[redacted]

08004384



August 5th, 2008

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

**File No. 082-35042**



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549



Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

1. *Material Fact Notice filed with Brazilian SEC on April 17, 2008 (English version)*

2. *IAN 2006 filed with Brazilian SEC on April 30, 2008 (Portuguese version)-Annual Information about MMX*

3. *Consolidated Share Ownership Form for the month of April filed with Brazilian SEC on May 9, 2008(English version)*

4. *Ordinary and Extraordinary General Meeting - Call Notice filed with Brazilian SEC on May 15, 2008 (English version)*

5. *Protocol and Justification of Partial Split-up of MMX filed with Brazilian SEC on May 15, 2008 (English version)*

6. *2007 Earnings Releases filed with Brazilian SEC on May 15, 2008 (English version)*

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall

constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5558.

Very truly yours,

Gina Pinto

**MMX MINERAÇÃO E METÁLICOS S.A.**
Public Company
CORPORATE REGISTRY (NIRE): 3330026111-7
CORPORATE TAXPAYER'S ID (CNPJ/MF): 02.762.115/0001-49
BOVESPA: MMXM3

**CALL NOTICE**
**ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING**

The Shareholders of **MMX Mineração e Metálicos S.A.** (the "Company" or "MMX") are hereby invited to attend the Ordinary and Extraordinary Shareholders' Meeting to be held on June 19, 2008 at 9:00 am, at Praia do Flamengo, 66, 10th floor, Flamengo, 22210-903, City of Rio de Janeiro, State of Rio de Janeiro, to vote on the following agenda items:

**I – AT THE ORDINARY SHAREHOLDERS' MEETING:**

**(i)** Analysis of management accounts; examination and approval of the financial statements for the financial year ended on December 31, 2007;

**(ii)** Approval of the constitution of a realizable profit reserve, as well as the Company's budget for the 2008 financial year;

**(iii)** Election of the members of the Company's Board of Directors; and

**(iv)** Approval of the annual compensation amount of the members of the Company's Board of Directors.

**II – AT THE EXTRAORDINARY SHAREHOLDERS' MEETING:**

**(v)** Approval of the change of the Company's headquarters from Praia do Flamengo, 154, 5th floor, 22210-030 to Praia do Flamengo, 66, 10th floor, Flamengo, 22210-903, both in the City of Rio de Janeiro, State of Rio de Janeiro;

**(vi)** Approval of the Protocol and Justification of the Partial Split-Up of the Company entered into on April 7, 2008 by the Executive Committees of the Company, LLX Logística S.A. ("LLX") and IronX Mineração S.A. ("IronX"), in line with the Notice to the Shareholders published by the Company on April 8, 2008, pursuant to CVM Instruction 319/99 and 358/02;

**(vii)** Ratification of the engagement of KPMG Independent Auditors to carry out the appraisal of the split-up portions of the Company's net worth to be transferred to LLX and IronX, as well as the preparation of the applicable appraisal report;

**(viii)** Approval of the appraisal report regarding the Company's net worth ("Appraisal Report");

**(ix)** Approval of the partial split-up of the Company followed by the merger of the split-up portions of the Company's net worth into LLX and IronX, with the consequent right of the shareholders of MMX to receive equity interest in the capital stock of LLX and IronX in proportion to their equity interests in the Company;

**(x)** Approval of the amendment to Article 2 of the Company's Bylaws to reflect the change of the Company's headquarters, Article 3 in order to exclude the logistics activities from the Company's corporate purpose, as well as Article 5 as a result of the capital stock reduction resulting from the partial split-up and restatement of the Bylaws; and

**(xi)** Authorization for the Company's Executive Committee to perform all actions necessary to the implementation and formalization of the partial split-up of the Company.

The shareholders participating in the custody of the registered fungible book-entry shares of the Company who wish to attend the Ordinary and Extraordinary Shareholders' Meeting shall present evidence of their equity ownership of Company's shares until June 17, 2008 (inclusively). In accordance with the first paragraph of article 126 of Law nº 6.404/76, the shareholders may be represented by attorneys-in-fact, with due observance of the applicable legal provisions. Powers of attorney and other corporate acts proving the representation status shall be delivered to the Company's headquarters no later than 48 (forty-eight) hours prior to the Shareholders' Meeting.

Pursuant to Article 137 of Law nº 6.404/76, dissenting shareholders shall have the right to withdraw from the Company by way of reimbursement of the book value of their shares. The reimbursement value, in accordance with the Company's December 31, 2007 balance sheet, which shall be submitted for approval by the shareholders, shall be R$5.954083443 per share. The right to withdraw may only be exercised by shareholders who were proven registered holders of Company's shares on April 7, 2008.

Copies of the Protocol and Justification of the Partial Split-up, the final Appraisal Report, the proposal of the Company's new Bylaws, the Notice to the Shareholders published by the Company on April 8, 2008 (pursuant to CVM Instructions No. 319/99 and 358/02) and other additional documents related to the items of this agenda are available to the shareholders during regular commercial hours at Praia do Flamengo, 66, 10th floor, 22210-903, in the City of Rio de Janeiro, State of Rio de Janeiro and on the websites of the Brazilian Securities and Exchange Commission and São Paulo Stock Exchange, in accordance with articles 124 and 135 of Law nº 6.404/76.

In accordance with article 141 of Law nº 6.404/76 and CVM Instructions nº 165/91 and nº 282/98, the minimum percentage of the voting capital stock required to request the adoption of the multiple voting procedure is five per cent (5%).

Rio de Janeiro, May 15, 2008.

MMX Mineração e Metálicos S.A.
Board of Directors
Eike Fuhrken Batista – President

## MMX Minas-Rio celebrates contract for Pipeline construction

MMX Mineração e Metálicos S.A. (Bovespa: MMXM3; TSX: XMM) ("MMX" or "The Company") hereby announces that its subsidiary MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio") has contracted Construções e Comércio Camargo Corrêa S.A. to build the slurry pipeline, part of the Minas-Rio System.

The contract establishes the implementation of a duct system comprised of welded steel pipes along the 525 km extension of the slurry pipeline. The pipeline will leave the Conceição do Mato Dentro municipality, located nearby MMX Minas-Rio's future iron ore concentration and beneficiation plant facilities, in Alvorada de Minas, Minas Gerais State, and reach Port Açu, in São João da Barra, Rio de Janeiro State, from where the production will be exported.

The contracted company has initiated the construction works this week, and the conclusion of the pipeline is scheduled for the first quarter of 2010.

Rio de Janeiro, April 17, 2008

Nelson José Guitti Guimarães
Chief Financial and Investor Relations Officer

Investor Relations
Elizabeth Cruz / Gina Pinto
Phone: 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

**CONSOLIDATED FORM**

**Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002**

Between April 1st, 2008 and April 30, 2008 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

| Company Name: MMX Mineração e Metálicos S.A. | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **(X) Board of Directors** | **( ) Executive Officers** | **( ) Audit Committee** | **( ) Technical and Consulting Committees** |

**Initial Balance**

| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
|---|---|---|---|---|
| | | | Same Class and Type | Total |
| Shares | Common | 104,084 | 0.68% | 0.68% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

**Transactions in the month**

| Securities / Derivatives | Securities Characteristics | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
|---|---|---|---|---|---|---|---|

**There were no transactions in the referred month**

**Final Balance**

| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
|---|---|---|---|---|
| | | | Same Class and Type | Total |
| Shares | Common | 2.081.680* | 0.68% | 0.68% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

* The increase was due to the split of shares approved in the Extraordinary Shareholders' Meeting held on April 7, 2008.

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

**CONSOLIDATED FORM**
**Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002**

Between April 1st, 2008 and April 30, 2008 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

| Company Name: MMX Mineração e Metálicos S.A. | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | **(X ) Executive Officers** | **( ) Audit Committee** | **( ) Technical and Consulting Committees** |

**Initial Balance**

| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
|---|---|---|---|---|
| | | | Same Class and Type | Total |
| Shares | Common | 159,976 | 1.05% | 1.05% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

**Transactions in the month**

| Securities / Derivatives | Securities Characteristics | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
|---|---|---|---|---|---|---|---|

**There were no transactions in the referred month**

**Final Balance**

| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
|---|---|---|---|---|
| | | | Same Class and Type | Total |
| Shares | Common | 3.199.520* | 1.05% | 1.05% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

* The increase was due to the split of shares approved in the Extraordinary Shareholders' Meeting held on April 7, 2008.

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

**CONSOLIDATED FORM**
**Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002**

Between April 1st, 2008 and April 30, 2008 the following transactions occurred with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

| **Company Name: MMX Mineração e Metálicos S.A.** | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | **( ) Executive Officers** | **( ) Audit Committee** | **(X ) Controlling Shareholders** |

| **Initial Balance** | | | | |
|---|---|---|---|---|
| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
| | | | Same Class and Type | Total |
| Shares | Common | 9.400.872 | 61.72% | 61.72% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

| **Transactions in the month** | | | | | | | |
|---|---|---|---|---|---|---|---|
| Securities / Derivatives | Securities Characteristics | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
| Shares | Common | Itaú Corretora | Sale | 04/01/2008 | (86) | R$ 950.00 | R$ 81,700.00 |
| | | | | | | | |

| **Final Balance** | | | | |
|---|---|---|---|---|
| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
| | | | Same Class and Type | Total |
| Shares | Common | 188.015.720* | 61.72% | 61.72% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

* The increase was due to the split of shares approved in the Extraordinary Shareholders' Meeting held on April 7, 2008.

Note: The informed total number of shares refers to the sum of shares owned by members of the referred Controlling Shareholder, plus shares owned by their related persons.

KPMG



**MMX Mineração e Metálicos S.A. (Parent Company)**

# Appraisal Report on the Shareholders' Equity at book value as of December 31, 2007

*(Free Translation from Portuguese Original)*

# APPRAISAL REPORT

**KPMG Auditores Independentes**, with offices at Almirante Barroso, No. 52, 4th floor, in the City of Rio de Janeiro, Capital of the State of Rio de Janeiro (RJ), duly registered as a Corporate Taxpayer with the Ministry of Finance (CNPJ/MF) under No. 57.755.217/0003-90, an accounting firm originally registered with the São Paulo State (SP) Chapter of the Regional Accounting Council under No. CRC-SP-14.428/O-6-F-RJ, the Articles of Association of which was registered at the 2nd Corporate Registry Office of São Paulo – SP on June 24, 1987, with subsequent amendments to such Articles being registered at that same corporate registry office, the latest of which, dated March 31, 2006, was registered on microfilm under No. 85.448 on April 11, 2006, herein represented by its partner signing below, **Manuel Fernandes Rodrigues de Sousa**, a Portuguese citizen, married, accountant by profession, bearer of Brazilian Identity Card No. RNE W647091L-RJ, registered as an Individual Income Taxpayer with the Ministry of Finance (CPF/MF) under No. 783.840.017-15, registered with the Rio de Janeiro State Chapter of the Regional Accounting Council under No. CRC-052.428/O-2, resident and domiciled in the City of Niterói – RJ, whose offices are located at the same address as the firm he represents, having been appointed by **MMX Mineração e Metálicos S.A.** ("the Company"), a Brazilian joint stock corporation with registered offices at Praia do Flamengo, No. 154 – 5th floor, Rio de Janeiro - RJ, duly registered with the CNPJ/MF under No. 02.762.115/0001-49, as expert appraiser to determine the book net worth of the Company as of December 31, 2007, in accordance with accounting practices adopted in Brazil, hereby presents the results of its work.

## 1 - Objective

The objective of this Appraisal Report is to register the book value of the Company's net worth for purposes of spinning off the portion to be separated and attributed to IronX Mineração S.A. -- a Brazilian corporation with registered offices at Praia do Flamengo, No. 154 – 4$^{th}$ floor, Rio de Janeiro - RJ, duly registered as a corporate taxpayer with the Ministry of Finance under No. CNPJ/MF09.295.979/0001-47 – and to LLX Logística S.A. -- a Brazilian corporation with registered offices at Praia do Flamengo, No. 154 – 4$^{th}$ floor, Rio de Janeiro - RJ, duly registered as a corporate taxpayer with the Ministry of Finance under No. CNPJ/MF 08.741.499/0001-08, as a result of the corporate reorganization process being implemented by the Company.

**2 – Scope of our work**

This Appraisal Report on the Shareholders' Equity at book value is being issued in connection with our audit of the Company's Balance Sheet as of December 31, 2007, which was prepared under the oversight of the Company's Management.

We conducted our audit in accordance with the norms for independent audits of financial statements applicable in Brazil and therefore encompassed, among other procedures: (a) planning our work considering the materiality of balances, volume of transactions and the Company's accounting and internal control systems; (b) confirming on a test basis the evidence and account records that support the amounts disclosed; and (c) evaluating the accounting practices and significant estimates adopted by Management.

**3 - Conclusion**

Based on the work performed, we have concluded that the value of the assets, rights and obligations comprising the shareholders' equity of the Company at book value, in accordance with the balance sheet as of December 31, 2007 summarized in the Attachment hereto, is R$ 1,813,672,405.07 (one billion, eight hundred and thirteen million, six hundred and seventy-two thousand, four hundred and five Reais and seven centavos), represented by 15,230,492 (fifteen million, two hundred and thirty thousand, four hundred and ninety-two) common register shares without par value, corresponding to 100% (one hundred per cent) of its capital stock, as duly registered in the Company's accounting record books, in accordance with accounting practices adopted in Brazil.

Pursuant to the requisites of the Brazilian Securities Commission (CVM), we hereby inform that:

(a) According to the professional norms established by the Federal Accounting Council (CFC), we are not aware of any direct or indirect conflict of interest with respect to the Company and its subsidiaries or of any other circumstance that might represent a conflict of interest in relation to the services we have performed and which are described above; and

(b) We are not aware of any action taken by the controllers and administrators of the Company and its subsidiaries for the purpose of directing, limiting, hindering or engaging in any acts that have or may have compromised access to, use of or knowledge regarding information, assets, documents or working methodologies that would be relevant to the quality of the respective conclusions.

Rio de Janeiro, Brazil – (*Portuguese original signed March 7, 2008)*

*(Free English Version March 10, 2008)*

**KPMG Auditores Independentes**
CRC-SP-14.428/O-6-F-RJ

**Manuel Fernandes Rodrigues de Sousa**
Accountant - CRC-RJ-052.428/O-2
Engagement Partner

# Attachment to the Appraisal Report on the Shareholders' Equity at book value of MMX Mineração e Metálicos S.A. – Parent Company

## Balance Sheet as of December 31, 2007

| ASSETS | |
|---|---|
| **Current Assets** | |
| Cash and cash equivalents | 368.930.813,00 |
| Taxes recoverable | 23.118.090,36 |
| Advances to suppliers | 5.714.776,04 |
| Other credits | 62.789.541,87 |
| | 460.553.221,27 |
| **Noncurrent Assets** | |
| Taxes recoverable | 123.920,60 |
| Prepaid expenses | 202.961,39 |
| Subsidiary and associated companies | 316.417.020,06 |
| Other credits | 8.297,82 |
| | 316.752.199,87 |
| **Permanent Assets** | 1.077.582.250,41 |
| Investments | 80.453,97 |
| IRX Mineração | 19.929.396,74 |
| Bay Service | 112.279.788,75 |
| Amapá Mineração | 660.778.315,20 |
| Minas Rio | 194.934,68 |
| Properties | 165.969.700,14 |
| LLX Logística | 120.000,00 |
| Bahia Ferro | 37.800.383,85 |
| Metálicos Corumbá | 9.999,00 |
| Metálicos Amapá | 80.419.278,08 |
| AVX | |
| | 604.470,31 |
| Intangible assets | |
| | 16.698.405,62 |
| Property, plant and equipment | |
| | 1.094.885.126,34 |
| **Total Assets** | 1.872.190.547,48 |

| LIABILITIES AND EQUITY | |
|---|---|
| **Current Liabilities** | |
| Suppliers | 14.158.424,58 |
| Working capital financings | 548.265,25 |
| Taxes and contributions | 18.122.405,60 |
| Other accounts payable | 17.097.319,61 |
| | 49.926.415,04 |
| **Noncurrent Liabilities** | |
| Subsidiary and associated companies | 682.272,46 |
| Other accounts payable | 7.909.454,91 |
| | 8.591.727,37 |
| **Stockholders' Equity** | |
| Capital stock | 1.142.804.167,04 |
| Revenue reserves | 670.868.238,03 |
| | 1.813.672.405,07 |
| **Total Liabilities and Equity** | 1.872.190.547,48 |

# MMX Mineração e Metálicos S.A. – Parent Company

## Balance Sheet as of

## December 31, 2007

| Descritpion | Balance before spin-off | *Assets spun-off* and attributed to IronX Mineração S.A. | *Assets spun-off* and attributed to LLX Logística S.A. | Balance after total spin-off |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current Assets** | | | | |
| Cash and cash equivalents | 368.930.813,00 | (78.906.318,97) | | 290.024.494,03 |
| Taxes recoverable | 23.118.090,36 | | | 23.118.090,36 |
| Advances to suppliers | 5.714.776,04 | | | 5.714.776,04 |
| Other credits | 62.789.541,87 | | | 62.789.541,87 |
| | **460.553.221,27** | **(78.906.318,97)** | **-** | **381.646.902,30** |
| **Noncurrent Assets** | | | | |
| Taxes recoverable | 123.920,60 | | | 123.920,60 |
| Prepaid expenses | 202.961,39 | | | 202.961,39 |
| Subsidiary and associated companies | 316.417.020,06 | | | 316.417.020,06 |
| Other credits | 8.297,82 | | | 8.297,82 |
| | **316.752.199,87** | | **-** | **316.752.199,87** |
| **Permanent Assets** | | | | |
| Investments | | | | |
| IRX Mineração Ltda | 80.453,97 | | | 80.453,97 |
| Bay Service | 19.929.396,74 | (19.929.396,74) | | - |
| Amapá Mineração | 112.279.788,75 | (112.279.788,75) | | - |
| Minas Rio | 660.778.315,20 | (660.778.315,20) | | - |
| Properties | 194.934,68 | | | 194.934,68 |
| LLX Logistica S/A | 165.969.700,14 | | (165.969.700,14) | - |
| Bahia Ferro | 120.000,00 | | | 120.000,00 |
| Metálicos Corumba | 37.800.383,85 | | | 37.800.383,85 |
| Metálicos Amapá | 9.999,00 | (9.999,00) | | - |
| AVX | 80.419.278,08 | | | 80.419.278,08 |
| Intangible Assets | 604.470,31 | | | 604.470,31 |
| Property, plant, equipment | 16.698.405,62 | | | 16.698.405,62 |
| | **1.094.885.126,34** | **(792.997.499,69)** | **(165.969.700,14)** | **135.917.926,51** |
| **Total do Ativo** | **1.872.190.547,48** | **(871.903.818,66)** | **(165.969.700,14)** | **834.317.028,68** |

# MMX Mineração e Metálicos S.A. - Parent Company

## Balance Sheet as of

## December 31, 2007

| Description | Balances before Total Spin-Off | Assets spun-off and attributed to IronX Mineração S.A. | Assets spun-off and attributed to LLX Logística S.A. | Balance after total spin-off |
|---|---|---|---|---|
| **LIABILITIES** | | | | |
| **Current Liabilities** | | | | |
| Suppliers | 14.158.424,58 | | | 14.158.424,58 |
| Working capital financings | 548.265,25 | | | 548.265,25 |
| Taxes and contributions | 18.122.405,60 | | | 18.122.405,60 |
| Other accounts payable | 17.097.319,61 | | | 17.097.319,61 |
| | **49.926.415,04** | | | **49.926.415,04** |
| **Noncurrent Liabilities** | | | | |
| Subsidiary and associated companies | 682.272,46 | | | 682.272,46 |
| Other Accounts Payable | 7.909.454,91 | | | 7.909.454,91 |
| | **8.591.727,37** | | | **8.591.727,37** |
| **Shareholders' Equity** | | | | |
| Capital stock | 1.142.804.167,04 | (317.143.618,74) | (49.861.662,03) | 775.798.886,27 |
| Reserves | 670.868.238,03 | (554.760.199,92) | (116.108.038,11) | - |
| | **1.813.672.405,07** | **(871.903.818,66)** | **(165.969.700,14)** | **775.798.886,27** |
| **Total Liabilities** | **1.872.190.547,48** | **(871.903.818,66)** | **(165.969.700,14)** | **834.317.028,68** |

# Bay Service Serviços Portuários Ltda.
## Balance Sheet as of
## December 31, 2007

| | |
|---|---|
| A S S E T S | |
| **Current Liabilities** | |
| Cash and cash equivalents | 18.536.367,91 |
| **Permanent Assets** | |
| Property, plant and equipment | 7.534.325,00 |
| **Total Assets** | 26.070.692,91 |
| **LIABILITIES** | |
| **Noncurrent Liabilities** | |
| Subsidiary and associated companies | 6.344.413,18 |
| **Stockholders' Equity** | |
| Capital stock | 20.050.000,00 |
| Retained earnings (deficit) | (323.720,27) |
| | 19.726.279,73 |
| **Total Liabilities** | 26.070.692,91 |

# MMX Amapá Mineração Ltda.
## Balance Sheet as of
## December 31, 2007

| | Parent Company | Consolidated |
|---|---|---|
| **A S S E T S** | | |
| **Current Assets** | | |
| Cash and cash equivalents | 170.314.230,19 | 191.798.378,94 |
| Trade accounts receivable | - | 981.489,48 |
| Advances | 2.805.875,99 | 2.928.492,94 |
| Taxes recoverable | 895.974,78 | 1.479.153,11 |
| Other credits | 585.833,04 | 619.935,32 |
| | 174.601.914,00 | 197.807.449,79 |
| **Noncurrent Assets** | | |
| Taxes recoverable | 24.692.039,75 | 27.821.693,69 |
| Subsidiary and associated companies | 85.300.025,55 | 2.087.964,13 |
| Other credits | 28.358.526,39 | 28.689.613,74 |
| | 138.350.591,69 | 58.599.271,56 |
| **Permanent Assets** | | |
| Intangible assets | 3.233.746,22 | 3.986.696,16 |
| Property, plant and equipment | 562.202.756,01 | 601.069.556,39 |
| Deferred charges | 131.539.185,08 | 147.673.077,82 |
| | 696.975.687,31 | 752.729.330,37 |
| **Total Assets** | 1.009.928.193,00 | 1.009.136.051,72 |
| **LIABILITIES** | | |
| **Current Liabilities** | | |
| Suppliers | 30.580.535,74 | 35.749.642,00 |
| Allowance for vacation and payroll charges | 1.631.117,74 | 1.841.635,38 |
| Taxes and contributions payable | 30.066.038,67 | 34.439.916,38 |
| Loans and financings | 229.680.287,70 | 229.748.949,08 |
| Provision for loss on derivative financial instruments | 753.013,27 | 753.013,27 |
| Obligations for acquisitions of property, plant and equipment | 10.769.896,17 | 10.769.896,17 |
| Provision for uncovered liabilities | 34.045.475,97 | - |
| Other obligations | 8.900.722,33 | 8.900.722,33 |
| | 346.427.087,59 | 322.203.774,61 |
| **Noncurrent Liabilities** | | |
| Loans with related parties | 351.120.734,79 | 372.908.349,10 |
| Subsidiary and associated companies | 145.127.032,38 | 146.770.589,77 |
| Other accounts payable | 6.853.640,03 | 6.853.640,03 |
| | 503.101.407,20 | 526.532.578,90 |
| **Stockholders' Equity** | | |
| Capital stock | 200.842.782,00 | 200.842.782,00 |
| Retained earnings (deficit) | (40.443.083,79) | (40.443.083,79) |
| | 160.399.698,21 | 160.399.698,21 |
| **Total Liabilities** | 1.009.928.193,00 | 1.009.136.051,72 |

# MMX Minas-Rio Mineração S.A.

## Balance Sheet as of

## December 31, 2007

| | Parent Company | Consolidated |
|---|---|---|
| **A S S E T S** | | |
| **Current Assets** | | |
| Cash and cash equivalents | 1.264.689.586,74 | 1.264.689.586,74 |
| Advances | 1.811.781,85 | 1.811.781,85 |
| Taxes recoverable | 9.469.456,81 | 9.469.456,81 |
| Other credits | 853.289,01 | 853.289,01 |
| | 1.276.824.114,41 | 1.276.824.114,41 |
| **Noncurrent Assets** | | |
| Taxes recoverable | 849.081,86 | 849.081,86 |
| Subsidiary and associated companies | 38.253.559,93 | 889.609,16 |
| | 39.102.641,79 | 1.738.691,02 |
| **Permanent Assets** | | |
| Investments | 9.637.399,71 | - |
| Intangible assets | 396.817.882,56 | 455.809.002,08 |
| Property, plant and equipment | 234.376.253,55 | 234.376.253,55 |
| Deferred charges | 124.579.987,48 | 131.268.679,56 |
| | 765.411.523,30 | 821.453.935,19 |
| **Total Assets** | 2.081.338.279,50 | 2.100.016.740,62 |
| **LIABILITIES** | | |
| **Current Liabilities** | | |
| Suppliers | 14.701.795,31 | 14.701.795,31 |
| Allowance for vacation and payroll charges | 976.822,87 | 976.822,87 |
| Taxes and contributions payable | 7.400.610,46 | 7.400.610,46 |
| Loans and financings | 128.380.790,69 | 128.380.790,69 |
| Provision for loss on derivative financial instruments | 23.030.308,92 | 23.030.308,92 |
| Obligations for acquisitions of property, plant and equipment | 2.420.000,00 | 2.420.000,00 |
| Obligations for acquisitions of investments | 43.141.115,48 | 61.735.436,67 |
| Provision for Income Tax and Social Contribution payable | 148.911.823,12 | 148.911.823,12 |
| Other obligations | 1.990,72 | 1.990,72 |
| | 368.965.257,57 | 387.559.578,76 |
| **Noncurrent Liabilities** | | |
| Loans with related parties | 289.588.242,97 | 289.672.382,90 |
| Subsidiary and associated companies | 5.245.810,51 | 5.245.810,51 |
| Other accounts payable | 8.621.751,00 | 8.621.751,00 |
| | 303.455.804,48 | 303.539.944,41 |
| **Unearned Income and Minority Stockholders** | 113.273.460,19 | 113.273.460,19 |
| **Stockholders' Equity** | | |
| Capital stock | 1.295.643.757,26 | 1.295.643.757,26 |
| | 1.295.643.757,26 | 1.295.643.757,26 |
| **Total Liabilities** | 2.081.338.279,50 | 2.100.016.740,62 |

# MMX Metálicos Amapá Ltda.

## Balance Sheet as of

## December 31, 2007

| | |
|---|---|
| **A S S E T S** | |
| **Current Liabilities** | |
| Cash and cash equivalents | 249.869,41 |
| Advances | 8.000,00 |
| **Permanent Assets** | |
| Property, plant and equipment | 10.000.000,00 |
| Deferred charges | 646.982,57 |
| **Total Assets** | 10.904.851,98 |
| **LIABILITIES** | |
| **Current Liabilities** | |
| Taxes and contributions | 1.586,15 |
| **Noncurrent Liabilities** | |
| Subsidiary and associated companies | 10.893.265,83 |
| **Shareholders' Equity** | |
| Capital stock | 10.000,00 |
| **Total Liabilities** | 10.904.851,98 |

# LLX LOGÍSTICA S.A.

## Balance Sheet as of

## December 31, 2007

| Descritpion | Parent Company | Consolidated |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | 157.541,15 | 156.457.201,20 |
| Accounts receivavble | - | 1.601.238,04 |
| Inventory | - | 580.410,17 |
| Taxes recoverable | 479,72 | 1.054.938,69 |
| Advances to suppliers | 308,00 | 22.172,46 |
| | **158.328,87** | **159.715.960,57** |
| **Noncurrent Assets** | | |
| Taxes recoverable | 1.538,41 | 32.157,51 |
| Judicial Deposits | - | 6.960,00 |
| Subsidiaries and Affiliates | 1.129.839,53 | 460.347,45 |
| | **1.131.377,94** | **499.464,97** |
| **Permanent Assets** | | |
| Investments | 172.784.632,26 | - |
| LLX Açu Ltda | 1.431.540,19 | - |
| LLX Minas-Rio | 171.352.188,13 | - |
| Pedreira Sepetiba Ltda | 436,39 | - |
| Sepetiba Emp. E participações Ltda. | 467,55 | - |
| Property, plant and equipment | 132.233,86 | 83.571.445,25 |
| Intangible | - | 72.289.706,54 |
| Deferred | - | 4.238.391,80 |
| | **172.916.866,12** | **160.099.543,60** |
| **Total Assets** | **174.206.572,93** | **320.314.969,13** |
| **LIABILITIES** | | |
| **Current Liabilities** | | |
| Suppliers | 635.886,65 | 2.608.547,58 |
| Taxes and Contributions | 1.019.775,66 | 2.703.544,16 |
| Obligations for acquisition of property, plant and equipment | - | 13.358.639,39 |
| Obligations for acquisition of investments | - | 31.907.263,12 |
| Other accounts payables | 250.449,61 | 11.114.825,47 |
| | **1.906.111,92** | **61.692.819,72** |
| **Noncurrent Liabilities** | | |
| Subsidiaries and affiliates | 4.666.919,46 | 40.531.249,36 |
| Obligations for acquisition of investments | - | 31.907.263,12 |
| Provision for liquidation of Hedge | 1.647.520,24 | 7.607.770,55 |
| Other accounts payables | (277,46) | 12.589.567,60 |
| | **6.314.162,24** | **92.635.850,62** |
| **Shareholders' Equity** | | |
| Capital stock | 5.120.000,00 | 5.120.000,00 |
| Reserves | 160.866.298,77 | 160.866.298,77 |
| | **165.986.298,77** | **165.986.298,77** |
| **Total Liabilities** | **174.206.572,93** | **20.314.969,12** |

# MMX announces its 1Q08 results

**Rio de Janeiro, May 15, 2008** – MMX Mineração e Metálicos S.A. (Bovespa: MMXM3; TSX: XMM) – ("MMX" or "Company") announces its results for the period ended March 31, 2008 (1Q08). The financial statements presented at the end of this document were prepared in accordance with the usual accounting practices adopted in Brazil, based on Brazilian Corporate Law and CVM regulations ("BR GAAP").

## SUMMARY OF THE PERIOD

- ✓ Through the subsidiary AVX, the Company concluded the acquisition of Minerminas in March 2008, a mining company located in the Iron Quadrangle, Minas Gerais State, in an area nearby AVG Mineração, acquired in December 2007.
- ✓ MMX's iron ore production totaled 1,402 thousand tons in the 1Q08, with sales of 1,076 thousand tons, of which 67% to the domestic market and 33% to exports market.
- ✓ MMX Metálicos Corumbá's second blast furnace commenced operating in January 2008, thus enabling the pig iron plant to produce at the nominal capacity of 400 thousand tons per year.
- ✓ Net revenue reached R$160 million in the quarter, 67% higher than in the 4Q07, influenced by sales from the AVX and Amapá Systems, although not reflecting the positive annual iron ore price adjustment yet.
- ✓ The 1Q08 net income of R$184.2 million was positively impacted by the capital gain obtained as a result of the financial settlement of the sale of a 15% stake in LLX to Ontario Teachers Pension Plan (OTPP).
- ✓ In March 2008, Mr. Eike Batista, controlling shareholder of MMX, and Anglo American Participações em Mineração Ltda. ("Anglo American Participações") entered into a Share Purchase and Sale Agreement for the acquisition, by Anglo American Participações, of the controlling stake in IronX Mineração S.A. ("IronX"), company resulting from MMX's partial split-up that will own MMX's 51% stake in MMX Minas-Rio and 70% stake in MMX Amapá.
- ✓ In March 2008 MMX Minas-Rio was granted the environmental construction permit for the construction of the slurry pipeline and, in April 2008, it contracted Camargo Corrêa to build the pipeline.
- ✓ In February, 2008 MMX's shares commenced trading on the Bovespa's odd-lot market, under the ticker MMXM3F.
- ✓ An Extraordinary Shareholders' Meeting held on April 7, 2008 approved the third split of the Company's common shares in the proportion of 20 to 1. Therefore, each of MMX's GDRs now corresponds to one common share.


| **Investor Relations:** | **Nelson Guitti** | **Elizabeth Cruz** | **Gina Pinto** |
|---|---|---|---|
| | CFO and IR Officer | IR Manager | IR Analyst |
| | Tel: (21)2555-5634 | ri@mmx.com.br | |
| | (21)2555-5558 | www.mmx.com.br/ri | |
| | (21)2555-5563 | | |

Analysis of the Quarter's Consolidated Result

## Production

MMX's iron ore production totaled 1,402 thousand tons in the 1Q08, of which 830 thousand tons from AVX System, 396 thousand tons from MMX Corumbá, and 176 thousand tons from MMX Amapá.

In addition, MMX Corumbá produced 53 thousand tons of pig iron.

**Iron Ore Production (thousand tons)**



1.402
830
396
176
176
319
225
544
Amapá
Corumbá
AVX
MMX
Lump
Sinter Feed
Pellet Feed


The MMX Amapá System finalized the loading its first iron ore shipment, headed for -Gulf Industrial Investment Corporation (GIIC), in January 2008. The Amapá mine is at a ramp-up phase and is expected to reach the full production capacity rate of 6.5 thousand tons per year in November 2008. The energy for the Amapá operation will be supplied by the Amapari Thermoelectric Plant, which has its construction conclusion expected for May/2008. In the 1Q08 the energy was supplied by emergency electric power generators.

The MMX Corumbá System has carried on its iron ore production plan in course, aimed at producing 2.2 million tons in 2008. The pig iron plant initiated the operation of its second blast furnace in January 2008, reaching, thus, the nominal production capacity of 400 thousand tons per year. A momentary shortage with certified and licensed charcoal supply in the region led to pig iron production below forecast in the 1Q08.

The AVX System comprises the operations of AVG and Minerminas, two family-owned mining companies recently acquired in December 2007 and January 2008, respectively, and located at the Serra Azul region, Minas Gerais State. MMX is implementing an action plan aimed at achieving operational efficiency gains and at increasing production capacity to 6.1 thousand tons per year in 2008. A higher rate of production will be accomplished in the 2Q08 upon implementation of the 4-shifts operation, enabled by the approval obtained through a collective agreement with the employees.

## Sales

In the 1Q08, iron ore sales volume reached 1,076 thousand tons, of which 67% directed to the domestic market and 33% for the export market. Of total sales, AVX contributed with 726 thousand tons and MMX Amapá with 133 thousand tons. MMX Corumbá System's sales reached 217 thousand tons of pig iron and 62 thousand tons of pig iron.



1Q08 Sales (thousand tons)
1.076
350
726
62
Iron Ore
Pig Iron
Domestic Market
Exports




Iron Ore Sales Mix
Lump
Sinter Feed
Pellet Feed


## Net Revenue

Net revenue in the 1Q08 reached R$160 million, 90% higher than in the 4Q07, when it totaled R$ 95.8 million.

This increase reflects the acquisitions carried out by the Company, which added AVG and Minerminas' operations to the consolidated results, as well as the start up of operations of the pig iron plant in Corumbá and of the MMX Amapá System.

The 1Q08 net revenue does not reflect the annual iron ore price adjustment yet, as this became effective only in the second quarter, and has the iron ore benchmark price variation as reference.



Net Revenue (R$ Millions)
25,1
24,9
58,3
95,8
160,1
1Q07
2Q07
3Q07
4Q07
1Q08

## Other operating revenues and expenses

General and administrative expenses in 1Q08 totaled R$52.9 million, 20% higher than in 4Q07. Higher personnel expenses due to the beginning of operations in MMX Amapá and to the new operation, AVX, contributed to this increase.

Sales expenses reached R$33.5 million in the quarter, 86% higher than in the 4Q07 mainly due to the higher sales volumes, since shipment in the 4Q07 was negatively affected by the *force majeure* in the Paraguay River.

Other operating expenses of R$15.2 million reflects mostly the goodwill amortization from the Minerminas and AVG acquisition.

## EBITDA

The 1Q08 EBITDA was negative R$77.6 million. This indicator expresses the initial phase of MMX's projects, with unitary cost of goods sold still at a high level due to the low production volume, which shall improve as operations develop, leading to sales increases.

**EBITDA (R$ Millions) and EBITDA Margin (%)**



1Q07
2Q07
3Q07
4Q07
1Q08
-79%
-97%
-40%
EBITDA
EBITDA Margin


## Financial Result and Debt

In the 1Q08, MMX recorded a net financial income of R$7.4 million as a result of: (a) R$38.8 million interest income obtained through the cash investment in marketable securities; (b) a R$13.3 million exchange rate variation gain - resulting from the effect of the 1.25% appreciation of the Brazilian Real in relation to the US Dollar, on the foreign denominated debt; and (c) R$44.8 million financial expenses, mainly from interest payment on debt.

MMX recorded net cash of R$152 million in the 1Q08 explained by:

- ✓ Cash and equivalents balance totaled R$1.4 billion on March 31, 2008, practically unchanged in comparison to the balance recorded at the end of 2007.

- ✓ Gross debt of R$1.3 billion, 21% higher than in the 4Q07. The second BNDES drawdown of R$110 million to MMX Amapá occurred in March. The Company also obtained new funding, through AVG Mineração, as trade financing for investing in the AVX System.

**Debt x Cash**


090
335
152
December 2007
March 2008
Gross Debt
Cash
Net Cash

Certain covenants related to the Financing Contract of the MMX Amapá System are not being accomplished due to facts out of the Company's control. Nevertheless, no formal communication or notification from the main creditor of the Financing Contract, declaring the non-fulfillment or maturity of any obligation, has been received up to date. The parties have been carrying amicable negotiations in the last months and it is expected that the new physical-financial schedule to be presented by MMX Amapá will eliminate any possibility of non-compliance or anticipated debt maturity.

## Non Operating Result

In the 1Q08 the Company recorded a capital gain of R$ 254.7 million as a result of the financial settlement of the sale of a 15% stake in LLX to OTPP for US$185 million.

## Net Income

Net income in 1Q08 totaled R$184.2 million, mainly due to the capital gain obtained as a result of the financial settlement of the sale of a 15% stake in LLX to OTPP, for US$185 million.

## CAPEX

MMX continued its development plan in course, aimed at achieving the scheduled execution timeline. Total capex in fixed and deferred assets required for the various projects in the 1Q08 was of R$487 million, and the total amount invested to date reached R$1.9 billion.

Of the total invested in the 1Q08, special notice is given to the Minas-Rio, Amapá and LLX projects, which reached investments of R$279 million, R$111 million and R$68 million, respectively.

**Accumulated Investments in Fissed and Deferred Assets**
**(R$ million)**



776
885
187
465
326
334
22
37
88
156
22
31
1.420
1.908
Amapá
Minas-Rio
Corumbá
AVX
LLX
Outras
Total
4Q07
1Q08


## Mineral resources and reserves

During the 1Q08 MMX disclosed new technical reports on MMX Corumbá, MMX Minas-Rio and AVG 's mineral resources and reserves. The reports were carried out in accordance with the standards set by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM Standards) and by the National Instrument 43-101 of the Canadian Securities Administrators (NI 43-101).

MMX Amapá's internal evaluation report was issued in March 2008 and is under certification process by the independent auditors, in accordance with the Toronto Stock Exchange rules. The report shall be disclosed in the 2Q08.

The table below presents MMX's mineral resources:

| | MMX Minas-Rio Total ( Mt ) | MMX - Corumbá Mina 63 & Urucum NE ( Mt ) | MMX - Amapá* ( Mt ) | AVG ( Mt ) |
|---|---|---|---|---|
| Measured / Indicated | 1485,0 | 82,9 | 73,6* | |
| Inferred | 2305,0 | 46,8 | 104,5* | 98,7 |
| Conceptual | 900,0 | | 150* | |

OBS: Database December 2007 (AVG), November 2007 (Minas-Rio) and September 2007 (Corumbá).
(*) Database March 2006 - new report to be disclosed in 2Q08

The resources of the MMX Corumbá System includes the reserves of Mine 63, of which 4.3 million tons are proved reserves and 29.4 million tons are probable reserves.

MMX

MMXM3 NOVO MERCADO

## Relevant Information

### Eike Batista and Anglo American Celebrate Share Purchase Agreement

On March 31, 2008, Mr. Eike Batista, controlling shareholder of MMX, certain members of the management of MMX and Anglo American Participações em Mineração Ltda. ("Anglo American Participações"), a wholly owned subsidiary of Anglo American plc, entered into a Share Purchase and Sale Agreement, whereby Anglo American Participações agreed to purchase, and Mr. Eike Batista and certain members of management of MMX agreed to sell, common shares representing approximately 63.47% of the share capital of IronX Mineração S.A. ("IronX").

IronX is a corporation currently in the process of obtaining its publicly-held company registration before the Brazilian Securities Commission (the Comissão de Valores Mobiliários or the "CVM"), and, after the conclusion of a corporate reorganization of MMX, IronX will be the owner of 51% of the share capital of MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio") and 70% of MMX Amapá Mineração Ltda. ("MMX Amapá"). Anglo American Participações currently owns, indirectly, 49% of MMX Minas-Rio, as well as 49% of LLX Minas-Rio Logística Comercial Exportadora S.A. ("LLX Minas-Rio"), and the remaining 51% of the share capital of LLX Minas-Rio will continue to be held by LLX Logística S.A. ("LLX"). The Reorganization will also involve the transfer to IronX of 100% (one hundred per cent) of the stock capital of MMX Metálicos Amapá Ltda. and Bay Service Serviços Portuários Ltda.

In addition to certain other conditions that are customary in transactions of this nature, in order to carry out the Reorganization, IronX, LLX and MMX must obtain the relevant approvals from their shareholders in a shareholders' meeting, called in accordance with the Law and the regulation issued by the CVM. The Acquisition is subject to registration of the Tag-Along Offer before CVM and to its completion by Anglo American Participações. The process will be notified to the competent antitrust bodies, while MMX, IronX and LLX will keep their shareholders and the market timely and sufficiently informed of all the steps of the transaction until conclusion.

Information regarding the Restructuring and Acquisition, Public Offering of shares from sale and capital control, as well as the continuity of MMX and LLX's operations as publicly-held companies, listed in Bovespa's Novo Mercado, may obtained in the Public Announcement disclosed on March 31,2008, which is available at the Investor Relations section of MMX's website: www.mmx.com.br

## Parent Company Financial Statements

Listed below are the highlights for the 1Q08:

- ✓ Net income in the 1Q08 totaled R$184.2 million, mainly due to the capital gain obtained as a result of the financial settlement of the sale of a 15% stake in LLX to OTPP, for US$185 million;
- ✓ Net financial revenue of R$15.7 million;
- ✓ General and administrative expenses of R$13.7 million;
- ✓ Shareholders' Equity of R$1.9 billion at the quarter end.

## MMX in Novo Mercado

MMX is listed on Bovespa's Novo Mercado, under the ticker MMXM3. The Company is included in the Special Corporate Governance Stock Index (IGC), the differentiated tag along index ("ITAG") and the Brasil Index ("IBrX-100"). Shares are priced at unitary price and traded in 100 share lots.

The capital stock is composed exclusively of common shares and minority shareholders are entitled to the same treatment given to the controlling shareholder in the eventuality of a control block trade (100% tag along rights), as stated in the Company's Bylaws.

On April 7, 2008, following the Company's share split program, disclosed on the IPO memorandum, the third split of the Company's common shares was approved, in the proportion of 20 shares for each existing share. Therefore, Company's capital stock is now represented by 304,610 thousand shares.

By the end of the 1Q08 MMX's free float reached 33.3%, represented by approximately 709 shareholders. International investors' share in the free float was of 91% and of 30% in the Company's total capital.

MMX's share price reached R$945.00 in March 31, 2008, corresponding to a 0.53% appreciation in the first three months of 2008 and 138% appreciation in 12 months. The market value reached R$ 14.4 billion.

In the first quarter of 2008, 3,044 thousand shares were traded in 7,366 transactions. MMX's shares were present in 100% of the stock exchange's trading days, with a daily average of 123 transactions, 46% higher than in the 4Q07, indicating an increase in the Company's share liquidity.

### MMX's GDRs on the TSX

MMX is listed at the Toronto Stock Exchange (TSX) with its Level 1 Global Depositary Receipts ("GDR"), being the first Brazilian company to be listed in Canada.

After the share split approved in April 2008, each MMX share, which previously corresponded to 20 GDRs, now corresponds to 1 (one) GDR. On March 31, 2008, the GDRs represented 9% of the Company's free float, corresponding to 444 thousand commom shares.

## CAPEX and Acquisitions

In the 1Q08 the Company, through its subsidiary AVX Mineração e Participações Ltda., concluded the acquisition of 100% of the issued and outstanding shares of capital stock of Minerminas – Mineradora Minas Gerais Ltda. for US$125 million, payable in 7 semi-annual consecutive installments.

The Company estimates that the integrated operations of AVG and Minerminas will result in iron ore production of 6.1 million tons in 2008 and of 6.6 million tons in 2009. For this, the Company approved investments of nearly US$ 40.1 million to improve operations over these two years, which alone will enable AVX to reach production capacity of 8 million tons in 2010.

## Subsequent Events

### Main Decisions of the Partial Split-up Board Meeting

MMX's Board of Directors has decided the following at the Board Meeting held on April 7, 2008, at the Company's headquarters:

- ✓ To ratify the signature by the Company of the "Indemnities Agreement" celebrated with LLX Logística, IronX and Anglo American on March 31st, 2008.
- ✓ To approve the Protocol and Justification of the Company's Partial Split-up, with the allocation of portions of the net worth of MMX to IronX and LLX Logística, signed on March 31st.
- ✓ To approve the Appraisal Report of the portions of MMX's net worth to be allocated to IronX and LLX Logística, prepared by KPMG Auditores Independentes.
- ✓ To authorize the call of an Extraordinary Shareholders' Meeting to decide upon the partial split-up of the Company (to take place in a date to be defined).
- ✓ To accept the resignation of MMX's Officers Luiz Rodolfo Landim Machado and Paulo Carvalho de Gouvêa, who were then recommended to be appointed to become members of MMX's Board of Directors, whose appointment will be, of course, subject to approval by MMX's Shareholders gathered at the relevant Shareholders' Meeting.
- ✓ To elect MMX's Officer Joaquim Martino Ferreira, as the Executive President.
- ✓ To elect MMX's Chief Financial Officer Nelson José Guitti Guimarães, as Investor Relations Officer.
- ✓ To approve the reelection of the following members of the Company's Board of Officers, for a 1-year term: Eike Fuhrken Batista as CEO; Joaquim Martino Ferreira as Executive President and Mining Officer; Adriano José Negreiros Vaz Netto as Officer; Dalton Nosé as Officer; José Luiz Amarante Araújo as Commercial Officer; Nelson José Guitti Guimarães as Chief Financial and Investor Relations Officer.

## Information regarding MMX's Proposed Partial Split-up

On April 8, MMX informed, through a Public Announcement, that its management will submit for approval by the shareholders, in an Extraordinary Meeting, the partial Split-Up of the Company, with allocation of portions of its net worth to IronX Mineração S.A. and to LLX Logística S.A., both companies currently in the process of obtaining their listed company registration.

The goals and benefits of the Partial Split-up, the right of withdrawal, and other information regarding the Partial Split-up may be read in full on the document, which is available at the Company's investor relations website.

**MMX**

## MMX Mineração e Metálicos S.A.

(Public company)

# Balance Sheet

**as of March 31, 2008 and December 31, 2007**

*(In R$ '000)*

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| **Assets** | **3/31/08** | **12/31/07** | **3/31/08** | **12/31/07** |
| **Current** | | | | |
| Cash and equivalents | 439,531 | 368,931 | 1,430,257 | 1,424,938 |
| Accounts receivable | - | - | 85,332 | 40,510 |
| Inventories | - | - | 131,963 | 153,968 |
| Sundry Advances | 4,067 | 5,715 | 40,172 | 41,147 |
| Recoverable taxes | 29,154 | 23,118 | 48,604 | 36,479 |
| Restricted deposits | 5,570 | 6,375 | 5,570 | 6,375 |
| Contractual retentions | 44,117 | 42,992 | 44,117 | 42,992 |
| Prepaid expenses | 59 | 58 | 1,633 | 1,924 |
| Accounts receivable - transfer of fixed assets | - | 13,359 | - | - |
| Other credits | 29 | 6 | 1,781 | 1,368 |
| | 522,527 | 460,554 | 1,789,429 | 1,749,701 |
| **Non Current** | | | | |
| **Long Term** | | | | |
| Sundry Advances | - | - | 41,243 | 41,621 |
| Recoverable taxes | 166 | 124 | 52,468 | 47,877 |
| Prepaid expenses | 192 | 203 | 247 | 257 |
| Judicial deposits | 8 | 8 | 85,603 | 611 |
| Subsidiaries and associated companies | 153,876 | 316,417 | 2,760 | 4,449 |
| Loans to third party | - | - | 3,211 | 2,774 |
| | 154,242 | 316,752 | 185,532 | 97,589 |
| **Permanent Assets** | | | | |
| Investments | 1,343,523 | 1,077,377 | 3,396 | 3,396 |
| Intangible | 810 | 810 | 871,467 | 744,746 |
| Provision for investments losses | (9,780) | (9,780) | (9,780) | (9,780) |
| Goodwill from the acquisitioon of subsidiary | 9,990 | 9,990 | 630,933 | 457,499 |
| Mining rights and concessions | 600 | 600 | 237,280 | 285,156 |
| Obligations related to withdrawal of assets | - | - | 11,504 | 10,101 |
| Right of way | - | - | 1,530 | 1,770 |
| Fixed | 29,667 | 16,698 | 1,361,204 | 1,115,104 |
| Deferred | - | - | 502,229 | 458,155 |
| | 1,374,000 | 1,094,885 | 2,738,296 | 2,321,401 |
| | 2,050,769 | 1,872,191 | 4,713,257 | 4,168,691 |

MMX

# MMX Mineração e Metálicos S.A.

(Public company)

## Balance Sheet

**as of March 31, 2008 and December 31, 2007**

*(In R$ '000)*

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| **Liabilities** | **3/31/08** | **12/31/07** | **3/31/08** | **12/31/07** |
| **Current** | | | | |
| Suppliers | 10,769 | 15,351 | 100,681 | 129,116 |
| Loans and financing | 708 | 548 | 1,263,553 | 701,900 |
| Taxes and contributions payable | 6,139 | 13,594 | 57,333 | 61,420 |
| Salaries and payroll | 358 | 4,528 | 5,124 | 17,564 |
| Provission for losses from derivatives | - | - | 37,675 | 20,495 |
| Investment acquisition liabilities | - | - | 182,896 | 149,192 |
| Fixed assets acquisition liabilities | - | - | 11,239 | 12,004 |
| Subsidiaries and associated companies | 802 | 682 | - | - |
| Third party payables | | | 112 | 2,851 |
| Income tax and social contribution payable | - | - | 103,336 | 84,859 |
| Provision for uncovered liabilities | 24,411 | 12,959 | - | - |
| Other liabilities | 2,446 | 2,948 | 31,218 | 41,360 |
| | 45,633 | 50,610 | 1,793,167 | 1,220,761 |
| **Non current** | | | | |
| **Long term** | | | | |
| Loans and financing | 7,497 | 7,909 | 14,835 | 388,239 |
| Taxes and contributions payable | - | - | 529 | 972 |
| Investment acquisition liabilities | - | - | 488,794 | 437,038 |
| Obligation related to withdrawal of assets and reforestation | - | - | 14,980 | 12,431 |
| Provision for contingencies | - | - | 242 | 242 |
| Fixed assets acquisition liabilities | | - | - | 0 |
| Results for future years | - | - | 267,512 | 247,976 |
| Other liabilities | - | - | 4,202 | 3,776 |
| | 7,497 | 7,909 | 791,094 | 1,090,674 |
| Minority interest | - | - | 131,357 | 43,584 |
| **Shareholders' Equity** | | | | |
| Capital stock | 1,142,804 | 1,142,804 | 1,142,804 | 1,142,804 |
| Profit reserve | 670,868 | 670,868 | 670,868 | 670,868 |
| Accumulated losses | 183,967 | - | 183,967 | - |
| | 1,997,639 | 1,813,672 | 1,997,639 | 1,813,672 |
| | 2,050,769 | 1,872,191 | 4,713,257 | 4,168,691 |

MMX Mineração e Metálicos S.A.

**(Public Company)**

# Income of Statement

**As of March 31, 2008 and 2007**

*(In R$ '000)*

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 3/31/08 | 3/31/07 | 3/31/08 | 3/31/07 |
| **Gross operating revenue** | - | - | 168,003 | 25,378 |
| Deductions | - | - | (7,923) | (311) |
| **Net Operating Revenue** | - | - | 160,080 | 25,067 |
| Costs of goods sold and services rendered | - | - | (159,695) | (27,264) |
| **Gross Income (Loss)** | - | - | 385 | (2,197) |
| **Other operating revenues (expenses)** | | | | |
| Administrative and general | (13,705) | (8,967) | (52,955) | (13,399) |
| Selling | - | - | (33,514) | (3,548) |
| Financial revenues | 17,405 | 29,629 | 38,842 | 29,406 |
| Financial expenses | (310) | (889) | (44,763) | (9,529) |
| Exchange rate variation, net | (1,401) | 225 | 13,348 | 4,994 |
| Equity result | (60,039) | (5,252) | - | - |
| Provision for uncovered liabilities | (11,453) | - | - | - |
| Gain with capital increase | | - | | |
| Provision for inventories losses | - | - | - | - |
| Other operating revenues (expenses) | - | (6,770) | (15,194) | (2,901) |
| **Operating income (loss)** | (69,503) | 7,976 | (93,851) | 2,826 |
| Non operating result | 253,718 | - | 254,668 | - |
| **Income (loss) before income tax and social contribution** | 184,215 | 7,976 | 160,817 | 2,826 |
| Income tax and social contribution | - | (4,190) | (1,191) | (4,190) |
| **Income (loss) before minority interest** | 184,215 | 3,786 | 159,626 | (1,364) |
| Minority interest | - | - | 24,589 | 5,150 |
| **Net income (loss) for the period** | 184,215 | 3,786 | 184,215 | 3,786 |
| **Net income (loss) per '000 shares - R$** | - | 1 | | |
| **Number of shares at the end of the period (per '000 shares)** | | 3,804 | | |

MMX

# MMX Mineração e Metálicos S.A.

**(Public Company)**

## Statement of Cash Flow

**As of March 31, 2008 and 2007**

*(In R$ '000)*

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | **3/31/08** | **3/31/07** | **3/31/08** | **3/31/07** |
| **Cash flow from operating activities** | | | | |
| **Net income (loss) for the period** | 184,215 | 3,786 | 184,215 | 3,786 |
| Items not affecting working capital | | | | |
| Depreciation and amortization | 254 | 12 | 23,713 | 2,298 |
| Equity result | (60,039) | 5,252 | - | - |
| Provision for uncovered liabilities | 11,452 | 6,770 | - | - |
| Monetary variation and interest | 16,093 | (3,863) | 15,796 | (8,975) |
| Minority interest | - | - | 87,773 | (463) |
| Gain from change in percentage of interest held in subsidiaries | | - | | - |
| Residual cost on disposal of fixed assets | 15 | - | 30,405 | - |
| Changes in assets and liabilities | | - | | - |
| Increase in contractual retentions | (1,125) | (13) | (1,125) | (13) |
| Increase in restricted deposits | 805 | (25) | 805 | (25) |
| Increase (decrease) in inventories | - | - | 22,005 | (12,354) |
| Increase in trade accounts receivable | - | (400) | (44,822) | (16,704) |
| Subsidiaries and associated companies | | - | (1,050) | - |
| Increase (decrease) in other credits | 8,916 | - | (100,904) | - |
| Decrease in suppliers | (4,583) | (2,172) | (28,434) | 7,312 |
| Increase in payable income tax and social contribution | - | - | 18,477 | - |
| Increase in payable taxes and contributions | (7,455) | - | (4,530) | - |
| Increase in investment acquisition liabilities | - | - | 85,460 | - |
| Increase (decrease) in other liabilities | (4,673) | 4,801 | (20,372) | 44,973 |
| Increase in future results | - | - | 19,536 | - |
| Net effect of the proportional consolidation starting from July 18. 2007 | | | | |
| **Net cash from operating activities** | 143,875 | 14,148 | 286,948 | 19,835 |
| **Cash flow from investing activities** | | | | |
| **Credit from related parties** | | | | |
| Acquired loans | (126,574) | (53,232) | | - |
| Settled loans | 276,441 | 21,363 | | - |
| Provision for losses with derivatives | - | - | 17,180 | - |
| Acquisition of permanent investments in other companies | (206,354) | (11,250) | | - |
| Goodwill from the acquisition of subsidiary | | | (173,681) | |
| Decrease in investment acquisition liabilities | - | - | - | 525 |
| Obligation related to withdrawal of assets | - | - | (1,403) | |
| Acquisition of permanent assets | (13,238) | (173) | (300,218) | (141,174) |
| Acquisition of mining rights | - | - | (4,961) | (85,989) |
| Effect of the evaluation of present value | | | 53,077 | |
| Additions to deferred assets | - | - | (44,074) | 3,284 |
| **Net cash from investing activities** | (69,725) | (43,292) | (454,080) | (223,354) |
| **Cash flow from financing activities** | | | | |
| Capital increase, net | - | - | - | - |
| Loans and financing | | | | |
| Acquired loans | - | - | 370,984 | 193,715 |
| Settled financing | (334) | (10,038) | (198,533) | (41,298) |
| Deposits with related parties | | | | |
| Acquired loans | 54,257 | - | | - |
| Settled financing | (57,473) | - | | - |
| **Net cash from financing activities** | (3,550) | (10,038) | 172,451 | 152,417 |
| **Statement of the increase (decrease) in cash and equivalents** | | | | |
| At the beginning of the period | 368,931 | 727,843 | 1,424,938 | 779,212 |
| At the end of the period | 439,531 | 688,661 | 1,430,257 | 728,110 |
| **Increase (decrease) in cash and equivalents** | 70,600 | (39,182) | 5,319 | (51,102) |

EXHIBIT 1.1(P)

to the Stock Purchase Agreement

2008 JUN 18 P 12:43

**PROTOCOL FOR THE PARTIAL SPLIT-UP OF MMX MINERAÇÃO E METÁLICOS S.A. WITH ALLOCATION OF PORTIONS OF THE NET WORTH OF MMX TO IRONX AND LLX LOGÍSTICA, INCLUDING THE JUSTIFICATION THEREFOR**

The members of the Executive Committee (*Diretoria*) of:

MMX Mineração e Metálicos S.A., a publicly-held corporation listed on the Novo Mercado of the São Paulo Stock Exchange ("BOVESPA"), headquartered at Praia do Flamengo, 154, 5th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Companies' Registry under number 3330026111-7 and with the Corporate Taxpayer's Registry under number 02.762.115/0001-49 ("MMX");

LLX Logística S.A., a corporation headquartered at Praia do Flamengo, 154, 4th floor, part, in the city of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Companies' Registry under number 3330028154-1 and with the Corporate Taxpayer's Registry under number 08.741.499/0001-08 ("LLX Logística"); and

IronX Mineração S.A., a corporation headquartered at Praia do Flamengo, 154, suite 501/part, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Companies' Registry under number 33.3.0028512-1 and with the Corporate Taxpayer's Registry under number 09.295.979/0001-47 ("IronX" and, together with MMX and LLX Logística, the "Companies");

hereby execute on [ , 2008] (the "Protocol Date") this protocol for the Partial Split-Up (as defined in Item 1 below) of MMX Mineração e Metálicos S.A., by allocation of portions of its net worth to IronX and LLX Logística, and Justification therefor (the "Protocol"), in accordance with the provisions of sections 223 et seq. of Law No. 6,404, of December 15, 1976 (the "Brazilian Corporation Law"), to be effected on the date of approval by the Shareholders' Meeting of MMX, IronX and LLX Logística ("Effective Date"), pursuant to the following terms:

## 1. Reasons and purposes of the Partial Split-Up, the interest of the Companies in the Partial Split-Up, and why the operation is deemed equitable for the shareholders

MMX is a holding company the corporate purpose of which is, inter alia, the (i) research, exploration, mining, processing and industrialization of mineral goods; (ii) manufacturing, transformation, trade, imports and exports of steel products and (iii) building, operation and exploration of integrated and non-integrated logistics systems. MMX's corporate purpose is fulfilled by means of operations carried out by its main operational subsidiaries, including (i) MMX Minas-Rio Mineração S.A., MMX Mineração do Serro Ltda. and Borbagato Agropastoril S.A. (together, "MMX Minas-Rio"); (ii) MMX Amapá Mineração Ltda., MMX Logística do Amapá Ltda. *[note to draft: to be excluded as soon as it is merged into MMX Amapá]*, MMX Metálicos Amapá Ltda. and Bay Service Serviços Portuários Ltda. (together, "MMX Amapá" and together with MMX Minas-Rio, the "IronX Subsidiaries"); (iii) LLX Logística S.A., LLX Minas-Rio Logística Comercial Exportadora S.A. and LLX Açú Operações Portuárias S.A. (together, "LLX"); (iv) MMX Corumbá Mineração Ltda. and MMX Metálicos Corumbá Ltda. (together, "MMX Corumbá"); and (v) AVX Mineração Ltda. ("AVX").

MMX Minas-Rio, MMX Amapá, LLX, MMX Corumbá and AVX operate separately as follows: MMX Minas-Rio will operate the MMX Minas-Rio mines and slurry pipeline, as well as certain processing facilities to be constructed in the municipality of São João de Barra, State of Rio de Janeiro; MMX Amapá operates the MMX Amapá integrated system, consisting of the MMX Amapá mines, the MMX Amapá railway facility and the MMX Amapá port terminal; LLX carries out independent logistics operations; MMX Corumbá operates the MMX Corumbá integrated system; and AVX operates certain iron ore mines in the Serra Azul region, State of Minas Gerais.

This Protocol regulates the partial split-up of MMX as described in Item 3 (the "Partial Split-Up") pursuant to which (a) MMX shall convey its ownership interest in LLX Logística into LLX Logística, and as a result MMX's ownership interest in LLX Logística shall be attributed directly to the current shareholders of MMX on a pro rata basis in relation to their holdings of the shares issued by MMX, as further detailed in Item 3.1 below, (b) MMX shall convey to IronX its direct and indirect ownership interests, as the case may be, in MMX Minas-Rio and MMX Amapá and certain other assets, rights and liabilities as further detailed in Item 3.2 below, resulting in a capital increase of IronX, and the new shares of IronX to be issued shall be attributed by IronX to the current shareholders of MMX on a pro-rata basis in relation to their holdings of the shares issued by MMX, and (c) MMX shall continue to own its ownership interests in MMX Corumbá, AVX and in the other remaining assets and remaining liabilities listed in Item 3.3 below, all respective accounting adjustments to be carried out as described in Item 5 below. Due to the Partial Split-Up, IronX and LLX Logística shall also become (and MMX shall remain) publicly-held corporations with shares listed on the Novo Mercado segment of the BOVESPA.

The Partial Split-Up will allow MMX's shareholders to become shareholders of two publicly-held companies to be listed on the Novo Mercado segment of the BOVESPA, in addition to MMX itself (which will, as indicated above, remain as a publicly traded corporation listed on BOVESPA's Novo Mercado). Such segregated shareholding structure with each company separately maintaining its respective assets and liabilities will increase their transparency and governance, and shall also facilitate receipt of strategic investments so as to better develop their own projects.

As indicated above, the shares of LLX Logística and IronX will be attributed to MMX's current shareholders pro rata to their holdings of the shares issued by MMX, and shall all be of same type and class and granting to such shareholders the same rights of the shares of MMX that they currently hold.

The Partial Split-Up's cost is estimated at approximately R$[__] [to be completed], broken down as follows: [breakdown of items]. All costs in relation to the Partial Split-Up shall be for MMX's account and shall be retained as Liabilities of MMX after the Protocol Date. For the purposes of this Protocol, its Exhibits and Schedules, the defined term "Liability" or "Liabilities" shall mean any and all liabilities of any nature, whether accrued, absolute, fixed, contingent, liquidated, unliquidated or otherwise, and whether due or to become due, and whether or not required by generally accepted accounting principles to be set forth on a balance sheet.

## 2. Corporate documents

The Partial Split-Up proposal has been recommended by the Companies' Boards of Directors in meetings held on the Protocol Date. The Partial Split-Up shall be decided in extraordinary meetings of the shareholders of the Companies, which shall be called pursuant to the Brazilian Corporation Law, their respective bylaws, as well as securities regulations of other jurisdictions where MMX is listed.

## 3. Assets and Liabilities that shall comprise each portion of the net worth of MMX

In the context of the Partial Split-Up, **(a)** the ownership interest in LLX Logística held by MMX shall be attributed directly by LLX Logística to the current shareholders of MMX on a pro rata basis in relation to their holdings of the shares issued by MMX; **(b)** immediately after the transfer of the IronX Assets and IronX Liabilities (as defined in 3.2 below) to IronX, the new shares of IronX to be issued as a consequence of the capital increase resulting from the transfer of such IronX Assets and IronX Liabilities to IronX, shall be attributed directly by IronX to the current shareholders of MMX, on a pro rata basis in relation to their holdings of the shares issued by MMX, after a reverse share split of IronX's shares as further detailed below; and **(c)** MMX shall continue to hold all assets and liabilities of MMX other than the LLX Assets, LLX Liabilities (as defined in 3.1 below), IronX Assets and IronX Liabilities; each in accordance with the respective accounting adjustments to be carried out as described below in Item 5.

**3.1. Assets and Liabilities that shall comprise the portion of the net worth to be transferred to LLX Logística**

As a result of the Partial Split-Up, (a) the ownership interest in LLX Logística held by MMX (the "LLX Assets") shall be conveyed to LLX Logística, and consequently the shares of LLX Logística held by MMX shall be attributed directly to the shareholders of MMX (registered shareholders at the time when the Partial Split-Up is approved) on a pro rata basis in relation to their holding of MMX's shares, as detailed in Item 5 below; and (b) all Liabilities of LLX Logística and its subsidiaries shall remain with those persons (the "LLX Liabilities").

**3.2. Assets and Liabilities that shall comprise the portion of the net worth to be transferred to IronX**

As a result of the Partial Split-Up:

(a) the assets of MMX represented by the equity interest in the IronX Subsidiaries (as defined in item 1 above), cash, certain rights and other assets as listed in Schedule 3.2(a) (such scheduled assets, the "IronX Assets") shall be conveyed to IronX;

(b) all of the Liabilities of MMX listed in Schedule 3.2(b) (such scheduled Liabilities, the "IronX Liabilities") shall be conveyed to IronX; and

(c) the new shares of IronX to be issued as a consequence of the capital increase resulting from the transfer of the IronX Assets and IronX Liabilities to IronX, shall be attributed directly by IronX to the shareholders of MMX (registered shareholders at the time when the Partial Split-Up is approved), on a pro rata basis in relation to their holdings of the shares issued by MMX, after a reverse share split of IronX's shares as further detailed below.

The Partial Split-Up shall be carried out pursuant to the provisions of Article 233, sole paragraph, of the Brazilian Corporation Law, and as a result IronX shall not be liable for any assets or liabilities of MMX other than the IronX Assets or the IronX Liabilities, which are expressly transferred to IronX pursuant to this Protocol.

**3.3. Assets and Liabilities that shall comprise the portion of the net worth to be retained by MMX**

All assets, rights and Liabilities of MMX that are not expressly being conveyed to IronX or to LLX Logística pursuant to Items 3.1 or 3.2 above, including, without limitation, the assets and Liabilities listed in Schedule 3.3 hereof, shall remain as assets, rights and Liabilities of MMX.

**4. Identification of specialized company appointed to appraise MMX's net worth; appraisal criteria of the net worth; base date of the appraisal; and treatment of subsequent net worth changes**

The specialized company hired, *ad referendum* of the shareholders' meetings, to appraise the portions of MMX's net worth to be allocated to LLX Logística and IronX, respectively, is KPMG Auditores Independentes, a company headquartered at Avenida Almirante Barroso, no. 52, 4th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Corporate Taxpayer's Registry under number 57.755.217/0003-90, originally registered before the Regional Accounting Counsel of the State of São Paulo under number CRC-SP-14.428/O-6-f-RJ.

The portions of MMX's net worth to be conveyed to LLX Logística and IronX, respectively, were appraised at their book value, based on MMX's year-end financial statements dated as of December 31, 2007, audited by KPMG Auditores Independentes ("Financial Statements"). The appraisals results are mentioned below and the appraisal report (the "Appraisal Report") is included in Exhibit 1 of this Protocol.

The net worth variations of MMX between December 31, 2007 and the Effective Date shall be (i) allocated to either LLX Logística or IronX, should they refer to the portion of MMX's net worth transferred to each one of them or (ii) retained by MMX, if they relate to the assets that should remain with it.

KPMG Auditores Independentes declared that it has no actual or potential conflict or pooling of interests with the controlling shareholders of the Companies, or with any of their minority shareholders, or in relation to the operation itself.

5. **MMX's capital reduction; quantity, type and class of the shares of LLX Logística and IronX to be allocated to the shareholders; criteria used; comparison between the voting and economic privileges of the shares of the controlling shareholder and of the other shareholders before and after the transaction; breakdown of the capital of the Companies after the Partial Split-Up[1]**

The portion of MMX's net worth to be transferred to LLX Logística was appraised in the amount of R$165,969,700.14 (one hundred sixty-five million, nine hundred sixty-nine thousand, seven hundred reais and fourteen cents). Since, however, such portion is constituted by the shares of MMX in LLX Logística, there shall be no increase in the capital of LLX Logística. Immediately prior to the Partial Split-Up, at the same general shareholders' meeting of LLX in which the Partial Split-Up is to be resolved upon, the shareholders of LLX Logística will resolve upon a share split of LLX Logística at the ratio of 59,4940978:1, and as a result of this share split the total number of shares of LLX Logística immediately prior to the Partial Split-Up will be 358,364,542 (three hundred fifty-eight million, three hundred sixty-four thousand five hundred forty-two). The Partial Split-Up will be implemented without the issuance of new shares by LLX Logística, and the existing shares of LLX Logística currently held by MMX shall be attributed to MMX's current shareholders pro-rata to their holdings of the shares issued by MMX, on a ratio of 1 share of LLX Logística per 1 share of MMX.

The shares of LLX Logística to be attributed to the current shareholders of MMX shall grant the shareholders the same voting and economic privileges granted by the shares issued by MMX, with no distinction between any shareholders, as shown in the following table:

**LLX Logística**
**Comparison Between the Privileges of the Shares of the Controlling Shareholder and the Other Shareholders**

| Before the Partial Split-Up | | After the Partial Split-Up | |
|---|---|---|---|
| **Controlling** | **Other Shareholders** | **Controlling** | **Other Shareholders** |
| Right to one vote per share | Right to one vote per share | Right to one vote per share | Right to one vote per share |
| Minimum mandatory dividends of 25% of LLX's net profit after | Minimum mandatory dividends of 25% of LLX's net profit after | Minimum mandatory dividends of 25% of LLX's net profit after | Minimum mandatory dividends of 25% of LLX's net profit after |

1 We intend to apply for a waiver from the CVM authorizing MMX not to prepare appraisal reports at market value (as requested under section 264 of Brazilian Corporation Law).

| | | | |
|---|---|---|---|
| adjustments | adjustments | adjustments | adjustments |
| Tag-along right in the event of change of control | Tag-along right in the event of change of control | Tag-along right in the event of change of control | Tag-along right in the event of change of control |
| Right to receive the fair market value of shares in the event of LLX's deregistration or delisting from Novo Mercado | Right to receive the fair market value of shares in the event of LLX's deregistration or delisting from Novo Mercado | Right to receive the fair market value of shares in the event of LLX's deregistration or delisting from Novo Mercado | Right to receive the fair market value of shares in the event of LLX's deregistration or delisting from Novo Mercado |

As a result of the Partial Split-up (including the share split above mentioned), the caput of article 5 of LLX Logística's Bylaws shall read as follows:

"Article 5 – The Company's Capital Stock is R$ 5,129,036.30 (five million, one hundred twenty-nine thousand, thirty-six reais and thirty cents), divided into 358,364,542 (three hundred fifty-eight million, three hundred sixty-four thousand, five hundred forty-two) nominative, book-entry, no-par value common shares of common stock."

The portion of MMX's net worth to be transferred to IronX was appraised in the amount of R$ 871,903,818.66 (eight hundred seventy-one million, nine hundred and three thousand, eight hundred eighteen reais and sixty six cents). As a result, with the approval of the Partial Split-up, IronX's capital stock shall be increased by R$ 871,903,818.66 (eight hundred seventy-one million, nine hundred and three thousand, eight hundred eighteen reais and sixty six cents), from R$800.00 (eight hundred reais) to R$ 871,904,618.66 (eight hundred seventy-one million, nine hundred and four thousand, six hundred eighteen reais and sixty six cents), upon the issuance of 1,633,543,454 (one billion, six hundred thirty-three million, five hundred forty-three thousand, four hundred fifty-four) new common, no par value, nominative shares of IronX, resulting in a total number of IronX shares of 1,633,544,254 (one billion, six hundred thirty-three million, five hundred forty-four thousand, two hundred fifty-four). Immediately following such capital increase, a reverse share split of IronX will be effected at the ratio of 5,3627402647:1. As a result of such reverse share-split and the Partial Split-Up, the capital stock of IronX shall be divided into 304,609,989 (three hundred four million, six hundred nine thousand, nine hundred eighty-nine) nominative, book-entry, no-par value shares of common stock. The shares of capital stock of IronX to be issued by IronX as a consequence of the capital increase above mentioned, and after the reverse share split above mentioned, shall be attributed directly to the current shareholders of MMX pro-rata to their holdings of the shares issued by MMX, on a ratio of 1 share of IronX per 1 share of MMX.

The shares of IronX to be issued to the current shareholders of MMX shall grant the shareholders the same rights and economic privileges than those granted by the shares issued by MMX, with no distinction between any shareholders, as shown in the following table:

**IronX**
**Comparison Between the Privileges of the Shares of**
**the Controlling Shareholder and the Other Shareholders**

| **Before the Partial Split-Up** | | **After the Partial Split-Up** | |
|---|---|---|---|
| **Controlling** | **Other Shareholders** | **Controlling** | **Other Shareholders** |
| Right to one vote per share | Right to one vote per share | Right to one vote per share | Right to one vote per share |
| Minimum mandatory dividends of 25% of | Minimum mandatory dividends of 25% of | Minimum mandatory dividends of 25% of | Minimum mandatory dividends of 25% of |

| | | | |
|---|---|---|---|
| IronX's net profit after adjustments | IronX's net profit after adjustments | IronX's net profit after adjustments | IronX's net profit after adjustments |
| Tag-along right in the event of change of control | Tag-along right in the event of change of control | Tag-along right in the event of change of control | Tag-along right in the event of change of control |
| Right to receive the fair market value of shares in the event of IronX's deregistration or delisting from Novo Mercado | Right to receive the fair market value of shares in the event of IronX's deregistration or delisting from Novo Mercado | Right to receive the fair market value of shares in the event of IronX's deregistration or delisting from Novo Mercado | Right to receive the fair market value of shares in the event of IronX's deregistration or delisting from Novo Mercado |

As a result, the caput of article 5 of IronX's Bylaws shall read as follows:

"Article 5 – The Company's Capital Stock is R$871,904,618.66 (eight hundred seventy-one million, nine hundred four thousand, six hundred eighteen reais and sixty-six cents), divided into 304,609,989 (three hundred four million, six hundred nine thousand, nine hundred eighty-nine) nominative, book-entry, no-par value shares of common stock."

As a result of the Partial Split-Up, MMX's capital stock will be reduced by R$367,005,280.77 (three hundred sixty-seven million, five thousand two hundred eighty reais and seventy-seven cents), from R$1,142,804,167.04 (one billion, one hundred forty-two million, eight hundred four thousand, one hundred sixty-seven reais and four cents) to R$775,798,886.27 (seven hundred seventy-five million, seven hundred ninety-eight thousand, eight hundred eighty-six reais and twenty-seven cents). MMX's capital stock decrease will not result in a change in the number of shares into which the capital stock is divided.

Moreover, the Partial Split-Up will not result in the change of the characteristics of the shares or of the privileges granted by them, with no distinction between any shareholders, as shown in the following table:

**MMX**
**Comparison Between the Privileges of the Shares of the Controlling Shareholder and the Other Shareholders**

| Before the Partial Split-Up | | After the Partial Split-Up | |
|---|---|---|---|
| **Controlling** | **Other Shareholders** | **Controlling** | **Other Shareholders** |
| Right to one vote per share | Right to one vote per share | Right to one vote per share | Right to one vote per share |
| Minimum mandatory dividends of 25% of MMX's net profit after adjustments | Minimum mandatory dividends of 25% of MMX's net profit after adjustments | Minimum mandatory dividends of 25% of MMX's net profit after adjustments | Minimum mandatory dividends of 25% of MMX's net profit after adjustments |
| Tag-along right in the event of change of control | Tag-along right in the event of change of control | Tag-along right in the event of change of control | Tag-along right in the event of change of control |
| Right to receive the fair market value of shares in the event of MMX's deregistration or delisting from Novo Mercado | Right to receive the fair market value of shares in the event of MMX's deregistration or delisting from Novo Mercado | Right to receive the fair market value of shares in the event of MMX's deregistration or delisting from Novo Mercado | Right to receive the fair market value of shares in the event of MMX's deregistration or delisting from Novo Mercado |

As a result, the caput of article 5 of MMX's Bylaws shall read as follows:

"Article 5 – The Company's Capital Stock is R$775,798,886.27 (seven hundred seventy-five million, seven hundred ninety-eight thousand, eight hundred eighty-six reais and twenty-seven cents), divided into 304,609,840 (three hundred four million, six hundred nine thousand, eight hundred forty) nominative, book-entry, no-par value shares of common stock."

The shares issued by MMX are part of BOVESPA's IBR-X, ITAG and IGC indexes. IronX and LLX Logística have already requested their respective registrations as public-held companies to the Brazilian Securities and Exchange Commission ("Comissão de Valores Mobiliários" or "CVM") and the listing of their respective shares on BOVESPA's Novo Mercado segment, in accordance with the terms of the applicable legislation and regulations, and are currently in the process of obtaining those registrations.

**6. No joint Liability between the Companies**

The Partial Split-Up shall be effected pursuant to the provisions of Article 233, sole paragraph, of the Brazilian Corporation Law, and each of MMX, LLX Logística or IronX shall, with due observance of the terms and conditions of Item 3, only be liable for the obligations retained by them in accordance with the Partial Split-Up and none of MMX, LLX Logística or IronX shall be jointly liable with either of the other two parties for any of their respective obligations.

**7. Indemnification**

MMX, LLX Logística and IronX have undertaken certain indemnification obligations with respect to the Partial Split-up and the business of each of the Companies in accordance with the terms and conditions of a certain Indemnities Agreement entered into by and among LLX Logística, IronX, MMX and Anglo American Participações em Mineração Ltda. on [_____] (the "Indemnities Agreement").

**8. Drafts for amendments to the bylaws of MMX, LLX Logística and IronX which shall be approved for the consummation of the Partial Split-Up**

The drafts for the amendments to the bylaws of MMX, LLX Logística and IronX, which must be approved in order for the Partial Split-Up to be consummated, are included in Exhibits 2, 3 and 4 of this Protocol, respectively.

**9. Right of withdrawal; reimbursement value of the shares**

The dissenting shareholders of MMX may exercise their withdrawal rights. Only those shareholders of MMX whose shares are duly held by them until the end of BOVESPA's trading session held on the day immediately preceding the date of publication of the material fact notice (*fato relevante*) to the market relating to the Partial Split-Up, or the date of publication of the call notice for the shareholders' meeting to resolve upon the Partial Split-Up, whichever occurs first, will be entitled to withdrawal rights. Shares acquired thereafter shall not entitle their owners to withdrawal rights.

The withdrawal rights may be exercised within the thirty day period following publication of the minutes of the shareholders' meeting of MMX which approves the Partial Split-Up, by letter with notice of receipt addressed to the following branches of Bank Itaú S.A. listed on the Notice to the Shareholders to be published by MMX informing as to the beginning of the period for exercise of the shareholders' withdrawal rights.

The value of the reimbursement shall be the book value of MMX's shares, based on MMX's net shareholders' equity recorded on the most recent financial statements approved by the shareholders in a general meeting (i.e., December 31st, 2007 year-end audited financial statements) divided by the total number of issued and outstanding shares of the capital stock of MMX (*valor patrimonial*), which is equal to R$5,954083443 per share [(considering that the proposal of MMX's shares' split at the rate of 20 new shares per each currently existing share is approved at the shareholders' meeting of MMX to take place on April 7, 2008)].

[Place and date]

Executive Committee of MMX Mineração e Metálicos S.A.

____________________ ____________________

____________________ ____________________

____________________ ____________________

Executive Committee of LLX Logística S.A.

____________________ ____________________

____________________ ____________________

____________________ ____________________

Executive Committee of IronX Mineração S.A.

____________________ ____________________

____________________ ____________________

____________________ ____________________

<u>List of Schedules and Exhibits</u>

| | |
|---|---|
| **Exhibit 1** | **Appraisal Report** |
| **Exhibit 2** | **Draft of amendment to MMX's By-laws** |
| **Exhibit 3** | **Draft of amendment to LLX Logística's By-laws** |
| **Schedule 3.2(a)** | **IronX Assets** |
| **Schedule 3.2(b)** | **IronX Liabilities** |
| **Schedule 3.3** | **Certain assets and Liabilities to be retained by MMX** |

**Exhibit 4** **Draft of amendment to IronX's By-laws**

**Exhibit 2**

**to the Partial Split-Up Protocol**

# MMX MINERAÇÃO E METÁLICOS S.A.

## BY-LAWS

## Chapter I
## Name, Headquarters, Purpose and Duration

**Article 1** - MMX Mineração e Metálicos S.A. is a joint-stock company ruled by these By-laws, by Law 6,404, as of December 15, 1976 ("Law 6,404/76") and further applicable laws and regulations.

**Sole Paragraph** – Since the Company was accepted to join the "*Novo Mercado*" listing segment of the São Paulo Stock Exchange – BVSP ("BOVESPA"), the Company, its Shareholders, management and members of the Fiscal Council are subject to the provisions of BOVESPA's "*Novo Mercado*" Listing Rules.

**Article 2** – The Company's headquarters and jurisdiction are located in the city and state of Rio de Janeiro, at Praia do Flamengo, 154, 5th floor, CEP: 22210-030, and it may create and maintain branches, offices or representations, in Brazil or abroad, by means of Board of Executive Officers' resolution, regardless of authorization from the Board of Directors or the General Shareholders' Meeting.

**Article 3** – The Company's purpose is: (i) the industry and trade of ore in general throughout Brazil and abroad, comprising research, exploration, mining, processing, industrialization, transportation, exportation and trade of mineral goods; (ii) the rendering of geological services; (iii) importation, exportation, transportation and trade of mineral, chemical and industrial products; (iv) the building, manufacturing and assembly of metallic structures; (v) the manufacturing, transformation, trade, importation and exportation of steel products; (vi) the installation, operation and exploration of integrated or non-integrated steelworks for the production and trading of iron and steel-related products and byproducts; (vii) the building,

operation and exploration of maritime terminals owned by the Company or by third parties, of private, mixed or public use; (viii) the building, operation and exploration of railways and/or rail traffic owned by the Company or by third parties, as public concessionaire or not; (ix) the generic export and import of goods, equipment and products; (x) the generation, import, export and commercialization of electricity, the setting up of power plants, whether thermal, hydric, eolic or another source, the acquisition and import of fuel and the implementation of related infrastructure; (xi) the development, exploration, implementation, operation and management of hydrous resources projects, trading of mineral or industrial water, the implementation of logistics associated with the commercialization or delivery of water and the rendering of services for the hydrous resources industry; (xii) the holding of equity interest in the capital of other domestic or foreign companies incorporated under any corporate form and of any corporate purpose.

**Article 4** – The Company shall exist for an indefinite period of time.

## Chapter II
## Capital Stock and Shares

**Article 5** – The capital stock is R$775,798,886.27 (seven hundred and seventy five million, seven hundred and ninety eight thousand, eight hundred and eighty six Brazilian reais and twenty seven cents), divided into 304,609,840 (three hundred and four million, six hundred and nine thousand, eight hundred and forty) non-par book-entry common shares.

**Paragraph 1** – Each common share entitles its holder to one vote in the resolutions of the General Shareholders' Meeting.

**Paragraph 2** – All the Company's shares are book-entry, held in deposit accounts on behalf of their titleholders, with a financial institution authorized by the Brazilian Securities and Exchange Commission ("CVM") and engaged by the Company, and the selling Shareholder may be required to bear the costs related to the transfer of shares services, in compliance with the maximum limits set forth by the CVM.

**Paragraph 3** – The Company is forbidden from issuing preferred shares or beneficiary parties.

**Paragraph 4** – The Company may issue simple debentures or debentures convertible into common shares, by means of Board of Directors' resolution and if convertible into shares, within the limits of the Company's authorized capital.

**Paragraph 5** – Capital increases may be approved with the exclusion of the Shareholders' preemptive right to the subscription of new securities issued by the Company, in the events provided for in Article 172 of Law 6,404/76, and such increases may occur by means of public or private subscription of shares, by conversion of debentures or other securities or incorporation of reserves, by way of the capitalization of funds as permitted by applicable law.

**Paragraph 6** – The payment of dividends and the distribution of shares deriving from capital increases, as applicable, shall occur no later than thirty (30) days, in the first case, as from the date in which dividends are declared, or, in the second case, as from the date of publication of the respective minutes pursuant to applicable law, unless the General Shareholders' Meeting, in relation to any dividend distribution, determines that payment should be made within a longer term, but during the course of the fiscal year in which dividends are declared, and in relation to a capital increase, determine that the share distribution should be made within a shorter term.

**Paragraph 7** – The shares shall participate in dividends for the year in which these are issued as follows: (i) shares subscribed until June 30 of each year shall be entitled to full dividends of said fiscal year; (ii) the shares subscribed as from July 1 of each year shall be entitled to half of the dividends allocated in said fiscal year.

**Article 6** – The Company is authorized to increase its capital, regardless of a resolution by the General Shareholders' Meeting, up to the limit of fifty billion reais (R$ 50,000,000,000.00), by means of Board of Directors' resolution, which shall determine the number of common shares to be issued, the issuance price and the subscription, payment and placement conditions.

**Article 7** – The Board of Directors may approve the issuance of new shares without preemptive right to former shareholders, in accordance with the provisions of Paragraph 5 of Article 5 of these Bylaws.

## Chapter III
## Management

**Article 8** – The Company's management shall be exercised by the Board of Directors and performed by the Board of Executive Officers, as provided for in applicable law and in these Bylaws.

**Paragraph 1** – The Company's General Shareholders' Meeting, or the meetings of its Board of Directors, as applicable, may create technical and/or advisory committees deemed necessary for the perfect operation of the Company and whose purpose is to advise the Company's management.

**Paragraph 2** – The General Shareholders' Meeting shall set out the management's compensation, in accordance with the provisions set forth in Articles 13 and 20 of these Bylaws.

### Section I - Board of Directors

**Article 9** – The Board of Directors shall be composed of a minimum of five (5) members and a maximum of eleven (11) members, all of them shareholders, residing abroad or in Brazil, who shall be named as Directors, elected by the General Shareholders' Meeting, with a unified one year term of office, re-election being permitted. In addition, the General Shareholders' Meeting may also appoint up to two (2) deputy members to the Board of Directors, who shall replace any absences of any Board of Directors' sitting member at the meetings regularly summoned.

**Paragraph 1** – After expiration of their term of office, the members of the Board of Directors shall remain in their respective offices until the election and investiture of new Board members.

**Paragraph 2** – At least 20% of the members elected for the Board of Directors shall be Independent Members, as defined in BOVESPA's "*Novo Mercado*" Listing Rules, and such condition shall be indicated in the minutes of the General Shareholders' Meeting electing such members.

**Paragraph 3** – In the event of permanent vacancy of a member of the Board of Directors, the Chairman of the Board shall call for a General Shareholders' Meeting in order to elect new members for the vacant positions, in accordance with the provisions of Paragraph 2 of this Article.

**Paragraph 4** – The Board of Directors' members shall only be vested in their respective offices by signing the instrument of investiture drawn up in the Board of Directors' minutes book, and by signing the Management Consent Instrument provided for in BOVESPA's "*Novo Mercado*" Listing Rules.

**Article 10** – Immediately after the investiture of its members, the Board of Directors shall elect: a) a Chairman of the Board, who shall call for and preside over their meetings; and b) an Honorary Chairman, who shall replace the Chairman of the Board in his impairments and absences.

**Article 11** – The Board of Directors shall meet ordinarily, once every quarter and, extraordinarily, whenever necessary, by means of a call by the Chairman of the Board or any two (2) Board members, except in the event that all members attend the meeting, in which case a call is dispensed.

**Paragraph 1** – The meetings shall be called by means of written notice, issued at least five (5) days in advance, and shall include the place, date and time of the meeting, as well as a summary of the agenda.

**Paragraph 2** – The call provided for in the previous paragraph shall be dispensed whenever all of the members of the Board of Directors attend the meeting.

**Paragraph 3** – In order for the Board of Directors meetings to be installed and validly resolve upon the matters of the agenda, the presence of the majority of its acting members shall be necessary, including the presence of the Chairman of the Board, or, in the event of his impediment or temporary absence, the Honorary Chairman of the Board. A member who has sent his vote in writing shall be considered as being present.

**Paragraph 4** – The Board of Directors shall resolve by majority of votes, and the Chairman of the Board, or in the event of his impediment or temporary absence, the Honorary Chairman of the Board, shall be entitled to the casting vote.

**Paragraph 5** – The minutes of the Board of Directors meetings which elect, remove from office, define or establish the attributions of the members of the Board of Executive Officers, as well as those which contain issues destined to produce effects before third parties, shall be filed before the Board of Trade of the State of Rio de Janeiro and published in the local press. The aforementioned procedure may be adopted for acts of different nature whenever the Board of Directors sees fit.

**Article 12** – In the event of absence or temporary vacancy of a member of the Board of Directors, the absent or temporarily vacant Board member shall be automatically and temporarily substituted by one of the deputy members chosen by the Chairman of the Board.

**Article 13** – The global annual compensation of the Board of Directors' members shall be defined on an annual basis by the General Shareholders' Meeting, which shall also ratify, when applicable, the amount and the percentage of the Company's profit to which they are entitled, observing the limit provided for in the Paragraph 1 of Article 152 of Law 6,404/76. The Board of Directors shall decide on such matter and distribute such compensation among the Board members.

**Article 14** – It is incumbent upon the Board of Directors:

(i) to determine the purpose, policy and general guidance for the Company's businesses;

(ii) to call for the Annual General Shareholders' Meeting and when necessary the Extraordinary General Shareholders' Meeting;

(iii) to appoint and remove from office the Company's Executive Officers, and establish their duties, in accordance with the provisions of these Bylaws;

(iv) to previously express their opinion on the Management Report, the management accounts and financial statements for the fiscal year, including the periodical and eventual information to be rendered as per CVM's rules and BOVESPA's "*Novo Mercado*" Listing Rules;

(v) to audit the Executive Officers' management;

(vi) to examine Company's acts, books, documents and agreements;

(vii) to resolve upon the issuance of subscription bonus;

(viii) to resolve on capital stock increases up to the limit provided for herein, setting out the share issue and placement conditions;

(ix) to resolve on the issuance of debentures and promissory notes for public subscription;

(x) to resolve on the exclusion of Shareholders' preemptive right to the subscription of new securities issued by the Company, in the events provided for in Article 172 of Law 6,404/76;

(xi) to propose to the General Shareholders' Meeting the destination to be given to the net income for each fiscal year;

(xii) to authorize the disposal of permanent assets, the establishment of "*in rem* guarantees" and rendering of guarantees regarding third parties' obligations;

(xiii) to appoint and remove the independent auditors;

(xiv) to authorize the acquisition of Company's shares to be held in treasury or their cancellation, pursuant to applicable law and regulatory provisions;

(xv) to define a three-name list of specialized companies to determine the Company's economic value for the purposes of the public offerings provided for herein; and

(xvi) to resolve on the matters not covered by in these Bylaws.

**Section II -Board of Executive Officers**

**Article 15** – The Board of Executive Officers is composed of a minimum of two (2) Executive Officers and a maximum of eight (8) Executive Officers, whether or not shareholders, all of which must be residents in the country, elected by the Board of Directors.

**Paragraph 1** – In compliance with these Bylaws, the duties and powers of the members of the Board of Executive Officers shall be defined by the Board of Directors, who must designate one Chief Executive Officer and one Investor Relations Officer.

**Paragraph 2** – The Board of Executive Officers' members shall be vested in their respective offices by signing an instrument of investiture, drawn up in the minutes book of Board of Executive Officers' meetings, as well as a Management Consent Instrument provided for in BOVESPA's "*Novo Mercado*" Listing Rules.

**Paragraph 3** – The term of office of each Executive Officer shall be one (1) year, re-election being permitted.

**Paragraph 4** – After the expiration of their term of office, the Executive Officers shall remain in their positions, until the election and investiture of new Executive Officers.

**Paragraph 5** – Should an Executive Officer's position become vacant, the Board of Directors may elect a deputy, whose term of office shall expire together with the term of office of the remaining Executive Officers.

**Article 16** – It is incumbent upon the board of Executive Officers to exercise the duties attributed to it in accordance with applicable law, these Bylaws and the resolutions of the Board of Directors for the performance of acts, no matter how special they are, as long as in authorized rights and necessary for the regular operation of the Company.

**Article 17** – In accordance with the provisions in Article 14 of these Bylaws, it is incumbent upon the Board of Executive Officers:

(i) to implement the actions determined by the Board of Directors;

(ii) to represent the Company, as plaintiff or defendant, in or out of court;

(iii) to enter into agreements, acquire rights and assume obligations of any nature, acquire, dispose or encumber assets and real properties, contract loans and grant guarantees in the interest of the Company and its subsidiaries, open and transact bank accounts, issue and endorse checks and promissory notes; issue and endorse trade bills and bills of exchange; endorse warrants, warehouse receipts and bills of lading; hire and dismiss employees; receive and give acquittal, compromise, waive rights, forgo, sign liability commitments; perform all management acts necessary to execute the corporate purposes; express the Company's vote in General Shareholders' Meetings of corporations in which the Company holds interest, in accordance with previous guidance of the Board of Directors; record in the accounting books all the Company's operations and transactions; insure and maintain properly insured by reputable insurance company all the Company's assets capable of being insured;

(iv) to prepare, on an annual basis, the Management Report, the management accounts and financial statements for the fiscal year, including periodical and eventual information to be provided pursuant to BOVESPA's "*Novo Mercado*" Listing Rules, as well as to submit after the Board of Directors and Fiscal Council's opinion, in the event the latter is in function, the financial statements required by laws, as well as the proposal for the allocation of net income for each fiscal year;

(v) prepare drafts for the Company's expansion and improvement plan;

(vi) submit proposal of the Company's general budget and special budgets to the Board of Directors, including the adjustments occurring in the course of the fiscal year and multiyear to which the board members make reference; and

(vii) approve and modify organizational charts and internal regulations.

**Article 18** – The Company's representation as plaintiff or defendant in acts, agreements and operations implying the Company's responsibility, is privately incumbent upon the Chief Executive Officer, acting alone, or upon two Executive Officers, acting jointly. The Board of Executive Officers, however, may, by collective decision of this body, authorize that the representation be made by only one (1) executive officer.

**Sole Paragraph** – The Company shall be represented by any Executive Officer, acting individually, without the formalities provided for in this Article, in cases of receipt of summons or court notices and in the rendering of personal depositions; the Company shall be represented, in cases provided for by law, by appointed representatives, case by case, by letter.

**Article 19** – Under the limits of their duties, two (2) Executive Officers may retain attorneys-in-fact or proxy-holders to jointly with one executive officer or another attorney-in-fact regularly retained, as provided for by the respective instruments, represent the Company in the lawful practice of acts and assumption of liabilities on the Company's behalf. The powers of attorney shall precisely and fully define the powers granted.

**Sole Paragraph** – The powers of attorney shall always be granted for a definite term, except for the judicial powers of attorney, which may be granted for an indefinite term.

**Article 20** – The global annual Executive Officers' compensation shall be fixed on an annual basis by the General Shareholders' Meeting, which shall also define, when applicable, the amount and the percentage of the Company's profit to which the Executive Officers' are entitled, observing the limit provided for in Paragraph 1 of Article 152 of Law 6,404/76.

**Article 21** – The Board of Executive Officers shall meet ordinarily, at least once every quarter, and extraordinarily, whenever the Company's interests so require, and all their meetings shall be presided over by the Chief Executive Officer, or in his absence, by the Executive Officer, who in such occasion is selected among those attending the meeting.

**Paragraph 1** – The meetings shall always be called by any two (2) Executive Officers, except in the event that all members attend the meeting, in which case a call is dispensed. In order for the meetings to be installed and validly resolve upon the matters of the agenda, the presence of the majority of the Executive Officers, who in that occasion are in the exercise of their offices, shall be required, or of two (2) Executive Officers, in the event that there are only two (2) acting Executive Officers.

**Paragraph 2** – The Board of Executive Officers' resolutions shall be mentioned in minutes drawn up in the Company's records and shall be taken by the majority of the votes, also being incumbent upon the chairman of the meeting, in case of tie vote, the casting vote.

**Paragraph 3** – In the event of absence or temporary impairment of any Executive Officer, he/she may, subject to the Board of Executive Officers' approval, appoint a deputy member. The deputy member shall exercise all duties belonging to the substituted Executive Officer, and shall have all powers, including the voting right and duties of such Executive Officer.

**Paragraph 4** – The deputy member may be one of the other Executive Officers, who in this case, shall vote in the Board of Executive Officers' meetings for himself and for the Executive Officer he is replacing.

## Chapter IV
## Fiscal Council

**Article 22** – The Company shall have a Fiscal Council composed of three (3) sitting members and equal number of deputy members, which shall operate on a non-permanent basis.

**Paragraph 1** - The Fiscal Council's members, individuals, resident in the country, legally qualified, shall be elected in General Shareholders' Meeting resolving on the instatement of the council, at the request of shareholders meeting the requirements set forth in Paragraph 2 of Article 161 of Law 6,404/ 76, with term of office until the first annual General Shareholders' Meeting held after the election.

**Paragraph 2** - The Fiscal Council's members shall only be entitled to a compensation, to be fixed by the General Shareholders' Meeting, during the period in which the council is operating and effectively carrying out its duties, in accordance with Paragraph 3 of Article 162 of Law 6,404/ 76 as amended by Law 9,457/ 97.

**Paragraph 3** - The Fiscal Council's member shall be vested in their respective offices by signing an instrument of investiture, drawn up in the minutes book of the Fiscal Council's meetings, as well as the Consent Instrument for the members of the Fiscal Council provided for in BOVESPA's "*Novo Mercado*" Listing Rules.

**Paragraph 4** - The Fiscal Council, when instated, shall have the attributions provided for by law, and the duties of its members cannot be delegated.

## Chapter V
## General Shareholders' Meetings

**Article 23** – The General Shareholders' Meeting shall, pursuant to applicable law, be held:

a) Ordinarily in the first four months, following the end of each fiscal year to:

I – approve management's accounts, examine, discuss and vote on the financial statements;

II – elect the Board of Directors in the appropriate periods and the Fiscal Council, when applicable;

III – resolve on the allocation of the net income for the fiscal year, if any, and the distribution of dividends, when applicable; and

IV – establish management's compensation.

b) Extraordinarily, by regular call, whenever the Company's interests so advise or whenever the Shareholders' opinion is required.

**Article 24** – The General Shareholders' Meeting shall be installed and chaired by the Chairman of the Board of Directors, or in his absence or impairment, by another member of the Board of Directors and chaired by the chairman elected by the shareholders. The secretary of the presiding board shall be freely elected by the chairman of the meeting.

**Article 25** – The call notices, published as provided for by law, shall include, besides place, date and time of the meeting, the agenda and in case of amendment to the Bylaws, an indication of this issue.

**Article 26** – The Call Notice may subject the attendance of shareholder in General Shareholders' Meetings to the compliance with requirements provided for by law, and thus, he shall submit a document evidencing his capacity as Shareholder, and the deposit of such documents may be required, at least, seventy-two (72) hours in advance to the date scheduled for the performance of the meeting.

**Sole Paragraph** – In addition to the issues incumbent upon the Extraordinary Meeting as provided for by applicable law and in these Bylaws, it shall also approve:

I – the deregistering as a publicly-held company with the CVM;

II – the Company's delisting from BOVESPA's "*Novo Mercado*";

III – the selection, among the specialized companies previously approved by the Board of Directors, of the company who shall be responsible for determining the Company's economic value for the purposes of public offerings provided for herein; and

IV – the plans for the granting of call options to the management and employees of the Company and any other companies which are direct or indirectly controlled by the Company, excluding the Shareholders' preemptive right.

## Chapter VI
## Fiscal Year

**Article 27** – The fiscal year shall start on January 1 and end on December 31 and shall observe as to the financial statements, BOVESPA's "*Novo Mercado*" Listing Rules and applicable legal provisions.

**Article 28** – Prior to any dividend distribution, accrued losses and income tax reserve will be deducted from the results of the fiscal year.

**Article 29** – The Board of Directors shall submit for the General Shareholders' Meeting's approval a proposal for the allocation of the amount of net income remaining after the following deductions or additions, which shall be carried out in a decreasing manner and according to the following order:

a) Five per cent (5%) to create the Legal Reserve, which shall not exceed twenty per cent (20%) of the capital stock. The creation of the Legal Reserve may be dispensed in the fiscal year in which its balance, accrued of capital reserves amount, exceeds thirty per cent (30%) of the capital stock;

b) Amount destined to the creation of the Contingencies Reserve and reversal of those created in previous fiscal years;

c) Amount destined to the creation of Unrealized Profit Reserve;

d) Payment of shareholders' minimum mandatory dividend.

**Paragraph 1** – The minimum mandatory dividend to be distributed by the Company shall be twenty-five per cent (25%) of the Company's adjusted net income.

**Paragraph 2** – The financial statements shall demonstrate the allocation of the net income under the assumption of its approval by the Annual General Shareholders' Meeting, and shall be prepared with strict observance to BOVESPA's "*Novo Mercado*" Listing Rules and other applicable legal provisions.

**Paragraph 3** – The Company, by resolution of the Board of Directors, may, in observance of applicable laws, credit or pay its Shareholders interest on capital. The amounts paid or credited by the Company as interest on capital may be attributed to the amount of mandatory dividends, pursuant to the applicable laws.

**Article 30** – The Company, by way of a Board of Directors resolution, may draw up semi-annual balance sheets and declare dividends to the income account verified in such balance sheets. The Board of Directors may declare interim dividends based on the retained earnings accounts or profit reserve existing in the last annual or semi-annual balance sheet.

**Article 31** – The right to claim dividends precludes within three (3) years, and dividends not claimed, shall revert to the Company's benefit.

## Chapter VII
## Disposal of Control

**Article 32** – The disposal of the Company's Control, in one single operation, or by way of a series of successive operations, may only be contracted under the suspensive or resolutory condition that the buyer undertakes to carry out a tender offer for the acquisition of remaining shares held by the other Shareholders of the Company, observing conditions and terms provided for in applicable laws and in the "*Novo Mercado*" Listing Rules, so as to ensure that the remaining Shareholders receive the same treatment given to the selling Controlling Shareholder, and with due observance to the rules enacted by BOVESPA and by the Brazilian Securities Exchange Commission.

**Sole Paragraph** – The tender offer referred to in Article 32 shall also be required (i) in case of assignment for value of share subscription rights and other titles or rights related to securities convertible into shares and which may result in the sale of the Company's Control; or (ii) in case of sale of Control of a company holding the Company's Control,

and in this case, the selling Controlling Shareholder shall undertake to inform BOVESPA of the amount attributed to the Company in such sale and attach documentation evidencing such amount.

**Article 33** – The tender offer provided for in Article 32 shall also be carried out if the acquirer of Control is already a Shareholder of the Company, who, by way of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, acquires such Controlling Shareholder's Control. In this event, the acquirer shall indemnify the Shareholders from whom he/she bought shares at the stock exchange during the six (6) month period prior to the date of acquisition of Control, to whom he/she shall pay the difference between the price paid to the selling Controlling Shareholder and the amount paid at the stock exchange for Company's shares in this period, duly adjusted for inflation.

**Article 34** – The Company shall not record any transfer of shares to the acquirer of power of Control or to that(those) Shareholder(s) who become Controlling Shareholders, while this(these) Shareholder(s) does(do) not sign the Controlling Shareholders' Consent Statement provided for in BOVESPA "*Novo Mercado*" Listing Rules.

**Sole Paragraph**- No Shareholders' Agreement providing for the exercise of Control may be registered at the Company's headquarters without its signatories having executed the Consent Statement referred to in this Article.

## Chapter VIII
## Deregistering as a Publicly-Held Company

**Article 35** – Without prejudice to the legal and regulatory provisions, the Company's deregistering as a publicly-held company with the Brazilian Securities and Exchange Commission shall be preceded by a public tender offer, which shall have a minimum price of at least the Company's value and that of its shares to be determined in an appraisal report to be prepared by a specialized company, by utilizing the share's economic value as value determination criteria, by means of recognized methodology or based on another criteria to be defined by the Brazilian Securities and Exchange Commission. The selection of the specialized company shall occur as provided for by these Bylaws.

**Paragraph 1** – In compliance with other conditions of BOVESPA's "*Novo Mercado*" Listing Rules, these Bylaws and prevailing laws, the public offering for the deregistering may also be carried out as an exchange offer involving securities of other publicly-held companies, which may be accepted at the offeree's option.

**Paragraph 2** – The deregistering shall be preceded by Extraordinary General Meeting specifically resolving on such deregistering.

**Article 36** – Should the appraisal report referred to by Article 35 not be concluded until the Extraordinary General Shareholders' Meeting called to resolve on deregistering as publicly-held company, the Controlling Shareholder, the group of Shareholders holding the Company's power of Control or also the Company itself shall inform in such meeting the maximum price per share or per thousand shares at which the public offering shall be made.

**Paragraph 1** – The public offering shall be conditioned upon that the price verified in the appraisal report referred to by Article 35 is not higher than the price disclosed by the Controlling Shareholder, group of Shareholders holding the Company's Control or the Company itself at the meeting referred to in the "caput" of this Article.

**Paragraph 2** – In the event that the share price determined in the appraisal report is higher than the value informed by the Shareholder, group of Shareholders holding the Control or the Company itself, the resolution referred to in the "caput" of this Article shall be automatically cancelled, and such fact shall be broadly disclosed to the market, except if the Shareholder holding the power of Control expressly agrees to carry out the public offering at the price verified in the appraisal report.

**Article 37** – The appraisal report referred to in Article 35 shall be prepared by a specialized company, with proven experience and independence as to the decision power of the Company, its management and/or controlling shareholder, as well as that meets the requirements of Paragraph 1 of Article 8 of the Brazilian Corporation Law, and undertakes the responsibility provided for in Paragraph 6 of same Article.

**Paragraph 1** – The election of the specialized company is exclusively incumbent upon the General Shareholders' Meeting, upon submission by the Board of Directors of a three-name list, and the respective resolution shall be taken, not computing the blank votes, by majority vote of Shareholders representing outstanding shares present at such meeting. If installed in first call, such General Shareholders' Meeting shall require the attendance of Shareholders representing, at least, twenty per cent (20%) of the total outstanding shares: if installed in a second call, it shall require the attendance of any number of Shareholders representing outstanding shares.

**Paragraph 2** –The costs incurred with the preparation of report shall be borne by the Shareholder or group of Shareholders holding the Control or then by the Company itself, depending on the case.

## Chapter IX
## Delisting from the "*Novo Mercado*"

**Article 38** – Should the Shareholders of the Company in Extraordinary General Shareholders Meeting resolve on the Company's delisting from BOVESPA's "*Novo Mercado*", the Shareholder or group of Shareholders holding the Company's Control, shall carry out a tender offer for the shares held by the other Shareholders at a price not lower than the economic value of the shares as verified by the appraisal report provided for by Article 37, observing the legal terms, (i) whether for its shares to be registered for trading outside the "*Novo Mercado*", (ii) or due to Company's corporate reorganization in which the shares of the company resulting from such reorganization are not accepted for trading in the "*Novo Mercado*".

**Sole Paragraph** – The tender offer provided for in this article shall observe, where applicable, the provisions of Articles 35, 36 and 37 above.

## Chapter X
## Arbitration

**Article 39** – The Company, its Shareholders, management and members of the Fiscal Council undertake to resolve by means of arbitration any and all dispute or controversy, which may arise among them, related to or derived from, especially, the application, validity, effectiveness,

interpretation, violation, infringement of the provisions of Law 6,404/76 and their effects, the Company's Bylaws, of rules published by the Brazilian Monetary Council, the Brazilian Central Bank and the Brazilian Securities and Exchange Commission, as well as other rules applicable to the operation of capital markets in general, besides those included in the "*Novo Mercado*" Listing Rules, Market Arbitration Panel Rules and the "*Novo Mercado*" Listing Agreement.

## Chapter XI
## Liquidation, Dissolution and Extinguishment

**Article 40** – The Company shall be liquidated in cases provided for by law.

**Sole Paragraph** – The Board of Directors shall appoint the liquidator and the General Shareholders' Meeting shall determine the manner of liquidation and shall elect the fiscal council.

## Chapter XII
## General Provisions

**Article 41** – The Company, at any time, aiming at improving its services and adjusting to new management techniques, may adopt mechanical processes for the issuance and certification of trade documents, observing established standards and systems under use and practices in effect.

**Article 42** – Profit sharing separated from the compensation may be paid to employees, upon resolution of the Annual General Meeting, pursuant to applicable laws.

**Article 43** – The provisions provided for in the sole Paragraph of Article 1, in Paragraph 2 of Article 9, in Paragraph 2 of Article 15, in Paragraph 3 of Article 22, in sole Paragraph of Article 26, in "caput" of Article 27 and, finally, Articles 32 to 39, shall only become fully effective, as from the date of execution of "*Novo Mercado*" Listing Agreement by the Company with BOVESPA.

**Exhibit 3**
**to the Partial Split-Up Protocol**

**LLX LOGÍSTICA S.A.**

**BY-LAWS**

## Chapter I
## Name, Purpose, Head Office and Duration

**Article 1** - LLX Logística S.A. ("Company") is a joint-stock company, governed by these By-laws, by Law 6,404, as of December 15, 1976 ("Law 6,404/76") and further applicable laws and regulations.

**Sole Paragraph** – The Company, its shareholders, management and members of the Fiscal Council (when installed on a permanent basis) and other existing advisory bodies, are subject to the provisions of the São Paulo Stock Exchange – BVSP's ("BOVESPA") *"Novo Mercado"* Listing Rules.

**Article 2** - The Company's headquarters and jurisdiction are located in the city of Rio de Janeiro, state of Rio de Janeiro, at Praia do Flamengo, n° 154, 4th floor, Part, Flamengo, CEP 22210-030.

**Article 3** - The Company's purpose is: (i) the rendering of freight transportation integrated logistic services; (ii) construction, operation and exploration of railways and/or rail traffic, owned by the Company or by third parties, including as a concessionaire of public or private services; (iii) construction, operation and exploration of maritime terminals owned by the Company or by third parties, of private, mixed or public usage; (iv) moving and storage of merchandise destined to or arriving from waterway transportation; (v) exploration of activities directly or indirectly related to freight transportation services such as logistic planning, loading, unloading, transshipment, moving and storage of merchandise and containers, operation and management of storage warehouses; (vi) execution of any activities related or complementary to the activities described above, as well as any others that use the Company's structure as basis, and, in addition, the holding of equity interests in the capital of other companies as a partner, quotaholder or shareholder.

**Article 4** - The Company shall exist for an indefinite period of time.

**Sole Paragraph** – The Company may create, close and change the address of branches, agencies, warehouses, offices and any other establishments located in Brazil or abroad, by means of a Board of Directors' resolution.

## Chapter II
## Capital Stock and Shares

**Article 5** - The capital stock of the Company is R$5,129,036.30 (five million, one hundred and twenty nine thousand, thirty six Brazilian reais and thirty cents), divided into 358,364,542 (three hundred and fifty eight million, three hundred and sixty four thousand, five hundred and forty two) non-par value book-entry common shares.

**Paragraph 1** – Each common share entitles its holder to one vote in the resolutions of the General Shareholders' Meeting.

**Paragraph 2** – The Company is forbidden from issuing preferred shares or beneficiary parties.

**Paragraph 3** – All of the Company's shares shall be registered or book-entry, and when book-entry, shall be held in deposit accounts with a financial institution authorized by the Brazilian Securities and Exchange Commission ("CVM").

**Paragraph 4** – The Company may issue simple debentures or debentures which are convertible into common shares, by means of Board of Directors' resolution and, if convertible into shares, within the limits of the Company's authorized capital.

**Paragraph 5** – Capital increases may be approved with the exclusion of the Shareholders' preemptive right to the subscription of new securities issued by the Company, in the events provided for in Article 172 of Law 6,404/76, and such increases may occur by means of public or private subscription of shares, by conversion of debentures or other securities or incorporation of reserves, by way of the capitalization of funds as permitted by applicable law.

**Paragraph 6** – The payment of dividends and the distribution of shares deriving from capital increases, as applicable, shall occur no later than sixty (60) days, in the first case, as from the date in which the dividends are declared, or, in the second case, as from the date of publication of the respective minutes pursuant to applicable law, unless the General Shareholders' Meeting, in relation to any dividend distribution, determines that payment should be made within a longer term, but during the course of the fiscal year in

which dividends are declared and, in relation to a capital increase, determine that the share distribution should be made within a shorter term.

**Article 6** - The Company is authorized to increase its capital, regardless of a resolution by the General Shareholders' Meeting, up to the limit of two billion Brazilian reais (R$ 2,000,000,000.00), by means of Board of Directors' resolution, which shall determine the number of common shares to be issued, the issuance price and the subscription, payment and placement conditions.

**Sole Paragraph** - The Board of Directors may approve the issuance of new shares without preemptive right of the former shareholders if such issuance occurs by means of sale in the Stock Exchange, by public subscription of shares or by share exchange under a takeover bid.

## Chapter III
## Management

**Article 7** - The Company's management shall be exercised by the Board of Directors and performed by the Board of Executive Officers, as provided for in applicable law and in these Bylaws.

**Sole Paragraph** – The Company's General Shareholders' Meeting, or the meetings of its Board of Directors, as applicable, may create technical and/or advisory committees deemed necessary for the perfect operation of the Company and whose purpose is to advise the Company's management.

### Section I - Board of Directors

**Article 8** - The Board of Directors shall be composed of a minimum of five (5) members and a maximum of (9) members, all of which must be shareholders, elected by the General Shareholders' Meeting, with an unified one year term of office, re-election being permitted. The Board of Directors' members shall be vested in their respective offices by signing the Management Consent Instrument provided for in BOVESPA's *"Novo Mercado"* Listing Rules, without prejudice to other legal and regulatory provisions.

**Paragraph 1** –At least 20% of the members elected for the Board of Directors shall be Independent Members, as defined for in BOVESPA's "Novo Mercado" Listing Rules, and such condition shall be indicated in the minutes of the General Shareholders'

Meeting electing such members. Whenever, in observance of this percentage, the resulting number is a fraction, the Company shall round off to the number: (i) immediately higher when the fraction is equal or greater than five tenths (0.5); or (ii) immediately below when the fraction is less than five tenths (0.5).

**Paragraph 2** – For the purposes of the present Article, Independent Member means a member of the Board of Directors who: (i) has no ties to the Company except for owning an equity share of its capital stock; (ii) is not a Controlling Shareholder, the Controlling Shareholder's spouse or a relative up to the second degree, is not or has not been linked, over the last three (3) years, to a company or entity related to the Controlling Shareholder (this restriction does not apply to people linked to governmental institutions of education and research); (iii) has not, over the last three (3) years, been a senior manager of the company or employed by or worked for the Company, the Controlling Shareholder or any other company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company's services or products or both, to a degree that results in loss of independence; (v) is not an employee or manager of a company or entity that offers/requests services and/or products to/from the Company; (vi) is not a spouse or a relative up to the second degree of any senior manager of the Company; (vii) does not receive any compensation from the Company except other than the compensation related to the activities carried out as a member of the Company's Board of Directors (this restriction does not apply to cash from equity interests in the capital stock). Members elected in accordance with Paragraphs 4 and 5 of Article 141 of Law No. 6,404/76 will be considered independent.

**Paragraph 3** – – In the event of permanent vacancy of a member of the Board of Directors, the Chairman of the Board shall call for a General Shareholders' Meeting in order to conduct the election of new members for the vacant positions.

**Paragraph 4** – After expiration of their term of office, the members of the Board of Directors shall remain in their respective offices until the election and investiture of new Board members, in accordance with applicable law and these Bylaws.

**Article 9** – The Board of Directors shall elect: a) a Chairman of the Board, who shall call for and preside over their meetings; and b) an Honorary Chairman of the Board, who shall replace the Chairman of the Board in the event of his impairment or absence.

**Article 10** – The Board of Directors shall meet ordinarily once every quarter and extraordinarily, whenever necessary, with at least half of the Board members, by means of a call by the Chairman of the Board or by the majority of its members.

**Paragraph 1** – The meetings shall be called by means of written notice, issued at least five (5) days in advance, and shall include the place, date and time of the meeting, as well as a summary of the agenda.

**Paragraph 2** – The call provided for in the previous Paragraph shall be dispensed whenever all of the members of the Board of Directors attend the meeting.

**Paragraph 3** – In order for the Board of Directors meetings to be installed and validly resolve upon the matters of the agenda, the presence of the majority of its acting members shall be necessary. A member who has sent his vote in writing shall be considered as being present.

**Paragraph 4** – The Board of Directors shall resolve by majority of votes. The Chairman of the Board is not entitled to a casting vote.

**Paragraph 5** – The minutes of the Board of Directors meetings which elect, remove from office, define or establish the attributions of the members of the Board of Executive Officers, as well as those which contain issues destined to produce effects before third parties, shall be filed before the Board of Trade of the State of Rio de Janeiro and published in the local press. The aforementioned procedure may be adopted for acts of different nature whenever the Board of Directors sees fit.

**Article 11** - In the event of vacancy of a member of the Board of Directors, the Board of Directors shall elect members for the missing vacant positions, and such Director shall hold such position until the next General Shareholders' Meeting is held.

**Paragraph 1** – In the event of vacancy of the majority of the members of the Board of Directors, a General Shareholders' Meeting shall be called in order elect the members for the missing vacant positions.

**Paragraph 2** - In the event of absence or temporary impairment, the absent or impaired member of the Board of Directors shall temporarily appoint one of the remaining members of the Board of Directors to represent him/her.

**Paragraph 3** – In the situations provided for in this Article, of vacancy, absences or temporary impairments, the substitute or representative shall vote in the Board of Directors' meetings for himself and for the Executive Officer he is replacing or substituting.

**Article 12** - The global annual compensation of the Board of Directors' members shall be defined on an annual basis by the General Shareholders' Meeting, which shall also ratify, when applicable, the amount and the percentage of the Company's profit to which they are entitled, observing the limit provided for in the Paragraph 1 of Article 152 of Law 6,404/76. The Board of Directors shall decide on such matter and distribute such compensation among the Board members.

**Article 13** – It is incumbent upon the Board of Directors:

(i) to determine the purpose, policy and general guidance for the Company's businesses;

(ii) to call for the Annual General Shareholders' Meeting and when necessary the Extraordinary General Shareholders' Meeting;

(iii) to appoint and remove from office the Company's Executive Officers, and establish their duties;

(iv) to previously express their opinion on the Management Report, the management accounts and financial statements for the fiscal year;

(v) to audit the Executive Officers' management;

(vi) to examine Company's acts, books, documents and agreements;

(vii) to resolve upon the issuance of subscription bonus;

(viii) to resolve on capital stock increases up to the limit provided for herein, setting out the share issue and placement conditions;

(ix) to resolve on the issuance of promissory notes for public subscription, in accordance with Resolution nº 1.723/90 of Brazilian National Monetary Council (*Conselho Monetário Nacional*);

(x) to resolve on the exclusion of Shareholders' preemptive right to the subscription of new securities issued by the Company, in the events provided for in Article 172 of Law 6,404/ 76;

(xi) to propose to the General Shareholders' Meeting the destination to be given to the net income for each fiscal year;

(xii) to authorize the disposal of permanent assets, the establishment of "*in rem* guarantees" and tendering of guarantees regarding third parties' obligations;

(xiii) to appoint and remove independent auditors; and

(xiv) to authorize the acquisition of Company shares to be held in treasury or their cancellation, pursuant to applicable law and regulatory provisions.

**Section II -Board of Executive Officers**

**Article 14** – The Board of Executive Officers is composed of a minimum of three (3) Executive Officers and a maximum of nine (9) members, whether or not shareholders, all of which must be residents in the country, elected by the Board of Directors, one of which will be the Chief Executive Officer, who will also cumulate the position of the Company's Investors Relations Officer. The other members shall be the Finance and Operations Officer, and the remaining Executive Officers shall have no specific designations. The Executive Officers of the Company will have the following attributions:

(a) The Chief Executive Officer will manage the business of the Company, specifically: (i) cause the observance of these By-Laws and the resolutions of the Board of Directors Meetings and of the General Shareholders' Meetings; (ii) submit the management report and the management accounts jointly with the independent auditors report, as well as, on an annual basis, submit a proposal, for the appreciation by the Board of Directors, as to the allocation of the profits of the

previous fiscal year; (iii) prepare and propose, for the appreciation by Board of Directors, the annual and multiyear budget, the strategic plans, expansion projects and investment programs; (iv) conduct and coordinate the activities of the Executive Officers in the scope of the duties and assignments established for the respective Executive Officers by the Board of Directors and by these By-Laws, calling and presiding over the Board of Executive Officers Meetings; and (v) exercise the position of Investors Relations Officer of the Company, acting as the Company's legal representative before the securities market, the CVM and the Stock Exchanges, pursuant to applicable CVM legislation.

(b) The Finance and Operations Officer may coordinate the financial, economics and accounting activities of the Company, the treasury and the controlling department, as well as coordinate the execution of the transactions and the investments approved by the Board of Directors.

(c) The Executive Officers will perform the duties assigned to each of their positions, which will be established by the Board of Directors. According to the resolutions adopted by the Board of Directors, the Executive Officers may either accumulate positions or not have specific designations.

**Paragraph 1** – The Executive Officers will be elected by the Board of Directors for a unified one (1) year term of office, re-election being permitted. The Executive Officers shall be vested in their respective offices by signing the Management Consent Instrument provided for in BOVESPA's *"Novo Mercado"* Listing Rules, without prejudice to other legal and regulatory provisions.

**Paragraph 2** – After the expiration of their term of office, the Executive Officers shall remain in their positions, until the election and investiture of new Executive Officers.

**Paragraph 3** – Should an Executive Officer's position become vacant, the Board of Directors may elect a deputy, whose term of office shall expire together with the term of office of the remaining Executive Officers .

**Paragraph 4** – At the most, one third of the members of the Board of Directors may be elected as Executive Officers, accumulating both positions. In this case, the Director-Officer, "*ad honorem*", shall choose his compensation as Director or as an executive officer.

**Paragraph 5** - In the event of absences or temporary impairment of any Executive Officer, the Board of Officers will appoint a substitute member.

**Article 15** – It is incumbent upon the board of Executive Officers to exercise the duties attributed to it in accordance with applicable law, these Bylaws and the resolutions of the Board of Directors for the performance of acts, no matter how special they are, as long as in authorized rights and necessary for the regular operation of the Company.

**Article 16** – It is incumbent upon the board of Executive Officers:

(i) to implement the action determined by the Board of Directors;

(ii) to prepare, on an annual basis, the Management Report, the financial statements, as well as the balance sheets, if requested by the Board of Directors;

(iii) to enter into agreements, acquire rights and assume obligations of any nature, contract loans and grant guarantees in the interest of the Company and its subsidiaries, open and transact bank accounts, issue and endorse checks and promissory notes; issue and endorse trade bills and bills of exchange; endorse warrants, warehouse receipts and bills of lading; hire and dismiss employees; receive and give acquittal, compromise, waive rights, forgo, sign liability commitments; perform all management acts necessary to execute the corporate purposes; express the Company's vote in General Shareholders' Meetings of corporations in which the Company holds interest, in accordance with previous guidance of the Board of Directors; record in the accounting books all the Company's operations and transactions; insure and maintain properly insured by reputable insurance companies all the Company's assets capable of being insured;

(iv) to prepare, on an annual basis, the Management Report, the management accounts and financial statements for the fiscal year, including periodical and eventual information to be provided pursuant to BOVESPA's *"Novo Mercado"* Listing Rules, as well as to submit after the Board of Directors and Fiscal Council's opinion, in the event the latter is in function, the financial statements required by laws, as well as the proposal for the allocation of net income for each fiscal year;

(v) prepare drafts for the Company's expansion and improvement plan;

(vi) submit proposal of the Company's general budget and special budgets to the Board of Directors, including the adjustments occurring in the course the fiscal year and multiyear to which the board members make reference; and

(vii) approve and modify organization charts and internal regulations.

**Article 17** - The Company shall be represented: (i) by two (2) Officers jointly; (ii) by 1 (one) attorney-in-fact and one Officer jointly; or (iii) by two (2) attorneys-in-fact jointly, who shall be granted specific powers.

**Article 18** - The powers of attorney granted by the Company shall be signed by two (2) Executive Officers jointly, one being, necessarily, the Chief Executive Officer, save for powers of attorney granted for the purposes of representation with the Brazilian Federal Revenue Service, the State Secretariats of Finance, the Municipal Governments, the National Social Security Institute - INSS, the Unemployment Compensation Fund – FGTS, the Regional Labor Officers, the Police Stations, the consumer protection and defense bodies, among other public bodies, which may be signed by any 2 (two) Executive Officers jointly.

**Sole Paragraph** – The powers of attorney shall specify the powers granted and their term of duration, which may not exceed one year, save for *ad judicia* powers or attorney, granted for the defense of the Company's interests in court or in administrative proceedings, which may be granted for indefinite periods of time.

**Article 19** – The global annual compensation of the Executive Officers shall be fixed on an annual basis by the General Shareholders' Meeting, which shall also define, when applicable, the amount and the percentage of the Company's profit to which the Executive Officers' are entitled, observing the limit provided for in Paragraph 1 of the Article 152 of Law 6,404/76.

**Paragraph 1** – The budget for "*pro-labore*" fees, as well as the budget for the equity interest participation, shall be shared by the Executive Officers, by resolution of the Board of Directors, registered, by way of an instrument, in the Company's records.

**Paragraph 1** – The high level employees elected by the Board of Directors for the Board of Executive Officers, while in effective exercise of their duties, will have their work contracts suspended, and shall receive fees and eventual share of the profits as provided

for herein and by applicable law. The return of such high level employees to the positions occupied prior to their appointment as Executive Officer of the Company will be guaranteed in accordance with applicable law.

**Article 20** - The Board of Executive Officers shall meet whenever the Company's interests so require, and all such meetings shall be presided over by the Executive Officer who in such occasion is selected among those attending the meeting.

**Paragraph 1** – The meetings shall always be called by any two (2) Executive Officers, and shall be dispensed in the event that all its members attend the meeting. In order for the meetings to be installed and validly resolve upon the matters of the agenda, the presence of the majority of the Executive Officers, who in that occasion are in the exercise of their offices, shall be required, or of three (3) Executive Officers, in the event that there are only three (3) acting Executive Officers.

**Paragraph 2** – The Board of Executive Officers' resolutions shall be mentioned in minutes drawn up in the Company's records and shall be taken by the majority of the votes.

**Paragraph 3** – In the event of absence or temporary impairment of any Executive Officer, he/she may appoint a deputy member who shall exercise all his/her duties, and shall have all powers, including the voting right and duties of absent or temporarily impaired Executive Officer.

## Chapter V
## Fiscal Council

**Article 21** – The Company shall have a Fiscal Council composed of three (3) sitting members and equal number of deputy members, which shall operate on a non-permanent basis. The Company's Fiscal Council's member shall be vested in their respective offices by signing the Consent Instrument of the member of the Fiscal Council provided for in BOVESPA's *"Novo Mercado"* Listing Rules, without prejudice to other legal and regulatory provisions.

**Paragraph 1** - The Fiscal Council's members, individuals, resident in the country, legally qualified, shall be elected in General Shareholders' Meeting resolving on the instatement of the council, at the request of shareholders meeting the requirements set

forth in Paragraph 2 of the article 161 of Law 6,404/ 76, with term of office until the first annual General Shareholders' Meeting held after the election.

**Paragraph 2** - The Fiscal Council's members shall only be entitled to a compensation, to be fixed by the General Shareholders' Meeting, during the period in which the council is operating and effectively carrying out its duties, in accordance with Paragraph 3 of the Article 162 of Law 6,404/ 76.

**Paragraph 3** - The Fiscal Council, when installed, shall have the attributions provided for by law, and the duties of its members cannot be delegated.

## Chapter V
## General Shareholders' Meetings

**Article 22** – The General Shareholders' Meeting shall, pursuant to applicable law, be held:

a) Ordinarily in the first four months, following the end of each fiscal year to:

I – approve management's accounts, examine, discuss and vote on the financial statements;

II – elect the Board of Directors in proper periods and the Fiscal Council, when applicable;

III – resolve on the allocation of the net income for the fiscal year, if any, and the distribution of dividends, when applicable; and

IV – establish management's compensation.

b) Extraordinarily, by regular call, whenever the Company's interests so advise or whenever the Shareholders' opinion is required.

**Article 23** – The General Shareholders' Meeting shall be installed and chaired by the Chairman of the Board of Directors, or in his absence or impairment, by another member of the Board of Directors and chaired by the chairman elected by the shareholders. The secretary of the presiding board shall be freely elected by the chairman of the meeting.

**Article 24** – The call notices, published pursuant to law, shall include, besides place, date and time of the meeting, the agenda and in case of amendment to the Bylaws, an indication of this issue.

**Sole Paragraph** – In addition to the issues incumbent upon the Extraordinary Meeting as provided for by applicable law and in these Bylaws, it shall also approve:

I – the deregistering as a publicly-held company with the Brazilian Securities and Exchange Commission;

II – the Company's delisting from BOVESPA's *"Novo Mercado"*;

III – the selection, among the specialized companies previously approved by the Board of Directors, of the company who shall be responsible for determining the Company's economic value for the purposes of public offerings provided for herein; and

IV – the plans for the granting of call options to the Company's management and employees, excluding the shareholders' preemptive right.

## Chapter VI
## Fiscal Year

**Article 25** – The Company's fiscal year begins on January 1 and ends on December 31 of each year.

**Article 26** – At the end of each fiscal year, the Board of Executive Officers shall prepare the balance sheet and financial statements required by law.

**Article 27** – Prior to any dividend distribution, accrued losses and income tax reserve will be deducted from the results of the fiscal year.

**Article 28** – The Board of Directors shall submit for the General Shareholders' Meeting's approval a proposal for the allocation of the amount of net income remaining after the following deductions or additions, which shall be carried out in a decreasing manner and according to the following order:

a) Five per cent (5%) to create the Legal Reserve, which shall not exceed twenty per cent (20%) of the capital stock. The creation of the Legal Reserve may be dispensed in the fiscal year in which its balance, accrued of capital reserves amount, exceeds thirty per cent (30%) of the capital stock;

b) Amount destined to the creation of the Contingencies Reserve and reversal of those created in previous fiscal years;

c) Amount destined to the creation of Unrealized Profit Reserve;

d) twenty five per cent (25%) for the payment of shareholders' minimum mandatory dividend.

**Sole Paragraph** – The financial statements shall demonstrate the allocation of the net income under the assumption of its approval by the Annual General Shareholders' Meeting.

**Article 29** – The Company, by way of a Board of Directors resolution, may draw up semi-annual balance sheets and declare dividends to the income account verified in such balance sheets. The Board of Directors may declare interim dividends to the retained earnings accounts or profit reserve existing in the last annual or semi-annual balance sheet.

## Chapter VII
## Disposal of Control
## Deregistering as Publicly-Held Company and Delisting from the *"Novo Mercado"*

**Article 30** – The Company shall not record (i) any transfer of shares to the Buyer of the Control or to that(those) Shareholder(s) who become Controlling Shareholders, while this(these) Shareholder(s) does(do) not execute the Controlling Shareholders' Consent Statement provided for in BOVESPA's *"Novo Mercado"* Listing Rules; or (ii) any Shareholders' Agreement providing for the exercise of Control without its signatories having executed the Consent Statement referred to in this Article.

**Article 31** – The disposal of the Company's Control, in one single operation, or by way of a series of successive operations, may only be contracted under the suspensive or resolutory condition that the buyer undertakes to effect a tender offer for the acquisition of remaining shares held by the other Shareholders of the Company, observing conditions and terms provided for in

applicable laws and in BOVESPA's *"Novo Mercado"* Listing Rules, so as to ensure that the remaining Shareholders receive the same treatment given to the selling Controlling Shareholder, and with due observance to the rules enacted by BOVESPA and by the Brazilian Securities Exchange Commission..

**Article 32** – The tender offer referred to in Article 31 shall also be required (i) in case of assignment for value of share subscription rights and other titles or rights related to securities convertible into shares and which may result in the sale of the Company's Control; or (ii) in case of sale of Control of a company holding the Company's Control, and in this case, the selling Controlling Shareholder shall undertake to inform BOVESPA of the amount attributed to the Company in such sale and attach documentation evidencing such amount.

**Sole Paragraph** – The tender offer shall also be shall also be carried out if the acquirer of Control is already a Shareholder of the Company, who, by way of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, acquires such Controlling Shareholder's Control. In this event, the acquirer shall indemnify the Shareholders from whom he/she bought shares at the stock exchange during the six (6) month period prior to the date of acquisition of Control, to whom he/she shall pay the difference between the price paid to the selling Controlling Shareholder and the amount paid at the stock exchange for Company's shares in this period, calculated by Getúlio Vargas Foundation (*Fundação Getúlio Vargas*).

**Article 33** – Without prejudice to other legal and regulatory provisions, upon the disposal of the Company's Control, to the extent applicable, the buyer must take the steps necessary to restore the twenty five per cent (25%) of the Free Float within six (6) months after acquiring Control.

**Article 34** – The company's deregistering as a publicly-held company shall be preceded by a public tender offer by the Controlling Shareholder or by the Company, as applicable, which shall have a minimum price of at least the Company's economic value which is to be determined in an appraisal report to be prepared by a specialized entity or company, with proven experience and which is independent of the with regards to the Company's decision-making powers, its managers and the Controlling Shareholder.

**Paragraph 1** – The election of the specialized company is exclusively incumbent upon the General Shareholders' Meeting, upon submission by the Board of Directors of a three-name list, and the respective resolution shall be taken, not computing the blank

votes, by majority vote of Shareholders representing outstanding shares present at such meeting. If installed in first call, such General Shareholders' Meeting shall require the attendance of Shareholders representing, at least, twenty per cent (20%) of the total outstanding shares: if installed in a second call, it shall require the attendance of any number of Shareholders representing outstanding shares. The costs incurred with the preparation of report shall be borne by the Shareholder or group of Shareholders holding the Control or by the Company itself, as applicable.

**Paragraph 2** – The specialized company chosen by the General Shareholders' Meeting, shall present a sustained appraisal report, indicating the criteria of evaluation and the elements of comparison adopted and accompanied with the documents relating to the appraised assets. The specialized company shall also attend the respective General Shareholders' Meeting in order to deliver information which may be requested. The specialized company will still be responsible before the Company, the Shareholders and third parties for the damages caused by misconduct or negligence in the appraisal, without prejudice of criminal responsibility that it may incur.

**Article 35** – The Company may delist from BOVESPA's *"Novo Mercado"* at any time, provided this decision (i) has been previously approved at a General Shareholders' Meeting; and (ii) has been reported in writing to BOVESPA at least thirty (30) days in advance.

**Paragraph 1** – Delisting from BOVESPA's *"Novo Mercado"* does not mean that the Company will loose its status as a public-held company listed on BOVESPA.

**Paragraph 2** – The Company's delisting from BOVESPA's *"Novo Mercado"* does not release the Company, its senior managers, and the Controlling Shareholder from the compliance with the requirements that result from the *"Novo Mercado"* Listing Agreement, the Arbitration Clause, the Arbitration Rules and the *"Novo Mercado"* Listing Rules, whenever the requirements arise from events that took place prior to the delisting.

**Paragraph 3** – After delisting from BOVESPA's *"Novo Mercado"*, the Company's securities cannot be traded in the *"Novo Mercado"* for at lease two (2) years following the date in which the delisting is formalized, except in the event that the Company's shareholding Control is disposed of after the delisting, in which case this exception does not apply.

**Article 36** – In the event of the Company's delisting from BOVESPA's *"Novo Mercado"* in order for its securities to be registered for trading outside the *"Novo Mercado"*, the Controlling Shareholder must make a public tender offer to acquire the shares held by the other Shareholders. The Controlling Shareholder must pay at least the economic value determined in the manner described in Article 34 hereto, and in accordance with applicable laws and regulations. The public release regarding the public tender offer must be reported to BOVESPA and disclosed to the market immediately after the date in which General Shareholders' Meeting approved the delisting is held.

**Article 37** – Whenever the Company's delisting from BOVESPA's *"Novo Mercado"* is due to cancellation of registration as a publicly-held company, such delisting must be approved by the General Shareholders' Meeting, and all the steps required by law must be followed, including, but not limited to the public tender offer described in Article 34 herein.

**Article 38** – Whenever the Company's delisting from the *"Novo Mercado"* results from a corporate reorganization whereby the resulting company is not classified as bearer of the same level of corporate governance, the Controlling Shareholder shall make a public tender offer for acquisition of the shares held by the other Shareholders. This public tender offer must be for at least at the economic value of the shares, determined in the manner described in Article 34 hereto, and in accordance with applicable laws and regulations. The public release regarding the public tender offer must be reported to BOVESPA and disclosed to the market immediately after the date in which General Shareholders' Meeting approved the reorganization is held.

**Article 39** – For the purposes set forth herein: (i) "Controlling Shareholder" means the Shareholder or group of Shareholders bound by a shareholders' agreement or under common Control who exercise the Control of the Company; (ii) "Selling Controlling Shareholder" means the Controlling Shareholder that disposes of its controlling interest in the Company; (iii) "Free Float" means all shares issued by the Company, except for those held by the Controlling Shareholder, persons related to him/her/it, held by the Company's senior managers and those in the Company's treasury; (iv) "Disposal of Company's Control" means the transfer, subject to payment, of the controlling shares to a third party which guarantees its holder(s), directly or indirectly, the individual or joint Control of the Company; (v) "Buyer" means the person to whom the Selling Controlling Shareholder transfers Control of the Company through a Disposal of the Company's Control; (vi) "Control" means the actual and effective power to direct the Company's activities and to establish the guidelines for the operation of its management bodies, directly or

indirectly, in fact or in law. Presumption of Control will exist where one or more persons are under common Control or bound by a shareholders' agreement ("controlling group") that holds enough shares to ensure an absolute majority of votes attributed to the Shareholders present at the Company's previous 3 (three) General Shareholders' Meetings, even if they do not hold the number of shares that actually provide them with an absolute majority of the voting stock.

## Chapter VIII
## Arbitration

**Article 40** – The Company, its Shareholders, management and members of the Fiscal Council undertake to resolve by means of arbitration any and all dispute or controversy, which may arise among them, related to or derived from, especially, the application, validity, effectiveness, interpretation, violation, infringement of the provisions of Law 6,404/76 and their effects, the Company's Bylaws, of rules published by the Brazilian Monetary Council, the Brazilian Central Bank and the Brazilian Securities and Exchange Commission, as well as other rules applicable to the operation of capital markets in general, besides those included in the "*Novo Mercado*" Listing Rules, Market Arbitration Panel Rules and the "*Novo Mercado*" Listing Agreement.

## Chapter IX
## Liquidation, Dissolution and Extinguishment

**Article 41** – The Company shall be liquidated in cases provided for by law.

**Sole Paragraph** – The Board of Directors shall appoint the liquidator and the General Shareholders' Meeting shall determine the manner of liquidation and shall elect the fiscal council.

## Chapter X
## General Provisions

**Article 42** – The Company, at any time, aiming at improving its services and adjusting to new management techniques, may adopt mechanical processes for the issuance and certification of trade documents, observing established standards and systems under use and practices in effect.

**Article 43** – The provisions provided for in the sole Paragraph of the Article 1, in Paragraph 2 of the Article 5, in Paragraph 1 of the Article 8, and in Chapters VII and VIII herein, shall only

become fully effective, as from the date of execution of "Novo Mercado" Listing Agreement by the Company with BOVESPA.

**Split-Up Protocol**
**Schedule 3.2(a)**
**IronX Assets**

• GIIC Supply Agreement dated as November 9th, 2006, entered into by and among MMX Mineração e Metálicos S.A., MMX Minas-Rio Mineração S.A., MMX Amapá Mineração Ltda. and Gulf Industrial Investment Co. (E.C.)

• MMX Direct Agreement dated as of July 9th, 2007, entered into by and among Gulf Industrial Investment Co. (E.C.), HSBC Bank USA - National Association, MMX Amapá Mineração Ltda., MMX Minas-Rio Mineração S.A., and MMX Mineração e Metálicos S.A.

• GIIC Direct Agreement dated as of July 9th, 2007, entered into by and among MMX Mineração e Metálicos S.A., MMX Amapá Mineração Ltda., MMX Minas-Rio Mineração S.A., Gulf Industrial Investment Co. (E.C.) and Arab Banking Corporation B.S.C.

• Shareholders Agreement dated as of July 10th, 2007, entered into by and among MMX Mineração e Metálicos S.A., MMX Minas-Rio Mineração S.A., Anglo American Participações em Mineração Ltda. and Centennial Asset Participações Minas-Rio S.A.

• Corporate Services Agreement dated as of July 10th, 2007, entered into by and among MMX Mineração e Metálicos S.A. and MMX Minas-Rio Mineração S.A.

• MMX Holdings Guaranty dated as of October 3rd, 2007, entered into by and among MMX Mineração e Metálicos S.A. and HSBC Bank USA – National Association.

• Inter-Company Iron Ore Supply Agreement dated as of March 5th, 2007, entered into by and among MMX Mineração e Metálicos S.A., MMX Amapá Mineração Ltda. and Cliffs International Lux IV S.A.R.L.

• Amapá Inter-Company Iron Ore Supply Agreement dated as of July 10th, 2007, entered into by and among MMX Mineração e Metálicos S.A., MMX Amapá Mineração Ltda. and MMX Minas-Rio Mineração S.A.

• Minas-Rio Inter-Company Iron Ore Supply Agreement dated as of July 10th, 2007, entered into by and among MMX Mineração e Metálicos S.A., MMX Amapá Mineração Ltda. and MMX Minas-Rio Mineração S.A.

• *Instrumento Particular de Contrato de Alienação Fiduciária em Garantia de Quotas* dated as of October 3rd, 2007, entered into by and among MMX Mineração e Metálicos S.A., Centennial Asset Participações Amapá S.A., MMX Amapá Mineração Ltda. and Banco Itaú BBA S.A.

• *Instrumento Particular de Contrato de Penhor de Quotas* dated as of October 3rd, 2007, entered into by and among MMX Mineração e Metálicos S.A., Centennial Asset Participações Amapá S.A., MMX Amapá Mineração Ltda. and Banco Itaú BBA S.A.

• Corporate Services Agreement dated as March 5th, 2007, entered into by and among MMX Amapá Mineração Ltda. and MMX Mineração e Metálicos S.A.

• Operations Management and Technical Services Agreement dated as of March 5th, 2007, entered into by and among MMX Amapá Mineração Ltda. and Cliffs International Mineração Brasil Ltda.

• Quotaholders' Agreement dated as of March 5th, 2007, entered into by and among MMX Mineração e Metálicos S.A., Centennial Asset Participações Amapá S.A. and MMX Amapá Mineração Ltda.

• Letter Agreement dated as of March 5th, 2007, entered into by and among MMX Mineração e Metálicos S.A. and Cliffs International Lux IV S.A.R.L.

• Terms of Business for Provision of Corporate Finance Services dated as of September 6th, 2007, entered into by and among NM Rothschild & Sons Ltd., MMX Mineração e Metálicos S.A. and Anglo American Services (U.K.) Ltd.

• Minas-Rio Iron Ore Project Letter dated as of September 6th, 2007, entered into by and among NM Rothschild & Sons Ltd., MMX Mineração e Metálicos S.A. and Anglo American Services (U.K.) Ltd.

• Equipment Charter Agreement dated as of June 20th, 2007, entered into by and among MMX Amapá Mineração Ltda., Hermasa – Navegação da Amazônia S.A., Amaggi Exportação e Importação Ltda. and MMX Mineração e Metálicos S.A.

• Rendering of Services Agreement dated as of June 20th, 2007, entered into by and among MMX Amapá Mineração Ltda., Hermasa – Navegação da Amazônia S.A., Amaggi Exportação e Importação Ltda. and MMX Mineração e Metálicos S.A.

• Financing Agreement by Credit Assignment with Banco BNDES No. 106607080000700 dated as of September 25th, 2007, entered into by and among Banco Itaú BBA S.A., MMX Amapá Mineração Ltda., MMX Mineração e Metálicos S.A., and others.

• Financing Agreement by Credit Assignment with BNDES No. 106607080000600 dated as of September 25th, 2007, entered into by and among Banco Itaú BBA S.A., MMX Logística do Amapá Ltda., MMX Mineração e Metálicos S.A., and others.

• Amended and Restated Credit Facility Agreement dated as of February 22nd, 2007, entered into by and among Banco Itaú BBA S.A., MMX Amapá Mineração Ltda., MMX Mineração e Metálicos S.A., and others.

• Amended and Restated Credit Facility Agreement dated as February 22nd, 2007, entered into by and among Banco ABC Brasil S.A., MMX Amapá Mineração Ltda., MMX Mineração e Metálicos S.A., and others.

• Bank Credit Certificate No. 106307100099700, as amended, dated as of October 29th, 2007, entered into by and among Banco Itaú BBA S.A., MMX Amapá Mineração Ltda., MMX Mineração e Metálicos S.A., and others.

• Bank Credit Certificate No. 106307080028800, as amended, dated as of October 29th, 2007, entered into by and among Banco Itaú BBA S.A., MMX Amapá Mineração Ltda., and MMX Mineração e Metálicos S.A.

• Swap Transaction Agreement No. 109808030048900, entered into by Banco Itaú BBA S.A., MMX Amapá Mineração Ltda., and MMX Mineração e Metálicos S.A, on March 13th, 2008, in the amount of US$80,000,000.00;

• Foreign Currency Loan Agreement No. 001.415907-5, as amended, dated as of November 29th, 2006, entered into by and among Unibanco – União de Bancos Brasileiros S.A. ("Unibanco"), MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• Foreign Currency Loan Agreement No. 001.375617-8 dated as of April 8th, 2006, entered into by and among Unibanco, MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• Foreign Currency Loan Agreement No. 001.378951-8, as amended, dated as of September 27th, 2006, entered into by and among Unibanco, MMX Minas-Rio Mineração S.A., and MMX Mineração e Metálicos S.A.

• Foreign Currency Loan Agreement No. 001.400063-4 dated as of July 26th, 2006, entered into by and among Unibanco, MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• Foreign Currency Loan Agreement No. 001.432055-2 dated as of February 24th, 2007, entered into by and among Unibanco, MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• Foreign Currency Loan Agreement No. 001.406438-2 dated as of September 21st, 2006, entered into by and among Unibanco , MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• Foreign Currency Loan Agreement No. 001.390897-7 dated as of August 1st, 2007, entered into by and among Unibanco, MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• Foreign Currency Loan Agreement No. 001.395435-1 dated as of June 28th, 2007, entered into by and among Unibanco , MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• Foreign Currency Loan Agreement No. 395344-5 dated as of June 13th, 2007, entered into by and among Unibanco, MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• All outstanding non-deliverable forward transactions, in the total amount of US$260.000.000,00, arising from the Global Derivative Market Transactions Agreement no. 10050218-A dated as of July 5th, 2007, entered into by and among Banco Votorantim S.A., MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• Derivative Market Transaction Agreement F08B24110, in the amount of US$90.000.000,00, entered into by and among Unibanco, MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A., on February 22th, 2008.

• Derivative Market Transaction Agreement F08B24108, in the amount of US$30.000.000,00, entered into by and among Unibanco, MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A., on February 22th, 2008.

• Derivative Market Transaction Agreement F07K06683, in the amount of US$100.000.000,00, entered into by and among Unibanco, MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A., on November 21st, 2007.

• All outstanding non-deliverable forward transactions, in the total amount of US$340.000.000,00, arising from the Global Derivative Market Transactions Agreement dated as of January 29th, 2007, entered into by and among Banco Citibank S.A., MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• All outstanding non-deliverable forward transactions, in the total amount of US$50.000.000,00, arising from the Global Derivative Market Transactions Agreement dated as of May 31st, 2007, entered into by and among Banco Merrill Lynch de Investimentos S.A., MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• Services Agreement dated as of April 11th, 2007, entered into by and among MMX Mineração e Metálicos S.A. and Phoenix Assessoria, Consultoria, Empreendimentos e Participações Ltda.

• Services Agreement dated as of July 24th, 2007, entered into by and among MMX Mineração e Metálicos S.A. and José Guimarães Empreendimentos e Montagens S.C. Ltda. ME.

• Services Agreement dated as of September 20th, 2007, entered into by and among MMX Mineração e Metálicos S.A. and FL Engenharia e Consultoria Ltda.

• Services Agreement dated as of September 19th, 2007, entered into by and among MMX Mineração e Metálicos S.A. and RJ Consultores e Informática Ltda.

• Services Agreement dated as of December 24th, 2007, entered into by and among MMX Mineração e Metálicos S.A. and STCP Engenharia de Projetos Ltda.

• Services Agreement dated as of March 1st, 2006, entered into by and among MMX Mineração e Metálicos S.A. and ETG Engenharia Ltda.

• 20,047,995 issued and outstanding quotas of the capital stock of Bay Service Serviços Portuários Ltda.

• 9,999 issued and outstanding quotas of the capital stock of MMX Metálicos Amapá Ltda.

• 140,589,948 issued and outstanding quotas of the capital stock of MMX Amapá Mineração Ltda.

• 1 issued and outstanding quota of the capital stock of MMX Logística do Amapá Ltda.

• 897,379 issued and outstanding shares of the capital stock of MMX Minas-Rio Mineração S.A.

• 1 issued and outstanding quota of the capital stock of MMX Mineração do Serro Ltda.

• 1 issued and outstanding share of the capital stock of Borbagato Agropastoril S.A.

• Cash in the amount of R$78,906,318.97, as referred to in Section 3.2(a) to the Split-Up Protocol

**Split-Up Protocol**
**Schedule 3.2(b)**
**IronX Liabilities**

• GIIC Supply Agreement dated as November 9th, 2006, entered into by and among MMX Mineração e Metálicos S.A., MMX Minas-Rio Mineração S.A., MMX Amapá Mineração Ltda. and Gulf Industrial Investment Co. (E.C.) ("GIIC Supply Agreement").

• MMX Direct Agreement dated as of July 9th, 2007, entered into by and among Gulf Industrial Investment Co. (E.C.), HSBC Bank USA - National Association, MMX Amapá Mineração Ltda., MMX Minas-Rio Mineração S.A., and MMX Mineração e Metálicos S.A. ("MMX Direct Agreement").

• GIIC Direct Agreement dated as of July 9th, 2007, entered into by and among MMX Mineração e Metálicos S.A., MMX Amapá Mineração Ltda., MMX Minas-Rio Mineração S.A., Gulf Industrial Investment Co. (E.C.) and Arab Banking Corporation B.S.C. ("GIIC Direct Agreement").

• Shareholders Agreement dated as of July 10th, 2007, entered into by and among MMX Mineração e Metálicos S.A., MMX Minas-Rio Mineração S.A., Anglo American Participações em Mineração Ltda. and Centennial Asset Participações Minas-Rio S.A.

• Corporate Services Agreement dated as of July 10th, 2007, entered into by and among MMX Mineração e Metálicos S.A. and MMX Minas-Rio Mineração S.A.

• MMX Holdings Guaranty dated as of October 3rd, 2007, entered into by and among MMX Mineração e Metálicos S.A. and HSBC Bank USA – National Association.

• Inter-Company Iron Ore Supply Agreement dated as of March 5th, 2007, entered into by and among MMX Mineração e Metálicos S.A., MMX Amapá Mineração Ltda. and Cliffs International Lux IV S.A.R.L.

• Amapá Inter-Company Iron Ore Supply Agreement dated as of July 10th, 2007, entered into by and among MMX Mineração e Metálicos S.A., MMX Amapá Mineração Ltda. and MMX Minas-Rio Mineração S.A.

• Minas-Rio Inter-Company Iron Ore Supply Agreement dated as of July 10th, 2007, entered into by and among MMX Mineração e Metálicos S.A., MMX Amapá Mineração Ltda. and MMX Minas-Rio Mineração S.A. ("Minas-Rio Inter-Company Agreement").

• *Instrumento Particular de Contrato de Alienação Fiduciária em Garantia de Quotas* dated as of October 3rd, 2007, entered into by and among MMX Mineração e Metálicos S.A., Centennial Asset Participações Amapá S.A., MMX Amapá Mineração Ltda. and Banco Itaú BBA S.A.

• *Instrumento Particular de Contrato de Penhor de Quotas* dated as of October 3rd, 2007, entered into by and among MMX Mineração e Metálicos S.A., Centennial Asset Participações Amapá S.A., MMX Amapá Mineração Ltda. and Banco Itaú BBA S.A.

• Corporate Services Agreement dated as March 5th, 2007, entered into by and among MMX Amapá Mineração Ltda. and MMX Mineração e Metálicos S.A.

• Operations Management and Technical Services Agreement dated as of March 5th, 2007, entered into by and among MMX Amapá Mineração Ltda. and Cliffs International Mineração Brasil Ltda.

• Quotaholders' Agreement dated as of March 5th, 2007, entered into by and among MMX Mineração e Metálicos S.A., Centennial Asset Participações Amapá S.A. and MMX Amapá Mineração Ltda.

• Letter Agreement dated as of March 5th, 2007, entered into by and among MMX Mineração e Metálicos S.A. and Cliffs International Lux IV S.A.R.L.

• Terms of Business for Provision of Corporate Finance Services dated as of September 6th, 2007, entered into by and among NM Rothschild & Sons Ltd., MMX Mineração e Metálicos S.A. and Anglo American Services (U.K.) Ltd.

• Minas-Rio Iron Ore Project Letter dated as of September 6th, 2007, entered into by and among NM Rothschild & Sons Ltd., MMX Mineração e Metálicos S.A. and Anglo American Services (U.K.) Ltd.

• Equipment Charter Agreement dated as of June 20th, 2007, entered into by and among MMX Amapá Mineração Ltda., Hermasa – Navegação da Amazônia S.A., Amaggi Exportação e Importação Ltda. and MMX Mineração e Metálicos S.A.

• Rendering of Services Agreement dated as of June 20th, 2007, entered into by and among MMX Amapá Mineração Ltda., Hermasa – Navegação da Amazônia S.A., Amaggi Exportação e Importação Ltda. and MMX Mineração e Metálicos S.A.

• Financing Agreement by Credit Assignment with Banco BNDES No. 106607080000700 dated as of September 25th, 2007, entered into by and among Banco Itaú BBA S.A., MMX Amapá Mineração Ltda., MMX Mineração e Metálicos S.A., and others.

• Financing Agreement by Credit Assignment with BNDES No. 106607080000600 dated as of September 25th, 2007, entered into by and among Banco Itaú BBA S.A., MMX Logística do Amapá Ltda., MMX Mineração e Metálicos S.A., and others.

• Amended and Restated Credit Facility Agreement dated as of February 22nd, 2007, entered into by and among Banco Itaú BBA S.A., MMX Amapá Mineração Ltda., MMX Mineração e Metálicos S.A., and others.

• Amended and Restated Credit Facility Agreement dated as February 22nd, 2007, entered into by and among Banco ABC Brasil S.A., MMX Amapá Mineração Ltda., MMX Mineração e Metálicos S.A., and others.

• Bank Credit Certificate No. 106307100099700, as amended, dated as of October 29th, 2007, entered into by and among Banco Itaú BBA S.A., MMX Amapá Mineração Ltda., MMX Mineração e Metálicos S.A., and others.

• Bank Credit Certificate No. 106307080028800, as amended, dated as of October 29th, 2007, entered into by and among Banco Itaú BBA S.A., MMX Amapá Mineração Ltda., and MMX Mineração e Metálicos S.A.

• Swap Transaction Agreement No. 109808030048900, entered into by Banco Itaú BBA S.A., MMX Amapá Mineração Ltda., and MMX Mineração e Metálicos S.A, on March 13th, 2008, in the amount of US$80,000,000.00;

• Foreign Currency Loan Agreement No. 001.415907-5, as amended, dated as of November 29th, 2006, entered into by and among Unibanco – União de Bancos Brasileiros S.A. ("Unibanco"), MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• Foreign Currency Loan Agreement No. 001.375617-8 dated as of April 8th, 2006, entered into by and among Unibanco, MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• Foreign Currency Loan Agreement No. 001.378951-8, as amended, dated as of September 27th, 2006, entered into by and among Unibanco, MMX Minas-Rio Mineração S.A., and MMX Mineração e Metálicos S.A.

• Foreign Currency Loan Agreement No. 001.400063-4 dated as of July 26th, 2006, entered into by and among Unibanco, MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• Foreign Currency Loan Agreement No. 001.432055-2 dated as of February 24th, 2007, entered into by and among Unibanco, MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• Foreign Currency Loan Agreement No. 001.406438-2 dated as of September 21st, 2006, entered into by and among Unibanco , MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• Foreign Currency Loan Agreement No. 001.390897-7 dated as of August 1st, 2007, entered into by and among Unibanco, MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• Foreign Currency Loan Agreement No. 001.395435-1 dated as of June 28th, 2007, entered into by and among Unibanco , MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• Foreign Currency Loan Agreement No. 395344-5 dated as of June 13th, 2007, entered into by and among Unibanco, MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• All outstanding non-deliverable forward transactions, in the total amount of US$260.000.000,00, arising from the Global Derivative Market Transactions Agreement no. 10050218-A dated as of July 5th, 2007, entered into by and among Banco Votorantim S.A., MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• Derivative Market Transaction Agreement F08B24110, in the amount of US$90.000.000,00, entered into by and among Unibanco, MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A., on February 22th, 2008.

• Derivative Market Transaction Agreement F08B24108, in the amount of US$30.000.000,00, entered into by and among Unibanco, MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A., on February 22th, 2008.

• Derivative Market Transaction Agreement F07K06683, in the amount of US$100.000.000,00, entered into by and among Unibanco, MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A., on November 21st, 2007.

• All outstanding non-deliverable forward transactions, in the total amount of US$340.000.000,00, arising from the Global Derivative Market Transactions Agreement dated as of January 29th, 2007,

entered into by and among Banco Citibank S.A., MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• All outstanding non-deliverable forward transactions, in the total amount of US$50.000.000,00, arising from the Global Derivative Market Transactions Agreement dated as of May 31st, 2007, entered into by and among Banco Merrill Lynch de Investimentos S.A., MMX Minas-Rio Mineração S.A. and MMX Mineração e Metálicos S.A.

• Services Agreement dated as of April 11th, 2007, entered into by and among MMX Mineração e Metálicos S.A. and Phoenix Assessoria, Consultoria, Empreendimentos e Participações Ltda.

• Services Agreement dated as of July 24th, 2007, entered into by and among MMX Mineração e Metálicos S.A. and José Guimarães Empreendimentos e Montagens S.C. Ltda. ME.

• Services Agreement dated as of September 20th, 2007, entered into by and among MMX Mineração e Metálicos S.A. and FL Engenharia e Consultoria Ltda.

• Services Agreement dated as of September 19th, 2007, entered into by and among MMX Mineração e Metálicos S.A. and RJ Consultores e Informática Ltda.

• Services Agreement dated as of December 24th, 2007, entered into by and among MMX Mineração e Metálicos S.A. and STCP Engenharia de Projetos Ltda.

• Services Agreement dated as of March 1st, 2006, entered into by and among MMX Mineração e Metálicos S.A. and ETG Engenharia Ltda.

Provided that none of the foregoing shall include any Liabilities relating to (a) any of the obligations of MMX under Article3.2(a)(ii) of the Minas-Rio Intercompany Agreement to bear the costs and expenses of providing iron ore under the GIIC Supply Agreement in respect of any Deficiencies and Substitute Performances (as defined in the Minas-Rio Intercompany Agreement), (b) any of the obligations of MMX under Article 5 of the Minas-Rio Intercompany Agreement, including without limitation the obligations to (i) procure and provide Product under the GIIC Supply Agreement in respect of the Interim Quantity (as Product, Supply Agreement and Interim Quantity are defined the Minas-Rio Intercompany Agreement) through and including March 31st, 2010, (ii) bear all costs and expenses related to such Interim Quantity obligations and (iii) indemnify MMX Minas-Rio in connection with any failure to procure and provide any portion of the Interim Quantity and (c) any of the obligations of MMX under the GIIC Supply Agreement, the MMX Direct Agreement or the GIIC Direct Agreement to the extent any such Liability arises in connection with MMX's failure to procure and provide any portion of the Interim Quantity as required by the Minas-Rio Intercompany Agreement.

**Split-Up Protocol**
**Schedule 3.3**
**Certain specific assets and Liabilities of MMX that will remain with MMX**

1) all assets and Liabilities related to the rights and obligations of MMX under the Amended and Restated Share Purchase Agreement, dated as of May 14, 2007, by and among Anglo American Participações em Mineração Ltda., Anglo American Services (UK) Ltd., Anglo Iron Ore Investments Sarl, Centennial Asset Mining Fund LLC, Centennial Asset Participações Minas-Rio S.A., MMX Minas-Rio Mineração S.A., LLX Minas-Rio Logística S.A., Centennial Asset Ltd., MMX Mineração e Metálicos S.A. and LLX Logística S.A.

2) all Liabilities relating to (a) any of the obligations of MMX under Article3.2(a)(ii) of the Minas-Rio Intercompany Agreement to bear the costs and expenses of providing iron ore under the GIIC Supply Agreement in respect of any Deficiencies and Substitute Performances (as defined in the Minas-Rio Intercompany Agreement), (b) any of the obligations of MMX under Article 5 of the Minas-Rio Intercompany Agreement, including without limitation the obligations to (i) procure and provide Product under the GIIC Supply Agreement in respect of the Interim Quantity (as Product, Supply Agreement and Interim Quantity are defined the Minas-Rio Intercompany Agreement) through and including March 31st, 2010, (ii) bear all costs and expenses related to such Interim Quantity obligations and (iii) indemnify MMX Minas-Rio in connection with any failure to procure and provide any portion of the Interim Quantity and (c) any of the obligations of MMX under the GIIC Supply Agreement, the MMX Direct Agreement or the GIIC Direct Agreement to the extent any such Liability arises in connection with MMX's failure to procure and provide any portion of the Interim Quantity as required by the Minas-Rio Intercompany Agreement. In this Schedule 3.3, (a) "Minas-Rio Intercompany Agreement" means the Minas-Rio Inter-Company Iron Ore Supply Agreement dated as of July 10th, 2007, entered into by and among MMX Mineração e Metálicos S.A., MMX Amapá Mineração Ltda. and MMX Minas-Rio Mineração S.A., (b) the "GIIC Supply Agreement" means the GIIC Supply Agreement dated as November 9th, 2006, entered into by and among MMX Mineração e Metálicos S.A., MMX Minas-Rio Mineração S.A., MMX Amapá Mineração Ltda. and Gulf Industrial Investment Co. (E.C.), (c) "MMX Direct Agreement" means the MMX Direct Agreement dated as of July 9th, 2007, entered into by and among Gulf Industrial Investment Co. (E.C.), HSBC Bank USA - National Association, MMX Amapá Mineração Ltda., MMX Minas-Rio Mineração S.A., MMX Mineração e Metálicos S.A. and (d) "GIIC Direct Agreement" means the GIIC Direct Agreement dated as of July 9th, 2007, entered into by and among MMX Mineração e Metálicos S.A., MMX Amapá Mineração Ltda., MMX Minas-Rio Mineração S.A., Gulf Industrial Investment Co. (E.C.) and Arab Banking Corporation B.S.C.

3) all Liabilities related to the *Proposta de Garantia Firme e Assessoria Financeira para Financiamento do Projeto Sudeste* dated as of November 16th, 2006, entered into by and among Unibanco – União de Bancos Brasileiros S.A.and MMX Mineração e Metálicos S.A..

4) all Liabilities related to Taxes due by MMX on or prior to the Effective Date and any contingent Liabilities related to Taxes of MMX resulting from the Partial Split-Up. The defined term "Tax" shall mean all taxes, contributions and fees (including income, profits, premium, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, withholding, social security, employment, unemployment compensation, payroll-related and property taxes, alternative minimum, estimated stamp, value added, windfall profits, import duties and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to Tax or additional amounts, interest and penalties with respect thereto.

**Exhibit 4**
**to the Partial Split-Up Protocol**

**IRONX MINERAÇÃO S.A.**

**BY-LAWS**

## Chapter I
## Name, Purpose, Head Office and Duration

**Article 1** - IronX Mineração S.A. (the "Company") is a joint-stock company, governed by these By-laws, by Law 6,404, as of December 15, 1976 ("Law 6,404/76") and further applicable laws and regulations.

**Sole Paragraph** – The Company, its Shareholders, management and members of the Fiscal Council are subject to the provisions of the São Paulo Stock Exchange – BVSP's ("BOVESPA") "Novo Mercado" Listing Rules.

**Article 2** - The Company's headquarters and jurisdiction are located in the city of Rio de Janeiro, state of Rio de Janeiro, at Praia do Flamengo, nº 154, room 501 (part), Praia do Flamengo, CEP 22210-030, being allowed to incorporate and maintain branches, agencies or representation offices, in any location of the country or abroad, by means of a Board of Executive Officers' resolution, regardless of authorization from the Board of Directors or the General Shareholders' Meeting.

**Article 3** - The Company's purpose is: (i) the industry and trade of ore in general throughout Brazil territory and abroad, comprising research, exploration, mining, processing, industrialization, transportation, exportation and trade of mineral goods; (ii) the rendering of geological services; (iii) importation, exportation, transportation and trade of mineral, chemical and industrial products; (iv) the building, manufacturing and assembly of metallic structures; (v) the manufacturing, transformation, trading, importation and exportation of steel products; (vi) the installation, operation and exploration of integrated or non-integrated steelworks for the production and trade of iron and steel-related products and byproducts; (vii) the building, operation and exploration of maritime terminals owned by the Company or by third parties, of private, mixed or public use; (viii) the building, operation and exploration of railways and/or rail traffic owned by the Company or by third parties, as public concessionaire or not; (ix) the rendering of freight transportation integrated logistic services; (x) the general exportation and importation of goods, equipment and products; (xi) the generation, importation, exportation and trade of electric energy, the implementation of power plants, whether thermal, hydric, eolic or

another source, the acquisition and importation of fuel and the implementation of related infrastructure; (xii) the development, exploration, implementation, operation and management of hydrous resources projects, trading of mineral or industrial water, the implementation of logistics associated with the trade or delivery of water and the rendering of services for the hydrous resources industry; (xiii) the holding of equity interests in other domestic or foreign companies incorporated under any corporate type or any corporate purpose.

**Article 4** - The Company shall exist for an indefinite period of time.

## Chapter II
## Capital Stock and Shares

**Article 5** - The capital stock of the Company is R$871,904,618.66 (eight hundred and seventy one million, nine hundred and four thousand, six hundred and eighteen Brazilian reais and sixty six cents), divided into three hundred and four million, six hundred and nine thousand, nine hundred and eighty nine (304,609,989) non-par value book-entry common shares.

**Paragraph 1** – Each common share entitles its holder to one vote in the resolutions of the General Shareholders' Meeting.

**Paragraph 2** – All the Company's shares are book-entry, held in deposit accounts on behalf of their titleholders, with a financial institution authorized by the Brazilian Securities and Exchange Commission ("CVM") and engaged by the Company, and the selling Shareholder may be required to bear the costs related to the transfer of shares services, always in compliance with the maximum limits set forth by CVM.

**Paragraph 3** – The Company is forbidden from issuing preferred shares or beneficiary parties.

**Paragraph 4** – The Company may issue simple debentures or debentures convertible into common shares, by means of Board of Directors' resolution and, if convertible into shares, within the limits of the Company's authorized capital.

**Paragraph 5** – Capital increases may be approved with the exclusion of the Shareholders' preemptive right to the subscription of new securities issued by the Company, in the events provided for in Article 172 of Law 6,404/76, and such increases may occur by means of public or private subscription of shares, by conversion of

debentures or other securities or incorporation of reserves, by way of the capitalization of funds as permitted by applicable law.

**Paragraph 6** – The payment of dividends and the distribution of shares deriving from capital increases, as applicable, shall occur no later than sixty (60) days, in the first case, as from the date in which the dividends are declared, or, in the second case, as from the date of publication of the respective minutes pursuant to applicable law, unless the General Shareholders' Meeting, in relation to any dividend distribution, determines that payment should be made within a longer term, but during the course of the fiscal year in which dividends are declared and, in relation to a capital increase, determine that the share distribution should be made within a shorter term.

**Article 6** - The Company is authorized to increase its capital, regardless of a resolution by the General Shareholders' Meeting, up to the limit of one billion Brazilian reais (R$ 1,000,000,000.00), by means of Board of Directors' resolution, which shall determine the number of common shares to be issued, the issuance price and the subscription, payment and placement conditions.

**Article 7** - The Board of Directors may approve the issuance of new shares without preemptive right to former Shareholders, in accordance with the provisions of Paragraph 5 of Article 5 of these Bylaws.

## Chapter III
## Management

**Article 8** - The Company's management shall be exercised by the Board of Directors and performed by the Board of Executive Officers, as provided for in applicable law and in these Bylaws.

**Paragraph 1** – The Company's General Shareholders' Meeting, or the meetings of its Board of Directors, as applicable, may create technical and/or advisory committees deemed necessary for the perfect operation of the Company and whose purpose is to advise the Company's management.

**Paragraph 2** – The General Shareholders' Meeting shall set out the management's compensation, in accordance with Articles 13 and 20 of these Bylaws.

## Section I - Board of Directors

**Article 9** - The Board of Directors shall be composed of a minimum of five (5) members and a maximum of eleven (11) members, all of them Shareholders, residing or not in Brazil, who shall be named Directors, elected by the General Shareholders' Meeting, with a unified one year term of office, re-election being permitted. In addition, the General Shareholders' Meeting may, furthermore, appoint up to two (2) deputy members to the Board of Directors, who shall replace possible absences of any Board of Directors' sitting member at the meetings regularly summoned.

**Paragraph 1** – After expiration of their term of office, the members of the Board of Directors shall remain in their respective offices until the election and investiture of new Board members.

**Paragraph 2** – At least 20% of the members elected for the Board of Directors shall be Independent Members, as defined for in BOVESPA's "Novo Mercado" Listing Rules, and such condition shall be indicated in the minutes of the General Shareholders' Meeting electing such members.

**Paragraph 3** – In the event of permanent vacancy of a member of the Board of Directors, the Chairman of the Board shall call for a General Shareholders' Meeting in order to conduct the election of new members for the vacant positions, always in accordance with the provisions of Paragraph 2 of this Article.

**Paragraph 4** – The Board of Directors' members only shall be vested in their respective offices by signing the instrument of investiture drawn up in the Board of Directors' minutes book, and by signing the Management Consent Instrument provided for in BOVESPA "*Novo Mercado*" Listing Rules.

**Article 10** – Immediately after the investiture of its members, the Board of Directors shall elect: a) a Chairman of the Board, who shall call for and preside over their meetings; and b) an Honorary Chairman, who shall replace the Chairman of the Board in his impairments and absences.

**Article 11** – The Board of Directors shall meet ordinarily once every quarter and, extraordinarily, whenever necessary, by means of a call by the Chairman of the Board or any two (2) Board

members, except in the event that all members attend the meeting, in which case a call is dispensed.

**Paragraph 1** – The meetings shall be called by means of written notice, issued at least five (5) days in advance, and shall include the place, date and time of the meeting, as well as a summary of the agenda.

**Paragraph 2** – The call provided for in the previous paragraph shall be dispensed whenever all of the members of the Board of Directors attend the meeting.

**Paragraph 3** – In order for the Board of Directors meetings to be installed and validly resolve upon the matters of the agenda, the presence of the majority of its acting members shall be necessary, including, the presence of the Chairman of the Board, or, in the event of his impediment or temporary absence, the Honorary Chairman of the Board. A member who has sent his vote in writing shall be considered as being present.

**Paragraph 4** – The Board of Directors shall resolve by majority of votes, being incumbent upon the Chairman of the Board, or in the event of his impediment or temporary absence, the Honorary Chairman of the Board, the casting vote.

**Paragraph 5** – The minutes of the Board of Directors meetings which elect, remove from office, define or establish the attributions of the members of the Board of Executive Officers, as well as those which contain issues destined to produce effects before third parties, shall be filed before the Board of Trade of the State of Rio de Janeiro and published in the local press. The aforementioned procedure may be adopted for acts of different nature whenever the Board of Directors sees fit.

**Article 12** - In the event of absence or temporary vacancy of a member of the Board of Directors, the absent or temporarily vacant Board member shall be automatically and temporarily substituted by one of the deputy members chosen by the Chairman of the Board.

**Article 13** - The global annual compensation of the Board of Directors' members shall be defined on an annual basis by the General Shareholders' Meeting, which shall also ratify, when applicable, the amount and the percentage of the Company's profit to which they are entitled, observing the limit provided for in the Paragraph 1 of Article 152 of Law 6,404/76. The Chairman of Board of Directors shall distribute such compensation among the Board members.

**Article 14** – It is incumbent upon the Board of Directors:

(i) to determine the purpose, policy and general guidance for the Company's businesses;

(ii) to call for the Annual General Shareholders' Meeting and when necessary the Extraordinary General Shareholders' Meeting;

(iii) to appoint and remove from office the Company's Executive Officers, and establish their duties, in accordance with the provisions of these Bylaws;

(iv) to previously express their opinion on the Management Report, the management accounts and financial statements for the fiscal year, including the periodical and eventual information to be rendered as per CVM's rules and BOVESPA "Novo Mercado" Listing Rules;

(v) to audit the Executive Officers' management;

(vi) to examine Company's acts, books, documents and agreements;

(vii) to resolve upon the issuance of subscription bonus;

(viii) to resolve on capital stock increases up to the limit provided for herein, setting out the share issue and placement conditions;

(ix) to resolve on the issuance of promissory notes for public subscription;

(x) to resolve on the exclusion of Shareholders' preemptive right to the subscription of new securities issued by the Company, in the events provided for in Article 172 of Law 6,404/76;

(xi) to propose to the General Shareholders' Meeting the destination to be given to the net income for each fiscal year;

(xii) to authorize the disposal of permanent assets, the establishment of "*in rem*" guarantees and tendering of guarantees regarding third parties' obligations;

(xiii) to appoint and remove the independent auditors;

(xiv) to authorize the acquisition of Company shares to be held in treasury or their cancellation, pursuant to applicable law and regulatory provisions;

(xv) to define a three-name list of specialized companies to determine the Company's economic value for the purposes of the public offerings provided for herein; and

(xvi) to resolve on the matters not covered in these Bylaws.

**Section II -Board of Executive Officers**

**Article 15** – The Board of Executive Officers is composed of a minimum of two (2) Executive Officers and a maximum of eight (8) Executive Officers, whether or not Shareholders, all of which must be residents in the country, elected by the Board of Directors.

**Paragraph 1** – In compliance with these Bylaws, the duties and powers of the members of the Board of Executive Officers shall be defined by the Board of Directors, who must designate one Chief Executive Officer and one Investor Relations Officer.

**Paragraph 2** – The Board of Executive Officers' members shall be vested in their respective offices by signing an instrument of investiture, drawn up in the minutes book of Board of Executive Officers' meetings, as well as a Management Consent Instrument provided for in BOVESPA's "*Novo Mercado*" Listing Rules.

**Paragraph 3** – The term of office of each Executive Officer shall be one (1) year, re-election being permitted.

**Paragraph 4** – After the expiration of their term of office, the Executive Officers shall remain in their positions, until the election and investiture of new Executive Officers.

**Paragraph 5** – Should an Executive Officer's position become vacant, the Board of Directors may elect a deputy, whose term of office shall expire together with the term of office of the remaining Executive Officers.

**Article 16** – It is incumbent upon the board of Executive Officers to exercise the duties attributed to it in accordance with applicable law, these Bylaws and the resolutions of the Board of

Directors for the performance of acts, no matter how special they are, as long as in authorized rights and necessary for the regular operation of the Company.

**Article 17** – In accordance with the provisions of Article 14 of these Bylaws, it is incumbent upon the Board of Executive Officers:

(i) to implement the actions determined by the Board of Directors;

(ii) to represent the Company, as plaintiff or defendant, in or out of court;

(iii) to enter into agreements, acquire rights and assume obligations of any nature, acquire, dispose or encumber assets and real properties, contract loans and grant guarantees in the interest of the Company and its subsidiaries, open and transact bank accounts, issue and endorse checks and promissory notes; issue and endorse trade bills and bills of exchange; endorse warrants, warehouse receipts and bills of lading; hire and dismiss employees; receive and give acquittal, compromise, waive rights, forgo, sign liability commitments; perform all management acts necessary to execute the corporate purposes; express the Company's vote in General Shareholders' Meetings of corporations in which the Company holds interest, in accordance with previous guidance of the Board of Directors; record in the accounting books all the Company's operations and transactions; insure and maintain properly insured by reputable insurance company all the Company's assets capable of being insured;

(iv) to prepare, on an annual basis, the Management Report, the management accounts and financial statements for the fiscal year, including periodical and eventual information to be provided pursuant to –BOVESPA's "Novo Mercado" Listing Rules, as well as to submit after the Board of Directors and Fiscal Council's opinion, in the event the latter is in function, the financial statements required by laws, as well as the proposal for the allocation of net income for each fiscal year;

(v) to prepare drafts for the Company's expansion and improvement plan;

(vi) to submit proposal of the Company's general budget and special budgets to the Board of Directors, including the adjustments occurring in the course the fiscal year and multiyear to which the board members make reference; and

(vii) to approve and modify organization charts and internal regulations.

**Article 18** – The Company's representation as plaintiff or defendant in acts, agreements and operations implying the Company's responsibility, is privately incumbent upon the Chief Executive Officer, acting alone, or upon two Executive Officers, acting jointly. The Board of Executive Officers, however, may, by collective decision of this body, authorize that the representation be made by only one (1) Executive Officer.

**Sole Paragraph** – The Company shall be represented by any Executive Officer, acting individually, without the formalities provided for in this Article, in cases of receipt of summons or court notices and in the rendering of personal depositions; the Company shall be represented, in cases provided for by law, by appointed representatives, case by case, by letter.

**Article 19** – Under the limits of their duties, two (2) Executive Officers may retain attorneys-in-fact or proxy-holders to jointly with one Executive Officer or another attorney-in-fact regularly retained, as provided for by the respective instruments, represent the Company in the lawful practice of acts and assumption of liabilities on the Company's behalf. The powers of attorney shall precisely and fully define the powers granted.

**Sole Paragraph** – The powers of attorney shall always be granted for a definite term, except for the judicial powers of attorney, which may be granted for an indefinite term.

**Article 20** – The global annual Executive Officers' compensation shall be fixed on an annual basis by the General Shareholders' Meeting, which shall also define, when applicable, the amount and the percentage of the Company's profit to which the Executive Officers' are entitled, observing the limit provided for in Paragraph 1 of Article 152 of Law 6,404/76.

**Article 21** - The Board of Executive Officers shall meet ordinarily, at least once every quarter, and extraordinarily, whenever the Company's interests so require, and all their meetings shall be presided over by the Chief Executive Officer, or in his absence, by the Executive Officer, who in such occasion is selected among those attending the meeting.

**Paragraph 1** – The meetings shall always be called by any two (2) Executive Officers, except in the event that all members attend the meeting, in which case a call is dispensed. In order for the meetings to be installed and validly resolve upon the matters of the agenda, the presence of the majority of the Executive Officers, who in that occasion are

in the exercise of their offices, shall be required, or of two (2) Executive Officers, in the event that there are only two (2) acting Executive Officers.

**Paragraph 2** – The Board of Executive Officers' resolution shall be mentioned in minutes drawn up in the Company's records and shall be taken by the majority of the votes, also being incumbent upon the chairman of the meeting, in case of tie vote, the casting vote.

**Paragraph 3** – In the event of absence or temporary impairment of any Executive Officer, he/she may, subject to the Board of Executive Officers' approval, appoint a deputy member. The deputy member shall exercise all duties belonging to the substituted Executive Officer, and shall have all powers, including the voting right and duties of such Executive Officer.

## Chapter V
## Fiscal Council

**Article 22** – The Company shall have a Fiscal Council composed of three (3) sitting members and equal number of deputy members, which shall operate on a non-permanent basis.

**Paragraph 1** - The Fiscal Council's members, individuals, resident in the country, legally qualified, shall be elected in General Shareholders' Meeting resolving on the instatement of the council, at the request of General Shareholders' Meeting the requirements set forth in Paragraph 2 of Article 161 of Law 6,404/ 76, with term of office until the first annual General Shareholders' Meeting held after the election.

**Paragraph 2** - The Fiscal Council's members shall only be entitled to a compensation, to be fixed by the General Shareholders' Meeting, during the period in which the council is operating and effectively carrying out its duties, in accordance with Paragraph 3 of Article 162 of Law 6,404/ 76, as amended by Law 9,457/97.

**Paragraph 3** - The Fiscal Council's member shall be vested in their respective offices by signing an instrument of investiture, drawn up in the minutes book of the Fiscal Council's meetings, as well as the Consent Instrument for the members of the Fiscal Council provided for in BOVESPA's "*Novo Mercado*" Listing Rules.

**Paragraph 4** - The Fiscal Council, when instated, shall have the attributions provided for by law, and the duties of its members cannot be delegated.

## Chapter V
## General Shareholders' Meetings

**Article 23** – The General Shareholders' Meeting shall, pursuant to applicable law, be held:

a) Ordinarily in the first four months, following the end of each fiscal year to:

I – approve management's accounts, examine, discuss and vote on the financial statements;

II – elect the Board of Directors in the appropriate periods and the Fiscal Council, when applicable;

III – resolve on the allocation of the net income for the fiscal year, if any, and the distribution of dividends, when applicable; and

IV – establish management's compensation.

b) Extraordinarily, by regular call, whenever the Company's interests so advise or whenever the Shareholders' opinion is required.

**Article 24** – The General Shareholders' Meeting shall be installed and chaired by the Chairman of the Board of Directors, or in his absence or impairment, by another member of the Board of Directors and chaired by the chairman elected by the Shareholders. The secretary of the presiding board shall be elected by the chairman of the meeting.

**Article 24** – The call notices, published as provided for by law, shall include, besides place, date and time of the meeting, the agenda and in case of amendment to the Bylaws, an indication of this issue.

**Article 26** – The Call Notice may subject the attendance of Shareholder in General Shareholders' Meetings to the compliance with requirements provided for by law, and thus, he shall submit a document evidencing his capacity as Shareholder, and deposit of such documents may be

required, at least, seventy-two (72) hours in advance to the date scheduled for the performance of the meeting.

**Sole Paragraph** – In addition to the issues incumbent upon the Extraordinary Shareholders' Meeting as provided for by applicable law and in these Bylaws, it shall also approve:

I – the deregistering as a publicly-held company with the CVM;

II – the Company's delisting from BOVESPA "*Novo Mercado*" ;

III – the selection, among the specialized companies previously approved by the Board of Directors, of the company who shall be responsible for determining the Company's economic value for the purposes of public offerings provided for herein; and

IV – the plans for the granting of call options to the management and employees of the Company and any other companies which are direct or indirectly controlled by the Company, excluding the Shareholders' preemptive right.

## Chapter VI
## Fiscal Year

**Article 27** – The fiscal year shall start on January 1 and end on December 31 and shall observe as to the financial statements, BOVESPA "*Novo Mercado*" Listing Rules and applicable legal provisions.

**Article 28** – Prior to any dividend distribution, accrued losses and income tax reserve will be deducted from the results of the fiscal year.

**Article 29** – The Board of Directors shall submit for the General Shareholders' Meeting's approval a proposal for the allocation of the amount of net income remaining after the following deductions or additions, which shall be carried out in a decreasing manner and according to the following order:

a) Five per cent (5%) to create the Legal Reserve, which shall not exceed twenty per cent (20%) of the capital stock. The creation of the Legal Reserve may be dispensed in the fiscal year in

which its balance, accrued of capital reserves amount, exceeds thirty per cent (30%) of the capital stock;

b) Amount destined to the creation of the Contingencies Reserve and reversal of those created in previous fiscal years;

c) Amount destined to the creation of Unrealized Profit Reserve;

d) Payment of Shareholders' minimum mandatory dividend.

**Paragraph 1** – The minimum mandatory dividend to be distributed by the Company shall be twenty-five per cent (25%) of the Company's adjusted net income.

**Paragraph 2** – The financial statements shall demonstrate the allocation of the net income under the assumption of its approval by the Annual General Shareholders' Meeting, and shall be prepared with strict observance to the BOVESPA's "*Novo Mercado*" Listing Rules and other applicable legal provisions.

**Paragraph 3** – The Company, by resolution of the Board of Directors, may, in observance of applicable laws, credit or pay its Shareholders interest on capital. The amounts paid or credited by the Company as interest on capital may be attributed to the amount of mandatory dividends, pursuant to the applicable laws.

**Article 30** – The Company, by way of a Board of Directors resolution, may draw up semi-annual balance sheets and declare dividends to the income account verified in such balance sheets. The Board of Directors may declare interim dividends based on the retained earnings accounts or profit reserve existing in the last annual or semi-annual balance sheet.

**Article 31** – The right to claim dividends precludes within three (3) years, and dividends not claimed shall revert to the Company's benefit.

## Chapter VII
## Disposal of Control

**Article 32** – The disposal of the Company's Control, in one single operation, or by way of a series of successive operations, may only be contracted under the suspensive or resolutory

condition that the buyer undertakes to carry out a tender offer for the acquisition of remaining shares held by the other Shareholders of the Company, observing conditions and terms provided for in applicable laws and in the "*Novo Mercado*" Listing Rules, so as to ensure that the remaining Shareholders receive the same treatment given to the selling Controlling Shareholder, and with due observance to the rules enacted by BOVESPA and by the Brazilian Securities Exchange Commission.

**Sole Paragraph** – The tender offer referred to in Article 32 shall also be required (i) in case of assignment for value of share subscription rights and other titles or rights related to securities convertible into shares and which may result in the sale of the Company's Control; or (ii) in case of sale of Control of a company holding the Company's Control, and in this case, the selling Controlling Shareholder shall undertake to inform BOVESPA of the amount attributed to the Company in such sale and attach documentation evidencing such amount.

**Article 33** – The tender offer provided for in Article 32 shall also be carried out if the acquirer of Control is already a Shareholder of the Company, who, by way of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, acquires such Controlling Shareholder's Control. In this event, the acquirer shall indemnify the Shareholders from whom he/she bought shares at the stock exchange during the six (6) month period prior to the date of acquisition of Control, to whom he/she shall pay the difference between the price paid to the selling Controlling Shareholder and the amount paid at the stock exchange for Company's shares in this period, duly adjusted for inflation.

**Article 34** – The Company shall not record any transfer of shares to the acquirer of power of Control or to that(those) Shareholder(s) who become Controlling Shareholders, while this(these) Shareholder(s) does(do) not sign the Controlling Shareholders' Consent Statement provided for in BOVESPA "*Novo Mercado*" Listing Rules.

**Sole Paragraph**- No Shareholders' Agreement providing for the exercise of Control may be registered at the Company's headquarters without its signatories having executed the Consent Statement referred to in this Article.

## *Chapter VIII*
## *Deregistering as a Publicly-Held Company*

**Article 35** – Without prejudice to the legal and regulatory provisions, the Company's deregistering as a publicly-held company with the Brazilian Securities and Exchange Commission shall be preceded by a public tender offer, which shall have a minimum price of at least the Company's value and that of its shares to be determined in an appraisal report to be prepared by a specialized company, by utilizing the share's economic value as value determination criteria, by means of recognized methodology or based on another criteria to be defined by the Brazilian Securities and Exchange Commission. The selection of the specialized company shall occur as provided for by these Bylaws.

**Paragraph 1** – In compliance with other conditions of BOVESPA's "*Novo Mercado*" Listing Rules, these Bylaws and prevailing laws, the public offering for the deregistering may also be carried out as an exchange offer involving securities of other publicly-held companies, which may be accepted at the offeree's option.

**Paragraph 2** – The deregistering shall be preceded by Extraordinary General Meeting specifically resolving on such deregistering.

**Article 36** – Should the appraisal report referred to by Article 35 not be concluded until the Extraordinary General Shareholders' Meeting called to resolve on deregistering as publicly-held company, the Controlling Shareholder, the group of Shareholders holding the Company's power of Control or also the Company itself shall inform in such meeting the maximum price per share or per thousand shares at which the public offering shall be made.

**Paragraph 1** – The public offering shall be conditioned upon that the price verified in the appraisal report referred to by Article 35 is not higher than the price disclosed by the Controlling Shareholder, group of Shareholders holding the Company's Control or the Company itself at the meeting referred to in the "caput" of this Article.

**Paragraph 2** – In the event that the share price determined in the appraisal report is higher than the value informed by the Shareholder, group of Shareholders holding the Control or the Company itself, the resolution referred to in the "caput" of this Article shall be automatically cancelled, and such fact shall be broadly disclosed to the market,

except if the Shareholder holding the power of Control expressly agrees to carry out the public offering at the price verified in the appraisal report.

**Article 37** – The appraisal report referred to in Article 35 shall be prepared by a specialized company, with proven experience and independence as to the decision power of the Company, its management and/or Controlling Shareholder, as well as that meets the requirements of Paragraph 1 of Article 8 of the Brazilian Corporation Law, and undertakes the responsibility provided for in Paragraph 6 of same Article.

**Paragraph 1** – The election of the specialized company is exclusively incumbent upon the General Shareholders' Meeting, upon submission by the Board of Directors of a three-name list, and the respective resolution shall be taken, not computing the blank votes, by majority vote of Shareholders representing outstanding shares present at such meeting. If installed in first call, such General Shareholders' Meeting shall require the attendance of Shareholders representing, at least, twenty per cent (20%) of the total outstanding shares: if installed in a second call, it shall require the attendance of any number of Shareholders representing outstanding shares.

**Paragraph 2** –The costs incurred with the preparation of report shall be borne by the Shareholder or group of Shareholders holding the Control or then by the Company itself, depending on the case.

## *Chapter IX*
## *Delisting from the "Novo Mercado"*

**Article 38** – Should the Shareholders of the Company in Extraordinary General Shareholders Meeting resolve on the Company's delisting from BOVESPA's "*Novo Mercado*", the Shareholder or group of Shareholders holding the Company's Control, shall carry out a tender offer for the shares held by the other Shareholders at a price not lower than the economic value of the shares as verified by the appraisal report provided for by Article 37, observing the legal terms, (i) whether for its shares to be registered for trading outside the "*Novo Mercado*", (ii) or due to Company's corporate reorganization in which the shares of the company resulting from such reorganization are not accepted for trading in the "*Novo Mercado*".

**Sole Paragraph** – The tender offer provided for in this article shall observe, where applicable, the provisions of Articles 35, 36 and 37 above.

*Chapter X*
***Arbitration***

**Article 39** – The Company, its Shareholders, management and members of the Fiscal Council undertake to resolve by means of arbitration any and all dispute or controversy, which may arise among them, related to or derived from, especially, the application, validity, effectiveness, interpretation, violation, infringement of the provisions of Law 6,404/76 and their effects, the Company's Bylaws, of rules published by the Brazilian Monetary Council, the Brazilian Central Bank and the Brazilian Securities and Exchange Commission, as well as other rules applicable to the operation of capital markets in general, besides those included in the "*Novo Mercado*" Listing Rules, Market Arbitration Panel Rules and the "*Novo Mercado*" Listing Agreement.

*Chapter XI*
***Liquidation, Dissolution and Extinguishment***

**Article 40** – The Company shall be liquidated in cases provided for by law.

**Sole Paragraph** – The Board of Directors shall appoint the liquidator and the General Shareholders' Meeting shall determine the manner of liquidation and shall elect the fiscal council.

*Chapter XII*
***General Provisions***

**Article 41** – The Company, at any time, aiming at improving its services and adjusting to new management techniques, may adopt mechanical processes for the issuance and certification of trade documents, observing established standards and systems under use and practices in effect.

**Article 42** – Profit sharing separated from the compensation may be paid to employees, upon resolution of the Annual General Meeting, pursuant to applicable laws.

**Article 43** – The provisions provided for in the sole Paragraph of Article 1, in Paragraph 2 of Article 9, in Paragraph 2 of Article 15, in Paragraph 3 of Article 22, in sole Paragraph of Article 26, in "caput" of Article 27 and, finally, Articles 32 to 39, shall only become fully effective, as

from the date of execution of "Novo Mercado" Listing Agreement by the Company with BOVESPA.

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 017914 | MMX MINERAÇÃO E METÁLICOS S/A | 02762115000149 |

| 4 - DENOMINAÇÃO COMERCIAL |
|---|
| MMX MINERAÇÃO E METÁLICOS S/A |

| 5 - DENOMINAÇÃO SOCIAL ANTERIOR |
|---|
| TRESSEM PARTICIPAÇÕES S.A. |

| 6 - NIRE |
|---|
| 33300261117 |

| 7 - SITE |
|---|
| www.mmx.com.br |

## 01.02 - SEDE

| 1 - ENDEREÇO COMPLETO | 2 - BAIRRO OU DISTRITO |
|---|---|
| PRAIA DO FLAMENGO, 66, 10º ANDAR, PARTE | FLAMENGO |

| 3 - CEP | 4 - MUNICÍPIO | 5 - UF |
|---|---|---|
| 22210-903 | RIO DE JANEIRO | RJ |

| 6 - DDD | 7 - TELEFONE | 8 - TELEFONE | 9 - TELEFONE | 10 - TELEX |
|---|---|---|---|---|
| 21 | 2555-5563 | - | - | |
| **11 - DDD** | **12 - FAX** | **13 - FAX** | **14 - FAX** | |
| 21 | 2555-4011 | - | - | |

| 15 - E-MAIL |
|---|
| RI@MMX.COM.BR |

## 01.03 - DEPARTAMENTO DE ACIONISTAS

ATENDIMENTO NA EMPRESA

| 1 - NOME |
|---|
| NELSON JOSÉ GUITTI GUIMARÃES |

| 2 - CARGO |
|---|
| DIRETOR DE REL C/ INVESTIDORES |

| 3 - ENDEREÇO COMPLETO | 4 - BAIRRO OU DISTRITO |
|---|---|
| PRAIA DO FLAMENGO, 66, 10º ANDAR | FLAMENGO |

| 5 - CEP | 6 - MUNICÍPIO | 7 - UF |
|---|---|---|
| 22210-903 | RIO DE JANEIRO | RJ |

| 8 - DDD | 9 - TELEFONE | 10 - TELEFONE | 11 - TELEFONE | 12 - TELEX |
|---|---|---|---|---|
| 21 | 2555-5563 | 2555-5634 | 2555-5558 | |
| **13 - DDD** | **14 - FAX** | **15 - FAX** | **16 - FAX** | |
| 21 | 2555-4011 | - | - | |

| 17 - E-MAIL |
|---|
| RI@MMX.COM.BR |

AGENTE EMISSOR / INSTITUIÇÃO FINANCEIRA DEPOSITÁRIA

| 18 - NOME |
|---|
| BANCO ITAÚ S.A. |

| 19 - CONTATO |
|---|
| LUIZ LOUREIRO |

| 20 - ENDEREÇO COMPLETO | 21 - BAIRRO OU DISTRITO |
|---|---|
| AV. ENG. ARMANDO DE ARRUDA PEREIRA | CENTRO |

| 22 - CEP | 23 - MUNICÍPIO | 24 - UF |
|---|---|---|
| 04344-092 | SÃO PAULO | SP |

| 25 - DDD | 26 - TELEFONE | 27 - TELEFONE | 28 - TELEFONE | 29 - TELEX |
|---|---|---|---|---|
| 11 | 5029-1905 | - | - | |
| **30 - DDD** | **31 - FAX** | **32 - FAX** | **33 - FAX** | |
| 11 | 5019-1917 | - | - | |

| 34 - E-MAIL |
|---|
| LUIZ.LOUREIRO@ITAU.COM.BR |

Reapresentação Espontânea

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

## 01.04 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

| | | | | |
|---|---|---|---|---|
| 1 - NOME<br>NELSON JOSÉ GUITTI GUIMARÃES | | | | |
| 2 - ENDEREÇO COMPLETO<br>PRAIA DO FLAMENGO,66 , 10º ANDAR | | | 3 - BAIRRO OU DISTRITO<br>FLAMENGO | |
| 4 - CEP<br>22210-903 | 5 - MUNICÍPIO<br>RIO DE JANEIRO | | | 6 - UF<br>RJ |
| 7 - DDD<br>21 | 8 - TELEFONE<br>2555-5563 | 9 - TELEFONE<br>- | 10 - TELEFONE<br>- | 11 - TELEX |
| 12 - DDD<br>21 | 13 - FAX<br>2555-4011 | 14 - FAX<br>- | 15 - FAX<br>- | |
| 16 - E-MAIL<br>NELSON.GUITTI@MMX.COM.BR | | | | |
| 17 - DIRETOR BRASILEIRO<br>SIM | 18 - CPF<br>647.760.267-91 | 18 - PASSAPORTE | | |

## 01.05 - REFERÊNCIA / AUDITOR

| | |
|---|---|
| 1 - DATA DE INÍCIO DO ÚLTIMO EXERCÍCIO SOCIAL<br>01/01/2007 | 2 - DATA DE TÉRMINO DO ÚLTIMO EXERCÍCIO SOCIAL<br>31/12/2007 |
| 3 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL EM CURSO<br>01/01/2008 | 4 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL EM CURSO<br>31/12/2008 |
| 5 - NOME/RAZÃO SOCIAL DO AUDITOR<br>KPMG AUDITORES INDEPENDENTES | 6 - CÓDIGO CVM<br>00418-9 |
| 7 - NOME DO RESPONSÁVEL TÉCNICO<br>MANUEL FERNANDES RODRIGUES DE SOUSA | 8 - CPF DO RESP. TÉCNICO<br>783.840.017-15 |

## 01.06 - CARACTERÍSTICAS DA EMPRESA

1 - BOLSA DE VALORES ONDE POSSUI REGISTRO

| | | | | |
|---|---|---|---|---|
| [ ] BVBAAL | [ ] BVMESB | [ ] BVPR | [ ] BVRJ | [ ] BVST |
| [ ] BVES | [ ] BVPP | [ ] BVRG | [X] BOVESPA | |

| | |
|---|---|
| 2 - MERCADO DE NEGOCIAÇÃO<br>Bolsa | |
| 3 - TIPO DE SITUAÇÃO<br>Operacional | |
| 4 - CÓDIGO DE ATIVIDADE<br>3030 - Emp. Adm. Part. - Extração Mineral | |
| 5 - ATIVIDADE PRINCIPAL<br>Participação Em Outras Sociedades | 6 - AÇÕES PREF. COM CLASSES<br>NÃO |

Reapresentação Espontânea

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

## 01.07 - CONTROLE ACIONÁRIO / VALORES MOBILIÁRIOS

1 - NATUREZA DO CONTROLE ACIONÁRIO
Nacional Holding

2 - VALORES MOBILIÁRIOS EMITIDOS PELA CIA.

| | | | |
|---|---|---|---|
| X | Ações | | Certificado de Recebíveis Imobiliários (CRI) |
| | Debêntures Conversíveis em Ações | | Notas Promissórias (NP) |
| | Ações Resgatáveis | | BDR |
| | Partes Beneficiárias | | Outros |
| | Debêntures Simples | | DESCRIÇÃO |
| | Bônus de Subscrição | | |
| | Certificado de Investimento Coletivo (CIC) | | |

## 01.08 - PUBLICAÇÕES DE DOCUMENTOS

| 1 - AVISO AOS ACIONISTAS SOBRE DISPONIBILIDADE DAS DFs. | 2 - ATA DA AGO QUE APROVOU AS DFs. |
|---|---|
| 13/03/2008 | |
| 3 - CONVOCAÇÃO DA AGO PARA APROVAÇÃO DAS DFs. | 4 - PUBLICAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS |
| 15/05/2008 | 14/03/2008 |

## 01.09 - JORNAIS ONDE A CIA. DIVULGA INFORMAÇÕES

| 1 - ITEM | 2 - TÍTULO DO JORNAL | 3 - UF |
|---|---|---|
| 02 | VALOR ECONÔMICO | RJ |
| 03 | DIÁRIO OFICIAL | RJ |

## 01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

| 1 - DATA | 2 - ASSINATURA |
|---|---|
| 31/07/2008 | |

Reapresentação Espontânea

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

## 02.01.01 - COMPOSIÇÃO ATUAL DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA

| 1 - ITEM | 2 - NOME DO ADMINISTRADOR | 3 - CPF | 4 - DATA DA ELEIÇÃO | 5 - PRAZO DO MANDATO | 6 - CÓDIGO TIPO DO ADMINISTRADOR * | 7 - ELEITO P/ CONTROLADOR | 8 - CARGO /FUNÇÃO | 9 - FUNÇÃO |
|---|---|---|---|---|---|---|---|---|
| 01 | EIKE FUHRKEN BATISTA | 664.976.807-30 | 19/06/2008 | ATÉ AGO 2009 | 3 | SIM | 30 | Presidente do C.A. e Diretor Presidente |
| 02 | ELIEZER BATISTA DA SILVA | 607.460.507-63 | 19/06/2008 | ATÉ AGO 2009 | 2 | SIM | 21 | Vice Presidente Cons. de Administração |
| 03 | LUIZ DO AMARAL DE FRANÇA PEREIRA | 014.707.017-15 | 19/06/2008 | ATÉ AGO 2009 | 2 | SIM | 22 | Conselho de Administração (Efetivo) |
| 04 | LUIZ RODOLFO LANDIM MACHADO | 596.293.207-20 | 19/06/2008 | ATÉ AGO 2009 | 2 | SIM | 22 | Conselho de Administração (Efetivo) |
| 05 | PAULO CARVALHO DE GOUIVÊA | 023.994.247-78 | 19/06/2008 | ATÉ AGO 2009 | 2 | SIM | 22 | Conselho de Administração (Efetivo) |
| 06 | CHEQUER HANNA BOU-HABIB | 214.338.107-78 | 24/07/2008 | ATÉ ABR 2009 | 1 | | 19 | Diretor Comercial |
| 07 | VITOR MARCIO NUNES FEITOSA | 937.646.348-04 | 24/07/2008 | ATÉ ABR 2009 | 1 | | 19 | Diretor de Mineração |
| 08 | JOAQUIM MARTINO FERREIRA | 164.832.356-15 | 07/04/2008 | 1 ANO | 1 | | 19 | Diretor Geral e de Mineração |
| 10 | NELSON JOSÉ GUITTI GUIMARÃES | 647.760.267-91 | 07/04/2008 | 1 ANO | 1 | | 19 | Diretor Financeiro e de RI |
| 11 | SAMIR ZRAICK | 149.615.207-72 | 19/06/2008 | ATÉ AGO 2009 | 2 | SIM | 22 | Conselho de Administração (Efetivo) |
| 13 | RAPHAEL HERMETO DE ALMEIDA MAGALHÃES | 007.934.007-59 | 19/06/2008 | ATÉ AGO 2009 | 2 | SIM | 22 | Conselho de Administração (Efetivo) |
| 14 | HANS-JUERGEN MENDE | 060.121.277-07 | 19/06/2008 | ATÉ AGO 2009 | 2 | SIM | 22 | Conselho de Administração (Efetivo) |
| 15 | MICHAEL STEPHEN VITTON | 060.129.727-09 | 19/06/2008 | ATÉ AGO 2009 | 2 | SIM | 22 | Conselho de Administração (Efetivo) |
| 16 | PETER NATHANIAL | 060.128.497-61 | 19/06/2008 | ATÉ AGO 2009 | 2 | SIM | 22 | Conselho de Administração (Efetivo) |

* CÓDIGO:
1 - PERTENCE APENAS À DIRETORIA;
2 - PERTENCE APENAS AO CONSELHO DE ADMINISTRAÇÃO;
3 - PERTENCE À DIRETORIA E AO CONSELHO DE ADMINISTRAÇÃO.

## 02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

- CONSELHO DE ADMINISTRAÇÃO

EIKE FUHRKEN BATISTA

O Sr. Eike Batista é presidente do Conselho de Administração e diretor presidente da MMX. O Sr. Eike é bacharel em engenharia metalúrgica pela University of Aachen, Alemanha. Desde sua graduação, tem sido um empreendedor bem-sucedido, dirigindo o grupo EBX por mais de 20 anos.

*Reeleito como Presidente do Conselho de Administração da MMX em 19 de junho de 2008 (AGO/E) e reeleito como Diretor Presidente em 7 de abril de 2008 (RCA).*

ELIEZER BATISTA DA SILVA

O Sr. Eliezer Batista é Presidente Honorário e vice-presidente do Conselho de Administração da MMX. O Sr. Eliezer Batista é bacharel em engenharia civil pela Universidade Federal de Engenharia e Arquitetura do Paraná. É ex-Ministro de Minas e Energia no Brasil, Secretário de Assuntos Estratégicos no Brasil e ex-Presidente da Companhia Vale do Rio Doce (CVRD) e Rio Doce International. Foi membro da Academia de Ciências da Rússia e do Conselho Mundial para o Desenvolvimento Sustentável. Atualmente é Advisor da Presidência da Cia. Vale do Rio Doce, membro do Conselho Empresarial de Desenvolvimento Sustentável e do Conselho Curador do CEBRI/Rio, assim como é membro dos Conselhos de Administração de diversas corporações brasileiras.

*Reeleito Membro do Conselho de Administração da MMX em 19 de junho de 2008 (AGO/E).*

HANS-JUERGEN MENDE (Conselheiro Independente)

O Sr. Mende atuou no Grupo Thyssen entre 1968-1986, sendo responsável pelo Comércio Internacional de Matérias Primas, exercendo diversos cargos executivos,

## 02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

entre os últimos a Presidente da Thyssen Carbometal. Co-fundador, acionista e Presidente do Grupo AMCI desde 1986, um grupo de mineração de carvão internacional com operações nos Estados Unidos, na Europa, na Austrália, na China e na África do Sul. Mestrado em administração de empresas pela University in Cologne na Alemanha (1967). Atualmente, é Presidente não-executivo da Alpha Natural Resources, uma grande companhia aberta de mineração de carvão nos Estados Unidos. Também faz parte do Conselho de Administração da Quintana Maritime, companhia aberta listada na NASDAQ. A Quintana é uma empresa marítima que opera uma grande frota de transportadoras de carvão e ferro. O Sr. Mende ainda é membro do Conselho de Administração das seguintes empresas privadas, OKD na República Checa, AMCI Austrália e a Whitehaven Pty Ltd, Austrália.

*Reeleito Membro do Conselho de Administração da MMX em 19 de junho de 2008 (AGO/E).*

LUIZ DO AMARAL DE FRANÇA PEREIRA

O Sr. França Pereira é graduado em engenharia civil pela Universidade Federal do Paraná e participou do Stanford Executive Program, Stanford University, California, USA, e de diversos cursos nas áreas de administração de empresas e finanças empresariais. Atualmente é sócio-gerente da Três Rios Consultoria e Planejamento Ltda., atuando como consultor independente para assuntos societários e financeiros para diversas empresas e é Membro do Conselho Fiscal do Instituto Desiderata. Atuou no Grupo EBX como Diretor de diversas empresas. Foi Diretor da Santana Participações e Empreendimentos Ltda. e Igaporã Participações (ex-Caemi). Atuou no Grupo Caemi por mais de 3 anos como Vice-Presidente de Finanças e de Relações com Investidores, inclusive como membro do Conselho de Administração da Caemi e de empresas controladas. Atuou no Grupo Monteiro Aranha por 7 anos como Diretor Vice-Presidente e como membro do Conselho de Administração de empresas controladas. Atuou no Grupo Vale do Rio Doce por 13 anos, exercendo diversas funções e depois por 7 anos como Diretor Vice-Presidente e de Relações com Investidores, e como

**02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR**

membro do Conselho de Administração de empresas controladas. Foi Diretor executivo em empresas do grupo Bozano, Simonsen.

*Reeleito Membro do Conselho de Administração da MMX em 19 de junho de 2008 (AGO/E).*

MICHAEL STEPHEN VITTON

O Sr. Vitton é graduado na University of Michigan Business School. O Sr. Vitton é Diretor-Presidente do banco de investimento Canadense BMO Nesbitt Burns desde 1º de maio de 2000, sendo responsável pela direção, administração e gerência das áreas institucionais comerciais e de pesquisas do banco nos Estados Unidos. Atualmente é o responsável pela US Equity Sales do BMO Capital Market. O Sr. Vitton trabalhou anteriormente na empresa Akroyd & Smithers, Plc, predecessora do UBS Securities e foi sócio e Diretor Administrativo da Burns Fry Ltd.

*Reeleito Membro do Conselho de Administração da MMX em 19 de junho de 2008 (AGO/E).*

PETER NATHANIAL (Conselheiro Independente)

O Sr. Nathanial nasceu na Austrália e se juntou ao Citigroup, maior conglomerado financeiro do mundo, há mais de 15 (quinze) anos atrás. O Sr. Nathanial ocupou posições de destaque nas operações do Citigroup em Londres, Moscou e Varsóvia. O Sr. Nathanial atuou por 3 (três) anos no grupo de reestruturação global do Citigroup em Nova York, sendo responsável por algumas das mais significantes operações nos Estados Unidos e no resto do mundo. Foi responsável pela Área de Risco Global do Citigroup (Head of Citigroup Global Risk Oversight) e atualmente é responsável (Chief Risk Officer) pela Área de Risco do Royal Bank of Scotland Group.

*Reeleito Membro do Conselho de Administração da MMX em 19 de junho de 2008 (AGO/E).*

**02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR**

RAPHAEL HERMETO DE ALMEIDA MAGALHÃES

Advogado formado pela Faculdade de Direito da Pontifícia Universidade Católica do Rio de Janeiro, em 1956. Foi Secretário de Planejamento do Governo Carlos Lacerda, Vice-Governador e Governador em exercício do Estado do Rio de Janeiro, Presidente da Comissão de Desenvolvimento Urbano do Estado da Guanabara - CEDUC, Presidente da Federação Nacional das Empresas de Seguros Privadas, Diretor de Assessoria Especial da Light - Cia de Eletricidade, Vice-Presidente de Planejamento do Grupo Atlântica Boavista de Seguros, Presidente da Comissão de Reformulação da Política Habitacional, Membro da Comissão de Estudos Constitucionais, Ministro de Estado da Previdência e Assistência Social, Secretário de Estado de Cultura do Estado do Rio de Janeiro, Secretário do Estado de Educação e Cultura do Estado do Rio de Janeiro, Secretário Executivo do Conselho Coordenador das Ações Federais no Estado do Rio de Janeiro. É titular do Escritório de Advocacia - R.H. Almeida Magalhães- Advogados, Membro do Conselho Administrativo das empresas Cia. de Seguros da Aliança do Brasil S.A. e Light - Serviços de Eletricidade S.A.

*Reeleito Membro do Conselho de Administração da MMX em 19 de junho de 2008 (AGO/E).*

SAMIR ZRAICK (Conselheiro Independente)

O Sr. Samir formou-se em engenharia pela Escola Politécnica da Universidade Católica do Rio de Janeiro em 1964. Obteve o título de mestre em engenharia eletrônica pela Delft University da Holanda em 1966. Posteriormente obteve o título de doutor pela Faculté dês Sciences de l´Université de Paris em 1970. Trabalhou na CVRD como gerente geral de sistemas no período de 1971 a 1975. Foi vice-presidente da Rio Doce América, uma subsidiária americana da CVRD no entre 1975 e 1979. Fez parte do Conselho de Administração e Chairman do Marketing Comittee da Quebec Cartier Mining Co. - QCM, localizada na província do Quebec, Canadá, durante os anos de 1990 a 1999.

**02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR**

*Reeleito Presidente do Comitê de Auditoria da MMX em RCA de 29 de março de 2007 e Membro do Conselho de Administração da MMX em 19 de junho de 2008 (AGO/E).*

LUIZ RODOLFO LANDIM MACHADO

O Sr. Landim é engenheiro graduado na Universidade Federal do Rio de Janeiro, com pós-graduação em administração pela Universidade de Harvard e em engenharia de petróleo pela Universidade de Alberta, no Canadá. O Sr. Landim foi engenheiro da Eletrobrás S.A., de Furnas Centrais Elétricas S.A. e acumulou carreira de mais de 26 anos no sistema Petrobras, inclusive a Diretoria de Gás Natural e a Presidência da Petrobrás Gás S.A. - GASPETRO. Em 2003, o Sr. Landim foi nomeado Diretor-Presidente da Petrobrás Distribuidora S.A. - BR, maior distribuidora de combustíveis do Brasil. Sr. Landim também participa do Conselho de Administração de outras três empresas do grupo EBX, são elas: OGX Petróleo e Gás S.A., MPX Energia S.A. e LLX Logística S.A. Sr. Landim foi Diretor Geral e Relações com Investidores da MMX até abril de 2008.

*Eleito Membro do Conselho de Administração da MMX em 19 de junho de 2008 (AGO/E).*

PAULO CARVALHO DE GOUVÊA

O Sr. Paulo Carvalho de Gouvêa é bacharel em direito pela Universidade Federal do Rio de Janeiro. Trabalhou nas firmas de advocacia Baker & McKenzie e Veirano Advogados Associados, especializando-se nas áreas de direito societário, comercial e tributário. Em 1997, juntou-se à MMX como advogado e foi promovido a Diretor de Assuntos Legais. O Sr. Gouvêa foi membro do Conselho de Administração da Minera Mantos de Oro (La Coipa) de 1999 a 2001. Atualmente participa do Conselho de Administração de outras duas empresas do grupo EBX, a LLX Logística S.A e OGX Óleo e Gás. Sr. Gouvêa foi Diretor Jurídico da MMX até abril de 2008.

**02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR**

*Eleito Membro do Conselho de Administração da MMX em 19 de junho de 2008 (AGO/E).*

- DIRETORIA

ADRIANO JOSÉ NEGREIROS VAZ NETTO

Diretor responsável pela área administrativa e ambiental. O Sr. Adriano Vaz é bacharel em Economia pela Universidade Cândido Mendes, Mestre em Administração de Empresas com ênfase em Finanças pela Pontifica Universidade Católica do Rio de Janeiro (PUC-Rio) e Mestre em Administração de Empresas com ênfase em Marketing pela COPPEAD/UFRJ. O Sr. Vaz concluiu curso de especialização em planejamento estratégico pela University of Michigan, possuindo mais de 15 anos de experiência nos campos de planejamento estratégico e vendas e marketing. Trabalhou para as maiores companhias brasileiras, como Brasil Telecom e o Banco Boavista.

*Reeleito Diretor da MMX em 7 de abril de 2008 (RCA).*

DALTON NOSÉ

Diretor responsável pela área de metalurgia. O Sr. Dalton Nosé é bacharel em engenharia metalúrgica pelo Instituto Mauá de Tecnologia. Antes de juntar-se à MMX, dedicou-se por 20 anos ao Grupo Korf, foi Diretor da Companhia Vale do Rio Doce (CVRD) e Conselheiro em várias empresas nas quais a CVRD tinha participação acionária. É especialista em desenvolvimento de projetos e implantação de novas tecnologias industriais.

*Reeleito Diretor da MMX em 7 de abril de 2008 (RCA).*

JOAQUIM MARTINO FERREIRA

Diretor Geral e responsável pela área de Mineração. O Sr. Joaquim Martino é bacharel em engenharia elétrica pela Pontifícia Universidade Católica de Minas Gerais. Dentre vários programas de especialização concluídos, destacam-se os de Mineração e

**02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR**

Tratamento de Minérios, Aplicação de Matérias Primas na Siderurgia e Finanças Corporativas. Possui 27 anos de experiência na implementação e operação de projetos industriais. Ocupou cargos como Superintendente da Mina de Casa de Pedra (CSN), Diretor de Pelotização e Metálicos da Companhia Vale do Rio Doce (CVRD), Diretor da Mina de Carajás e do Porto de Ponta da Madeira. Foi também membro do Conselho de Administração e de Comitês Técnicos de joint ventures da CVRD como parceiros europeus e asiáticos.

*Reeleito Diretor da MMX em 7 de abril de 2008 (RCA) e eleito Diretor Geral da MMX em 07/04/2008 (RCA).*

<u>JOSÉ LUIZ AMARANTE ARAUJO</u>

Diretor Comercial. Foi diretor da CVRD International e da Rio Doce Manganês. Possui 28 anos de experiência em mineração, principalmente no sistema CVRD, onde trabalhou durante 23 anos. O Sr. Jose Luiz Amarante é engenheiro de minas pela Escola de Minas de Ouro Preto e pós-graduado pela Escola de Minas de Paris.

*Reeleito Diretor da MMX em 7 de abril de 2008 (RCA).*

<u>NELSON JOSÉ GUITTI GUIMARÃES</u>

Diretor de Relações com Investidores e responsável pela área financeira. O Sr. Nelson Guitti é engenheiro civil pela Universidade Federal do Rio de Janeiro, engenheiro de petróleo pela Universidade Petrobrás e MBA Executivo pela COPPEAD da Universidade Federal do Rio de Janeiro. Acumulou carreira de mais de 23 anos no sistema Petrobrás. Foi Diretor Financeiro da Petrobrás Distribuidora S.A. e Diretor Executivo de Estratégia e Planejamento da Petrobrás Gás S.A. - GASPETRO.

*Reeleito Diretor Financeiro da MMX em 7 de abril de 2008 (RCA) e eleito Diretor de Relações com Investidores em 07/04/2008 (RCA).*

Reapresentação Espontânea

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

## 03.01 - EVENTOS RELATIVOS À DISTRIBUIÇÃO DO CAPITAL

| 1 - EVENTO BASE | 2 - DATA DO EVENTO | 3 - PESSOAS FÍSICAS E JURÍDICAS | 4 - INVESTIDORES INSTITUCIONAIS | 5 - ACORDO DE ACIONISTAS | 6 - AÇÕES PREFER. COM DIREITO A VOTO |
|---|---|---|---|---|---|
| AGE | 07/04/2008 | 0 | 0 | NÃO | NÃO |

| 7 - AÇÕES PREFERENCIAIS COM DIREITO A VOTO | 8 - DATA DO ÚLTIMO ACORDO DE ACIONISTAS |
|---|---|
| | |

AÇÕES EM CIRCULAÇÃO NO MERCADO

| 9 - EXISTEM AÇÕES EM CIRCULAÇÃO | ORDINÁRIAS | | PREFERENCIAIS | | TOTAL | |
|---|---|---|---|---|---|---|
| | 10 - QUANTIDADE (Unidade) | 11 - PERCENTUAL | 12 - QUANTIDADE (Unidade) | 13 - PERCENTUAL | 14 - QUANTIDADE (Unidade) | 15 - PERCENTUAL |
| SIM | 101.518.240 | 33,33 | 0 | 0,00 | 101.518.240 | 33,33 |

16 - AÇÕES PREFERENCIAIS EM CIRCULAÇÃO NO MERCADO

| 1 - CLASSE | 2 - QUANTIDADE (Unidade) | 3 - PERCENTUAL |
|---|---|---|

Reapresentação Espontânea

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

## 03.02 - POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES ORDINÁRIAS E/OU PREFERENCIAIS

| 1 - ITEM | 2 - NOME/RAZÃO SOCIAL | 3 - CPF/CNPJ | 4 - NACIONALIDADE | 5 - UF |
|---|---|---|---|---|
| 002 | EIKE FUHRKEN BATISTA | 664.976.807-30 | BRASILEIRO | MG |
| 997 | AÇÕES EM TESOURARIA | | | |
| 998 | OUTROS | | | |
| 999 | TOTAL | | | |

| 1 - ITEM | 6 - AÇÕES ORDINÁRIAS (Unidades) | 7 - % | 8 - AÇÕES PREFERENCIAIS (Unidades) | 9 - % | 10 - TOTAL DE AÇÕES (Unidades) | 11 - % | 12 - COMP.CAP.SOC. | 13 - PART. NO ACORDO DE ACIONISTAS | 14 - CONTROLADOR |
|---|---|---|---|---|---|---|---|---|---|
| 002 | 181.312.360 | 59,52 | 0 | 0,00 | 181.312.360 | 59,52 | | | SIM |
| 997 | 0 | 0,00 | 0 | 0,00 | 0 | 0,00 | | | |
| 998 | 123.297.480 | 40,48 | 0 | 0,00 | 123.297.480 | 40,48 | | | |
| 999 | 304.609.840 | 100,00 | 0 | 0,00 | 304.609.840 | 100,00 | | | |

| 15/1 - CLASSE | 15/2 - QTD. AÇÕES PREFERENCIAIS (Unidades) | 15/3 - % PREFERENCIAIS |
|---|---|---|

Reapresentação Espontânea

**01.01 - IDENTIFICAÇÃO**

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

**04.01 - COMPOSIÇÃO DO CAPITAL SOCIAL**

1 - Data da Última Alteração: 07/04/2008

| 2- ITEM | 3 - ESPÉCIE DAS AÇÕES | 4 - NOMINATIVA OU ESCRITURAL | 5 - VALOR NOMINAL (Reais) | 6 - QTD. DE AÇÕES (Unidades) | 7 - SUBSCRITO (Reais) | 8 - INTEGRALIZADO (Reais) |
|---|---|---|---|---|---|---|
| 01 | ORDINÁRIAS | ESCRITURAL | | 304.609.840 | 1.142.804.167 | 1.142.804.167 |
| 02 | PREFERENCIAIS | | | 0 | 0 | 0 |
| 03 | PREFERENCIAIS CLASSE A | | | 0 | 0 | 0 |
| 04 | PREFERENCIAIS CLASSE B | | | 0 | 0 | 0 |
| 05 | PREFERENCIAIS CLASSE C | | | 0 | 0 | 0 |
| 06 | PREFERENCIAIS CLASSE D | | | 0 | 0 | 0 |
| 07 | PREFERENCIAIS CLASSE E | | | 0 | 0 | 0 |
| 08 | PREFERENCIAIS CLASSE F | | | 0 | 0 | 0 |
| 09 | PREFERENCIAIS CLASSE G | | | 0 | 0 | 0 |
| 10 | PREFERENCIAIS CLASSE H | | | 0 | 0 | 0 |
| 11 | PREFER. OUTRAS CLASSES | | | 0 | 0 | 0 |
| 99 | TOTAIS | | | 304.609.840 | 1.142.804.167 | 1.142.804.167 |

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

04.02 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NOS TRÊS ÚLTIMOS ANOS

| 1- ITEM | 2 - DATA DA ALTERAÇÃO | 3 - VALOR DO CAPITAL SOCIAL (Reais) | 4 - VALOR DA ALTERAÇÃO (Reais) | 5 - ORIGEM DA ALTERAÇÃO | 7 - QUANTIDADE DE AÇÕES EMITIDAS (Unidades) | 8 - PREÇO DA AÇÃO NA EMISSÃO (Reais) |
|---|---|---|---|---|---|---|
| 01 | 19/12/2005 | 60.000 | 16.703.012 | Subscrição Particular em Dinheiro | 32.044 | 519,3800000000 |
| 02 | 12/04/2006 | 16.703.012 | 15.209.999 | Subscrição em Bens ou Créditos | 17.170 | 885,8474000000 |
| 03 | 28/04/2006 | 31.913.010 | 8.293.378 | Redução de Capital | 0 | 0,0000000000 |
| 04 | 20/07/2006 | 23.619.632 | 1.029.010.850 | Subscrição Pública | 1.262.590 | 815,0000000000 |
| 05 | 23/08/2006 | 1.052.630.482 | 89.884.720 | Subscrição Pública | 110.288 | 815,0000000000 |
| 06 | 31/08/2007 | 1.142.804.167 | 288.964 | Subscrição Particular em Dinheiro | 14.980 | 19,2900000000 |

01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

04.03 - BONIFICAÇÃO / DESDOBRAMENTO OU GRUPAMENTO DE AÇÕES NOS TRÊS ÚLTIMOS ANOS

| 1- ITEM | 2 - DATA APROVAÇÃO | 3 - VALOR NOMINAL POR AÇÃO ANTES DA APROVAÇÃO (Reais) | 4 - VALOR NOMINAL POR AÇÃO DEPOIS DA APROVAÇÃO (Reais) | 5 - QUANTIDADE DE AÇÕES ANTES DA APROVAÇÃO (Unidades) | 6 - QUANTIDADE DE AÇÕES DEPOIS DA APROVAÇÃO (Unidades) |
|---|---|---|---|---|---|
| 01 | 28/04/2006 | | | 77.214 | 187.552.806 |
| 92 | 06/07/2006 | | | 187.552.806 | 2.431.000 |
| 93 | 25/01/2007 | | | 3.803.878 | 7.607.756 |
| 94 | 23/07/2007 | | | 7.607.756 | 15.215.512 |
| 95 | 31/08/2007 | | | 15.215.512 | 15.230.492 |
| 96 | 07/04/2008 | | | 15.230.492 | 304.609.840 |

Reapresentação Espontânea

**01.01 - IDENTIFICAÇÃO**

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

**04.04 - CAPITAL SOCIAL AUTORIZADO**

| 1 - QUANTIDADE (Unidades) | 2 - VALOR (Reais) | 3 - DATA DA AUTORIZAÇÃO |
|---|---|---|
| 0 | 50.000.000.000 | 28/04/2006 |

**04.05 - COMPOSIÇÃO DO CAPITAL AUTORIZADO**

| 1- ITEM | 2 - ESPÉCIE | 3 - CLASSE | 4 - QUANTIDADE DE AÇÕES AUTORIZADAS À EMISSÃO (Unidades) |
|---|---|---|---|

Reapresentação Espontânea

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

## 06.03 - DISPOSIÇÕES ESTATUTÁRIAS DO CAPITAL SOCIAL

| 1 - ITEM | 2 - ESPÉCIE DA AÇÃO | 3 - CLASSE DA AÇÃO | 4 - % DO CAPITAL SOCIAL | 5 - CONVERSÍVEL | 6 - CONVERTE EM | 7 - DIREITO A VOTO | 8 - TAG ALONG % | 9 - PRIORIDADE NO REEMBOLSO DE CAPITAL | 17 - OBSERVAÇÃO |
|---|---|---|---|---|---|---|---|---|---|
| 01 | ORDINÁRIA | | 100,00 | NÃO | | PLENO | 100,00 | | |

| 10 - PRÊMIO | 11 - TIPO DE DIVIDENDO | 12 - % DIVIDENDO | 13 - R$/AÇÃO | 14 - CUMULATIVO | 15 - PRIORITÁRIO | 16 - CALCULADO SOBRE |
|---|---|---|---|---|---|---|
| | | 0,00 | 0,00000 | | | |

## 06.04 - MODIFICAÇÃO ESTATUTÁRIA/DIVIDENDO OBRIGATÓRIO

| 1 - DATA DA ÚLTIMA MODIFICAÇÃO DO ESTATUTO | 2 - DIVIDENDO OBRIGATÓRIO (% DO LUCRO) |
|---|---|
| 25/01/2007 | 25,00 |

Reapresentação Espontânea

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

## 07.01 - REMUNERAÇÃO E PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO

| 1 - PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO | 2 - VALOR DA REMUNERAÇÃO GLOBAL DOS ADMINISTRADORES (Reais) | 3 - PERIODICIDADE |
|---|---|---|
| NÃO | 4.000 | MENSAL |

## 07.02 - PARTICIPAÇÕES E CONTRIBUIÇÕES NOS TRÊS ÚLTIMOS ANOS

1 - DATA FINAL DO ÚLTIMO EXERCÍCIO SOCIAL: 31/12/2006

2 - DATA FINAL DO PENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2005

3 - DATA FINAL DO ANTEPENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2004

| 4- ITEM | 5 - DESCRIÇÃO DAS PARTICIPAÇÕES E CONTRIBUIÇÕES | 6 - VALOR DO ÚLTIMO EXERCÍCIO (Reais) | 7 - VALOR DO PENÚLTIMO EXERCÍCIO (Reais) | 8 - VALOR DO ANTEPENÚLTIMO EXERCÍCIO (Reais) |
|---|---|---|---|---|
| 01 | PARTICIPAÇÕES-DEBENTURISTAS | 0 | 0 | 0 |
| 02 | PARTICIPAÇÕES-EMPREGADOS | 0 | 0 | 0 |
| 03 | PARTICIPAÇÕES-ADMINISTRADORES | 0 | 0 | 0 |
| 04 | PARTIC.-PARTES BENEFICIÁRIAS | 0 | 0 | 0 |
| 05 | CONTRIBUIÇÕES FDO. ASSISTÊNCIA | 0 | 0 | 0 |
| 06 | CONTRIBUIÇÕES FDO. PREVIDÊNCIA | 0 | 0 | 0 |
| 07 | OUTRAS CONTRIBUIÇÕES | 0 | 0 | 0 |
| 08 | LUCRO LÍQUIDO NO EXERCÍCIO | 0 | 0 | 0 |
| 09 | PREJUÍZO LÍQUIDO NO EXERCÍCIO | 92.056 | 2.322 | 42.987 |

Reapresentação Espontânea

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

## 07.03 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

| 1 - ITEM | 2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA | 3 - CNPJ | 4 - CLASSIFICAÇÃO | 5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA | 6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA |
|---|---|---|---|---|---|
| 7 - TIPO DE EMPRESA | | 8 - INÍCIO ÚLTIMO EXERC. SOCIAL | 9 - FINAL ÚLTIMO EXERC. SOCIAL | 10 - QTD. AÇÕES ÚLTIMO EXERC. SOCIAL (Unidades) | |
| 11 - INÍCIO PENÚLTIMO EXERCÍCIO SOCIAL | 12 - FINAL PENÚLTIMO EXERC. SOCIAL | 13 - QTD. AÇÕES PENÚLTIMO EXERC. SOCIAL (Unidades) | 14 - INÍCIO ANTEPENÚLT. EXERC. SOCIAL | 15 - FINAL DO ANTEPENÚLT. EXERC. SOCIAL | 16 - QTD. AÇÕES ANTEPENÚLTIMO EXERC. SOCIAL (Unidades) |
| 01 | MMX MINAS-RIO MINERAÇÃO E LOGÍSTICA LTDA | 07.366.649/0001-70 | FECHADA CONTROLADA | 70,00 | 70,00 |
| EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | | 01/01/2006 | 31/12/2006 | 5.934.513 | |
| 01/01/2005 | 31/12/2005 | 10.000 | | | 0 |
| 02 | MMX AMAPÁ MINERAÇÃO LTDA. | 06.030.747/0001-79 | FECHADA CONTROLADA | 70,00 | 70,00 |
| EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | | 01/01/2006 | 31/12/2006 | 4.639.512 | |
| 01/01/2005 | 31/12/2005 | 10.000 | | | 0 |
| 03 | MMX CORUMBÁ MINERAÇÃO E METALURGIA LTDA. | 07.557.381/0001-53 | FECHADA CONTROLADA | 70,00 | 70,00 |
| EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | | 01/01/2006 | 31/12/2006 | 10.640.000 | |
| 01/01/2005 | 31/12/2005 | 10.000 | | | 0 |
| 04 | MMX METÁLICOS BRASIL LTDA. | 06.129.747/0001-20 | FECHADA CONTROLADA | 99,90 | 99,90 |
| EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | | 01/01/2006 | 31/12/2006 | 10.001 | |
| 01/01/2005 | 31/12/2005 | 10.000 | | | 0 |
| 05 | IRX MINERAÇÃO LTDA | 06.863.224/0001-03 | FECHADA CONTROLADA | 80,00 | 80,00 |
| EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | | 01/01/2006 | 31/12/2006 | 8.000 | |
| | | 0 | | | 0 |

## 09.01 - BREVE HISTÓRICO DA EMPRESA

MMX Mineração e Metálicos S.A. ("MMX" ou "Companhia") é uma sociedade anônima de capital aberto. Os atuais controladores da MMX adquiriram, em 9 de novembro de 2005, a totalidade das ações representativas do capital social da Companhia, operação esta que foi aprovada, em 29 de novembro de 2005, pela Comissão de Valores Mobiliários - CVM. Em 21 de julho de 2006, a MMX protocolou o prospecto definitivo referente a uma oferta pública inicial, por meio da qual a Companhia emitiu 1.262.590 ações ordinárias nominativas que passaram a ser negociadas no segmento do Novo Mercado da Bolsa de Valores de São Paulo - BOVESPA a partir de 24 de julho de 2006. A liquidação financeira da referida oferta pública foi realizada em 26 de julho de 2006, tendo a Companhia, naquela ocasião, promovido um aumento de capital no valor de R$1.029.011.

Em 18 de agosto de 2006, foi exercida pelo Banco de Investimentos Credit Suisse (Brasil) S/A ("Credit Suisse"), após consultado o Coordenador Líder, a opção para a subscrição de um lote suplementar de 110.288 ações escriturais, nominativas e sem valor nominal de emissão da Companhia ("Ações do Lote Suplementar"), ao preço de R$815,00 por ação, que resultou em um aumento de capital adicional no valor de R$89.884.

Em 24 de agosto de 2006, a Companhia encerrou a oferta pública e, considerando as ações do lote suplementar, foram disponibilizadas ao mercado 1.372.878 ações, as quais, no total, representam 36,1% do capital social da Companhia nesta data, ao preço de R$815,00 por ação ("Preço por Ação"), que resultou em aumento de capital no valor total de R$1.118.896.

Em 5 de fevereiro de 2007, foi iniciado o programa de Global Depositary Receipts - GDR - Nível 1 da Companhia, tendo contratado o Banco Itaú S.A. como instituição custodiante e como depositário o Bank of New York, conforme termos já aprovados pela CVM. Cada ação ordinária da Companhia equivale a 20 (vinte) GDRs, conforme deliberação da Companhia após o desdobramento aprovado na Assembléia Geral Extraordinária realizada em 25 de janeiro de 2007, conforme Nota Explicativa nº 23.

A MMX tem como objeto social a atuação nas seguintes áreas principais de negócio: extração, transformação, transporte e comercialização de minérios em geral; fabricação, transformação, transporte e comercialização de insumos siderúrgicos, bem como a construção, operação e exploração de terminais marítimos e ferrovias.

A MMX desenvolve, diretamente ou por meio de empresas controladas, projetos nas áreas de mineração, logística e indústria de produtos metálicos e de insumos siderúrgicos de valor agregado, sempre a partir do minério de ferro de produção própria. A Companhia detém recursos minerais, decorrentes da aquisição e do requerimento de direitos minerários, nos quais a MMX realiza a pesquisa e lavra de

## 09.01 - BREVE HISTÓRICO DA EMPRESA

minério de ferro. No contexto dos estudos de viabilidade desenvolvidos pela Companhia e suas controladas para seus projetos, a Companhia cubou, de acordo com informação geológica obtida e analisada até 31 de março de 2006, recursos minerais, dentre medidos, indicados e inferidos, na ordem de 1.153 mil toneladas (*), conforme estudo de auditoria de recursos geológicos realizado pela empresa especializada SRK Consulting. Nas regiões geográficas onde os recursos da Companhia e de suas controladas estão inseridos, a Companhia administra e/ou desenvolve sistemas logísticos, com vistas ao escoamento da sua produção e ao atendimento público, sob a modalidade de concessão pública.

## 09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

VISÃO SETORIAL

O minério de ferro e seus subprodutos são as principais matérias primas utilizadas na produção do aço. Consequentemente, tanto a demanda como o preço do minério de ferro estão diretamente relacionados ao consumo do aço. .

A produção mundial de aço bruto apresentou um crescimento anual de aproximadamente 6%desde 2000, sendo que nesse mesmo período, o crescimento por parte da China foi de aproximadamente 22% por ano, bem superior à média mundial. Tal fator vem impulsionando a demanda por minério de ferro e espera-se que esta continue a crescer nos próximos anos principalmente em função da expansão da economia chinesa, que é o maior consumidor do produto.

Estima-se que no curto prazo o mercado de minério de ferro estará bem apertado, com a demanda superando a oferta. As adições de capacidade de oferta já anunciadas não serão suficientes para suprir o aumento esperado na demanda devido a fatores como atrasos nos projetos e restrições a exportações. O descasamento entre a oferta e a demanda de minério de ferro, por sua vez, torna este mercado rentável para novos entrantes capazes de oferecer um produto de alta qualidade.

A forte demanda por aço, e consequentemente por minério de ferro, e o simultâneo aumento nos custos de frete causaram um grande aumento nos preços desse insumo. Os preços do minério de ferro atingiram picos históricos nos anos de [2005 e 2006].

## 09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Evolução do Preço do Minério de Ferro


Evolução dos Preços do Minério de Ferro
Hamersley - Japão (US$ centavos/dmtu) - FOB
CVRD Europa (US$ centavos/dmty) - FOB
150,00
100,00
50,00
0,00
1998 1999 2000 2001 2002 2003 2004 2005 2006
Materiais não-granulados - Hamersley
Granulados de alto forno - Hamersley
Carajás materiais não granulados - CVRD
Carajás materiais granulados de alto forno - CVRD
Pelotas de Tubarão - CVRD

Apesar da abundante distribuição geográfica de minério de ferro os recursos de alta qualidade estão concentrados principalmente em grandes depósitos no Brasil, na Austrália, na Índia e na África Ocidental. As maiores companhias produtoras de minério de ferro são a CVRD (18% de market share), a Rio Tinto (10% de market share) e a BHP Billiton (7% de market share).

Reapresentação Espontânea

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

## 10.01 - PRODUTOS E SERVIÇOS OFERECIDOS

| 1- ITEM | 2 - PRINCIPAIS PRODUTOS E/OU SERVIÇOS | 3 - % RECEITA LÍQUIDA |
|---|---|---|
| 01 | MINÉRIO DE FERRO | 90,00 |
| 02 | FERROVIA: TRANSPORTE DE PESSOAS E CARGAS | 10,00 |

Reapresentação Espontânea

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

## 10.02 - MATÉRIAS PRIMAS E FORNECEDORES

| 1- ITEM | 2 - MATÉRIA PRIMA / 7 - NOME DO FORNECEDOR | 8 - TIPO DE FORNECEDOR | 3 - IMPORTAÇÃO | 4 - VALOR DA IMPORTAÇÃO (Reais) | 5 - DISPONÍVEL MERCADO LOCAL | 6 - DISPONÍVEL MERCADO EXTERNO | 9 - % DE FORNECIMENTO SOBRE O TOTAL DAS COMPRAS DA CIA. |
|---|---|---|---|---|---|---|---|
| 01 | MINÉRIO DE FERRO | | NÃO | 0 | SIM | SIM | |
| | FORNECEDORES AVULSOS | NÃO LIGADO | | | | | 0,10 |
| 02 | CARVÃO VEGETAL | | NÃO | 0 | SIM | SIM | |
| | FORNECEDORES AVULSOS | NÃO LIGADO | | | | | 0,10 |
| 03 | CARVÃO MINERAL | | NÃO | 0 | SIM | SIM | |
| | FORNECEDORES AVULSOS | NÃO LIGADO | | | | | 0,10 |
| 04 | COQUE (DE CARVÃO MINERAL) | | NÃO | 0 | SIM | SIM | |
| | FORNECEDORES AVULSOS | NÃO LIGADO | | | | | 0,10 |
| 05 | CALCÁRIO | | NÃO | 0 | SIM | SIM | |
| | FORNECEDORES AVULSOS | NÃO LIGADO | | | | | 0,10 |
| 06 | BENTONITA | | NÃO | 0 | SIM | SIM | |
| | FORNECEDORES AVULSOS | NÃO LIGADO | | | | | 0,10 |
| 07 | SUCATA DE AÇO | | NÃO | 0 | SIM | SIM | |
| | FORNECEDORES AVULSOS | NÃO LIGADO | | | | | 0,10 |

## 11.01 - PROCESSO DE PRODUÇÃO

O nosso projeto compreende operações integradas de mineração, beneficiamento, produção e logística de minério de ferro e de insumos para siderurgia, com o objetivo de alcançar uma posição de destaque neste mercado no Brasil e no exterior. Nosso projeto está fundamentado em seis pilares:

- Recursos minerais de qualidade;
- Administração com vasta experiência;
- Baixo custo de produção e investimentos competitivos;
- Logística própria integrada;
- Integração vertical em favor de produtos de alto valor agregado; e
- Responsabilidade ambiental e social.

As nossas operações estão, hoje, localizadas no Brasil, beneficiando-se dos recursos minerais abundantes e do seu vasto território, os quais oferecem diversas oportunidades para o desenvolvimento de nossos projetos de mineração e metalurgia, e estão organizadas em sistemas integrados de mineração, beneficiamento, produção e logística, denominados Sistemas Integrados MMX. Temos, atualmente, três sistemas, independentes entre si e auto-suficientes, denominados Sistema MMX Corumbá, Sistema MMX Amapá e Sistema MMX Minas-Rio.

A tabela abaixo mostra as principais características dos Sistemas Integrados MMX, incluindo seus recursos medidos, indicados e inferidos, as datas estimadas de entrada em operação, volumes estimados de produção/transporte nominal, o momento em que cada componente dos Sistemas Integrados MMX estará operando a plena capacidade e nossa respectiva participação nos projetos.

| Sistemas Integrados MMX | Recursos Medidos, Indicados e Inferidos, até 31 de março de 2006 (toneladas de minério de ferro) (1) | Data para Início das Operações (2) | Volume Estimado de Produção Total/Transporte (milhões de toneladas/ano) (3) | Participação MMX (%) |
|---|---|---|---|---|
| **Sistema MMX Corumbá** | | | | |
| ..........Mina Corumbá | 88,67 | Dez/2005 | 5,0 | 70% |
| ..........Usina de Ferro Gusa | - | Jul/2007 | 0,4 | 100% |
| ..........Usina de Semi-Acabados | - | Jul/2008 | 0,5 | 100% |
| **Sistema MMX Amapá** | | | | |
| ..........Mina Amapá | 415,28 | Dez/2007 | 6,5 | 70% |
| ..........Usina de Ferro Gusa | - | Jul/2008 | 1,6 | 100% |
| ..........Usina de Semi-Acabados | - | Dez/2008 | 0,5 | 100% |
| ..........Estrada de Ferro | - | Fev/2006 | 6,6 | 70% |
| ..........Terminal Portuário | - | Dez/2007 | 6,5 | 70% |
| **Sistema MMX Minas Rio** | | | | |
| ..........Mina Minas Gerais | 950,46 | Mar/2009 | 26,6 | 70% |
| ..........Mineroduto | - | Abr/2009 | 26,6 | 70% |
| ..........Porto do Açu | - | Abr/2009 | 26,6 | 70% |
| ..........Usina de Pelotização | - | Abr/2010 | 7,0 | 100% |

(1) O volume de recursos medidos, indicados e inferidos tem data base de 31 de março de 2006 e foi objeto de estudo de validação elaborado pela SRK Consulting, cujo sumário executivo está anexo a este Prospecto. Veja a seção "Estudos de Viabilidade".
(2) As datas futuras são estimadas e podem estar sujeitas adiantamentos, alterações e atrasos.

## 11.01 - PROCESSO DE PRODUÇÃO

(3) Em base úmida. O volume estimado de produção tem como premissa a compra de áreas adicionais com recursos minerais. As datas de início não necessariamente refletem as datas de atingimento da capacidade total.

## 11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Clientes, Vendas e Marketing

Planejamos utilizar a totalidade do minério de ferro, das pelotas, do ferro gusa e dos semi-acabados para fornecimento à indústria siderúrgica. Os níveis de demanda atuais e previstos para o futuro para produtos siderúrgicos afetam a demanda pelo nosso minério de ferro e demais insumos siderúrgicos.

Prevemos exportar mais de 90% do nosso minério de ferro, principalmente para o Oriente Médio, Argentina, Ásia e Europa.

Investimos fortemente no atendimento ao cliente de forma a melhorar nossa competitividade. Trabalhamos junto aos clientes para compreender seus principais objetivos e adaptar o minério de ferro vendido ao atendimento das necessidades específicas de cada cliente. Para fornecer um produto ideal para a operação dos fornos de nossos clientes, aproveitamos nossas diversas minas de minério de ferro de forma a produzir produtos de ferro variados, com diferentes teores de ferro, sílica e alumínio e propriedades físicas, tais como granulometria. Consideramos que os produtos oferecidos aos nossos clientes são mais variados do que os produtos dos nossos concorrentes na Austrália e no Canadá, além de serem produtos com maior teor de ferro. Essa variedade nos ajuda a compensar eventuais desvantagens em relação à concorrência melhor localizada geograficamente.

Distribuição

O acesso e a operação de sistemas eficientes de logística integrada para nossos produtos complementam as nossas atividades de produção de minério de ferro e nossa estratégia de nos mantermos como produtores de baixo custo. Pretendemos operar uma ferrovia e um mineroduto, além de utilizarmos uma hidrovia, integrados à produção das respectivas minas, além de termos acesso a uma rede de terminais em cada um dos Sistemas Integrados MMX. Essa rede transporta nossos produtos dos locais de produção até os terminais marítimos e clientes internos. A hidrovia do Rio Paraguai entre Corumbá e San Nicolás, Argentina, serve de meio de transporte ao Sistema Corumbá, com capacidade de carga anual superior a 70 milhões de toneladas de minério de ferro. A ferrovia Amapari-Santana serve de ligação ao Sistema Amapá, enquanto o mineroduto de Minas Gerais a Porto do Açu é o meio de transporte do Sistema Minas-Rio.

Os nossos terminais portuários e os portos públicos em cada um de nossos Sistemas Integrados receberão minério de ferro e insumos siderúrgicos dos sistemas de transporte para embarcá-los em navios. Barcaças de empresas contratadas transportam o minério da Mina Corumbá diretamente para o terminal de San Nicolás e suas instalações de carga de navios. O Terminal Portuário MMX Santana, a ser instalado no delta do Rio Amazonas, adjacente ao atual Porto de Santana, no estado do Amapá, atenderá o Sistema MMX Amapá. A Estrada de Ferro do Amapá transportará minério de ferro da Mina Amapá diretamente para o Terminal Portuário MMX Santana (assim que estiver concluído) e suas instalações de carga.

## 11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

## 11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

CONCORRÊNCIA

O mercado internacional de minério de ferro é altamente competitivo, dominado por grandes produtores. Os principais fatores que afetam a concorrência são preço, qualidade, gama de produtos oferecidos, confiabilidade e custos de transporte.

Os nossos maiores concorrentes no mercado asiático encontram-se na Austrália, incluindo BHP Billiton e Rio Tinto Corporation, além da CVRD. Apesar dos custos de transporte para entrega de minério de ferro da Austrália a clientes na Ásia serem, geralmente, mais baixos que os nossos, em razão da proximidade geográfica desse País, acreditamos que somos capazes de nos manter competitivos no mercado asiático por duas razões principais.

Primeiramente, os produtores de aço costumam buscar tipos (ou misturas) de minério de ferro que sirvam na produção do produto final da forma mais econômica e eficiente. O nosso minério de ferro tem baixo teor de impurezas, o que costuma significar custos de transformação mais baixos. Por exemplo, o teor de alumínio do nosso minério de ferro é muito baixo se comparado ao australiano. Tradicionalmente, Austrália e Brasil são os dois grandes exportadores de minério de ferro, em razão da alta qualidade de suas reservas de minério.

Possuímos uma política agressiva de marketing para atender ao máximo as necessidades de nossos clientes, inclusive colocar pessoal especializado em contato direto com os clientes de forma a determinar a mistura que melhor se adapta a cada cliente. Vendemos nossos produtos no modo FOB (Free on Board), ou seja, levamos nossos produtos até o navio que irá realizar o transporte. De forma geral, o gerenciamento do nosso processo de produção e transporte de minério de ferro para os nossos portos nos ajuda a garantir que os nossos produtos cheguem aos portos no horário e a custos competitivos. Como resultado, consideramos que a comercialização de carga sólida a granel não afeta a nossa competitividade por não ter custos de remessa subsidiados no caso de clientes que usam a nossa logística própria.

Acreditamos sermos competitivos no mercado internacional pelas razões mencionadas acima e pela qualidade de nosso minério de ferro. Nossos principais concorrentes são:

- Iron Ore Co. (Canadá);
- Quebec Cartier Mining Co. (Canadá);
- Luossavaara Kiirunavaara AB (Suécia);
- Société Nationale Industrielle et Minière (Mauritânia);
- Kumba Resources (África do Sul); e
- Subsidiárias da BHP Billiton (Austrália), Rio Tinto (Inglaterra) e CVRD (Brasil).

O mercado brasileiro de minério de ferro é altamente competitivo, com uma grande quantidade de pequenos produtores, com exceção feita a CVRD. Apesar do preço ser um fator relevante, qualidade e confiabilidade também são importantes fatores competitivos. Acreditamos que a logística própria e integrada de nossos Sistemas, a alta qualidade do nosso minério e nossos serviços técnicos nos tornam um forte

## 11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

concorrente no mercado nacional. Os preços dominantes do mercado de exportação, ajustados de forma a compensar a redução dos custos de transporte para clientes internos, influenciam a comercialização de minério de ferro no mercado nacional.

Em fato relevante divulgado em 27 de março de 2007 informamos que a Gulf Industrial Investment Co. (E.C.) ("GIIC"), produtora mundial de pelotas de minério de ferro de redução direta com sede no Bahrain, comunicou formalmente à MMX sobre sua decisão de aumentar o volume contratado de produto a ser fornecido pela MMX sob o Contrato de Fornecimento de Minério de Ferro firmado em 9 de novembro de 2006 ("Contrato de Fornecimento"), em uma quantidade adicional de 6,5 milhões de toneladas de finos de minério de ferro por ano.

De acordo com os termos do Contrato de Fornecimento, o compromisso firme original da GIIC era de adquirir 6,5 milhões de toneladas por ano. O exercício dessa opção pela GIIC passa agora a representar um volume anual contratado de 13 milhões de toneladas de finos de pelotização por ano. O minério a ser fornecido para a GIIC será originado dos Sistemas Integrados MMX Amapá e MMX Minas-Rio.

## 12.01 - PRINCIPAIS PATENTES, MARCAS COMERCIAIS E FRANQUIAS

### Marcas e Patentes

Depositamos 14 pedidos de registro de marca junto ao INPI, para o nome "MMX", sendo sete pedidos de registro para a marca na forma nominativa e sete na forma mista, todos em nome da MMX Mineração e Metálicos S.A.

## 14.02 - INFORMAÇÕES RECOMENDÁVEIS, MAS NÃO OBRIGATÓRIAS

Visando estabelecer parcerias estratégicas em seus projetos, a MMX criou uma estrutura corporativa na qual ela detém uma participação de 70% no capital de cada subsidiária de mineração e os 30% remanescentes foram destacados para a Centennial Asset, empresa pertencente a Eike Batista. A MMX buscou parceiros que pudessem agregar valor às suas operações e assim concluiu a venda de 30% da MMX Amapá para a Cleveland Cliffs, maior mineradora de ferro dos Estados Unidos, e, mais recentemente, de 49% da MMX Minas-Rio para a Anglo American, terceira maior companhia de mineração diversificada do mundo. Essas parcerias contribuem com recursos para o desenvolvimento dos projetos, reduzindo as necessidades futuras de capital e trazem expertise em mineração e em tecnologia de minas

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

# 1. ACIONISTAS COM MAIS DE 5% DAS AÇÕES DE CADA ESPÉCIE E CLASSE *

| POSIÇÃO ACIONÁRIA DOS DETENTORES DE MAIS DE 5% DAS AÇÕES DE CADA ESPÉCIE E CLASSE DA COMPANHIA, ATÉ O NÍVEL DE PESSOA FÍSICA | | | | | | |
|---|---|---|---|---|---|---|
| Companhia: MMX MINERAÇÃO E METÁLICOS S.A. | | | | | Posição em 31/12/2006 (Em Unidades) | |
| Acionista | Ações Ordinárias | | Ações Preferenciais | | Total | |
| | Qde | % | Qde | % | Qde | % |
| Eike Furhken Batista | 2.352.211 | 61,84 | - | - | 2.352.211 | 61.84 |
| Gavião M Trading LLC | 263.200 | 6,91 | - | - | 263.200 | 6,91 |
| Outros | 1.188.467 | 31,25 | | | 1.188.467 | 31,25 |
| | | | | | | |
| **Total** | **3.803.878** | **100,00** | - | - | **3.803.878** | **100,00** |

| POSIÇÃO ACIONÁRIA DOS DETENTORES DE MAIS DE 5% DAS AÇÕES DE CADA ESPÉCIE E CLASSE DA COMPANHIA, ATÉ O NÍVEL DE PESSOA FÍSICA | | | | | | |
|---|---|---|---|---|---|---|
| Companhia: MMX MINERAÇÃO E METÁLICOS S.A. | | | | | Posição em 30/04/2007 (Em Unidades) | |
| Acionista | Ações Ordinárias | | Ações Preferenciais | | Total | |
| | Qde | % | Qde | % | Qde | % |
| Eike Furhken Batista | 4.646.078 | 61,07 | - | - | 4.646.078 | 61,07 |
| Gavião M Trading LLC | 380.500 | 5,0 | - | - | 380.500 | 5,0 |
| Outros | 2.581.178 | 33,93 | | | 2.581.178 | 33,93 |
| | | | | | | |
| **Total** | **7.607.756** | **100,00** | - | - | **7.607.756** | **100,00** |

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

## 2. POSIÇÃO DOS CONTROLADORES, ADMINISTRADORES E AÇÕES EM CIRCULAÇÃO *

**POSIÇÃO ACIONÁRIA CONSOLIDADA DOS CONTROLADORES**

**E ADMINISTRADORES E AÇÕES EM CIRCULAÇÃO**

**Posição em 31/12/2006**

| *Acionista* | Quantidade de Ações Ordinárias (Em Unidades) | % | Quantidade de Ações Preferenciais (Em Unidades) | % | Quantidade Total de Ações (Em Unidades) | % |
|---|---|---|---|---|---|---|
| **Controlador** | 2.582.884 | 67,9 | - | - | 2.582.884 | 67,9 |
| | | | | | | |
| **Administradores** | | | | | | |
| Conselho de Administração | 256 | 0,0 | - | | 256 | 0,0 |
| Diretoria | 160 | 0,0 | - | | 160 | 0,0 |
| | | | | | | |
| **Conselho Fiscal** | - | | - | | - | |
| | | | | | | |
| **Ações em Tesouraria** | - | | - | | - | |
| | | | | | | |
| **Outros Acionistas** | 1.220.578 | 32,1 | - | - | 1.220.578 | 32,1 |
| | | | | | | |
| **Total** | **3.803.878** | **100** | - | - | **3.803.878** | **100** |
| | | | | | | |
| | | | | | | |
| **Ações em Circulação** | 1.220.578 | 32,1 | - | - | 1.220.578 | 32,1 |

Obs.: A Companhia não possui Conselho Fiscal instituído.

## 14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

**POSIÇÃO ACIONÁRIA CONSOLIDADA DOS CONTROLADORES**

**E ADMINISTRADORES E AÇÕES EM CIRCULAÇÃO**

**Posição em 30/04/2007**

| *Acionista* | Quantidade de Ações Ordinárias (Em Unidades) | % | Quantidade de Ações Preferenciais (Em Unidades) | % | Quantidade Total de Ações (Em Unidades) | % |
|---|---|---|---|---|---|---|
| **Controlador** | 4.812.548 | 63,26 | | | 4.812.548 | 63,26 |
| | | | | | | |
| **Administradores** | | | | | | |
| Conselho de Administração | 512 | 0,0 | | | 512 | 0,0 |
| Diretoria | 48.940 | 0,64 | - | | 48.940 | 0,64 |
| | | | | | | |
| **Conselho Fiscal** | - | | - | | - | - |
| | | | | | | |
| **Ações em Tesouraria** | - | | - | | - | - |
| | | | | | | |
| **Outros Acionistas** | 2.745.756 | 36,1 | - | - | 2.745.756 | 36,1 |
| | | | | | | |
| **Total** | **7.607.756** | **100** | | | **7.607.756** | **100** |
| | | | | | | |
| | | | | | | |
| **Ações em Circulação** | 2.745.756 | 36,1 | - | - | 2.745.756 | 36,1 |

Obs.: A Companhia não possuía Conselho Fiscal instituído.

3. A COMPANHIA ESTÁ VINCULADA À ARBITRAGEM NA CÂMARA DE ARBITRAGEM DO MERCADO, CONFORME CLÁUSULA COMPROMISSÓRIA CONSTANTE DO SEU ESTATUTO SOCIAL.

## 14.05 - PROJETOS DE INVESTIMENTO

Desenvolvimento de atividades de pesquisa mineral (exceto cobre e metais preciosos) nos Municípios de Pedra Branca do Amapari e de Serra do Navio, no Estado do Amapá, por meio de um contrato de exploração celebrado entre a controlada MMX Amapá Mineração Ltda. ("MMX Amapá") e a empresa Mineração Pedra Branca do Amapari Ltda. ("MPBA"), subsidiária da empresa canadense Goldcorp Inc. A Companhia concluiu estudo de viabilidade referente a este projeto, elaborado pela empresa especializada Natrontec - Estudos e Engenharia de Processos Ltda. ("Natrontec"), que, além da mina, compreende operações ferroviárias e portuárias, que estimou os investimentos necessários em US$272 milhões, com entrada em operação prevista para o 4º trimestre de 2007. Os investimentos foram avaliados pela Companhia e estão atualmente estimados em US$347 milhões.

A controlada MMX Minas-Rio Mineração e Logística Ltda. (doravante "MMX Minas-Rio"), diretamente ou por meio da sua controlada MPC Mineração e Pesquisa Ltda. ("MPC"), é titular de direitos minerais localizados no Quadrilátero Ferrífero e na Serra do Espinhaço, no Estado de Minas Gerais. Esses ativos darão suporte ao sistema denominado "Sistema MMX Minas-Rio", que visa à produção de minério de ferro e o seu escoamento por meio de um mineroduto com uma extensão de aproximadamente 525 quilômetros, que ligará a região produtora até o Município de São João da Barra, no Estado do Rio de Janeiro, onde a Companhia, por meio de uma de suas controladas, já é titular de um imóvel com 6.000 hectares, apropriado para a construção de um porto com capacidade para receber navios de grande calado. A Companhia concluiu estudo de viabilidade, elaborado e/ou compilado pela empresa especializada SRK Consulting, referente a este projeto, o qual estimou os investimentos necessários em US$2.033 milhões, incluindo os investimentos referentes à aquisição de direitos minerários, com entrada em operação prevista para o exercício social de 2009. Em 22 de março de 2007 o Conselho da Administração aprovou a reorganização societária dessa atividade.

A Companhia, através da controlada MMX Amapá, constituiu a MMX Logística do Amapá Ltda. ("MMX Logística do Amapá") em 23 de fevereiro de 2006, após o processo de licitação iniciado no ano de 2005, com o propósito de receber do Estado do Amapá a Concessão para Exploração do Serviço de Transporte Ferroviário de Cargas e Passageiros na Estrada de Ferro Amapá ("EFA"). A concessão da operação da ferrovia, pelo prazo de 20 anos, renovável por um prazo adicional de 20 anos, nos termos da lei, visa, dentre outras atividades de natureza pública, a desenvolver a logística de transporte do minério de ferro a ser extraído das minas detidas pela Companhia no Estado do Amapá, para cumprir contrato de suprimento firmado com a MMX Amapá.

Pelo Contrato de Concessão, a MMX Logística do Amapá deverá investir nos dois primeiros anos de concessão o total de R$40.7 milhões na recuperação da ferrovia. Pela outorga, a MMX Amapá efetuou, em 7 de março de 2006, o pagamento no valor

## 14.05 - PROJETOS DE INVESTIMENTO

de R$814 mil ao Estado do Amapá, equivalente a 2% do valor estimado dos investimentos em recuperação.

Ao longo do segundo semestre de 2006, a MMX Logística do Amapá iniciou suas operações e encontra-se cumprindo as obrigações com terceiros assumidas pelo contrato de concessão, na medida em que sua controladora, MMX Amapá, iniciará sua operação somente em 2007.

A controlada MMX Corumbá é detentora e arrenda direitos de lavra no Município de Corumbá, no Estado do Mato Grosso do Sul, e encontra-se em fase de operação, cujo primeiro faturamento ocorreu em julho de 2006. A Companhia concluiu estudo de viabilidade referente a este projeto, elaborado pela empresa especializada Natrontec, que estimou os investimentos necessários em US$72 milhões.

No último trimestre de 2006, a MMX Corumbá, iniciou suas operações realizando os primeiros embarques de minério de ferro para o mercado externo.

A controlada MMX Metálicos desenvolve atualmente projetos, a respeito dos quais a Companhia contratou estudos de viabilidade junto às empresas especializadas Hatch Consulting e à Outokumpu Technologies, visando à implantação de usinas integradas para a produção de ferro gusa e semi-acabados, preferencialmente nos Estados do Amapá e do Mato Grosso do Sul, onde estão localizadas minas próprias da Companhia, e à implantação de usina de pelotização na propriedade de controlada da Companhia no Município de São João da Barra, Estado do Rio de Janeiro. Os investimentos necessários para estes projetos estão estimados em US$1.224 milhões.

Os estudos de viabilidade referentes a todos os projetos de investimento são parte integrante do prospecto definitivo da oferta pública disponibilizado ao mercado em julho de 2006.

## 15.01 - PROBLEMAS AMBIENTAIS

Reapresentação Espontânea

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

## 16.01 - AÇÕES JUDICIAIS COM VALOR SUPERIOR A 5% DO PATRIMÔNIO LÍQUIDO OU DO LUCRO LÍQUIDO

| 1 - ITEM | 2 - DESCRIÇÃO | 3 - % PATRIM. LÍQUIDO | 4 - % LUCRO LÍQUIDO | 5 - PROVISÃO | 6 - VL.PROVISIONADO (Reais) | 7 - VL. TOTAL AÇÕES (Reais) |
|---|---|---|---|---|---|---|
| 8 - OBSERVAÇÃO | | | | | | |
| 01 | TRABALHISTA | 0,00 | 0,00 | | 0 | 0 |
| | | | | | | |
| 02 | FISCAL/TRIBUTÁRIA | 0,00 | 0,00 | | 0 | 0 |
| | | | | | | |
| 03 | OUTRAS | 0,00 | 0,00 | | 0 | 0 |
| | | | | | | |

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

## Transações com partes relacionadas

| | Controladora | | | | Consolidado | | | |
|---|---|---|---|---|---|---|---|---|
| | Contas a receber | | Contas a pagar | | Contas a receber | | Contas a pagar | |
| | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 |
| MMX Amapá | 74.012 | - | - | - | - | 374 | - | - |
| MMX Minas-Rio | 42.536 | - | - | 19 | - | - | - | - |
| MMX Metálicos | 904 | - | - | - | - | - | - | - |
| MMX Corumbá | 27.036 | - | - | - | - | - | - | - |
| MMX Logística | 15.532 | - | - | - | - | - | - | - |
| MPC Mineração | 3.340 | - | - | - | - | - | - | - |
| Eike Fuhrken Batista | - | - | - | 338 | - | 282 | - | 338 |
| | 163.360 | - | - | 357 | - | 656 | - | 338 |
| Circulante | 163.360 | - | - | 357 | - | - | - | 338 |
| Não Circulante | - | - | - | - | - | 656 | - | - |

Os principais saldos de ativos e passivos em 31 de dezembro de 2006 e 2005, bem como as transações que influenciaram o resultado do exercício, relativos a operações com partes relacionadas, decorrem de transações da Companhia com suas controladas diretas e indiretas, as quais foram realizadas em condições usuais de mercado para os respectivos tipos de operações.

O acionista controlador é o avalista de alguns empréstimos e financiamentos obtidos pelas empresas controladas da Companhia.

## 17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

## Empréstimos e financiamentos

| Instituições | Garantias | Vigência | 2006 | 2005 |
|---|---|---|---|---|
| Banco ABN AMRO Real S.A | Aval da MMX Mineração e Metálicos S.A. | 16/03/2007 | 9.621 | - |
| **Juros Incorridos** | | | 509 | - |
| **Total controladora - circulante** | | | 10.130 | - |
| **MMX Minas-Rio** | | | | |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 24/07/2008 | 25.655 | - |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 16/09/2008 | 17.104 | - |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 21/07/2008 | 13.897 | - |
| Unibanco S.A. | Interveniente: Eike Fuhrken Batista | 28/06/2007 | 10.690 | 28.088 |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 15/07/2008 | 10.690 | - |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 10/09/2008 | 10.690 | - |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 18/11/2008 | 7.483 | - |
| Unibanco S.A. | Aval da MMX | 02/01/2007 | 2.383 | - |
| Banco Itaú BBA S.A. | Aval da MMX | 06/09/2007 | 8.552 | 32.770 |
| | | | 107.144 | 60.858 |
| **MMX Amapá** | | | | |
| Banco Itaú BBA S.A. | Aval da MMX | 24/07/2007 | 10.690 | 11.703 |
| | | | 10.690 | 11.703 |
| **MPC** | | | | |
| Banco Itaú BBA S.A. | Aval da MMX | 29/03/2007 | 2.138 | 8.193 |
| Banco Itaú BBA S.A. | Aval da MMX | 06/09/2007 | 5.345 | - |
| Banco Unibanco S.A. | Avalista/Coobrigado: Eike Fuhrken Batista | 28/06/2007 | 10.690 | - |
| | | | 18.173 | 8.193 |
| **MMX Metálicos** | | | | |
| Credit Suisse S.A. | Cash colateral | 04/09/2007 | 106.900 | - |
| Leasing Aeronave | Avalista/Coobrigado: Eike Fuhrken Batista | 01/07/2016 | 11.112 | - |
| | | | 118.012 | - |
| **MMX Corumbá** | | | | |
| Banco Unibanco S.A. | Avalista/Coobrigado: Eike Fuhrken Batista | 04/09/2008 | 25.655 | - |
| Banco ABC Brasil S.A | Avalista/Coobrigado: Eike Fuhrken Batista | 19/10/2007 | 10.690 | - |
| Banco BBM S.A. | Aval da MMX | 16/05/2007 | 7.484 | - |
| Banco Itaú BBA S.A. | Aval da MMX | 11/06/2007 | 10.691 | - |
| Banco Itaú BBA S.A. | Aval da MMX | 22/06/2007 | 8.552 | - |
| Banco Itaú BBA S.A - BNDES | Avalista/Coobrigado: Eike Fuhrken Batista | 15/10/2010 | 2.279 | - |
| Banco Votorantim S.A. | | 12/03/2007 | 4.276 | - |
| Banco Votorantim S.A. | | 04/04/2007 | 6.414 | - |
| Banco Votorantim S.A. | | 09/05/2007 | 10.690 | - |
| BNDES - Banco Nacional | Avalista/Coobrigado: Eike Fuhrken Batista | 15/03/2010 | 838 | - |
| BNDES - Banco Nacional | Avalista/Coobrigado: Eike Fuhrken Batista | 16/08/2010 | 8.550 | - |
| BNDES - Banco Nacional | Avalista/Coobrigado: Eike Fuhrken Batista | 16/08/2010 | 1.508 | - |
| CITIBANK | | 19/11/2007 | 21.380 | - |
| | | | 119.007 | - |
| **Total consolidado** | | | 383.156 | 80.754 |
| **Juros incorridos longo prazo** | | | 4.716 | 933 |
| | | | 387.872 | 81.687 |
| **Circulante** | | | 256.369 | 81.687 |
| **Não Circulante** | | | 131.503 | - |

## 17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

Financiamentos em moeda nacional: incidem (i) juros fixos de 12,60% a.a.; e (ii) juros variáveis com base na TJLP e Cesta de Moedas, acrescidos de 5,60% a.a.

Financiamentos em moeda estrangeira: incidem (i) variação cambial em dólares americanos acrescidos de juros fixos de 6,90% a 8,22% a.a., e (ii) LIBOR acrescido de juros variando entre 2,95% a 3,28% a.a. (iii) o custo médio dos empréstimos em moeda estrangeira resulta numa taxa média ponderada 7,97% a.a. acrescida de variação cambial em dólares norte-americanos.

Em 27 de dezembro de 2006, a MMX, através de sua controlada MMX Amapá assinou proposta de assessoria financeira para financiamento do Projeto de Mineração Amapá em regime de garantia firme no valor total de US$250 milhões. Sendo US$200 milhões em linhas do Banco Itaú BBA e US$50 milhões em linhas do Banco ABC Brasil. Estas linhas de crédito se encontram sujeitas a uma série de condições suspensivas, dentre elas, a aprovação da operação e da constituição de suas garantias por parte dos comitês de crédito das instituições financeiras. Em 22 de fevereiro de 2007 ocorreu a assinatura do contrato deste empréstimo.

A Companhia, através da controlada MMX Minas-Rio, dispõe, junto ao Unibanco, de uma linha de crédito no montante de US$400 milhões pelo prazo de até 144 meses, com 6 meses de carência. Além desta linha própria, o Unibanco atuará como assessor para a contratação de US$968 milhões em linhas adicionais, perfazendo, em conjunto com a linha direta do Unibanco, um total de US$1.518 milhões. Estas linhas de crédito estão sujeitas a uma série de garantias e covenants, incluindo penhor de direitos minerários, penhor dos ativos, entre outras garantias. Para os investimentos iniciais do projeto e obtenção de licenças, o Unibanco liberou uma linha, na modalidade empréstimo-ponte, de US$50 milhões, totalmente utilizado pela MMX em 31 de dezembro de 2006, e em garantia foi dado o penhor do direito minerário do processo 830.286 do DNPM, de propriedade da controlada MMX Minas-Rio.

Em 2007, operações envolvendo empréstimos e financiamentos foram contratadas pela Companhia.

# MMX MINERAÇÃO E METÁLICOS S.A.

## ESTATUTO SOCIAL

## CAPÍTULO I
### Da Denominação, Sede, Objeto e Duração

**Artigo 1°** - A MMX Mineração e Metálicos S.A. é uma sociedade anônima que se rege pelo presente Estatuto, pela Lei n° 6.404, de 15 de dezembro de 1976 ("Lei n° 6.404/76") e pelas demais Leis e Regulamentos que lhe forem aplicáveis.

**Parágrafo Único** – Com a admissão da Companhia no Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA, sujeitam-se a Companhia, seus acionistas, administradores e membros do Conselho Fiscal às disposições do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

**Artigo 2°** - A Companhia tem sua sede e foro na Cidade do Rio de Janeiro, Estado do Rio de Janeiro, à Praia do Flamengo, 154, 5° andar (parte), CEP: 22210-030, podendo criar e manter filiais, agências ou representações, em qualquer localidade do País ou do exterior, mediante resolução da Diretoria, independentemente de autorização do Conselho de Administração ou da Assembléia Geral.

**Artigo 3°** - A Companhia tem por objeto social: (i) a indústria e comércio de minérios em geral, em todo o território nacional e no exterior, compreendendo a pesquisa, exploração, lavra, beneficiamento, industrialização, transporte, exportação e comércio de bens minerais; (ii) a prestação de serviços geológicos; (iii) a importação, exportação, transporte e comércio de produtos minerais, químicos e industriais; (iv) a construção, fabricação e montagem de estruturas metálicas; (v) a fabricação, transformação, comercialização, importação e exportação de produtos siderúrgicos; (vi) a instalação, operação e exploração de usinas integradas ou não integradas de aço, para a produção e comercialização de produtos e subprodutos de ferro e aço; (vii) a construção, operação e exploração de terminais marítimos próprios ou de terceiros, de uso privativo, misto ou público; (viii) a construção, operação e exploração de ferrovias e/ou de tráfego ferroviário próprio ou de terceiros, como concessionário de serviço público ou não; (ix) a prestação de serviços de logística integrada

de transporte de carga; (x) a exportação e importação genérica de bens, equipamentos e produtos; (xi) a geração, importação, exportação e comercialização de energia elétrica, a implantação de usinas de geração elétrica, seja de fonte térmica, hídrica, eólica ou outra, a aquisição e importação de combustível e a implantação da infra-estrutura associada; (xii) o desenvolvimento, exploração, implantação, operação e gerenciamento de projetos de recursos hídricos, o comércio de água, mineral ou industrial, a implantação de logística associada com a comercialização ou entrega de água e a prestação de serviços da indústria de recursos hídricos; (xiii) a participação no capital de outras sociedades nacionais ou internacionais constituídas sob qualquer forma societária e qualquer que seja o objeto social.

**Artigo 4°** - O prazo de duração da Companhia é indeterminado.

## CAPÍTULO II
## Do Capital Social e das Ações

**Artigo 5°** - O capital social, totalmente subscrito e integralizado em moeda corrente nacional e bens, é de R$1.142.804.167,04 (um bilhão, cento e quarenta e dois milhões, oitocentos e quatro mil, cento e sessenta e sete reais e quatro centavos), dividido em 304.609.840 (trezentas e quatro milhões, seiscentos e nove mil e oitocentos e quarenta) ações ordinárias escriturais e sem valor nominal.

**Parágrafo 1°** - Cada ação ordinária dá direito a um voto nas deliberações da assembléia geral.

**Parágrafo 2°** - As ações da Companhia são todas escriturais, mantidas em conta de depósito em nome de seus titulares, junto a instituição financeira autorizada pela Comissão de Valores Mobiliários e contratada pela Companhia, podendo ser cobrada do acionista alienante o custo concernente ao serviço de tal transferência, observados os limites máximos fixados pela Comissão de Valores Mobiliários.

**Parágrafo 3°** - É vedado à Companhia emitir ações preferenciais ou partes beneficiárias.

**Parágrafo 4°** - A Companhia poderá emitir debêntures simples ou conversíveis em ações ordinárias, mediante deliberação do Conselho de Administração e, se conversíveis em ações, dentro do limite do capital autorizado.

**Parágrafo 5°** - Os aumentos de capital poderão ser deliberados com a exclusão do direito de preferência dos acionistas à subscrição de novos valores mobiliários emitidos pela Companhia, nas hipóteses previstas no Artigo 172 da Lei n° 6.404/76, sendo certo que tais aumentos poderão ser realizados mediante subscrição pública ou privada de ações, por conversão de debêntures ou outros valores mobiliários ou incorporação de reservas, capitalizando-se os recursos através das modalidades admitidas em lei.

**Parágrafo 6°** - O pagamento dos dividendos e a distribuição de ações provenientes de aumento de capital, quando for o caso, realizar-se-ão no prazo máximo de 30 (trinta) dias, o primeiro, contado da sua declaração, a segunda, contada da publicação da ata respectiva na forma da lei, salvo se a assembléia geral, quanto ao dividendo, determinar que este seja pago em prazo superior, mas no curso do exercício social em que for declarado, e quanto ao aumento de capital, determinar que este seja pago em prazo inferior.

**Parágrafo 7°** - As ações participarão dos dividendos do exercício em que forem emitidas da seguinte forma: (i) as ações subscritas até 30 de junho de cada exercício farão jus aos dividendos integrais do referido exercício social; (ii) as ações subscritas a partir de 1° de julho de cada exercício farão jus a metade dos dividendos distribuídos no referido exercício social.

**Artigo 6°** - A Companhia está autorizada a aumentar o seu capital independentemente de decisão assemblear, até o limite de R$ 50.000.000.000,00 (cinqüenta bilhões de reais), mediante deliberação do Conselho de Administração, que fixará o número de ações ordinárias a serem emitidas, o preço de emissão e as condições de subscrição, integralização e colocação.

**Artigo 7°** - O Conselho de Administração poderá aprovar a emissão de novas ações sem direito de preferência para os antigos acionistas, conforme estabelecido no parágrafo 5° do Artigo 5° deste Estatuto Social.

# CAPÍTULO III
## Da Administração

**Artigo 8°** - A administração da Companhia será exercida pelo Conselho de Administração e executada pela Diretoria, na forma da lei e deste Estatuto Social.

**Parágrafo Primeiro** – A Assembléia Geral dos Acionistas da Companhia, ou o seu Conselho de Administração, dependendo do caso, poderá criar os órgãos técnicos e/ou consultivos, destinados a aconselhar os administradores, que sejam julgados necessários para o perfeito funcionamento da companhia.

**Parágrafo Segundo** – A Assembléia Geral fixará a remuneração dos administradores, observado o disposto nos Artigos 13 e 20 deste Estatuto Social.

## SEÇÃO I
### Do Conselho de Administração

**Artigo 9°** - O Conselho de Administração será composto de, no mínimo, 5 (cinco) membros e, no máximo, 11 (onze) membros, todos acionistas e residentes ou não no país, com a denominação de Conselheiros, eleitos pela Assembléia Geral, com mandato unificado de 1 (um) ano, podendo ser reeleitos. A Assembléia Geral poderá, ainda, nomear até 2 (dois) membros suplentes ao Conselho de Administração, que substituirão eventuais ausências de quaisquer membros titulares do Conselho de Administração, nas reuniões regularmente convocadas.

**Parágrafo 1°** - Os membros do Conselho de Administração, findo o prazo de gestão, permanecerão no exercício dos respectivos cargos, até a eleição e posse dos novos Conselheiros.

**Parágrafo 2°** - Dentre os membros eleitos para o Conselho de Administração, no mínimo 20% deverão ser conselheiros independentes, tal como definidos no Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA, devendo-se indicar esta condição na ata da Assembléia Geral que os eleger.

**Parágrafo 3°** - No caso de ocorrer vacância permanente de membro do Conselho de Administração, o Presidente do Conselho deverá convocar Assembléia Geral para proceder à eleição das vagas faltantes, respeitando-se sempre, o disposto no Parágrafo 2° deste Artigo.

**Parágrafo 4°** - Os membros do Conselho de Administração somente serão investidos nos respectivos cargos, mediante assinatura de termo de posse lavrado no livro de atas do Conselho de Administração, e por meio da assinatura do Termo de Anuência dos Administradores previsto no Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

**Artigo 10** - Imediatamente após a posse de seus membros, o Conselho de Administração elegerá: a) um Presidente, que convocará e presidirá suas reuniões; e b) um Presidente Honorário, que substituirá o Presidente em seus impedimentos e ausências.

**Artigo 11** - O Conselho de Administração reunir-se-á, ordinariamente, 1 (uma) vez por trimestre, e, extraordinariamente, sempre que necessário, mediante convocação do Presidente ou de 2 (dois) membros, ficando dispensada a convocação na hipótese de comparecerem todos os membros.

**Parágrafo 1°** - As reuniões serão convocadas mediante comunicação por escrito, expedida com pelo menos 5 (cinco) dias de antecedência, devendo dela constar o local, data e hora da reunião, bem como, resumidamente, a ordem do dia.

**Parágrafo 2°** - A convocação prevista no parágrafo anterior será dispensada sempre que estiver presente à reunião a totalidade dos membros do Conselho de Administração.

**Parágrafo 3°** - Para que as reuniões do Conselho de Administração possam se instalar e validamente deliberar, será necessária a presença da maioria de seus membros em exercício, dentre eles o Presidente do Conselho ou, em caso de impedimento ou ausência temporária deste, o Presidente Honorário, sendo considerado como presente aquele que tenha enviado seu voto por escrito.

18.01 - ESTATUTO SOCIAL

**Parágrafo 4°** - O Conselho de Administração deliberará por maioria dos votos, cabendo ao Presidente do Conselho, ou, em caso de impedimento ou ausência temporária deste, ao Presidente Honorário, o voto de desempate.

**Parágrafo 5°** - A ata de reunião do Conselho de Administração que eleger, destituir, designar ou fixar as atribuições dos Diretores deverá ser arquivada na Junta Comercial do Estado do Rio de Janeiro e publicada em órgão da imprensa local, adotando-se idêntico procedimento para atos de outra natureza, que devam produzir efeitos perante terceiros, ou quando o Conselho de Administração julgar conveniente.

**Artigo 12** - Em caso de ausência ou impedimento temporário, o Conselheiro ausente ou impedido será substituído, automática e temporariamente, por um dos membros suplentes, que será escolhido pelo Presidente do Conselho.

**Artigo 13** - A remuneração dos membros do Conselho de Administração será global e anualmente fixada pela Assembléia Geral, que homologará, também, quando for o caso, o montante e o percentual da participação que lhes deva caber no lucro, observado o limite disposto no Parágrafo 1° do Artigo 152 da Lei n° 6.404/76. O Presidente do Conselho de Administração distribuirá tal remuneração entre seus membros.

**Artigo 14** - Compete ao Conselho de Administração:

(i) estabelecer os objetivos, a política e a orientação geral dos negócios da Companhia;

(ii) convocar a Assembléia Geral Ordinária e, quando necessária, a Assembléia Geral Extraordinária;

(iii) nomear e destituir os Diretores da Companhia, fixando-lhes atribuições, observado este Estatuto Social;

(iv) manifestar-se previamente sobre o Relatório da Administração, as contas da Diretoria e as demonstrações financeiras do exercício, dentre elas aquelas informações periódicas e eventuais a serem prestadas conforme as Regras da Comissão de Valores Mobiliários – CVM e do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA;

(v) fiscalizar a gestão dos Diretores;

(vi) examinar atos, livros, documentos e contratos da Companhia;

(vii) deliberar a emissão de bônus de subscrição;

(viii) deliberar aumentos do capital social até o limite previsto neste estatuto, fixando as condições de emissão e de colocação das ações;

(ix) deliberar a emissão de debêntures e notas promissórias para subscrição pública;

(x) deliberar sobre a exclusão do direito de preferência dos acionistas à subscrição de novos valores mobiliários emitidos pela Companhia, nas hipóteses previstas pelo artigo 172 da Lei nº 6.404/76;

(xi) submeter à Assembléia Geral o destino a ser dado ao lucro líquido do exercício;

(xii) autorizar a alienação de bens do ativo permanente, a constituição de ônus reais e a prestação de garantias a obrigações de terceiros;

(xiii) escolher e destituir auditores independentes;

(xiv) autorizar a compra de ações da Companhia, para sua permanência em tesouraria ou cancelamento, nos termos da lei e das disposições regulamentares em vigor;

(xv) definir lista tríplice de empresas especializadas para determinação do valor econômico da Companhia para fins das ofertas públicas previstas neste Estatuto; e

(xvi) deliberar sobre os casos omissos neste Estatuto Social.

## SEÇÃO II
## Da Diretoria

18.01 - ESTATUTO SOCIAL

**Artigo 15** - A Diretoria é composta de, no mínimo, 2 (dois) diretores e, no máximo, 8 (oito) membros, acionistas ou não, todos residentes no país, eleitos pelo Conselho de Administração.

**Parágrafo 1°** - Observado este Estatuto Social, as atribuições e poderes dos membros da Diretoria serão fixados pelo Conselho de Administração, o qual deverá, obrigatoriamente, designar um Diretor Presidente e um Diretor de Relações com Investidores.

**Parágrafo 2°** - Os membros da Diretoria serão investidos nos respectivos cargos mediante assinatura de termo de posse, lavrado no livro de atas das reuniões da Diretoria, bem como do Termo de Anuência dos Administradores previsto no Regulamento de listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

**Parágrafo 3°** - O prazo de gestão de cada Diretor será de 1 (um) ano, permitida a recondução.

**Parágrafo 4°** - Os Diretores, findo o prazo de gestão, permanecerão no exercício dos respectivos cargos, até a eleição e posse dos novos Diretores.

**Parágrafo 5°** - Ocorrendo vaga no cargo de Diretor, poderá o Conselho de Administração eleger substituto, cujo mandato expirará juntamente com o dos demais Diretores.

**Artigo 16** - Compete à Diretoria exercer a atribuições que a lei, este Estatuto Social e o Conselho de Administração lhe conferirem para a prática de atos, por mais especiais que sejam, desde que em direitos permitidos, necessários ao regular funcionamento da Companhia.

**Artigo 17** - Observado o disposto no Artigo 14 deste Estatuto, compete à Diretoria:

(i) executar os trabalhos que lhe forem determinados pelo Conselho de Administração;

(ii) representar a Companhia, ativa e passivamente, em juízo ou fora deste;

(iii) celebrar contratos, adquirir direitos e assumir obrigações de qualquer natureza, adquirir, alienar ou gravar bens e propriedades, contrair empréstimos e outorgar garantias

no interesse da Companhia e suas subsidiárias, abrir e movimentar contas bancárias, emitir e endossar cheques e notas promissórias; emitir e endossar duplicatas e letras de câmbio; endossar 'warrants', conhecimentos de depósito e conhecimentos de embarque; contratar e demitir funcionários; receber e dar quitação, transigir, renunciar direitos, desistir, assinar termos de responsabilidade; praticar todos os atos de gestão necessários à consecução dos objetivos sociais; manifestar o voto da Companhia nas assembléias gerais das empresas da qual a Companhia participe, de acordo com a orientação prévia do Conselho de Administração; registrar contabilmente todas as operações e transações da Companhia; segurar e manter segurados, adequadamente, por seguradora renomada, todos os ativos da Companhia passíveis de serem segurados;

(iv) elaborar, anualmente, o Relatório da Administração, as contas da Diretoria e as demonstrações financeiras do exercício, dentre elas aquelas informações periódicas e eventuais a serem prestadas conforme o Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA, bem como submeter, após o parecer do Conselho de Administração e do Conselho Fiscal, caso este último esteja em funcionamento, as demonstrações financeiras exigidas por lei e a proposta para a destinação dos resultados do exercício;

(v) preparar anteprojetos de plano de expansão e modernização da Companhia;

(vi) submeter ao Conselho de Administração o orçamento geral e os especiais da Companhia, inclusive os reajustes conjunturais, no decurso dos exercícios anual e plurianual a que os membros se referirem; e

(vii) aprovar e modificar organogramas e regimentos internos.

**Artigo 18** - A representação ativa e passiva da Companhia, em atos, contratos e operações que impliquem em responsabilidade da Companhia compete, privativamente, ao Diretor Presidente, agindo isoladamente, ou a dois Diretores, agindo em conjunto. A Diretoria, no entanto, poderá autorizar que a representação se cumpra por 1 (um) só Diretor, por designação coletiva do órgão.

**Parágrafo Único** - A Companhia será representada por qualquer Diretor, isoladamente, sem as formalidades previstas neste artigo, nos casos de recebimento de citações ou

notificações judiciais e na prestação de depoimentos pessoais; representar-se-á, nos casos permitidos em lei, por prepostos nomeados, caso por caso, por via epistolar.

**Artigo 19** - Nos limites de suas atribuições, 2 (dois) Diretores poderão constituir procuradores ou mandatários para, em conjunto com um Diretor ou outro procurador regularmente constituído, na forma estabelecida nos respectivos instrumentos, representar a Companhia na prática legítima de atos e assunção de obrigações em nome da Companhia. Os mandatos definirão, de modo preciso e completo, os poderes outorgados.

**Parágrafo Único** - Os mandatos serão outorgados, sempre, por prazo determinado, salvo os mandatos judiciais, que poderão ser outorgados por prazo indeterminado.

**Artigo 20** - A remuneração dos Diretores será fixada global e anualmente pela Assembléia Geral, que também fixará, quando for o caso, o montante e o percentual da participação da diretoria no lucro da Companhia, observado o limite disposto no Parágrafo 1° do Artigo 152 da Lei 6.404/76.

**Artigo 21** - A Diretoria reunir-se-á, ordinariamente, pelo menos uma vez por trimestre, e extraordinariamente, sempre que o interesse social da Companhia assim exigir, sendo certo que todas as suas reuniões serão presididas pelo Diretor Presidente ou, na sua ausência, pelo Diretor que na ocasião seja escolhido dentre os presentes.

**Parágrafo 1°** - As reuniões serão sempre convocadas por quaisquer 2 (dois) diretores, ficando dispensada a convocação na hipótese de comparecerem todos os seus membros. Para que possam ser instaladas e validamente deliberar, será necessária a presença da maioria dos diretores que na ocasião estiverem no exercício de seus cargos, ou de dois diretores, se só houver dois diretores em exercício.

**Parágrafo 2°** - As deliberações da Diretoria constarão de atas lavradas no livro próprio e serão tomadas por maioria de votos, cabendo também ao Presidente da reunião, em caso de empate, o voto de desempate.

**Parágrafo 3°** - Nas ausências ou impedimentos temporários de qualquer diretor, este poderá indicar um substituto, ficando o ato sujeito à aprovação da Diretoria. O substituto

aprovado exercerá todas as funções, com todos os poderes, inclusive o direito de voto e deveres do diretor substituído.

**Parágrafo 4°** - O substituto poderá ser um dos demais diretores que, neste caso, votará nas reuniões da Diretoria por si e pelo diretor que estiver substituindo.

## CAPÍTULO IV
## Do Conselho Fiscal

**Artigo 22** - A Companhia terá um Conselho Fiscal composto de 3 (três) membros efetivos e igual número de suplentes, o qual funcionará em caráter não permanente.

**Parágrafo 1°** - Os membros do Conselho Fiscal, pessoas naturais, residentes no país, legalmente qualificados, serão eleitos pela Assembléia Geral que deliberar a instalação do órgão, a pedido de acionistas que preencham os requisitos estipulados no parágrafo 2° do artigo 161 da Lei n° 6.404/76, com mandato até a primeira assembléia geral ordinária que se realizar após a eleição.

**Parágrafo 2°** - Os membros do Conselho Fiscal somente farão jus a remuneração que lhe for fixada pela Assembléia Geral, durante o período em que o órgão funcionar e estiverem no efetivo exercício das funções, observado o parágrafo 3° do Artigo 162 da Lei n° 6.404/76 com redação dada pela Lei n° 9.457/97.

**Parágrafo 3°** - Os membros do Conselho Fiscal serão investidos nos respectivos cargos mediante assinatura de termo de posse, lavrado no livro de atas das reuniões do Conselho Fiscal, bem como do Termo de Anuência dos Membros do Conselho Fiscal previsto no Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo - BOVESPA.

**Parágrafo 4°** - O Conselho Fiscal, quando instalado, terá as atribuições previstas em lei, sendo indelegáveis as funções de seus membros.

# CAPÍTULO V

## Das Assembléias Gerais

**Artigo 23** - A Assembléia Geral dos Acionistas, nos termos da lei, reunir-se-á:

a) Ordinariamente nos quatro primeiros meses, depois de findo o exercício social para:

I - tomar as contas dos administradores, examinar, discutir e votar as demonstrações financeiras;

II - eleger o Conselho de Administração nas épocas próprias e o Conselho Fiscal, quando for o caso;

III - deliberar sobre a destinação do lucro líquido do exercício, se houver, e a distribuição de dividendos, quando for o caso; e

IV - fixar a remuneração dos administradores.

b) Extraordinariamente sempre que, mediante convocação legal, os interesses sociais aconselharem ou exigirem a manifestação dos acionistas.

**Artigo 24** - A Assembléia Geral será instalada e dirigida pelo Presidente do Conselho de Administração ou, na sua ausência ou impedimento, instalada por outro Conselheiro e dirigida por um Presidente escolhido pelos Acionistas. O secretário da mesa será de livre escolha do Presidente da Assembléia.

**Artigo 25** - Os anúncios de convocação, publicados na forma e nos termos da lei, conterão, além do local, data e hora da Assembléia, a ordem do dia explicitada e, no caso de reforma do estatuto, a indicação da matéria.

**Artigo 26** - O Edital de Convocação poderá condicionar a presença do acionista na Assembléia Geral ao cumprimento dos requisitos previstos em lei, devendo, para tanto, apresentar documento que comprove sua qualidade de acionista, podendo o depósito de tais documentos ser exigido com 72 (setenta e duas) horas de antecedência do dia marcado para a realização da Assembléia.

**Parágrafo único** - Além das matérias que são de sua competência previstas em lei e no presente Estatuto Social, competirá também à Assembléia Geral Extraordinária aprovar:

I - o cancelamento do registro de Companhia aberta perante a Comissão de Valores Mobiliários - CVM;

II - a saída da Companhia do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA;

III - a escolha da empresa especializada responsável pela determinação do valor econômico da Companhia para fins das ofertas públicas previstas neste Estatuto, dentre as empresas previamente apontadas pelo Conselho de Administração; e

IV – os planos para outorga de opção de compra de ações a administradores e empregados da Companhia e de outras sociedades que sejam controladas direta ou indiretamente pela Companhia, com exclusão do direito de preferência dos acionistas.

## CAPÍTULO VI
## Do Exercício Social

**Artigo 27** – O exercício social terá início em 1° de janeiro e término em 31 de dezembro e obedecerá, quanto às demonstrações financeiras, o Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA e as disposições legais aplicáveis.

**Artigo 28** - Do resultado do exercício, serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda.

**Artigo 29** - O Conselho de Administração apresentará à Assembléia Geral para aprovação proposta sobre a destinação do lucro líquido do exercício que remanescer após as seguintes deduções ou acréscimos, realizadas decrescentemente e nessa ordem:

a) 5% (cinco por cento) para a formação da Reserva Legal, que não excederá de 20% (vinte por cento) do capital social. A constituição da Reserva Legal poderá ser dispensada

no exercício em que o saldo dela, acrescido do montante das reservas de capital, exceder a 30% (trinta por cento) do Capital Social;

b) Importância destinada à formação de Reservas para Contingências e reversão das formadas em exercícios anteriores;

c) Montante destinado à constituição da Reserva de Lucros a Realizar;

d) Pagamento do dividendo mínimo obrigatório dos acionistas.

**Parágrafo 1°** - O dividendo mínimo obrigatório a ser distribuído pela Companhia será de 25% (vinte e cinco por cento) do lucro líquido ajustado da Companhia.

**Parágrafo 2°** – As demonstrações financeiras demonstrarão a destinação da totalidade do lucro líquido no pressuposto de sua aprovação pela Assembléia Geral Ordinária, e deverão ser elaboradas com estrita observância do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA e as demais disposições legais aplicáveis.

**Parágrafo 3°** - A Companhia, mediante deliberação do Conselho de Administração, poderá creditar ou pagar aos acionistas juros remuneratórios sobre o capital próprio, observando, para tanto, a legislação aplicável. As importâncias pagas ou creditadas pela Companhia a título de juros sobre o capital próprio poderão ser imputadas, nos termos da legislação aplicável, ao valor dos dividendos obrigatórios.

**Artigo 30** - A Companhia, por deliberação do Conselho de Administração, poderá levantar balanço semestral e declarar dividendos à conta de lucro apurado nesses balanços. O Conselho de Administração poderá declarar dividendos intermediários, à conta de lucros acumulados ou de reservas de lucros existentes no último balanço anual ou semestral.

**Artigo 31** – Prescreve em 3 (três) anos a ação para pleitear dividendos, os quais, não reclamados oportunamente, reverterão em benefício da Companhia.

## CAPÍTULO VII
## Da Alienação de Controle

**Artigo 32** - A alienação do controle da Companhia, tanto por meio de uma única operação, como por meio de operações sucessivas, somente poderá ser contratada, sob a condição, suspensiva ou resolutiva, de que o adquirente se obrigue a efetivar oferta pública de aquisição das demais ações dos outros acionistas da Companhia, observando as condições e prazos previstos na legislação vigente e no Regulamento de Listagem do Novo Mercado, de forma a lhes assegurar tratamento igualitário àquele dado ao acionista controlador alienante, e observando-se, no mais, os procedimentos estabelecidos pela Bolsa de Valores de São Paulo – BOVESPA e pela Comissão de Valores Mobiliários – CVM.

**Parágrafo único** – A oferta pública referida no caput deste artigo será exigida, ainda, quando houver cessão onerosa de direitos de subscrição de ações e de outros títulos ou direitos relativos a valores mobiliários conversíveis em ações, que venha a resultar na alienação do controle da Companhia, e em caso de alienação de controle de sociedade que detenha o poder de controle da Companhia, sendo que, neste caso, o acionista controlador alienante ficará obrigado a declarar à Bolsa de Valores de São Paulo – BOVESPA o valor atribuído à Companhia nessa alienação e anexar documentação que comprove esse valor.

**Artigo 33** – A oferta pública prevista no artigo 32 também deverá ser efetivada caso o adquirente do controle já seja acionista da Companhia, e venha, em razão de contrato particular de compra de ações celebrado com o acionista controlador, envolvendo qualquer quantidade de ações, a adquirir seu controle acionário. Nesta hipótese, o adquirente deverá ressarcir os acionistas de quem tenha comprado ações em bolsa nos 6 (seis) meses anteriores à data de alienação do controle acionário, a quem deverá pagar a diferença entre o preço pago ao acionista controlador alienante e o valor pago em bolsa, por ações da Companhia neste período, devidamente atualizado.

**Artigo 34** - A Companhia não registrará qualquer transferência de ações para o adquirente do poder de controle ou para aquele(s) acionista(s) que vier(em) a deter o poder de controle, enquanto esse(s) acionista(s) não subscrever(em) o Termo de Anuência dos Controladores previsto no Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

**Parágrafo único** - Da mesma forma, nenhum Acordo de Acionistas que disponha sobre o exercício do poder de controle poderá ser registrado na sede da Companhia sem que os seus signatários tenham subscrito o Termo de Anuência referido neste artigo.

## CAPITULO VIII
## Do Cancelamento de Registro de Companhia Aberta

**Art. 35** – Sem prejuízo das disposições legais e regulamentares, o cancelamento de registro da Companhia como companhia aberta perante a Comissão de Valores Mobiliários – CVM deverá ser precedido de oferta pública de aquisição de ações, que deverá ter como preço, no mínimo, obrigatoriamente, o valor da Companhia e de suas ações que vier a ser determinado em laudo de avaliação por empresa especializada, mediante a utilização do valor econômico das ações como critério de apuração, por meio de metodologia reconhecida ou com base em outro critério que venha a ser definido pela Comissão de Valores Mobiliários - CVM. A escolha da empresa especializada dar-se-á na forma deste Estatuto.

**Parágrafo 1°** - Obedecidos os demais termos do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo - BOVESPA, deste Estatuto e da legislação vigente, a oferta pública para cancelamento de registro poderá prever também a permuta por valores mobiliários de outras companhias abertas, a ser aceita a critério do ofertado.

**Parágrafo 2°** - O cancelamento deverá ser precedido de Assembléia Geral Extraordinária em que se delibere especificamente sobre tal cancelamento.

**Art. 36** – Caso o laudo de avaliação a que se refere o Artigo 35 não esteja pronto até a Assembléia Geral Extraordinária convocada para deliberar sobre o cancelamento do registro de companhia aberta, o acionista controlador, o grupo de acionistas que detiver o poder de controle da Companhia ou, ainda, a própria Companhia, deverá informar nessa assembléia o valor máximo por ação ou lote de mil ações pelo qual formulará a oferta pública.

**Parágrafo 1°** - A oferta pública ficará condicionada a que o valor apurado no laudo de avaliação a que se refere o Artigo 35 não seja superior ao valor divulgado pelo acionista

controlador, grupo de acionistas que detiver o poder de controle da Companhia ou pela própria Companhia, na assembléia referida no caput deste artigo.

**Parágrafo 2°** - Caso o valor das ações determinado no laudo de avaliação seja superior ao valor informado pelo acionista, grupo de acionistas que detiver o poder de controle ou então pela própria Companhia, a deliberação referida no caput deste artigo ficará automaticamente cancelada, devendo ser dada ampla divulgação desse fato ao mercado, exceto se o acionista que detiver o poder de controle concordar expressamente em formular a oferta pública pelo valor apurado no laudo de avaliação.

**Art. 37** – O laudo de avaliação a que se refere o Artigo 35 deverá ser elaborado por empresa especializada, com experiência comprovada e independência quanto ao poder de decisão da Companhia, seus administradores e/ou acionista controlador, bem como satisfazer os requisitos do parágrafo 1° do artigo 8° da Lei das Sociedades por Ações, e conter a responsabilidade prevista no parágrafo 6° do mesmo artigo.

**Parágrafo 1°** – A escolha da empresa especializada é de competência privativa da assembléia geral, a partir da apresentação, pelo Conselho de Administração, de lista tríplice, devendo a respectiva deliberação ser tomada, não se computando os votos em branco, por maioria dos votos dos acionistas representantes das ações em circulação presentes naquela assembléia que se instalada em primeira convocação deverá contar com a presença de acionistas que representem, no mínimo, 20% (vinte por cento) do total de Ações em Circulação, ou que se instalada em segunda convocação poderá contar com a presença de qualquer número de acionistas representantes das Ações em Circulação.

**Parágrafo 2°** – Os custos incorridos com a elaboração do laudo serão arcados pelo acionista ou grupo de acionistas que detiver o poder de controle ou, então, pela própria Companhia, dependendo do caso.

## CAPÍTULO IX
## Da Saída do Novo Mercado

**Art. 38** - Caso os acionistas da Companhia reunidos em Assembléia Geral Extraordinária deliberem a saída da Companhia do Novo Mercado da Bolsa de Valores de São Paulo –

BOVESPA, o acionista, ou grupo de acionistas que detiver o poder de controle da Companhia, deverá efetivar uma oferta pública de aquisição de ações pertencentes aos demais acionistas, no mínimo, pelo valor econômico das ações apurado em laudo de avaliação conforme previsto no artigo 37, observados os prazos legais, (i) seja para que suas ações tenham registro para negociação fora do Novo Mercado, (ii) seja em virtude de reorganização societária da Companhia, na qual as ações da companhia resultante de tal reorganização não sejam admitidas para negociação no Novo Mercado.

**Parágrafo Único** – A oferta pública prevista neste artigo observará, no que for cabível, o disposto nos artigos 35, 36 e 37 acima.

## CAPÍTULO X
## Do Juízo Arbitral

**Art. 39** - A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada ou oriunda, em especial, da aplicação, validade, eficácia, interpretação, violação e seus efeitos das disposições contidas na Lei n.º 6.404/76, no Estatuto Social da Companhia, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento de Listagem do Novo Mercado, do Regulamento de Arbitragem da Câmara de Arbitragem do Mercado e do Contrato de Participação do Novo Mercado.

## CAPITULO XI
## Da Liquidação, Dissolução e Extinção

**Artigo 40** – A Companhia entrará em liquidação nos casos previstos em lei.

**Parágrafo Único** – O Conselho de Administração nomeará o liquidante e a assembléia geral determinará o modo de liquidação e elegerá o conselho fiscal.

## CAPÍTULO XII
### Disposições Gerais

**Artigo 41** – A Companhia, a qualquer tempo, tendo em mira aperfeiçoar seus serviços e adaptar-se às novas técnicas de administração, poderá adotar processos mecânicos de emissão e autenticação de documentos de efeitos mercantis, obedecendo a padrões e sistemas consagrados em usos e praxes em vigor.

**Artigo 42** - A participação nos lucros ou resultados, desvinculada da remuneração, poderá ser paga aos empregados, após manifestação da Assembléia Geral Ordinária, em consonância com a legislação pertinente.

**Artigo 43** – As disposições previstas no parágrafo único do Art. 1°, no parágrafo 2° do Artigo 9°, no parágrafo 2° do Artigo 15, no parágrafo 3° do Artigo 22, no parágrafo único do Artigo 26, no *caput* do Artigo 27 e, por fim, nos Artigos 32 a 39, somente terão plena eficácia a partir da data da assinatura do Contrato de Participação no Novo Mercado pela Companhia perante a Bolsa de Valores de São Paulo - BOVESPA.

## 20.00 - INFORMAÇÕES SOBRE GOVERNANÇA CORPORATIVA

**Informações gerais relativas especificamente à Companhia:**

A MMX é integrante do Novo Mercado da BOVESPA, segmento que apresenta os mais altos padrões de governança corporativa disponíveis no mercado. A MMX, além disso, é uma empresa socialmente responsável e atua de forma integrada com todas as comunidades que fazem de alguma forma parte das suas atividades.

A Oferta Pública de Ações Ordinárias foi encerrada em 24 de agosto e realizada com sucesso. A distribuição, direcionada para investidores qualificados no Brasil e no exterior, foi de 1.373 mil ações e alcançou valor bruto de R$1.042 milhões. O preço unitário, determinado pelo processo de bookbuilding, foi fixado em R$815,00.

A MMX ingressou no Novo Mercado da Bovespa, com o início da negociação das suas novas ações ordinárias, sob o código MMXM3. A Companhia passou a integrar a carteira do Índice de Ações com Governança Corporativa Diferenciada (IGC). A cotação das ações é unitária e negociada em lote de cem ações.

Ao listar suas ações no segmento do Novo Mercado, a MMX se compromete a agir dentro das melhores práticas de Governança Corporativa.

O Conselho de Administração é composto por 9 membros, dos quais 6 são independentes. Por decisão do Conselho, foi criado Comitê de Auditoria, composto por 3 membros, todos independentes em relação ao acionista controlador e aos demais membros de sua Administração.

Nos termos da Instrução CVM nº 381/03, a MMX Mineração e Metálicos S.A. tem como procedimento submeter os honorários e tipos de serviços a serem prestados por seus auditores independentes à aprovação do Conselho de Administração da Companhia. A política de contratação adotada atende aos princípios que preservam a independência do auditor, de acordo com critérios internacionalmente aceitos, quais sejam: o auditor não deve auditar o seu próprio trabalho nem exercer funções gerenciais para o seu cliente ou promover os interesses deste.

O capital da MMX é composto exclusivamente por ações ordinárias, sendo assegurado aos minoritários, conforme Estatuto Social da Companhia, tratamento igualitário àquele dado ao acionista controlador, em caso de alienação de controle (tag along de 100%).

O capital social é representado, a partir de 7 de abril de 2008, por 304.609.840 ações, e o free float alcança 33% do total. A participação de investidores estrangeiros no free float é de 85% e de 28% no capital total da Companhia.

O site da MMX, na seção RI (www.mmx.com.br/ri) contém todas as informações necessárias da Companhia referente à sua política de governança corporativa e

constitui, pois, uma importante ferramenta para todos aqueles do mercado (incluindo seus investidores) que estejam interessados nela.

Por fim, é importante destacar que a Companhia busca sempre transmitir para as demais empresas do grupo todo o conjunto de regras de boas práticas de governança corporativa a que ela está sujeita, mesmo apesar de tais empresas serem de tipos societários distintos.

**Programa de Global Depositary Receipts - GDR**

Em 5 de fevereiro de 2007, foi iniciado o programa de Global Depositary Receipts - Nível 1 da MMX, aprovado pela Comissão de Valores Mobiliários ("CVM"), tendo como instituição custodiante o Banco Itaú e o Bank of New York como instituição depositária. A Companhia contratou também o CIBC Mellon Trust Company para atuar como co-agente de transferência dos recibos perante a Bolsa de Valores de Toronto ("TSX"). Cada ação ordinária equivale a 1 GDR, após o desdobramento de ações aprovado na AGE de 7 de abril de 2008.

**GDRs da MMX iniciam negociação na TSX**

Os GDRs - Nível 1 começaram a ser negociados na TSX em 27 de junho de 2007, com o código XMM, tendo sido aprovado pelo Comitê Executivo da Bolsa de Valores de Toronto, Canadá, em 30 de maio de 2007. Esta iniciativa da MMX, primeira empresa brasileira a listar na TSX, visa possibilitar a ampliação da base acionária da Companhia, ao atrair investidores especializados com conhecimento do mercado mundial de mineração.

## 20.01 - DESCRIÇÃO DAS INFORMAÇÕES ALTERADAS

30/04/2008 – Alteração do endereço da Diretoria de Relações com Investidores.

17/04/2008 – Alteração do capital social e do Estatuto Social, conforme deliberado em AGE realizada em 7 de abril de 2008.

Alteração do DRI e do Diretor Geral, renúncia de 2 diretores executivos, e reeleição dos demais diretores executivos, conforme deliberado em RCA realizada em 7 de abril de 2008. Abaixo as principais deliberações da RCA:

(i) Ratificar a assinatura, pela Companhia, do documento ("Indemnities Agreement") celebrado com a LLX Logística, IronX e Anglo American em 31 de março de 2008.

(ii) Aprovar o Protocolo e Justificação de Cisão Parcial da Companhia, com Versão das Parcelas Cindidas do seu Patrimônio Líquido para a IronX e para a LLX Logística, também firmado naquela data.

(iii) Aprovar o Laudo de Avaliação das parcelas do patrimônio líquido da Companhia a serem vertidas para a IronX e para a LLX Logística, elaborado pela KPMG Auditores Independentes.

(iv) Aprovar a convocação da Assembléia Geral Extraordinária para deliberar sobre a cisão parcial da Companhia (o que ocorrerá oportunamente).

(v) Tomar conhecimento da renúncia dos Diretores Luiz Rodolfo Landim Machado e Paulo Carvalho de Gouvêa. os quais em seguida foram indicados para membros do Conselho de Administração da Companhia, devendo tais indicações ser submetidas a aprovação dos acionistas da Companhia reunidos em Assembléia.

(vi) Eleger o Diretor Joaquim Martino Ferreira, para o cargo de Diretor Geral.

(vii) Eleger o Diretor Financeiro Nelson José Guitti Guimarães para o cargo de Diretor de Relações com Investidores.

(viii) Aprovar a reeleição dos membros da Diretoria da Companhia, os quais devem servir por um período de 1 ano - Eike Fuhrken Batista para o cargo de Diretor Presidente; Joaquim Martino Ferreira para o cargo de Diretor Geral e de Mineração; Adriano José Negreiros Vaz Netto para o cargo de Diretor; Dalton Nosé para o cargo de Diretor; José Luiz Amarante Araújo para o cargo de Diretor Comercial e Nelson José Guitti Guimarães para o cargo de Diretor Financeiro e de Relações com Investidores.

06/09/2007 – Alteração do capital social e do Estatuto Social e indicação de novo Diretor Comercial, conforme deliberado em RCA realizada em 31 de agosto de 2007. Abaixo as principais deliberações da RCA:

- Alteração do caput do Art.5 do Estatuto Social

**20.01 - DESCRIÇÃO DAS INFORMAÇÕES ALTERADAS**

- Aumento do capital social (R$ 288.964,20) e emissão de 14.980 ações, resultante de exercício de opções de subscrição de membros do Conselho de Administração
- Autorização para transferência de opção de ações para membro do Conselho de Administração
- Eleição de Diretor - Sr. José Luiz Amarante Araújo como novo Diretor Comercial
- Eleição de membro do Comitê de Auditoria

30/07/2007 – AGE realizada em 23 de julho de 2007 aprova desdobramento de ações (ex-desdobramento em 31 de julho de 2007), resultando na alteração do capital social e do Art.5°. do Estatuto Social; e elege o Sr. Luiz do Amaral de França Pereira como Membro do Conselho de Administração após a renúncia do conselheiro José Luiz Alquéres.

19/07/2007 – exclusão da participação acionária do acionista Gavião-M Investment após alienação de ações. Participação desde 09/07/2007 inferior a 5% - atual 4,87%

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

## ÍNDICE

01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

## ÍNDICE

August 5th, 2008

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

**File No. 082-35042**



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

1. *Consolidated Share Ownership Form for the month of May filed with Brazilian SEC on June 10, 2008(English version)*

2. *Public Announcemen filed with Brazilian SEC on June 12, 2008 (English version)*

3. *Economic and Financial Feasibility study of LLX Logística S.A. filed with Brazilian SEC on June 12, 2008*

4. *Public Announcemen filed with Brazilian SEC on June 19, 2008 (English version)*

5. *Material Fact Notice filed with Brazilian SEC on June 20, 2008 (English version)*

6. *Material Fact Notice filed with Brazilian SEC on June 20, 2008 (English version)*

7. *Public Announcemen filed with Brazilian SEC on July 1st, 2008 (English version)*

8. *Material Fact Notice filed with Brazilian SEC on July 3rd, 2008 (English version)*

9. *Consolidated Share Ownership Form for the month of June filed with Brazilian SEC on July 10, 2008(English version)*

10. *Material Fact Notice filed with Brazilian SEC on July 11th, 2008 (English version)*

11. *Public Announcemen filed with Brazilian SEC on July 11th, 2008 (English version)*

12. *Material Fact Notice filed with Brazilian SEC on July 16th, 2008 (English version)*

13. *Material Fact Notice filed with Brazilian SEC on July 21th, 2008 (English version)*

14. *Material Fact Notice filed with Brazilian SEC on July 22th, 2008 (English version)*

15. *Public Announcemen filed with Brazilian SEC on July 22th, 2008 (English version)*

16. *MMX Business Plan Update filed with Brazilian SEC on July 24th, 2008 (English version)*

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5558.

Very truly yours,

Gina Pinto

July 1, 2008

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

**File No. 082-35042**



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

1. *Consolidated Share Ownership Form for the month of May filed with Brazilian SEC on June 10, 2008(English version)*

2. *Public Announcemen filed with Brazilian SEC on June 12, 2008 (English version)* MMX divulga estudo de viabilidade econômico financeiro da LLX

3. *Economic and Financial Feasibility study of LLX Logistica S.A. filed with Brazilian SEC on June 12, 2008* Estudo de viabilidade econômico financeiro da LLX

4. *Public Announcemen filed with Brazilian SEC on June 19, 2008 (English version)* Assembleia de acionistas da MMX aprova cisão parcial

5. *Material Fact Notice filed with Brazilian SEC on June 20, 2008 (English version)* MMX anuncia novos gerentes de RI

6. *Material Fact Notice filed with Brazilian SEC on June 20, 2008 (English version)* Lembrete: data de referência para direito de recesso.

7. *Public Announcemen filed with Brazilian SEC on July 1st, 2008 (English version)* MMX celebra acordo para Aquisição de direito minerário (Bom Sucesso)

8. *Material Fact Notice filed with Brazilian SEC on July 3rd, 2008 (English version)* MMX conclui Aquisição do direito minerário de Bom Sucesso

9. *Consolidated Share Ownership Form for the month of June filed with Brazilian SEC on July 10, 2008(English version)*

10. *Material Fact Notice filed with Brazilian SEC on July 11th, 2008 (English version)* Esclarecimento Público

11. *Public Announcemen filed with Brazilian SEC on July 11th, 2008 (English version)* Esclarecimento Público

12. *Material Fact Notice filed with Brazilian SEC on July 16th, 2008 (English version)* notícia divulgada no Estado de SP.

13. *Material Fact Notice filed with Brazilian SEC on July 21th, 2008 (English version)* MMX rejeita acusação de crime ambiental

14. *Material Fact Notice filed with Brazilian SEC on July 22th, 2008 (English version)* MMX Presta esclarecimento sobre o processo de licitação da Ferrovia do Amapá

15. *Public Announcemen filed with Brazilian SEC on July 22th, 2008 (English version)* Aviso aos Acionistas

16. *MMX Business Plan Updat filed with Brazilian SEC on July 24th, 2008 (English version)* novo plano de negócios da MMX

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5558.

Very truly yours,

Gina Pinto

**CONSOLIDATED FORM**

**Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002**

Between May 1st, 2008 and May 31, 2008 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

| **Company Name: MMX Mineração e Metálicos S.A.** | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **(X) Board of Directors** | **( ) Executive Officers** | **( ) Audit Committee** | **( ) Technical and Consulting Committees** |

**Initial Balance**

| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
|---|---|---|---|---|
| | | | Same Class and Type | Total |
| Shares | Common | 2.081.680 | 0.68% | 0.68% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

**Transactions in the month**

| Securities / Derivatives | Securities Characteristics | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
|---|---|---|---|---|---|---|---|

**There were no transactions in the referred month**

**Final Balance**

| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
|---|---|---|---|---|
| | | | Same Class and Type | Total |
| Shares | Common | 2.081.680 | 0.68% | 0.68% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

**CONSOLIDATED FORM**

**Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002**

Between May 1st, 2008 and May 31, 2008 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

| Company Name: MMX Mineração e Metálicos S.A. | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | **(X ) Executive Officers** | **( ) Audit Committee** | **( ) Technical and Consulting Committees** |

**Initial Balance**

| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
|---|---|---|---|---|
| | | | Same Class and Type | Total |
| Shares | Common | 3.199.520 | 1.05% | 1.05% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

**Transactions in the month**

| Securities / Derivatives | Securities Characteristics | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
|---|---|---|---|---|---|---|---|

**There were no transactions in the referred month**

**Final Balance**

| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
|---|---|---|---|---|
| | | | Same Class and Type | Total |
| Shares | Common | 3.199.520 | 1.05% | 1.05% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

**CONSOLIDATED FORM**

**Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002**

Between May 1st, 2008 and May 31, 2008 the following transactions occurred with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

| Company Name: MMX Mineração e Metálicos S.A. | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | **( ) Executive Officers** | **( ) Audit Committee** | **(X ) Controlling Shareholders** |

**Initial Balance**

| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
|---|---|---|---|---|
| | | | Same Class and Type | Total |
| Shares | Common | 188.015.720 | 61.72% | 61.72% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

**Transactions in the month**

| Securities / Derivatives | Securities Characteristics | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
|---|---|---|---|---|---|---|---|
| Shares | Common | Itaú Corretora | Sale | 04/01/2008 | (86) | R$ 950.00 | R$ 81,700.00 |

**There were no transactions in the referred month**

**Final Balance**

| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
|---|---|---|---|---|
| | | | Same Class and Type | Total |
| Shares | Common | 188.015.720 | 61.72% | 61.72% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

Note: The informed total number of shares refers to the sum of shares owned by members of the referred Controlling Shareholder, plus shares owned by their related persons.

**MMX MINERAÇÃO E METÁLICOS S.A.**

**Public Company**

**PUBLIC ANNOUNCEMENT**

MMX Mineração e Metálicos S.A. ("MMX" or "Company") (Bovespa: MMXM3; TSX: XMM), in compliance with article 157 of Law 6,404/76, and CVM Instruction 358/02, hereby announces that the Economic and Financial Feasibility Study of LLX Logística S.A., a Company's subsidiary, is available at its website.

For additional information, please contact ri@mmx.com.br.

Rio de Janeiro, June 12, 2008

**Nelson José Guitti Guimarães**
Chief Financial and Investor Relations Officer
MMX Mineração e Metálicos S.A.

Verax consultoria
www.veraxc.com

R. Pamplona, 1018, cj. 51 - Jardim Paulista
01405-001 São Paulo – SP - Brasil
Tel 55-11-3266-7000



# Economic and Financial Feasibility Study of LLX Logística S.A.

Verax consultoria
www.veraxc.com

- Market Study

- Consolidation of assumptions and validation of the business model

**RAM Engenharia**
- Port Açu Project
- Capex estimate for Port Açu

**Sandwell**
- Port Brasil Project
- Capex estimate for Port Brasil

**PLANAVE**
- Port Sudeste Project
- Capex estimate for Port Sudeste

**NATRONTEC** ESTUDOS E ENGENHARIA DE PROCESSOS LTDA.
- Assumptions for the operating expenses for Port Açu iron ore

**Logiserv Consultoria**
- Operating expenses estimate for other loads of Port Açu, , Port Brasil and Port Sudeste.

**June 12th , 2008**

R. Pamplona, 1018, cj. 51 - Jardim Paulista
01405-001 São Paulo – SP - Brasil
Tel 55-11-3266-7000

# GENERAL INDEX

R. Pamplona, 1018, cj. 51 - Jardim Paulista
01405-001 São Paulo – SP - Brasil
Tel 55-11-3266-7000

R. Pamplona, 1018, cj. 51 - Jardim Paulista
01405-001 São Paulo – SP - Brasil
Tel 55-11-3266-7000

# 1 Foreword

This Feasibility study was developed at the request of LLX Logística S.A. (LLX or LLX Logística) with the sole purpose of meeting the legal and regulatory requirements of the Securities and Exchange Commission regarding the application for registration of a public company and the listing of shares issued by LLX Logística in Novo Mercado segment of BOVESPA

This Feasibility study was developed by Verax Consultoria e Projetos Ltda. (Verax) and was based on Verax's knowledge and understanding of the sectors and projects described herein, within the assumptions exposed herein and the limitations inherent to this type of analysis containing estimates and projections of macroeconomic, commercial and statistical data.

The study presents the results of a simulation of the demand for the port services to be offered by LLX Logística and includes an analysis of the potential profitability of the investment. It also presents, in a detailed manner, the results of several analyses supporting the establishment of potential volume targets to be met by the LLX Logística management.

As the study is based on independent analyses by Verax, future results might turn out to be different from those indicated by such analyses.

In order to understand this study properly one must bear in mind that the information herein, especially the projections, is subject to influence from several variables such as economic, regional, political and commercial factors that can change at any time, as well as various types of risks. These risks include but are not limited to the failure by LLX Logística to execute the business strategy described and to implement part or all of the projects described in this study within the defined schedule. These unforeseeable events and risks add a level of uncertainty to such information, which is based on assumptions that may not materialize in the future, either fully or partially.

Furthermore, the assumptions used for projecting LLX Logística's future results were based on our current understanding and capacity to forecast these assumptions and on the current market dynamics and values. Such assumptions may either not materialize or undergo changes during LLX Logística's operations. Even if they do materialize, several other factors that have not been considered, including those referred to herein, might play a determinant role in preventing LLX Logística from achieving the expected rates of return. Therefore, even if LLX Logística implements the projects in the manner and within the schedule described in this study, the costs, deadlines, service prices and other assumptions adopted by the company might turn out to be substantially different.

R. Pamplona, 1018, cj. 51 - Jardim Paulista
01405-001 São Paulo – SP - Brasil
Tel 55-11-3266-7000

Some of the factors that might have an impact on the assumptions regarding the future, and consequently on the projections made in this study, are:

- Brazil's economic, political and business scenario.
- LLX Logística's lack of operational track record which reduces the level of certainty regarding its capacity to develop its business plan with the anticipated costs and obtaining the forecast return.
- LLX Logística's capacity to implement its operational strategy and business plan, including its capacity to undertake loans when necessary and at reasonable terms.
- LLX Logística's level of debt and other equity obligations.
- Inflation, exchange rate volatility and interest rate fluctuations, amongst other macroeconomic variables.
- Changes in current and future laws and regulations, including those related to the environment and to the operation of private and mixed use terminals.
- Government interventions resulting in economic, tax, tariff or regulatory changes in Brazil.

LLX Logística's actual results may be hindered and consequently prove to be substantially different from the expectations described in our projections. Therefore, the projections cannot be seen as a guarantee of LLX Logística's future performance.

This Feasibility study does not contain all the information which may be important for making the decision regarding the investment, and are we not obliged to carry out any future alterations or updates to information, estimates or projections in this study, which may be subject to change. Potential investors should also carefully consider all available information relating to products and markets relevant to LLX Logistica´s activity.

As LLX Logística has no operational history, we have included macroeconomic, commercial and statistical information and estimates about the Brazilian economy, as well as other information about the markets in which the company will operate.

The information was obtained from various domestic and international public, autonomous and regulatory sources, such as the World Trade Organization (WTO), the Ministry of Agriculture (MAPA), the Ministry of Transport (MT), the Ministry of Mines and Energy (MME), the Brazilian Census Bureau (IBGE), the Brazilian Central Bank (BACEN), the National Commodities Corporation (Conab), the Energy Research Corporation (EPE), the National Oil, Natural Gas and Biofuel Regulatory Agency (ANP) and the port authorities in the states of São Paulo (CODESP), Rio de Janeiro (CODERJ) and Espírito Santo (CODESA), among many others.

We also consulted data published by reliable companies such as LLX Logística itself, MMX Mineração e Metálicos S.A. (MMX), MPX Energia S.A (MPX), Anglo

R. Pamplona, 1018, cj. 51 - Jardim Paulista
01405-001 São Paulo – SP - Brasil
Tel 55-11-3266-7000

American,, Petrobras, VALE and Companhia Siderúrgica Nacional (CSN), among others.

The methodology and terminology used by these sources were not always the same and data from different sources cannot be immediately compared. Furthermore, other similar studies might use different methodologies from ours and consequently produce results that are significantly different from our estimates which, as stated before, might be subject to the influence of economic, regional and commercial circumstances that could change at any moment.

We believe that the information herein was provided by reliable sources and as such due care was taken. Thus we assume that the macroeconomic, commercial and statistical data are correct and accurate, and they have not been checked in an independent manner.

The Feasibility study can be seen as an exercise of defining a base scenario which is associated to a demand scenario positioned between an average and an optimistic outlook for the future demand scenario for each service. It is a reasonable assumption scenario within an outlook of sustainable economic growth and economic stability in Brazil, as indicated by the current situation. The analyses suppose that: (i) the set of three ports of LLX Logística plus the MMX Minas-Rio system ore pipelines will be implemented by the scheduled dates; (ii) the port terminals will use modern and high productivity technology in all their operations (unloading, warehousing, handling, shipment or arrivals); and (iii) the terminals will be administered by a highly capable team with significant experience in port operations.

The information relating to OPEX and CAPEX was taken from studies conducted by specialized engineering and consultancy companies which LLX Logística made available to Verax for this Feasibility study. The studies were conducted by qualified companies with renowned expertise in port engineering, such as Sandwell, Planave and RAM Engenharia. In the case of OPEX, specialized consultancy firms such as Logiserv and Natrontec were hired. For the simulation exercise we checked the prices of services equivalent to those charged by similar existing service providers. The prices presented are only an indication of average prices currently charged by competitors **and therefore must not, in any way, be considered as future price expectations. However, as future prices are unknown and uncertain, we have adopted the aforementioned prices for the business specifications and profitability simulations.**

Enclosed are the CVs of the main individuals and businesses that took part in this study.

R. Pamplona, 1018, cj. 51 - Jardim Paulista
01405-001 São Paulo – SP - Brasil
Tel 55-11-3266-7000

# 2 Introduction and background of the projects

The sharp increase in global trade has been partly due to an improvement in port operations around the world. For example, the introduction of containers in the 1960s and of handling equipment has reduced ships' berthing times over thirty-fold.

The private sector started to provide services in Brazilian port terminals following the introduction of Law 8.630, of February 25, 1993 (Law 8.630/93), known as the Port Modernization Act. The efficiency of the ports increased significantly and for a few years the existing infrastructure was able to cope with the rise in flows. However, over the past few years, expansion of this port infrastructure has become imperative, resulting in the creation of new terminals, albeit still at a slow pace.

This increase in volume, together with the growth of the cities surrounding the main ports, has aggravated the already critical situation caused by shortcomings in the infrastructure and access. Today, Brazil's global maritime import and export operations present a low rate of efficiency and high costs when compared, with a few exceptions, to average operations in developed countries.

The vast majority of Brazil's port terminals currently operate with volumes over their optimum operating point, thus generating efficiency losses for the ports themselves and reducing the country's economic competitiveness on the international market.

Therefore, LLX Logística's business plans are timely and in line with Brazil's logistics needs. The depleted capacity of the Brazilian highway, railway and port networks in general, together with the accelerated growth in agricultural commodity and mineral exports have created ripe conditions for new large-scale investments in the country. In the economic context of large volumes being handled and current efficiency levels, investments in the transport infrastructure have proven very profitable for the private sector.

Some of Brazil's economic qualities have recently gained value with the fast increase in Chinese demand for supplies and food. Iron ore exports have grown by over 8% a year in the past seven years. Soybean and sugar exports are expected to rise in volume by an average 3% a year over the next ten years, while ethanol exports are expected to triple in the same period. Meanwhile, as domestic agricultural production begins to increase to meet rising global demand, this should prompt an 8% rise in Brazil's fertilizer imports.

Currently, agricultural bulk distribution tends to be directed towards the Santos and Paranaguá ports, while minerals from Minas Gerais are usually exported via Rio de Janeiro and Espírito Santo states. LLX's projects foresee the implementation of three ports strategically located in the aforementioned regions, with a proposal to create a complete logistics system rather than just an investment portfolio.

A properly planned port comes into this scenario with significant advantages. LLX Logística's ports would be built in areas with more space and with easier access. Unlike the old ports, these areas would be planned for the entire logistic supply chain , thus ensuring significant efficiency gains. The deep draft to meet the requirements of large

vessels plus the implementation of the planned high-capacity handling equipment represent significant advantages to the proposal.

Historically the implementation and operation of port infrastructures have not been considered profitable activities, hence the need for public investment in the majority of countries with a coastline. Nowadays, the scenario has changed. Ports have become sufficiently profitable to justify heavy investments in infrastructure, such as protection piers, large dredging operations, berths and long-access bridges. This new scenario has led to a surge in port privatizations around the world.

The LLX Logística terminals are to be installed in planned areas with orderly internal growth. They have been forecast to operate within international efficiency standards and in general have better access than the existing ports in the regions where they are to be built. By offering a more adequate infrastructure, the LLX Logística ports will have potential competitive advantages over their competitors. One of these advantages is that the ports will be built outside the area covered by public port authority legislation, thus enabling greater speed in both the construction and the operations of the ports.

Although a far-reaching and well-coordinated plan for a logistics infra-structure is highly pertinent, the LLX Logística project is bold and ambitious. The two largest ports, Açu and Brasil, will be multiuse terminals that will offer a variety of services with various different operational characteristics, such as:

- The types and geometry of the vessels.
- Necessary cargo handling equipment.
- Retro port area space and facilities.
- Operational means.
- Management and control means.

On the one hand, these aspects present difficulties that must be overcome by means of a carefully drawn-up basic project and through tight operating planning carried out by experienced professionals. On the other hand, the wide variety of services provided by the same port will enable the joint use of expensive assets, thus affording the investment a strong element of synergy.

The evaluation by Verax summarized in this Feasibility study is aimed at each specific line of business and **does not assess whether or not the combination of different activities is appropriate**. Even though a financial model can simulate a possible reality for each product, this tool is not capable of projecting the operational viability of the whole set of products, and therefore cannot ensure the success of the project.

It is extremely important to emphasize that during the business profitability simulation, the price assumptions used for the base scenario are coherent with the average prices adopted by Brazilian port terminals evaluated under current market conditions. In a scenario where demand is higher than the optimum capacity, port service prices rise,

R. Pamplona, 1018, cj. 51 - Jardim Paulista
01405-001 São Paulo – SP - Brasil
Tel 55-11-3266-7000

meaning that the currently charged prices may be inflated and generally higher than those charged by port terminals in developed countries. The additional capacity generated by the arrival of LLX Logística and of other terminals that have already been announced will diminish the overload, which in a balanced market should lead to a reduction in prices. LLX Logística also believes that if the additional capacity is proportional to the additional demand resulting from increased foreign trade, prices will not suffer from deflationary pressure. This rationale by LLX Logística was used by Verax in its investment return analysis.

**Document Structure**

The Feasibility study is structured in the following manner: it begins with a presentation of the basic methodology used, followed by a general overview of the port complexes and of the logistic services that comprise the business plan based on information provided to Verax by the LLX Logística management.

Next, the study describes and analyzes the potential businesses planned by LLX Logística. The texts follow the same structure, with a few variations: (i) recent background (ii) forecast demand (iii) current and future capacity (iv) projections for the LLX Logística ports, and (v) risks.

Based on the demand and price projections we carried out a financial appraisal of the business units including the following estimates (i) billing; (ii) fixed and variable operational expenditures (Operational Expenditures or "OPEX"); (iii) Selling, General and Administrative Expenses (or "SG&A"); and (iv) implementation and maintenance investments for each port (Capital Expenditures or CAPEX).

The information relating to OPEX and CAPEX was taken from studies conducted by specialized engineering and consultancy companies which LLX Logística made available to Verax for this Feasibility study. The studies were conducted by qualified companies with renowned expertise in port engineering, such as Sandwell, Planave and RAM Engenharia, while in the case of the OPEX, specialized consultancy firms such as Logiserv and Natrontec were hired.

Although Verax believes that the information taken from the aforementioned studies came from reliable sources, naturally it cannot guarantee its completeness and accuracy. The validity of the most significant information was verified by Verax. Whenever conclusions different from those of LLX Logistica´s management were found, such were explained and the causes duly discussed, but verification of the information was not exhaustive. There were situations (explained in the text) in which Verax maintained information provided by LLX Logística.

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# 3 Analysis Methodology

The evaluation of LLX Logística's business case was carried out with the use of a financial model and can be translated into the investment return rate. As its entry data, the model uses estimates of the demand for port services, of the investment required, of the operating expenses and tax structure and of prices charged.

Verax used investment, operating expenses and tax data which were supplied by LLX Logística and based on engineering studies especially commissioned for that purpose.

The demand and prices were determined by Verax and are described in detail throughout this Feasibility study.

The demand for port services for each of the projects proposed by LLX Logística was based on a supply projection for these businesses, always bearing in mind the forecast capacity for each one of them.

The supply/demand equilibrium was obtained through a detailed analysis of the local conditions for each type of cargo to be handled. In most cases the following process was adopted:

1. Projection of the future demand for the service.
2. Analysis of the port capacity for the service.
3. Analysis of price behavior.
4. Mapping of port and general logistics expansions.
5. Forecasting supply / demand equilibrium (with the necessary adjustments).

Although this is more or less standard procedure, several services required specific analysis due to difficulties in determining one of the variables mentioned above.

**The year of reference for the demand projections is 2016**. This means that subsequent volumes, which are necessary for the financial perpetuity model, are determined through simplified approximations based on the behavior until that date. It is important to point out that large infrastructure expansion or implementation plans, such as for port and land access, are usually announced around three years before their conclusion. Bearing that in mind, for the supply-demand balance that supports almost all the analyses carried out by Verax, port capacity supply is considered in line with plans announced **only for until the 2010-2012 period**. Capacity supply after this period is estimated according to past development. This may imply in the supply forecast being underestimated but it is unlikely that it is overestimated.. It is possible that confidential planned expansions might raise the capacity supply by a greater degree than that which has been verified in the information available to Verax, as it is also possible that not all the announced expansions shall be completed.

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One should also take into account that the demand is often divided between the supply capacity so as to balance it amongst the market players. However, in the case of the LLX Logística ports, this situation will be different because by offering competitive advantages in relation to other ports they will be better positioned to absorb increased demand. A greater market share absorption capacity was assumed for LLX Logísitca in relation to agricultural bulk loads and containers at Port Brasil. As a result the idleness rates for those terminals are lower when compared to others. This procedure was adopted so as to prioritize the construction of a more modern project, with a deeper draft, better access than some of the existing terminals and a potentially better organized retro area. Once again it is important to bear in mind that the simulation is just a simulation. Numerous hypotheses may be contested by one argument or another. Again, the simulation translates the evaluation of the Verax consultants and therefore contains their interpretations and perceptions of the market.

Some services have not been evaluated in as much depth as others, which is explained in a timely fashion throughout the study. In these cases, Verax used the demand and price projections provided by LLX Logística and is therefore not accountable for the accuracy or validity of the information.

The first version of this study was concluded in October 2007 and updated in March 2008. All the analyses are based on scenarios from that date as well as on information made available at that time. Even though subsequent alterations have been made to the document due to adjustments to the LLX business plan, the scenarios of analysis remain widely based on the scenarios and analyses conducted in the original version.

# 4 The Açu, Sudeste and Brasil Port Complexes

The LLX Logística port terminals are located in strategic areas of the country, as shown in the map below:


BRASIL
ARAGUAY

**Figure 1: Map of the LLX Logística port complexes**

The main characteristics of the LLX Logística port complexes are described below.

## 4.1 Port Açu

The Port Açu will be jointly built and operated by LLX Porto do Açu Operações S.A. (LLX Açu) and by LLX Minas-Rio Logística Comercial Exportadora S.A (LLX Minas-Rio). LLX Logística S.A owns 70% of the share capital of LLX Açu and 51% of LLX Minas-Rio. The remaining 49% belongs to Anglo American.

LLX Minas-Rio owns a 300-hectare area in the town of São João da Barra, in Rio de Janeiro state, where it will install a sea port terminal for iron ore. LLX Açu also owns a nearby area of approximately 7,500 hectares, where it will install the Port Açu complex. By means of an agreement signed with LLX Minas-Rio, LLX Açu has the right to share the port infrastructures of the Port Açu, including the access bridge and the sea-wall, as well as the option to build additional berths and carry out port logistic operations for third parties against the payment of a fee per ship/ per tonne to LLX Minas-Rio.

On June 20, 2007 the National Waterways Transport Regulator (ANTAQ) authorized LLX Minas-Rio to build and operate for an indefinite period, the private mixed-use Port

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Açu complex. The license authorizes both the handling of its own and third-party cargo. A Preliminary Environmental License was granted by the Environmental Engineering State Foundation (FEEMA) on December 28 2006, and an Environmental Installation License for beginning the construction work was granted on May 14 2007. In June 2006, the Minas Gerais and Rio de Janeiro state governments formalized their cooperation for the implementation of a logistics corridor between the two states. According to LLX Logística, the revised estimated investment for the Port Açu facilities is approximately USD 1,6 billion.

Port Açu will have two berths that are specially designed for the different types of products handled at the port, aimed at maximizing interaction and capacities and at meeting the requirements of a wide range of clients. The port's natural depth of approximately 15 meters will be increased to 18.5 meters to allow for the operation of larger vessels (Capesize).

Port Açu, where operations are scheduled to begin in the first quarter of 2010, will distribute iron ore produced by MMX (mentioned above), the parent company of LLX Logística, whose production is forecast to reach 26.6 million tons a year (Mtpy) of pellet feed in the first stage by 2011, and this amount is to double in the second stage, to be reached in 2014. The ore will be distributed through an approximately 525 kilometer-long ore pipeline linking the processing plant to be built by MMX Minas-Rio in the town of Alvorada de Minas, in Minas Gerais state, to Port Açu.

As of 2011, LLX Açu will start to operate the remaining piers to complement the port's ore activities with non-ore cargo. By the end of the study range, in 2032, it is forecast that Port Açu will handle 15.3 MT of mineral coal and coke, meeting the demand of the steel and pellet feed companies located in the port's retro are and coverage area. It shall also meet the needs of a MPX inside-the-fence thermoelectric plant with an installed capacity of 2,100 MW (three 700 MW modules) as from 2013, and the demands of the cement plants in the macro coverage area.

The port will also have a general cargo terminal which will handle, amongst others, steel products (11.2 MT), containers (330,000 TEUs) and granite (1.53 MT). Meanwhile, a liquid bulk terminal has been projected with an annual handling capacity of 4 million $m^3$ of Liquefied Natural Gas (LNG). Taking advantage of the privileged conditions available to meet the logistics and supply needs of the oil and gas exploration activities in the Campos Basin, two berths have been allocated for offshore logistics. These berths shall receive over 900 berthing operations a year and handle around 75,000 tonnes, of cargo, as well leasing an area of around 30,000 $m^2$ for the warehousing of supplied for offshore oil and natural gas exploration.

The adjacent 7,800-hectare retro area with multi-modal access and strategically located for Brazil's main economic region will allow the Port Açu to attract companies from various economic segments. The Port Açu Complex has also received the legal status of an Industrial District, which lays down favorable conditions for the installation and development of various types of industries including steel, thermoelectric, gas, automotive, metal-mechanic and refinery plants, as well as warehousing and logistics installations.

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## 4.2 Port Brasil

LLX Açu has signed an agreement with Espolio de Leão Novaes, by means of which it will receive a deed of assignment of inherited rights. Amongst the assets covered by the deed is the land with a total area of 19 million m², on a 4-kilometer long coastline, located in Peruíbe, 70 kilometers from Santos, in São Paulo state, where the Port Brasil will be installed. The final arrangements are being carried out for the transcription of the respective deed. Port Brasil will share the area with the Taniguá Industrial Complex, by means of the leasing of the area to other companies. The government has promised a 6 million m² area for the port, while the remaining 13 million m² will be divided between the industrial area and the environmental reserves.

The infrastructure of Port Brasil will include a 500,000 m² private maritime terminal, 11 berths and an 18.5 meter-deep approach channel allowing for the operation of Capesize vessels.

Operations at Port Brasil are scheduled to begin in 2012, and they will consist of distributing lump iron ore produced by MMX and by third parties in the region of Corumbá, in Mato Grosso do Sul state, with an estimated volume of 20 MT a year by 2015. Furthermore, by the end of the study range, in 2032, Port Brasil is forecast to handle 29 MT of agricultural bulk; 10 MT of fertilizers; 7.5 million m³ of liquid bulk and 3.2 million TEUs a year originating from different production areas in its hinterland.

The port's 13 million m² adjacent retro area is connected to the main highways and railways that access Brazil's most important economic region and is strategically located to overcome bottlenecks, increase operating efficiency and diminish the road and environmental impact in the region. Port Brasil industrial complex will be able to absorb companies from different economic segments, including consumer electronics, metal mechanic, logistics and distribution centers and assembly lines, amongst others.

## 4.3 Port Sudeste

LLX Açu has acquired a land lot in the town of Itaguaí, in Rio de Janeiro state, for Port Sudeste to be located near the VALE and CSN ports. Port Sudeste will handle iron ore from Minas Gerais state on a 512,000 m² area and operations are scheduled to begin in 2011. The port is strategically located near the Sepetiba Port, however a tunnel and access bridge are needed to connect the yards to the pier. It intends to reach a volume of 25 MT per year by 2015, remaining at that level until 2032.

The region can be accessed by an MRS railway line and by the BR–101 highway. The Federal Government has recently approved an investment for the construction of a road arch linking the terminals in the Itaguaí region to the BR-116 (Rio de Janeiro – São Paulo), BR-040 (Rio de Janeiro –Belo Horizonte) and BR-101 (Rio de Janeiro – Campos de Goytacazes) highways. This development will eliminate the need to cross

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Rio de Janeiro city and facilitate the connection between the Sepetiba Port and Brazil's main cities. A concession to manage the stretch of the BR-101 between Rio de Janeiro and the state border with Espírito Santo was recently granted to a private enterprise.

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# 5 Analysis of the demand for the main services at the Açu, Sudeste and Brasil Port Complexes

We have evaluated 17 business proposals made by LLX Logística[1]. Figure 1 shows the share of each business in the total EBITDA determined by Verax, classified according to the predictions made available by LLX Logística in its plan.


% Ebitda total
(USD) 2016
Port Açu
Port Brasil
Port Sudeste
28,8%
43,8%
54,9%
65,9%
72,4%
78,6%
84,0%
89,0%
91,8%
93,9%
95,5%
97,0%
97,9%
98,8%
99,4%
99,8%
100,0%
Iron Ore
Iron Ore
Containers
Iron Ore
Steel Products
Agricultural bulk
Fertilizers
Coal
Containers
Land Leasing
Port Tariffs
Ethanol
Port Tariffs
Linquefied Natural Gas
Land Leasing
Offshore supply base
Granite and ornamental Stones

**Figure 2: Evaluated businesses and their share in global operations (% of the total EBITDA in 2016)**

Below is an description of the potential handling volumes and services of each type of business for each port in the year of 2016, for subsequent expansion by the year 2032. Based on the 2032 results, continued operations are presumed for complete evaluation.

[1] Two businesses of which the total revenues do not exceed US$1.0 million, have not been evaluated: tug boats and utilities. The leasing values for the area (Açu and Brasil Ports), port fees and offshore support base were estimated based on the proportion of the Port's total billing.

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The simulation was carried out in an independent manner by Verax, except in the following cases: 1) leasing of the areas in the retro area and in the industrial complex of the Açu and Port Brasils, in which the prices used in this feasibility study are those adopted by LLX Logística's financial analysis (the remaining aspects have been independently analyzed by Verax); 2) Regarding the volumes of iron ore to be distributed by the LLX Logística ports, where considerations were limited to those of a general nature and of access logistics; 3) in the analysis of the Port Açu's offshore support, in which Verax did not use its own assumptions but the ones used in the LLX Logística business plan. As regards this item, however, we do present the market background, a survey of current and future capacity and a careful consideration of the existing risks.

Throughout its execution, this exercise was carried out in an independent manner by Verax.

Each business is geared towards a specific supply, demand and pricing dynamic and was individually analyzed for defining a **base scenario** for the forecast demand.

Each business is presented according to its share in the EBITDA, in a decreasing order, and divided by port.

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## 5.1 Port Açu

### 5.1.1 Iron Ore

**Recent background**

Global iron ore production reached 1.7 billion tonnes in 2006, accounting for an 8.3% rise over the past 7 years. In 2006, Brazil was the world's second biggest iron ore producer with 317 MT, only surpassed by China with 520 MT. The Brazilian ore is of a very good quality and is ranked second in terms of exported volume after Australia.

In the first seven months of 2007, Brazilian exports totaled 144.7 MT with a revenue of US$7.5 billion – corresponding to respective rises of 5.4% and 19% against the same period in 2006.

Iron ore pricing is carried out via contracts established directly between the mining and steel companies. Unlike commodities, the product is not traded in the commodities exchange, as its composition and granulometry can vary greatly from region to region. Prices are fixed on an annual basis, even for longer contracts. Usually the first big contract signed determines the price variations within the year. VALE, the world's biggest iron ore producer, has led price negotiations over the past 5 years and through an aggressive policy it has ensured sharp price rises (71.5% in 2005, 19% in 2006 and 9.5% in 2007 and 65% to 71% in 2008).

The 65% to 71% adjustment agreed in the first contract of 2008 between VALE and a steel industry group surprised a large part of the market. Projections by investment banks estimate rises of 30% (up to 50%) in 2008.The ebullience in the iron ore market, as well as the shortcomings in the Brazilian infrastructure, have provided significant opportunities for economically powerful integrated players.

**Ore pipeline transport infrastructure**

MMX Minas Rio's plans are to implement two ore pipelines for the distribution of 53.2 Mtpy of pellet feed, reaching full capacity by 2014. The first pipeline will begin operations in 2010 and the second in 2012, and both will transport a maximum volume of 26.6 Mtpy of ore from the MMX Minas-Rio mines. The distribution of ore via this pipeline offers the same level of certainty as the iron ore port terminal operations in Açu. The MMX Minas-Rio ore pipelines will take iron ore to a port that will be built and operated by LLX Minas-Rio, a partnership between LLX Logística (51%) and Anglo American (49%). LLX Minas-Rio will have the exclusive rights to handle MMX Minas-Rio's ore against the payment of a tariff established in contract. Of the volume to be transported via the ore pipelines, 10 Mtpy shall go to the Açu steel plant and the other 43.2 Mtpy shall be exported. The rest of the ore to feed the steel plant, with a production capacity forecast at 9.6 Mtpy, shall be received by rail.

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The estimated deadline for the start of the operations is very bold and will require intense efforts by the company. However, it has already been facilitated by the granting of an environmental license and by advanced negotiations for the right of passage.

According to the company, MMX Minas-Rio has already started to produce the 26.6 Mtpy necessary for the first ore pipeline at Serra do Espinhaço. A second pipeline is already being considered for the beginning of the next decade, pending confirmation of the availability of mineral resources and the granting of environmental licenses. Thus, the projection for the ore pipelines is practically guaranteed.

The actual execution of the MMX Minas-Rio plans shall ensure the feasibility of an iron ore terminal on the northern coast of Rio de Janeiro state.

The strategy of integrating the entire production and distribution system with the ownership of the mine, of the ore pipeline, of the pellet plant and of the port terminal has also been adopted by Samarco Mineração S.A. (Samarco) and has shown long-term success. Samarco is currently expanding its ore pipeline from 15 to 22 Mtpy of pellet feed.

Samarco's example has legitimized the strategy to be adopted by MMX Minas-Rio and LLX Minas-Rio.

**Demand for the LLX Logística services for third-party transport and railway access infrastructure**

In addition to the iron ore volumes that will be transported through the ore pipelines, LLX Logística's plan for the Port Açu foresees a volume of 10 Mtpy of iron ore being attracted to the port from other regions in Minas Gerais, to arrive by railway. Part of that volume shall be absorbed from the Serra Azul region, where MMX Sudeste or AVX already controls a complex which includes the AVG mine, although production is scheduled to be distributed via the Port Sudeste. Another part shall come from mines located in the iron ore region of Mariana through which the FCA railway runs. This operation shall begin in 2013, with 4 MT, reaching to 20 MT as from 2017.

Currently there are 13 operating mines in this region, with estimated iron ore reserves of over 2 billion tonnes. VALE and CSN have one mine each in the region. The remaining 11 until recently belonged to small to mid-sized mining companies, mostly family businesses. However successive takeovers, instigated by the high ore prices have led many of them into the control of the large mining companies, such as MMX Sudeste, or steel companies which dominate the logistics infrastructure and wield greater buying power.[2].

[2] As well as AVG and the Minerminas, which gave rise to AVX, there was the takeover of Minas Itatiaiuçu by London Mining, of Mineração J. Mendes by Usiminas and of Empresa de Mineração Esperança by the US fund Ferrous Resources. Companies such as Minerita and MBL, one of the few mining companies which are still family-owned, are being pursued intensely and specialists believe that

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It is unlikely that VALE enters the competition for purchasing new mines at the present time, as the takeovers would cost more than the expansions to their existing mines. Of the others, the only companies which would benefit from having their own logistics would be CSN and MMX Sudeste. The FCA railway connection, as will be explained below, and the Port Açu place MMX on a level footing with CSN, which has a terminal and has stock interest in the MRS railway.

Between them, these 11 mines have an established production capacity of 13 Mtpy[3] a year. Current enthusiasm in the iron ore market has prompted several plans to expand this capacity. New investments are being planned and it was estimated in October 2007 that production volumes may quadruple within a few years, taking the capacity up to 52 Mtpy.

AVG Mineração and Minerminas, recently bought by MMX Sudeste (formerly AVX) shall distribute its whole production to Port Sudeste. The 20 Mtpy of iron ore from third parties in Açu would originate from other mines in the region which do not have their own logistics facilities.

The future availability of these volumes as well their being effectively attracted to the port Açu **was not evaluated by Verax**, which restricted its investigation to the status quo of control over, and expansions to, the mines in the region. Although these volumes are not yet entirely established in the announced expansion plans for the regions, the growth rate of **forecast** expansions indicates a positive outlook regarding the availability of such volumes in 2017. In particular as regards the steel plant planned for Açu, for which business negotiations are already at an advanced stage.[4]

The railway transportation of the iron ore is scheduled to take place through the existing railway network and two distribution plans are being studied and illustrated in Figure 3.

The first solution would be distribution via FCA stretch from Miguel Burnier to Campos de Goytacazes, from where it would follow a 45-kilometer stretch to Açu that needs to be installed.

The initial stretch between Miguel Burnier and Cataguazes, needs to have its installed capacity increased. This is a long, old and sinuous stretch that has not received the investment foreseen in the concession contract. VALE, which controls the FCA, has not

---

their takeovers are practically inevitable ("Tão Valioso Quanto Ouro" Exame Magazine, Year 42, Ed. 911, pg. 78)

[3] Association of Serra Azul Mining Companies

[4] As per the news announced in May 2008, the president of the Techint group, Paolo Rocca, admitted to Valor newspaper that he is analyzing investment opportunities in Brazil. He confirmed interest in developing the steel plant project at Port Açu, in northern Rio de Janeiro state, which belongs to Eike Batista, of EBX. Techint's interest in securing a space in the Port Açu back-area with a steel plant to produce steel sheets and tubes, evaluated at US$ 3 billion, was revealed by Eike Batista himself in March this year.
Rocca stated: "We have analyzed this and other projects, but have not yet made a decision." He said that he is looking at other investment options in Brazil, where he controls TenarisConfab, a seamed tubing manufacturer. He admitted that the group had been interested in the steel plant project in Maranhão, which Vale do Rio Doce attempted to carry out, but that Techint was not convinced by the project location.

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yet signed the Conduct Adjustment Agreement with the ANTT (National Terrestrial Transport Regulator). Negotiations are underway, including some within VALE, which does not want to give up control of the railway. The possibility of third-party operation, under contract with Vale, is also being studied..

An increase to the line's transport capacity could represent a valuable opportunity after the construction of Port Açu, as the system would become an alternative to the EFVM, which is currently nearing its full capacity. There is the possibility of an understanding between the interested parties and negotiations are underway. The most likely business model is that whereby LLX invests in the rolling stock, other companies invest in the infrastructure and the FCA operates the line. However the stretch is old. As well following a sinuous route, it also uses special tracks, which cost up to 5 times more than the normal ones and need to replaced to some extent on order to capacitate the line.

The second solution would be the use of the MRS railway line starting at Minerminas, or with a possible connection to AVG. This alternative would require the transshipment of around 10 MT which would come from the Mariana region via the FCA to the MRS railway. The remaining volume of roughly 10 MT would be distributed from Serra Azul directly via the MRS. With the volumes grouped together, the 20 Mtpy of ore would be distributed via the Ferrovia do Aço railway line (linking Belo Horizonte to Barra Mansa, in Rio de Janeiro, and which is part of MRS), going down towards Barra Mansa and then to the Três Rios region where MRS (broad gauge) connects to the Centro Atlântica Railway line (FCA) (metric gauge). Upon reaching this stretch the ore would be unloaded into a yard and subsequently loaded onto an FCA train. The estimated cost is US$2 to US$3 per tonne and this type of operation is already being carried out on the Northern stretch of the Vitória Minas railway line (EFVM) by VALE. After the connection, the ore is transported by the FCA until Campos de Goytacazes, where it goes onto a 45-kilometer stretch to Açu that needs to be installed.

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SERRA AZUL
PORTO DE AÇU
RIO DE JANEIRO
MRS
FCA
E.F.VITORIA A MINAS
0 30 60 90
Kilometers

**Figure 3: Distribution alternatives between Serra Azul and Port Açu (Source: Verax)**

A forecast of the ore volume to be shipped from the port is shown in Table 1. The LLX Minas-Rio plans include the charging of US$6.65/t for shipping the iron ore from the ore pipelines, and US$10.50/t for the volumes delivered via the railway. However the plan does not set forth handling fees for the volumes of ore destined for the steel plant which arrive via the pipeline (10 Mtpy), but it does specify handling fees for volumes of sinter feed for the steel plant which would come via the railway.

The prices charged by LLX Logística for handling and shipping iron ore and paid by MMX Minas-Rio will be predetermined so as to ensure a specific return on the investment made by LLX Minas-Rio in the port infrastructure (15% pu of Internal Rate of Return to Firm ). The two companies have agreed that if the implemented project diverges from the original plan, the prices will be trued up.

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**Table 1: Iron ore handling at the port terminal (MT /year)**

| | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 |
|---|---|---|---|---|---|---|
| Export iron ore via ore pipeline – MMX/Anglo American (MT) | 20.00 | 26.60 | 34.60 | 43.2 | 43.20 | 43.20 |
| Iron ore via railway line (MT) | | | | 4.00 | 8.00 | 12.00 |
| Iron ore for steel plant from ore pipeline – w/out handling fee (Mt) | | | | 4.00 | 8.00 | 10.00 |
| Iron ore – total (MT) | 20.00 | 26.60 | 34.60 | 50.60 | 61.20 | 65.20 |

| 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 |
|---|---|---|---|---|---|---|---|---|
| 43.20 | 43.20 | 43.20 | 43.20 | 43.20 | 43.20 | 43.20 | 43.20 | 43.20 |
| 16.00 | 20.00 | 20.00 | 20.00 | 20.00 | 20.00 | 20.00 | 20.00 | 20.00 |
| 10.00 | 10.00 | 10.00 | 10.00 | 10.00 | 10.00 | 10.00 | 10.00 | 10.00 |
| 69.20 | 73.20 | 73.20 | 73.20 | 73.20 | 73.20 | 73.20 | 73.20 | 73.20 |

| 2025 | 2026 | 2027 | 2028 | 2029 | 2030 | 2031 | 2032 |
|---|---|---|---|---|---|---|---|
| 43.20 | 43.20 | 43.20 | 43.20 | 43.20 | 43.20 | 43.20 | 43.20 |
| 20.00 | 20.00 | 20.00 | 20.00 | 20.00 | 20.00 | 20.00 | 20.00 |
| 10.00 | 10.00 | 10.00 | 10.00 | 10.00 | 10.00 | 10.00 | 10.00 |
| 73.20 | 73.20 | 73.20 | 73.20 | 73.20 | 73.20 | 73.20 | 73.20 |

Port Açu will not charge port infrastructure fees for the handling of iron ore. These fees are also not charged at the VALE terminals at the Tubarão and Ponta da Madeira Ports, t

## Risks

Most of the demand for the terminal's handling services (73%) is for loads coming through the pipelines. Therefore, the risks associated with this demand are the same as those associated with the pipeline operations, which depend on the Anglo American plans, which are already underway.

The 20 Mtpy volume can be transported via railway and the revenues associated with the handling and shipping of these products at Port Açu have already been considered.

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The plan does not, however, include the necessary investment in railway lines, namely in the FCA and the construction of the 45 kilometer stretch. Therefore, the revenues associated with these volumes depend on the actions of an interested concession holder. EFVM's current low capacity and the option of distribution via Port Açu should be acknowledged as an important alternative and the LLX Logística project should quickly attract political support.

Although MMX's biggest competitors have the independent or shared control of the MRS and FCA railways lines, the fact that the system is a public concession still under the supervision of the ANTT should mitigate the risks posed by a conflict of interests between the companies. As Vale is the controller of FCA and also one of the main shareholders in MRS, as is CSN, and they could play a role that goes against the company's interests, thus posing risks to the group's plans regarding the 20 Mtpy that are transported via the railway line.

Still regarding the rail line, the eventual transshipment from the MRS (broad gauge) to the FCA (metric gauge) tracks makes the operation more expensive and reduces the competitiveness of the ore from the South of Minas Gerais. The associated cost generates bigger risks to the investment, especially in the event of a global price depression, although this hypothesis is far from the current scenario and from the projections by the analysts of the industry. The option of using only FCA requires an investment to increase the installed capacity of the stretch in question, as the line currently operates with low capacity and its layout is obsolete.

Lately the MRS railway line has received several enquiries about its capacity to distribute new and large ore volumes, to which it has confirmed its intention to increase the installed capacity of its railway network in order to meet future increases in demand.

It is estimated that MRS handled around 130 MT in 2007, of which roughly 75% is iron ore coming through the Ferrovia do Aço railway line. The company has claimed to have the capacity to absorb up to 300 MT, with roughly 200 MT being transported through the same Ferrovia do Aço stretch. According to MRS, a check on whether this claim is accurate would have to be carried out through engineering projects based on distribution simulations via a dynamic system. Currently, the stretch in Brazil with the biggest flow belongs to the Carajás system–Ponta da Madeira, with an average volume of 100 MT and an announced expansion to 130 MT. The line is currently a single track, but with numerous overtaking points. Vale is reportedly increasing its installed capacity to 240 Mtpy, with duplication of the entire line.

In the event of shortages in the transport capacity, MMX would be at a disadvantage, as VALE and CSN together own 43.3% of MRS and would have precedence in the use of the railway network to export their own ore. Currently MRS provides services for MMX and has shown every intention of maintaining this partnership in the long-term.

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## 5.1.2 Steel products

The Port Açu Complex will start to handle Brazil's steel exports as from 2011, but the complex will have two different operating fronts. The first consists of an integrated coke plant to make finished and semi-finished export products and the second consists of the export of steel products made by existing companies.

*Steel plant for export of finished and semi-finished products*

**Recent background**

Since the mid-1990s Brazil's steel industry has seen relatively modest quantitative growth. Raw steel volume produced in the country rose from 25.1 MT in 1995 to 30.9 MT in 2006[5], accounting for an average annual growth of 1.9%. In the same period, Brazil's share in the international steel market fell from 3.3% to 2.5%

However, the decline in Brazil's international share is in direct contrast to the country's renowned competitiveness in the international steel market. One of the main indicators of this competitiveness is production costs, and Brazil's hot rolled coil production costs are among the lowest compared to the world's leading steel manufacturers. In this regard, Brazil is on the same level as Russia and India, and far below some Asian, European and North-American countries[6].

Meanwhile, global slab export volume reached 32.3 MT in 2006, 16% more than in 2005. Brazil is the fifth biggest exporter of this product with 3.0 MT in 2006, 7% more than in 2005. The main buyers of Brazilian slabs are North America (57%) and Southeast Asia (23%).

**Capacity versus demand (current and future)**

Brazilian steel reached an installed capacity of 37.1 MT in 2006 against 28.3 MT in 1995, an average annual growth of 2.5%. As said before, Brazil's steel industry has great potential, but its capacity has grown at a moderate pace over the past few years. One of the main obstacles to a sharper increase in capacity has been the **protectionist measures** adopted by the governments of potential importing countries. Meanwhile, domestic steel product consumption has also shown modest growth, from 12.0 to 18.5 MT between 1995 and 2006, a 4% annual rise.

[5] 2007 Annual Statistics for the Metallurgic Industry – Ministry of Mines and Energy
3: According to World Steel Dynamics (2006) – Steel production costs (US$/t): Russia 250; Brazil 266; India 266; China 335; Taiwan 353;South Korea 362; Eastern Europe 363; Canada 365; Australia 375; Japan 378; US 388 and Europe 445.

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Between 1991 and 1993 Brazil's largest steel companies (Usiminas, Companhia Siderúrgica de Tubarão, Acesita, Companhia Siderúrgica Nacional, Cosipa and Açominas) were privatized and between 1994 and 2004 there was a boom in investment in the industry. The average annual investment in the period rose to US$1.27 billion against US$476 million between 1984 and 1993. However, instead of just aiming at increasing production capacity, the focus of investment was shifted towards a diversification of the mix of products, hence the low rate of growth in the post-privatization period despite the significant investments made.

However, the Brazilian steel sector is beginning a new investment phase. The annual investment forecast for 2005-2010 is US$2.18 billion, which will be focused on increasing production capacity. According to an estimate by the Brazilian Steel Institute (IBS), Brazil's steel making capacity will increase from 37.1 MT of raw steel a year to 42.8 MT by 2010. This projection refers only to the expansion of plants in operation, accounting for a 5.7 MT increase.

As for the newcomers, the Companhia Siderúrgica do Atlântico (CSA)- a partnership between German steel maker ThyssenKrupp Stahl and VALE – is expected to add an extra 5.0 Mt to the capacity, in relation to an integrated coke plant scheduled to start operations in 2009 with a 5 Mtpy capacity in the initial phase and expansions scheduled to bring that figure up to 10Mtpy, which is receiving a US$4 billion investment and whose production will be destined for export. Considering the initial phase of this new plant Brazil's total steel capacity will reach 47.8 MT by 2010.

Several projects for new plants have already been announced, but as construction has yet not started, the most likely hypothesis is that these plants will be fully operating only as of 2010.

Recently, IBS released the following installed capacity estimate for 2012: (a) existing plants: 52.2 MT (b) new plants: 6.3 MT (c) plants under-study: 7.5 MT. This results in a total rise in installed capacity to 66 MT. Bearing in mind the recurring delays in the implementation of new plants in Brazil, it is assumed that an installed capacity of 66 MT would effectively be achieved only in 2016.

In terms of supply, as an approximate estimate based on an idleness rate of 8%[7], 66 MT of raw steel may result in 56 MT of steel products (semi-finished and rolled products). In terms of demand, the IBS has estimated Brazil's steel product consumption will reach 28.2 to 33.3 MT by 2015 and 29.5 to 35.5 MT the following year. Meanwhile, imports are expected to account for 10% of total domestic demand - 3.0 to 3.5 MT. A more optimistic outlook regarding domestic steel product demand foresees a maximum export volume of 24.5 MT by 2016, 92% more than in 2006, while a more pessimistic outlook of domestic demand would point to exports of 29.5 MT and a 136% growth. We could also work with the assumption that the increase in exports will be mostly of semi-finished products (namely slabs), for which protectionist mechanisms have rarely been applied

[7] Typical idleness rate for the industry is 8%. Recently in Brazil this rate has been higher mainly due to an accident at CSN in 2006 and to Gerdau's expansion without fully using its recently installed capacity.

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Baptista F°. (2006)[8] pointed out that global slab demand reached 30 MT in 2005 and this figure will rise to 40 MT in 2010 and to 50 MT in 2015. On the other hand, if all the projects relating to slab production are carried out, supply would grow by 75.4 MT, which is totally inconsistent with the most optimistic demand forecast. In view of this, the actual construction of some projects will tend to discourage others from being carried out. This is particularly worrying in the case of projects that aim at supplying the spot market. In the case of back-to-back investments when there is a guarantee for the acquisition of semi-finished products, both by foreign partners and by the overseas subsidiaries of Brazilian companies, the risk is much smaller. Therefore, we can expect growth in the global slab market to be based much more on captive rather than spot sales.

According to LLX, there are indicators that the partner which intends to install its steel plants in Açu, manufacturing finished and semi-finished products, would have prior agreements to distribute the slabs produced there towards rolling plants abroad, which would reduce the business risk significantly. The recently announced interest of Techint in producing such products at Açu lends weight to the idea that the project will go through.

**Forecasts for Port Açu**

According to LLX Logística, the coke–fueled steel plant forecast for the Açu Industrial Complex will produce semi-finished (slabs) and finished products in 3 modules, to be installed in 3 phases: initial phase in 2013 with 3.2 Mtpy, with expansion to 6.3 Mtpy in 2015, and maturity in 2017 at 9.6 Mtpy.

Part of the production shall be transformed on site and the excess shall be transported to other units belonging to the group where the finishing processing shall be performed.

The project for this plant is rather daring. The forecast maturity volumes of the plant represent around 31% of the Brazilian raw steel production in 2006, that is 0.77% of worldwide production.

The intended volume of slabs for 2013, 2.5 MT, also represents 7.8% of the current global market for this byproduct. This figure is even more significant if we take into consideration that part the global slab market is captive.[9]

Considering the information presented, in brief, a new project at Port Açu Industrial Complex makes sense only if the project is associated with a foreign steel company that will use a significant proportion of the slabs to feed its rolled product production abroad. LLX Logística shares this perception and for this reason it is already seeking partnerships for the project. The main interested parties would be: (a) European companies that wish to interrupt their raw steel production (due to elevated costs and growing environmental restrictions) and maintain their rolled product output (b) Asian

[8] BAPTISTA F°., B. (2006). Brazil's Vocation as a Steel Supplier: slabs or finished products? Latin American Steel and Steelmaking Raw Materials Conference. Rio de Janeiro: American Metal Market/Metal Bulletin.

[9] In fact, according to Schröder's evaluation (2007), the recent internationalization of Russian steel companies will facilitate the distribution of semi-finished products made in their country of origin

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companies that are engaged in aggressive growth strategies but which intend to focus on downstream activities. Brazil is currently the country in the best position to meet this demand.

LLX has been developing negotiations with potentially interested parties to install this plant, however no publicly-announced agreements have been reached as yet.

***Third-party steel exports at Port Açu***

**Recent background**

Brazilian steel product exports totaled 12.5 MT in 2006, of which roughly 6.4 MT (51% of the total) was shipped via the Steel Terminal of the Tubarão Port Complex (Espírito Santo state). This terminal is owned by three companies: Companhia Siderúrgica de Tubarão (CST, which is controlled by ArcelorMittal and has been renamed ArcelorMittal Tubarão), Açominas (controlled by Gerdau) and Usiminas. Each one owns 1/3 of the port.

Another important port in this area of trade is Rio de Janeiro, from where 2.1 MT of steel products were exported in 2006, or 17% of the country's total. This port has been used by several companies: ArcelorMittal Belgo (namely by the Juiz de Fora plant), Gerdau Aços Longos Brasil, Gerdau Açominas (Ouro Branco plant), CSN, V&M do Brasil and Siderúrgica Barra Mansa.

Brazil's third main steel product export port is Cubatão Port (São Paulo), with a total of 1.7 MT (13% of the total), of which Cosipa accounted for 94%. Another less important user of this port is Gerdau Aços Longos Brasil (3%).

In order to draw-up an estimate of the opportunities to attract steel loads from the other Brazilian plants to Port Açu Complex, we have analyzed the ten companies with the highest export volume via the ports in the Southeast region, which represents Açu's coverage area.

**Forecast Demand**

The companies analyzed exported 11.4 MT in 2006, 91% of Brazil's total exports of finished and semi finished products. We have determined the production capacity of each company (current and forecast for 2016), as well as the production share that will tend to be exported. All the companies considered were contacted by Verax to discuss their investment plans and, mainly, their export logistics. Three main assumptions were used to draw-up this estimate:

> a) Even when the plant no longer has the conditions to carry out large-scale expansions due to a lack of space, we considered a potential increase of 2% a year in its installed capacity generated by the elimination of bottlenecks and by process optimization. This gain in productivity is considered as of the second year after the last planned expansion;

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b) We presumed that the all the plants, except when there is evidence to the contrary, will keep their commercial orientation, meaning that they will continue to give priority either to the domestic or to the international market;

c) The average idleness rate for the industry will be 8%.

According to the analysis, the ten companies' export demand from Southeastern ports will reach 22.1 MT by 2016, corresponding to an average growth rate of 6.8% a year. Each company's capacities and export volume is detailed in Table 2. It is important to point out that the data do not include the installed capacity and export volumes of newly-arrived companies in the market. One of the reasons behind this choice is that several of the announced new plant projects ended up being delayed or cancelled. Another reason is that new plants tend to build their own ports, as in the case of CSA – so as not to remain dependent on other companies.

**Table 2: Capacity and exports of the main Brazilian steel companies, 2006-2016 [Mt]**

| | | 2006 | 2016 | Assumptions |
|---|---|---|---|---|
| Arcelor Mittal Tubarão | Raw steel capacity | 5.0 | 8.8 | Expansion to 7.5Mt concluded in 2007; optimization between 2009 and |
| | Exports | 2.5 | 3.5 | Slabs will continue to be a relevant part of production. |
| Usiminas | Raw steel capacity | 4.8 | 7.6 | Expansion to 7.0Mt concluded in 2011; optimization between 2013 and |
| | Exports | 1.1 | 1.6 | *Domestic mkt to remain as the main focus* |
| Gerdau Açominas – Usina Ouro Branco | Raw steel capacity | 3.0 | 9.0 | Expansion to 4.5Mt (2007), 6.5Mt (2011) and 9.0 (2016) |
| | Exports | 1.8 | 5.7 | International mkt to remain as the main focus |
| Arcelor Mittal Belgo | Raw steel capacity | 3.9 | 6.2 | Monlevade Plant duplicated in 2011, Juiz de For a Plant duplicated |
| | Exports | 1.4 | 2.1 | Domestic mkt to remain as the main focus |
| CSN | Raw steel capacity | 5.6 | 14.6 | Itaguaí Plant in 2012; Congonhas Plant in 2015 |
| | Exports | 1.6 | 5.5 | Itaguái Plant totally aimed towards exports; Congonhas Plant |
| Acesita | Raw steel capacity | 0.9 | 1.1 | No large-scale expansion project |
| | Exports | 0.2 | 0.3 | Domestic mkt to remain as the main focus |
| Gerdau Aços Longos Brasil | Raw steel capacity | 5.5 | 7.5 | Expansion investments distributed among various plants |
| | Exports | 0.9 | 1.2 | Domestic mkt to remain as the main focus |
| Barra Mansa | Raw steel capacity | 0.6 | 1.6 | Resende Plant in 2011; Duplication of Resende Plant in 2015 |
| | Exports | 0.1 | 0.4 | Domestic mkt to remain as the main focus |
| V&M do Brasil | Raw steel capacity | 0.7 | 1.9 | Jeceaba Plant in 2010; optimization between 2012 and 2016 |
| | Exports | 0.2 | 0.7 | Half of the tube production of Jeceaba's Plant is for export |
| Cosipa | Raw steel capacity | 4.5 | 4.5 | No large-scale expansion project |
| | Exports | 1.6 | 1.1 | Expansion of hot rolled coil production to cause reduction in exports |
| **Total** | **Raw steel capacity** | **34.5** | **62.8** | |
| | **Exports** | **11.4** | **22.1** | |

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**Current and future port capacity**

The Steel Products Terminal of the Praia Mole Port, is currently Brazil's main steel export port, accounting for 51% of the industry's total exports in 2006. If we take into consideration the current mix of products, the port's capacity is estimated at 6.5 MT, but in 2002 it managed to export 7.5 MT.

Furthermore, the port is undergoing a series of operational improvements that will enable the export volume to reach 8.5 MT in 2008 and 10.8 MT in 2010. Also, a project to double the port's capacity to 13 MT should be executed between 2009 and 2010, and even to 17 MT a year if necessary. There are no forecasts of further increases above this level.

Currently, the Steel Products Terminal receives vessels of up to 70,000 tonnes and will continue to do so after the expansions. The main steel exporters in the port are also its owners: ArcelorMittal Tubarão, Gerdau Açominas and Usiminas. The port also exports products by ArcelorMittal Belgo (Monlevade plant).

As mentioned previously, if the expansion project of the Steel Products Terminal of the Praia Mole Port is executed, the terminal will be able to handle 13 MT of steel products, and we presume that the port's capacity will in fact be doubled by 2016. According to the data in Table 2, ArcelorMittal Tubarão, Gerdau Açominas and Usiminas' joint exports are expected to reach 10.8 MT in 2016. If we add the exports by the Monlevade plant to this figure, it will total 116 million tonnes. Therefore, **this terminal would have sufficient capacity to handle the entire exports of the four plants mentioned.**

We estimated that ArcelorMittal Tubarão, Gerdau Açominas, Usiminas and the Monlevade plant of ArcelorMittal Belgo will expand their exports by 5.8 MT, or 54% of the total increase forecast for Brazil's steel exports. CSN alone will increase its exports by 3.9 MT (or 36% of the total), and the company will tend to concentrate all its exports at the Sepetiba Port instead of the Rio de Janeiro Port. As CSN has already exported some 600,000 tonnes via Rio de Janeiro Port, this creates a possibility of additional handling for other steel plants. Meanwhile, an increase in the exports of ArcelorMittal Belgo's Juiz de Fora Plant and of part of the exports of Gerdau Aços Longos Brasil, Barra Mansa and V&M do Brasil will reach 1.4 MT. If we deduct the 600,000 tonnes from the reduction in CSN's exports, we conclude that Rio de Janeiro Port will be able to raise its steel exports by 800,000 tonnes. In the case of the Cubatão Port, a probable reduction in Cosipa's exports will also favor exports by other plants.

Therefore, Port Açu will compete with the other ports in the region for part of the semi-finished and finished steel product exports. In order to do so, the port will have to offer advantages in relation to its competitors, be they in terms of infrastructure or prices charged. Port Açu might also benefit from the difficulties in expanding the railway transport between Minas Gerais and the Praia Mole Port, through the implementation of

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the EFVM. In this case, the revitalization of the FCA stretch discussed in the Iron Ore sections is crucial to attract these loads.

In order to assess the attraction of the Port Açu, we once again carried out a separate analysis of each of the ten companies mentioned above and of their current logistics and potential interests regarding the arrival of a new port complex in the market.

**Forecasts for Port Açu**

Among the ten steel companies analyzed, four are unlikely to use Port Açu. These are ArcelorMittal Tubarão, CSN, Cosipa and Gerdau Aços Longos Brasil.

Throughout the course of this year, ArcelorMittal Tubarão has achieved a 7.5 MT increase to its production capacity. In 2006, the company's steel product exports totaled 2.5 MT, or 20% of Brazil's total steel exports. Even if the company does not engage in a new expansion, assuming it attains process optimization, the plant's capacity may reach 8.8 MT by 2016, and its exports 3.5 MT. It is important to point out that between 2008 and 2009, before the duplication of its hot strip rolling plant, the company will export up to 5.0 MT. As from 2010, the export volume will tend to diminish due to increasing domestic sales. All of ArcelorMittal Tubarão's exports should continue to be concentrated at the Praia Mole Port, which is located near the plant. The same line of thought applies to the Grande Vitória Plant, owned by ArcelorMittal Belgo, which exports some 300,000 tonnes through the Praia Mole Port.

CSN has a 5.6 MT capacity, and the company has been studying the possibility of building two new plants, one in Itaguaí (Rio de Janeiro) and another in Congonhas (Minas Gerais), each with a nominal capacity of 4.5 MT. The first will be focused on exports while the second will sell half of its production on the domestic market. CSN's exports will rise from the current 1.6 MT to 5.5 MT by 2016. Currently 60% of the company's exports are via the Sepetiba Port (operated by the company) and 40% via the Rio de Janeiro Port. The company has already declared its intention to concentrate all its exports at the Sepetiba Port, where it also ships iron ore and unloads coal.

Cosipa only exports through its own port terminal, which is located near the plant in Cubatão, São Paulo. In addition to this, the tendency is for the plant to reduce its exports due to increased investments in hot rolling, which means a reduction in the volume of slabs available for export.

Gerdau Aços Longos do Brasil splits its 0.9 million tonnes of exports between 17 Brazilian ports. Some 0.4 MT are shipped via the ports of Rio de Janeiro and Angra dos Reis. The company has shown little interest in using Port Açu, as its largest plant, Cosígua, is located near the Rio de Janeiro Port.

Three other companies could utilize Port Açu, in view of difficulties in increasing export volumes via the EFVM-Praia Mole Port corridor. If we take into consideration the rationale that this port will be duplicated, the problems to be overcome are restricted

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to the use of the railway line. The companies that fit into this category are: Gerdau Açominas – Ouro Branco Plant; Usiminas and ArcelorMittal Belgo- Monlevade Plant.

The premise used for defining the base scenario is the absorption of 25% of the increase in the export volume of these three plants.

The Gerdau Açominas – Ouro Branco Plant has an installed capacity of 3 MT and will achieve an increase to 4.5 MT still this year. Its exports totaled 1.8 MT in 2006 and they are expected to reach 3.0 MT as of 2009. Approximately 90% of the plant's current exports use the EFVM-Praia Mole Port corridor and 10% use the MRS-Rio de Janeiro Port corridor. This plant has the geographic advantage of being able to use both railways and it has already declared that after increasing its capacity to 4.5 MT, it will continue to use the Praia Mole Port for 90% of its exports. Therefore, it is assumed that no additional production from this stage would be exported via Port Açu.

The Gerdau Açominas – Ouro Branco Plant is probably the steel plant with the biggest growth potential in Brazil, as it has been forecast to produce 10 MT. Under current conditions its installed capacity may reach up to 12 MT, but this would probably not happen until 2016. It is assumed as a premise that the company will expand to 6.5 MT by 2011 and to 9.0 MT 2016. It is worth highlighting that these increases have not been approved by the company.

Considering a capacity of 9.0 MT in 2016, exports would grow by 2.7 MT, to 5.7 MT from 3.0 MT in 2010. We estimate that 675,000 tonnes of this could be exported via the Port Açu. The Gerdau Açominas – Ouro Branco Plant has a strategic interest in concentrating its exports at the Praia Mole Port, which it co-owns. The company has already said that it does not consider using any other port for its rolled product exports and therefore only semi-finished products could be exported via another port.

Usiminas has an installed capacity of 4.8 MT, which is going to be raised to 7 MT by 2011. Although its focus is on the Brazilian automotive market, with exports playing a secondary role, the company still exported 1.1 MT in 2006. This volume is expected to reach 1.6 MT by 2016. The company uses the Praia Mole terminal (which it co-owns) and has affirmed its intent not to use any other port. We also must consider the fact that one of Usiminas' shareholders[10], VALE, has publicly stated the need for investment to expand the company, which means that it is probably ready to meet Usiminas' additional transportation needs. Therefore, we believe that Port Açu might be able to ship some 125,000 tonnes from Usiminas.

The Monlevade Plant, owned by ArcelorMittal Belgo, exports 0.4 MT a year via the Praia Mole Port. The plant has an installed capacity of 1.2 MT. The plant has considered doubling this figure, but a decision has not yet been announced. The expectation is that the plant's capacity will in fact be doubled by 2011, thus raising the export estimate to 0.8 MT, of which Port Açu would ship 100,000 tonnes.

[10] The president of VALE, Roger Agnelli, recently announced the company's intention to sell its stake in Usiminas due to strategic differences

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The remaining companies V&M do Brasil, ArcelorMittal Belgo Usina de Juiz de Fora, Acesita and Barra Mansa, may choose to use Port Açu in view of their difficulties in increasing exports via the Rio de Janeiro Port.

This is based on the assumption that Port Açu will be able to ship 25% of these companies' additional capacity.

Steelmaker V&M do Brasil mainly uses the MRS railway line to transport its load to the Rio de Janeiro Port. The plant has an installed capacity of 670,000 tonnes, of which approximately 200,000 tonnes was exported in 2006. The company plans to install a new plant in partnership with Sumitomo, with a capacity of 1 MT of raw steel and 600,000 tonnes of seamless tubes. According to documents provided by the company, production will be shipped via the Rio de Janeiro Port. We have estimated a 0.5 MT increase in the company's exports, of which 125,000 tonnes could be exported via Port Açu. There is an MoU signed with LLX Logística regarding the coal imports for the operation of this plant, which shall be duly addressed in this Study.

In the case of ArcelorMittal Belgo, the Juiz de Fora Plant exports 350,000 tonnes a year via the MRS – Rio de Janeiro Port corridor. ArcelorMittal Belgo plans to duplicate the plant after the duplication of the Monlevade Plant. Although the Juiz de Fora Plant tends to focus on the domestic market, an increase in its installed capacity from 1.0 million to 2.0 MT by 2015 would generate an additional export volume of 300,000 tonnes, of which 75,000 tonnes could be exported via Port Açu.

Acesita, meanwhile, ships around 80% of its exports via the Sepetiba and Rio de Janeiro Ports, which are reached through the MRS railway line. The remaining 20% are transported via the EFVM railway line to the Vila Velha port terminal, in Espírito Santo. This terminal, which is considered by the company as the easiest for its exports, is currently overloaded due to strong competition mainly from higher-added value products. Acesita does not have any foreseeable plans to raise its capacity, but if we consider a natural optimization of the company's process by 2016, its installed capacity would rise from 0.9 MT to 1.1 MT, and exports from 0.2 MT to 0.3 MT. According to Verax's estimates, Port Açu would be able to ship 25,000 tonnes by Acesita (the company's exports are almost solely done through containers).

Barra Mansa currently has a plant in the town of the same name with an installed capacity of 0.6 MT. All the plant's exports below 0.1 MT are done via the MRS railway line and the Rio de Janeiro Port. However, Barra Mansa is building a new plant in Resende with an initial capacity of 0.5 MT, scheduled to start its operations at the beginning of the next decade. The second stage, of also 0.5 MT, will be conditioned to market growth and should be concluded by 2015. If the projections are confirmed, the company's exports would rise to 0.4 MT, of which 75,000 tonnes could be shipped by the Port Açu.

Generally speaking, the Port Açu Complex could absorb part of the increase in exports currently shipped via the Rio de Janeiro Port, to which the load is transported by the MRS railway line. However, this will not be an easy task as the MRS network is used by most of the steel plants in the Southeast region.

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According to the projections, Port Açu would have the potential to absorb 1.2 MT of exports in 2016, as shown in Table 3, and the Gerdau Açominas - Ouro Branco Plant would account for 56% of the port's third-party steel shipments.

**Table 3: Port Açu and steel exports in 2016**

| Company | Port Açu's strategic importance | Port Açu's exports (thousand tonnes) | Comment |
|---|---|---|---|
| ArcelorMittal Tubarão | Low | 0 | Close to Praia Mole Port |
| Usiminas | Medium | 125 | Shareholder in Praia Mole Port |
| Gerdau Açominas –Ouro Branco Plant | Medium | 675 | Served by EFVM and MRS. Shareholder in Praia Mole Port |
| ArcelorMittal Belgo | Medium | 175 | Port Açu could serve the Juiz de Fora and Monlevade Plants |
| CSN | Low | 0 | Exports are concentrated in Sepetiba Port instead of Rio de Janeiro Port |
| Acesita | Medium | 25 | Exports done mostly through containers |
| Gerdau Aços Longos Brasil | Low | 0 | Uses several ports and railway lines |
| Barra Mansa | Medium | 75 | Export logistics is under revision |
| V&M do Brasil | Medium | 125 | New plant is being built in Jeceaba |
| Cosipa | Low | 0 | Close to the Cubatão Port |
| **Total** | | **1,200** | |

## Conclusions: prospects forPort Açu

Port Açu could play a relevant role in Brazil's steel exports, with a potentially growing service demand reaching 7.50 MT in 2016 and 11.25 MT in 2032.

On top of the third party handling, this value also considers the potential installation of a steel plant at the complex that would export some 9.6 MT a year as of 2017. The steel plant's feasibility is based on the cheap supply of pellet feed by the MMX Minas Rio mines, on Brazil's low production costs and on the plant's proximity to the port. LLX Logística affirms that negotiations are underway with a large multinational steel group. Although demand for port services generated by the steel plant was included in the port's handling forecasts, the implementation of the plant is not part of the LLX Logística business plans.

We have estimated that steel exports will grow at an organic rate of 2% a year as of 2016, prompted by an increase in the steel plants' productivity.

The absorption of production by other steel plants in the region will depend on the installation of the berth and the proper handling equipment by 2011, as established in the LLX Logística plans.

**Table 4: Steel product handling at Port Açu Terminal (MT)**

| | | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|---|---|
| Steel products (MT) | Steel plant in Açu | 0.00 | 0.00 | 3.20 | 3.20 | 6.30 | 6.30 |
| | Other steel plants | 1.00 | 1.04 | 1.08 | 1.12 | 1.16 | 1.20 |
| | Total | 1.00 | 1.04 | 4.28 | 4.32 | 7.46 | 7.50 |

| 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|---|---|---|
| 9.60 | 9.60 | 9.60 | 9.60 | 9.60 | 9.60 | 9.60 | 9.60 | 9.60 |
| 1.22 | 1.25 | 1.27 | 1.30 | 1.32 | 1.35 | 1.38 | 1.41 | 1.43 |
| 10.82 | 10.85 | 10.87 | 10.90 | 10.92 | 10.95 | 10.98 | 11.01 | 11.03 |

| 2026 | 2027 | 2028 | 2029 | 2030 | 2031 | 2032 |
|---|---|---|---|---|---|---|
| 9.60 | 9.60 | 9.60 | 9.60 | 9.60 | 9.60 | 9.60 |
| 1.46 | 1.49 | 1.52 | 1.55 | 1.58 | 1.62 | 1.65 |
| 11.06 | 11.09 | 11.12 | 11.15 | 11.18 | 11.22 | 11.25 |

Current prices charged for the shipment of steel products are US$15/t for slabs and US$ 22/t for finished products.

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Although the mix of products to be shipped from Port Açu is partly comprised of slabs, LLX Logística believes that the generated economy in terrestrial logistics would enable the port to charge the same prices for slabs as for finished products currently on the market.

LLX informed that, in an MoU signed with the holding company of a leading multinational steel producer which is considering the development of a steel plant at Açu , handling prices have been agreed at US$ 22.2/t, which is in line with the current market prices. This price will be considered in Verax's simulations of return.

Port Açu would charge a port infrastructure utilization rate[11] for the handling of steel products. At the Santos Port this rate is currently US$0.74/t[12] for handled volume and US$0.14/t for berth occupation[13].

[11] At public ports the rates are defined by the port authorities, as defined by Law 8,630, from 1993 and under the supervision of ANTAQ. In the case of the LLX Logística ports, the rates will be set by the company based on the same table used by the public ports.

[12] Rates are charged according to the handling and type of cargo (general or containers). We presumed that steel product handling will be carried out through lots equivalent to containers with 30t of products each.

[13] Rates charged per linear meter of occupied wharf space for periods of 6 hours or a fraction thereof. The assumptions used to determine the total berthing time and the length of occupied wharf space were

- 240m long standard vessel with a container capacity of 3,000.
- Loading/unloading speed of 35 containers / h.
- Total wharfage/undocking time of 2 h.

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### 5.1.3 Coal

**Recent background**

Coal is the world's most abundant fossil fuel. Current proven reserves stand at over 900 billion tonnes, which corresponds to 147 years of consumption at current levels[14]. While on the one hand coal causes more pollution, it is also very cheap and is the most widely used electric power source in the world (38%[14] of the total). Table 5 shows a comparison between the prices of the main energy sources.

Brazil possesses reserves of coal with low calorific power and a high concentration of impure elements, and so cannot be used by steel plants. Its largest reserves are in the South. However, despite ocean freight costs, high quality imported coal is still Brazil's cheapest energy source.

**Table 5: Recent energy costs in Brazil**

| Current energy prices in Brazil | |
|---|---|
| Energy source | US$/ MBTU |
| Coal – South Africa FOB + freight (approximate)[15] | 2.94 |
| Bolivian natural gas – Southeast region (price and transport until city gate[16])[17] | 5.49 |
| Local natural gas – Southeast region (price and transport until city gate)[17] | 5.95 |
| A1 oil -Southeast region [17] | 8.00 |
| LNG spot + freight (approximate)[18] | 10.00 |
| Ethanol – Hydrated ethanol - São Paulo, spot[19] | 13.96 |
| Electric power - ACR – 5th Energy Auction[20],[21] | 14.62 |

[14] European Association for Coal and Lignite (Euracoal) – http://euracoal.be/
[15] Average price of South African coal (US$52/t) in January 2007 (Euracoal Market Report, January 2007), added to import freight. 6,000kcal/kg of calorific power is assumed (steam-coal). The average freight price of 18US$/t was estimated based on current bulk transport contracts and voyage charters signed by the Dampskibsselskabet NORDEN A/S navigation company in 2006, considering a distance equivalent to the route between Cape Town and the Port Açu.
[16] Natural gas transfer point between the exploration company and the gas pipeline, already under the ownership of the concession company.
[17] ANP. Average of 30 days between 08/06/2007 and 09/06/2007
[18] LNG sale price added to import costs. GásEnergy in the press (08/31/2007).
[19] BM&F Ethanol. Average of 4 weeks prior to 08/06/2007.
[20] Sale price of energy in a Regulated Buying Environment (ACR), carried out on 12/14/2006, for supply between 2007 and 2013 (A-1 Auction). The R$ 104.74/MWh price was converted at the exchange rate of 2.1 R$/dollar.
[21] Presumed thermal energy-into-electricity conversion rate of 3.412 MBTU per MWh, valid for a modern thermoelectric plant (BP Statistical Review of World Energy, June 2007).

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Unlike other fuels such as oil and natural gas, coal reserves are better distributed around the world and so the international trade is small in relation to consumption. Coal contracts are negotiated bilaterally and not on commodities and futures markets.The world's eight biggest coal exporters[22] in 2005 were Australia (231 MT), Indonesia (108 MT), Russia (76 MT), South Africa (73 MT), China (72 MT), Colombia (56 MT), the USA (45 MT) and Canada (28 MT), of which only Australia, Indonesia, Russia and the USA have anthracite coal, which is used in steelmaking. In terms of location, South Africa and Colombia are the most convenient suppliers of high quality steam coal to Brazil's thermoelectric plants. The world's biggest coal importers are Japan (178 MT), South Korea (77 MT) and Taiwan (61 MT).

Coal's attractiveness compared to other energy sources varies according to environmental pressure and to the prices charged for other sources such as oil and its derivatives and natural gas. Some Asian countries, especially China, have suffered much less from these pressures and their speedy economic growth has enabled them to use coal as a primary energy source. As a result, Asia has prompted an increase in global coal consumption, as shown in Figure 4.


CAGR 96-06 of Coal consumption x CAGR 96-06 Primary sources consumption - Selected countries
Coal
6,0%
5,0%
4,0%
3,0%
2,0%
1,0%
0,0%
-1,0%
-2,0%
-2,0%
-1,0%
0,0%
1,0%
2,0%
3,0%
4,0%
5,0%
6,0%
Asia and Pacific
Middle East
World
Brazil
North America
Africa
South and Central America
Europe and Eurasia
Primary Sources

**Figure 4: Comparison between growth in primary energy sources and coal consumption, by regions of the world and Brazil**

[22] 2005 data, World Coal Institute (WCI) – http://www.worldcoal.org/.

Verax consultoria
www.veraxc.com

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Brazil has prioritized other energy sources: in 2006 coal accounted for only 6.4% of the country's overall energy source and for 1.6% of the electric power system, and coal consumption totaled 13.1Mtoe[23] - a 1.42%[24] rise over the previous ten years[25] . Brazil currently has seven coal-powered thermoelectric plants, with an installed capacity of 1,415 MW. At the current growth pace, by 2016 Brazil will consume 15.1 MT through energy generation.

Brazil's coal reserves are estimated at 32.3 billion tonnes and are mainly concentrated in the South, where Rio Grande do Sul state holds the biggest mines and 89% of the region's total. However, the region's coal has low calorific power and a high impurity rate, and its entire production is sold to thermoelectric plants. For this reason, it is also cheaper, at around 16 US$/t against 70 US$/t charged for imported coal (CIF)[26].

However, the product's low quality and a lack of adequate logistic conditions means Brazilian coal is only of interest to thermoelectric plants located near the coal mines[27] – in the South. In addition to this, as it is not cokeable, local coal cannot be used efficiently in steelmaking. Therefore, Brazil's pig iron industry for export or steelworks absorbs almost all coal and coke imports, which are mainly from Australia (34%), the USA (28%) and Canada (13%).

National steam-coal production totaled 2.4Mtoe in 2006, 2.6% more than in 1996 (CAGR). Therefore we estimate that steam-coal production will reach 3.1Mtoe by 2016 and will be entirely aimed at thermoelectric plants, thus resulting in a deficit of 12.0Mtoe.

This deficit corresponds to the sum of the coal produced for coke plants and the majority of steam-coal for thermoelectric plants – for which at least 1.8 MT shall be imported by 2016 to meet an additional need of 700MW that were bought in an energy auction in 2005[26].

## Supply and demand of electric power

EPE[26] estimates increases in electric power demand of 5.1% a year to 2015 at the current economic growth rate; of 5.8% a year in a scenario of high economic growth and of 4.1% a year in a scenario of low economic growth[28].

[23] The tonne of oil equivalent (toe) enables the measurement of coal energy consumption despite the differences in calorific power between the various types of coal.
[24] Compounded Annual Growth Rate
[25] BP Statistical Review of World Energy, June 2007
[26] 2030 National Energy Plan– Coal - EPE
[27] Ten-Year Energy Expansion Plan – Vol. VIII. - EPE
[28] Considers average GDP growth rates of 4.0%,between 2007 and 2011, and of 4.5%, between 2011 and 2015, in the reference scenario; of 4.5% between 2007 and 2011 and of 6.0% between 2011 and 2015, in

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Based on a GDP growth rate of 3.0% to 4.5% between 2007 and 2011, this study has concluded that there are no risks of a deficit above 5%, in a scenario of confirmed investment and consumption efficiency gains as predicted. If demand is high, an additional 4,700MW will be required by 2014.

However, Brazil's recent speedy economic growth has increased the deficit risks. If we consider the average forecast GDP growth rate of 4.8%, the deficit risk may reach 5.9% in the Southeast, even with an additional 1,400 MW in 2011 – to be sold at the 2008 energy auction. Without the 2011 addition, the risk would rise to 7.3%, which according to Instituto Acende Brasil (the Brazilian Light Institute) would result in a deficit of 28%[29,30].

In order to increase the electricity supply and mitigate deficit risks, the government has encouraged the construction of thermoelectric plants, which despite being more expensive to operate than hydroelectric power plants, can obtain environmental licensing and be built quicker.

Coal is a safe, cheap and an operationally flexible energy source, hence the increased interest in this raw material. On the other hand, as it naturally causes more pollution, the environmental licensing process is slower and only granted with the use of new technologies to reduce pollution and $CO_2$ emissions, making the process costlier. This has kept investors away from generation, given that under current rules, in order to take part in new energy tenders it is necessary to own a prior environmental license, while the investor remain accountable for obtaining other licensing.

In mid-2006 there were five technical, economic and socio-environmental feasibility studies for coal-driven thermoelectric plants, totaling 3,148 MW[31].

**Forecast for Port Açu**

It is estimated that the industrial plants at the Açu industrial complex shall require roughly 6.4 MT of coal in 2013, 8.8 MT in 2015, and reaching the maximum demand of 11.5 MT in 2017, after which time this figure should stabilize. This complex will comprise a large steel plant, attaining production levels of 9.6 Mt in 2017, the MPX thermoelectric plant generating 2,100 MW as from 2013, and a iron ore pellet plant, also as of 2013..

Furthermore, there is potential demand for the receipt and distribution of cokeable coal to other steel plants in the region, from which it is believed that Port Açu may absorb 1.3 MT in 2016. Also considered was the agreement between LLX Logística and a steel plant as regards coke imports, already covered by an MoU signed by the companies.

---

the high scenario; and of 3.0% between 2007 and 2011 and of 3.5% between 2011 and 2015, in the low scenario

[29] Debate TV Estadão. "Until when will Brazil remain free of the threat of an energy blackout?". O Estado de São Paulo newspaper 09/09/2007, Economy Supplement, pg. B10

[30] The difference is mainly due to different criteria regarding what the critical level of water reservoirs must be before calling for rationing (10% for the first, 0% for the second)

[31] 2006-2015 Ten-Year Electric power Expansion Plan– Chapter III. - EPE

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Furthermore, it was considered that there would be a potential demand for coke from some cement factories spread around the region, estimated at 1.0 Mtpy, with which LLX Logística has maintained contact and even signed some MoUs.

The demands forecast by LLX Logística and covered by MoUs with steel companies and cement factories were considered by Verax in the return on investment analysis as volumes to be handled. **However there are no guarantees as to the volumes or terms forecast in the plan, which were indicated by LLX Logística.**

*Demand from the Açu Industrial Complex*

The steel plant which shall be installed at the Açu Industrial Complex will produce 9.6 MT of raw steel as of 2017, starting at 3.2 MT in 2013 and increasing to 6.3 MT in 2015, according to LLX Logística. Considering a rate of 0.8 tonnes of coal per tonne of steel produced, the demand shall be of 2.6 MT of mineral coal in the first phase, 5.0 MT in the second and 7.7 MT once maturity is reached as from 2017.

There is no coke or cokeable coal supply in Brazil, therefore once the plant is installed it will generate a stable demand for port services. An MoU has already been agreed with a large foreign holding company in the steel business to install the plant at the Açu Industrial Complex. Verax has considered the installation of this plant in its financial analysis, although the MoU does not represent a guarantee of the plan's actual execution.

Meanwhile, **the MPX coal-based thermoelectric plant** will start operations in mid-2012, consuming 1.2 MT of coal. In late 2012 an additional 700 MW module shall be installed and in mid-2013 the final module shall be added, with the same capacity. As from 2013 around 3.6 Mtpy shall be consumed to generate a little over 6,720 GWh a year[32]. A take-or-pay agreement shall be signed with MPX for the port handling of coal, accounting for 60% of the forecast total, which significantly reducing the business risks for LLX Logística.

Part of this energy will be sold to industries in the region through the free market The market has welcomed this prospect of guaranteed electrical energy supply to the industries in the Açu Industrial Complex.

Although demand for port services by the plant has been considered in our handling projections, the implementation of the plant does not feature in the LLX Logística business portfolio. On the other hand, an MoU and lease agreement have already been signed between the parties, thus ensuring the actual implementation of the thermoelectric plant..

Finally, the pellet plant will begin operations in 2013 and will consume 0.2 MT of coal that year and the next. Verax has not accessed any documentation ensuring the actual installation of the pelletizing plant at Port Açu. Although demand for port services by

[32] Based on the assumption of imported South African coal with 6,000 kcal/kg of calorific power and a thermal efficiency of 33% converted into electric power .These assumptions are in line with the 2030 National Energy Plan – Coal - EPE

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the plant has been considered in the port's handling projections, the installation of the plant does not feature in LLX Logística's plans.

*Demand from other steel plants in the region*

There are six steel plants in the region that use coal (the others use scrap iron): Arcelor Mittal Tubarão, Belgo – Monlevade Plant, Cosipa, CSN, Gerdau Açominas and Usiminas.

CSN and Cosipa have their own coal-unloading terminals, in Itaguaí-Rio de Janeiro and in Cubatão-São Paulo, respectively. Both ports can be expanded and the MRS Railway line utilized by the companies has sufficient capacity to meet their demands. Future steel plants CSA (Thyssen Krupp and VALE) and CSN's second plant, both to be installed in Itaguaí, will also use their own terminals.

Arcelor Mittal Tubarão is located in the vicinities of Tubarão port, and therefore does not need to receive its coal via Port Açu.

Usiminas, Gerdau Açominas and Belgo Monlevade are located in the Vitória-Minas Railway corridor (EFVM), owned by VALE, through which they receive iron ore and distribute steel products to the Steel Products Terminal, in Vitória-ES. As previously mentioned, the two companies own the terminal. Belgo Monlevade also distributes part of its production through the Steel Products Terminal, and the remainder is distributed through the Rio de Janeiro Port.

Coal for these plants is unloaded at the Steel Products Terminal, at the Praia Mole Port. The return of the empty freight cars is part of global iron ore distribution logistics. Therefore, it would be complicated to use another terminal.

However, difficulties are expected to arise from the insufficient capacity of the EFVM to distribute steel products to the port over the next few years. However, if improvements are carried out on the FCA, some of these products could be distributed via this railway (which brings less revenue to VALE). If confirmed, this hypothesis could result in coal unloaded at Port Açu. Under these conditions Port Açu could also handle coal for other steelmakers. However several VALE employees whom we consulted affirmed that the EFVM may receive investments which would significantly increase its capacity.

LLX Logística will look to establish a series of agreements with FCA to make the route feasible and connect the line to the Port Açu[33] (considering that 45 kilometers of tracks will be built to connect it to Campos de Goytacazes).

---

[33] The stretch between Miguel Burnier and Cataguazes is an FCA concession. The company has not made the investments foreseen in the contract and is at risk of losing control of the line to the ANTT. In this case the company would have to pay a R$300 million fine to the public coffers. The "subleasing" and increase in capacity of this stretch may become a valuable opportunity with the construction of the Port Açu. This is a possibility and negotiations are underway.

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The coal operation on this route would use the returning trains that had transported iron ore from Minas Gerais.

Meanwhile, of the plants in the Vitória-Minas axis, Belgo Monlevade would not demand coal distributed via the FCA, as the company already has a soon-to-be-expanded coke plant in the city of Vitória-ES. Monlevade's coal is received entirely via the Tubarão Port.

In this scenario, **only Gerdau Açominas and Usiminas would benefit from the possibility of receiving coal via Port Açu.**

Access to the **Gerdau Açominas** – Ouro Branco Plant via the FCA could be either via a small line that could be added after Miguel Burnier linking it to EFVM, or through rail transshipment onto trucks that would take the coal to Ouro Branco-MG, where the plant is located[34]. Both are metric gauge railways that can be interconnected.

The plant has an installed capacity of 3 MT, which will be raised to 4.5 MT before the end of the year. Its exports totaled 1.8 MT in 2006 and are expected to reach 3.0 MT as of 2009. This is probably the steel plant with the biggest growth potential in Brazil, as it was designed to produce 10 MT. Under current conditions, its installed capacity could reach 12 MT. However, this looks unlikely not happen before 2016. We presume that the company's capacity will be raised to 6.5 MT by 2011 and to 9.0 MT by 2016. It is worth mentioning that these increases have not been approved by the company's board of directors.

In order for the Port Açu to serve **Usiminas,** from Miguel Burnier onwards the coal could be transported via EFVM by means of payment to VALE for the right of passage, and then be taken to Ipatinga-Minas Gerais and João Monlevade-Minas Gerais.

This plant has an installed capacity of 4.8 MT, which is expected to reach 7 MT by 2011. Although its is focused on the Brazilian automotive market, with exports playing a secondary role, the plant still exported 1.1 MT in 2006, and this volume is expected to reach 1.6 MT by 2016.

**The demand for coal which can be supplied by the Port Açu was calculated based on a presumed market share of demand associated to the increases in the production of these two plants.**

However, this demand could only be absorbed as of 2011, when the port structures and the transport system will be fully implemented.

We believe that the two possible distribution systems could help increase the companies' flexibility.

[34] Alternatively, the coal can be transported via the FCA until Três Rios-Rio de Janeiro, where it could be transshipped into MRS freight cars and taken to the plant. However, this alternative is more costly than the first one.

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The base scenario foresees that 25% of additional demand can be absorbed by the FCA-Port Açu system. The following assumptions have also been adopted:

a) 0.8 tonnes of coal are used for each tonne of raw steel produced;

b) Even when the plant no longer has the conditions to carry out large-scale expansions, due to a lack of space, we considered a potential increase of 2% a year in its installed capacity generated by the elimination of bottlenecks and by process optimization. The optimization gain was considered as of the second year after the last foreseen expansion;

c) The average idleness rate of the industry will be 8%;

d) There will be no increases in capacity after 2016, only annual rises in productivity.

In addition to these demands, Verax also estimates the demand for coke from a steel plant in Minas Gerais, with constant annual volumes of 0.48 MT as from 2011, covered by an MoU with LLX Logística.

Another supply of demand considered is that from the cement factories[35] in the southeast region for coke imports, which total 0.99 MT (considered as constant throughout the period[36]. LLX Logística maintains that it has a series of agreements either signed or on the way to being signed with companies from the industry.

Table 6 shows the projections for coal demand that can be absorbed by the Port Açu, based on the assumptions mentioned above

**Table 6: Coal handling at the port terminal (Mtpy)**

| | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 |
|---|---|---|---|---|---|---|---|---|
| Steel plant at the Açu Complex | 0.00 | 0.00 | 2.56 | 2.56 | 5.04 | 5.04 | 7.68 | 7.68 |
| MPX Thermoelectric plant at Açu | 0.00 | 1.20 | 3.60 | 3.60 | 3.60 | 3.60 | 3.60 | 3.60 |
| Pellet Plant at Açul | 0.00 | 0.00 | 0.20 | 0.20 | 0.20 | 0.20 | 0.20 | 0.20 |
| Total internal demand at Açu | **0.00** | **1.20** | **6.36** | **6.36** | **8.84** | **8.84** | **11.48** | **11.48** |
| Other steel plants | 1.25 | 1.25 | 1.30 | 1.35 | 1.40 | 1.82 | 1.82 | 1.88 |
| Agreements with cement factories | 0.99 | 0.99 | 0.99 | 0.99 | 0.99 | 0.99 | 0.99 | 0.99 |
| Total from third parties | 2.24 | 2.24 | 2.29 | 2.34 | 2.39 | 2.81 | 2.81 | 2.87 |
| **Total** | **2.24** | **3.44** | **8.65** | **8.70** | **11.23** | **11.65** | **14.29** | **14.35** |

[35] There are 4 cement factories, as well as a company from another industry interested in coke imports for self-sufficient generation of electricity.

[36] In the cement industry there are no advantages of a significant scale, which leads to decentralized production amongst various plants of a similar size. Therefore it is reasonable to assume a stable demand given that such is based on supply agreements to a certain number of industrial plants.

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| | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|---|---|
| Steel plant at the Açu Complex | 7.68 | 7.68 | 7.68 | 7.68 | 7.68 | 7.68 | 7.68 |
| MPX Thermoelectric plant at Açu | 3.60 | 3.60 | 3.60 | 3.60 | 3.60 | 3.60 | 3.60 |
| Pelletizing Plant at Açu | 0.20 | 0.20 | 0.20 | 0.20 | 0.20 | 0.20 | 0.20 |
| **Total internal demand at Açu** | **11.48** | **11.48** | **11.48** | **11.48** | **11.48** | **11.48** | **11.48** |
| Other steel plants | 1.95 | 2.01 | 2.07 | 2.14 | 2.21 | 2.28 | 2.35 |
| Agreements with cement factories | 0.99 | 0.99 | 0.99 | 0.99 | 0.99 | 0.99 | 0.99 |
| Total from third parties | 2.93 | 3.00 | 3.06 | 3.13 | 3.19 | 3.26 | 3.33 |
| **Total** | **14.41** | **14.48** | **14.54** | **14.61** | **14.67** | **14.74** | **14.81** |

| | 2026 | 2027 | 2028 | 2029 | 2030 | 2031 | 2032 |
|---|---|---|---|---|---|---|---|
| Steel plant at the Açu Complex | 7.68 | 7.68 | 7.68 | 7.68 | 7.68 | 7.68 | 7.68 |
| MPX Thermoelectric plant at Açu | 3.60 | 3.60 | 3.60 | 3.60 | 3.60 | 3.60 | 3.60 |
| Pelletizing Plant at Açu | 0.20 | 0.20 | 0.20 | 0.20 | 0.20 | 0.20 | 0.20 |
| **Total internal demand at Açu** | **11.48** | **11.48** | **11.48** | **11.48** | **11.48** | **11.48** | **11.48** |
| Other steel plants | 2.42 | 2.49 | 2.57 | 2.64 | 2.72 | 2.80 | 2.88 |
| Agreements with cement factories | 0.99 | 0.99 | 0.99 | 0.99 | 0.99 | 0.99 | 0.99 |
| Total from third parties | 3.40 | 3.48 | 3.55 | 3.63 | 3.70 | 3.78 | 3.86 |
| **Total** | **14.88** | **14.96** | **15.03** | **15.11** | **15.18** | **15.26** | **15.34** |

Coal unloading prices are estimated at US$9.4/t, based on current market prices such as charged at Vitória Port. The price for coke handling was considered equal to that for coal handling.

Regarding port infrastructure utilization rates[37], no survey has been carried out in existing coal handling terminals. Therefore, we will base our estimate on the handling of fertilizer imports at Port Brasil. However, if competitor terminals do not charge this rate, as in the case of iron ore exports in VALE's terminals, LLX Logística might adopt this practice in order not to lose competitiveness, providing it is within its interest.

[37] In public ports these rates are set by the port authorities according to Law 8,630, of 1993 and under the supervision of ANTAQ. In the case of the LLX Logística ports, the rates will be set by the company, based on the table applicable to public ports.

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At the Santos Port the user rate charged on the unloading of fertilizer imports is US$1.22/t[38] for volume handled and US$3.45/m per berth per period[39].

## Risks

As coal is abundant and well-distributed worldwide, a shortage of supply and sharp price variances are improbable. Therefore, the greatest risks are associated to the effective realization of the forecast domestic demand.

Therefore, the success of the coal operation is directly linked to the implementation of the steel plant, of the thermoelectric plant and of the pelletizing plant, as well as the pre-signed agreement with various companies in the southeast, none of which has yet been confirmed.

The installation of the steel plant depends on LLX Logística's ability to attract an international company, a task which requires agility due to the fact that several similar projects have been announced recently[40]. An MoU has already been signed with a large foreign holding company in the steel industry to install the plant at the Açu Industrial Complex. Although this does not entirely guarantee the actual installation, it does minimize risks in the sense that there is a common interest in the execution of the development.

Meanwhile, the implementation of the coal-driven thermoelectric plant depends not only on the participation of an international investor but also on the approval of an environmental license. According to MPX, the plant will be equipped with systems to reduce environmental impact. In the case of energy sales in 2011, it is necessary to obtain a previous license before the new energy auction in 2008.

Once the thermoelectric plant is installed, the coal supply is ensured by a take-or-pay coal handling contract, accounting for 60% of the forecast volume, significantly reducing the business risks from LLX Logística's point of view.

Regarding supply to other steel plants, there are risks associated with the non-revamping (in time) of the Minas Gerais rail line and with the possibility that this

[38] Rate charged according to the cargo handled and its nature (general cargo or container). In the case of the Santos Port, as there is no coal handling, the rate adopted was the same charged for the handling of other solid bulk.

[39] Rate charged per linear meter of occupied wharf for periods of 6h or fraction thereof. The assumptions used to determine the berthing time and the length of occupied wharf were:

- Standard 280m-long vessel and 150,000t of gross load, according to the measurements of the ships that will transport the iron ore, given that these are the ships that will bring coal on the return trip.
- Vessel loading speed of 2,000 t / h.
- Total wharfage/undocking time of 2 h.

[40] Among these projects are: CSA (partnership between VALE and Thyssen Krupp), 2 new plants by CSN, a plant to be built in Anchieta-ES (partnership between VALE and Baosteel) and Ceará Steel (partnership between Dongkuk Steel, Danieli and VALE), as well as others currently undergoing feasibility studies.

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solution might not be attractive to the companies, as it might require changes in planning, in tariffs or even in layout, for instance.

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### 5.1.4 Containers at Port Açu

**Recent background**

The volume of containers handled in Brazilian ports has grown sharply, from 3.6 million TEUs in 2002 to 6 million TEUs in 2006, an 18.2% annual rise.

The Vitória Port, which is located in Port Açu's area of influence, grew at an average rate of 22.8% a year in the same period, thus raising the port's domestic market share.

The Vitória Port is currently overloaded and its main terminal, Vila Velha, handled 240,000 TEUs in 2006, 96% of the port's market share. The terminal's operations have also been hindered by the port's small retro area and the obsolete equipment in one of its two berths – the first aspect being the most critical.

Currently, the Vitória Port mostly handles loads from Espírito Santo state (approximately 70% or some 170,000 [41] TEUs), followed by Minas Gerais (approximately 18% or some 45,000 TEUs). See below a composition of the points of origin and destinations of the port's loads:

**Table 7: Origin and destination of cargo at Vitória Port**

| Exports via Vitória[42]- Origin | % | Total TEU | Total containers | Full containers |
|---|---|---|---|---|
| Espírito Santo | 57.2% | 70,204 | 53,789 | 36,774 |
| Minas Gerais | 27.7% | 33,931 | 25,998 | 17,774 |
| Bahia | 13.0% | 15,913 | 12,192 | 8,335 |
| Mato Grosso | 1.5% | 1,880 | 1,440 | 985 |
| Others | 0.6% | 769 | 589 | 403 |
| **Total** | **100%** | **122,696** | **94,008** | **64,270** |
| **Imports via Vitória -Destination** | **%** | **Total TEU** | **Total containers** | **Full containers** |
| Espírito Santo | 84.9% | 106,000 | 80,814 | 47,598 |
| Minas Gerais | 10.3% | 12,857 | 9,802 | 5,773 |
| Rio de Janeiro | 1.4% | 1,811 | 1,381 | 813 |
| São Paulo | 1.4% | 1,790 | 1,365 | 804 |
| Goiás | 1.1% | 1,330 | 1,014 | 597 |
| Others | 0.9% | 1,114 | 849 | 500 |

[41] Source: Aliceweb (containerable load divided by volume and adjusted according to the total number of containers per port).
[42] The main container export loads from Vitória are: pulp (36%), steel products (17%) and dimension stones (8%).

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| | | | | |
|---|---|---|---|---|
| **Total** | **100%** | **124,901** | **95,225** | **56,085** |

Despite the current bottleneck, the volume of cargo from Espírito Santo state that seeks other ports in Rio de Janeiro is still small, at 1.6% of the total. The volume of containerable load handled has remained practically stable, at 120,000t in 2006 and 44,000t[43]in the first eight months of 2007.

Meanwhile, cargo from Minas Gerais has shown a slight trend towards changing its port of destination. Over the past three years it has increased by 3% a year at the Vitória Port, by 9% a year at the Rio de Janeiro Port and by 37% a year at the Sepetiba Port. Although the volumes are still much lower than at the Vitória Port, which exports 47% of Minas Gerais' entire container volume, (against 21% in Rio de Janeiro and 21% in Santos), these figures reinforce the hypothesis of the existence of bottlenecks in Vitória.

In the long-term, the big difference in drafts will prove to be a crucial advantage to the region's deepest ports. Some shipyards have signed partnerships for greenfield investments in deeper ports, in order to obtain guarantees for transshipment services with bigger vessels.

The Vitória Port has a 12.5 meter-deep draft which cannot be deepened further due to the areas' geological formation. The Vila Velha Terminal also sits on an embankment, which hinders dredging operations near its berths.

## Demand forecast

Our demand projection was based on three essential hypotheses: a) an increase in the foreign trade/GDP ratio (b) Açu in the same area of influence as Vitória (c) there will be a captive load provided by the industrial complex that will be created next to the port.

Demand projections have also take into account a big difference in Brazil's foreign trade volume/GDP ratio (24%[44] in 2004) against the global average of 44%. This difference has diminished, as the global rate has grown by 4% a year compared to a 5.1% growth in Brazil. The demand projections are based on the evolution of this ratio, and foresee a 9% growth in the annual container volume.

As of 2004, the ratio has been distorted by the dollar's sharp depreciation and by the recent change in the methodology of GDP calculation. Therefore, our estimates were based on the previous trend as we believe it offers a better reflection of the macroeconomic context.

Based on a GDP growth projection of 4.5% a year for the next ten years and on a foreign trade/GDP ratio of 30% in the period, Brazil will trade some US$ 502 billion in 2016 (against US$228.9 billion in 2006).

[43] Aliceweb – Development Ministry
[44] WTO; BACEN

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In this context, national container handling would rise from 6 million TEUs in 2006 to 15.7 million TEUs in 2016. Meanwhile, demand for the Vitória Port would rise from current 250,000 TEUs to 650,000 TEUs, providing the current market share is maintained.

If we consider a capacity utilization rate of 88%, as recorded at the Santos Port taking into consideration seasonal effects, in order to handle 650,000 TEUs the region must offer a capacity of 740,000 TEUs by 2016.

From 2001 to 2006, however, Vitória's market share grew by 4% a year. This fact is associated to growth in the steel industry and to the industry's tendency become more evenly distributed around the country, moving away from the centers of São Paulo and Rio de Janeiro.

If numerous companies are installed in the industrial zone of the Port Açu's retro area, potential container handling demand at the port will rise substantially, especially due to the natural attraction the complex will have for foreign trade-specialized companies.

The area available for the industrial complex is 3,380 hectares, and the expectation is that 65% of it will be occupied by productive activities in 2016. The load generation potential of the complex is estimated at 0.0057 TEU/m² of occupied area (this coefficient has been empirically determined by Verax based on the analysis of samples by companies geared towards export). These figures indicate a potential handling volume of 124,000 TEUs by 2016, which is conditioned to the success of the industrial complex.

## Current and future port capacity

In 2006 the Vila Velha Terminal accounted for 96% of Vitória's market share and handled 4.7 TEU/m² against a benchmark[45] of around 4 TEU/m². This high productivity rate indicates that the lack of available area is a bottleneck for the terminal.

The company is planning to expand the area by leasing part of Capuaba, an unoccupied customs area of approximately 250,000 square meters. However, as seen with other areas in the region, its final concession could take time to materialize and might also end up being divided between other non-containerized port terminals.

The consolidation of the expansion plans and the acquisition of adequate equipment could lead the terminal to reach a capacity of 450,000 TEUs by 2010.

In addition to the Vila Velha Terminal, the Peiú Terminal handled 10,000 TEUs in 2006. However, as the latter has a diversified focus which includes vehicles and project loads, its container volume by 2016 is unlikely to be very significant, at an estimated 20,000 TEUs providing the terminal uses 20% of its area for that purpose. In addition to this, the terminal is unable to expand due to its 10.5m draft.

[45] Drewry - World Container Terminals 2006

Verax
consultoria
www.veraxc.com

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Therefore, the Vitória Port could reach a capacity of 470,000 TEUs by 2016. However, the Vitória Bay has space restrictions for the installation of other terminals.

There are, however, two other projects that could significantly raise container handling capacity in Espírito Santo state. The state government has announced a project for a deep-water container port to be built at the end of the Tubarão terminal. However, as well as there being no assurances that the investment will be made in the medium-term, there is a conflict of interests with VALE and the Praia Mole condominium (controlled by Gerdau, Usiminas and Cia. Siderúrgica de Tubarão). Meanwhile, the operation of a terminal in this geographical location would have logistical limitations

Recently VALE announced a plan to implement a multi-load large port in the region of Ubu that would be a big competitor for the Port Açu. The threat represented by this possible port **has not been considered in this analysis,** as there is a lack of precise and complete information about the plan. However, the plan itself reinforces the perception that the region needs an increase in its port capacity. Verax understands that any of VALE's plans in the region are far from being clearly defined.

If these latter ports are implemented, the potential market share of the Port Açu in container handling will be too small to justify the necessary equipment. The arrival of a first terminal will certainly discourage new projects.

**Forecasts for Port Açu**

Potential handling at Açu will be composed of loads derived from the Industrial Complex and loads captured within the region of influence, which include loads from Minas Gerais and the excess load from the Vitória Port.

The lack of capacity of the Vitória Port is estimated to redirect approximately 180 thousand TEUs to Port Açu, in 2016. This is a base scenario, which takes into account the current market share of the Vitória Port, which is around 4% of the entire Brazilian market.

Verax believes that, taking into account the historical data, this growth expectation is in accordance with market standards and expectations. This year, resulting **demand** at Açu would be 304 thousand TEUs.

The calculated capacity for the containers terminal at Açu is 350 thousand TEUs[46] per year, and is not a limiting factor for the estimated demand.

Different prices in the region may result in an unbalanced distribution. However, what we have observed in Brazil is that the price policy does not dramatically affect the market share distribution, but is a results of a level of market acceptance. An exception to the case is the recent handling level at the Sepetiba Port which, by means of an aggressive price policy, transferred shipowners from the Rio de Janeiro port.

[46] Hypotheses for the calculation of capacity: a) maximum berth occupation – 70%; b) productivity of 1 portainer - 25 transportations/hour; c) TEU/container ratio for the region – 1.3; d) seasonality coefficient – 0.88.

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Table 8: Handling of containers at the port terminal (MTEUs/year)

| | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 |
|---|---|---|---|---|---|---|---|---|
| Containers at Açu [M TEUs] | - | 0.02 | 0.09 | 0.16 | 0.23 | 0.30 | 0.30 | 0.32 |

| 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 | 2026 | 2027 | 2028 | 2029 | 2030 | 2031 | 2032 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 0.32 | 0.32 | 0.33 | 0.33 | 0.33 | 0.33 | 0.33 | 0.33 | 0.33 | 0.33 | 0.33 | 0.33 | 0.33 | 0.33 |

Part of this demand tends to be guaranteed by pre-established agreements with companies in the region. Until the development of this study a series of MoUs were already signed or in the final stages of execution, covering roughly 30,000 TEUs. In particular a significant volume of containerized sugar is being negotiated.

## Price of similar services

The main revenue sources of the container terminals are: loading/unloading operations and imports warehousing. The price to be charged, considering the return on investment simulations, are based on the results of the Santos Brasil terminal, in Guarujá-SP. In the final quarter of 2007, this terminal presented an average billing per TEU handled of US$237[47], which includes all revenues considering average US$ exchange rate in the fourth quarter of 2007.

Current prices in Santos are in a stage of recovery following a severe drop. Should all the current conditions be maintained, operating at a similar level of efficiency to a major terminal in the Santos Port, Port Açu may achieve similar earnings per TEU. The entrance of new players driven by the high tariffs, however, may change this scenario.

The prices presented are merely indications of the current average prices and do not represent expected prices to be practiced in the future.

Fees will also be applied for the use of the port infrastructure[48]. The expenses incurred by the user for this rate in Santos is of US$22.16/container[49] for handled volume and US$4.96/container for berth occupation[50].

[47] Santos Brasil's Gross Revenue (4Q2007)= R$135.4 million; Santos Brasil total handling (4Q2007) = 320,000 TEUs; Average US$ price 4Q2007 = 1.79 R$/US$.

[48] In public ports, these charges are defined by the port authorities, based on Law 8,630, as of 1993 and with supervision by ANTAQ. As regards the LLX Logística Ports, they will be defined by the company itself, based on the applicable table of public ports.

[49] Rate charged according to the handling and type of cargo (general cargo or container).

[50] Rate charged per linear meter of wharf occupied, for periods of 6h or fraction thereof. In order to determine the total laytime and the length of wharf occupied, the following assumptions were adopted:

- Standard 240-meter long vessel with a capacity for 3,000 containers, and average consignment of 500 TEUs.
- TEU / container ratio of 1.5, characteristic of the Santos Port.

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## 5.1.5 Leasing of industrial area

### Recent background

The concentration of several companies in industrial districts is an efficient way to promote the region's economic development. They can share investments in the infrastructures for road and railway access, energy, sanitation and others. These investments can be performed by the government, which, in general, grants tax incentives and promotes a speedier acquisition of environmental licenses.

In districts located next to ports, product loading and unloading structures are shared, as well as investments in drainage and control of maritime operations, which is particularly relevant for companies geared towards foreign trade.

### Similar cases

The Açu Industrial Complex is similar to two projects in the Northeast region, which have been established for some years: the industrial complexes of Pecém, in Ceará, and Suape, in Pernambuco. All of them pursue the installation of large industries, such as petrochemical, thermoelectric or steel industries which, in addition to bringing benefits, attract other auxiliary companies.

Pecém was planned in 1995 and began operations in 2001, by means of a Ceará state government initiative. It consists of a port with a draft of over 15 meters and focused on liquid bulks (particularly oil and oil byproducts), iron ore, coal and containers.

Attached to the port, an area of 200 km² was reserved for the creation of an Industrial Complex. As well as a major steel company, Ceará Steel[51], which would have a production capacity of 1.5 Mtpy of thick steel sheets and coils, there would also be two natural gas-driven thermoelectric plants with a total installed power of 550 MW. The complex would also have metal-mechanic, automotive and refinery industries and a petrochemical plant.

The lack of guarantee as regards the natural gas supply, however, has not allowed the first plants to be installed and, thus, the complex has not yet began its expected course of development.

The Suape Port, on the other hand, was conceived in the 1973 Master Plan of Pernambuco state, and began operations in 1984. It has a 17-meter deep draft and has been operating for several years as a fuel distribution center in the Northeast.

---

- Average vessel loading/unloading time of 35 containers / h.
- Total wharfage and undocking time of 2h.

[51] Partnership of the South-Korean steel company Dongkuk Steel with the Italian company Danieli and VALEVALE.

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The port has recently received several investments, among which we highlight the *South Atlantic Shipyard* and the Refinery to be built in partnership with Petrobras and with PDVSA. A further 70 companies are already installed there[52].

An example of the government participation as regards promoting industrial growth in the region is the Polyester Complex, through which the Pernambuco Development Program (Prodepe) has an agreement with the Italian group M&G to reduce ICMS (State VAT) by 80% for 4 years and by 70% for another 8 years. As for the Atlântico Sul shipyard, a 50% reduction to the IPTU (real-estate tax) a 60% cut in ISS (service tax) are being negotiated.

The management of the Complex has been seeking other structuring companies, closely linked to the port (high import and export demand). The most valued areas are reserved for this kind of company. Furthermore, Prodepe provides tax incentive rights, support for land purchase and carries out of infrastructure and facilities building work, as well as providing support for the industrial implementation, expansion or modernization.

**Forecasts for the Açu Industrial Complex**

Rio de Janeiro state is currently the second largest economic center in the country and accounts for 14.5% of the GDP. In order to maintain, or even to improve this position, the Rio de Janeiro State Industrial Development Company (CODIN) has also implemented tax incentive programs.

Being located in an area adjacent to the port, the Açu Industrial Complex will have an advantage from a logistics point of view. Another advantage is the installation of the thermoelectric plant, with 2,100 MW capacity (three 700 MW modules), which will allocate part of the energy to the Complex through agreements within the free contracting environment, thus ensuring supply even in the event of rationing of the interconnected national grid (SIN). Moreover, obtaining environmental licenses for the installation of plants in the region may be easier, as compared to other coastal regions, in view of the low biodiversity at the site.

The success of the industrial area leasing business will depend on the installation of infrastructure companies in the Port Açu region. This would lead to the arrival of other companies in the region, thus promoting the growth of the Complex. The location is favorable, lying between areas of major industrial activity: Rio de Janeiro, Belo Horizonte and mining areas, and Vitória. It will also depend on the government's ability to offer incentives that will make the LLX Logística proposal more attractive than Suape, Pecém and Anchieta (ES)

The LLX plan considers the availability of 3,380 ha[53], out of the 7,500 ha of the LLX Açu area, for the Açu Industrial Complex. This total availability was verified by

[52] These are petrochemical companies, logistics companies, soft drink industries and producers of dimension stones and ceramic, which bring with them suppliers and other related companies.

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Verax[54] based on the rates of occupation and the spatial requirements of similar port operations.

Of this area, LLX Logística shall allocate 1,200 ha to structural projects, especially the steel plant, the MPX thermoelectric plant and the pellet plant[55]. The remaining 2,180 ha shall be leased to other companies interested in developing the area.

Based on the Suape case[56], it was considered that 80% of the area set aside for leasing to (non-structuring companies), 1,744 ha, may be occupied by 2017, with this rate staying stable thereafter. It was assumed that the occupation would occur gradually, starting at 30% of the total in 2015, increasing to 55% in 2016, and reaching 80% in 2017.

Occupation of the part allocated for structural projects, on the other hand, develops proportionally to the installation of the steel plant[57] and the thermoelectric plant to be installed at the Industrial Complex: beginning with an occupation rate of 30% in 2012, rising to 60% in 2014 and reaching 100% in 2016.

---

[53] 100 hectares is equal to 1 million $m^2$ of area.

[54] 20% allocated to environmental reserves; 35% earmarked for public utilities; 300 ha for port operations of iron ore, 300 ha allocated to the strategic reserve and 200 ha for administrative areas; out of the 4,960 ha left, 35% will be allocated to public utilities; Iron Ore 0.008 $m^2/t$; steel 0.009 $m^2/t$; coal 0.03 $m^2/t$; granite 0.033 $m^2/t$; liquid bulk 0.038 $m^2/t$; LNG 0.025 $m^2/t$; containers 0.25 $m^2$/TEU.

[55] Verax ascertained this figure by evaluating the ratio between the announced capacities and the area of various steel plants in Brazil (Arcelor-Mittal Tubarão and Belgo Monlevade, Gerdau Açominas, V&M, Cosipa, Usiminas and CSN and CSA). The average calculated was 0.5t/$m^2$, a value which when applied to the expected steel production in Açu results in a necessary area of around 1,900 ha. This sample, on the other hand, is composed mostly of old plants, with lower efficiency in terms of layout and space usage. The CSA ratio was preferred, as this is a modern steel plant in construction, with expects to double production in the same area (http://oglobo.globo.com/economia/mat/2007/12/20/327709905.asp). This would rise its index from 0.54 t/$m^2$ to 1,08 t/$m^2$. Applying this ratio to the Açu steel plant would result in a necessary area of 890 ha at maturity, which is coherent with the area reserved for the proposed structural projects. As well as this area, LLX Logística foresees that the MPX thermoelectric plant shall occupy around 500 ha, with still roughly 260 ha remaining for other structural projects.

[56] Suape, nearly 30 years after being created, has around 4,000 ha leased of the 5,060 ha available, that is 80% of the occupied area.

[57] One year in advance.

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The forecast occupation of the total are is shown in table 9.

**Table 9: Leasing of areas in the retro area and Industrial Complex (hectares$^2$/year)**

| | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 |
|---|---|---|---|---|---|---|---|
| Area for structural projects | 360 | 360 | 720 | 720 | 1,200 | 1,200 | 1,200 |
| Area for other companies | - | - | - | 523 | 959 | 1,744 | 1,744 |
| Total Area | 360 | 360 | 720 | 1,243 | 2,159 | 2,944 | 2,944 |

| 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|---|
| 1,200 | 1,200 | 1,200 | 1,200 | 1,200 | 1,200 | 1,200 |
| 1,744 | 1,744 | 1,744 | 1,744 | 1,744 | 1,744 | 1,744 |
| 2,944 | 2,944 | 2,944 | 2,944 | 2,944 | 2,944 | 2,944 |

| 2026 | 2027 | 2028 | 2029 | 2030 | 2031 | 2032 |
|---|---|---|---|---|---|---|
| 1,200 | 1,200 | 1,200 | 1,200 | 1,200 | 1,200 | 1,200 |
| 1,744 | 1,744 | 1,744 | 1,744 | 1,744 | 1,744 | 1,744 |
| 2,944 | 2,944 | 2,944 | 2,944 | 2,944 | 2,944 | 2,944 |

LLX Logística considers, *a priori*, a lower leasing value for the structural project areas. The forecast is that US\$2.00/m$^2$/year will be charged for companies classified as structuring companies as compared to US\$5.00/m$^2$/year charged for others.

These prices were not verified by Verax against current market values and were used as suggested by LLX Logística.

LLX Logística based the leasing prices considered in its business plan on current prices for areas near the following ports: Al Jubail (United Arab Emirates) US\$2/m$^2$, well below the prices charged in European ports such as in Rotterdam: €60/m$^2$.[58]

[58] Kinsturge – Airport and Ports / Property markets 2007

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### 5.1.6 LNG

**Recent background**

There is an intention to carry out unloading operations of LNG at the Port Açu Complex. The gas would be used in local energy generation and for supplying the distributor.

Natural gas ("NG") is one of Brazil's main energy resources both for industrial consumption as well as for electric power generation. It accounts for 9% of the total energy resources and 4% of the domestic electric resources, following Hydroelectric plants (UHEs) in terms of significance (77%)[59].

In view of the lack of new hydroelectric energy sources in addition to environmental limits in the concession of new coal power plants, natural gas is a solution for short and medium term generation.

It is a cleaner energy source, when compared to other fossil fuels, and cheaper in relation to oil byproducts, which explains the recent interest it has attracted.

**Table 10: Recent cost of energy in Brazil**

| Current energy prices in Brazil – recent values | |
|---|---|
| Energy sources | US$ / MBTU |
| Mineral coal – South Africa FOB + freight (approximate) [60] | 2.94 |
| Bolivian NG – Southeast region (price and transportation to city gate[61]) [62] | 5.49 |
| Domestic NG – Southeast region (price and transportation to city gate)[62] | 5.95 |
| A1 Oil - Southeast region[62] | 8.00 |
| LNG spot + freight (approximate) [63] | 10.00 |
| Ethanol - AEHC São Paulo, spot[64] | 13.96 |
| | |
| Electric power - ACR – 5th Auction of Existing Energy[65,66] | 14.62 |

[59] National Energy Balance, 2006.
[60] Average price of South African coal (US$52/t) in January 2007 (Euracoal Market Report, January 2007), plus import freight. Assumed 6,000 kcal/kg of calorific power (coal-steam). The average freight cost, US$18/t, was estimated from bulk transport contracts of in the voyage charter scheme executed by the shipping company Dampskibsselskabet NORDEN A/S, in 2006, considering a distance equivalent to the route Cape Town – Port Açu.
[61] Point of transfer of natural gas from the exploration company to the piped gas network, already owned by the concessionaire.
[62] ANP (National Petroleum Agency). 30 days average, between 8/6/2007 and 9/6/2007
[63] LNG sale price plus import costs. GásEnergy in the Press (8/31/2007).
[64] BM&F Ethanol. Average from 4 weeks previous to 8/6/2007.
[65] Sale price of existing energy under Regulated Contracting Environment (ACR), held on 12/14/2006, for supply as of 2007 until 2013 (Auction A-1). Value of R$104.74/MWh converted at the exchange rate of R$2.1/US dollar.

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**Current NG supply and demand**

In 2005 Brazil produced an average of 48 $Mm^3/d$ of NG, of which 69.2% (33$Mm^3/d$) was consumed: 7$Mm^3/d$ (14.0%) in exploration activities and 55% (27$Mm^3/d$) by regional gas distributors. The remaining was re-injected, burned or lost. In order to supply Brazilian needs 25$Mm^3$ were imported, of which more than 90% came from the Brazil-Bolivia Gas Pipeline (Gasbol), and the rest from Argentina[67].

In addition to the shortage, the lack of transportation infrastructure in Brazil causes an unbalanced supply between different regions. The network is currently divided into 4 branches: South/Southeast/Mid-West, Espírito Santo, Northeast and North. The S/SE/MW network has the greater volume and a connection to the Campos Basin and to the Gasbol. The largest deficit is in the Northeast, for which reason Petrobras is building the Gasene – which will interconnect the networks of S/SE/MW to Espírito Santo, by the end of 2007, and to the Northeast network by the end of 2009.

Of the 58$Mm^3/d$ consumed in 2005, the industrial sector was the main user: 39%. Electric power generation consumed 38%, and other uses (vehicles, residential and commercial) accounted for 22.7%[68].

As a raw material for thermoelectric plants, it was strongly promoted by the government before the 2001 energy crisis[69]. After the rationing, however, the reduction in electric power consumption resulted in the non operation of the thermoelectric plants. Since then, electric power consumption has been growing at a speed greater than investments in transmission, distribution and mainly generation, thus creating the risk of another energy rationing.

The EPE[70] estimated a 5.1% growth in electric power demand until 2015 in a reference scenario, a 5.8% growth in a high-demand scenario and a 4.1% growth in a low-demand scenario[71].

By analyzing GDP growth rates between 3.0% and 4.5% between 2007 and 2011, the EPE study did not present deficit risks above 5%, assuming that investments and efficiency gains will take place as forecast. In the high-demand scenario, an additional 4,700 MW will have to be engaged by 2014.

---

[66] Assuming a conversion rate of thermal power into electric power of 3.412 MBTU per MWh, valid for a modern thermoelectric plant (BP Statistical Review of World Energy, June 2007).
[67] ANP (National Petroleum Agency).
[68] National Energy Balance, 2006.
[69] After institutionalization by the Thermoelectric Priority Program, created by Decree 3,371/2000.
[70] Ten-Year Electric Energy Expansion Plan 2006-2015 – Cap. II. – EPE.
[71] Takes into account average GDP growth of 4.0%, between 2007 and 2011, and of 4.5% between 2011 and 2015, in the reference scenario; of 4.5% between 2007 and 2011 and of 6.0% between 2011 and 2015, in the high-demand scenario; and of 3.0% between 2007 and 2011 and of 3.5% between 2011 and 2015, in the low-demand scenario.

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However, the accelerated economic growth has increased the deficit risks. At the forecast average GDP growth rate of 4.8%, the deficit risk reaches 5.9% in the Southeast, considering the addition of 1,400MW by 2011 – which should be provided by the 2008 energy auction. Without the addition in 2011, the risk reaches 7.3%, in which case the Acende Brasil Institute warns of a risk of 28%[72,73].

In order to increase supply and mitigate the deficit risks, the government has been stimulating the construction of thermoelectric plants, which, although more expensive than the hydroelectric plants (per generated MW), can obtain environmental licenses and be built faster.

However, due to the consumption growth above the expected rate, delays in the schedule of NG supply by Petrobras and to the realization that domestic reserves were overestimated, there is a concrete outlook of a short and medium-term shortage of this resource.

This problem has a forceful impact on the industrial sector, since the state-owned company prioritizes thermoelectric plants, generating uncertainty in the industry regarding future supply. **Currently, there are no new industrial investments being made backed by natural gas supply**, and a few plants are re-converting to oil fuel for generation[74],[75].

**Forecast supply and demand of NG**

Petrobras[76] predicts a steep growth in demand for NG, of 19.2% p.a., by 2012, increasing consumption to 134 Mm³/d. 48 Mm³/d will be allocated to industry, 42 Mm³/d to electric power generation and 44Mm³ to other uses (vehicles, residential, etc.).

In 2012, demand will be supplied by a net domestic production of 72.9 Mm³/d, the importation of around 30Mm³/d through gas pipelines, with the Gasbol reaching its full capacity, and up to **31 Mm³/d by LNG imports**.

This volume is necessary, because Brazilian reserves are small.

The chartering of two LNG regas vessels has already been announced. These vessels will start operating in August or September 2008[77] (Pecem-CE) and in 2009 (Rio de Janeiro-RJ), with capacities of 7 Mm³/d and 14 Mm³/d, respectively. The chartering of a

[72] Debate *TV Estadão*. "Até quando o Brasil vai estar livre de um novo apagão?" (Until when will Brazil be free from another energy shortage). *O Estado de São Paulo* newspaper 9/9/2007, Economia, pg B10.
[73] The difference is mainly due to different critic level criteria for the water reservoirs, to start rationing (10% for the first, 0% for the second).
[74] "Indústria já sente "apagão do gás", dizem analistas" (Industry already faces gas shortage, according to analysts). *Gazeta Mercantil* newspaper 9/5/2007, Energia & Saneamento, pg C-2
[75] Regarding the situation, Petrobras signed with the National Electric Power Agency (ANEEL), in May 2007, an instrument undertaking to supply NG to 13 thermoelectric plants (UTEs) by the end of the year (to generate 2,540 MW), increasing to 20 UTEs by 2011 (6,737 MW). As a way to inhibit accelerating demand and meet its target, the state-owned company will increase its domestic natural gas tariff by around 40% in 2008.
[76] Petrobras – Strategic Planning 2008-2012.
[77] The first was originally scheduled to operate in Rio de Janeiro in May 2008, but was postponed.

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third unit is being negotiated by the state-owned company, and is expected to be installed between 2009 and 2010 in Suape – PE or São Francisco do Sul – SC.

## LNG import

The high LNG cost is associated mainly to the high operating and capital costs of liquefying plants and transportation, which utilize advanced technology and require large investments[78]. In 2006, there were only 13 exporting countries. The 5 major ones being: Qatar (85 Mm³/d, 14.7% of *market-share*), Indonesia (81 Mm³/d, 14.0%), Malaysia (77 Mm³/d, 13.3%), Algeria (68 Mm³/d, 11.7%) and Australia (49 Mm³/d, 8.5%).

Table 11 shows the 10 leading global importers of LNG in 2006, a list in which Brazil will feature in 2009, with at least 20 Mm³/d.

**Table 11: 10 main importers in 2006 and energy matrices[79]**

| 2006 LNG imports | | | Energy matrix | | | | |
|---|---|---|---|---|---|---|---|
| 10 major | [Mm³/d] | % total | Oil | Natural gas | Coal | Nuclear | Hydroelectric |
| Japan | 81.86 | 38.8% | 45.2% | 14.6% | 22.9% | 13.2% | 4.1% |
| South Korea | 34.14 | 16.2% | 46.7% | 13.6% | 24.3% | 14.9% | 0.5% |
| Spain | 24.42 | 11.6% | 53.6% | 20.6% | 12.6% | 9.3% | 3.9% |
| USA | 16.56 | 7.8% | 40.4% | 24.4% | 24.4% | 8.1% | 2.8% |
| France | 13.88 | 6.6% | 35.3% | 15.5% | 5.0% | 38.9% | 5.3% |
| Taiwan | 10.20 | 4.8% | 46.2% | 9.5% | 34.8% | 7.9% | 1.6% |
| India | 7.99 | 3.8% | 28.4% | 8.5% | 56.2% | 0.9% | 6.0% |
| Turkey | 5.72 | 2.7% | 30.2% | 29.0% | 30.4% | 0.0% | 10.5% |
| Belgium | 4.28 | 2.0% | 55.4% | 20.7% | 8.3% | 14.8% | 0.8% |
| UK | 3.56 | 1.7% | 36.3% | 36.1% | 19.3% | 7.5% | 0.8% |
| Brazil | 0 | 0% | 44.6% | 9.2% | 6.3% | 1.5% | 38.3% |

Specialists say that the domestic hydroelectric output is close to its limit. New plants would be imply in gigantic flooded areas, causing major environmental impacts. The participation of hydroelectric plants in power generation tends to decrease as opposed to

[78] A liquefying plant is composed of one or more LNG "trains", where the NG is processed, removing from it fractions that freeze at -160° and then liquefying it. It is a highly technological investment, extremely expensive, and controlled by a few companies in the world.
[79] BP Statistical Review of World Energy, June 2007.

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NG, which will make the Brazilian matrix more balanced as compared to other countries.

Demand for LNG, driven by the effort by several countries to reduce mineral coal consumption and oil reliance, will stimulate a 14.5% annual growth in world liquefying capacity by 2010[80]. At this rate, global LNG trading (211 Mm³/d in 2006) will reach 317 Mm³/d in 2009, and Brazil is responsible for 6% of world trade[81]. Meanwhile transportation[82] capacity is expected to grow significantly by 2010, with a CAGR of 12.8% (from 220 to 332 vessels).

**Petrobras, unlike some of the major oil companies in the world, does not hold interest abroad in any liquefying plant and will import all LNG from other companies**, and with chartered vessels, since it does not have its own fleet of gas tankers.

### Forecast for Port Açu

The Industrial Complex of the Port Açu is expected to be self-sufficient in energy. LLX Logística foresees that MPX will install the first of three modules of a coal-driven thermoelectric plant in mid-2012, which will reach a maximum output of 2,100 MW in mid-2013. Later, one or more thermoelectric plants may be added to the complex, reaching a total installed capacity of 5,400 MW, the period for this taking place is still undetermined. NG is one of the most feasible options for this expansion.

Port Açu shall have a pipe and tank system to unload 2 Mm³ of LNG in 2013 and **4Mm³, as of 2014.** It shall also have an LNG regasification plant, which will enable the generation of 7.6 Mm³/d of NG as of 2014.

**Table 12: Handling of liquefied natural gas at the port terminal (Mm³/year)**

| | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 |
|---|---|---|---|---|---|---|
| Liquefied natural gas (Mm³) | 2.00 | 4.00 | 4.00 | 4.00 | 4.00 | 4.00 |

| 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 | 2026 | 2027 | 2028 | 2029 | 2030 | 2031 | 2032 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 4.00 | 4.00 | 4.00 | 4.00 | 4.00 | 4.00 | 4.00 | 4.00 | 4.00 | 4.00 | 4.00 | 4.00 | 4.00 | 4.00 |

Part of the forecast demand for LNG handling at Port Açu is already the subject of negotiations with two large companies. Each one should demand the handling of 0.5 Mm³ of LNG a year, accounting for 25% of the forecast handling volume at business maturity. LLX Logística has already signed an MoU with one of the companies and the other shall be signed in the first semester of 2008. There is also a third company

[80] The GNL *Shipping* Market in 2006, Barry-Rogliano-Salles.
[81] Considering that all LNG produced worldwide is exported.
[82] The world's largest shipowner is Japan, with 20.4% of the fleet, followed by the UK, whose large oil reserves, influent in this market, holds 13.5% of the available capacity.

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negotiating the LNG imports via Port Açu, but the potential handling volumes have not yet been estimated.

These structures shall be entirely built and owned by third-parties, with LLX Logística being responsible for the unloading operation and berth provision, amongst other services. Thus, the success of the project depends on the potential existence of a party interested in the investment, which has not been checked by Verax.

The company that joins the business may utilize NG in two ways:

1. Selling it to concessionaires that distribute piped gas,

2. Transforming it into electric power at the thermoelectric plant and selling electric power – primarily to local industries (as free consumers) – and offering the excess on the market.

**Sale of piped gas to concessionaires**

In the case of gas sales to the Petrobras gas pipe system there is the risk of a boycott. The state-owned company has the advantages of owning the gas pipeline network (without free access to other companies), of holding interest in some distribution concessionaires and of its politic power.

Although Petrobras considers gas as one of the backbones of its operations, it does not produce LNG nor does it have the necessary assets for its production and transportation. A supplier integrated in the LNG production must prefer agreements or partnerships with players independent from Petrobras, including the use of one's own infrastructure, if possible.

There are talks in progress between LLX Logística and a potential heavyweight player in the industry.

The potential company must focus on the sale to concessionaires without the participation of the state-owned company in the Southeast region. It will be necessary to build gas pipelines up to the distributor's network. The existence of an MMX mining pipeline connecting Port Açu to Minas Gerais state would enable the use of the right-of-way already acquired, which would considerably reduce the costs and periods for installation.

**Sale of Electric power**

In the generation of electric power, the generation company should prioritize energy supply to the local Industrial Complex, which translates into material safety for future investors in view of the uncertainties of the current supply scenario. The market has been very interested in this opportunity. One cannot forecast how much of energy will be used locally, but for certain most of it will be sold to the market.

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Due to environmental difficulties and the lack of possible places to build hydroelectric plants, an increased share of natural gas in the Brazilian electric power matrix is inevitable.

## Handling prices

Brazil does not currently perform unloading of liquefied natural gas, and, thus, there is no price background for handling. The LNG unloading price could result, among other things, from the difficulty of handling operations in view of the low temperatures and the investment costs for the unloading and tank storage infrastructure. As for the Port Açu, these structures are supplied by third-parties, and therefore it is reasonable to estimate a price of US$5.00/m³.

The charging of utilization fees for the use of the port infrastructure will be considered LNG handling at Port Açu. As there are no similar projects implemented in Brazil, it is not possible at this stage to know details regarding the supply contract, the unloading rate and the size of vessels.

## Project risk

The consumption of electric power is highly related to the variation of the country's GDP. An economic recession represents a risk for the project.

Under the market's strategic point-of-view, the success of an association with a strong partner for the import and regasification of the LNG is essential for the success of the thermoelectric plant which may be installed, and, consequently, of LLX Logística, as this will guarantee the product supply.

A considerable volume of energy demand shall result from the Industrial Complex, the good market acceptance of which can only be confirmed after its installation.

In terms of regulation, the approval of a specific regulation for the industry will rule the use of NG transportation and processing infrastructure. A bill of law regarding the subject has been in process for a few years now and is expected to be passed in the forthcoming months. One of the relevant topics foreseen is the adoption of the concession scheme in place of authorizations for the construction and operation of gas pipelines.

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## 5.1.7 Granite and dimension stones

### Recent background

Granite represents a particularly relevant opportunity within the potential cargos of the Port Açu Complex and, thus, deserved a specific study.

Brazil is one of the world's largest producers of dimension stones, facing competition from China, Italy, India and Spain. In 2006 the country exported over 2.5 million tonnes, with sales worth US$1.045 billion. The average price was US$ 418 per tonne.

The main buyer was the United States, which accounted for 60.4% of total sales and 31.8% of the exported volume. Out of these sales, 99.8% come from the trading of processed stones, in the form of slabs and artifacts, the transportation of which is delicate.

Brazilian exports presented a strong growth between 2002 and 2006, of over 30% per year, driven, mostly by the upturn in the U.S. real-estate market and by the strong demand from the Chinese construction industry. In 2007, volumes are expected to decrease[83].

Around 52% of the exported volume is of processed stones, accounting for 82% of producers' sales. Regarding the product exported by Espírito Santo, rock which is processed in some manner is worth 5 times more than the rock in its raw form. The industry has been making efforts to increase the share of finished products in the balance.

The first wave of rock exports, mainly to Italy, Spain and China, consisted basically of raw blocks; the second wave, marked by the conquest of the US market after some investment in technology, increased the share of polished slabs; now for the third wave, the industry is looking to increase the share of finished products: sinks, tiles, doorsteps, benches, stairs, etc.

The geographic distribution is highly concentrated in the states of Espírito Santo and Minas Gerais, accounting for around 80% of the total domestic production. Blocks of raw material is transported as general cargo. The blocks of up to 30 tonnes are transported essentially by train (80% of the total) to the port terminal, and then loaded on to general cargo vessels, thus requiring stowage. Meanwhile, finished and semi-finished products are fragile and transported in containers. In this case, the most common transportation method is by road, resulting in a high level of damage.

[83] According to the balance of Brazilian exports published by the Brazilian Association of the Dimension Stones Industry (ABIROCHAS) in January 2007, a few factor contributed negatively to the recent drop in exports: the evolution in the Brazilian exchange rate, the behavior of the U.S. real-estate market, the shortcomings in Brazilian logistics, increased international competition and others.

Around 80% of the exports in 2006 were carried out through the Vitória Port (72% in value), which the closest port to the producing region.

The Vila-Velha Terminal (TVV) ships both raw rocks and containerized processed rock; the Peiú and CODESA terminals ship only raw blocks.

The TVV has been working with a loading window of around 2 days, due to the lack of warehousing area. Under these conditions, there is often not enough time to complete the loading and the exporter is forced to pay an additional R$280 per container in warehousing and handling fees.

Despite the additional 500-kilometer distance to the Rio de Janeiro port and 580 kilometers to the Sepetiba port, a considerable volume of rocks is shipped from these ports, since the Vitória port is exceptionally overused.

The expectation of local producers is that the problem at Vitória will be resolved through the creation of a new port. They hope this terminal will be created in Barra do Riacho, a port located to the north of Vitória, where investments are planned by the federal government, or even at the Ubu inlet, further south in the state, where the Smarco pellet terminal is located.

A port terminal in the region with a specialized service for this kind of cargo can attract significant volumes.

With the product's increased added value and its entry into new markets, ABIROCHAS projects sales of around US$1.8 billion in 2010. Of this total, 15% would come from granite blocks and 30% from polished granite slabs.

Port Açu will be able to attract part of the stones in block form (1.1 million tonnes in 2006), if there is easy access to the FCA rail network and if the revitalization plan of the railway that extends from Vitória to Campos de Goytacazes is carried out. Furthermore, if this transportation is made available to containers as well, the port could dispute some of the containers of processed stones (600 thousand tonnes or nearly 25 thousand containers in 2006).

The plan includes the expectation that ore processing companies may set up in the retro area of the Port Açu. This region is especially attractive considering its proximity to potential raw material sources. In this case, the volumes of stones shipped in containers would increase against those shipped in raw state, which is not considered in the volume estimates.

These volumes represent optimistic estimates and require the implementation of an exclusively-dedicated operation. The loading of raw stones is currently performed by traditional cranes and this is a slow operation, occupying much of the docking berth and reducing the available volume capacity. LLX Logística believes that it will be possible to load rocks utilizing portainers, which may speed up loading, but will still be slower than containers, because this requires stowage. Verax has not assessed this possibility.

We consider that 40% of the volumes mentioned correspond to an intermediate scenario if there were operations in 2006. A growth of 5% during the first 8 years and 3% after that is considered reasonable until the planned port capacity of 1.53 Mtpy is achieved. It is reasonable to assume that half of these volumes shall be loaded in containers.

**Table 13: Handling of granite in the port terminal (Mtpy)**

| | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 |
|---|---|---|---|---|---|---|---|---|
| Granite [Mt] | 0.54 | 0.90 | 1.18 | 1.24 | 1.28 | 1.32 | 1.36 | 1.40 |

| 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 | 2026 | 2027 | 2028 | 2029 | 2030 | 2031 | 2032 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1.44 | 1.48 | 1.53 | 1.53 | 1.53 | 1.53 | 1.53 | 1.53 | 1.53 | 1.53 | 1.53 | 1.53 | 1.53 | 1.53 |

There were difficulties in obtaining prices effectively charged for the shipment of this product. Information supplied by different agents was contradictory. Based on markets and similar activities, Verax considers prices of around US$10/tonne for blocks and US$8/tonne when shipped in containers as reasonable.

The prices presented are only indicative of current average prices and do not constitute expected future price values.

Currently the majority of the Brazilian port terminals are overused in relation to their economically optimum rate of occupation. In view of this, the LLX Logística project makes sense. In a scenario of higher demand than the optimal capacity, the prices for the port services go up, which means that prices currently charged may be inflated and, in general, higher than those charged by the terminals located in developed countries. Additional capacity supply generated by the startup of LLX Logística means a change in the sense of reducing or eliminating this stress, leading to a price reduction in a balanced market.

Fees for use of the port infrastructure will also be charged for the handling of granite at Port Açu[84].

By assuming a loading operation for stones equivalent to container loading, as suggested by LLX Logística, this cost can be calculated. A user of the Santos Port would pay approximately US$0.74/tonne[85] for the volume handled and US$0.14/tonnes for berth occupation[86]. These values have been considered as revenue in the planning of the Port Açu.

[84] At public ports, these are rates defined by the port authorities, based on the Law 8,630 of 1993 and supervised by the ANTAQ. In the case of the LLX Logística Ports, these will be defined by the company itself, based on the table applicable to public ports.

[85] Rate charged based on the handling and type of cargo (general cargo or container). It is assumed that every granite operation will be performed in batches equivalent to containers with 30 tonnes of product each.

[86] Rate charged per linear meter of wharf used for period of 6 hours or fraction thereof. For the establishment of total laytime and the length of wharf occupied, we have used the following assumptions:

- 240 meter-length standard vessel with capacity for 3,000 containers.
- Vessel loading/unloading speed of 35 containers per hour.
- Total wharfage/undocking time of 2 hours.

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## 5.1.8 Support base for offshore operations

Verax has not evaluated the LLX Logística plan for the support base for offshore operations at Port Açu, but considered all the assumptions regarding the LLX operation in creating the financial model.

Nevertheless, in order to provide some guidance for the investors' considerations regarding this business activity, Verax discusses some aspects of this market and carries out a survey of the current and future capacity of offshore support bases and an assessment of the existing risks.

### Recent background

The price per barrel of oil on the international market has been increasing vigorously over the last years. In this context, many deep-water oil and gas exploration projects with higher costs and risks have been carried out in Brazil and around the world. Over 80% of the Petrobras production comes from the Campos basin, not to mention the majority of its proven reserves.

Since the 1998 shortfall, the (Brent) oil price increased at an average rate of 22.7% until 2006. Domestic production rose 7.6% per year while global production grew 1.3% per year.

**Figure 5: Evolution of oil barrel price and domestic production**[87]


Crude oil price (Brent) vs. Brazilian crude oil production
3.000
2.500
2.000
1.500
1.000
500
-
1.000 boed
70
60
50
40
30
20
10
-
USD/b - Brent
CAGR 98-06: 7,6%
CAGR 98-06: 22,7%
1,809
2,812
1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014
Crude oil production
Forecast
Brent oil price (USD/b)

[87] BP Statistical Review of World Energy, June 2007; Petrobras – strategic planning 2008-2012.

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Although the price has fluctuated, it has remained high in the last few months and Petrobras forecasts the expansion of their extracted volume from 1,809 Mmboe/d[88] in 2006 in 2006 to 2,812 Mmboe/d in 2015[89], growing 5.0% p.a..

Out of the total 577 million barrels produced in Brazilian seas in 2006, Rio de Janeiro accounted for over 95%. Northeastern states produced 2% and the rest was spread amongst Espírito Santo (1%), São Paulo (less than 1%) and Paraná (less than 1%).

Offshore support vessels (OSVs) assist platforms in several stages[90] of offshore oil exploration, from seismic research to decommissioning, mainly serving the production and drilling platforms. Each platform is served by several OSVs.

Petrobras and its subsidiaries does have their own OSV fleet[91]. The vessels serving their platforms are owned and operated by firms which are usually the Brazilian branches of multinationals. The operations are however programmed by Petrobras itself, which therefore controls occupation and allocation. The forms of contract are usually fixed in days of operational availability.

Petrobras is responsible for the vast majority of operations executed in Brazilian waters. Other parties which demand these services are well drilling companies, such as Noble do Brasil and Pride do Brasil, which require supplies for their platforms. As other oil companies become more active, such as OGX Petróleo e Gás Ltda. (OGX), the offshore support market will tend to grow. Even in the prospection phase, which would be the OGX's first activity, there is an intense demand for these units.

**Demand for support vessels**

In June 2006, the OSV fleet hired by Petrobras consisted of 150 vessels[92], 118[93] of which were operating in the Southeast region (Campos Basin, Espírito Santo and Santos) and the other 32 in the Northeast region. By the end of 2007 the fleet is expected to have **136 OSVs**[94] hired to operate primarily in the **Southeast region**.

As well as concentrating 98% of the domestic offshore production, the region possesses the vast majority of the new blocks explored, where intense drilling activities demand massive volumes of OSV services.

The projected numbers of OSVs potentially attracted to the port were calculated based on the expansion of offshore units and by considering the absorption of a percentage the offshore support market.

---

[88] Million barrels of oil equivalent per day.
[89] Petrobras – Strategic planning 2008-2012
[90] Seismic research (0 to 10 years), drilling (between 15 and 60 days), completion (between 15 and 30 days), production (generally between 2 and 10 years).
[91] Transpetro has only one OSV in its fleets.
[92] It also had 48 hired helicopters.
[93] 51 modern suppliers (Platform Supply Vessels – PSV), 26 tugboats/ suppliers/ anchor handlers (Anchor Handling Tug Supply – AHTS), 23 line handlers (Line Handling – LH), 9 utility vessels (Utility vessels – UT), 7 tugboats/suppliers (Tug Supply – TS) and 2 former supply vessels (Supply Vessels – SV).
[94] Between June 2006 and December 2007 18 OSVs were supposed to be delivered, built by Brazilian shipyards (Lloyds World Shippind Encyclopaedia, January 2007).

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In April 2007, there were 100 Petrobras production platforms. In the Southeast region they were: 40 in the Campos Basin, 2 in the Santos Basin and 1 in the Espírito Santo Basin. The other 57 are jackets installed in the Rio Grande do Norte Basins – Ceará, Sergipe – Alagoas or Camumu (Bahia)[95]. Furthermore, 44 offshore rigs were operating for the state-owned company in the country[96], 35 (80%) of which are estimated to operate in the Southeast region basins, and the remaining in the northeast and north regions of the country.

Thus, 78 Petrobras units or units hired thereby operate in coverage area of Port Açu and Port,Sudeste 12 of which are fixed and 66 floating. Production units make up a maximum production capacity of around 3.5Mmboe/d.

By 2012, Petrobras will add around 16 units to the Southeast region, 13 of which are expected to be floating units[97]. By then, 9 offshore rigs are expected to be in operation in addition to the current ones in the region[98], totaling 22 floating units.

The 9[th] **ANP bidding round** took place in November 2007, through which some companies other than Petrobras began to increase their share in the national territory, such as the recently-created OGX[99], a company belonging to the same parent company as LLX Logística. The greater the share of these companies, the greater the number of OSVs needed tends to be, for which the service density interactions are lower. The Santos Basin was the main subject of interest, with an offer of 94 high potential offshore blocks[100]. In the Campos basin there were 17 (high potential[101]) offshore blocks on offer in the Espírito Santo basin, 6 (new frontier), in the Pará-Maranhão basin, 50 (new frontier) and in Pernambuco-Paraíba, 13 (new frontier).

[95] Petrobras website: www.petrobras.com.br.
[96] Petrobras website, Petrobras Figures section. September 2007.
[97] Petrobras – Strategic Planning 2008-2012. New projects foreseen are P-52, P-54 and P-55 (Roncador), P-51 and P-56 (Marlim Sul), Papa-Terra, Maromba, P-57 (Jubarte Fase II), Cachalote, Baleia Franca, Baleia Anã, all in the Campos Basin. Mexilhão, Uruguá-Tambaú, Pirapitanga, in the Santos Basin. Golfinho and Peroá-Cangoá, in the Espírito Santo Basin.
[98] Considering the same proportion of number of offshore rigs / oil production in 2007 (ANP)
[99] OGX was created in July 2007, through the private capital raising of US$ 1.285 billion.
[100] ANP: www.brasil-rounds.gov.br/round9/resumo_setores.asp
[101] ANP classifies the blocks in 3 categories: "Mature Basins" are areas with already explored blocks presenting low risk, "High Potential", located in areas with a highly probably oil reserves and less risks; and "New frontiers" which are less explored and present higher risks.

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*Demand generated by OGX*

In the 9th ANP bidding round, OGX completed the purchase of 21 blocks, 16 of which are in shallow water (less than 400 meters from the water line) and 5 in deep water. OGX shall also purchase the rights to an exploration block in the Santos Basin in March 2008, taking its tally of offshore blocks up to 22. Of these, 8 are partnerships (with Maersk Brasil Ltda. and Perenco S.A) in which OGX shall not be the operator. In all the company paid out around USD 800 million. Figure 6 shows the distribution of these blocks in Brazil.


Blocks: 5
Operated Blocks: 5
Net Area: 960 km²
Total Area: 960 km²
Solimões & Amazonas
São Francisco
Paraná
Pelotas
Blocks: 22
Operated blocks: 14
Net Area: 4.973 km²
Total Area: 7.485 km²
Total Bonus: US$ 847,5 MM
OGX Bonus: US$ 799,9 MM
Partners: Maersk and Perenco
(1US$: 1.81R$)
Blocks: 5
Operated Blocks: 5
Net Area: 1.813 km²
Total Area: 3.625 km²
Blocks: 7
Operated Blocks: 5
Net Area: 1.000 km²
Total Area: 1.117 km²
Blocks: 5
Operated Blocks: 4
Net Area: 1.200 km²
Total Area: 1.723 km²

**Figure 6: Blocks purchased by OGX in the 9th ANP bidding round, by region (LLX Logística)**

In the Campos and Espírito Santo basins, Port Açu coverage area, there are 12 ports which are located 200 and 300 km from the Port, respectively, as Figure 7 shows.


Espírito
Santo
320 km
Açu Port
200km
Campos

**Figure 7: Location of the 13 blocks purchased by OGX in the 9th ANP bidding round in the Port Açu coverage area**

The concession for execution of the MEP[102] in these blocks is valid for 3 years (shallow water in Campos) and 4 years (deep water in Espírito Santo). If economically feasible discoveries are made then the concession holder can declare the commercial viability of the block, thus beginning a 27 year period to carry out a development plan of the area and exploit it commercially.

Throughout these activities, platforms shall be activated and, with therefore OSVs shall be needed to transport the necessary supplies. In line with the interests of the parent company, OGX shall ensure that it enters port facility service agreements with the Aço Port and its service providers.

## Current and future port capacity

Petrobras owns a private port in Macaé, the **Imbetiba Terminal**, which is the main support base for the Campos Basin. Located 13 Km away is the *Parque dos Tubos*, a large warehouse complex where supplies and equipment to be used on the platforms are stored.

---

[102] The Minimum Exploration Program (MEP) is a plan of the minimum seismic and well drilling activities in each block required by ANP. If the concession holder fails to meet these requirements, it loses the concession..

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The 6-berth terminal has already operated with a volume well above the design capacity, but the addition of new bases has recently relieved the load. Still, its proximity to the platforms and the low quality of services provided by the terminals through which Petrobras has tried to operate are still causing a **stressed operation, generating queues at the terminal**. The high occupancy increases the non-availability of berths for operations which require greater time intervals, such as the loading of heavy equipment, maintenance of vessels specified in contract, etc.. In these operations, OSVs frequently use other berths, which are not owned by Petrobras.

In addition to the Macaé base, Petrobras exclusively operates other berths in third-party terminals: at the Companhia Portuária Vila Velha (CPVV), in Vitória-Espírito Santo, at MultiPortos, in the Guanabara Bay (Rio de Janeiro-RJ) and in Itajaí-Santa Catarina. It also uses the Ubu Port (Espírito Santo) for specific services[103]. There are other bases in the region which do not operate only for Petrobras but for drilling or subsea construction companies that provide services to Petrobras or other oil companies in Brazil.

It is estimated that the 9 berths operated by Petrobras in the region will serve its fleet at the ratio of 15 OSVs/berth by the end of this year.

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**Table 13: Offshore base in the South and Southeast regions (2006)[103]**

| Base | City | Exclusive Petrob Berth? | # berths | Monthly wharfage | Maximum draft (m) |
|---|---|---|---|---|---|
| Imbetiba | Macaé-RJ | Yes (6/6) | 6 | 440 | 8.0 |
| MultiPortos | Rio de Janeiro-RJ | Yes (1/3) | 3 | 41 | 7.0 |
| CPVV | Vitória-ES | Yes (1/3) | 3 | 60 | 9.15 [104] |
| Ubu | Anchieta-ES | n/a | n/a | n/a | 13 [105] |
| Brasco [106] | Niterói-RJ | No | 3 | 19 [107] | n/a |
| Nitlog [108] | Niterói-RJ | No | 5 [109] | n/a | 8.0 [110] |
| Itajaí | Itajaí-SC | Yes (1/1) | 1 | 21 | n/a |
| Planeta [111] | Angra dos Reis-RJ | No | 5 [112] | n/a | 8.84 |

[104] Presentation "*Fórum de Logística, Infra-estrutura, Serviços e Suprimentos da ONIP*". Fernando Cerveira, Petrobras Transportation Services and Storage Unit. June 14, 2006.
[104] CPVV website: www.cpvv.com.br
[105] Disregarding tide. Antaq website: www.antaq.gov.br
[106] Belongs to the Wilson Sons Group, which has operations in shipbuilding, offshore shipowning and port logistics.
[107] IPO Prospectus by Grupo Wilson Sons (2007). According to the source, there were 229 wharfages in the year of 2006.
[108] Base operated by the North-American company Edison Chouest in a leased area of the Niterói Port. The company has strong presence in the offshore industry of the Gulf of Mexico, where it operates the Port Fourchon – used by operations of several oil companies in the region. It is the greatest provider of the Brazilian shipowner Alfanave and the shipyard Navship.
[109] The measurement by Google Earth (September 2007) indicates 420m, equivalent to 5 berths of 84m each.
[110] Channel depth. The wharf is 9.0 m deep.
[111] Activities were suspended in view of frauds in Petrobras biddings, made public in 2007.
[112] 400m long wharf, supposing 80m/berth.

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The way the Petrobras-supporting bases operate is basically determined by Petrobras itself, including the management of replacement material, and the shipowners follow a pre-established schedule.

The state-owned company does, however, have an interest in outsourcing the port operation. Therefore, there is an opportunity for new ports that would provide services to Petrobras, possibly in an exclusive manner. There are internal obstacles regarding Petrobras, generated by the low quality of services in its last two experiences of using third-party terminals.

The new bases that will provide services to Petrobras are expected to have easier access to the supply industries (an aspect in which the bases of Niterói-RJ, Rio de Janeiro-RJ and Vitória-ES are found lacking), wider and higher piers than those currently in Macaé and a draft of over 7.7m.

In view of various difficulties[113], the state-owned company is engaged in implementing a **new terminal of its own** near the Ubu Port, where it already performs some operations. It will probably have **5 berths** and serve the Campos and Espírito Santo Basins.

Another terminal planned for the region is in Barra do Furado (Campos de Goytacazes region), to be built by the Edison Chouest Group. This project is currently on hold, awaiting definition by Petrobras and other companies regarding the possibilities of use. The main setbacks are related to the high level of investments needed, such as dredging, which would depend on the confirmed interest of the oil company, which seems to be searching for an alternative solution.

[113] At CPVV, the first space operated by Petrobras outside Macaé, access is insufficient and the layout, with 3 aligned berths, is not the most favorable. Furthermore, Petrobras had problems renegotiating the contract with the company, which took advantage of its greater bargaining power due to the region's lack of bases. Unhappy with that, Petrobras sought alternatives. It entered into an agreement with MultiPortos, which has not, however, fulfilled all its specified obligations, as well as there being access problems and a shallow draft. They also tried to build a terminal in Arraial do Cabo, but environmental issued led the project to a halt.

Figure 8 shows the position of these bases in relation to the exploration fields.


Espírito Santo
CPVV
Ubu (Petrobras)
Barra do Furado
LLX Açu
Macaé
Campos
Santos
Itajaí
Offshore bases operating for Petrobras
Other offshore bases
Offshore bases under development

**Figure 8: Main existing and planned offshore support bases (Sources: ANP, Petrobras)**

If all these new developments are in fact launched, the demand for services in the 2 berths at the Port Açu support base could be significantly harmed.

## LLX Logística figures for the offshore base at Port Açu

The financial analysis of the project will take into consideration the figures estimated by LLX Logística referring to spot wharfage and wharfage under contract for its 2 berths, handled load, retro area leasing, and used infrastructure, as the shown in table 15:

This demand shall be guaranteed, according to LLX Logística, by the support services for the exploration of the blocks bought by OGX in the 9th ANP bidding round and other blocks that the company may come to acquire in the future. Furthermore, it shall also provide services to other companies in the industry, such as Petrobras, Shell or other drilling companies.

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Table 15: Wharfage of support vessels at Port Açu (#/year)

| | 2011 | 2012 | 2013 | 2014 | ... | 2032 |
|---|---|---|---|---|---|---|
| Wharfage under contract [#] | 832 | 832 | 832 | 832 | ... | 832 |
| Spot Wharfages [#] | 84 | 84 | 84 | 84 | ... | 84 |
| Handled load [t] | 75,276 | 75,276 | 75,276 | 75,276 | ... | 75,276 |
| Retro area leasing [m²] | 30,750 | 30,750 | 30,750 | 30,750 | ... | 30,750 |
| Used infrastructure [m²] | 5,973 | 5,973 | 5,973 | 5,973 | ... | 5,973 |

The wharfage market prices, according to LLX Logística, vary between US$3,500, for medium- and long-term contracts, and US$15,000, for spot wharfage. The price of load transportation is US$75/t, the lease of the area to interested companies is worth US$15/m$^2$/year, and the warehousing price is US$900/m$^2$/year.

## Risks

As from 2017 the berth dedicated to support vessels shall be relocated so as to make room for steel product operations. At that time the company shall install a new support vessels berth, which is not foreseen in the investments and availability model.

In relation to the OGX demand, there is an intrinsic risk to the industry regarding the failure to discover financially viable reserves in the blocks which the company has purchased. In this case, the demand for support services would have a return in the 3 or 4 years of the MEP concession, but would not continue throughout the 27 additional years for commercial exploration of the blocks.

Regarding the demand originating from services to Petrobras, it is unlikely that vessels providing services to Petrobras would use a base that does not belong to that company. That stems from the difficulties the company has recently experienced, whether regarding the quality of the services offered, or regarding Petrobras' low bargaining power in a scenario of increasing terminal prices.

Petrobras has very concrete plans to set up a new base in the area. It is speculated that this base is being planned for the Ponta do Ubu port, in Espírito Santo.

This new Petrobras base in the region could greatly limit the demand on the Port Açu for services to the state-owned company.

There is also the risk of reduced demand due to the Edison Chouest support base in Campos de Goytacazes, which may be built and put into operation, becoming a competitor to LLX Logística for the support of other oil companies operating in the area.

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## 5.2 Port Brasil

### 5.2.1 Iron ore

**Recent background**

Worldwide production of iron ore reached 1.7 billion tonnes in 2006, consolidating an 8.3% growth over the last 7 years. Brazil is the second largest producer in the world, with 317 million tones, surpassed only by China, producing 520 million tonnes in that same year.

It is estimated that China imported around 400 million tonnes of iron ore in 2007, against the 330 million tonnes in 2006. Brazil shall benefit from this growth, since it is the second largest exporter in the world, behind Australia. In the first seven months of 2007, Brazilian exports amounted to 144.7 million tonnes, worth US$7.5 billion, corresponding to a growth of 5.4% and 19%, respectively, compared to the same period of 2006.

The pricing of iron ore is made through contracts established directly between mining companies and steel companies. Iron ore is not traded on the commodities exchanges, as its composition and granulometry vary considerably depending on the production area. Prices are established on an annual basis, even for longer contracts. Generally speaking, the first major contract to be established determines the price variation for one year. VALE, being the largest producer of the material in the world, has managed to lead the price negotiations in the last five years. As a result of an aggressive policy, prices have been rising steeply (71.5% in 2005, 19% in 2006, and 9.5% in 2007 and 65% to 71% in 2008)..

The 65% to 71% adjustment agreed in the first contract of 2008 between VALE and a steel industry group surprised a large part of the market. Projections by investment banks estimate rises of 30% (up to 50%) in 2008.The ebullience in the iron ore market, as well as the shortcomings in the Brazilian infrastructure, have provided significant opportunities for economically powerful integrated players.

Thus, the current high trend in the iron ore market has opened the way for newcomers, justifying LLX's interest in new businesses related to this market.

**Forecast demand**

The iron ore to be exported through Port Brasil will come from the Corumbá region (MS), which has the third largest iron ore reserve and the second largest manganese reserve in Brazil. The main iron ore producers in Corumbá are VALE, through Urucum Mineração S.A., and Rio Tinto Zinc (RTZ), through Mineração Corumbaense Reunida

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S.A., which account for over 80% of the production [114] (considering iron and manganese)..

Roughly half of the load forecast by LLX Logística for Port Brasil shall come from the MMX Corumbá system, belonging to the same parent company, with estimated reserves of 88.6 MT. The expansion plan announced by MMX foresees the production of 4.9 Mtpy by 2011, of which 0.4 Mtpy shall be consumed locally in the production of pig iron and semi-finished steel products. After operations begin at Port Brasil, this mine could raise its capacity to 10 Mtpy, so as to provide the forecast demand for the port.

Another portion of the expected handling demand may come from a large mining company which recently announced a plan to invest in expanding its capacity to 15 Mtpy and could be a potential client for Port Brasil, using the ALL railway to distribute most of its ore. LLX Logística believes that it shall distribute up to 10 Mtpy of iron ore originating from that company's forecast volume and other producers in the region, as from 2014.

Although the volume established by the plan is not 100% guaranteed, the total volume intended by LLX Logística of 20 Mtpy is feasible, since the Corumbá area has been a target for investments in recent times, boosted by the increase in the iron ore price and the recovery of the ALL railway linking the region to Port Brasil which will enable the distribution of greater volumes.

This plan to absorb loads from third parties is not impossible, although it is aggressive and entails a change to the announced investment plans in waterway distribution. Port Brasil plan is based on the principle that, with the project becoming feasible and the regional railway being upgraded, the mining companies will opt for this alternative. As discussed later, the overland solution is indeed less costly, although altering the route would require new allocation of the assets already acquired for waterway shipment. Even if one considers any assets already acquired for waterway distribution as costs already incurred, then one would have to consider the financial cost of the loans granted for such in the expenditure of an alternative freight solution.

## Additional comments about the port and access infrastructure

The possibility of accessing Port Brasil by railway may constitute an important competitive edge, but it demands substantial investments.

The current production of the MMX Corumbá mine, of approximately two million tonnes, and that of the other mines in the area, is currently shipped on the Paraguay river to San Nicolas (2,600 km). The main difficulty in this operation is the slow speed of the convoys and the transshipment on to ocean vessels. The draft at the river mouth is presently a little over 10 meters, allowing only the Handysize, Handymax and Panamax ships to be loaded, the latter two only with partial loads.

[114] Market share of the company in total mineral production sales in the state.

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The expansion in iron ore exports using this method of shipment will require Capesize vessels, able to carry 2 to 3 times as much load as the vessels used today, and with a freight approximately US$ 6-8/tonne cheaper than that of a Panamax (depending on the sea freight cycle). In order to receive Capesize vessels, the transshipment operation needs to take place in an area far from the coast, called the D zone. However, that area does not have sheltered waters, ruling out transshipment operations for some periods. According to the RTZ Expansion Plan, cargo would first be loaded on to a Panamax vessel, to be later transferred to a Capesize vessel located in the D zone.

Meanwhile, the railway distribution would use the Ferrovia Novoeste S.A. metric gauge line ("Novoeste") (~ 1,600 km), operated by ALL, and which leaves Corumbá and becomes part of Ferroban[115]. Novoeste is practically inoperational today. Derailings are so frequent to the point of becoming predictable. The railway is in need of heavy investments, which are being assessed. The creation of a Specific Purpose Enterprise between the controlling group and potential investors is being studied. The profitability of the business would stem from the transportation of iron ore, cellulose and of significant amounts of agricultural and liquid bulks. The Ferroban section, which starts in Bauru and reaches Peruíbe, is inoperational in the stretch which continues to Peruíbe and Cajati. By having Port Brasil as the destination, the line would have the advantage of avoiding the town of Santos and its heavy rail traffic.

Currently, RTZ has plans to ship a forecasted 15 MT by the waterway in the next few years. This will require a significant expansion of its barge fleet, of 5 tugboats and 80 barges plus third-party vessels to 28 tugboats and 700 barges. Although there are already investments in this regard, it is highly likely that such a big increase in the fleet will worsen the traffic on the waterway. According to Fluviomar, a company operating over 20 convoys in the Paraguay river, there will be a demand for the transportation of 44.4 MT (28 MT of which will be iron ore) via the waterway as of 2010, compared to the 13.6 MT shipped in 2006.

Table 16 shows a comparison between the estimated costs for waterway distribution of the iron ore from the Corumbá region, distinguishing the operations involving Panamax vessels from those involving Capesize vessels, and for railway distribution (Novoeste/Ferroban). It shows that the use of the railway holds more advantages.

Besides presenting 10% lower operational costs than the waterway, the railway needs lower or equivalent investments, thus becoming a competitive option for shipping cargo from that region if the waterway alternative is discarded in time.

---

[115] Ferrovia Novoeste S.A. is the company that bid for the concession of the West Rail Network of the Rede Ferroviária Federal (Federal Rail Network) in 1996, formerly the Estrada de Ferro Noroeste do Brasil. In 2002, it merged with Ferrovia Bandeirantes S.A. (Ferroban) and Ferrovias Norte Brasil S.A. (Ferronorte), forming Grupo Brasil Ferrovias. In 2004, a spin-off created Nova Novoeste, controlling the West Rail Network and a section of the metric gauge from Ferroban, between Mairinque and Bauru. That was called the Metric Gauge Corridor of Brasil Ferrovias, operating from Corumbá, in Mato Grosso do Sul, where it is linked to the Bolivian rail network, to Mairinque, communicating with the branch to the Santos Port, in São Paulo. The remainder of the group's rail network was called Broad Gauge Corridor (Nova Brasil Ferrovias). Finally, in May 2006, along with Brasil Ferrovias, Novoeste Brasil merged with América Latina Logística, by means of a share swap operation between their respective controlling shareholders. The initial stretch from Corumbá belongs to Novoeste, and in the State of São Paulo it becomes part of the Ferroban, both belonging to ALL.

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However, the waterway option may offer a cost reduction of up to 8%, if the barge-operating companies manage to get a permit to run larger convoys, but that process is complex, and there is still no consensus between the several governmental agencies about how it should be approached. The issues of river port expansion, maintenance dredgings, waterway signs, and the unavailability of the river bed for periods of up to 10% of the year indicate that there is some way to go before a 250% flow increase in the Paraguay river would be feasible. The railway is, indeed, the most interesting solution.

With the announcement of the Votorantim cellulose plant in Três Lagoas (MS, near the border with São Paulo state), over 50% of the ALL-operated Novoeste/Ferroban railway shall be restored for the transportation of 1.1 Mtpy to the port of Santos. These investments are being undertaken jointly by the company itself and ALL and represent a large step in the upgrading of the railway capacity for transporting bulk volumes.

**Table 16: Comparison between the costs associated with iron ore logistics in Corumbá/Mato Grosso do Sul**
**(Sources: MMX Corumbá, Drewry, RTZ, Verax's Analysis)**

| | Waterway (*Panamax*) | Waterway (*Capesize*) | Railway |
|---|---|---|---|
| Cost of transportation from the mine to the port [US$/tonnes] | 25[116] | 25 | 22 [117] |
| Cost of loading [US$/tonnes] | 5,5 | 11,5 | 10.5 [118] |
| Cost of sea freight [US$/tonnes][119] | 40 | 33 | 33 |
| Total cost of logistics [US$/tonnes] | 70.5 | 69.5 | 65.5 |
| Investment needed for 1 million tonne increase to annual capacity [in US$ million] | 67 | 78 [120] | 49-71 [121] |

As regards the port that will be used, there are no competitors in the area for iron ore transportation. Neither Santos nor Paranaguá have a deep enough draft to receive large vessels, and in the case of Santos, there is a severe shortage of area.

[116] Values currently paid by MMX Corumbá in normal operating conditions of the waterway.
[117] Based on rates currently charged by MRS for iron ore transportation.
[118] Lifting price at the Brasil Port
[119] Considers freights of last year, of US$130,000/day for *Capesize* vessels and US$70,000/dia for *Panamax* vessels. Evaluation was made for a typical route between Port Brasil and Europe, with a duration of 34 days, 4 of which are laytime and the rest journey time.
[120] Takes into consideration the acquisition of Panamax vessels for carrying out the transshipment
[121] There is a portion of the railway cost that is not variable (estimated at R$600 million), and therefore it is diluted proportionally to the handling. The remainder refers to the acquisition of a locomotive and cars. The low and high limits of the constructed simulations are for the handling of 20 million and 80 million tonnes, respectively.

In conclusion, it is a real possibility that the predicted volumes of iron ore from Corumbá could be attracted to load at Port Brasil, but it would depend on the removal of several obstacles.

## Forecast for Port Brasil

The amounts of iron ore predicted by LLX Logística to be loaded at Port Brasil are shown in Table 17. The price charged by LLX Logística for the unloading or iron ore from the train cars and loading the ships at the port is expected to be US$10.5/tonne. This value is based on the contract negotiations underway between MMX Corumbá and LLX Logística. As waterway transport has many disadvantages in relation to distribution via Port Brasil, it is assumed that LLX Logística shall practice these prices without losing its competitive edge against the second option.

**Table 14: Handling of iron ore at the port terminal (Million tonnes/year)**

| | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 |
|---|---|---|---|---|---|---|---|
| Iron ore - MMX (Mt) | 5.0 | 6.7 | 8.3 | 10.0 | 10.0 | 10.0 | 10.0 |
| Third Pary Iron Ore (Mt) | 2.5 | 5.8 | 9.2 | 10.0 | 10.0 | 10.0 | 10.0 |
| **Iron ore - total (Mt)** | **7.5** | **12.5** | **17.5** | **20.0** | **20.0** | **20.0** | **20.0** |

| | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 | 2026 | 2027 | 2028 | 2029 | 2030 | 2031 | 2032 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Iron ore - MMX (Mt) | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 |
| Third Pary Iron Ore (Mt) | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 |
| **Iron ore - total (Mt)** | **20.0** | **20.0** | **20.0** | **20.0** | **20.0** | **20.0** | **20.0** | **20.0** | **20.0** | **20.0** | **20.0** | **20.0** | **20.0** | **20.0** |

The fee for the use of the port infrastructure will not be charged in the transportation of iron ore at Port Brasil. These fees are also not charged at the Tubarão and Ponta da Madeira ports.

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## 5.2.2 Containers at Port Brasil

### Recent background

The volume of containers handled in Brazilian ports has shown a marked growth, increasing from 3.6 million TEUs in 2002 to 6.2[122] million TEUs in 2006. In that period, the Santos Port increased its market share from 35.2% to 38.7% of the total containers handled in the country (a more relevant role both in terms of volume and growth); the Itajaí port improved its share, increasing from 9% to 11%; the Rio Grande so Sul port fell from 12% to 9%; the Paranaguá port rose from 7% to 8%, and the sum of the other ports dropped from 38% to 33.3%.

The volume of containers handled is directly linked to the volume of Brazilian foreign trade, increased volumes for cabotage shipping and to the containerization rate of general cargo. With the exception of this last factor, market pressures have led to an expressive growth in loads. However, the transportation of containers in Santos is approaching the limit of its current capacity, which translates into higher costs and efficiency loss. Therefore, new terminals and expansions are being announced that may increase the current capacity by 3.5 times until 2016.

The port's serviceability depends heavily on the dredging of the Santos channel, deepening it from the current 12 meters to the natural 14 meters (it may even reach 15 meters in the first stage of the tender, and 17 meters at a later stage). If the trend towards increasing the size of vessels continues, as it has recently, the Santos Port may begin to be left out in favor of deeper ports in the same area, as the dredging plans in that port are facing big obstacles.

Under such circumstances, Port Brasil will have a significant advantage over the Santos Port, but this advantage will diminish as the dredging is carried out to increase the depth of the latter.

### Forecast Demand

The demand projection took three essential assumptions into consideration: a) increased foreign trade in relation to the national GDP; b) increased cabotage transport; and c) competition between Port Brasil and the Santos Port for the loads in their area of influence. The evolution in containerization rates of general cargo is no longer an important driver behind this growth.

The demand forecasts for export shipments take into account a reduction in the gap between the Brazil and the world average, as regards the volume of foreign trade over the GDP (24% and 44%, respectively, in 2004), since the world index is growing at 4%

[122] Source: ANTAQ.

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per year and the Brazilian index at 5.1%. That would correspond to an approximate 9% annual growth in the volume of containers shipped for export..

As of 2004, the ratio between foreign trade and the Brazilian GDP was distorted by the severe depreciation of the U.S. dollar and by the recent change in the method for calculating GDP. Therefore, for this simulation, the maintenance of the trend in the period previous to these events was considered.

Thus, with the estimated growth in the Brazilian GDP of 4.5%[123] per year for the next ten years, and taking into account that the ratio between foreign trade and GDP could reach 30% in that period, the country is expected to trade US$ 502 billion in 2016 (in 2006 that volume was US$228.9 billion).

In this context, the transportation of containers for export in the country, assuming growth at the same rate as that of foreign trade, would increase from 5.1 million TEUs in 2006 to 12.4 million TEUs in 2016.

As regards cabotage shipments, in accordance with the main shipowners active in the country, further growth is expected for the next 10 years, equivalent to an annual rate of 11.4%. Thus, by 2016 cabotage volumes will have tripled in relation to 2006, reaching 3.3 million TEUs. Added to the forecast handling for exports, this projects a handling of 15.7 million TEUs in 2016 (2.5 times the volume handled in 2006).

Shipments from Santos in 2006 represented 44% of the loads shipped for export and 22% of the cabotage loads in Brazil. In the last 5 years, however, cabotage operations at Santos have presented a higher growth rate than at the other Brazilian terminals and tripled the port's market share. Therefore, to forecast the demand for the region, Verax assumed that its share in the cabotage market would continue to grow, reaching 35% in 2016, while the share in export shipments shall remain constant over the years.

Therefore, the demand forecast for Santos would rise from 2.4 million TEUs in 2006 to 6.6 million TEUs ten years later. In order to keep the current 88% capacity utilization rate at the terminals, the Santos Port should offer a capacity to transport 7.5 million TEUs in 2016.

## Current and future port capacity

The four private terminals at Santos show growing productivity rates, some of them similar to those of the best ports in the world. Hence, there is an expected increase in the port's total capacity, which was taken into consideration in the analysis carried out by Verax. Along with that increase in productivity, announcements of expansions to the existing terminals lead us to believe that the transportation capacity of these terminals will exceed the 2.7 million TEUs calculated in 2006 to reach 4.8 million TEUs in 2016.

Furthermore, new terminals promise to start operating in the coming years: Embraport, with 1.8 million TEUs and beginning operations in 2010; Nobara, with 1.2 million, in

[123] Average of optimistic forecast by several investment banks and organizations.

2010; Teval, with 600 thousand in 2008, and Lixão/Alemoa, with 1 million in 2012, which would expand the Santos capacity to 9.5 MTEUs in 2016. However, not all those terminals will effectively come into operation, since as the terminals (or even new ports) start operating, some plans shall be reassessed or even dropped.

In 2016 Port Brasil will have 4 of its 6 berths in operation. Assuming that these berths operate at rates indicates by benchmark figures, the handling capacity is estimated at 1.8 million TEUs[124]. The supply of that capacity will guide the attraction of cargos, as will be seen below.

**Forecasts for Port Brasil**

Assuming that Port Brasil will compete with the Santos Port for the preference of the loads generated in their influence area, each of their advantages and disadvantages must be considered.

Some ports, mainly in the South region, are being created with the participation of major shipowners, as is the case of the Aliança/Hamburg Süd company, at the Itapoá port, and MSC, at the Navegantes port. The attraction of a major shipowner to Port Brasil may generate value for both parties.

On the other hand, the draft admitted by the other ports is not as deep as that predicted for Port Brasil, of 18.5 meters. The Santos Port expects to deepen its channel by means of a large-scale dredging project, but the 15 meter depth will not be achieved in the short term. Besides, the lack of an appropriate retro area available for expansion in Santos and the access difficulties raise the price of logistics costs and may benefit Port Brasil, since it will not be constricted by a large city in its surroundings.

In order to determine the demand that must be absorbed by the Port Brasil, a probability analysis was performed of the effective materialization of the expansion to the capacity at Santos, which depends on previous events[125]. The analysis includes the time needed

---

[124] Hypotheses for calculating the capacity: a) maximum berth occupation – 70%; b) productivity of 1 portainer – 25 operations/hour; c) TEU/container ratio for the area – 1.5 d) seasonality coefficient – 0.88.

[125] The composition of scenarios took into account whether the dredging of the Santos channel will be carried out or not by 2009, which would affect the attractiveness of the expansion of the existing terminals and the entry of new terminals in that port. The expansion of the TECON and TECONDI terminals and the entry of the Nobar and Embraport terminals were considered individually, and with likeliness depending on previous events. The Lixão/Alemoa and Teval terminals were not considered very likely, as the entries of the Brasil Port and remaining terminals were more likely. Thus, the following scenarios were obtained:

1) If dredging is carried out in Santos (80% chance): Probability of the event occurring: Embraport and Nobara enter, and there are expansions in Tecon and Tecondi = 8.5%; Embraport and Nobara enter, and there are no expansions in Tecon and Tecondi = 20.1%; Embraport enters, Nobara does not, and there are expansions in Tecon and Tecondi = 4.1%; Embraport enters, Nobara does not, and there are no expansions in Tecon and Tecondi = 8.5%; Nobara enters, Embraport does not, and there are expansions in Tecon and Tecondi = 3.8%; Nobara enters, Embraport does not, and there are no expansions in Tecon and Tecondi = 9.3%; neither Nobara nor Embraport enter, and there are expansions in Tecon and Tecondi = 1.9%; neither Nobara nor Embraport enter, and there are no expansions in Tecon and Tecondi = 3.8%.

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for each event, and determines the expected value of the capacity supply in 2016. Based on the consolidated regional supply (Santos and Port Brasil), the forecast demand of 6.6 million TEUs a year is distributed proportionally to the capacity of the terminals. This analysis reveals an expected value of 1.45 million TEUs for the Port Brasil in 2016.

Table 18: Handling of containers at the port terminal (MTEUs/year)

| | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 |
|---|---|---|---|---|---|---|---|---|
| Capacity | 0.80 | 1.20 | 1.30 | 1.41 | 1.8 | 1.88 | 1.96 | 2.05 |
| Handling | 0.60 | 0.87 | 0.97 | 1.11 | 1.45 | 1.51 | 1.58 | 1.65 |

| 2020 | 2021 | 2022 | 2023 | 2024 | 2025 | 2026 | 2027 | 2028 | 2029 | 2030 | 2031 | 2032 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2.14 | 2.23 | 2.33 | 3.13 | 3.26 | 3.41 | 3.49 | 3.56 | 3.63 | 3.70 | 3.78 | 3.85 | 3.93 |
| 1.73 | 1.80 | 1.88 | 2.53 | 2.64 | 2.75 | 2.82 | 2.88 | 2.93 | 2.99 | 3.05 | 3.11 | 3.18 |

In addition to these volumes, there is a load attraction potential related to the benefits that Port Brasil offers compared to its competitors. The prior planning of the port infrastructure will ensure a more efficient operation, reduction of bottlenecks and, above all, reliability.

From the standpoint of the companies which use port services, Port Brasil will offer larger delivery windows and superior access logistics, while for the shipowners, the possibility of using larger vessels and the concentration of feeder operations are strong selling points.

In view of these reasons, it is believed that as from 2016, when the region shall be operating close to its full capacity, Port Brasil shall have priority in the taking on the demand, maintaining an occupation rate close to 80%[126] throughout the following years.

---

2) If dredging is not carried out in Santos(20% chance): probability of the event occurring: Nobara enters, Embraport does not, and there are expansions in Tecon and Tecondi = 15.4%; Nobara enters, Embraport does not, and there are no expansions in Tecon and Tecondi = 3.8%; Embraport (partially) and Nobara enter, and there are expansions Tecon and Tecondi = 10.2%; Embraport (partially) and Nobara enter, and there are no expansions in Tecon and Tecondi = 2.6%; Neither Nobara nor Embraport enter, and there are expansions in Tecon and Tecondi = 2.2%; Neither Nobara nor Embraport enter, and there are no expansions in Tecon and Tecondi = 0.6%; Embraport (partially) enters, Nobara does not, and there are expansions in Tecon e Tecondi = 4.2%; Embraport (partially) enters, Nobara does not, and there are no expansions in Tecon e Tecondi = 1.0%.

[126] Occupancy rate limit for the terminal. When above this level the shipowners start to seek other terminals which can offer greater flexibility for wharfage.

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**Price of similar services**

The main revenue sources of the container terminals are: loading/unloading operations and import warehousing. The prices to be charged, considered in the simulations of investment return, are based on the prices charged by Santos Brasil terminal in Guarujá-SP. In the fourth quarter of 2007, this terminal presented an average billing per TEU handled of US$237[127], which includes all the revenues and considers the average US dollar exchange rate in the fourth quarter of 2007. Prices currently charged at Santos are under recovery after a steep drop. If all the current conditions were kept constant, and with an operation at efficiency levels similar to a large terminal at Santos Port, Port Brasil could picture a similar income per TEU. The entry of new players spurred by high tariffs, however, might change this scenario.

The prices presented are only indicative of current average prices and **do not constitute expected future price values.**

Revenues through port utilization fees are also associated to the handling of containers [128]. The user's expense with this fee at Santos is approximately US$22.16/container [129] for volumes handled and US$4.96/container for berth occupation[130].

**Demand risks**

The business risks are associated to two aspects. The first one relates to the country's development, reflected in the GDP growth, and to the international scenario, reflected in global trade growth. If the 4.5% growth rate of GDP is not maintained, or if current expectations for the development of global trade do not come to pass, the demand for port services shall fall short of the forecast. But each of these facts can compensate for the other, thus reducing the risk. The second aspect is the implementation period, which the industry sees as the effective period for startup of operations. If Port Brasil starts operations before all other terminals or even prior to the dredging of Santos, the announced expansions there may be retracted, reducing the amount of competitors for the Port.

[127] Gross Revenue of Santos Brasil (4Q2007) = R$135.4 million; Total handling Santos Brasil (4Q2007) = 320,000 TEUs; average U.S. dollar 4Q2007 = 1.79 R$/US$.
[128] At the public ports, these rates are defined by the port authorities, based on Law 8,630 of 1993 and supervised by the ANTAQ. As for the LLX Logística Ports, these will be defined by the company itself, based on the table applicable to public ports.
[129] Rate charged according to the handling and type of cargo (general cargo or container).
[130] Rate charged per linear meter of wharf used for period of 6 hours or fraction thereof. For the establishment of total laytime and the length of wharf occupied, we have used the following assumptions:

- 240 meter-length standard vessel with capacity for 3,000 containers, and average consignment of 500 TEUs.
- TEU/container ratio of 1.5, typical of the Santos Port.
- Vessel loading/unloading speed of 35 containers per hour.
- Total wharfage/undocking time of 2 hours.

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## 5.2.3 Agricultural bulks

### Recent background

The same port export infrastructure may be used for the shipment of soybean and sugar and the vast majority of the terminals at Santos and Paranaguá handle or have handled both of these products. Thus, the forecast demand of loading services for these products at Port Brasil has been calculated by adding the volumes of soybean (grain and bran) and sugar.

### Soybeans

Brazil is the second largest global producer of soybeans, with 58 Mtpy in 2006, which represents 27% of world production. This crop represents the largest planted area in the country accounting for approximately 35% of the total crop area, and its volumes have grown at an average rate of 8.2% per year in the last 10 years. The main drivers of this growth are the increased productivity per hectare and the expansion of planted area toward the Midwestern region.

The main producers are: Mato Grosso (20.1 Mt / 34.6%), Paraná (10.8 Mt / 18.6%), Goiás (7.9 Mt / 13.6%), Mato Grosso do Sul (4.2 Mt / 7.2%) and Minas Gerais (3.3 Mt / 5.8%).

Soybean is the chief agricultural commodity exported by Brazil, accounting for a volume of 39.8 Mt in 2006 and 3.9% of total exports in value. The most used ports are Santos (9.9 Mt) and Paranaguá (9.1 Mt), which are the natural destinations of production coming from the Midwestern region. The former presented an expressive growth of 16.9% per year over the last 5 years for this product, while the latter presented a drop of 3.2% per year over the same period.

### Sugar

Brazil is the largest global producer of sugar with more than 30 Mt in the 2006 harvest. Sugar cane plantations represent 11% of total farmed area in the country and their volumes have increased at an average rate of 2.4% per year in the last 10 years. The main drivers for this growth are the increase of productivity per hectare and increased demand for sugar and ethanol.

In 2006 the Brazilian sugar cane production was 435 Mt and the main producers are the states of São Paulo (255 Mt / 60.3%), Paraná (30 Mt / 7.0%) and Goiás (25 Mt / 6.0%).

Sugar is the second chief agricultural commodity exported by Brazil, accounting for a volume of 18.8 Mt in 2006 and 2.85% of total exports in value. In view of the geographical proximity of the planted areas, the two major sugar exporting ports are Santos and Paranaguá, with 13.3 Mt and 2.6 Mt (2006), and average growth rates of 12.8% and 1.9% per year, respectively, over the last five years.

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The Santos Port is important because it is at a convergent point between the main highway and railway routes, thus it has an advantage over Paranaguá. Both ports face infrastructure problems which are below ideal levels, especially regarding the soybean harvest, when monthly volumes are 100% greater than the annual average at Santos and 140% greater at Paranaguá. Currently, the terminals at these ports are operating at over their optimum occupancy capacity.

Port Brasil shall be located in the central region of the coastal area which includes these two important destinations and has high potential to attract loads from this corridor.

The methodology developed for calculating the forecast demand for the port is based on two other projections: that of the export volumes for the different regions in Brazil which ship via the ports of Santos and Paranaguá, and the current and forecast future capacity supply of the terminals at both ports based on press information. Finally, we evaluate the volumes to be absorbed by Port Brasil, by means of assumptions of market share acquisition.

## Demand projection

### Soybeans

According to the study entitled "Projeções do Agronegócio: Mundial e Brasil" (Agribusiness Projections: Worlwide and in Brazil), the global production of soybeans will become more concentrated and Brazil will be the largest producer with 34% of market share by 2016 (vis-à-vis 27% in 2006). In this scenario, the outlook for Brazilian exports is that they will reach 48.8 Mt in 2016, consolidating an average annual growth of 2.3% per year for this period.

### Sugar

The Brazilian production of sugar is expected to grow at an average rate of 4.6% per year and to reach 41.8 Mt by 2016. India is expected to overtake Brazil as the world's largest producer in 2007 with 33.2 Mt versus 31.5 Mt in Brazil. According to this scenario, the outlook is that Brazilian exports will reach 24.5 Mt by 2016, consolidating an average growth of 3.6% per year for the period.

***

The break in export flow for the different ports used the following hypotheses: a) each productive state increases their export volumes at historical rates adjusted by the Brazilian export levels forecast by the Ministry of Agriculture, which reveals decreased growth for the next years; b) each state will maintain its volumetric proportion of preference for the ports, with similar rates to current rates; c) total demand at the ports of Santos and Paranaguá is a result of the composition of volumes distributed from each producing state to that destination.

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The region of interest has presented demand of port capacity for soybeans (grain and bran) of 18.2 Mt in Santos and 9 Mt in Paranaguá by 2016. The average growth in accumulated demand for services at these ports will be 7% and -0.1% per year for the period, respectively. Demand for sugar was 18.5 Mt in Santos and 3.9 Mt in Paranaguá by 2016, with an average growth of 3.4% and 3.7% per year for the period, respectively.

Thus, in 2016, Santos will have a demand of 36.7 Mt and Paranaguá 12.9 Mt for both bulk products together.

## Current and future port capacity

The nominal export capacity for vegetable bulks (soy, sugar and corn) at the Santos Port is 34.2 Mt per year. The main terminals are: Teaçu, Teaçu II (Cosan), Teaçu III (Copersucar), ADM do Brasil, TEAG (Terminal de Açúcar do Guarujá), TGG (Terminal de Granéis do Guarujá), Cargill, Ferronorte, Citrosuco, Quintella, Rodrimar, Itamaraty and Coinbra (Louis Dreyfus). However, exports of solid bulk present great seasonal fluctuation throughout the year, and thus the nominal capacity must be corrected by a coefficient determined by the port's average use index. This average capacity use coefficient is currently approximately 80% for this port. The application of this coefficient indicates an effective capacity of 27.4 Mt.

The expansions to the vegetable solid bulk terminal, announced in the press and considered in this simulation exercise for the Santos Port are: a) TGG in 2007; b) Cereal Sul in 2007; c) Embraport (bulk terminal in 2014); Teval in 2007. Effective forecast capacity for 2016 is 35.7 Mt. In the influence area of the Santos Port, the capacity offered by Port Brasil in 2016, considered in the analysis, was 31.5 Mt.

At Paranaguá, the current nominal capacity for vegetable solid bulk is 25.3 Mt, used for the export of soybeans, sugar and corn. Sugar exports at the Paranaguá port are highly concentrated by PASA Operações Portuárias S.A. (a cooperative of sugar producers from the north of Paraná state). The seasonality observed in this port is 67%, bringing effective capacity down to 17 Mt.

There are no expansions announced for the vegetable solid bulk terminals in Paranaguá, only an expansion to the storage silos, increasing the effective capacity to 18.3 Mt.

## Forecasts for Port Brasil

The capacity supply of Port Brasil considered in the following analyses was 31.5 Mtpy, determined as from the start-up of operations of the terminals built[131].

[131] In 2016 two berths will be made available for the transportation of grains, equipped with two ship loaders with a nominal capacity of 7,000 tonnes/hour. Bulk terminals indicate an effective nominal capacity index of approximately 50%. We have further considered an optimum utilization of berths of 65% of the time (loading time divided by total time of the year) based on the team's experience.

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We considered that demand at Port Brasil will be composed of export loads that would originally have been intended for the ports of Santos and Paranaguá.

However, there is a need to consider that the large traders which already control terminals at the current ports will not cease their operations there, except during any capacity shortage, which will happen to some extent.

LLX Logística is at an advanced stage of negotiations with an important trader, with the intention of signing a contract to come into effect in 2012 which would guarantee a significant volume exclusively from this sugar trader. Verax agrees that a port with the operational characteristics of Port Brasil is capable of attracting a representative partner which either already has restricted capacity at its terminal or will have in the near future.

The Santos terminals controlled by traders currently operate typical volumes of around 3 Mtpy. Therefore, the methodology to estimate handling at Port Brasil considers an initial volume of 3 Mt of sugar guaranteed by the agreement with that trader as from 2012, which volume then increases the industry growth rate (4% p.a.). In addition to this demand, the methodology considers that the port shall compete for extra load volumes, just like other terminals, in proportion to their capacities.

However, Verax considered it reasonable to assume that the weight of the capacity of Port Brasil should be greater than that of the other terminals in view of its favorable characteristics, such as the draft and others already discussed. Thus, a 50% greater weight was adopted in relation to the other terminals.

In conclusion, of the potential volume of 54.5 Mt[132] from the region in 2016, 3.5 Mt is guaranteed to Port Brasil due to the success of these negotiations. Of the remaining volume, 50% shall be handled by traders in their own terminals[133] and the other 50% shall be distributed amongst the 3 ports proportionally to the remaining capacity supply, but considering a 1.5 weight in favor of the Port Brasil in virtue of its competitive advantages.

If the obstacles faced by current ports were considered as an advantage for Port Brasil, we could estimate higher acquisition volumes. However, the opening of a new port may lead to shorter waiting times and improved operating efficiency of the terminals in operation. This will be due to a 60% rise in the port capacity for handling the region's agricultural bulk with the arrival of Port Brasil. Therefore, competition would take place below the optimum operating volume, thus making it reasonable to consider the premise of demand being absorbed at a proportional rate to the available capacity.

These hypotheses provide a forecast 18 Mt per year of transported cargo by Port Brasil by 2016, with an approximate proportion of 55% of soybeans and the remainder of sugar.

---

[132] This volume includes 3 Mt of corn an 1.8 Mt of wheat in 2016, as it these loads use the same port facilities as soybeans and sugar. However, the ports of Paranaguá and Santos, respectively, are given preference for the transportation of such cargo, and the Brasil Port will probably not attract such loads due to the proximity of the other ports to the production centers and the small volume of demand.

[133] These traders currently control a volume of over 60% of the total exports, but with the increased volumes, this fraction should settle at around 50%.

It is worth emphasizing that these estimated values may differ especially in view of the domestic agricultural production. Despite there being only slight variations in exports, due to harvest intervals or high international prices, there is a natural reaction time for the industry to correct the supply-demand gap. This response time is expected to be greater at the start of Port Brasil operations and therefore was considered a mitigating factor in the forecast handling of 50% and 75% for the first and second years, respectively.

Another important factor considered is the capacity of Port Brasil to attract loads, which may be affected by the entry of new terminals or by improvements to the infrastructure of competing ports. As from 2016 forecast volumes become progressively uncertain, and an average growth of 3% per year has been estimated.

**Table 19: Handling of agricultural bulks in the port terminal (Mtpy)**

| | 2012 | 2013 | 2014 | 2015 | 20166 | 2017 | 2018 | 2019 |
|---|---|---|---|---|---|---|---|---|
| Agricultural bulks Mt | 5,9 | 9,1 | 16,9 | 17,5 | 18 | 18,6 | 19,1 | 19,7 |

| 2020 | 2021 | 2022 | 2023 | 2024 | 2025 | 2026 | 2027 | 2028 | 2029 | 2030 | 2031 | 2032 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 20.3 | 20.9 | 21.5 | 22.2 | 22.8 | 23.5 | 24.2 | 24.9 | 25.7 | 26.4 | 27.2 | 28.1 | 28.9 |

## Current price of similar services

Currently, lifting prices charged in the ports of the Santos and Paranaguá region range from US$8.5 and US$9, with lower prices at the latter. Verax deemed reasonable a price of US$8.75 per tonne for the services to be provided by LLX Logística.

The majority of the Brazilian bulk terminal ports are currently operating with levels of occupation above the optimum economic level as a whole. In view of this, the LLX Logística project makes sense. In a scenario with higher demand than the optimal capacity, the prices for port services go up, which means that current prices may be inflated.

Utilization fees for the port infrastructure will be charged for the handling of agricultural bulks at Port Brasil[134]. The price of this fee paid by the users at Santos is US$1.22/tonne[135] for handled volumes and US$3.45/meter of berth for the period[136].

[134] At the public ports, rates are defined by the port authorities, based on Law 8,360 of 1993 and supervised by the ANTAQ. For the LLX Logística ports, these rates will be defined by the company itself based on the table applicable to public ports.

[135] Rate charged according to the handling and type of cargo (general cargo or containers).

[136] Rate charged per linear meter of wharf used for period of 6 hours or fraction thereof. For the establishment of total laytime and the length of wharf occupied, we have used the following assumptions:

- 200 meter-long standard vessel with capacity for 70,000 containers.
- Vessel loading/unloading speed of 1,000 t/h.

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These values have been determined as equivalent to the cost that shipowners would pay per tonne handled in operations at the Santos Port.

**Risks related to attracting the forecast volumes**

The main risk factors for this business belong to two classes: (1) those associated to agricultural production volumes, which may decrease in virtue of international prices, the exchange rate and several weather factors; (2) those associated to the improved market perception regarding the effective implementation of improvement works to access and draft depth at the ports of Santos and Paranaguá. Furthermore, new terminals not yet announced and therefore not included in this simulation exercise may emerge, increasing competition for cargo in the region's terminals.

The deep draft, good access conditions and the fact that this is a private port, with more efficient management and higher decision making promptness/flexibility, are all advantages for Port Brasil in the dispute for loads. A means of attracting loads faster would be by attracting traders of agricultural products to operate at the facilities, ensuring a fixed volume. Some traders have already shown interest in investing in the region and negotiations with at least one investor are at an advanced stage.

- Total wharfage/undocking time of 2 hours.

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### 5.2.4 Fertilizers

#### Recent background

Historically the volume of fertilizers used by Brazilian agriculture is equivalent to 3% - 4% of the weight of crops harvested. Between 1998 and 2006, the growth in exports of this material was 6.3% per year, reaching 12 Mt last year, for a domestic consumption of 21 Mt, the growth rate of which was 4.5% for the period. Only potassium chloride, one of the raw materials used for making fertilizers, accounts for 1.0% of total Brazilian imports, in terms of value.

Domestic production of the main elements used in the manufacture of fertilizers (rock phosphate for producing phosphorus, potassium chloride for potassium and ammonia as source of nitrogen) is low. With the exception of ammonia, which is produced by the petrochemical industry, the other two elements are extracted from natural mines which are relatively scarce in Brazil. Still, in some cases, the holders of extraction rights are fertilizer producers, for whom imports may define the balance of the market. Over recent years, import volumes of these products have grown more than the domestic production.

The main Brazilian ports for the handling of fertilizers are Santos and Paranaguá, which imported 2.2 Mt and 4.4 Mt in 2006, a growth of 3.6% p.a and 3% p.a respectively over the last five years. Together, these ports account for 55% of the total imported volume.

**Port Brasil** is located in the middle of the coastal area which includes the two ports that concentrate over half of the country's fertilizer imports and has a high potential to attract this type of business.

The methodology developed for calculating the demand projections at Port Brasil is based on three other projections: that of the Brazilian agricultural production; that of the correspondence in imported weight and agricultural production; and the projection for volumes shipped via the ports of Santos and Paranaguá. Lastly, we evaluated the volumes to be absorbed by Port Brasil, by means of assumptions of market share acquisition.

#### Forecast Demand

Brazilian agricultural production in 2006 totaled 625 Mt. The projection foresees a total production volume of 1,022 Mt in 2016, constituting an average annual growth of 5%[137].

[137] Source: "Projeções do Agronegócio: Mundial e Brasil" (Agribusiness Projections: Globally and in Brazil) performed by the Strategic Management Department of the Agriculture, Livestock and Supply Ministry, published in December 2006.

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Historical data for the consumption of fertilizers versus agricultural production and import versus consumption indicate a linear ratio between the variables. For the agricultural production of 2016, we expect the consumption of fertilizers to be around 43 Mt, 31 Mt of which shall be imported, at an average weight growth rate of 8.1% per year. Because domestic supply is restricted, imports grow faster with the increase of production.

The breakdown of imported volumes destined for the Santos and Paranaguá ports was based on the current market shares of 18% and 37%, respectively and in relation to the products. Thus, the projection indicated a potential demand of 5.7 Mt in 2016 at the Santos and 11.5 Mt at Paranaguá, with annual growth rates for the 2007-2016 period of 7.7% for both ports.

**Current and future port capacity**

Currently, the Santos Port operates at the limit of its handling capacity for fertilizers. Vessels are sometimes forced to wait up to 20 days to dock, leading to the Paranaguá Port managing to steal a portion of the volumes which would naturally use the Santos Port. This problem has become so serious that one commercial fertilizer manufacturer located in Cubatão has received raw materials via the Paranaguá Port.

In Santos, the main terminals that import this material are the TGG-Termag, with an expected capacity for 2007 of 3 Mt for fertilizers and the TUF (the sea terminal of Fosfértil) with a capacity of 2.3 Mt. Paranaguá has three berths at the commercial wharf intended for fertilizer operations and the TGPA (the Paranaguá bulk terminal) with an estimated capacity of 6.0 Mt as from 2008. All the values already include recent expansions. The Paranaguá Port has recently announced the expansion of its warehousing facilities for this product.

There are no expansions announced for the Santos Port region and the overuse of the fertilizer terminals which afflicts the port reveals the existence of an important market niche for Port Brasil.

**Forecasts for unloading services demand of Port Brasil**

The potential demand for unloading services of fertilizers at Port Brasil corresponds to the volumetric increase of imports of the product. As the demand per port capacity will exceed the available capacity announced at the present moment, a company entering the market will obtain a large portion of the excess volume in relation to the capacity of the current ports under an ideal operating system.

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In 2016, it is estimated that there will be an excess volume of 7.0 MT of fertilizers in relation to the capacity available at Santos and Paranaguá and, therefore, this amount should be absorbed by Port Brasil.

Such scenario is deemed as optimistic, since as both competing ports operate under stress and charge high service rates, the capacity at Santos and Paranaguá is expected to increase by up to 1 Mt before Port Brasil[138] begins operations. Therefore, Port Brasil is expected to handle 6 Mt in 2016, without any ramp up in the volumes attracted as a result of already heightened demand. From that year onwards, the forecast becomes progressively uncertain and, therefore, demand for Port Brasil was calculated considering a 3% p.a increase.

**Table 20: Handling of fertilizers at the port terminal (Mtpy)**

| | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 |
|---|---|---|---|---|---|---|---|
| Fertilizers [Mt] | 3.04 | 3.89 | 4.69 | 5.69 | 6.03 | 6.46 | 6.65 |

| 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 | 2026 | 2027 | 2028 | 2029 | 2030 | 2031 | 2032 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 6.85 | 7.06 | 7.27 | 7.49 | 7.71 | 7.94 | 8.18 | 8.43 | 8.68 | 8.94 | 9.21 | 9.48 | 9.77 | 10.06 |

## Current prices of similar services

In recent years, the lifting prices practiced in both ports vary from 9 to 12 US$/t, at Paranaguá, and from 23 to 26 US$/t, at Santos. The higher prices at Santos resulted from a higher capacity restriction at that port.

When taking into consideration the long queues for wharfage, there is a 5-10 US$/t loss in the amount due to the loss in productivity of the carrier's fleet. Under the current purchase structure of the raw materials, the exporter will bear any losses incurred. However, it is reasonable to assume that an improvement in the port service will reduce the total cost for the importer and may be absorbed by some measure taken by the unloading port.

The fees for unloading fertilizers are high in Santos as a result of pressures on the system. Therefore, the LLX Logística project makes sense. The added supply of capacity resulting from the entrance of LLX Logística in the market, as well as other terminals already announced, would imply in a tendency for such stress to be reduced or eliminated, leading to lower prices in a balanced market. This price drop should be particularly drastic for the price of lifting fertilizers in Santos.

[138] Although there have been no announced expansions, new warehousing facilities and the purchase of equipment for operation in berths formerly intended for agricultural bulks will increase the capacity.

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Furthermore, fees will be charged to use the port infrastructure[139] in the handling of fertilizers. The user's expense for this fee in Santos amounts to 1.22 US$/t[140] for the handled volume and US$ 3.45/m of berth per period[141].

Such amounts were calculated so as to be equivalent to the expense incurred by the shipowner per each ton handled at the Santos Port.

## Risks

There are two main business risk factors: the first is related to the variation in agricultural production that may be caused by fluctuations in price or in the exchange rate and weather factors; the second is related to the competition amongst the existing or future ports. Such competition could heat up following improvement works at the Santos and Paranaguá ports, such as dredging and access logistics improvements.

The natural deep draft, good access conditions and the fact that the port is privately owned and, consequently, managed more efficiently, favor the Port Brasil in the dispute for loads. A means of attracting loads faster would be by attracting traders of agricultural products to operate at the facilities, ensuring a fixed volume. Some traders have already shown interest in investing in another regional port during interviews held in June 2007.

[139] At the public ports, rates are defined by the port authorities, based on Law 8,360 of 1993 and supervised by the ANTAQ. For the LLX Logística ports, these rates will be defined by the company itself based on the table applicable to public ports.
[140] Rate charged according to the handling and type of cargo (general cargo or container).
[141] Rate charged per linear meter of wharf used for a 6-hour periods or fraction thereof. In order to calculate the total laytime and the length of the wharf occupied, the following assumptions were assumed:

- Standard 200 meter-long vessel with a capacity for 70.000 t.
- Vessel unloading speed of 1,000t/h.
- Total time for wharfage/undocking of 2 h.

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## 5.2.5 Ethanol

### Recent background

Brazil has the largest sugar cane crops in the world, with over 450 Mt estimated for harvest 2006/2007[142]. Sugar cane plantations represent around 10% of the total farmed area in Brazil. Although it is a traditional industry, sugar cane production has been increasing constantly at an average rate of 4.1% p.a. over the last 16 years. The main productive states in Brazil of the 2005/06 harvest were São Paulo, 62.8% of the production, Paraná and Minas Gerais, with 6.4% each, Alagoas, 5.8% and Goiás, 3,8%. The total production of other states corresponded to a 14.8% share.

According to the Sugarcane Industry Association (UNICA), on average, 50% of the sugar cane production is used to manufacture ethanol and 50% for sugar. According to the Ministry of Agriculture, ethanol production reached 17.3 $Mm^3$, in 2006.

Although export volumes are still relatively low compared to other agricultural commodities such as sugar and soybean, ethanol exports have been increasing dramatically, presenting a 31.4% rise only in 2006, when Brazil exported 3.5 $Mm^3$.

Santos and Paranaguá are the main exporter ports, accounting for 66% and 19% of total ethanol exports, respectively, and reflecting an increase of 38.7% and 52.8%, respectively, in relation to the previous year.

In view of its privileged location, that is, between Santos and Paranaguá, Port Brasil shall be able to solidly compete for the demand for port services for ethanol shipments.

### Forecast Demand

The forecasts for ethanol production and export for the next 10 years reveal a large increase in demand for port operations. According to UNICA, The Sugarcane Industry Union, Brazilian exports should reach 12.3 $Mm^3$ in 2016, corresponding to an average annual growth of 13.4% between 2006 and 2016. Exports shall account for 26.2% of the country's ethanol production, forecast at 46.9 $Mm^3$ for the same year, also by UNICA. Therefore, the average growth of ethanol production for the period shall be 10.5%. Although the UNICA forecasts are not the most optimistic, they do seem so when compared to those of the Ministry of Agriculture, for example. The Ministry of Agriculture foresees an average increase rate of 8% p.a. for Brazilian ethanol production, thus reaching 37.7 $Mm^3$ in 2016. According to the same source, exports should reach 9.3 $Mm^3$ in the same year, reflecting an annual average growth rate of 11% p.a., and representing 26% of the total production. Other estimates are often more optimistic, such as the intermediary estimate (the pessimistic estimate is similar to that provided by

[142] IBGE

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the Ministry of Agriculture) of CERA[143], which points to a volume exceeding 14 $Mm^3$ in 2016.

In order to estimate the division of the demand for handling ethanol between the ports, the following assumptions were assumed:

a) Continuation of the current scenario of division of production in the states, with production dominated by São Paulo and higher growth rates in the Midwest and Minas Gerais;

b) The proportion of total ethanol exports absorbed by the ports of the region has remained constant, with Santos and Paranaguá claiming an 84.5% share;

c) Port Brasil will compete with the Santos and Paranaguá ports for the service demand.

If the current status quo is maintained, Verax predicts the following demand for the handling volumes of ethanol in 2016: 8.11 $Mm^3$ at the Santos Port, 2.29 $Mm^3$ at the Paranaguá Port, both of which with an average growth rate of 13.4% p.a. until 2016. Evidently, the presence of Port Brasil alters these volumes.

This is due to the concentration of the production regions in the influence area of both ports. The increased sugar cane production in the Midwest lends advantage to shipping via the Santos or Port Brasil.

**Current and future port capacity**

According to Verax's forecast, the current capacity for ethanol handling in the Santos Port is approximately 2.6 $Mm^3$/year, compared to 1.3 $Mm^3$ in Paranaguá. In order to make this estimate, the total handling capacity of liquids at the terminals of both ports and the percentage of ethanol transportation of each port were considered.

A critical analysis of the announcements of expansions and new terminals was performed to calculate the future capacity. In Santos, high investments are expected such as for the Embraport terminal, the Alcohol Export Terminal of Santos (TEAS), Copape and Odfjell. Some of these investments will probably not be made, while others will probably be implemented but have not yet been announced, and, therefore, the net effect of both cases was deemed null. By adding the possible expansions to the reasonable probabilities, the Santos Port could obtain an added ethanol capacity of 11.8 $Mm^3$/year in 2016. As for Paranaguá, only one major investment has been announced and will be made by the state government, raising the current capacity of the port to 4.3 $Mm^3$ of liquids in the same year. It is worth noting that the current handling capacity at the liquid terminals of Santos is approximately 18.6 $Mm^3$/year, 9 $Mm^3$ of which are the responsibility of Petrobras.

In both cases, the announced investments would be more than sufficient to meet the estimated demand for ethanol transportation and, therefore, Port Brasil would face

[143] Cambridge Energy Research Associates, Inc. (CERA). Ethanol-powered Brazil: The Land of Green Gold? February, 2007.

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strong competition. However, if exporting the product on large suezmax vessels is justified, as advocated by a considerable number of analysts, including Petrobras professionals, Port Brasil will have a competitive advantage with its deep draft. Nonetheless, it is worth mentioning that exports on smaller draft vessels will not be totally extinguished and will still be of some importance in the matter. Indeed, although there are many references stating otherwise, it seems more plausible that the ethanol market would change from 20.000 m³ shipments to 40,000 m³ shipments, and in the long term, would eventually adopt 60,000 m³ shipments.

Port Brasil project is not yet widely known by the market. Investors interested in ethanol exports usually mention the São Sebastião and Rio de Janeiro ports as options, instead of Santos, due to their drafts. A comparison between the Port Brasil Project and the São Sebastião Port shows that the former has better access, while the latter may enjoy greater governmental promotion.

There are great concerns regarding these exports via the São Sebastião Port and the consequential necessary expansions would face snags of an environmental nature. Both Petrobras and private companies have already stated their interest in using the port, but plans do not seems to be developing fast. More recently, the São Paulo State government has began promoting the port, taking into account that it is managed by the state government, whereas the Santos Port, its biggest competitor, is managed by the Federal Government. Furthermore, it is highly likely that if Port Brasil is implemented, the São Paulo State government will give up on its plans for São Sebastião in view of the superiority of the LLX Logística project.

The main supporter of the Rio de Janeiro Port, Petrobras/Transpetro, intends to take advantage of two of its main characteristics: use of the only extensive alcohol pipeline in Brazil connected to a port terminal and the possibility of loading vessels with a gross capacity of up to 130,000 tonnes. Even if both these aspects are real, the alcohol pipeline project is not economic for ethanol export and can only be justified for a long-term strategic plan. If it is used for such purpose, this will only be temporary, until other options become available; at any rate, this does not seem to represent a substantial threat to Port Brasil.

**Forecasts for Port Brasil**

The demand for ethanol transportation from Port Brasil would result from absorbing demand from the ports of Santos, in particular, and Paranaguá, on a smaller scale.

To calculate the estimated demand to be absorbed by Port Brasil, firstly the demand from producers with their own port terminals was ascertained. It was assumed that this portion of users would not migrate to a new port.

The analyses concluded that there is a reasonable probability of attracting an alcohol pipeline to Port Brasil (even though the Transpetro alcohol pipeline is set forth in the government's Growth Acceleration Plan - PAC). There are many potential investors unsure about the ideal destination port (São Sebastião or Santos). Port Brasil would

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share many of the advantages that São Sebastião holds over Santos (draft and avoiding the Santos traffic), with the additional benefit of being near the producer markets.

Furthermore, depending on the route of the pipeline, Port Brasil could be an even more interesting option than Santos. If the pipeline starts in Conchas/SP, upstream of the Tietê-Paraná waterway, then the route could be shortened by approximately 100 km, provided that it could continue directly to Peruíbe, without passing through São Paulo or Paulínia[144] At the present moment, Transpetro and other private companies are considering the distribution of ethanol via Tietê-Paraná waterway.

Port Brasil would be the best option for pipeline distribution of ethanol (within the Santos coverage area) due to the greater ease in acquiring the right of passage, the draft and for not being in the area of the Santos organized port. However players in the industry see the deadline for its implantation as the greatest difficulty in attracting the pipeline. Nevertheless, due to the delay in establishing a consolidated international market for ethanol, as well as the delay in implanting effective projects, it is possible that the Port Brasil will offer favorable timing to attract this pipeline.

Therefore, Verax adopted a probability factor of Port Brasil attracting a pipeline of 50%. There are currently projects for pipelines from 3.5 Mtpy to 8 Mtpy. To determine these volumes, Verax assumed a pipeline with a capacity of 6 Mm³/year.

In the same manner that a pipeline would bring great benefit to Port Brasil, if a pipeline were built to another port this could substantially reduce the volumes of ethanol sent to Port Brasil. Therefore, the handling of significant volumes of ethanol at Port Brasil will essentially depend on which port will be located at the end of the alcohol pipeline.

The attraction of volumes to each port, as well as by the pipeline, was established proportionally to the capacities offered by each of the agents. Due to its greater efficiency and lower transport costs, it was assumed that the pipeline has an attraction power twice as great as the other modes of distribution.. Dividing the demand proportionally to the capacity is a weak assumption in the event of excess capacity and/or if any terminal has much lower operating costs than the others. However, at the present moment, this is not the case, and the hypothesis of dividing the market according to capacity has proven to be correct.

In conclusion, if Port Brasil manages to attract the alcohol pipeline, then it should handle 4.44 Mm³ of ethanol in 2016, or a 36% market share.

If the alcohol pipeline leads to another port, the demand for ethanol handling at Port Brasil shall be approximately 1.73 Mm³/year in 2016, that is equivalent to a 14% market share. Finally, if no alcohol pipeline is installed at all, Port Brasil should handle 2.73 Mm³/year, representing a market share of approximately 22.2%. In all the simulations, the installed capacity of Port Brasil for handling ethanol was considered to be 5.76 Mm³/year in 2013 and 2014, and 7.8 Mm³ as of 2014[145]..

[144] The same line of thought is valid for distribution at other strategic points such as Mairinque
[145]. The capacities were calculated according to the static storage capacity of the Brasil Port, based on the CAPEX provided by LLX Logística, with a monthly turnover considered twice the static capacity.

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In addition to the possibility of Port Brasil failing to attract the installation of an alcohol pipeline, other risks for the port are related to ethanol exports increasing at a lower rate than that estimated by UNICA. This drop in volumes could result from price variations, the appreciation of the Brazilian Real, natural causes and increased competitiveness from the Santos and Paranaguá Ports. The competitiveness of such ports may be strengthened by new investments leading to deeper drafts, better access infrastructure or new and as yet unscheduled expansions.

Table 21 shows details of the forecasts taking in account the comments above.

**Table 21: handling of ethanol at port terminal in view of the existence and location of an alcohol pipeline in the region (Mm³py)**

| | | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 |
|---|---|---|---|---|---|---|---|---|
| Ethanol (Mm³) | Alcohol pipeline at Port Brasil | 2.58 | 2.97 | 3.54 | 3.98 | 4.44 | 4.70 | 4.98 |
| | Alcohol pipeline at another port | 0.84 | 0.96 | 1.38 | 1.55 | 1.73 | 1.84 | 1.94 |
| | No alcohol pipeline built | 1.35 | 1.55 | 2.16 | 2.44 | 2.73 | 2.90 | 3.08 |

| 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 | 2026 | 2027 | 2028 | 2029 | 2030 | 2031 | 2032 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5.25 | 5.53 | 5.81 | 6.14 | 6.48 | 6.85 | 7.25 | 7.67 | 8.12 | 8.59 | 9.10 | 9.65 | 10.10 | 10.52 |
| 2.05 | 2.16 | 2.27 | 2.39 | 2.53 | 2.67 | 2.83 | 2.99 | 3.17 | 3.35 | 3.55 | 3.77 | 4.10 | 4.52 |
| 3.26 | 3.44 | 3.63 | 3.85 | 4.08 | 4.33 | 4.60 | 4.89 | 5.20 | 5.54 | 5.90 | 6.30 | 6.72 | 7.19 |

Given the high disparity of volumes ascertained for the scenarios analyzed, the probability of each one was established in order to estimate the amount of ethanol to be handles at Port Brasil. Due to the several projects already announced for the construction of alcohol pipelines and the evident intention of many of the large producers to use such pipelines (or even construct and operate them), the probability of no pipeline being built was considered as nil. The probabilities considered for either Port Brasil or a different port attracting the alcohol pipeline were considered as equal, at 50%.

According to the figures predicted for each scenario analyzed and the probability of each one happening, the levels of ethanol handling at Port Brasil were estimated for until 2032.

---

According to the CAPEX schedule provided by LLX Logística, the Brasil Port will begin operations with three 80.000 m³ tanks and a new tank with the same capacity will be built to operate as of 2014

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**Table 22: handling of ethanol at the port terminal (Mm³py)**

| | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 |
|---|---|---|---|---|---|---|---|
| Ethanol (Mm³) | 1.71 | 1.96 | 2.46 | 2.77 | 3.08 | 3.27 | 3.46 |

| 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 | 2026 | 2027 | 2028 | 2029 | 2030 | 2031 | 2032 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 3.65 | 3.84 | 4.04 | 4.27 | 4.51 | 4.76 | 5.04 | 5.33 | 5.64 | 5.97 | 6.33 | 6.71 | 7.10 | 7.52 |

Currently, the handling price in Santos is approximately US\$15/m³, whereas in Paranaguá it is US\$13/m³ for spot contracts. When part of service agreements, the price drops in proportion to the volume. US\$2/m³ volume discounts seem reasonable. When compared to international prices and past values, the prices seem high, but they have remained relatively stable in recent years. Therefore, the value considered for the simulations is US\$13/m³ for operations at Port Brasil.

The high price level for shipments should continue until there is a significant increase to the supply capacity. Historical figures for shipping high volumes of fuels on the international market are under US\$ 10/m³. It is worth stressing that, also on a historical basis, the transportation prices in Brazil are higher than in the international market.

Fees to use the port infrastructure[146] shall be charged for handling ethanol at Port Brasil. The value of this fee in Santos is approximately US\$1.22/t[147] for handled volume and US\$0.12/t for berth occupation[148].

## Risks

The risk of a low increase in ethanol exports is very low, although it does exist.

However, there is a risk that operations prior to the installation of Port Brasil create a sufficient infrastructure to meet the export needs. In this case, the opening of Port Brasil could lead to excess capacity supply with the disadvantage of the port failing to attract an alcohol pipeline. Such risk is increased due the fact that the implementation of the Transpetro alcohol pipeline is specified in the governmental Growth Acceleration Plan

[146] In the public ports, pursuant to Law 8,630/93 and supervised by ANTAQ, the rates are established by the port authorities. For the LLX Logística ports, the rates are established by the company itself based to the table applicable to public ports.

[147] Rate charged according to the handling and kind of cargo (general cargo and container). The volume of ethanol in m³ was converted into the weight equivalent in t.

[148] Rate charged per linear meter of wharf occupied for 6h-periods or fractions thereof. In order to establish the total laytime and the length of the wharf occupied, the following assumptions were assumed:

- Standard 170 meter-long vessel with 30,000 t capacity.
- Vessel loading speed of 1,000 t/h.
- Total wharfage/undocking time of 2 hours.

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(PAC), with construction work scheduled to begin next year. However, while the conclusion of the pipeline was previously scheduled for 2010, the government has already revised its predictions due to the uncertainty in the ethanol market and has limited itself to stating that the project should go ahead after 2010.

## 5.2.6 Leasing of industrial area

Port Brasil will have an area to be leased for the installation of industrial plants, namely the Taniguá Industrial Complex. The potential income resulting therefrom is an important source of revenue for Port Brasil, and part of the LLX Logística business model.

Bringing together several companies in industrial complexes is an efficient way of absorbing integrated forces and promoting the economic development of a region. The industries may share investments in the infrastructure, including, but not limited to, highway and railway access, energy and sanitation. Such investments can be made by the government which, in general, grants tax incentives and speeds up the process of acquiring environmental licenses.

In industrial complexes located near ports, loading and unloading facilities are shared, as are investments in dredging and maritime operation control and, therefore, they are especially interesting for companies focused on foreign trade.

Although there is great interest in the installation of industrial plants/companies, there is a severe lack of space in the Baixada Santista region, due to the population density, the environmental problem in Cubatão and the difficulty in obtaining environmental licenses.

The availability of an area for such an industrial complex would become interesting should the zoning plan for the region make provisions for some kind of pre-environmental licensing mechanism for a certain class of industrial plant.

Therefore, leasing the area would seem to be an option not only for industries interested in setting up in a port district, but also for various operators that would be able to benefit from possible expansions, from the proximity to inter-modal services and from a suitable urban design, which would enable them to combine production flows leading to a gain in competitiveness.

Hence, Verax considers the project as an opportunity which is in line with the global plan.

The ownership structure of this plot of land, or even the legal reserve, has not been accessed by the Verax team, which considered that it could be fully occupied, according to information provided by LLX Logística.

### Forecasts for Port Brasil

Of the 1,900ha, the LLX Logística plan makes 598 ha available for the Industrial District. This availability was checked by Verax[149] based on the occupancy and space requirements of similar port operations.

[149] Of the 1.900 ha, 380 ha is intended for environmental reserves (20%); 600 ha for the retro area (32%); and of the remaining 920 ha , 322 ha are for public utilities(35%), and the remaining 598 ha for leasing

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The scenario developed by Verax assumed occupation of 95% of the area by 2017, 15% more than the occupancy rate at the Industrial and Port Complex of Suape.

The usable area available for leasing in Suape is approximately 5,060 ha[150], nearly 10 times greater than that of Taniguá: 598 ha. Occupation will start at 25% in 2012 and, with an average growth rate of 30.6% p.a. (CAGR), it will reach 95% occupancy in 2017, then remaining constant until 2032. The estimates are in Table 23 below:

**Table 23: Leasing of areas in the retro area and Industrial Complex (Mm²/year)**

| | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 |
|---|---|---|---|---|---|---|---|
| Leasing of area [Mm²] | 1.50 | 1.95 | 2.55 | 3.33 | 4.35 | 5.68 | 5.68 |

| 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 | 2026 | 2027 |
|---|---|---|---|---|---|---|---|---|
| 5.68 | 5.68 | 5.68 | 5.68 | 5.68 | 5.68 | 5.68 | 5.68 | 5.68 |

| 2027 | 2028 | 2029 | 2030 | 2031 | 2032 |
|---|---|---|---|---|---|
| 5.68 | 5.68 | 5.68 | 5.68 | 5.68 | 5.68 |

The leasing rates are estimated according to the LLX Logística projections of US$ 5/m²/year. Verax has not obtained data for a similar situation to test the validity of this hypothesis.

## Risks

There is the risk that the new zoning plan will not be approved by the local authorities, for the development of the Industrial District, impacting DAIA´s environmental licensing procedures as regards the occupation of the land.

Another risk is that the company is unable to reallocate the current occupants of the area.

purposes. Port operations: Iron ore 0,008 m²/t; agricultural bulks 0.014 m²/t; fertilizers 0.014 m²/t; liquid bulks 0.038 m²/m³; containers 0.25 m²/TEU.

[150] Source: interview with one of the Coordinators of the Industrial and Port Complex of Suape.

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## 5.3 Port Sudeste

### 5.3.1 Iron ore

**Recent background**

In 2006, worldwide production of iron ore totaled 1.7 billion tonnes, consolidating an 8.3% growth rate over the last 7 years. Brazil was the world's second largest producer, with 317 Mt, trailing only China, which produced 520 Mt in the same year.

It is estimated that China exported around 400 Mt of iron ore in 2007, compared to 330 Mt in 2006. Brazil is benefited by this development as it is the world's second largest exporter, surpassed only by Australia. Brazilian exports totaled 144.7 Mt, with a value of US$7.5 billion, in the first seven months of 2007, corresponding to increases of 5.4% and 19%, respectively, in relation to the same period of 2006.

The pricing of iron ore is established through contracts made directly between the mining and steel companies. The iron ore is traded on commodities exchanges, as its composition and granulometry vary greatly according to the production region. The prices are established on an annual basis, even for long-term contracts. In general, the first major contract to be executed establishes the price variation for one year. VALE, as the world's largest producer of the product, has managed to lead price negotiations in the last 5 years. As a result of an aggressive policy, prices have been substantially increasing: 71.5% in 2005, 19% in 2006, 9.5% in 2007 and 65% to 71% in 2008.

The 65% to 71% adjustment agreed in the first contract of 2008 between VALE and a steel industry group surprised a large part of the market. Projections by investment banks estimate rises of 30% (up to 50%) in 2008.The ebullience in the iron ore market, as well as the shortcomings in the Brazilian infrastructure, have provided significant opportunities for economically powerful integrated players

The enthusiasm in the iron ore market of as well as the shortcomings in the Brazilian infrastructure, have provided significant opportunities for economically powerful integrated players. At the present moment, the high profit margins of the business with the current prices has made more expensive mining operations feasible and also stimulated heavy investments in the production capacity of mines already in operation.

**Demand at Port Sudeste**

Port Sudeste encompasses an advanced terminal for iron ore shipments. The complex shall be located next to the Itaguaí Port (with the CSN and VALE terminals). A tunnel connecting the ore yard to the bridge with sea access shall be built.

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The LLX Logística plan includes the handling of up to 25 Mtpy of iron ore as from 2015, with annual increases of 5 Mt as from 2011, from the Serra Azul area, south-west of Belo Horizonte.,

This region currently has 13 mines in operation, with estimated reserves of over 2 billion tonnes of iron ore[151]. Both VALE and CSN have one mine each in this region. The remaining 11 until recently belonged to small to mid-sized mining companies, mostly family businesses. However successive takeovers, instigated by the high ore prices have led many of them into the control of the large mining companies, such as MMX, or steel companies which, in general, dominate the logistics infrastructure and wield greater buying power.[152]

The LLX Logística plans for Port Sudeste assumes a volume of 15 Mtpy as from 2015, originating from the MMX Sudeste mines (formerly the AVG and Minerminas mines), with gradual increments of 2.5 Mt as from 2011. Furthermore, there will be volumes to be absorbed from mines which have no interest in joining the logistics system, beginning in 2011 (2.5 Mt), and increasing steadily by 2.5 Mt a year until stabilizing at 10 Mtpy in 2014. Press reports have announced that the current MMX Sudeste mineral reserves are estimated at 185 Mt[153]. Therefore, at the forecast pace, the absorption of the demand from the MMX Sudeste system is ensured until 2024. To guarantee the demand in the subsequent years, the company will need to discover and explore new reserves[154].

The installed production capacity of the main mining companies in the region totals 13Mtpy[155]. New investments are being planned and it is estimated that the production volumes could quadruple within a few years, raising the capacity to 52 Mtpy. In this scenario, the LLX Logística ports would receive around 83% of the new volumes from the region[156], with 58% to Port Sudeste and 26% to the Port Açu. Small mining companies do not possess their own logistics infrastructures and are subject to the power of the large companies which dominate the port and access facilities.

The consolidation of these volumes would be disputed by CSN, VALE, MMX Sudeste and steel companies. VALE can be discarded as it is cheaper for the company to increase its mines than to buy other operating mines. This leaves CSN and MMX in the dispute. CSN currently has more power owing to its share in MRS railway line and the start of the operations of a large ore export port in Itaguaí.

---

[151] Serra Azul Mining Companies Association (Amisa)

[152] As well as AVG and the Minerminas, which gave rise to AVX, there was the takeover of Minas Itatiaiuçu by London Mining, of Mineração J. Mendes by Usiminas and of Empresa de Mineração Esperança by the US fund Ferrous Resources. Companies such as Minerita and MBL, one of the few mining companies which are still family-owned, are being pursued intensely and specialists believe that their takeovers are practically inevitable ("Tão Valioso Quanto Ouro" Exame Magazine, Year 42, Ed. 911, pg. 78)

[153] "Tão Valioso Quanto Ouro". Revista Exame, Ano 42 Ed. 911, pg. 78

[154] Provided the announced reserves are entirely extractable

[155] Serra Azul Mining Companies Association (Amisa)

[156] Based on the assumption that current production is equivalent to the installed capacity. Therefore AVX already controls 2.5Mtpy of the current production. Of the expansions from 13Mtpy to 52Mtpy (39 Mtpy) AVX is responsible for 12.5 Mtpy. This figure considers a further 20 Mtpy absorbed from third parties, of which 50% is allocated to the Port Açu and 50% to the Port Sudeste.

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## Land access infrastructure

Distribution of the ore is planned to use one of the sections of MRS Logística railway, which goes from Serra Azul to the town of Itaguaí, in Rio de Janeiro state. Port Sudeste will be one of five ports in the region (together with CSA, Guaíba, Itaguaí, Rio de Janeiro and the future CSA port) which will be served by MRS railway network. Currently, the company provides services to the three latter ports and its infrastructure is good and receives extension investments.

The MRS railway system, which distributes Minas Gerais production to coastal states, works like a ring, in which the empty cars go up the former Barão de Mauá railway and go down loaded on the west stretch, which passes through Itutinga.

Meanwhile, in Rio de Janeiro, the trains crossing the Volta Redonda region, headed for Itaguaí, undergo delays in this area. This is a current bottleneck in the system which shall be eliminated in the first half of 2009, when duplication of the stretch is completed..

With the expansion of the Serra Azul mine, by up to 39 Mtpy, and the Casa de Pedra mine, by 50 Mtpy, the volume of ore to be distributed would rise from the current 100 Mtpy (estimated) to approximately 160 Mtpy.

Lately the MRS railway line has received several enquiries about its capacity to distribute new and large ore volumes, to which it has confirmed its intention to increase the installed capacity of its railway network in order to meet future increases in demand.

The whole network has invested more money per km of network than other operators. It is believed that MRS handled around 130 MT in 2007, of which roughly 75% is iron ore coming through the Ferrovia do Aço railway line. The company has claimed to have the capacity to absorb up to 300 MT, with roughly 200 MT being transported through the same Ferrovia do Aço stretch. A check on whether this claim is accurate would have to be carried out through engineering projects based on distribution simulations via a dynamic system. Currently, the stretch in Brazil with the biggest flow belongs to the Carajás system–Ponta da Madeira, with an average volume of 100 Mtpy and an announced expansion to 130 Mtpy. VALE is reportedly increasing its installed capacity to 240 Mtpy.

In the event of shortages in the transport capacity, MMX would be at a disadvantage, as VALE and CSN together own 43.3% of MRS and would have precedence in the use of the railway network to export their own ore. Currently MRS provides services for MMX and has shown every intention of maintaining this partnership in the long-term..

## Port infrastructure

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In 2006, only the CBPS terminal and TIG, both owned by VALE, exported iron ore through the Port Sudeste region, which together amounted to approximately 67 Mtpy. CSN has also started to export and will begin investing in the capacity of its port, expecting to reach an annual capacity of 21 Mtpy by the end of 2008. Furthermore, according to CSN, its terminal shall have an annual capacity of 70 Mtpy by 2012.

At the Itaguaí Port, the Rio de Janeiro Port Authority(CDRJ) announced a public tender in mid 2007 for the leasing of an area located between the VALE and CSN terminals. This announcement was retracted due to inconsistency problems and should be republished soon. The terminal would have a capacity of 24 Mtpy of solid bulk, 8 of which must be iron ore. It is worth mentioning that the terminal infrastructure is still non-existent, including the dredging of 1.4 $Mm^3$ of sediments to increase the draft.

In brief, the port capacities announced in the region are sufficient to ship the additional volumes of around 100 Mtpy , a volume above that which may be assessed based on the mine expansions announced and estimated.

The port terminal planned by LLX for shipping ore shall be located in a region with a 15 m draft, deep enough for handling iron ore at the Port.

## MMX and LLX Plans

The materialization of the MMX's growth plans in the iron region has run into a logistics problem. The main players of ore exports have their own logistics structure and MMX must free itself from depending on these groups. The feasibility of this plan, in this manner, requires the establishment of the company's own ports. The solidity LLX plan for Port Sudeste is based on the company's certainty in the reality of the plan and their ability to absorb the rail transport capacity. This strategic need to own the logistics systems consolidates the reality of Port Sudeste.

The fact that the ore terminal would be located outside the organized Itaguaí port and therefore, outside the jurisdiction of a port authority represents an advantage to its owner.

In all the scenarios, the lifting price is that agreed with MMX of US$10.5/t, this price is in line with those charged by regional competitors. The following table shows the planned volumes.

**Table 24: Handling of iron ore at the port terminal (Mtpy)**

| | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 |
|---|---|---|---|---|---|---|---|---|
| Iron ore [Mt] | 5.0 | 10.0 | 15.0 | 20.0 | 25.0 | 25.0 | 25.0 | 25.0 |

| 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 | 2026 | 2027 | 2028 | 2029 | 2030 | 2031 | 2032 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 25.0 | 25.0 | 25.0 | 25.0 | 25.0 | 25.0 | 25.0 | 25.0 | 25.0 | 25.0 | 25.0 | 25.0 | 25.0 | 25.0 |

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No port infrastructure usage fee shall be charged for handling iron ore at Port Sudeste. These fees are also not charged at the Tubarão and Ponta da Madeira ports.

# 6 Origin and supply of raw materials

This item is not related to this present project, since the LLX Logística plan does not involve the manufacturing of goods, but only the rendering of services.

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# 7 Return and sensitivity analysis of the investment

For each one of the three port complexes that compose the project proposed by LLX Logística, **current prices**, volumes, and gross revenues were estimated by Verax at current prices derived from each one of the businesses. The timeframe explicitly covered by the investment return analysis extends to 2032, by which time the perpetual effect without growth was assumed.

Fixed and variable operating [157] costs, selling, general and administrative expenses (or SG&A[158]), and initial investment and maintenance were included in the financial analysis. The majority of parameters were provided by engineering companies such as Sandwell Engineering Inc., RAM Engenharia and Planave S.A. and specialized consultancy companies such as Logiserv: Logística e Serviços Portuários Ltda and Natrontec, Estudos e Engenharia de Processos Ltda. Some of the values were provided by LLX Logística. Data were not exhaustively analyzed by Verax, which does not assume the responsibility for any shortcomings contained therein. Items of greater impact were checked in order of magnitude, and, when necessary, discussed again with LLX Logística. As highlighted in the Sandwell studies, the estimated capital expenses are subject to variations of 35%, in the conceptual stage.

For the base case, which encompasses all the most probable estimates in the VERAX appraisal amongst those presented for each one of the parameters, the IRR (Internal rate of return) of the consolidated business was assessed. Subsequently, for items which most influence results, sensitivity analyses were carried out.

The base currency employed for the projections was the US dollar (US$). The exchange rate considered in the forecasts was 1.75.

## 7.1 Financial forecasts for the business units

OPEX and CAPEX are shown in this item associated to the businesses of each one of the LLX Logística Ports.

The net revenues from each business may be obtained by multiplying the prices and volumes transacted for each product, according to the data provided throughout the demand analysis texts and the forecast volumes.

[157] Operating Expenditures, or operating costs and expenses.
[158] Selling, General and Administrative expenses.

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### 7.1.1 Port Açu

The original project for the Port Açu was developed by RAM Engenharia and made available to Verax by LLX Logística. The information received was used as entry data in order to compose the financial model, with Verax, therefore, not accountable for their validity.

Port Açu plan is composed of 9 revenue-generating business units, listed below in order of relevance[159]:

a. Iron ore –the port will receive 73% of the cargo via the ore pipeline and the rest by railway;

b. Steel products – exports from steelworks in the region, including a new one to be installed at the Industrial Complex of the Port Açu;

c. Coal – to be used in the future steelworks and in the thermoelectric plant to be built at the Industrial Complex, in addition to loads to be distributed to third parties by railway;

d. Leasing of industrial area;

e. Containers – handling of loads produced at the Industrial Complex, and possibly captured from other ports, such as the Vitória Port;

f. Port infrastructure utilization rates;

g. Liquefied natural gas – LNG transportation service for natural gas companies;

h. Offshore support base – loading and unloading terminal of products for platforms in the Campos and Espírito Santo Basins;

i. Granite and dimension stones – distribution of regional production.

#### 7.1.1.1 Operating costs

The operating costs of Port Açu were estimated by Logiserv Logística e Serviços Portuários Ltda. and Natrontec, Estudos e Engenharia de Processos Ltda. The variable costs were considered constant per unit for the whole period for all the products. The fixed costs grow in steps in view of the infrastructure employed.

The table below shows the values used for the two portions, with the fixed portion referring to the maturity value of the business.

---

[159] Classified by EBITDA margin (EBITDA (*Earnings Before Interests, Taxes, Depreciation and Amortization*), according the business plan provided by LLX Logística.

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**Table 15: Fixed and variable operating costs at the Port Açu (Source: Logiserv and Natrontec, LLX Logística)**

| Operating costs | Fixed Costs [M US$/year] | Variable costs | |
|---|---|---|---|
| Iron ore (ore pipeline) | -19.76 | -0.16 | US$/t |
| Iron ore (railway) | -2.88 | -0.31 | US$/t |
| Steel products | -30.00 | -3.40 | US$/t |
| Coal | -11.88 | -1.25 | US$/t |
| Containers | -19.06 | -17.10 | US$/TEU |
| LNG | -2.48 | -0.65 | US$/m³ |
| Granite and dimension stones | -4.19 | -2.60 | US$/t |
| Offshore support base | -3.03 | | |

Operating costs were not taken into account for industrial area leasing.

#### 7.1.1.2 Selling, general and administrative expenses

For the Port Açu, LLX Logística suggests long-term selling, general and administrative expenses to the value of US$5.7 million for iron-ore related activities and US$9.0 million for other businesses. Furthermore, US$3.2 million were considered for shared services expenses rendered by the holding company. The selling, general and administrative expenses at Port Açu amount to US$17.9 million p.a. when the projects reaches its maturity (values for 2016).

#### 7.1.1.3 Investments

The investments under consideration would entail civil construction works, the installation of plant facilities and equipment, warehousing, berths, dredging, accesses and others. The tables below shows the breakdown of investments for two large groups of assets of the Port Açu: Investments related to iron ore and investments related to other loads.

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**Table 26: Investments for the Açu Port– LLX Minas-Rio (Iron Ore)**
**(Source: RAM Engenharia, LLX Logística)**

| Investment item | US$ M |
|---|---|
| **Minas-Rio** | **900** |
| 1.1 Engineering | 28.5 |
| 1.2 Construction management | 61.5 |
| 1.3 Civil construction | 151.5 |
| 1.4 Electrical/Mechanical system | 18 |
| 1.5 Pre-operational expenses | 6 |
| 1.6 Environmental | 42 |
| 1.7 Dredging | 126 |
| 1.8 Access bridge and pier | 160.5 |
| 1.9 Breakwater | 99 |
| 1.10 Port equipment | 207 |

**Table 27: Açu Port Investments– Other loads**
**(Source: RAM Engenharia, LLX Logística)**

| Investment item | US$ M |
|---|---|
| **Port Açu** | **699** |
| 1.1 Surveys, designs and technology | 40 |
| 1.2 Management | 41 |
| 1.3 Civil Construction | 478 |
| 1.4 Assembly and installations | 86 |
| 1.5 Pre-operational expenses | 2 |
| 1.6 Environment | 12 |
| 1.7 Insurance | 4 |
| 1.8 Machinery and equipment | 21 |
| 1.9 Land | 15 |

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### 7.1.2 Port Brasil

The original project for Port Brasil was developed by Sandwell Engineering Inc., and provided to Verax by LLX Logística. The information received was used as entry data for the preparation of the financial model, with Verax not being accountable for its validity.

Port Brasil is composed of 7 revenue-generating business units, listed below in order of relevance[160]:

a. Container – to absorb part of the demand from the Santos Port;

b. Agricultural bulk – to compete with Santos and Paranaguá for soybean and sugar exports;

c. Ethanol– located in the largest productive state, to attract ethanol via highway, railway and perhaps via an alcohol pipeline;

d. Iron ore – ore exports from Corumbá-MS, owned by MMX and also by third parties;

e. Port infrastructure utilization rates;

f. Fertilizer – to capture growing volumes that will exceed the capacity of the Santos and Paranaguá Ports;

g. Industrial area leasing.

#### 7.1.2.1 Operating costs

The operating costs of Port Brasil were estimated by Logiserv: Logística e Serviços Portuários Ltda.

The variable costs were considered constant per unit for the whole period for all the products. The fixed costs grow in steps in view of the infrastructure employed.

The table below shows the values for the two portions, and the fixed portion refers to the maturity value of the business.

[160] Ranked by EBITDA margin according to the LLX Logística business plan

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Table 28: Fixed and variable costs at Port Brasil in 2016 (Source: Logiserv)

| Operating costs | Fixed costs [M US$/year] | Variable costs | |
|---|---|---|---|
| Containers | -103.29 | -11.08 | US$/TEU |
| Agricultural bulk | -42.54 | -.025 | US$/t |
| Ethanol | -11.08 | -0.31 | US$/m³ |
| Iron ore | -14.43 | -0.76 | US$/t |
| Fertilizers | -11.97 | -0.44 | US$/t |

#### 7.1.2.2 Selling, general and administrative expenses

For Port Brasil, LLX Logística provided long-term selling, general and administrative expenses to the value of US$43.5 million. Furthermore, it considered the allocation of US$3.8 million referring to expenses related to shared services rendered by the holding company, amounting to US$ 47.3 million for the port as a whole (values for 2016).

#### 7.1.2.3 Investments

Investments in Port Brasil include civil construction works, the installation of facilities, unloading systems, transshipment equipment, load handling equipment, warehousing, highway and railway works, berths, dredging, access facilities and others. The division into two phases refers to the start-up and subsequent expansion. The table below shows a summarized list of investments determined by Sandwell Engineering Inc..

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**Table 29: Port Brasil Investments**

**(Source: Sandwell)**

| Investment item | US$ M |
|---|---|
| **Port Brasil** | **1.951** |
| 1.1 Surveys, designs and technology | 43 |
| 1.2 Management | 94 |
| 1.3 Civil Construction | 764 |
| 1.4 Assembly and installations | 947 |
| 1.5 Pre-operational expenses | 12 |
| 1.6 Environment | 26 |
| 1.7 Insurance | 17 |
| 1.8 Machinery and equipment | 16 |
| 1.9 Land | 32 |

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### 7.1.3 Port Sudeste

The original project for Port Sudeste was developed by Planave S.A. and provided to Verax by LLX Logística. The information received was used as entry data for the preparation of the financial model, and so Verax is not accountable for its validity.

The revenue of Port Sudeste is entirely fully derived from iron ore exports, from both MMX Mineração e Metálicos and third parties, originating from the Serra Azul-MG region.

#### 7.1.3.1 Operating costs

The operating costs for Port Sudeste were estimated by Logiserv: Logística e Serviços Portuários Ltda .

The fixed and variable costs were considered constant per unit for the whole period, as shown below.

**Table 30: Fixed and variable operating costs at Port Sudeste (Source: Logiserv )**

| Operating costs | Fixed costs [M US$/year] | Variable costs | |
|---|---|---|---|
| Iron ore | -14.43 | -0.76 | US$/t |

#### 7.1.3.2 Selling, general and administrative expenses

For Port Sudeste, LLX Logística considers that long-term selling, general and administrative expenses account for 5.6% of the net revenue until 2013, and 5.0% as from 2014, when the volume handled reaches 20 Mtpy. This represents approximately US$12.5 million as from 2015, when the maximum handling is reached. Between US$0.6 and US$1.2 million/year were added referring to the absorption of part of the expenses related to shared services rendered by the holding company[161].

#### 7.1.3.3 Investments

The investments suggested for Port Sudeste envisage civil construction works, the installation of plant facilities and equipment, accesses, dredging and others. The table below shows a summarized list of investments.

[161] US$ 1.0 million in 2016.

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**Table 31: Port Sudeste Investments**

**(Source: Planave)**

| Investment item | US$ M |
|---|---|
| **Port Sudeste** | **381** |
| 1.1 Surveys, designs and technology | 21 |
| 1.2 Management | 19 |
| 1.3 Civil Construction | 167 |
| 1.4 Assembly and installations | 6 |
| 1.5 Pre-operational expenses | 3 |
| 1.6 Environment | 6 |
| 1.7 Insurance | 3 |
| 1.8 Machinery and equipment | 102 |
| 1.9 Land | 54 |

## 7.2 Financial projections of the project

### 7.2.1 Tax considerations

The taxes on revenues considered in the financial model are Service Tax (ISS), with a 2% tax rate for the Açu and Port Brasils and 5% for Port Sudeste, and PIS and COFINS with a total tax rate of 9.25%. It is worth pointing out that the model took into account that the handling of the company's own ore will not be levied by PIS/COFINS, as per information provided by LLX Logística..

The income taxes considered are IR (income tax) and CSLL (social contribution on net income), at a combined rate of 34%. In the project valuation model we considered the use of JSCP (Interest on Own Capital), which caused the effective taxation on project dividends to be lower than the full rate mentioned above. Deferred income tax was also used since the project will have a few pre-operational years of accounting losses before generating profits.

**PIS/COFINS credits on investments and expenses**

Laws 10.637/02 and 10.833/03 established the non-cumulative payment of PIS/PASEP and COFINS, increasing the rates to 1,65% and 7,6% respectively and allowing for the discount from the calculation basis of credits relative to the following items relevant to the projects under analysis:

1. Values incurred for goods and services used as supplies in service provision and in the production or manufacture of goods or products intended for sale;

2. The value of considerations of commercial lease operations;

3. The value of depreciation charges for equipment and other goods incorporated into the fixed asset, purchased for usage in the production of goods intended for sale or service provision (including taxes paid on imported services and equipment);

4. Electrical energy and thermal energy consumed at the company's establishments.

Amounts for labor paid to individuals are not eligible for credit.

Therefore in our forecasts we assumed credits corresponding to 15% of the operational costs (OPEX) and of the SG&A expenses, and 100% of the costs with depreciation, entered as reducing costs and expenses.

Any credit not used in a given period can be used in subsequent periods.

**Tax-deductible loss**

In the event of the Project presenting a financial loss in a given year, it was assumed that the amount of loss may be used as credit for deduction from the base calculation for income tax and social security tax in subsequent years when there is a taxable profit, as per the applicable legislation.

This credit may be carried over indefinitely and its use is limited to 30% of the taxable profit generated in the financial year (regulated by Decree no. 3.000, of March 1999).

### 7.2.2 Internal rate of return

When calculating the IRR (Internal rate of return), the expected cash flows to the shareholder were considered. The values were weighted by the interest of each business in the portfolio to be offered to the market. Table 32 shows the share capital interests in the businesses which make up the LLX S/A portfolio. The interests are important to assess the project returns given different returns of each business.

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**Table 32: Partners and interest in the portfolio of companies offered**

| Company | Partner | Interest [%] | |
|---|---|---|---|
| | | Partner | LLX |
| Port Açu- Ore | Anglo American | 49% | 51% |
| Port Açu– Other | Centennial | 30% | 70% |
| Port Brasil | Centennial | 30% | 70% |
| Port Sudeste | Centennial | 30% | 70% |

Return rates are subject to all the parameters previously mentioned, such as volumes, revenues, prices, costs, investments, taxes and other characteristics.

### 7.2.3 Sensitivity analysis

The sensitivity analysis of the project IRR in relation to the variations in the main parameters is provided below. Every financial evaluation of return is calculated for June 2008. At that time sunk costs were already incurred and not considered. The main parameters were based on the criteria of greatest impact on results. The selected parameters are the following:

a) Prices. Including all the products handled at the ports;

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b) Volumes. Including volumes of handled products, except for: pusher tugs, support vessels and utilities at Port Açu and leasing at Port Brasil. All the activities not taken into account offer marginal results to the project;

c) Investments. Including initial investments and investments for asset renewal;

d) Costs and expenses. These include all fixed and variable costs, as well as all the selling, general and administrative expenses. These do not include variations in depreciation costs.

The results of the percentage variations within the parameters outlined above for the company as a whole are presented in the two tables below.

**Table 33: IRR Sensitivity analysis in relation to variations in prices and volumes: all the companies**

| IRR [% p.a] | | Price variation 15% | 10% | 5% | 0% | -5% | -10% | -15% |
|---|---|---|---|---|---|---|---|---|
| Volume variation | 15% | 45.0% | 43.2% | 41.4% | 39.6% | 37.8% | 35.9% | 34.0% |
| | 10% | 43.3% | 41.6% | 39.9% | 38.1% | 36.3% | 34.5% | 32.6% |
| | 5% | 41.6% | 39.9% | 38.3% | 36.5% | 34.8% | 33.0% | 31.2% |
| | 0% | 39.9% | 38.3% | 36.6% | 34.9% | 33.2% | 31.5% | 29.8% |
| | -5% | 38.1% | 36.5% | 34.9% | 33.3% | 31.7% | 30.0% | 28.3% |
| | -10% | 36.3% | 34.8% | 33.2% | 31.7% | 30.1% | 28.5% | 26.8% |
| | -15% | 34.4% | 33.0% | 31.5% | 30.0% | 28.5% | 26.9% | 25.3% |

| IRR [% p.a] | | Costs and expenses variation 15% | 10% | 5% | 0% | -5% | -10% | -15% |
|---|---|---|---|---|---|---|---|---|
| Capex variation (Develpment and Susteining) | 15% | 26.3% | 26.8% | 27.3% | 27.7% | 28.2% | 28.7% | 29.1% |
| | 10% | 28.2% | 28.7% | 29.2% | 29.7% | 30.2% | 30.7% | 31.2% |
| | 5% | 30.4% | 30.9% | 31.5% | 32.1% | 32.6% | 33.2% | 33.7% |
| | 0% | 33.1% | 33.7% | 34.3% | 34.9% | 35.6% | 36.2% | 36.8% |
| | -5% | 36.5% | 37.2% | 37.9% | 38.6% | 39.3% | 40.0% | 40.7% |
| | -10% | 41.0% | 41.8% | 42.7% | 43.5% | 44.3% | 45.2% | 46.0% |
| | -15% | 47.4% | 48.4% | 49.4% | 50.4% | 51.5% | 52.5% | 53.5% |

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# 8 Annex: Developers of the Study

## Verax Consultoria

Verax is a consulting firm specialized in business management. It has been operating in various industries (agribusiness, pharmaceutics, logistics, ports, etc.) for which it develops analyses aimed at the senior management decision-making process. It frequently assists clients in the creation of new businesses, including appraisals, business plans and all the related analyses.

In the logistics and infrastructure area, Verax has stood out in the development of projects which range from the identification of opportunities to the preliminary project of logistics systems, including ports.

The company has already developed over 30 projects the marine/port industry, including activities regarding the organization, strategy, market, computerized simulations of operations, equipment optimum configuration and layout, among others. In these projects, Verax has already been involved with ports focused on various products, among them, agricultural bulks, ore, coal, containers, steel products, pig iron, ethanol, oil and gas, offshore support services etc.

### Emerson Colin

Emerson Colin has a doctorate and a master's degree in industrial engineering from the Universidade de São Paulo (USP). He also graduated in mechanical engineering from the Universidade Braz Cubas (UBC).

Before joining Verax, Mr. Colin was a consultant for McKinsey & Company. Over the past 10 years, Emerson has worked on over 50 projects for large companies involving strategic decisions in the agribusiness, pharmaceutics, logistics, metal and telecommunications industries, among others. His experience includes projects for logistics systems, the organization of logistics companies, feasibility analyses of ports and terminals, the optimization of transportation systems and the pricing of port services, among others.

Emerson has written various articles published in top academic magazines, such as "Gestão & Produção" and "Computers & Operations Research". He is also the author of the book "Pesquisa Operacional: 170 aplicações" published in 2007.

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**Marcos Pinto**

Marcos Pinto has a doctorate in naval and ocean engineering from USP/MIT (São Paulo University/Massachusetts Institute of Technology), besides a master's degree and graduate degree in engineering.

In addition to being a partner of Verax, Marcos has been professor of the Naval Engineering Department of USP since 1992. He was a consultant for McKinsey & Company in various areas, such as ports, mining, oil, agribusiness and health, among other industries. He was headed dozens of projects in the marine and port areas including preliminary port projects, technical-financial appraisals of ports and terminals, restructuring and growth strategies for ports and terminals, strategy for the Brazilian naval industry etc.

Marcos has various publications in Brazil and abroad related to the maritime and oil areas, and over the past years he has been working at the Naval Management Studies Center of the Universidade de São Paulo.

## RAM Engenharia

RAM Engenharia Ltda. is an engineering company dedicated to the development of studies, planning, feasibility, development plans, business plans, designs and industrial and transport project management. Since its inception in 1985, the company has developed several projects in its area of expertise.

Over these 21 years of operating in the engineering market, the company has stood out in the execution of large-scale projects, mainly in the port and industrial facilities area, in Brazil and abroad, participating both in planning and in project management.

Projects developed by RAM include:

Consórcio Carioca / Andrade Gutierrez – Executive Project of the Port Terminal of Sepetiba of CSA;

- CSA – Conceptual and Basic Projects of Port Terminal of Sepetiba – RJ;
- VALE – Basic Project of Pier III, for vessels up to 250,000 dwt for iron ore exports and onshore facilities at Ponta da Madeira Port– MA;
- VALE – Basic Project of three new terminals at Tubarão Port- ES, composed of: Oil byproducts terminal for vessels up to 40,000 dwt; Grains Exports Terminal, with loading capacity of 3,000 t/h for Cape Size vessels and Terminal for Containers and Fertilizers Imports, for panamax vessels.

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## Planave SA

Planave S/A, in operation since 1969, is a multi-disciplinary company with 450 employees divided by their area of expertise, in both consultancy and project implementation. The company has carried out hundreds of projects in the transportation and infrastructure areas, including ports, navigation, waterways, as well urban, industrial, oil and energy developments. Its know-how in these fields of engineering has been continuously renewed by its broad field experience.

Planave is a benchmark in port engineering and took part in the projects both during the study phase and in the project management inspection. It has worked on projects in Brazil, Argentina, Paraguay, Uruguay, and Africa, in Mozambique and Cape Verde.

The company's management is composed of:

- Rodrigo Meirelles Sigaud (chief executive officer);

- Gilberto Betonte – Administrative-Financial Officer;

- Ikeciel Kiperman – Executive Officer;

- Harald Manfred Gübitz – Executive Officer;

## Sandwell

Sandwell is a multi-disciplinary engineering company with more than 75 years of experience in complex international projects, performing over 200 projects throughout Latin America and over 25,000 all over the world.

Sandwell is the world leader in the development of maritime-port facilities. In Brazil, its projects include port facilities, ocean and coastal works, mining infrastructure, facilities for the transportation of bulks and containers, equipment and railway infrastructure, modeling and simulation of operations, logistics planning and industrial processing plants.

In Brazil, its major clients are Amazônia Mineração, VALE, MBR, Rio Tinto Brasil, CSN, Votorantim, Usiminas, Gerdau and CST.

The company's worldwide client portfolio includes over 200 large companies, governments and consortiums, among them, ABB, Aker Kvaerner, Alstom, Andritz Inc., Bechtel, Bombardier, BHP Biliton, Black & Veatch, ChevrinTexaco, ExxonMobil, General Motors, Gerdau Ameristeel, the Government of Canada, the Government of British Columbia, Inco, Iron Ore Company of Canada, Minera Escondida, Molson Canada, Nippon Steel Corporation, P&O Ports, Petro-Canada, Polysius AG, Rio Tinto Iron Ore, Saudi Aramco, Saudi Iron & Steel Company, Shell Global, Siemens, SNC-

R. Pamplona, 1018, cj. 51 - Jardim Paulista
01405-001 São Paulo – SP - Brasil
Tel 55-11-3266-7000

Lavalin, TransCanada Pipelines Limited, Vancouver Port Authority, Washington Marine Group, Westshore Terminals, Yilin Industries Group.

Sandwell has offices in Vancouver, Calgary, Montreal, Burlington, Perth (Australia), Atlanta, Houston, Lima, Mumbai and Jakarta, in addition to offices in the cities of Belo Horizonte and Rio de Janeiro.

## Natrontec – Estudos e Engenharia de Processos Ltda.

Founded in 1990 by senior professionals, the company offers the vast experience of its partners in providing engineering consultancy services, covering the areas of Business Appraisal, Projects and *Lato Sensu* Consultancy. It has over 30 years of experience in the Mining and Ore Processing industry, Oil and Gas, Chemical and Metalworks, Environmental Studies and Management and Project Management. In addition to its own staff, Natrontec also maintains, a permanent team of associate consultants to meet the needs of its multi-disciplinary teams and its partnership agreements with Brazilian and international companies, aiming at the joint performance of complementary services.

Universities and research centers are also usual partners of Natrontec. Its major customers include: VALE, RTZ Group, Anglo American, AngloGold, Grupo Petrobras, BNDES, EBX Group, El Paso, Rio Polímeros, Suzano Petroquímica Group and state governments.

## Logiserv

Logiserv is a consultancy firm specialized in logistics, located in Vitória –ES. Its main performance areas are the following:

- Cargo market study and technical and economic feasibility studies for projects in the port and transportation sector, warehousing and ancillary services from/to port segments;
- Preparation of zone plans for port activities;
- Analysis of alternative port operations logistics for cargo resulting from foreign trade and cabotage;
- Technical advisory services in marine transport-related activities;

Company partners include Messrs. José Ferro da Cunha Lima and José Luiz Canejo.

José Ferro is electrician engineer who graduated at UERJ, in 1971 and completed a post-graduate qualification in Business Logistics from USP, in 2000. With vast experience in Port and Railway Logistics, Projects, Marketing and Operational Planning,

R. Pamplona, 1018, cj. 51 - Jardim Paulista
01405-001 São Paulo – SP - Brasil
Tel 55-11-3266-7000

José Ferro developed his career at VALE and ENEFER, and is also a lecturer at UVV FAESA Universities.

José Luiz Canejo is an engineer who graduated from UERJ in 1979, with 28 years of experience in Port Logistics, and vast international experience. He held executive positions at VALE, Cooper T. Smith, Servport and Petrobras. Currently, he is and Executive Officer of Brazcargo - Operadora Portuária Ltda. and of Logiserv Consultoria e Serviços Portuários, besides working as University lecturer.

R. Pamplona, 1018, cj. 51 - Jardim Paulista
01405-001 São Paulo – SP - Brasil
Tel 55-11-3266-7000

## FIGURES INDEX



## TABLES INDEX

R. Pamplona, 1018, cj. 51 - Jardim Paulista
01405-001 São Paulo – SP - Brasil
Tel 55-11-3266-7000

An EBX Group Company

**MMX MINERAÇÃO E METÁLICOS S.A.**

**Public Company**

## PUBLIC ANNOUNCEMENT

**MMX MINERAÇÃO E METÁLICOS S.A.** ("Company"), in accordance with the provisions of article 157, paragraph four of Law No. 6,404/76 and the Brazilian Securities and Exchange Commission Rules (*Instruções CVM*) No. 319/99 and 358/02, hereby informs that its shareholders have approved, on the Ordinary and Extraordinary Shareholders' Meeting held on June 19, 2008 (the "Meeting"), the partial split-up of the Company ("Partial Split-Up"), with the allocation of portions of its net worth to **IronX Mineração S.A.**, a publicly-held corporation, duly incorporated and existent under the laws of the Federative Republic of Brazil, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, on Praia do Flamengo, No. 154, suite 501 (part), enrolled with the Companies' Registry (*CNPJ/MF*) under No. 09.295.979/0001-47 ("IronX") and to **LLX Logística S.A.**, a publicly-held corporation, duly incorporated and existent under the laws of the Federative Republic of Brazil, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, on Praia do Flamengo, No. 154, 4th floor (part), enrolled with the Companies' Registry (*CNPJ/MF*) under No. 08.741.499/0001-08 ("LLX Logística"), in accordance with the terms and conditions described in the Public Announcement published by the Company on April 8, 2008, as well as in the Protocol for the Partial Split-Up of the Company ("Protocol"), which was also approved by the shareholders in the above mentioned Meeting.

The Company's shares shall continue to be traded at Bovespa ("Bovespa") under the negotiation code MMXM3, listed in the Novo Mercado segment of Bovespa, without taking into effect the Partial Split-Up, for the purposes of trading of the Company's shares, until the end of the term for exercise of the shareholders' withdrawal right, after which the Company shall publish a Notice to the Market ratifying the terms of the Partial Split-Up, regardless of the number of shareholders who exercise the withdrawal right. The above mentioned Notice to the Market shall also inform the date in which the IronX and LLX's shares will begin to be traded separately at Bovespa, also in the Novo Mercado segment.

## 1. Withdrawal Right; Reimbursement Value

The amount to be reimbursed to the dissenting shareholders, in accordance with the Company's shareholding position of April 8, 2008, shall be calculated based on the net worth value of the Company's shares, in accordance with the balance sheet approved by the Meeting held on the date hereof, equivalent to R$ 5.954083443 per share.

As indicated above, the withdrawal right may only be exercised by the Company's shareholders as of the closing of the trading session of April 8, 2008, date in which the Public Announcement regarding the Partial Split-Up was published, pursuant to the terms of the paragraph one of article 137 of Law No. 6,404/76.

The dissenting shareholders shall, within the thirty (30) days period following June 20, 2008, date in which the Meeting was published in the Official Gazette and the newspaper *Valor Econômico*, pursuant to item IV of article 137 of Law No. 6,404/76, send a written notice with acknowledgement of receipt addressed to one of the securities specialized branches of Banco Itaú S.A. listed below. Any further information may be obtained by telephone to *Investfone Banco Itaú S.A.* (shareholders' call center) - No. (55 11) 5029-7780.

1. Securities Specialized Branch of Brasília
SCS Quadra 3 - Edifício D'Angela, 30, Bloco A, Sobreloja
Centro - Brasília
CEP: 70300-500

2. Securities Specialized Branch of Belo Horizonte
Av. João Pinheiros, 195, Térreo
Centro - Belo Horizonte/MG
CEP: 30130-180

3. Securities Specialized Branch of Curitiba
Rua João Nogueira, 65, sobreloja
Centro - Curitiba/PR
CEP: 80010-200

4. Securities Specialized Branch of Porto Alegre
Rua Sete de Setembro, 746, Térreo
Centro - Porto Alegre/RS
CEP: 90010-190

5. Securities Specialized Branch of Rio de Janeiro
Rua Sete de Setembro, 99, subsolo
Centro - Rio de Janeiro/RJ
CEP: 20050-005

6. Securities Specialized Branch of São Paulo
Rua Boa Vista, 176, 1º subsolo
Centro - São Paulo/SP
CEP: 01014-000

7. Securities Specialized Branch of Salvador
Av. Estados Unidos (Edifício Sesquicentenário), 50, 2º andar
Comércio - Salvador/BA
CEP: 40010-120

For more information, please contact ri@mmx.com.br

Rio de Janeiro, June 19, 2008

**Nelson José Guitti Guimarães**
Chief Financial and Investor Relations Officer
MMX Mineração e Metálicos S.A.

## MMX announces new Investor Relations Managers

**MMX Mineração e Metálicos S.A.** (Bovespa: MMXM3; TSX: XMM), in line with the company's partial split-up approved in the Extraordinary Shareholders' Meeting held on June 19, 2008 and to better serve its shareholders and investors, hereby announces that:

- **Marília Botelho** became **MMX**'s Investor Relations Manager as of today. Marília graduated in International Trade and holds an MBA, Finance from IBMEC, Rio de Janeiro. She worked for 15 years in Vale's Corporate Finance Department in Brazil and in several projects abroad, and has been MMX's Planning Manager since December 2007.

- **Elizabeth Cruz**, MMX's IR Manager since July 2006, is now responsible for the Investor Relations department of **Iron X Mineração S.A.**, a company created from the split-up of MMX's assets and whose sale to Anglo American is currently being concluded.

- **Antonio Castello Branco** is **LLX Logística S.A.**'s Investor Relations Manager. He graduated in production engineering at UFRJ and holds an MBA in Finance from New York University and from Coppead. Antonio began his career in the financial market, having joined Vale in 1997, where he was responsible for the Corporate Finance and Treasury Departments, and for Valepontocom's Finance Department. Subsequently, he acted as Planning and Finance Officer of Rio Doce Manganês until 2006. In 2007, he joined LLX as IR and Budget Manager.

Rio de Janeiro, June 20th 2008


**LLX Logística S.A.**
Ricardo Antunes Carneiro Neto
CEO and Investor Relations Officer
ir@llx.com.br
www.llx.com.br

**MMX Mineração e Metálicos S.A.**
Nelson José Guitti Guimarães
CFO and Investor Relations Officer
ri@mmx.com.br
www.mmx.com.br/ir

An EBX Group Company

## Reminder: Record Date for Withdrawal Rights Period

**MMX Mineração e Metálicos S.A.** ("MMX" or "Company") (Bovespa: MMXM3; TSX: XMM), based on the Minutes of the Ordinary and Extraordinary Shareholders' Meeting held on June 19, 2008 at 9:00 a.m. and on the Public Announcement disclosed by MMX on that date, confirms that only shareholders holding shares as of the close of the trading session on April 8, 2008 on the São Paulo Stock Exchange (Bovespa) may exercise the withdrawal rights resulting from the approval of the partial split-up of MMX.

For additional information, please contact ri@mmx.com.br.

Rio de Janeiro, June 20th, 2008

**MMX Mineração e Metálicos S.A.**

Nelson José Guitti Guimarães
Chief Financial and Investor Relations Officer


**Investor Relations**

Marília Botelho
**IR Manager**
Tel.: (55 21) 2555-4174

Gina Pinto
**IR Analyst**
Tel.: (55 21) 2555-5558

An EBX Group Company

2009 JUG 18 P 12:

**MMX MINERAÇÃO E METÁLICOS S.A.**

**Public Company**

**PUBLIC ANNOUNCEMENT**

MMX Mineração e Metálicos S.A. ("MMX" or "Company") (Bovespa: MMXM3; TSX: XMM), in compliance with article 157 of Law 6,404/76, and CVM Instruction 358/02, hereby makes the following announcement:

The Company, through an indirect subsidiary of MMX Sudeste Ltda., AVG Mineração S/A ("AVG"), and LGA - Mineração e Siderurgia Ltda ("LGA") agreed the terms and conditions of the legal procedures ("the Contract") for the acquisition of a mining right owned by LGA, located in a 755.65-hectares area in the Municipality of Bom Sucesso, Minas Gerais State ("Mining Right" or "Bom Sucesso Mine").

The Mining Right is located 200 km away from Belo Horizonte, 250 km from LLX Port Sudeste, and around 40 km from de railway operated by MRS.

For the acquisition of the Mining Right, the Company will pay LGA, an amount equivalent to US$ 193,300,109.60, in four installments, with maturity on 01/05/2010. Complementary disbursements may be done depending on the results of the drilling campaign of a geological research program to be carried out by the Company in the Mining Right area, in a 18-months period. Therefore, in case the mineral resources volume, according to the conditions specified in the Contract, is greater than 241.6 million tons, AVG will pay LGA US$0.80 per additional measured ton.

Along with the drilling campaign, the Company will carry out engineering studies to determine the amount of investments required to develop the Bom Sucesso Mine. Operations are expected to commence in 2012 with an estimated production of up to 10 million annual tons of high-quality iron ore for the export market. MMX plans to transport the production by railway to LLX Port Sudeste, in Rio de Janeiro State.

After the closing of the above mentioned Contract, which shall occur by July 7, 2008, the MMX Sudeste System, will be composed of the Serra Azul Unit - composed of AVG and Minerminas mines - and the Bom Sucesso Mine, and may reach an annual capacity of 25 to 30 million tons as of 2012.

For additional information, please contact ri@mmx.com.br.

Rio de Janeiro, July 1, 2008

**MMX Mineração e Metálicos S.A.**

Nelson José Guitti Guimarães
Chief Financial and Investor Relations Officer

**FORWARD-LOOKING STATEMENTS**: This material fact contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian securities laws concerning the acquisition operation and the business plan, the operations and financial performance and condition of MMX, and estimated production and mine life of the acquired mineral project. Except for statements of historical fact relating to MMX, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are made taking into consideration a number of assumptions and, therefore are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based on expectations yet to be confirmed by the research program to be conducted by the Company, mentioned herein, and are also subject to the eventual licenses and necessary approvals to develop said mining project. Assumptions upon which such forward-looking statements are based on factors and events that are not within the control of MMX and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of unanticipated costs and expenses, failure of plant, equipment or processes to operate as anticipated, the failure to obtain necessary licenses or permitting, the acquired mineral project not being integrated successfully or such integration proving more difficult, time consuming or costly than expected, and other risks of the mining industry. Although MMX has attempted to identify the important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. MMX undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

**Investor Relations**

Marília Botelho
**IR Manager**
Tel.: (55 21) 2555-5634

Gina Pinto
**IR Analyst**
Tel.: (55 21) 2555-5558

## MMX Concludes the Acquisition of the Bom Sucesso Mining Right

**MMX Mineração e Metálicos S.A.** (Bovespa: MMXM3; TSX: XMM), following the Public Announcement dated July 1st, 2008, informs that AVG Mineração S/A, a MMX Sudeste subsidiary, has concluded, on this date, the acquisition of the Bom Sucesso mining right owned by LGA – Mineração e Siderurgia Ltda.

Rio de Janeiro, July 3rd, 2008

**MMX Mineração e Metálicos S.A.**

Nelson José Guitti Guimarães
Chief Financial and Investor Relations Officer

**CONSOLIDATED FORM**
**Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002**

Between June 1st, 2008 and June 30, 2008 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

| **Company Name: MMX Mineração e Metálicos S.A.** | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **(X) Board of Directors** | **( ) Executive Officers** | **( ) Audit Committee** | **( ) Technical and Consulting Committees** |

**Initial Balance**

| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
|---|---|---|---|---|
| | | | Same Class and Type | Total |
| Shares | Common | 2.081.680 | 0.68% | 0.68% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

**Transactions in the month**

| Securities / Derivatives | Securities Characteristics | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
|---|---|---|---|---|---|---|---|
| Shares | Common | UBS Pactual Corretora | Sale | 18/06/2008 | (1.300) | R$ 56,30 | R$ 73.190,00 |

**Final Balance**

| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
|---|---|---|---|---|
| | | | Same Class and Type | Total |
| Shares | Common | 3.126.620 | 1,03% | 1,03% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

Note: (i) The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons. (ii) The Ordinary and Extraordinary Shareholder's Metting held on June 19, 2008 elected Luiz Rodolfo Landim Machado and Paulo Carvalho de Gouvêa members of MMX's Board of Director. (iii) The Board Meeting didn't approve the reelection of Gilberto Sayão to be member of MMX's Board of Director

**CONSOLIDATED FORM**
**Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002**

Between June 1st, 2008 and June 30, 2008 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

| Company Name: MMX Mineração e Metálicos S.A. | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | **(X ) Executive Officers** | **( ) Audit Committee** | **( ) Technical and Consulting Committees** |

**Initial Balance**

| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
|---|---|---|---|---|
| | | | Same Class and Type | Total |
| Shares | Common | 3.199.520 | 1.05% | 1.05% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

**Transactions in the month**

| Securities / Derivatives | Securities Characteristics | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
|---|---|---|---|---|---|---|---|

**There were no transactions in the referred month**

**Final Balance**

| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
|---|---|---|---|---|
| | | | Same Class and Type | Total |
| Shares | Common | 2.810.560 | 0,92% | 0,92% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

Note: (i) The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons. (ii) The Ordinary and Extraordinary Shareholder's Metting occurred on June 19, 2008 elected Luiz Rodolfo Landim Machado and Paulo Carvalho de Gouvêa members of MMX's Board of Director.

**CONSOLIDATED FORM**
**Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002**

Between June 1st, 2008 and June 30, 2008 the following transactions occurred with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

| **Company Name: MMX Mineração e Metálicos S.A.** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | | **( ) Executive Officers** | | **( ) Audit Committee** | **(X ) Controlling Shareholders** | |
| **Initial Balance** | | | | | | | |
| Securities / Derivatives | Securities Characteristics | | | | Quantity | % of participation | |
| | | | | | | Same Class and Type | Total |
| Shares | Common | | | | 187.313.080 | 61,49% | 61,49% |
| Shares | Preferred | | | | 0 | 0.00% | 0.00% |
| **Transactions in the month** | | | | | | | |
| Securities / Derivatives | Securities Characteristics | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
| **There were no transactions in the referred month** | | | | | | | |
| **Final Balance** | | | | | | | |
| Securities / Derivatives | Securities Characteristics | | | | Quantity | % of participation | |
| | | | | | | Same Class and Type | Total |
| Shares | Common | | | | 187.313.080 | 61,49% | 61,49% |
| Shares | Preferred | | | | 0 | 0.00% | 0.00% |

Note: (i) The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

An EBX Group Company

2008 JUG 18 P 12:55

**MMX MINERAÇÃO E METÁLICOS S.A.**

**Public Company**

**PUBLIC ANNOUNCEMENT**

MMX Mineração e Metálicos S.A. ("MMX" or the "Company"), pursuant to article 157 §4° of Law 6404/76, and CVM Instruction No. 358/02, and by OFÍCIO/CVM/SEP/GEA-2/Nº156/08 and OFÍCIO/CVM/SEP/GEA-2/Nº158/08, hereby makes the following announcement in response to the press articles circulated this Friday concerning certain actions perpetrated by the Federal Police, on behalf of its subsidiary MMX Amapá Mineração Ltda. ("MMX Amapa"), a company of the EBX Group that concentrates the group's investment in the State of Amapa:

1. The Federal Police visited MMX Amapa's premises in the State of Amapa and its headquarters in Rio de Janeiro this morning to carry out a search warrant issued by the Federal Court of the State of Amapa to obtain documents and information concerning an investigation over alleged offenses in the public auction for the concession of the Amapa Railway, which is part of the MMX Amapa System.

2. MMX Amapa denies all allegations concerning any transgression or offence regarding the aforesaid public tender that resulted in the granting by the local State Government of a concession for MMX Amapa to operate the Amapa Railway.

3. The Federal Police also credits MMX Amapa with the alleged offence of smuggling "gold mined in its mines in the State". MMX Amapa does not carry out any gold mining activity in the State of Amapa or in other region of the country and is not involve in any smuggling activity.

4. Before today's actions, MMX Amapa, having heard rumors concerning a federal investigation, made itself available to the local authorities for the purposes of providing information and cooperating with any ongoing investigations.

5. Subsequently, having learned of the Federal Court of Amapa's decision, MMX Amapa filed an appeal before the 1st Federal Circuit Court in Brasilia to obtain access to all investigation materials concerning the company. The Circuit Court ruled in favor of MMX Amapa's appeal, and the company is awaiting disclosure of the information by the local Federal Court.

6. MMX Amapa clarifies that there are no imprisonment orders or criminal charges against its executives or against any executive or employee of any other company belonging to the EBX Group.

7. The EBX Group hereby emphasizes its absolute intention to cooperate with any legal investigation regarding its businesses, and reaffirms the absolute transparent and legal way with which it has conducted its business in the state of Amapa, and anywhere else.

8. MMX Amapa further declares that it will employ all legal means to defend its assets and projects and the interest of its shareholders, who have proved to be true believers of the organization know as the EBX Group.

For more information, please contact ri@mmx.com.br

Rio de Janeiro, January , 2008

**Nelson José Guitti Guimarães**
Chief Financial and Investor Relations Officer
MMX Mineração e Metálicos S.A.

**Investor Relations**

Marília Botelho
**IR Manager**
Tel.: (55 21) 2555-4174

Gina Pinto
**IR Analyst**
Tel.: (55 21) 2555-5558

An EBX Group Company

**PUBLIC ANNOUNCEMENT**

In response to the press articles circulated this Friday concerning certain actions perpetrated by the Federal Police, MMX Amapá Mineração Ltda. ("MMX Amapa"), a company of the EBX Group that concentrates the group's investment in the State of Amapa, makes the following comments:

1. The Federal Police visited MMX Amapa's premises in the State of Amapa and its headquarters in Rio de Janeiro this morning to carry out a search warrant issued by the Federal Court of the State of Amapa to obtain documents and information concerning an investigation over alleged offenses in the public auction for the concession of the Amapa Railway, which is part of the MMX Amapa System.

2. MMX Amapa denies all allegations concerning any transgression or offence regarding the aforesaid public tender that resulted in the granting by the local State Government of a concession for MMX Amapa to operate the Amapa Railway.

3. The Federal Police also credits MMX Amapa with the alleged offence of smuggling "gold mined in its mines in the State". MMX Amapa does not carry out any gold mining activity in the State of Amapa or in other region of the country and is not involve in any smuggling activity.

4. Before today's actions, MMX Amapa, having heard rumors concerning a federal investigation, made itself available to the local authorities for the purposes of providing information and cooperating with any ongoing investigations.

5. Subsequently, having learned of the Federal Court of Amapa's decision, MMX Amapa filed an appeal before the 1st Federal Circuit Court in Brasilia to obtain access to all investigation materials concerning the company. The Circuit Court ruled in favor of MMX Amapa's appeal, and the company is awaiting disclosure of the information by the local Federal Court.

6. MMX Amapa clarifies that there are no imprisonment orders or criminal charges against its executives or against any executive or employee of any other company belonging to the EBX Group.

7. The EBX Group hereby emphasizes its absolute intention to cooperate with any legal investigation regarding its businesses, and reaffirms the absolute transparent and legal way with which it has conducted its business in the state of Amapa, and anywhere else.

8. MMX Amapa further declares that it will employ all legal means to defend its assets and projects and the interest of its shareholders, who have proved to be true believers of the organization know as the EBX Group.

Rio de Janeiro, July 11, 2008
MMX Amapá Mineração Ltda.

ri@mmx.com.br
www.mmx.com.br/ri

An EBX Group Company

**Article published in the Estado de São Paulo newspaper today, 07.16.08**

As reported by one of the most respected Brazilian newspapers, O Estado de São Paulo, yesterday night, the President of Brazil, Mr. Luiz Inácio Lula da Silva, hosted a meeting with the President of the Supreme Court, Chief Justice Gilmar Mendes, and also with the Minister of Justice and the Defense Minister, Messrs. Tarso Genro and Nelson Jobim. The first page of the O Estado de São Paulo comments that: "[President] Lula mentioned as a recent example of abuse the operation by the Federal Police in the house of the entrepreneur Eike Batista last Friday".

For additional information, please see the first page reference in the attachment.

Rio de Janeiro, July 16th, 2008

**MMX Mineração e Metálicos S.A.**

Nelson José Guitti Guimarães
Chief Financial and Investor Relations Officer

RECEIVED
2008 AUG 18 P 12:55


**Investor Relations**

Marília Botelho
**IR Manager**
Tel.: (55 21) 2555-4174

Gina Pinto
**IR Analyst**
Tel.: (55 21) 2555-5558

Edição das 20h50

# O ESTADO DE S. PAULO

JULIO MESQUITA (1891-1927). DIRETOR: RUY MESQUITA

SP, RJ, MG, PR e SC: R$ 2,50. Demais Estados: ver tabela na página A2.

QUARTA-FEIRA

16 de julho de 2008 – ANO 129, Nº 41910

estadao.com.br

# PF afasta delegados do caso Dantas

## Queda foi imposição do ministro da Justiça, Tarso Genro, que havia criticado atuação dos policiais

Os delegados da Polícia Federal responsáveis pela Operação Satiagraha foram afastados das investigações que resultaram na prisão do banqueiro Daniel Dantas, do investidor Naji Nahas e do ex-prefeito Celso Pitta. A saída dos delegados foi acertada durante reunião realizada em São Paulo com a participação do chefe do inquérito, Protógenes Queiroz, e o diretor da Divisão de Combate ao Crime Organizado, Roberto Troncon Filho, que veio de Brasília para cuidar da questão. Além de Protógenes, deixaram o caso os delegados Karina Marakemi Souza e Carlos Eduardo Pellegrini. O comando da PF considerou insubordinação o fato de Protógenes, sem consulta a seus superiores, ter convocado agentes da Agência Brasileira de Inteligência (Abin) para vigiar suspeitos. A PF confirmou o afastamento de Protógenes, mas negou que ele esteja sendo punido. Oficialmente, o delegado está saindo porque pediu, pois precisa assistir a aulas de um curso superior que vem fazendo desde março. • PÁGS. A4 e A10

## Lula apóia nova lei contra abuso

••• O presidente do STF, Gilmar Mendes, recebeu ontem apoio do presidente Luiz Inácio Lula da Silva para tornar mais rigorosa a lei sobre abuso de autoridade. Eles discutiram o assunto ontem, em encontro no Palácio do Planalto. Lula teria considerado como exemplo recente de abuso a operação da Polícia Federal na casa do empresário Eike Batista, sexta-feira passada. • PÁG. A6

## Parede falsa na casa do banqueiro

••• CDs e DVDs que a Polícia Federal apreendeu no apartamento do banqueiro Daniel Dantas, no Rio, estavam atrás de uma parede falsa. • PÁG. A5

MMX

An EBX Group Company

# MMX Rejects Accusation of Environmental Crime

**MMX Mineração e Metálicos S.A.** ("MMX" or the "Company") (Bovespa: MMXM3; TSX: XMM), in the light of news recently published by the press regarding supposed illegal practices in the Company's charcoal purchasing procedures for MMX Metálicos Corumbá Ltda., hereby publicly declares that:

MMX acknowledges the legitimacy of the Brazilian society's concern in relation to the production and sale of charcoal and recognizes that this attitude reflects the country's desire to protect its natural heritage. In view of this, MMX clarifies that all the charcoal purchasing procedures adopted by the Company complies with the law and represents its commitment to develop its activities in accordance with the law and with the highest environmental and employment standards.

MMX is unaware of any investigative procedure by the Federal Police and the Federal Public District that could link the Company's activities to crimes, such as fraud, bribery or the falsification of documents, the practice of which or participation in which the Company strongly refutes.

Aiming at total transparency, MMX has decided to make its procedures and documents related to the charcoal purchase in Mato Grosso do Sul State available for public appreciation. Therefore, the Company will hire an audit to be performed by an independent and recognized company, committing itself to make the results of this work public. Furthermore, the Company proposes to discuss the scope of the audit by means of a public meeting with the civil society.

Remaining loyal to its commitment to the environment, MMX affirms that it shall take all and every appropriate and necessary measures to guarantee complete and unrestricted compliance with the environmental laws, aiming at ensuring the standards of environmental excellence on which its activities have always been based.

MMX seeks to bring clarification to the Brazilian society, in line with its own principles and values, which the basic premise is transparency as a way to build sustainability.

Rio de Janeiro, July 21st, 2008

**MMX Mineração e Metálicos S.A.**

Nelson José Guitti Guimarães
Chief Financial and Investor Relations Officer

**Investor Relations**

Marília Botelho
**IR Manager**
Tel.: (55 21) 2555-4174

Gina Pinto
**IR Analyst**
Tel.: (55 21) 2555-5558

An EBX Group Company

**MMX MINERAÇÃO E METÁLICOS S.A.**

**Public Company**

**NOTICE TO SHAREHOLDERS**

**MMX Mineração e Metálicos S.A.** ("MMX" or the "Company") (Bovespa: MMXM3; TSX: XMM), pursuant to article 137 of Law nº 6.404/76, announces that:

In accordance with a formal letter delivered on this date by the Companhia Brasileira de Liquidação e Custódia - CBLC the transfer agent of MMX's shares, Banco Itaú S.A., MMX hereby announces that no shareholder has exercised its withdrawal rights as a result of the partial split-up (the "Partial Split-up"), with the transfer of portions of MMX`s assets to **IronX Mineração S.A.** ("IronX") and **LLX Logística S.A.** ("LLX Logística"), as approved on the Extraordinary Shareholders' Meeting held on June 19, 2008 ("Meeting").

Considering that the deadline for the above mentioned withdrawal rights ended on July 21st 2008, the Company hereby fully ratifies the effects of the Partial Split-up, and therefore the decisions made at the Meeting have become definitive.

In this regard, the Company announces that beginning on July 28, 2008, the shares of IronX and LLX Logística will be traded separately in BOVESPA'S Novo Mercado segment. Those who are registered shareholders of the Company on the close of trading at the BOVESPA on July 25, 2008 will be entitled to receive shares of both IronX and LLX Logística.

Further information concerning the Meeting, the Partial Split-up and/or the withdrawal rights are available at ri@mmx.com.br, and further clarifications on the commencement of the IronX's and LLX Logística's share trading may be obtained at ri@ironx.com.br or ri@llx.com.br.

Rio de Janeiro, July 22, 2008

**Nelson José Guitti Guimarães**
Chief Financial and Investor Relations Officer
MMX Mineração e Metálicos S.A.

RECEIVED

2008 AUG 18 P 12:

An EBX Group Company

## MMX Provides further Details about Amapa's Railway Bidding Process

MMX Amapá Mineração Ltda. ("MMX Amapá"), in view of recent news concerning the investigation carried out by the Federal Police in connection with the railway concession granted in favor of its subsidiary MMX Logística do Amapá Ltda. ("MMX Logística") and other alleged facts, hereby elucidates that:

The Amapá Railroad ("EFA" or the "Railway") was built in 1957 by Icomi (part of the Caemi Group) and returned to the State of Amapá in 2004, after an intense legal dispute that took place after the State of Amapá refused to assume the operations of the railroad that was running with recurring monthly losses of R$ 300 thousand on average and with poor maintenance conditions. Until 2005, the railroad maintenance conditions constantly exposed its users to risks of accidents, due to a total abandonment by its former operator.

In this context, MMX Amapá accepted the burden to operate the Railway on an emergency basis under a 6-month contract, upon the State of Amapá committing to carry out a bidding process for the privatization of the Railway, as determined by a court decision, and to include in the rules of the tender the obligation of the Railway concessionaire to compensate MMX Amapá for the investments made under the terms of the emergency contract. MMX Amapá undertook to invest at least R$ 3 million in 6 months without any contractual assurances or additional collateral from the State of Amapá, and assumed the obligation to continue operating the Railway at a continuing deficit.

Thereafter, the bidding rules were published by the State of Amapá. In accordance with the rules the winning bidder would simply be the company who made the highest offer for the purchase of the EFA concession. Seven companies declared their interest to participate in the bidding process and conducted a survey of the Railway's facilities. However, on the bid date, January 31, 2006, only one company, of the MMX group posted the required bid bond at an amount of approximately R$ 1.6 million.

The bidding process for the EFA concession was twice challenged before courts, and all challenges were turned down confirming the legality of the bidding process.

Contrary to what was published by the media - that the bid had been "influenced" by MMX Amapá - the concession would be awarded to whomever bid the highest price for the concession, and all requirements

and guaranties demanded from the bidders were proportional to the responsibilities from the future operator of the Railway, and there clearly has not been any intention to exclude suitable competitors from the bidding process. Anyone who reviews the rules of the tender, which are available to the public on MMX's website (www.mmx.com.br), will be able to attest that there are no terms of a subjective of eliminative nature or which could be construed as preventing suitable competitors from participating. The bid rules ensured full transparency.

The company of the MMX group that won the bid paid an acquisition price of R$ 814 thousand for the EFA concession. In addition, MMX Logística committed, as set forth by the bid rules, to make a minimum investment of R$ 40.7 million during the first 2 years of the concession. The group's investments in the Railways to date have exceeded R$ 70 million, almost double the minimum required by State. The EFA operates, until today, with successive monthly deficits accumulating more than R$ 60 million of losses to date.

Besides the investigation on the concession bid, there are investigations concerning alleged offenses related to the evasion of federal taxes by MPBA (through the sale of gold) and an "exchange of favors" that MPBA would have engaged with certain companies indirectly related to the state government. MPBA does not belong to the same group as MMX since January 2004. At that time MPBA did not carry out the production of gold in the State.

MMX Amapá, in two years, fully recovered a railroad that had been under serving a neglected population and that exposed the life of its users and neighbors on a daily basis. MMX Amapá not only currently provides a public service that is essenctial to the population of the State of Amapá, but also directly employs 665 people, not mentioning thousands of indirect jobs, and has played a key role in revitalizing an economic activity in the region that was dormant since 1999.

The subject matter of the accusations, besides being totally unfounded, neglects all arguments of an economic order. MMX Logística practices "social" rates for its services, engages an activity that is contractually regulated by the State, and does not exercise its railway business as a profit centre, but as the practice of an essential public service.

Rio de Janeiro, July 22, 2008

**Nelson José Guitti Guimarães**
Chief Financial and Investor Relations Officer
MMX Mineração e Metálicos S.A.

MMX
An EBX Group Company

## MMX BUSINESS PLAN UPDATE

**Recent Events**

In the first half of 2008 MMX Mineração e Metálicos S.A. ("MMX" or the "Compnay") business and prospects were significantly transformed due to a series of relevant acquisitions and corporate events. Among the most significant events, the following stand out:

- Acquisition of AVG Mineração S.A. ("AVG"), announced on December, 3rd 2007;
- Acquisition of Minerminas - Mineradora Minas Gerais Ltda ("Minerminas"), which closing was confirmed by means of a public announcement dated March 3rd, 2008;
- MMX partial split-up approved at MMX's shareholder meeting on June 19, 2008, by means of which portions of its assets and liabilities were transferred to IronX and LLX;
- Acquisition of the Bom Sucesso Mining Right, announced on June 3rd, 2008 (AVG, Minerminas and Bom Sucesso collectively form MMX Sudeste).

**Corporate Structure**

As result of the those recent events, MMX has become focused in the development and operation of two separate production systems for iron ore and metallics – MMX Corumbá and MMX Sudeste –, and has recently opened an exploration and development office in Chile, through its subsidiary Minera MMX de Chile.

MMX also owns the Eliezer Batista Natural Reserve, an area of more than 20 thousand hectares located in the heart of the Pantanal, the Brazilian wetlands. The Reserve will be the first research and studies center of wetlands in the planet, where there are hundreds of mammals, birds and fishes, some considered endangered species.


Acionistas Controladores
67,3%
Free Float
32,7%
MMX
Reserva Natural
Eliezer Batista
100%
100%
MMX Corumbá Mineração
MMX Metálicos Corumbá
MMX Sudeste
Minera MMX de Chile
Sistema Corumbá
30% Centennial Asset Corumbá
100%
100%
100%
Bom Sucesso
AVG
Minerminas
Sistema Sudeste

**Production and Capex**

With the conclusion of studies that were carried out in relation to the new assets and projects recently acquired by MMX, the Company plans to reach an annual production level of 40 million tons (wet base) beginning in 2013, and intends to expand downstream through its metallics division with the development of a 452-thousand-ton-per-year billet plant in the State of Mato Grosso do Sul, scheduled to start-up in 2012.

**Iron Ore Production**


MMX Corumbá
MMX Sudeste
6,2
4,3
10,8
8,7
11,9
3,2
8,7
21,6
3,2
18,5
38,4
6,3
32,1
40,0
6,3
33,7
40,0
6,3
33,7
40,0
6,3
33,7
2008
2009
2010
2011
2012
2013
2014
2015

**Pig Iron and Billets Production**


231
400
400
34
400
357
400
452
400
452
400
452
400
452
2008
2009
2010
2011
2012
2013
2014
2015
Pig Iron
Billets

To develop its business plan, MMX estimates deploying capital expenditures of approximately US$ 1.5 billion, which is expected to be disbursed between 2008 and 2015, and funded by means of debt financing with financial institutions and using the cash generated by MMX's own operations. MMX does not plan, at this time, to issue shares or other equity-convertible securities to fund its business plan.

**CAPEX: US$1.5 billion**


77
429
657
274
28
15
15
15
2008
2009
2010
2011
2012
2013
2014
2015

**MMX Sudeste System**

MMX Sudeste comprises the Serra Azul site, consisting of the already integrated operations of the AVG and Minerminas mines, and the Bom Sucesso site, a

greenfield project that is being developed on a recently acquired mining right located in Minas Gerais, 200 km distant from Belo Horizonte and 250 km from LLX's Port Sudeste.

We estimate that MMX Sudeste should reach a total annual production of **33.7 million tons** (wet base) of iron ore starting on 2013. MMX's current estimates exceed the 20-million-ton-per-year projection announced on May 23, 2008. MMX estimates that capital expenditures required for MMX Sudeste to reach total capacity will amount to approximately US$1.1 billion.

*Serra Azul Unit:* MMX expects that the estimated annual production capacity of 16.3 million (wet base) will require capital expenditures mainly for the operational improvement of the existing assets and the construction of new beneficiation plants. In addition, MMX plans to build a system of conveyor belts connecting the mine area to the railway terminal. The 2008 production estimate was revised and is expected to reach 4.3 million tons instead of the 6.1 million tons previously forecasted by the Company on March 3, 2008. This revision in forecast is attributed basically to a delay in concluding union negotiations for the implementation of work shifts at the mine site and the hiring of new labor force.

MMX expects that this delay in the production ramp-up will be recovered in 2009, with and estimated production of 8.7 million tons, higher than the 6.6 million tons announced on March 3, 2008.

*Bom Sucesso Unit*: the development of the Bom Sucesso mine is expected to be concluded in 2012 and MMX estimates it will enable the Company to add an annual capacity of 17.4 million tons (wet base) of pellet feed with high magnetite content, which significantly reduces the energy consumption in steel producing process. MMX plans to connect the Bom Sucesso mine site to the existing railway system by a 40-km pipeline.

MMX Sudeste's production is destined mainly to exports, which will be transported by railway and handled at LLX's Port Sudeste starting in 2011. Until 2011, MMX Sudeste's sales shall be concentrated in the domestic market.

**MMX Corumbá System**

The MMX Corumbá System produces iron ore and pig iron, through MMX's subsidiaries MMX Corumbá Mineração Ltda and MMX Metálicos Corumbá Ltda, respectively.

The production of both iron ore and pig iron from the MMX Corumbá System is mainly exported and transported to customers in South America by barges down the Paraguay River. Shipments to Europe and USA are also made at the Rosario Port, in Argentina. As of 2012, an alternative route may be available with the start-up of LLX's Brasil Port in Peruíbe, São Paulo State. Mine and plant site will be connected by railway to the Port. Logistics studies for this new route are being developed jointly by LLX and MMX.

*Mining*: annual iron ore production is expected to reach 6.3 million tons (wet base) in 2012 and will require an estimated US$ 62 million in capital expenditures, which will be used for revamping the existing beneficiation plant and building new beneficiation units.

Metallics:

*Pig Iron*: currently the pig-iron plant comprises two blast-furnaces, which began operations as from August 2007 and have reached full nominal capacity of 400 thousand tons per year.

MMX has revised the production estimate for this year to 230 thousand tons and sales of 268 thousand tons of pig iron, due mainly to the lack of certified charcoal supply in the region. On the other hand, the average market prices this year are 100% higher than planned.

In light of the discussions concerning the supply of charcoal, MMX has decided to adopt even more restrictive criteria than those imposed by law until higher standards are enforced by all of MMX charcoal suppliers. To assure the observation of this strategy, the Company has systematically reduced the production with halts in one of its blast furnaces.

*Billets*: MMX plans to expand downstream in the metallics production chain, by developing its billet plant project with an annual production capacity of 452 thousand tons of billets, destined entirely for exports. Capital Expenditure for this project is estimated at approximately US$ 333 million.

*Forestry Program*: The aim of the forestry program initiated in 2006 is to achieve self-sufficiency by means of charcoal planted in private reforestation areas, replacing purchases from third parties.

Currently, the program comprises 14 thousand hectares in owned and third-party land, some of them with existing plantations and other still greenfield. The forestry program will enable MMX to use charcoal from planted forests as early as 2009, and MMX has committed to reach self-sufficiency by 2017.

**New Businesses**

Always seeking out accretive business opportunities for its shareholders, MMX continues to evaluate businesses in Brazil and abroad, either through its mineral exploration program – the Compnay owns 600 exploration areas in 8 different states of Brazil, covering approximately 16,000 km$^2$ - or by means of acquisitions similar to those recently closed.

With the search of opportunities in mind, MMX has set up a new business development office in Chile, a country renowned for its mineral reserves.

Rio de Janeiro, July 24th, 2008

**Nelson José Guitti Guimarães**
Chief Financial and Investor Relations Officer
MMX Mineração e Metálicos S.A.

RECEIVED
2008 AUG 18 P 12:25

August 5th, 2008

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

**File No. 082-35042**

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

1. *Contracts with Related Parties – March 2008 filed with Brazilian SEC on May 30, 2008 (Portuguese version)*

2. *IAN 2007 filed with Brazilian SEC on July 31, 2008 (Portuguese version) Annual information about MMX*

3. *Management Proposal for Capital Budget filed with Brazilian SEC on June 4, 2008 (Portuguese version)*

4. *Material Fact Notice filed with Brazilian SEC on June 9, 2008 (English version)*

5. *Financial Statements Report for the Quarter ended March 31, presented in US GAAP 2008 filed with Brazilian SEC on June 9, 2008*

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5558.

Very truly yours,

Gina Pinto

RECEIVED
2008 MAY 18 P 12:25

**MMX Mineração e Metálicos S.A.**
**CONTRATOS COM PARTES RELACIONADAS – Março 2008**

| ITEM | CONTRATOS COM O MESMO GRUPO<br>OBJETO E CARACTERÍSTICAS DO CONTRATO | VÍNCULO COM A CIA. (1) | VALOR ORIGINAL | | DATA DE VENCIMENTO OU PRAZO | CONDIÇÕES DE RESCISÃO OU DE TÉRMINO | SALDO REMANESCENTE | |
|---|---|---|---|---|---|---|---|---|
| | | | R$ MIL | DATA | | | R$ MIL | DATA |
| 01 | Contrato de Mútuo celebrado com MMX Corumbá Mineração, realizado em condições usuais de mercado para esse tipo de operação. Taxa de Correção da Quantia Devida: 101% do CDI por ano. Objeto: empréstimo oneroso de Reais (MMX Corumbá Mineração é devedora da Companhia). | Controlada | 57.864 | Maio/2006 | Março/2009 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 86.926 | Março/2008 |
| 02 | Reembolso de despesas celebrado com MMX Amapá Mineração, realizado em condições usuais de mercado para esse tipo de operação (MMX Amapá Mineração é devedora da Companhia). | Controlada | 571 | Março/2008 | Abril/2008 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 571 | Março/2008 |

| ITEM | CONTRATOS COM O MESMO GRUPO<br>OBJETO E CARACTERÍSTICAS DO CONTRATO | VÍNCULO COM A CIA. (1) | VALOR ORIGINAL | | DATA DE VENCIMENTO OU PRAZO | CONDIÇÕES DE RESCISÃO OU DE TÉRMINO | SALDO REMANESCENTE | |
|---|---|---|---|---|---|---|---|---|
| | | | R$ MIL | DATA | | | R$ MIL | DATA |
| 03 | Reembolso de despesas celebrado com LLX Logística, realizado em condições usuais de mercado para esse tipo de operação (LLX Logística é devedora da Companhia). | Controlada | 297 | Março/2008 | Abril/2008 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 296 | Março/2008 |
| 04 | Contrato de Mútuo celebrado com LLX Açu, realizado em condições usuais de mercado para esse tipo de operação. Taxa de Correção da Quantia Devida: 101% do CDI por ano. Objeto: empréstimo oneroso de Reais (LLX Açu é devedora da Companhia). | Controlada | 32.597 | Maio/2007 | Março/2009 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 32 | Março/2008 |
| 05 | Reembolso de despesas celebrado com LLX Açu, realizado em condições usuais de mercado para esse tipo de operação (LLX Açu é devedora da Companhia). | Controlada | 80 | Março/2008 | Abril/2008 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 80 | Março/2008 |

| ITEM | CONTRATOS COM O MESMO GRUPO<br>OBJETO E CARACTERÍSTICAS DO CONTRATO | VÍNCULO COM A CIA. (1) | VALOR ORIGINAL | | DATA DE VENCIMENTO OU PRAZO | CONDIÇÕES DE RESCISÃO OU DE TÉRMINO | SALDO REMANESCENTE | |
|---|---|---|---|---|---|---|---|---|
| | | | R$ MIL | DATA | | | R$ MIL | DATA |
| 06 | Contrato de Mútuo celebrado com LLX Minas-Rio, realizado em condições usuais de mercado para esse tipo de operação. Taxa de Correção da Quantia Devida: 101% do CDI por ano. Objeto: empréstimo oneroso de Reais (LLX Minas-Rio é devedora da Companhia). | Controlada | 177 | Maio/2007 | Março/2009 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 21 | Março/2008 |
| 07 | Reembolso de despesas celebrado com LLX Minas Rio, realizado em condições usuais de mercado para esse tipo de operação (LLX Minas Rio é devedora da Companhia). | Controlada | 300 | Março/2008 | Abril/2008 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 300 | Março/2008 |
| 08 | Contrato de Mútuo celebrado com MMX Comercial Exportadora, realizado em condições usuais de mercado para esse tipo de operação. Taxa de Correção da Quantia Devida: 101% do CDI por ano. Objeto: empréstimo oneroso de Reais (MMX Comercial Exportadora é devedora da Companhia). | Controlada | 18.327 | Novembro/2007 | Março/2009 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 18.965 | Março/2008 |

| Item | Contratos com o mesmo grupo<br>Objeto e características do Contrato | Vínculo com a Cia. [1] | Valor Original | | Data de Vencimento ou Prazo | Condições de Rescisão ou de Término | Saldo Remanescente | |
|---|---|---|---|---|---|---|---|---|
| | | | R$ mil | Data | | | R$ mil | Data |
| 09 | Contrato de Mútuo celebrado com Bahia Ferro, realizado em condições usuais de mercado para esse tipo de operação. Taxa de Correção da Quantia Devida: 101% do CDI por ano. Objeto: empréstimo oneroso de Reais (Bahia Ferro é devedora da Companhia). | Controlada | 10 | Outubro/2007 | Março/2009 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 250 | Março/2008 |
| 10 | Contrato de Mútuo celebrado com AVX Mineração, realizado em condições usuais de mercado para esse tipo de operação. Taxa de Correção da Quantia Devida: 101% do CDI por ano. Objeto: empréstimo oneroso de Reais (AVX Mineração é devedora da Companhia). | Controlada | 5.681 | Dezembro/2007 | Março/2009 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 38.833 | Março/2008 |
| 11 | Reembolso de despesas celebrado com AVX Mineração, realizado em condições usuais de mercado para esse tipo de operação (AVX Mineração é devedora da Companhia). | Controlada | 126 | Março/2008 | Abril/2008 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 126 | Março/2008 |

| ITEM | CONTRATOS COM O MESMO GRUPO<br>OBJETO E CARACTERÍSTICAS DO CONTRATO | VÍNCULO COM A CIA. [1] | VALOR ORIGINAL | | DATA DE VENCIMENTO OU PRAZO | CONDIÇÕES DE RESCISÃO OU DE TÉRMINO | SALDO REMANESCENTE | |
|---|---|---|---|---|---|---|---|---|
| | | | R$ MIL | DATA | | | R$ MIL | DATA |
| 12 | Contrato de Mútuo celebrado com AVG Mineração, realizado em condições usuais de mercado para esse tipo de operação. Taxa de Correção da Quantia Devida: 101% do CDI por ano. Objeto: empréstimo oneroso de Reais (AVG Mineração é devedora da Companhia). | Controlada | 3.500 | Janeiro/2008 | Março/2009 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 4.666 | Março/2008 |
| 13 | Reembolso de despesas celebrado com MMX Minas Rio, realizado em condições usuais de mercado para esse tipo de operação (MMX Minas Rio é devedora da Companhia). | Controlada | 2.388 | Março/2008 | Abril/2008 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 2.388 | Março/2008 |
| 14 | Reembolso de despesas celebrado com MPX Mineração e Energia, realizado em condições usuais de mercado para esse tipo de operação (MPX Mineração e Energia é devedora da Companhia). | Controlada | 141 | Março/2008 | Abril/2008 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 141 | Março/2008 |

| Item | Contratos com o Mesmo Grupo<br>Objeto e Características do Contrato | Vínculo com a Cia. (1) | Valor Original | | Data de Vencimento ou Prazo | Condições de Rescisão ou de Término | Saldo Remanescente | |
|---|---|---|---|---|---|---|---|---|
| | | | R$ mil | Data | | | R$ mil | Data |
| 15 | Reembolso de despesas celebrado com OGX Petróleo e Gás, realizado em condições usuais de mercado para esse tipo de operação (OGX Petróleo e Gás é devedora da Companhia). | Controlada | 191 | Março/2008 | Abril/2008 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 191 | Março/2008 |
| 16 | Reembolso de despesas celebrado com Spirit of Brazil, realizado em condições usuais de mercado para esse tipo de operação (Spirit of Brazil é devedora da Companhia). | Controlada | 7 | Março/2008 | Abril/2008 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 7 | Março/2008 |
| 17 | Reembolso de despesas celebrado com EBX Investimentos, realizado em condições usuais de mercado para esse tipo de operação (EBX Investimentos é devedora da Companhia). | Controlada | 73 | Março/2008 | Abril/2008 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 73 | Março/2008 |

| Item | CONTRATOS COM O MESMO GRUPO<br>Objeto e Características do Contrato | Vínculo com a Cia. (1) | Valor Original | | Data de Vencimento ou Prazo | Condições de Rescisão ou de Término | Saldo Remanescente | |
|---|---|---|---|---|---|---|---|---|
| | | | R$ mil | Data | | | R$ mil | Data |
| 18 | Reembolso de despesas celebrado com REX Empreendimentos, realizado em condições usuais de mercado para esse tipo de operação (REX Empreendimentos é devedora da Companhia). | Controlada | 6 | Março/2008 | Abril/2008 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 6 | Março/2008 |
| 19 | Reembolso de despesas celebrado com NVX Shipping Brasil, realizado em condições usuais de mercado para esse tipo de operação (NVX Shipping Brasil é devedora da Companhia). | Controlada | 1 | Março/2008 | Abril/2008 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 1 | Março/2008 |
| 20 | Contrato de Mútuo celebrado com LLX Logística, realizado em condições usuais de mercado para esse tipo de operação. Taxa de Correção da Quantia Devida: 101% do CDI por ano. Objeto: empréstimo oneroso de Reais (LLX Logística é devedora da Companhia). | Controlada | 3.541 | Maio/2007 | Março/2009 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 3 | Março/2008 |

| ITEM | CONTRATOS COM O MESMO GRUPO<br>OBJETO E CARACTERÍSTICAS DO CONTRATO | VÍNCULO COM A CIA. (1) | VALOR ORIGINAL | | DATA DE VENCIMENTO OU PRAZO | CONDIÇÕES DE RESCISÃO OU DE TÉRMINO | SALDO REMANESCENTE | |
|---|---|---|---|---|---|---|---|---|
| | | | R$ MIL | DATA | | | R$ MIL | DATA |
| 21 | Contrato de Mútuo celebrado com MMX Metálicos Corumbá, realizado em condições usuais de mercado para esse tipo de operação. Taxa de Correção da Quantia Devida: 101% do CDI por ano. Objeto: empréstimo oneroso de Reais (MMX Metálicos Corumbá é credora da Companhia). | Controlada | 163 | Março/2008 | Março/2009 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 163 | Março/2008 |
| 22 | Reembolso de despesas celebrado com MMX Metálicos Corumbá, realizado em condições usuais de mercado para esse tipo de operação (MMX Metálicos Corumbá é credora da Companhia). | Controlada | 638 | Março/2008 | Abril/2008 | Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.) | 638 | Março/2008 |

**Nota 1** Assinala em qual dos seguintes grupos a contraparte se enquadra: Controlada, Coligada, Administrador (ou empresa ligada a ele) ou Controlador (ou empresa ligada a ele).

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

**01.01 - IDENTIFICAÇÃO**

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 017914 | MMX MINERAÇÃO E METÁLICOS S/A | 02762115000149 |

| | |
|---|---|
| 4 - DENOMINAÇÃO COMERCIAL | MMX MINERAÇÃO E METÁLICOS S/A |
| 5 - DENOMINAÇÃO SOCIAL ANTERIOR | TRESSEM PARTICIPAÇÕES S.A. |
| 6 - NIRE | 33300261117 |
| 7 - SITE | www.mmx.com.br |

**01.02 - SEDE**

| 1 - ENDEREÇO COMPLETO | | 2 - BAIRRO OU DISTRITO |
|---|---|---|
| PRAIA DO FLAMENGO, 66, 10º ANDAR, PARTE | | FLAMENGO |
| 3 - CEP | 4 - MUNICÍPIO | 5 - UF |
| 22210-903 | RIO DE JANEIRO | RJ |

| 6 - DDD | 7 - TELEFONE | 8 - TELEFONE | 9 - TELEFONE | 10 - TELEX |
|---|---|---|---|---|
| 21 | 2555-5563 | - | - | |
| 11 - DDD | 12 - FAX | 13 - FAX | 14 - FAX | |
| 21 | 2555-4011 | - | - | |

15 - E-MAIL
RI@MMX.COM.BR

**01.03 - DEPARTAMENTO DE ACIONISTAS**

ATENDIMENTO NA EMPRESA

| | |
|---|---|
| 1 - NOME | NELSON JOSÉ GUITTI GUIMARÃES |
| 2 - CARGO | DIRETOR DE REL C/ INVESTIDORES |

| 3 - ENDEREÇO COMPLETO | | 4 - BAIRRO OU DISTRITO |
|---|---|---|
| PRAIA DO FLAMENGO, 66, 10º ANDAR | | FLAMENGO |
| 5 - CEP | 6 - MUNICÍPIO | 7 - UF |
| 22210-903 | RIO DE JANEIRO | RJ |

| 8 - DDD | 9 - TELEFONE | 10 - TELEFONE | 11 - TELEFONE | 12 - TELEX |
|---|---|---|---|---|
| 21 | 2555-5563 | 2555-5634 | 2555-5558 | |
| 13 - DDD | 14 - FAX | 15 - FAX | 16 - FAX | |
| 21 | 2555-4011 | - | - | |

17 - E-MAIL
RI@MMX.COM.BR

AGENTE EMISSOR / INSTITUIÇÃO FINANCEIRA DEPOSITÁRIA

| | |
|---|---|
| 18 - NOME | BANCO ITAÚ S.A. |
| 19 - CONTATO | LUIZ LOUREIRO |

| 20 - ENDEREÇO COMPLETO | | 21 - BAIRRO OU DISTRITO |
|---|---|---|
| AV. ENG. ARMANDO DE ARRUDA PEREIRA | | CENTRO |
| 22 - CEP | 23 - MUNICÍPIO | 24 - UF |
| 04344-092 | SÃO PAULO | SP |

| 25 - DDD | 26 - TELEFONE | 27 - TELEFONE | 28 - TELEFONE | 29 - TELEX |
|---|---|---|---|---|
| 11 | 5029-1905 | - | - | |
| 30 - DDD | 31 - FAX | 32 - FAX | 33 - FAX | |
| 11 | 5019-1917 | - | - | |

34 - E-MAIL
LUIZ.LOUREIRO@ITAU.COM.BR

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

## 01.04 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

| | | | | |
|---|---|---|---|---|
| 1 - NOME<br>NELSON JOSÉ GUITTI GUIMARÃES | | | | |
| 2 - ENDEREÇO COMPLETO<br>PRAIA DO FLAMENGO,66 , 10º ANDAR | | | 3 - BAIRRO OU DISTRITO<br>FLAMENGO | |
| 4 - CEP<br>22210-903 | 5 - MUNICÍPIO<br>RIO DE JANEIRO | | | 6 - UF<br>RJ |
| 7 - DDD<br>21 | 8 - TELEFONE<br>2555-5563 | 9 - TELEFONE<br>- | 10 - TELEFONE<br>- | 11 - TELEX |
| 12 - DDD<br>21 | 13 - FAX<br>2555-4011 | 14 - FAX<br>- | 15 - FAX<br>- | |
| 16 - E-MAIL<br>NELSON.GUITTI@MMX.COM.BR | | | | |
| 17 - DIRETOR BRASILEIRO<br>SIM | 18 - CPF<br>647.760.267-91 | 18 - PASSAPORTE | | |

## 01.05 - REFERÊNCIA / AUDITOR

| | |
|---|---|
| 1 - DATA DE INÍCIO DO ÚLTIMO EXERCÍCIO SOCIAL<br>01/01/2007 | 2 - DATA DE TÉRMINO DO ÚLTIMO EXERCÍCIO SOCIAL<br>31/12/2007 |
| 3 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL EM CURSO<br>01/01/2008 | 4 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL EM CURSO<br>31/12/2008 |
| 5 - NOME/RAZÃO SOCIAL DO AUDITOR<br>KPMG AUDITORES INDEPENDENTES | 6 - CÓDIGO CVM<br>00418-9 |
| 7 - NOME DO RESPONSÁVEL TÉCNICO<br>MANUEL FERNANDES RODRIGUES DE SOUSA | 8 - CPF DO RESP. TÉCNICO<br>783.840.017-15 |

## 01.06 - CARACTERÍSTICAS DA EMPRESA

1 - BOLSA DE VALORES ONDE POSSUI REGISTRO

| | | | | |
|---|---|---|---|---|
| [ ] BVBAAL | [ ] BVMESB | [ ] BVPR | [ ] BVRJ | [ ] BVST |
| [ ] BVES | [ ] BVPP | [ ] BVRG | [X] BOVESPA | |

| | |
|---|---|
| 2 - MERCADO DE NEGOCIAÇÃO<br>Bolsa | |
| 3 - TIPO DE SITUAÇÃO<br>Operacional | |
| 4 - CÓDIGO DE ATIVIDADE<br>3030 - Emp. Adm. Part. - Extração Mineral | |
| 5 - ATIVIDADE PRINCIPAL<br>Participação Em Outras Sociedades | 6 - AÇÕES PREF. COM CLASSES<br>NÃO |

**01.01 - IDENTIFICAÇÃO**

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

**01.07 - CONTROLE ACIONÁRIO / VALORES MOBILIÁRIOS**

1 - NATUREZA DO CONTROLE ACIONÁRIO
Nacional Holding

2 - VALORES MOBILIÁRIOS EMITIDOS PELA CIA.

| | | | |
|---|---|---|---|
| X | Ações | | Certificado de Recebíveis Imobiliários (CRI) |
| | Debêntures Conversíveis em Ações | | Notas Promissórias (NP) |
| | Ações Resgatáveis | | BDR |
| | Partes Beneficiárias | | Outros |
| | Debêntures Simples | | DESCRIÇÃO |
| | Bônus de Subscrição | | |
| | Certificado de Investimento Coletivo (CIC) | | |

**01.08 - PUBLICAÇÕES DE DOCUMENTOS**

| 1 - AVISO AOS ACIONISTAS SOBRE DISPONIBILIDADE DAS DFs. | 2 - ATA DA AGO QUE APROVOU AS DFs. |
|---|---|
| 13/03/2008 | |
| 3 - CONVOCAÇÃO DA AGO PARA APROVAÇÃO DAS DFs. | 4 - PUBLICAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS |
| 15/05/2008 | 14/03/2008 |

**01.09 - JORNAIS ONDE A CIA. DIVULGA INFORMAÇÕES**

| 1 - ITEM | 2 - TÍTULO DO JORNAL | 3 - UF |
|---|---|---|
| 02 | VALOR ECONÔMICO | RJ |
| 03 | DIÁRIO OFICIAL | RJ |

**01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES**

| 1 - DATA | 2 - ASSINATURA |
|---|---|
| 30/05/2008 | |

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

## 02.01.01 - COMPOSIÇÃO ATUAL DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA

| 1 - ITEM | 2 - NOME DO ADMINISTRADOR | 3 - CPF | 4 - DATA DA ELEIÇÃO | 5 - PRAZO DO MANDATO | 6 - CÓDIGO TIPO DO ADMINISTRADOR * | 7 - ELEITO P/ CONTROLADOR | 8 - CARGO /FUNÇÃO | 9 - FUNÇÃO |
|---|---|---|---|---|---|---|---|---|
| 01 | EIKE FUHRKEN BATISTA | 664.976.807-30 | 07/04/2008 | 1 ANO | 3 | SIM | 30 | Presidente do C.A. e Diretor Presidente |
| 02 | ELIEZER BATISTA DA SILVA | 607.460.507-63 | 30/04/2007 | 1 ANO | 2 | SIM | 21 | Vice Presidente Cons. de Administração |
| 03 | LUIZ DO AMARAL DE FRANÇA PEREIRA | 014.707.017-15 | 23/07/2007 | ATÉ AGO 2008 | 2 | SIM | 22 | Conselho de Administração (Efetivo) |
| 06 | ADRIANO JOSÉ NEGREIROS VAZ NETTO | 010.014.687-24 | 07/04/2008 | 1 ANO | 1 | | 19 | Diretor Administrativo |
| 07 | JOSÉ LUIZ AMARANTE ARAÚJO | 619.626.607-10 | 07/04/2008 | ATÉ AGO 2008 | 1 | | 19 | Diretor Comercial |
| 08 | JOAQUIM MARTINO FERREIRA | 164.832.356-15 | 07/04/2008 | 1 ANO | 1 | | 19 | Diretor Geral e de Mineração |
| 09 | DALTON NOSÊ | 683.822.868-87 | 07/04/2008 | 1 ANO | 1 | | 19 | Diretor de Metálicos |
| 10 | NELSON JOSÉ GUITTI GUIMARÃES | 647.760.267-91 | 07/04/2008 | 1 ANO | 1 | | 19 | Diretor Financeiro e de RI |
| 11 | SAMIR ZRAICK | 149.615.207-72 | 30/04/2007 | 1 ANO | 2 | SIM | 22 | Conselho de Administração (Efetivo) |
| 12 | GILBERTO SAYÃO | 016.792.777-90 | 30/04/2007 | 1 ANO | 2 | SIM | 22 | Conselho de Administração (Efetivo) |
| 13 | RAPHAEL HERMETO DE ALMEIDA MAGALHÃES | 007.934.007-59 | 30/04/2007 | 1 ANO | 2 | SIM | 22 | Conselho de Administração (Efetivo) |
| 14 | HANS-JUERGEN MENDE | 060.121.277-07 | 30/04/2007 | 1 ANO | 2 | SIM | 22 | Conselho de Administração (Efetivo) |
| 15 | MICHAEL STEPHEN VITTON | 060.129.727-09 | 30/04/2007 | 1 ANO | 2 | SIM | 22 | Conselho de Administração (Efetivo) |
| 16 | PETER NATHANIAL | 060.128.497-61 | 30/04/2007 | 1 ANO | 2 | SIM | 22 | Conselho de Administração (Efetivo) |

* CÓDIGO:
1 - PERTENCE APENAS À DIRETORIA;
2 - PERTENCE APENAS AO CONSELHO DE ADMINISTRAÇÃO;
3 - PERTENCE À DIRETORIA E AO CONSELHO DE ADMINISTRAÇÃO.

**02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR**

- CONSELHO DE ADMINISTRAÇÃO

EIKE FUHRKEN BATISTA

O Sr. Eike Batista é presidente do Conselho de Administração e diretor presidente da MMX. O Sr. Eike é bacharel em engenharia metalúrgica pela University of Aachen, Alemanha. Desde sua graduação, tem sido um empreendedor bem-sucedido, dirigindo o grupo EBX por mais de 20 anos.

*Reeleito como Presidente do Conselho de Administração da MMX em 30 de abril de 2007 (AGO) e reeleito como Diretor Presidente em 7 de abril de 2008 (RCA).*

ELIEZER BATISTA DA SILVA

O Sr. Eliezer Batista é Presidente Honorário e vice-presidente do Conselho de Administração da MMX. O Sr. Eliezer Batista é bacharel em engenharia civil pela Universidade Federal de Engenharia e Arquitetura do Paraná. É ex-Ministro de Minas e Energia no Brasil, Secretário de Assuntos Estratégicos no Brasil e ex-Presidente da Companhia Vale do Rio Doce (CVRD) e Rio Doce International. Foi membro da Academia de Ciências da Rússia e do Conselho Mundial para o Desenvolvimento Sustentável. Atualmente é Advisor da Presidência da Cia. Vale do Rio Doce, membro do Conselho Empresarial de Desenvolvimento Sustentável e do Conselho Curador do CEBRI/Rio, assim como é membro dos Conselhos de Administração de diversas corporações brasileiras.

*Reeleito como Membro do Conselho de Administração da MMX em 30 de abril de 2007 (AGO).*

GILBERTO SAYÃO (Conselheiro Independente)

O Sr. Sayão é responsável pela UBS Pactual Gestora de Investimentos Alternativos. Desde 1999 está envolvido em Equities e no desenvolvimento de novas áreas:

**02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR**

Investimentos Internacionais e Investimento de Longo Prazo – áreas de expertise da UBS Pactual Gestora de investimentos Alternativos. Foi Diretor Executivo e acionista controlador do Banco Pactual desde 1998, participando das decisões corporativas e estratégicas do banco através do Comitê Executivo – do qual fez parte. Começou no Banco Pactual em 1993 na área de Sistemas Informacionais, tornando-se sócio em 1995 e Head de FX/ Trading Desk até 1999.

*Reeleito como Membro do Conselho de Administração da MMX em 30 de abril de 2007 (AGO).*

HANS-JUERGEN MENDE (Conselheiro Independente)

O Sr. Mende atuou no Grupo Thyssen entre 1968-1986, sendo responsável pelo Comércio Internacional de Matérias Primas, exercendo diversos cargos executivos, entre os últimos a Presidente da Thyssen Carbometal. Co-fundador, acionista e Presidente do Grupo AMCI desde 1986, um grupo de mineração de carvão internacional com operações nos Estados Unidos, na Europa, na Austrália, na China e na África do Sul. Mestrado em administração de empresas pela University in Cologne na Alemanha (1967). Atualmente, é Presidente não-executivo da Alpha Natural Resources, uma grande companhia aberta de mineração de carvão nos Estados Unidos. Também faz parte do Conselho de Administração da Quintana Maritime, companhia aberta listada na NASDAQ. A Quintana é uma empresa marítima que opera uma grande frota de transportadoras de carvão e ferro. O Sr. Mende ainda é membro do Conselho de Administração das seguintes empresas privadas, OKD na República Checa, AMCI Austrália e a Whitehaven Pty Ltd, Austrália.

*Reeleito como Membro do Conselho de Administração da MMX em 30 de abril de 2007 (AGO).*

LUIZ DO AMARAL DE FRANÇA PEREIRA

**02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR**

O Sr. França Pereira é graduado em engenharia civil pela Universidade Federal do Paraná e participou do Stanford Executive Program, Stanford University, California, USA, e de diversos cursos nas áreas de administração de empresas e finanças empresariais. Atualmente é sócio-gerente da Três Rios Consultoria e Planejamento Ltda., atuando como consultor independente para assuntos societários e financeiros para diversas empresas e é Membro do Conselho Fiscal do Instituto Desiderata. Atuou no Grupo EBX como Diretor de diversas empresas. Foi Diretor da Santana Participações e Empreendimentos Ltda. e Igaporã Participações (ex-Caemi). Atuou no Grupo Caemi por mais de 3 anos como Vice-Presidente de Finanças e de Relações com Investidores, inclusive como membro do Conselho de Administração da Caemi e de empresas controladas. Atuou no Grupo Monteiro Aranha por 7 anos como Diretor Vice-Presidente e como membro do Conselho de Administração de empresas controladas. Atuou no Grupo Vale do Rio Doce por 13 anos, exercendo diversas funções e depois por 7 anos como Diretor Vice-Presidente e de Relações com Investidores, e como membro do Conselho de Administração de empresas controladas. Foi Diretor executivo em empresas do grupo Bozano, Simonsen.

*Eleito como Membro do Conselho de Administração da MMX em 23 de julho de 2007 (AGE).*

MICHAEL STEPHEN VITTON

O Sr. Vitton é graduado na University of Michigan Business School. O Sr. Vitton é Diretor-Presidente do banco de investimento Canadense BMO Nesbitt Burns desde 1º de maio de 2000, sendo responsável pela direção, administração e gerência das áreas institucionais comerciais e de pesquisas do banco nos Estados Unidos. Atualmente é o responsável pela US Equity Sales do BMO Capital Market. O Sr. Vitton trabalhou anteriormente na empresa Akroyd & Smithers, Plc, predecessora do UBS Securities e foi sócio e Diretor Administrativo da Burns Fry Ltd.

*Reeleito como Membro do Conselho de Administração da MMX em 30 de abril de 2007 (AGO).*

## 02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

PETER NATHANIAL (Conselheiro Independente)

O Sr. Nathanial nasceu na Austrália e se juntou ao Citigroup, maior conglomerado financeiro do mundo, há mais de 15 (quinze) anos atrás. O Sr. Nathanial ocupou posições de destaque nas operações do Citigroup em Londres, Moscou e Varsóvia. O Sr. Nathanial atuou por 3 (três) anos no grupo de reestruturação global do Citigroup em Nova York, sendo responsável por algumas das mais significantes operações nos Estados Unidos e no resto do mundo. Foi responsável pela Área de Risco Global do Citigroup (Head of Citigroup Global Risk Oversight) e atualmente é responsável (Chief Risk Officer) pela Área de Risco do Royal Bank of Scotland Group.

*Reeleito como Membro do Conselho de Administração da MMX em 30 de abril de 2007 (AGO).*

RAPHAEL HERMETO DE ALMEIDA MAGALHÃES

Advogado formado pela Faculdade de Direito da Pontifícia Universidade Católica do Rio de Janeiro, em 1956. Foi Secretário de Planejamento do Governo Carlos Lacerda, Vice-Governador e Governador em exercício do Estado do Rio de Janeiro, Presidente da Comissão de Desenvolvimento Urbano do Estado da Guanabara - CEDUC, Presidente da Federação Nacional das Empresas de Seguros Privadas, Diretor de Assessoria Especial da Light - Cia de Eletricidade, Vice-Presidente de Planejamento do Grupo Atlântica Boavista de Seguros, Presidente da Comissão de Reformulação da Política Habitacional, Membro da Comissão de Estudos Constitucionais, Ministro de Estado da Previdência e Assistência Social, Secretário de Estado de Cultura do Estado do Rio de Janeiro, Secretário do Estado de Educação e Cultura do Estado do Rio de Janeiro, Secretário Executivo do Conselho Coordenador das Ações Federais no Estado do Rio de Janeiro. É titular do Escritório de Advocacia - R.H. Almeida Magalhães- Advogados, Membro do Conselho Administrativo das empresas Cia. de Seguros da Aliança do Brasil S.A. e Light - Serviços de Eletricidade S.A.

*Reeleito como Membro do Conselho de Administração da MMX em 30 de abril de 2007 (AGO).*

SAMIR ZRAICK (Conselheiro Independente)

O Sr. Samir formou-se em engenharia pela Escola Politécnica da Universidade Católica do Rio de Janeiro em 1964. Obteve o título de mestre em engenharia eletrônica pela Delft University da Holanda em 1966. Posteriormente obteve o título de doutor pela Faculté dês Sciences de l´Université de Paris em 1970. Trabalhou na CVRD como gerente geral de sistemas no período de 1971 a 1975. Foi vice-presidente da Rio Doce América, uma subsidiária americana da CVRD no entre 1975 e 1979. Fez parte do Conselho de Administração e Chairman do Marketing Comittee da Quebec Cartier Mining Co. - QCM, localizada na província do Quebec, Canadá, durante os anos de 1990 a 1999.

*Reeleito Presidente do Comitê de Auditoria da MMX em RCA de 29 de março de 2007 e Membro do Conselho de Administração da MMX em 30 de abril de 2007 (AGO).*

- DIRETORIA

ADRIANO JOSÉ NEGREIROS VAZ NETTO

Diretor responsável pela área administrativa e ambiental. O Sr. Adriano Vaz é bacharel em Economia pela Universidade Cândido Mendes, Mestre em Administração de Empresas com ênfase em Finanças pela Pontifica Universidade Católica do Rio de Janeiro (PUC-Rio) e Mestre em Administração de Empresas com ênfase em Marketing pela COPPEAD/UFRJ. O Sr. Vaz concluiu curso de especialização em planejamento estratégico pela University of Michigan, possuindo mais de 15 anos de experiência nos campos de planejamento estratégico e vendas e marketing. Trabalhou para as maiores companhias brasileiras, como Brasil Telecom e o Banco Boavista.

*Reeleito Diretor da MMX em 7 de abril de 2008 (RCA).*

DALTON NOSÉ

Diretor responsável pela área de metalurgia. O Sr. Dalton Nosé é bacharel em engenharia metalúrgica pelo Instituto Mauá de Tecnologia. Antes de juntar-se à MMX, dedicou-se por 20 anos ao Grupo Korf, foi Diretor da Companhia Vale do Rio Doce (CVRD) e Conselheiro em várias empresas nas quais a CVRD tinha participação acionária. É especialista em desenvolvimento de projetos e implantação de novas tecnologias industriais.

*Reeleito Diretor da MMX em 7 de abril de 2008 (RCA).*

JOAQUIM MARTINO FERREIRA

Diretor Geral e responsável pela área de Mineração. O Sr. Joaquim Martino é bacharel em engenharia elétrica pela Pontifícia Universidade Católica de Minas Gerais. Dentre vários programas de especialização concluídos, destacam-se os de Mineração e Tratamento de Minérios, Aplicação de Matérias Primas na Siderurgia e Finanças Corporativas. Possui 27 anos de experiência na implementação e operação de projetos industriais. Ocupou cargos como Superintendente da Mina de Casa de Pedra (CSN), Diretor de Pelotização e Metálicos da Companhia Vale do Rio Doce (CVRD), Diretor da Mina de Carajás e do Porto de Ponta da Madeira. Foi também membro do Conselho de Administração e de Comitês Técnicos de joint ventures da CVRD como parceiros europeus e asiáticos.

*Reeleito Diretor da MMX em 7 de abril de 2008 (RCA) e eleito Diretor Geral da MMX em 07/04/2008 (RCA).*

JOSÉ LUIZ AMARANTE ARAUJO

Diretor Comercial. Foi diretor da CVRD International e da Rio Doce Manganês. Possui 28 anos de experiência em mineração, principalmente no sistema CVRD, onde

trabalhou durante 23 anos. O Sr. Jose Luiz Amarante é engenheiro de minas pela Escola de Minas de Ouro Preto e pós-graduado pela Escola de Minas de Paris.

*Reeleito Diretor da MMX em 7 de abril de 2008 (RCA).*

NELSON JOSÉ GUITTI GUIMARÃES

Diretor de Relações com Investidores e responsável pela área financeira. O Sr. Nelson Guitti é engenheiro civil pela Universidade Federal do Rio de Janeiro, engenheiro de petróleo pela Universidade Petrobrás e MBA Executivo pela COPPEAD da Universidade Federal do Rio de Janeiro. Acumulou carreira de mais de 23 anos no sistema Petrobrás. Foi Diretor Financeiro da Petrobrás Distribuidora S.A. e Diretor Executivo de Estratégia e Planejamento da Petrobrás Gás S.A. - GASPETRO.

*Reeleito Diretor Financeiro da MMX em 7 de abril de 2008 (RCA) e eleito Diretor de Relações com Investidores em 07/04/2008 (RCA).*

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

## 03.01 - EVENTOS RELATIVOS À DISTRIBUIÇÃO DO CAPITAL

| 1 - EVENTO BASE | 2 - DATA DO EVENTO | 3 - PESSOAS FÍSICAS E JURÍDICAS | 4 - INVESTIDORES INSTITUCIONAIS | 5 - ACORDO DE ACIONISTAS | 6 - AÇÕES PREFER. COM DIREITO A VOTO |
|---|---|---|---|---|---|
| AGE | 07/04/2008 | 0 | 0 | NÃO | NÃO |

| 7 - AÇÕES PREFERENCIAIS COM DIREITO A VOTO | 8 - DATA DO ÚLTIMO ACORDO DE ACIONISTAS |
|---|---|
| | |

AÇÕES EM CIRCULAÇÃO NO MERCADO

| 9 - EXISTEM AÇÕES EM CIRCULAÇÃO | ORDINÁRIAS | | PREFERENCIAIS | | TOTAL | |
|---|---|---|---|---|---|---|
| | 10 - QUANTIDADE (Unidade) | 11 - PERCENTUAL | 12 - QUANTIDADE (Unidade) | 13 - PERCENTUAL | 14 - QUANTIDADE (Unidade) | 15 - PERCENTUAL |
| SIM | 91.612.260 | 32,70 | 0 | 0,00 | 91.612.260 | 32,70 |

16 - AÇÕES PREFERENCIAIS EM CIRCULAÇÃO NO MERCADO

| 1 - CLASSE | 2 - QUANTIDADE (Unidade) | 3 - PERCENTUAL |
|---|---|---|

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

## 03.02 - POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES ORDINÁRIAS E/OU PREFERENCIAIS

| 1 - ITEM | 2 - NOME/RAZÃO SOCIAL | 3 - CPF/CNPJ | 4 - NACIONALIDADE | 5 - UF |
|---|---|---|---|---|
| 002 | EIKE FUHRKEN BATISTA | 664.976.807-30 | BRASILEIRO | MG |
| 997 | AÇÕES EM TESOURARIA | | | |
| 998 | OUTROS | | | |
| 999 | TOTAL | | | |

| 1 - ITEM | 6 - AÇÕES ORDINÁRIAS (Unidades) | 7 - % | 8 - AÇÕES PREFERENCIAIS (Unidades) | 9 - % | 10 - TOTAL DE AÇÕES (Unidades) | 11 - % | 12 - COMP.CAP.SOC. | 13 - PART. NO ACORDO DE ACIONISTAS | 14 - CONTROLADOR |
|---|---|---|---|---|---|---|---|---|---|
| 002 | 181.312.360 | 59,52 | 0 | 0,00 | 181.312.360 | 59,52 | | | SIM |
| 997 | 0 | 0,00 | 0 | 0,00 | 0 | 0,00 | | | |
| 998 | 123.297.480 | 40,48 | 0 | 0,00 | 123.297.480 | 40,48 | | | |
| 999 | 304.609.840 | 100,00 | 0 | 0,00 | 304.609.840 | 100,00 | | | |

| 15/1 - CLASSE | 15/2 - QTD. AÇÕES PREFERENCIAIS (Unidades) | 15/3 - % PREFERENCIAIS |
|---|---|---|
| | | |

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

## 04.01 - COMPOSIÇÃO DO CAPITAL SOCIAL

1 - Data da Última Alteração: 07/04/2008

| 2- ITEM | 3 - ESPÉCIE DAS AÇÕES | 4 - NOMINATIVA OU ESCRITURAL | 5 - VALOR NOMINAL (Reais) | 6 - QTD. DE AÇÕES (Unidades) | 7 - SUBSCRITO (Reais) | 8 - INTEGRALIZADO (Reais) |
|---|---|---|---|---|---|---|
| 01 | ORDINÁRIAS | ESCRITURAL | | 304.609.840 | 1.142.804.167 | 1.142.804.167 |
| 02 | PREFERENCIAIS | | | 0 | 0 | 0 |
| 03 | PREFERENCIAIS CLASSE A | | | 0 | 0 | 0 |
| 04 | PREFERENCIAIS CLASSE B | | | 0 | 0 | 0 |
| 05 | PREFERENCIAIS CLASSE C | | | 0 | 0 | 0 |
| 06 | PREFERENCIAIS CLASSE D | | | 0 | 0 | 0 |
| 07 | PREFERENCIAIS CLASSE E | | | 0 | 0 | 0 |
| 08 | PREFERENCIAIS CLASSE F | | | 0 | 0 | 0 |
| 09 | PREFERENCIAIS CLASSE G | | | 0 | 0 | 0 |
| 10 | PREFERENCIAIS CLASSE H | | | 0 | 0 | 0 |
| 11 | PREFER. OUTRAS CLASSES | | | 0 | 0 | 0 |
| 99 | TOTAIS | | | 304.609.840 | 1.142.804.167 | 1.142.804.167 |

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

## 04.02 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NOS TRÊS ÚLTIMOS ANOS

| 1- ITEM | 2 - DATA DA ALTERAÇÃO | 3 - VALOR DO CAPITAL SOCIAL (Reais) | 4 - VALOR DA ALTERAÇÃO (Reais) | 5 - ORIGEM DA ALTERAÇÃO | 7 - QUANTIDADE DE AÇÕES EMITIDAS (Unidades) | 8 - PREÇO DA AÇÃO NA EMISSÃO (Reais) |
|---|---|---|---|---|---|---|
| 01 | 19/12/2005 | 60.000 | 16.703.012 | Subscrição Particular em Dinheiro | 32.044 | 519,3800000000 |
| 02 | 12/04/2006 | 16.703.012 | 15.209.999 | Subscrição em Bens ou Créditos | 17.170 | 885,8474000000 |
| 03 | 28/04/2006 | 31.913.010 | 8.293.378 | Redução de Capital | 0 | 0,0000000000 |
| 04 | 20/07/2006 | 23.619.632 | 1.029.010.850 | Subscrição Pública | 1.262.590 | 815,0000000000 |
| 05 | 23/08/2006 | 1.052.630.482 | 89.884.720 | Subscrição Pública | 110.288 | 815,0000000000 |
| 06 | 31/08/2007 | 1.142.804.167 | 288.964 | Subscrição Particular em Dinheiro | 14.980 | 19,2900000000 |

**01.01 - IDENTIFICAÇÃO**

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

**04.03 - BONIFICAÇÃO / DESDOBRAMENTO OU GRUPAMENTO DE AÇÕES NOS TRÊS ÚLTIMOS ANOS**

| 1- ITEM | 2 - DATA APROVAÇÃO | 3 - VALOR NOMINAL POR AÇÃO ANTES DA APROVAÇÃO (Reais) | 4 - VALOR NOMINAL POR AÇÃO DEPOIS DA APROVAÇÃO (Reais) | 5 - QUANTIDADE DE AÇÕES ANTES DA APROVAÇÃO (Unidades) | 6 - QUANTIDADE DE AÇÕES DEPOIS DA APROVAÇÃO (Unidades) |
|---|---|---|---|---|---|
| 01 | 28/04/2006 | | | 77.214 | 187.552.806 |
| 92 | 06/07/2006 | | | 187.552.806 | 2.431.000 |
| 93 | 25/01/2007 | | | 3.803.878 | 7.607.756 |
| 94 | 23/07/2007 | | | 7.607.756 | 15.215.512 |
| 95 | 31/08/2007 | | | 15.215.512 | 15.230.492 |
| 96 | 07/04/2008 | | | 15.230.492 | 304.609.840 |

**01.01 - IDENTIFICAÇÃO**

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

**04.04 - CAPITAL SOCIAL AUTORIZADO**

| 1 - QUANTIDADE (Unidades) | 2 - VALOR (Reais) | 3 - DATA DA AUTORIZAÇÃO |
|---|---|---|
| 0 | 50.000.000.000 | 28/04/2006 |

**04.05 - COMPOSIÇÃO DO CAPITAL AUTORIZADO**

| 1- ITEM | 2 - ESPÉCIE | 3 - CLASSE | 4 - QUANTIDADE DE AÇÕES AUTORIZADAS À EMISSÃO (Unidades) |
|---|---|---|---|

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

## 06.03 - DISPOSIÇÕES ESTATUTÁRIAS DO CAPITAL SOCIAL

| 1 - ITEM | 2 - ESPÉCIE DA AÇÃO | 3 - CLASSE DA AÇÃO | 4 - % DO CAPITAL SOCIAL | 5 - CONVERSÍVEL | 6 - CONVERTE EM | 7 - DIREITO A VOTO | 8 - TAG ALONG % | 9 - PRIORIDADE NO REEMBOLSO DE CAPITAL | 17 - OBSERVAÇÃO |
|---|---|---|---|---|---|---|---|---|---|
| 01 | ORDINÁRIA | | 100,00 | NÃO | | PLENO | 100,00 | | |

| 10 - PRÊMIO | 11 - TIPO DE DIVIDENDO | 12 - % DIVIDENDO | 13 - R$/AÇÃO | 14 - CUMULATIVO | 15 - PRIORITÁRIO | 16 - CALCULADO SOBRE |
|---|---|---|---|---|---|---|
| | | 0,00 | 0,00000 | | | |

## 06.04 - MODIFICAÇÃO ESTATUTÁRIA/DIVIDENDO OBRIGATÓRIO

| 1 - DATA DA ÚLTIMA MODIFICAÇÃO DO ESTATUTO | 2 - DIVIDENDO OBRIGATÓRIO (% DO LUCRO) |
|---|---|
| 25/01/2007 | 25,00 |

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

## 07.01 - REMUNERAÇÃO E PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO

| 1 - PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO | 2 - VALOR DA REMUNERAÇÃO GLOBAL DOS ADMINISTRADORES (Reais) | 3 - PERIODICIDADE |
|---|---|---|
| NÃO | 4.000 | MENSAL |

## 07.02 - PARTICIPAÇÕES E CONTRIBUIÇÕES NOS TRÊS ÚLTIMOS ANOS

1 - DATA FINAL DO ÚLTIMO EXERCÍCIO SOCIAL: 31/12/2007

2 - DATA FINAL DO PENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2006

3 - DATA FINAL DO ANTEPENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2005

| 4- ITEM | 5 - DESCRIÇÃO DAS PARTICIPAÇÕES E CONTRIBUIÇÕES | 6 - VALOR DO ÚLTIMO EXERCÍCIO (Reais) | 7 - VALOR DO PENÚLTIMO EXERCÍCIO (Reais) | 8 - VALOR DO ANTEPENÚLTIMO EXERCÍCIO (Reais) |
|---|---|---|---|---|
| 01 | PARTICIPAÇÕES-DEBENTURISTAS | 0 | 0 | 0 |
| 02 | PARTICIPAÇÕES-EMPREGADOS | 0 | 0 | 0 |
| 03 | PARTICIPAÇÕES-ADMINISTRADORES | 0 | 0 | 0 |
| 04 | PARTIC.-PARTES BENEFICIÁRIAS | 0 | 0 | 0 |
| 05 | CONTRIBUIÇÕES FDO. ASSISTÊNCIA | 0 | 0 | 0 |
| 06 | CONTRIBUIÇÕES FDO. PREVIDÊNCIA | 0 | 0 | 0 |
| 07 | OUTRAS CONTRIBUIÇÕES | 0 | 0 | 0 |
| 08 | LUCRO LÍQUIDO NO EXERCÍCIO | 765.603 | 0 | 0 |
| 09 | PREJUÍZO LÍQUIDO NO EXERCÍCIO | 0 | 92.056 | 2.322 |

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

## 07.03 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

| 1- ITEM / 7 - TIPO DE EMPRESA / 11 - INÍCIO PENÚLTIMO EXERCÍCIO SOCIAL | 2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA / 12 - FINAL PENÚLTIMO EXERC. SOCIAL | 13 - QTD. AÇÕES PENÚLTIMO EXERC. SOCIAL (Unidades) | 3 - CNPJ / 8 - INÍCIO ÚLTIMO EXERC. SOCIAL / 14 - INÍCIO ANTEPENÚLT. EXERC. SOCIAL | 4 - CLASSIFICAÇÃO / 9 - FINAL ÚLTIMO EXERC. SOCIAL / 15 - FINAL DO ANTEPENÚLT. EXERC. SOCIAL | 5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA | 6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA / 10 - QTD. AÇÕES ÚLTIMO EXERC. SOCIAL (Unidades) / 16 - QTD. AÇÕES ANTEPENÚLTIMO EXERC. SOCIAL (Unidades) |
|---|---|---|---|---|---|---|
| 01 | MMX MINAS-RIO MINERAÇÃO E LOGÍSTICA LTDA | | 07.366.649/0001-70 | FECHADA CONTROLADA | 70,00 | 70,00 |
| EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | | | 01/01/2007 | 31/12/2007 | | 6.984.513 |
| 01/01/2006 | 31/12/2006 | 5.934.513 | 01/01/2005 | 31/12/2005 | | 10.000 |
| 02 | MMX AMAPÁ MINERAÇÃO LTDA. | | 06.030.747/0001-79 | FECHADA CONTROLADA | 70,00 | 70,00 |
| EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | | | 01/01/2007 | 31/12/2007 | | 140.589.948 |
| 01/01/2006 | 31/12/2006 | 4.639.512 | 01/01/2005 | 31/12/2005 | | 10.000 |
| 03 | MMX CORUMBÁ MINERAÇÃO LTDA. | | 07.557.381/0001-53 | FECHADA CONTROLADA | 70,00 | 70,00 |
| EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | | | 01/01/2007 | 31/12/2007 | | 24.640.000 |
| 01/01/2006 | 31/12/2006 | 10.640.000 | 01/01/2005 | 31/12/2005 | | 10.000 |
| 04 | MMX METÁLICOS CORUMBÁ LTDA. | | 06.129.747/0001-20 | FECHADA CONTROLADA | 99,90 | 99,90 |
| EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | | | 01/01/2007 | 31/12/2007 | | 92.157.425 |
| 01/01/2006 | 31/12/2006 | 10.001 | 01/01/2005 | 31/12/2005 | | 10.000 |
| 05 | IRX MINERAÇÃO LTDA | | 06.863.224/0001-03 | FECHADA CONTROLADA | 80,00 | 80,00 |
| EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | | | 01/01/2007 | 31/12/2007 | | 8.000 |
| 01/01/2006 | 31/12/2006 | 8.000 | | | | 0 |

## 09.01 - BREVE HISTÓRICO DA EMPRESA

A MMX Mineração e Metálicos S.A. ("MMX" ou "Companhia") é uma empresa brasileira que atua, através de suas controladas, nos negócios de exploração e desenvolvimento de operações integradas de mineração, beneficiamento e produção de minério de ferro e insumos para a siderurgia e serviços logísticos.

As operações de mineração e insumos para siderurgia estão organizadas em sistemas integrados independentes denominados Sistema MMX Corumbá, Sistema MMX Amapá, MMX Sudeste (AVX) e Sistema MMX Minas-Rio (coletivamente denominados "Sistemas MMX").

LLX Logística S.A. ("LLX") é o veículo da Companhia para os negócios de logística. A LLX foi criada em março de 2007 com foco no significativo potencial de crescimento de investimentos em infraestrutura e logística no país, prestando serviço para os Sistemas MMX e terceiros, através do desenvolvimento de três complexos portuários na Região Sudeste do Brasil: Porto do Açu, Porto Brasil e Porto Sudeste.

A MMX é listada na Bovespa, no segmento especial do Novo Mercado, sob o código MMXM3. A Companhia integra as carteiras dos Índices de Ações com Governança Corporativa Diferenciada ("IGC"), com Tag Along Diferenciado ("ITAG") e o Índice Brasil ("IBrX-100"). A cotação das ações é unitária e negociada em lote de cem ações.

A Companhia está vinculada à arbitragem na câmara de arbitragem do mercado, conforme cláusula conforme cláusula compromissória constante do seu estatuto social.

O capital da MMX é composto exclusivamente por ações ordinárias, sendo assegurado aos minoritários, conforme Estatuto Social da Companhia, tratamento igualitário àquele dado ao acionista controlador, em caso de alienação de controle (tag along de 100%).

No encerramento de 2007, os papéis da MMX (MMXM3) alcançaram uma valorização de 309%, acumulando uma valorização total desde seu lançamento de 361%. O volume de negócios em 2007 foi de 11.315 operações, representando uma média de 46,2 negócios por dia. O volume financeiro negociado atingiu os R$4,3 bilhões, com volume médio de R$17,4 milhões por dia.

Em 31 de dezembro de 2007 a ação atingiu o preço de R$940,00 e a empresa um valor de mercado de R$14,317 bilhões.O capital social da MMX S.A. em 31 de dezembro de 2007 estava representado por 15.230 mil ações, como resultado de dois desdobramentos ocorridos em janeiro e julho de 2007.

Ao final do 1T08 o free float da MMX alcançou 33,3%, representado por 709 acionistas. A participação de investidores estrangeiros no free float foi de 91% e de 30% no capital total da Companhia.

## 09.01 - BREVE HISTÓRICO DA EMPRESA

A cotação das ações da MMX alcançou R$945,00 em 31 de março de 2008, representando uma valorização de 0,53% nos primeiros três meses de 2008 e 138% em 12 meses. O valor de mercado alcançou R$14,4 bilhões.

No primeiro trimestre de 2008 foram negociadas 3.044 mil ações em 7.366 transações. Os títulos da MMX estiverem presentes em todos os pregões do 1T08, com média diária de 123 negócios, 46% maior ao observado no 4T07, mostrando o aumento da liquidez das ações da Companhia.

Em 7 de abril de 2008, dando continuidade ao programa de desdobramento de suas ações, conforme divulgado no Prospecto referente a Oferta Pública, foi aprovado o terceiro desdobramento de ações, na proporção de 20 novas ações ordinárias em substituição a cada ação existente. O capital social passou a ser representado por 304.610 mil ações.

A MMX possui Global Depositary Receipts – Nível 1 ("GDRs") negociados na Bolsa de Valores de Toronto ("TSX") desde junho de 2007, com o código XMM. Com esta iniciativa, a MMX passou a ser a primeira empresa brasileira a listar na TSX.

Após o desdobramento realizado em abril de 2008, cada ação da MMX, que até então equivalia a 20 GDRs, passou a corresponder a 1 (um) GDR. Em 31 de março de 2008 os GDRs estavam representados por 444 mil ações, 9% do Free float da Companhia.

## 09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

### SETOR DE MINÉRIO DE FERRO

O minério de ferro e seus subprodutos são as principais matérias-primas utilizadas na indústria siderúrgica e, apesar de outros diversos usos, quase toda a produção mundial de minério de ferro é consumida na produção de aço. A demanda por minério de ferro, e, portanto, seu preço, estão diretamente relacionados ao setor siderúrgico mundial, que é fortemente influenciado pelo crescimento econômico mundial. Contudo, devido a uma forte relação com outros componentes industriais, pode ocorrer discrepâncias regionais na demanda por aço, e, conseqüentemente, na demanda por minério de ferro. No período de 2000 a 2007, o crescimento na produção mundial de aço foi de 6,8%, sendo que o crescimento na China alcançou 22%. A forte demanda apresentada pela China e seus efeitos no preços dos produtos foi amplificada devido ao aumento simultâneo nos custos com frete marítimo, levando a aumentos sem precedentes nos preços do minério de ferro e do aço nos últimos anos.

O forte aumento na demanda da China por aço (e, conseqüentemente, por minério de ferro) resultou do forte e consistente crescimento do seu PIB. Devido ao tamanho do território chinês e à infra-estrutura necessária ao desenvolvimento (tais como ferrovias, usinas de energia, prédios e portos), o crescimento econômico causou um aumento nos investimentos de ativos fixos líquidos e na atividade de urbanização. Apesar do crescimento significativo da produção de minério de ferro da China, que aumentou de 237 milhões de toneladas em 1999 para 700 milhões de toneladas em 2007, a expansão não foi suficiente para atender ao forte crescimento de sua demanda. Além disso, a qualidade do minério de ferro chinês é muito inferior ao minério brasileiro ou australiano, o que faz com que a China dependa de fornecimento externo. Dessa forma, a forte demanda chinesa favoreceu o mercado internacional exportador de minério de ferro, elevando os preços internacionais desde 2000, e resultando na expansão da capacidade produtiva mundial, principalmente na Austrália, Índia, Brasil, África do Sul e Suécia.

Os maiores produtores mundiais de minério de ferro são (em milhões de toneladas):

| | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 |
|---|---|---|---|---|---|---|---|---|
| VALE | 130 | 143 | 166 | 196 | 217 | 239 | 274 | 294 |
| Rio Tinto | 115 | 116 | 118 | 134 | 139 | 159 | 179 | 162 |
| BHP Billiton | 79 | 78 | 81 | 90 | 101 | 111 | 115 | 111 |
| Outros | 753 | 707 | 730 | 786 | 910 | 1.021 | 1.192 | 1.333 |
| Mundial | 1.077 | 1.044 | 1.095 | 1.206 | 1.367 | 1.530 | 1.760 | 1.900 |

*Fonte*: AME, Unctad, Tex, Sinferbase.

Apesar do recente aumento na demanda por aço, a China ainda encontra-se nos estágios iniciais de consumo de aço per capita. O consumo de aço na China é de aproximadamente 200 kilogramas per capita, enquanto que no Japão é de 600 kilogramas. Estima-se que consumo per capita aumente com o desenvolvimento da infra-estrutura no país e a elevação dos níveis de renda.

Adicionalmente, outros países apresentam alto índice de crescimento, infra-estrutura em desenvolvimento ou em renovação também estão impulsionando o crescimento do consumo de aço e, conseqüentemente, do minério de ferro.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

## Fornecimento e Demanda

A demanda por minério de ferro continuará a crescer, segundo o *UNCTAD Iron Ore Trust Fund*, o que levará ao aumento da produção. A produção mundial de minério de ferro em 2007 totalizou cerca 1.900 milhões de toneladas, 5% maior que em 2006, refletindo a manutenção do forte ritmo de crescimento, observado desde 2002.

A China aumentou a importação de minério de ferro em 2007 para 383 milhões de toneladas comparado com 326 milhões em 2006, mesmo considerando o aumento da produção de minério de ferro local.

O último projeto *greenfield* significativo desenvolvido nos últimos 20 anos foi realizado pela VALE em Carajás, no Brasil. No entanto, recentemente ocorreu um aumento no nível de investimentos devido a atual demanda da China e ao aumento dos preços do minério de ferro.

Em 2007, o mercado global de minério de ferro continuou tentando suprir o impressionante aumento da produção de aço da China. As três maiores produtoras – VALE, a Rio Tinto e a BHP Billiton – realizaram investimentos recordes para aumentar suas operações durante os últimos anos, visando a suprir o aumento esperado de 10% da demanda por minério de ferro. Os planos de expansão da VALE, Rio Tinto e BHPB representaram um aumento de 30% na produção atual. A participação no mercado transoceânico das três maiores empresas foi de, aproximadamente, 73%, similar ao ano de 2005.

Embora os outros produtores de minério de ferro também estejam investindo em aumento da capacidade de produção, muitos anos serão necessários para que a oferta global alcance a crescente demanda.

| | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|---|---|---|
| | (em milhões de toneladas líquidas) | | | | | | | |
| **Produção mundial** | **1.010** | **1.077** | **1.044** | **1.096** | **1.206** | **1.367** | **1.530** | **1.760** |
| China | 237 | 224 | 217 | 231 | 261 | 336 | 421 | 570 |
| Brasil | 189 | 209 | 210 | 215 | 233 | 255 | 279 | 313 |
| Austrália | 152 | 172 | 181 | 187 | 213 | 234 | 262 | 291 |
| Comunidade dos Estados Independentes | 138 | 157 | 151 | 159 | 172 | 181 | 179 | 183 |
| Índia | 70 | 75 | 79 | 86 | 99 | 122 | 135 | 146 |
| Estados Unidos | 58 | 63 | 46 | 51 | 49 | 55 | 55 | 57 |
| África do Sul | 30 | 34 | 35 | 37 | 38 | 39 | 40 | 41 |
| Europa | 28 | 30 | 28 | 28 | 29 | 31 | 33 | 34 |
| Outros países da América do Sul | 30 | 31 | 30 | 31 | 33 | 35 | 38 | 41 |
| Outros países da América do Norte | 46 | 49 | 38 | 41 | 45 | 40 | 46 | 46 |
| Outros países | 33 | 34 | 30 | 29 | 35 | 39 | 44 | 38 |

## 09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

| | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|---|---|---|
| **Consumo aparente** | **1.003** | **1.068** | **1.038** | **1.075** | **1.199** | **1.371** | **1.521** | **1.747** |
| Europa | 169 | 186 | 163 | 172 | 183 | 189 | 182 | 189 |
| Comunidade dos Estados Independentes | 116 | 130 | 126 | 131 | 141 | 146 | 142 | 150 |
| América do Norte | 96 | 105 | 74 | 81 | 81 | 87 | 83 | 79 |
| América do Sul e Central | 69 | 71 | 75 | 67 | 73 | 75 | 86 | 84 |
| Oriente Médio & África | 37 | 41 | 38 | 40 | 46 | 46 | 48 | 52 |
| Japão | 120 | 132 | 126 | 129 | 132 | 135 | 132 | 139 |
| China | 293 | 294 | 309 | 343 | 409 | 544 | 696 | 895 |
| Outros países asiáticos & Oceania | 104 | 110 | 126 | 112 | 134 | 150 | 152 | 159 |

Fonte: AME, UNCTAD, Tex, Sinferbasee relatórios da Companhia.

Informações recentes de oferta e demanda mostraram que o mercado em 2007 foi mais aquecido do que em 2006. Estima-se que o mercado em 2007 tenha apresentado um deficit mo mercado transoceânico de cerca de 25Mt.

### Preços

Os preços dos minerais e metais sofreram oscilações nos últimos anos, sendo que alguns atingiram altas recordes. A maior parte dos mercados desses produtos operou com baixos níveis de estoque e, em alguns casos, com déficit significativo. Diversos mercados de *commodities* ainda estavam sensíveis às interrupções no fornecimento ou às abruptas mudanças na demanda, em especial da China, o que forçou o aumento nos preços.

De 2006 para 2007, os preços aumentaram, aproximadamente, 9,5%, atingindo US$ 84,7 cents/dmtu (finos Carajás Europa) e de pellets de Tubarão, no Brasil, atingindo US$ 118 cents/dmtu, 5,3% superior a 2006. A tabela abaixo ilustra os preços históricos de uma série de tipos de minério de ferro no Japão e na Europa.

| | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 |
|---|---|---|---|---|---|---|---|---|
| | | | (em termos nominais) | | | | | |
| **Japão (US$ centavos/dmtu)(1)(2) - FOB** | | | | | | | | |
| Materiais não-granulados – Hamersley | 27,4 | 28,5 | 27,8 | 30,3 | 36,0 | 61,7 | 73,5 | 80.4 |
| Granulados de alto forno – Hamersley | 36,3 | 37,4 | 35,6 | 38,7 | 45,9 | 78,8 | 93,7 | 102.7 |
| **Europa (US$ centavos/dmtu) (2) – FOB** | | | | | | | | |
| Carajás materiais não-granulados – VALE | 28,8 | 30,0 | 29,3 | 32,0 | 37,9 | 65,0 | 77,4 | 84.70 |
| Carajás granulados de alto forno – VALE | 33,9 | 35,2 | 34,3 | 37,4 | 44,5 | 79,6 | 94,7 | |
| Pelotas de Tubarão – VALE | 49,2 | 50,1 | 47,4 | 52,0 | 61,9 | 115,5 | 112,0 | 117.9 |

(1) Os preços no Japão se aplicam ao exercício social japonês, ou JFY, de 1º de abril a 31 de março.
(2) Dmtu = unidades de ferro por tonelada métrica
*Fonte*: AME, Vale

O preço do frete dos navios *Capesize* para minério de ferro aumentou 140% em 2007 (referencia frete Tubarão-China), chegando a US$90/ton. Historicamente, o preço do frete é determinado por fatores como custo do combustível, capacidade da frota e o balanço de negociação de mercadorias.

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

## 10.01 - PRODUTOS E SERVIÇOS OFERECIDOS

| 1- ITEM | 2 - PRINCIPAIS PRODUTOS E/OU SERVIÇOS | 3 - % RECEITA LÍQUIDA |
|---|---|---|
| 01 | MINÉRIO DE FERRO | 98,80 |
| 02 | FERROVIA: TRANSPORTE DE PESSOAS E CARGAS | 1,20 |

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

## 10.02 - MATÉRIAS PRIMAS E FORNECEDORES

| 1 - ITEM | 2 - MATÉRIA PRIMA / 7 - NOME DO FORNECEDOR | 8 - TIPO DE FORNECEDOR | 3 - IMPORTAÇÃO | 4 - VALOR DA IMPORTAÇÃO (Reais) | 5 - DISPONÍVEL MERCADO LOCAL | 6 - DISPONÍVEL MERCADO EXTERNO | 9 - % DE FORNECIMENTO SOBRE O TOTAL DAS COMPRAS DA CIA. |
|---|---|---|---|---|---|---|---|
| 01 | MINÉRIO DE FERRO | | NÃO | 0 | SIM | SIM | |
| | FORNECEDORES AVULSOS | NÃO LIGADO | | | | | 0,10 |
| 02 | CARVÃO VEGETAL | | NÃO | 0 | SIM | SIM | |
| | FORNECEDORES AVULSOS | NÃO LIGADO | | | | | 0,10 |
| 03 | CARVÃO MINERAL | | NÃO | 0 | SIM | SIM | |
| | FORNECEDORES AVULSOS | NÃO LIGADO | | | | | 0,10 |
| 04 | COQUE (DE CARVÃO MINERAL) | | NÃO | 0 | SIM | SIM | |
| | FORNECEDORES AVULSOS | NÃO LIGADO | | | | | 0,10 |
| 05 | CALCÁRIO | | NÃO | 0 | SIM | SIM | |
| | FORNECEDORES AVULSOS | NÃO LIGADO | | | | | 0,10 |
| 06 | BENTONITA | | NÃO | 0 | SIM | SIM | |
| | FORNECEDORES AVULSOS | NÃO LIGADO | | | | | 0,10 |
| 07 | SUCATA DE AÇO | | NÃO | 0 | SIM | SIM | |
| | FORNECEDORES AVULSOS | NÃO LIGADO | | | | | 0,10 |

## 11.01 - PROCESSO DE PRODUÇÃO

A MMX Mineração e Metálicos S.A. ("MMX" ou "Companhia") é uma empresa brasileira que atua, através de suas controladas, nos negócios de exploração e desenvolvimento de operações integradas de mineração, beneficiamento e produção de minério de ferro e insumos para a siderurgia e serviços logísticos.

As operações de mineração e insumos para siderurgia estão organizadas em sistemas integrados independentes denominados Sistema MMX Corumbá, Sistema MMX Amapá, MMX Sudeste (AVX) e Sistema MMX Minas-Rio (coletivamente denominados "Sistemas MMX").

A MMX trabalha para o desenvolvimento dos seus projetos visando o cumprimento do cronograma estabelecido.

O Sistema MMX Corumbá compreende uma mina de minério de ferro e planta de beneficiamento, que iniciaram a operação e produção em 2005, e uma planta de ferro-gusa com 2 alto-fornos: o 1° alto-forno iniciou operação comercial em agosto de 2007 e o 2° em janeiro de 2008.

O Sistema Integrado Amapá é formado pela mina e planta de beneficiamento de minério de ferro, pela Estrada de Ferro do Amapá e pelo Porto de Santana. O start up da Planta de Beneficiamento ocorreu em dezembro de 2007, com uma produção de 900 toneladas. A produção atingirá sua capacidade máxima de 6,5 milhões de tonelada/ano em 2009.

O Sistema Minas-Rio compreenderá a produção de minério de ferro, que deverá atingir plena capacidade de 26,5 milhões de toneladas ao ano de finos de pelotização em 2011. O minério será escoado através de um mineroduto de aproximadamente 518 km, que ligará a planta de beneficiamento, a ser construída próxima à mina, ao Porto do Açu (RJ).

O Sistema Sudeste compreende as operações da AVG e da Minerminas, duas mineradoras familiares recém adquiridas, em dezembro de 2007 e março de 2008, respectivamente, e localizadas na região da Serra Azul, em Minas Gerais. A MMX está implementando um plano de ação que visa alcançar melhorias operacionais e o aumento da capacidade de produção para atingir 6,1 milhões de toneladas anuais em 2008. A partir do próximo trimestre o ritmo de produção será aumentado com a implantação de 4 turnos nas operações na AVX, após a aprovação obtida através de acordo coletivo.

### PROCESSO DE LAVRA E BENEFICIAMENTO DE MINÉRIO DE FERRO

O processo de lavra é realizado com equipamento de escavação, que inclui escavadeiras e pás mecânicas, que carregam o produto (*run of mine*) que vão alimentar a usina de beneficiamento. As operações de lavra incluirão a remoção e armazenagem do solo para futura reabilitação do local da mineração.

O minério proveniente da mina (*run of mine*), é alimentado em uma moega, de onde

11.01 - PROCESSO DE PRODUÇÃO

segue para uma grelha, que separa as partículas maiores e envia para a britagem. A britagem é feita em dois ou três estágios, com britadores de mandíbulas (primários); cônicos (secundários ou terciários) ou de impacto (terciários). Estes britadores operam em circuito fechado com peneiras, resultando eventualmente em um produto menor que 32 mm.

O produto é então classificado em frações de diferentes tamanhos: o produto menor que 32 mm e maior que 6,3 mm é denominado granulado ou *lump*, e pode ser carregado diretamente nos fornos de redução para produção de ferro metálico; o produto menor que 6,3 mm e maior que 1,0 mm é denominado *sinter feed*, antes de ser carregado nos fornos de redução. Se for um produto impuro, é submetido a uma concentração (magnética ou gravimétrica), recuperando-se apenas as frações magnéticas ou pesadas. As frações não magnéticas ou leves são descartadas como rejeito.

O produto menor que 1,0 mm e maior que 0,15 mm pode ter dois destinos. Pode fazer parte do *sinter feed*, após concentrado por meios semelhantes aos do produto anterior ou pode ser moído para a produção do quarto produto, o *pellet feed*.

O *pellet feed* é o material menor que 0,15 mm e geralmente maior que 0,01 mm, já que uma fração finíssima, menor que 0,01 mm, constitui as lamas, que são separadas constituindo-se em rejeito. Esse *pellet feed* é concentrado por flutuação, processo que tira proveito das propriedades de hidrofobicidade de alguns reagentes que aderem à superfície do quartzo, fazendo que este acompanhe bolhas de ar que são geradas em um equipamento denominado célula de flotação. Nesse processo as partículas de hematita (óxido de ferro) afundam, constituindo-se em concentrado.

O concentrado fino, ou *pellet feed* será remoído nas usinas de pelotização, onde será aglomerado com bentonita formando pellets que serão queimadas, adquirindo resistência antes de serem enviadas para os fornos de redução.

Os rejeitos grossos maiores que 0,15 mm serão empilhados em áreas especialmente reservadas, que serão posteriormente revegetadas. Os rejeitos mais finos são enviados para as barragens de rejeito, construídas para reter todos os sólidos, propiciando efluentes limpos, sem danos para o meio ambiente.

Toda a água captada e utilizada é tratada para ser devolvida ao seu curso com a mesma qualidade que tinha na captação. A reutilização da água no processo é maximizada para minimizar esses efluentes.

**PROGRAMA FLORESTAL - EUCALIPTO**

O programa visa o desenvolvimento da base florestal própria, que suprirá 100% do carvão necessário à operação de ferro-gusa de forma sustentável e ambientalmente correta. Esta meta será atingida em 2017 e está em linha com o Termo de Compromisso de Conduta assinado com o Ministério Público do Estado do Mato Grosso do Sul em agosto de 2006.

**11.01 - PROCESSO DE PRODUÇÃO**

Todos os parâmetros utilizados na elaboração do projeto florestal seguem a política de meio ambiente da MMX, que prima pela sustentabilidade dos empreendimentos, conciliando desenvolvimento econômico com a preservação da natureza.

Ao final de 2007, o Programa Florestal havia atingido 2.750 hectares plantados, entre aquisição de terras já plantadas e plantio próprio de 1.500 hectares no ano. A Companhia adquiriu, até o momento, 8.780 hectares de terras próprias.

## 11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Investimos fortemente no atendimento ao cliente de forma a melhorar nossa competitividade. Trabalhamos junto aos clientes para compreender seus principais objetivos e adaptar o minério de ferro vendido ao atendimento das necessidades específicas de cada cliente. Para fornecer um produto ideal para a operação dos fornos de nossos clientes, aproveitamos nossas diversas minas de minério de ferro de forma a produzir produtos de ferro variados, com diferentes teores de ferro, sílica e alumínio e propriedades físicas, tais como granulometria.

**Sistema MMX Corumbá**

Em 2007, a MMX assinou contratos de longo prazo (2007-2012) com a Siderar S.A.I.C (Argentina) e Eregli Demir (Turquia). Ademais, está em fase final de negociação com a Lucchini (Itália) para fornecimento firme de minério de ferro até 2011. Outras negociações para fornecimento de lotes de teste de minério de ferro com potenciais clientes também estão em andamento.

A MMX Corumbá Metálicos assinou contrato de fornecimento de longo prazo (2007-2012) com a Cargill, Incorporated ("Cargill"), no início de 2007 na modalidade Take-or-Pay para uma quantidade de aproximadamente 75% da produção total de ferro gusa. A Cargill terá exclusividade na comercialização do ferro-gusa da MMX Corumbá Metálicos, com exceção da América do Sul. A Companhia também está em negociação com a Acindar (Argentina) para o fornecimento de um lote para testes de ferro-gusa em 2008.

O escoamento da produção do Sistema Integrado MMX Corumbá é realizado por barcaças, pela hidrovia Paraguai-Paraná, até os portos de Rosário e San Nicolas, na Argentina.

Visando garantir o escoamento da produção, fechamos contratos de longo prazo com operadores locais de barcaças que nos garantirão capacidade de carregamento de aproximadamente 2,3 milhões de toneladas em 2008, e capacidades crescentes nos anos subseqüentes.

A MMX está realizando estudos buscando alternativas de logística para o escoamento da sua produção que minimizem o impacto do período de seca no sistema fluvial, como a formação de estoques no Porto de Rosário, na Argentina. Uma das alternativas para implementação no médio-longo prazo em estudo é a utilização do Porto Brasil, a ser desenvolvido pela LLX.

**Sistema MMX Amapá**

*Contrato de fornecimento de minério de ferro com a GIIC*

Em março de 2007, a Gulf Industrial Investment Corporation ("GIIC") decidiu aumentar o volume contratado para 13 milhões de toneladas/ano de minério de ferro, ao exercer a opção de adquirir 6,5 milhões de toneladas adicionais.

## 11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

O minério a ser fornecido será originado dos Sistemas Integrados MMX Amapá e MMX Minas-Rio e está amparado por contrato de fornecimento assinado em novembro de 2006.

O Sistema conta com a Estrada de Ferro do Amapá ("EFA") para o escoamento de sua produção de minério de ferro até o Porto de Santana, no Estado do Amapá. Com contrato de concessão por 20 anos, renovável por um prazo adicional de 20 anos, está em operação desde março de 2006.

A MMX Amapá recebeu, em janeiro de 2007, termo de autorização da Agência Nacional de Transportes Aquaviários ("ANTAQ") para a construção e exploração, por tempo indeterminado, de terminal portuário misto de uso privativo, localizado na área portuária do Município de Santana, Estado do Amapá. O Porto de Santana já se encontra em operação, amparado por Licença de Operação Portuária obtida em abril de 2007.

A exportação do minério de ferro será feita por barcaças até um quadro de bóias offshore onde será feito o transbordo para os navios cape-size.

**Sistema MMX Minas-Rio**

O Sistema Minas-Rio compreenderá a produção de minério de ferro, que deverá atingir plena capacidade de 26,5 milhões de toneladas ao ano de finos de pelotização em 2011. O minério será escoado através de um mineroduto de aproximadamente 518 km, que ligará a planta de beneficiamento, a ser construída próxima à mina, ao Porto do Açu (RJ).

O Porto do Açu, localizado no Município de São João da Barra, Estado do Rio de Janeiro, será o centro de escoamento da produção de minério de ferro do Sistema Minas-Rio, operando com navios cape-size. A construção e operação do manejo de minério de ferro serão de responsabilidade da LLX Minas-Rio Logística S.A. ("LLX Minas-Rio"), subsidiária da LLX Logística S.A.

Em junho de 2007, a ANTAQ concedeu autorização para a construção e a exploração, por tempo indeterminado, do complexo portuário privativo de uso misto do Porto do Açu. A licença autoriza tanto a operação de carga própria da Companhia, como carga de terceiros, em conformidade com o plano de negócios inicial da sua controlada LLX Logística.

Em setembro de 2007, foi assinada carta de intenção entre a LLX Minas-Rio e o consórcio ARG-CIVILPORT para as obras de construção offshore do Porto do Açu, dando início a construção do empreendimento.

A Licença Prévia ("LP") para a construção do mineroduto foi concedida em agosto de 2007 pelo Ibama - Instituto Brasileiro de Meio Ambiente e dos Recursos Naturais Renováveis.

## 11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

A concessão da LP representa a aprovação dos estudos de impacto ambiental do mineroduto pelo órgão governamental responsável. O início da construção depende da obtenção da Licença de Instalação. A postura pró-ativa e transparente da Companhia, levando antecipadamente às Comunidades o seu projeto, levam a MMX a reafirmar sua crença na obtenção das licenças exigidas por lei em tempo para cumprir o cronograma de início de produção do Sistema Integrado Minas-Rio.

Em setembro de 2007, contratamos o consórcio formado pela Confab Industrial A.A., Siat S.A. e Marubeni-Itochu Steel Inc. para o fornecimento de aproximadamente 539 km de tubos para a construção do mineroduto. Os tubos serão de aço soldado, com diâmetro de 24 e 26 polegadas.

A Sojitz Corporation, sociedade trading japonesa com atuação mundial, confirmou que irá adquirir, via contratos de fornecimento de longo prazo com a MMX Minas-Rio, o equivalente a 13,2 milhões de toneladas (base úmida) de pellet feed. O minério será entregue no Porto do Açu a preços de mercado. Desta forma, somando-se ao contrato com a GIIC assinado em 2006, a MMX Minas-Rio já conta com um volume contratado de 21,5 milhões de toneladas de pellet feed (base úmida).

As negociações para o fornecimento dos produtos com os atuais e potenciais clientes têm revelado uma forte demanda por pellet feed (finos para pelotização), e levou a Administração da Companhia a postergar em um ano o início de produção da pelotizadora, para 2011.

**Sistema MMX Sudeste**

A MMX Sudeste, que compreende as recém adquiridas AVG e Minerminas, está localizada na área da Serra da Farofa no lineamento da Serra Azul, na porção sudoeste do Quadrilátero Ferrífero no Estado de Minas Gerais. O escoamento da produção se dá por via rodoviária até a malha ferroviária da MRS Logística, e desta, a produção destinada a exportação é realizada através do Porto de Sepetiba no Estado do Rio de Janeiro.

**LLX Logística S.A.**

LLX Logística S.A. ("LLX") é o veículo da Companhia para os negócios de logística. A LLX foi criada em março de 2007 com foco no significativo potencial de crescimento de investimentos em infraestrutura e logística no país, prestando serviço para os Sistemas MMX e terceiros, através do desenvolvimento de três complexos portuários na Região Sudeste do Brasil: Porto do Açu, Porto Brasil e Porto Sudeste.

## 11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

### Minério de Ferro e Ferro-Gusa

O minério de ferro e seus subprodutos são as principais matérias primas utilizadas na produção do aço. Consequentemente, tanto a demanda como o preço do minério de ferro estão diretamente relacionadas ao consumo do aço.

As principais empresas produtoras de minério de ferro no mercado internacional são a Companhia Vale do Rio Doce, a Rio Tinto Corporation e a BHP Billiton.Os principais fatores que afetam a demanda são a qualidade e gama de produtos oferecidos, confiabilidade e custos de transporte.

Os produtores de aço costumam buscar tipos (ou misturas) de minério de ferro que sirvam na produção do produto final da forma mais econômica e eficiente. Os recursos minerais da MMX tem baixo teor de impurezas, que resultará em produtos de qualidade, o que costuma significar custos de transformação mais baixos. Por exemplo, o teor de alumínio do minério de ferro da MMX é muito baixo se comparado ao australiano. Tradicionalmente, Austrália e Brasil são os dois grandes exportadores de minério de ferro, em razão da alta qualidade de suas reservas de minério.

A MMX possui uma política agressiva de marketing para atender ao máximo as necessidades de seus clientes, inclusive colocar pessoal especializado em contato direto com os clientes de forma a determinar a mistura que melhor se adapta a cada cliente. A MMX vende seus produtos no modo FOB (*Free on Board*), ou seja, leva seus produtos até o navio que irá realizar o transporte. De forma geral, o gerenciamento do processo de produção e transporte de minério de ferro para os portos que servem aos Sistemas da MMX ajuda a garantir que seus produtos cheguem aos portos no horário e a custos competitivos.

### Logística

A LLX Logística, constituída na reorganização societária aprovada pelo Conselho de Administração da Companhia no primeiro semestre de 2007, passou a ser a holding das atividades de logística da MMX. A empresa tem administração independente, com foco na busca de novas oportunidades.

Listamos abaixo os principais fatores considerados para a criação da LLX Logística:

- A solidez das bases econômicas dará a sustentação necessária para o próximo ciclo de crescimento no Brasil;

- O comércio terá um papel fundamental nesse processo, aumentando substancialmente a demanda por sistemas de logística;

## 11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

- O Brasil tem um déficit de investimentos em infra-estrutura e oferece excelentes oportunidades de investimentos para empresas desse setor; e

- A segregação de ativos de logística possibilita uma melhor percepção do seu valor, atraindo assim um grupo mais específico de analistas e novos investidores.

A LLX Logística, controlada direta da MMX, possui 70% de participação na LLX Açu Operações Portuárias S.A. ("LLX Açu") e 51% de participação na LLX Minas-Rio. Os outros 49% de participação na LLX Minas-Rio pertencem a Anglo American Participações Ltda., resultado da transação entre a Anglo American e a MMX ocorrida em julho de 2007.

Além do acesso à infra-estrutura marítima que está sendo construída para carregar minério de ferro, a LLX Açu tem o direito de construir infra-estrutura adicional e operar atividades logísticas e de carga para terceiros, mediante pagamento de uma taxa por navio/por tonelada para a LLX Minas-Rio. A LLX Açu terá o direito de expandir o Porto do Açu conforme será acordado de tempos em tempos com a LLX Minas-Rio e terá o direito de realizar operações portuárias no Porto do Açu, sendo que o transporte de minério de ferro terá prioridade de embarque.

O Porto do Açu, com uma retroárea de 7.800 hectares, irá movimentar minério de ferro transportado pelo mineroduto da MMX Minas-Rio, além de outros produtos como aço, carvão, contêineres, granito, etanol, derivados de petróleo e GNL. O Porto Brasil, com uma área total de 1.950 hectares, está sendo projetado para movimentar minério de ferro, contêineres, fertilizantes, produtos agrícolas e produtos líquidos a granel. O Porto Sudeste também está estrategicamente localizado e possui capacidade para abrigar um centro de distribuição e um berço de atracação para navios de minério de ferro.

12.01 - PRINCIPAIS PATENTES, MARCAS COMERCIAIS E FRANQUIAS

## Marcas e Patentes

Depositamos 14 pedidos de registro de marca junto ao INPI, para o nome "MMX", sendo sete pedidos de registro para a marca na forma nominativa e sete na forma mista, todos em nome da MMX Mineração e Metálicos S.A.

## 14.02 - INFORMAÇÕES RECOMENDÁVEIS, MAS NÃO OBRIGATÓRIAS

Visando estabelecer parcerias estratégicas em seus projetos, a MMX criou uma estrutura corporativa na qual ela detém uma participação de 70% no capital de cada subsidiária de mineração e os 30% remanescentes foram destacados para a Centennial Asset, empresa pertencente a Eike Batista.

A MMX buscou parceiros que pudessem agregar valor às suas operações e assim concluiu a venda de 30% da MMX Amapá para a Cleveland Cliffs, maior mineradora de ferro dos Estados Unidos, e, mais recentemente, de 49% da MMX Minas-Rio para a Anglo American, terceira maior companhia de mineração diversificada do mundo. Essas parcerias contribuem com recursos para o desenvolvimento dos projetos, reduzindo as necessidades futuras de capital e trazem expertise em mineração e em tecnologia de minas.

### Recursos e reservas minerais

A MMX divulgou ao longo do 1T08 novos relatórios técnicos dos recursos e reservas minerais da MMX Corumbá, MMX Minas-Rio e da AVG. Os relatórios divulgados seguiram os padrões estabelecidos pelo *Canadian Institute of Mining Metalurgy and Petroleum* (CIM Standards) e pelo documento denominado *National Instrument 43-101 of the Canadian Securities Administrators* (NI 43-101).

O relatório interno de avaliação dos recursos e reservas da MMX Amapá foi emitido em março de 2008 e está em processo de certificação por auditoria independente, em atendimento às exigências da Toronto Stock Exchange, com previsão de divulgação ao mercado no 2T08.

Segue abaixo quadro com os recursos minerais auditados dos sistemas MMX.

| | MMX Minas-Rio Total ( Mt ) | MMX - Corumbá Mina 63 & Urucum NE ( Mt ) | MMX - Amapá* ( Mt ) | AVG ( Mt ) |
|---|---|---|---|---|
| Medidos/ Indicados | 1485,0 | 82,9 | 73,6* | |
| Inferidos | 2305,0 | 46,8 | 104,5* | 98,7 |
| Conceituais | 900,0 | | 150* | |

OBS: Database Dezembro 2007 (AVG), Novembro 2007 (Minas-Rio) e Setembro 2007 (Corumbá).
(*) Database março de 2006 - novo relatório a ser divulgado no 2T08

14.02 - INFORMAÇÕES RECOMENDÁVEIS, MAS NÃO OBRIGATÓRIAS

Nos recursos do Sistema MMX Corumbá estão incluídas as reservas da Mina 63, sendo 4,3 milhões de toneladas de reservas provadas e 29,4 milhões de toneladas de reservas prováveis.

**Eike Batista e Anglo American Celebram Contrato de Compra e Venda de Ações**

Sr. Eike Batista, acionista controlador da MMX, certos administradores da MMX e a Anglo American Participações em Mineração Ltda. ("Anglo American Participações"), uma subsidiária integral da Anglo American plc, celebraram em 31 de março de 2008 Contrato de Compra e Venda de Ações por meio do qual a Anglo American Participações concordou em adquirir, e o Sr. Eike Batista e certos administradores da MMX concordaram em vender, ações ordinárias representativas de aproximadamente 63,47% do capital social da IronX Mineração S.A. ("IronX").

A IronX é sociedade por ações atualmente em processo de abertura de capital perante a CVM – Comissão de Valores Mobiliários, a qual será a titular, após a finalização de operação de reestruturação da MMX, de 51% do capital social da MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio") e de 70% da MMX Amapá Mineração Ltda. ("MMX Amapá"). A Anglo American Participações atualmente detém indiretamente participação de 49% na MMX Minas-Rio e, igualmente, de 49% na LLX Minas-Rio Logística Comercial Exportadora S.A. ("LLX Minas-Rio") – sendo que os 51% restantes do capital da LLX Minas-Rio permanecerão com a LLX Logística S.A. ("LLX"). A Operação de Reestruturação envolverá, ainda, a transferência em favor da IronX de 100% (cem por cento) das quotas representativas do capital social da MMX Metálicos Amapá Ltda. e da Bay Service Serviços Portuários Ltda.

Além de outras condições costumeiras em operações dessa natureza, para efetivação da operação de reestruturação, a IronX, a LLX e a MMX deverão obter as competentes aprovações de seus acionistas em assembléia, convocada nos termos da Lei e das normas da CVM. A operação de aquisição está sujeita, por sua vez, à obtenção de registro junto à CVM da Oferta de Tag-Along e à sua realização pela Anglo American Participações. A operação será notificada aos órgãos competentes da defesa da concorrência, sendo que a MMX, a IronX e a LLX manterão seus acionistas e o mercado oportuna e adequadamente informados sobre todas as etapas até a conclusão.

Informações sobre a Operação de Reestruturação e a de Aquisição, a Oferta Pública por Alienação e Controle, assim como a continuidade das operações da MMX e LLX como companhias abertas, listadas no Novo Mercado da Bovespa, podem ser encontradas na íntegra do Fato Relevante, disponível na seção de Relações com Investidores do website da MMX: www.mmx.com.br.

**Principais Deliberações da Reunião de Cisão Parcial da MMX**

**14.02 - INFORMAÇÕES RECOMENDÁVEIS, MAS NÃO OBRIGATÓRIAS**

O Conselho de Administração da MMX em Reunião realizada dia 7 de abril de 2008, na sede social da Companhia, deliberou o seguinte:

- ✓ Ratificar a assinatura, pela Companhia, do documento ("Indemnities Agreement") celebrado com a LLX Logística, IronX e Anglo American em 31 de março de 2008.
- ✓ Aprovar o Protocolo e Justificação de Cisão Parcial da Companhia, com Versão das Parcelas Cindidas do seu Patrimônio Líquido para a IronX e para a LLX Logística, também firmado naquela data.
- ✓ Aprovar o Laudo de Avaliação das parcelas do patrimônio líquido da Companhia a serem vertidas para a IronX e para a LLX Logística, elaborado pela KPMG Auditores Independentes.
- ✓ Aprovar a convocação da Assembléia Geral Extraordinária para deliberar sobre a cisão parcial da Companhia (o que ocorrerá oportunamente).
- ✓ Tomar conhecimento da renúncia dos Diretores Luiz Rodolfo Landim Machado e Paulo Carvalho de Gouvêa. os quais em seguida foram indicados para membros do Conselho de Administração da Companhia, devendo tais indicações ser submetidas a aprovação dos acionistas da Companhia reunidos em Assembléia.
- ✓ Eleger o Diretor Joaquim Martino Ferreira, para o cargo de Diretor Geral.
- ✓ Eleger o Diretor Financeiro Nelson José Guitti Guimarães para o cargo de Diretor de Relações com Investidores.
- ✓ Aprovar a reeleição dos membros da Diretoria da Companhia, os quais devem servir por um período de 1 ano - Eike Fuhrken Batista para o cargo de Diretor Presidente; Joaquim Martino Ferreira para o cargo de Diretor Geral e de Mineração; Adriano José Negreiros Vaz Netto para o cargo de Diretor; Dalton Nosé para o cargo de Diretor; José Luiz Amarante Araújo para o cargo de Diretor Comercial e Nelson José Guitti Guimarães para o cargo de Diretor Financeiro e de Relações com Investidores.

**Informações sobre a Proposta de Cisão Parcial da MMX**

Em 8 de abril a MMX informou, através de Fato Relevante, que a Administração da Companhia submeterá à deliberação de seus acionistas, em Assembléia Geral Extraordinária, a cisão parcial da Companhia, com versão de parcelas de seu patrimônio à IronX Mineração S.A. e a LLX Logistica S.A., sociedades por ações atualmente em processo de abertura de capital.

Os objetivos e benefícios da Cisão Parcial, o Direito de Recesso, assim como outras informações estão explicadas na íntegra do documento, disponível na seção de RI do website da Companhia.

## 14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

# 1. ACIONISTAS COM MAIS DE 5% DAS AÇÕES DE CADA ESPÉCIE E CLASSE

| POSIÇÃO ACIONÁRIA DOS DETENTORES DE MAIS DE 5% DAS AÇÕES DE CADA ESPÉCIE E CLASSE DA COMPANHIA, ATÉ O NÍVEL DE PESSOA FÍSICA | | | | | | |
|---|---|---|---|---|---|---|
| Companhia: MMX MINERAÇÃO E METÁLICOS S.A. | | | | | Posição em 31/12/2007 (Em Unidades) | |
| Acionista | Ações Ordinárias | | Ações Preferenciais | | Total | |
| | Qde | % | Qde | % | Qde | % |
| Eike Furhken Batista | 9.066.690 | 59,53 | - | - | 9.066.690 | 59.53 |
| Outros | 6.163.802 | 40,47 | | | 6.163.802 | 40,47 |
| | | | | | | |
| **Total** | **15.230.492** | **100,00** | - | - | **15.230.492** | **100,00** |

| POSIÇÃO ACIONÁRIA DOS DETENTORES DE MAIS DE 5% DAS AÇÕES DE CADA ESPÉCIE E CLASSE DA COMPANHIA, ATÉ O NÍVEL DE PESSOA FÍSICA | | | | | | |
|---|---|---|---|---|---|---|
| Companhia: MMX MINERAÇÃO E METÁLICOS S.A. | | | | | Posição em 30/04/2008 (Em Unidades) | |
| Acionista | Ações Ordinárias | | Ações Preferenciais | | Total | |
| | Qde | % | Qde | % | Qde | % |
| Eike Furhken Batista | 181.312.360 | 59,53 | - | - | 181.312.360 | 59,53 |
| Outros | 123.297.480 | 40,47 | | | 123.297.480 | 40,47 |
| | | | | | | |
| **Total** | **304.609.840** | **100,00** | - | - | **304.609.840** | **100,00** |

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

## 2. POSIÇÃO DOS CONTROLADORES, ADMINISTRADORES E OUTROS ACIONISTAS

POSIÇÃO ACIONÁRIA CONSOLIDADA DOS CONTROLADORES

E ADMINISTRADORES E OUTROS ACIONISTAS

Posição em 31/12/2007

| *Acionista* | Quantidade de Ações Ordinárias (Em Unidades) | % | Quantidade de Ações Preferenciais (Em Unidades) | % | Quantidade Total de Ações (Em Unidades) | % |
|---|---|---|---|---|---|---|
| **Controlador** | 9.409.354 | 61,8 | - | - | 9.409.354 | 61,8 |
| | | | | | | |
| **Administradores** | | | | | | |
| Conselho de Administração | 104.084 | 0,7 | - | | 104.084 | 0,7 |
| Diretoria | 159.976 | 1,1 | - | | 159.976 | 1,1 |
| | | | | | | |
| **Conselho Fiscal** | - | | - | | - | |
| | | | | | | |
| **Ações em Tesouraria** | - | | - | | - | |
| | | | | | | |
| **Outros Acionistas** | 5.557.078 | 36,4 | - | - | 5.557.078 | 36,4 |
| | | | | | | |
| **Total** | **15.230.492** | **100** | - | - | **15.230.492** | **100** |

Obs.: A Companhia não possui Conselho Fiscal instituído.

## 14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

**POSIÇÃO ACIONÁRIA CONSOLIDADA DOS CONTROLADORES**

**E ADMINISTRADORES E OUTROS ACIONISTAS**

**Posição em 30/04/2008**

| *Acionista* | Quantidade de Ações Ordinárias (Em Unidades) | % | Quantidade de Ações Preferenciais (Em Unidades) | % | Quantidade Total de Ações (Em Unidades) | % |
|---|---|---|---|---|---|---|
| **Controlador** | 188.015.720 | 61,7 | | | 188.015.720 | 61,7 |
| | | | | | | |
| **Administradores** | | | | | | |
| Conselho de Administração | 2.081.680 | 0,7 | | | 2.081.680 | 0,7 |
| Diretoria | 3.199.520 | 1,1 | - | | 3.199.520 | 1,1 |
| | | | | | | |
| **Conselho Fiscal** | - | | - | | - | |
| | | | | | | |
| **Ações em Tesouraria** | - | | - | | - | |
| | | | | | | |
| **Outros Acionistas** | 111.312.920 | 36,5 | - | - | 111.312.920 | 36,5 |
| | | | | | | |
| **Total** | **304.609.840** | **100** | | | **304.609.840** | **100** |

Obs.: A Companhia não possuía Conselho Fiscal instituído.

## 3. A COMPANHIA ESTÁ VINCULADA À ARBITRAGEM NA CÂMARA DE ARBITRAGEM DO MERCADO, CONFORME CLÁUSULA COMPROMISSÓRIA CONSTANTE DO SEU ESTATUTO SOCIAL.

14.05 - PROJETOS DE INVESTIMENTO

**Investimentos**

A MMX deu prosseguimento ao plano de desenvolvimento de seus diversos projetos visando o cumprimento do cronograma de execução estabelecido. O total de investimentos em imobilizado e diferido requeridos no 1T08 para os diversos projetos da MMX foi de R$487 milhões, sendo de R$1,9 bilhão o total investido até o momento.

Do total do 1T08, destacam-se o desenvolvimento dos projetos Minas-Rio, Amapá e LLX, que consumiram R$279 milhões, R$111 milhões e R$68 milhões, respectivamente.

**Investimento Acumulado em Imobilizado e Diferido (R$ MM)**


776
885
187
465
326
334
22
37
88
156
22
31
1.420
1.908
Amapá
Minas-Rio
Corumbá
AVX
LLX
Outras
Total
4T07
1T08

Os investimentos totais para o Sistema Amapá foram estimados em R$898 milhões, o que contempla o aprimoramento da planta de beneficiamento. Deste total, até R$580 milhões são objeto de uma linha de crédito de repasse do BNDES além de linhas de Pré-Pagamento de Exportação de Longo Prazo, sendo US$50 milhões junto ao ABC Brasil e US$20 milhões junto ao Itaú BBA.

Na MMX Metálicos Amapá Ltda. ("MMX Metálicos Amapá"), a Companhia está reavaliando o projeto inicial previsto para o Sistema, visando a otimização e futura economia de escala.

O primeiro ponto definido é a construção de um único forno a coque para a planta de gusa, com capacidade de 2 milhões de toneladas mantida, em substituição aos dez mini-fornos do projeto inicial. O início das operações foi postergado para meados de 2010.

Com referencia aos investimentos para o desenvolvimento do Sistema Minas-Rio, a Companhia recebeu em junho de 2007 comunicação formal do Comitê de Enquadramento e Crédito do Banco Nacional de Desenvolvimento Econômico e Social ("BNDES")

reconhecendo o enquadramento do Sistema Minas-Rio para fins de financiamento pela instituição. A aprovação pela Diretoria do BNDES ocorreu em dezembro de 2007, para um montante de R$3,3 bilhões, sendo 50% direto e 50% indireto nas condições de "Project Finance".

Em setembro de 2007, a LLX Logística e o Ontario Teachers' Pension Plan Board ("OTPP"), fundo de pensão de origem canadense, firmaram contrato definitivo para a subscrição e aquisição, pela OTPP, de 15% das ações de emissão da LLX, sob a forma de ações preferenciais, pelo valor de US$185 milhões. A transação atribui um valor de aproximadamente US$1,23 bilhão ao total da LLX Logística.

Os recursos serão utilizados para desenvolver as atividades portuárias não relacionadas ao minério de ferro e desenvolver um complexo industrial na retroárea do Porto do Açu. O investimento também será voltado para custear o desenvolvimento do Porto Brasil, no Estado de São Paulo, e do Porto Sudeste, no Estado do Rio de Janeiro.

Em novembro de 2007, a LLX Logística firmou mandato de financiamento com o Banco Bradesco ("Bradesco"), com garantia firme, no montante total de US$750 milhões, compreendendo uma linha de empréstimo-ponte de US$300 milhões e linhas de financiamento de longo prazo no valor de até US$750 milhões que deverão ser originadas principalmente por meio de repasses de recursos provenientes do BNDES com prazo estimado de até 13 anos. Além disso, o Bradesco se comprometeu a empreender melhores esforços para sindicalizar quantia adicional aproximada de US$1,1 bilhão.

Todos os termos e condições do financiamento de longo prazo serão objeto de análise prévia pelo BNDES, sendo certo que a consumação das operações está sujeita às condições detalhadas no Mandato e costumeiras a este tipo de negócio.

As linhas de financiamento de longo prazo estão estruturadas sob a modalidade de project finance, com garantia corporativa restrita à entrada em operação comercial dos projetos das subsidiárias da LLX. A MMX não prestará garantia aos financiamentos.

As receitas da Companhia, em sua maior parcela, são geradas em dólares norte-americanos e a maior parte de suas necessidades de investimento de capital (CAPEX), de dívida e de custos operacionais (OPEX) é em reais. Como estratégia para prevenção e redução dos efeitos da flutuação da taxa de câmbio, a Administração adota a política de manter derivativos, através de operações a termo de moeda, ativos em reais e passivos em dólares, todas registradas na CETIP.

### Aquisições

Em dezembro de 2007, a Companhia, através de sua controlada AVX, concluiu a aquisição de 100% das ações de emissão da AVG, pelo valor total de US$224 milhões, a ser pago em 5 parcelas anuais. O preço de compra poderá ser acrescido, ainda, de uma

**14.05 - PROJETOS DE INVESTIMENTO**

parcela variável de até US$50 milhões, condicionada ao licenciamento ambiental de certos direitos minerários de propriedade da AVG, o que poderá ampliar a base de suas reservas minerais lavráveis.

No 1T08 a Companhia, por meio de sua subsidiária direta MMX Sudeste (ex AVX Mineração e Participações Ltda.), concluiu a operação de aquisição da totalidade de quotas da Minerminas – Mineradora Minas Gerais Ltda. por US$125 milhões, com pagamento em sete parcelas semestrais consecutivas.

Com esta aquisição a MMX espera que as operações integradas da AVG e Minerminas alcancem a produção de 6,1 milhões de toneladas de minério de ferro em 2008 e 6,6 milhões em 2009. Nesse contexto, a Companhia aprovou investimentos da ordem de US$40,1 milhões em benfeitorias nesses 2 anos, que isoladamente permitirão a AVX alcançar a produção de 8 milhões de toneladas em 2010.

## 15.01 - PROBLEMAS AMBIENTAIS

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

## Transações com partes relacionadas

| | Controladora | | | |
|---|---|---|---|---|
| | Contas a receber | | Contas a pagar | |
| | 2007 | 2006 | 2007 | 2006 |
| MMX Amapá | 145.009 | 74.012 | - | - |
| MMX Minas-Rio | 4.936 | 45.876 | 44 | - |
| MMX Metálicos Corumbá | 25.791 | 904 | 638 | - |
| MMX Corumbá | 61.690 | 27.036 | - | - |
| MMX Logística Amapá | 1.627 | 15.532 | - | - |
| MMX Metálicos Amapá | 10.325 | - | - | - |
| MMX Comercial Exportadora | 18.789 | - | - | - |
| LLX Logística | 3.634 | - | - | - |
| LLX Açu | 33.795 | - | - | - |
| LLX Minas-Rio | 178 | - | - | - |
| Bay Service | 4.829 | - | - | - |
| Bahia Ferro | 10 | - | - | - |
| AVX | 5.804 | - | - | - |
| | 316.417 | 163.360 | 682 | - |

| | Consolidado | | | |
|---|---|---|---|---|
| | Contas a receber | | Contas a pagar | |
| | 2007 | 2006 | 2007 | 2006 |
| LLX Logística | 357 | - | - | - |
| MMX Metálicos Corumbá | 850 | - | - | - |
| AVG | 3.242 | - | - | - |
| | 4.449 | - | - | - |

O saldo correspondente a 31 de dezembro de 2006 foi reclassificado para o ativo não circulante para permitir a comparabilidade das demonstrações financeiras.

Os principais saldos de ativos em 31 de dezembro de 2007 e 2006, bem como as transações que influenciaram o resultado do exercício, relativos a operações com partes relacionadas, decorrem de

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

transações da Companhia com suas controladas diretas e indiretas, as quais foram realizadas em condições usuais de mercado para os respectivos tipos de operações.

## Empréstimos e financiamentos

| Instituições | Garantias | Vigência | Consolidado 2007 | 2006 |
|---|---|---|---|---|
| MMX: | | | | |
| Leasing aeronave | Avalista/Coobrigado: Eike Fuhrken Batista | 1/7/2016 | 8.457 | - |
| Banco ABN AMRO Real S.A. | Avalista/Coobrigado: Eike Fuhrken Batista | 16/3/2007 | - | 10.130 |
| MMX Minas-Rio: | | | | |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 21/7/2008 | 5.871 | 13.897 |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 24/7/2008 | 10.840 | 25.655 |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 16/9/2008 | 7.227 | 17.104 |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 15/7/2008 | 4.517 | 10.690 |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 10/9/2008 | 4.517 | 10.690 |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 18/11/2008 | 3.161 | 7.483 |
| Banco Itaú BBA S.A. | Aval da MMX | 6/9/2007 | - | 8.552 |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 22/1/2008 | 4.517 | - |
| Unibanco S.A. | Interveniente: Eike Fuhrken Batista | 28/6/2007 | - | 10.690 |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 25/2/2008 | 7.679 | - |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 18/4/2008 | 5.872 | - |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 23/6/2008 | 9.033 | - |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 28/6/2007 | - | 10.690 |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 2/1/2007 | - | 2.383 |
| Banco Itaú BBA S.A. | Aval da MMX | 24/3/2008 | 903 | 2.138 |
| Banco Itaú BBA S.A. | Aval da MMX | 6/9/2007 | - | 5.345 |
| | | | 64.137 | 125.317 |
| MMX Amapá: | | | | |
| Banco Itaú BBA S.A. | Aval da MMX | 24/7/2007 | - | 10.690 |
| Banco Itaú BBA S.A. | Aval da MMX/Centennial Asset Part Amapá | 29/1/2008 | 82.684 | - |
| Banco Itaú BBA S.A. | Aval da MMX/Centennial Asset Part Amapá | 29/1/2008 | 141.704 | - |
| Banco Itaú BBA S.A. | Aval da MMX/Centennial Asset Part Amapá | 26/11/2014 | 35.426 | - |
| Banco ABC Brasil S.A. | Aval da MMX/Centennial Asset Part Amapá | 26/11/2014 | 88.565 | - |
| Banco Itaú BBA S.A. | Aval da MMX/Centennial /Dir. Min./Penhor equip. | 29/10/2015 | 202.614 | - |
| | | | 550.993 | 10.690 |
| MMX Logística do Amapá: | | | | |
| Banco Itaú BBA S.A. | Aval da MMX/Centennial /Dir. Min./Penhor equip | 15/10/2015 | 21.785 | - |
| MMX Comercial Exportadora: | | | | |
| Banco Fibra | Aval da MMX | 16/06/2008 | 5.313 | - |
| MMX Metálicos: | | | | |
| Leasing aeronave | Avalista/coobrigado: Eike Fuhrken Batista | 1/7/2016 | - | 11.112 |
| Credit Suisse S.A. | Cash colateral | 4/9/2007 | - | 106.900 |
| Banco Votorantim S.A. | Aval da MMX | 28/2/2008 | 5.314 | - |
| Banco Votorantim S.A. | Aval da MMX | 5/3/2008 | 44.283 | - |
| Banco Santander Banespa | Aval da MMX | 24/3/2008 | 17.713 | - |
| Banco Bradesco S.A. | Aval da MMX | 20/6/2008 | 17.713 | - |
| Banco Votorantim S.A. | Aval da MMX | 30/6/2008 | 23.027 | - |
| Banco Votorantim S.A. | Aval da MMX | 18/7/2008 | 14.170 | - |
| Banco Votorantim S.A. | Aval da MMX | 7/8/2008 | 17.713 | - |

## 17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

| Instituições | Garantias | Vigência | Consolidado 2007 | Consolidado 2006 |
|---|---|---|---|---|
| Banco Votorantim S.A. | Aval da MMX | 11/8/2008 | 26.569 | - |
| Banco Bradesco S.A. | Aval da MMX | 11/8/2008 | 53.139 | - |
| | | | 219.641 | 118.012 |
| MMX Corumbá: | | | | |
| Banco Unibanco S.A. | Avalista/Coobrigado: Eike Fuhrken Batista | 4/9/2008 | 21.256 | 25.655 |
| Banco ABC Brasil S.A. | Avalista/Coobrigado: Eike Fuhrken Batista | 19/10/2007 | - | 10.690 |
| Banco Itaú BBA S.A. BNDES | Avalista/Coobrigado: Eike Fuhrken Batista | 15/10/2010 | 1.780 | 2.279 |
| Banco Itaú BBA S.A | Aval da MMX | 11/6/2007 | - | 10.691 |
| Banco Itaú BBA S.A | Aval da MMX | 22/6/2007 | - | 8.552 |
| Banco Votorantim S.A. | Aval da MMX | 13/6/2008 | 7.085 | 4.276 |
| Banco Votorantim S.A. | Aval da MMX | 7/8/2008 | 8.857 | 6.414 |
| Banco Votorantim S.A. | Aval da MMX | 5/9/2008 | 8.857 | 10.690 |
| BNDES | Avalista/Coobrigado: Eike Fuhrken Batista | 15/3/2010 | - | 838 |
| BNDES | Avalista/Coobrigado: Eike Fuhrken Batista | 15/8/2010 | 6.506 | 8.550 |
| BNDES | Avalista/Coobrigado: Eike Fuhrken Batista | 16/8/2010 | 1.143 | 1.508 |
| Citibank | Aval da MMX | 19/11/2007 | - | 21.380 |
| Banco Santander Banespa | Aval da MMX | 14/1/2008 | 8.898 | - |
| Banco Santander Banespa | Aval da MMX | 1/2/2008 | 8.898 | - |
| Banco Santander Banespa | Aval da MMX | 29/2/2008 | 17.795 | - |
| Banco Santander Banespa | Aval da MMX | 10/3/2008 | 8.898 | - |
| Banco Votorantim S.A. | Aval da MMX | 18/3/2008 | 15.942 | - |
| Banco Bradesco S.A. | Aval da MMX | 4/4/2008 | 12.399 | - |
| Banco Bradesco S.A. | Aval da MMX | 14/4/2008 | 23.027 | - |
| Banco Safra | Aval da MMX | 19/5/2008 | 8.857 | - |
| Banco BBM | Aval da MMX | 16//5/2007 | - | 7.484 |
| | | | 160.198 | 119.007 |
| AVG: | | | | |
| Banco Bradesco S.A. - Financ. | Penhor equipamento | 25/10/2008 | 147 | - |
| Banco Finasa S.A. - Financ | Penhor equipamento | 1/6/2008 | 30 | - |
| Bradesco Finame BNDES | Penhor equipamento | 15/7/2009 | 1.202 | - |
| Bradesco S.A. - ACC | | 4/1/2008 | 10.500 | - |
| | | | 11.879 | - |
| **Principal** | | | 1.042.403 | 383.156 |
| **Juros incorridos curto prazo** | | | 47.736 | 4.716 |
| | | | 1.090.139 | 387.872 |
| **Circulante** | | | 701.900 | 256.369 |
| **Não circulante** | | | 388.239 | 131.503 |

## 17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

As parcelas classificadas no passivo não circulante têm o seguinte cronograma de pagamento:

| Ano de Vencimento | Controladora 2007 | Consolidado 2007 |
|---|---|---|
| 2008 | - | - |
| 2009 | 1.050 | 16.808 |
| 2010 | 1.050 | 56.702 |
| 2011 | 1.050 | 68.852 |
| 2012 até o último ano | 4.759 | 245.877 |
| | 7.909 | 388.239 |

Os financiamentos em moeda nacional incidem: (i) juros fixos de 12,60% a.a.; e (ii) juros variáveis com base na TJLP e na Cesta de Moedas, acrescidos de juros fixos de 3,90% a 5,60% a.a.

Os financiamentos em moeda estrangeira incidem: (i) variação cambial em dólares norte-americanos acrescidos de juros fixos de 5,90% a 9,84% a.a.; e (ii) LIBOR acrescido de juros variando entre 2,95% a 4,10% a.a., e o custo médio do empréstimo em moedas estrangeiras resulta em uma taxa média ponderada de 7,7%a.a. acrescida de variação cambial em dólares norte-americanos.

Em complemento a proposta de assessoria financeira assinada em 27 de dezembro de 2006 e dos contratos de empréstimos assinados em 22 de fevereiro de 2007 com os Bancos Itaú BBA e ABC Brasil, a MMX, através de sua controlada MMX Amapá, obteve no dia 27 de julho de 2007 a Concessão de Colaboração Financeira através de repasse no valor global de R$580.469. Em 26 de novembro de 2007, houve o desembolso de US$70.000 mil para pré-pagamento de exportação, sendo US$50.000 mil pelo ABC Brasil e US$20.000 mil pelo Itaú BBA. Em 19 de dezembro de 2007 houve o primeiro desembolso do repasse de recursos do BNDES, no valor de R$250.000.

A Companhia, através da controlada MMX Minas-Rio dispõe, junto ao Unibanco, de uma linha de crédito no montante de US$400.000 mil pelo prazo de até 144 meses, com 6 meses de carência. Além desta linha própria, o Unibanco atuará como assessor para a contratação de US$1.088.000 mil em linhas adicionais, perfazendo, em conjunto com a linha direta do Unibanco, um total de US$1.488.000 mil. Estas linhas de crédito estão sujeitas a uma série de garantias e *covenants*, incluindo penhor de direitos minerários, penhor dos ativos, entre outras garantias. Para os investimentos iniciais do projeto e obtenção de licenças, o Unibanco liberou uma linha, na modalidade empréstimo-ponte, de US$70.000 mil, totalmente utilizada pela MMX em 31 de dezembro de 2007, e em garantia foi dado o penhor do direito mineral do Processo nº 830.286 do DNPM, de propriedade da controlada MMX Minas-Rio.

## 17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

Em 6 de junho de 2007 o projeto da MMX Minas-Rio, objetivando a implantação de infra-estrutura necessária à exploração das minas de minério de ferro no quadrilátero ferrífero de Minas Gerais, bem como a construção do mineroduto para transporte da polpa de minério de ferro ao terminal portuário de Porto do Açu, teve reconhecido o seu enquadramento para financiamento pelo BNDES, por intermédio de agentes financeiros, com eventual adesão do BNDES ao consórcio de bancos repassadores, que dependerá do atendimento às normas em vigor no BNDES. A aprovação do enquadramento não implica a aprovação de financiamento.

# MMX MINERAÇÃO E METÁLICOS S.A.

## ESTATUTO SOCIAL

## CAPÍTULO I
### Da Denominação, Sede, Objeto e Duração

**Artigo 1°** - A MMX Mineração e Metálicos S.A. é uma sociedade anônima que se rege pelo presente Estatuto, pela Lei n° 6.404, de 15 de dezembro de 1976 ("Lei n° 6.404/76") e pelas demais Leis e Regulamentos que lhe forem aplicáveis.

**Parágrafo Único** – Com a admissão da Companhia no Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA, sujeitam-se a Companhia, seus acionistas, administradores e membros do Conselho Fiscal às disposições do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

**Artigo 2°** - A Companhia tem sua sede e foro na Cidade do Rio de Janeiro, Estado do Rio de Janeiro, à Praia do Flamengo, 154, 5° andar (parte), CEP: 22210-030, podendo criar e manter filiais, agências ou representações, em qualquer localidade do País ou do exterior, mediante resolução da Diretoria, independentemente de autorização do Conselho de Administração ou da Assembléia Geral.

**Artigo 3°** - A Companhia tem por objeto social: (i) a indústria e comércio de minérios em geral, em todo o território nacional e no exterior, compreendendo a pesquisa, exploração, lavra, beneficiamento, industrialização, transporte, exportação e comércio de bens minerais; (ii) a prestação de serviços geológicos; (iii) a importação, exportação, transporte e comércio de produtos minerais, químicos e industriais; (iv) a construção, fabricação e montagem de estruturas metálicas; (v) a fabricação, transformação, comercialização, importação e exportação de produtos siderúrgicos; (vi) a instalação, operação e exploração de usinas integradas ou não integradas de aço, para a produção e comercialização de produtos e subprodutos de ferro e aço; (vii) a construção, operação e exploração de terminais marítimos próprios ou de terceiros, de uso privativo, misto ou público; (viii) a construção, operação e exploração de ferrovias e/ou de tráfego ferroviário próprio ou de terceiros, como concessionário de serviço público ou não; (ix) a prestação de serviços de logística integrada

de transporte de carga; (x) a exportação e importação genérica de bens, equipamentos e produtos; (xi) a geração, importação, exportação e comercialização de energia elétrica, a implantação de usinas de geração elétrica, seja de fonte térmica, hídrica, eólica ou outra, a aquisição e importação de combustível e a implantação da infra-estrutura associada; (xii) o desenvolvimento, exploração, implantação, operação e gerenciamento de projetos de recursos hídricos, o comércio de água, mineral ou industrial, a implantação de logística associada com a comercialização ou entrega de água e a prestação de serviços da indústria de recursos hídricos; (xiii) a participação no capital de outras sociedades nacionais ou internacionais constituídas sob qualquer forma societária e qualquer que seja o objeto social.

**Artigo 4º** - O prazo de duração da Companhia é indeterminado.

## CAPÍTULO II
## Do Capital Social e das Ações

**Artigo 5º** - O capital social, totalmente subscrito e integralizado em moeda corrente nacional e bens, é de R$ 1.142.804.167,04 (um bilhão, cento e quarenta e dois milhões, oitocentos e quatro mil, cento e sessenta e sete reais e quatro centavos), dividido em 304.609.840 (trezentas e quatro milhões, seiscentos e nove mil e oitocentos e quarenta) ações ordinárias escriturais e sem valor nominal.

**Parágrafo 1º** - Cada ação ordinária dá direito a um voto nas deliberações da assembléia geral.

**Parágrafo 2º** - As ações da Companhia são todas escriturais, mantidas em conta de depósito em nome de seus titulares, junto a instituição financeira autorizada pela Comissão de Valores Mobiliários e contratada pela Companhia, podendo ser cobrada do acionista alienante o custo concernente ao serviço de tal transferência, observados os limites máximos fixados pela Comissão de Valores Mobiliários.

**Parágrafo 3º** - É vedado à Companhia emitir ações preferenciais ou partes beneficiárias.

**Parágrafo 4º** - A Companhia poderá emitir debêntures simples ou conversíveis em ações ordinárias, mediante deliberação do Conselho de Administração e, se conversíveis em ações, dentro do limite do capital autorizado.

**Parágrafo 5°** - Os aumentos de capital poderão ser deliberados com a exclusão do direito de preferência dos acionistas à subscrição de novos valores mobiliários emitidos pela Companhia, nas hipóteses previstas no Artigo 172 da Lei nº 6.404/76, sendo certo que tais aumentos poderão ser realizados mediante subscrição pública ou privada de ações, por conversão de debêntures ou outros valores mobiliários ou incorporação de reservas, capitalizando-se os recursos através das modalidades admitidas em lei.

**Parágrafo 6°** - O pagamento dos dividendos e a distribuição de ações provenientes de aumento de capital, quando for o caso, realizar-se-ão no prazo máximo de 30 (trinta) dias, o primeiro, contado da sua declaração, a segunda, contada da publicação da ata respectiva na forma da lei, salvo se a assembléia geral, quanto ao dividendo, determinar que este seja pago em prazo superior, mas no curso do exercício social em que for declarado, e quanto ao aumento de capital, determinar que este seja pago em prazo inferior.

**Parágrafo 7°** - As ações participarão dos dividendos do exercício em que forem emitidas da seguinte forma: (i) as ações subscritas até 30 de junho de cada exercício farão jus aos dividendos integrais do referido exercício social; (ii) as ações subscritas a partir de 1° de julho de cada exercício farão jus a metade dos dividendos distribuídos no referido exercício social.

**Artigo 6°** - A Companhia está autorizada a aumentar o seu capital independentemente de decisão assemblear, até o limite de R$ 50.000.000.000,00 (cinqüenta bilhões de reais), mediante deliberação do Conselho de Administração, que fixará o número de ações ordinárias a serem emitidas, o preço de emissão e as condições de subscrição, integralização e colocação.

**Artigo 7°** - O Conselho de Administração poderá aprovar a emissão de novas ações sem direito de preferência para os antigos acionistas, conforme estabelecido no parágrafo 5° do Artigo 5° deste Estatuto Social.

## CAPÍTULO III
## Da Administração

**Artigo 8°** - A administração da Companhia será exercida pelo Conselho de Administração e executada pela Diretoria, na forma da lei e deste Estatuto Social.

**Parágrafo Primeiro** – A Assembléia Geral dos Acionistas da Companhia, ou o seu Conselho de Administração, dependendo do caso, poderá criar os órgãos técnicos e/ou consultivos, destinados a aconselhar os administradores, que sejam julgados necessários para o perfeito funcionamento da companhia.

**Parágrafo Segundo** – A Assembléia Geral fixará a remuneração dos administradores, observado o disposto nos Artigos 13 e 20 deste Estatuto Social.

## SEÇÃO I
## Do Conselho de Administração

**Artigo 9°** - O Conselho de Administração será composto de, no mínimo, 5 (cinco) membros e, no máximo, 11 (onze) membros, todos acionistas e residentes ou não no país, com a denominação de Conselheiros, eleitos pela Assembléia Geral, com mandato unificado de 1 (um) ano, podendo ser reeleitos. A Assembléia Geral poderá, ainda, nomear até 2 (dois) membros suplentes ao Conselho de Administração, que substituirão eventuais ausências de quaisquer membros titulares do Conselho de Administração, nas reuniões regularmente convocadas.

**Parágrafo 1°** - Os membros do Conselho de Administração, findo o prazo de gestão, permanecerão no exercício dos respectivos cargos, até a eleição e posse dos novos Conselheiros.

**Parágrafo 2°** - Dentre os membros eleitos para o Conselho de Administração, no mínimo 20% deverão ser conselheiros independentes, tal como definidos no Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA, devendo-se indicar esta condição na ata da Assembléia Geral que os eleger.

**Parágrafo 3°** - No caso de ocorrer vacância permanente de membro do Conselho de Administração, o Presidente do Conselho deverá convocar Assembléia Geral para proceder à eleição das vagas faltantes, respeitando-se sempre, o disposto no Parágrafo 2° deste Artigo.

**Parágrafo 4°** - Os membros do Conselho de Administração somente serão investidos nos respectivos cargos, mediante assinatura de termo de posse lavrado no livro de atas do Conselho de Administração, e por meio da assinatura do Termo de Anuência dos Administradores previsto no Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

**Artigo 10** - Imediatamente após a posse de seus membros, o Conselho de Administração elegerá: a) um Presidente, que convocará e presidirá suas reuniões; e b) um Presidente Honorário, que substituirá o Presidente em seus impedimentos e ausências.

**Artigo 11** - O Conselho de Administração reunir-se-á, ordinariamente, 1 (uma) vez por trimestre, e, extraordinariamente, sempre que necessário, mediante convocação do Presidente ou de 2 (dois) membros, ficando dispensada a convocação na hipótese de comparecerem todos os membros.

**Parágrafo 1°** - As reuniões serão convocadas mediante comunicação por escrito, expedida com pelo menos 5 (cinco) dias de antecedência, devendo dela constar o local, data e hora da reunião, bem como, resumidamente, a ordem do dia.

**Parágrafo 2°** - A convocação prevista no parágrafo anterior será dispensada sempre que estiver presente à reunião a totalidade dos membros do Conselho de Administração.

**Parágrafo 3°** - Para que as reuniões do Conselho de Administração possam se instalar e validamente deliberar, será necessária a presença da maioria de seus membros em exercício, dentre eles o Presidente do Conselho ou, em caso de impedimento ou ausência temporária deste, o Presidente Honorário, sendo considerado como presente aquele que tenha enviado seu voto por escrito.

**Parágrafo 4°** - O Conselho de Administração deliberará por maioria dos votos, cabendo ao Presidente do Conselho, ou, em caso de impedimento ou ausência temporária deste, ao Presidente Honorário, o voto de desempate.

**Parágrafo 5°** - A ata de reunião do Conselho de Administração que eleger, destituir, designar ou fixar as atribuições dos Diretores deverá ser arquivada na Junta Comercial do

Estado do Rio de Janeiro e publicada em órgão da imprensa local, adotando-se idêntico procedimento para atos de outra natureza, que devam produzir efeitos perante terceiros, ou quando o Conselho de Administração julgar conveniente.

**Artigo 12** - Em caso de ausência ou impedimento temporário, o Conselheiro ausente ou impedido será substituído, automática e temporariamente, por um dos membros suplentes, que será escolhido pelo Presidente do Conselho.

**Artigo 13** - A remuneração dos membros do Conselho de Administração será global e anualmente fixada pela Assembléia Geral, que homologará, também, quando for o caso, o montante e o percentual da participação que lhes deva caber no lucro, observado o limite disposto no Parágrafo 1° do Artigo 152 da Lei n° 6.404/76. O Presidente do Conselho de Administração distribuirá tal remuneração entre seus membros.

**Artigo 14** - Compete ao Conselho de Administração:

(i) estabelecer os objetivos, a política e a orientação geral dos negócios da Companhia;

(ii) convocar a Assembléia Geral Ordinária e, quando necessária, a Assembléia Geral Extraordinária;

(iii) nomear e destituir os Diretores da Companhia, fixando-lhes atribuições, observado este Estatuto Social;

(iv) manifestar-se previamente sobre o Relatório da Administração, as contas da Diretoria e as demonstrações financeiras do exercício, dentre elas aquelas informações periódicas e eventuais a serem prestadas conforme as Regras da Comissão de Valores Mobiliários – CVM e do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA;

(v) fiscalizar a gestão dos Diretores;

(vi) examinar atos, livros, documentos e contratos da Companhia;

(vii) deliberar a emissão de bônus de subscrição;

(viii) deliberar aumentos do capital social até o limite previsto neste estatuto, fixando as condições de emissão e de colocação das ações;

(ix) deliberar a emissão de debêntures e notas promissórias para subscrição pública;

(x) deliberar sobre a exclusão do direito de preferência dos acionistas à subscrição de novos valores mobiliários emitidos pela Companhia, nas hipóteses previstas pelo artigo 172 da Lei nº 6.404/76;

(xi) submeter à Assembléia Geral o destino a ser dado ao lucro líquido do exercício;

(xii) autorizar a alienação de bens do ativo permanente, a constituição de ônus reais e a prestação de garantias a obrigações de terceiros;

(xiii) escolher e destituir auditores independentes;

(xiv) autorizar a compra de ações da Companhia, para sua permanência em tesouraria ou cancelamento, nos termos da lei e das disposições regulamentares em vigor;

(xv) definir lista tríplice de empresas especializadas para determinação do valor econômico da Companhia para fins das ofertas públicas previstas neste Estatuto; e

(xvi) deliberar sobre os casos omissos neste Estatuto Social.

## SEÇÃO II
## Da Diretoria

**Artigo 15** - A Diretoria é composta de, no mínimo, 2 (dois) diretores e, no máximo, 8 (oito) membros, acionistas ou não, todos residentes no país, eleitos pelo Conselho de Administração.

**Parágrafo 1°** - Observado este Estatuto Social, as atribuições e poderes dos membros da Diretoria serão fixados pelo Conselho de Administração, o qual deverá, obrigatoriamente, designar um Diretor Presidente e um Diretor de Relações com Investidores.

**Parágrafo 2º** - Os membros da Diretoria serão investidos nos respectivos cargos mediante assinatura de termo de posse, lavrado no livro de atas das reuniões da Diretoria, bem como do Termo de Anuência dos Administradores previsto no Regulamento de listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

**Parágrafo 3º** - O prazo de gestão de cada Diretor será de 1 (um) ano, permitida a recondução.

**Parágrafo 4º** - Os Diretores, findo o prazo de gestão, permanecerão no exercício dos respectivos cargos, até a eleição e posse dos novos Diretores.

**Parágrafo 5º** - Ocorrendo vaga no cargo de Diretor, poderá o Conselho de Administração eleger substituto, cujo mandato expirará juntamente com o dos demais Diretores.

**Artigo 16** - Compete à Diretoria exercer a atribuições que a lei, este Estatuto Social e o Conselho de Administração lhe conferirem para a prática de atos, por mais especiais que sejam, desde que em direitos permitidos, necessários ao regular funcionamento da Companhia.

**Artigo 17** - Observado o disposto no Artigo 14 deste Estatuto, compete à Diretoria:

(i) executar os trabalhos que lhe forem determinados pelo Conselho de Administração;

(ii) representar a Companhia, ativa e passivamente, em juízo ou fora deste;

(iii) celebrar contratos, adquirir direitos e assumir obrigações de qualquer natureza, adquirir, alienar ou gravar bens e propriedades, contrair empréstimos e outorgar garantias no interesse da Companhia e suas subsidiárias, abrir e movimentar contas bancárias, emitir e endossar cheques e notas promissórias; emitir e endossar duplicatas e letras de câmbio; endossar 'warrants', conhecimentos de depósito e conhecimentos de embarque; contratar e demitir funcionários; receber e dar quitação, transigir, renunciar direitos, desistir, assinar termos de responsabilidade; praticar todos os atos de gestão necessários à consecução dos objetivos sociais; manifestar o voto da Companhia nas assembléias gerais das empresas da qual a Companhia participe, de acordo com a orientação prévia do Conselho de

Administração; registrar contabilmente todas as operações e transações da Companhia; segurar e manter segurados, adequadamente, por seguradora renomada, todos os ativos da Companhia passíveis de serem segurados;

(iv) elaborar, anualmente, o Relatório da Administração, as contas da Diretoria e as demonstrações financeiras do exercício, dentre elas aquelas informações periódicas e eventuais a serem prestadas conforme o Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA, bem como submeter, após o parecer do Conselho de Administração e do Conselho Fiscal, caso este último esteja em funcionamento, as demonstrações financeiras exigidas por lei e a proposta para a destinação dos resultados do exercício;

(v) preparar anteprojetos de plano de expansão e modernização da Companhia;

(vi) submeter ao Conselho de Administração o orçamento geral e os especiais da Companhia, inclusive os reajustes conjunturais, no decurso dos exercícios anual e plurianual a que os membros se referirem; e

(vii) aprovar e modificar organogramas e regimentos internos.

**Artigo 18** - A representação ativa e passiva da Companhia, em atos, contratos e operações que impliquem em responsabilidade da Companhia compete, privativamente, ao Diretor Presidente, agindo isoladamente, ou a dois Diretores, agindo em conjunto. A Diretoria, no entanto, poderá autorizar que a representação se cumpra por 1 (um) só Diretor, por designação coletiva do órgão.

**Parágrafo Único** - A Companhia será representada por qualquer Diretor, isoladamente, sem as formalidades previstas neste artigo, nos casos de recebimento de citações ou notificações judiciais e na prestação de depoimentos pessoais; representar-se-á, nos casos permitidos em lei, por prepostos nomeados, caso por caso, por via epistolar.

**Artigo 19** - Nos limites de suas atribuições, 2 (dois) Diretores poderão constituir procuradores ou mandatários para, em conjunto com um Diretor ou outro procurador regularmente constituído, na forma estabelecida nos respectivos instrumentos, representar a

Companhia na prática legítima de atos e assunção de obrigações em nome da Companhia. Os mandatos definirão, de modo preciso e completo, os poderes outorgados.

**Parágrafo Único** - Os mandatos serão outorgados, sempre, por prazo determinado, salvo os mandatos judiciais, que poderão ser outorgados por prazo indeterminado.

**Artigo 20** - A remuneração dos Diretores será fixada global e anualmente pela Assembléia Geral, que também fixará, quando for o caso, o montante e o percentual da participação da diretoria no lucro da Companhia, observado o limite disposto no Parágrafo 1° do Artigo 152 da Lei 6.404/76.

**Artigo 21** - A Diretoria reunir-se-á, ordinariamente, pelo menos uma vez por trimestre, e extraordinariamente, sempre que o interesse social da Companhia assim exigir, sendo certo que todas as suas reuniões serão presididas pelo Diretor Presidente ou, na sua ausência, pelo Diretor que na ocasião seja escolhido dentre os presentes.

**Parágrafo 1°** - As reuniões serão sempre convocadas por quaisquer 2 (dois) diretores, ficando dispensada a convocação na hipótese de comparecerem todos os seus membros. Para que possam ser instaladas e validamente deliberar, será necessária a presença da maioria dos diretores que na ocasião estiverem no exercício de seus cargos, ou de dois diretores, se só houver dois diretores em exercício.

**Parágrafo 2°** - As deliberações da Diretoria constarão de atas lavradas no livro próprio e serão tomadas por maioria de votos, cabendo também ao Presidente da reunião, em caso de empate, o voto de desempate.

**Parágrafo 3°** - Nas ausências ou impedimentos temporários de qualquer diretor, este poderá indicar um substituto, ficando o ato sujeito à aprovação da Diretoria. O substituto aprovado exercerá todas as funções, com todos os poderes, inclusive o direito de voto e deveres do diretor substituído.

**Parágrafo 4°** - O substituto poderá ser um dos demais diretores que, neste caso, votará nas reuniões da Diretoria por si e pelo diretor que estiver substituindo.

## CAPÍTULO IV
## Do Conselho Fiscal

**Artigo 22** - A Companhia terá um Conselho Fiscal composto de 3 (três) membros efetivos e igual número de suplentes, o qual funcionará em caráter não permanente.

**Parágrafo 1°** - Os membros do Conselho Fiscal, pessoas naturais, residentes no país, legalmente qualificados, serão eleitos pela Assembléia Geral que deliberar a instalação do órgão, a pedido de acionistas que preencham os requisitos estipulados no parágrafo 2° do artigo 161 da Lei n° 6.404/76, com mandato até a primeira assembléia geral ordinária que se realizar após a eleição.

**Parágrafo 2°** - Os membros do Conselho Fiscal somente farão jus a remuneração que lhe for fixada pela Assembléia Geral, durante o período em que o órgão funcionar e estiverem no efetivo exercício das funções, observado o parágrafo 3° do Artigo 162 da Lei n° 6.404/76 com redação dada pela Lei n° 9.457/97.

**Parágrafo 3°** - Os membros do Conselho Fiscal serão investidos nos respectivos cargos mediante assinatura de termo de posse, lavrado no livro de atas das reuniões do Conselho Fiscal, bem como do Termo de Anuência dos Membros do Conselho Fiscal previsto no Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo - BOVESPA.

**Parágrafo 4°** - O Conselho Fiscal, quando instalado, terá as atribuições previstas em lei, sendo indelegáveis as funções de seus membros.

## CAPÍTULO V
## Das Assembléias Gerais

**Artigo 23** - A Assembléia Geral dos Acionistas, nos termos da lei, reunir-se-á:

a) Ordinariamente nos quatro primeiros meses, depois de findo o exercício social para:

I - tomar as contas dos administradores, examinar, discutir e votar as demonstrações financeiras;

II - eleger o Conselho de Administração nas épocas próprias e o Conselho Fiscal, quando for o caso;

III - deliberar sobre a destinação do lucro líquido do exercício, se houver, e a distribuição de dividendos, quando for o caso; e

IV - fixar a remuneração dos administradores.

b) Extraordinariamente sempre que, mediante convocação legal, os interesses sociais aconselharem ou exigirem a manifestação dos acionistas.

**Artigo 24** - A Assembléia Geral será instalada e dirigida pelo Presidente do Conselho de Administração ou, na sua ausência ou impedimento, instalada por outro Conselheiro e dirigida por um Presidente escolhido pelos Acionistas. O secretário da mesa será de livre escolha do Presidente da Assembléia.

**Artigo 25** - Os anúncios de convocação, publicados na forma e nos termos da lei, conterão, além do local, data e hora da Assembléia, a ordem do dia explicitada e, no caso de reforma do estatuto, a indicação da matéria.

**Artigo 26** - O Edital de Convocação poderá condicionar a presença do acionista na Assembléia Geral ao cumprimento dos requisitos previstos em lei, devendo, para tanto, apresentar documento que comprove sua qualidade de acionista, podendo o depósito de tais documentos ser exigido com 72 (setenta e duas) horas de antecedência do dia marcado para a realização da Assembléia.

**Parágrafo único** - Além das matérias que são de sua competência previstas em lei e no presente Estatuto Social, competirá também à Assembléia Geral Extraordinária aprovar:

I - o cancelamento do registro de Companhia aberta perante a Comissão de Valores Mobiliários - CVM;

II - a saída da Companhia do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA;

III - a escolha da empresa especializada responsável pela determinação do valor econômico da Companhia para fins das ofertas públicas previstas neste Estatuto, dentre as empresas previamente apontadas pelo Conselho de Administração; e

IV – os planos para outorga de opção de compra de ações a administradores e empregados da Companhia e de outras sociedades que sejam controladas direta ou indiretamente pela Companhia, com exclusão do direito de preferência dos acionistas.

## CAPÍTULO VI
## Do Exercício Social

**Artigo 27** – O exercício social terá início em 1° de janeiro e término em 31 de dezembro e obedecerá, quanto às demonstrações financeiras, o Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA e as disposições legais aplicáveis.

**Artigo 28** - Do resultado do exercício, serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda.

**Artigo 29** - O Conselho de Administração apresentará à Assembléia Geral para aprovação proposta sobre a destinação do lucro líquido do exercício que remanescer após as seguintes deduções ou acréscimos, realizadas decrescentemente e nessa ordem:

a) 5% (cinco por cento) para a formação da Reserva Legal, que não excederá de 20% (vinte por cento) do capital social. A constituição da Reserva Legal poderá ser dispensada no exercício em que o saldo dela, acrescido do montante das reservas de capital, exceder a 30% (trinta por cento) do Capital Social;

b) Importância destinada à formação de Reservas para Contingências e reversão das formadas em exercícios anteriores;

c) Montante destinado à constituição da Reserva de Lucros a Realizar;

d) Pagamento do dividendo mínimo obrigatório dos acionistas.

**Parágrafo 1°** - O dividendo mínimo obrigatório a ser distribuído pela Companhia será de 25% (vinte e cinco por cento) do lucro líquido ajustado da Companhia.

**Parágrafo 2°** – As demonstrações financeiras demonstrarão a destinação da totalidade do lucro líquido no pressuposto de sua aprovação pela Assembléia Geral Ordinária, e deverão ser elaboradas com estrita observância do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA e as demais disposições legais aplicáveis.

**Parágrafo 3°** - A Companhia, mediante deliberação do Conselho de Administração, poderá creditar ou pagar aos acionistas juros remuneratórios sobre o capital próprio, observando, para tanto, a legislação aplicável. As importâncias pagas ou creditadas pela Companhia a título de juros sobre o capital próprio poderão ser imputadas, nos termos da legislação aplicável, ao valor dos dividendos obrigatórios.

**Artigo 30** - A Companhia, por deliberação do Conselho de Administração, poderá levantar balanço semestral e declarar dividendos à conta de lucro apurado nesses balanços. O Conselho de Administração poderá declarar dividendos intermediários, à conta de lucros acumulados ou de reservas de lucros existentes no último balanço anual ou semestral.

**Artigo 31** – Prescreve em 3 (três) anos a ação para pleitear dividendos, os quais, não reclamados oportunamente, reverterão em benefício da Companhia.

## CAPÍTULO VII
## Da Alienação de Controle

**Artigo 32** - A alienação do controle da Companhia, tanto por meio de uma única operação, como por meio de operações sucessivas, somente poderá ser contratada, sob a condição, suspensiva ou resolutiva, de que o adquirente se obrigue a efetivar oferta pública de aquisição das demais ações dos outros acionistas da Companhia, observando as condições e prazos previstos na legislação vigente e no Regulamento de Listagem do Novo Mercado, de forma a lhes assegurar tratamento igualitário àquele dado ao acionista controlador

alienante, e observando-se, no mais, os procedimentos estabelecidos pela Bolsa de Valores de São Paulo – BOVESPA e pela Comissão de Valores Mobiliários – CVM.

**Parágrafo único** – A oferta pública referida no caput deste artigo será exigida, ainda, quando houver cessão onerosa de direitos de subscrição de ações e de outros títulos ou direitos relativos a valores mobiliários conversíveis em ações, que venha a resultar na alienação do controle da Companhia, e em caso de alienação de controle de sociedade que detenha o poder de controle da Companhia, sendo que, neste caso, o acionista controlador alienante ficará obrigado a declarar à Bolsa de Valores de São Paulo – BOVESPA o valor atribuído à Companhia nessa alienação e anexar documentação que comprove esse valor.

**Artigo 33** – A oferta pública prevista no artigo 32 também deverá ser efetivada caso o adquirente do controle já seja acionista da Companhia, e venha, em razão de contrato particular de compra de ações celebrado com o acionista controlador, envolvendo qualquer quantidade de ações, a adquirir seu controle acionário. Nesta hipótese, o adquirente deverá ressarcir os acionistas de quem tenha comprado ações em bolsa nos 6 (seis) meses anteriores à data de alienação do controle acionário, a quem deverá pagar a diferença entre o preço pago ao acionista controlador alienante e o valor pago em bolsa, por ações da Companhia neste período, devidamente atualizado.

**Artigo 34** - A Companhia não registrará qualquer transferência de ações para o adquirente do poder de controle ou para aquele(s) acionista(s) que vier(em) a deter o poder de controle, enquanto esse(s) acionista(s) não subscrever(em) o Termo de Anuência dos Controladores previsto no Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

**Parágrafo único** - Da mesma forma, nenhum Acordo de Acionistas que disponha sobre o exercício do poder de controle poderá ser registrado na sede da Companhia sem que os seus signatários tenham subscrito o Termo de Anuência referido neste artigo.

## CAPITULO VIII
## Do Cancelamento de Registro de Companhia Aberta

**Art. 35** – Sem prejuízo das disposições legais e regulamentares, o cancelamento de registro da Companhia como companhia aberta perante a Comissão de Valores Mobiliários – CVM deverá ser precedido de oferta pública de aquisição de ações, que deverá ter como preço, no mínimo, obrigatoriamente, o valor da Companhia e de suas ações que vier a ser determinado em laudo de avaliação por empresa especializada, mediante a utilização do valor econômico das ações como critério de apuração, por meio de metodologia reconhecida ou com base em outro critério que venha a ser definido pela Comissão de Valores Mobiliários - CVM. A escolha da empresa especializada dar-se-á na forma deste Estatuto.

**Parágrafo 1°** - Obedecidos os demais termos do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo - BOVESPA, deste Estatuto e da legislação vigente, a oferta pública para cancelamento de registro poderá prever também a permuta por valores mobiliários de outras companhias abertas, a ser aceita a critério do ofertado.

**Parágrafo 2°** - O cancelamento deverá ser precedido de Assembléia Geral Extraordinária em que se delibere especificamente sobre tal cancelamento.

**Art. 36** – Caso o laudo de avaliação a que se refere o Artigo 35 não esteja pronto até a Assembléia Geral Extraordinária convocada para deliberar sobre o cancelamento do registro de companhia aberta, o acionista controlador, o grupo de acionistas que detiver o poder de controle da Companhia ou, ainda, a própria Companhia, deverá informar nessa assembléia o valor máximo por ação ou lote de mil ações pelo qual formulará a oferta pública.

**Parágrafo 1°** - A oferta pública ficará condicionada a que o valor apurado no laudo de avaliação a que se refere o Artigo 35 não seja superior ao valor divulgado pelo acionista controlador, grupo de acionistas que detiver o poder de controle da Companhia ou pela própria Companhia, na assembléia referida no caput deste artigo.

**Parágrafo 2°** - Caso o valor das ações determinado no laudo de avaliação seja superior ao valor informado pelo acionista, grupo de acionistas que detiver o poder de controle ou então pela própria Companhia, a deliberação referida no caput deste artigo ficará automaticamente cancelada, devendo ser dada ampla divulgação desse fato ao mercado,

exceto se o acionista que detiver o poder de controle concordar expressamente em formular a oferta pública pelo valor apurado no laudo de avaliação.

**Art. 37** – O laudo de avaliação a que se refere o Artigo 35 deverá ser elaborado por empresa especializada, com experiência comprovada e independência quanto ao poder de decisão da Companhia, seus administradores e/ou acionista controlador, bem como satisfazer os requisitos do parágrafo 1° do artigo 8° da Lei das Sociedades por Ações, e conter a responsabilidade prevista no parágrafo 6° do mesmo artigo.

**Parágrafo 1°** – A escolha da empresa especializada é de competência privativa da assembléia geral, a partir da apresentação, pelo Conselho de Administração, de lista tríplice, devendo a respectiva deliberação ser tomada, não se computando os votos em branco, por maioria dos votos dos acionistas representantes das ações em circulação presentes naquela assembléia que se instalada em primeira convocação deverá contar com a presença de acionistas que representem, no mínimo, 20% (vinte por cento) do total de Ações em Circulação, ou que se instalada em segunda convocação poderá contar com a presença de qualquer número de acionistas representantes das Ações em Circulação.

**Parágrafo 2°** – Os custos incorridos com a elaboração do laudo serão arcados pelo acionista ou grupo de acionistas que detiver o poder de controle ou, então, pela própria Companhia, dependendo do caso.

## CAPÍTULO IX
## Da Saída do Novo Mercado

**Art. 38** - Caso os acionistas da Companhia reunidos em Assembléia Geral Extraordinária deliberem a saída da Companhia do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA, o acionista, ou grupo de acionistas que detiver o poder de controle da Companhia, deverá efetivar uma oferta pública de aquisição de ações pertencentes aos demais acionistas, no mínimo, pelo valor econômico das ações apurado em laudo de avaliação conforme previsto no artigo 37, observados os prazos legais, (i) seja para que suas ações tenham registro para negociação fora do Novo Mercado, (ii) seja em virtude de reorganização societária da Companhia, na qual as ações da companhia resultante de tal reorganização não sejam admitidas para negociação no Novo Mercado.

**Parágrafo Único** – A oferta pública prevista neste artigo observará, no que for cabível, o disposto nos artigos 35, 36 e 37 acima.

## CAPÍTULO X
## Do Juízo Arbitral

**Art. 39** - A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada ou oriunda, em especial, da aplicação, validade, eficácia, interpretação, violação e seus efeitos das disposições contidas na Lei n.° 6.404/76, no Estatuto Social da Companhia, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento de Listagem do Novo Mercado, do Regulamento de Arbitragem da Câmara de Arbitragem do Mercado e do Contrato de Participação do Novo Mercado.

## CAPITULO XI
### Da Liquidação, Dissolução e Extinção

**Artigo 40** – A Companhia entrará em liquidação nos casos previstos em lei.

**Parágrafo Único** – O Conselho de Administração nomeará o liquidante e a assembléia geral determinará o modo de liquidação e elegerá o conselho fiscal.

## CAPÍTULO XII
### Disposições Gerais

**Artigo 41** – A Companhia, a qualquer tempo, tendo em mira aperfeiçoar seus serviços e adaptar-se às novas técnicas de administração, poderá adotar processos mecânicos de emissão e autenticação de documentos de efeitos mercantis, obedecendo a padrões e sistemas consagrados em usos e praxes em vigor.

**Artigo 42** - A participação nos lucros ou resultados, desvinculada da remuneração, poderá ser paga aos empregados, após manifestação da Assembléia Geral Ordinária, em consonância com a legislação pertinente.

**Artigo 43** – As disposições previstas no parágrafo único do Art. 1°, no parágrafo 2° do Artigo 9°, no parágrafo 2° do Artigo 15, no parágrafo 3° do Artigo 22, no parágrafo único do Artigo 26, no *caput* do Artigo 27 e, por fim, nos Artigos 32 a 39, somente terão plena eficácia a partir da data da assinatura do Contrato de Participação no Novo Mercado pela Companhia perante a Bolsa de Valores de São Paulo - BOVESPA.

## 20.00 - INFORMAÇÕES SOBRE GOVERNANÇA CORPORATIVA

### Informações gerais relativas especificamente à Companhia:

A MMX é listada na Bovespa, no segmento especial do Novo Mercado, sob o código MMXM3. A Companhia integra as carteiras dos Índices de Ações com Governança Corporativa Diferenciada ("IGC"), com Tag Along Diferenciado ("ITAG") e o Índice Brasil ("IBrX-100"). A cotação das ações é unitária e negociada em lote de cem ações.

O Conselho de Administração é composto por 9 membros, dos quais 5 são independentes. Por decisão do Conselho, foi criado Comitê de Auditoria, composto por 3 membros, todos independentes em relação ao acionista controlador e aos demais membros de sua Administração.

Nos termos da Instrução CVM nº 381/03, a MMX Mineração e Metálicos S.A. tem como procedimento submeter os honorários e tipos de serviços a serem prestados por seus auditores independentes à aprovação do Conselho de Administração da Companhia. A política de contratação adotada atende aos princípios que preservam a independência do auditor, de acordo com critérios internacionalmente aceitos, quais sejam: o auditor não deve auditar o seu próprio trabalho nem exercer funções gerenciais para o seu cliente ou promover os interesses deste.

O Capital Social é composto exclusivamente por ações ordinárias, sendo assegurado aos minoritários, conforme Estatuto Social da Companhia, tratamento igualitário àquele dado ao acionista controlador, em caso de alienação de controle (tag along de 100%).

Em 25 de fevereiro de 2008 foram iniciados os negócios com as ações da MMX no mercado fracionário da Bovespa, sob o código "MMXM3F", uma iniciativa que possibilitará a ampliação da base de acionistas e a liquidez das ações.

Em 7 de abril de 2008, dando continuidade ao programa de desdobramento de suas ações, conforme divulgado no Prospecto referente a Oferta Pública, foi aprovado o terceiro desdobramento de ações, na proporção de 20 novas ações ordinárias em substituição a cada ação existente. O capital social passou a ser representado por 304.609.840 ações e o free float alcança 33% do total. A participação de investidores estrangeiros no free float é de 85% e de 28% no capital total da Companhia.

### GDRs da MMX na TSX

A MMX possui Global Depositary Receipts – Nível 1 ("GDRs") negociados na Bolsa de Valores de Toronto ("TSX") desde junho de 2007, com o código XMM. Com esta iniciativa, a MMX passou a ser a primeira empresa brasileira a listar na TSX.

## 20.00 - INFORMAÇÕES SOBRE GOVERNANÇA CORPORATIVA

Após o desdobramento realizado em abril de 2008, cada ação da MMX, que até então equivalia a 20 GDRs, passou a corresponder a 1 (um) GDR. Em 31 de março de 2008 os GDRs estavam representados por 444 mil ações, 9% do Free float da Companhia.

01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

# ÍNDICE

01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

ÍNDICE

RECEIVED

**MMX MINERAÇÃO E METÁLICOS S.A.**
Companhia Aberta
NIRE: 3330026111-7
CNPJ/MF nº: 02.762.115/0001-49
BOVESPA: MMXM3

**PROPOSTA DA ADMINISTRAÇÃO**
**Orçamento do Capital – Item (ii) do Edital de Convocação da AGO a ser realizada em 19 de junho de 2008**

A presente proposta de orçamento de capital para o exercício fiscal do ano de 2008 é baseado no fato de que o nosso plano de negócio estratégico requer um substancial investimento adicional de capital. Necessitamos de capital para, dentre outras coisas, gerenciar a aquisição de ativos, adquirir novos equipamentos, manter a condição atual de operação dos equipamentos existentes, financiar custos de operação, e obter licenças e autorizações a fim de manter o cumprimento às Leis e Regulamentos ambientais aplicáveis às nossas operações.

R$ Milhares

| Fontes | 2008 |
|---|---|
| Lucros Retidos (artigo 196) | 670.868 |
| **Fontes totais** | **670.868** |

| Aplicação | 2008 |
|---|---|
| Aquisição da AVG | 79.695 |
| Aquisição da Minerminas | 58.507 |
| Melhoria nas operações da Minerminas | 14.345 |
| Expansão da AVX para 8 Mtpy em 2010 | 35.509 |
| Exploração/Direitos Minerários | 82.813 |
| Novas Aquisições | 400.000 |
| **Total das Aplicações** | **670.868** |

Nota: Taxa de Câmbio de R$/US$ = 1,771 (31 de dezembro de 2007)

Em 03 de dezembro de 2007, a MMX concluiu a aquisição de 100% das ações de emissão da AVG Mineração S.A. ("AVG"), por um valor de US$ 224 milhões, de acordo com o que foi estipulado no contrato de compra e venda celebrado em de 05 de julho de 2007 pela MMX e pela AVG. O preço de aquisição poderá aumentar na proporção variável de US$ 50 milhões desde que ocorra a obtenção de certas licenças ambientais necessárias para determinados direitos minerários, o que deve aumentar as reservas minerais da AVG. A primeira parcela no

valor de US$ 44 milhões já foi paga e ainda restam 4 parcelas no valor de US$ 45 milhões cada uma, as quais deverão ser pagas em 30 de Agosto dos quatro anos consecutivos.

Em 03 de março de 2008, a MMX através da sua subsidiária AVX Mineração Ltda. ("AVX"), adquiriu 100% das ações de emissão da Minerminas. O preço da operação foi de US$ 115.625,000 milhões e deverá ser pago em 7 parcelas iguais semestrais. A primeira parcela no valor de US$ 16.517,857 já foi paga, e as seis parcelas restantes devem ser pagas em Julho e Janeiro de cada ano, até Janeiro de 2011.

Através da AVX, a Companhia está unificando as operações da AVG e da Minerminas a fim de obter sinergias e economias de escala. A Companhia estima que as operações integradas da AVX devam produzir 6.1 milhões de toneladas de minério de ferro em 2008 e 6.6 milhões de toneladas de minério de ferro em 2009. Desse modo, a Companhia aprovou investimentos de aproximadamente US$ 40.1 milhões para melhoramentos nas operações nesses dois anos, caso contrário seria impossível atingir a capacidade estimada de produção de 8 milhões de toneladas em 2010.

A Companhia através da sua subsidiária AVX, irá unificar as operações da AVG com as da Minerminas a fim de atingir sinergia e economias de escala, conforme indicado acima. A Companhia estima que as operações integradas da AVX irão resultar em uma produção de minério de ferro de 6.1 milhões de toneladas no ano de 2008, enquanto os estudos de engenharia estão sendo finalizados para aumentar a produção para 8 milhões de toneladas em 2009. Para tanto, a Companhia tem planos de investir um montante de US$ 8.1 milhões em 2008 a fim de melhorar as operações da Minerminas, além dos investimentos que foram planejados para a expansão da produção da AVG.

MMX MINERAÇÃO E METÁLICOS S.A.
Public Company

RECEIVED

2008 JUN 18 P 12:27

**PUBLIC ANNOUNCEMENT**

MMX Mineração e Metálicos S.A. ("MMX" or "Company") (Bovespa: MMXM3; TSX: XMM), in compliance with article 157 of Law 6,404/76, and CVM Instruction 358/02, hereby makes the following public announcement:

The Federal Environmental Agency - IBAMA issued on June 2, 2008 the Construction License 515/2008 to MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio"), a Company's subsidiary, complementary to the Construction License 492/2008 granted on March 7, 2008, authorizing the conclusion of the construction of the MMX Minas-Rio slurry pipeline ("Pipeline").

The Pipeline will have the capacity to transport 26.6 million tons of pellet feed per year and will cover a distance of 525km, crossing 32 municipalities. It will connect the MMX Minas-Rio mines, located in the state of Minas Gerais, to the Port Açu, a Port Terminal that is under construction by LLX Minas-Rio Logística Comercial Exportadora S.A. ("LLX Minas-Rio"), on the northeast of the State of Rio de Janeiro.

The Port Açu construction started in September 2007. The consortium ARG-CIVILPORT is developing the offshore structure to handle iron ore and other cargos such as steel products, coal, liquid bulks and containers. The operations start-up of the Port Açu is expected for 2010.

For additional information, please contact ri@mmx.com.br.

Rio de Janeiro, June 9, 2008

**Nelson José Guitti Guimarães**
Chief Financial and Investor Relations Officer
MMX Mineração e Metálicos S.A.

**MMX Mineração e Metálicos S.A. and subsidiaries (exploration stage companies)**

Consolidated financial statements
March 31, 2008 and December 31, 2007

## MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

For the First Quarter ended March 31, 2008

This Management's Discussion and Analysis ("MD&A") focuses on key items from the consolidated financial statements of MMX Mineração e Metálicos S.A. ("MMX" or the "Company") for the First Quarter ended March 31, 2007 and the factors reasonably expected to impact future operations and results as prepared as of May 15th 2008. This discussion should not be considered all-inclusive, as it excludes changes that may occur in general economic, political and environmental conditions. Additionally, other matters may occur which could affect the Company in the future. This discussion should be read in conjunction with the combined consolidated financial statements of the Company for the First Quarter ended March 31, 2007 and the related notes. The consolidated financial statements of the Company for the three months ended March 31, 2008 have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

US GAAP varies in certain significant respects from Canadian generally accepted accounting principles. The Company has presented the nature of such differences in Note 23 to the consolidated financial statements.

Additional information on the Company is available under the Company's profile on SEDAR at www.sedar.com or on CVM at www.cvm.gov.br. All dollar amounts are in US dollars, unless otherwise stated.

### FORWARD-LOOKING INFORMATION

This MD&A contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian securities laws concerning the business, operations and financial performance and condition of MMX. Except for statements of historical fact relating to MMX, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors, which management feels are reasonable, that could cause actual events or results to differ materially from those projected in the forward-looking statements. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, failure to successfully complete the Company's proposed spin-off transaction, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in

project parameters, the possibility of unanticipated costs and expenses, failure of plant, equipment or processes to operate as anticipated, the failure to obtain necessary licenses or permitting, any acquired mineral projects not being integrated successfully or such integration proving more difficult, time consuming or costly than expected, and other risks of the mining industry. Although MMX has attempted to identify the important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. MMX undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained in this document is presented for the purpose of assisting security holders in understanding the financial position, business and operations of the Company and may not be appropriate for other purposes.

The following is an outline of the key sections of this MD&A:



## 1. BUSINESS OVERVIEW AND OVERALL PERFORMANCE

MMX is a Brazilian-based company and is in the business of exploration and development of integrated mining, mineral processing, production of iron ore and intermediate products for the steel industry and logistics services.

The iron ore mining and intermediate steel products operations are organized into integrated independent systems named MMX Corumbá System, MMX Amapá System, AVX Mineração and MMX Minas-Rio System (collectively, the "MMX Systems").

LLX Logística S.A. ("LLX") is the holding company for the logistics business and was incorporated in March, 2007. LLX is focused on the significant potential growth in infrastructure

and logistics, providing services to the MMX Systems and third parties through the development of three major port systems in the Southeast Region of Brazil: Port Açu, Port Brasil and Port Sudeste.

***Stock Purchase Agreement with Anglo American Participações em Mineração Ltda.***

On March 31, 2008, Mr. Eike Batista, controlling shareholder of MMX, certain members of the management of MMX and Anglo American Participações em Mineração Ltda. ("Anglo American Brazil"), a wholly owned subsidiary of Anglo American plc ("Anglo American"), entered into a Stock Purchase Agreement, whereby Anglo American Brazil agreed to purchase, and Mr. Eike Batista and certain members of management of MMX agreed to sell, common shares representing approximately 63.47% of the share capital of IronX Mineração S.A. ("IronX"), held by such persons.

IronX was acquired by MMX on January 31, 2008, and recently obtained its publicly-held company registration before the Brazilian Securities Commission (the Comissão de Valores Mobiliários or the "CVM") and its listing authorization before the BOVESPA. After the conclusion of corporate reorganization of MMX (the "Reorganization"), which is a condition to the sale of IronX to Anglo American Brazil, IronX will be a stand-alone company owning 51% of the share capital of MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio") and 70% of MMX Amapá Mineração Ltda. Anglo American currently owns, indirectly, 49% of MMX Minas-Rio, as well as 49% of LLX Minas-Rio Logística Comercial Exportadora S.A., and the remaining 51% of the share capital of LLX Minas-Rio Logística Comercial Exportadora S.A. will continue to be held by LLX. The Reorganization will also involve the transfer to IronX of 100% (one hundred per cent) of the stock capital of MMX Metálicos Amapá Ltda. and Bay Service Serviços Portuários Ltda.

In addition to certain other conditions that are customary in transactions of this nature, in order to carry out the Reorganization, IronX, LLX and MMX must obtain the relevant approvals from their shareholders in a shareholders' meeting, called in accordance with the law and the regulation issued by the CVM. The proposed sale of IronX shares to Anglo American Brazil is subject to registration of mandatory Tag-Along Offer before CVM and the completion of such tag-along offer by Anglo American Brazil. The process will be submitted to the applicable antitrust bodies and regulatory authorities.

Information regarding the Reorganization, sale to Anglo American Brazil and mandatory tag-along offer, as well as the continuity operations of MMX and LLX as public held companies, listed on BOVESPA Novo Mercado, can be found on MMX's website and on the Company's SEDAR profile at www.sedar.com.

***Production***

MMX's iron ore production totaled 1,402 thousand tons in the first quarter of 2008, consisting of 830 thousand tons from the AVX System, 396 thousand tons from MMX Corumbá, and 176 thousand tons from MMX Amapá. MMX Corumbá produced 53 thousand tons of pig iron.



Iron Ore Production (thousand tons)
176
176
396
77
319
830
216
280
225
1.402
392
357
544
Amapá
Corumbá
AVX
MMX
Lump
Sinter Feed
Pellet Feed


MMX Amapá System began operation in November, 2007, and loaded its first iron ore shipment headed for Gulf Industrial Investment Corporation (GIIC) in January, 2008. First quarter production was negatively affected by the temporary use of emergency electric power generators for energy supply, which will be used until the Amapari Thermoelectric Plant commences operations, which is expected to occur in the second quarter of 2008. The Amapá mine is at a ramp-up phase and is expected to reach the full production capacity rate of 6.5 thousand tons per year in November 2008.

The MMX Corumbá System has given continuity to the Company's iron ore production plan, aimed at producing 2.2 million tons in 2008. The pig iron plant initiated the operation of its second blast furnace in January 2008, reaching the nominal production capacity of 400 thousand tons per year. Some problems with charcoal supply in the region caused the pig iron production in the first quarter to be below the Company's forecast.

AVX comprises the operations of AVG and Minerminas, two family-owned mining companies recently acquired by MMX in December 2007 and March 2008, respectively, and located at the Serra Azul region, Minas Gerais State. MMX is implementing an action plan aimed at achieving operational efficiency gains and at increasing production capacity to 6.1 thousand tons per year in 2008. AVX is expected to operate mining operations in four shifts

starting in the second quarter, which is expected to result in a higher rate of production for the AVX System.

***Sales***

During the first quarter, iron ore sales volume reached 1,076 thousand tons, of which 67% was sold in the domestic market and 33% through the exports market. From total sales, 726 thousands tons were sold by AVX and 133 thousands tons by MMX Amapá. MMX Corumbá System's iron ore sales reached 217 thousand tons and pig iron sales reached 62 thousand tons.


1Q08 Sales (thousand tons)
1,076
350
62
62
Iron Ore
Pig Iron
Internal Market
Foreign Market


Iron Ore Sales Mix
14%
44%
Lump
Sinter Feed
Pellet Feed

***Mineral Project Reports***

During MMX disclosed new technical reports for MMX Corumbá, MMX Minas-Rio and updated mineral resources and reserves for AVG, as set out in the Company's annual information form filed on SEDAR on March 31, 2008. The reports were carried out in accordance with the standards set by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM Standards) and by the National Instrument 43-101 of the Canadian Securities Administrators (NI 43-101).

MMX Amapá's internal evaluation report was issued in March 2008 and is under certification process by the independent auditors, in accordance with CIM Standards and the NI 43-101. The report shall be disclosed in the 2Q08.

***Business Acquisition***

On March 3, 2008, AVX, a Company subsidiary, concluded the operation for acquisition of Minerminas - Mineradora Minas Gerais Ltda. In exchange for purchase of the entirety of the shares in Minerminas, AVX will pay a total of $115,625,000 in 7 consecutive semi-annual installments. The first installment, in the amount of $16,518,000 has already been settled and the remaining six installments, in the same amount, will be paid in July and January of each year, ending in January 2011. Through its subsidiary AVX, the Company is integrating the operations of AVG with those of Minerminas in order to achieve synergies and efficiency gains.

***Business Outlook***

Notwithstanding the recent turbulence in financial markets, mainly in the United States, the emerging market economies, particularly in China and India, seem to keep growing based on strong domestic demand and investments in infra-structure, pushing steel production and consequently the mining products demand. This was evidenced by the 65% increase in iron ore prices in 2008.

Based on this strong demand, the Company expects economic growth in 2008 to remain high, although slightly lower than 2007, and the imbalance between iron ore demand and supply to continue.

## 2. SUMMARY OF QUARTERLY RESULTS

### Quarterly Consolidated Results

The March 31, 2008 consolidated interim financial statements reflect the performance of the Company's operating subsidiaries, as the projects were under development during last year. The results show the effect of a ramp-up phase.

Listed below is selected financial information from the first quarter of 2008, in comparison to the four quarters of 2007:

| **Financial Results** *(millions of US Dollars)* | **1Q07** | **2Q07** | **3Q07** | **4Q07** | **1Q08** |
|---|---|---|---|---|---|
| Net revenue: | 12.0 | 12.5 | 30.8 | 51.4 | 96.4 |
| Net financial income (loss) *(including exchange rate variation):* | 35.3 | 136.3 | 41.8 | (9.9) | 10.1 |
| General, sales and administrative expenses | 22.6 | 67.0 | 49.1 | 92.5 | 40.6 |
| Net income (loss): | 1.2 | 43.9 | (50.2) | (60.4) | (55.1) |
| | | | | | |
| Total Assets | | 1,053.1 | 1,492.4 | 1,935.2 | 2,322.5 |
| Cash and marketable securities: | | 388.2 | 344.9 | 352.2 | 472.5 |
| Gross debt: | | 339.5 | 357.0 | 578.5 | 701.3 |
| Shareholders equity: | | 547.3 | 1,002.5 | 978.1 | 1,082.0 |

Net revenue accrued between January and March 2008 reached $96.4 million, 88% higher than the last quarter of 2007, when was recorded a net revenue of $51.4 million. This increase reflects the acquisitions carried out by the Company, which added AVG and Minerminas' operations to the consolidated results, as well as the start up operations of the pig

iron plant in Corumbá and of MMX Amapá System. The first quarter net revenue does not reflect the annual iron ore price adjustment yet, as this became effective only in the second quarter, having the iron ore benchmark price variation as reference.


Net Revenue (US$ million)
12,0
12,5
30,8
51,4
96,4
1Q07
2Q07
3Q07
4Q07
1Q08

General, sales and administrative expenses in the first quarter totaled $40.6 million, 56% lower than in the forth quarter of 2007. Higher personnel expenses due to the beginning of operations in MMX Amapá and to the new operation, AVX, contributed to this increase. Sales expenses also increased due to the higher sales volumes, since shipment in the Q4 of 2007 was negatively affected by the *force majeure* in the Paraguay River.

In the first quarter, MMX recorded a net financial income of $10.1 million as a result of: (a) $26.1 million interest income obtained through the cash investment in marketable securities, gains on derivative instruments and on foreing exchange rate; and (b) a $16.0 million financial expenses, mainly from interest payment on debt.

The Company's subsidiaries have derivative financial instruments to manage their exposure on its foreign currency denominated debt instruments. The Company's subsidiaries enter into derivative financial instruments only for cash flow hedging purposes and not for speculation purposes. In order to reduce the impact of fluctuations in the exchange rate, the subsidiaries have adopted a policy of entering into swap contracts.

Management monitors and evaluates its overall position daily in order to evaluate financial results and impact on the subsidiaries' cash flows. All financial derivative instruments are marked-to-market at each balance sheet date, with the impact of changes in their fair value recorded as financial income (expenses).

**Liquidity and Capital Resources**

***Financing and investments***

The Company's total gross debt ended the quarter at $701 million, 21% higher than in the previous quarter. In March occurred the second drawdown under the BNDES line of credit,

in the amount of R$110 million to MMX Amapá. In addition, the Company granted new funding from AVG, through trade finance contracts, to start investments in AVX.

The Company's cash and equivalents plus marketable securities balance in the first quarter increased 34% in comparison to the recorded balance for the fourth quarter of 2007, amounting $473 million. This increase in cash and marketable securities is mainly due to the financial settlement of the sale of 15% of LLX's share capital to Ontario Teachers Pension Plan Board for $185 million.

The net debt position of the Company increased by $2 million, from $226 million in the fourth quarter of 2007 to $229 million in the first quarter of 2008.


Debt x Cash (US$ million)
576
352
226
701
473
229
December 2007
March 2008
Gross Debt
Cash and marketable securities
Net Debt


Debt Payment Schedule (US$ million)
701
418
9
40
50
184
Balance mar/08
2008
2009
2010
2011
>2011

Certain covenants related to the Financing Contract of the MMX Amapá System are not being accomplished due to facts out of the Company's control. Nevertheless, no formal communication or notification from the main creditor of the Financing Contract, declaring the non-fulfillment or maturity of any obligation, has been received up to date. The parties have been carrying amicable negotiations in the last months and it is expected that the new physical-financial schedule to be presented by MMX Amapá will eliminate any possibility of non-compliance or anticipated debt maturity.

MMX continued its mineral projects development plan during the quarter in order to scheduled execution timelines. Total spent in property, plant and equipment expenditures (PP&E) achieved $255 million in the first quarter, accumulating $1,049 million of investment in PP&E until this date.

## 3. SHARE CAPITAL

On April 7, 2008, the Company conducted its third stock split on the basis of 20 new shares for each share held.

As at May 14, 2008, the Company had 304,609,840 common shares issued and outstanding, and 9,232,300 global depositary shares outstanding. The share price on the

BOVESPA was R$55.53 per share, and the Company's market capitalization was R$16.9 billion.

## 4. TRANSACTIONS WITH RELATED PARTIES

| *(in thousands of US dollars)* | Assets | | Liabilities | |
|---|---|---|---|---|
| | **March 31, 2008** | **December 31, 2007** | **March 31, 2008** | **December 31, 2007** |
| MMX Minas-Rio | 1,516 | 2,962 | 117 | 369 |
| MPX Mineração | 187 | 105 | - | - |
| OGX Petróleo e Gás Ltda. | 150 | 40 | - | - |
| Spritit of Brazil Ltda. | 4 | 201 | - | - |
| EBX Siderurgia da Bolívia Ltda. | 381 | 335 | - | - |
| Terminal de Cargas Sarzedo Ltda. | 1,670 | 1,709 | - | - |
| GVA Mineração Ltda. | 165 | 121 | - | - |
| LLX Minas-Rio | 209 | 234 | - | 2,782 |
| Other | 4 | 6 | - | - |
| | 4,286 | 5,713 | 117 | 3,151 |
| Current | 2,231 | 3,529 | 117 | 3,151 |
| Long-term | 2,055 | 2,184 | - | - |

The chart above represents the transactions through which the Company provides funds to support the working capital needs of some of its subsidiaries.

Also, the Company and its subsidiaries are provided shared corporate services by EBX, a related party.

All such transactions are made under usual market conditions at arm´s length.

## 5. OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2007, the Company and its subsidiaries had commitments with suppliers of goods and services as follows:

| | | | **Balance of the contract** |
|---|---|---|---|
| **Object of service contract** | **Date of signing** | **Due date** | **March 31, 2007** |
| Basic engineering, detailed engineering, supply management and implementation management for the Itabirito processing plant in Amapá | 01/09/2006 | 08/01/2012 | 71,843 |

| Object of service contract | Date of signing | Due date | Balance of the contract March 31, 2007 |
|---|---|---|---|
| Set up management of the Itabarito processing plant in Pedra Branca do Amapari | 06/30/2006 | 12/31/2007 | 4,882 |
| Preparation of conceptual and basic design for construction of Açu Port, Technical advisory services on studies for implementation of oreduct and construction of the works na project Açu Port. | 07/28/2006 | 01/01/2008 | 361,645 |
| Contracts related to the construction of railway | 01/01/2006 | 07/02/2009 | 15,963 |
| Basic engineering, detailed engineering, supply management and implementation management | 04/12/2005 | 01/26/2009 | 19,329 |
| Agreements related to construction of Terimal Port in Santana and other projects in Amapa | 05/01/2006 | 06/01/2008 | 4,165 |
| Legal and geological consultancy and advisory services with DNPM in iron ore mining projects in the state of Minas Gerais | 06/02/2006 | 06/02/2008 | 2,463 |
| Contracts related to the operation of the of the processing plant of Mine 63 | 12/08/2005 | 02/28/2017 | 314,393 |
| Off-road vehicles to Amapa mining complex | 08/31/2006 | 11/23/2008 | 10,429 |
| Contracts related to supply of the raw material for Corumba System | 01/08/2007 | 05/29/2009 | 15,271 |
| Agreements related to production, storage, shipment and fluvial transportation of iron from the Beneficiation Planto of Amapá. | 04/09/2007 | 06/20/2027 | 334,606 |
| Others | | | 56,055 |
| | | | 1,211,044 |

## 6. SUBSEQUENT EVENTS

***Disclosure of technical report on the mineral resources and reserves of MMX Corumbá***

On April 4, 2008, the Company communicated to its shareholders and investors that a new Technical Report had been issued on the mineral resources and reserves of MMX Corumbá.

The report was audited by SRK Consulting, a company that specializes in independent geology and mining work, pursuant to the standards established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM Standards) and by the document entitled National Instrument 43-101 of the Canadian Securities Administrators (NI 43-101).

This report covered the resources of the area of Urucum NE, involving 70 million tons of demarcated mineral resources, in addition to the resources previously presented relating just to Mine Mina 63.

The estimated resources presented in the annual report was based on data from geological surveys conducted through September 2007 and shows the results for two areas surveyed - Mine 63, which is operating at present, and the exploratory target of Urucum NE.

The resources and reserves of Mine 63 have not been reappraised, merely adjusted by exclusion of the amounts mined from January to September of 2007.

***Split of common shares***

Pursuant to the provisions contained in Article 157 of the Brazilian Corporation Law (No. 6.404/76), as well as Instruction No. CVM 358/02 issued by the Brazilian Securities Commission, MMX communicated to the market that, in accordance with the Minutes of the Extraordinary General Meeting (EGM) held on April 7, 2008, the Stockholders unanimously approved, without qualification, the split of the common shares of the Company's capital stock, whereby every 1 (one) share of common stock correspond to 20 (twenty) shares of the same class.

The stockholders of MMX are entitled to receive the split shares based on the ownership structure as of April 7, 2008, such that the shares were credited to them on April 11, 2008. The Company further informed the public that, in line with such split, it has requested the CVM to make the respective proportional alteration between the shares and the Global Depositary Receipts ("GDRs") in the context of its Level I GDR Program.

Accordingly, each share of MMX common stock that previously corresponded to 20 (twenty) GDRs, began corresponding to 1 (one) GDR, without any issue of new GDR's.

***Information on the Proposed Partial Spin-off of MMX***

On April 8, 2008 MMX submitted to the consideration of its stockholders at an EGM a proposal to partially spin off the Company, with transfer of part of its assets to IronX Mineração S.A.("IronX"), a joint stock corporation under Brazilian law presently in the process of going public, according to the terms and conditions presented below ("Partial Spin-off").

1. Objectives and benefits of the partial spin-off

1.1 The partial spin-off of MMX, as described in Item 3 below, encompassed: (a) transfer of a portion of the spun-off stockholders' equity of MMX corresponding to its equity stake in LLX Logística to LLX Logística itself and, as a result, with the stake held by MMX in LLX Logística being directly attributed to the present stockholders of MMX, in exact proportion to the stake they hold in the capital stock of MMX, as detailed in Item 3.1 below, and (b) transfer to IronX of part of the spun-off stockholders' equity of MMX corresponding to: (i) its direct and indirect stakes, as the case may be, in MMX Minas-Rio., MMX Serro, Borbagato, MMX Amapá, MMX Logística do Amapá, MMX Metálicos Amapá and Bay Service (all jointly designated as "IronX Subsidiaries"); and (ii) other assets, rights and obligations, as detailed in Item 3.2 below, resulting in an increase in the capital stock of IronX, with the consequence of an issue of new shares by IronX, to be attributed to the present stockholders of MMX in proportion to the stake they hold in the capital stock of MMX as of the date of approval of the Partial Spin-off.

1.2 MMX continues to retain its equity stakes in MMX Corumbá, MMX Metálicos Corumbá and AVX, as well as in other assets that have not been transferred to LLX Logística and IronX as a result of the Partial Spin-off. In addition, MMX remains responsible for the liabilities that are not transferred to LLX Logística and IronX as a result of the Partial Spin-off.

1.3. In the manner set out in the notices of relevant events disclosed by MMX on January 17, 2008 and March 31, 2008, the Partial Spin-off was inserted in the context of the purchase operation ("Purchase Operation") for the common shares representing approximately 63.47% of the capital stock of IronX (held by Mr. Eike Batista and certain administrators of MMX should the Partial Spin-off be approved) by Anglo American Participações.

1.4 The Partial Spin-off will permit the stockholders of MMX to become stockholders of two publicly traded companies to be listed on the New Market of the São Paulo Stock Exchange ("BOVESPA"), IronX and LLX Logística, as well as MMX itself, which shall remain as a publicly traded company with shares listed on the BOVESPA New Market. This segregated ownership structure, with each company maintaining separate records of their respective assets and liabilities, will enhance their transparency and degree of corporate governance, as well as facilitate the receipt of strategic investments, so as to foster full development of their own projects in the best possible manner.

1.5 The shares in LLX Logística and IronX that are delivered to the present stockholders of MMX, in proportion to the equity stake they presently hold in MMX, shall be of the same type and class, and shall guarantee the stockholders rights that are identical to those granted to the MMX shares they presently hold, without there being any modification of the rights or political and equity policies granted to such common shares.

2. Proposal for Partial Spin-off

2.1 The proposal for Partial Spin-off was approved by the Boards of Directors of MMX, LLX Logística and IronX ("the Companies") at meetings held on April 7, 2008, at which the Companies' Managements were authorized to sign the Protocol for Justification of the Partial Spin-off of MMX ("the Protocol"). The Protocol was signed by the Managements of the Companies on April 7, 2008. The Partial Spin-off will be submitted to the stockholders of the Companies at their extraordinary general meetings ("EGM's"), which shall be called on a timely basis as soon as certain requirements are fulfilled, in accordance with the regulations of the Ontario Securities Commission - OSC and the Toronto Stock Exchange (jointly referred to as the "Canadian Authorities"), where MMX shares are listed and traded. Such requirements are routine for foreign private issuers and basically involve the need to prepare circulars containing a detailed description of the order of business to be dealt with at each meeting. Such circulars are further to be accompanied by a reconciliation of the Company's financial statements to accounting principles generally accepted in Canada (Canadian GAAP).

3. Asset and Liability Elements Involved

3.1 As a result of the Partial Spin-off, the portion of stockholders' equity spun off corresponding to the equity stake in LLX Logistica held by MMX is to be transferred to LLX Logística and, consequently, the shares in LLX Logística held by MMX are to be turned over directly to the stockholders of MMX (i.e. owners of the shares as of the date for approval of the Partial Spin-off), in proportion to the stake they hold in the capital stock of MMX, as detailed in Item 5 below.

3.2 In addition, as a result of the Partial Spin-off, certain MMX assets and liabilities listed in the Protocol are to be transferred to IronX, and the new IronX shares to be issued as a result of the transfer of the assets and liabilities of MMX to IronX are to be attributed to the current stockholders of MMX (i.e. those holding shares as of the date for approval of the Partial Spin-off), in proportion to the stake held by same in the capital stock of MMX, as described in Item 6 below.

4. Appraisal

4.1 The base date for the appraisal of the portions of the net assets MMX to be spun off is December 31, 2007. The audit firm KPMG Auditores Independentes is the specialized concern contracted by the EGM's to appraise the portions of the net assets of MMX to be transferred to LLX Logística and IronX, respectively. Their appraisal was made at book value, based on the annual financial statements of MMX drawn up as of December 31, 2007, as audited by KPMG Auditores Independentes. The amounts of the appraisals are mentioned below and the appraisal report ("the Appraisal Report") will be available to the stockholders, as provided in Item 10.1 below.

4.2 The changes in the equity of MMX that occur between December 31, 2007 and the date of the Partial Spin-off shall be (i) duly booked by LLX Logística or by IronX, in case such variations are related to the portion of the net assets of MMX transferred by each one of these companies, respectively, or (ii) retained by MMX and booked accordingly, if they are related to the assets remaining with the latter.

5. Transfer of Part of the Net Assets of MMX to LLX Logística

5.1 The portion of the stockholders' equity of MMX to be transferred to LLX Logística has been appraised, in the manner provided by Articles 183 and 184 of Law No. 6.404/76, in the amount of R$165,986,298.77 (one hundred and sixty-five million, nine hundred and eighty-six thousand, two hundred and ninety-eight Reais and seventy-seven centavos). In view of the fact that such portion is comprised of the equity stake held by MMX itself in LLX Logística, there will be no capital increase at LLX Logística. Immediately prior to the Partial Spin-off, at the same General Meeting of Stockholders of LLX that decides on the Partial Spin-off, the stockholders of LLX Logística will further decide on the proposed split of LLX Logística shares, in the proportion of 59.4940978:1 and, as a result of this operation, the total number of shares of the capital stock of LLX Logística immediately prior to the Partial Spin-off shall be 358,364 (three hundred and fifty-eight thousand, three hundred and sixty-four) common shares, all registered book shares without par value.

5.2. The Partial Spin-off will be implemented without the issue of new shares by LLX Logística, such that the existing shares in LLX Logística presently held by MMX, after the stock split mentioned in Item 5.1 above, shall be turned over directly to the present stockholders of MMX in the proportion of 1 share of LLX Logística stock for every 1 share of MMX stock.

5.3 The LLX Logística shares to be turned over to the current stockholders of MMX will Grant to such stockholders the same political and equity advantages as those granted by the shares issued by MMX, without any distinction among the stockholders.

6. Transfer of Portion of Net Assets from MMX to IronX.

6.1 The portion of the stockholders equity of MMX to be transferred to IronX has been appraised, in the manner provided by Articles 183 and 184 of Law No. 6.404/76, in the amount of R$871,903,818.66 (eight hundred and seventy-one million, nine hundred and three thousand, eight hundred and eighteen Reais and sixty-six centavos). Accordingly, with the approval of the Partial Spin-off, the capital stock of IronX will be increased by R$871,903,818.66 (eight hundred and seventy-one million, nine hundred and three thousand, eight hundred and eighteen Reais and sixty-six centavos), rising from R$800.00 (eight hundred Reais) to R$871,904,618.66 (eight hundred and seventy-one million, nine hundred and four thousand, six hundred and eighteen Reais and sixty-six centavos), though the issue of 1,633,543,454 new common shares, all registered and without par value, of IronX, resulting in total IronX capital corresponding to 1,633,544,254 shares. Immediately after the cited capital increase, there will be a grouping of IronX shares in the proportion of5.3627402647:1. As a result of the cited share grouping and the Partial Spin-off, if approved, the capital stock of IronX will be divided into 304,609,989 common registered book shares without par value.

6.2. The shares of the capital stock of IronX to be issued by IronX as a result of the above-mentioned capital increase and after the above-mentioned grouping of shares, are to be attributed directly to the current MMX stockholders, in the proportion of 1 IronX share for every 1 MMX share. For the definition of the replacement ratios for the MMX shares for IronX shares, the Management of MMX and IronX have considered the amount calculated in the Appraisal Report at book value for MMX and book value for IronX, for which reason the above replacement ratio is considered absolutely equitable for the stockholders of MMX and IronX by the management of both companies, without particular privilege or benefit for the controlling stockholders.

6.3 The shares of IronX capital stock to be attributed to the present MMX stockholders will grant the stockholders the same political and equity advantages as those granted by the shares issued by MMX, without any distinctions among such stockholders.

7. Reduction in the Capital of MMX as a result of the Partial Spin-off

7.1 As a result of the Partial Spin-off, the capital stock of MMX will be reduced by R$367,005,280.77, from R$1,142,804,167.04 to R$775,798,886.27. The reduction of MMX capital stock, however, shall not entail any alteration in the number of shares into which such capital is divided.

7.2 The Partial Spin-off will also not entail any alteration in the characteristics of the shares of MMX capital stock, or in the advantages granted thereby, such that there will be no distinction whatever among the stockholders.

8. Absence of joint and several liability between the Companies

8.1 The Partial Spin-off is to be carried out in accordance with the provisions contained in Article 233, sole paragraph, of Law No. 6.404/76 and, as a result, LLX Logística and IronX will only be liable for the obligations that are transferred to them, without joint and several liability under Brazilian either between them or with respect to MMX.

9. Costs of the Operation

9.1 The cost of the Partial Spin-off is estimated at approximately R$800,000.00 (eight hundred thousand Reais), divided into costs on Brazilian, U.S. and Canadian legal counsel, as well as audit companies, for purposes of complying with Brazilian, U.S. and Canadian accounting regulations and tax laws.

10. Right of Withdrawal; Amount for Reimbursement of Shares

10.1 The dissident stockholders of MMX may exercise their withdrawal rights. Only MMX stockholders who can prove they were owners of shares up to the closing of BOVESPA trading on the day immediately prior to the publication of this Notice of Relevant Fact, that is to say, April 7, 2008, may exercise their right of withdrawal. Shares purchased as from that date, inclusive, shall not Grant withdrawal rights to their new owners.

10.2 The right of withdrawal may be exercised within the period of 30 (thirty) days after publication of the minutes of the General Meeting of MMX Stockholders that approves the Partial Spin-off, by means of letter with notice of receipt (AR) addressed to the branches of Banco Itaú S.A. listed in the notice to the stockholders to be published by MMX informing them of the beginning of the period for the stockholders to exercise their right of withdrawal.

10.3 The amount of the reimbursement will be the book value of the shares of MMX capital stock, based on the stockholders' equity contained in the last balance sheet approved by the stockholders at a general meeting (that is to say, the audited balance sheet as of December 31, 2007), divided by the total number of MMX shares, resulting in the amount of R$5.954083443 per share, already considering the split of the shares of MMX in the proportion of 20 new shares for each existing share, as approved at the General Meeting of MMX Stockholders held April 7, 2008.

11. Appreciation by the Appropriate Authorities

11.1 The Purchase Operation, to be implemented by making the Partial Spin-off fully effective, will be submitted (i) to the Brazilian anti-trust authorities, namely the Administrative Council for Economic Defense - CADE, the Secretary for Economic Law - SDE and the Economic Monitoring Secretariat - SEAE; (ii) the Brazilian Securities Commission ("CVM"); and (iii) BOVESPA.

11.2 As previously indicated, the respective General Meetings of the Companies' Stockholders shall be duly called as soon as the requirements of the Canadian Authorities are fully complied with, inasmuch as the Companies' Board of Directors have already authorized such meetings to be called.

11.3 The shares issued by MMX are listed on the IBRX, ITAG and IGC indexes of BOVESPA. Both IronX and LLX Logística have already filed for their respective registrations as publicly traded companies with the CVM and the listing of their respective shares on the BOVESPA New Market.

***Agreement for Construction of Ore-duct***

On April 17, 2008, through its subsidiary MMX Minas-Rio the Company signed an Agreement with the construction firm Construções e Comércio Camargo Corrêa S.A. to build the ore-duct that is an integral part of the Minas-Rio System.

The agreement calls for implementation of a system of ducts, comprised of welded steel pipes over the 525 km course of the ore-duct, in order to transport iron or in pulp form. The ore-duct will begin in the municipality of Conceição de Mato Dentro, near the installations of the future plant for iron ore beneficiation and concentration to be operated by MMX Minas-Rio, in the municipality of Alvorada de Minas, located in the State of Minas Gerais, and will reach the Port of Açu, in the town of São João da Barra, in the State of Rio de Janeiro, from which point the production will be exported. The construction firm contracted has begun the steps required to build the project, conclusion of which is slated for the first quarter of 2010.

## 7. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the combined consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined consolidated financial statements, and with respect to the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of inventories, property, plant and

equipment, intangibles, deferred income tax assets, environmental liabilities, asset retirement obligations, valuation of derivative instruments and fair value of financial instruments. Actual results could differ from those estimates. The Company reviews the estimates and assumptions periodically.

***Derivative instruments and hedging activities***

The Company accounts for derivatives and hedging activities in accordance with FASB Statement no. 133 - Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

All derivative financial instruments are marked-to-market at each balance sheet date, with the impact of changes in their fair value recorded as financial income (expenses).

***Income taxes***

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

***Property, plant and equipment***

Property, plant and equipment are recorded at cost, including interest capitalized during the construction of major new facilities, less accumulated depreciation. Interest during the construction period on borrowings denominated in foreign currency is capitalized using contractual or average interest rates, exclusive of foreign exchange gains or losses. Depreciation on property, plant and equipment is or will be calculated on the straight-line method over the estimated useful lives of the assets, as detailed in Note 10 in the combined consolidated financial statements. The mining rights are or will be amortized using the unit of production method. Timber resources are stated at cost, less accumulated depletion, which will be determined on the unit-of-production basis.

***Goodwill and intangibles, net***

The Company accounts for business combinations and goodwill according to SFAS No.141, "Business Combinations," and SFAS No.142, "Goodwill and Other Intangible Assets." SFAS No.141 requires that the purchase method of accounting be used for all business

combinations and that certain acquired intangible assets be recognized as assets apart from goodwill. SFAS No.142 provides that goodwill should not be amortized but instead should be tested for impairment annually at the reporting unit level. The Company's annual impairment test was performed in the fourth quarter of fiscal 2007.

Other intangible assets consist of railroad concession rights, which are stated at cost. Amortization is calculated on the straight-line method over the period of the related concession contract, which is 20 years.

***Recoverability of long lived assets***

In accordance with FASB Statement no. 144 - Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant and equipment and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

## 8. CHANGES IN ACCOUNTING POLICIES

There have been no changes in the Company's accounting during the first quarter of 2008.

## 9. DISCLOSURE CONTROLS AND PROCEDURES

***Disclosure Controls and Procedures***

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's President and Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company's system of disclosure controls and procedures includes, but is not limited to, our Policy of Use and Disclosure of Information, our Code of Business Conduct and Ethics and the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

***Internal Controls over Financial Reporting***

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and Brazil to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

There were no changes in the Company's internal control over financial reports during the first quarter that have, or reasonably likely to materially effect, the Company's internal control over financial reporting.

***Limitations of Controls and Procedures***

The Company's management, including the Chairman and Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

MMX Mineração e Metálicos S.A. and subsidiaries
(exploration stage companies)

# Consolidated financial statements

**March 31, 2008 and December 31, 2007**

## Contents

MMX Mineração e Metálicos S.A. and subsidiaries
(exploration or development stage companies)

## Consolidated balance sheets

*(In thousands of U.S. dollars, except share data)*

| | Note | March 31, 2008 | December 31, 2007 |
|---|---|---|---|
| **Assets** | | | |
| **Current assets** | | | |
| Cash and cash equivalents | | 48,447 | 200,567 |
| Marketable securities | 3 | 424,088 | 151,680 |
| Restricted cash | 3 | 28,406 | 24,271 |
| Trade accounts receivable | 4 | 48,425 | 23,039 |
| Recoverable taxes | 5 | 23,313 | 17,289 |
| Inventories | 6 | 71,131 | 72,915 |
| Advances to suppliers and employees | | 26,313 | 36,713 |
| Related parties | 13 | 2,231 | 3,529 |
| Other | | 2,283 | 5,046 |
| | | 674,637 | 535,049 |
| **Noncurrent assets** | | | |
| Investments at equity basis | 8 | 526,503 | 523,734 |
| Property, plant and equipment, net | 9 | 1,022,788 | 781,649 |
| Goodwill and intangibles, net | 10 | 40,958 | 40,237 |
| Related parties | | 2,055 | 2,184 |
| Advance for future investment acquisition | 11 | 1,244 | 1,228 |
| Recoverable taxes | 5 | 29,622 | 26,767 |
| Advances to suppliers | | 23,294 | 16,000 |
| Other | | 1,421 | 8,380 |
| | | 1,647,885 | 1,400,179 |
| **Total assets** | | 2,322,522 | 1,935,228 |
| **Liabilities and shareholders' equity** | | | |
| **Current liabilities** | | | |
| Notes payable | 14 | 117,417 | 61,191 |
| Trade accounts payble | | 55,242 | 78,918 |
| Tax, payroll and related charges | | 38,430 | 50,726 |
| Short-term debt | 15 | 650,215 | 333,103 |
| Accrued interest | | 16,434 | 26,196 |
| Related parties | 13 | 117 | 3,151 |
| Derivative financial instruments | 7 | 5,010 | 1,575 |
| Other current liabilities | | 3,333 | 6,872 |
| | | 886,198 | 561,732 |
| **Long-term liabilities** | | | |
| Notes payable | 14 | 230,553 | 147,650 |
| Long-term debt | 15 | 34,626 | 219,183 |
| Asset retirement obligations | 12 | 5,754 | 4,498 |
| Stock options | 18 | 19,672 | 16,568 |
| Other accrued liabilities | | 2,835 | 2,817 |
| | | 293,440 | 390,716 |
| **Minority interest** | 2 | 60,896 | 4,648 |
| **Shareholders' equity** | | | |
| Shares authorized and issued - holding company: | 17 | | |
| Common stock: 2007- 304,604,840 and 2006 - 304,310,240 | | 480,317 | 480,317 |
| Additional paid-in-capital | | 654,048 | 504,477 |
| Deficit accumulated during the exploration or development stage | | (201,188) | (146,081) |
| Accumulated other comprehensive income | | 148,811 | 139,419 |
| | | 1,081,988 | 978,132 |
| **Total liabilities and shareholders' equity** | | 2,322,522 | 1,935,228 |
| **Going concern** | 1 iii. | - | - |
| **Commitments** | 22 | | |
| **Subsequent events** | 23 | | |

See accompanying notes to combined consolidated financial statements

MMX Mineração e Metálicos S.A. and subsidiaries
(exploration or development stage companies)

## Combined consolidated statements of operations

*(In thousands of U.S. dollars, except per share and share data)*

| | Note | March 31, 2008 | March 31, 2007 | Accumulated as from the inception (January 16, 2001) to March 31, 2008 |
|---|---|---|---|---|
| **Net revenue** | | | | |
| Iron ore sales | | 96,433 | 11,680 | 205,672 |
| Services rendered | | | 304 | 2,106 |
| | | 96,433 | 11,984 | 207,778 |
| Cost of goods sold and services rendered | | (108,917) | (13,034) | (219,131) |
| **Gross income (loss)** | | (12,484) | (1,050) | (11,353) |
| General, sales and administrative expenses | | (40,570) | (22,604) | (318,704) |
| Impairment charge | | - | | (5,471) |
| Exploration costs | | (15,203) | (8,417) | (64,925) |
| **Operating loss** | | (68,257) | (32,071) | (400,453) |
| Other income (expenses): | | | | |
| Financial income | 20 | 26,104 | 43,231 | 374,840 |
| Financial expenses | 21 | (16,046) | (7,927) | (158,883) |
| Loss on equity pick up | 8 | (8,239) | | (20,538) |
| Total other income (expenses) | | 1,819 | 35,304 | 195,419 |
| **Loss before income and social contribution taxes** | | (66,438) | 3,233 | (205,034) |
| **Income and social contribution taxes** | 16 | (3,392) | (1,992) | (4,905) |
| **Loss before minority interest** | | (69,830) | 1,241 | (209,939) |
| **Minority interest** | | 14,723 | | 8,751 |
| **Loss for the year** | | (55,107) | 1,241 | (201,188) |
| **Loss per thousand shares of common stock - basic and diluted** | 19 | (0.18) | 0.01 | (0.66) |
| **Weighted average per shares outstanding - basic and diluted** | | 304,450,219 | 152,155,140 | 304,450,219 |

See accompanying notes to combined consolidated financial statements.

MMX Mineração e Metálicos S.A. and subsidiaries
(exploration stage companies)

## Combined consolidated statements of shareholders' equity (deficit) and comprehensive income (loss

**For the period from inception (January 16, 2001) to March 31, 2008**

*(In thousands, except share data)*

| | Capital stock | | | | Additional paid-in capital | Deficit accumulated during the exploration stage | Accumulated other comprehensive income (loss) | Total shareholders' equity (deficit) |
|---|---|---|---|---|---|---|---|---|
| | Preferred number | Common number | Preferred amount | Common amount | | | | |
| Capital contribution at the inception on January 16, 2001 (cash) | - | 25,187,120 | - | 5 | - | - | - | 5 |
| Capital contribution (other than cash) | - | 50,374,320 | - | 16 | - | - | - | 16 |
| Balances at December 31, 2002 | - | 75,561,440 | - | 21 | - | - | - | 21 |
| Net loss for the year | - | - | - | - | - | (22) | - | (22) |
| Currency translation adjustment | - | - | - | - | - | - | (3) | (3) |
| Comprehensive loss | - | - | - | - | - | - | - | (25) |
| Balances at December 31, 2003 | - | 75,561,440 | - | 21 | - | (22) | (3) | (4) |
| Net loss for the year | - | - | - | - | - | (460) | - | (460) |
| Currency translation adjustment | - | - | - | - | - | - | (58) | (58) |
| Comprehensive loss | - | - | - | - | - | - | - | (518) |
| Balances at December 31, 2004 | - | 75,561,440 | - | 21 | - | (482) | (61) | (522) |
| Capital contribution: | | | | | | | | |
| August 10, 2005 (cash) | - | 25,187,120 | - | 4 | - | - | - | 4 |
| August 25, 2005 (other than cash) | 50,374,320 | - | 17 | - | - | - | - | 17 |
| December 19, 2005 (other than cash) | - | 110,800 | - | 11 | - | - | - | 11 |
| December 19, 2005 (cash) | - | 88,154,960 | - | 7,002 | - | - | - | 7,002 |
| Advance for capital increase on December 27, 2005 (cash) | - | - | - | - | 427 | - | - | 427 |
| Net loss for the year | - | - | - | - | - | (13,185) | - | (13,185) |
| Currency translation adjustment | - | - | - | - | - | - | 401 | 401 |
| Comprehensive loss | - | - | - | - | - | - | - | (12,784) |
| Balances at December 31, 2005 | 50,374,320 | 189,014,320 | 17 | 7,038 | 427 | (13,667) | 340 | (5,845) |
| Capital contribution on March 15, 2006 (cash) | - | 38,259,269,040 | - | 7,073 | (427) | - | - | 6,646 |
| Conversion of preferred into common shares | (50,374,320) | 100,748,640 | (17) | 17 | - | - | - | - |
| Spin off on April 18, 2006 | - | (38,354,552,000) | - | 254 | - | - | - | 254 |
| Capital contribution on July 26, 2005 (cash) net of the related public offering costs of $52,022) | - | 101,007,200 | - | 416,051 | - | - | - | 416,051 |
| Capital contribution on August 23, 2006 (cash) | - | 8,823,040 | - | 42,092 | - | - | - | 42,092 |
| Share-based compensation | - | - | - | - | 18,210 | - | - | 18,210 |
| Net loss for the year | - | - | - | - | - | (66,968) | - | (66,968) |
| Currency translation adjustment | - | - | - | - | - | - | 10,605 | 10,605 |
| Comprehensive loss | - | - | - | - | - | - | - | (56,363) |
| Balances at December 31, 2006 | - | 304,310,240 | - | 472,525 | 18,210 | (80,635) | 10,945 | 421,045 |
| Net income for the period | - | - | - | - | - | 1,241 | - | 1,241 |
| Currency translation adjustment | - | - | - | - | - | - | 17,774 | 17,774 |
| Comprehensive loss | - | - | - | - | - | - | - | 19,015 |
| Balances at March 31, 2007 | - | 304,310,240 | - | 472,525 | 18,210 | (79,394) | 28,719 | 440,060 |
| Share-based compensation | | | | | 52,302 | | | 52,302 |
| Stock options exerciser in the year | | 299,600 | | 7,792 | (7,792) | | | |
| Gain on change in the subsidiaries ownership | | | | | 441,757 | | | 441,757 |
| Loss for the period | | | | | | (66,687) | | (66,687) |
| Currency translation adjustment | | | | | | | 110,700 | 110,700 |
| Comprehensive income | - | - | - | - | - | - | - | 485,770 |
| Balances at December 31, 2007 | - | 304,609,840 | - | 480,317 | 504,477 | (146,081) | 139,419 | 978,132 |
| Share-based compensation | | | | | 6,057 | | | 6,057 |
| Gain on change in the subsidiaries ownership | | | | | 143,514 | | | 143,514 |
| Loss for the period | | | | | | (55,107) | | (55,107) |
| Currency translation adjustment | | | | | | | 9,392 | 9,392 |
| | | | | | | | | - |
| Comprehensive income | - | - | - | - | - | - | - | 97,799 |
| Balances at March 31, 2008 | - | 304,609,840 | - | 480,317 | 654,048 | (201,188) | 148,811 | 1,081,988 |

See accompanying notes to combined consolidated financial statements

MMX Mineração e Metálicos S.A. and subsidiaries
(exploration stage companies)

## Combined consolidated statements of cash flows

*(In thousands of U.S. dollars)*

| | Three Month Period ended March 31, 2008 | Three Month Period ended March 31, 2007 | Accumulated as from the inception (January 16, 2001) to March 31, 2008 |
|---|---|---|---|
| **Cash flows used in operating activities** | | | |
| Net income (loss) for the period | (55,107) | 1,241 | (201,188) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | |
| Depreciation, amortization and accretion | 12,800 | 1,829 | 17,692 |
| Equity pick-up | 8,239 | - | 20,538 |
| Share-based compensation | 9,161 | 1,453 | 95,224 |
| Minority interests | (14,723) | - | (14,723) |
| Write off of mining rights | - | - | 1,110 |
| Exchange variation (gain) loss | (7,928) | (9,931) | (68,914) |
| Derivative financial intruments | 3,373 | 2,350 | (57,162) |
| Impairment charge | - | - | 5,471 |
| Other | | | 8,192 |
| (Increase) decrease in assets: | | | |
| Purchase of marketable securities | (267,189) | 51,620 | (358,281) |
| Restricted cash | (3,781) | (8) | (17,228) |
| Accounts receivable | (25,124) | (5,446) | (35,876) |
| Recoverable taxes | (8,473) | (4,638) | (47,015) |
| Inventories | 2,498 | (7,286) | (66,985) |
| Advances to suppliers | 3,747 | (222) | (31,293) |
| Other | 5,366 | 859 | (10,289) |
| | | | - |
| Increase (decrease) in liabilities: | | | - |
| Trade accounts payable | (24,365) | 10,295 | 44,335 |
| Taxes, payroll and related charges | (11,985) | 2,970 | 32,358 |
| Other current liabilities | (6,874) | - | (1,698) |
| Other accrued liabilities | 4,869 | (6,573) | 2,801 |
| Other payables | - | - | (1,219) |
| Net cash used in operating activities | (375,496) | 38,513 | (684,150) |
| **Cash flows from investing activities** | | | |
| Additions to property, plant and equipment | (245,472) | (129,001) | (1,039,191) |
| Additions to intangible assets | (207) | - | (560) |
| Purchase of net asset in connection with acquisition - mainly mining rights | - | - | (123,488) |
| Net cash used in investing activities | (245,679) | (129,001) | (1,163,239) |
| **Cash flows from financing activities** | | | |
| Notes payable and debt: | | | |
| Loans obtained: | | | |
| Short-term | 406,687 | 59,955 | 1,076,668 |
| Long-term | (184,895) | 53,977 | 38,136 |
| Loans paid short term | (99,402) | (19,934) | (250,928) |
| Notes payable obtained | 135,042 | 20,028 | 340,581 |
| Notes payable paid | - | (2,064) | (45,615) |
| Related parties | (2,674) | - | 37,355 |
| Gain on the consolidated subsidiary ownership | 143,514 | - | 143,514 |
| Minority interests | 70,228 | - | 97,781 |
| Capital increase | - | - | 472,271 |
| Net cash provided by financing activities | 468,500 | 111,962 | 1,909,763 |
| **Increase (decrease) in cash and cash equivalents** | (152,675) | 21,474 | 62,374 |
| **Cash decrease by the exclusion of subsidiarie's cash previoulsy consolidated and the inclusion of subsidiarie purchased** | - | - | (32,238) |
| | | | - |
| **Effect of exchange rate changes on cash and cash equivalents** | 555 | (3,642) | 18,311 |
| | (152,120) | 17,832 | 48,447 |
| **Cash and cash equivalents, beginning of the period** | 200,567 | 1,743 | - |
| **Cash and cash equivalents, end of the period** | 48,447 | 19,575 | 48,447 |
| | (152,120) | 17,832 | 48,447 |
| **Supplementary disclosure of cash flow information** | | | |
| Interest paid during the year | 9,486 | 2,690 | 27,504 |

See accompanying notes to combined consolidated financial statements

# MMX Mineração e Metálicos S.A. and subsidiaries (exploration stage companies)

# Consolidated financial statements

## March 31, 2008 and December 31, 2007

*(In thousands of U.S. dollars, unless otherwise stated)*

## 1 Summary of significant accounting policies and practices

### *i. Description of business*

MMX Mineração e Metálicos S.A. ("the Company" or "MMX") is a holding company of a group of subsidiaries, most of them in the exploration stage.

In order to register as a Public Company in Brazil, MMX has gone through a reorganization process, which is summarized below:

MMX Mineração e Metálicos S.A. ("the Company" or "MMX") is a publicly traded joint stock corporation under Brazilian law traded on the BOVESPA Stock Exchange in Brazil under the code MMXM3 MMX consists of a group of subsidiaries, most of them in the exploration or development stage.

The object of MMX is to engage in the following main businesses: mining, transformation, transportation and sale of iron ore; manufacture transformation, transportation and sale of steel inputs; as well as construction, operation and commercial use of maritime and railroad terminals.

Either directly or through subsidiary companies, MMX develops projects in the areas of mining, logistics and industrial processing of metallic products and steel inputs with added value, always based on iron ore mined by the Company itself. MMX has mineral resources resulting from the acquisition of and filing for mining rights whereby the Company itself performs the prospecting work and mines the iron ore.

### *ii. Current three month- period development*

On March 3, 2008, AVX, a Company subsidiary, concluded the operation for acquisition of Minerminas - Mineradora Minas Gerais Ltda. ("Minerminas").

In exchange for the purchase of the 100% of the shares in Minerminas, AVX will pay a total amount of $115,625 in 7 consecutive semi-annual installments. The first installment, in the amount of $16,518, has already been settled and the remaining six installments, in the same amount, will be settled in the forthcoming months of July and January, ending in January 2011.

*(In thousands of U.S. dollars, unless otherwise stated)*

Through its subsidiary AVX the Company is integrating the operations of AVG with those of Minerminas, in order to achieve synergies and efficiency gains.

The Company holds the following corporate interests at March 31, 2008:


MMX Mineração e Metálicos S.A
Bay Service Serviços Portuários Ltda
73%
MMX Amapá Mineração Ltda.
IRX Mineração Ltda.
MMX Minas-Rio Mineração S.A
LLX Logística S.A
70%
MMX Corumbá Mineração Ltda.
MMX Metálicos Corumbá Ltda.
MMX Metálicos Amapá Ltda.
MMX Properties LLC
Bahia Ferro Mineração Ltda.
AVX Mineração e Participações Ltda
99,99%
MMX Logística do Amapá Ltda.
100%
99,99%
Bonsagato Agropastoril S.A.
MMX Mineração do Serro Ltda
100%
99,99%
MMX Trade Shipping LLC
MMX Comercial Exportadora S.A.
100%
MMX Pig Iron Trading & Shipping LLC
100%
94,98%
MINERMINAS – Mineradora Minas Gerais Ltda.
AVG Mineração S.A.
51%
LLX Açú Operações Portuárias S.A.
LLX Minas Rio Logística S.A
99,99%
99,99%
LLX Sudeste Operações Portuárias S.A.
Pedreira Sepetiba Ltda.

As of March 31, 2008, MMX had direct and indirect participation in the following projects through its subsidiary companies:

**a. MMX Amapá System**

The Company, through its subsidiary MMX Amapá, has current activities in mining exploration (excluding those related to copper and precious metals) in the Municipalities

of Pedra Branca do Amapari and Serra do Navio, in the State of Amapá. Such activities are being handled by means of an exploration contract entered into between the subsidiary MMX Amapá and Mineração Pedra Branca do Amapari Ltda. ("MPBA"), a subsidiary of Canadian company Goldcorp Inc.

The Company incorporated MMX Logística do Amapá Ltda. ("MMX Logística do Amapá") on February 23, 2006, for the purpose of obtaining from the State of Amapá a Concession for Exploration of Freight and Passenger Railway Transportation Service at the Amapá ("EFA") Railway. The railroad operation concession is for a period of 20 years, with an option of an additional 20 years, and is aimed at developing the transportation logistics of extracted iron ore from the mines held by the Company in the State of Amapá.

During the second half of 2006, MMX Logística do Amapá started its operations and is complying with the commitimens with third parties undertaken by the concession agreement. Its parent company, MMX Amapá made the first outflow of iron ore on December 31, 2007 and started-up the production in January 2008.

According to the Concession Agreement, MMX Logística do Amapá must invest in the first two concession years in the restoration of the railway.

**b. MMX Minas-Rio System**

At the Incorporation General Meeting held on March 1, 2007 the Company and its indirect subsidiary MPC (currently MMX Minas-Rio) established LLX Logística whose operations consist of the integrated transport logistics services. MX Minas-Rio, LLX Minas-Rio, LLX Açu and MMX Serro, are the owners of mining rights located in the Quadrilátero Ferrífero region and in the Serra do Espinhaço, in the State of Minas Gerais. These assets support the "MMX Minas-Rio System", production of iron ore and its transportation via a mining pipeline, which will connect the mining region to the Municipality of São João da Barra, in the State of Rio de Janeiro, where the Company and its subsidiaries own a site suitable for the construction of a port with capacity to receive deep draft ships.

*(In thousands of U.S. dollars, unless otherwise stated)*

On January 17, 2008 the OTPP injected capital in LLX Logística in the amount of $185,000, pursuant to a contract signed for subscription by that Canadian pension fund of 15% of the shares in the Company's logistics subsidiary LLX Logística.

**c. MMX Corumbá System**

The Company, through its subsidiary MMX Corumbá Mineração Ltda. ("MMX Corumbá"), is the holder and lessee of mining rights in the City of Corumbá, State of Mato Grosso do Sul. MMX Corumbá is in the current phase of limited production of iron ore through the operation of its two mines. During the fourth quarter of 2006, the subsidiary started exporting iron ore.

The Company, through its subsidiaries MMX Metálicos Corumbá Ltda. ("MMX Metálicos Corumbá") and MMX Metálicos Amapá Ltda. ("MMX Metálicos Amapá") is currently developing projects of integrated plants for the production of cast iron and semi-finished products, preferably in the States of Amapá and Mato Grosso do Sul, where the Company's own mines are located, and at the deployment of a pelletizing plant on the property of a subsidiary of the Company in the Municipatily of São João da Barra.

On January 5, 2007, the subsidiary MMX Metálicos Corumbá entered into a long-term agreement with Cargill, Incorporated ("Cargill") for the supply of cast iron production of MMX Corumbá System, with a firm guarantee of removal and delivery. Committed to buy the agreed volume as from August 2007, Cargill will be the only company, excluding South American companies, to purchase the cast iron production acquired from MMX Metálicos Corumbá originating from the MMX Corumbá System.

On January 3,2008, the Company was granted operating license No. 476/2007 to begin the operation

### *iii. Going concern*

The Company and most of the subsidiaries are still in an exploration stage and thus have not commenced its planned principal operations, being dependent upon the financial support of the shareholders or capital infusions from third parties up to the moment, their operations are profitable. In the absence of such support, there could be substantial uncertainties about the Company's and subsidiaries' ability to conduct its planned principal operations as a whole. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company and its subsidiaries to continue as going concern. Notwithstanding the foregoing, the MMX Corumbá system are already delivering iron ore products and MMX Amapá System, and, in January 2008, started generating revenues from iron ore mining activities. In order to finance the capital for the remaining operations, namely their metallic operation at the MMX Minas-Rio and MMX Amapá Systems the Company raised capital by means of an initial public offering and additionally is obtaining and negotiating financing from various financial institutions.

## 2 Summary of Significant accounting Policies

### *a. Basis of presentation and consolidation*

In the opinion of the management of the Company, the accompanying consolidated financial statements contain all adjustments (which are normal recurring accruals) necessary to present fairly its financial position as of March 31,2008, and its consolidated results of operations and cash flows for the three months period ended March 31, 2008. Interim results for the three months period ended March 31, 2008. The interim financial statements shall be read in conjunction with the company's annual report for the year ended December 31,2007.

# MMX Mineração e Metálicos S.A. and subsidiaries (exploration stage companies)

# Consolidated financial statements

*(In thousands of U.S. dollars, unless otherwise stated)*

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"), which differ in certain respects from Brazilian accounting principles applied by the Company and its subsidiaries in their statutory financial statements. U.S. generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in Canada. The Company has presented the nature of such differences in Note 21 to the financial statements.

The Company maintains its statutory accounting records in local currency, the real. The U.S. dollar amounts presented in the consolidated financial statements have been remeasured (translated) from the local currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") no. 52 - Foreign Currency Translation.

The Company and its subsidiaries (collectively "the Companies") determined the local currency (real) as their functional currency and have translated all assets and liabilities into U.S. dollars at the current exchange rate at March 31, 2008 and December 31, 2007 (R$1.7491 and R$1.7713 to US$1.00, respectively), and all amounts in the statements of operations and cash flows at the average rates prevailing during each of the months within the period ended March 31, 2008 and 2007 and the period from the inception date (January 16, 2001) to March 31,2008, including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency. The related translation adjustments are included in accumulated other comprehensive income (loss), a component of shareholders' equity (deficit). All significant intercompany balances and transactions have been eliminated in consolidation.

*(In thousands of U.S. dollars, unless otherwise stated)*

The details of the consolidated subsidiaries are as follows:

| | Ownership percentage | |
|---|---|---|
| | **March 31, 2008** | **December 31, 2007** |
| Direct subsidiaries: | | |
| MMX Amapá | 70.00 | 70.00 |
| MMX Minas Rio | (*) | (*) |
| MMX Minas Rio Mineração Logistica Ltda (currently MMX Minas Rio) | - | - |
| MMX Corumbá | 70.00 | 70.00 |
| MMX Metálicos Corumbá | 99.99 | 99.99 |
| MMX Properties | 100.00 | 100.00 |
| IRX | 80.00 | 80.00 |
| MMX Metalicos Amapá | 99.99 | 99.99 |
| LLX Logística | 85.00 | 99.99 |
| Bahia Ferro | 24.00 | 24.00 |
| Bay Service Serviços | 99.99 | 99.99 |
| AVX | 99.99 | 99.99 |
| Indirect subsidiaries: | | |
| IRX | - | - |
| MPC (currently MMX Minas Rio) | - | - |
| MMX Logística do Amapá | 69.99 | 69.99 |
| MMX Serro | (*) | (*) |
| LLX Açu | 69.99 | 69.99 |
| LLX Minas-Rio | (*) | (*) |
| LLX Sudeste | 69.98 | 69.98 |
| Pedreira Sepetiba | 69.98 | 69.98 |
| MMX Trade | 70.00 | 70.00 |
| MMX Comercial Exportadora | 69.99 | 69.99 |
| MMX Pig Iron | 99.99 | 99.99 |
| | 99.99 | 99.80 |

*(In thousands of U.S. dollars, unless otherwise stated)*

| | |
|---|---|
| Minerminas | 99.80 |
| AVG | |

(*)The details of the non-consolidated subsidiaries are as follows:

| | Ownership percentage | |
|---|---|---|
| | **March 31, 2008** | **December 31, 2007** |
| MMX Minas Rio (a) | 51.00% | - |
| LLX Minas Rio (b) | 51.00% | - |

**(a)** Includes the indirect investee MMX Mineração do Serro – 99.99%.
**(b)** Indirect investee of LLX Logística – 51%.

Those non-consolidate companies was previously part of the Company's consolidated financial statements prepared for the periods ended up to June 30, 2007. In July 2007, a new minority shareholder has contributed to capital, when it was signed a partners' agreements for both companies, by which the minority shareholder has substantive approval and veto rights. As a result and in accordance with rules set forth by EITF 96-16 , MMX has been accounting for those investments under by the equity method as from July 2007, although the Company currently owns 51% of the common stock of these non-consolidated subsidiaries.

The accounting policies have been consistently applied in all the consolidated and non- consolidated companies and are consistent with those used in the previous year.

Except for LLX Logistica and LLX Açu , the subsidiaries in which minority interest exists have presented losses exceeding the minority interest in the equity capital of these subsidiaries, such excess applicable to the minority interest were charged against net loss, as there is no obligation for the minority interest to make good such losses. However, if future earnings do materialize, the current net income will be credited to the extent of such losses previously absorbed.

### *ii. Use of estimates*

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and with respect to the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of inventories, property, plant and equipment, intangibles, deferred income tax assets, environmental liabilities, asset retirement obligations, valuation of derivative instruments, share-based compensation and fair value of financial instruments. Actual results could differ from those estimates. The Company reviews the estimates and assumptions periodically.

### ***iii. Recently adopted accounting standards***

FIN 48 - In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 - Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 ("FIN 48"), which became effective on January 1, 2007 (see Note 15 - Income Tax)

## 3 Marketable securities and restricted cash

Marketable securities represent amounts invested in exclusive funds managed by financial institutions and linked to federal government securities and private securities ("CDB") of first-class financial institutions, as well as private securities (Bank Credit Notes and Debentures) issued by companies and financial institutions, all having average profitability equivalent to DI Cetip (CDI - Interbank Deposit Certificate).

*(In thousands of U.S. dollars, unless otherwise stated)*

The Company has a portion of its financial investments as restricted investments, as mentioned in Note 6, in the total amount of $28.406, and there is no loss in the accruing of interests referring to such investments.

The portfolio of marketable securities is broken down as follows:

| | Nature of investments | | | | |
|---|---|---|---|---|---|
| **Financial institution** | **Govenment Bonds** | **Purchase and sales commitments** | **CDB (a)** | **Total March 31, 2008** | **Total December 31, 2007** |
| Exclusive funds: | | | | | |
| Banco Pactual | 2,665 | 186,530 | 77,276 | 266,471 | 150,983 |
| Bradesco | 1,528 | 106,978 | 44,313 | 152,818 | - |
| Credit Suisse | - | - | - | - | |
| | 4,193 | 293,508 | 121,589 | 419,289 | 150,983 |
| Other marketable securities: | | | | | |
| Banco Itaú BBA | - | 25,223 | - | 25,223 | 24,271 |
| Banco do Brasil | 3,788 | | | 3,788 | |
| Bradesco and other | | | 1,011 | 1,011 | 697 |
| ABN AMRO Bank | | | 3,183 | 3,183 | |
| | 3,788 | 25,223 | 4,194 | 33,205 | 24,968 |
| Total marketable securities | 7,981 | 318,731 | 125,783 | 452,494 | 175,951 |
| Restricted cash | - | (25,223) | (3,183) | (28,406) | (24,271) |
| Total marketable securities, net | 7,981 | 293,508 | 122,600 | 424,088 | 151,680 |

(a) Bank deposit certificates issued by Brazilian banks.

*(In thousands of U.S. dollars, unless otherwise stated)*

These funds are held exclusively for the Company in major financial institutions and are short-term and immediately available. The Company has not incurred in any losses on these investment funds for the three months period ended March 31, 2008 and 2007.

## 4 Trade account receivable

Trade accounts receivable are mainly related to the MMX Corumbá System's ore exports, amounting to $13,269 ($1,948 at December 31, 2006) as follows:

| | March 31, 2008 | December 31, 2007 |
|---|---|---|
| Domestic | 20,632 | 8,112 |
| Foreign | 27,793 | 14,927 |
| Total | 48,425 | 23,039 |

*(In thousands of U.S. dollars, unless otherwise stated)*

## 5 Recoverable taxes

Recoverable taxes are comprised of the following:

| | March 31, 2008 | December 31, 2007 |
|---|---|---|
| Withholdinhg taxes ("IRRF") | 18.516 | 14.929 |
| Value added tax ("ICMS") | 31.563 | 27.133 |
| Other | 2.856 | 1.994 |
| TOTAL | 52.935 | 44.056 |
| Current assets | 23.313 | 17.289 |
| Noncurrent assets | 29.622 | 26.767 |

*(In thousands of U.S. dollars, unless otherwise stated)*

## 6 Inventories

The inventories are comprised by finished goods of iron ore of MMX Corumbá and MMX Trade Shipping LLC and raw material, as follows:

| | March 31, 2008 | December 31, 2007 |
|---|---|---|
| Finished goods | 67,227 | 68,090 |
| Raw material | 2,773 | 2,781 |
| Warehouse | 1,131 | 2,044 |
| Total | 71,131 | 72,915 |

*(In thousands of U.S. dollars, unless otherwise stated)*

## 7 Fair value of financial instruments

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. Certain assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. The estimated fair values of financial instruments are as follows:

| | March 31, 2008 | | December 31, 2007 | |
|---|---|---|---|---|
| | **Carrying amounts** | **Fair value** | **Carrying amounts** | **Fair value** |
| Financial assets: | | | | |
| Cash and cash equivalents | 48,447 | 48,447 | 200,567 | 200,567 |
| Derivatives financial instruments - net | (5,010) | (5,010) | (1,575) | (1,575) |
| Marketable securities | 424,088 | 424,088 | 151,680 | 151,680 |
| Restricted cash | 28,406 | 28,406 | 24,271 | 24,271 |
| Financial liabilities: | | | | |
| Debt: | | | | |
| In foreign currency | 491,394 | 492,761 | 419,599 | 420,931 |
| In local currency | 193,446 | 193,446 | 132,687 | 132,687 |
| Notes payable: | | | | |
| In foreign currency | 316,040 | 316,046 | 172,815 | 172,815 |
| In local currency | 31,924 | 31,924 | 36,026 | 36,026 |

***Criteria, assumptions and limitations used to calculate the market value***

*Cash and cash equivalents*

The accounting value approximates the market value of the trading securities due to the short-term maturity of these instruments.

*Marketable securities and restricted cash*

Both carrying amount and fair value of the marketable securities, including "the part restricted as collateral", are calculated based on current market rates applicable for such type of debt securities.

*Debt*

The fair value of the Company's debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers.

*Notes payable*

The fair value of notes payable is calculated and recorded through the discounting of the Company's cash flows using a market interest rate of 8%, whenever the notes do not include an explicit interest rate or includes rates lower then 8%. This results in reflecting a more favorable condition that would otherwise have been available to the subsidiary. The fair value of notes payable with explicit interest rates, approximates the carrying value due to the short-term maturity of such notes.

*(In thousands of U.S. dollars, unless otherwise stated)*

*Derivatives financial instruments*

The fair value is determined based on quotations provided by the financial institutions which issued the financial instruments.

The following table presents the estimated fair values of the Company's derivative financial instruments:

| | Fair value | |
|---|---|---|
| | **March 31, 2008** | **December 31, 2007** |
| Currency transactions: | | |
| For a $185,000 amount (Banco Votorantim S.A.), maturing February 1, 2008 | | (930) |
| For a $25,000 amount (Banco Pactual ), maturing February 1, 2008 | | (101) |
| For a $105,000 amount (Banco Pactual ), maturing February 1, 2008 | | (425) |
| For a $20,000 amount (Banco Pactual S.A.), maturing March 3, 2008 | | (119) |
| For a $105,000 amount (Banco Bradesco), maturing February 1, 2009 | (3,611) | |
| For a $25,000 amount (Banco Bradesco), maturing February 1, 2009 | (397) | |
| For a $20,000 amount (BancoUNIBANCO.), maturing February 1, 2009 | (247) | |
| For a $50,000 amount (Banco UNIBANCO.), maturing February 2, 2009 | 587 | |
| For a $25,000 amount (Banco Itau BBA.), maturing February 1, 2009 | (1,009) | |
| For a $30,000 amount (Banco Bradesco), maturing February 1, 2009 | (1,619) | |
| For a $80,000 amount (Banco Itau BBA), maturing April 15, 2008 | 1,145 | |
| For a 80,000 amount (Banco Itau BBA), maturing April 15, 2008 | 141 | |
| Total | (5,010) | (1,575) |

## 8 Investments in non-consolidated companies

Investments in subsidiaries companies accounted for under the equity method consist of 51% of the common stock of LLX Minas Rio and 51% of common stock of MMX Minas Rio. As explained in Note 1, minority shareholder has substantive approval and veto rights. As a result, MMX has been accounting for those investments under by the equity method as from July 2007 (date of the capital contribution of such minority shareholder), although the Company currently owns 51% of the commom stock of these non-consolidated subsidiaries, in accordance with rules set forth by EITF 96-16.

The summary financial information for the investees as of March 31, 2008 and for the three months period then ended is as follows:

[redacted]

*(In thousands of U.S. dollars, unless otherwise stated)*

The company's investment is these subsidiaries totals to $526,503 and the equity pick up loss recorded in its statement of operation amounts to $(8,239).

## 9 Property, plant and equipment

| | | March 31, 2008 | | | December 31, 2007 | | |
|---|---|---|---|---|---|---|---|
| | Annual depreciation - depletion rates (%) | Cost | Accumulated depreciation | Carrying amount | Cost | Accumulated depreciation | Carrying amount |
| Mining rights | (a) | 384.637 | (846) | 383.791 | 225.984 | (652) | 225.332 |
| Asset retirement obligation | (a) | 3.791 | - | 3.791 | 3.756 | - | 3.756 |
| Land | - | 37.996 | - | 37.996 | 49.933 | - | 49.933 |
| Forest | (b) | 18.016 | - | 18.016 | 3.508 | - | 3.508 |
| Aircraft | 10 | 5.938 | (50) | 5.888 | 5.864 | (57) | 5.807 |
| Building and improvements | 8 | 4.542 | (477) | 4.065 | 3.867 | (355) | 3.512 |
| Railroad equipment | 5 | 21.985 | (672) | 21.313 | 14.706 | (413) | 14.293 |
| Machinery and equipment | 10 | 377.592 | (17.812) | 359.780 | 84.640 | (6.353) | 78.287 |
| Furniture and fixture | 10 | 3.231 | (363) | 2.868 | 2.168 | (279) | 1.889 |
| Vehicles | 20 | 37.400 | (4.843) | 32.557 | 28.596 | (3.441) | 25.155 |
| Data processing equipment | 20 | 6.369 | (1.167) | 5.202 | 5.549 | (862) | 4.687 |
| Advances for fixed assets acquisition | | 147.521 | - | 147.521 | 365.490 | - | 365.490 |
| Other | 20 | - | - | - | - | - | - |

(a) Units of production method.

(b) The depletion of the forest reserves will be calculated based on the volume of timber cut in relation to the potential existing volume.

During the three-month period ended March 31, 2008 and 2007 and accumulated as from the inception January 16, 2001, the Company had capitalized interest in the total amount of $ 2,225, $3,630 and $14,746, respectively.

All property, plant and equipment items are located in Brazil and will be employed in the mining business. The Company's management believes that the balance of its fixed assets is recoverable through cash flows from its future operations, as from the operation's start-up date.

*(In thousands of U.S. dollars, unless otherwise stated)*

*Mining rights*

***Mining rights are detailed as follows:***

| **Subsidiary** | **State** | **Mining right** | **March, 31 2008** | **December, 31 2007** |
|---|---|---|---|---|
| Acquisitions: | | | | |
| (a) IRX | Bahia | Iron ore | 96 | 95 |
| (b) MMX Corumbá | Mato Grosso do Sul | Iron ore | 16.554 | 16.347 |
| (c) AVX | Minas Gerais | Iron ore | 314.297 | 195.853 |
| (d) AVG | Minas Gerais | Iron ore | 12.914 | 13.350 |
| (e) Minerminas | Minas Gerais | Iron ore | 1.671 | - |
| Other | | | 38.762 | - |
| | | | 384.294 | 225.645 |
| Accumulated depletion: | | | | |
| MMX Corumbá | | | (681) | (573) |
| Minerminas | | | (79) | - |
| AVG | | | (86) | (79) |
| | | | (846) | (652) |
| Advances for mining rights acquisition: | | | | |
| (i) MMX | Paraiba | Iron ore | 343 | 339 |

(In thousands of U.S. dollars, unless otherwise stated)

(a) Mining rights acquired on September 9, 2004.

(b) Located in the Municipality of Corumbá, acquired by the subsidiary MMX Corumbá in August 2005, at an initial cost of $12,500, which was fully paid in 2005.

(c) Mining rights acquired by Companhia de Mineração Serra da Farofa – ("CEFAR"), in the location known as Conjunto das Farofas, in the municipalities of Brumadinho and Igarapé, State of Minas Gerais.

(d) Mining rights acquired on May 18, 2007 located in the municipalities of São José da Lagoa Tapada, Coremas, Nazarezinho and Aguiar, in the State of Paraíba, for which the Company paid $339.

(e) Mining rights acquired on January, 2008, in the location known as Conjunto das Farofas, in the municipalities y Brumadinho state of Minas Gerais.

### *Aircraft lease-back operation*

The subsidiary MMX Metálicos acquired an aircraft in February 2006, at the price of $6,000, and, subsequently, on May 16, 2006, the subsidiary signed an aircraft sale-lease-back agreement in the amount of $5,400, for a term of 120 months and with a residual value of $1,350. The $600 loss was recognized in the statement of operations for the period ended June 30, 2006. The lease is repayable quarterly, which began in September 2006.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 10 Intangibles, net

Intangible assets consist of the following:

| | March 31, 2008 | December31, 2007 |
|---|---|---|
| Railroad concession rights | 463 | 459 |
| Accumulated amortization | (38) | (34) |
| Non allocated goodwill (not amortized) | 40,533 | 39,812 |
| | 40,958 | 40,237 |

The non allocated goodwill upon acquisition of the shares in LLX Sudeste and Pedreira Sepetiba Ltda by the Company's subsidiary LLX Açu is based on expectations for future profitability of the Port of Açu project.

Aggregate amortization expense on intangible assets was $33 and $50 for the periods ended March 31, 2008, 2007, and accumulated as from the inception, January 16, 2001 to March 31, 2008, respectively. Estimated amortization expense for each of the five succeeding fiscal years is as follows:

| | |
|---|---|
| 2008 | 21 |
| 2009 | 21 |
| 2010 | 21 |
| 2011 | 21 |
| 2012 | 21 |

## 11 Advance for future investment acquisition

On July 11, 2006, the subsidiary MMX Corumbá advanced the amount of $1,244 for the future acquisition of shares of the company Mineral Service Ltda. ("Mineral Service"), who is the owner of the mining rights to explore for iron ore in the State of Mato Grosso do Sul. The completion of the acquisition is subject to the effective transfer of mining rights to Mineral Service and the total cost will be $14,000, which will be paid after Mineral Service accomplishes some terms according to the contract. If Mineral Service does not accomplish the terms of the contract, MMX has the right to request reimbursement for the advanced amount. The Company granted a guarantee in favor of MMX Corumbá, amounting to $17,952, for this operation.

## 12 Asset retirement obligations

The Company has asset retirement obligations arising from regulatory requirements to perform certain asset retirement activities when the right to perform mining activities is over. The liability is initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized and for the operational assets are being depreciated over the related long-lived asset's useful life by the unit of production method. The following table presents the activity for the asset retirement obligations:

# MMX Mineração e Metálicos S.A. and subsidiaries (exploration stage companies)

## Consolidated financial statements

*(In thousands of U.S. dollars, unless otherwise stated)*

| | **March31, 2008** | **December 31,2007** | **Inception date (January 16, 2001) to March 31, 2008** |
|---|---|---|---|
| Beginning balance: | 4.498 | 5.879 | - |
| Liabilities incurred | 818 | 1,276 | 4,710 |
| Accretion expense – net | 438 | 1,535 | 5,236 |
| Exclusion of balance from non-consolidated companies previously consolidated | | (4,192) | (4,192) |
| Ending Balance | 5,754 | 4,498 | 5,754 |

*(In thousands of U.S. dollars, unless otherwise stated)*

13 ***Transactions with related parties***

| | Assets | | Liabilities | |
|---|---|---|---|---|
| | **March 31, 2008** | **December 31, 2007** | **March 31, 2008** | **December 31, 2007** |
| MMX Minas-Rio | 1,516 | 2,962 | 117 | 369 |
| MPX Mineração | 187 | 105 | - | - |
| OGX Petróleo e Gás Ltda. | 150 | 40 | - | - |
| Spritit of Brazil Ltda. | 4 | 201 | - | - |
| EBX Siderurgia da Bolívia Ltda. | 381 | 335 | - | - |
| Terminal de Cargas Sarzedo Ltda. | 1,670 | 1,709 | - | - |
| GVA Mineração Ltda. | 165 | 121 | - | - |
| LLX Minas-Rio | 209 | 234 | - | 2,782 |
| Other | 4 | 6 | - | - |
| | 4,286 | 5,713 | 117 | 3,151 |
| Current | 2,231 | 3,529 | 117 | 3,151 |
| Long-term | 2,055 | 2,184 | - | - |

The balances as of March 31, 2008 and December 31, 2007 resulted from transactions of the Company with its direct and indirect subsidiaries, which were made under usual market conditions for the respective types of operations.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 14 Notes payable

| | | March 31, 2008 | | December 31, 2007 | |
|---|---|---|---|---|---|
| | | Current | Long-term | Current | Long-term |
| R$63,814 thousand (equivalent to $ 36,844, less unamortized $4,920) face amounts as of December 31, 2007 due in December 2009. | **(a)** | 18,242 | 13,682 | 18.013 | 18.013 |
| $183,359 face amounts as of December 31, 2007, non-interest bearing (less unamortized discount based on imputed interest rate of 3.92% - 2007: $16,578), due in December 2011. | **(b)** | 77.741 | 196.857 | 40.972 | 123.016 |
| $10,395 face amounts as of December 31, 2007, non-interest bearing (less unamortized discount based on imputed interest rate of 8% - 2007: $1,390), due in August 2011. | **(c)** | 2.251 | 6.754 | 2.206 | 6.621 |
| R$ 3,560 thousand (equivalent to $ 2,035) due in june, 2008 | **(d)** | 2,035 | | | |
| Other | | 17,148 | 13,260 | - | - |
| Total | | 117,417 | 230,553 | 61.191 | 147.650 |

*(In thousands of U.S. dollars, unless otherwise stated)*

(a) Remaining balance payable to the seller, due in 24 equal and consecutive monthly installments of $1,501, restated according to the IGP-M, as explained in Note10;

(b) Outstanding balance payable to the seller, due in four annual installments restated according to the United States Consumer Price Index (USCPI) in the amount of $45,000, on December 5, 2008, 2009, 2010 and 2011, respectively;

(c) Remaining balance payable to the seller, payable in four annual installments of $2,600 on August 30, 2008, 2009, 2010 and 2011, respectively, as detailed in Note 10.

(d) Remaining balance payble to the seller, payble in two installments restated on April 28,2008 due june 28, 2008.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 15 Debt

| | | | | | Consolidated | |
|---|---|---|---|---|---|---|
| Institutions | Currency | Interest % p.a. | Garantees | Final maturity date | March 31,2008 | December 31,2007 |
| Leasing Aircraft | US$ | Libor + 2,85% | (a) | 1/7/2016 | 4.691 | 4.774 |
| Banco Itaú BBA S.A. | US$ | 7,80% | (d) | 29/1/2008 | - | 46.680 |
| Banco Itaú BBA S.A. | US$ | 7,80% | (e) | 29/1/2008 | - | 80.000 |
| Banco Itaú BBA S.A. | US$ | | (d) | 26/6/2008 | 80.000 | - |
| Banco Itaú BBA S.A. | US$ | | (d) | 15/4/2008 | 47.197 | - |
| Banco Itaú BBA S.A. | US$ | 7,00% | (d) | 26/6/2008 | 46.680 | - |
| Banco Itaú BBA S.A. | US$ | 7,85% | (a) | 26/11/2014 | 20.000 | 20.000 |
| Banco ABC Brasil S.A. | US$ | 8,45% | (d) | 26/11/2014 | 50.000 | 50.000 |
| Banco Itaú BBA S.A./ BNDES | US$ | 10,40% | (e) | 15/10/2015 | 45.794 | - |
| Banco Itaú BBA S.A./ BNDES | US$ | 4,40% | (e) | 15/10/2015 | 4.807 | - |
| Banco Itaú BBA S.A./ BNDES | R$ | 4,40% | (e) | 15/10/2015 | 12.018 | - |
| Banco Itaú BBA S.A./ BNDES | R$ | 9,90% | (e) | 29/10/2015 | 115.918 | 114.387 |
| Banco Itaú BBA S.A./ BNDES | R$ | 9,90% | (e) | 15/10/2015 | 11.449 | - |
| Banco Itaú BBA S.A./ BNDES | R$ | 9,90% | (e) | 15/10/2015 | 14.311 | 12.300 |
| Banco Fibra | US$ | | (d) | 19/3/2009 | 2.000 | - |
| Banco Fibra | US$ | 6,60% | (d) | 16/6/2008 | 3.038 | 3.000 |
| Banco Votorantim S.A. | US$ | 7,70% | (d) | 7/4/2008 | 3.000 | 3.000 |
| Banco Votorantim S.A. | US$ | 7,70% | (d) | 7/4/2008 | 25.000 | 25.000 |
| Banco Santander Banespa | US$ | 8,55% | (d) | 24/3/2008 | - | 10.000 |
| Banco Bradesco S.A. | US$ | 6,77% | (d) | 20/6/2008 | 10.000 | 10.000 |
| Banco Votorantim S.A. | US$ | 6,98% | (d) | 30/6/2008 | 13.000 | 13.000 |
| Banco Votorantim S.A. | US$ | 6,95% | (d) | 18/7/2008 | 8.000 | 8.000 |
| Banco Votorantim S.A. | US$ | 6,90% | (d) | 7/8/2008 | 10.000 | 10.000 |
| Banco Votorantim S.A. | US$ | 7,60% | (d) | 11/8/2008 | 15.000 | 15.000 |
| Banco Bradesco S.A. | US$ | 8,50% | (d) | 11/8/2008 | 30.000 | 30.000 |

*(In thousands of U.S. dollars, unless otherwise stated)*

| | | | | | | |
|---|---|---|---|---|---|---|
| Banco Bradesco S.A. | US$ | | (a) | 21/2/2009 | 10.000 | - |
| Banco Unibanco S.A. | US$ | Libor + 2,85% | (a) | 4/9/2008 | 12.000 | 12.000 |
| Banco Unibanco S.A./ BNDES | R$ | | (a) | 15/3/2010 | 317 | - |
| Banco Itaú BBA S.A./ BNDES | R$ | 12,60% | (a) | 15/10/2010 | 942 | 1.005 |
| Banco Votorantim S.A. | US$ | 6,90% | (d) | 13/6/2008 | 4.000 | 4.000 |
| Banco Votorantim S.A. | US$ | 6,90% | (d) | 7/8/2008 | 5.000 | 5.000 |
| Banco Votorantim S.A. | US$ | 6,90% | (d) | 5/9/2008 | 5.000 | 5.000 |
| Banco Itaú BBA S.A. / BNDES | R$ | 11,60% | (a) | 15/8/2010 | 3.371 | 3.673 |
| Banco Itaú BBA S.A. / BNDES | R$ | 5,60% | (a) | 16/8/2010 | 592 | 645 |
| Banco Santander Banespa | US$ | 7,20% | (d) | 14/1/2008 | - | 5.023 |
| Banco Santander Banespa | US$ | 7,10% | (d) | 1/2/2008 | - | 5.023 |
| Banco Santander Banespa | US$ | 6,90% | (d) | 29/2/2008 | - | 10.046 |
| Banco Santander Banespa | US$ | 6,97% | (d) | 10/3/2008 | - | 5.023 |
| Banco Votorantim S.A. | US$ | 7,00% | (d) | 18/3/2008 | - | 9.000 |
| Banco Bradesco S.A. | US$ | 6,85% | (d) | 4/4/2008 | 7.000 | 7.000 |
| Banco Bradesco S.A. | US$ | 6,80% | (d) | 28/4/2008 | 13.000 | 13.000 |
| Banco Bradesco S.A. | US$ | | (d) | 21/2/2009 | 10.000 | - |
| Banco Bradesco S.A. | US$ | | (d) | 13/3/2009 | 10.000 | - |
| Banco ABC Brasil S.A. | US$ | | (d) | 20/2/2009 | 5.000 | - |
| Banco Safra | US$ | 7,00 | (d) | 19/5/2008 | 5.000 | 5.000 |
| Banco Bradesco S.A. - Financ. | R$ | - | (e) | 25/10/2008 | 83 | 83 |
| Banco Finasa S.A. - Financ | R$ | - | (e) | 1/6/2008 | 9 | 17 |
| Bradesco Finame/ BNDES | R$ | - | (e) | 15/7/2009 | 623 | 679 |
| Bradesco S.A. - ACC | US$ | - | | 4/1/2008 | - | 5.928 |
| Banco Santander Banespa | US$ | | (d) | 18/5/2008 | 3.000 | - |
| Banco Fibra | US$ | | (d) | 23/6/2008 | 3.000 | - |
| Banco Votorantim S.A. | US$ | | (d) | 15/9/2008 | 10.000 | - |
| Banco Itaú BBA S.A. | US$ | | (d) | 20/2/2009 | 5.000 | - |
| | | | | | **684.840** | **552.286** |
| **Short-Term** | | | | | 402.061 | 333.103 |

*(In thousands of U.S. dollars, unless otherwise stated)*

| | | |
|---|---|---|
| **Long-Term** | 282.779 | 219.183 |
| | **684.840** | **552.286** |
| Interest (Accrued) | 16.434 | 26.196 |

As March, 31, 2008, the Company's consolidated long term portion of debts matures as follows:

| | |
|---|---|
| 2008 | - |
| 2009 | 9.125 |
| 2010 | 39.650 |
| 2011 | 50.301 |
| 2012 and after | 183.704 |
| **Total** | **282.779** |

Guarantees:

**(a)** All debts are guaranteed by personal guarantee from the controlling shareholder as intervening party or co-obligor.

**(b)** Pledge of mining rights and guarantee ceded by the subsidiary.

**(c)** Collateral cash, amounting to $28,406, recorded as "restricted cash" in the balance sheet.

**(d)** Consolidated subsidiaries' debts guaranteed by the Company.

**(e)** Pledge of equipment.

In addition to the debt facilities, the following credit lines are available to the Company:

*(In thousands of U.S. dollars, unless otherwise stated)*

- The Company, through its subsidiaries MMX Amapá and MMX Logística, has a credit line in the amount of $250,000 for a seven-year term and two-year grace period, provided by Banco ABC Brasil S.A. and Banco Itaú BBA, guaranteed by an export contract for the iron ore production of the Company. On February 22, 2007, the agreement of this loan was signed and the Company is preparing the necessary documentation. The loan when approved would be subject to a series of suspense conditions, among them, approval of the operation and rendering of guarantees by the financial institutions' credit committees;

- The Company, by means of its subsidiary MMX Minas-Rio, has a credit line with Unibanco S.A. ("Unibanco") in the amount of $400,000 for a one hundred and forty four-month term and a six-month grace period. Unibanco will also act as an advisor for the contracting of $968,000 in additional lines, amounting, together with the direct line of Unibanco, to a total $1,518,000. These credit lines are subject to a series of guarantees and covenants, including pledge of mining rights, pledge of assets and other guarantees. Unibanco released a line of $50,000 in the bridge loan category for the initial investments of the project and obtainment of licenses. The Company has already fully used such credit line as of December 31, 2007. The collateral provided consisted of the pledge of the mining rights of process no. 830,286 of DNPM, owned by the subsidiary MMX Minas-Rio; e

- In December 2007, the consolidated subsidiary MMX Amapá obtained the amount equivalente to $143,000 of $250,000 representing the first part of a credit line with BNDES, which total approximately $320,000. In March 2088, the subsidiaries was obtain a second part of the credit line , amounting the equivalent $63,000 the loans will be released as the cash needs for the Amapá project ,limited to the total amount of the credit line.

*(In thousands of U.S. dollars, unless otherwise stated)*

The Company's subsidiaries MMX Amapá Mineração Ltda. ("MMX Amapá") and MMX Logística do Amapá Ltda. ("MMX Logística") have signed the following, as applicable, (i) Financing Agreement Through BNDES Transfer No. 106607080000700, dated September 25, 2007, with Banco Itaú BBA S.A. ("Itaú BBA") (the Company is guarantor of certain obligations and liabilities of MMX Amapá under this agreement), (ii) Financing Agreement Through BNDES Transfer No. 106607080000600, dated September 25, 2007, likewise with Itaú BBA (here too the Company is guarantor of certain obligations and liabilities of MMX Logística under this agreement), (iii) Amended and Restated Credit Facility Agreement, dated February 22, 2007 com o Itaú BBA (the Company is guarantor of certain obligations and liabilities of MMX Amapá under this agreement), and (iv) Amended and Restated Credit Facility Agreement, dated February 22, 2007 with Banco ABC Brasil S.A. (parent company MMX S.A. is guarantor of certain obligations and liabilities of MMX Amapá under this agreement) (jointly, the "Financing Agreements").

In view of the occurrence of certain superseding events that were beyond the control or reach of MMX Amapá and/or MMX Logística (as the case may be), notably delay in putting the mine into production, as a result of delay in supplying electric power for the project (given the difficulties experienced by the supplier), very heavy rainy season and, furthermore, the need to modify the operation for trans-shipment of the iron ore produced by the project, certain terms of the Financing Agreements have not been met by MMX Amapá and/or MMX Logística, as the case may be.

Even so, based on the information provided by the Company's Management, as well as the official document received by the Company and issued by the main creditor of the Financing Agreements (i.e., Itaú BBA), there has been no kind of formal communication/notification issued on the part of Itaú BBA up to this point in time, in the sense of declaring any obligations of MMX Amapá and/or MMX Logística, as the case may be, as being in default, not fulfilled or overdue. Such official document confirms that this has been due to the amicable business dealings that the parties have been engaging in recently, such that Itaú BBA may accommodate the adjustments required in the Financing Agreements. As a result of such negotiations, it is expected that the Financing Agreements will be equalized to the physical-financial timetable of MMX Amapá (and/or MMX Logística, as the case may be), which would prevent any possibility of breach of agreement or early maturity of the debt.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 16 Income taxes

Income tax expense attributable to income from continuing operations was $3,392, $0 and $4,905, respectively, for the periods ended March 31, 2008 and December 31,2007 and for the accumulated period as from the inception (January 16, 2001) to March 31, 2008, and differed from the amounts computed by applying the Brazilian Federal income tax rate of 34% (combined rate of federal income tax of 25% and social contribution of 9%) to pretax income from continuing operations as a result of the following:

# MMX Mineração e Metálicos S.A. and subsidiaries (exploration stage companies)

## Consolidated financial statements

*(In thousands of U.S. dollars, unless otherwise stated)*

| | Three month-period ended March 31, 2008 | Three month-period ended March 31, 2007 | Three month-period ended March 31, 2006 | Inception date (January 16, 2001) to March 31, 2007 |
|---|---|---|---|---|
| **Loss before income and social contribution taxes and minority interest** | (66,438) | (3,233) | (4,194) | (205,034) |
| Expected federal income and social contribution taxes benefit at statutory rates - 34% | 22,589 | (1,099) | (1,425) | 69,712 |
| Permanent differences: | | | | |
| Offering costs expensed (deductible) for tax purposes | | | - | 17,687 |
| Share-based compensation | (3,114) | | - | (24,701) |
| Equity pick up | (2,801) | | - | 1,381 |
| Other | 6,740 | 3,073 | - | 6,272 |
| | 23,414 | 1,974 | 1,425 | 70,351 |
| Valuation allowance allocated to deferred income and social contribution taxes expense | (20,022) | (3,966) | (1,425) | (65,446) |
| Income and social contribution taxes for the year | (3,392) | - | - | (4,905) |

*(In thousands of U.S. dollars, unless otherwise stated)*

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

| | **March 31, 2008** | **December31, 2007** |
|---|---|---|
| Deferred tax assets (liabilities): | | |
| Tax loss carryforwards | 54,722 | 32,936 |
| Temporary differences - differences between the Brazilian tax basis and the reporting basis raised from: | | |
| Start-up costs deferred for statutory accounting purposes | 42,068 | 40,649 |
| Discount through a market interest rate on notes payable and the related mining rights acquired | | (829) |
| Unrealized loss (gain) on derivative instruments | (437) | - |
| Capitalization of interest | (7,734) | (4,204) |
| Total gross deferred tax asset, net | 88,619 | 68,597 |
| Less valuation allowance | (88,619) | (68,597) |
| Net deferred tax assets | - | - |

Tax loss carry forwards may be carried-forward indefinitely against the profits of future periods; however, the offset is limited to 30% of current year taxable income. Total tax loss carryforwards are $160,947 and $96,871 for March 31, 2008 and December 31, 2007 respectively. No carry-back of losses is allowed.

The valuation allowance for deferred tax assets as of March 31, 2008 and December 31, 2007 was $88,619 and $68,597 respectively. The net change in the total valuation allowance for the periods ended March 31, 2008, 2007 and from inception (January16, 2001) to March 31, 2008, was $20,022 $3,966, and $88,619 respectively.

*(In thousands of U.S. dollars, unless otherwise stated)*

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income. Management considers that the subsidiaries will not generate future taxable income in the short-term, as from the start up of its operations, in order to fully or partially recover such tax asset. As a result, a 100% valuation allowance on the deferred tax asset has been recorded.

## 17 Shareholder's equity (deficit)

At March 31, 2008 and December 31, 2007, the capital stock was comprised of 15,230,492 and 15,215,512 common shares (304,609,840 and 304,310,240 common shares, respectively after the subsequent split of 20 to 1 share), respectively, with no fair value.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 18 Share-based options plans

***Equity plan***

In order to encourage increased performance by the Company's top executives, in June and in march 2007, the controlling shareholder granted 200.581 call options (16.046.480 after all regular and reverse splits) for shares of MMX belonging to him, on behalf of 7 Company officers and 20 of the main managers. This granting of options by the Company's controlling shareholder represents a mechanism of remuneration and retention, for the period of five years, of the Company's officers and executives, without implying any cost or dilution to the minority shareholders of the Company. The contribution of the shares by the controller shareholder has been accounted for as capital contribution. On behalf of the officers, the controlling shareholder granted options for them to acquire globally over 5.5% of his own shares. The options granted to these officers can be exercised in a period varying from immediately to 6 years after the initial public offering of the Company. The beneficiaries of the option will be subject to the sale restrictions described in the Final Prospectus of the primary public offering of shares of the Company, filed with the CVM on July 21, 2006, which forbids the sale of shares for a 3-year period, beginning from the date of the public offering, except if they obtain express authorization of the Company's controlling shareholder.

The price per share in the public offering, of R$203.75 (equivalent to $115), and that can be exercised mainly in the proportion of 20% at each one of the first 5 anniversaries of the public offering.

As the above described stock-based awards have a graded-vesting and the vesting is based only on a service condition, the Company has elected to recognize compensation cost for the awards over the requisite service period for each separately vesting portion of the awards as if the awards, is in-substance, multiple awards.

*(In thousands of U.S. dollars, unless otherwise stated)*

The stock-based awards had their fair value based on the following assumptions:

| | **Options granted on March 1, 2007** | **Options granted on July 21, 2006** |
|---|---|---|
| Expected annual volatility | from 31.37 to 32.85% | from 30.79 to 33.03% |
| Weighted average volatility | 31.91% | 31.74% |
| Expected dividends | 0% | 0% |
| Expected remaining option life (in years) | 3.47 years | 2.56 years |
| Weighted average risk free rate | 12.08% p.a. | 15.20% p.a. |

Expected term - The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on expected experience of similar awards, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its share-based awards.

Expected volatility - The Company uses the trading history and implied volatility of the stocks of similar mining companies (as the recent public offering at July 21, 2006) in determining an estimated volatility factor when using option-pricing formula to determine the fair value of options granted.

Expected dividend - The Company has not declared dividends. Therefore, the Company uses a zero value for the expected dividend value factor when using the option-pricing formula to determine the fair value of options granted.

Risk-free interest rate - The risk-free rate for periods within the contractual term of the share option is based on the Brazilian Treasury yield curve in effect at the time of grant.

Estimated forfeitures - When estimating forfeitures, the Company considers voluntary and involuntary termination behavior as well as analysis of actual option forfeitures.

As required by SFAS no. 123(R), the Company made an estimate of expected forfeitures and is recognizing compensation cost only for those equity awards expected to vest. As of March 31, 2008, the total compensation cost related to unvested stock-based awards granted to employees under the Company's stock option plans but not yet recognized was $29.630, net of estimated forfeitures. This cost will be amortized on straight-line basis over a weighted average term of 2,41 years and will be adjusted for subsequent changes in estimated forfeitures.

*(In thousands of U.S. dollars, unless otherwise stated)*

A summary of share option activity under the Plan as of March 31, 2008, and the changes for the accumulated period as from the inception to March 31, 2008 then ended is presented as follows:

| | Options | Weighted-average exercise pri ce ($Per thousands) | Weighted-average remaining contractual ter m | Aggregate intrinsic valu e ($) |
|---|---|---|---|---|
| Granting on July 21, 2006 | 14,758,400 | 9,50 | - | - |
| Exercises | - | - | - | - |
| Forfeitures or expirations | - | - | - | - |
| Outstanding at December 31, 2006 | 14,758,400 | 9,50 | 3.06 | 196,832 |
| Granting on March 1, 2007 | 1,288,080 | 0.00 | 3.98 | 17,179 |
| Exercises | (4,992,120) | 9,50 | | (31,125) |
| Forfeitures or expirations | - | - | - | - |
| Outstanding at December 31, 2007 | 11,054,360 | 5,50 | 2.66 | 293,256 |
| Exercises | - | - | - | - |
| Forfeitures or espirations | - | - | - | - |
| Outstanding at March 31,2008 | 11,054,360 | 5,50 | 2,41 | 298,560 |
| Exercisable at December 31, 2007 | 1,070,940 | 5,50 | 2.66 | 28,410 |
| Exercisable at March 31, 2008 | 1,328,560 | 5,51 | 2,41 | 35,882 |

*(In thousands of U.S. dollars, unless otherwise stated)*

The aggregate intrinsic value in the table above represents the total pretax intrinsic value, the difference between the Company's closing stock price at equivalent to $15,17 (after the split) on the last trading day of March 31, 2008 and the exercise price of $5,51 per thousand , times the number of option that would have been received by the option holders had all option holders exercised their options on March 31, 2008. This amount changes are based on the fair market value of the Company's common stock. Total intrinsic value of options exercised was $31,125 up to March 31, 2007.

***Liability plan***

In addition to this remuneration mechanism, the Company, in an Extraordinary General Meeting held on April 28, 2006, approved a company issued share call option program. According to the share call option program, the Board of Directors can grant share call options on behalf of officers, executives and associates of the Company that represent no more than 1% of the shares in circulation. However, at the same General Meeting of Shareholders, it was determined that the Board would not grant any share call options in the fiscal year of 2006, whereas the only share call options to be granted were on behalf of seven of the full members of the Board of Directors and to one advisor of the Board of Directors. All participants already have the mutual understanding of such share option granting. The Company granted 1,712,000 call options of shares (originally 21.400 before all splits occurred) that have a financial fair value at the granting date of July 21, 2006 amounting to US$7,531, which may be exercised in the proportion of 20% at each of the first 5 anniversaries of the Offering, at a current average strike price equivalent to $1,99 per share, adjusted by IPCA - inflation index up to the exercising date.

As the above described stock-based awards have a graded-vesting and the vesting is based only on a service condition, the Company has elected to recognize compensation cost for the awards over the requisite service period for each separately vesting portion of the awards as if the awards, is in-substance, multiple awards.

Considering the provisions of SFAS no. 123R, the option price contains an inflation index (IPCA) which is considered to be an "other condition". As a result, the Company accounts for this option plan as a liability plan.

*(In thousands of U.S. dollars, unless otherwise stated)*

The fair value of stock-based awards was estimated based on the following assumptions for period ended March 31, 2008:

| | |
|---|---|
| Expected annual volatility | From 34,02 to 50,26% |
| Weighted average volatility | 36,37% |
| Expected dividends | 0% |
| Expected remaining option life (in years) | 2,35 years |
| Weighted average risk free rate | 8,11% p.a. |
| Expected inflation | 5,24% |

Expected term - The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on expected experience of similar awards, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its share-based awards.

Expected volatility - The Company uses the trading history and implied volatility of the stocks of similar mining companies (as the recent public offering at July 21, 2006) in determining an estimated volatility factor when using option-pricing formula to determine the fair value of options granted.

Expected dividend - The Company has not declared dividends. Therefore, the Company uses a zero value for the expected dividend value factor when using the option-pricing formula to determine the fair value of options granted.

Risk-free interest rate - The risk-free rate for periods within the contractual term of the share option is based on the Brazilian Treasury yield curve in effect at the time of grant.

Estimated forfeitures - When estimating forfeitures, the Company considers voluntary and involuntary termination behavior as well as analysis of actual option forfeitures.

*(In thousands of U.S. dollars, unless otherwise stated)*

Inflation - Expected inflation determined based on the information available with BACEN (Brazilian Central Bank).
The changes in this liability plan were as follows:

| | Number of options | Fair value ($) |
|---|---|---|
| Granted options at July 21, 2006 | 1,712,000 | 7,531 |
| Changes up to December 31, 2006: | | |
| Changes in the fair value of the plan | - | 1,115 |
| Recognition as expense | - | (771) |
| Balance of unrecognized compensation cost - December 31, 2006 to be recognized in 3.6 years in average | 1,712,000 | 7,875 |
| Changes during 2007 up to December 31, 2007: | | |
| Changes in the fair value of the plan | - | 34,122 |
| Recognition as expense | - | (23,589) |
| | - | 10,533 |
| Changes during 2008 up to March 31, 2008 | | |
| Changes in the fair value of the plan | - | 641 |
| Recognition as expense | - | (3,104) |
| | | (2,463) |
| Balance of unrecognized compensation cost - March 31, 2008 to be recognized in 2.35 years in average | 1,712,000 | 15,947 |
| Exercise in 2007 | (299,600) | (7,792) |
| Balance of unrecognized compensation cost – March 31, 2008 | 1,412,400 | 8,153 |

The fair value of the recognized compensation cost, in the amount of $27,464 less the exercises already occurred amounting to $7,792, has been classified within stock options in long-term liabilities, and the compensation expense as general and administration expense.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 19 Net income (loss) per share

There were no adjustments to net loss in calculating diluted net loss per share. In addition, as the Company had a net loss from continuing operations for the periods ended March 31, 2008 and 2007 and accumulated as from inception January 16, 2001, the dilutive effect of the 17,758,480 stock options for each period were not considered in the diluted per share calculation.

## 20 Financial income

| | Three month period ended March 31,2008 | Three month period ended March 31,2007 | Inception date (January 16, 2001) to March 31, 2008 |
|---|---|---|---|
| Interest income | 24,748 | 15,325 | 125,496 |
| Gain on derivative instruments | 1,356 | 18,546 | 180,852 |
| Foreign exchange gain | - | 9,360 | 68,492 |
| | 26,104 | 43,231 | 374,840 |

*(In thousands of U.S. dollars, unless otherwise stated)*

## 21 Financial expenses

| | Three month-period ended March 31,2008 | Three month-period ended March 31,2007 | Inception date (January 16, 2001) to March 31, 2008 |
|---|---|---|---|
| Interest expense | (18,282) | (11,557) | (171,177) |
| Capitalized interest | 2,236 | 3,630 | 14,600 |
| Foreign exchange loss | - | - | (2,306) |
| | (16,046) | (7,927) | (158,883) |

*(In thousands of U.S. dollars, unless otherwise stated)*

## 22 Commitments

At March 31, 2007, the Company and its subsidiaries had commitments with suppliers of goods and services as follows:

| Object of service contract | Date of signing | Due date | Balance of the contract March 31, 2007 |
|---|---|---|---|
| Basic engineering, detailed engineering, supply management and implementation management for the Itabirito processing plant in Amapá | 01/09/2006 | 08/01/2012 | 71,843 |
| Set up management of the Itabarito processing plant in Pedra Branca do Amapari | 06/30/2006 | 12/31/2007 | 4,882 |
| Preparation of conceptual and basic design for construction of Açu Port, Technical advisory services on studies for implementation of oreduct and construction of the works na project Açu Port. | 07/28/2006 | 01/01/2008 | 361,645 |
| Contracts related to the construction of railway | 01/01/2006 | 07/02/2009 | 15,963 |
| Basic engineering, detailed engineering, supply management and implementation management | 04/12/2005 | 01/26/2009 | 19,329 |

*(In thousands of U.S. dollars, unless otherwise stated)*

| Object of service contract | Date of signing | Due date | Balance of the contract March 31, 2007 |
|---|---|---|---|
| Agreements related to construction of Terimal Port in Santana and other projects in Amapa | 05/01/2006 | 06/01/2008 | 4,165 |
| Legal and geological consultancy and advisory services with DNPM in iron ore mining projects in the state of Minas Gerais | 06/02/2006 | 06/02/2008 | 2,463 |
| Contracts related to the operation of the of the processing plant of Mine 63 | 12/08/2005 | 02/28/2017 | 314,393 |
| Off-road vehicles to Amapa mining complex | 08/31/2006 | 11/23/2008 | 10,429 |
| Contracts related to supply of the raw material for Corumba System | 01/08/2007 | 05/29/2009 | 15,271 |
| Agreements related to production, storage, shipment and fluvial transportation of iron from the Beneficiation Planto of Amapá. | 04/09/2007 | 06/20/2027 | 334,606 |
| Others | | | 56,055 |
| | | | 1,211,044 |

*(In thousands of U.S. dollars, unless otherwise stated)*

## 23 Subsequent events

***a. Disclosure of technical report on the mineral resources and reserves of MMX Corumbá***

On April 4, 2008, the Company communicated to its shareholders and investors that a new Technical Report had been issued on the mineral resources and reserves of MMX Corumbá.

The report was audited by SRK Consulting, a company that specializes in independent geology and mining work, pursuant to the standards established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM Standards) and by the document entitled National Instrument 43-101 of the Canadian Securities Administrators (NI 43-101).

This report covered the resources of the area of Urucum NE, involving 70 million tons of demarcated mineral resources, in addition to the resources previously presented relating just to Mine Mina 63.
The estimated resources presented in the annual report was based on data from geological surveys conducted through September 2007 and shows the results for two areas surveyed - Mine 63, which is operating at present, and the exploratory target of Urucum NE.

The resources and reserves of Mine 63 have not been reappraised, merely adjusted by exclusion of the amounts mined from January to September of 2007.

*(In thousands of U.S. dollars, unless otherwise stated)*

***b. Split of common shares***

Pursuant to the provisions contained in Article 157 of the Brazilian Corporation Law (No. 6.404/76), as well as Instruction No. CVM 358/02 issued by the Brazilian Securities Commission, MMX communicated to the market that, in accordance with the Minutes of the Extraordinary General Meeting (EGM) held on April 7, 2008, the Stockholders unanimously approved, without qualification, the split of the common shares of the Company's capital stock, whereby every 1 (one) share of common stock correspond to 20 (twenty) shares of the same class.

The stockholders of MMX are entitled to receive the split shares based on the ownership structure as of April 7, 2008, such that the shares were credited to them on April 11, 2008. The Company further informed the public that, in line with such split, it has requested the CVM to make the respective proportional alteration between the shares and the Global Depositary Receipts ("GDRs") in the context of its Level I GDR Program.

Accordingly, each share of MMX common stock that previously corresponded to 20 (twenty) GDRs, began corresponding to 1 (one) GDR, without any issue of new GDR's.

*c. **Information on the Proposed Partial Spin-off of MMX***

On April 8, 2008 MMX submitted to the consideration of its stockholders at an EGM a proposal to partially spin off the Company, with transfer of part of its assets to IronX Mineração S.A.("IronX"), a joint stock corporation under Brazilian law presently in the process of going public, according to the terms and conditions presented below ("Partial Spin-off").

1. Objectives and benefits of the partial spin-off

1.1 The partial spin-off of MMX, as described in Item 3 below, encompassed: (a) transfer of a portion of the spun-off stockholders' equity of MMX corresponding to its equity stake in LLX Logística to LLX Logística itself and, as a result, with the stake held by MMX in LLX Logística being directly attributed to the present stockholders of MMX, in exact proportion to the stake they hold in the capital stock of MMX, as detailed in Item 3.1 below, and (b) transfer to IronX of part of the spun-off stockholders' equity of MMX corresponding to: (i) its direct and indirect stakes, as the case may be, in MMX Minas-Rio., MMX Serro, Borbagato, MMX Amapá, MMX Logística do Amapá, MMX Metálicos Amapá and Bay Service (all jointly designated as "IronX Subsidiaries"); and (ii) other assets, rights and obligations, as detailed in Item 3.2 below, resulting in an increase in the capital stock of IronX, with the consequence of an issue of new shares by IronX, to be attributed to the present stockholders of MMX in proportion to the stake they hold in the capital stock of MMX as of the date of approval of the Partial Spin-off.

1.2 MMX continues to retain its equity stakes in MMX Corumbá, MMX Metálicos Corumbá and AVX, as well as in other assets that have not been transferred to LLX Logística and IronX as a result of the Partial Spin-off. In addition, MMX remains responsible for the liabilities that are not transferred to LLX Logística and IronX as a result of the Partial Spin-off.

1.3. In the manner set out in the notices of relevant events disclosed by MMX on January 17, 2008 and March 31, 2008, the Partial Spin-off was inserted in the context of the purchase operation ("Purchase Operation") for the common shares representing approximately 63.47% of the capital stock of IronX (held by Mr. Eike Batista and certain administrators of MMX should the Partial Spin-off be approved) by Anglo American Participações.

1.4 The Partial Spin-off will permit the stockholders of MMX to become stockholders of two publicly traded companies to be listed on the New Market of the São Paulo Stock Exchange ("BOVESPA"), IronX and LLX Logística, as well as MMX itself, which shall remain as a publicly traded company with shares listed on the BOVESPA New Market. This segregated ownership structure, with each company maintaining separate records of their respective assets and liabilities, will enhance their transparency and degree of corporate governance, as well as facilitate the receipt of strategic investments, so as to foster full development of their own projects in the best possible manner.

1.5 The shares in LLX Logística and IronX that are delivered to the present stockholders of MMX, in proportion to the equity stake they presently hold in MMX, shall be of the same type and class, and shall guarantee the stockholders rights that are identical to those granted to the MMX shares they presently hold, without there being any modification of the rights or political and equity policies granted to such common shares.

2. Proposal for Partial Spin-off

2.1 The proposal for Partial Spin-off was approved by the Boards of Directors of MMX, LLX Logística and IronX ("the Companies") at meetings held on April 7, 2008, at which the Companies' Managements were authorized to sign the Protocol for Justification of the Partial Spin-off of MMX ("the Protocol"). The Protocol was signed by the Managements of the Companies on April 7, 2008. The Partial Spin-off will be submitted to the stockholders of the Companies at their extraordinary general meetings ("EGM's"), which shall be called on a timely basis as soon as certain requirements are fulfilled, in accordance with the regulations of the Ontario Securities Commission - OSC and the Toronto Stock Exchange (jointly referred to as the "Canadian Authorities"), where MMX shares are listed and traded. Such requirements are routine for foreign private issuers and basically involve the need to prepare circulars containing a detailed description of the order of business to be dealt with at each meeting. Such circulars are further to be accompanied by a reconciliation of the Company's financial statements to accounting principles generally accepted in Canada (Canadian GAAP).

3. Asset and Liability Elements Involved

3.1 As a result of the Partial Spin-off, the portion of stockholders' equity spun off corresponding to the equity stake in LLX Logística held by MMX is to be transferred to LLX Logística and, consequently, the shares in LLX Logística held by MMX are to be turned over directly to the stockholders of MMX (i.e. owners of the shares as of the date for approval of the Partial Spin-off), in proportion to the stake they hold in the capital stock of MMX, as detailed in Item 5 below.

3.2 In addition, as a result of the Partial Spin-off, certain MMX assets and liabilities listed in the Protocol are to be transferred to IronX, and the new IronX shares to be issued as a result of the transfer of the assets and liabilities of MMX to IronX are to be attributed to the current stockholders of MMX (i.e. those holding shares as of the date for approval of the Partial Spin-off), in proportion to the stake held by same in the capital stock of MMX, as described in Item 6 below.

4. Appraisal

4.1 The base date for the appraisal of the portions of the net assets MMX to be spun off is December 31, 2007. The audit firm KPMG Auditores Independentes is the specialized concern contracted by the EGM's to appraise the portions of the net assets of MMX to be transferred to LLX Logística and IronX, respectively. Their appraisal was made at book value, based on the annual financial statements of MMX drawn up as of December 31, 2007, as audited by KPMG Auditores Independentes. The amounts of the appraisals are mentioned below and the appraisal report ("the Appraisal Report") will be available to the stockholders, as provided in Item 10.1 below.

4.2 The changes in the equity of MMX that occur between December 31, 2007 and the date of the Partial Spin-off shall be (i) duly booked by LLX Logística or by IronX, in case such variations are related to the portion of the net assets of MMX transferred by each one of these companies, respectively, or (ii) retained by MMX and booked accordingly, if they are related to the assets remaining with the latter.

*(In thousands of U.S. dollars, unless otherwise stated)*

5. Transfer of Part of the Net Assets of MMX to LLX Logística

5.1 The portion of the stockholders' equity of MMX to be transferred to LLX Logística has been appraised, in the manner provided by Articles 183 and 184 of Law No. 6.404/76, in the amount of $94,898. In view of the fact that such portion is comprised of the equity stake held by MMX itself in LLX Logística, there will be no capital increase at LLX Logística. Immediately prior to the Partial Spin-off, at the same General Meeting of Stockholders of LLX that decides on the Partial Spin-off, the stockholders of LLX Logística will further decide on the proposed split of LLX Logística shares, in the proportion of 59.4940978 to 1 and, as a result of this operation, the total number of shares of the capital stock of LLX Logística immediately prior to the Partial Spin-off shall be 358,364 common shares, all registered book shares without par value.

5.2. The Partial Spin-off will be implemented without the issue of new shares by LLX Logística, such that the existing shares in LLX Logística presently held by MMX, after the stock split mentioned in Item 5.1 above, shall be turned over directly to the present stockholders of MMX in the proportion of 1 share of LLX Logística stock for every 1 share of MMX stock.

5.3 The LLX Logística shares to be turned over to the current stockholders of MMX will Grant to such stockholders the same political and equity advantages as those granted by the shares issued by MMX, without any distinction among the stockholders.

*(In thousands of U.S. dollars, unless otherwise stated)*

6. Transfer of Portion of Net Assets from MMX to IronX.

6.1 The portion of the stockholders equity of MMX to be transferred to IronX has been appraised, in the manner provided by Articles 183 and 184 of Law No. 6.404/76, in the amount of $498,487. Accordingly, with the approval of the Partial Spin-off, the capital stock of IronX will be increased by $498,487, rising from $1 to $498,487, though the issue of 1,633,543,454 new common shares, all registered and without par value, of IronX, resulting in total IronX capital corresponding to 1,633,544,254 shares. Immediately after the cited capital increase, there will be a grouping of IronX shares in the proportion of 5.3627402647:1. As a result of the cited share grouping and the Partial Spin-off, if approved, the capital stock of IronX will be divided into 304,609,989 common registered book shares without par value.

6.2. The shares of the capital stock of IronX to be issued by IronX as a result of the above-mentioned capital increase and after the above-mentioned grouping of shares, are to be attributed directly to the current MMX stockholders, in the proportion of 1 IronX share for every 1 MMX share. For the definition of the replacement ratios for the MMX shares for IronX shares, the Management of MMX and IronX have considered the amount calculated in the Appraisal Report at book value for MMX and book value for IronX, for which reason the above replacement ratio is considered absolutely equitable for the stockholders of MMX and IronX by the management of both companies, without particular privilege or benefit for the controlling stockholders.

6.3 The shares of IronX capital stock to be attributed to the present MMX stockholders will grant the stockholders the same political and equity advantages as those granted by the shares issued by MMX, without any distinctions among such stockholders.

7. Reduction in the Capital of MMX as a result of the Partial Spin-off

7.1 As a result of the Partial Spin-off, the capital stock of MMX will be reduced by the equivalent to $209,825. The reduction of MMX capital stock, however, shall not entail any alteration in the number of shares into which such capital is divided.

7.2 The Partial Spin-off will also not entail any alteration in the characteristics of the shares of MMX capital stock, or in the advantages granted thereby, such that there will be no distinction whatever among the stockholders.

8. Absence of joint and several liability between the Companies

8.1 The Partial Spin-off is to be carried out in accordance with the provisions contained in Article 233, sole paragraph, of Law No. 6.404/76 and, as a result, LLX Logística and IronX will only be liable for the obligations that are transferred to them, without joint and several liability under Brazilian either between them or with respect to MMX.

9. Costs of the Operation

9.1 The cost of the Partial Spin-off is estimated at approximately $457 divided into costs on Brazilian, U.S. and Canadian legal counsel, as well as audit companies, for purposes of complying with Brazilian, U.S. and Canadian accounting regulations and tax laws.

*(In thousands of U.S. dollars, unless otherwise stated)*

10. Right of Withdrawal; Amount for Reimbursement of Shares

10.1 The dissident stockholders of MMX may exercise their withdrawal rights. Only MMX stockholders who can prove they were owners of shares up to the closing of BOVESPA trading on the day immediately prior to the publication of this Notice of Relevant Fact, that is to say, April 7, 2008, may exercise their right of withdrawal. Shares purchased as from that date, inclusive, shall not Grant withdrawal rights to their new owners.

10.2 The right of withdrawal may be exercised within the period of 30 (thirty) days after publication of the minutes of the General Meeting of MMX Stockholders that approves the Partial Spin-off, by means of letter with notice of receipt (AR) addressed to the branches of Banco Itaú S.A. listed in the notice to the stockholders to be published by MMX informing them of the beginning of the period for the stockholders to exercise their right of withdrawal.

10.3 The amount of the reimbursement will be the book value of the shares of MMX capital stock, based on the stockholders' equity contained in the last balance sheet approved by the stockholders at a general meeting (that is to say, the audited balance sheet as of December 31, 2007), divided by the total number of MMX shares, resulting in the amount equivalent $3.404084 per share, already considering the split of the shares of MMX in the proportion of 20 new shares for each existing share, as approved at the General Meeting of MMX Stockholders held April 7, 2008.

11. Appreciation by the Appropriate Authorities

11.1 The Purchase Operation, to be implemented by making the Partial Spin-off fully effective, will be submitted (i) to the Brazilian anti-trust authorities, namely the Administrative Council for Economic Defense - CADE, the Secretary for Economic Law - SDE and the Economic Monitoring Secretariat - SEAE; (ii) the Brazilian Securities Commission ("CVM"); and (iii) BOVESPA.

11.2 As previously indicated, the respective General Meetings of the Companies' Stockholders shall be duly called as soon as the requirements of the Canadian Authorities are fully complied with, inasmuch as the Companies' Board of Directors have already authorized such meetings to be called.

11.3 The shares issued by MMX are listed on the IBRX, ITAG and IGC indexes of BOVESPA. Both IronX and LLX Logística have already filed for their respective registrations as publicly traded companies with the CVM and the listing of their respective shares on the BOVESPA New Market.

***d. Agreement for Construction of Ore-duct***

On April 17, 2008, through its subsidiary MMX Minas-Rio the Company signed an Agreement with the construction firm Construções e Comércio Camargo Corrêa S.A. to build the ore-duct that is an integral part of the Minas-Rio System.

The agreement calls for implementation of a system of ducts, comprised of welded steel pipes over the 525 km course of the ore-duct, in order to transport iron or in pulp form. The ore-duct will begin in the municipality of Conceição de Mato Dentro, near the installations of the future plant for iron ore beneficiation and concentration to be operated by MMX Minas-Rio, in the municipality of Alvorada de Minas, located in the State of Minas Gerais, and will reach the Port of Açu, in the town of São João da Barra, in the State of Rio de Janeiro, from which point the production will be exported. The construction firm contracted has begun the steps required to build the project, conclusion of which is slated for the first quarter of 2010.

## 24 Summary of principal differences between accounting principles generally accepted in Canada and accounting principles generally accepted in the United States of America

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted by generally accepted accounting principles in Canada ("Canadian GAAP") are described below.

### *a. Description of GAAP differences*

*(i) Mineral properties*

Under US GAAP, acquisition costs and exploration costs must be expensed as incurred unless the resource properties have proven and probable reserves at which time costs incurred to bring the mine into production are capitalized as development costs.

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. The accounting practice adopted by the Company under Canadian GAAP is to expense exploration costs as incurred.

*(ii) Pre-operating costs*

US GAAP requires pre-operating costs to be expensed as incurred.

Canadian GAAP allows pre-operating costs to be capitalized until commercial production is established. The accounting practice adopted by the Company under Canadian GAAP is to expense pre-operating costs as incurred.

*(In thousands of U.S. dollars, unless otherwise stated)*

*(iii) Stock options*

U.S. GAAP requires stock option compensation awards that contain other condition, such as inflation, to be recognized as liability awards and remeasured at each reporting period.

Canadian GAAP requires such award to be classified as equity and its compensation cost determined only at the grant date.

***b. Reconciliation of the differences between US GAAP and Canadian GAAP***

| i. **Loss for the period** | **March 31, 2008** | **March 31, 2007** |
|---|---|---|
| Net income (loss) for the year US GAAP | (55,107) | 1,241 |
| Stock option compensation (iii) | 2,467 | 497 |
| Net income (loss) under Canadian GAAP | (52,640) | 1,738 |

| . **Shareholders' equity** | **March 31, 2008** | **December 31, 2007** |
|---|---|---|
| Shareholders' equity under US GAAP | 1,081,988 | 978,132 |
| Stock option compensation (iii) | 19,672 | 16,568 |
| Shareholders' equity under Canadian GAAP | 1,101,660 | 994,700 |

c. ***Canadian GAAP supplementary information:***

*(i) Recently issued accounting standards*

- Financial instruments -Disclosure and Presentation

  In December 2006, the Canadian Institute of Chartered Accountants ("CICA") published the following two sections of the CICA Handbook: Section 3862 Financial Instruments-Disclosures and Section 3863, Financial Instruments-Presentation. These standards introduce disclosure and presentation requirements that will enabled financial statements' users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity's financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed.

- Capital Disclosures

  In December 2006, the CICA published section 1535 of the Handbook, Capital disclosures, which requires disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) if it has not complied, the consequences of such non-compliance. This information will enable financial statements' users to evaluate the entity's objectives, policies and processes for managing capital.

- Inventories

  In January 2007, the CICA published section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories. Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories. The company is currently assessing the impact of these new recommendations on its financial statements. These standards must be adopted by the Company for the fiscal year beginning on January 1, 2008.

### *d. Financial Instruments and Hedging Activities*

Effective January 1, 2005, the Company adopted the CICA section 3855, "Financial Instruments - Recognition and Measurement", section 3865, "Hedges", section 1530, "Comprehensive Income" and section 3861, "Financial Instruments - Disclosure and Presentation". As applied to the Company, there are no differences between US GAAP and Canadian GAAP in these areas.

RECEIVED

2008 AUG 18 P 12:25

August 5th, 2008

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

**File No. 082-35042**

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

*1.* *ITR 1Q08 filed with Brazilian SEC on May 15, 2008*

*2.* *Public Announcemen filed with Brazilian SEC on May 23, 2008 (English version)*

*3.* *Management Information Circular filed with Brazilian SEC on May 30, 2008 (English version)*

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5558.

Very truly yours,
Gina Pinto

**MMX Mineração e Metálicos S.A.**
**(Publicly-held company)**

# Report of independent accountants on special review Quarter ended March 31, 2008

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly information prepared in accordance with the regulations issued by the CVM).

# MMX Mineração e Metálicos S.A.

**(Publicly-held company)**

## Quarterly information

**Quater ended March, 31 2008**

## Contents

# Report of independent accountants on special review

To
The Board of Directors and Shareholders of
MMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

1. We have reviewed the accounting information included in the quarterly financial information individual and consolidated of MMX Mineração e Metálicos S.A. for the quarter ended March 31, 2008, which comprises the balance sheet, the statements of income and cash flows, the performance report and the explanatory notes, which are the responsibility of its management.

2. Our review was conducted in accordance with the specific auditing standards established by IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accountancy - CFC, which comprised mainly: (a) inquiry and discussion with the management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the criteria adopted in the preparation of the quarterly information; and (b) review of the subsequent events, which have, or may have, a material effect on the financial and operational position of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with regulations issued by the Brazilian Securities Exchange Commission ("CVM"), specifically applicable to the quarterly information, including Instruction CVM no. 469/08.

4. As mentioned in Note 3, Law no. 11638 was enacted on December 28, 2007, and came into force on January 1, 2008. This Law amended, revoked and introduced new provisions into Law no. 6404/76 (Brazilian Corporation Law) and will change the accounting practices adopted in Brazil. Although this law has come into force, the main amendments it has introduced are subject to validation by the regulatory authorities before they apply in full to companies. During this period of transition, the CVM issued the Instruction no. 469/08, exempting companies from the provisions of Law no. 11638/07 in the preparation of the quarterly information. The accounting information in the quarterly information for the quarter ended March 31, 2008 has therefore been prepared in accordance with the specific instructions of the CVM and does not include all the changes in accounting practices introduced by Law no. 11638/07.

5. As discussed in Note 1, the Company's subsidiaries MMX Metálicos Amapá Ltda., Bahia Ferro Mineração Ltda., IRX Mineração Ltda., MMX Mineração do Serro Ltda., LLX Açu Operações Portuárias S.A., MMX Minas-Rio Mineração S.A. and LLX Minas-Rio Logística Comercial Exportadora S.A. are in a pre-operating stage. Thus, the resultsof subsidiaries corresponding to the pre-operating activities have been recorded as deferred charges and deferred income, except for expenditures which are not associated to any future benefits, which have been transferred from deferred charges and/or deferred income to the results for the year. The Company also has goodwill balance coming from the acquisition of subsidiaries. The recoverability of the amounts recorded as permanent assets depends on the success of the future operations of the Company and its subsidiaries, as well as, subsidiaries are dependent upon the financial support of shareholders and/or on capital infusions from third-parties up to the moment their operations are profitable. Management's plans in regard to these operational activities are also described in Note 1.

May 15, 2008

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-2

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Corporation law

Base Date – March 31, 2008

**REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.**

## 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY'S NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |
| 4 - NIRE | | |
| 33300261117 | | |

## 01.02 - ADDRESS OF COMPANY HEADQUARTERS

| 1 - COMPLETE ADDRESS | | | | 2 - DISTRICT |
|---|---|---|---|---|
| PRAIA DO FLAMENGO, 154, 10° ANDAR, PARTE | | | | FLAMENGO |
| 3 - ZIP CODE | 4 - MUNICIPALITY | | | 5 - STATE |
| 22210-030 | RIO DE JANEIRO | | | RJ |
| 6 - AREA CODE | 7 - TELEPHONE NUMBER | 8 - TELEPHONE NUMBER | 9 - TELEPHONE NUMBER | 10 - TELEX |
| 21 | 2555-5500 | - | - | |
| 11 - AREA CODE | 12 - FAX | 13 - FAX | 14 - FAX | |
| 21 | 2555-5550 | 2555-5560 | - | |
| 15 - E-MAIL | | | | |
| RI@MMX.COM.BR | | | | |

## 01.03 - INVESTOR RELATIONS OFFICER (Address for correspondence to Company)

| 1 - NAME | | | | |
|---|---|---|---|---|
| LUIZ RODOLFO LANDIM MACHADO | | | | |
| 2 - COMPLETE ADDRESS | | | | 3 - DISTRICT |
| PRAIA DO FLAMENGO, 154, 5° ANDAR, | | | | FLAMENGO |
| 4 - ZIP CODE | 5 - MUNICIPALITY | | | 6 - STATE |
| 22210-030 | RIO DE JANEIRO | | | RJ |
| 7 - AREA CODE | 8 - TELEPHONE NUMBER | 9 - TELEPHONE NUMBER | 10 - TELEPHONE NUMBER | 11 - TELEX |
| 21 | 2555-5500 | - | - | |
| 12 - AREA CODE | 13 - FAX | 14 - FAX | 15 - FAX | |
| 21 | 2555-5550 | 2555-5560 | - | |
| 16 - E-MAIL | | | | |
| RODOLFO.LANDIM@MMX.COM.BR | | | | |

## 01.04 -REFERENCE/AUDITOR

| CURRENT FISCAL YEAR | | CURRENT QUARTER | | | PRIOR QUARTER | | |
|---|---|---|---|---|---|---|---|
| 1 - BEGINNING | 2 - ENDING | 3 - QUARTER | 4 - BEGINNING | 5 - ENDING | 6 - QUARTER | 7 - BEGINNING | 8 - ENDING |
| 01/01/2008 | 12/31/2008 | 1 | 01/01/2008 | 03/31/2008 | 4 | 10/01/2007 | 12/31/2007 |
| 9 - NAME/COMPANY NAME AUDITOR | | | | | 10 - CVM CODE | | |
| KPMG AUDITORES INDEPENDENTES | | | | | 00418-9 | | |
| 11 - NAME TECHINICAL RESPONSIBLE | | | | | 12 - CPF TECHINICAL RESPONSIBLE | | |
| MANUEL FERNANDES RODRIGUES DE SOUSA | | | | | 783.840.017-15 | | |

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Corporation law

Base Date – March 31, 2008

## 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

## 01.05 - COMPOSITION OF PAID-UP CAPITAL

| QUANTITY OF SHARES (IN THOUSANDS) | 1 - CURRENT QUARTER 03/31/2008 | 2 - PRIOR QUARTER 12/31/2007 | 3 - SAME QUARTER OF PRIOR YEAR 03/31/2007 |
|---|---|---|---|
| **ISSUED CAPITAL** | | | |
| 1 - COMMON | 15,230 | 15,230 | 7,608 |
| 2 - PREFERRED | 0 | 0 | 0 |
| 3 - TOTAL | 15,230 | 15,230 | 7,608 |
| **TREASURY SHARES** | | | |
| 4 - COMMON | 0 | 0 | 0 |
| 5 - PREFERRED | 0 | 0 | 0 |
| 6 - TOTAL | 0 | 0 | 0 |

## 01.06 - COMPANY'S CHARACTERISTICS

| |
|---|
| 1 - TYPE OF COMPANY<br>Business Concern, Industrial Company and Others |
| 2 - SITUATION<br>Operational |
| 3 - TYPE OF CONTROLLING INTEREST<br>National Holding Company |
| 4 - ACTIVITY CODE<br>3030 - Holdings Administration Company - Mining |
| 5 - MAIN ACTIVITY<br>Investments in other entities |
| 6 - TYPE OF CONSOLIDATED<br>Total |
| 7 - TYPE OF ACCOUNTANTS' REVIEW REPORT<br>Unqualified |

## 01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

| 1 - ITEM | 2 - GENERAL TAXPAYERS' REGISTER | 3 - NAME |
|---|---|---|

## 01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

| 1 - ITEM | 2 - EVENT | 3 - APPROVAL | 4 - DIVIDEND | 5 - BEGINNING PAYMENT | 6 - TYPE OF SHARE | 7 - VALUE OF THE DIVIDEND PER SHARE |
|---|---|---|---|---|---|---|

## 01.09 - CAPITAL STOCK SUBSCRIBED AND ALTERATION IN CURRENT YEAR

| 1 - ITEM | 2 - DATE OF CHANGE | 3 - CAPITAL STOCK (In thousands of reais) | 4 - VALUE OF CHANGE (In thousands of reais) | 5 - ORIGIN OF ALTERATION | 6 - NUMBER OF SHARES ISSUED (In thousands) | 7 - ISSUED PRICE OF SHARES (In reais) |
|---|---|---|---|---|---|---|

## 01.10 - INVESTORS RELATIONS OFFICER

| 1 - DATE | 2 - SIGNATURE |
|---|---|
| 15/05/2008 | |

01.01 – IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

| 1 - CODE | 2 - ACCOUNT DESCRIPTION | 3 - 03/31/2008 | 4 - 12/31/2007 |
|---|---|---|---|
| 1 | TOTAL ASSETS | 2,050,769 | 1,872,191 |
| 1.01 | CURRENT ASSETS | 522,527 | 460,554 |
| 1.01.01 | CASH AND CASH EQUIVALENTS | 439,531 | 368,931 |
| 1.01.01.01 | CASH AND BANKS | 1,364 | 101,493 |
| 1.01.01.02 | INTEREST EARNING BANK DEPOSITS | 438,167 | 267,438 |
| 1.01.02 | CREDITS | 82,996 | 91,623 |
| 1.01.02.01 | ACCOUNTS RECEIVABLE | 0 | 0 |
| 1.01.02.02 | SUNDRY RECEIVABLES | 82,996 | 91,623 |
| 1.01.02.02.01 | RELATED-PARTY TRANSACTIONS | 0 | 0 |
| 1.01.02.02.02 | RECOVERABLE TAXES | 29,154 | 23,118 |
| 1.01.02.02.03 | CONTRACTUAL RETENTIONS | 44,117 | 42,992 |
| 1.01.02.02.04 | PREPAID EXPENSES | 59 | 58 |
| 1.01.02.02.05 | SUNDRY ADVANCES | 4,067 | 5,715 |
| 1.01.02.02.06 | RESTRICTED DEPOSIT | 5,570 | 6,375 |
| 1.01.02.02.07 | ACCOUNTS RECEIVABLE FOR ASSIGNMENT OF | 0 | 13,359 |
| 1.01.02.02.08 | OTHERS | 29 | 6 |
| 1.01.03 | INVENTORIES | 0 | 0 |
| 1.01.04 | OTHERS | 0 | 0 |
| 1.02 | NONCURRENT ASSETS | 1,528,242 | 1,411,637 |
| 1.02.01 | LONG TERM ASSETS | 154,242 | 316,752 |
| 1.02.01.01 | SUNDRY RECEIVABLES | 166 | 124 |
| 1.02.01.01.01 | RECOVERABLE TAXES | 166 | 124 |
| 1.02.01.02. | FROM RELATED PARTIES | 153,876 | 316,417 |
| 1.02.01.02.01 | FROM ASSOCIATED COMPANIES | 419 | 0 |
| 1.02.01.02.02 | FROM SUBSIDIARIES | 153,457 | 316,417 |
| 1.02.01.02.03 | FROM OTHER RELATED PARTIES | 0 | 0 |
| 1.02.01.03 | OTHER | 200 | 211 |
| 1.02.01.03.01 | PREPAID EXPENSES | 192 | 203 |
| 1.02.01.03.02 | JUDICIAL DEPOSITS | 8 | 8 |
| 1.02.02 | PERMANENT ASSETS | 1,374,000 | 1,094,885 |
| 1.02.02.01 | INVESTMENTS | 1,343,523 | 1,077,377 |
| 1.02.02.01.01 | ASSOCIATED COMPANIES | 0 | 0 |
| 1.02.02.01.02 | ASSOCIATED COMPANIES-GOODWILL | 0 | 0 |
| 1.02.02.01.03 | SUBSIDIARIES | 1,343,523 | 1,077,377 |
| 1.02.02.01.04 | SUBSIDIARIES-GOODWILL | 0 | 0 |
| 1.02.02.01.05 | OTHER | 0 | 0 |
| 1.02.02.02 | PROPERTY, PLANT AND EQUIPMENT | 29,667 | 16,698 |
| 1.02.02.02.01 | CONSTRUCTION IN PROGRESS | 3,217 | 2,053 |
| 1.02.02.02.02 | FURNITURE AND FIXTURES | 1,745 | 742 |
| 1.02.02.02.03 | MACHINERY AND EQUIPMENT | 63 | 61 |

01.01 – IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| **01791-4** | **MMX MINERAÇÃO E METÁLICOS S/A** | **02.762.115/0001-49** |

**02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)**

| 1 - CODE | 2 - ACCOUNT DESCRIPTION | 3 - 03/31/2008 | 4 - 12/31/2007 |
|---|---|---|---|
| 1.02.02.02.04 | AIRCRAFT | 10,300 | 10,286 |
| 1.02.02.02.05 | IT EQUIPMENT | 1,352 | 958 |
| 1.02.02.02.06 | SOFTWARE | 2,735 | 2,577 |
| 1.02.02.02.07 | LAND | 10,248 | 0 |
| 1.02.02.02.08 | ADVANCE FOR PERMANENT ASSETS | 7 | 21 |
| 1.02.02.03 | INTANGIBLE | 810 | 810 |
| 1.02.02.03.01 | GODWILL IN THE ACQUISITION OF SUBSIDIARIES | 9,990 | 9,990 |
| 1.02.02.03.02 | MINING RIGHTS AND CONCESSION | 600 | 600 |
| 1.02.02.03.03 | PROVISION FOR LOSS ON INVESTMENT | (9,780) | (9,780) |
| 1.02.02.04 | DEFERRED CHARGES | 0 | 0 |

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

CORPORATION LAW

Base Date - March 31, 2008

## 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

## 02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

| 1 - CODE | 2 - ACCOUNT DESCRIPTION | 3 - 03/31/2008 | 4 - 12/31/2007 |
|---|---|---|---|
| 2 | TOTAL LIABILITIES | 2,050,769 | 1,872,191 |
| 2.01 | CURRENT LIABILITIES | 45,633 | 50,610 |
| 2.01.01 | LOANS AND FINANCINGS | 708 | 548 |
| 2.01.02 | DEBENTURES | 0 | 0 |
| 2.01.03 | SUPPLIERS | 10,769 | 15,351 |
| 2.01.04 | TAXES, DUTIES AND CONTRIBUTIONS | 6,139 | 13,594 |
| 2.01.05 | DIVIDENDS PAYABLE | 0 | 0 |
| 2.01.06 | PROVISIONS | 24,769 | 17,487 |
| 2.01.06.01 | SALARIES AND PAYROLL CHARGES | 358 | 4,528 |
| 2.01.06.02 | PROVISION FOR UNCOVERED LIABILITY | 24,411 | 12,959 |
| 2.01.07 | RELATED PARTY DEBTS | 802 | 682 |
| 2.01.08 | OTHER | 2,446 | 2,948 |
| 2.02 | NONCURRENT LIABILITIES | 7,497 | 7,909 |
| 2.02.01 | LONG TERM LIABILITIES | 7,497 | 7,909 |
| 2.02.01.01 | LOANS AND FINANCINGS | 7,497 | 7,909 |
| 2.02.01.02 | DEBENTURES | 0 | 0 |
| 2.02.01.03 | PROVISIONS | 0 | 0 |
| 2.02.01.04 | RELATED PARTY DEBTS | 0 | 0 |
| 2.02.01.05 | ADVANCES FOR FUTURE CAPITAL INCREASE | 0 | 0 |
| 2.02.01.06 | OTHER | 0 | 0 |
| 2.02.02 | DEFERRED INCOME | 0 | 0 |
| 2.04 | SHAREHOLDERS' EQUITY | 1,997,639 | 1,813,672 |
| 2.04.01 | CAPITAL | 1,142,804 | 1,142,804 |
| 2.04.02 | CAPITAL RESERVES | 0 | 0 |
| 2.04.03 | REVALUATION RESERVES | 0 | 0 |
| 2.04.03.01 | COMPANY ASSETS | 0 | 0 |
| 2.04.03.02 | SUBSIDIARIES/ASSOCIATED COMPANIES | 0 | 0 |
| 2.04.04 | PROFIT RESERVES | 670,868 | 670,868 |
| 2.04.04.01 | LEGAL | 33,543 | 33,543 |
| 2.04.04.02 | STATUTORY | 0 | 0 |
| 2.04.04.03 | CONTINGENCIES | 0 | 0 |
| 2.04.04.04 | REALIZABLE PROFITS RESERVES | 159,331 | 159,331 |
| 2.04.04.05 | PROFIT RETENTION | 477,994 | 477,994 |
| 2.04.04.06 | SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS | 0 | 0 |
| 2.04.04.07 | OTHER PROFIT RESERVES | 0 | 0 |
| 2.04.05 | RETAINED EARNINGS/LOSSES | 183,967 | 0 |
| 2.04.06 | ADVANCES FOR FUTURE CAPITAL INCREASE | 0 | 0 |

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

**03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS - R$)**

| 1 - CODE | 2 - DESCRIPTION | 3 - 01/01/2008 to 03/31/2008 | 4 - 01/01/2008 to 03/31/2008 | 5 - 01/01/2007 to 03/31/2007 | 6 - 01/01/2007 to 03/31/2007 |
|---|---|---|---|---|---|
| 3.01 | GROSS REVENUE FROM SALES AND/OR SERVICES | 0 | 0 | 0 | 0 |
| 3.02 | DEDUCTIONS FROM GROSS REVENUE | 0 | 0 | 0 | 0 |
| 3.03 | NET REVENUE FROM SALES AND/OR SERVICES | 0 | 0 | 0 | 0 |
| 3.04 | COST OF GOODS AND/OR SERVICES SOLD | 0 | 0 | 0 | 0 |
| 3.05 | GROSS PROFIT | 0 | 0 | 0 | 0 |
| 3.06 | OPERATING EXPENSES/INCOME | (69,503) | (69,503) | 7,976 | 7,976 |
| 3.06.01 | SELLING EXPENSES | 0 | 0 | 0 | 0 |
| 3.06.02 | GENERAL AND ADMINISTRATIVE | (13,705) | (13,705) | (8,967) | (8,967) |
| 3.06.03 | FINANCIAL | 15,694 | 15,694 | 28,965 | 28,965 |
| 3.06.03.01 | FINANCIAL INCOME | 17,405 | 17,405 | 29,629 | 29,629 |
| 3.06.03.02 | FINANCIAL EXPENSES | (1,711) | (1,711) | (664) | (664) |
| 3.06.03.02.01 | FINANCIAL EXPENSES | (310) | (310) | (889) | (889) |
| 3.06.03.02.02 | EXCHANGE VARIATION | (1,401) | (1,401) | 225 | 225 |
| 3.06.04 | OTHER OPERATING INCOME | 0 | 0 | (6,770) | (6,770) |
| 3.06.05 | OTHER OPERATING EXPENSES | (11,453) | (11,453) | 0 | 0 |
| 3.06.05.01 | PROVISION FOR UNCOVERED LIABILITIES | (11,453) | (11,453) | 0 | 0 |
| 3.06.06 | EQUITY GAIN (LOSS) | (60,039) | (60,039) | (5,252) | (5,252) |
| 3.07 | OPERATING INCOME | (69,503) | (69,503) | 7,976 | 7,976 |
| 3.08 | NON-OPERATING INCOME (EXPENSES) | 253,718 | 253,718 | 0 | 0 |
| 3.08.01 | INCOME | 253,718 | 253,718 | 0 | 0 |
| 3.08.02 | EXPENSES | 0 | 0 | 0 | 0 |
| 3.09 | INCOME (LOSS) BEFORE TAXES AND INTERESTS | 184,215 | 184,215 | 7,976 | 7,976 |
| 3.10 | PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION | 0 | 0 | (4,190) | (4,190) |
| 3.10.01 | PROVISION FOR INCOME TAX | 0 | 0 | (2,833) | (2,833) |

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

**03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS - R$)**

| 1 - CODE | 2 - DESCRIPTION | 3 - 01/01/2008 to 03/31/2008 | 4 - 01/01/2008 to 03/31/2008 | 5 - 01/01/2007 to 03/31/2007 | 6 - 01/01/2007 to 03/31/2007 |
|---|---|---|---|---|---|
| 3.10.02 | SOCIAL CONTRIBUTION | 0 | 0 | (1,357) | (1,357) |
| 3.11 | DEFERRED INCOME TAX | 0 | 0 | 0 | 0 |
| 3.12 | STATUTORY INTEREST/ CONTRIBUTIONS | 0 | 0 | 0 | 0 |
| 3.12.01 | INTERESTS | 0 | 0 | 0 | 0 |
| 3.12.02 | CONTRIBUTIONS | 0 | 0 | 0 | 0 |
| 3.13 | REVERSAL OF INTEREST ON SHAREHOLDERS' EQUITY | 0 | 0 | 0 | 0 |
| 3.15 | NET INCOME (LOSS) FOR THE PERIOD | 184,215 | 184,215 | 3,786 | 3,786 |
| | NUMBER OF SHARES, OUTSTANDING, EXCLUDING TREASURY STOCK (THOUSAND) | 15,230 | 15,230 | 7,608 | 7,608 |
| | EARNINGS PER SHARE (REAIS) | 12.09554 | 12.09554 | 0.49763 | 0.49763 |
| | LOSS PER SHARE (REAIS) | | | | |

*(In thousand of reais, unless stated otherwise)*

## 1 Operations

MMX Mineração e Metálicos S.A. ("MMX" or "Company") is an incorporated publicly-held company. MMX's current controlling shareholder acquired, on November 9, 2005, the totality of the shares representing the Company's capital stock, which operation was approved, on November 29, 2005, by the Brazilian Securities Exchange Commission ("CVM"). On July 21, 2006, MMX filed the final prospectus regarding the initial public offering, whereby the Company issued 1,262,590 nominative common shares that started to be traded at the Novo Mercado segment of the São Paulo Stock Exchange (BOVESPA) as of July 24, 2006. The financial settlement of public offering was executed on July 26, 2006. On that occasion, the Company held a capital increase in the amount of R$1,029,011.

On August 18, 2006, after having consulted the Lead Coordinator, the Banco de Investimentos Credit Suisse (Brasil) S/A ("Credit Suisse") exercised the option for the subscription of a supplementary batch of 110,288 book-entry shares, nominatives and with no par value, issued by the Company ("Supplementary Lot Shares"), at the price of R$815.00 per share, resulting in an additional capital increase in the amount of R$89,884.

On August 24, 2006, the Company closed the public offering and, considering the over-allotment, 1,372,878 shares were made available to the market, which represented 36.1% of the Company's total capital stock on such date, at the price of R$815.00 per share ("Price per Share"), resulting in a capital increase in the total amount of R$1,118,896.

On February 5, 2007, the Company's Level 1 Global Depositary Receipts ("GDR") program was started, and Banco Itaú S.A. was contracted as the custodian institution and as depositary The Bank of New York, as per terms already approved by CVM. Each common share of the Company is equivalent to twenty (20) GDRs, in accordance with the Company's resolution after the split approved at the Extraordinary General Meeting held on January 25, 2007, according to Note 25.

On June 27, 2007, the Level 1 GDRs started being traded at Toronto Exchange ("TSX"), Canada, under the "XMM" code.

*(In thousand of reais, unless stated otherwise)*

MMX operates in the following business areas: the extraction, processing, transportation and sale of minerals in general; manufacture, processing, transportation and sale of steel inputs; as well as the construction, operation and exploration of marine terminals and railways.

MMX develops, on its own account or through its subsidiaries, projects in mining, logistics, steel and the production of value-added metal products from the iron ore it extracts. The Company owns mining deposits, as a result of the acquisition of mines and applications for mining rights, which it explores and from which it extracts iron ore. In the feasibility study context developed by the Company and subsidiaries, according to geological information obtained and analyzed until March 31, 2006, the Company cubed mining resources, among the ones measured, indicated and inferred, to the tune of 1,153 thousand tons , pursuant to an audit study carried out by the specialized company SRK Consulting. The Company manages and/or develops logistic systems in the geographic regions where its resources and those of its subsidiaries are located, with a view to the outflow of its production and to the delivery of services to the public, in the public concession category.

As of March 31, 2008, MMX had, by means of direct and/or indirect ownership in subsidiaries, the following projects:

## a. *MMX Amapá System*

Activities in mining research activities (excluding those related to copper and precious metals) in the municipalities of Pedra Branca do Amapari and Serra do Navio, in the State of Amapá, by means of a exploration agreement entered into between the subsidiary MMX Amapá Mineração Ltda. ("MMX Amapá") and Mineração Pedra Branca do Amapari Ltda. ("MPBA"), subsidiary of Canadian company Goldcorp Inc. The Company completed a feasibility study regarding this project, developed by the specialized company Natrontec - Estudos e Engenharia de Processos Ltda. ("Natrontec"), that, besides the mine, encompasses the railway and marine terminal operations. The estimated necessary investment in the project is US$272,000 thousand. Investments were evaluated by the Company and are currently estimated at US$347,000 thousand·

The Company, through its subsidiary MMX Amapá, organized MMX Logística do Amapá Ltda. ("MMX Logisitica do Amapá") on February 23, 2006, after the bidding proceeding started in 2005, with the purpose of obtaining from the State of Amapá a Concession for Exploration of Freight and Passenger Railway Transportation Service at the Amapá Railway ("EFA"). The railroad operation concession, for the period of 20 years, renewable for an additional period of 20 years, under the terms of law, is aimed, among other activities of a public nature, at developing the transportation logistics of iron ore to be extracted from the mines held by the Company in the State of Amapá, for the performance of a supply agreement entered into with MMX Amapá.

*(In thousand of reais, unless stated otherwise)*

Under the Concession Agreement, MMX Logística do Amapá should invest in the first two concession years, the total amount of R$40,700 in the recovery of the railway. For the concession, MMX Amapá made, on March 7, 2006, a payment in the value of R$814 to the State of Amapá, equivalent to 2% of the estimated value of investments to be restored. During the second half of 2006, MMX Logística do Amapá started its operations and is complying with the liabilities with third parties undertaken by the concession agreement.

On January 9, 2007, MMX Amapá transferred to the Company its quotas in the capital stock of the parent company IRX Mineração Ltda. ("IRX"), which holds mining rights acquired on September 9, 2004 in the State of Bahia. Thus, IRX becomes a directly subsidiary of the Company.

On March 2, 2007, by means of an auction carried out in the trading floor of BOVESPA, the Centennial Assets sold 100% of the shares of Centennial Asset Participações Amapá S.A. ("Centennial Asset Amapá") in the amount of R$282,891 (equivalent to US$133,000 thousand) which were acquired by a wholly-owned subsidiary of Cleveland-Clifs, Inc., the largest iron mining company and largest producer of pellets in the United States of America.

On December 14, 2007, an operating license was issued by the Amapá State Environmental Secretaria, authorizing the functioning of the ore treatment industrial installations and infrastructure for MMX Amapá System the iron ore project.

MMX Amapá made its first ore shipment on December 31, 2007 and began its operations in January 2008.

## b. *MMX Minas-Rio System*

On March 22, 2007, the Company approved at the Board of Directors meeting, the corporate restructure of activities currently developed by the subsidiaries MMX Minas-Rio Mineração e Logística Ltda. and MPC Mineração e Pesquisa Ltda. ("MPC").

On April 4, 2007, MMX Minas-Rio Mineração e Logística Ltda. organized the subsidiary MMX Mineração do Serro Ltda. ("MMX Serro"), with the mining rights located in the municipality of Serro, in the State of Minas Gerais, where it is currently developing an iron ore mine to supply that State.

On April 10, 2007, the Company and Centennial Asset Participações Minas-Rio S.A. ("Centennial Asset Minas-Rio") performed the merger of the subsidiary MMX Minas-Rio Mineração e Logística Ltda. into their wholly-owned subsidiary MPC, which after the merger became a closely-held corporation and was renamed MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio").

*(In thousand of reais, unless stated otherwise)*

On April 11, 2007, MPC transferred to the Company its quotas in the capital stock of the subsidiary LLX Logística S.A. ("LLX Logística".), which was set up in General Setup Meeting on March 1, 2007. Thus LLX Logística becomes a direct subsidiary of the Company and will become the holding company of the logistics activities.

On April 11, 2007, the Company and Centennial Asset Minas-Rio performed the spin-off of certain assets and liabilities of MMX Minas-Rio, with the absorption of the spun-off portions of its equity by two new companies designated LLX Minas-Rio Logística Comercial Exportadora S.A. ("LLX Minas-Río") and LLX Açu Operações Portuárias S.A. ("LLX Açu"), and the Company thereafter began to hold, directly, 70% of the capital stock of these two new companies.

As a result of the spin-off, LLX Minas-Rio holds the assets related to the ore pipeline of the MMX Minas-Rio integrated system and 300 hectares of Port of Açu, designed for the construction of an iron ore port terminal. LLX Açu, holds the remaining part of Port of Açu with approximately 6,900 hectares. MMX Minas-Rio and its subsidiaries will maintain their Minas-Rio System's mining rights, on the iron ore processing plant and on ownerships on the ore pipeline rights of way.

On April 11, 2007, at the end of the corporate which did not cause any dilution of the Company's shareholding, the Company transferred to the subsidiary LLX Logística its interest in the capital stock of LLX Açu and of LLX Minas-Rio.

Still in the context of restructuring, the shareholders performed a partial spin-off of Centennial Asset Minas-Rio, transferring the dividend portion of its capital stock into a new company to be named Centennial Asset Participações Logística S.A. ("Centennial Asset Logística"). The assets and liabilities transferred as a result of this spin-off were limited only to the investment of Centennial Asset Minas-Rio in LLX Açu, which was transferred to Centennial Asset Logística.

*(In thousand of reais, unless stated otherwise)*

Due to the corporate restructuring occurred at MMX Minas-Rio, conclued on May 7, 2007, the Company, through its subsidiaries MMX Minas-Rio (formerly MPC), LLX Minas-Rio, LLX Açu and MMX Serro, is the owner of mining rights located in the Quadrilátero Ferrífero region and in the Serra do Espinhaço, in the State of Minas Gerais. These assets will support the "MMX Minas-Rio System", which will produce iron ore and transport it via a mining pipeline approximately 525 kilometers long, which will connect the mining region to the Municipality of São João da Barra, in the State of Rio de Janeiro, where the Company and its subsidiaries own a 7,200 hectares site suitable for the construction of a port with capacity to receive deep draft ships. The Company completed a feasibility study, developed and/or compiled by the specialized company SRK Consulting, regarding this project, that estimated a necessary investment of US$2,033,000 thousand, including investments related to acquisition of mining rights, with start-up scheduled for financial year 2009.

On July 13, 2007, by means of an auction held on the floor of BOVESPA, Centennial Assets Mining Fund, LLC sold 100% of the shares of Centennial Minas-Rio at the amount of R$1,317,337 (equivalent on the date to US$704,082 thousand) which were acquired in full by Anglo American Participações em Minério de Ferro Ltda. ("Anglo American Participações"), a subsidiary of Anglo American plc, that began to hold 30% of the shares representing the capital stock of MMX Minas-Rio and of LLX Minas-Rio.

On July 18, 2007, Anglo American subscribed to new shares issued by MMX Minas-Rio and LLX Minas-Rio, against the performance of a capital increase in the overall amount of R$1,629,701 (equivalent on the date to US$874,350 thousand), causing Anglo American to increase its interest in the capital of MMX Minas-Rio and of LLX Minas-Rio ("Minas-Rio Companies") from 30% to 49%.

Also in the context of the operation, MMX, its subsidiary LLX Logística and Anglo American Participações agreed to reorganize the future operations of the MMX Minas-Rio Companies. Hereafter, MMX Minas-Rio will be responsible for the construction and operation both of the iron ore mines in Minas Gerais and of the mining pipeline of the MMX Minas-Rio Integrated System. LLX Minas-Rio will be responsible for operating Port of Açu, exclusively for the handling of iron ore products.

On September 27, 2007, MMX, LLX and Ontario Teachers' Pension Plan Board ("OTPP"), a Canadian pension fund, signed a final agreement for the subscription and acquisition, by OTPP, of 15% of the shares issued by LLX Logística, in the form of preferred shares, in the amount of US$185 million (the "Investment"). Financial settlement of the Investment took place on February 18, 2008.

*(In thousand of reais, unless stated otherwise)*

The resources of the Investment will be utilized to: (i) develop port activities not related to iron ore at Port of Açu, in the State of Rio de Janeiro, (ii) develop a manufacturing complex located in the retro area of Port of Açu, and (iii) cost the acquisition of Port of Brasil, in the State of São Paulo, and of Port of Sudeste, in the State of Rio de Janeiro. Port of Brasil, Port of Sudeste and activities not related to iron ore and the manufacturing complex at Port of Açú, are business opportunities that are currently being developed by LLX Açu.

### c. *MMX Corumbá System*

On April 12, 2006 the controlling shareholder of MMX paid in a capital increase by granting to the Company almost all the shares representing the capital stock of the company MMX Corumbá Participações Ltda.

On April 18, 2006, the Company carried out the full spin-off of MMX Corumbá Participações Ltda., with the total absorption of its equity by its subsidiaries MMX Corumbá Mineração Ltda. ("MMX Corumbá") and MMX Metálicos Corumbá Ltda. ("MMX Metálicos Corumbá"), new corporate name of MMX Metálicos Brasil Ltda. As the spun-off company did not have other assets or liabilities, the spin-off transaction did not entail a capital increase in the recipient companies and the Company thereafter began to hold, directly, almost all the quotas representing the capital of the subsidiaries MMX Corumbá and MMX Metálicos Corumbá.

The subsidiary MMX Corumbá is the holder and lessee of mining rights in the Municipality of Corumbá, State of Mato Grosso do Sul, and is in the current phase of production since the last quarter of 2006. The Company completed a feasibility study regarding this project, developed by the specialized company Natrontec, which estimated the necessary investment to be US$72,000 thousand .

The indirect subsidiary MMX Trade Shipping (Nevada) LLC ("MMX Trade Shipping") formed on November 9, 2006, is located in the United States of America, State of Nevada. Its objective is to sell pig iron on the international market.

On January 5, 2007, the subsidiary MMX Metálicos Corumbá entered into a long-term agreement with Cargill, Incorporated ("Cargill") for the supply of pig iron production of MMX Corumbá System, with a firm guarantee of removal and delivery.

With the commitment to purchase the settled volume beginning in August 2007, Cargill will have exclusive rights, except in South America, to market the pig iron worldwide production acquired from MMX Metálicos Corumbá originated from MMX Corumbá System.

*(In thousand of reais, unless stated otherwise)*

The subsidiaries MMX Metálicos Corumbá and MMX Metálicos Amapá Ltda. ("MMX Metálicos Amapá"), organized on March 14, 2007, currently develops projects, which the Company has commissioned Hatch Consulting and Outokumpu Technologies to prepare feasibility studies, aiming at the deployment of integrated plants for the production of pig iron and semi-finished products, preferably in the States of Amapá and Mato Grosso do Sul, where the Company's own mines are located, and at the deployment of a pelletizing plant on the property of a subsidiary of the Company in the Municipatily of São João da Barra, State of Rio de Janeiro. The estimated investment necessary for these projects is US$1,224,000 thousand.

The indirect subsidiary MMX Pig Iron Trading & Shipping (NEVADA) LLC ("MMX Pig Iron"), which was set up October 29, 2007, is a company set up in the United States of America, to hold stakes in mining and logistics companies.

### d. *Other operations*

The direct subsidiary MMX Properties LLC ("MMX Properties"), formed on March 9, 2007, is located in the United States of America, in the State of Delaware and owns a purchase option of an aircraft for which it made a down payment in the amount of US$100 *thousand.*

Subsidiary MMX Minas-Rio was assigned free of charge 99.99% of the shares capital of Borbagato Agropastoril S.A. ("Borbagato"), located in the Belo Horizonte, in the State of Minas-Gerais. The objectivity of Borbagato is trading, intermediating and managing real estate properties and other assets, as well as holding equity interests in other companies.

On May 29, 2007 the Company acquired the mining rights to explore iron ore in the States of Bahia and Piauí, through the acquisition of equity interest in Bahia Ferro Mineração Ltda. ("Bahia Ferro"), pursuant to Note 14a.

On August 1, 2007, the Company acquired the totality of quotas representing in the capital stock of Nacional Ferrosos S.A., whose corporate name was changed on August 30, 2007 to MMX Comercial Exportadora S.A. ("MMX Comercial Exportadora"), that has as its business purpose the commercialization of iron ore.

On August 2, 2007, the Company acquired the totality of quotas representing the capital stock of Bay Service Serviços Portuários Ltda. ("Bay Service"), service rendering company in the navigation area.

*(In thousand of reais, unless stated otherwise)*

As further detailed in Notes 13c and 14a, on November 14, 2007, LLX Açu, a subsidiary of LLX Logística, purchase the shares of the companies Sepetiba Empreendimentos e Participações Ltda. ("Sepetiba Empreendimentos") and Pedreira Sepetiba Ltda. ("Pedreira Sepetiba"). On November 7, 2007 the corporate name of Sepetiba Empreendimentos was changed to LLX Sudeste Operações Portuárias Ltda. ("LLX Sudeste").

On December 4, 2007 the Company acquired 99.99% of the shares of the company EDRJ111 Participações Ltda. ("EDRJ") in the total amount of R$4.500. The corporate name of EDRJ11 was changed to AVX Mineração e Participações Ltda. ("AVX") and a capitalization of R$80.000 was done. AVX's corporate object is engaging to hold equity stakes in the capital of other companies for the new business in the State of Minas Gerais.

On December 13, 2007, the Company, through its subsidiary AVX, acquired 99.99% of the shares issued by AVG Mineração S.A. ("AVG") in the amount of US$224 million.

On March 3, 2008 AVX concluded the operation for acquisition of Minerminas - Mineradora Minas Gerais Ltda. ("Minerminas").

AVX will pay a total amount of US$125,000 for all the shares of the capital of Minerminas, in seven consecutive semi-annual installments. The first installment, in the amount of US$17,857 thousand, has already been settled, and the remaining installments will be settled in the subsequent months of July and January, ending in January 2011 and updated according to the Brazilian Certificate of Interbank Deposit ("CDI") rate.

*(In thousand of reais, unless stated otherwise)*

As the result of the restructuring process, the Company has the following equity interest on March 31, 2008:


MMX Mineração e Metálicos S.A.
99,99%
Bay Sevice Serviços Portuários Ltda.
70%
MMX Amapá Mineração Ltda.
99,99%
MMX Logística do Amapá Ltda.
80%
IRX Mineração Ltda.
51%
MMX Minas-Rio Mineração S.A.
99,99%
99,99%
Borbagato Agropastoril S.A.
MMX Minerção do Serro Ltda.
85%
LLX Logística S.A.
70%
LLX Açú Operações Portuárias S.A.
51%
LLX Minas Rio Logística Comercial Exportadora S.A.
99,99%
99,99%
LLX Sudeste Operações Portuárias S.A.
Pedreira Sepetiba Ltda.
70%
MMX Corumbá Mineração Ltda.
100 %
99,99 %
MMX Trade Shipping LLC
MMX Comercial Exportadora S.A.
99,99%
MMX Metálicos Corumbá Ltda.
100%
MMX Pig Iron Trading & Shipping LLC
99,99%
MMX Metálicos Amapá Ltda.
100%
MMX Properties LLC
24%
Bahia Ferro Mineração Ltda.
99,99%
AVX Mineração e Participações Ltda.
100%
99,99%
Minerminas – Mineradora Minas Gerais Ltda.
AVG Mineração S.A.

*(In thousand of reais, unless stated otherwise)*

## 2 Licenses

The prerequisite of the environmental policy of MMX Group is the obtainment of all the licenses required by law for each one of its facilities and activities. The Company currently has the following licenses through its subsidiaries:

| Company | Type | Issuance Date | Term | |
|---|---|---|---|---|
| MMX Corumbá | Operation of Mine 63 | 11/2/2007 | 4 years | |
| MMX Amapá | Operating license | 12/14/2007 | 1 year | |
| MMX Amapá | Mining operation | 3/12/2008 | 1 year | |
| MMX Amapá | Operating license for Capina Química | 12/31/2007 | 1 year | |
| MMX Logística Amapá | Renewal of railway operating license | 8/16/2006 | 1 year | (a) |
| MMX Metálicos Corumbá | Operation of blast furnace 1 | 12/14/2007 | 4 years | |
| MMX Metálicos Corumbá | Installation license | 8/16/2006 | 5 years | |
| MMX Metálicos Corumbá | Installation license for expansion of Pig Iron Plant for sinterizing, steel mill and rolling operations | 12/28/2006 | 2 years | |
| MMX Minas-Rio | Preliminary license for Port Terminal | 12/28/2006 | 2 years | |
| MMX Amapá | Port operating license | 4/12/2007 | 1 year | |
| LLX Açu | Environmental license for port installation | 5/14/2007 | 3 years | |
| MMX Minas-Rio e LLX Minas-Rio | Preliminary ore duct license | 8/29/2007 | 4 years | |
| MMX Minas-Rio e LLX Minas-Rio | Work site installation license for pipeline storage | 3/7/2008 | 3 years | |
| MMX Amapá | Preliminary license for location and viability of landfill | 2/12/2008 | 6 months | |
| MMX Amapá | Environmental license for implementation of landfill works | 4/7/2007 | 1 year | |

**(a)** Renewal of license obtained April 7, 2008, effective for a period of 1 year.

*(In thousand of reais, unless stated otherwise)*

## 3 Presentation of quarterly information

The individual and consolidated quarterly information were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission ("CVM").

The Notes include information related to projected investments and estimated mineral production quantities (Note 1) that are not part of the scope of a review of the quarterly financial information and thus have not been reviewed by KPMG Auditores Independentes.

***Adaptation to Law no. 11.638/2007***

Law no. 11,638/07 was enacted on December 28, 2007, modifying and revoking a number of provisions of Law no. 6,404/December 15, 1976 and Law no. 6,385/December 7, 1976 dealing with the preparation of financial statements, in order to allowed future convergence to the accounting practices adopted in Brazil with the standards issued by the International Financial Reporting Standards ("IFRS"). Such changes should be applied in the financial statements for the year to be ended December 31, 2008.

It is worth mentioning that the huge changes depends on the normatization to be issued by CVM.

On May 2, 2008 the Brazilian Securities Commission issued CVM Instruction 469, which provides for containing provisions on the enforcement of Law no. 11,638/07. This instruction grants companies the option of immediately applying all the accounting provisions contained in the new law or disclosing them in a note to the Quarterly Financial Information ("ITR"), including the changes that could have impacts on the year-end, estimating the potential effects on shareholders' equity and the results for the period.

The Company has elected to disclose the effects of the new Law in the Notes, besides effectively recording in the quarterly financial information as of March 31, 2008 the following items of CVM Instruction no. 469/08 that are mandatory:

**a.** Adjustments of asset and liability elements of long-term operations, as well as material short-term operations, to present value.

The Company has adopted CVM Decisions nos. 489/05 and 527/07 in its evaluation. Long-term assets and liabilities are not indexed and the short-term effects have been considered immaterial. The discount rate employed is 8%, which represents the average rate of loans taken out.

*(In thousand of reais, unless stated otherwise)*

In its evaluation, the Company has adopted CVM Decisions nos. 489/05 and 527/07 to calculate the adjustments of assets and liabilities derived from long-term operations and material short-term operations to present value, adjustments that have been reflected in the consolidated quarterly financial information as of March 31, 2008. Respective reductions of R$10,222 and R$71,316 have been made under current and noncurrent liabilities, under the account entitled "Obligations for acquisition of investments", as further detailed in Note 22, with a contra entry under the noncurrent assets that gave rise to them, as explained in Note 14.

**b.** The tax incentives resulting from donations or government subsidies for investments are no longer to be classified under capital reserves; from now on they are to be booked under results for the year, though this item does not apply to the Company.

**c.** The equity accounting method will be use to value investments in associated companies in which the Company has significant influence or in which it holds a stake of 20% (twenty per cent) or more of the voting capital, in subsidiaries and in other companies that are part of the same group or under common control.

Recording investments in subsidiary companies by the equity method, according to these precepts, should be reflected in the quarterly financial information as of March 31, 2008, although so far no material effects have been identified regarding this item.

Among the main alterations introduced by Law no. 11.638/07, Management highlights the following matters that, in its judgment, will modify the presentation of our financial statements due to the new criteria for calculating the Company's results and financial position as from the year 2008. The effects presented are based on the best estimates of the Company for the financial statements, without comparative effects in relation to previous periods:

**a.** Increases and decreases in amounts attributed to asset elements, as a result of appraisal at market prices.

Investments in marketable securities, including derivative financial instruments, and in rights and credit instruments under current or noncurrent assets, when "available for sale" or "intended for trading". Other financial instruments are valued at their updated cost or adjusted to probable net realizable value, if the latter is lower.

**b.** Property, plant and equipment, and recognition of indebtedness on financial leasing expenses, although so far no material effects have been identified regarding this item.

*(In thousand of reais, unless stated otherwise)*

**c.** The existing balances of the revaluation reserves may be cancelled, on an optional basis, up to the end of 2008. The Company will adopt a position in the second quarter of 2008 regarding the maintenance or cancellation of the respective revaluation reserves, in accordance with CVM Instruction no. 469/08.

**d.** Deferred charges have been restricted to pre-operating expenses or expenditures on restructuring that contribute to an increase in more than one year. The preliminary effects on consolidated stockholders' equity as of March 31, 2008 and results for the quarter with respect to this item have been appraised at a total of R$45,776, corresponding to the effect of pre-operating expenses incurred in the quarter on results of the Company's subsidiaries, as detailed in Note 16, currently recorded under deferred charges.

In addition, on January 29, 2008 the CVM issued Decision no. 534/08, which deals with the effects of changes in exchange rates and translation of financial statements, a decision that is applicable to the year ended December 31, 2008, although so far no material effects have been identified with respect to this item.

***Summary of significant accounting policies***

*a. Statement of operations*

Income and expenses are recognized in accordance with the accrual method. In view of the pre-operating phase of the majority of the Company's subsidiaries, consolidated income is basically comprised of expenditures not related to projects in progress and/or not directly associated with future benefits and the operations of the Amapá Railway, MMX Amapá, MMX Corumbá iron ore mines,, MMX Amapá, AVG, Minerminas and the operations of MMX Metálicos Amapá and Pedreira Sepetiba.

*b. Accounting estimates*

The preparation of the quarterly financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, mining rights and costs for assets retirement and reforestation, deferred income and social contribution taxes, the goodwill in subsidiary's acquisition, the provisions for contingencies, for the valuation of financial instruments and for the provision for adjustment to market value of inventories. The settlement of transactions involving such estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions at least on a quarterly basis.

*(In thousand of reais, unless stated otherwise)*

c. *Foreign currency*

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling on the balance sheet date and the foreign exchange differences arising on translation are recognized in the fixed assets, and/or deferred income since most of the subsidiaries of the Company are in a pre-operating phase. For the operating activities, the differences are recognized in the income for the year.

d. *Current and noncurrent assets*

- **Interest earning bank deposits**

Interest earning bank deposits are recorded at cost plus income accrued up to the balance sheet date and do not overcome the market value.

- **Accounts receivable**

The amounts related to accounts receivable are recorded by the value billed including respective taxes.

- **Inventories**

Valued at average purchase or production cost, reduced by allowance for losses at market value.

The cost of inventories includes expenditure incurred in the acquisition, transportation and warehousing of the inventories. In the case of manufactured inventories, cost includes an appropriate share of overhead based on normal operating capacity.

- **Other current and non-current assets**

Presented at the net realizable amount.

e. *Permanent assets*

- **Investments**

Investments in subsidiaries were valued in the parent company using the equity method.

*(In thousand of reais, unless stated otherwise)*

- **Intangible**

  - **Goodwill in the acquisition of subsidiaries**

    The goodwill generated in the acquisition of subsidiaries is based on the expectation of future profit generation and will be amortized in accordance with future results in up to 10 years (see Note 14a).

  - **Mining rights**

    Mining rights are valuated by the cost acquisition and subject to recoverability tests. Amortization for operating activities is calculated over the estimated useful life of the mines, based on the relation obtained between the effective production and the total amount of proved and probable reserves (see Note 14b).

  - **Concession**

    Comprises the railway concession rights, which are stated at cost. Amortization is calculated on the straight-line method over the corresponding concession period, of 20 years (see Note 14b).

  - **Right-of-way**

    Represents the right of access to areas owned by a third party for the execution of access route construction work, to install construction sites and to build an area for the storage of materials that will be extracted from the quarry at Fazenda Itaoca. Amortization will be calculated based on the contract term, which is three years as from the start-up date. (see Note 14c).

  - **Costs for assets retirement and reforestation**

    These refer to the costs that the Company will incur in recomposing the areas of the mines when the exploration rights end.

    Costs related to withdrawal of assets are depreciated over the useful life of the long-term asset based on the produced unit method. (see Note 14d).

    Expenses related to the recovery of the areas and removal of assets originating from the right-of- way will be amortized according to the contract term, which is three years (see Note 14d).

*(In thousand of reais, unless stated otherwise)*

- **Property, plant and equipment**

  Property, plant and equipment are recorded at the acquisition, formation or construction cost. Depreciation is calculated by the straight-line method at rates which take into account the estimated useful lives of the assets.

  The forest exhaustion will take place due to its formation and maintenance costs and to the area cut each month in relation to the total volume of forests.

- **Deferred charges**

  All results determined in the pre-operating phase related to research and development expenses with projects of the Company's subsidiaries, as well as the correspondent financial charges, monetary and/or exchange variations earned up to the balance sheets date, are associated to the expectation of future benefits and are recorded in deferred charges and/or deferred income. Amortization for operating activities is calculated for the period of 10 years.

  The goodwill classified in deferred charges due to the corporate restructuring, as described in Note 1b, is based on the expectation of future profit generation and will be amortized in accordance with future results in up to 10 years (see Note 16).

  Expenditures not directly associated to any future benefits are transferred, from deferred assets and/or deferred income to the result for the period.

*f. Current and non-current liabilities*

Stated at the known amounts or estimated, plus, when applicable, the corresponding charges and/or monetary and exchange variations incurred up to the balance sheet date.

*g. Provisions*

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

*(In thousand of reais, unless stated otherwise)*

*h. Income and social contribution taxes*

The income and social contribution taxes, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$240 for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of the taxable income.

The deferred tax credit assets are fully accrued, due to the current stage of the Company's subsidiadires operations.

*i. Deferred income*

The net positive result relating to the surplus financial revenues over pre-operating expenses for the period, are recorded in deferred income. Amortization for operating activities will be calculated for a 10-year period as from the beginning of operations of the subsidiaries.

## 4 Consolidated quarterly information

The consolidated quarterly information were prepared in accordance with the consolidation principles derived from Brazilian Corporation Law and in accordance with CVM Instruction n° 247/96, and includes the quarterly information of the parent company and its subsidiaries.

### *Quarterly comparative*

The consolidated comparative analysis between the periods ended March 31, 2008 and 2007 is affected due to the sale by the Company of 49% interest in capital stock of MMX Minas-Rio and LLX Minas-Rio to Anglo American Participações, as described in Note 1b. Therefore, for the period ended March 31, 2008 and December 31, 2007, the Company consolidated the interest in these subsidiaries (51%) proportionally, as these are companies whose control in shared since July 18, 2007, pursuant to the Shareholders' Agreement.

*(In thousand of reais, unless stated otherwise)*

The consolidated quarterly information includes data of MMX and its subsidiaries, as listed below:

| | Ownership percentage | |
|---|---|---|
| | **3/31/2008** | **12/31/2007** |
| Direct subsidiaries: | | |
| MMX Amapá | 70.00% | 70.00% |
| MMX Minas-Rio **(a)** | 51.00% | 51.00% |
| MMX Corumbá | 70.00% | 70.00% |
| MMX Metálicos Corumbá | 99.99% | 99.99% |
| MMX Metálicos Amapá | 99.99% | 99.99% |
| MMX Properties | 100.00% | 100.00% |
| IRX | 80.00% | 80.00% |
| LLX Logística | 85.00% | 99.99% |
| Bahia Ferro **(b)** | 24.00% | 24.00% |
| Bay Service | 99.99% | 99.99% |
| AVX | 99.99% | 99.99% |
| Indirect subsidiaries | | |
| MMX Logística do Amapá | 69.99% | 69.99% |
| MMX Trade Shipping | 70.00% | 70.00% |
| MMX Serro (a) | 50.99% | 50.99% |
| LLX Açu | 59.49% | 69.99% |
| LLX Minas-Rio (a) | 43.35% | 50.99% |
| MMX Comercial Exportadora | 69.99% | 69.99% |
| AVG | 99.98% | 99.98% |
| LLX Sudeste | 59.50% | 69.98% |
| Pedreira Sepetiba | 59.49% | 69.98% |
| MMX Pig Iron | 99.99% | 99.99% |
| Minerminas | 100.00% | - |
| Borbagato **(a)** | 50.99% | - |

**(a)** Shared control pursuant to the Shareholders' Agreement that guarantees shared control rights to the shareholder Anglo American Participações.

**(b)** According to the contract of sale of quotas executed on August 2, 2007, irrespective of its interest of 24%, the Company henceforth held full control of Bay Service and therefore executed full consolidation of the investment.

*(In thousand of reais, unless stated otherwise)*

The accounting policies have been consistently applied in all the consolidated companies and are consistent with those used in the previous year.

***Description of main consolidation procedures***

**a.** Elimination of intercompany asset and liability account balances;

**b.** Elimination of investment account balances and corresponding capital interest and retained earnings of the subsidiary companies;

**c.** Identification of minority interests in the consolidated quarterly information;

**d.** The balances of intercompany transactions of the subsidiary of shared control were eliminated and the interest appertaining to the other shareholders was highlighted in the balance sheet;

**e.** Elimination of intercompany revenue and expense balances arising from intercompany transactions. Such balances are eliminated to the extent of the parent's interest in the controlled companies against the investment in the same. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment;

**f.** Consolidation proportionate to the ownership interest of the Company in the capital of MMX Minas-Rio, MMX Serro and LLX Minas-Rio, whose are companies with shared control, pursuant to the Shareholders' Agreement; and

**g.** The Company's investments in GVA Mineração Ltda. and Terminal de Cargas Sarzedo, valued under the equity accounting method, as detailed in Note 13, have not been included in the consolidation of MMX.

*(In thousand of reais, unless stated otherwise)*

The summary of individual quarterly information of MMX Minas-Rio, MMX Serro, Borbagato and LLX Minas-Rio shared control as of March 31, 2008, already considering the percentage share, is as follows:

| Balance sheet | MMX Minas-Rio - Parent Company | Borbagato | MMX Serro | LLX Minas-Rio |
|---|---|---|---|---|
| | 3/31/2008 | 3/31/2008 | 3/31/2008 | 3/31/2008 |
| **Assets** | | | | |
| Cash and cash equivalents | 473,307 | 17 | 4 | 130,417 |
| Taxes recoverable | 6,681 | - | - | 1,801 |
| Related parties | 22,658 | - | - | - |
| Judicial deposits | 76,742 | - | - | 8,365 |
| Mining rights | 149,480 | - | 29,007 | - |
| Investments | 4,915 | - | - | - |
| Intangible | 3,383 | - | - | 1,595 |
| Property, plant and equipment | 200,631 | 3,012 | 20 | 72,378 |
| Deferred charges | 259,651 | - | 4,148 | 21,354 |
| Other assets | 5,563 | 3 | - | 22 |
| | 1,203,011 | 3,032 | 33,179 | 235,932 |
| **Liabilities** | | | | |
| Suppliers | 24,795 | - | 86 | 5,370 |
| Taxes and contributions payable | 2,989 | 43 | 262 | 15,535 |
| Loans and financing | 51,806 | - | - | 6,800 |
| Investment acquisition obligations | 105,837 | - | 5,385 | - |
| Related parties | 1,353 | 3,333 | 22,529 | 211 |
| Income and social contribution tax payable | 88,041 | - | - | - |
| Provision for shareholders deficit | 369 | - | - | - |
| Provision for losses on derivative financial instruments | 18,214 | - | - | - |
| Provision for removal of assets and reforestation | 4,851 | - | - | 65 |
| Deferred income | 240,610 | - | - | 36,576 |
| Other liabilities | 3,737 | 26 | 2 | 23 |
| Shareholders' equity | 660,409 | (369) | 4,915 | 171,352 |
| | 1,203,011 | 3,032 | 33,179 | 235,931 |

*(In thousand of reais, unless stated otherwise)*

## 5 Cash and cash equivalents

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 3/31/2008 | 12/31/2007 | 3/31/2008 | 12/31/2007 |
| Cash and banks | 1,364 | 101,493 | 84,913 | 355,655 |
| Interest earning bank deposits | 438,167 | 267,438 | 1,345,344 | 1,069,283 |
| | 439,531 | 368,931 | 1,430,257 | 1,424,938 |

Interest earning bank deposits basically represent amounts invested in exclusive funds managed by financial institutions and linked to federal government securities and private securities ("CDB") of first-class financial institutions, as well as private securities (Bank Credit Notes and Debentures) issued by companies and financial institutions, all having average profitability equivalent to DI Cetip ("CDI"). The debentures represent purchase and sale commitments, recorded at CETIP, and are subject to credit risk of the respective issuers.

The Company has its interest earning bank deposits temporary blocked, as mentioned in Note 11, in the total amount of R$49,684 on March 31, 2008 (R$42,992 on December 31, 2007), and there is no loss in the accrued interests referring to such investments. Said amounts are presented as contractual retentions, in current assets.

*(In thousand of reais, unless stated otherwise)*

## *a. Composition of interest earning bank deposits*

The portfolio of interest earning bank deposits is broken down as follows:

| | Nature of investments - Parent Company | | | | |
|---|---|---|---|---|---|
| | 3/31/2008 | | | | 12/31/2007 |
| **Financial institution** | **Government bonds** | **Purchase and sale commitments** | **CDB** | **Total** | **Total** |
| Exclusive funds | | | | | |
| UBS Pactual | 4,382 | 306,717 | 127,068 | 438,167 | 267,438 |
| Total exclusive funds | 4,382 | 306,717 | 127,068 | 438,167 | 267,438 |
| Other investments: | | | | | |
| ABN Amro | - | - | 5,567 | 5,567 | - |
| Itaú BBA | - | 44,117 | - | 44,117 | 42,992 |
| Total other investments | - | 44,117 | 5,567 | 49,684 | 42,992 |
| Total investments | 4,382 | 350,834 | 132,635 | 487,851 | 310,430 |
| Blocking referring to contractual retentions | - | (44,117) | (5,567) | (49,684) | (42,992) |
| Total investments, net | 4,382 | 306,717 | 127,068 | 438,167 | 267,438 |

*(In thousand of reais, unless stated otherwise)*

| | Nature of investments - Consolidated | | | | |
|---|---|---|---|---|---|
| | 3/31/2008 | | | | 12/31/2007 |
| **Financial institution** | **Government bonds** | **Compromised operations** | **CDB** | **Total** | **Total** |
| Exclusive funds: | | | | | |
| UBS Pactual | 10,697 | 748,761 | 310,200 | 1,069,658 | 991,727 |
| Bradesco | 2,673 | 187,115 | 77,507 | 267,295 | - |
| Credit Suisse | - | - | - | - | 76,321 |
| Total exclusive funds | 13,370 | 935,876 | 387,707 | 1,336,953 | 1,068,048 |
| Other investments: | | | | | |
| Itaú BBA | - | 44,117 | - | 44,117 | 42,992 |
| Bradesco | - | - | 1,135 | 1,135 | 249 |
| Bonsucesso/Pactual | - | - | 64 | 64 | 74 |
| BNP Paribas Brasil S/A | - | - | 1 | 1 | 114 |
| Banco Mercantil do Brasil | - | - | 569 | 569 | 798 |
| Banco do Brasil | 6,623 | - | - | 6,623 | - |
| ABN AMRO Bank | - | - | 5,566 | 5,566 | - |
| Total other investments | 6,623 | 44,117 | 7,335 | 58,075 | 44,227 |
| Total investments | 19,993 | 979,993 | 395,043 | 1,395,029 | 1,112,275 |
| Blocking referring to contractual retentions | - | (44,117) | (5,567) | (49,684) | (42,992) |
| Total investments, net | 19,993 | 935,876 | 389,475 | 1,345,344 | 1,069,283 |

In addition, as determined by CVM Instruction no. 409, the consolidated quarterly financial information include the balances and transactions involving exclusive funds, which the sole shareholder is the Company.

Exclusive funds are regularly reviewed by independent auditors and are subject to obligations limited to the payment of services rendered by asset management, attributed to the operation of investments, such as custody and audit fees and other expenses. There are no material financial obligations, nor Company's assets, to guarantee such obligations.

*(In thousand of reais, unless stated otherwise)*

## *b. Statements of cash flows*

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 3/31/2008 | 3/31/2007 | 3/31/2008 | 3/31/2007 |
| **Cash flows from operating activities** | | | | |
| ***Net income for the period*** | 184,215 | 3,786 | 184,215 | 3,786 |
| Result items not affecting cash flows: | | | | |
| Depreciation and amortization | 254 | 12 | 23,713 | 2,298 |
| Equity | (60,039) | 5,252 | - | - |
| Provision for shareholders deficit | 11,452 | 6,770 | - | - |
| Exchange monetary and interest variations | 16,093 | (3,863) | 15,796 | (8,975) |
| Minority shareholders | - | - | 87,773 | (463) |
| Residual cost on disposal of fixed assets | 15 | - | 30,405 | - |
| Variations in assets and liabilities: | | | | |
| Increase in contractual retentions | (1,125) | (13) | (1,125) | (13) |
| Restricted deposit | 805 | (25) | 805 | (25) |
| Inventories | - | - | 22,005 | (12,354) |
| Increase in trade accounts receivable | - | (400) | (44,822) | (16,704) |
| Subsidiary and associated companies | - | - | (1,050) | - |
| Increase (decrease) in other credits | 8,916 | - | (100,904) | - |
| Increase (decrease) in suppliers | (4,583) | (2,172) | (28,434) | 7,312 |
| Increase in Income Tax and Social Contribution payable | - | - | 18,477 | - |
| Increase in taxes and contributions payable | (7,455) | - | (4,530) | - |
| Increase in obligations for acquisition of investments | - | - | 85,460 | - |
| Increase (decrease) in other obligations | (4,673) | 4,801 | (20,372) | 44,973 |
| Increase in unearned income | - | - | 19,536 | - |
| **Net cash and cash equivalents provided by operating activities** | 143,875 | 14,148 | 286,948 | 19,835 |

*(In thousand of reais, unless stated otherwise)*

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 3/31/2008 | 3/31/2007 | 3/31/2008 | 3/31/2007 |
| **Cash flows from investing activities** | | | | |
| Credits with related parties: | | | | |
| Loans granted | (126,574) | (53,232) | - | - |
| Loans settled | 276,441 | 21,363 | - | - |
| Provision for losses on derivative financial instruments | - | - | 17,180 | - |
| Acquisition of permanent investments in other companies | (206,354) | (11,250) | - | - |
| Goodwill on acquisition of investments | - | - | (173,681) | - |
| Write-off of mining rights | - | - | - | 525 |
| Obligations for removal of assets | - | - | (1,403) | |
| Acquisition of fixed assets | (13,238) | (173) | (300,218) | (141,174) |
| Acquisition of mining rights | - | - | (4,961) | (85,989) |
| Effects of appraisal at present value | - | - | 53,077 | - |
| Additions to deferred charges | - | - | (44,074) | 3,284 |
| **Net cash and cash equivalents applied in investing activities** | (69,725) | (43,292) | (454,080) | (223,354) |
| ***Cash flows from financing activities*** | | | | |
| Loans and financings: | | | | |
| Loans obtained | - | - | 370,984 | 193.715 |
| Loans settled | (334) | (10,038) | (198,533) | (41,298) |
| Debts with related parties: | | | | |
| Loans obtained | 54,257 | - | - | - |
| Loans settled | (57,473) | - | - | - |
| **Net cash and cash equivalents provided by (applied in) financing activities** | (3,550) | (10,038) | 172,451 | 152,417 |
| **Increase (decrease) in cash and cash equivalents** | | | | |
| At the beginning of the period | 368,931 | 727,843 | 1,424,938 | 779,212 |
| At the end of the period | 439,531 | 688,661 | 1,430,257 | 728,110 |
| **Increase (decrease) in cash and cash equivalents** | 70,600 | (39,182) | 5,319 | (51,102) |

*(In thousand of reais, unless stated otherwise)*

## 6 Accounts receivable

The amounts related to accounts receivable represent the ore sales and railway transportation services operations, and are comprised as follows:

| | Consolidated | |
|---|---|---|
| | 3/31/2008 | 12/31/2007 |
| Domestic: | | |
| MMX Logística do Amapá | 893 | 981 |
| Borbagato | 2 | - |
| MMX Corumbá | 1,082 | 47 |
| MMX Metálicos Corumbá | 399 | 478 |
| AVG | 11,666 | 11,261 |
| Minerminas | 1,043 | - |
| MMX Pig Iron | 19,631 | - |
| Pedreira Sepetiba | 1,375 | 1,302 |
| | 36,091 | 14,069 |
| Foreign: | | |
| MMX Amapá | 15,562 | - |
| MMX Trade Shipping | 8,146 | 7,442 |
| MMX Comercial Exportadora | 1,696 | 13,932 |
| MMX Corumbá | 6,124 | 2,083 |
| MMX Metálicos Corumbá | 17,713 | 2,984 |
| | 49,241 | 26,440 |
| | 85,332 | 40,510 |

*(In thousand of reais, unless stated otherwise)*

## 7 Inventories

| | Consolidated | |
|---|---|---|
| | **3/31/2008** | **12/31/2007** |
| Finished goods: | | |
| MMX Amapá Mineração | 7,685 | - |
| MMX Corumbá Mineração | 62,217 | 59,835 |
| MMX Trade Shipping | 16,607 | 5,961 |
| MMX Metálicos Corumbá | 5,597 | 25,022 |
| MMX Pig Iron | 15,406 | - |
| Pedreira Sepetiba | 1,200 | 337 |
| AVG | 14,709 | 12,551 |
| Other companies | 278 | 20,548 |
| Advances for inventory formation: | | |
| MMX Comercial Exportadora | 5,966 | 24,815 |
| MMX Metálicos Corumbá | 10 | - |
| AVG | 1,574 | - |
| Raw materials: | | |
| MMX Metálicos Corumbá | 4,851 | 4,926 |
| Warehouse: | | |
| Pedreira Sepetiba | 133 | 243 |
| MMX Metálicos Corumbá | 1,076 | 1,468 |
| AVG | 608 | 1,909 |
| Minerminas | 164 | - |
| **Provision for adjustment to market value** | (6,118) | (3,647) |
| | 131,963 | 153,968 |

*(In thousand of reais, unless stated otherwise)*

## 8 Sundry advances

The amounts related to advances are comprised as follows:

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 3/31/2008 | 12/31/2007 | 3/31/2008 | 12/31/2007 |
| Employees | 216 | 264 | 428 | 441 |
| Suppliers | 3,851 | 5,451 | 80,987 | 82,327 |
| | 4,067 | 5,715 | 81,415 | 82,768 |
| Current | 4,067 | 5,715 | 40,172 | 41,147 |
| Noncurrent | - | - | 41,243 | 41,621 |

The advances are made up of amounts advanced to employees and suppliers, mainly involving MMX Amapá and MMX Corumbá and their suppliers Hermasa Navegação da Amazônia in the amount of R$27,986 and Fluviomar BGRO in the amount of R$12,721, respectively.

## 9 Recoverable taxes

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 3/31/2008 | 12/31/2007 | 3/31/2008 | 12/31/2007 |
| ICMS | 166 | 124 | 55,862 | 48,526 |
| IRRF | 29,053 | 23,018 | 39,675 | 32,204 |
| COFINS | 34 | 34 | 3,495 | 2,273 |
| PIS | 7 | 7 | 1,177 | 494 |
| Others | 60 | 59 | 863 | 859 |
| | 29,320 | 23,242 | 101,072 | 84,356 |
| Current | 29,154 | 23,118 | 48,604 | 36,479 |
| Noncurrent | 166 | 124 | 52,468 | 47,877 |

Due to the long-term expectation for the realization of ICMS credits, the Company is presenting these balances under noncurrent assets.

*(In thousand of reais, unless stated otherwise)*

## 10 Restricted deposit

Refers to the remunerated deposit made in a checking account on behalf of the Company as part of the payment for the acquisition of the real estate named "Fazenda Caruara", located in the Municipality of São João da Barra, State of Rio de Janeiro. The release of this amount is subject to a future condition, pursuant to the rules set forth in the purchase and sale agreement, in guarantee of the contingency liabilities of the seller.

## 11 Contractual retentions

Refer to the Company's portion of interest earning bank deposits blocked as collateral related to instrument of fiduciary release of credit rights as

*(In thousand of reais, unless stated otherwise)*

## 13 Investments

### a. *Breakdown of balances*

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 3/31/2008 | 12/31/2007 | 3/31/2008 | 12/31/2007 |
| Investments in subsidiaries | 1,323,823 | 1,077,377 | 1,220 | 1,220 |
| Advances for future capital increase | 19,700 | - | - | - |
| Advances for future investment acquisition | - | - | 2,176 | 2,176 |
| | 1,343,523 | 1,077,377 | 3,396 | 3,396 |

*a.1 The advances for future investment acquisition are as follows:*

- **Mineral Service**

The subsidiary MMX Corumbá acquired on July 11, 2006, the mining rights to explore the iron ore in the State of Mato Grosso do Sul, upon the acquisition of the quotas of the company Mineral Service Ltda. ("Mineral Service"), for the total cost of US$14,000 thousand (equivalent to R$30,439), being US$1,000 thousand (equivalent to R$2,176) paid on July 11, 2006, recorded as advance for investment acquisition. Through the private instrument for ratification and retification for the contract, the remaining balance in the amount of US$13,000 thousand will be paid until July 20, 2008, with such payment being subordinated to effective transfer of the mining rights to Mineral Service.

*a.2 Advance for future capital increase:*

- **MMX Metálicos Corumbá**

The Company made two advances for future capital increase in the amounts of R$19,000 and R$700 on March 24 and 31, 2008, respectively. In April 2008, the subsidiaries capitalized these amounts based on a private advance agreement.

*(In thousand of reais, unless stated otherwise)*

## b. *Equity interest*

| Subsidiaries' data | Participation in capital stock (in %) | Shareholders' equity (uncovered liability) | Capital stock | Capital stock to be paid-up | Advances for future capital increase | *Other* | Income (loss) for the *period* |
|---|---|---|---|---|---|---|---|
| MMX Amapá | 70.00% | 96,876 | 200,843 | - | - | - | (63,523) |
| IRX | 80.00% | 87 | 10 | - | 77 | - | - |
| MMX Logística do Amapá | 69.99% | (45,730) | - | 15,000 | (15,000) | - | (11,685) |
| MMX Minas-Rio | 51.00% | 1,294,920 | 1,295,644 | - | - | - | (238) |
| MMX Corumbá | 70.00% | (34,873) | 29,200 | - | 6,000 | - | (16,361) |
| MMX Metálicos Corumbá | 99.99% | 105,452 | 92,157 | - | 19,700 | - | (5,060) |
| MMX Metálicos Amapá | 99.99% | 10 | 10 | - | - | - | - |
| MMX Trade Shipping | 70.00% | (13,495) | - | - | - | - | (9,754) |
| MMX Properties | 100.00% | 192 | 230 | - | - | - | (2) |
| LLX Logística | 85.00% | 489,879 | 332,885 | - | - | - | (3,871) |
| Bahia Ferro | 24.00% | 500 | 500 | - | - | - | - |
| Bay Service | 99.99% | 19,547 | 20,050 | - | - | - | (179) |
| MMX Comercial Exportadora | 69.99% | (2,360) | 5,001 | - | - | - | (2,674) |
| MMX Serro | 50.99% | 4,915 | 4,915 | - | - | - | - |
| LLX Açu | 59.50% | 129,633 | 134,384 | - | - | - | (142) |
| LLX Minas-Rio | 43.35% | 171,352 | 171,352 | - | - | - | - |
| LLX Sudeste | 59.50% | 4,501 | 2,151 | - | 15 | 3,374 | (140) |
| Pedreira Sepetiba | 59.49% | 6,861 | 1,674 | - | 3,005 | 460 | (2) |
| AVX | 100.00% | 73,500 | 80,001 | - | - | - | (6,919) |
| AVG | 99.98% | 29,394 | 23,964 | - | - | 1,770 | 643 |
| MMX Pig Iron | 99.99% | 5,626 | - | - | - | - | 5,626 |
| Minerminas | 100.00% | 12,811 | 75 | - | - | - | 2,904 |
| Borbagato | 50.99% | (369) | 5 | (5) | - | - | (122) |

*(In thousand of reais, unless stated otherwise)*

## c. *Movements - Parent company*

| | | Movement | | | |
|---|---|---|---|---|---|
| Subsidiaries | 12/31/2007 | Capital increase | Equity on loss of subsidiaries | Advance for future capital increase | 3/31/2008 |
| MMX Amapá | 112,280 | - | (44,466) | - | 67,814 |
| IRX | 80 | 4 | - | - | 84 |
| MMX Logística do Amapá (*) | - | - | - | - | - |
| MMX Minas-Rio | 660,777 | - | (369) | - | 660,408 |
| MMX Corumbá (*) | - | - | - | - | - |
| MMX Metálicos Corumbá | 37,801 | 53,007 | (5,056) | 19,700 | 105,452 |
| MMX Metálicos Amapá | 10 | - | - | - | 10 |
| MMX Trade Shipping (*) | - | - | - | - | - |
| MMX Properties | 195 | - | (2) | - | 193 |
| LLX Logística | 165,970 | 253,718 | (3,291) | - | 416,397 |
| Bahia Ferro | 120 | - | - | - | 120 |
| Bay Service | 19,724 | - | (179) | - | 19,545 |
| AVX Mineração | 80,420 | - | (6,920) | - | 73,500 |
| **Total** | 1,077,377 | 306,729 | (60,283) | 19,700 | 1,343,523 |

(*) Companies with shareholders deficit, as described in Note 13b and for which the Company has set up a provision for uncovered liability proportional to its share in the jointly held subsidiary, the balance of which is R$24,536 as of March 31, 2008 (R$12,959 as of December 31, 2007).

- On October 4, 2007 the Company's subsidiary LLX Açu signed a private instrument for sale and purchase of real estate properties owned by the companies Sepetiba and Pedreira in the amount of R$58,000, to be paid in 24 successive monthly installments, the first falling due upon exercise of the option or at such date as was defined by the parties. The purchase price of the real estate properties is to be updated by the variation in (i) the General Market Price Index (IGP-M) from September 30, 2007 through January 3, 2008, and (ii) the Certificate of Interbank Deposit (CDI) rate as from January 3, 2008 until the amount is settled.

  LLX Açu paid an installment of R$6,000 on October 4, 2007, and another in the amount of R$14,000 on October 30, 2007, in the totality of R$20,000.

*(In thousand of reais, unless stated otherwise)*

In the terms of the agreement, subsidiary LLX Açu is entitled at any time and at its exclusive discretion to replace the option to purchase the properties with the option to purchase shares in Sepetiba and Pedreira in the amount of R$63,815 (Note 1d).

On November 14, 2007, LLX Açu purchased the shares of the companies LLX Sudeste and Pedreira Sepetiba. The goodwill on this operation was R$70,834, as detailed in Note 14 a.

- On December 13, 2007, the Company - through its subsidiary AVX - acquired 100% of the shares issued by AVG for the total amount of US$224,000 thousand.

  The purchase price can further be increased by a variable portion of up to US$50,000 thousand, conditioned to environmental licensing for certain mining rights owned by AVG, which can expand the base of mineable mineral reserves of the acquired company. The first installment of the price was paid in the amount equivalent to US$44,000 thousand (equivalent to R$79,200) and the four remaining installments, in the amount of US$45,000 thousand each, are to be settled on August 30 of each of the four forthcoming years. After conclusion of technical and due diligence studies by AVG, it was ascertained that there was a possibility of increasing the production capacity from the present 2.3 million to 5.8 million tons per year.

  The goodwill generated on this operation totaled R$376,680, as detailed in Note 14a.

- On March 3, 2008, the Company's direct subsidiary AVX concluded the operation for acquisition of Minerminas, which will pay the amount of US$125,000 thousand in seven consecutive semi-annual installments, the first of which, in the amount of US$17,857 thousand, has already been settled. The remaining six installments in the same amount are to be settled in the months of July and January of each year, ending in January 2011, updated by the variation in the CDI rate.

### d. *Changes in investment accounts - Consolidated*

The balance of R$1,220 refers to the direct investments made by AVG, booked by the equity method, relating to the 40% stake in GVA Mineração and 22.22% stake in Terminal de Cargas Sarzedo, in the amounts of R$400 and R$820, respectively.

*(In thousand of reais, unless stated otherwise)*

## 14 Intangible

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 3/31/2008 | 12/31/2007 | 3/31/2008 | 12/31/2007 |
| Goodwill in the acquisition of subsidiaries **(a)** | 9,990 | 9,990 | 643,947 | 457,499 |
| Amortization of goodwill on acquisition of subsidiaries | - | - | (13,014) | - |
| Provision for loss on investment **(a)** | (9,780) | (9,780) | (9,780) | (9,780) |
| Mining rights and concession **(b)** | 600 | 600 | 237,280 | 285,156 |
| Right of way **(c)** | - | - | 1,530 | 1,770 |
| Cost of assets retirement and reforestation **(d)** | - | - | 11,504 | 10,101 |
| | 810 | 810 | 871,467 | 744,746 |

The reduction in mining rights and concession refers to the proportional consolidation, as described in comparative chart in Note 4.

### a. *Goodwill in the acquisition of subsidiaries*

#### *a.1 MPC*

The goodwill balance, in the amount of R$124,580, determined on the acquisition of the subsidiary MPC by MMX Minas-Rio is based on the expectation of future profitability arising from the mining reserve exploration related to the mining right, according to Note 16.

Due to the corporate reorganization concluded on May 7, 2007, as described in Note 1b, in which the Company organized the merger of the subsidiary MMX Minas-Rio into their wholly-owned subsidiary MPC, which after the reverse became a closely-held corporation and was renamed to MMX Minas-Rio, the goodwill balance was reclassified to deferred charges in conformity with CVM Instruction no. 319/99, according to Note 16.

*(In thousand of reais, unless stated otherwise)*

*a.2 Bahia Ferro*

The goodwill balance, in the amount of R$9,780, determined on the acquisition of 24% of the quotas of in Bahia Ferro by the Company. Based on its expectations that it will not exercise the option to purchase the mining rights, Management has set up a provision for 100% of the balance.

*a.3 MMX Comercial Exportadora*

The goodwill balance, in the amount of R$100, determined on the acquisition of 99.99% of the quotas of MMX Comercial Exportadora by subsidiary MMX Corumbá, is based on the expectation of future profitability of this subsidiary.

*a.4 Bay Service*

The goodwill balance, in the amount of R$205, determined on the acquisition of 99.99% of the quotas of Bay Service by the Company, is based on the expectation of future profitability of this subsidiary.

*a.5 LLX Sudeste and Pedreira Sepetiba*

As of March 31, 2008, the balances of the goodwill amounts calculated upon acquisition of the shares in LLX Sudeste and Pedreira Sepetiba Ltda. by the Company's subsidiary LLX Açu, in the amounts of R$70,947 and R$52 (R$393 as of December 31, 2007), respectively, are based on expectations for future profitability of the Açu Port project.

*a.6 AVG*

The goodwill balance calculated on the acquisition of the shares in AVG by subsidiary AVX, in the amount of R$376,680, is based on expectation of future profitability of this subsidiary.

*a.7 Minerminas*

The balance of the goodwill calculated upon acquisition of the shares in Minerminas by subsidiary AVX, in the amount of R$215,838, is based on expectations for future profitability of such subsidiary.

*(In thousand of reais, unless stated otherwise)*

Goodwill amortization will be recorded in up to 10 year, as of commercial start-up and, according to the future profitability projections.

## *b. Mining rights and concession*

The Company had the following mining rights:

| Company | Subitem | State | Right | Consolidated 3/31/2008 | Consolidated 12/31/2007 |
|---|---|---|---|---|---|
| Acquisitions: | | | | | |
| IRX | (I) | Bahia | Mining - Iron Ore | 168 | 168 |
| MMX Minas-Rio (*) | (II) | Minas Gerais | Mining - Iron Ore | 15,568 | 20,400 |
| MMX Minas-Rio | (III) | Minas Gerais | Mining - Iron Ore | 808 | 808 |
| MMX Minas-Rio | (IV) | Minas Gerais | Mining - Iron Ore | 15 | 15 |
| MMX Corumbá | (V) | Mato Grosso | Mining - Iron Ore | 28,955 | 28,955 |
| MMX Logística do Amapá | (VI) | Amapá | Railway Concession | 742 | 753 |
| MMX Serro (*) | (VII) | Minas Gerais | Mining - Iron Ore | 28,590 | 29,668 |
| Pedreira Sepetiba | (VIII) | São Paulo | Quarrying - Sand | 5,640 | - |
| Minerminas | (IX) | Minas Gerais | Mining - Iron Ore | 1,500 | - |
| MMX Serro | (X) | Minas Gerais | Mining - Iron Ore | 418 | 418 |
| MMX Minas-Rio (*) | (XI) | Minas Gerais | Mining - Iron Ore | 133,089 | 177,704 |
| AVG (*) | (XIV) | Minas Gerais | Mining - Iron Ore | 22,588 | 26,744 |
| | | | | 238,081 | 285,633 |
| Advances for acquisition of mining rights: | | | | | |
| Bahia Ferro | (XII) | Bahia/Piauí | Mining - Iron Ore | 78 | 78 |
| MMX | (XIII) | Paraíba | Mining - Iron Ore | 600 | 600 |
| | | | | 678 | 678 |
| Accumulated amortization: | | | | | |
| AVG | | | | (150) | (140) |
| MMX Corumbá | | | | (1,191) | - |
| Minerminas | | | | (138) | (1,015) |
| | | | | 237,280 | 285,156 |

(*) Obligation shown at present value as of March 31, 2008, with the calculation made at 8% (average rate for market loans), as per Law No. 11.638/07 and CVM Instruction No. 469/08, as detailed in Note 3.

*(In thousand of reais, unless stated otherwise)*

**(I)** Mining rights acquired on September 9, 2004 in the State of Bahia.

**(II)** Located in the Serra do Espinhaço region, in the State of Minas Gerais, and acquired on October 19, 2005, at a total cost of R$40,000, out of which R$4,500 was paid on the signature of the contract and the remaining amount will be paid in installments, as described in Note 22a.

**(III)** Located in the Quadrilátero Ferrífero region, in the State of Minas Gerais, and acquired on August 17, 2005, through the acquisition of quotas in MPC (currently named MMX Minas-Rio), the owner of the assets in question. The total value of the transaction was US$75,000 thousand, the first installment of US$20,000 thousand was paid in 2005. On October 23, 2006, the subsidiary MMX Minas-Rio executed an addendum to the acquisition agreement of quotas of MPC, due to the conventional revaluation of its assets, reducing the total acquisition cost of quotas from US$75,000 thousand to US$50,500 thousand, as mentioned in Note 22b.

The value of the mining right recorded in the indirect subsidiary MPC (currently MMX Minas-Rio) is R$25, resulting in the subsidiary MMX Minas-Rio recording a transaction goodwill, as described in Note 14a.

On April 28, 2006, there was the execution of acquisition agreement of mining rights, in the place called Fazenda Itaoca, in the Municipality of Campos de Goytacazes, in the State of Rio de Janeiro, in the amount of R$1,561.

**(IV)** Agreement entered into on April 13, 2006 for mining research services and experimental mining necessary for a better knowledge of the area.

**(V)** Mining rights of the Laiz and Ema mines, designated mine 63, in the Municipality of Corumbá, State of Mato Grosso do Sul.

**(VI)** Concession granting value of EFA, as described in Note 1a.

**(VII)** On March 13, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Serra do Espinhaço region, for which it paid US$700 thousand (equivalent to R$1,490) and, on August 7 and 25, 2006, additions for the option agreement were entered into, for which it paid US$480 thousand (equivalent to R$973). On January 24, 2007, the purchase option of this right was exercised in the amount of R$35,000 to be paid in twenty equal, consecutive and monthly installments in the amount of R$1,750, adjusted by the savings index. On April 4, 2007, MMX Minas-Rio organized MMX Serro with these rights, pursuant to Note 1b.

**(VIII)** Sand quarrying rights in the City of Peruíbe, State of São Paulo, for a total cost of R$5,640, of which R$2,080 has already been paid, with the remainder to be paid in two equal installments in the amount of R$1,780 in the months of April and June 2008.

*(In thousand of reais, unless stated otherwise)*

**(IX)** Mining rights acquired in the region denominated Conjunto das Farofas, in the municipality of Brumadinho, State of Minas Gerais, in the amount of R$1,500.

**(X)** On March 3, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Serra do Espinhaço region, for which MMX Minas-Rio paid US$500 thousand as purchase option and on December 11, 2006, an agreement addendum was executed in the amount of US$200 thousand, to be paid in four equal and consecutive monthly installments in the amount of US$50 thousand, and the first one is due in 10 days from the execution of this addendum and the other ones in the subsequent three months. On April 4, 2007, MMX Minas-Rio organized MMX Serro with this right, pursuant to Note 1b. On July 12, 2007, MMX Serro signed an addendum to the agreement whereby it exercised its option to acquire the rights, for which it paid US$9,006 (equivalent to R$16,901).

**(XI)** On April 28, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Quadrilátero Ferrífero region, for which it paid US$6,000 thousand (equivalent to R$12,535) as purchase option. The purchase option was valid for 10 months and was extended for more 8 months through an additional payment of US$18,500 thousand (equivalent to R$38,878) made on March 6, 2007. On October 31, 2007 MMX Minas-Rio exercised a purchase option for 100% of the mining rights by paying the amount of US$169,750 thousand in seven installments, with the first installment falling due 24 months after signing of the agreement in the amount of R$6,287 and the remaining six installments in the amount of US$24,250 thousand.

**(XII)** On May 29, 2007 the Company acquired the mining rights to explore iron ore in the States of Bahia and Piauí, through the acquisition of 120,000 quotas with a par value of R$1 each, equivalent to 24% of equity interest in Bahia Ferro for R$9,900, which the Company recorded goodwill. The Company is evaluating did not exercise the mining right , due to this uncertain of purchasing, the Company made a integral provision, as described in Note 14a.

**(XIII)** Mining rights acquired in May 18, 2007 in the amount of R$600, located in the Municipalities of São José da Lagoa Tapada, Coremas, Nazarezinho and Aguiar, in the State of Paraíba.

**(XIV)** Mining rights acquired in an area measuring 83,374 hectares, in the location known as Conjunto das Farofas, in the Municipalities of Brumadinho and Igarapé, State of Minas Gerais.

On July 14, 2006 the subsidiary MMX Amapá and MPBA signed a Contract for Assignment of Mining rights and Other Agreements whereby certain mining rights covered previously covered by a shared exploration contract between the two companies, were assigned and transferred to MMX Amapá. In exchange for receiving such mining rights, the latter is to pay to MPBA the amount equivalent to 1% of the gross revenues obtained by MMX Amapá from the sale or other form of disposal of iron ore or other non-precious ores mined from the present deposits in the region of the cited mining rights.

*(In thousand of reais, unless stated otherwise)*

The mining rights in the operating activities are to be amortized based on the unit of production method.

c. ***Right-of-way***

The Company, through its subsidiary LLX Logística, has right of access to areas owned by a third party for the execution of access route construction work, to install construction sites and to build an area for the storage of materials that will be extracted from the quarry at Fazenda Itaoca. The right of access is established in an agreement the validity period of which is three years as from the start-up date.

d. ***Costs for assets retirement and reforestation***

These refer to the costs that the Company will incur in recomposing the areas of the mines when the exploration rights end, as described in Note 23, as follows:

| | Consolidated | |
|---|---|---|
| | **3/31/2008** | **12/31/2007** |
| MMX Corumbá | 1,320 | 1,328 |
| MMX Amapá | 3,066 | 3,066 |
| MMX Minas-Rio | 3,383 | 3,383 |
| LLX Minas-Rio | 65 | 65 |
| Minerminas | 1,424 | - |
| AVG | 2,246 | 2,259 |
| | 11,504 | 10,101 |

*(In thousand of reais, unless stated otherwise)*

## 15 Property, plant and equipment

| | Consolidated | |
|---|---|---|
| | 3/31/2008 | 12/31/2007 |
| MMX - Parent Company | 29,667 | 16,698 |
| MMX Amapá | 656,807 | 562,203 |
| MMX Metálicos Amapá | - | 10,000 |
| MMX Corumbá | 40,978 | 39,915 |
| MMX Metálicos Corumbá | 224,565 | 222,931 |
| MMX Minas-Rio | 200,631 | 119,532 |
| MMX Logística do Amapá | 48,869 | 38,867 |
| LLX Logística | 532 | 132 |
| LLX Açu (*) | 39,085 | 34,173 |
| LLX Minas-Rio (*) | 72,378 | 38,626 |
| LLX Sudeste | 4,488 | 5,132 |
| Bay Service | 10,560 | 7,535 |
| Bahia Ferro | 6 | 6 |
| Pedreira Sepetiba | 5,030 | 5,508 |
| AVG | 13,957 | 13,669 |
| MMX Properties | 175 | 177 |
| MMX Serro | 20 | - |
| Borbagato | 3,012 | - |
| Minerminas | 10,444 | - |
| | 1,361,204 | 1,115,104 |

(*) Balances resulting from the corporate reorganization that occurred at MMX Minas-Rio, concluded on May 7, 2007, as described in Note 1b, whereby the Company organized the subsidiaries, LLX Minas-Rio and LLX Açu.

*(In thousand of reais, unless stated otherwise)*

## *a. Breakdown of balances*

| | | Parent Company | | | | | |
|---|---|---|---|---|---|---|---|
| | | 3/31/2008 | | | 12/31/2007 | | |
| | Depreciation rate % p.a | Cost | Accumulated depreciation | Net | Cost | Accumulated depreciation | Net |
| Buildings and improvements | 4 | 3,324 | (107) | 3,217 | 2,132 | (79) | 2,053 |
| Furniture and fixture | 10 | 1,859 | (114) | 1,745 | 824 | (82) | 742 |
| Machinery and equipment | 10 | 68 | (5) | 63 | 64 | (3) | 61 |
| Aircraft | 10 | 10,387 | (87) | 10,300 | 10,387 | (101) | 10,286 |
| IT equipment | 20 | 1,468 | (116) | 1,352 | 1,013 | (55) | 958 |
| Software | 20 | 3,061 | (326) | 2,735 | 2,758 | (181) | 2,577 |
| | | 20,167 | (755) | 19,412 | 17,178 | (501) | 16,677 |
| Land (a.1) | - | 10,248 | - | 10,248 | - | - | - |
| Advances for property, plant and equipment | - | 7 | - | 7 | 21 | - | 21 |
| | | 10,255 | - | 10,255 | 21 | - | 21 |
| | | 30,422 | (755) | 29,667 | 17,199 | (501) | 16,698 |

| | | Consolidated | | | | | |
|---|---|---|---|---|---|---|---|
| | | 3/31/2008 | | | 12/31/2007 | | |
| | Depreciation rate % p.a | Cost | Accumulated depreciation | Net | Cost | Accumulated depreciation | Net |
| Buildings and improvements | 4 | 8,262 | (839) | 7,423 | 6,958 | (631) | 6,327 |
| Furniture and fixture | 10 | 6,737 | (708) | 6,029 | 4,537 | (546) | 3,991 |
| Machinery and equipment | 10 | 662,373 | (31,292) | 631,081 | 151,764 | (11,350) | 140,414 |
| Aircraft (a.2) | 10 | 10,387 | (87) | 10,300 | 10,387 | (101) | 10,286 |
| IT equipment | 20 | 7,204 | (1,387) | 5,817 | 6,166 | (1,060) | 5,105 |
| Vehicles | 20 | 68,795 | (8,553) | 60,242 | 51,045 | (6,158) | 44,887 |
| Software | 20 | 5,451 | (841) | 4,610 | 4,904 | (591) | 4,314 |
| Railway equipment | 5 | 38,454 | (1,176) | 37,278 | 26,048 | (732) | 25,316 |
| Forests | | 31,512 | - | 31,512 | 6,214 | - | 6,214 |
| | | 839,175 | (44,883) | 794,292 | 268,023 | (21,169) | 246.854 |
| Land (a.3) | - | 70,671 | - | 70,671 | 91,658 | - | 91,658 |
| Advances for property, plant and equipment | - | 299,366 | - | 299,366 | 208,247 | - | 208,247 |
| Construction in progress | - | 196,875 | - | 196,875 | 568,345 | - | 568,345 |
| | | 566,912 | - | 566,912 | 868,250 | - | 868,250 |
| | | 1,406,087 | (44,883) | 1,361,204 | 1,136,273 | (21,169) | 1,115,104 |

*(In thousand of reais, unless stated otherwise)*

**(a.1)** In March 2008 MMX Metálicos Amapá transferred to the Company the Fazenda do Pau Furado land in the amount of R$10,248, as payment for a loan between the parties.

**(a.2)** Aircraft leaseback operation

The aircraft was acquired by subsidiary MMX Metálicos Corumbá in February 2006, at the price of US$6,000 thousand.

On May 16, 2006 subsidiary MMX Metálicos Corumbá signed a lease-back agreement for the aircraft in the amount of US$5,400 thousand (equivalent to R$12,192) for a period of 120 months, with residual value of US$1,350 thousand. Installment payments for amortization of the leasing agreement are quarterly and began in October 2006.

On October 8, 2007 MMX Metálicos Corumbá assigned the rights and obligations arising from this operation to MMX through an instrument for assignment and assumption of lease.

**(a.3)** Land

Include the land acquired by MMX Amapá on November 30, 2006, located in the municipality of Santana, in the State of Amapá, for a total cost of R$20,823.

LLX Açu has the following lands in the municipality of São João da Barra: (i) the ranch known as Fazenda Pontinhas, acquired for a total cost of R$8,591, originally purchased by MPC, with the rights being assigned to LLX Açu as described in Note 1b; (ii) the ranches known as Fazenda Peruíbe and Saco Dantas, acquired for a total cost of R$6,654; and (iii) the ranch known as Fazenda Caruara, originally acquired by the Company, with the respective rights being assigned to LLX Açu as described in Note 1b.

Additionaly, it includes lands owned by MMX Metálicos Corumbá, LLX Sudeste and AVG, in the amounts of R$20,996, R$4,372 and R$2,494, respectively.

In March 2008 the amount of R$25,280 was reclassified from the lands account, relating to expenditures on the tree growing project, to deferred charges by MMX Metálicos Corumbá.

## b. *Cost movement*

| | Parent Company | | | |
|---|---|---|---|---|
| | 12/31/2007 | Movement | | 3/31/2008 |
| | Cost | Additions | Write-offs | Cost |
| Buildings and improvements | 2,132 | 1,192 | - | 3,324 |
| Furniture and fixture | 824 | 1,035 | - | 1,859 |
| Machinery and equipment | 64 | 4 | - | 68 |
| Aircraft | 10,387 | - | - | 10,387 |
| IT equipment | 1,013 | 455 | - | 1,468 |
| Software | 2,758 | 303 | - | 3,061 |
| Land | - | 10,248 | - | 10,248 |
| Advances for property, plant and equipment | 21 | 1 | (15) | 7 |
| | 17,199 | 13,238 | (15) | 30,422 |

*(In thousand of reais, unless stated otherwise)*

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | 12/31/2007 | | | | 3/31/2008 |
| | Cost | Additions | Write-offs | Transfers | Cost |
| Buildings and improvements | 6,959 | 1,809 | (500) | (6) | 8,262 |
| Furniture and fixture | 4,537 | 2,221 | (21) | - | 6,737 |
| Machinery and equipment | 151,764 | 15,610 | (1,797) | 496,796 | 662,373 |
| Aircraft | 10,387 | - | - | - | 10,387 |
| IT equipment | 6,166 | 1,045 | (7) | - | 7,204 |
| Vehicles | 51,045 | 17,753 | (3) | - | 68,795 |
| Software | 4,904 | 547 | - | - | 5,451 |
| Railway equipment | 26,048 | 12,406 | - | - | 38,454 |
| Forests | 6,214 | 18 | - | 25,280 | 31,512 |
| Land | 91,658 | 14,567 | (10,282) | (25,272) | 70,671 |
| Advances to suppliers | 208,247 | 111,846 | (15,914) | (4,813) | 299,366 |
| Construction in progress | 568,344 | 122,397 | (1,853) | (492,013) | 196,875 |
| | 1,136,27 | 300,219 | (30,377) | (28) | 1,406,08 |

## 16 Deferred charges

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 3/31/2008 | | | 12/31/2007 | | |
| | Cost | Accumulated amortization | Net | Cost | Accumulated amortization | Net |
| MMX Amapá | 131,539 | (3,288) | 128,251 | 131,540 | - | 131,540 |
| MMX Metálicos Amapá | 960 | - | 960 | 647 | - | 647 |
| MMX Minas-Rio **(b)** | 259,651 | - | 254,355 | 229,134 | - | 229,134 |
| MMX Corumbá | 24,689 | (3,703) | 20,986 | 24,686 | (3,086) | 21,600 |
| MMX Metálicos Corumbá | 31,525 | (787) | 30,738 | 31,499 | - | 31,499 |
| MMX Logística do Amapá | 18,051 | (2,368) | 15,683 | 18,051 | (1,917) | 16,134 |
| MMX Serro | 4,148 | - | 4,148 | 3,411 | - | 3,411 |
| LLX Açú **(a)** | 18,275 | - | 18,275 | 4,238 | - | 4,238 |
| LLX Minas-Rio **(b)** | 21,354 | - | 21,354 | 13,604 | - | 13,604 |
| IRX | 77 | - | 77 | 72 | - | 72 |
| AVG | 1,446 | - | 1,446 | 1,442 | - | 1,442 |
| Bahia Ferro | 660 | - | 660 | 4,834 | - | 4,834 |
| | 512,375 | (10,146) | 502,229 | 463,158 | (5,003) | 458,155 |

*(In thousand of reais, unless stated otherwise)*

For comparison purposes, debit balances have been reclassified from unearned income to deferred charges as of December 31, 2007.

**(a)** Balances resulting from the corporate reorganization that took place at MMX Minas-Rio and was concluded on May 7, 2007, as described in Note 1b, whereby the Company set up subsidiaries *LLX Minas-Rio* and *LLX Açu*.

**(b)** On March 31, 2008 the Company's subsidiaries MMX Minas-Rio and LLX Minas-Rio had a credit balance, as detailed in Note 24.

*(In thousand of reais, unless stated otherwise)*

Its breakdown is as follows:

| | 3/31/2008 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | LLX Minas-Rio | MMX Minas-Rio | MMX Serro | LLX Açú | MMX Amapá | MMX Logística do Amapá | MMX Corumbá | IRX | MMX Metálicos Corumbá | ] Met A |
| Personnel | 519 | 16,579 | 8 | 1,344 | 29,503 | 970 | 3,598 | - | 18,648 | |
| Consulting, audit and other fees | 668 | 24,347 | 86 | 11,970 | 20,576 | 2,186 | 4,810 | 76 | 16,344 | |
| Investment in research | 3,610 | 36,838 | 17 | 3,325 | 1,822 | - | 10,440 | - | 443 | |
| Environmental | 5 | 4,532 | - | - | 589 | - | - | - | 3,161 | |
| Manufacturing overhead | 279 | 9,494 | 3 | - | 30,619 | 10,254 | - | - | 9,754 | |
| Supplies | 20 | 973 | 14 | 13 | 3,552 | 501 | 399 | - | 6,111 | |
| Taxes and fees | 15,593 | 93,537 | 200 | (757) | 16,562 | 276 | 458 | - | 8,268 | |
| Other expenses | 660 | 9,815 | 1,025 | 1,536 | 60,077 | 3,045 | 4,203 | 1 | 20,553 | |
| Subtotal | 21,354 | 196,115 | 1,353 | 17,431 | 163,300 | 17,232 | 23,908 | 77 | 83,282 | |
| Amortization | - | - | - | - | (3,288) | (2,368) | (3,703) | - | (787) | |
| **Pre-Operating Expenses** | 21,354 | 196,115 | 1,353 | 17,431 | 160,012 | 14,864 | 20,205 | 77 | 82,495 | |
| **Goodwill** | - | 63,536 | - | - | - | - | - | - | - | |
| Yields from investments | - | - | - | (602) | (1,881) | - | (819) | - | (5,324) | |
| Hedge gains | - | - | - | - | (33,035) | - | (217) | - | (17,778) | |

*(In thousand of reais, unless stated otherwise)*

Deferred charges are shown at cost of formation and represent pre-operating expenditures incurred and financial results incurred and/or accrued in the phase of prospecting/researching and implementing integrated mining and logistics projects.

During this period subsidiaries MMX Minas-Rio and LLX Minas-Rio accrued net credit results in the amounts of R$ 240,610 (R$ 223,368 as of December 31, 2007) and R$ 26,902 (R$ 24,608 as of December 31, 2007), respectively, resulting from gains on currency term operations and revenues from investments in marketable securities booked as unearned income, as per Note 24.

Deferred charges for operating activities are amortized over a period of 10 years, from the date of entry into commercial operation, when the expected economic benefits begin to be realized.

The balance of the goodwill calculated upon acquisition of subsidiary MPC (currently denominated MMX Minas-Rio) is based on expectations for future profitability in taking advantage of the respective mining rights, as per Note 14a.

## 17 Related party transactions

| | Parent Company | | | |
|---|---|---|---|---|
| | Accounts receivable | | Accounts payable | |
| | 3/31/2008 | 12/31/2007 | 3/31/2008 | 12/31/2007 |
| MMX Amapá | 571 | 145,009 | - | - |
| MMX Minas-Rio | 2,388 | 4,936 | - | 44 |
| MMX Metálicos Corumbá | - | 25,791 | 802 | 638 |
| MMX Corumbá | 86,926 | 61,690 | - | - |
| MMX Logística Amapá | - | 1,627 | - | - |
| MMX Metálicos Amapá | - | 10,325 | - | - |
| MMX Comercial Exportadora | 18,965 | 18,789 | - | - |
| LLX Logística | 299 | 3,634 | - | - |
| LLX Açu | 111 | 33,795 | - | - |
| LLX Minas-Rio | 321 | 178 | - | - |
| Bay Service | - | 4,829 | - | - |
| Bahia Ferro | 250 | 10 | - | - |
| AVX | 38,960 | 5,804 | - | - |
| AVG | 4,666 | - | - | - |
| EBX Participações Ltda. | 73 | - | - | - |
| OGX Petróleo e Gás S.A. | 191 | - | - | - |

*(In thousand of reais, unless stated otherwise)*

| | Parent Company | | | |
|---|---|---|---|---|
| | Accounts receivable | | Accounts payable | |
| | 3/31/2008 | 12/31/2007 | 3/31/2008 | 12/31/2007 |
| MPX Energia S.A. | 141 | - | - | - |
| REX Empreendimentos Imobiliários Ltda. | 6 | - | - | - |
| Spirit of Brazil Promoções e Licenciamento Ltda. | 7 | - | - | - |
| NVX Shipping Brasil Ltda. | 2 | - | - | - |
| | 153,457 | 316,417 | 802 | 682 |

| | Consolidated | | | |
|---|---|---|---|---|
| | Accounts receivable | | Accounts payable | |
| | 3/31/2008 | 12/31/2007 | 3/31/2008 | 12/31/2007 |
| LLX Logística | - | 357 | - | - |
| Metálicos Corumbá | - | 850 | - | - |
| AVG | - | 3,242 | - | - |
| LLX Minas-Rio | 191 | - | - | - |
| MMX Minas-Rio | 1,300 | - | - | - |
| OGX Petróleo e Gás S.A. | 262 | - | - | - |
| MPX Energia S.A. | 327 | - | - | - |
| EBX Participações Ltda. | 666 | - | - | - |
| Spirit of Brazil Promoções e Licenciamento Ltda. | 7 | - | - | - |
| REX Empreendimentos Imobiliários Ltda. | 6 | - | - | - |
| NVX Shipping Brasil Ltda. | 1 | - | - | - |
| | 2,760 | 4,449 | - | - |

The main assets balances as of March 31, 2008 and December 31, 2007, as well as transactions that have influenced the income for the period, related to operations with related parties, resulted from transactions of the Company with its direct and indirect subsidiaries, which were made under usual market conditions for the respective types of operations.

As mentioned in Note 18, the controlling shareholder is the guarantor of some loans and financings obtained by the Company's subsidiaries.

*(In thousand of reais, unless stated otherwise)*

# 18 Loans and financing

| | | | Consolidated | |
|---|---|---|---|---|
| Institutions | Guarantees | Term | 3/31/2008 | 12/31/2007 |
| MMX: | | | | |
| Aircraft lease | Surety/Co-obligated: Eike F.Batista | 7/1/2016 | 8,205 | 8,457 |
| MMX Minas-Rio: | | | | |
| Unibanco S.A. | Pledge of min. rights + Surety of MMX | 7/21/2008 | 5,798 | 5,871 |
| Unibanco S.A. | Pledge of min. rights + Surety of MMX | 7/24/2008 | 10,704 | 10,840 |
| Unibanco S.A. | Pledge of min. rights + Surety of MMX | 9/16/2008 | 7,136 | 7,227 |
| Unibanco S.A. | Pledge of min. rights + Surety of MMX | 7/15/2008 | 4,460 | 4,517 |
| Unibanco S.A. | Pledge of min. rights + Surety of MMX | 9/10/2008 | 4,460 | 4,517 |
| Unibanco S.A. | Pledge of min. rights + Surety of MMX | 11/18/2008 | 3,122 | 3,161 |
| Unibanco S.A. | Pledge of min. rights + Surety of MMX | 1/22/2008 | - | 4,517 |
| Unibanco S.A. | Pledge of min. rights + Surety of MMX | 2/25/2008 | - | 7,679 |
| Unibanco S.A. | Pledge of min. rights + Surety of MMX | 4/18/2008 | 5,798 | 5,872 |
| Unibanco S.A. | Pledge of min. rights + Surety of MMX | 6/23/2008 | 8,922 | 9,033 |
| Banco Itaú BBA S.A. | Surety of MMX | 3/24/2008 | - | 903 |
| | | | 50,400 | 64,137 |
| MMX Amapá: | | | | |
| Banco Itaú BBA S.A. | Surety of MMX/Centennial Asset Part Amapá | 1/29/2008 | - | 82,684 |
| Banco Itaú BBA S.A. | Surety of MMX/Centennial Asset Part Amapá | 1/29/2008 | - | 141,704 |
| Banco Itaú BBA S.A. | Surety of MMX/Centennial Asset Part Amapá | 6/26/2008 | 139,928 | - |
| Banco Itaú BBA S.A. | Surety of MMX/Centennial Asset Part Amapá | 4/15/2008 | 82,553 | - |
| Banco Itaú BBA S.A. | Surety of MMX/Centennial Asset Part Amapá | 6/26/2008 | 81,648 | - |
| Banco Itaú BBA S.A. | Surety of MMX/Centennial Asset Part Amapá | 11/26/2014 | 34,982 | 35,426 |
| Banco ABC Brasil S.A. | Surety of MMX/Centennial Asset Part Amapá | 11/26/2014 | 87,455 | 88,565 |
| Banco Itaú BBA S.A. | Surety of MMX/Centennial /Min. rights/Pledge of equipment | 10/15/2015 | 80,099 | - |
| Banco Itaú BBA S.A. | Surety of MMX/Centennial /Min. rights/Pledge of equipment | 10/15/2015 | 8,408 | - |
| Banco Itaú BBA S.A. | Surety of MMX/Centennial /Min. rights/Pledge of equipment | 10/15/2015 | 21,021 | - |
| Banco Itaú BBA S.A. | Surety of MMX/Centennial /Min. rights/Pledge of equipment | 10/29/2015 | 202,753 | 202,614 |
| | | | 738,847 | 550,993 |
| MMX Logística do Amapá: | | | | |
| Banco Itaú BBA S.A. | Surety of MMX/Centennial /Min. rights/Pledge of equipment | 10/15/2015 | 20,025 | - |
| Banco Itaú BBA S.A. | Surety of MMX/Centennial/Min. rights/Pledge of equipment | 10/15/2015 | 25,031 | 21,785 |
| | | | 45,056 | 21,785 |

*(In thousand of reais, unless stated otherwise)*

| Institutions | Guarantees | Term | Consolidated 3/31/2008 | Consolidated 12/31/2007 |
|---|---|---|---|---|
| MMX Comercial Exportadora: | | | | |
| Banco Fibra | Surety of MMX | 6/16/2008 | 5,247 | 5,313 |
| Banco Fibra | Surety of MMX | 3/19/2009 | 3,498 | - |
| | | | 8,745 | 5,313 |
| MMX Metálicos: | | | | |
| Banco Votorantim S.A. | Surety of MMX | 4/7/2008 | 5,247 | 5,314 |
| Banco Votorantim S.A. | Surety of MMX | 3/5/2008 | 43,728 | 44,283 |
| Banco Santander Banespa | Surety of MMX | 3/24/2008 | - | 17,713 |
| Banco Bradesco S.A. | Surety of MMX | 6/20/2008 | 17,491 | 17,713 |
| Banco Votorantim S.A. | Surety of MMX | 6/30/2008 | 22,738 | 23,027 |
| Banco Votorantim S.A. | Surety of MMX | 7/18/2008 | 13,993 | 14,170 |
| Banco Votorantim S.A. | Surety of MMX | 8/7/2008 | 17,491 | 17,713 |
| Banco Votorantim S.A. | Surety of MMX | 8/11/2008 | 26,237 | 26,569 |
| Banco Bradesco S.A. | Surety of MMX | 8/11/2008 | 52,473 | 53,139 |
| Banco Bradesco S.A. | Surety of MMX | 2/21/2009 | 17,491 | - |
| | | | 216,889 | 219,641 |
| MMX Corumbá: | | | | |
| Banco Unibanco S.A. | Surety/Co-obligated: Eike F.Batista | 9/4/2008 | 20,989 | 21,256 |
| Banco Unibanco S.A. BNDES | Surety/Co-obligated: Eike F.Batista | 3/15/2010 | 553 | - |
| Banco Itaú BBA S.A. BNDES | Surety/Co-obligated: Eike F.Batista | 10/15/2010 | 1,647 | 1,780 |
| Banco Votorantim S.A. | Surety of MMX | 6/13/2008 | 6,996 | 7,085 |
| Banco Votorantim S.A. | Surety of MMX | 8/7/2008 | 8,746 | 8,857 |
| Banco Votorantim S.A. | Surety of MMX | 9/5/2008 | 8,746 | 8,857 |
| BNDES | Surety/Co-obligated: Eike F.Batista | 8/15/2010 | 5,896 | 6,506 |
| BNDES | Surety/Co-obligated: Eike F.Batista | 8/16/2010 | 1,036 | 1,143 |
| Banco Santander Banespa | Surety of MMX | 1/14/2008 | - | 8,898 |
| Banco Santander Banespa | Surety of MMX | 2/1/2008 | - | 8,898 |
| Banco Santander Banespa | Surety of MMX | 2/29/2008 | - | 17,795 |
| Banco Santander Banespa | Surety of MMX | 3/10/2008 | - | 8,898 |
| Banco Votorantim S.A. | Surety of MMX | 3/18/2008 | - | 15,942 |
| Banco Bradesco S.A. | Surety of MMX | 4/4/2008 | 12,244 | 12,399 |
| Banco Bradesco S.A. | Surety of MMX | 4/14/2008 | 22,738 | 23,027 |
| Banco Bradesco S.A. | Surety of MMX | 2/21/2009 | 17,491 | - |
| Banco Bradesco S.A. | Surety of MMX | 3/13/2009 | 17,491 | - |
| Banco ABC Brasil S.A. | Surety of MMX | 2/20/2009 | 8,746 | - |
| Banco Safra | Surety of MMX | 5/19//2008 | 8,746 | 8,857 |
| | | | 142,065 | 160,198 |
| AVG: | | | | |
| Banco Bradesco S.A. - Financ. | Pledge of equipment | 10/25/2008 | 145 | 147 |
| Banco Finasa S.A. – Financ | Pledge of equipment | 6/1/2008 | 15 | 30 |

*(In thousand of reais, unless stated otherwise)*

| Institutions | Guarantees | Term | Consolidated 3/31/2008 | Consolidated 12/31/2007 |
|---|---|---|---|---|
| Bradesco Finame BNDES | Pledge of equipment | 7/15/2009 | 1,090 | 1,202 |
| Bradesco S.A. - ACC | | 1/4/2008 | - | 10,500 |
| Banco Santander Banespa | Surety of MMX | 5/18/2008 | 5,247 | - |
| Banco Fibra | Surety of MMX | 6/23/2008 | 5,247 | - |
| Banco Votorantim S.A. | Surety of MMX | 9/15/2008 | 17,491 | - |
| Banco ABC Brasil S.A. | Surety of MMX | 02/20/2009 | 8,746 | - |
| | | | 37,981 | 11,879 |
| **Principal** | | | 1,248,188 | 1,042,403 |
| **Short-term interest incurred** | | | 30,200 | 47,736 |
| | | | 1,278,388 | 1,090,139 |
| **Current** | | | 1,263,553 | 701,900 |
| **Noncurrent** | | | 14,835 | 388,239 |

The installments classified under noncurrent liabilities fall due according to the following payment schedule:

| Year Due | Parent Company 3/31/2008 | Parent Company 12/31/2007 | Consolidated 3/31/2008 | Consolidated 12/31/2007 |
|---|---|---|---|---|
| 2009 | 532 | 1,050 | 4,830 | 16,808 |
| 2010 | 708 | 1,050 | 3,748 | 56,702 |
| 2011 | 708 | 1,050 | 708 | 68,852 |
| 2012 onwards | 5,549 | 4,759 | 5,549 | 245,877 |
| | 7,497 | 7,909 | 14,835 | 388,239 |

Financings in domestic currency incur: (i) fixed interest of 12.60% p.a.; and (ii) variable interest based on the Long-Term Interest Rate (TJLP) and Basket of Currencies, plus fixed interest of between 3.90% and 5.60% p.a.

Financings in foreign currency are subject to: (i) exchange variation in U.S. Dollars plus fixed interest from 5.90% to 9.84% p.a.; and (ii) LIBOR plus interest varying between 2.95% and 4.10% p.a. The average cost of loans denominated in foreign currency results in a weighted average rate of 7.7% p.a., plus exchange variation in US$.

*(In thousand of reais, unless stated otherwise)*

On December 19, 2007 the first disbursement was made, involving transfer of funds from BNDES, in the amount of R$ 249 million, to MMX Logística do Amapá. Following the BNDES timetable, according to the company's cash needs, the second disbursement took place on March 3, 2008, in the amount of R$ 108 million. Over the course of 2008, the Company will make the subsequent drawdowns, respecting the total line of credit made available, which is up to R$ 580 million.

In March 2008, the Company obtained new funding, on behalf of AVG Mineração, through exchange contract advances for commencement of AVX system investments. The funding was obtained through leading banks (Santander, Votorantin, ABC and Fibra), with average cost of 5.99% p.a., more attractive rates than had been charged previously. The Company began to invest the cash funds both in AVG and Minerminas, through the exclusive fund run by the Company itself, which has gross remuneration above the CDI rate.

Subsidiaries MMX Amapá and MMX Logística do Amapá signed, as applicable, (i) Financing Agreement through Transfer from BNDES No. 106607080000700 dated September 25, 2007 with Banco Itaú BBA S.A. ("Itaú BBA") (the Company is guarantor for certain obligations and liabilities of MMX Amapá under this agreement), (ii) Financing Agreement through Transfer from BNDES No. 106607080000600 dated September 25, 2007 with Itaú BBA (the Company is guarantor for certain obligations and liabilities of MMX Logística do Amapá under this agreement), (iii) Amended and Restated Credit Facility Agreement dated February 22, 2007 with Itaú BBA (the Company is guarantor for certain obligations and liabilities of MMX Amapá under this agreement), and (iv) Amended and Restated Credit Facility Agreement dated February 22, 2007 with Banco ABC Brasil S.A. (the Company is guarantor for certain obligations and liabilities of MMX Amapá under this agreement) (jointly, the "Financing Agreements").

In view of the occurrence of certain superseding factors that were beyond the control of MMX Amapá and/or MMX Logística (as the case may be), notably a delay in starting up production of the mine, owing to the delay in the supply of electric power for the project because of supplier difficulties, a heavy rainy season and, furthermore, the need to modify the operation for transshipment of the iron ore produced by the project, certain terms and covenants of the Financing Agreements have not been satisfied by MMX Amapá and/or MMX Logística, as the case may be.

*(In thousand of reais, unless stated otherwise)*

Even so, based on information transmitted by Company Management, as well as an official document received by the Company and issued by the principal creditor on the Financing Agreements (i.e., Itaú BBA), there has been no type of formal communication/notification on the part of Itaú BBA up to the date of this report in the sense of declaring MMX Amapá and/or MMX Logística, as the case may be, in breach of contract, default or overdue with respect to any of its/their obligations. The cited official document confirms that this situation has come about as a result of amicable negotiations that the parties have been undertaking in recent months, so that Itaú BBA can accommodate the requests for the required adjustments to the Financing Agreements. As a result of such negotiations, it is expected that the obligations and responsibilities arising from such Financing Agreement will be harmonized with the physical-financial timetable of MMX Amapá (and/or MMX Logística, as the case may be), which will prevent any possibility or breach of agreement or early maturity of the debt.

## 19 Taxes and contributions payable

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 3/31/2008 | 12/31/2007 | 3/31/2008 | 12/31/2007 |
| PIS (Social Integration Program) | - | - | 335 | 289 |
| COFINS (Social Finance Contribution) | - | - | 1,366 | 814 |
| ICMS (State Value-Added Tax) | - | - | 2,061 | 873 |
| ICMS-DIFAL | 17 | 44 | 21,285 | 20,261 |
| IRPJ (Corporate Income Tax) | 1,385 | 1,385 | 5,365 | 8,988 |
| CSLL (Social Contribution on Net Income) | 507 | 507 | 1,948 | 2,738 |
| IRRF (Withholding Income Tax) | 1,176 | 677 | 12,206 | 2,435 |
| PIS/COFINS/CSLL withheld | 539 | 626 | 2,321 | 2,100 |
| ISS (Municipal Service Tax ) - third parties | 34 | 12 | 3,071 | 3,110 |
| PIS/COFINS on importations | - | - | 9 | 43 |
| ISS on importations | - | - | 47 | 19 |
| IOF (Financial Operations Tax) | 2,481 | 9,800 | 4,834 | 13,065 |
| CIDE (Fuel Tax) | - | - | 6 | - |
| CFEM (Federal Mining Tax) | - | - | 1,841 | 1,676 |
| INSS (Social Security Contribution) | - | 393 | 348 | 1,927 |
| FGTS (Guarantee Fund for Length of Service) | - | 128 | 4 | 558 |
| INSS - third parties | - | 21 | - | 2,503 |
| Other | - | 1 | 815 | 993 |
| | 6,139 | 13,594 | 57,862 | 62,392 |
| Current | 6,139 | 13,594 | 57,333 | 61,420 |
| Noncurrent | - | - | 529 | 972 |

*(In thousand of reais, unless stated otherwise)*

## 20 Provision for contingencies

On March 31, 2008, the Company and its direct and indirect subsidiaries are parties in judicial claims and administrative proceedings arising in the ordinary course of business, involving basically civil matters. Based on the opinion of its legal advisors regarding the probability of losses for the lawsuits, the subsidiary MMX Metálicos Corumbá has recorded a provision for contingencies in the amount of R$242 (R$242 as of December 31, 2007).

## 21 Income and social contribution taxes

On March 31, 2008 and December 31, 2007, most of the Company's subsidiaries were in the pre-operating phase. Deferred income and social contribution taxes were calculated at the rate of 34%, however, due to the current stage of Company's operations, a provision was set up for full realization of such assets.

The deferred income and social contribution taxes are originated as follows:

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 3/31/2008 | 3/31/2007 | 3/31/2008 | 3/31/2007 |
| Noncurrent Assets: | | | | |
| Tax loss carry forwards | 18,377 | 21,692 | 49,447 | 31,091 |
| Negative basis of social contribution tax | 6,616 | 7,809 | 17,801 | 10,443 |
| Provision for adjustment to market value | - | - | 3,836 | - |
| Provision for loss on inventories | - | - | 840 | 2,901 |
| Other provisions | - | - | 43 | - |
| | 24,993 | 29,501 | 71,967 | 44,435 |
| Valuation allowance | (24,993) | (29,501) | (71,967) | (44,435) |
| | - | - | - | - |

*(In thousand of reais, unless stated otherwise)*

***a Results for the period***

The reconciliation of the tax expense as calculated by application of the income and social contribution tax rates is presented below:

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 3/31/2008 | 3/31/2007 | 3/31/2008 | 3/31/2007 |
| Income (loss) before income and social contribution taxes | 184,215 | 7,976 | 162,794 | 7,976 |
| Statutory rate | 34% | 34% | 34% | 34% |
| Income tax and social contribution at the statutory rate | 62,633 | 2,712 | 55,350 | 2,712 |
| Effect of income tax and social contribution on the additions to (exclusions) book income: | | | | |
| Provision for loss on inventories | - | - | 2,470 | - |
| Provision for losses on investments | 3,894 | 5,252 | - | 5,252 |
| Provision for settlement of hedge operations | - | - | 2,810 | - |
| Equity loss | 20,413 | - | - | - |
| Capital gain on the variation of percentage of interest in subsidiaries | (86,264) | - | (86,264) | - |
| Offset of tax loss carryforward and negative basis of social contribution tax | (207) | 904 | (207) | 904 |
| Income and social contribution taxes expense | 469 | 4,190 | - | 4,190 |
| Effective rate | 0.25% | 52.53% | 0.00% | 52.53% |
| Income and social contribution taxes expense (*) | - | - | 1,191 | - |

(*) Subsidiaries Pedreira Sepetiba, AVG and Minerminas calculate their income tax and social contribution according to their presumed income and had expenses recognized in the period.

*(In thousand of reais, unless stated otherwise)*

***b Deferred income***

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 3/31/2008 | 3/31/2007 | 3/31/2008 | 3/31/2007 |
| Pre-operating financial income | - | - | 302,320 | - |
| Income and social contribution taxes (*) | - | - | 102,788 | - |
| Effective rate | 34% | - | 34% | - |

(*) Booked as deferred income by subsidiaries MMX Minas-Rio and LLX Minas-Rio, as mentioned in Note 24. Income and social contribution taxes were object of the "writ of mandamus", as described in Note 12.

## 22 Investment acquisition obligations

The Company, through its subsidiaries, held consolidated commitments related to the acquisition of quotas of the subsidiary MPC (currently MMX Minas-Rio), and for the direct acquisition of the mining rights as detailed below:

| | | | Consolidated | | | |
|---|---|---|---|---|---|---|
| | | | 3/31/2008 | | 12/31/2007 | |
| Company | | Creditor | Short-term | Long-term | Short-term | Long-term |
| MMX Minas-Rio (*) | (a) | Mining rights assignor | - | 11,653 | - | 16,251 |
| MMX Minas-Rio (*) | (b) | Mining rights assignor | 955 | 93,136 | 21,907 | 131,438 |
| MMX Minas-Rio | | Others | 94 | - | 95 | - |
| | | | 1,049 | 104,789 | 22,002 | 147,689 |
| MMX Serro (*) | (c) | Mining rights assignor | 5,158 | - | 9,138 | 44 |
| MMX Serro | | Others | 227 | - | 346 | - |
| | | | 5,385 | - | 9,484 | 44 |
| LLX Açu | (d) | Quota assignor | 31,907 | 23,930 | 31,907 | 31,907 |

*(In thousand of reais, unless stated otherwise)*

| | | | Consolidated | | | |
|---|---|---|---|---|---|---|
| | | | 3/31/2008 | | 12/31/2007 | |
| Company | | Creditor | Short-term | Long-term | Short-term | Long-term |
| AVX (*) | (e) | Quota assignor | 137,159 | 347,867 | 81,196 | 243,588 |
| AVG (*) | (f) | Mining rights assignor | 3,836 | 11,508 | 4,603 | 13,810 |
| Minerminas | (g) | Mining rights assignor | - | 700 | - | - |
| Pedreira | (h) | Mining rights assignor | 3,560 | - | - | - |
| | | | 176,462 | 383,305 | 117,706 | 289,305 |
| | | | 182,896 | 488,794 | 149,192 | 437,038 |

(*) This obligation is shown at its present value as of March 31, 2008, with the calculation being made at the rate of 8% (average rate for taking out loans on the market), in accordance with Law No. 11.638/07 and CVM Instruction No. 469/08, as per Note 3.

(a) Remaining balance payable to the seller, due in three installments adjusted by the IGP-M index, of R$8,674 on October 14, 2006, R$10,032 and R$10,868 on April 12 and October 9, 2007, respectively. On July 1, 2006, a supplementary term was executed, extending the maturities of installments for October 19, 2009, 2010 and 2011, respectively, as Note 14b;

(b) Balance payable to the seller in seven annual installments, the first in the amount of US$ 6,287 thousand and the remaining six in the amount of US$ 24,250 thousand, for exercise of the option to purchase mining rights in the Iron Quadrilateral, as per Note 14b;

(c) Remaining balance payable to the seller, in twenty monthly, equal and consecutive installments in the amount of R$1,750, adjusted at the savings index, as Note 14b;

(d) Remaining balance payable to the seller, in twenty four monthly, equal and consecutive installments in the amount of R$2,659, by the IGP-M index, as Note 14b;

(e) Remaining balance payable to the seller, due in four annual installments adjusted by the Consumer Price Index United States ("USCPI") index, of US$45,000 thousand on August 30, 2008, 2009, 2010 and 2011, respectively, as Note 14b;

(f) Remaining balance payable to the seller, due in four annual installments, of US$2,600 thousand on August 30, 2008, 2009, 2010 and 2011, respectively, as Note 14b;

*(In thousand of reais, unless stated otherwise)*

(g) Remaining balance payable to the seller in the total amount of R$ 9,375, due in three semi-annual installments adjusted by CDI rate, as Note 14b;

(h) Remaining balance payable to the seller, due in two installments, of R$1,780 on April 28, 2008 and June 28, 2008 as Note 14b.

## 23 Asset retirement obligations

| | Consolidated | |
|---|---|---|
| | 3/31/2008 | 12/31/2007 |
| Incurred liability | 11,531 | 10,101 |
| Increase in deferred charges | 920 | 920 |
| Increase in expenses | 1,063 | 397 |
| Deferred income | 1,466 | 1,013 |
| Provision for realization | 14,980 | 12,431 |

The Company has liabilities related to the withdrawal of assets arising from the regulatory requirements to carry out specific write-downs when the exploration rights terminate, as described in Note 14d. This liability has been initially assessed at the fair value, and subsequently, adjusted at the expense in the companies in operation and at deferred charges in the companies in pre-operating stage with the addition of interest and change of values. Costs related to withdrawal are capitalized and depreciated over the useful life of the long-term asset based on the produced unit method.

Moreover, the Company, through its subsidiary of shared control LLX Minas-Rio, has obligations related to the recovery of the areas and removal of assets originating from the right-of way recorded in intangible assets, as described in Note 14c. Costs related to this obligation are capitalized and amortized for three years, according to the term of the agreement.

## 24 Deferred income

The subsidiaries MMX Minas-Rio and LLX Minas-Rio determined a net credit balance in deferred charges resulting from forward currency transaction earnings and income from financial investments, as mentioned in Note 16.

*(In thousand of reais, unless stated otherwise)*

Its breakdown is as follows:

| | Amortization rate per year % | Consolidated 3/31/2008 | Consolidated 12/31/2007 |
|---|---|---|---|
| Pre-operating financial income, net | 10 | | |
| Income from financial investments | | (59,117) | (41,825) |
| Forward currency transaction settlement earnings | | (214,990) | (200,686) |
| Interest | | 15,378 | 13,952 |
| Foreign exchange variation | | (24,903) | (23,121) |
| Other | | 16,120 | 3,704 |
| | | (267,512) | (247,976) |

For comparison purposes, debit balances classified as unearned income were reclassified to deferred charges as of December 31, 2007.

## 25 Shareholders' equity (Parent company)

### a. *Capital stock*

On March 31, 2008 and December 31, 2007 the Company's capital stock was divided into 15,230,492 and 3,803,878 common shares , all of them registered, with no par value, respectively

At an Extraordinary General Meeting and a Meeting of Preference Shareholders of the Company, both held on February 10, 2006, the shareholders resolved to convert the 40,000 preferred shares issued by the Company into common shares.

On April 12, 2006, the Company's Board of Directors approved a new capital increase in the amount of R$ 15,210, through the issue of 17,170 book entry common shares, at the issue price of R$885.8474 per share. The controlling shareholder of MMX paid up the capital increase through the contribution to the Company's capital of substantially all the quotas representing the capital stock of MMX Corumbá Participações Ltda. The unit value of the quotas of MMX Corumbá Participações Ltda. was the purpose of an appraisal report prepared by a contracted specialized company, on the reference date of March 31, 2006, and the evaluation criteria was the equity book value of the quotas, and the aforementioned report was unanimously approved by the Company's shareholders.

*(In thousand of reais, unless stated otherwise)*

On April 28, 2006, at an Extraordinary General Meeting, the shareholders of MMX decided, unanimously, to carry out a partial spin-off of the Company, separating in favor of the companies Centennial Asset Amapá S.A., Centennial Asset Minas-Rio S.A. and Centennial Asset Corumbá S.A. (the "Recipients"), respectively, 30% of the quotas representing the following subsidiaries of the Company, MMX Amapá, MMX Minas-Rio and MMX Corumbá, together with the corresponding portion of capital stock. The partial spin-off represented the cancellation of the total common shares of the Company then held by the foreign investor Centennial Asset Mining Fund LLC, which received, in exchange, shares of the Recipient companies of the spun-off portion.

The portions of the shareholders' equity of MMX transferred to the Recipients due to the spin-off were valued by a contracted specialized company, on the reference date of April 18, 2006, and the evaluation criteria were the equity book value of the asset and liability accounts, based on the elements reported in the pro forma balance sheet of the Company prepared on April 18, 2006.

The value of the spun-off portions on the spin-off date was R$8,293, and the following amounts were attributed to each one of the Recipients:

- The amount of R$1,190 was attributed to Centennial Asset Amapá;
- The amount of R$2,543 was attributed to Centennial Asset Minas-Rio; and
- The amount of R$4,560 was attributed to Centennial Asset Corumbá.

As a result of the spin-off, the capital stock of MMX was decreased by R$8,293 thousands, with the consequent cancellation of 32,000 book-entry common shares owned by the shareholder Centennial Asset Mining Fund LLC, which caused the capital of MMX to decreased to R$23,620 thousand, divided into 77,214 shares of common stock, with no par value. The capital decrease did not imply dilution in the equity of the remaining shareholders.

On April 28, 2006, at the same Extraordinary General Meeting, a stock split of the common shares issued by the Company was approved, in the proportion of 2,429 new common shares for each existing common share, which resulted in 187,552,806 common shares.

The shares issued by virtue of the stock split will have the same rights and benefits guaranteed to existing shares.

*(In thousand of reais, unless stated otherwise)*

By means of the Extraordinary General Meeting held on July 6, 2006, the Company performed a reverse split of all the shares it had issued in the proportion of 77.1504755 to every single share. As of the conclusion of the aforesaid reverse split operation, the capital stock of the Company was represented by 2,431,000 registered common shares with no par value. Nevertheless, the value (monetary expression) of the Company's capital stock did not undergo any modification on that date, remaining unchanged. The controlling shareholder of the Company gratuitously granted to the shareholders, who held fractional positions after the conclusion of the reverse split, the quantity of shares issued by the Company that was necessary for them to complete their respective positions.

On July 26, 2006, the Board of Directors ratified the Company's capital increase, within the authorized capital limit, in view of the full subscription, in the amount of R$1,029,011, upon the public issuance of 1,262,590 non-par registered common shares, at the price of R$815.00 per common share, as approved at meetings of such Board held on July 20, July 21 and July 26, 2006. Thus, the Company's capital stock increased from R$23,620 to R$1,052,630, divided into 3,693,590 common shares, all of them registered shares, with no par value.

On August 23, 2006, the Board of Directors ratified the Company's capital increase, within the authorized capital limit, in view of the full subscription, in the amount of R$89,884, upon the public issuance of 110,288 non-par registered common shares, at the price of R$815.00 per common share, as approved at meetings of such Board held on July 20, July 21 and July 26, 2006. Thus, the Company's capital stock increased from R$1,052,630 to R$1,142,515, divided into 3,803,878 shares, all of them registered shares, with no par value.

At the Extraordinary General Meeting, held on January 25, 2007, the Company carried out the split of all the shares issued by the Company in the proportion of 2 (two) new shares for each existing share. After the conclusion of said split operation, the Company's capital stock was represented by 7,607,756 non-par, book-entry, common shares. The amount (monetary expression) of the Company's capital stock has not been submitted to any change on that date. The Company's shareholders, based on the shareholding as of January 26, 2007, had its shares credited on February 1, 2007.

At the Extraordinary General Meeting, held on July 23, 2007 the Company carried out the split of all the shares issued by the Company in the proportion of 2 (two) new shares for each existing share. After the conclusion of the aforementioned split operation, the Company's capital stock was represented by 15,215,512 (fifteen million, two hundred and fifteen thousand five hundred and twelve) non-par, book-entry, common shares. The amount (monetary expression) of the Company's capital stock has not been submitted to any change on that date. The Company's shareholders, based on the shareholding as of July 30, 2007, had its shares credited on July 31, 2007.

*(In thousand of reais, unless stated otherwise)*

Each share of the capital of the Company, in the sphere of the Program of Global Depositary Receipts ("GDR"), will continue to correspond to 20 (twenty) GDRs.

On August 31, 2007, the Board of Directors ratified the Company's capital increase, within the authorized capital limit, in view of the full subscription, in the amount of R$289, upon the public issuance of 14,980 non-par registered common shares, resulting from the subscription's options of the Board of Directors, as described in Note 25. Thus, the Company's capital stock increased from R$1,142,515 to R$1,142,804, divided into 15,230,492 shares, all of them registered shares, with no par value.

### *b. Dividends*

The Company's shares have an equal participation in the distribution of dividend, interest on own capital and other shareholder benefits. The Bylaws determine the distribution of a minimum mandatory dividend of 25% of the net income for the period, adjusted in accordance with article 202 of Law no. 6,404/76.

## 26 Stock option plan

In order to encourage the Company's top executives, on September 30, 2006, the controlling shareholder had granted call options for shares of MMX belonging to it, on behalf of all the Company's officers and 18 of the main managers. This granting of options by controlling shareholder represents a mechanism of compensation and retention, for the period of five years, of the Company's officers and executives, without implying any cost or dilution to the minority shareholders of the Company. On behalf of the officers, the controlling shareholder granted options for them to acquire globally over 5.5% of his own shares. The options granted to these Officers can be exercised in 5 years after the initial public offering of the Company. The beneficiaries of the option will be subject to the sale restrictions described in the Final Prospectus of the primary public offering of shares of the Company, filed at CVM on July 21, 2006, which forbids them to sell shares for the public offering 3-year period, except if they obtain express authorization of the Company's controlling shareholder. On September 30, 2006, the controlling shareholder of the Company had granted the 18 main managers of the Company options for them to acquire, globally, shares belonging to him that have a financial value, considering the price per share in the public offering, of R$7,161, and that can be exercised in the proportion of 20% to each one of the 5 first anniversaries of the public offering.

*(In thousand of reais, unless stated otherwise)*

In addition to this remuneration mechanism, the Company, in an Extraordinary General Meeting held on April 28, 2006, approved a Company issued share call option program. According to the share call option program, the Board of Directors can grant share call options on behalf of officers, executives and associates of the Company that represent no more than 1% of the shares in circulation. However, at the same General Meeting of Shareholders, it was determined that the Board would not grant any share call options in the accounting period of 2006, whereas the only share call options to be granted were on behalf of some of the full members of the Board of Directors and to one advisor of the Board of Directors. The Company granted call options that have a financial value, considering the Price per Share of US$8,000 thousand, which may be exercised in the proportion of 20% at each of the first 5 anniversaries of the Offering, at a strike price equivalent to R$77.15 per share (after the reverse split performed on July 6, 2006 as described in Note 25 a.). In turn, Michael Vitton, a member of the Board of Directors, has, as well as the Company's Officers, a call option of shares belonging to the controlling shareholder, not dilutive to the minority shareholders, equivalent to up to 1% of the shares that it owns, not having any call option or subscription of shares granted by the Company. The option granted to this member of the Board of Directors may be exercised as of the date of conclusion of the Offering. The strike price of the call option of a Board member will be obtained by means of the division between the capital invested by the controlling shareholder in the organization of the Company and its subsidiaries, divided by the number of shares that he or she owns.

## 27 Non-operating income

Non-operating income refers to the capital gain due to the subscription of 15% of the shares in subsidiary LLX Logística by the OTPP, as described in Note 1c, which reduced the equity interest of the Company in this subsidiary from 100% to 85%.

*(In thousand of reais, unless stated otherwise)*

## 28 Commitments

### a. *Goods and services hired*

The main commitments with goods and services suppliers over R$300 are the following:

| | Consolidated | | |
|---|---|---|---|
| | | Contract balance | |
| Object of the Contract | Signing date | 3/31/2008 | 12/31/2007 |
| Drilling services in the State of Amapá | 06/29/2006 | 11,090 | 17,288 |
| Services regarding preparation of conceptual project and basic project for Port of Açu construction | 03/03/2006 | 43,227 | 53,645 |
| Basic engineering, detailed engineering, supply management and set up management of the Itabirito beneficiation process in the State of Amapá | 04/18/2006 | 859 | 962 |
| Topographical surveying services in the State of Amapá | 08/02/2005 | 757 | 763 |
| Contracts related to railway concession | 01/01/2006 | 27,920 | 33,044 |
| Technical advisory services on ore pipeline implementation study and Port of Açu | 11/29/2005 | 218,709 | 257,298 |
| Sea and land geotechnical services in the region of Açu Port | 09/15/2005 | 2,380 | 2,545 |
| Implementation management of Itabirito beneficiations plant in Pedra Branca do Amapari | 07/28/2006 | 8,540 | 8,648 |
| Technical and commercial consulting for the identification and evaluation of iron ore outcrops | 04/10/2006 | 730 | 997 |

*(In thousand of reais, unless stated otherwise)*

| | Consolidated | | |
|---|---|---|---|
| | | Contract balance | |
| **Object of the Contract** | **Signing date** | **3/31/2008** | **12/31/2007** |
| Legal and geological consulting and advisory services with DNPM in iron ore mining projects in the State of Minas Gerais | 06/02/2006 | 4,309 | 4,309 |
| Contracts related to the construction of the Pig Iron Production Plant with two mini blast furnaces, referring to: basic and detailed engineering, civil construction, coordination and management, supply and assembly of equipment and parts | 04/12/2005 | 33,809 | 38,665 |
| Contracts related to civil construction, architecture, mechanical manufacturing, transportation and assembly of processing plant of Itabirito in Amapá | 01/09/2006 | 125,662 | 172,299 |
| Services related to the implementation of the Port Terminal of Santana, Amapá: preparation of a basic and executive project, tidal stream measurements | 05/01/2006 | 7,285 | 20,303 |
| Off-road vehicles for Amapá system | 08/31/2006 | 18,241 | 38,694 |
| Machinery and equipment for Minas-Rio System | 10/12/2006 | 593,466 | 666,538 |
| Agreements related to production, storage, shipment and fluvial transportation of iron ore of Mine 63 | 12/08/2005 | 549,906 | 572,005 |
| Agreements related to production, storage, shipment and fluvial transportation of iron from the Beneficiation Plant of Amapá. | 04/09/2007 | 585,260 | 586,423 |
| Design and constructions of the works of Port of Açu | 8/24/2007 | 443,649 | 443,801 |

*(In thousand of reais, unless stated otherwise)*

| | | Consolidated | |
|---|---|---|---|
| | | Contract balance | |
| **Object of the Contract** | **Signing date** | **3/31/2008** | **12/31/2007** |
| Contracts related to civil construction, architecture, mechanical manufacturing, transportation and assembly of beneficiation plant of Mine 63 | 04/10/2007 | 1,250 | 1,250 |
| Contracts for supply of raw materials for the Pig Iron Production Unit featuring two mini blast furnaces in Corumbá | 01/08/2007 | 26,711 | 36,574 |
| Contracts relating to forest projects | 11/14/2006 | 1,299 | 1,997 |
| Others | 11/01/2005 | 44,042 | 49,994 |
| | | 2,749,101 | 3,008,042 |

### b. *Collateral granted*

On March 31, 2008, besides the guarantees related to the loans and financings, as mentioned in Note 18, the Company is the guarantor of a private instrument of fiduciary release of credit receivables as guarantee of a surety installment agreement in favor of the subsidiary MMX Corumá, in the amount of R$44,117 (R$42,992 on December 31, 2007), for the issuance of a letter of guarantee related to the mining rights to explore iron ore in the State of Mato Grosso do Sul, against the acquisition of quotas of the company Mineral Service, as mentioned in Note 13a.

## 29 Financial instruments

The estimated realization values of financial assets and liabilities of the Company were determined through information available in the market and appropriate valuation methodologies. However, considerable judgment was required in the interpretation of the market data to estimate the most adequate realization value. Consequently, the estimates below do not necessarily indicate the values that could be realized in the current exchange market. The use of different market methodologies may have a material effect on the estimated realizable values.

*(In thousand of reais, unless stated otherwise)*

The management of these instruments is done through operating strategies, aimed at liquidity, profitability and security. The control policy consists of permanent follow-up of the rates engaged versus those in force in the market. The Company and its subsidiaries do not invest in derivatives or any other risk assets on a speculative basis.

In compliance with CVM Instruction 235/95, the accounting balances and the market values of the financial instruments included in the balance sheet at March 31, 2008 and December 31, 2007 are identified as follows:

### a. *Cash and cash equivalents*

Current accounts held in banks in checking account maintained at banks have their market values identical to the book values.

For interest earning bank deposits, the market value was calculated based on the market quotations of these securities, on March 31, 2008 and December 31, 2007.

The investment fund quotas are restated by the value of the quota on March 31, 2008 and December 31, 2007.

### b. *Related parties*

Presented at book value, since there are no similar instruments in the market, and they address operations with subsidiaries and affiliates.

### c. *Recoverable/deferred taxes*

Presented at book value, since there are no parameters for calculating their market value.

### d. *Investments (Parent company)*

The market values for other investments are considered similar to the book values, since they have no market quotation.

### e. *Loans and financing*

The estimated market values of thelong-term loans and financings, obtained through the present value at the interest rates available on March 31, 2008 and December 31, 2007, are close to the book value.

*(In thousand of reais, unless stated otherwise)*

## *f. Investment acquisition obligations*

The estimated market values for the main short and long-term investment acquisition obligations, obtained by the present value of the interest rates available on March 31, 2008 and December 31, 2007, the market value of which differs from the book value, are represented as follows:

| | Consolidated | | | |
|---|---|---|---|---|
| | 3/31/2008 | | 12/31/2007 | |
| | Book value | Market value | Book value | Market value |
| Obligation for acquisition of short- and long-term *investments:* | | | | |
| MMX Minas-Rio (as per Note 22a) | 16,638 | 16,638 | 16,251 | 11,613 |
| MMX Minas-Rio (as per Note 22b) | 135,401 | 135,401 | 153,345 | 126,418 |
| AVX (as per Note 22e) | 516,358 | 516,358 | 324,784 | 280,438 |
| AVG (as per Note 22f) | 18,191 | 18,191 | 18,413 | 16,508 |
| | 686,588 | 686,588 | 586,135 | 503,266 |

## *g. Derivatives*

The Company has a policy of eliminating market risks and avoids assuming positions exposed to market value fluctuations, operating only with instruments which permit controlling these risks. Derivative contracts are currency forward transactions and are all registered at the Clearinghouse for the Custody and Financial Settlement of Securities ("CETIP"). The Company does not expect to have significant losses from these operations, besides those already disclosed in the quarterly information.

### *Limitations*

The market values were estimated at the balance sheet date, based on "relevant market information". Changes in the assumptions may significantly affect the estimates presented.

### *Exchange rate risk*

The results of the Company and its subsidiaries are susceptible to significant variations, due to the effects of the volatility of the foreign exchange rate on its liability linked to foreign currency, mainly U.S. dollar, which the variance for the quarter was -1,25% (-17,1% in 2007).

*(In thousand of reais, unless stated otherwise)*

As a strategy to prevent and reduce the effects of the fluctuation of the exchange rate, management has adopted the policy of maintaining derivatives with maintenance of tied assets also susceptible to exchange variation.

The Company is exposed to market risks derived from its operations. Such risks involve mainly exchange rate risk.

For the period ended on March 31, 2008 and December 31, 2007, the Company did not renew its *swap* position for loans and financings, given management's expectations of drop or maintenance in the foreign exchange rate. Net exposure at book value is presented as follows:

| | Consolidated | |
|---|---|---|
| | **3/31/2008** | **12/31/2007** |
| A. Financing/loans and obligations related to U.S. dollar investment acquisitions | 1,055,762 | 474,109 |
| B. Swap operations | - | - |
| C. Deficit registered (A - B) | 1,055,762 | 474,109 |

The Company's revenues, in their largest portion, will be generated in U.S. dollars and most of its capital investment needs (CAPEX) are in reais. As a strategy to prevent and reduce the effects of the exchange rate fluctuation, Management has adopted the policy of keeping derivatives, currency forward operations, all registered at CETIP, with the maintenance of related assets also susceptible to exchange variation.

In the settlement of currency forward operations for March 31, 2008, the Company earned financial net income of R$20,219 (R$ 492,968 on December 31, 2007), recorded in deferred charges and/or deferred income by its subsidiaries in the pre-operating phase.

On March 31, 2008, the negative effects not realized on these term currency operations are booked as losses and recorded under results for the year by subsidiaries MMX Corumbá and MMX Amapá, in the amount of R$ 9,847 (R$ 178 as of December 31, 2007) and under deferred charges by subsidiaries in the pre-operating phase in the amount of R$ 27,828 (R$ 37,328 as of December 31, 2007). At the end of the period, the negative variation on the term currency contracts totaled R$ 37,675 (R$53,318 as of December 31, 2007).

The Company maintains positions outstanding and has been incurring losses, although these operations are under exchange rate variations while the outstanding operations are open.

*(In thousand of reais, unless stated otherwise)*

*Interest earning bank deposits risks*

Interest earning bank deposits held are basically, in exclusive funds managed by financial institutions and backed on federal government securities and private securities (CDB) of prime financial institutions, as well as private securities (Bank Credit Notes - CCB and Debentures) issued by companies and financial institutions, all having average profitability equivalent to DI Cetip (Interbank Deposit Certificate - CDI), and are subject to the credit risk of the respective corporate and financial institutions issuers of such securities.

*Interest rate risk*

The results of the Company and its subsidiaries are susceptible to significant variations arising from financing and loan operations contracted at floating interest rates.

The Company and its subsidiaries use derivative financial instruments to protect or reduce volatility the financial costs of the financing operations and investments.

The contracting of derivate financial instrument operations, such as swaps and currency forwards hedges operations, is aimed to reduce the risks on operations, financings and investments. In accordance to its financial policies, the Company has not engaged in operations involving financial instruments that are speculative in nature.

## 30 Insurance coverage

The Company and its directs and indirects subsidiaries adopts the policy of contracting insurance coverage for assets subject to risks for amounts that the management considers to be sufficient to cover eventual claims, considering the nature of its activity. The risk assumptions, given their nature, are out of the scope of the special review of quarterly information and, therefore, were not reviewed or audited by our independent auditors. The policies in force and the premiums were dully paid. We considered that our insurance coverage is consistent with the other companies similar to our size, operating in the sector.

*(In thousand of reais, unless stated otherwise)*

On March 31, 2008 and December 31,2007, the insurance coverage comprised:

| | Consolidated | |
|---|---|---|
| | **3/31/2008** | **12/31/2007** |
| Operating risks: | | |
| Material damages | 735,843 | 718,442 |
| Civil liability | 195,353 | 214,828 |
| Management civil liability | 70,000 | 70,000 |
| Personal accidents (*) | 2,592 | 2,592 |

(*) On March 31, 2008 and December 31, 2007, such coverage included R$2,160 for accidental deaths or disability and R$432 for medical and hospital costs.

Moreover, on March 31, 2008 and December 31, 2007, the Company and subsidiaries had automobile insurance with coverage of up to 110% of the FIPE table related to hull value and R$1,100 for civil liability.

## 31 Subsequent events

### a. *Disclosure of technical report on the mineral resources and reserves of MMX Corumbá*

On April 4, 2008, the Company communicated to its shareholders and investors that a new Technical Report had been issued on the mineral resources and reserves of MMX Corumbá.

The report was audited by SRK Consulting, a firm that specializes in independent geology and mining work, pursuant to the standards established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM Standards) and by the document entitled National Instrument 43-101 of the Canadian Securities Administrators (NI 43-101).

This report covered the resources of the area of Urucum NE, involving 70 million tons of demarcated mineral resources, in addition to the resources previously presented relating just to Mine Mina 63.

The estimated resources presented in the annual report were based on data from geological surveys conducted through September 2007 and show the results for two areas surveyed - Mine 63, which is operating at present, and the exploratory target of Urucum NE.

The resources and reserves of Mine 63 have not been reappraised, merely adjusted by exclusion of the amounts mined from January to September of 2007.

*(In thousand of reais, unless stated otherwise)*

## *b. Split of common shares*

Pursuant to the provisions contained in Article 157 of the Brazilian Corporation Law (No. 6.404/76), as well as Instruction No. CVM 358/02 issued by the Brazilian Securities Commission, MMX communicated to the market that, in accordance with the Minutes of the Extraordinary General Meeting (EGM) held on April 7, 2008, the Stockholders unanimously approved, without qualification, the split of the common shares of the Company's capital stock, whereby every 1 (one) share of common stock correspond to 20 (twenty) shares of the same class.

The stockholders of MMX are entitled to receive the split shares based on the ownership structure as of April 7, 2008, such that the shares were credited to them on April 11, 2008. The Company further informed the public that, in line with such split, it has requested the CVM to make the respective proportional alteration between the shares and the Global Depositary Receipts ("GDRs") in the context of its Level I GDR Program.

Accordingly, each share of MMX common stock that previously corresponded to 20 (twenty) GDRs, began corresponding to 1 (one) GDR, without any issue of new GDR's.

## *c. Information on the proposed partial spin-off of MMX*

On April 8, 2008 MMX submitted to the consideration of its stockholders at an EGM a proposal to partially spin off the Company, with transfer of part of its assets to IronX Mineração S.A.("IronX"), a joint stock corporation under Brazilian law presently in the process of going public, according to the terms and conditions presented below ("Partial Spin-off").

1. Objectives and benefits of the Partial Spin-off

1.1 The Partial Spin-off of MMX, as described in Item 3 below, encompassed: (a) transfer of a portion of the spun-off stockholders' equity of MMX corresponding to its equity stake in LLX Logística to LLX Logística itself and, as a result, with the stake held by MMX in LLX Logística being directly attributed to the present stockholders of MMX, in exact proportion to the stake they hold in the capital stock of MMX, as detailed in Item 3.1 below, and (b) transfer to IronX of part of the spun-off stockholders' equity of MMX corresponding to: (i) its direct and indirect stakes, as the case may be, in MMX Minas-Rio., MMX Serro, Borbagato, MMX Amapá, MMX Logística do Amapá, MMX Metálicos Amapá and Bay Service (all jointly designated as "IronX Subsidiaries"); and (ii) other assets, rights and obligations, as detailed in Item 3.2 below, resulting in an increase in the capital stock of IronX, with the consequence of an issue of new shares by IronX, to be attributed to the present stockholders of MMX,in proportion to the stake they hold in the capital stock of MMX as of the date of approval of the Partial Spin-off.

*(In thousand of reais, unless stated otherwise)*

**1.2** MMX continues to retain its equity stakes in MMX Corumbá, MMX Metálicos Corumbá and AVX, as well as in other assets that have not been transferred to LLX Logística and IronX as a result of the Partial Spin-off. In addition, MMX remains responsible for the liabilities that are not transferred to LLX Logística and IronX as a result of the Partial Spin-off.

**1.3** In the manner set out in the notices of relevant events disclosed by MMX on January 17, 2008 and March 31, 2008, the Partial Spin-off was inserted in the context of the purchase operation ("Purchase Operation") for the common shares representing approximately 63.47% of the capital stock of IronX (held by Mr. Eike Batista and certain administrators of MMX in the event of the Partial Spin-off be approved) by Anglo American Participações.

**1.4** The Partial Spin-off will permit the stockholders of MMX to become stockholders of two publicly traded companies to be listed on the New Market of the São Paulo Stock Exchange ("BOVESPA"), IronX and LLX Logística, as well as MMX itself, which shall remain as a publicly traded company with shares listed on the BOVESPA New Market. This segregated ownership structure, with each company maintaining separate records of their respective assets and liabilities, will enhance their transparency and degree of corporate governance, as well as facilitate the receipt of strategic investments, so as to foster full development of their own projects in the best possible manner.

**1.5** The shares in LLX Logística and IronX that are delivered to the present stockholders of MMX, in proportion to the equity stake they presently hold in MMX, shall be of the same type and class, and shall guarantee the stockholders rights that are identical to those granted to the MMX shares they presently hold, without there being any modification of the rights or political and equity policies granted to such common shares.

**2.** Proposal for Partial Spin-off

*(In thousand of reais, unless stated otherwise)*

2.1 The proposal for Partial Spin-off was approved by the Boards of Directors of MMX, LLX Logística and IronX ("the Companies") at meetings held on April 7, 2008, at which the Companies' Managements were authorized to sign the Protocol for Justification of the Partial Spin-off of MMX ("the Protocol"). The Protocol was signed by the Managements of the Companies also on April 7, 2008. The Partial Spin-off will be submitted to the stockholders of the Companies approval at their extraordinary general meetings ("EGM's"), which shall be called on a timely basis as soon as certain requirements are fulfilled, in accordance with the regulations of the Ontario Securities Commission - OSC and the Toronto Stock Exchange (jointly referred to as the "Canadian Authorities"), where MMX shares are listed and traded. Such requirements are routine for foreign private issuers and basically involve the need to prepare circulars containing a detailed description of the order of business to be dealt with at each meeting. Such circulars are further to be accompanied by a reconciliation of the Company's financial statements to accounting principles generally accepted in Canada (Canadian GAAP).

3. Asset and Liability Elements Involved

3.1 As a result of the Partial Spin-off, the portion of stockholders' equity spun off corresponding to the equity stake in LLX Logística held by MMX must be transferred to LLX Logística and, consequently, the shares in LLX Logística held by MMX must be turned over directly to the stockholders of MMX (owners of the shares as of the date for approval of the Partial Spin-off), in proportion to the stake they hold in the capital stock of MMX, as detailed in Item 5 below.

3.2 In addition, as a result of the Partial Spin-off, certain MMX assets and liabilities listed in the Protocol must be transferred to IronX, and the new IronX shares to be issued as a result of the transfer of the assets and liabilities of MMX to IronX are to be attributed to the current stockholders of MMX (those holding shares as of the date for approval of the Partial Spin-off), in proportion to the stake held by same in the capital stock of MMX, as described in Item 6 below.

4. Appraisal

4.1 The base date for the appraisal of the portions of the net assets MMX to be spun off is December 31, 2007. The audit firm KPMG Auditores Independentes is the specialized concern contracted by the EGM's to appraise the portions of the net assets of MMX to be transferred to LLX Logística and IronX, respectively. Their appraisal was made at book value, based on the annual financial statements of MMX drawn up as of December 31, 2007, as audited by KPMG Auditores Independentes. The amounts of the appraisals are mentioned below and the appraisal report ("the Appraisal Report") will be available to the stockholders, as provided in Item 10.1 below.

*(In thousand of reais, unless stated otherwise)*

**4.2** The changes in the equity of MMX that occur between December 31, 2007 and the date of the Partial Spin-off shall be (i) duly booked by LLX Logística or by IronX, in case such variations are related to the portion of the net assets of MMX transferred by each one of these companies, respectively, or (ii) retained by MMX , if they are related to the assets remaining with the latter.

**5.** Transfer of Part of the Net Assets of MMX to LLX Logística

**5.1** The portion of the stockholders' equity of MMX to be transferred to LLX Logística has been appraised, in the manner provided by Articles 183 and 184 of Law No. 6.404/76, in the amount of R$165,986,298.77 (one hundred and sixty-five million, nine hundred and eighty-six thousand, two hundred and ninety-eight Reais and seventy-seven centavos). In view of the fact that such portion is comprised of the equity stake held by MMX itself in LLX Logística, there will be no capital increase at LLX Logística. Immediately prior to the Partial Spin-off, at the same General Meeting of Stockholders of LLX that decides on the Partial Spin-off, the stockholders of LLX Logística will further decide on the proposed split of LLX Logística shares, in the proportion of 59.4940978:1 and, as a result of this operation, the total number of shares of the capital stock of LLX Logística immediately prior to the Partial Spin-off shall be 358,364 (three hundred and fifty-eight thousand, three hundred and sixty-four) common shares, nominatives, book entries and without par value.

**5.2** The Partial Spin-off will be implemented without the issue of new shares by LLX Logística, such that the existing shares in LLX Logística presently held by MMX, after the stock split mentioned in Item 5.1 above, shall be turned over directly to the present stockholders of MMX in the proportion of 1 share of LLX Logística stock for every 1 share of MMX stock.

**5.3** The LLX Logística shares to be turned over to the current stockholders of MMX will Grant to such stockholders the same political and equity advantages as those granted by the shares issued by MMX, without any distinction among the stockholders.

**6.** Transfer of Portion of Net Assets from MMX to IronX.

*(In thousand of reais, unless stated otherwise)*

**6.1** The portion of the stockholders equity of MMX to be transferred to IronX has been appraised, in the manner provided by Articles 183 and 184 of Law No. 6.404/76, in the amount of R$871,903,818.66 (eight hundred and seventy-one million, nine hundred and three thousand, eight hundred and eighteen Reais and sixty-six centavos). Accordingly, with the approval of the Partial Spin-off, the capital stock of IronX will be increased by R$871,903,818.66 (eight hundred and seventy-one million, nine hundred and three thousand, eight hundred and eighteen Reais and sixty-six centavos), rising from R$800.00 (eight hundred Reais) to R$871,904,618.66 (eight hundred and seventy-one million, nine hundred and four thousand, six hundred and eighteen Reais and sixty-six centavos), though the issue of 1,633,543,454 new common shares, nominatives and without par value, of IronX, resulting in total IronX capital corresponding to 1,633,544,254 shares. Immediately after the cited capital increase, there will be a grouping of IronX shares in the proportion of 5.3627402647:1. As a result of the cited share grouping and the Partial Spin-off, if approved, the capital stock of IronX will be divided into 304,609,989 common, nominative , book entry shares and without par value.

**6.2** The shares of the capital stock of IronX to be issued by IronX as a result of the above-mentioned capital increase and after the above-mentioned grouping of shares, are to be attributed directly to the current MMX stockholders, in the proportion of 1 IronX share for every 1 MMX share. For the definition of the replacement ratios for the MMX shares for IronX shares, the Management of MMX and IronX have considered the amount calculated in the Appraisal Report at book value for MMX and book value for IronX, for which reason the above replacement ratio is considered absolutely equitable for the stockholders of MMX and IronX by the management of both companies, without particular privilege or benefit for the controlling stockholders.

**6.3** The shares of IronX capital stock to be attributed to the present MMX stockholders will grant the stockholders the same political and equity advantages as those granted by the shares issued by MMX, without any distinctions among such stockholders.

**7.** Reduction in the Capital of MMX as a result of the Partial Spin-off

**7.1** As a result of the Partial Spin-off, the capital stock of MMX will be reduced by R$367,005,280.77, from R$1,142,804,167.04 to R$775,798,886.27. The reduction of MMX capital stock, however, shall not entail any alteration in the number of shares into which such capital is divided.

**7.2** The Partial Spin-off will also not entail any alteration in the characteristics of the shares of MMX capital stock, or in the advantages granted thereby, such that there will be no distinction whatever among the stockholders.

*(In thousand of reais, unless stated otherwise)*

**8.** Absence of joint and several liability between the Companies

**8.1** The Partial Spin-off is to be carried out in accordance with disposed in Article 233, sole paragraph, of Law No. 6.404/76 and, as a result, LLX Logística and IronX will only be liable for the obligations that will be transferred to them, without joint either between them or with respect to MMX.

**9.** Costs of the Operation

**9.1** The cost of the Partial Spin-off is estimated at approximately R$800,000.00 (eight hundred thousand Reais), divided into costs on Brazilian, U.S. and Canadian legal counsel, as well as audit companies, for purposes of compliance e with Brazilian, U.S. and Canadian accounting regulations and tax laws.

**10.** Right of Withdrawal; Amount for Reimbursement of Shares

**10.1** The dissident stockholders of MMX may exercise their withdrawal rights. Only MMX stockholders who can prove they were owners of shares up to the closing of BOVESPA trading on the day immediately prior to the publication of thisRelevant Fact, that is to say, April 7, 2008, may exercise their right of withdrawal. Shares purchased as from that date, inclusive, shall not Grant withdrawal rights to their new owners.

**10.2** The right of withdrawal may be exercised within the period of 30 (thirty) days after publication of the minutes of the General Meeting of MMX Stockholders that approves the Partial Spin-off, by means of letter with notice of receipt (AR) addressed to the branches of Banco Itaú S.A. listed in the notice to the stockholders to be published by MMX informing them of the beginning of the period for the stockholders to exercise their right of withdrawal.

**10.3** The amount of the reimbursement will be the book value of the shares of MMX capital stock, based on the stockholders' equity contained in the last balance sheet approved by the stockholders at a general meeting (i.e., the audited balance sheet as of December 31, 2007), divided by the total number of MMX shares, resulting in the amount of R$5.954083443 per share, already considering the split of the shares of MMX in the proportion of 20 new shares for each existing share, as approved at the General Meeting of MMX Stockholders held April 7, 2008.

**11.** Appreciation by the Appropriate Authorities

*(In thousand of reais, unless stated otherwise)*

**11.1** The Purchase Operation, to be implemented by making the Partial Spin-off fully effective, will be submitted (i) to the Brazilian anti-trust authorities, namely the Administrative Council for Economic Defense - CADE, the Secretary for Economic Law - SDE and the Economic Monitoring Secretariat - SEAE; (ii) the Brazilian Securities Commission ("CVM"); and (iii) BOVESPA.

**11.2** As previously indicated, the respective General Meetings of the Companies' Stockholders shall be duly called as soon as the requirements of the Canadian Authorities are fully complied with, inasmuch as the Companies' Board of Directors have already authorized such meetings to be called.

**11.3** The shares issued by MMX are listed on the IBRX, ITAG and IGC indexes of BOVESPA. Both IronX and LLX Logística have already filed for their respective registrations as publiclytraded companies with the CVM and the listing of their respective shares on the BOVESPA New Market.

## *d. Agreement for construction of ore-duct*

On April 17, 2008, through its subsidiary MMX Minas-Rio, the Company signed an Agreement with the construction firm Construções e Comércio Camargo Corrêa S.A. to build the ore-duct that is an integral part of the Minas-Rio System.

The agreement calls for implementation of a system of ducts, comprised of welded steel pipes over the 525 km course of the ore-duct, in order to transport iron or in pulp form. The ore-duct will begin in the municipality of Conceição de Mato Dentro, near the installations of the future plant for iron ore beneficiation and concentration to be operated by MMX Minas-Rio, in the municipality of Alvorada de Minas, located in the State of Minas Gerais, and will reach the Port of Açu, in the town of São João da Barra, in the State of Rio de Janeiro, from which point the production will be exported. The construction firm contracted has begun the steps required to build the project, conclusion of which is slated for the first quarter of 2010.

* * *

*(In thousand of reais, unless stated otherwise)*

**Board of Directors**

Eike Fuhrken Batista - Chairman

Eliezer Batista da Silva - Honorary Chairman
Gilberto Sayao - Board Member
Hans Mende - Board Member
Luiz do Amaral de França Pereira - Board Member
Michael Vitton - Board Member
Peter Nathanial - Board Member
Rafael de Almeida Magalhães - Board Member
Samir Zraick - Board Member
Paulo Carvalho de Gouvêa - Board Member

**Executive Officers Committee**

Eike Fuhrken Batista - CEO
Nelson Guitti - CFO and Investor Relations Officer

Executive Officers:
Adriano José Negreiros Vaz Netto
Dalton Nose
Joaquim Martino Ferreira
José Luiz Amarante

**Antonio Jorge Gonçalves Caldas**
Controllership management
Accountant CRC-RJ-61504/O

05.01 – COMMENTS ON THE PARENT COMPANY PERFORMANCE IN THE QUARTER

*(In thousand of reais, unless stated otherwise)*

## Relevant information

### *Eike Batista and Anglo American Celebrate Share Purchase Agreement*

On March 31, 2008, Mr. Eike Batista, controlling shareholder of MMX, certain members of the management of MMX and Anglo American Participações em Mineração Ltda. ("Anglo American Participações"), a wholly owned subsidiary of Anglo American plc, entered into a Share Purchase and Sale Agreement, whereby Anglo American Participações agreed to purchase, and Mr. Eike Batista and certain members of management of MMX agreed to sell, common shares representing approximately 63.47% of the share capital of IronX Mineração S.A. ("IronX").

IronX is a corporation currently in the process of obtaining its publicly-held company registration before the Brazilian Securities Commission (the Comissão de Valores Mobiliários or the "CVM"), and, after the conclusion of a corporate reorganization of MMX, IronX will be the owner of 51% of the share capital of MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio") and 70% of MMX Amapá Mineração Ltda. ("MMX Amapá"). Anglo American Participações currently owns, indirectly, 49% of MMX Minas-Rio, as well as 49% of LLX Minas-Rio Logística Comercial Exportadora S.A. ("LLX Minas-Rio"), and the remaining 51% of the share capital of LLX Minas-Rio will continue to be held by LLX Logística S.A. ("LLX"). The Reorganization will also involve the transfer to IronX of 100% (one hundred per cent) of the stock capital of MMX Metálicos Amapá Ltda. and Bay Service Serviços Portuários Ltda.

In addition to certain other conditions that are customary in transactions of this nature, in order to carry out the Reorganization, IronX, LLX and MMX must obtain the relevant approvals from their shareholders in a shareholders' meeting, called in accordance with the Law and the regulation issued by the CVM. The Acquisition is subject to registration of the Tag-Along Offer before CVM and to its completion by Anglo American Participações. The process will be notified to the competent antitrust bodies, while MMX, IronX and LLX will keep their shareholders and the market timely and sufficiently informed of all the steps of the transaction until conclusion.

Information regarding the Restructuring and Acquisition, Public Offering of shares from sale and capital control, as well as the continuity of MMX and LLX's operations as publicly-held companies, listed in Bovespa's Novo Mercado, may obtained in the Public Announcement disclosed on March 31,2008, which is available at the Investor Relations section of MMX's website: www.mmx.com.br.

## Parent company financial statements

Listed below are the highlights for the 1Q08:

- Net income in the 1Q08 totaled R$184.2 million, mainly due to the capital gain obtained as a result of the financial settlement of the sale of a 15% stake in LLX to OTPP, for US$185 million;
- Net financial revenue of R$15.7 million;

*(In thousand of reais, unless stated otherwise)*

- General and administrative expenses of R$13.7 million;
- Shareholders' Equity of R$1.9 billion at the quarter end.

## MMX in Novo Mercado

MMX is listed on Bovespa's Novo Mercado, under the ticker MMXM3. The Company is included in the Special Corporate Governance Stock Index (IGC), the differentiated tag along index ("ITAG") and the Brasil Index ("IBrX-100"). Shares are priced at unitary price and traded in 100 share lots.

The capital stock is composed exclusively of common shares and minority shareholders are entitled to the same treatment given to the controlling shareholder in the eventuality of a control block trade (100% tag along rights), as stated in the Company's Bylaws.

On April 7, 2008, following the Company's share split program, disclosed on the IPO memorandum, the third split of the Company's common shares was approved, in the proportion of 20 shares for each existing share. Therefore, Company's capital stock is now represented by 304,610 thousand shares.

By the end of the 1Q08 MMX's free float reached 33.3%, represented by approximately 709 shareholders. International investors' share in the free float was of 91% and of 30% in the Company's total capital.

MMX's share price reached R$945.00 in March 31, 2008, corresponding to a 0.53% appreciation in the first three months of 2008 and 138% appreciation in 12 months. The market value reached R$14.4 billion.

In the first quarter of 2008, 3,044 thousand shares were traded in 7,366 transactions. MMX's shares were present in 100% of the stock exchange's trading days, with a daily average of 123 transactions, 46% higher than in the 4Q07, indicating an increase in the Company's share liquidity.

### *MMX's GDRs on the TSX*

MMX is listed at the Toronto Stock Exchange (TSX) with its Level 1 Global Depositary Receipts ("GDR"), being the first Brazilian company to be listed in Canada.

After the share split approved in April 2008, each MMX share, which previously corresponded to 20 GDRs, now corresponds to 1 (one) GDR. On March 31, 2008, the GDRs represented 9% of the Company's free float, corresponding to 444 thousand commom shares.

*(In thousand of reais, unless stated otherwise)*

## CAPEX and acquisitions

In the 1Q08 the Company, through its subsidiary AVX Mineração e Participações Ltda., concluded the acquisition of 100% of the issued and outstanding shares of capital stock of Minerminas - Mineradora Minas Gerais Ltda. for US$125 million, payable in 7 semi-annual consecutive installments.

The Company estimates that the integrated operations of AVG and Minerminas will result in iron ore production of 6.1 million tons in 2008 and of 6.6 million tons in 2009. For this, the Company approved investments of nearly US$40.1 million to improve operations over these two years, which alone will enable AVX to reach production capacity of 8 million tons in 2010.

## Subsequent events

### *Main decisions of the partial split-up board meeting*

MMX's Board of Directors has decided the following at the Board Meeting held on April 7, 2008, at the Company's headquarters:

- To ratify the signature by the Company of the "Indemnities Agreement" celebrated with LLX Logística, IronX and Anglo American on March 31st, 2008.
- To approve the Protocol and Justification of the Company's Partial Split-up, with the allocation of portions of the net worth of MMX to IronX and LLX Logística, signed on March 31st.
- To approve the Appraisal Report of the portions of MMX's net worth to be allocated to IronX and LLX Logística, prepared by KPMG Auditores Independentes.
- To authorize the call of an Extraordinary Shareholders' Meeting to decide upon the partial split-up of the Company (to take place in a date to be defined).
- To accept the resignation of MMX's Officers Luiz Rodolfo Landim Machado and Paulo Carvalho de Gouvêa, who were then recommended to be appointed to become members of MMX's Board of Directors, whose appointment will be, of course, subject to approval by MMX's Shareholders gathered at the relevant Shareholders' Meeting.
- To elect MMX's Officer Joaquim Martino Ferreira, as the Executive President.
- To elect MMX's Chief Financial Officer Nelson José Guitti Guimarães, as Investor Relations Officer.

*(In thousand of reais, unless stated otherwise)*

- To approve the reelection of the following members of the Company's Board of Officers, for a 1-year term: Eike Fuhrken Batista as CEO; Joaquim Martino Ferreira as Executive President and Mining Officer; Adriano José Negreiros Vaz Netto as Officer; Dalton Nosé as Officer; José Luiz Amarante Araújo as Commercial Officer; Nelson José Guitti Guimarães as Chief Financial and Investor Relations Officer.

## *Information regarding MMX's proposed partial split-up*

On April 8, MMX informed, through a Public Announcement, that its management will submit for approval by the shareholders, in an Extraordinary Meeting, the partial Split-Up of the Company, with allocation of portions of its net worth to IronX Mineração S.A. and to LLX Logística S.A., both companies currently in the process of obtaining their listed company registration.

The goals and benefits of the Partial Split-up, the right of withdrawal, and other information regarding the Partial Split-up may be read in full on the document, which is available at the Company's investor relations website.

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Divulgação Externa
CORPORATION LAW

Base Date March 31,2008

01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY'S NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - CONSOLIDATED

| 1 - CODE | 2 - ACCOUNT DESCRIPTION | 3 - 03/31/2008 | 4 - 03/31/2007 |
|---|---|---|---|
| 1 | TOTAL ASSETS | 4,713,257 | 4,168,691 |
| 1.01 | CURRENT ASSETS | 1,789,429 | 1,749,701 |
| 1.01.01 | CASH AND CASH EQUIVALENTS | 1,430,257 | 1,424,938 |
| 1.01.01.01 | CASH AND BANKS | 84,913 | 355,655 |
| 1.01.01.02 | INTEREST EARNING BANK DEPOSITS | 1,345,344 | 1,069,283 |
| 1.01.02 | CREDITS | 225,428 | 169,427 |
| 1.01.02.01 | ACCOUNTS RECEIVABLE | 85,332 | 40,510 |
| 1.01.02.02 | SUNDRY RECEIVABLES | 140,096 | 128,917 |
| 1.01.02.02.01 | SUNDRY ADVANCES | 40,172 | 41,147 |
| 1.01.02.02.02 | RECOVERABLE TAXES | 48,604 | 36,479 |
| 1.01.02.02.03 | CONTRACTUAL RETENTIONS | 44,117 | 42,992 |
| 1.01.02.02.04 | PREPAID EXPENSES | 1,633 | 1,924 |
| 1.01.02.02.05 | RESTRICTED DEPOSIT | 5,570 | 6,375 |
| 1.01.02.02.06 | OTHER ACCOUNTS RECEIVABLE | 0 | 0 |
| 1.01.03 | INVENTORIES | 131,963 | 153,968 |
| 1.01.04 | OTHER | 1,781 | 1,368 |
| 1.02 | NONCURRENT ASSETS | 2,923,828 | 2,418,990 |
| 1.02.01 | LONG TERM ASSETS | 185,532 | 97,589 |
| 1.02.01.01 | SUNDRY RECEIVABLES | 55,679 | 50,651 |
| 1.02.01.01.01 | RECOVERABLE TAXES | 52,468 | 47,877 |
| 1.02.01.01.02 | THIRD PARTIES CREDITS | 3,211 | 2,774 |
| 1.02.01.02 | RECEIVABLES FROM RELATED PARTIES | 2,760 | 4,449 |
| 1.02.01.02.01 | FROM ASSOCIATED COMPANIES | 1,269 | 0 |
| 1.02.01.02.02 | FROM SUBSIDIARIES | 1,491 | 4,449 |
| 1.02.01.02.03 | FROM OTHER RELATED PARTIES | 0 | 0 |
| 1.02.01.03 | OTHER | 127,093 | 42,489 |
| 1.02.01.03.01 | PREPAID EXPENSES | 247 | 257 |
| 1.02.01.03.02 | JUDICIAL DEPOSITS | 85,603 | 611 |
| 1.02.01.03.02 | ADVANCES TO SUPPLIERS | 41,243 | 41,621 |
| 1.02.02 | PERMANENT ASSETS | 2,738,296 | 2,321,401 |
| 1.02.02.01 | INVESTMENTS | 3,396 | 3,396 |
| 1.02.02.01.01 | ASSOCIATED COMPANIES | 0 | 0 |
| 1.02.02.01.02 | ASSOCIATED COMPANIES - GOODWILL | 0 | 0 |
| 1.02.02.01.03 | SUBSIDIARIES | 3,396 | 1,220 |
| 1.02.02.01.04 | SUBSIDIARIES - GOODWILL | 0 | 0 |
| 1.02.02.01.05 | OTHER | 0 | 0 |
| 1.02.02.01.06 | ADVANCES FOR INVESTMENT ACQUISITION | 0 | 2,176 |
| 1.02.02.01.07 | MINING RIGHTS | 0 | 0 |
| 1.02.02.02 | PROPERTY, PLANT AND EQUIPMENT | 1,361,204 | 1,115,104 |
| 1.02.02.02.01 | BUILDINGS AND IMPROVEMENTS | 7,423 | 6,327 |
| 1.02.02.02.02 | FURNITURE AND FIXTURES | 6,029 | 3,991 |
| 1.02.02.02.03 | MACHINERY AND EQUIPMENT | 631,081 | 140,414 |

## 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY'S NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| **01791-4** | **MMX MINERAÇÃO E METÁLICOS S.A.** | **02.762.115/0001-49** |

## 06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - CONSOLIDATED

| 1 – CODE | 2 - ACCOUNT DESCRIPTION | 3 - 03/31/2008 | 4 - 03/31/2007 |
|---|---|---|---|
| 1.02.02.02.04 | AIRCRAFT | 10,300 | 10,286 |
| 1.02.02.02.05 | IT EQUIPMENT | 5,817 | 5,105 |
| 1.02.02.02.06 | VEHICLES | 60,242 | 44,887 |
| 1.02.02.02.07 | SOFTWARE | 4,610 | 4,314 |
| 1.02.02.02.08 | RAILWAY EQUIPMENT | 37,278 | 25,316 |
| 1.02.02.02.09 | FOREST | 31,512 | 6,214 |
| 1.02.02.02.10 | PROPERTIES | 70,671 | 91,658 |
| 1.02.02.02.11 | ADVANCES TO PROPERTY, PLANT AND EQUIPMENT FORMATION | 299,366 | 208,247 |
| 1.02.02.02.12 | CONSTRUCTION IN PROGRESS | 196,875 | 568,345 |
| 1.02.02.03 | INTANGIBLE | 871,467 | 744,746 |
| 1.02.02.03.01 | GOODWILL ON THE ACQUISITION OF SUBSIDIARIES | 630,933 | 457,499 |
| 1.02.02.03.02 | MINING RIGHTS AND CONCESSION | 237,280 | 285,156 |
| 1.02.02.03.03 | COSTS FOR DEMOBILIZATION ASSETS | 11,504 | 10,101 |
| 1.02.02.03.04 | RIGHTS OF WAY | 1,530 | 1,770 |
| 1.02.02.03.05 | PROVISION FOR LOSS ON INVESTMENT | (9,780) | (9,780) |
| 1.02.02.04 | DEFERRED CHARGES | 502,229 | 458,155 |
| 1.02.02.04.01 | PRE-OPERATING EXPENSES | 520,213 | 473,413 |
| 1.02.02.04.02 | PRE-OPERATING FINANCIAL INCOME | (81,520) | (78,794) |
| 1.02.02.04.03 | GOODWILL IN THE TAKEOVER OF SUBSIDIARY | 63,536 | 63,536 |

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 – COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

**06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS) - CONSOLIDATED**

| 1 – CODE | 2 - ACCOUNT DESCRIPTION | 3 - 03/31/2008 | 4 - 03/31/2007 |
|---|---|---|---|
| 2 | TOTAL LIABILITIES | 4,713,257 | 4,168,691 |
| 2.01 | CURRENT LIABILITIES | 1,793,167 | 1,220,761 |
| 2.01.01 | LOANS AND FINANCINGS | 1,263,553 | 701,900 |
| 2.01.01.01 | LOANS AND FINANCINGS | 1,263,553 | 701,900 |
| 2.01.01.02 | ADVANCES TO EXCHANGE CONTRACTS | 0 | 0 |
| 2.01.02 | DEBENTURES | 0 | 0 |
| 2.01.03 | SUPPLIERS | 100,681 | 129,116 |
| 2.01.04 | TAXES, DUTIES AND CONTRIBUTIONS | 57,333 | 61,420 |
| 2.01.05 | DIVIDENDS PAYABLE | 0 | 0 |
| 2.01.06 | PROVISIONS | 146,135 | 122,918 |
| 2.01.06.01 | SALARIES AND PAYROLL CHARGES | 5,124 | 17,564 |
| 2.01.06.02 | INCOME AND SOCIAL CONTRIBUITION TAXES PAYABLE | 103,336 | 84,859 |
| 2.01.06.03 | PROVISION FOR LOSS ON DERIVATIVE FINANCIAL INSTRUMENTS | 37,675 | 20,495 |
| 2.01.06.04 | OTHERS PROVISIONS | 0 | 0 |
| 2.01.07 | RELATED PARTY DEBTS | 0 | 0 |
| 2.01.08 | OTHER | 225,465 | 205,407 |
| 2.01.08.01 | INVESTMENT ACQUISITION OBLIGATIONS | 182,896 | 149,192 |
| 2.01.08.02 | PROPERTY, PLANT AND EQUIPMENT ACQUISITION OBLIGATIONS | 11,239 | 12,004 |
| 2.01.08.03 | THIRD PARTIES LIABILITIES | 112 | 2,851 |
| 2.01.08.04 | OTHER | 31,218 | 41,360 |
| 2.02 | NONCURRENT LIABILITIES | 791,094 | 1,090,674 |
| 2.02.01 | LONG TERM LIABILITIES | 523,582 | 842,698 |
| 2.02.01.01 | LOANS AND FINANCINGS | 14,835 | 388,239 |
| 2.02.01.02 | DEBENTURES | 0 | 0 |
| 2.02.01.03 | PROVISIONS | 0 | 0 |
| 2.02.01.04 | RELATED PARTY DEBTS | 0 | 0 |
| 2.02.01.05 | ADVANCES FOR FUTURE CAPITAL INCREASES | 0 | 0 |
| 2.02.01.06 | OTHER | 508,747 | 454,459 |
| 2.02.01.06.01 | INVESTMENT ACQUISITION OBLIGATIONS | 488,794 | 437,038 |
| 2.02.01.06.02 | PROVISION FOR CONTINGENCIES | 242 | 242 |
| 2.02.01.06.03 | PROPERTY, PLANT AND EQUIPMENT ACQUISITION OBLIGATIONS OBLIGATIONS | 0 | 0 |
| 2.02.01.06.04 | TAXES AND CONTRIBUITIONS PAYABLE | 529 | 972 |
| 2.02.01.06.05 | ASSET RETIREMENT OBLIGATIONS | 14,980 | 12,431 |
| 2.02.01.06.06 | OTHER ACCRUED LIABILITIES | 4,202 | 3,776 |
| 2.02.02 | DEFERRED INCOME | 267,512 | 247,976 |
| 2.03 | MINORITY INTEREST | 131,357 | 43,584 |
| 2.04 | SHAREHOLDER'S EQUITY | 1,997,639 | 1,813,672 |
| 2.04.01 | CAPITAL | 1,142,804 | 1,142,804 |
| 2.04.02 | CAPITAL RESERVES | 0 | 0 |
| 2.04.03 | REVALUATION RESERVES | 0 | 0 |
| 2.04.03.01 | COMPANY ASSETS | 0 | 0 |
| 2.04.03.02 | SUBSIDIARIES/ASSOCIATED COMPANIES | 0 | 0 |
| 2.04.04 | PROFIT RESERVES | 670,868 | 670,868 |
| 2.04.04.01 | LEGAL | 33,543 | 33,543 |
| 2.04.04.02 | STATUTORY | 0 | 0 |
| 2.04.04.03 | CONTINGENCIES | 0 | 0 |
| 2.04.04.04 | REALIZABLE PROFITS RESERVES | 159,331 | 159,331 |

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 – COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| **01791-4** | **MMX MINERAÇÃO E METÁLICOS S.A.** | **02.762.115/0001-49** |

| 1 - CODE | 2 - ACCOUNT DESCRIPTION | 3 - 03/31/2008 | 4 - 03/31/2007 |
|---|---|---|---|
| 2.04.04.05 | PROFIT RETENTION | 477,994 | 477,994 |
| 2.04.04.06 | SPECIAL RESEVE FOR UNDISTRIBUTED DIVIDENDS | 0 | 0 |
| 2.04.04.07 | OTHER PROFIT RESERVES | 0 | 0 |
| 2.04.05 | RETAINED EARNIGS/LOSSES | 183,967 | 0 |
| 2.04.06 | ADVANCES FOR FUTURE CAPITAL INCREASE | 0 | 0 |

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| **01791-4** | **MMX MINERAÇÃO E METÁLICOS S.A.** | **02.762.115/0001-49** |

**07.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS) - CONSOLIDATED**

| 1 - CODE | 2 – DESCRIPTION | 3 - 01/01/2008 to 03/31/2008 | 4 - 01/01/2008 to 03/31/2008 | 5 - 01/01/2008 to 03/31/2007 | 6 |
|---|---|---|---|---|---|
| 3.01 | GROSS REVENUE FROM SALES AND/OR SERVICES | 168,003 | 168,003 | 25,378 | |
| 3.01.01 | RAILWAY OPERATIONS | 462 | 462 | 869 | |
| 3.01.02 | MINERAL SALES - DOMESTIC | 25,399 | 25,399 | 11 | |
| 3.01.03 | MINERAL SALES - EXPORT | 79,548 | 79,548 | 24,498 | |
| 3.01.04 | PIG IRON SALES - DOMESTIC | 6,254 | 6,254 | 0 | |
| 3.01.05 | PIG IRON SALES - EXPORT | 49,752 | 49,752 | 0 | |
| 3.01.06 | STONE SALE | 3,719 | 3,719 | 0 | |
| 3.01.07 | RENDERED SERVICES | 2,862 | 2,862 | 0 | |
| 3.01.08 | OTHERS SALES | 7 | 7 | 0 | |
| 3.02 | DEDUCTIONS FROM GROSS REVENUE | (7.923) | (7.923) | (311) | |
| 3.02.01 | TAXES FROM RAILWAY OPERATIONS | (587) | (587) | (228) | |
| 3.02.02 | TAXES FROM MINERAL SALES - DOMESTIC | (6.646) | (6.646) | 0 | |
| 3.02.03 | TAXES FROM MINERAL SALES - EXPORT | (229) | (229) | (83) | |
| 3.02.04 | STONE SALES | (461) | (461) | 0 | |
| 3.03 | NET REVENUE FROM SALES AND/OR SERVICES | 160,080 | 160,080 | 25,067 | |
| 3.04 | COST OF GOODS AND/OR SERVICES SOLD | (159,695) | (159,695) | (27,264) | |
| 3.04.01 | COST OF RAILWAY OPERATIONS | (9,634) | (9,634) | (3,276) | |
| 3.04.02 | COST OF SOLD | (150,059) | (150,059) | (23,988) | |
| 3.04.03 | COST OF RENDERED SERVICES | (2) | (2) | 0 | |
| 3.05 | GROSS PROFIT | 385 | 385 | (2,197) | |
| 3.06 | OPERATING EXPENSES/INCOME | (94,236) | (94,236) | 5,023 | |
| 3.06.01 | SELLING EXPENSES | (33,514) | (33,514) | (3,548) | |
| 3.06.02 | GENERAL AND ADMINISTRATIVE | (52,955) | (52,955) | (13,399) | |
| 3.06.03 | FINANCIAL | 7,427 | 7,427 | 24,871 | |
| 3.06.03.01 | FINANCIAL INCOME | 38,842 | 38,842 | 29,406 | |
| 3.06.03.02 | FINANCIAL EXPENSES | (31,415) | (31,415) | (4,535) | |
| 3.06.03.02.01 | FINANCIAL EXPENSES | (44,763) | (44,763) | (9,529) | |
| 3.06.03.02.02 | EXCHANGE VARIATION | 13,348 | 13,348 | 4,994 | |
| 3.06.04 | OTHER OPERATING INCOME | 0 | 0 | 0 | |
| 3.06.05 | OTHER OPERATING EXPENSES | (15,194) | (15,194) | (2,901) | |
| 3.06.06 | EQUITY GAIN (LOSS) | 0 | 0 | 0 | |
| 3.07 | OPERATING INCOME | (93,851) | (93,851) | 2,826 | |
| 3.08 | NON-OPERATING INCOME (EXPENSES) | 254,668 | 254,668 | 0 | |
| 3.08.01 | INCOME | 254,668 | 254,668 | 0 | |
| 3.08.02 | EXPENSES | 0 | 0 | 0 | |

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| **01791-4** | **MMX MINERAÇÃO E METÁLICOS S.A.** | **02.762.115/0001-49** |

**07.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS) - CONSOLIDATED**

| 1 - CODE | 2 – DESCRIPTION | 3 - 01/01/2008 to 03/31/2008 | 4 - 01/01/2008 to 03/31/2008 | 5 - 01/01/2007 to 03/31/2007 | 6 |
|---|---|---|---|---|---|
| 3.09 | INCOME (LOSS) BEFORE TAXES AND INTERESTS | 160,817 | 160,817 | 2,826 | |
| 3.10 | PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION | (1,191) | (1,191) | (4,190) | |
| 3.10.01 | PROVISION FOR INCOME TAX | (849) | (849) | (2,833) | |
| 3.10.02 | SOCIAL CONTRIBUTION | (342) | (342) | (1,357) | |
| 3.11 | DEFERRED INCOME TAX | 0 | 0 | 0 | |
| 3.12 | STATUTORY INTEREST/ CONTRIBUTIONS | 0 | 0 | 0 | |
| 3.12.01 | INTERESTS | 0 | 0 | 0 | |
| 3.12.02 | CONTRIBUTIONS | 0 | 0 | 0 | |
| 3.13 | REVERSAL OF INTEREST ON SHAREHOLDERS' EQUITY | 0 | 0 | 0 | |
| 3.14 | MINORITY INTEREST | 24,589 | 24,589 | 5,150 | |
| 3.15 | NET INCOME (LOSS) FOR THE PERIOD | 184,215 | 184,215 | 3,786 | |
| | NUMBER OF SHARES, OUTSTANDING, EXCLUDING TREASURY STOCK (THOUSAND) | 15,230 | 15,230 | 7,608 | |
| | EARNINGS PER SHARE (REAIS) | 12,09554 | 12,09554 | 0,49763 | |
| | LOSS PER SHARE (REAIS) | | | | |

## Production

MMX's iron ore production totaled 1,402 thousand tons in the 1Q08, of which 830 thousand tons from AVX System, 396 thousand tons from MMX Corumbá, and 176 thousand tons from MMX Amapá. In addition, MMX Corumbá produced 53 thousand tons of pig iron.

**Iron Ore Production (thousand tons)**


1.402
392
466
544
830
216
390
225
396
77
319
176
176
Amapá
Corumbá
AVX
MMX
Lump
Sinter Feed
Pellet Feed

The MMX Amapá System began commercial operations in November 2007, and finalized the loading its first iron ore shipment, headed for -Gulf Industrial Investment Corporation (GIIC), in January 2008. The Amapá mine is at a ramp-up phase and is expected to reach the full production capacity rate of 6.5 thousand tons per year in November 2008. The energy for the Amapá operation will be supplied by the Amapari Thermoelectric Plant, which has its construction conclusion expected for May/2008. In the 1Q08 the energy was supplied by emergency electric power generators.

The MMX Corumbá System has carried on its iron ore production plan in course, aimed at producing 2.2 million tons in 2008. The pig iron plant initiated the operation of its second blast furnace in January 2008, reaching, thus, the nominal production capacity of 400 thousand tons per year. A momentary shortage with certified and licensed charcoal supply in the region led to pig iron production below forecast in the 1Q08.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The AVX System comprises the operations of AVG and Minerminas, two family-owned mining companies recently acquired in December 2007 and January 2008, respectively, and located at the Serra Azul region, Minas Gerais State. MMX is implementing an action plan aimed at achieving operational efficiency gains and at increasing production capacity to 6.1 thousand tons per year in 2008. A higher rate of production will be accomplished in the 2Q08 upon implementation of the 4-shifts operation, enabled by the approval obtained through a collective agreement with the employees.

## Sales

In the 1Q08, iron ore sales volume reached 1,076 thousand tons, of which 67% directed to the domestic market and 33% for the export market. Of total sales, AVX contributed with 726 thousand tons and MMX Amapá with 133 thousand tons. MMX Corumbá System's sales reached 217 thousand tons of pig iron and 62 thousand tons of pig iron.


1Q08 Sales (thousand tons)
1.076
350
726
62
Iron Ore
Pig Iron
Domestic Market
Exports


Iron Ore Sales Mix
14%
44%
Lump
Sinter Feed
Pellet Feed

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

**Net Revenue**

Net revenue in the 1Q08 reached R$160 million, 90% higher than in the 4Q07, when it totaled R$ 95.8 million.

This increase reflects the acquisitions carried out by the Company, which added AVG and Minerminas' operations to the consolidated results, as well as the start up of operations of the pig iron plant in Corumbá and of the MMX Amapá System.

The 1Q08 net revenue does not reflect the annual iron ore price adjustment yet, as this became effective only in the second quarter, and has the iron ore benchmark price variation as reference.

**Net Revenue (R$ Millions)**


25,1
24,9
58,3
95,8
160,1
1Q07
2Q07
3Q07
4Q07
1Q08

**Other Operating Revenue and Expenses**

General and administrative expenses in 1Q08 totaled R$52.9 million, 20% higher than in 4Q07. Higher personnel expenses due to the beginning of operations in MMX Amapá and to the new operation, AVX, contributed to this increase.

Sales expenses reached R$33.5 million in the quarter, 86% higher than in the 4Q07 mainly due to the higher sales volumes, since shipment in the 4Q07 was negatively affected by the *force majeure* in the Paraguay River.

Other operating expenses of R$15.1 million reflects mostly the goodwill amortization from the Minerminas and AVG acquisition.

## EBITDA

The 1Q08 EBITDA was negative R$77.6 million. This indicator expresses the initial phase of MMX's projects, with unitary cost of goods sold still at a high level due to the low production volume, which shall improve as operations develop, leading to sales increases.

**EBITDA (R$ Millions) and EBITDA Margin (%)**


1Q07
2Q07
3Q07
4Q07
1Q08
(19,7)
(24,0)
(23,1)
(72,7)
(77,6)
-79%
-97%
-40%
-76%
-48%
EBITDA
EBITDA Margin

**Financial Result and Debt**

In the 1Q08, MMX recorded a net financial income of R$ 7.4 million as a result of: (a) R$ 38.8 million interest income obtained through the cash investment in marketable securities; (b) a R$13.3 million exchange rate variation gain - resulting from the effect of the 1.25% appreciation of the Brazilian Real in relation to the US Dollar, on the foreign denominated debt; and (c) R$ 44.8 million financial expenses, mainly from interest payment on debt.

MMX recorded net cash of R$152 million in the 1Q08 explained by:

- Cash and equivalents balance totaled R$1.4 billion on March 31, 2008, practically unchanged in comparison to the balance recorded at the end of 2007.

- Gross debt of R$1.3 billion, 21% higher than in the 4Q07. The second BNDES drawdown of R$110 million to MMX Amapá occurred in March. The Company also obtained new funding, through AVG Mineração, as trade financing for investing in the AVX System.

**Debt x Cash**


.090
1.425
335
.278
1.430
152
December 2007
March 2008
Gross Debt
Cash
Net Cash

Certain covenants related to the Financing Contract of the MMX Amapá System are not being accomplished due to facts out of the Company's control. Nevertheless, no formal communication or notification from the main creditor of the Financing Contract, declaring the non-fulfillment or maturity of any obligation, has been received up to date. The parties have been carrying amicable negotiations in the last months and it is expected that the new physical-financial schedule to be presented by MMX Amapá will eliminate any possibility of non-compliance or anticipated debt maturity.

## Non Operating Result

In the 1Q08 the Company recorded a capital gain of R$ 254.7 million as a result of the financial settlement of the sale of a 15% stake in LLX to Ontario Teacher's Pension Plan (OTPP) for US$185 million.

## Net Income

Net income in 1Q08 totaled R$184.2 million, mainly due to the capital gain obtained as a result of the financial settlement of the sale of a 15% stake of LLX to Ontario Teacher's Pension Plan (OTPP), for US$185 million.

## CAPEX

MMX continued its development plan in course, aimed at achieving the scheduled execution timeline. Total capex in fixed and deferred assets required for the various projects in the 1Q08 was of R$487 million, and the total amount invested to date reached R$1.9 billion.

Of the total invested in the 1Q08, special notice is given to the Minas-Rio, Amapá and LLX projects, which reached investments of R$279 million, R$111 million and R$68 million, respectively.

**Accumulated Investments in Fixed and Deferred Assets (R$ Millions)**


776
887
187
466
326
334
22
37
88
156
22
31
1.420
1.911
Amapá
Minas-Rio
Corumbá
AVX
LLX
Others
Total
up to 4Q07
up to 1Q08

**Mineral Resources and Reserves**

During the 1Q08 MMX disclosed new technical reports on MMX Corumbá, MMX Minas-Rio and AVG 's mineral resources and reserves. The reports were carried out in accordance with the standards set by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM Standards) and by the National Instrument 43-101 of the Canadian Securities Administrators (NI 43-101).

MMX Amapá's internal evaluation report was issued in March 2008 and is under certification process by the independent auditors, in accordance with the Toronto Stock Exchange rules. The report shall be disclosed in the 2Q08.

**08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER**

The table below presents audited MMX's mineral resources from MMX system.

| | MMX Minas-Rio Total ( Mt ) | MMX - Corumbá Mina 63 & Urucum NE ( Mt ) | MMX - Amapá* ( Mt ) | AVG ( Mt ) |
|---|---|---|---|---|
| Measured/Indicated | 1485,0 | 82,9 | 73,6* | |
| Inferred | 2305,0 | 46,8 | 104,5* | 98,7 |
| Conceptual | 900,0 | | 150* | |

OBS: Database December 2007 (AVG), November 2007 (Minas-Rio) and September 2007 (Corumbá).

(*) Database March 2006 - new report to be disclosed in 2Q08

The resources of the MMX Corumbá System includes the reserves of Mine 63, of which 4.3 million tons are proved reserves and 29.4 million tons are probable reserves.

The "Other Information Deemed as Relevant by the Company" includes related information to projected investments and estimated quantities of ore production, which are not included in the scope of the quarterly financial information and, consequently,was not reviewed by KPMG Independent Auditors.

16.01 – COMMENTS ON THE PARENT COMPANY PERFORMANCE IN THE QUARTER

# 1. SHAREHOLDERS HOLDING MORE THAN 5% OF SHARES OF EACH TYPE AND CLASS

| SHAREHOLDINGS OF MORE THAN 5% OF THE COMPANY'S SHARES OF EACH TYPE AND CLASS, BROKEN DOWN TO THE INDIVIDUAL LEVEL | | | | | | |
|---|---|---|---|---|---|---|
| Company: MMX MINERAÇÃO E METÁLICOS S.A. | | | | | Shareholding on 03/31/2008 (Units) | |
| Shareholder | Common Shares | | Preferred Shares | | Total | |
| | Number | % | Number | % | Number | % |
| Eike Furhken Batista | 9,065,618 | 59,6 | - | - | 9,065,618 | 59.6 |
| Ontario Teachers Pension Plan | 759,600 | 4.9 | - | - | 759,600 | 4,9 |
| Other | 5,405,274 | 35.5 | - | - | 5,405,274 | 35.5 |
| | | | | | | |
| **Total** | **15,230,492** | **100.0** | - | - | **15,230,492** | **100.00** |

Foreign investor

## 2. SHAREHOLDING OF CONTROLLING PARTIES, MANAGEMENT AND OUTSTANDING SHARES

| CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES<br>Shareholding on 03/31/2008 | | | | | | |
|---|---|---|---|---|---|---|
| Company: MMX MINERAÇÃO E METÁLICOS S.A. | | | | | | |
| *Shareholder* | Common Shares | | Preferred Shares | | Total | |
| | Number | % | Number | % | Number | % |
| | | | | | | |
| **Controlling Shareholder** | 9,065,618 | 59,6 | - | - | 9,065,618 | 59,6 |
| | | | | | | |
| **Management** | | | | | | |
| Board of Directors | 104,084 | 0.6 | - | - | 104,084 | 0.6 |
| Officers | 159,976 | 1.1 | - | - | 159,976 | 1.1 |
| | | | | | | |
| **Fiscal Council** | - | - | - | - | - | - |
| | | | | | | |
| **Treasury Shares** | - | - | - | - | - | - |
| | | | | | | |
| **Other Shareholders** | 5,900,814 | 38.7 | - | - | 5,900,814 | 38.7 |
| | | | | | | |
| **Total** | **15,230,492** | **100.0** | - | - | **15,230,492** | **100.0** |
| | | | | | | |
| **Outstanding Shares** | 5,900,814 | 38.7 | - | - | 5,900,814 | 38.7 |

N.B.: The company does not have a constituted Fiscal Council.

16.01 – COMMENTS ON THE PARENT COMPANY PERFORMANCE IN THE QUARTER

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES
Shareholding on 03/31/2007

| *Shareholder* | Number of Common Shares (Units) | % | Number of Preferred Shares (Units) | % | Total Number of Shares (Units) | % |
|---|---|---|---|---|---|---|
| | | | | | | |
| **Controlling Shareholder** | 4,646,078 | 61.1 | - | - | 4,646,078 | 61.1 |
| | | | | | | |
| **Management** | | | | | | |
| Board of Directors | 512 | 0.007 | | | 512 | 0.007 |
| Officers | 48,940 | 0.6 | - | | 48,940 | 0.6 |
| | | | | | | |
| **Fiscal Council** | - | | - | | - | |
| | | | | | | |
| **Treasury Shares** | - | | - | | - | |
| | | | | | | |
| **Other Shareholders** | 2,912,226 | 38.3 | | - | 2,912,226 | 38.3 |
| | | | | | | |
| **Total** | **7,607,756** | **100.0** | - | - | **7,607,756** | **100.0** |
| | | | | | | |
| **Outstanding Shares** | 2,912,226 | 38.3 | - | - | 2,912,226 | 38.3 |

**3. THE COMPANY IS BOUND TO ARBITRATION AT THE MARKET ARBITRATION CHAMBER, IN ACCORDANCE WITH THE ARBITRATION CLAUSE PROVIDED FOR IN ITS BYLAWS.**

(*) Information not reviewed by KPMG Auditores Independentes.

# Report of independent accountants on special review

To
The Board of Directors and Shareholders of
MMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

1. We have reviewed the accounting information included in the quarterly financial information individual and consolidated of MMX Mineração e Metálicos S.A. for the quarter ended March 31, 2008, which comprises the balance sheet, the statements of income and cash flows, the performance report and the explanatory notes, which are the responsibility of its management.

2. Our review was conducted in accordance with the specific auditing standards established by IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accountancy - CFC, which comprised mainly: (a) inquiry and discussion with the management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the criteria adopted in the preparation of the quarterly information; and (b) review of the subsequent events, which have, or may have, a material effect on the financial and operational position of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with regulations issued by the Brazilian Securities Exchange Commission ("CVM"), specifically applicable to the quarterly information, including Instruction CVM no. 469/08.

4. As mentioned in Note 3, Law no. 11638 was enacted on December 28, 2007, and came into force on January 1, 2008. This Law amended, revoked and introduced new provisions into Law no. 6404/76 (Brazilian Corporation Law) and will change the accounting practices adopted in Brazil. Although this law has come into force, the main amendments it has introduced are subject to validation by the regulatory authorities before they apply in full to companies. During this period of transition, the CVM issued the Instruction no. 469/08, exempting companies from the provisions of Law no. 11638/07 in the preparation of the quarterly information. The accounting information in the quarterly information for the quarter ended March 31, 2008 has therefore been prepared in accordance with the specific instructions of the CVM and does not include all the changes in accounting practices introduced by Law no. 11638/07.

5. As discussed in Note 1, the Company's subsidiaries MMX Metálicos Amapá Ltda., Bahia Ferro Mineração Ltda., IRX Mineração Ltda., MMX Mineração do Serro Ltda., LLX Açu Operações Portuárias S.A., MMX Minas-Rio Mineração S.A. and LLX Minas-Rio Logística Comercial Exportadora S.A. are in a pre-operating stage. Thus, the resultsof subsidiaries corresponding to the pre-operating activities have been recorded as deferred charges and deferred income, except for expenditures which are not associated to any future benefits, which have been transferred from deferred charges and/or deferred income to the results for the year. The Company also has goodwill balance coming from the acquisition of subsidiaries. The recoverability of the amounts recorded as permanent assets depends on the success of the future operations of the Company and its subsidiaries, as well as, subsidiaries are dependent upon the financial support of shareholders and/or on capital infusions from third-parties up to the moment their operations are profitable. Management's plans in regard to these operational activities are also described in Note 1.

May 15, 2008

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-2

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

CORPORATION LAW

Base Date – March 31, 2008

## 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| **01791-4** | **MMX MINERAÇÃO E METÁLICOS S.A.** | **02.762.115/0001-49** |

**INDEX**

XMM LISTED TSX

MMX

MMXM3 NOVO MERCADO BOVESPA BRASIL



**MMX MINERAÇÃO E METÁLICOS S.A.**

**Public Company**

**NOTICE TO THE MARKET**

MMX Mineração e Metálicos S.A. ("MMX" or the "Company") (Bovespa: MMXM3; TSX: XMM), pursuant to the recent events, hereby makes the following announcement:

At a meeting held on May 21, 2008, the Management has decided to alter the name of AVX Mineração e Participações Ltda. ("AVX") to MMX Sudeste Mineração Ltda. ("MMX Sudeste"). MMX acquired AVG Mineração S.A. ("AVG") and Minerminas - Mineradora Minas Gerais Ltda. ("Minerminas") through this direct subsidiary, as previously disclosed in public announcements released on December 13, 2007 and on March 3, 2008, respectively.

In a public announcement disclosed on March 3, 2008 the Company furthermore informed that it is merging the operations of AVG and Minerminas, through MMX Sudeste, in order to obtain synergies and economies of scale.

The engineering project to produce 12 million tons per year is being detailed, as announced. The basic engineering is being concluded, and shall define the amount to be invested by MMX Sudeste for achieving its plans.

The geological research progress, which shall be certified by year-end 2008, preliminarily indicates that MMX Sudeste's production may reach more than 12 million tons per year, may even reaching up to 20 million tons per year. For this purpose MMX considers to additionally maintain the two existing beneficiation plants in operation, which, after being modernized with the investments already announced, may each produce 4 million tons per year.

In anticipation to the possible above mentioned production increase, MMX is in contact with companies that operate in the same region, in search of opportunities for operational synergies, among them the construction of an exclusive rail spur at Serra Azul. Preliminary studies are under development and indicate that this investment may lead to a reduction in future operational costs.

The necessary investment for the projects is currently being detailed and will be timely announced, after obtaining the Board of Directors and Management's approval.

For additional information, please contact ri@mmx.com.br.

Rio de Janeiro, May 23, 2008.

**Nelson José Guitti Guimarães**
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

FORWARD-LOOKING STATEMENTS: This material fact contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian securities laws concerning the business plan, the operations and financial performance and condition of MMX, and estimated production and mine life of the acquired mineral

project. Except for statements of historical fact relating to MMX, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are made taking into consideration a number of assumptions and, therefore are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based on factors and events that are not within the control of MMX and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of unanticipated costs and expenses, failure of plant, equipment or processes to operate as anticipated, the failure to obtain necessary licenses or permitting, the acquired mineral project not being integrated successfully or such integration proving more difficult, time consuming or costly than expected, and other risks of the mining industry. Although MMX has attempted to identify the important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. MMX undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

MMX





XMM
LISTED
TSX

MPXE3
NOVO
MERCADO
BOVESPA BRASIL

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR

RELATING TO AN

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OF

MMX MINERAÇÃO E METÁLICOS S.A.

REGARDING, AMONG OTHER MATTERS,

THE SPIN-OFF OF CERTAIN ASSETS AND LIABILITIES

OF

MMX MINERAÇÃO E METÁLICOS S.A.

MAY 15, 2008

May 15, 2008

Dear Securityholders:

The board of directors of MMX Mineração e Metálicos S.A. ("MMX") approved on April 7, 2008 a proposed reorganization (the "Spin-off Transaction") of MMX to spin-off certain assets and liabilities currently held by MMX into two independent companies, named LLX Logística S.A. ("LLX") and IronX Mineração S.A. ("IronX"). The Spin-off Transaction is being effected in connection with a sale of the majority interest in IronX to Anglo American Participações em Mineração Ltda. by Mr. Eike Batista and other members of management of MMX who hold shares in IronX, pursuant to the terms of a stock purchase agreement, as further detailed in the management information circular that accompanies this letter. Going forward, LLX will focus on the integrated logistics business operations (dedicated to iron ore and non-iron ore projects) and IronX will focus on part of the mining, mineral processing production of iron ore and associated logistics business currently operated by MMX. MMX will continue to focus on mining, mineral processing and production of iron ore through its remaining assets following completion of the Spin-off Transaction. The Spin-off Transaction is more fully described in the management information circular that accompanies this letter. The Spin-off Transaction will be implemented using a statutory procedure under Brazilian corporate law called *cisão*, pursuant to which:

- each of LLX and IronX will exist as two independent companies from MMX;
- the equity interest currently held by MMX in LLX will be cancelled and LLX will issue directly to MMX shareholders common shares in the capital of LLX on a pro rata basis in relation to the number of MMX common shares held, which LLX shares will have substantially the same rights and privileges as the current common shares of MMX;
- specified iron ore mining assets of MMX, comprising the shares of MMX Minas-Rio Mineracão S.A., MMX Mineracão do Serro Ltda., Borbagato Agropastoril S.A., MMX Amapá Mineracão Ltda. and MMX Logística do Amapá Ltda., MMX Metálicos Amapá Ltda., Borbagato Agropastoril S.A. and Bay Service Serviços Portuários Ltda., will be transferred by MMX to IronX;
- the equity interest currently held by MMX in IronX will be cancelled and IronX will issue directly to MMX shareholders common shares in the capital of IronX on a pro rata basis in relation to the number of MMX shares held, which IronX shares will have substantially the same rights and privileges as the current common shares of MMX; and
- each holder of global depositary shares ("GDSs") of MMX will receive GDSs of LLX and IronX on a pro rata basis in relation to the number of MMX GDSs held.

If you own common shares or GDSs of MMX as of the date approval of the Spin-off Transaction, you will continue to own those securities and will also have the right to receive the additional securities of LLX and IronX as outlined above. No consideration will be required to be paid by you to MMX, LLX or IronX to acquire the securities of LLX and IronX to which you are entitled as a consequence of the Spin-off Transaction; however, there will be certain fees payable by GDS holders to The Bank of New York as depositary pursuant to the terms of the respective GDS programs in connection with the issuance of the GDSs of IronX and LLX, respectively, as outlined in the management information circular.

At an annual and special meeting of shareholders of MMX (the "Meeting"), to be held on June 19, 2008, shareholders and GDS holders will be asked to, among other things, approve a resolution in respect of the Spin-off Transaction (the "Spin-off Resolution"), the full text of which is set forth in the management information circular that accompanies this letter. Approval of the Spin-off Resolution requires the affirmative vote of a majority of the MMX common shares represented at the Meeting (which will include common shares underlying GDSs). As of the date hereof, Mr. Eike Fuhrken Batista, Chairman, Chief Executive Officer and controlling shareholder of MMX, beneficially owns approximately 63% of the issued and outstanding common shares of MMX. Mr. Batista and other MMX management members have agreed to vote all of their MMX shares in favour of the Spin-off Resolution and, therefore, the requisite MMX shareholder approval to complete the Spin-off Transaction is assured without the affirmative vote of any other securityholder of MMX.

Sincerely,
(*signed*) Eike Fuhrken Batista
Chairman and Chief Executive Officer

**NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS**

**NOTICE IS HEREBY GIVEN** that the annual and special meeting of shareholders (the "Meeting") of MMX Mineração e Metálicos S.A. (the "Company") will be held at the Company's head office, 154 Praia do Flamengo, 5th Floor, Flamengo, Rio de Janeiro, Brazil on June 19, 2008 at 10:00 a.m. (São Paulo time), for the following purposes:

(a) to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2007, and the report of the independent auditors thereon;

(b) to elect directors of the Company for the ensuing year;

(c) to determine and fix the compensation for the members of the Company's Board of Director for the 2008 fiscal year, as more particularly described in the management information circular accompanying this notice of meeting;

(d) to approve a change of address of the Company's head office and a corresponding amendment to Article 2 of the Company's by-laws to reflect such change of address;

(e) to consider and, if thought appropriate, to pass a resolution authorizing and approving the creation of a reserve account for the non-realized profits reserve of the Company, as more particularly described in the management information circular accompanying this notice of meeting;

(f) to consider and, if thought appropriate, to pass a resolution authorizing and approving a budget for the Company for its 2008 financial year, as more particularly described in the management information circular accompanying this notice of meeting; and

(g) to consider and, if thought appropriate, to pass a resolution authorizing and approving a reorganization of the business of the Company, involving the partial spin-off of certain assets and liabilities of the Company into two independent companies from MMX, all as more particularly described in the management information circular accompanying this notice of meeting.

This notice is accompanied by a management information circular, as well as a voting instruction form ("VIF") for the submission of written voting instructions exclusively by holders of global depositary shares ("GDSs") of the Company. The board of directors of the Company has by resolution fixed the close of business on May 15, 2008 as the record date for the determination of the registered holders of common shares entitled to receive notice of the Meeting and any adjournment(s) thereof. Under Brazilian corporate law, registered holders of common shares as of June 17, 2008 will be entitled to vote their common shares at the Meeting, either in person or through a duly authorized representative who must be present at the Meeting. A registered shareholder must attend the Meeting in person to vote his or her common shares or, alternatively, give formal power of attorney to another recognized person pursuant to applicable Brazilian law to vote such common shares in person on his or her behalf in accordance with Brazilian law. **All powers of attorney duly completed and executed in accordance with applicable Brazilian law must be received by the Company at its head office at 154 Praia do Flamengo, 5th Floor, Flamengo, Rio de Janeiro, Brazil, to the attention of Mrs. Elizabeth Cruz, Investor Relations Department, no later than 6:00 pm (Brazil time) on June 17, 2008, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.** All holders of GDSs are entitled to instruct The Bank of New York, as depositary for the GDSs (the "Depositary"), as to how to vote the common shares underlying their GDSs at the Meeting which instructions must be set out in the enclosed VIF. The record date for the determination of GDS holders entitled to receive notice of the Meeting, and any adjournment(s) thereof, and GDS holders entitled to provide written voting instructions to the Depositary to be carried out at the Meeting, has been fixed as the close of business on May 15, 2008. **The Depositary has fixed 3:00 p.m. (New York Time) on June 16, 2008, as the time by which written voting instructions on the VIF must be received from GDS holders in order for such written voting instructions to be carried out by the Depositary under the terms of the deposit agreement.**

**DATED** at Rio de Janeiro, Brazil, this 15th day of May, 2008.

**BY ORDER OF THE BOARD OF DIRECTORS**
(signed) Eike F. Batista
Chairman and Chief Executive Officer

## TABLE OF CONTENTS

## MANAGEMENT INFORMATION CIRCULAR

**MMX IS NOT ASKING YOU FOR A PROXY UNDER UNITED STATES LAW AND YOU ARE REQUESTED NOT TO SEND TO MMX A PROXY UNDER UNITED STATES LAW**

### Information Concerning the Meeting

*General*

**This management information circular (the "Circular") is being furnished by the management of MMX Mineração e Metálicos S.A. (referred to herein as the "Company" or "MMX") in connection with the annual and special meeting of shareholders (the "Meeting") of the Company to be held at the time and place and for the purposes set forth in the accompanying notice of meeting.** References in this Circular to the Meeting include any adjournment or adjournments thereof.

One of the purposes of the Meeting is to approve a proposed spin-off (the "Spin-off Transaction") of certain assets and liabilities of MMX into two independent Brazilian corporations named LLX Logística S.A. ("LLX") and IronX Mineração S.A. ("IronX"), which is being effected in connection with the IronX Transaction (as hereinafter defined). See "IronX Transaction" and "Spin-off Transaction". The Spin-off Transaction will be implemented using a statutory procedure under Brazilian corporate law called *cisão*, as further detailed in this Circular.

**MMX is furnishing this Circular to provide information to its securityholders, who will receive shares and/or GDSs of LLX and IronX in connection with the Spin-off Transaction, as further detailed herein. This Circular is not, and you should not construe this Circular as, an inducement or encouragement to buy or sell any securities of MMX, LLX or IronX.**

**No securities regulatory authority, including the United States Securities and Exchange Commission (the "SEC") and any state securities commission, the Brazilian securities commission or any Canadian securities regulator, has approved or disapproved the Spin-off Transaction or determined if this Circular or any document referred to herein is truthful or complete. Any representation to the contrary is a criminal offense.**

See "Voting by Shareholders" and "Voting by Holders of Global Depositary Shares" below for the applicable voting procedures under Brazilian law and the deposit agreement governing MMX's GDSs.

Unless otherwise stated, the information contained in this Circular is current as of May 15, 2008.

*Record Dates*

The board of directors of the Company has by resolution fixed the close of business on May 15, 2008 as the record date for the determination of the registered holders of common shares entitled to receive notice of the Meeting and any adjournment(s) thereof. Under Brazilian corporate law, registered holders of common shares as of June 17, 2008 will be entitled to vote their common shares at the Meeting, either in Person or through a duly authorized representative who must be present at the Meeting.

All holders of GDSs are entitled to instruct The Bank of New York, as depositary for the GDSs (the "Depositary") as to how they wish the common shares underlying their GDSs to be voted at the Meeting in accordance with the instructions set out in the enclosed VIF. The record date for the determination of GDS holders entitled to receive notice of the Meeting, and any adjournment(s) thereof, and to provide written voting instructions to the Depositary to be carried out at the Meeting, has been fixed as the close of business on May 15, 2008.

*Voting by Shareholders*

Under Brazilian corporate law, registered holders of common shares as of June 17, 2008 will be entitled to vote their common shares at the Meeting, either in person or through a duly authorized representative who must be present at the Meeting. If a registered shareholder wishes to appoint a representative to attend the Meeting to vote on his or her behalf, a duly completed power of attorney must be given to another shareholder of the Company, an officer or director of the Company, a financial institution or an attorney in accordance with applicable Brazilian law. Such power of attorney must be granted within one (1) year prior to the date of the Meeting date. If a shareholder holds common shares of the Company through an intermediary, such shareholder must appoint the intermediary as his or her agent to attend and vote the shares in person on his or her behalf (i.e. beneficial shareholders may not vote in

person the shares they beneficially own). There is no paper or electronic proxy voting process under Brazilian corporate law as there is under Canadian corporate and securities laws.

In the event a registered shareholder chooses to vote his or her common shares in person at the Meeting, he or she must obtain the relevant document issued by the local custodian of the Company's common shares ("Banco Itaú S.A.") or by Bovespa's Settlement and Clearing House ("CBLC") evidencing the capacity of such person as a shareholder of the Company.

All powers of attorney duly completed and executed in accordance with applicable Brazilian law must be received by the Company at its head office at Praia do Flamengo, 154, 5th Floor, Flamengo, Rio de Janeiro, Brazil, to the attention of Mrs. Elizabeth Cruz, Investor Relations Department, no later than 6:00 pm (Brazil time) on June 17, 2008, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting. **All shareholders attending the Meeting in person to vote their shares must submit the applicable document issued by Banco Itaú S.A. or the CBLC evidencing his or her status as a shareholder of the Company to the Chairman of the Board at the Meeting. Such document shall have been issued by Banco Itaú S.A. or the CBLC no later than two (2) days prior to the date of the Meeting.**

***Voting by Holders of Global Depositary Shares***

Holders of GDSs will use the enclosed VIF which, when properly completed and returned in accordance with the instructions set out in the VIF, will constitute the GDS holders' written voting instructions. The Depositary, subject to the terms of the deposit agreement, shall cause the common shares deposited under the GDSs to be voted in accordance with the written instructions of each GDS holder.

The purpose of these procedures is to permit GDS holders to direct the voting of the common shares of the Company represented by the GDSs that they own. GDS holders should carefully follow the instructions set out in the VIF to ensure their voting instructions are properly submitted. **The Depositary has fixed 3:00 p.m. (New York Time) on June 16, 2008, as the time by which written voting instructions on the VIF must be received from GDS holders in order for such written voting instructions to be carried out by the Depositary under the terms of the deposit agreement.**

**Reporting Currency**

This Circular contains references to United States dollars, referred to herein as US dollars or "$", Brazilian reais, referred to herein as "real", "reais" or "R$", and Canadian dollars referred to herein as "Cdn$". All dollar amounts referenced, unless otherwise indicated, are expressed in US dollars. The information in the "Average" columns in the tables below represents the average of the exchange rates on the last day of each month during the years presented.

The high, low and average exchange rates for the United States dollar in terms of Canadian dollars for each of the three years ended December 31, 2007, 2006 and 2005, and January 2008 through May 6, 2008, based on the commercial selling rate reported by the Central Bank of Brazil, were as follows:

| | ***U.S. Dollar* Per Canadian Dollar** | | |
|---|---|---|---|
| | **High** | **Low** | **Average** |
| 2005 | 0.8682 | 0.7876 | 0.8254 |
| 2006 | 0.9105 | 0.8531 | 0.8817 |
| 2007 | 1.0852 | 0.8435 | 0.9303 |
| January 2008 | 1.0092 | 0.9681 | 0.9889 |
| February 2008 | 1.0241 | 0.9832 | 1.0001 |
| March 2008 | 1.0158 | 0.9742 | 0.9984 |
| April 2008 | 0.9986 | 0.9771 | 0.9871 |
| May*(through May 6, 2008) | 0.9971 | 0.9811 | 0.9864 |

The high, low and average exchange rates for the Brazilian real in terms of Canadian dollars for each of the three years ended December 31, 2007, 2006 and 2005, and the months of January 2008 through May 6, 2008, based on the commercial selling rate reported by the Central Bank of Brazil, were as follows:

| | *Reais* Per Canadian Dollar | | |
|---|---|---|---|
| | **High** | **Low** | **Average** |
| 2005 | 2.2994 | 1.8305 | 2.0036 |
| 2006 | 2.1066 | 1.8242 | 1.9172 |
| 2007 | 1.9581 | 1.7388 | 1.8140 |
| January 2008 | 1.7902 | 1.6992 | 1.7553 |
| February 2008 | 1.7680 | 1.6835 | 1.7311 |
| March 2008 | 1.7286 | 1.6849 | 1.7060 |
| April 2008 | 1.7112 | 1.6260 | 1.6645 |
| May 2008 (through May 6, 2008) | 1.6545 | 1.6173 | 1.6357 |

The high, low and average exchange rates for the Brazilian real in terms of United States dollars for each of the three years ended December 31, 2007, 2006 and 2005, and the months of January 2008 through May 6, 2008, based on the commercial selling rate reported by the Central Bank of Brazil, were as follows:

| | *Reais* Per U.S. Dollar | | |
|---|---|---|---|
| | **High** | **Low** | **Average** |
| 2005 | 2.7621 | 2.1633 | 2.4341 |
| 2006 | 2.3711 | 2.0586 | 2.1771 |
| 2007 | 2.1556 | 1.7325 | 1.7060 |
| January 2008 | 1.8301 | 1.7414 | 1.7743 |
| February 2008 | 1.7681 | 1.6715 | 1.7277 |
| March 2008 | 1.7491 | 1.6700 | 1.7076 |
| April 2008 | 1.7534 | 1.6575 | 1.6889 |
| May 2008 (through May 6, 2008) | 1.6615 | 1.6506 | 1.6566 |

## Market Information

### *MMX*

The principal trading market for MMX's common shares is the São Paulo Stock Exchange (the "BOVESPA"). MMX's common shares are listed on the *Novo Mercado* segment of the BOVESPA under the symbol "MMXM3" and began trading on July 24, 2006.

MMX currently has an active Level 1 Regulation S GDR program in place with The Bank of New York. MMX's GDSs are currently listed on the Toronto Stock Exchange (the "TSX"), and began trading on June 27, 2007. The GDSs are not listed on any securities exchange in the United States.

### *LLX*

LLX has obtained approval for the listing of the LLX shares on the BOVESPA; however, there is current no active trading market for the LLX shares and there can be no assurance as to the establishment or continuity of any such market. LLX intends to seek approval for the listing or quotation of the LLX shares on the BOVESPA. Prices at which the LLX shares may trade after the share distribution date cannot be predicted. LLX is implementing a Level 1 GDS program and the GDSs will be tradable in the over-the-counter market in the United States.

Based on the United States Securities and Exchange Commission (the "SEC") Staff Legal Bulletin No. 4, LLX believes that the Spin-off Transaction does not constitute a "sale" of its common shares under U.S. securities law and, therefore, will not register its common shares under the Securities Act of 1933 in connection with the Spin-off Transaction.

LLX is relying on an exemption from the dealer registration and prospectus requirements in Canada under National Instrument 45-106 in connection with the issuance of the LLX shares and GDSs to MMX shareholders.

*IronX*

IronX has obtained approval for the listing of the IronX shares on the BOVESPA; however, there is currently no active trading market for the IronX shares and there can be no assurance as to the establishment or continuity of any such market. Prices at which the IronX shares may trade after the share distribution date cannot be predicted.

IronX is implementing a Level 1 GDS program in connection with the Spin-off Transaction. IronX plans to terminate this GDS program as soon as practicable following the completion of the IronX Transaction.

Based on SEC Staff Legal Bulletin No. 4, IronX believes that the Spin-Off Transaction does not constitute a "sale of its common shares under U.S. Securities law, therefore, will not register its common shares under the Securities Act of 1933 in connection with the Spin-off Transaction.

IronX is relying on an exemption from the dealer registration and prospectus requirements in Canada under National Instrument 45-106 in connection with the issuance of the IronX shares and GDSs to MMX shareholders.

**Cautionary Statement Regarding Forward-Looking Information**

Other than historical information, this Circular contains forward-looking statements pursuant to Canadian securities laws, which involve a number of known and unknown risks and uncertainties. These forward-looking statements are based on current estimates and assumptions that MMX management feels are reasonable regarding future events and financial trends that affect or could affect the businesses of each of MMX, LLX and IronX going forward. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "projects," "expects," "anticipates," "intends," "plans," "believes," "estimates," "may," "could" and similar expressions are forward-looking statements. Although management believes that these forward-looking statements are based upon reasonable assumptions, these statements are subject to many risks and uncertainties and are made in light of information currently available to management. It is important to note that our actual results or the actual results of MMX, LLX and IronX could differ materially from those anticipated in these forward-looking statements depending on various important factors, including, without limitation:

- success in obtaining all required regulatory and securityholder approvals to complete the Spin-off Transaction;
- success in completing the IronX Transaction and Anglo completing the Tag-along Offer;
- success of exploration for mineral resources and reserves;
- difficulty in converting geological resources into mineral reserves;
- uncertainties associated with developing new mines or plants, including potential cost overruns, increases in the price of inputs and the unreliability of estimates in early stages of mine development;
- global economic and political events affecting the supply and demand for iron ore and related products and their market prices;
- depletion and exhaustion of mines and mineral resources and reserves;
- variations in ore grade and other characteristics affecting mining operations, such as crushing, milling and smelting and mineral recoveries;
- availability and timing of acceptable arrangements for the supply of energy, transportation and water;
- availability of long-term financing;
- availability, terms, conditions and timing for obtaining government authorizations, concessions and licenses;
- availability of experienced employees;
- ability to implement operational strategies, including objectives to increase the volume of cargo LLX handles, and to enhance productivity and efficiency;
- increase in competition among and within ports;
- fluctuations in international trade flows;
- fluctuations in the demand for cargo transportation;
- increases in operating costs;
- adoption of adverse measures by government authorities, including any unilateral acts;
- amendments to laws and regulations applicable to the ports industry and mining industry in Brazil, as well as future governmental regulations related to port activities and mining activities;
- changes to Brazil's international trade policies;
- fluctuations of international prices for port activities;
- general economic conditions in Brazil, such as economic growth rates, variation in foreign exchange rates and inflation;

- governmental interventions that may result in changes to the economic, tax, tariff or regulatory environment in Brazil or other countries in which each the companies may operate;
- general social and political conditions in Brazil;
- changes in the financial condition of customers and in competitive conditions;
- changes in costs of the principal products and changes in operating costs;
- creditworthiness of customers;
- level of indebtedness and other fixed obligations;
- inflation, depreciation and devaluation of the real and interest rate fluctuations; and
- other risk factors discussed in this Circular (including all Exhibits hereto) as well as the Company's annual information form for the year ended December 31, 2007, which is available under the Company's profile on SEDAR at www.sedar.com.

Since they involve risks and uncertainties, forward-looking statements made herein are not guarantees of future performance, and actual results or developments may differ materially from the expectations expressed in the forward-looking statements. As a result of such risks and uncertainties, the forward-looking statements contained in this Circular may not occur, and actual results may differ materially from such forward-looking statements due to the inherent uncertainty of estimates, forecasts and projections, among other factors. Because of these uncertainties, investors should not rely on these forward-looking statements when making an investment decision. Forward looking statements contained herein are made as of the date of this Circular and the Company disclaims any obligation to update any forward looking statements, whether as a result of new information, future events or results or otherwise, except in accordance with applicable securities laws. The forward-looking information contained in this document is presented for the purpose of assisting securityholders in understanding the financial position, business and objectives of the Company going forward, and may not be appropriate for other purposes.

In addition, we may make forward-looking statements in future filings and in written materials, press releases and oral statements issued by us or on our behalf.

**No person is authorized to give any information or to make any representation not contained or incorporated herein by reference, and, if given or made, such information or representation must not be relied upon as having been authorized by any of MMX, LLX or IronX.**

**LLX and IronX filed application with the Brazilian securities commission to register as a publicly held companies and to permit the transactions mentioned in this Circular. This registration and permission does not imply any certification as to the investment quality of the LLX or IronX shares, their solvency, or the accuracy or completeness of the information contained in this Circular. As of the date hereof, both IronX and LLX have received listing approval from the BOVESPA for the listing of the IronX shares and LLX shares, respectively, and IronX has also received its public company registration authorization, which LLX expects to obtain prior to the date of the Meeting.**

## Summary

*The following is a summary of certain information contained elsewhere in the Circular, including the Exhibits attached and forming part hereof. Certain capitalized terms used in this summary may be defined elsewhere in the Circular. This summary is qualified in its entirety by, and should be read together with, the detailed information and financial data and financial statements contained or referred to elsewhere in the Circular and the Exhibits hereto.*

**Date, Time and Place of Meeting**

The Meeting will be held on June 19, 2008 at 10:00 a.m. (São Paulo time) at the Company's head office, 154 Praia do Flamengo, 5th Floor, Flamengo, Rio de Janeiro, Brazil. See "Notice of Meeting".

**Principal Purpose of the Meeting**

The principal purpose of the meeting is to ask shareholders to consider and, if deemed advisable, to pass, among other annual general business resolutions, a resolution approving a reorganization of the Company involving the spin-off of certain assets and liabilities of the Company into two independent companies, named LLX and IronX. See "Spin-off Transaction" and "Particulars of Matters to be Acted Upon".

**MMX**

MMX began operations in December 2005 and our business consisted of integrated mining, mineral processing, production and logistics operations and projects for iron ore and intermediate products for the steel industry. Following the Spin-off Transaction, MMX will continue to focus on integrated mining, mineral processing and production of iron-ore and intermediate products for the steel industry, which will no longer include logistics operations.

**LLX**

LLX is currently a subsidiary of MMX which will be spun off as an independent Brazilian corporation under the Spin-off Transaction which company will then hold certain assets and liabilities related to integrated logistics operations of MMX. Going forward, LLX will focus on integrated logistics business operations (for iron ore and non-iron ore projects).

**IronX**

IronX is a Brazilian corporation recently incorporated by MMX in connection with the Spin-off Transaction into which certain of MMX's current assets and liabilities related to its integrated mining, mineral processing and production of iron ore will be transferred. Upon completion of the Spin-off Transaction, it is intended that the IronX Transaction will be completed and Anglo Brazil will continue with the business of IronX going forward. See "Spin-off Transaction" and "IronX Transaction".

**Shareholder Approval**

In order for the Spin-off Transaction to be effective, it must be approved by the affirmative vote of a majority of the common shares of the Company.

As of the date hereof, Mr. Eike Fuhrken Batista, Chairman, Chief Executive Officer and controlling shareholder of MMX, beneficially owns approximately 63% of all of the issued and outstanding common shares of MMX. Under the terms of the Stock Purchase Agreement (as hereinafter defined) entered into in

connection with the IronX Transaction, Mr. Batista and other MMX management members have agreed to vote all of their MMX shares in favour of the Spin-off Transaction, and, therefore, approval of the Spin-off Transaction at the Meeting is assured without the affirmative vote of any other shareholder of MMX.

**Reasons for the Spin-off Transaction**

The transfer of certain assets and liabilities of MMX to IronX under the Spin-off Transaction is a condition precedent to a proposed purchase and sale transaction between Mr. Eike Batista and members of management of MMX who own shares of IronX, as sellers (collectively, the "Controlling IronX Shareholders"), and Anglo American Participações em Mineração Ltda. ("Anglo Brazil"), a wholly owned subsidiary of Anglo American plc, as buyer, pursuant to which Anglo Brazil will acquire of all the outstanding securities of IronX owned by the Controlling IronX Shareholders. The terms of the sale of such interests in IronX to Anglo Brazil is further described herein under the headings "Spin-off Transaction" and "IronX Transaction".

The conveyance by MMX of its equity interest in LLX to the shareholders of MMX will create a segregated shareholding structure with each company maintaining its respective assets and liabilities, which will increase their transparency and governance, and will also facilitate receipt of strategic investments so as to better develop their own projects.

**Implementation of the Spin-off Transaction**

The Spin-off Transaction will be effective (the "Effective Date") upon receipt of the requisite shareholder approval, which includes shareholder approval at this Meeting as well as at the special shareholder meetings to be held by each of LLX and IronX concurrently with this Meeting.

If you own common shares of MMX as of the Effective Date, you will continue to own these securities and will have the right to receive common shares of each of LLX and IronX on a pro rata basis in relation to the number of common shares held in MMX. Upon the creation of the GDSs of LLX and IronX, which is expected to occur on or about the Share Distribution Date (as hereinafter defined), holders of MMX GDSs will be entitled to receive GDSs of each of LLX and IronX on a pro rata basis in relation to the number of MMX GDSs held (see "Distribution of Securities of LLX and IronX" below). No consideration will be required to be paid by you to MMX, LLX or IronX for the securities of LLX and IronX to which you are entitled as a consequence of the Spin-off Transaction; however, there will be certain fees payable by GDS holders to The Bank of New York as depositary pursuant to the terms of the respective GDS programs in connection with the issuance of the GDSs of IronX and LLX which will be up to a maximum of $0.05 per GDS issued. See "Spin-off Transaction".

**Distribution of Securities of LLX and IronX**

The shares of LLX and IronX will not be delivered to you immediately upon completion of the Spin-off Transaction. During the period commencing on the

Effective Date of the Spin-off Transaction until the distribution of the securities of LLX and IronX, which is expected to occur upon the expiry of a 30-day statutory withdrawal period for shareholders (the "Share Distribution Date"), you may only trade common shares of MMX, LLX and IronX over the BOVESPA together as one unit.

For the period from the Effective Date to the Share Distribution Date, you may only trade GDSs of MMX. The GDSs of each of LLX and IronX will not be created until the underlying LLX common shares and IronX common shares have been deposited by Banco Itaú S.A with BNY, which is expected to occur immediately following the Share Distribution Date. The GDSs of IronX and LLX will be delivered by BNY as soon as practicable following the Share Distribution Date to the holders of MMX GDSs as of a record date (the "GDS Record Date") that will be established by BNY. See "Spin-off Transaction".

**Stock Exchange Listings**

It is expected that the common shares of LLX and IronX will commence trading on the BOVESPA on or immediately after the Distribution Date. Admission to listing and trading on the BOVESPA will be subject to receipt of all necessary regulatory approvals.

It is not contemplated that the GDSs of LLX and IronX will be listed for trading on any stock exchange; however, it is expected that the GDSs of LLX will be tradable through the over-the-counter market in the United States. IronX proposes to terminate the GDS program for the IronX GDSs and to apply to have the IronX shares cease trading on the BOVESPA as soon as practicable following the completion of the IronX Transaction. See "Spin-off Transaction".

**Certain Rights of Shareholders**

Under Brazilian corporate law, for a period of two years following the registration and publication of the minutes of the Meeting containing the shareholders' resolution approving the Spin-off Transaction, any shareholder or group of shareholders may commence judicial proceedings in Brazilian courts to challenge the Spin-off Transaction. In connection with such a challenge, a court may nullify the shareholders' resolution approving the Spin-off Transaction if it has evidence that the Meeting was irregularly called or installed or if the resolutions violate Brazilian law or MMX's by-laws or were illegally or fraudulently obtained. Once the two-year period has expired, the Spin-off Transaction may no longer be challenged by any of MMX's shareholders.

According to Brazilian law, dissenting MMX shareholders of record as at April 7, 2008, may exercise statutory withdrawal rights for a period of 30 days following the publication of the minutes of the Meeting in the Brazilian Official Gazette and in the newspaper in which MMX normally does its legal publications. Dissenting shareholders must send a formal letter with notice of receipt addressed to Banco Itaú S.A. in this regard requesting to be paid a cash value for their MMX

shares, in accordance with Brazilian legal requirements.

MMX GDS holders are not be entitled to such withdrawal rights, and no such rights will be exercised by the Depositary on behalf of GDS holders. See "Spin-off Transaction – Judicial Proceedings to Challenge the Spin-off" - "Withdrawal Right".

**Liabilities Assumed by LLX and IronX**

The Spin-off Transaction will be effected pursuant to the corporate laws of Brazil and the rules of the CVM and, as a result, LLX and IronX will only be liable for obligations expressly retained by each company pursuant to the terms of an indemnities agreement entered into among MMX, LLX and IronX, and there will be no joint liabilities among or between any of MMX, LLX or IronX.

**Certain Canadian, United States and Brazilian Tax Considerations**

Holders of MMX common shares and GDSs should consult their own tax advisers for advice concerning the specific tax consequences of the Spin-off Transaction. For a summary of certain tax considerations, please see "Material Tax Considerations".

**IronX Transaction**

Pursuant to the terms of a stock purchase agreement (the "Stock Purchase Agreement") entered into between the Controlling IronX Shareholders and Anglo Brazil, following completion of the Spin-off Transaction, Anglo Brazil will purchase the IronX shares held by the Controlling IronX Shareholders, and as soon as possible thereafter Anglo Brazil will make a mandatory tag-along offer to the minority securityholders of IronX to acquire the remaining issued and outstanding common shares of IronX at the same per share price paid to the Controlling IronX Shareholders. Holders of IronX GDSs who wish to tender the IronX shares underlying their IronX GDSs to the tag-along offer must provide tender instructions to The Bank of New York, which will act as Anglo Brazil's tender agent in connection with the tag-along offer. The Bank of New York will provide the tender instructions received from IronX GDS holders to the custodian who will tender the applicable number of underlying IronX common shares to the tag-long offer. Such IronX GDS holders will receive the same per share price paid to the Controlling IronX Shareholders, less any applicable charges levied by the Depositary in connection with the surrender of their IronX GDSs. This two-stage transaction is collectively referred to herein as the "IronX Transaction". See "IronX Transaction".

**Investment Considerations**

Holders of common shares and GDSs of MMX should consider the risk factors set forth in this Circular (including all Exhibits hereto) in evaluating the Spin-off Transaction.

See Exhibits "A", "B" and "C" – "Risk Factors".

## Questions And Answers About The Spin-Off And The IronX Transaction

***Q: What transaction is being proposed?***

**A:** We are proposing a Spin-off Transaction in which we will establish two independent Brazilian corporations from MMX; LLX to separately conduct certain of our existing logistics operations business and IronX to separately conduct certain of our existing projects for iron ore and intermediate products for the steel industry business. MMX will continue to focus on the mining, mineral processing and production business.

***Q: What is the reason for the Spin-off Transaction?***

**A:** The Spin-off Transaction, which is a condition precedent to the completion of the IronX Transaction, will allow MMX shareholders to become shareholders of three publicly-held companies listed on the *Novo Mercado* segment of the BOVESPA (subject to the proposed delisting and withdrawal of the IronX shares from the BOVESPA and the *Novo Mercado* segment by IronX following completion of the IronX Transaction). The Spin-off Transaction will create a segregated shareholding structure with each company maintaining its respective assets and liabilities, which will increase their transparency and governance and will also facilitate receipt of strategic investments so as to better develop their own projects.

In addition, after the Spin-off Transaction is completed, Anglo Brazil has agreed to purchase, and Mr. Eike Batista and certain members of management of MMX have agreed to sell their IronX shares, which represent approximately 63.47% of the share capital of IronX, following which Anglo Brazil will commence a mandatory tag-along offer for the IronX shares held by the minority shareholders. These transactions are collectively referred to in the Circular as the "IronX Transaction".

***Q: What will I receive in the Spin-off Transaction?***

**A:** After the Spin-off Transaction is completed, you will be entitled to receive:

- one common share from LLX for every MMX common share owned
- one common share from IronX for every MMX common share owned;
- one GDS of LLX for every MMX GDS owned; and
- one GDS of IronX for every MMX GDS owned.

***Q: What vote of securityholders is required to approve the Spin-off Transaction?***

A: The Spin-off Transaction requires approval by a majority of holders of the outstanding common shares of MMX. As of the date hereof, Eike Fuhrken Batista beneficially owns approximately 63% of all MMX common shares outstanding. Under the Stock Purchase Agreement, Mr. Batista and certain other members of MMX management have agreed to vote their respective shares in favour of the Spin-off Transaction, so approval of the Spin-off Transaction at the Meeting is assured without the affirmative vote of any other shareholder.

***Q: When will the Spin-off Transaction be completed?***

**A:** We are working toward completing the Spin-off Transaction as quickly as possible. We expect to complete the spin-off no later than the end of June, 2008.

***Q: Whom do I call if I have questions about the Spin-off Transaction?***

**A:** If you have any questions, require assistance, or need additional copies of this management information circular or other related materials, please call or write us at 154 Praia do Flamengo, 5th floor, in the city of Flamengo, state of Rio de Janeiro, Brazil, Attn: Elizabeth Cruz, telephone (+5521) 2555-5557 and facsimile (+5521) 2555-5560 or at ri@mmx.com.br.

## Interest Of Certain Persons In Matters To Be Acted Upon

No director or executive officer of the Company who has held such position at any time since January 1, 2007, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the above-noted persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than Messrs. Batista, Neto, Nose, Silva, Ferreira, Machado, Vitton, Guimarães, Gouvêa, Pereira and Aramante, who have agreed pursuant to the terms of the Stock Purchase Agreement to vote their MMX shares in favour of the Spin-off Transaction, and to sell their respective shares of IronX to Anglo Brazil under the IronX Transaction, contingent upon the approval and completion of the Spin-off Transaction.

## Voting Securities And Principal Holders Thereof

As of April 30, 2008, 304,609,840 common shares in the capital of the Company were issued and outstanding. Each common share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.

The record date for the determination of shareholders and GDS holders entitled to receive notice of the Meeting has been fixed at May 16, 2008. See "Voting by Shareholders" and "Voting by Holders of Global Deposit Receipts" for details of the applicable voting procedures to be followed.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, there are no persons, or companies who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company other than Mr. Eike Batista, Chairman, Chief Executive Officer and controlling shareholder of the Company who owns, controls or directs, directly or indirectly, a total of 192,818,360 common shares of the Company, representing approximately 63% of the outstanding voting securities of the Company. See "Directors and Officers" in Exhibit "A" hereto.

Accordingly, Mr. Batista holds a sufficient number of shares of the Company to pass the resolutions set forth herein under "Particulars of Matters to be Acted Upon", without the vote of any other securityholder.

To our knowledge, other than the Stock Purchase Agreement, there are no agreements among any of MMX's shareholders with respect to the voting or ownership of MMX common shares. See "Interest of Certain Persons in Matters to be Acted Upon".

## Spin-Off Transaction

The board of directors of the Company has approved a proposed reorganization of the business of the Company involving the spin-off of certain assets and liabilities of the Company into two independent companies from MMX, namely LLX and IronX.

The Company has entered into a Protocol for the Partial Split-Up of MMX allocation of portions of the net worth of MMX to LLX and IronX, including the justification therefor (the "Spin-off Agreement") with each of LLX and IronX dated as of April 7, 2008, setting forth certain terms and conditions of the Spin-off Transaction. Securityholders are being asked at the Meeting to approve the Spin-off Agreement. See "Matters to be Acted Upon – Approval of Spin-off Transaction". The material terms of the Spin-off Agreement are summarized below. Reference should be made to the full text of the Spin-off Agreement which agreement is available under MMX's SEDAR profile at www.sedar.com.

It is proposed that following completion of the Spin-off Transaction, LLX will focus on logistics operations business (dedicated to iron ore and non-iron ore projects), IronX will focus on the iron ore business currently operated by MMX through the Amapá and Minas-Rio projects, and MMX will continue to focus on its Corumbá and AVX projects as well as other mining, mineral processing and production opportunities.

The Spin-off Transaction will be implemented, pursuant to the terms of the Spin-off Agreement, using a statutory procedure under Brazilian corporate law called *cisão*, in which:

- the equity interest currently held by MMX in LLX will be cancelled and LLX will issue directly to MMX shareholders common shares in the capital of LLX on a pro-rata basis in relation to the number of MMX common shares held, which shares will have the same rights and privileges as the current common shares of MMX;

- the equity interest currently held by MMX in IronX will be cancelled and IronX will issue directly to MMX shareholders common shares in the capital of IronX on a pro rata basis in relation to the number of MMX shares held, which IronX shares will have substantially the same rights and privileges as the current common shares of MMX;
- MMX will transfer to IronX certain assets and liabilities related to its projects for iron ore and intermediate products for the steel industry, including (i) all of MMX's direct or indirect ownership interests in each of MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio"), MMX Mineração do Serro Ltda., Borbagato Agropastoril S.A., MMX Amapá Mineração Ltda. ("MMX Amapá"), MMX Metálicos Amapá Ltda. ("Amapá Metálicos"), Bay Service Serviços Portuários Ltda. and MMX Logística do Amapá Ltda.;
- The business and operations of each of LLX and IronX will be independent of MMX, and none of MMX, LLX or IronX will own any capital stock of the other going forward following completion of the Spin-off Transaction and the IronX Transaction.

If you own common shares or GDSs of MMX as of the effective date of the Spin-off Transaction, you will continue to own those securities and will also have the right to receive GDS of each of LLX and IronX, as further described below.

***Reasons for the Spin-off Transaction***

The Company has entered into a stock purchase agreement dated as of March 31, 2008 (the "Stock Purchase Agreement") with Anglo Brazil, a wholly owned subsidiary of Anglo American plc, in connection with the acquisition by Anglo Brazil of all of the issued and outstanding shares of IronX owned by Mr. Batista and certain other members of management of MMX (collectively, the "Controlling IronX Shareholders") and the remaining shares of IronX owned by the minority shareholders of IronX pursuant to a mandatory tag-along offer pursuant to the corporate laws of Brazil and the rules of the CVM (collectively, the "IronX Transaction"). The completion of the Spin-off Transaction is a condition precedent to the completion of the IronX Transaction. The material terms of the Stock Purchase Agreement and the IronX Transaction are summarized below under the heading "IronX Transaction".

The conveyance by MMX of its equity interest in LLX to the shareholders of MMX will create a segregated shareholding structure with each company maintaining its respective assets and liabilities, which will increase their transparency and governance, and will also facilitate receipt of strategic investments so as to better develop their own projects.

***Description of the Spin-off Transaction***

The Spin-off Transaction will be implemented using a statutory procedure under Brazilian corporate law called *cisão*. This procedure differs from the procedure by which a spin-off is typically conducted in Canada or the United States, where a parent company distributes to its shareholders shares of a subsidiary. In a *cisão*, the company whose assets will be spun off, or the parent company, transfers a portion of its shareholders' equity to another company specifically created for this purpose or already in existence. We refer to this company as the "SpinCo". If the transaction is a partial spin-off, as is the case with MMX, the capital stock of the parent company will be divided and shares of the SpinCo will be distributed to the parent company's shareholders in proportion to their interest in the parent company's capital stock. In the event of a partial spin-off with transfer of part of the shareholders' equity to a SpinCo, the transaction must be approved by resolution of the parent company's shareholders, and also by resolution of the SpinCo's shareholders, in a meeting where an explanation of the transaction is presented by the parent company's or SpinCo's, as the case may be, board of directors. This explanation must include certain information required under Brazilian corporate law. The value of the assets and liabilities of the business to be spun-off was determined at book value. Shareholders are being asked to approve the *cisão* at the Meeting by the affirmative vote of holders of a majority of MMX's shares present or represented at the Meeting, allocating the specified assets and liabilities to LLX and IronX. See "Matters to be Acted Upon – Approval of Spin-off Transaction".

*Appraisal Report*

In connection with the Spin-off Transaction, KPMG Independent Auditors were retained by the Company to appraise and prepare a report (the "Appraisal Report") on the portions of MMX's net worth to be allocated to LLX and IronX, respectively. The portions of MMX's net worth to be conveyed to each of LLX and IronX were appraised at

their book value, based on MMX's annual audited consolidated financial statements for the year ended December 31, 2007. The portion of MMX's net worth to be transferred to LLX was appraised in the amount of R$165,969,700.14, and the portion of MMX's net worth to be transferred to IronX was appraised in the amount of R$871,903,818.66. At the Meeting, shareholders are being asked to ratify and confirm the engagement of KPMG Independent Auditors who carried out such appraisal, and to approve the Appraisal Report, a copy of which is attached hereto as Exhibit "G".

*Capital Stock Reduction*

As a result of the Spin-off Transaction, MMX's capital stock will be reduced by R$367,005,280.77 from R$1,142,804,167.04 to R$775,798,886.27, which will not result in a change in the number of shares into which the capital stock is divided. Such capital reduction will be reflected in an amendment to Chapter 5 of MMX's by-laws, which shareholders are being asked to approve at the Meeting. See "Matters to be Acted Upon – Approval of Spin-off Transaction".

Following all necessary approvals at the Meeting:

- LLX will become an independent company from MMX, with fully independent legal existence and full capacity to own and dispose of its assets, in a shareholders' meeting to be held on the same date as the Meeting, that will approve the Spin-off Transaction;

- IronX will become and independent company from MMX, with fully independent legal existence and full capacity to own and dispose of its assets, in a shareholders' meeting to be held on the same date as the Meeting, that will approve the Spin-off Transaction;

- All of the outstanding shares of LLX will be owned by the shareholders of MMX on a pro rata basis in relation to the number of MMX securities owned as of the Effective Date;

- All of the outstanding shares of IronX will be owned by the shareholders of MMX on a pro rata basis in relation to the number of MMX securities owned as of the Effective Date; and

- Certain agreements between MMX and LLX and between MMX and IronX will take effect. See "Certain Relationships Among MMX, LLX and IronX".

Promptly following the Meeting, the shareholders' resolution from the Meeting will be notarized, registered in the Rio de Janeiro public registry of commerce and published in the Brazilian official gazette and also in the local newspaper where the Company normally does its legal publications. Following the registration and publication of the resolution, Brazilian law provides for (i) a period of up to 90 days during which any lawful creditor of the company may oppose the Spin-off Transaction with respect to its credit against the Company (however, such opposition will not prevent the completion of the Spin-off Transaction) and (ii) a period of up to 120 days for LLX to obtain its public company registration from the Brazilian securities and exchange commission (the "CVM"). As noted earlier in this Circular, both LLX and IronX have obtained the authorizations required for the listing their respective common shares from the BOVESPA, and IronX has also obtained its public company registration authorization, which remaining authorization LLX expects to obtain prior to the date of the Meeting.

The Spin-off Transaction will affect MMX shareholders as follows:

- Each owner of MMX common shares will be issued, directly from LLX, common shares of LLX on a pro rata basis in relation to the number of MMX common shares owned, having the same rights and privileges as the common shares of MMX;

- Each owner of MMX common shares will be issued, directly from IronX, common shares of IronX on a pro rata basis in relation to the number of MMX common shares owned, having the same rights a privileges as the common shares of MMX;

- Each owner of MMX GDSs will receive LLX GDSs on a pro rata basis in relation to the number of MMX GDSs owned, having substantially the same rights and privileges as the MMX GDSs save and except for the fact that the LLX GDSs will not be listed on any stock exchange, but are expected to be tradable through the over-the-counter market in the United States;

- Each owner of MMX GDSs will receive IronX GDSs on a pro rata basis in relation to the number of MMX GDSs owned, having substantially the same rights and privileges as the MMX GDSs, except for the fact that the IronX GDSs will not be listed on any stock exchange, and the IronX GDS program will be terminated in connection with the implementation of the IronX Transaction; and

- Each MMX shareholder and/or GDS holder will continue to own the same number of MMX common shares and/or GDSs, as the case may be, that he or she did upon completion of the Spin-Off Transaction.

No consideration will be required to be paid by you to MMX, LLX or IronX to acquire the securities of LLX and IronX to which you are entitled as a consequence of the Spin-off Transaction; however, there will be certain fees payable by GDS holders to The Bank of New York as depositary pursuant to the terms of the GDS programs for the issuance of the GDSs of IronX and LLX, respectively, which will be up to a maximum of $0.05 per GDS issued. See Exhibit "B" and Exhibit "C" – "Description of Securities".

Prior to the Distribution Date for the common shares of each of LLX and IronX, there will be no separate share book-entries for LLX and IronX common shares and the right to receive LLX and IronX common shares will be transferred together with MMX shares. Investors will not be able to buy or otherwise acquire, or sell or otherwise transfer or deliver, MMX common shares, LLX common shares or IronX common shares separately. Assuming LLX has obtained its public company registration by the date of the Meeting, there will be a statutory withdrawal period of up to 30 days between the date of the publication of the minutes of the Meeting at which shareholder approval is granted giving effect to the Spin-off Transaction (the "Effective Date") and the date for the distribution of the common shares by LLX and IronX (the "Share Distribution Date") to the holders of MMX common shares. In the event such public company registration has not been obtained by LLX at such time, the 30-day statutory withdrawal period may be extended until such time as such authorization has been received. As noted earlier, IronX has obtained both its listing authorization and public company registration as of the date hereof. During this period, you may only trade common shares of MMX, LLX and IronX over the BOVESPA together as one unit.

See also "Effect of Spin-off Transaction on GDS holders of MMX".

***Distribution Date***

The Share Distribution Date, at which time the common shares of MMX, LLX and IronX will separate, is expected to occur upon the expiry of a 30-day statutory withdrawal period. See "Withdrawal Rights".

Distribution of the securities will generally be made by book-entry annotation in an account maintained by each LLX and IronX at Banco Itaú S.A., the Brazilian registrar and transfer agent for the common shares of LLX and IronX.

Beginning on Distribution Date, it is expected that:

- LLX shares will commence trading on the *Novo Mercado* segment of the BOVESPA;

- IronX shares will commence trading on the *Novo Mercado* segment of the BOVESPA, although such trading is expected to cease following completion of the IronX Transaction;

- MMX shares will trade on the *Novo Mercado* segment of the BOVESPA separate and apart from the LLX and IronX shares; and

- Shareholders will be able to hold and trade MMX shares, LLX shares and IronX shares separately.

***Effect of the Spin-off Transaction on GDS Holders of MMX***

New GDSs representing common shares of each of LLX and IronX will be distributed by The Bank of New York, as depositary on or as soon as practicable following the Share Distribution Date to MMX GDS holders of record at the close of business (New York time) on the GDS Record Date.

Persons holding MMX GDSs through the facilities of the Canadian Depository for Securities ("CDS") or Depository Trust Company ("DTC") will receive the distribution of LLX and IronX GDSs by book-entry only, through the facilities of CDS or DTC, as applicable. Persons holding MMX GDSs directly will receive the distribution of LLX and IronX GDSs in the form of GDRs representing LLX and IronX GDSs. The LLX and IronX GDRs will be mailed to these holders on or as soon as practicable after the Share Distribution Date. Persons holding MMX GDSs

through a broker or other securities intermediary should consult such broker or other securities intermediary concerning distribution of LLX and IronX GDSs.

Pursuant to the terms of the deposit agreement to be executed among LLX, The Bank of New York as depositary and the registered and beneficial owners of LLX GDRs evidencing LLX GDSs issued thereunder, LLX will credit Banco Itaú S.A., as custodian for the depositary, on or about the Share Distribution Date, with one LLX common share for each MMX common share held by the MMX custodian on behalf of the registered holders and beneficial owners of MMX GDSs. On or about the Share Distribution Date, the custodian will deposit the LLX common shares into the depositary receipt facility of LLX and, on or as soon as practicable after the Share Distribution Date, the depositary will make available the appropriate number of LLX GDSs to MMX GDS holders. Each MMX GDS holder of record on the GDS Record Date will be entitled to receive one LLX GDS for every MMX GDS held by such holder.

Pursuant to the terms of the deposit agreement to be executed among IronX, The Bank of New York as depositary and the registered and beneficial owners of IronX GDRs evidencing IronX GDSs issued thereunder, IronX will credit Banco Itaú S.A., as custodian for the depositary, on or about the Share Distribution Date, with one IronX common share for each MMX common share held by the MMX custodian on behalf of the registered holders and beneficial owners of MMX GDSs. On or about the Share Distribution Date, the custodian will deposit the IronX common shares into the depositary receipt facility of IronX and, on or as soon as practicable after the Share Distribution Date, the depositary will make available the appropriate number of IronX GDSs to MMX GDS holders. Each MMX GDS holder of record on the GDS Record Date will be entitled to receive one IronX GDS for every MMX GDS held by such holder. IronX plans to terminate the IronX GDS program in connection with the completion of the IronX Transaction.

***Certain Relationships Among MMX, LLX and IronX***

Pursuant to Brazilian law, each of MMX, LLX and IronX will remain solely liable for those obligations which are expressly assumed by it pursuant to the Spin-off Agreement. However, as noted above, lawful creditors of the Company may oppose such allocation of liabilities and the Spin-off Transaction with respect to its credit against the Company for a period of 90 days from the publication of the resolutions of the shareholders passed at the Meeting in the Brazilian official gazette and also in the local newspaper where the Company normally does its legal publications.

Following the Spin-off Transaction, there will be certain contractual relationships among MMX, LLX and IronX, so as to accomplish the implementation of the spin-off and to provide for ongoing commercial relationships. They fall into the following two broad categories:

*Arrangements implementing the Spin-off Transaction.* The separation of the relevant businesses and the transfer of assets and liabilities to LLX and IronX, as the case may be, will be effected by the action of the MMX shareholders at the Meeting based upon the terms of the Spin-off Agreement. Certain indemnifications, releases and covenants in connection with the Spin-off Transaction have been provided by each of MMX, LLX and IronX in an Indemnities Agreement entered into by and among MMX, LLX and IronX on March 31, 2008, which is also available for review under MMX's SEDAR profile at www.sedar.com.

*Continuing commercial relationships.* As a result of our agreement with Anglo Brazil, MMX, LLX and IronX, as the case may be, will enter, from time to time, into agreements to implement the following:

- Anglo Brazil or its affiliates, on the one side, and MMX or LLX and their respective affiliates, on the other side, will have the right to participate in up to 50% of the construction, operation, development and expansion of, and have the right to use, railway infrastructure, or the MG-RJ Railway which would link one or more mines operated by MMX Minas-Rio or MMX or their respective affiliates and the Port of Açu, developed and operated by LLX Minas-Rio Logística Comercial Exportadora S.A. ("LLX Minas-Rio");
- MMX and its affiliates will have preferred capacity rights (at market rates) to the railway servicing MMX Amapá and the MMX Amapá port, subject to (A) absolute priority rights of MMX Amapá to use the railway and port to transport iron ore and other related provisions and (B) any consent of Cleveland-Cliffs Inc. (or any of its affiliates) as may be required by law or any existing agreement;
- Anglo Brazil will have the right to use MMX's Citation aircraft (bearing the prefix PT-OVU);
- MMX will have the right to use the pilot plant owned by MMX Minas-Rio and located in Ouro Preto, Minas Gerais;

- MMX would have the option to invest, on equal terms with Anglo Brazil, and earn a 50% equity interest in the first pellet plant (with an annual capacity of 7.5 million tons of pellets) to be built on the Port of Açu to process iron ore from Minas-Rio mine;
- MMX Minas-Rio will provide management and support services to LLX Minas-Rio in connection with the construction and development of port facilities to be constructed and owned by LLX Minas-Rio in the municipality of São João de Barra, in the State of Rio de Janeiro;
- Each of EBX Investments, Ltda, MMX and LLX will provide consulting services to IronX by making available certain of its employees to assist with the transition of the construction, development and financing of the Minas-Rio Project and Amapá Project;
- MMX will be entitled to receive payment from IronX equivalent to 2.415% of the EBITDA (excluding selling, general and administrative expenses but including the stay-in business capital expenditures) of MMX Minas-Rio, limited to US$50 million annually, and 3.276% of the EBITDA (excluding selling, general and administrative expenses but including the stay-in business capital expenditures) of MMX Amapá, limited to US$14 million annually. These payments will be payable by IronX between 2025 and 2049 for MMX Minas-Rio and between 2023 and 2047 for MMX Amapá; and
- Anglo Brazil will agree to cause each IronX subsidiary to undergo a change of name so as to eliminate the use of the tradename "MMX" from its name.

***Approvals and Consents***

Pursuant to Brazilian law and the regulations of the CVM, the Spin-off Transaction is subject to shareholder approval by MMX securityholders as well as shareholder approval of IronX and LLX shareholders, respectively.

The IronX Transaction will be presented to, among others, the Brazilian Antitrust Authorities, the CVM and the BOVESPA. See "IronX Transaction".

***Withdrawal Rights***

According to Brazilian law, dissenting shareholders of MMX, of record as at April 7, 2008, may exercise statutory withdrawal rights for a period of 30 days following the publication of the minutes of the Meeting in the Brazilian Official Gazette and in the newspaper in which MMX normally does its legal publications. Dissenting shareholders must send a formal letter with notice of receipt addressed to Banco Itaú S.A. in this regard requesting to be paid a cash value for their MMX shares, in accordance with Brazilian law requirements.

The cash value for any shares withdrawn shall be the book value of MMX's shares, based on MMX's shareholders' equity recorded in MMX's most recent audited consolidated financial statements for the year ended December 31, 2007, divided by the total number of issued and outstanding shares of MMX, which is equal to R$5,954,083,443 per share, taking into account MMX's recent share-split based on a ratio of 20 new shares for each existing share (as approved at the shareholders' meeting of MMX held on April 7, 2008).

GDS holders are not entitled to withdrawal rights, and no such rights will be exercised by the Depositary on behalf of GDS holders.

***Judicial Proceedings to Challenge the Spin-off***

As previously noted, there is a period of 90 days from the registration and publication of the minutes of the Meeting during which any lawful creditor of the Company may oppose the Spin-off Transaction with respect to its credit against the Company (which opposition shall not prevent the completion of the Spin-off Transaction).

In addition, for a period of two years following the registration and publication of the minutes of the Meeting, any shareholder or group of shareholders may commence judicial proceedings in Brazilian courts to challenge the Spin-off Transaction; provided, however, that such shareholders or group of shareholders is able to evidence that (a) the Meeting was irregularly called or conducted, or (b) the resolutions adopted at the Meeting violate Brazilian law or MMX's by-laws or were illegally or fraudulently obtained. Once this two-year period has expired, the Spin-off Transaction is no longer open to challenge by any shareholder of MMX.

**<u>IronX Transaction</u>**

As described above under "Spin-off Transaction – Reasons for the Spin-Off Transaction", subject to and following the completion of the Spin-off Transaction, IronX will own the iron ore mining assets of MMX transferred to IronX

under the Spin-off Transaction, and the Controlling IronX Shareholders will transfer their shares in IronX to Anglo Brazil. As soon as possible following the purchase by Anglo Brazil of the IronX shares held by Controlling IronX Shareholders, Anglo Brazil will launch a mandatory tag-along offer to purchase the remaining shares of IronX held by the minority shareholders of IronX at the same per share price paid to the Controlling IronX Shareholders, following which it is expected that Anglo Brazil will own 100% of the issued and outstanding shares of IronX.

Holders of IronX GDSs who wish to tender the IronX shares underlying their IronX GDSs to the tag-along offer must provide tender instructions to The Bank of New York, which will act as Anglo Brazil's tender agent in connection with the tag-along offer. The Bank of New York will provide the tender instructions received from IronX GDS holders to the custodian who will tender the applicable number of underlying IronX common shares to the tag-long offer. Such IronX GDS holders will receive the same per share price paid to the Controlling IronX Shareholders, less any applicable charges levied by the Depositary in connection with the surrender of their IronX GDSs.

According to applicable Brazilian law, all terms and conditions of the mandatory tag-along offer to be conducted by Anglo Brazil shall be presented to the CVM within 30 days following the publication of the corresponding notice to investors confirming that the IronX Transaction has occurred. Following review and approval of the tag-along offer by the CVM, Anglo Brazil will publish all terms and conditions of the mandatory tag-along offer in the newspaper IronX normally does its legal publications (and make them available through CVM's electronic filing system and through SEDAR in Canada). The offer shall remain open for a minimum of 30 days, and a maximum of 45 days.

On the last day of the tag-along offer period, an auction will take place at the BOVESPA so as to effectively acquire all common shares held by those common shareholders willing to sell their shares pursuant to terms and conditions of the mandatory tag-along offer. Within 3 days of the date of the auction, shares must be transferred to Anglo Brazil and selling minority shareholders will receive the respective payments for their tendered shares.

According to a formal communication filed by Anglo Brazil at the headquarters of the Company on April 7, 2008, Anglo Brazil has advised of its intention to effect, concurrently with the mandatory tag-along tender offer, an offer to withdraw the IronX shares from the *Novo Mercado* segment and a delisting offer of IronX.

The laws and regulations applicable to the offer to withdraw from the *Novo Mercado* segment and the delisting offer require the preparation of a supporting valuation, to be published with the tender offer documents. If the supporting valuation states a per share value that is higher than the price paid by Anglo Brazil to the Controlling IronX Shareholders for their IronX shares, then Anglo Brazil must then determine whether to (i) proceed with the offer to withdraw the IronX shares from the *Novo Mercado* segment and the delisting offer of IronX, which would require Anglo Brazil to increase the offer price to minority shareholders to the supporting valuation value, or (ii) proceed only with only the mandatory tag-along tender offer at the price per share paid by Anglo Brazil to the Controlling IronX Shareholders and withdraw from both the offer to withdraw from the *Novo Mercado* segment and the delisting offer.

If, as a result of Anglo Brazil's delisting offer, the free float of IronX shares falls below 5% of the total issued and outstanding IronX shares, Anglo Brazil will be able to exercise "squeeze out" rights under Brazilian law in order to acquire all such remaining IronX shares at the same price per share paid under its delisting offer. If Anglo Brazil determines to proceed with only the mandatory tag-along tender offer and as a result the free float of IronX shares falls below 5% of the total issued and outstanding IronX shares, Anglo Brazil would not be able to exercise "squeeze out" rights under Brazilian corporate law in order to acquire all such remaining IronX shares unless it first conducts a delisting tender offer in accordance with Brazilian law.

***Stock Purchase Agreement***

The material terms of the Stock Purchase Agreement among the Controlling IronX Shareholders and Anglo Brazil in respect of IronX Transaction are summarized below:

*Representations and Warranties*

The Stock Purchase Agreement contains customary representations and warranties for transactions of this nature made by each of the Controlling IronX Shareholders as sellers and Anglo Brazil as buyer, which representations and warranties include (without limitation): (a) good standing and authority to enter into the Share Purchase Agreement and all ancillary agreements and to perform all obligations contemplated thereunder; (b) valid and binding execution of the Share Purchase Agreement and all ancillary agreements; (c) obtaining all consents required, including third party consents; (d) good title to the IronX shares; (d) no outstanding or pending litigation; (e) payment of broker or finder fees; and (f) availability of funds in the case of Anglo Brazil.

*Covenants*

Each of the Controlling IronX Shareholders and Anglo Brazil have also provided customary covenants for transactions of this nature, which include (without limitation): (a) providing reasonable assurances and using commercially reasonable efforts to complete the IronX Transaction; (b) providing due diligence access to the records of MMX; (c) providing notices of material changes; (d) entering into all contemplated ancillary agreements prior to the closing of the transaction; (e) MMX completing the Spin-off Transaction; (f) MMX conducting its current business in the normal course; (g) director, officer and employee matters; (h) consent to public announcements; (i) Anglo Brazil completing the tag-along offer in accordance with Brazilian law, the CVM rules and the Novo Mercado rules; and (j) use the tradenames following closing.

*Ancillary Agreements*

The Stock Purchase Agreement contains certain provisions regarding contemplated ancillary agreements or negotiations to be entered into by IronX with third parties and/or Mr. Batista as soon as possible following completion of the IronX Transaction in connection with matters such as property subleasing, long term power supply, easements, community development, shipping services among other matters. See "Spin-off Transaction – Certain Relationships between MMX, LLX and IronX" above.

*Closing Conditions*

The Stock Purchase Agreement sets out certain closing conditions to the IronX Transaction, which include (without limitation): (a) completion of the Spin-off Transaction; (b) all representations and warranties being true and correct; (c) satisfaction of all closing deliveries; (d) the entering into of all ancillary agreements required to be entered into; (e) satisfaction of covenants; (f) required consents having been obtained; and (g) no orders issued or law having been enacted preventing the transactions contemplated.

*Termination*

The Stock Purchase Agreement sets out termination provisions which include termination of the agreement (a) by mutual written consent of the parties, (b) for a violation or breach of representations, warranties or covenants that has not been waived or remains uncured for 15 days; (c) if completion of the IronX Transaction does not occur on or prior to June 29, 2008; or (d) if an order preventing the transactions contemplated has been issued by a government authority.

**Material Tax Considerations**

The following is a discussion of the material Canadian, Brazilian and United States federal income tax consequences to you in connection with your ownership of MMX shares and/or GDSs and the Spin-off Transaction.

***Canadian Federal Income Tax Considerations***

In the opinion of Cassels Brock & Blackwell LLP, Canadian counsel to MMX in respect of the Spin-off Transaction, the following is a summary of the principal Canadian federal income tax considerations relating to the Spin-off Transaction generally applicable to holders of common shares and GDSs of MMX. This summary is applicable to a holder who, for purposes of the Income Tax Act (Canada) (the "Tax Act"), is resident or deemed to be resident in Canada, holds the common shares and GDSs of MMX as capital property, and deals at arm's length and is not affiliated with MMX, LLX or IronX (a "Holder"). The common shares and GDSs of MMX will generally be considered capital property to a Holder unless either the Holder holds such common shares or GDSs, as the case may be, in the course of carrying on a business of buying and selling securities or the Holder has acquired the common shares or GDSs of MMX in a transaction or transactions considered to be an adventure or concern in the nature of trade. This summary is not applicable to (i) any holder which is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), (ii) any holder an interest in which would be a "tax shelter investment" (as defined in the Tax Act), (iii) any holder in relation to which MMX is, or LLX and Iron X will be, a "foreign affiliate" (as defined in the Tax Act) or (iv) a holder who makes a functional currency reporting election for purposes of the Tax Act. Such holders should consult their own tax advisors with respect to the Spin-off Transaction.

This summary also assumes that the Holders of GDSs will be treated as the beneficial owners of the applicable underlying common shares and that for purposes of the Tax Act, such Holders would be treated as though any transactions involving the GDSs would be treated as a transaction involving such underlying common shares.

This summary is based on the current provisions of the Tax Act, the regulations to the Tax Act (the "Regulations"), all proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposals") and counsel's understanding of the administrative and assessing practices and policies of the Canada Revenue Agency ("CRA") which have been made publicly available

prior to the date hereof. No assurance can be given that the Proposals will be enacted as proposed, if at all. This summary does not take into account or anticipate any other changes in law, whether by legislative, regulatory, administrative or judicial decision or action or changes in the administrative practices of CRA, is not exhaustive of all Canadian federal income tax considerations and does not take into account other federal tax considerations or provincial, territorial or foreign income tax legislation or considerations.

**This summary is of a general nature only and is not intended to be, and should not be construed as, legal or tax advice to any particular Holder. The Canadian income tax treatment of Holders in respect of the Spin-off Transaction is uncertain because the Spin-off Transaction is being carried out under Brazilian law and the nature of the transaction is not contemplated or specifically addressed in the provisions of the Tax Act. In addition, MMX has not applied for an advance income tax ruling from the CRA and therefore the CRA may disagree with the tax analysis contained in this summary concerning the tax consequences of the Spin-off Transaction. Accordingly, Holders should consult their own tax advisors as to the tax consequences of the Spin-off Transaction and of acquiring, holding and disposing of common shares and GDSs of LLX and IronX.**

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of common shares and GDSs of MMX, LLX and IronX Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in a foreign currency must be converted to an amount expressed in Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the day on which the amount first arose or such other rate of exchange as is acceptable to the CRA.

*Receipt of Common Shares and GDSs of LLX and IronX*

The tax consequences of the Spin-off Transaction are uncertain and therefore Holders should consult their own tax advisers.

While the matter is not free from doubt, counsel is of the opinion it would be reasonable for Holders to treat the Spin-off Transaction as not giving rise to a disposition of the common shares or GDSs of MMX but that the adjusted cost base of any such common shares or GDSs of MMX held by the Holder at the time of the Spin-off Transaction would be reduced pursuant to subparagraph 53(2)(b)(ii) of the Tax Act by an amount equal to the fair market value of the common shares or GDSs of LLX and IronX, as the case may be, received by the Holder in connection with the Spin-off Transaction. To the extent the Holder's adjusted cost base of any common shares, or GDSs representing common shares, of MMX were to become negative as a result of the adjusted cost base reduction, the amount of such negative adjusted cost base would be deemed to be a capital gain of the Holder in the year in which the adjusted cost base becomes a negative amount. The adjusted cost base of the common shares, or GDSs representing common shares, of MMX would be increased by the amount of the deemed capital gain and would become zero. In addition, the cost of any common shares or GDSs of LLX and IronX received in connection with the Spin-off Transaction would be equal to the fair market value of such common shares or GDSs of LLX and IronX received at the time of the Spin-off Transaction and will be averaged with the adjusted cost base of any other common shares or GDSs of LLX or IronX respectively, held by a Holder as capital property at that time for the purposes of determining the Holder's adjusted cost base of such securities.

*Dividends on Common Shares of MMX, LLX or IronX*

Dividends received on common shares of MMX, LLX or IronX will be included in a Holder's income for the purposes of the Tax Act. Since MMX, LLX and Iron X are not Canadian corporations, such dividends received by an individual Holder will not be subject to the gross up and dividend tax credit rules in the Tax Act and a Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income. A Holder that is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" for the year which may include such dividends. Subject to the detailed rules in the Tax Act, a Holder may be entitled to a foreign tax credit or deduction for any Brazilian non-resident withholding tax paid on dividends received on common shares of MMX, LLX or IronX.

*Dispositions of Common Shares or GDSs of MMX, LLX or IronX*

A disposition of common shares or GDSs of MMX, LLX or IronX by a Holder will result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Holder's adjusted cost base of such securities. See "Taxation of Capital Gains or Capital Losses" below.

*Taxation of Capital Gains or Capital Losses*

A Holder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will generally be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized by the Holder in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years, or carried forward and deducted in any subsequent taxation year, against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

A Holder that is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" for the year which will include an amount in respect of taxable capital gains.

Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

*Qualified Investments*

The GDSs of MMX will be a "qualified investments" under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans (collectively, "Deferred Plans") provided they are listed on a designated stock exchange (which includes the TSX) for purposes of the Tax Act.

The GDSs of LLX and Iron X and the common shares of MMX, LLX and IronX will not be qualified investments for Deferred Plans since they will not be listed on a designated stock exchange for purposes of the Tax Act. Adverse tax consequences will result if a Deferred Plan holds a non-qualified investment.

*Foreign Property Information Reporting*

A Holder of common shares or GDSs of MMX, LLX or IronX who is a "specified Canadian entity" for a taxation year or a fiscal period and whose total cost amount of "specified foreign property", including such common shares and GDSs, at any time in the year or fiscal period exceeds Cdn. $100,000, will be required to file an information return for the year or period disclosing prescribed information.

Subject to certain exceptions, a Holder resident in Canada in the year will be a specified Canadian entity. Holders are encouraged to consult their tax advisors as to whether they must comply with these rules.

*Proposals Regarding Foreign Investment Entities*

Bill C-10, which received second reading in the Senate on December 4, 2007, contains provisions that relate to the income tax treatment of investments by Canadian residents in non-resident entities that constitute "foreign investment entities" applicable for taxation years commencing after 2006 (the "FIE Proposals").

Pursuant to the FIE Proposals, where a Holder holds a "participating interest" (such as a share), that is not an "exempt interest" in a corporation that is a "foreign investment entity" (a "FIE") at the corporation's tax year-end, the Holder would be required to take into account in computing income for the Holder's taxation year that includes such taxation year-end: (i) an amount based on a prescribed rate of return on the "designated cost" of such participating interest held by a Holder at the end of each month ending in the Holder's taxation year at which time the participating interest is held by the Holder; (ii) in certain limited circumstances, any gains or losses accrued on such participating interest for the year; or (iii) in certain limited circumstances, the Holder's proportionate share of the FIE's income (or loss) for the year, calculated using Canadian tax rules.

Under the FIE Proposals, a corporation is not a FIE if the "carrying value" of all of its "investment property" is not greater than one-half of the "carrying value" of all its property or if, throughout the taxation year, its principal undertaking is carrying on of a business that is not an "investment business" within the meaning of those terms in the FIE Proposals.

The determination of whether or not MMX, LLX or IronX is a FIE must be made on an annual basis at the end of each taxation year of the particular corporation, and no assurances can be given that any of these corporations will not be a FIE at the end of any of its taxation years. In the event that the FIE Proposals are enacted as proposed and do apply to the common shares and GDSs of MMX, LLX or IronX, a Holder will be required to include in income for each taxation year an amount of income or gains computed in accordance with the FIE Proposals, regardless of whether or not the Holder actually received any income or realized any gains relating to such shares or GDSs.

The FIE Proposals are complex and have been subject to extensive commentary and amendment. No assurances can be given that the new rules will be enacted in the form proposed. Holders should consult their own tax advisors regarding the application of the new rules in their particular circumstances.

***Brazilian Tax Considerations***

The following discussion is based on Brazilian law and practice as applied and interpreted as of the date of this Circular, which are subject to change at any time, and does not apply to you if you are subject to special treatment under Brazilian income tax law. There is currently no treaty for the avoidance of double taxation between Brazil, and Canada or United States.

*The Spin-off Transaction*

The following discussion summarizes the principal Brazilian tax consequences of the spin-off of LLX and IronX to a holder of MMX shares and/or GDSs that is not domiciled in Brazil for purposes of Brazilian taxation (a "non-Brazilian holder"). The distribution to non-Brazilian holders of LLX and IronX shares and/or GDSs resulting from the spin-off will not be subject to Brazilian personal income tax, corporate income tax or capital gains tax. Although the matter is not free from doubt, for purposes of Brazilian capital gains tax, a non-Brazilian holder's tax basis in its pre-spin-off MMX shares and/or GDSs should be allocated among such holder's LLX and IronX shares and/or GDSs and remaining MMX shares and/or GDSs in accordance with the respective net worth (as determined for financial accounting purposes and approved by the MMX shareholders on the approval date) of each of LLX, IronX and MMX.

***United States Tax Considerations***

The following summary of the principal U.S. federal income tax considerations relating to the Spin-off Transaction generally applicable to U.S. holders of common shares and GDSs of MMX.

A "U.S. Holder" is a beneficial owner of common shares or GDSs and who is, for U.S. federal tax purposes:

- a citizen or individual resident of the United States;
- a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to U.S. federal income tax regardless of its source.

This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as currently in effect, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the U.S. federal income tax consequences discussed herein.

This summary does not address all of the U.S. federal income tax consequences that may be relevant to a U.S. Holder in light of its particular circumstances, and does not discuss any aspect of state or local tax law. Moreover, this summary applies only to U.S. Holders that hold MMX shares or GDSs as capital assets for U.S. federal income tax purposes, and does not address U.S. Holders that may be subject to special U.S. federal income tax rules, such as banks, insurance companies, securities dealers, tax-exempt entities or persons that hold MMX shares and/or GDSs or will hold shares and/or GDSs of LLX and IronX as part of an integrated investment (including a straddle, conversion or hedging transaction).

*Taxable Spin-off*

The structure for the spin-off of LLX and IronX has been formulated without taking into account the technical requirements for a spin-off to qualify as a tax-free transaction under Section 355 of the Code. It is expected that the Spin-off Transaction will be a taxable event for U.S. federal income tax purposes. U.S. Holders of MMX shares and/or GDSs should consult their tax advisers with respect to the specific tax consequences of the spin-off in light of their particular circumstances.

*Passive Foreign Investment Company*

Assuming the spin-off is a taxable event for U.S. federal income tax purposes the particular tax consequences of the spin-off depend on whether MMX is a "passive foreign investment company" ("PFIC").

MMX believes that it may be a PFIC for U.S. federal income tax purposes for the current year based on the composition of its income. As described below, if MMX was a PFIC for any taxable year during which a U.S. Holder held shares and/or GDSs, certain adverse consequences will apply to the U.S. Holder with respect to the spin-off.

*Non-PFIC*

If MMX was not a PFIC for any taxable year during which a U.S. Holder held its shares and/or GDS, the shares and/or GDSs in LLX and IronX received in the Spin-off Transaction would constitute a taxable dividend for U.S. federal income tax purposes in an amount equal to the lesser of (i) the fair market value of the shares and/or GDSs of LLX and IronX received in the Spin-off Transaction and (ii) the current and accumulated earnings and profits of MMX (as determined under U.S. federal income tax principles). Because MMX does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. Holders as dividend. Such dividend would constitute ordinary dividend income from sources outside the United States, and would not be eligible for the corporate dividends-received deduction. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 may be taxable at a maximum rate of 15%. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

*PFIC*

MMX has not made distribution in respect of its shares and GDSs in the last three years. Accordingly, if MMX was a PFIC for any taxable year during which a U.S. Holder held its shares or GDS, the spin-off would be treated as an "excess distribution" i.e., a distribution in excess of 125 percent of the average of the annual distributions on shares and GDSs received by the U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever if shorter. The amount of any such excess distribution would be allocated ratably over the U.S. Holder's holding period for the MMX shares and/or GDSs. The amounts allocated to the taxable year of the Spin-off Transaction and to any year before MMX became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. In addition, if MMX is a PFIC for the current taxable year or in the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain noncorporate U.S. Holders would not apply. U.S. Holders should consult their tax advisers regarding the consequences to them of the spin-off in their particular circumstances.

*Backup Withholding and Information Reporting*

Backup withholding and information reporting requirements may apply to a U.S. Holder with respect to the shares or GDSs of LLX and IronX received. Any paying agent that is required to deliver an information return to the Internal Revenue Service with respect to a distribution on a U.S. Holder's MMX shares and/or GDSs may be required to withhold tax from any such distribution at a rate of 28% if the U.S. Holder fails to furnish its correct taxpayer identification number to certify that such U.S. Holder is not subject to backup withholding or otherwise to comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding requirements. Any amount withheld under the backup withholding rules generally may be claimed as a credit against such U.S. Holder's U.S. federal income tax liability provided that the required information is furnished to the Internal Revenue Service.

**Particulars of Matters To Be Acted Upon**

***Election of Directors***

The Board currently consist of nine (9) directors who are being nominated for re-election at the Meeting. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by management for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of the next annual meeting of shareholders of the Company following his election, unless his office is earlier vacated in accordance with Brazilian law requirements.

The following table sets forth the name, province or state and country of residence, present principal occupation, business or employment, the period or periods during which each has served as a director of the Company and number of common shares beneficially owned by each nominee for election as a director of the Company. The

statement as to the common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at April 30, 2008.

| Name, Residence, Position with the Company and Age[1] | Director Since | Principal Occupation | Common Shares Owned |
|---|---|---|---|
| **Eike Fuhrken Batista**<br>Rio de Janeiro, Brazil<br>Chairman and Chief Executive Officer, Director<br>Age: 49 | December 6, 2005 | Chairman and Chief Executive Officer | 181,312,360 |
| **Eliezer Batista da Silva**<br>Rio de Janeiro, Brazil<br>Honorary Chairman<br>Age: 82 | December 6, 2005 | Honorary Chairman | 45,320 |
| **Luiz do Amaral de França Pereira** [2]<br>Rio de Janeiro, Brazil<br>Director<br>Age: 71 | July 23, 2007 | Independent Member of the Board of Directors | 40 |
| **Samir Zraick**[2]<br>Rio de Janeiro, Brazil<br>Director<br>Age: 65 | April 28, 2006 | Independent Member of the Board of Directors | 1,360 |
| **Raphael de Almeida Magalhães**<br>Rio de Janeiro, Brazil<br>Director<br>Age:75 | April 28, 2006 | Member of the Board of Directors | 2,560 |
| **Hans-Juergen Mende**<br>Switzerland<br>Director<br>Age: 62 | April 28, 2006 | Independent Member of the Board of Directors | 45,360 |
| **Peter Nathanial**[2]<br>New York, United States<br>Director<br>Age: 38 | April 28, 2006 | Independent Member of the Board of Directors | 42,800 |
| **Michael Stephen Vitton**<br>New York, United States<br>Director<br>Age: 48 | April 28, 2006 | Member of the Board of Directors | 1,861,000 |
| **Gilberto Sayão**<br>Rio de Janeiro, Brazil<br>Director<br>Age: 36 | April 28, 2006 | Independent Member of the Board of Directors | 45,360 |

(1) Under Brazilian Corporation Law, each executive officer must be a Brazilian resident but is not required to be a shareholder of the Company. Furthermore, not more than one-third of the members of the board of directors may serve as members of the board of executive officers of the Company at any given time.

(2) Member of Audit Committee.

See also "Information Relating to MMX" in Exhibit "A" hereto for further information regarding the proposed directors.

*Determination and Approval of Compensation for the Board of Directors*

Pursuant to Brazilian corporate law, shareholders of the Company are required to determine and approve, annually, compensation for the Board of Directors of the Company. Accordingly, shareholders present at the Meeting will be ask to determine director compensation for fiscal 2008 and approve same at the Meeting.
The text of the resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting. **In order to be effective, the resolution set forth below must be approved by the affirmative vote of a majority of the votes cast at the Meeting in respect of such resolution.**

"NOW THEREFORE BE IT RESOLVED THAT the compensation for the members of the Company's Board of Directors, as determined at the Meeting, is hereby authorized and approved."

*Approval of Change of Head Office Address for the Company*

At the Meeting, shareholders are being asked to approve a change of address of the Company's head office from 154 Praia do Flamengo, 5th Floor, Flamengo, Rio de Janeiro 22210-030 to 66 Praia do Flamengo, 10th Floor, Flemengo, Rio de Janeiro 22210-903, and to further approve an amendment to Article 2 of the Company's by-laws to reflect such change of address.

The text of the resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting. **In order to be effective, the resolution set forth below must be approved by the affirmative vote of a majority of the votes cast at the Meeting in respect of such resolution.**

"NOW THEREFORE BE IT RESOLVED THAT the change of address for the Company's head office, from 154 Praia do Flamengo, 5th Floor, Flamengo, Rio de Janeiro 22210-030 to 66 Praia do Flamengo, 10th Floor, Flemengo, Rio de Janeiro 22210-903, and an amendment to Article 2 of the Company's by-laws to reflect such change of address, be and is hereby authorized and approved."

*Approval of the Creation of Reserve Account for Company's Non-realized Profits Reserve*

On May 14, 2007, Anglo American plc completed its purchase of a 30% minority equity interest in MMX Minas-Rio and LLX Minas-Rio, through the acquisition of Centennial Minas-Rio, a company controlled by Mr. Eike Batista. The terms of the transaction allowed Anglo American to subscribe for additional shares of MMX Minas-Rio and LLX Minas-Rio, in a transaction that resulted in Anglo American owning a consolidated 49% indirect ownership interest in each of MMX Minas-Rio and LLX Minas-Rio. This transaction closed on July 18, 2007.

As a consequence thereof, the economic investment held by the Company in both MMX Minas-Rio and LLX Minas-Rio significantly increased in value. The Company wishes to record such increase, which reflected a positive difference of R$670.868.238,03 in comparison with the historical cost of investment the Company had in such entities, as a non-realized profits reserve under Brazilian GAAP. This means that such "non-realized profits" have not yet been materialized and, therefore, cannot be distributed to the Company's shareholders as dividends. Pursuant to the terms of the Spin-Off Agreement, the non-realized profits reserve will be split between MMX Minas-Rio and LLX Minas-Rio, proportionally.

Pursuant to Brazilian corporate law, a company is required to obtain the approval of its shareholders for the creation of a reserve account to record such non-realized profits pursuant to Brazilian GAAP.

The text of the resolution to be submitted to shareholders at the Meeting for such pruposes is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting. **In order to be effective, the resolution must be approved by the affirmative vote of a majority of the votes cast at the Meeting in respect of such resolution.**

"NOW THEREFORE BE IT RESOLVED THAT the creation by the Company of a reserve account in order to record a non-realized profits reserve for the Company be and is hereby authorized and approved."

*Approval of the Company's Budget for Fiscal 2008*

The Company has created a budget for fiscal 2008, which is asking shareholders to approve at the Meeting. The Company's budget for 2008 will encompass all applicable information with respect to investments that may be made

by MMX, as well as a general overview of the operating and capital expenditures associated therewith and applicable selling, general and administrative expenses. A copy of the Company's budget is available for review on the Company's website and under its SEDAR profile at www.sedar.com.

The text of the resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting. **In order to be effective, the resolution must be approved by the affirmative vote of a majority of the votes cast at the Meeting in respect of such resolution.**

"NOW THEREFORE BE IT RESOLVED THAT the Company's budget for fiscal 2008 be and is hereby authorized and approved."

*Approval of Spin-off Transaction*

The Board of Directors of the Company have approved the Spin-off Transaction, including the Spin-off Agreement entemed into by the Company on April 7, 2008, as described in detail under the heading "The Spin-off Transaction" set forth in this Circular. See also "Spin-off Transaction – Reasons for the Spin-off".

**Based on the reasons for the Spin-off Transaction set forth in the Circular, the Board recommends that shareholders vote for the adoption of the resolution to approve the Spin-off Transaction. In order to be effective, the resolution must be approved by the affirmative vote of a majority of the votes cast at the Meeting in respect of such resolution.**

The text of the resolutions to be submitted to shareholders at the Meeting in connection with the approval of the Spin-off Transaction, and all matters related thereto, is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting.

"NOW THEREFORE BE IT RESOLVED THAT:

1. the Protocol and Justification of the Partial Split-Up of the Company (the "Spin-off Agreement") entered into on April 7, 2008 by the Executive Committees of the Company, LLX Logística S.A. ("LLX") and IronX Mineração S.A. ("IronX"), as described in the Notice to the Shareholders published by the Company on April 8, 2008, pursuant to CVM Instruction 319/99 and 358/02, be and is hereby approved;

2. the partial split-up of the Company followed by the merger of the split-up portions of the Company's net worth into LLX and IronX, which, as a consequence will then entitle the shareholders of MMX to receive equity interest in the capital stock of LLX and IronX in proportion to their respective shareholding in the Company (referred to in the Circular as the "Spin-off Transaction"), be and is hereby authorized and approved;

3. each MMX common share shall represent the right to receive one LLX common share and one IronX common share upon the Spin-off becoming effective, and each MMX GDS shall represent the right to receive one LLX GDS and one IronX GDS upon creation thereof;

4. the engagement of KPMG Independent Auditors to carry out the appraisal of the split-up portions of the Company's net worth to be transferred to each LLX and IronX and to prepare the applicable appraisal report (the "Appraisal Report") be and is hereby ratified and confirmed;

5. the Appraisal Report prepared by KPMG Independent Auditors in connection with the Spin-off Transaction is hereby authorized and approved;

6. amendments to Article 3 of the Company's by-laws, to exclude the logistics activities from the Company's corporate purpose, and to Article 5 of the Company's by-laws, to reflect the capital reduction that will result from the Spin-off Transaction, all in connection with the Spin-off Transaction be and are hereby authorized and approved; and

7. the Company's Executive Committee be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the intent of the foregoing resolutions."

**Additional Information**

Additional information relating to the Company may be found on www.sedar.com, including financial information which is provided in the Company's most recent comparative financial statements and management's discussion and analysis, which is available under the Company's profile at www.sedar.com. Copies of the Spin-Off Agreement and the Indemnities Agreement referred to herein are also available under the Company's profile at www.sedar.com. Securityholders may request copies of the Company's financial statements and management's discussion and analysis from the Investor Relations Department of the Company by phone at +55-21-2555-5634/5558 or by e-mail at ri@mmx.com.br.

Each of LLX and IronX is relying on an exemption afforded by Rule 12g3-2(b) under the Securities Exchange Act of 1934 and therefore will not be required to register with the SEC, or the Commission, the LLX and IronX shares to be distributed in connection with the Spin-off Transaction. LLX and IronX will furnish to the SEC certain periodical information in accordance with Rule 12g3-2(b).

MMX also relies on an exemption afforded by Rule 12g3-2(b) under the Securities Exchange Act of 1934 and furnish to the Commission certain periodical information in accordance with Rule 12g3-2(b).

MMX is also subject to the informational requirements of the Brazilian securities commission and the BOVESPA and we file reports and other information relating to our business, financial condition and other matters. You may read such reports, statements and other information, including our annual and quarterly financial statements, at either of the following:

- investor relations department of MMX located at154 Praia do Flamengo, 5th Floor, Flamengo, Rio de Janeiro, Brazil, telephone (+5521) 2555-5557 and facsimile (+5521) 2555-5560 or at ri@mmx.com.br; or

- the public reference facilities of the Brazilian securities commission, at 111 Rua Sete de Setembro, 27th Floor, Rio de Janeiro, Brazil, telephone (+5521) 212-0200.

**Directors' Approval**

The contents of this management information circular and the sending thereof to the securityholders of the Company have been approved by the board of directors of the Company.

**BY ORDER OF THE BOARD OF DIRECTORS**

(*signed*) Eike F. Batista
Chairman and Chief Executive Officer

Rio de Janeiro, Brazil
May 15, 2008

## EXHIBIT "A"

## INFORMATION RELATING TO MMX

### Corporate Information and Structure

The Company was formed on December 6, 2005, through the acquisition by Mr. Eike Batista, our controlling shareholder, of an existing company, Tressem Participações S.A. ("Tressem"), which was incorporated under the laws of the federal republic of Brazil and was a public company in Brazil at the time it was acquired. At the time of its acquisition, Tressem was authorized to issue common shares and its shares traded on the Brazilian organized over-the-counter market. Tressem was purchased to facilitate certain corporate actions, such MMX's registration with the Comissão de Valores Mobiliários ("CVM") in Brazil as a public company and the listing of MMX's common shares in Brazil. Tressem was acquired solely for this purpose, and had no material operations or assets relevant to the business of MMX. The principal assets of MMX were contributed to MMX by our controlling shareholder in 2005. See "History" below.

All of MMX's operations are performed through its subsidiaries. MMX's registered and head office is located at 154 Praia do Flamengo, 5th Floor, Flamengo, Rio de Janeiro, Brazil.

The following chart illustrates our corporate structure and the percentage of voting securities that will be held in MMX's principal subsidiaries upon completion of the Spin-off Transaction. All subsidiaries are formed under the laws of Brazil. Unless the context otherwise requires, references in this Exhibit "A" to "MMX" or the "Company" are references to the newly reorganized MMX and its subsidiaries following the completion of the Spin-off Transaction.


[redacted]
100%
80%
70%
99,99%
24%
99,99%
99,99 %
99,99%
99,99%

### History and Development of the Business

Since the formation of MMX on December 6, 2005, the following material events have influenced the general development of the iron ore mining, mineral processing and production business that will be operated by MMX going forward, following completion of the Spin-off Transaction.

On April 12, 2005, Mr. Eike Batista contributed to MMX substantially all of the outstanding shares of MMX Corumbá and MMX Metálicos Corumbá (among other assets that will no longer be part of MMX's business following the Spin-off Transaction). On April 28, 2006, MMX's shareholders assigned to Centennial Asset Participações Corumbá S.A. ("Centennial Asset") 30% of MMX's interest in MMX Corumbá. The contribution and assignment of interests constituted part of a larger reorganization that was consummated through an agreement between Mr. Eike Batista and Centennial Asset. Centennial Asset agreed to find strategic partners for the mining

activities of the MMX Corumbá (together with the logistics activities previous integrated with the MMX iron ore mining systems, which are being spun-out with LLX pursuant to the Spin-Off Transaction).

MMX agreed with Centennial Asset and Mr. Eike Batista, that among other things: (i) MMX and Centennial Asset would contribute pro rata to any and all capital increases or other forms of capital contributions to MMX Corumbá necessary for the development of the mining project for subsidiary company if the failure to make such contributions would result in a dilution of their ownership; and (ii) any corporate guarantee required for financing the mining project of MMX Corumbá, would be provided on a pro rata basis based in relation to the respective shareholdings of MMX and Centennial Asset in MMX Corumbá. In addition, such agreements and documents related to the sale of shares must include standard market provisions. In the context of this prior reorganization, Mr. Batista agreed that, prior to a sale of 100% of his equity interest in Centennial Asset, if Centennial Asset failed to contribute to any future capital increase in any of MMX's subsidiaries proportionately to such company's interest, Centennial Asset would suffer dilution by applying to each capital increase a per-share price equivalent to the then-prevailing book value of the applicable subsidiary. In addition, in approving any future sale of equity by Centennial Asset, MMX's board of directors would be able to evaluate the financial capability of a purchaser of a minority interest in any of our subsidiaries to contribute a pro rata share in any capital increases made by any of MMX's subsidiaries.

On April 28, 2006, MMX Corumbá purchased Fazenda Novos Dourados, located in Pantanal Sul (94 kilometers from Corumbá) which has been named the "Engineer Eliezer Batista Natural Heritage Reserve". This reserve is on the right bank of the Paraguay River, and follows the river bed for approximately 20 kilometers, having a total area of 17.4 thousand hectares (approximately 43.0 thousand acres). MMX Corumbá paid R$2.0 million for this property. To demonstrate MMX's commitment to ecological and conservation policy, we decided to acquire the Engineer Eliezer Batista Natural Heritage Reserve to register it as a Natural Heritage Private Reserve ("RPPN"), serving as an environmental reserve for our operations in the region and as an example of MMX's sustainable development corporate practice. The Engineer Eliezer Batista Natural Heritage Reserve is located in the Pantanal wetlands, which has been declared a Biosphere Reserve, with the location to become a conservation area evidenced by its proximity with the Pantanal National Park, a UNESCO Natural Heritage, and the RPPN Acurizal from the Ecotrópica Foundation. MMX believes that this project is consistent with efforts by the Brazilian federal government and non-governmental organizations in creating areas for ecological protection.

On December 3, 2007, MMX completed the purchase of 100% of the issued and outstanding shares of AVG Mineração S.A. ("AVG"), for $224 million, as expected, in line with the MMX and AVG shareholders agreement announced on July 5, 2007. The purchase price may accrete by a variable portion, capped at $50 million, subject to the attainment of the necessary environmental permits for certain mining rights, which may increase the mining reserves base of AVG. The first instalment of the purchase price, in the amount of $44 million has been paid and the remaining four instalments of $45 million each will be paid on August 30th of the next four consecutive years.

On March 3, 2008, MMX, through its direct subsidiary, AVX Mineração Ltda. ("AVX"), acquired 100% of the issued and outstanding shares of Minerminas. The purchase price of the transaction was $115,625,000 million payable in 7 semi-annual consecutive instalments. The first instalment of $16,517,857 has been paid, and six equal instalments remain payable in July and January of each year through to January 2011. Minerminas operates an iron ore mine adjacent to the operations of AVG and also owns other mining rights and leases in the Serra Azul region, in Minas Gerais. According to information provided by Minerminas, the company produced approximately 700,000 tons of iron ore in 2007. Based on MMX's estimates, the Minerminas production may reach 2.6 million tons in 2008, including 550,000 tons of lump ore, 1.9 million tons of sinter feed and 150,000 tons of pellet feed. MMX merged the operations of AVG with those of Minerminas in order to achieve synergies and efficiency gains. This integration of operations is expected to result in iron ore production of 6.1 million tons in 2008, while engineering studies will be carried out to increase production to 6.6 million tons in 2009. MMX plans to invest $40.1 million to improve operations in Minerminas in 2008 through 2009, in addition to the investments planned for the expansion of production at AVG. Engineering studies are currently being conducted in order to reach a production capacity of 10 million tons of iron ore in 2010.

Upon completion of the Spin-off Transaction, the remaining assets held by MMX will include MMX Corumbá Mineração Ltda., MMX Metálicos Corumbá Ltda., AVG Mineração S.A., Minerminas-Mineradora Minas Gerais Ltda., and MMX will have certain other rights as described in the Circular under "Spin-off Transaction – Certain Relationships Among MMX, LLX and IronX".

**Description of the Business**

The following is a description of the business of that MMX will conduct following completion of the Spin-off Transaction. See also "Mining Projects" below.

The business of MMX consists of the mining, mineral processing and production of iron ore for the steel industry.

*Principal Product and Operations*

MMX's Corumbá Project consists of 20 mineral rights controlled by MMX and one operating iron ore mine with a current capacity of 3.1 million tons of iron ore per year (the "Corumbá Mine") and a pig-iron mill that is currently under construction, and is expected to include a semi-finished steel products mill. MMX owns 70% of MMX Corumbá, and the remaining 30% is owned by MMX's controlling shareholder through Centential Asset which he controls. MMX Corumbá is the subsidiary that owns the Corumbá Mine. MMX also owns 99.9% of MMX Metálicos Corumbá, which subsidiary is directly involved in the building of the pig iron mill and will develop the proposed semi-finished steel products mill for processing iron ore from the Corumbá Mine.

MMX believes that the Corumbá Mine, upon reaching projected full production capacity, could produce as much as 4.9 million tons of iron ore per year. MMX currently transports the limited production from the Corumbá Mine via the Paraguay River.

Construction of the pig iron mill began in September 2006. The iron ore MMX plans to use in the pig iron mill will be purchased at market prices from MMX Corumbá. MMX plans to use pig iron as raw material for the production of semi-finished steel products at the MMX Corumbá steel products mill, with an estimated annual production capacity of approximately 450 thousand tons, and production is projected to start in August 2008. In January 2007, MMX obtained the required environmental licenses to build the semi-finished steel products plant from the State of Mato Grosso do Sul environmental agency.

On January 5, 2007, MMX entered into a five-year supply agreement with Cargill Incorporated ("Cargill") on a take or pay basis, under which MMX will supply 305 thousand tons of pig iron annually, of which 90% is deemed firm capacity.

MMX owns 8,717 hectares of farmland in the State of Mato Grosso do Sul, consisting of eucalyptus plantation, land for a nursery dedicated to developing clones and seedlings for eucalyptus trees, and land where MMX plans to develop an additional eucalyptus plantation. The eucalyptus MMX will grow will be transformed into charcoal to feed the pig iron furnaces at the pig iron mill. In addition to growing eucalyptus trees, MMX is planning to implement a reforestation program on third-party farmland.

The table below sets forth start-up dates for production in relation to the Corumbá Project. MMX expects to reach full production in 2009.

| Product | Initial date of production |
|---|---|
| Iron ore | December 2005 |
| Pig iron | August 2007 |
| Semi-finished steel products (billets) | 2009 |

With respect to the Serra da Farofa Iron Project, MMX believes that production capacity may be increased from the current 2.3 million tons to 5.8 million tons per year, given results of the Serra da Farofa Project Report (see "Mining Properties") and due diligence performed on AVG in connection with MMX's acquisition of AVG in December 2007. MMX believes that AVG may increase its overall efficiency and productivity, due to improvement in AVG's operational process, replacement of equipment near the useful life end, and implementation of maintenance procedures and routines. MMX management has approved an investment plan for AVG in 2008 and 2009, with a total estimated value of $32 million, of which $12 million has been allocated to current investments and $20 million to expansion investment. MMX plans to expand its investment in AVG to initiate a second stage in AVG's production capacity, which is expected to exceed the planned 5.8 million tons per year, and, for this purpose, MMX is continuing the engineering studies that will sustain the new expansion.

As of December 31, 2007, MMX had 177 employees in relation to its iron ore, mining, production and processing business.

*Stated Business Objectives*

MMX's main business objective is to establish a position among industry leaders in the long-term both in Brazil and internationally. MMX's business objective is based on six core principles:

- expected high-quality mineral products;
- experienced management;
- expected low production cost and competitive investments;
- vertical integration to produce diversified high value-added products; and
- environmental and social responsibility.

*Milestones*

MMX believes that the most significant events that must occur in order for MMX to meet its business objective stated above are as follows:

- undertake aggressive drilling programs;
- conduct the sale of a minority stake in the Corumbá Project to a strategic investor;
- pursue new acquisitions of high-level mining assets; and
- search for new mining opportunities (in iron-ore and other mineral substances).

*Competitive Conditions*

The international iron ore market is highly competitive. Several large producers dominate this market. The principal factors affecting competition are price, quality, range of products offered, reliability and transportation costs.

The Company expects that its largest competitors in the Asian market will be located in Australia and include affiliates of BHP Billiton and The Rio Tinto Corporation, as well as Companhia Vale do Rio Doce ("CVRD"), located in Brazil. Although the transportation costs of delivering iron ore from Australia to Asian customers are generally lower than MMX's as a result of Australia's geographical proximity, the Company believes it will be able to remain competitive in the Asian market for two principal reasons.

First, steel producers generally seek to obtain the types (or blends) of iron ore that can produce their intended final product in the most economical and efficient manner. The Company believes that its iron ore will have low impurity levels which generally lead to lower processing costs. For example, the Company expects the alumina content of its iron ore will be very low compared to Australian ore. Traditionally, Australia and Brazil have been two of the largest exporters of iron ore, due to the high-quality of their ore deposits.

However, in recent years the average percentage of hematite in ore mined in Australia has declined from 80% to 35%. This trend has resulted in greater demand for hematite from Brazil, which is often mixed with iron ore from Australia or elsewhere to raise the quality of the iron ore to levels demanded by consumers. Second, steel mills often develop sales relationships based on a reliable supply of a specific mix of iron ore.

Principal producers are as follows: Iron Ore Co. (Canada); Quebec Cartier Mining Co. (Canada); Luossavaara Kiirunavaara AB (Sweden); Societé Nationale Industrielle et Minière (Mauritania); Kumba Resources (South Africa); affiliates of BHP (Australia); affiliates of Rio Tinto (UK); and affiliates of CVRD (Brazil).

The Brazilian iron ore market is highly competitive with a wide range of smaller producers in addition to CVRD. In addition to pricing, quality and reliability are important competitive factors as well. The Company believes that the planned integrated transportation and logistics of its projects, as well as the high-quality ore and its technical services

will make MMX a strong competitor in domestic sales. Prevailing export market prices, with adjustments negotiated to compensate for lower transport costs to domestic customers, influence iron ore sales in the domestic market.

*Market for Securities*

The common shares of MMX will continue to trade on the *Novo Mercado* segment of the BOVESPA under the symbol "MMXM3", and the GDSs of MMX will continue to trade on the Toronto Stock Exchange under the symbol "XMM".

**Mining Properties**

***Corumbá Project***

At the request of MMX, Dr. Neal Rigby, MIMM, Leah Mach, CPG and S E E Joahansson, MSAIMM of SRK prepared a report dated March 10, 2008 entitled "MMX Mineração e Metálicos S.A. NI 43-101 Technical Report Corumbá Iron Project Brazil" (the "Corumbá Project Report"). Ms. Mach, Mr. Joahansson and Dr. Rigby are "qualified persons" and independent of MMX within the meaning of NI 43-101. See "Experts".

The following description of the Corumbá Project has largely been summarized from the Corumbá Project Report and readers should consult the Corumbá Project Report to obtain further particulars regarding the Corumbá Project. Readers should consult MMX's profile at www.sedar.com for a complete copy of the Corumbá Project Report.

*Project description and location*

The Corumbá Project is located near the city of Corumbá in the state of Mato Grosso do Sul, Brazil, near the border with Bolivia. The project consists of several prospects and one operating mine, which is called Mine 63. MMX controls 20 mineral rights in the Corumbá Project, covering 9,495.98 hectares, more particularly described below:

| DNPM Process | Expiration Date | Former or Actual Owner | Area (hectares) | Metal | Permit Type |
|---|---|---|---|---|---|
| 004.019/48 | None | SBI/EBX Corumbaense (former name of MMX Corumbá ) | 349.33 | Mn | Mining Concession |
| 004.084/58 | None | SBI/EBX Corumbaense | 375.74 | Fe | Mining Concession |
| 868.046/05 | 08/09/08 | EFB/MMX Corumbá | 930.20 | Fe | Exploration Permit |
| 868.083/05 | 23/06/08 | Albertina/EBX Corumbaense | 58.98 | Fe | Exploration Permit |
| 868.090/05 | 08/09/08 | EFB/MMX Corumbá | 25.46 | Fe | Exploration Permit |
| 868.126/05 | 03/11/08 | EFB/MMX Corumbá | 116.34 | Fe | Exploration Permit |
| 868.138/05 | Pending | EFB/MMX Corumbá | 700.95 | Fe | Survey Request |
| 868.251/05 | Pending | EBX Corumbaense | 2.02 | Fe | Survey Request |
| 807.200/71 | None | Luiz Arthur | 995.62 | Fe | Mining Request |
| 823.955/71 | Pending | Mario Sérgio | 370.04 | Fe,Mn | Exploration Permit |
| 868.253/05 | 13/09/09 | MMX Corumbá | 635.24 | Fe | Exploration Perrmit |
| 868.045/05 | 08/09/08 | Eike Batista/MMX Corumbá | 406.69 | Fe | Exploration Permit |
| 003.275/65 | None | Gabrielle Haralyi | 499.80 | Fe | Mining Request |
| 003.276/65 | None | Gabrielle Haralyi | 500.10 | Fe | Mining Request |
| 003.277/65 | None | Gabrielle Haralyi | 392.10 | Fe | Mining Request |
| 806.106/68 | None | Mineração Dobrados | 491.00 | Fe | Mining Request |
| 806.107/68 | None | Mineração Dobrados | 279.48 | Fe | Mining Request |
| 806.108/68 | None | Mineração Dobrados | 500.00 | Fe | Mining Request |
| 824.873/71 | None | Mineração Dobrados | 999.45 | Fe | Mining Request |
| 868.252/05 | 13/09/08 | MMX Corumbá | 867.44 | Fe | Exploration Permit |

The resources and reserves described in the Corumbá Project Report are completely contained within the mining and exploration concessions. The Mine 63 reserves are restricted to the areas covering the mining concessions 004.019/48 and 004.084/58. The registered owner of these two mining concessions is Sociedade Brasileira de Imóveis ("SBI"). MMX is the present owner of 004.084/58 through a purchase agreement and is awaiting the change of ownership from Brazil's National Department of Mineral Production ("DNPM"). MMX Corumbá controls 004.019/48 through a lease agreement with SBI. At the Urucum Ne Exploration Target, two exploration permits are held by MMX Corumbá and other areas are controlled by the Haralyi family as individuals or through Mineração Dourados. The permits held by individuals of the Haralyi family are in the process of being transferred to Mineração Dourados. MMX Corumbá executed a contract in July 2006 with the Haralyi family in which it was agreed that

MMX Corumbá would purchase all shares in Mineração Dourados once all the permits were transferred to Mineração Dourados.

In order to maintain the exploration permits in good standing, the holder must:

- Pay an annual tax per hectare to DNPM until the end of exploration.
- Pay expenses incurred by DNPM during inspections of the exploration area; and
- Submit an exploration work report before the expiration date of the term.

In order to maintain the exploitation permits (mining concessions) in good standing, the holder must:

- Pay the Financial Compensation for the Exploitation of Mineral Resources ("CFEM") tax;
- Pay the surface owner a compensation of 50% of the CFEM tax; and
- Present an annual report by March 15 of each year, describing all aspects of the mineral exploitation

There are no royalties on the Corumbá Project property. There are no known environmental liabilities in relation to the mineral rights and its previous owners. MMX Corumbá has been granted the following licenses and permits to conduct exploration and operate Mine 63:

- Permit for disturbance of vegetation for the installation of mine infrastructure and for mining operations covering 19.3 hectares;
- Permit for disturbance of vegetation for the execution of geological surveys covering 8.11 hectares;
- Operating license (and renewal thereof); and
- Operating license for the use of groundwater in the mine operations.

MMX has informed SRK that no other permits are required to conduct exploration or operate Mine 63.

MMX Corumbá does not own the surface rights in the area of Mine 63, but has lease agreements with the owners. Part of the area is on SBI land and part is on the Fazenda Sao Francisco do Urucum. The lease agreement with the owner of the farm includes access to the plant area, and permission to use an area of 6 hectares for the tailings facility and to collect materials for the tailings dam from a 4 hectare area. MMX Corumbá has permission from the landowners to conduct exploration on the Urucum Ne resources area.

*Accessibility, climate, local resources, infrastructure and physiography*

The Corumbá Project is located approximately 19.5 kilometres by road from the city of Corumbá, Mato Grosso do Sul, Brazil. Access is by paved highway BR-262 for 16 kilometres and then by unpaved roads. Urucum Ne is located at about 5 km eastern of Mine 63. Access is by paved highway BR-262 for 10 km form the city of Corumbá and then by unpaved road for 10 km. The climate in the project area is determined by factors related to geography and elevation, which ranges from less than 100 metres in the lowland depression near the city of Corumbá in Brazil and Puerto Suarez/Puerto Quijarro in Bolivia, to more than 1,000 metres in the iron-rich mountains close to the Bolivian border. The climate is tropical with marked rainy and dry season. The dry period lasts for four to five months from May to September. The rainy season occurs from December to February. Annual average rainfall is 1,500 millimetres at the higher elevations and 1,000 millimetres in the lowlands.

Three geomorphologic units are present in the study area: the Mato Grosso Plains and Mato Grosso Lowlands, the Paraguay River Depression and the Urucum-Amolar Residual Plateaus. The elevation above mean sea level ranges from approximately 60 to 80 metres in the Paraguay River Depression to over 1,000 metres in the Residual Plateaus, which include Morraria do Urucum and Serra do Rabicho. Elevations in the area range from 500 to 1,000 metres.

Mine 63 and Urucum Ne lies in an area originally covered by cerrado type vegetation and deciduous forests. The Brazil cerrado biome is typically represented by grasses, shrubs and small trees. In the upper parts of the iron-rich mountain ranges closer to the city of Corumbá, the soil supporting this vegetation tends to be acidic.

The deciduous and semi-deciduous forests in the project area are restricted to the remains of gallery forests and pockets of forests found in environmental conservation areas and on the slopes of mountain ranges.

The city of Corumbá has excellent transportation and infrastructure and can be accessed by road, air or river. The Paraguay River allows transport to ports in Bolivia, Paraguay, Uruguay and Argentina, providing excellent logistic options for the shipment of goods and products. Corumbá has a population sufficient to provide workers for the mine. The water for the project comes from wells inside the project area. Empresa Energética do Mato Grosso do Sul SA supplies electricity to the project area by a 34.5kV transmission line.

The buildings for Mine 63 include central administrative offices in the city of Corumbá, a maintenance shop for the plant facility, a kitchen and dining room for 200 employees, a change room, warehouse, a laboratory and a small administrative office at Mine 63.

*History*

Mining has gone on in the region for some time, but the first mining decrees were issued in 1881 for the area of Morraria do Urucum. The area of Mine 63 is comprised of two mining permits from DNPM. This area has a long mining history related to the Laiz and Ema Mines, which are located in the MMX mining concessions. In 1958, SBI started mining in the Laiz Mine area, with the extraction of colluvial iron ore. The RoM was dry beneficiated producing 80,000 tons of lump ore. The ore was transported by conventional trucks to a pig iron plant belonging to the same group, located near the SBI port. In 1973 due to the low price of pig iron, work at the pig iron plant stopped, the related mining operations and the ore dressing activities were suspended. After 1974, SBI constructed a processing plant to beneficiate the iron and manganese ore, in place of the old steel plant. This plant had the capacity to beneficiate 140,000 tons per year or iron ore and 30,000 tons per year of manganese ore. During this time the Laiz and Ema Mines were opened. Both mines were designed to produce iron ore by open pit and manganese ore by underground methods. This project was in operation until 1986. From 1974 to 1986, SBI produced 425,000 tons of Lump type iron ore and 420,500 tons of manganese ore. Between 1985 and 1993, the mining activities were restricted to underground manganese mining while the operations were leased to Companhia Paulista de Ferro Ligas. From 1993 to 2000, SBI leased the underground manganese mine and open pit mine to Minefer LTDA. After 2000, the mining activities were restricted to mining and beneficiation of iron ore at the Laiz Mine. SBI sold the iron ore as RoM to the Sidersul/Vetorial Group, who processed the ore using the Laiz Mine's mobile plant. In August 2005, EBX Corumbáense, presently MMX Corumbá, acquired the mineral rights for these mines, as well as the existing beneficiation plan. After refurbishing the existing mobile crushing plant, MMX started iron ore mining and processing operations at Mine 63 in January 2006. In July 2006, MMX started operating the main plant and the first batch of lump ore was shipped through Ladario Port later that month. There has been no production at Urucum Ne

The exploration methods of the previous owners of the Corumbá Project are unknown. However, it is the understanding of the MMX geologists that there was no exploration as such and that mining proceeded based on the surface expression of the iron bearing rocks. Exploration activities in the Urucum Ne area were initiated in the mid 1900's by Nicolas Haralyi, a mining engineer, and continued by his son Nicolau, a mining engineer and geologist. Exploration by the Haralyi's considered of hand-excavated shafts on a 200m grid. MMX initiated an exploration campaign in this area in February 2007.There are no records of investments by the former owner in this area. MMX has invested about US$28 million, on acquiring mineral rights, exploration, beneficiation plant, environmental work and other studies. MMX has spent about US$306,000 in exploration and US$1.0M in acquisition of mineral rights at Urucum Ne. An additional US$13M must be paid once all mineral rights are transferred.

*Geological setting*

The Corumbá Project lies within the Urucum iron-manganese district which is located along the Brazilian-Bolivian border and extends into eastern areas of both Paraguay and Bolivia, and includes an area of 200 square kilometers. The Urucum deposits are associated with BIF, locally known as jaspelites that are found in the Banda Alta Formation. The regional geology consists of Proterozioc-age igneous and metamorphic rocks, granite intrusions, and acid intrusives. The rocks are in faulted and unconformable contact and are overlain by Quaternary sedimentary deposits which account for approximately 60% of the cover in the area.

The mineralization at Mine 63 is hosted in deposits of colluvium and eluvium, and the mineralization at Urucum Ne is hosted by colluvium. Mine 63 is located on the western flank of the Urucum Mountain which is composed of rocks of the Jacadigo Group overlying the basement granite and gneisses.

*Deposit types*

The iron ore of the Jacadigo Group is described as jaspelite, banded hematite or BIF. In the central part of the basin there is an interlayering of hematite laminae and ferruginous jasper. In the margin of the basin there is no banded characteristic, passing to a chemical sedimentation with major clastic contribution. In the marginal parts of the basin and on top of the iron sequence, there is a polymictic conglomerate with ferruginuous cement.

In the area of the Urucum Mountain, the central part of the basin, the average iron content in the banded hematite reaches 60.5% at the base of the Banda Alta Formation, decreasing upward to 55%. At the margins of the basin the iron content is about 50% at the base decreasing to 35% at the top of the iron sequence.

The resources and reserves at Mine 63 and Urucum Ne are contained within elluvial and colluvial deposits related to the weathering of the jaspelites and BIF.

*Mineralization*

The mineralization at Mine 63 is hosted in deposits of colluvium and eluvium. The eluvium is located on the flank of Urucum Mountain and was formed by in situ silica leaching and the subsequent enrichment of iron in the jaspelite of the Banda Alta Formation. The colluvium consists of a detrital deposit that forms an elongate fan at the base of the Urucum Mountain. The iron grade in the colluvium is higher near the source rock and decreases with the distance from the source. The mineralization at Urucum Ne is hosted in colluvium deposits.

*Exploration*

MMX Corumbá conducted the first exploration on the property in May 2006. Although mining occurred on the property prior to the acquisition by MMX, no exploration had been done.

The first exploration work by MMX in the region of Mine 63 was the excavation of a series of hand dug exploration pits. Following this stage of exploration, a core drilling program was implemented using a Brazilian contractor, Geosol-Geologia e Sondagens Ltda ("Geosol"). The drilling extended the grid in the colluvium to the north and also twinned some of the exploration wells. Additional exploration consisted of channel samples collected during the pre-stripping phase of the mine where vertical samples were taken in the face of the mountain and surface mapping at a scale of 1:5000. The exploration identified a large area of mineralization associated with colluvium and Eluvium. SRK considers the methods used by MMX to be appropriate for this type of deposit.

In February 2007, MMX Corumbá started an exploration campaign of Urucum Ne in which shafts were manually escaved to bedrock or to a maximum depth of 5.0m. The shafts were centered on 100m, 200m and 400m grids.

*Drilling*

The first drilling at Mine 63 was initiated in November 2005 by MMX. Geosol conducted all drilling. The holes were drilled to an average depth of 16 metres, with a maximum depth of 40 metres with core size of 6.4 centimetres. All drillholes were vertical and no downhole surveys were taken because of the short length of the holes. The mineralization forms a shallow zone, from less than 1 metre to about 40 metres, over the bedrock and is best drilled with vertical holes; the lack of downhole surveys is not a concern in these short holes. A total of 201 holes were drilled with an aggregate of 2,162.5 metres of drilling.

Drilling in the colluvium area is on a north-south grid with sections 200 metres apart and the holes spaced at 100 metres on section. The drill core was placed in wooden boxes approximately 1 metre long with 3 sections to contain the core. The drill intervals were marked with wooden plates and the recovery was measured by the drill contractor with supervision by MMX personnel. The core was photographed, logged, split and sampled by MMX personnel in a core facility at Mine 63.

The drillhole collars are marked with a small concrete slab with the hole number inscribed on an aluminium tag. The drill hole collars were surveyed by BXF, a survey company headquartered in Ladario, Mato Grosso do Sul. The

wells were excavated by pick and shovel to a maximum depth of 16 metres and were 1.5 metres square. The shafts were sampled in vertical channels by MMX personnel. Channel samples were taken during the pre-stripping phase of mining.

The excavation of exploration shafts in the Urucum NE area began in February 2007. The exploration shafts were excavated manually with pickaxes and shovels to a maximum depth of 5m and with plan dimensions of 1.5m x 1.5m. Material from the shafts was placed in separate piles for each 1m of depth; this material was used for metallurgical tests. Geological samples were collected in vertical channel samples located in the center of one wall of the shaft. The channel was 0.2m wide and 0.3m deep, and the length of the sample was determined by lithology. Shafts where the colluvium was less than 1.5m were not sampled.

The shafts were located on three different grids: 400m x 400m, 200m x 200m and 100 x 100m The 400 x 400 m spacing is the initial exploration grid. MMX plans to infill the grid spacing to 200 x 200m and 100 x 100m. 159 shafts were executed, totalizing703.42m.

*Sampling and analysis*

*Sampling Method and Approach*

The sampling of the core followed the customary procedures for iron ore in Brazil. The core was split lengthwise with breaks at lithologic contacts, and one-half of the core was bagged and the remainder was stored in wooden boxes. Intervals that were considered to be internal waste were not sampled and intervals within the bedrock were not sampled. The samples were numbered consecutively using a blind numbering sequence. Sample tags were placed in the sample bag and the bag was marked with the sample number as well.

Samples from shafts the wells were collected from vertical channels in one wall of the shaft. The channel is 10 centimetres wide and 15 centimetres deep and was sampled over the entire length of the mineralized zone in the shaft. The channel was made using a hammer and chisel and the sample was collected in a wooden box. The sample was then transferred to plastic bags. The samples were also numbered consecutively with blind numbers as with the drill samples. The channel samples are vertical and were collected from outcrops and benches using the same methodology as in the shaft samples.

At Urucum NE, a sample of 200kg is collected to provide enough material for a global sample, size fraction samples and for an archive with enough weight for duplicate tests if necessary. The colluvium with total thickness less than 2.0m was not sampled as 2m is considered to be a minimum mining thickness and because their metallogenic potential is considered lower. The sedimentary breccia domain is not considered as resources in this estimation, because it is very hard and massive making manual excavation difficult.

The unsampled intervals are considered waste and were assigned a value of zero for the compositing routine. The channel samples and shaft samples tend to be long intervals over the entire mineralized section of the unit. The drillhole samples are nominal 2 metre intervals with breaks at changes in lithology. The resulting database contains samples with highly variable sample intervals, many of which are longer than the compositing length.

SRK considers the samples to be representative of the mineralized zones and sections. The colluvial and eluvial material was sampled over the entire length of the mineralization, with the exception of the internal waste zone. The core recovery and the size of the shaft and channel samples are sufficient to provide a reliable database for resource estimation

*Sample Preparation and Analyses*

The sample preparation and analysis procedures have evolved during the project history. MMX originally used LCT for analysis of the shaft and channel samples; the lab is not internationally certified. The drill samples were analyzed at SGS. SGS has ISO 9001 (2000) and ISO 14001 (2001) certification. At the suggestion of MMX's Quality Control/Quality Assurance consultant, 5% of the total samples were sent to UT for check assays. At the suggestion of SRK, MMX decided to reassay all available pulps which were initially analyzed by LCT at SGS and to use the SGS laboratory for future work. Only 14 samples remain in the database with only the LCT analysis. Current laboratory QA/QC consists of using SGS internal controls, the use of a standard reference sample, and check assays of 5% of the samples at UT.

The initial preparation is done by MMX at the Mine 63 at the Mine 63 facility. The reduced sample is then shipped to the commercial laboratory for further preparation and analysis. The current sample preparation at SGS consists of:

- Drying in an oven at 100 degrees Celsius;
- Crushing to 90% less than 2 millimetres;
- Homogenization and splitting with Jones splitter to 250 to 300 grams;
- Pulverization to 95% less than 150 mesh; and
- Splitting to 125 grams.

At SGS, a 0.50 sample is combined with a lithium tetraborate solvent which is fused and poured into a mould to form a disk. The samples are analyzed by X-ray Fluorescence Spectroscopy. LOI is analyzed by heating the sample at 110 degrees Celsius for one hour, placing 1.5 to 2 grams of the sample in a crucible, heating at 1000 plus 50 degrees Celsius for one hour, cooling, and weighing the sample and crucible again. The LOI is calculated with a detection limit of 0.01%. The data is transferred directly from the equipment and stored in the Laboratory Management and Information System.

SGS internal QA/QC procedures consist of:

- LIMS software is used during the acquisition of data in the laboratory to eliminate errors in the manual entry of data. The software is also used in statistical treatment of the Quality control;
- Calibration of all critical equipment every six months;
- Daily verification of scales and spectrometers;
- 5% of the samples are weighed after each step of sample preparation, with 3% as an acceptable loss in sample weight;
- 5% of the samples are measured for sample size during preparation with 95% passing the mesh size being the acceptable value;
- The batch size is 40 samples. Duplicate samples are prepared for each 20 samples; standard reference samples are inserted in the sample stream at a rate of 1 in 20 samples and 1 blank sample is inserted in each batch; and
- Samples with anomalous results are repeated. If the repeat does not duplicate the original, then a new sample is prepared from the reject.

Analytical Solutions Ltd. reviewed the QA/QC data. LCT analyzed the shaft and channel samples and SGS analyzed the drillhole samples. 5% of the samples were sent to the UT Laboratory in Australia for check analysis, including 17 pulps originally analyzed by LCT. In general there was poor correspondence between the UT and LCT data. As suggested by other MMX consultants, the LCT data was not considered reliable for resource estimation and MMX decided to have all the pulps reanalyzed by SGS for use in the resource estimation. For check analysis purposes, a total of 82 pulps analyzed by SGS in 2006 were reanalyzed by UT. Both SGS and UT used fused disk (glass bead) XRF for determination of the major oxides. In general there is a good agreement between the two sets of data.

*Data Verification*

The data received from the laboratory is in electronic files and hard copies of the assay certificates. The data is entered into Excel spreadsheets with four sheets for collar coordinates, assays, downhole surveys, and lithologic information. The laboratory certificates are received as hard copies. During SRK's verification process for Mine 63 some problems were noticed with the values of the MnO variable where in some cases the values appeared to be from Mn and in others the values were MnO. SRK rebuilt the entire database using the original spreadsheets from SGS. After the database was rebuilt, SRK performed checks on 10% of the data against the assay certificates. SRK

also checked the drillhole collars against the database and also reviewed select lithographic intervals against the core photos and drill lots. SRK has verified 10% of the Urucum Ne database against assay certificates and found no significant errors. SRK did not independently collect samples for assay because the rock shows obvious mineralization and the database samples have undergone extensive assaying and check assaying.

*Mineral processing and metallurgical testing*

The bench test samples were composed of coarse rejects from 35 shaft samples. The eluvial area is well represented by the bench test samples. The samples in the colluvial area were taken in areas close to the source material and also at points at some distance from the source. The overall representative of the samples appears to be good. The procedures follow the standard NBR ISO 3082, which deals with the principles of iron ore sampling and preparation of samples.

The major contents of the samples are iron oxides and hydroxides in aggregate or in mixed particles. The principal mineral is hematite. Goethite/limonite is very porous and is found free or in interspersed among other iron oxide crystals and may show coloform texture bordering hematite aggregates. Martitic hematite is extremely rare and occurs as very porous crystals, with shapes varying from anhedric to subhedric and grain sizes ranging from cryptocrystalline to very fine. Specular hematite is also rare and occurs as elongate, oriented crystals, which are rarely aciciular. Quartz is anhedric and free of inclusions. Occasionally, quartz occurs within aggregates and shows a reddish discolouration due to a fine goethite/limonite cover. Kaolinite occurs freely, associated with goethite/limonite and sometimes overlain by it. Cryptocrystalline and lamellar manganese oxides occur freely associated to goethite/limonite and, rarely containing inclusions of hematite and quartz. Free leucoxene, probably a product of an alteration process of rutile, is present with goethite/limonite aggregates. Phosphorous is present in samples as apatite, which occurs in anhedric and subhedric crystals included in hematite or as an aggregate of cryptocrystalline crystals included or associated with goethite/limonite.

MMX Corumbá performed bench scale tests of partition and gravimetric concentration in order to evaluate the potential of the resources in Urucum NE area for the production of Lump and Sinter Feed. These tests were designed to evaluate the concentration properties of the resource considering mass and metallurgical recovery. The optimal methods obtained for concentration of the ore were based on gravity concentration processes. The first indicative tests with samples from Urucum NE showed good results for the production of iron ore products adequate for the current market. According to the technological characterization of the samples, approximately 57% of the mass of RoM can be transformed into Lump with average grades of 65% Fe and 5% SiO2 using dense media concentration (DMS). As with the Lump, the Sinter Feed also presented good indicative results. Partition and concentration tests are in progress with other samples from Urucum NE to increase the representativity both in the number of samples and in spatial and quality distribution.

*Mineral resource and mineral reserve estimates*

The following table sets forth the estimated Mineral Resources for Mine 63 of the Corumbá Project as of March 10, 2008:

***Measured, Indicated and Inferred Mineral Resources*** (1)(2)(3)

| Classification | Mt | Fe% | SiO2% | $Al_2O_3$% | P% | Mn% | $TiO_2$% | LOI% |
|---|---|---|---|---|---|---|---|---|
| Measured | 5.2 | 60.92 | 8.27 | 2.62 | 0.08 | 0.03 | 0.14 | 1.75 |
| Indicated | 40.4 | 51.90 | 16.81 | 2.67 | 0.06 | 0.53 | 0.14 | 1.51 |
| Stockpiles | 0.1 | 60.40 | 9.28 | 2.53 | 0.08 | 0.05 | 0.14 | 1.69 |
| **Total Indicated** | **40.5** | **51.92** | **16.79** | **2.67** | **0.06** | **0.53** | **0.14** | **1.51** |
| Measured and Indicated | 45.6 | 53.06 | 15.85 | 2.67 | 0.06 | 0.47 | 0.14 | 1.54 |
| Inferred | 14.0 | 53.26 | 16.08 | 2.83 | 0.06 | 0.55 | 0.15 | 1.67 |

(1) The Mineral Resource estimates for Mine 63 at the Corumbá Project were estimated by Prominas, an independent geologic and engineering consultant company in Belo Horizonte under the supervision of MMX personnel and have been reviewed by Dr. Neal Rigby and Leah Mach of SRK, who are qualified persons under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(2) Mineral Resources are reported at a cut-off grade of 30% of Iron; tons are reported on a Wet Basis.

(3) Mineral Resources include Mineral Reserves.

The following table sets forth the estimated Mineral Resources for Urucum NE of the Corumbá Project as of March 10, 2008.

*Measured, Indicated and Inferred Mineral Resources* (1)(2)

| Classification | Mt | Fe% | $S_iO_2$% | $Al_2O_3$% | P% | Mn% | $TiO_2$% | LOI% |
|---|---|---|---|---|---|---|---|---|
| Measured | 3.17 | 55.23 | 15.2 | 3.09 | 0.056 | 0.12 | 0.18 | 1.72 |
| Indicated | 34.00 | 53.03 | 18.14 | 2.97 | 0.055 | 0.34 | 0.18 | 1.80 |
| Measured and Indicated | 37.17 | 53.22 | 17.89 | 2.98 | 0.055 | 0.32 | 0.18 | 1.79 |
| Inferred | 32.84 | 15.95 | 19.53 | 3.78 | 0.054 | 0.44 | 0.20 | 2.19 |

(1) The Mineral Resource estimates for Urucum NE at the Corumbá Project set out in the table above were estimated by Prominas, an independent geologic and engineering consultant company in Belo Horizonte under the supervision of MMX personnel and have been reviewed by Dr. Neal Rigby and Leah Mach of SRK, who are qualified persons under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(2) Mineral Resources are reported at a cut-off grade of 20% of Iron on a Wet Basis.

The following table sets forth the estimated Mineral Reserves for Mine 63 of the Corumbá Project as of March 10, 2008:

*Proven and Probable Mineral Reserves* (1)(2)(3)(4)

| Classification | Kt | Fe(%) | $SiO_2$(%) | $Al_2O_3$(%) | P(%) | Mn(%) | $TiO_2$(%) | LOI(%) |
|---|---|---|---|---|---|---|---|---|
| Proven | 4.3 | 61.03 | 8.26 | 2.55 | 0.08 | 0.03 | 0.14 | 1.67 |
| Probable | 25.0 | 54.74 | 14.96 | 2.51 | 0.06 | 0.43 | 0.14 | 1.45 |
| Stockpiles | 0.1 | 60.40 | 9.28 | 2.53 | 0.08 | 0.05 | 0.14 | 1.69 |
| **Total Probable** | **25.1** | **54.76** | **14.94** | **2.51** | **0.06** | **0.43** | **0.14** | **1.45** |
| **Total Proven and Probable** | **29.4** | **55.68** | **13.96** | **2.51** | **0.06** | **0.37** | **0.14** | **1.48** |

(1) The Mineral Reserve estimates for Mine 63 at the Corumbá Project set out in the table above were estimated by Prominas, an independent geologic and engineering consultant company in Belo Horizonte under the supervision of MMX personnel and have been reviewed by Dr. Neal Rigby and Leah Mach of SRK, who are qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(2) Tons are reported on a wet basis.

(3) Iron cut-off grade for Eluvium is 48.0% and Iron cur-off grade for Colluvium is 56.1%

(4) Average iron price is US$32.02.

MMX intends to upgrade a portion of the inferred material to indicated and a portion of the indicated material to measured and to increase the total amount of resources through an exploration program that includes 1,500 metres of shafts wells, geochemical analysis by size fraction, compete implementation of a QA/QC program and maintenance of data in database software. The total budget in 2007 for exploration work including additional targets, is US$1.2 million.

*Operations*

MMX started iron ore mining and processing operations at Mine 63 in January 2006. Current mining operations produce iron ore by surface methods. Initial production was processed through the refurbished mobile crushing plant which is no longer in use. In July 2006, MMX started operating the main crushing and washing plant and the first batch of lump ore was shipped through Ladario Port later that month. The Corumbá Project Report is based on annual ore production of 4.1Mtpy from Mine 63, producing 2.7Mt of Lump and Sinter iron products. To meet the processing rate, the average mining rate for total material movement (ore and waste) varies from 16,700 tpd to 17,550 tpd. Processing operations are scheduled for 24 hours a day and the mine production is scheduled to directly feed the processing operations.

Mine 63 is contract mined. The original surface mining contract was executed on January 14, 2006 for a three month period and has been renewed for four additional periods. The mine operates 348 days per year with three shifts per day. The surface operations include: topsoil removal; ripping, drilling and blasting; loading and haulage; and general maintenance and services.

The iron ore products from Corumbá are transported to the Ladario Port on the Paraguay River from where they can be transported to domestic markets or to the Rosario and San Nicholas ports in Argentina. The export destinations are Argentina, Europe and China. Mine 63 is also very close to a rising pig iron market in the region of Corumbá/Campo Grande.

The plan for recovery of areas impacted by mining includes the following actions during mining operations at Corumbá:

- After the authorization to proceed with the vegetation removal in the mining areas is given, the topsoil is removed and stockpiled during the mining period;

- Training program for the orientation of professionals on operational planning and best practices of environmental administration of mining project;

- As soon as the mine slopes and areas reached the final geometry, in any point of the mine life, those surfaces receive stabilization treatment, in a way to provide efficient drainage; and

- Once the terrain recovery is done a topsoil layer is applied and it will be revegetated with native seeds.

The following areas will go through recontouring and a permanent revegetation recovery after the mine operations are completed: tailings dam; mining areas and plant and waste dumps. Each of these areas will go through the following rehabilitation program: recontouring; vegetation species selection; conditioning and reconditioning of berms and pit walls; and maintenance agricultural practices. After the implementation of the reclamation plan, a monitoring system will be implemented, which will monitor flora, fauna and human activity.

The SRK life of mine plan ("LoM") and economics for Mine 63 are based on the following assumptions:

- Reserves of 29.4 Mt at an average grade of 55.7% iron;

- A mine life of eight years, at a designed rate of 4,101 ktpy;

- An overall average process recovery rate of 55% for Lump product and 11% for Sinter product over LoM;

- Mining costs per tonne of product are based on contract mining and are US$3.45 for 2008 and US$3.30 for the remaining LoM, and Process costs per tonne of product are US$3.79 for 2008 and US$2.98 for the remaining LoM.

- Process costs are as shown:

  - RoM ore-crush and wash-US$3.26/t-product

- G&A costs are shown below:

  - Sundry costs-mine planning, quality control, administration- US$1.90/t-product for 2008 and US$1.58/t-product for the remaining LoM,

  - Product transport-mine to port- US$1.99/t-productfor 2008 and US$1.78/t-product for the remaining LoM,,

  - Port terminal cost are included in the sales expenses, and

  - Corporate costs-misc- US$2.22/t-product for 2008 and US$1.78/t-product for the remaining LoM.

- A cash operating cost of US$8.55/t-ore (US$12.97/t-product combined).

- Total capital costs of US$35.8 million have been spent in 2005, 2006 and 2007. These capital costs are amortized/depreciated in accordance with MMX supplied straight-line depreciation methods. However, the capital costs are not included in the financial model.

- Annual sustaining capital costs totalling US$26.8 million LoM are include. MMX included mine closure costs in the sustaining capital. There is no provision for salvage value.

The base case economic analysis results indicate an after-tax net present value of US$76 million at a 10% discount rate.

***Serra da Farofa Iron Project***

At the request of MMX, Leah Mach, CPG, M.Sc., of SRK, prepared a technical report for MMX dated January 25, 2008 entitled "Serra da Farofa Iron Project" (the "Serra da Farofa Project Report") in accordance with NI 43-101. Leah Mach is a "qualified person" within the meaning of NI 43-101. See "Experts".

The following description of the Serra da Farofa Iron Project has been summarized from the Serra da Farofa Project Report and readers should consult the full Serra da Farofa Project Report to obtain further detail regarding the Project. The Serra da Farofa Project Report is available for review under MMX's SEDAR profile at www.sedar.com.

*Property Description and Location*

The Project is controlled by AVX Mineração S.A. ("AVX"), a 100% owned subsidiary of MMX. MMX, through AVX, acquired 100% of the issued and outstanding shares of AVG Mineração S.A. ("AVG") on December 3, 2007. The Project is located within the municipalities of Brumadinho, Igarape, and Sao Joaquim Bicas, approximately 60km southwest of Belo Horizonte, and approximately 560km northwest of Rio de Janeiro in Minas Gerais State, Brazil, and consists of two contiguous licenses in the Serra da Farofa area in the Serra Azul Mountain Range, located near the city of Igarapé in the southwest part of the Quadrilátero Ferrífero (Iron Quadrangle). Both licenses lie between 20°00'S and 20°12'S and between 44°26'W and 44°28'W.

The land tenure of the Project consists of Mining License 801.908/68 and Exploration License 5182/58 comprising a combined total of 426.66ha. Mining License 801.908/68 lies within the area called Serra da Farofa and Exploration License 5182/58 lies in an area called Grota Moinho do Messias (both areas being referred to collectively as "Serra da Farofa"). The holder of the two licenses is Companhia de Mineração Serra da Farofa ("CEFAR"). AVG has a 25-year lease agreement (Mining Lease 2.355/79) with CEFAR, which was initiated on January 1, 1996. This lease allows AVG to mine the 351.8164ha area of the mining license for iron ore and manganese and to conduct exploration on the exploration license.

AVG has a lease agreement with Mineradora Minas Gerais Ltda. ("Minerminas") which allows Minerminas to mine the western portion of the Mining License, an area of 199.9568ha. There is currently a request for subdivision of the original area covered by the mineral rights, which would reduce AVG's license to 151.8590ha in the eastern portion of the license. The remaining 199.9568ha in the western portion would be leased to Minerminas. There are presently two notices of violation by Fundação Estadual do Meio Ambiente ("FEAM") for discharge of tailings through the spillway for disposal of tailings in a mine pit without the proper license. Motions have been filed with for reconsideration and the decisions are pending. If AVG is found to be liable, the assessments would be R$54,000 and $11,700, respectively.

CEFAR owns the surface rights to the majority of the Property covered by the Mineral Licenses. AVG controls the Western portion of the surface rights under the mineral license through its lease with CEFAR.

AVG signed a final version of a Conduct Regulation Agreement ("CRA") with the State Attorney General's Office on 05/15/07 as a result of Civil Inquest 003/2004, initiated by the District Attorney's Office of Itabirito, Minas Gerais, as well as from administrative procedure 01/2003, in the Judicial District of Belo Vale, Minas Gerais. The procedures asked for a determination of possible environmental damage arising from mineral exploration without authorization from the necessary public agencies. AVG promised to pay a fine in the amount of R$7,000.00, on behalf of the Association of the Historical, Artistic and Environmental Heritage of Belo Vale – APHAA-BV, as a compensatory measure for irreparable damage caused to the environment as a result of having conducted mineral exploration without an environmental license.

The current Tailings Storage Facilities in the project area are sufficient for the current mine life, however, for the expansion planned by MMX, it will be necessary to build another dam in the area near to the mine. The land will have to be acquired and the environmental license approved, which licensing process has been commenced and is expected to be completed in 2008.

*Accessibility, Climate, Local Resources, Infrastructure and Physiography*

From Belo Horizonte, the mine is accessed from federal highway BR-381, which is also known as the Fernão Dias Expressway connecting Belo Horizonte to São Paulo. The mine access road is located 60km southwest of Belo Horizonte on BR-381. The mine administrative buildings are 3km from BR-381 on the mine access road, which is a good unpaved road.

Belo Horizonte has two airports: the Tancredo Neves International Airport in Belo Horizonte provides direct access to Brazil's principal cities and other South American capitals while the Pampulha Airport offers flights to other cities in the state of Minas Gerais. Several major highways connect Belo Horizonte with other major Brazilian capitals including São Paulo (584km), Rio de Janeiro (444km), Salvador (1,372km), Brasília (716km) and Vitória (524km). The closest railway terminal is located 18km from the site in Brumadinho and the other is in Sarzedo, which is 35km away, both of which are located within the Belo Horizonte metropolitan area.

The region's climate is characterized by a humid subtropical climate, with hot, wet summers and dry winters. The average local temperatures range from 25°C in January during the summer to 18°C in August during the winter. The maximum rainfall occurs in December and January and varies between 240 to 320mm per month. May and June are the months with the minimum amount of rainfall with precipitation averaging less than 60mm per month. Total annual rainfall exceeds 1,000mm. The operating season is year round.

The nearest major city to the Project is Belo Horizonte, the capital of Minas Gerais state in Brazil. The Belo Horizonte metropolitan region is the third largest city in Brazil with a population of 4.4 million and covers an area of approximately 9,460km$^2$. The Serra da Farofa area and nearby Serra do Barreiro area have a combined population of approximately 30,000 inhabitants and is located within the metropolitan region of Belo Horizonte. The Project's proximity to the nearby metropolitan state capital provides excellent local resources and infrastructure including an international airport, rail and highway access as well as access to the power grid, water for processing and telephone service. The Project is an operating mine and is currently fully staffed with the necessary employees and contractors.

The Serra da Farofa's topography is part of the southeast extension of the Serra Azul that terminates at the Serra de Itatiauçú. Serra da Farofa is located in the Central Brazil Complex, which is the transition zone between the Scrublands and Atlantic Forest Biomes. Vegetation from both biomes can be found in the Complex. These include vegetation of the Atlantic Forest, Seasonal Forest, the Cerradão (Sclerophyll Forest), hygrophila communities, and areas covered by treeless fields or rupestrian fields.

The Project is located in a steep, mountainous terrain where forest and campestral vegetation have been identified. The ground cover corresponds to the ecological succession from submontane and semi-deciduous to seasonal or pluvial forest. The Project area is drained by two streams and the Serra da Farofa has a prominent east-west ridgeline, composed of resistant banded iron formation ("BIF"). The ridge elevation varies from 1,155m to 1,373m.

*History*

Iron mining in the Iron Quadrangle began in the nineteenth century with many small scale producers. Small scale mining work in the Serra da Farofa area was first initiated by Mineração Prima S.A. ("MIPRISA") and Engenharia e Construções S.A. ("CONVAP") at the start of the 1980's. A geological reassessment was made by Itaminas Comércio de Minérios S.A. ("Itaminas") in 1986, which led Itaminas to develop slightly larger mining operations than those of MIPRISA and CONVAP, which continued into the 1990's. In 1992, AVG took over operation of the Project and signed a 25-year lease agreement on January 1, 1996 with CEFAR, which holds the two licenses comprising the Project. In 2000, AVG completed a new geological assessment. Prior to 2002, the fines produced from the process plant (<9.0mm) were stockpiled. With the current favorable steel market, increased technology, and development of logistics, AVG is currently processing the fines into sinter feed. The project now recovers lump, sinter and pellet feed products from its operation.

Like most private iron mine operators in Brazil, AVG has not had extensive exploration programs. MMX, as owner of AVG, is now managing the project and has implemented an aggressive exploration and development program.

This includes, drilling, mapping, sampling, resource estimation, pit optimization, reserve estimation, and process evaluation using best industry practices. There are no published historic mineral resource estimates for the Project. The following table lists the production for the Project from 2004-2007:

Historic Production at the Project:

| Year | Processed Tons | Lump | Sinter | Pellet Feed | Total |
|---|---|---|---|---|---|
| 2004 | 1,778,074 | 541,663 | 460,392 | 167,020 | 1,169,075 |
| 2005 | 2,118,225 | 528,251 | 633,350 | 391,951 | 1,553,551 |
| 2006 | 2,351,555 | 419,905 | 688,847 | 520,092 | 1,628,845 |
| 2007 | 3,032,672 | 420,893 | 978,581 | 895,556 | 2,295,030 |

*Geological Setting*

The Project area lies within the Iron Quadrangle, near Belo Horizonte, Minas Gerais, Brazil, which has been studied since the 18th century and is one of the most important metallogenetic provinces in the world. The lithologies near Belo Horizonte are part of the Minas Supergroup, which includes the Caraça, Itabira, and Piracicaba Groups. This area is known for its BIF deposits. The rocks in the Minas Supergroup are dominated by supracrustal metasedimentary and metavolcanic rocks. Regional metamorphism reached the greenschist facies during multiple episodes of deformation. The local geology is broken in down into three groups: the Caraça, Itabira and Piracicaba Groups. The most abundant lithology found in the area is the Itabira Group. Here the Itabira Group is represented by two formations: the Cauê Formation, with its BIF units; and the Gandarela Formation, consisting of highly altered dolomites. Within the pit area, which extends along a NE to SW trend (approximately 300°) for 1.6km, the geology is dominated by the Batatal, Cauê, and Cercadinho Formations.

*Deposit types*

The deposits within the Minas Supergroup are characterized by fine, alternating layers of iron and silica minerals. The iron minerals typically are hematite or magnetite and the silica minerals are chert or quartz. Many of these formations have an iron content too low for profitable exploitation. However, with the formation of laterite during intensive weathering, silica is leached from the rock enriching the residual material in iron and creating a zone of potential iron mineralization. Occurrences of leached BIF's account for the world's main source of iron. The BIF's in the Iron Quadrangle are locally called itabirite and are composed of hematite and fine-grained quartz. Extreme lateritic weathering has produced zones nearly devoid of silica below which itabirites with enriched iron grade and hematite-magnetite are found.

*Exploration*

In 2000, AVG conducted its first geological assessment of the area, which served as a basis for conducting a drilling campaign in 2005. In 2007, AVG compiled all of the previous geological data into a database. This information taken from reports prior to 2005 included a total of 33 boreholes, 26 exploratory galleries, and 10 exploration shafts. The exploration data from that era lacked good survey control and is not included in the resource database. Like most private iron mine operators in Brazil, AVG and operators prior to AVG have not had extensive and detailed exploration programs. The exploration techniques employed by these companies are typical for small operators in Brazil. AVG had started to increase its exploration and will consider doing so under the ownership of MMX. The local mapping has been effective due primarily to the resistant nature of the canga and itabirite lithologies, afterwards extending to the phyllite bodies in the northern and southern parts of the areas. The canga caps were identified in association with laterites, structural features, and conglomerate. The exploration techniques have been successful in locating iron deposits for small operators. AVG is implementing exploration techniques which will meet industry best practices.

*Mineralization*

The mineralization at the Project consists of metamorphosed BIF subsequently affected by lateritic weathering processes. This results in a variety of different mineralization types. In general, the BIF is more resistant than the surrounding lithologies and therefore is a ridge forming material. In the Project area, the itabirites identified during geological mapping and in drillholes are mainly the friable type. Intercalations of compact hematite and/or soft hematite are observed in the friable itabirite. Hard itabirite also occurs at the base of the deposit and in axial planes of folds. Siliceous to semi-compact itabirites is a gradation between friable and compact itabirite and occurs in variations of enriched itabirite and in gradational contact with compact itabirites. There is also significant

enrichment of itabirite, along small fault zones. The mineralization is exposed along the Serra da Farofa for approximately 1.6 km.

*Drilling*

Drilling in the Project area by AVG and MMX was performed by Geologica e Sondagens Ltda. ("Geosol"), and Vórtice Sondagens E Serviços de Mineração, Ltda. ("Vórtice"). Both companies are based in Belo Horizonte and have experience with drilling in iron formations.

Drilling at the Project has focused on the Sera da Farofa area and all drillholes were drilled using a conventional drill rig. Most holes are vertical and average between 50 and 65m deep. The shallowest drillhole is 22.45m and the deepest is 108m deep. Seventy drillholes have been drilled at the Project. Thirty-three of the drillholes at the Project were drilled prior to AVG's management of the property. Between 2005 and 2007, AVG drilled eleven holes at Serra da Farofa. Since MMX's involvement with the Project began in 2007 an additional 26 drillholes have been drilled at the site.

*Sampling and Analysis*

*Sampling Method and Approach*

The sampling of the drill core begins with placing the drill core in wooden boxes, washed of all foreign material, and then being delivered to the logging area by a technician where they are placed either in the sun or under a roof until they are completely air dried. The drill core samples are photographed before and after sampling to record geological descriptions and sampling intervals. Geologic logging and identification of sample intervals are carried out by the project geologist and entered into an electronic database. Sampling is conducted only within the ferruginous zones. Sample intervals have a minimum length of 1m and a maximum length of 10m. All of core is photographed prior to logging and again prior to sampling. The preferred sample interval ranges between 3m and 10m. Internal material that is considered to be waste and material outside the ferruginous zones is not sampled.

Samples are collected by a trained sampler under the supervision of a technician or a geologist. The core is split lengthwise using a diamond core saw in the competent zones and a specially designed scoop in the highly weathered zones. The sample is placed in a plastic bag with a sample tag. The plastic sample bag is further marked in two places on the outside with the sample identification. The sample bags are then sealed and sent to the laboratory for physical and chemical analysis. The remaining core is archived for future reference.

The database contains samples with highly variable sample intervals, many of which are longer than the compositing length. SRK recommends that the sample length be set at a uniform length, with breaks for lithology, and that the internal waste intervals also be assayed to eliminate ambiguity in the assignment of a value to that material. SRK observed that samples crossed lithologic contacts and in at least one instance, a sample was taken across a zone where no core was recovered. SRK recommends that AVG establish a protocol to sample all internal waste zones as well as the margins external to the iron formation in order to provide a higher certainty of the actual ore grade and the potential internal waste material. SRK does not consider that these factors would have a material effect on the inferred resource stated in the Serra da Farofa Report.

*Sample Preparation and Analyses*

Prior to its acquisition by MMX, AVG performed all analytical work at its onsite laboratory. Exploration by MMX has utilized SGS Geosol Laboratórios, Ltda. ("SGS") located in Belo Horizonte. To verify the analytical results obtained by the AVG laboratory, MMX sent 60 samples from eleven holes for re-analysis at SGS. The results showed good correlation between the two labs with the analyses by SGS having slightly higher values.

Sample preparation at AVG's onsite laboratory begins with sample identification and assessing the conditions of sample preservation. All samples are analyzed using titration methods. The sample is dried at 100°C and then 0.5g of material is analyzed for percentage of $Al_2O_3$, Ca, Fe, FeO, Loss on Ignition ("**LOI**"), Mg, Mn, P, S, $SiO_2$ and $TiO_2$. The analysis data is recorded in the Information and Management System of the Laboratory ("LIMS"). Original, signed assay certificates and Microsoft Excel data files are both are provided to MMX.

Samples arriving at SGS from MMX vary in size and material. The sample is initially checked for sample identification and preservation conditions upon receipt. Samples are analyzed using the X-ray Fluorescence

("XRF") technique. The typical sample size is 2g and is analyzed for percentage of Fe, $Al_2O_3$, $SiO_2$, P, Mn, $TiO_2$, Ca, Mg and LOI. Data is recorded in the Lab's LIMS. The detection limit for LOI is 0.01% and is recorded in the LIMS.

The drilling program at Serra da Farofa does not yet include a rigorous quality assurance and quality control ("QA/QC") program of blanks, standards, and duplicates and AVG/MMX are relying on SGS internal QA/QC procedures. MMX is in the process of producing a set of standards to be used in all their drilling programs. Once these standard reference samples are complete, the QA/QC program will be instituted. The SGS analysis of pulps originally assayed by AVG indicates that the AVG laboratory results are acceptable. SGS is ISO approved and is an internationally recognized laboratory, but SRK recommends that the QA/QC program be initiated as soon as possible so that AVG will meet industry best practices. For the purposes of the inferred resource stated in the Serra da Farofa Project Report, the analyses are acceptable.

*Security of Samples*

Samples are collected by a trained sampler under the supervision of a technician or a geologist. AVG personnel supervise all sample security. The drill core is collected from drill sites, logged and sampled under the direct control of AVG.

*Data Verification*

The SRK data verification procedure involved comparisons between the original hard copy data sheets and the resultant electronic data files. Approximately 20% of the electronic database entries were verified by comparing the electronic assay files to the original assay certificates provided by SGS in PDF format. The assay intervals from the electronic database were verified to the original hand written AVG sample sheets. Drill core recovery for all drillholes was reviewed to verify that samples from within the mineralized zones were representative. The core recovery from throughout the mineralized area ranged from very good to excellent. SRK did not independently collect samples for assay because the rock shows obvious mineralization and the database samples have undergone check assaying and data verification. Also, the mine has been in operation for some years, producing iron product.

*Mineral Resources and Mineral Reserves*

The drillhole sample database was compiled by MMX and verified by SRK and is determined to be of high quality. The database consists of 11 core holes drilled by AVG and 26 core holes drilled by MMX. The average depth is 57m and the total drilled is 2,106m. Sixteen of the holes were drilled vertically and the remainder were drilled at about 70° from horizontal. The drillholes are sampled only in the mineralized rock. A total of 1,337m have been sampled, with sample intervals ranging between 1 and 16m with an average of 6m. A total of 220 samples have been analyzed.

A geological model was created from the database and was used in the resource estimation. The database was composited on 6m lengths downhole from the collar with breaks at lithologic boundaries. The resource estimation was accomplished through an inverse distance squared ("ID2") algorithm, using a minimum of two and a maximum of 12 composites for estimation of a block and matching the lithology of the composite with the lithology of the block. The classification as inferred is based on the drillhole spacing of a 200m grid.

The following table sets forth the tonnage and grade of the inferred resource at a cutoff of 20% Fe at the Project:

**Inferred Resource at Serra da Farofa Mine***

| Rock Type | Mt | Fe(%) | $SiO_2$(%) | $Al_2O_3$(%) | P(%) | MN(%) | LOI(%) |
|---|---|---|---|---|---|---|---|
| Friable Itabirite | 88.5 | 54.6 | 19.2 | 1.4 | 0.04 | 0.02 | 1.0 |
| Canga | 9.0 | 59.5 | 4.1 | 4.2 | 0.24 | 0.02 | 5.7 |
| Compact | 1.3 | 39.4 | 43.2 | 0.3 | 0.01 | 0.01 | 0.2 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Itabirite | | | | | | | |
| Total | 98.7 | 54.9 | 17.6 | 1.7 | 0.06 | 0.02 | 1.4 |

*Tonnage is on a wet basis

*Mining Operations*

The Serra da Farofa Mine is an operating open pit mine, which processed about 3Mt in 2007, producing 2.3Mt of Lump, Sinter Feed, and Pellet Feed. The mining operation at Serra da Farofa consists of classic mining methods of drilling, blasting, excavation, loading, and transport. In previous years, the fine fraction from the process plant was stockpiled near, and partially in, the mine. AVG is also currently processing the fines stockpile.

AVG mines with its own employees and equipment and also contract operators and equipment. The mine operates with two shifts Monday through Saturday mining waste and one shift Monday through Saturday mining material for the process plant.

The heterogeneity of the rock makes the mining process difficult, necessitating careful excavation to avoid contaminating the itabirite with low grade or waste material. As a result, blocks of hard itabirite may be observed in the mine, impairing the development of the mine.

The transport distance from the mine to the process plant is between 0.55 to 1.6km and from the mine to the waste dump is between 1.55 to 2.5km. The plant has three dumping points: the crusher, crusher stockpile and reprocessing plant. There are two waste sites, one of them for hard itabirite and the other for laterite. Drainage from the watershed south of the mine is directed and contained at the bottom of the pit at the south part of the mine where it is dissipated by percolation and evaporation with solids being removed during the dry season, and drainage from the watershed north of the mine is directed and contained by the protection dike at the overburden pile.

There are three small-diameter drills, one company-owned and two rented. Fuel consumption is approximately 22L/hr worked. Productivity is 9m/hr with an average of 1,980m/month per piece of equipment. The lifespan of the bits is 200m drilled for itabirite. Blasting is usually done on Mondays, Wednesdays, and Fridays on average twice a day.

The laboratory was constructed in 2002 and has been expanded twice, in 2003 and 2005. It has a nominal capacity of 16 samples a day and is staffed by one laboratory technician and seven laboratory assistants. Routine analyses at the lab are Fe, $SiO_2$, $Al_2o_3$, P, Mn, and LOI. The laboratory performs sample prep, size screening, and wet analysis.

The beneficiation plant is located at the mine. Production capacity is 2.4Mt with 75% recovery of lump, sinter, and pellet feed. The relocation of the ITM/concentration is currently underway, placing it outside of the resource area with the forecast of doubling the current annual production.

Mine waste rock is deposited at the Cobras Dike waste dump, located southwest of the mine. There is a containment dam at the base of the pile to control outwash of fine material. A second waste dump is to be constructed northwest of the area in a depleted mine pit. The dike has a maximum height of approximately 20m with the crest at the approximate height at 1,105m. The downstream slope averages 23°.

AVG has a spot market for sales of medium-grade lump to pig iron mills in Sete Lagoas, Divinópolis and Lagoa da Prata. The monthly sales average is 32kt. The sinter feed is marketed through medium-term and long-term contracts. In terms of the domestic market, AVG supplies 30ktpm to Gerdau/Açominas, 100ktpm to CVRD. to the Cargo Terminal in Sarzedo. With Cosipa, AVG is developing sinter feed sales. The overseas market is handled through the Serra Azul Consortium, composed of AVG and J Mendes Mineração. The quota for this year is 500kt with a forecast of 1.65Mt for 2008. The current markets are located in China and Turkey, and in 2008, AVG expects to supply the German market. AVG has long-term contracts with CVRD, Gerdau Açominas and United Iron & Steel Pty Ltd. (Pioneer). AVG has a 40% interest in the railway platform in Sarzedo, located 36km from the mine.

After the mine is depleted, all altered areas will be revegetated. The depleted areas will be revegetated with native species, and the degraded areas will be rehabilitated with forest species.

*Exploration and Development*

As part of MMX's due diligence prior to the purchase of AVG, MMX commenced a drilling campaign to define resources at the Project; drilling is on going at the date of this report to increase resources and to upgrade the classification to indicated and inferred. MMX will be conducting pit optimization, mine scheduling, and an economic analysis during early 2008. MMX/AVG is also studying the possibility of treating the lower grade material, compact itabirite and/or high silica itabirite, to produce pellet feed. MMX plans to complete its initial studies on this subject in the near future.

There is a stockpile of fines located near, and in the Serra da Farofa pit. The stockpile was not added to the resource because of uncertainty as to the volume and bulk density of the pile. Further investigations into the volume and density should enable AVG to add this to the resource. Another source of potential resource is two stockpiles of fines from other mining operations. The company is developing studies to recover the fines and, again, plan to complete the initial phase in the near future.

On January 14, 2008, MMX announced that it had entered into an agreement with the shareholders of Minerminas, by which AVX, a direct subsidiary of MMX, would acquire 100% of the issued and outstanding shares of capital stock of Minerminas, subject to certain conditions. This purchase was completed in January 2008 at a purchase price of $125 million, payable in seven semi-annual instalments. AVX has merged the operations of AVG and Minerminas in order to achieve synergies and efficiency gains.

## SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") focuses on key items from the audited combined financial statements of MMX for the period from December 31, 2005 through to December 31, 2007 and the factors reasonably expected to impact future operations and results. For periods prior to the effective date of the Spin-off Transaction, the financial statements have been prepared in accordance with U.S. GAAP, and reconciled to Canadian GAAP, as if MMX was an independent entity and business from LLX and the business of IronX. This discussion should be read in conjunction with the audited combined financial statements of the Company for the period from December 31, 2005 to through December 31, 2007 and the related notes.

US GAAP varies in certain significant respects from Canadian generally accepted accounting principles. The Company has presented the nature of such differences in Note 23 to the combined financial statements.

This MD&A contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian securities laws concerning the business, operations and financial performance and condition of MMX, which involve a number of risks and uncertainties in addition to those noted elsewhere in the Circular (including all Exhibits thereto). Actual results may vary materially from the results anticipated by such forward-looking statements. See "Continually Statement Regarding Forward-Looking Statements" in the Circular and "Risk Factors" contained in the Circular and each Exhibit attached hereto.

Additional information on the Company is available under the Company's profile on SEDAR at www.sedar.com or on CVM at www.cvm.gov.br. All dollar amounts are in US dollars, unless otherwise stated.

### Business Overview And Overall Performance

MMX is a Brazilian-based company and is in the business of exploration and development of integrated mining, mineral processing and production of iron ore and intermediate products for the steel industry.

MMX's iron ore mining and intermediate steel products operations are organized into integrated independent systems named MMX Corumbá System and the AVX System (collectively, the "MMX Systems"). MMX will also have the option to retain a 50% share in the first pellet plant to be built at Açu Port, following completion of the Spin-off Transaction, pursuant to an agreement to be entered into with Anglo Brazil.

The Company's production, sales and revenues to-date have been primarily in connection with its operating iron ore mine under the MMX Corumbá System, which is in ramp-up phase.

In 2007, the Corumbá System produced 1,505,000 tons of iron ore and 60,000 tons of pig iron and sold 790,000 tons of iron and 5,000 tons of pig iron. The Company's total net revenue amounted at US$101.8 million and net loss at US$ 85.5 million.

The Company's common shares have been listed on BOVESPA *Novo Mercado* (symbol:MMXM3) since July 2006 and are included on the Special Corporate Governance Stock Index ("IGC"). In addition, since June 2007, MMX has had GDRs (symbol:XMM) listed for trading on the Toronto Stock Exchange ("TSX") , becoming the first Brazilian company to be listed on the TSX. Through the listing on the TSX, MMX is aimed at expanding the Company's shareholder base by attracting investors across the global mining market.

**MMX Systems Development Overview**

**MMX Corumbá System**

*Production and Operation*

The MMX Corumbá System consists of an iron ore mine and a beneficiation plant that commenced operation and production in 2005, and a pig iron plant with two blast furnaces: the first blast furnace commenced its commercial operations in August 2007 and the second blast furnace commenced operating in January 2008.

In 2007, the iron ore production reached 1,504 thousand tons, mainly of lump. Sales amounted to approximately 790 thousand tons, 99.93% to the export market. MMX expects to increase gradually Corumbá's annual iron ore production to 4.9 million tons per year by 2009.

The pig iron plant produced 60 thousand tons with 5 thousand tons of sales to the Argentinean market. With the second blast furnace in operation the pig iron plat reached its full production capacity, permitting the Company produces 400 thousand tons per year of pig iron.

The Company's net revenues for sales of iron ore and pig iron amounted to US$101.8 million in 2007.

In 2007 the Company entered into some long term agreements (2007-2012) to supply iron ore to clients in South America and Europe and is currently carrying out negotiations with other potential clients to supply test lots.

MMX Corumbá Metálicos entered into a long term supply agreement (2007-2012) with Cargill Incorporated ("Cargill"), in the beginning of 2007 with firm take and delivery obligations for approximately 75% of the total pig iron plants production. Cargill will have exclusive rights to market MMX Metálicos's pig iron acquired production from MMX Corumbá System worldwide with the exception of South America.

The Corumbá Project holds short term export financing lines with Brazilian banks. The Company intends to renew the short term lines or replace them with long term lines in 2008.

*Forestry Program*

MMX Corumbá has a Forestry Program focused on the development of the Company's own forest base to supply the charcoal needed to operate the pig iron operation in a sustainable and environmentally correct way. This goal will be reached in 2017 and is in line with the Conduct Commitment Term entered into with the Public Ministry of the Mato Grosso do Sul state in August 2006.

At the end of 2007, the Forestry Program had reached 2,750 planted hectares, among acquisition of planted forest and own plantation of 1,500 hectares in that year. The Company has acquired to-date approximately 8,780 hectares of land for its forest base.

All the project parameters are aligned to the Company's environmental policy, which prioritizes the sustainability of its undertakings, reconciling economic development with the preservation of the natural habitat.

*Logistics*

The production from the MMX Corumbá Integrated System is transported on barges down the Paraguay-Paraná River way to the ports of Rosário and San Nicolas in Argentina.

In order to guarantee the transportation of its production, the Company entered into long term agreements with local barge operators which will guarantee the transportation of approximately 2.3 million tons in 2008, with increasing capacity in the following years.

MMX is examining alternatives for the transportation of its production so as to reduce the impact of the river's dry period, such as the building of inventory in the Rosário Port, in Argentina. The use of Port Brasil, to be developed by LLX, is one of the alternatives being considered for the medium to long term.

***AVX System***

In December 2007 the Company, through its subsidiary AVX, concluded the purchase of 100% of AVG's shares, for US$224 million, to be paid in 5 annual instalments. The purchase price may accrete by a variable portion, capped at

US$50 million, subject to the attainment of the necessary environmental permits for certain mining rights, which may increase the mining reserves base of the acquired company.

AVG is located in the Serra da Farofa area, at the Serra Azul region, at the southwest side of the Iron Quadrangle in Minas Gerais State. The production is transported through a highway until the MRS Logística railroad and, from there the export production is shipped through the Sepetiba Port, in Rio de Janeiro State.

MMX has carried out technical studies which indicate that AVG's production capacity may be increased from the current 2.3 million tons to 5.8 million tons per year. The Company believes that AVG may increase its overall efficiency and productivity due to: 1) improvement in AVG's operational process; 2) replacement of equipments near the useful life end; and 3) implementation of maintenance procedures and routines.

To meet the expected capacity, the investment plan for AVG in 2008 and 2009 totals US$32 million, of which US$12 million will be for current investments and US$20 million for expansion investment.

In the future, MMX plans to expand its investment in AVG to initiate a second stage in AVG's production capacity, which should exceed the planned 5.8 million tons per year, and, for this purpose, is continuing the engineering studies that will sustain the new expansion.

On March 3, 2008, AVX agree to pay a total of US$115,625,000 in seven (7) consecutive semi-annual instalments to acquired Minerminas - Mineradora Minas Gerais Ltda. ("Minerminas"). The first instalment, in the amount of US$16,518,000, has already been paid and the remaining six (6) instalments, in the same amount, will be paid in the months of July and January, ending in January through to 2011.

According to information provided by Minerminas, the company produced approximately 700,000 tons of iron ore in 2007. Based on the Company's estimates, Minerminas production may reach 2.6 million tons in 2008 with the following breakdown: 550,000 tons of lump, 1.9 million tons of sinter feed and 150,000 tons of pellet feed.

Through AVX, the Company is integrating the operations of AVG with those of Minerminas, in order to achieve synergies and efficiency gains. MMX estimates that the integrated operations of AVX will result in iron ore production of 6.1 million tons in 2008, while engineering studies will be carried out to increase production to 8 million tons in 2009. For this, the Company plans to invest US$ 8.1 million in 2008 to improve operations in Minerminas, in addition to the investments planned for the expansion of production at AVG.

***Selected Annual Information***

*Year end 2007 Results*

The 2007 financial statements reflect the implementation phase of the Company's subsidiaries, represented by investments, costs and expenses related to the projects under development.

Listed below are the highlights of the last three financial years of the Company:

| **Financial Results** *(millions of US Dollars)* | **2007** | **2006** | **2005** |
|---|---|---|---|
| Net revenue: | 104.1 | 3.8 | - |
| Net financial income (loss) *(including exchange rate variation):* | 69.6 | (10.0) | 0.9 |
| General, sales and administrative expenses | 164.1 | 12.8 | 5.3 |
| Net income (loss): | (83.2) | (29.0) | (5.9) |
| | | | |
| Total Assets | 906.4 | 604.9 | |
| Cash and marketable securities: | 188.6 | 360.6 | |
| Gross debt: | 238.5 | 116.7 | |
| Shareholders equity: | 393.3 | 461.6 | |

The significant increase in net revenue reflects the ramp-up of iron ore production solely from the MMX Corumbá System, which started operating in 2005. In 2007 iron ore sales reached 790 thousand tons in comparison to 65 thousand tons in 2006. Also, iron ore prices in 2007 were on average 10% higher than in 2006.

The net financial income of US$69.6 million is the result of the US$110.2 million financial income which was partially offset by US$40.6 million financial expense. Financial income consists mainly of: (a) gains on derivative instruments, following the Company's risk management policy of hedging its capital expenditures; and (b) foreign exchange rate gain on assets. Financial expenses reflect the increase of gross debt to finance the investments.

The increase in total assets is explained by the consistent execution of the capital expenditure plan for MMX Corumbá, which is reflected in the increase in investment in property, plant and equipment from US$70.7 million in 2006 to US$396.9 million in 2007, as well as the increase in the gross debt.

**Liquidity and Capital Resources**

**Financing and investments**

The sources of funding necessary to finance the investments required for the various projects are being structured by MMX in conjunction with leading Brazilian banks.

Derivative Financial Instruments

The Company's subsidiaries have derivative financial instruments to manage their exposure on its foreign currency denominated debt instruments. The only purpose for which the Company's subsidiaries enter into derivative financial instruments is for cash flow hedging. Subsidiaries do not speculate by using derivatives. In order to reduce the impact of fluctuations in the exchange rate, the Company's subsidiaries have adopted a policy of entering into swap contracts.

By using derivative financial instruments to manage exposures to changes in exchange rates, the Company's subsidiaries expose themselves to credit risks and market risks. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the subsidiaries, which creates a credit risk for the subsidiaries. When the fair value of a derivative contract is negative, the subsidiaries owe the counterparty and, therefore, they do not pose a credit risk. Company subsidiaries reduce their credit risk in derivative financial instruments by entering into transactions with trustworthy counterparties.

Market risk, in this case, is the adverse effect on the value of a financial instrument that results from a change in currency exchange rates, managed by establishing and monitoring parameters that limit the types and degree of market risks that may be undertaken.

Management monitors and evaluates its overall position daily in order to evaluate financial results and impact on the subsidiaries' cash flows. All financial derivative instruments are marked-to-market at each balance sheet date, with the impact of changes in their fair value recorded as financial income (expenses).

During the years ended December 31, 2007, 2006 and 2005, gains of

US$10.5 million, US$0.1 million and US$0, respectively, were effectively realized and unrealized gains (losses) of (US$0.2) million, US$1.2 million and US$0 for the same periods mentioned above and both recorded in the statements of operations.

*Fair value of financial instruments*

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. Certain assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

The estimated fair values of financial instruments are as follows:

| *(thousands of US dollars)* | **December 31, 2007** | | **December 31, 2006** | |
|---|---|---|---|---|
| | **Carrying amounts** | **Fair Value** | **Carrying amounts** | **Fair value** |
| Financial assets: | | | | |
| Cash and cash equivalents | 36,875 | 36,875 | 1,355 | 1,355 |
| Derivatives financial instruments | (219) | (219) | 1,217 | 1,217 |
| Marketable securities | 151,680 | 151,680 | 359,196 | 359,196 |

| | | | | |
|---|---|---|---|---|
| Restricted cash | 24,271 | 24,271 | 67,952 | 67,952 |
| Financial liabilities: | | | | |
| Debt: | | | | |
| In foreign currency | 222,917 | 224,265 | 109,196 | 104,832 |
| In local currency | 6,002 | 6,002 | 6,163 | 6,163 |
| Notes payable: | | | | |
| In foreign currency | 172,815 | 172,815 | - | - |

Criteria, assumptions and limitations used to calculate the market value

*Cash and cash equivalents*

The accounting value approximates the market value of the trading securities due to the short-term maturity of these instruments.

Marketable securities and restricted cash

Both carrying amount and fair value of the marketable securities, including "the part restricted as collateral", are calculated based on current market rates applicable for such type of debt securities.

*Debt*

The fair value of the Company's debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers.

*Notes payable*

The fair value of notes payable is calculated and recorded through the discounting of the Company's cash flows using a market interest rate of 8%, as the notes are either non-interest bearing or low-interest bearing (see Note 13 in the combined financial statements).

*Derivatives financial instruments - swaps*

The fair value is determined based on quotations provided by the financial institutions which issued the financial instruments.

The following table presents the estimated fair values of the Company's derivative financial instruments as follows:

| *(thousands of US dollars)* | **Fair value** | |
|---|---|---|
| | **December 31, 2007** | **December 31, 2006** |
| Currency swap transactions: | | |
| For a $35,000 amount (Banco Pactual), maturing February 2007 | - | 777 |
| For a $20,000 amount (Unibanco), maturing February 2007 | - | 440 |
| For a $25.000 amount (Banco Pactual); maturing February 1, 2008 | (100) | - |
| For a $20,000 amount (Banco Pactual); maturing March 3, 2008 | (119) | - |
| Total | (219) | 1,217 |

Contractual Obligations and Commitments

| **Contractual Obligations** | **Payments Due by Period** *(in millions of US dollars)* | | | | | |
|---|---|---|---|---|---|---|
| | **Total** | **1st year** | **2nd year** | **3rd year** | **4th year** | **After 4th year** |
| Short Term Debt | 220.3 | 220.3 | | | | |
| Long Term Debt | 8.7 | - | 3.4 | 2.2 | 0.6 | 2.5 |
| Interest Short Term | 9.3 | 9.3 | | | | |
| TOTAL | 238.2 | 229.6 | 3.4 | 2.2 | 0.6 | 2.5 |

At December 31, 2007, the Company and its subsidiaries had commitments with suppliers of goods and services as follows:

| *(in thousands of US dollars)* | | | Balance of the contract |
|---|---|---|---|
| **Object of service contract** | **Date of signing** | **Due date** | **December 31, 2007** |
| Basic engineering, detailed engineering, supply management and implementation management | 4/12/2005 | 1/26/2009 | 21,828 |
| Contracts related to the operation of the of the processing plant of Mine 63 | 12/8/2005 | 2/28/2017 | 322,929 |
| Contracts related to supply of the raw material for Corumbá System | 1/8/2007 | 5/29/2009 | 20,648 |
| Others | | | 22,527 |
| Total | | | 387,931 |

*Business Outlook*

Notwithstanding the recent turbulences in financial markets, mainly in the USA, the emerging market economies, particularly in China and India, seem to keep growing based on strong domestic demand and investments in infra-structure, pushing steel production and consequently the mining products demand. This was clearly attested by the 65% increase in iron ore prices in 2008.

In this scenario, we expect economic growth in 2008 to remain high, although slightly lower than 2007, and the unbalance between iron ore demand and supply to last for the coming years, given the positive perspective for the sector.

**Share Capital**

As at April 30, 2008, the Company had a total of 304,609,840 common shares and 9,066,500 GDSs outstanding.

**Transactions With Related Parties**

| *(in thousands of US dollars)* | Assets | | Liabilities | |
|---|---|---|---|---|
| | **Dec 31, 2007** | **Dec 31, 2006** | **Dec 31, 2007** | **Dec 31, 2006** |
| MMX Metálicos Amapá | 5,861 | - | - | - |
| MMX Amapá | 81,918 | 36,293 | 34 | - |
| Bay Service | 2,727 | - | - | - |
| MMX Minas-Rio | 3,317 | 19,895 | 25 | 6 |
| MPX Mineração | 105 | - | - | - |
| OGX | 40 | - | - | - |
| EBX Siderurgia da Bolivia | 335 | - | - | - |
| Terminal de Cargas Sarzedo | 1,709 | - | - | - |
| GVA Mineração Ltda | 121 | - | - | - |
| LLX Açu | 26,621 | - | - | - |
| LLX Logística | 2,052 | - | - | - |
| LLX Minas-Rio | 115 | - | - | - |
| MMX Logística do Amapá | 928 | 7,738 | - | - |
| Other | 7 | 1,562 | - | 3 |

| | | | | |
|---|---|---|---|---|
| | 125,856 | 65,488 | 59 | 9 |
| Current | 123,691 | 65,488 | 59 | 9 |
| Long-term | 2,165 | - | - | - |

The chart above represents the transactions through which the Company provides funds to support the working capital needs of some of its subsidiaries.

Also, the Company and its subsidiaries are provided shared corporate services by EBX, a related party.

All such transactions are made under usual market conditions at arm's length.

**Off-Balance Sheet Arrangements**

The Company does not have any off-balance sheet arrangements.

**Critical Accounting Estimates And Assumptions**

The preparation of the combined consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined consolidated financial statements, and with respect to the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of inventories, property, plant and equipment, intangibles, deferred income tax assets, environmental liabilities, asset retirement obligations, valuation of derivative instruments and fair value of financial instruments. Actual results could differ from those estimates. The Company reviews the estimates and assumptions periodically.

***Derivative instruments and hedging activities***

The Company accounts for derivatives and hedging activities in accordance with FASB Statement no. 133 - Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

All derivative financial instruments are marked-to-market at each balance sheet date, with the impact of changes in their fair value recorded as financial income (expenses).

***Income taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

***Property, plant and equipment***

Property, plant and equipment are recorded at cost, including interest capitalized during the construction of major new facilities, less accumulated depreciation. Interest during the construction period on borrowings denominated in foreign currency is capitalized using contractual or average interest rates, exclusive of foreign exchange gains or losses. Depreciation on property, plant and equipment is or will be calculated on the straight line method over the estimated useful lives of the assets, as detailed in Note 10 in the combined consolidated financial statements. The mining rights are or will be amortized using the unit of production method. Timber resources are stated at cost, less accumulated depletion, which will be determined on the unit-of-production basis.

***Recoverability of long lived assets***

In accordance with FASB Statement no. 144 - Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant and equipment and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer

depreciated. The assets and liabilities of a disposal group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

**Changes In Accounting Policies**

**Adaptation to the Law 11,638/2007**

Law 11,638/07 was enacted on December 28, 2007, and amends and repeals provisions of Laws 6,404 and 6,385, which governed the preparation of financial statements for Brazilian companies, in order to adjust Brazilian Accounting Practices to the international financial reporting standards ("IFRS"), affecting the Company's net income and shareholders' equity, which are the basis for dividend and interest on equity payment. The Company is currently evaluating the potential impact of this law.

There were no changes in the Company's accounting policies in 2007, nor are any currently anticipated other then as discussed above.

**Dividends**

Brazilian Corporation Law and the by-laws of MMX require that the company distribute annually to shareholders a mandatory dividend, unless the mandatory dividend is suspended in the event the board of directors of MMX notifies the shareholders that such distribution is not advisable in light of MMX's financial condition. The mandatory dividend is equal to a minimum percentage of MMX's net profits for the prior year, as that amount may be adjusted in accordance with Brazilian Corporation Law. MMX's by-laws establish the minimum percentage at 25% of net profits set forth in the company's financial statements, as that amount may be adjusted in accordance with the Brazilian Corporation Law. The mandatory dividend may be made in the form of dividends or interest attributable to shareholders' equity, which may be deducted by MMX in calculating our income and social contribution tax obligations.

MMX has not distributed any dividends since its formation.

## DESCRIPTION OF SECURITIES

*Common Shares*

The capital stock of MMX is composed of a single class of common shares. Each common share entitles the holder thereof to one vote at all annual and extraordinary general meetings. Pursuant to MMX's by-laws and MMX's listing agreement with BOVESPA in connection with the listing of the common shares on the *Novo Mercado*, MMX cannot issue shares without voting rights or with restricted voting rights. As long as MMX remains listed on the *Novo Mercado*, it may not issue preferred shares. In addition, MMX's by-laws and the Brazilian Corporation Law provide that holders of common shares of MMX are entitled to dividends or other distributions made in respect of MMX common shares rateably in accordance with their respective shareholdings.

Pursuant to the *Novo Mercado*, the common shares have tag-along rights which enable their holders, upon the sale of a controlling interest in MMX, to receive in exchange for their shares the same price paid per common share of the controlling block.

According to Brazilian Corporation Law, neither MMX's by-laws nor actions taken at a shareholders' meeting may deprive a shareholder of the following rights: (i) the right to participate in the distribution of profits; (ii) the right to participate equally and rateably in any remaining residual assets in the event of liquidation of the company; (iii) pre-emptive rights in the event of issuance of shares, convertible debentures or subscription warrants, except in some specific circumstances under Brazilian Corporation Law (see "Pre-emptive Rights" below); (iv) the right to hold MMX's management accountable in accordance with the provisions of the Brazilian Corporation Law; and (v) the right to withdraw from MMX in the cases specified in Brazilian Corporation Law, including mergers or consolidations.

*Dividend policy*

MMX will distribute as dividends at least 25% of the net income of MMX for each fiscal year, as this amount may be adjusted pursuant to Article 202 of Brazilian Corporation Law, notwithstanding the possibility that management may decide to allocate part of MMX's income to reserves as set forth by law and in the company's by-laws.

*Redemption*

According to Brazilian Corporation Law, MMX may redeem its common shares by a decision taken in an extraordinary shareholders' meeting by shareholders representing at least 50% of MMX's outstanding shares. The share redemption may be paid with retained earnings, revenue reserves or capital reserves.

If the share redemption is not applicable to all shares, the redemption will be made by lottery. If custody shares are picked in the lottery and there are no rules established in the custody agreement, the financial institution will specify on a pro rata basis, the common shares to be redeemed.

*Pre-emptive Rights*

Except as described below, each shareholder has a general pre-emptive right to participate in any issuance of new shares, in proportion to its shareholding at such time, but the conversion of debentures into shares, the granting of options to purchase shares and the issuance of shares as a result of its exercise, are not subject to pre-emptive rights. Shareholders are also entitled to pre-emptive rights in the issuance of convertible debentures or any other shares or warrants. A period of at least 30 days following the publication of notice of the issuance of shares, convertible debentures and warrants is allowed for the exercise of the pre-emptive right, and the right may be transferred or disposed of for value. Under the terms of Article 172 of Brazilian Corporation Law and MMX's by-laws, the board of directors may exclude pre-emptive rights or reduce the exercise period with respect to the issuance of new shares, debentures convertible into common shares and warrants up to the limit of our authorized stock capital if the distribution of those securities is effected through a stock exchange, through a public offering or through an exchange offer for shares in a public offering the purpose of which is to acquire control of another company.

***Global Depositary Shares***

On February 5, 2007, MMX established a Global Depositary Share Program - Level 1, approved by the Brazilian Securities and Exchange Commission (CVM), with Banco Itaú as the custodian and The Bank of New York as depositary. The depositary subsequently retained CIBC Mellon Trust Company to act as a co-transfer agent of GDSs in Canada. Each issued and outstanding GDS currently represents one common share.

The rights of a holder of GDSs are set forth in the deposit agreement, among MMX, The Bank of New York, as depositary, and each holder of a GDS (the "MMX Deposit Agreement"). A copy of the MMX Deposit Agreement is available for inspection at the corporate trust office of the depositary, located at 101 Barclay Street, New York, New York 10286, as well as under the Company's SEDAR profile at www.sedar.com. The principal executive office of the depositary is located at One Wall Street, New York, New York 10286.

The depositary will execute and deliver Global Depositary Receipts, also referred to as GDRs in accordance with the Deposit Agreement. Each GDR is evidences a specific number of GDSs. Each GDS currently represents one common share (or a right to receive one common share) deposited with the principal São Paulo office of Banco Itaú S.A., as custodian for the depositary in Brazil. Each GDS will also represent any other securities, cash or other property that is distributed by MMX which may be held by the depositary on behalf of the GDS holders. The MMX common shares that are on deposit under the MMX Deposit Agreement, together with any securities, cash or other property held under the MMX Deposit Agreement are referred to as the "deposited securities".

The rights of GDS holders under the MMX Deposit Agreement belong to the registered holders of GDSs. All the GDSs will be registered in the name of Cede & Co., as the nominee of DTC. All persons other than Cede & Co. that hold interests in GDSs will hold security entitlements in GDSs directly or indirectly through securities intermediaries that are participants in DTC (which includes CDS).

As a GDS holder, you are not treated as a holder of common shares of MMX, and you will not have the same rights as shareholders of the Company. Brazilian law governs shareholder rights. The depositary is the holder of the common shares underlying the GDSs. As a holder of GDSs, you have GDS holder rights as set forth in the MMX Deposit Agreement. The MMX Deposit Agreement also sets forth MMX's rights and obligations and the rights and obligations of the depositary. New York law governs the MMX Deposit Agreement and the GDSs.

*Voting of Deposited Securities*

GDS holders have a right to instruct the depositary how to vote the common shares represented by the GDSs. The underlying common shares have voting rights. If MMX requests, a the depositary will notify GDS holders of the upcoming meeting and will arrange to deliver any meeting materials prepared by MMX to the GDS holders. The materials will describe the matters to be voted on and explain how a GDS holder, on a certain date, may instruct the depositary to vote the common shares or other deposited securities represented by his or her GDSs as such holder may direct.

If the depositary does not receive voting instructions from a GDS holder by the specified date, it may consider such holder to have authorized and directed it to give a discretionary proxy to a person designated by MMX to vote the number of the deposited shares represented by such holder's GDSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon, subject to certain exceptions as set out in the MMX Deposit Agreement.

***Share Dividends and Other Distributions and Rights***

The depositary must pay cash dividends or other distributions it or the custodian receives from MMX on the common shares or on other deposited securities, subject to restrictions imposed by applicable law and after deducting its fees and expenses. GDS holders will receive these distributions in proportion to the number of common shares represented by the GDSs held.

If MMX offers shareholders any rights to subscribe for additional common shares or any other rights, the depositary may make these rights available to GDS holders. If the depositary does not make those rights available to GDS holders, it may sell those rights and distribute the proceeds, net of fees and expenses, to GDS holders.

Securities laws may restrict the sale, deposit, cancellation and transfer of the GDSs issued after exercise of rights.

***Changes Affecting Deposited Common Shares***

If MMX undertakes any of the following events: (a) a change to the terms of the common shares; (b) a reclassification, split up or consolidation any of the deposited securities; (c) a distribution of securities on the common shares that are not distributed to GDS holders; or (d) a recapitalization, reorganization, merger, consolidation, sale of all or substantially all of its assets or any similar action, then the cash or securities received by the depositary will become deposited securities and each GDS will automatically represent the new deposited securities as well, unless additional GDSs are issued instead of an adjustment to the deposited share ratio. The depositary may, ask all GDS holders to surrender their outstanding GDSs in exchange for new GDSs representing new deposited securities.

**Deposit and Withdrawal**

**How are GDSs issued?**

The depositary will deliver GDSs if you or your broker deposits common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of GDSs in the names you request and will deliver the GDRs at its office to the persons you request.

**How do GDS holders cancel a GDR and obtain common shares?**

You may surrender your GDRs at the depositary's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the GDSs represented by that GDR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

**Fees and Expenses**

| Persons depositing or withdrawing shares or ADR holders must pay: | For |
|---|---|
| $5.00 (or less) per 100 GDSs (or portion of 100 GDSs) | • Issuance of GDSs, including issuances resulting from a distribution of common shares or rights or other property<br>• Cancellation of GDSs for the purpose of withdrawal, including if the deposit agreement terminates |
| $0.2 (or less) per GDS | • Any cash distribution to you |
| A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of GDSs | • Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to GDS holders |
| $0.2 (or less) per GDS per calendar year | • Depositary services |
| Registration or transfer fees | • Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares |
| Expenses of the depositary in converting foreign currency to U.S. dollars | |
| Expenses of the depositary | • Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) |
| Taxes and other governmental charges the depositary or the custodian have to pay on any GDSs or common shares underlying GDSs, for example, stock transfer taxes, stamp duty or withholding taxes | |
| Any charges incurred by the depositary or its agents for servicing the deposited securities | • No charges of this type are currently made in the Brazilian market. |

**Amendment and Termination**

**How may the deposit agreement be amended?**

We may agree with the depositary to amend the deposit agreement and the GDRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of GDS holders, it will not become effective for outstanding GDSs until 30 days after the depositary notifies GDS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your GDSs, to agree to the amendment and to be bound by the GDRs and the deposit agreement as amended.

**How may the deposit agreement be terminated?**

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collection distributions on the deposited securities, (3) sell rights and other property, and (4) deliver shares and other deposited securities upon cancellation of GDRs. One year or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the GDR holders that have not surrendered their GDRs. It will not invest the money and has no liability for interest. The depositary's only obligations will be to account for the money

and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expense of the depositary that we agreed to pay.

**Limitations on Obligations and Liability**

***Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of GDSs***

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

- are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
- are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;
- are not liable if either of us exercises discretion permitted under the deposit agreement;
- have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other person;
- may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary's own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

**Requirements for Depositary Actions**

Before the depositary will deliver or register a transfer of GDSs, make a distribution on GDSs, or permit withdrawal of shares or other property, the depositary may require:

- payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;
- satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
- compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver GDSs or register transfers of GDSs generally when transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

**Your Right to Receive the Shares Underlying your GDSs**

You have the right to cancel your GDSs and withdraw the underlying common shares at any time except:

- When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of common shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our common shares.
- When you owe money to pay fees, taxes or similar charges.
- When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to GDRs or to the withdrawal of common shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

**Pre-release of GDSs**

The deposit agreement permits the depositary to deliver GDSs before deposit of the underlying shares. This is called a pre-release of the GDSs. The depositary may also deliver shares upon surrender of pre-released GDSs (even if the GDSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive GDSs instead of shares to close out a pre-release. The depositary may pre-release GDSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or GDSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of GDSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

**Shareholder communications; inspection of register of holders of GDSs**

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of GDSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the GDSs.

## CONSOLIDATED CAPITALIZATION

Other than changes that will result in connection with the Spin-off Transaction, there have been no other material changes to the consolidated share and loan capital of the Company since December 31, 2007.

## OPTIONS TO PURCHASE SECURITIES

*Securities Authorized for Issuance Under Equity Compensation Plans*

The following table provides details of compensation plans under which equity securities of MMX are authorized for issuance as of the financial year ended December 31, 2007.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (2) | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (3) |
|---|---|---|---|
| Equity compensation plans approved by securityholders(3) | 70,620 | 67.09 | 51,725 |
| Equity compensation plans not approved by securityholders | (4) | (4) | (4) |
| Total | 70,620 | 67.09 | 51,725 |

(1) The Share Incentive Plan was approved at a Special Meeting of Shareholders of the Company held on April 28, 2006, and provides that the Board may grant stock options to the Company's managers, executive officers and related parties in an amount not to exceed 1% of the issued and outstanding common shares of the Company. All stock options granted under the plan vest as to 20% annually commencing in the first year of grant, with each 20% portion expiring in the year following its vesting.

(2) Represents the number of common shares reserved for issuance upon exercise of outstanding stock options.

(3) Based on the maximum number of common shares reserved for issuance upon exercise of stock options under the Share Incentive Plan of 66,705, after deducting all of the options that have been exercised under the Share Incentive Plan since inception of such plan.

(4) See "Individual Compensation Arrangements" below.

*Individual Compensation Arrangements*

In addition to the Company's Share Incentive Plan, MMX approved a stock option program in order to motivate and provide long-term incentives for key executives pursuant to which Mr. Batista, Chairman, Chief Executive Officer and controlling shareholder of MMX, has granted options to acquire MMX common shares that are owned by him in favour of executive officers and managers. These option grants will not result in a dilution to securityholders as they are exercisable for already outstanding common shares issued to and owned by Mr. Batista.

## PRINCIPAL HOLDERS OF SECURITIES

To the knowledge of MMX, as of the date hereof, the only shareholder that beneficially owns or will own following the Spin-off Transaction, directly or indirectly, more than 10% of the issued common shares of MMX is Mr. Batista, who currently owns 9,641,990 common shares representing approximately 63% of the issued and outstanding common shares of MMX.

## PRIOR SALES

There have been no issuances or sales of securities by MMX within the past 12 months other than in connection with the exercise of stock options. See "Options to Purchase Securities above.

## PRICE RANGE AND TRADING VOLUMES

*Common Shares*

The common shares of MMX trade on BOVESPA under the symbol "MMXM3". The following sets out the reported high and low prices and the aggregate trading volumes of the common shares on BOVESPA for the periods noted. All $ figures below are in Reais.

| | High | Low | Volume |
|---|---|---|---|
| | ($) | ($) | |
| **2006** | | | |
| July(1) | 10.30 | 10.00 | 85,700 |
| August | 10.63 | 10.19 | 100,000 |
| September | 10.20 | 9.69 | 10,700 |
| October | 10.19 | 10.00 | 12,500 |
| November | 11.21 | 10.00 | 62,700 |
| December | 11.50 | 11.13 | 30,300 |

(1) The MMX shares commenced trading on BOVESPA on July 24, 2006

| | High | Low | Volume |
|---|---|---|---|
| | ($) | ($) | |
| **2007*** | | | |
| January | 13.25 | 11.62 | 144,000 |
| February | 17.00 | 11.62 | 364,100 |
| March | 19.88 | 16.75 | 266,400 |
| April | 21.25 | 19.75 | 201,400 |
| May | 28.25 | 21.50 | 331,500 |
| June | 28.28 | 24.25 | 235,200 |
| July | 27.50 | 25.43 | 502,200 |
| August | 27.75 | 22.00 | 902,100 |
| September | 33.25 | 23.75 | 797,500 |
| October | 39.00 | 31.50 | 635,200 |
| November | 40.25 | 36.35 | 672,300 |
| December | 48.75 | 39.75 | 589,500 |

| | High | Low | Volume |
|---|---|---|---|

| | ($) | ($) | |
|---|---|---|---|
| **2008*** | | | |
| January | 47.50 | 39.75 | 900,000 |
| February | 45.00 | 41.25 | 1,084,000 |
| March | 47.50 | 44.00 | 1,060,300 |
| April | 56.40 | 47.00 | 17,131,500 |

*GDSs*

The GDSs trade on the Toronto Stock Exchange under the symbol "XMM". The following sets forth the reported high and low prices and the aggregate trading volumes of the GDSs on the Toronto Stock Exchange for the periods noted. All figures shown below are in Canadian dollars.

| | High | Low | Volume |
|---|---|---|---|
| | ($) | ($) | |
| **2007*** | | | |
| June(1) | 15.25 | 14.35 | 40,690 |
| July | 15.50 | 14.37 | 5,631,914 |
| August | 16.20 | 11.28 | 1,739,240 |
| September | 17.97 | 11.84 | 381,986 |
| October | 22.17 | 17.30 | 552,680 |
| November | 22.91 | 20.71 | 552,605 |
| December | 27.02 | 22.06 | 618,937 |

(1) The GSDs commenced trading on the Toronto Stock Exchange on June 27, 2007

| | High | Low | Volume |
|---|---|---|---|
| | ($) | ($) | |
| **2008*** | | | |
| January | 26.00 | 22.00 | 379,989 |
| February | 26.30 | 23.50 | 482,201 |
| March | 28.00 | 25.50 | 155,767 |
| April | 34.45 | 27.00 | 381,209 |

* Adjusted for stock splits effected in January 2007, July 2007 and April 2008.

## DIRECTORS AND OFFICERS

The following table sets forth the name, state and country of residence, position held with MMX, principal occupation for each person who is a director and/or an executive officer of MMX. The statement as to the common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers as a group is based upon information furnished by the person concerned and is as at the date of this Circular.

| Name, Residence, Position with the Company and Age(1) | Director Since | Principal Occupation |
|---|---|---|
| **Eike Fuhrken Batista**<br>Rio de Janeiro, Brazil<br>Chairman and Chief Executive Officer, Director<br>Age: 49 | December 6, 2005 | Chairman and Chief Executive Officer |
| **Eliezer Batista da Silva**<br>Rio de Janeiro, Brazil<br>Honorary Chairman<br>Age: 82 | December 6, 2005 | Honorary Chairman |

| Name, Residence, Position with the Company and Age[(1)] | Director Since | Principal Occupation |
|---|---|---|
| **Nelson Guitti**<br>Rio de Janeiro, Brazil<br>Chief Financial Officer<br>Age: 46 | - | Chief Financial Officer and Investor Relations Officer |
| **Adriano José Negreiro Vaz Netto**<br>Rio de Janeiro, Brazil<br>Administrative & HSEC Officer<br>Age: 39 | - | Administrative & HSEC Officer |
| **Dalton Nosé**<br>Rio de Janeiro, Brazil<br>Chief Operating Officer, Metallics<br>Age: 57 | - | Chief Operating Officer, Metallics |
| **Joaquim Martino Ferreira**<br>Rio de Janeiro, Brazil<br>Chief Operating Officer, Mining<br>Age: 51 | - | Executive President and Chief Operating Officer, Mining |
| **José Luiz Amarante**<br>Rio de Janeiro, Brazil<br>Chief Commercial Officer<br>Age: 52 | - | Chief Commercial Officer |
| **Luiz do Amaral de França Pereira**[(2)]<br>Rio de Janeiro, Brazil<br>Director<br>Age: 71 | July 23, 2007 | Independent Member of the Board of Directors |
| **Samir Zraick**[(2)]<br>Rio de Janeiro, Brazil<br>Director<br>Age: 65 | April 28, 2006 | Independent Member of the Board of Directors |
| **Raphael de Almeida Magalhães**<br>Rio de Janeiro, Brazil<br>Director<br>Age: 75 | April 28, 2006 | Member of the Board of Directors |
| **Hans-Juergen Mende**<br>Switzerland<br>Director<br>Age: 62 | April 28, 2006 | Independent Member of the Board of Directors |
| **Peter Nathanial**[(2)]<br>New York, United States<br>Director<br>Age: 36 | April 28, 2006 | Independent Member of the Board of Directors |
| **Michael Stephen Vitton**<br>New York, United States<br>Director<br>Age: 48 | April 28, 2006 | Member of the Board of Directors |
| **Gilberto Sayão**<br>Rio de Janeiro, Brazil<br>Director<br>Age: 36 | April 28, 2006 | Independent Member of the Board of Directors |

(1) Under Brazilian Corporation Law, each executive officer must be a Brazilian resident but is not required to be a shareholder of our Company. Furthermore, not more than one-third of the members of our board of directors may serve as members of our board of executive officers at any given time.

(2) Member of Audit Committee.

As of the date of this Circular, MMX's directors and officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, a total of 9,818,405 common shares, representing approximately 64% of the issued and outstanding common shares of the Company.

The following is a brief biography of each of the directors and officers of the Company, including any other principal occupations during the last five years.

**Eike Fuhrken Batista**: *Chairman of the Board of Directors, our CEO and our controlling shareholder.* Mr. Batista studied metallurgical engineering at the University of Aachen, Germany. Since his graduation, he has been a highly successful entrepreneur, running the EBX Group for over 20 years and becoming world-renowned in the mining industry. He also had a tenure as Chairman, President & CEO of TVX Gold, Inc., a corporation whose main shareholder was our controlling shareholder, with shares traded on the Toronto and New York Stock Exchanges.

**Eliezer Batista da Silva**: *Honorary Chairman of our Board.* Mr. Eliezer Batista holds a bachelor's degree in civil engineering from the Federal Engineering and Architecture University of Parana. He is a former Minister of Mines and Energy for Brazil, Secretary of Strategic Affairs for Brazil and former Chairman and CEO of VALE and Rio Doce International. He is currently an acting member of the Russian Academy of Science and of the World Business Council for Sustainable Development. He also currently sits on the boards of directors of numerous Brazilian corporations, such as Aracruz Celulose S.A., Santista Têxtil S.A., Cimpor Brasil S.A., Klabin S.A., Sharp S.A. Equipamentos Eletrônicos, and Inepar S.A. Indústria e Construções, and serves on the board of directors of the Rio de Janeiro State Federation of Industries (Firjan).

**Nelson José Guitti Guimarães:** *Chief Financial Officer and Investor Relations Officer.* Nelson Guitti has a degree in Civil Engineering from the Rio de Janeiro Federal University (UFRJ), with a specialty course in Petroleum Engineering from Petrobras University and an MBA from the COPPEAD Business School (UFRJ). During his career of more than 23 years with the Petrobras System, he was CFO of Petrobras Distribuidora S.A. and Strategy and Planning Officer of Petrobras Gás S.A. - GASPETRO.

**Adriano José Negreiros Vaz Netto:** *Administrative and HSEC Officer.* Mr. Adriano Vaz holds a bachelor's degree in economics from the Cândido Mendes University, a master's of business administration in finance from the Pontifícia Universidade Católica in Rio de Janeiro (PUC-Rio) and a master's of business administration in marketing from the Rio de Janeiro Federal University Business School (COPPEAD/UFRJ). Mr. Vaz completed a specialized course in Strategic Planning at the University of Michigan and has more than 15 years experience in the fields of Strategic Planning as well as Sales and Marketing, working for major Brazilian corporations such as Brasil Telecom and Banco Boa vista.

**Dalton Nosé:** *Chief Operating Officer, Metallics.* Mr. Dalton Nosé holds a bachelor's degree in metallurgical engineering from the Mauá Technology Institute and completed the Senior Leadership Program from the Massachusetts Institute of Technology in 2005. Mr. Nosé has more than 30 years of experience in the global metallurgy sector. Before joining MMX, he spent 20 years with the Korf Group and was also an officer of CVRD, CST, Usiminas and Siderar. He specializes in project development and the implementation of new industrial technologies.

**Joaquim Martino Ferreira:** *Executive President and Chief Operating Officer, Mining.* Mr. Joaquim Martino holds a bachelor's degree in electrical engineering from the Pontifical Catholic University of Minas Gerais State and completed a specialty program in mining and finance. He has 27 years of experience in implementing and running industrial projects including working as Superintendent for the Casa da Pedra (CSN), Pelletizing and Metals Officer of CVRD, Officer of Carajás Mine and Director of the Port of Ponta da Madeira. He has also sat on the Management and Advisory Boards of joint ventures established by CVRD and several European and Asian companies.

**José Luiz Amarante:** *Chief Commercial Officer.* Mr. José Luiz Amarante was formerly at CVRD International and Rio Doce Manganês, where he was named Director. He has a 28-year of experience in mining sector, mainly in the CVRD system, where he worked for 23 years. Mr. Amarante holds a mining engineering degree from Escola de Minas de Ouro Preto and a postgraduate degree from Escola de Minas de Paris.

**Luiz do Amaral de França Pereira**: *Member of our Board and of our Audit Committee.* Mr. França Pereira is an Independent Member of the Board of Directors. Mr. França holds a degree in Civil Engineering from the Federal University of Paraná and participated in the Stanford Executive Program, at Stanford University, as well as several

other courses in business management and corporate finance. Currently, he is managing partner of Três Rios Consultoria e Planejamento Ltda., acting as an independent corporate and financial consultant for several companies, and is a member of the Instituto Desiderata's Fiscal Council. He has been a director of several companies in the EBX Group. He has been a director of Santana Participações e Empreendimentos Ltda. (formerly Caemi), having worked for the Caemi Group for more than three years, where he held the positions of CFO and Investor Relations Officer as well as member of the Board of Directors of CMM - Caemi Mineração e Metalurgia - and several of its subsidiaries. He was Executive Vice-President of the Monteiro Aranha Group for seven years and a member of the Board of Directors of certain of its subsidiaries. He also worked for the Vale do Rio Doce Group for thirteen years, holding different executive positions, and then for seven years as Vice-Chairman of the Board, CFO, Executive Vice-President and Investor Relations Officer. He was also member of the Board of several Vale subsidiaries. He was also an executive officer in several companies in the Bozano, Simonsen Group. Mr. França, actually, also sits on the Board of Directors of a MPX Energia S.A. and a LLX Logística S.A. and is a Member of the Audit Committee of MMX.

**Samir Zraick**: *Member of our Board and of our Audit Committee.* Mr. Samir Zraick is an engineering graduate from the Rio de Janeiro Pontificial Catholic University Polytechnic School in 1964. He earned his master's degree in electronic engineering from the Delft University in the Netherlands in 1966. Later, he earned his PhD from the Faculté des Sciences de l'Université de Paris in 1970. He worked at VALE between 1971 and 1986 in a variety of positions, including as Chief Financial Officer, and was responsible for the structuring financing package for the construction of the Carajás Project. Between 1986 and 1998 he acted as Finance and Development Director for Caemi Mineração e Metalurgia S.A., serving on the Board of Directors of Minerações Brasileiras Reunidas S.A. - MBR and Quebec Cartier Mining Co. — QCM. More recently, he served on the Strategic Committee of VALE. Mr. Zraick also sat on the Board of Directors of Canico Resources until its acquisition by VALE in 2005. He has been a member of the Board of Directors of Embraer since March 2006.

**Raphael de Almeida Magalhães**: *Member of our Board.* Mr. Magalhães is a law graduate from the Rio de Janeiro Pontificial Catholic University. Between 1964 and 1965, he was Vice-Governor and Interim Governor of the State of Rio de Janeiro. He was elected Federal Congressman for ARENA from 1967 through 1970. In 1971, he became the President of the National Federation of Private Insurance Companies. During the 1980s he was Secretary of State for Education and Culture in the State of Rio de Janeiro. During the two-year period between 1986-1987, he was the Minister of Pension and Social Assistance. Currently, he is a member of the board of directors of Companhia de Seguros da Aliança do Brasil.

**Hans Mende**: *Member of our Board.* Mr. Mende worked for the Thyssen Group (1968-1986), responsible for International Raw Material Trade in various executive positions, ultimately as President of Thyssen Carbometal. Co-founder, shareholder and President of the AMCI Group since 1986, a global international coal mining group with operations in the United States, Europe, Australia, China and Southern Africa. He earned a master of business administration from the University in Cologne in Germany (1967). Currently non executive Chairman of Alpha Natural Resources, a large publicly-listed coal mining company in the United States. Also on the board of Quintana Maritime, another public company listed on the NASDAQ. Quintana is a shipping company operating a large fleet of coal and iron carriers. Board member of private companies including OKD in the Czech Republic, AMCI Australia, Whitehaven Pty Ltd, Australia.

**Peter Nathanial:** *Member of our Board and of our Audit Committee.* Mr. Nathanial was born in Australia and joined Citigroup over 15 years ago. He occupied leadership positions within Citigroup based in Zurich, London, Moscow, and Warsaw. Mr. Nathanial later worked in Citigroup's global restructuring group in New York for three years, where he was responsible for major restructurings and turnarounds in the U.S. and internationally. From 2004 to 2006 he was head of the Citigroup Global Risk Oversight. As of January 2007, Mr. Nathanial is the Chief Risk Officer for The Royal Bank of Scotland based in Edinburgh and London.

**Michael Stephen Vitton:** *Member of our Board.* Mr. Vitton is a graduate of the University of Michigan Business School. He worked with Akroyd & Smithers, the predecessor firm of UBS Securities, between 1982 and 1984. Thereafter, Mr. Vitton was a partner and Managing Director of Burns Fry Ltd. from 1984 to 1994 and was subsequently appointed Executive Managing Director of BMO Nesbitt Burns in 2000.

**Gilberto Sayão:** *Member of our Board.* Mr. Sayão has been an Executive Director and controlling shareholder of Banco Pactual since 1998. He is responsible for Pactual Capital Partners (PCP) (an investment company in which partners concentrate their capital) and he is a senior partner for the Investment Banking and Wealth Management division of Banco Pactual. Currently, he participates in every corporate and strategic decision of UBS Pactual

through the Executive Committee. He started at Banco Pactual in the Information Systems department in 1993, became a partner in 1995 and was head of the Foreign Exchange Trading Desk until 1999. Since 1999, Mr. Sayão has been involved in equities and in the development of the new areas of international investments and long-term investments, which are PCP's area of expertise.

***Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions***

No director or executive officer of the Company, is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including MMX), that:

(a) was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b) was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer,

that was in effect for a period of more than 30 consecutive days.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company,

(a) is as of the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including MMX) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

***Conflicts of Interest***

The directors of MMX are to act honestly and in good faith with a view to the best interests of MMX and to disclose any interests, which they may have in any project or opportunity of MMX. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter.

Other than disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors and officers or other members of management of the Company or of any proposed promoter, director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

## EXECUTIVE COMPENSATION

The following table provides information for the three most recently completed financial years ended December 31, 2007, December 31, 2006 and December 31, 2005, regarding compensation paid to or earned by MMX's Chairman and Chief Executive Officer, Chief Financial Officer and three most highly compensated executive officers other than the Chairman and Chief Executive Officer and the Chief Financial Officer as at December 31, 2007 (the "Named Executive Officers"). All amounts in table below are expressed in reais.

### Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | | | Long-Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Salary | Bonus: Cash | Bonus: Shares | Other Annual Compensation | Securities Under Options Granted[3] (#) | Shares or Units Subject to Resale Restrictions | LTIP Payouts | All Other Compensation |
| Eike Batista [1]<br>Chairman and Chief Executive Officer | 2007<br>2006<br>2005[4] | 1,800,000<br>1,555,000<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |
| Nelson Guitti [2]<br>Chief Financial Officer | 2007<br>2006<br>2005[4] | 650,000<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | 626,200<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |
| Rodolfo Landim<br>Executive President and Investor Relations Officer | 2007<br>2006<br>2005[4] | 900,000<br>560,620<br>Nil | 900,000<br>900,000<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>1,944,800<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |
| Dalton Nosé<br>Chief Operating Officer, Metallics | 2007<br>2006<br>2005[4] | 861,600<br>136,420<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>1,947,360<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |
| Joaquim Martino<br>Chief Operating Officer, Mining | 2007<br>2006<br>2005[4] | 419,480<br>345,400<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>1,947,360<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |

(1) Mr. Batista was appointed as Chairman and Chief Executive Officer effective December 6, 2005.
(2) Mr. Guitti was appointed as Chief Financial Officer effective March 22, 2007.
(3) Options are exercisable to purchase Common Shares. Shares granted under stock option program approved by MMX pursuant to which Mr. Batista, Chairman, Chief Executive Officer and controlling shareholder of MMX, has granted options to acquire MMX common shares that are owned by him in favour of executive officers and managers.
(4) No name Executive Officer was paid any compensation for the period from MMX formation on December 6, 2005 through December 31, 2005.

*Stock Options*

The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2007, pursuant to the Company's share incentive plan.

**Option Grants During the Financial Year Ended December 31, 2007**

| Name | Securities Under Options Granted (#)(1) | % of Total Options Granted to Employees in Financial Year(2) | Exercise or Base Price (Cdn$/Security)(3) | Market Value of Securities Underlying Options on the Date of Grant (Cdn$/Security) | Expiration Date |
|---|---|---|---|---|---|
| Nelson Guitti | 31,310(3) | 100 | R$0.01 | R$339.50 | March 1, 2013(4) |

(1) Class of securities underlying all stock options is Common Shares. See the section entitled Options to Purchase Securities herein for vesting of the stock options noted above.

(2) Based on the total number of options granted during the financial year ended December 31, 2007 of 31,310.

(3) Number of shares on date stock options were granted. The shares of MMX were subsequently split on a 20 to 1 basis.

(4) The stock options granted under the program vest at a rate of 20% annually commencing in the first year of grant, with each 20% portion expiring in the subsequent year. The expiration date of each exercise is one year following the date in which each portion of the option becomes exercisable.

The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended December 31, 2007 and year-end option values.

**Aggregated Option Exercises During the Financial Year Ended December 31, 2007 and Year-End Option Values**

| Name | Securities Acquired on Exercise (#) | Aggregate Value Realized | Unexercised Options at December 31, 2007(4) | | Value of Unexercised in-the-money Options at December 31, 2007 (1) | |
|---|---|---|---|---|---|---|
| | | | Exercisable (#) | Unexercisable (#) | Exercisable | Unexercisable |
| Rodolfo Landim | 19,448 (2) | R$8,845,533.84 | Nil | 77,792 | Nil | R$73,123,702.08 |
| Dalton Nosé | 9,724 (3) | R$7,730,482.76 | Nil | 62,236 | Nil | R$58,501,217.64 |
| Dalton Nosé | 15,556 (2) | R$7,075,335.48 | Nil | 62,236 | Nil | R$58,501,217.64 |
| Joaquim Martino | 9,724 (3) | R$7,730,482.76 | Nil | 62,236 | Nil | R$58,501,217.64 |
| Joaquim Martino | 15,556 (2) | R$7,075,335.48 | Nil | 62,236 | Nil | R$58,501,217.64 |

(1) Calculated using the closing price of the common shares on BOVESPA on December 31, 2007 of R$940.00, less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

(2) Number of shares on date stock options were exercised. The shares of MMX were subsequently split on a 20 to 1 basis.

(3) Number of shares on date stock options were exercised. The shares of MMX were subsequently split on a 2 to 1 basis and later again on a 20 to 1 basis.

(4) Number of shares as of December 31, 2007. The shares of MMX were subsequently split on a 20 to 1 basis.

***Management Employment Agreements***

MMX has not entered into any employment agreements or arrangements with any of the Named Executive officers entitling such officer to receive more than Cdn.$100,000 from MMX or any of its subsidiaries in the event of

resignation, retirement or any other termination of employment, a change of control or a change in responsibilities. The Company does not currently plan to enter into any such arrangements with any of its Named Executive Officers following completion of the Spin-off Transaction.

*Compensation of Directors*

According to the by-laws of MMX and to the Brazilian Corporation Law, shareholders are responsible for establishing at a shareholders' meeting the aggregate compensation MMX shall pay to its directors and executive officers. Moreover, the board of directors of MMX is responsible for distributing that aggregate compensation individually among its members and to the executive officers of MMX.

For the fiscal year ended December 31, 2007, the aggregate compensation paid to the directors and executive officers of MMX totalled R$8,097,139.

## INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of MMX's directors or executive officers, nor any associate of such director or executive officer, are or have been during the financial year ended December 31, 2007, indebted to MMX or any of its subsidiaries or has any indebtedness to another entity that is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by MMX or any of its subsidiaries.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of MMX, nor any principal shareholder, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction (including the Spin-off Transaction) that has materially affected or will materially affect MMX or any of its subsidiaries, other than Messrs. Batista, Neto, Nose, Silva, Ferreira, Machado, Vitton, Gouvea, Pereira, Guimarães and Amarante, who have agreed pursuant to the terms of the Stock Purchase Agreement to vote their MMX shares in favour of the Spin-off Transactions and to sell their respective shares of IronX to Anglo Brazil under the IronX Transaction, contingent upon the approval and completion of the Spin-off Transaction. See "Spin-off Transaction" and "IronX Transaction".

## AUDIT COMMITTEE

The Audit Committee has been constituted to oversee the financial reporting processes of the Company and is comprised of three independent directors, namely: Samir Zraick, who is also the Chairman of the Audit Committee, Luiz do Amaral de França Pereira and Peter Nathaniel. Each of the members of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110, and possesses extensive financial knowledge and experience and comprehension of financial statements. The Audit Committee has adopted a written charter setting out its mandate and responsibilities, which includes: identifying principal risks of the Company and assessing the steps management has taken to minimize such risk; strengthening the role of the Board of Directors by facilitating discussion among the Board of Directors, management of the Company and the external auditor of the Company; managing the relationship between the Company and its external auditor by (i) recommending to the Board of Directors the nomination, compensation, oversight and termination of the external auditor; (ii) reviewing the audit plan of the external auditor; (iii) reviewing the Company's internal control report with the external auditor; and (iv) overseeing the work conducted by the external auditor, including but not limited to, the preparation of an auditor's report or performing other audit, review or attest services for the Company including the resolution of any disagreements which may arise between management and the external auditor with respect to financial reporting; periodically review and discuss with management and the external auditor the quality and acceptability of the Company's accounting policies and practices; approving all non-audit services to be provided to the Company or its subsidiaries by the external auditor, which approval has been satisfied through the adoption of specific policies and procedures for the engagement of such non-audit services; reviewing the Company's financial statements, management's discussion and analysis and annual and interim earnings prior to such information becoming publicly disclosed; and authorizing the engagement of independent counsel and other advisors as deemed necessary to carry out its duties and determining and paying the compensation for any advisors employed by the Audit Committee. A copy of the Company's Audit Committee charter is attached as Schedule "A" to the Company's Annual Information Form for the year ended December 31, 2007 which is available under the Company's SEDAR profile at www.sedar.com.

*Relevant Educational Experience*

Set out below is a description of the education and experience of each of the Company's three current audit committee members, which is relevant to the performance of his responsibilities as an audit committee member.

**Samir Zraick** - Mr. Zraick has an engineering background and has also experience in finance, having worked in various capacities including Chief Financial Officer of VALE and Finance and Development Director for Caemi Mineração e Metalurgia S.A..

**Peter Nathanial** - Mr. Nathanial has worked within the finance industry for over 15 years. He has held various leadership positions within Citigroup, including heading up Citigroup Global Risk Oversight. In January 2007, Mr. Nathanial joined The Royal Bank of Scotland as Chief Risk Officer.

**Luis do Amaral de França Pereira** - Mr. França Pereira holds a degree in Civil Engineering and participated in several courses in business management and corporate finance. Currently, he is managing partner of Três Rios Consultoria e Planejamento Ltda., acting as an independent corporate and financial consultant for several companies. He has been worked for the Caemi Group for more than three years, where he held the positions of CFO and Investor Relations Officer as well as member of the Board of Directors of Caemi Mineração e Metalurgia - and several of its subsidiaries. He was Executive Vice-President of the Monteiro Aranha Group for seven years and a member of the Board of Directors of certain of its subsidiaries. He also worked for the Vale do Rio Doce Group for thirteen years, holding different executive positions, and then for seven years as Vice-Chairman of the Board, CFO, Executive Vice-President and Investor Relations Officer. He was also member of the Board of several Vale subsidiaries. Mr. França, actually, also sits on the Board of Directors of a MPX Energia S.A. e a LLX Logística S.A.

***Pre-Approval Policies and Procedures***

The Audit Committee's charter sets out responsibilities regarding the provision of non-audit services by the Company's external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor's independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

***External Auditor Service Fees***

*Audit Fees*

The aggregate audit fees billed by the Company's external auditors for the year ended December 31, 2007 were $2.531.311,09 (December 31, 2006 –$ 2.402.024,52). The audit fees relate to the audit of the consolidated financial statements of the Company, services in connection with the Company's corporate transactions during 2007, quarterly reviews of interim financial statements, statutory and regulatory filings including procedures performed in connection with the Company's corporate transaction filings, and the assessment of the Company's internal controls over financial reporting.

*Audited-Related Fees*

The audit-related fees billed by the Company's external auditors for the year ended December 31, 2007 were $1.042.832,84 (December 31, 2006 - $873.370,83).

*Tax Fees*

There were no tax fees in respect of tax compliance, tax advice and tax planning billed by the Company's external auditors for the years ended December 31, 2007 or December 31, 2006.

*All Other Fees*

There were no other fees billed by the Company's external auditors in the past two fiscal years.

## CORPORATE GOVERNANCE

As the name implies, corporate governance is the system by means of which companies are governed and monitored. This involves relationships between shareholders, the Board of Directors, the Executive Board, the independent auditors and the Company's Fiscal Council.

The *Novo Mercado* is a trading segment on the BOVESPA, comprising the shares of companies who voluntarily undertake to abide by corporate governance practices and transparent disclosure requirements over and above those stipulated by Brazilian corporate legislation.

The Bovespa recognizes three different levels of corporate governance: Level 1, Level 2 and *Novo Mercado*, which differ according to the rigor of the practices adopted. The *Novo Mercado* is the most stringent of the three.

***Board of Directors***

The Board of Directors of firms listed on the *Novo Mercado* shall consist of least five members, at least 20% of whom must be independent, elected by a General Shareholders' Meeting. In the case of MMX, more than 50% of Board members are independent.

Before assuming office, all new members of the Board of Directors and the Executive Board must sign a statement of consent, personally undertaking to act in keeping with the *Novo Mercado* Membership Agreement, the Arbitration Rules and *Novo Mercado* Listing Rules.

According to the Company's Bylaws, MMX's Board of Directors shall consist of at least five and at the most eleven members. Members are elected by a General Shareholders' Meeting for a joint mandate of one year and can be re-elected or removed from office at any moment by another General Shareholders' Meeting. When their mandate is nearing its end, the General Shareholders' Meeting to elect the incoming Board shall also determine the number of members for the next mandate.

***Fiscal Council***

The Fiscal Council is a body independent of management and the external auditors. Like the Board of Directors, its members must sign a statement of consent, personally undertaking to act in keeping with the *Novo Mercado* Membership Agreement, the Arbitration Rules and the *Novo Mercado* Listing Rules.

MMX's Fiscal Council is a non-permanent operating body, which can be installed at any time should the shareholders deem fit. Should any shareholder wish to nominate one or more representatives for membership of the Fiscal Council, who were not members during the period subsequent to the last General Shareholders' Meeting, said shareholder should notify the Company in writing, at least 5 days prior to the date of the General Shareholders' Meeting that will appoint the counselors, of the name, qualifications and complete professional résumé of the candidate(s). Currently, the Company does not have a Fiscal Council.

***Shareholding Dispersion in Public Distributions***

The *Novo Mercado*'s Listing Rules stipulate that companies should make every effort to ensure shareholding dispersion, adopting special procedures such as guaranteed access to all interested investors or the allocation of at least 10% of the total distribution to individuals or non-institutional investors.

***Maintenance of the Minimum Free Float after Capital Increases***

According to the *Novo Mercado*'s Listing Rules, in the event of a capital increase that has not been fully subscribed by whoever held the corresponding pre-emptive right, or if there has been insufficient interest in the respective public distribution, the total or partial subscription to said increase by the controlling shareholder will oblige same to take all measures required to restore the minimum free float of 25% of the Company's total capital within six months of the subscription's ratification.

***Disposal of Control***

The *Novo Mercado*'s Listing Rules state that the disposal of the Company's control, whether through a single transaction or successive transactions shall be carried out under suspensive or resolutory conditions, in which the buyer undertakes to tender a public offer for the acquisition of all shares held by the Company's other shareholders, in line with the provisions and deadlines in said Listing Rules, so that they are accorded the same conditions granted to the selling controlling shareholder. A statement containing the price and other conditions of the offer must be sent to the Bovespa.

This offer also applies to the remunerated assignment of subscription rights for shares and other securities or rights to share-convertible securities, resulting in the disposal of the Company's control, or the disposal of a controlling interest in the firm that controls the Company. In this case, the selling controlling shareholder is obliged to inform the Bovespa of the value attributed to the company, attaching documentary proof thereof.

In addition, should any existing shareholder acquire control of the Company though a private share purchase agreement entered into with the controlling shareholder, irrespective of the number of shares involved, said shareholder should tender the above-mentioned public offer, and reimburse shareholders from whom it had purchased shares on stock exchanges during the six months preceding the disposal of control, paying the difference between the price paid to the controlling shareholder and that paid on the stock exchange during said period, duly updated.

Whenever necessary, the buyer should take all measures necessary to restore the minimum free float of 25% of the Company's total capital within six months of the acquisition of control.

***Trading of Securities and Derivatives by the Controlling Shareholder***

Immediately on acquiring control of the Company, the controlling shareholder must inform the Bovespa of the number and characteristics of the Company's securities that it holds, directly or indirectly, including their respective derivatives.

According to the *Novo Mercado* Listing Rules, any trades in these securities (and derivatives thereof) must be reported to the Bovespa within ten days after the end of the month in which said trades occurred.

***Cancellation of the Company's Registration as a Publicly-Held Company***

According to the New Market rules, the canceling of the Company's registration as a publicly-held company shall require the drawing up of a valuation report on the economic value of its shares by a specialized company, independent of the decision-making powers of the Company, its managers and/or controlling shareholder, in accordance with the applicable laws. Said specialized company shall be appointed by a General Shareholders' Meeting and all costs of the report shall be borne by the controlling shareholders.

The economic value of the shares, indicated in the evaluation report, shall be the minimum price to be offered in the public offer for the acquisition of shares with a view to the cancellation of the Company's registration as a publicly-held company. Moreover, the cancellation of the Company's registration as a publicly-held company shall follow the procedures and further requirements established by the prevailing legislation, the regulations of the Brazilian Securities Commission – CVM and the *Novo Mercado* Listing Rules.

***Delisting from the Novo Mercado***

The Company may leave the *Novo Mercado* at any time, provided that said delisting is approved by a General Shareholders' Meeting and is communicated in writing to the Bovespa with thirty days prior notice. This does not mean that the Company shall lose its status as a publicly- held company listed on the Bovespa.

Whenever delisting from the *Novo Mercado* occurs (i) so that shares may be listed for trading outside the *Novo Mercado*, or (ii) due to a corporate restructuring in which the resulting company is not listed on the *Novo Mercado*, the company's controlling shareholder shall tender a public offer for the acquisition of the shares owned by the other shareholders at a value that is at least the economic value determined by a valuation report drafted according to the above-mentioned requirements.

Should the Company's control be disposed of in the 12 months following delisting from the *Novo Mercado*, the selling controlling shareholder and the buyer shall, joint and severally, tender a public offer for the acquisition of the shares owned by the other shareholders, at the same price and under the same conditions offered to the selling controlling shareholder, duly updated. Moreover, if the price obtained by the selling controlling shareholders for the disposal of their own shares is higher than that of the public offer, the selling controlling shareholder and the buyer shall be obliged, jointly and severally, to pay the difference to those shareholders who accept said offer.

Upon delisting from the *Novo Mercado*, the Company's securities may not be listed on it again for a minimum period of two years as of the date on which the delisting is formalized, except if control is disposed of after delisting from the *Novo Mercado*.

***Disclosure Policy***

Pursuant to CVM Instruction 358/02, publicly-held companies must have a Disclosure Policy comprising the disclosure of relevant information and the maintenance of confidentiality regarding information not yet disclosed.

Relevant information refers to any decision of the controlling shareholders, resolution of a General Shareholders' Meeting or decision of the Company's management, or any other political, administrative, technical, business-related or financial act or fact related to MMX's businesses that may materially affect (i) the price of its securities; (ii) investors' decision to purchase, sell or maintain said securities; or (iii) investors' decisions to exercise any rights granted to the owners of said securities.

It is the Investor Relations Officer's responsibility to inform the CVM and the Bovespa of any and all material acts or facts related to the company's business deemed to constitute relevant information, and to do everything possible to ensure wide and immediate dissemination of this relevant information to the stock exchanges and the general public (through notices published in newspapers, for example).

All related persons (the Company's controlling shareholder, executive officers, members of the Board of Directors and the Fiscal Council and any other bodies with technical or advisory roles created through the Bylaws, as well as managers and employees who have frequent access to relevant information and others whom the company may deem necessary or convenient) shall sign a Statement of Compliance with the Disclosure Policy and maintain the confidentiality of undisclosed information, under pain of compensating the company and all related persons for any eventual losses incurred.

***Arbitration***

The Company, its shareholders, managers and the members of the Fiscal Council agree to settle by arbitration any and all disputes or controversies that may arise, especially those related to or arising from the application, validity, effectiveness, interpretation, breach and the effects of breach of the provisions in the Brazilian Corporate Law, the Company's Bylaws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as any other provisions applicable to the running of the capital market in general, in addition to those in the *Novo Mercado*'s Listing Rules, the *Novo Mercado* Membership Agreement and the Arbitration Rules.

## RISK FACTORS

*An investment in our common shares and/or GDSs involves a high degree of risk. You should carefully consider the risks described below and all of the other information included in this Circular in evaluating the Spin-off Transaction. In the event any of the following risks actually occurs, the business, financial condition and results of operations of MMX could be significantly affected. The trading price of the common shares and GDSs could decline due to any of these risks, and securityholders may lose all or part of their investment in the common shares and/or GDSs of MMX.. The risks described below are those that management currently believes may materially affect MMX. Additional risks not presently known to management, or that management currently consider immaterial, may also adversely affect MMX.*

*Risks Relating to MMX Business*

***We have a limited operating history and our future performance is uncertain.***

We are a company that has a limited operating history and are therefore subject to risks, expenses and uncertainties associated with the implementation of our business plan that are not typically faced by other more mature companies. As a result, we believe the historical information presented in this Circular has limited relevance in understanding our plans for future operations. Companies in their initial stages of development present substantial business and financial risks and may suffer significant losses. In addition, our auditors included an emphasis of a matter paragraph in their 2006 report that referred to substantial doubt about our ability to continue as a going concern.

We face challenges and uncertainties in financial planning as a result of limited historical data and uncertainties regarding the nature, scope and results of future activities. New companies must develop successful business relationships, establish operating procedures, hire staff, install management information and other systems, establish facilities and obtain licenses, as well as take other measures necessary to conduct their intended business activities. It is possible that we may not be successful in implementing our business strategies or in completing the development of the infrastructure necessary for the performance of our businesses as planned. In the event one or more of our projects is not completed, is delayed or terminated, our operating results will be adversely affected and our operations will differ materially from the activities described in this Circular. Our projects might be delayed or terminated due to several reasons, including a failure to obtain necessary licenses or authorizations on a timely basis or at all, political instability, government regulatory action, insufficient capital, natural disasters, engineering failure or changes in our business policy. As a result of industry factors or factors relating specifically to us, we may have to change our methods of conducting business.

***We may not be able to obtain all of the licenses and authorizations required for our operations.***

The operation of our business, both as currently conducted and as we plan to operate in the future, as described in this Circular, requires numerous licenses and other authorizations from various government agencies, including environment agencies, DNPM and ANTAQ. In addition, many of the agreements we have entered into for future operations require that we obtain such licenses and authorizations. We can make no assurance that we will be able to obtain all of the required licenses and authorizations on a timely basis, or if at all. There is no assurance that we will obtain the corresponding mining concessions. In addition, we may not obtain one or more licenses, and such failure may have a material adverse effect on our business, results of operations and financial condition. See also "Risks Relating to the Industry — Government regulations affect our mining operations and may increase our costs of doing business, restrict our operations or result in operational delays."

***We cannot assure title to our properties.***

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although we believe that we have taken reasonable measures to ensure proper title to our properties, there is no guarantee that title to any of our properties will not be challenged or impaired. Third parties may have known or unknown valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or may be unable to enforce our rights with respect to our properties. We may seek to increase the concentration of our mining activities in areas where we already operate mines, or have exploration licenses which we expect will result in our operating mines. If we seek to amend our current licenses to include additional resources in the area, there can be no assurance that we will be able to obtain the necessary authorizations and regulatory approvals.

Most of the surface areas where our exploration and mining rights are located are owned by third parties and, in the event we are unable to negotiate the access, possession and/or purchase of such areas with their current owners, we will be required to file lawsuits to enforce our mining rights. Such lawsuits take time to resolve and may adversely affect our operations. Furthermore, the risks inherent to litigation may result in us being prohibited from engaging in mining activities. As of the date of this Circular, we are not aware of litigation, other than as disclosed in our financial statements included elsewhere in this Circular. We and our subsidiaries also hold certain exploration and mining rights in lands owned by the Brazilian Federal Government or the Brazilian National Institute of Colonization and Agrarian Reform (Instituto Nacional de Colonização e Reforma Agrária, or INCRA) and we may be denied access to such areas for mining purposes.

*Measured, indicated and inferred resources may not all turn into mining reserves.*

Measured, indicated and inferred resources of iron ore and mineral deposits are estimated quantities and qualities of ore and are not equivalent to reserves (i.e., minerals that have the potential to be economically mined and processed under present and anticipated conditions to extract their mineral content).

There are numerous uncertainties inherent in estimating quantities and qualities of resources and in projecting potential future rates of mineral production, including many factors beyond our control. Resource and reserve engineering is a subjective process of estimating underground deposits of minerals that cannot be measured in an exact manner, and the accuracy of any resource or reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Estimates of different engineers may vary, and subsequent results of our actual mining and production operations may lead to revisions of these initial estimates. Resource estimates and estimates of mine life may require revision based on actual production experience and other factors, and resource estimates may not translate into reserves. For example, fluctuations in the market price of iron ore or pig iron, reduced recovery rates or increased production costs due to inflation or other factors may render resources containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in resources that are materially less than resources currently presented. The grades of our iron ore resources have not been confirmed by operational experience.

In addition, we have begun to invest in the construction of a second pipeline in the MMX Minas-Rio System based on potential mining studies. A potential evaluation, or the development of pre-feasibility studies, is an intermediate activity and is intended to verify a project's potential before investing in additional drilling, quality analysis or the economic feasibility study. While we will not build this second pipeline until we have proven mining reserves, we may not recover the investment we have made in planning for the construction and implementation of this pipeline if proven reserves are not found.

*We may not achieve our production estimates.*

We prepare estimates of future iron ore production. We have a limited operating history that may be used as a frame of reference in preparing these estimates, but we cannot give any assurance that we will achieve our production estimates. These production estimates are dependent on, among other things:

- completion of the relevant projects;
- the accuracy of measured, indicated and inferred mineral resource estimates and the ultimate conversion of such estimated amounts into reserves;
- the accuracy of assumptions regarding ore grades and recovery rates;
- obtaining necessary equipment and its performance, and the supply of qualified labour to operate such equipment;
- ground conditions (including hydrology);
- physical characteristics of ores such as hardness and the presence or absence of particular metallurgical characteristics;
- the accuracy of estimated rates and costs of ore mining, extraction, processing and production; and
- obtaining the necessary title, licenses and authorizations.
- actual production may vary from estimates due to several reasons, including but not limited to:
- the availability of certain types of ores;
- the actual iron ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics (whether based on representative samples of iron ore or not);
- short-term operating factors such as the need for sequential development of ore deposits and the processing of new or adjacent iron ore grades from those planned;

- mine failures, slope failures or plant and equipment failures;
- industrial accidents;
- natural phenomena such as adverse weather conditions, floods, droughts and rock slides;
- unusual or unexpected geological conditions;
- changes in electricity costs and potential power shortages;
- shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
- the inability to process certain types of ores;
- labour shortages or strikes;
- civil disorder and protests; and
- restrictions or regulations imposed by government agencies or other changes in the regulatory environment.

As a result of limited historical data and uncertainties regarding the nature, scope and results of future activities, we do not have the benefit of actual experience in verifying our estimates and there is a greater likelihood that these factors may cause actual production results to vary from estimates. The failure to achieve our production estimates could have a material and adverse effect on any or all of our future cash flow, profitability, results of operations and financial condition.

***We may not be able to develop, renew or replace our resources, which could adversely affect our mining prospects.***

We engage in mineral exploration activities, which is highly speculative in nature, involves many risks and frequently is non-productive. Our planned exploration programs, which involve significant investments and capital expenditures, may fail to result in the development of measured, indicated and inferred resources or in the expansion or replacement of resources depleted by production. If at any time we do not develop new resources, we will not be able to meet our projected level of production beyond the remaining life of our existing mines at such time.

***Our business requires substantial capital investment and maintenance expenditures, which we may be unable to provide.***

Our business strategy will require additional substantial capital investment. We require capital for, among other purposes, managing acquired assets, acquiring new equipment, maintaining the operating condition of our existing equipment, funding operating costs, obtaining title, licenses and authorizations and maintaining compliance with environmental laws and regulations. To the extent that cash generated internally and cash available under any credit facility that we may enter into are not sufficient to fund capital requirements, we will require additional debt and/or equity financing. However, this type of financing may not be available or, if available, may not be available on satisfactory terms. Future debt financings, if available, may result in increased interest and amortization expense, increased leverage and decreased income available to fund further acquisitions and expansion. In addition, future debt financings may limit our ability to withstand competitive pressures and render us more vulnerable to economic downturns. If we fail to generate or obtain sufficient additional capital in the future, we could be forced to reduce or delay capital expenditures, sell assets or restructure or refinance our indebtedness.

***Our future operations may be adversely affected by the status of any long-term iron ore supply agreements we enter into and by changes in market prices for iron ore.***

We expect to negotiate long-term iron ore supply agreements for a significant amount of the iron ore that we expect to mine from our projects, which we define as contracts with a term greater than 12 months. We expect that any long-term supply agreement will typically fix the prices for iron ore for the initial year of the contract, subject to certain adjustments in later years, and thus may result in prices below the current market price for similar types of iron ore at any given time, especially if ore prices increase significantly during the fixed-price period of the contract. As we expect that a substantial volume of our production will be subject to these long-term agreements, we may not have a

significant amount of excess supply of iron ore available with which to boost our revenue if there is an increase in the market price for iron ore. In case of adverse conditions in any long-term supply agreement or changes in market price of iron ore, our financial condition and the results of operations may be significantly affected.

***We may not be successful in negotiating provisions in our long-term supply agreements that provide protection during adverse economic conditions or against economic penalties upon the failure to meet specifications.***

Hardship, price adjustment, "price reopener" and other similar provisions in long-term supply agreements may reduce the protection from short-term iron ore price volatility traditionally provided by such contracts. We expect that certain of our iron ore supply agreements will contain provisions that allow for the purchase price to be renegotiated at periodic intervals. These price reopener provisions may automatically set a new price based on the prevailing market price or, in some instances, require the parties to agree on a new price, sometimes within a specified range. In some circumstances, failure of the parties to agree on a price under a price reopener provision can lead to termination of the contract. Any adjustment or renegotiation of prices initially agreed, that leads to a significantly lower contract price would result in decreased revenues. Accordingly, long-term supply contracts may provide only limited protection during times of falling iron ore market prices.

We expect that most of our iron ore supply agreements will contain provisions requiring us to deliver iron ore meeting quality thresholds for certain characteristics such as iron content. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or, in the extreme case, termination of the contracts. Consequently, due to the risks mentioned above with respect to long-term supply agreements, we may not achieve the revenue or profit we expect to achieve from any sales commitments. In addition, we may not be able to successfully convert any sales commitments into long-term supply agreements in the future.

***We may not be able to set the prices at which we plan to sell iron ore pursuant to supply agreements we expect to negotiate.***

The reference prices for the shipment of iron ore products in supply agreements which we expect to enter into will be negotiated on an annual basis by the main worldwide iron ore exporters and buyers. We do not have any control over the negotiation of such prices, and the prices decided by such parties may not take into account our production costs. We may suffer a reduction in our operating margins, or losses, as a result of price negotiations by third parties which effectively set market prices.

***We expect that deliveries under our iron ore supply agreements will be able to be suspended or cancelled by our potential customers in certain cases.***

Under typical iron ore supply agreements, suppliers or customers may suspend or cancel delivery of iron ore during a period of force majeure. Events of force majeure under these agreements include acts of nature, labour strikes, fires, floods, wars, transportation delays, government actions or other events that are beyond the control of the parties. Even though the agreements may require customers to purchase a minimum volume, these provisions may not be enforced by courts or arbitral tribunals. Any suspension or cancellation by our customers of deliveries under our iron ore or other sales contracts that are not replaced by deliveries under new contracts or sales on the spot market at similar prices would reduce our cash flow and could adversely affect our financial condition and results of operations.

***An increase in fuel costs may adversely affect our business.***

Our operations rely heavily on fuel sources. Fuel costs are expected to be a major component of our planned iron ore pellets business and fuel costs also indirectly affect our mining operations. We buy our fuel from third-party suppliers and any increase in oil and gas prices may lead to lower margins in our mining business.

***Our insurance coverage does not cover all potential losses, and we may not be able to obtain such insurance.***

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Where considered practical to do so, we maintain insurance against risks in the operation of our business and in amounts which we believe to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, our and our subsidiaries' insurance policies do not provide coverage for all losses related to our business, and the occurrence of losses, liabilities or damage not covered by such insurance

policies could have a material adverse effect on our profitability, results of operation and financial condition. There can be no assurance that such insurance will continue to be available, will be available at economically viable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or is considered too expensive relative to the perceived risk.

***Our market risk management strategy may not be effective.***

We are exposed to traditional market risks, such as fluctuations in interest rates, exchange rates and commodity prices. In order to partially protect ourselves against market volatility, we may enter into hedging transactions to manage some of these risks. Our hedging strategy may not be successful in minimizing our cash flow exposure to these fluctuations, and we may fail to identify correlations between the various market risks to which we are subject. In addition, to the extent we partially hedge our commodity price exposure, we may limit the potential benefits that we would otherwise experience if commodities prices were to increase. Furthermore, we may decide not to hedge our market risks or engage in other risk management practices, or these types of transactions may be unavailable to us.

***Interruptions in power transmission could adversely affect us.***

Interruptions in power transmission over the Brazilian power grid may adversely affect us, as well as our customers and suppliers. For some of our operations, we expect to require significant amounts of electricity to power plants and equipment, and we will be reliant on the Brazilian power grid for transmission of electricity to our facilities. Brazil's National Electricity Agency (Agencies Nacional de Energia Elétrica, or ANEEL) has increased transmission charges by over 500% since 2000. To the extent we rely on energy subject to such transmission costs, our operating costs may be adversely affected. In addition, our production could be adversely affected as a consequence of an energy supply failure due to problems in transmission lines or in power generation or otherwise. Interruptions in the power supply may also affect our customers and suppliers.

***Fluctuations in transportation costs could impair our ability to supply iron ore to our customers.***

Transportation costs represent a significant portion of the total cost of iron ore for customers and, as a result, are a critical factor in a customer's purchasing decisions. Increases in transportation costs could make our iron ore production less competitive than iron ore available from other sources. An increase in transportation costs could have an adverse effect on our ability to increase or to maintain production and could reduce our revenues.

On the other hand, significant decreases in transportation costs could result in increased competition from iron ore producers in other parts of the world. Increased competition could have a material adverse effect on our business, financial condition and results of operations.

***Disruptions in transportation services could limit our ability to deliver iron ore to customers, which could cause revenues to decline.***

We will depend primarily upon railroads, trucks and ships to deliver iron ore to customers. Disruption of any of these services due to weather-related problems, mechanical difficulties, natural disasters, collisions, strikes (of our employees or employees of entities with which we do business, such as port or ship operators), lockouts, bottlenecks or other events could temporarily impair our ability to supply iron ore to our customers, resulting in decreased shipments. Some of our planned mines will depend on a single transportation carrier or a single mode of transportation. For example, a strike at any port used by us could prevent us from making seaborne shipments to our customers. We expect that the majority of our deliveries will be made by seaborne shipment. A drought could disrupt waterway shipments, making it impossible for us to use barges to transport our products on the Paraguay River from Corumbá to the San Nicolás Port. Mechanical failures, natural events such as lightening or flood, or vandalism or sabotage could render railways or the proposed slurry pipeline from João Monlevade to Port of Açu inoperable, disrupting or terminating shipments to ports and customers. These or other events may impair our ability, or that of our transportation providers, to supply iron ore to our customers, resulting in a reduction in our revenues. Lower shipping levels over longer periods of time could cause our customers to procure their iron ore needs elsewhere, negatively affecting our revenues and profitability.

***Shipping companies are granted subsidies to review and expand their fleet of vessels, which, if withdrawn, may increase our transportation costs.***

Companies that operate in the cabotage industry in Brazil are currently granted a subsidy for the maintenance, expansion or acquisition of vessels bearing the Brazilian flag. Funds are raised through the Freight Surcharge for Merchant Marine Renewal (Arredacação do Adicional ao Frete para Renovação da Marinha Mercante), or AFRMM, a merchant marine renewal tax of 10% on coastal shipping freight, paid by coastal freight costumers and deposited in the Merchant Marine Fund (Fundo da Marinha Mercante), or FMM, for use by cabotage companies operating in Brazil. Article 17 of Law No. 9,432/1997 mandates that, for a period of ten years from January 9,1997, the AFRMM will not levy a tax on merchandise originating from, or destined for, the northern or northeastern regions of Brazil. Therefore, shipping companies will be reimbursed by the FMM through the AFRMM paid for transporting merchandise originating from, or destined for, the northern or northeastern regions of Brazil. This period, concerning coastal, river and lake shipping, was extended to January 8, 2012. However, the Brazilian government may decide not to renew this condition after that date. In that case, the clients of such companies will bear the payment of the AFRMM, which will consist of, in effect, an increase of 10% on the amount paid for shipping services, which may significantly increase our transportation costs.

***Risks Relating to the Industry***

***Our operations are subject to risks and hazards inherent in the mining industry.***

Operations in which we have an interest will be subject to all of the hazards and risks normally incidental to exploring, developing and operating natural resources, any of which could result in, among other things, work stoppages, damage to persons or property and possible environmental damage. These risks and hazards include, but are not limited to:

- environmental hazards;
- industrial accidents;
- labour disputes;
- changes in public policies;
- encountering unusual or unexpected geologic formations or other geological or grade problems;
- unanticipated changes in metallurgical characteristics;
- encountering unanticipated ground or water conditions;
- cave-ins, pit wall failures, flooding or rock bursts;
- periodic interruptions due to inclement or hazardous weather conditions;
- other acts of God; and
- unfavourable operating conditions and ore losses.

Should any of these risks and hazards affect any of our planned mining operations or exploration activities, that risk or hazard may cause the cost of production to increase to a point where it is not economic to produce iron ore from our resources, may require us to write-down the carrying value of one or more mines or a property that is material to us, may cause delays or a complete stoppage in the exploration, development and production of iron ore, may result in damage to or destruction of mineral properties or processing facilities, may result in personal injury or death or legal liability, any of which may have a material and adverse effect on our financial condition, results of operation and cash flows.

***Fluctuations in demand for steel may adversely affect our business due to our dependence on the world's steel industry.***

Sales prices and volumes in the iron ore sector depend on the current and expected level of demand for iron ore by the world's steel industry. The world's steel industry is highly cyclical. Moreover, since the steel industry in Brazil produces more steel than the domestic market is capable of consuming, the Brazilian steel industry depends mainly on export markets. The demand for steel products and, therefore, the financial condition and the results of operations of suppliers to steel companies, including us, are generally affected by macroeconomic fluctuations in the worldwide economy and the economies of steel-consuming countries, including trends in the automotive, construction, household appliances, packaging and container industries.

Over the last few years, the price of steel in world markets has been at historically high levels, although these high levels may not be sustained. In recent years, demand for steel products in developing countries (mainly China), the strength of the Euro and the economic growth in the world have contributed to historic increases in the price of iron ore and steel byproducts, although these relatively high prices may not be sustainable. Any significant reduction in demand for steel in the domestic market and the export markets we serve, mainly China, may have a material adverse effect on our operations and prospects.

Sustained declines in world contract prices or sales volumes for iron ore and steel byproducts may have a material adverse effect on our projected revenues. The world market for iron ore is characterized by a limited number of major suppliers and various small suppliers. In 2006, the three largest iron ore suppliers accounted for 32% of all iron ore mined. Significant increases in production by the main suppliers of iron ore may result in significant reductions in the market price of iron ore and have a material adverse effect on our business and results of operations.

***A shortage of skilled labour in the mining industry could pose a risk to achieving optimal labour productivity and competitive costs, which could adversely affect our profitability.***

Efficient iron ore mining using modern techniques and equipment requires skilled labourers, preferably with at least a year of experience and proficiency in multiple mining tasks. In order to support our planned projects, we intend to sponsor both in-house and vocational iron ore mining programs at the local level in order to train additional skilled labourers. In the event the shortage of experienced labour continues or worsens or we are unable to train the necessary number of skilled labourers, this could adversely impact our labour productivity and costs and our ability to expand production which could have a material adverse effect on our business, revenues and results of operations.

***We may face a shortage in our supply of off-the-road tires, trucks and other mining equipment due to increased consumption by mining companies that exceeds suppliers' capacity.***

Although manufacturers of mining and drilling equipment have been increasing their capacity, capacity increases have not been sufficient to compensate for the significant increase in demand. In addition, global demand for off-the-road, or OTR, tires has increased significantly recently, as has the demand for the trucks that use such tires. There are only five major tire factories worldwide that produce OTR tires and each is producing at maximum capacity. We expect that there will be very limited increases in large radial tire production over the next two years and that delivery lead times will increase significantly. Further capacity increases have been limited by bottlenecks in the distribution of parts and equipment from suppliers to equipment manufacturers. If we are unable to secure sufficient OTR tires to maintain our equipment, or if we are unable to secure adequate off-the-road trucks, we may suffer temporary reductions in our production capacity. The same demand leading to shortages of OTR tires has resulted in a significant increase in mining equipment prices generally. Increases in the cost of mining equipment may have a negative effect on the profit margins of our mining business. Furthermore, there have been recent shortages of railway material and rolling stock, and such shortages may have an adverse effect on our plans to upgrade the railroad we operate for transporting iron ore. In addition, any shortage of barge capacity in the future could have a material adverse effect on our ability to transport our products by waterway.

***The mining industry is a highly competitive industry, and we may have difficulty effectively competing with other mining companies in the future.***

Intense competition characterizes the worldwide iron ore industry. We will compete with a number of large international mining companies. Some of these competitors possess substantial iron ore mineral deposits at locations closer to our targeted principal customers in Asia and Europe. Competition from foreign or Brazilian iron ore

producers, such as BHP Billiton, The Rio Tinto Corporation, or Rio Tinto, and Companhia Vale do Rio Doce, or CVRD, may result in our failure to meet our projections.

***Even if we discover mineral deposits, we remain subject to drilling and production risks, which could adversely affect the mining process.***

It can take a number of years from the time we discover mineral deposits until production is possible. During this time, there is a risk that the mining of these deposits may no longer be economically feasible. It takes substantial time and expenditures to:

- establish ore reserves through drilling;
- determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore;
- obtain environmental and other licenses and authorizations required in order to obtain mining concessions;
- construct mining and processing facilities for greenfield properties; and
- obtain the ore and extract the metals from the ore.

If a project proves not to be economically feasible by the time we are able to exploit it, we may incur substantial write-offs. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in cost overruns that may render the project not economically feasible.

***We expect to face rising extraction costs over time as resources deplete.***

Resources are gradually depleted in the ordinary course of any mining operation. As mining progresses, distances to the primary crusher and to waste deposits become longer and pits become steeper. As a result, over time, we expect to experience rising unit extraction costs with respect to each mine we operate.

***Our operations are subject to environmental risks.***

All of our planned operations are subject to environmental regulations, some of which are also subject to environmental licensing. This can make our business expensive to operate or prevent certain operations altogether. We are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of our mineral exploration, development and production. Such liabilities include not only the obligation to remediate environmental damages and indemnify affected third parties, but also the imposition of administrative and criminal sanctions against us and our employees and executive officers.

To the extent we are subject to environmental liabilities, the payment of such liabilities or the costs that we may incur to remedy environmental pollution would reduce funds otherwise available to us and could have a material adverse effect on us. If we are unable to fully remedy an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on us. We have not purchased (and do not intend to purchase) insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) because it is not generally available at a reasonable price.

We are also subject to Brazilian legislation that requires companies undertaking projects with significant environmental impact to pay an "environmental compensation" fee in the amount of at least 0.5% of the total investment in the venture. While there are uncertainties about how this law will be applied in practice, this fee and any increase in this fee could have a material adverse effect on our liquidity.

All of our planned exploration, development and production activities are or will be subject to regulation under one or more of the various local, state and federal environmental laws and regulations. Many of the regulations require us to obtain authorizations for our activities. We must update and review our authorizations from time to time and are subject to environmental impact analyses and public review processes prior to approval of new activities. It is possible that future changes in applicable laws, regulations and authorizations or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of our business, causing those activities to

be economically re-evaluated at that time. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond our financial capability or that of our subsidiaries. Where posting of a bond in accordance with regulatory determinations is a condition to the right to operate under any material operating authorizations, increases in bonding requirements could prevent us from operating even if we and our subsidiaries were otherwise in full compliance with all substantive environmental laws.

***Government regulations affect our mining operations and may increase our costs of doing business, restrict our operations or result in operational delays.***

Our planned mining and logistics operations and our exploration and development activities are and will continue to be subject to laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, mine development, prospecting, mineral production, exports, taxes, labour standards, occupational health standards, toxic wastes, the protection of endangered and protected species and other matters. It is possible that future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing authorizations and agreements applicable to us or our properties (or those we are currently seeking to acquire), which could have a material adverse impact on our planned development projects, business, properties, results of operations, financial condition or prospects. Where required, obtaining necessary authorizations and licenses can be a complex, time consuming process and we cannot assure investors whether any necessary authorizations will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining the necessary authorizations and licenses and complying with these authorizations, licenses and applicable laws and regulations could halt or materially delay or restrict us from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws, regulations, authorizations or licenses, even if inadvertent, could result in interruption or termination of exploration, development or mining operations, or material fines, penalties or other liabilities which could have a material adverse effect on our business, properties, results of operations, financial condition or prospects.

***Anti-dumping, countervailing duties, safeguards and government protectionism may adversely affect our business.***

Protectionist measures adopted by the governments in some of our main markets for steel products could adversely affect our anticipated export sales. In response to the increased production and exports of steel in many countries, anti-dumping, countervailing duties, taxes and safeguard measures have been imposed by countries which are expected to represent some of the main markets for our exports of steel products. Those and other similar measures could provoke an imbalance in the international steel market, which could adversely affect our exports. For example, in March 2002, the U.S. government imposed certain quotas and tariffs on imports of a range of steel products. Although the U.S. lifted those tariffs at the beginning of December 2003, there can be no assurance that the U.S. or other countries will not impose other quotas or tariffs.

***Risks Relating to Macroeconomic Factors***

***Brazilian economic and political conditions could adversely affect our business and the market value of the common shares and GDSs.***

The Brazilian economy has been characterized by frequent and occasionally drastic interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil's economy. For example, the government's actions to control inflation have at times involved the setting of wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

Our business, results of operations, financial condition and prospects, as well as the market prices of our common shares or GDSs, may be adversely affected by, among others, the following factors:

- inflation;
- exchange rate movements;
- exchange control policies (including restrictions on remittance of dividends);

- fluctuation in interest rates;
- liquidity of domestic financial, capital and lending markets;
- expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or GDP;
- energy shortages;
- price instability;
- tax policies;
- social and political instability; and
- other economic, political, diplomatic and social developments in or affecting Brazil.

The performance of the Brazilian economy has been impacted by events in the political scenario. Historically, political crises and scandals have impacted the confidence of investors and of the public in general and have negatively affected the development of the economy and the market price of securities issued by Brazilian companies. We cannot predict what policies will be adopted by the Brazilian government and whether such policies will affect the economy or our business and financial performance. Political uncertainties and scandals could have an adverse effect on the Brazilian economy, on our results of operations and on the market price of our common shares and GDSs.

***Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm our business, results of operations, and the market value of the common shares and GDSs.***

Brazil historically has experienced high rates of inflation. According to the Índice Geral de Preços do Mercado (General Market Price Index, or IGP-M), a general price inflation index, the inflation rates in Brazil were 1.2% in 2005, 3.8% in 2006 and 4.4% in the 2007. The Brazilian government's measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, the Brazilian government's actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation in the future. Periods of higher inflation may slow the rate of growth of the Brazilian economy. Inflation also is likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Inflationary pressures could also affect our ability to access foreign financial markets and lead to counter-inflationary prices that may harm our business or adversely affect the market price of our securities. Any decline in our net sales or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of our common shares and GDSs.

***Exchange rate instability may adversely affect our financial condition and results of operations and the market value of the common shares and GDSs.***

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic small-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the Canadian and other currencies. We cannot assure that the U.S. dollar/real exchange rate will stabilize at the current level.

Depreciation of the real relative to the U.S. dollar could also create additional inflationary pressures in Brazil that may adversely affect us. Depreciations generally make it more difficult to access foreign financial markets and may

prompt government intervention, including recessionary economic policies. Conversely, appreciation of the real against the U.S. dollar may lead to the deterioration of Brazil's current account and balance of payments as well as hinder the growth of exports. Any of the foregoing could adversely affect our business, our financial condition and results of operations as well as the market price of our common shares and GDSs.

***Exchange controls and restrictions on remittances abroad may adversely affect holders of the common shares and GDSs.***

Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil, whenever there is a serious imbalance in Brazil's balance of payments or there are reasons to expect a pending serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. There can be no certainty that the Brazilian government will not take similar measures in the future. Any imposition of restrictions on conversions and remittances could hinder or prevent holders of our common shares from converting dividends, distributions or the proceeds from any sale of such common shares into Canadian dollars and remitting such Canadian dollars abroad. The imposition of these restrictions would also likely have a material adverse effect on the market price of the common shares and GDSs.

***Brazilian corporate governance, disclosure requirements and accounting standards differ from those in Canada.***

Corporate governance, disclosure requirements and accounting standards applicable to Brazilian companies differ from those in Canada in certain respects. In general, there may be substantially less information available about Brazilian companies, including us, than would be generally available about public companies in Canada or certain other countries with highly developed capital markets. In addition, corporate governance standards and shareholder accountability protections applicable to Brazilian companies may be less stringent than those applicable to public companies in the Canada.

***Political, economic and social developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market value of Brazilian securities, including our common shares and GDSs.***

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging market countries, especially other Latin American countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from, and declines in the amount of foreign investments in Brazil. Past economic crises in emerging markets such as in Southeast Asia, Russia and Argentina, have resulted in significant outflows of U.S. dollars from Brazil. The Brazilian economy also is affected by international economic and market conditions generally, especially developments in the United States. Share prices on the BOVESPA, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stocks indexes. These factors could adversely affect the market prices of our common shares and GDSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

***We may depend on Brazilian governmental agencies for financing of certain of our activities.***

Brazilian governmental agencies play a significant role in financing the activities of companies in our industry. Development banks controlled by Brazil, including the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES), and by each of the Brazilian states offer the private sector long-term financing at more attractive rates and with better conditions than those offered by private banks. We may choose to finance certain of our activities with one or more of these development banks. Any change in the investment and development policies of the Brazilian government or any of the Brazilian states may hinder our ability to obtain long-term financing on attractive terms, or at all.

***Rulings of Brazilian courts with respect to our common shares and GDSs will be payable only in Brazilian reais.***

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our common shares and GDSs, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may

only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the ruling is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not provide non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares and GDSs.

***Risks Relating to Common Shares and GDSs***

***An active or liquid market for our common shares and the GDSs may not be sustained.***

Although the common shares are listed on BOVESPA, and the GDSs are listed on the Toronto Stock Exchange, no assurance can be given that an active liquid public trading market for the common shares and the GDSs will be sustained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the securities that are publicly held by unrelated parties. In addition, the Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the Canada. Accordingly, your ability to sell our common shares and GDSs at a price and time at which you wish to do so may be substantially limited.

***The market value of the common shares and GDSs may be adversely affected by market volatility.***

The market value of the common shares and GDSs could be subject to significant fluctuations and may decline below current prices. Among the factors that could affect the market value of the common shares and GDSs are: actual or anticipated variations in results of operations; changes in financial estimates by research analysts; actual or anticipated changes in the Brazilian economy or in mining or natural resources industries; and announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures or other strategic initiatives.

***The interests of the controlling shareholder may conflict with the interests of investors.***

Our controlling shareholder may have powers to, among other things, elect the majority of the members of our board of directors and determine the result of any deliberation requiring shareholders' approval, provided there is no conflict of interest involved in the exercise of his vote, including in relation to dealings with related parties, corporate reorganizations, asset disposals, partnerships, the payment date of any future dividends, and adherence to the minimum mandatory dividend payment requirements imposed by the Brazilian Corporation Law. Although an investor is protected to the extent that any purchaser of a controlling stake in us is required to make a public tender offer for the acquisition of the remainder of our common shares under the same conditions as the shares purchased from the controlling group (tag-along), and has specific protection relating to transactions between the controlling shareholder and related parties, the controlling shareholder may have interests that may conflict with the interests of the investors.

***Actual or anticipated sales of a substantial number of the common shares and GDSs could cause the price of the common shares to decrease.***

The market price of the common shares or GDSs could drop significantly if we, our controlling shareholders or our executive officers and members of our board of directors sell common shares, or the market perceives that we or they intend to sell them.

***We may need to raise additional equity capital in the future, which may dilute your ownership in us.***

We may need to obtain additional resources in the future in order to execute our growth strategy, including the possible acquisition of new businesses and assets. We may not be able to obtain debt financing on terms attractive to us, or at all. If we cannot obtain adequate funds to satisfy our capital requirements internally or through other methods of financing, we may need to increase our capital through an additional equity offering. Sales by us of a substantial number of common shares and GDSs could negatively affect the market price of the common shares and GDSs and dilute your shareholdings in us.

***Holders of the common shares and GDSs may not receive any dividends.***

According to our by-laws, we must generally pay our shareholders at least 25% of adjusted net income in the form of dividends. This adjusted net income may be appropriated as allowed under the Brazilian Corporation Law and may

not be available to be paid as dividends. In addition, we may elect not to pay dividends to our shareholders in any particular fiscal year if our board of directors determines that we do not have sufficient adjusted net income (or accumulated retained earnings) to distribute dividends, or that the distribution of dividends would be incompatible with our financial condition at the time. We have not distributed dividends since our incorporation.

***The protections afforded to minority shareholders in Brazil are different from those in Canada, and may be more difficult to enforce.***

Under Brazilian laws, the protections afforded to minority shareholders are different from those in the Canada. The legal framework pertaining to disputes between shareholders and us, our directors, management or a controlling shareholder is less developed under Brazilian laws than Canadian law and the procedures for initiating a shareholder lawsuit, such as a derivative action, differ from those you may be familiar with under Canadian or other laws. As a result, it may be more difficult for our minority shareholders to enforce their rights with respect to us, our directors or controlling shareholders than it would be for shareholders of a Canadian company to do so.

***Holders of GDSs and common shares may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.***

Our corporate affairs are governed by our by-laws and Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in Canada or elsewhere outside Brazil. Even if you are a shareholder, or if you surrender your GDSs and become a direct shareholder, your rights as a holder of our common shares under Brazilian Corporation Law to protect your interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the Canadian securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in Canada and certain other countries, which may put holders of our common shares and GDSs at a potential disadvantage. Corporate disclosure also may be less complete or informative than for a public company in Canada or in certain other countries.

***Holders of GDSs and common shares may face difficulties in serving process on or enforcing judgments against us and other persons.***

We are a corporation (sociedade por ações) organized under the laws of Brazil, and the majority of our members of our board of directors executive officers and our independent public accountants reside or are based in Brazil. Most of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for you to effect service of process upon us or these other persons within Canada or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in Canada or other jurisdictions outside Brazil. You may face greater difficulties in protecting your interests in the case of actions by us or our board of directors or executive officers than would shareholders of a Canadian corporation.

***Holders of GDSs may find it difficult to exercise even their voting rights at our shareholders' meetings.***

Holders of GDSs may exercise their voting rights with respect to our common shares represented by the GDSs only in accordance with the Deposit Agreement relating to the GDSs. There are practical limitations upon the ability of GDS holders to exercise their voting rights due to the additional steps involved in communicating with GDS holders. For example, we are required to publish a notice of our shareholders' meetings in certain newspapers in Brazil. Holders of our common shares can exercise their right to vote at a shareholders' meeting by attending the meeting in person or voting through a duly appointed power of attorney. By contrast, holders of GDSs will receive notice of a shareholders' meeting by mail from the GDS depositary following our notice to the GDS depositary requesting the GDS depositary to do so. To exercise their voting rights, GDS holders must instruct the GDS depositary on a timely basis. This voting process will take longer for GDS holders than for holders of our common shares. If it fails to receive timely voting instructions for the GDSs, the GDS depositary will assume that the investor is instructing it to give a discretionary proxy to a person designated by us to vote the investor's GDSs, except in limited circumstances. The depositary and its agents are not responsible for failing to carry out their voting instructions or for the manner of carrying out their voting instructions. This means that investors may not be able to exercise their right to vote, and they may have no recourse if their common shares are not voted as they requested.

## LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company was not during fiscal 2007, and is not currently, a party to, nor was any of its property the subject of, any legal proceedings, or any known to be contemplated, which involve a material claim for damages within the meaning of applicable securities legislation.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during fiscal 2007, or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during fiscal 2007.

## PROMOTER

Eike Batista, has taken the initiative in founding and organizing the business of the Company and, accordingly, may be considered to be a promoter of the Company within the meaning of applicable securities legislation. Other than as disclosed elsewhere in this Circular, Eike Batista has not received any consideration for his role in founding and organizing the business of the Company.

## AUDITORS, TRANSFER AGENTS AND REGISTRARS

The auditors of MMX are KPMG LLP in Brazil located at 52 Avenida Almirante Barroso, 4th Floor, Rio de Janeiro, Brazil.

The transfer agent and registrar of the Company's common shares is Banco Itaú in Brazil.

The depositary of the GDSs is The Bank of New York Mellon, in New York, United States and the Canadian Co-agent for the depositary is CIBC Mellon Trust Company in Toronto, Canada.

## EXPERTS

Information of a scientific and technical nature contained in this Circular in connection with the Company's material mineral projects is based on technical reports prepared for the Company in accordance with NI 43-101.

Corumbá Project – Leah Mach, CPG, MSc, Dr. Neal Rigby, CEng, MIMMM, PhD, Dr. Bart Stryhas, CPG, PhD and Stein E. E. Johansson, MSAIMM, of SRK are the qualified persons under NI 43-101 responsible for the Corumbá Project Report.

Serra da Farofa Project - Leah Mach, CPG, MSc, of SRK is the qualified person under NI 43-101 responsible for the Serra da Farofa Report.

None of the aforementioned persons nor SRK, nor any directors, officers or employees of SRK, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

The audited consolidated financial statements of MMX as at December 31, 2007, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2007, included in the Circular have been audited by KPMG LLP, which firm was independent of MMX at the date of issuance of its audit report.

None of the persons referenced in this section has any interests in any securities of other property of MMX or its associate or affiliates, nor do they expect to receive or acquire any such interest.

## MATERIAL CONTRACTS

The only material contracts entered into by the Company, other than those entered into in the ordinary course of business, during the last financial year, or prior thereto and are still in effect, are as follows:

1. Shareholders Agreement between the Company and Centennial Asset Participacoes Amapá S.A. and MMX Amapá Mineracao Ltda. dated as of March 5, 2007, setting out certain terms including project governance, finance arrangements and treatment of capital stock, in connection with the development of an integrated mining venture by the Company and LLX Logística S.A.

2. Deposit Agreement between the Company, the Bank of New York, and the Owners and Beneficial Owners of Global Depositary Receipts dated February 5, 2007.

3. Indemnities Agreement between the Company, LLX Logística S.A., IronX Mineração S.A. and Anglo American Participações em Mineração Ltda., dated as of March 31, 2008, setting out certain cross-indemnities amongst the parties in connection with the allocation of rights and liabilities deriving out or from the Spin-Off Transaction.

The material contracts described above are available under MMX'S SEDAR profile at www.sedar.com.

## EXHIBIT "B"

## INFORMATION RELATING TO LLX

**Corporate Information and Structure**

LLX was formed on March 1, 2007 to act as a holding company for activities involving port infrastructure and logistic facilities. LLX was formed through the contribution of certain assets and projects previously held by companies controlled by Mr. Eike Batista. Following the Spin-off Transaction, LLX will hold 85% of LLX Logística S.A. and its subsidiaries LLX Minas-Rio (49% held by Anglo American plc) and LLX Açu. LLX will operate as an independent company from MMX and will directly control iron ore operations at the Açu Port and LLX Açu AND other cargo operations and industrial facilities of the Açu Port and cargo operations at the Brasil and Sudeste Ports through its subsidiaries.

LLX's registered and head office will be located at 154 Praia do Flamengo, 5th Floor, Flamengo, Rio de Janeiro, Brazil.

The following chart illustrates our corporate structure and the percentage of voting securities that will be held in LLX's principal subsidiaries upon completion of the Spin-off Transaction. All subsidiaries are formed under the laws of Brazil. Unless the context otherwise requires, references in this Exhibit "B" to "LLX" or the "Company" are references to LLX and its subsidiaries as independent companies from MMX following the completion of the Spin-off Transaction.


LLX
Logística S.A.
70%
51%
Portuáries
LLX Minas Rio
Logística S.A.
99.99%
99.99%
Acŭ Operacões
Portuáries
dreira Sepetiba
Ltda.

**History and Development of the Business**

The following material events have influenced the general development of the business that LLX will operate following completion of the Spin-off Transaction, which is to provide logistics infrastructure solutions in Brazil, primarily in the ports industry.

In June 2006, the Minas Gerais and Rio de Janeiro state governments formally agreed to cooperate in establishing a logistics channel between the two states. On December 28, 2006, the State Environmental Engineering Foundation (*Fundação Estadual de* Engenharia *do Meio Ambiente*), or FEEMA, granted LLX the initial license, referred to as Prior License (*Licença Prévia*), or LP, which is required to initiate the project. On May 14, 2007, LLX was granted the next license required, referred to as the Installation License (*Licença de Instalação*), which is required to begin construction. On June 20, 2007, the National Agency for Waterway Transport (*Agência Nacional de Transportes*

*Aquaviários*) or ANTAQ, authorized LLX to build and operate indefinitely a multi-purpose private port facility at the Açu Port. The license allows the port to handle its own cargo as well as that of third parties.

On May 14, 2007, Anglo American plc ("Anglo American") executed a purchase agreement for a 30% minority interest in LLX Minas-Rio and on July 18, 2007 subscribed for an additional 19% interest through a capital investment of approximately $200 million, for a total ownership interest in LLX Minas-Rio of 49%. On September 28, 2007, MMX, LLX and Ontario Teachers Pension Plan ("OTPP") entered into a subscription agreement and subscribed for preferred shares of LLX equivalent to 15% of LLX's capital stock, for a purchase price of $185 million. The preferred shares subscribed for by OTPP are convertible into common shares of LLX (on a one-to-one basis), subject to certain conditions. See "Description of Securities."

Centennial Asset Participacoes Logística ("Centennial Logística"), a company controlled by Mr. Eike Batista, holds a minority interest of 30% in LLX Açu. Centennial Logistica continues to look for strategic partners for port activities at the Açu, Brasil and Sudeste Ports, but intends to maintain its current 30% ownership interest in such ports as part of any strategic partnership it creates. It is LLX's expectation that any strategic partners brought into the business will contribute not only as shareholders but also in the capacity of service providers to the ports.

On November 5, 2007 LLX entered into a financing agreement with Banco Bradesco S.A. ("Bradesco") contemplating a firm commitment in the amount of US$750 million ("Engagement Letter"). The financing agreement encompasses (i) a short term bridge loan in the amount of US$300 million; and (ii) long-term finance credit lines amounting up to US$750 million which are expected to be originated mostly from the onlending of funds from Brazil's National Development Bank ("BNDES"), with an estimated term of up to 13 (thirteen) years (in the aggregate the "Financing").

Pursuant to the Engagement letter, Bradesco further agreed to undertake best efforts to syndicate approximately an additional US$1.1 billion for LLX. All the terms and conditions related to the long-term financing will be subject to BNDES's previous analysis, and the conclusion of the transaction is subject to the detailed conditions of the Engagement Letter, and to the usual market conditions for transactions of this nature. The funds from the Financing will be used to finance the development of the port logistics projects that are currently being conducted by LLX.

The long-term finance credit lines are structured as project finance, with corporate guarantees limited to the pre-completion phase of the projects that are being conducted by LLX's subsidiaries.

**Description of the Business**

The following is a description of the business of that LLX will conduct following completion of the Spin-off Transaction.

The business of LLX is aim at providing integrated logistics infrastructure solutions in Brazil. LLX's business will focus on exploring the significant growth potential in infrastructure and logistics services through the development of major port systems in the Southeast region of Brazil. LLX Minas-Rio will control iron ore operations at the Açu Port and LLX Açu will control the other cargo operations and industrial facility of the Açu Port and cargo operations at the Brasil and Sudeste Ports.

LLX believes that Brazil presents excellent opportunities for investing in the logistics industry, particularly ports. The country's major ports are publicly-owned, although port terminals are used by private companies under a system of limited duration terminal leases. As a result, a substantial part of the operational structure of the port industry depends on public investments or investments that may be directed to the maintenance and expansion of cargo handling capacity. Currently, Brazil has 42 private ports in operation, which are operated by import and export companies that integrate terminal facilities with their business operations to benefit from integrated logistics.

***Principal Services and Operations***

The LLX ports will have the following features:

***Açu Port***

The Açu Port will be built, managed and jointly owned by LLX Açu and LLX Minas-Rio. As a result of the Anglo American investment described above under "History and Development of the Business", different types of cargos and related activities will be allocated between LLX Minas-Rio and LLX Açu. LLX Minas-Rio will focus on the

development of iron ore activities and construction of basic maritime infrastructure (connecting bridge, access channel and breakwater). LLX Açu in turn will focus on other cargo transport. LLX Açu is expected to have contractual access to the maritime infrastructure constructed by LLX Minas-Rio (through the payment of per ship/per ton fees), including access to terminals and infrastructure at the Açu Port, for the construction of additional berths and access to port facilities provided for the benefit of third parties.

The Açu Port is being developed in the municipality of São João da Barra, located in the northern portion of the state of Rio de Janeiro. Once operational, it is expected to have the capacity to service efficiently existing and future demands from companies with which we intend to build long-term relationships. LLX estimates that operations at the Açu Port will start on or about September 2009. The Açu Port is expected to be composed of five terminals with an estimated capacity to berth large vessels of 250,000 tons or more. LLX believes that its deep draft port of approximately 15 meters may be increased to a maximum of 21 meters. The port is expected to have specialized terminals for mixed use, customized for different product lines, with the goal of maximizing efficiency in accordance with the needs of its clients. The Açu Port is expected to have a back area of 7,200 hectares, which LLX intends to use for developing an industrial facility, for which its has obtained the necessary industrial zoning permit.

***Brasil Port***

LLX expects to develop the Brasil Port in the city of Peruíbe, state of São Paulo, where Brazil's largest industrial and commercial hub is located. The Brasil Port is expected to be the largest of LLX's three ports, in terms of volume, and may have the potential to become one of Latin America's major ports. LLX expects operations at the Brasil Port to begin in 2012. It is expected that the Brasil Port will have a maritime structure of approximately 500,000 square meters, in addition to a back area of approximately 6 million square meters and an adjacent area of approximately 13 million square meters, intended for the development of an industrial facility. The Brasil Port is expected to have the capacity for storing and handling containers, bulk solids (such as iron ore, agricultural products and fertilizers) and bulk liquids (such as ethanol and oil derivatives). The Brasil Port is expected to be a deep draft port with a natural depth of 18.5 meters that will be adequate to berth large vessels.

***Sudeste Port***

LLX Açu has acquired a land lot in the town of Itaguaí, in Rio de Janeiro state, for Port Sudeste to be located near the Companhia Vale do Rio Doce S.A. ("CURD") and Companhia Si dorúrgica Nacional S.A. ("CSN") ports. Port Sudeste will handle iron ore from Minas Gerais state on a 512,000 m² area and operations are scheduled to begin in 2011. The port is strategically located near the Sepetiba Port, however a tunnel and access bridge are needed to connect the yards to the pier. It intends to reach a volume of 25 MT per year by 2015, remaining at that level until 2032. The region can be accessed by an MRS railway line and by the BR–101 highway. The Federal Government has recently approved an investment for the construction of a road arch linking the terminals in the Itaguaí region to the BR-116 (Rio de Janeiro – São Paulo), BR-040 (Rio de Janeiro –Belo Horizonte) and BR-101 (Rio de Janeiro – Campos de Goytacazes) highways. This development will eliminate the need to crossRio de Janeiro city and facilitate the connection between the Sepetiba Port and Brazil's main cities. A concession to manage the stretch of the BR-101 between Rio de Janeiro and the state border with Espírito Santo was recently granted to a private enterprise.

In addition to the real property in which LLX's registered offices are located, LLX owns or leases the following real properties:

(a) In the city of São João da Barra, estate of Rio de Janeiro , where the Açu Port facilities are located, comprising an area of 7.800thousand hectares;

(b) In the city of Peruíbe, estate of São Paulo , where the Brasil Port facilities are located, comprising an area of 1.900 thousand hectares; and

(c) In the city of Itaguaí, estate of Rio de Janeiro , where the Sudeste Port facilities are located, comprising an area of 5.2 thousand hectares.

***Stated Business Objectives***

LLX's main business objective is to take advantage of Brazil's significant economic growth potential by initially developing three port facilities in the Southeast region of the country, including one medium-capacity port and two large-capacity ports, or "super ports". LLX believes that Brazil has significant potential for increasing logistics operations and creating port infrastructure, which today represent some of the major barriers to national economic growth. LLX's strategy is to implement a new concept for ports, combining efficiency, elevated capacity, distinguished industrial infrastructure interconnected with the logistics and ports industries, allowing for the strategic integration of Brazilian companies with international trade.

LLX's business objective is based on the following key factors:

- *Strategically positioned to develop low-cost operations.* With expected multi-purpose access, efficient facilities and carefully-designed infrastructure, LLX believes that its three ports will be strategically positioned to service Brazil's major economic region, the Southeast. In addition, LLX's ports will be developed along areas of the Brazilian coast that are capable of supporting deep berths, providing the company with a competitive advantage due to expected lower operational and capital costs.

- *Efficient ground logistics with extensive adjacent back area for the development of industrial facilities.* LLX's ports will be designed with adjacent areas to allow for the development of industrial facilities surrounding our ports. LLX believes that this approach will increase efficiency, reduce road congestion and expand the infrastructure required for receiving, storing and dispatching cargos.

- *Long-term contracts with creditworthy and high-volume clients.* LLX is negotiating other long-term contracts for the transportation of cargo, port infrastructure and related logistics services to ensure a steady revenue source. We entered into long-term contracts with MMX Minas-Rio for cargo that will be shipped through the Açu Port.

- *Synergy within the EBX Group and with strategic partners.* LLX's projects are expected to capitalize on the integrated EBX Group, allowing LLX to capture synergies between substantial mining and logistics operations, while maintaining an outstanding port infrastructure for import and export demands. LLX expects to complement continuously our operations by entering into strategic partnerships with established domestic and international players, as it has already done with Anglo American plc, one of the world's largest mining companies.

- *Highly experienced management.* LLX's management team has extensive experience in the port and logistics industry in Brazil and abroad, having established highly regarded domestic and international reputations. LLX believes that the depth and breadth of the intellectual capital and experience of our management will provide its business with innovative solutions and successful execution.

LLX believes that its proposed port facilities have the potential to be ranked among the leading ports in the Americas facing the Atlantic Ocean. Its proposed port facilities, together with a select few in this geographic region, are expected to be capable of efficiently receiving ships with large drafts, thus maximizing efficiency for long-distance transport and avoiding operational limitations present at most existing ports in Brazil.

***Milestones***

LLX believes that the most significant events that must occur in order to achieve its business objectives as stated above are as follows:

*Invest in the development of strategic ports and explore the potential for LLX's ports as outlets for domestic production.* LLX believes the strategic location of its ports, their potential status as "must call" ports on the east coast of South America, the existence of interconnections with various production locations and the capacity for receiving vessels larger than those received by other ports in the region, make such ports likely candidates to become "concentration ports," where large vessels can operate. Furthermore, we expect that the increasing cost of freight and highway congestion associated with ground transportation will promote coastal navigation for the transportation of goods along the east coast of South America, where the majority of the population is concentrated. As such, LLX expects to make the investments required for developing and operating our ports to meet domestic demand with a view towards

improving channels for bulk solids (such as iron ore, agricultural produce and fertilizers), bulk liquids (such as ethanol and oil derivatives) and general cargos (such as steel products).

*Seek high levels of productivity, efficiency and low costs.* LLX will seek to invest in a productive and operationally efficient manner to become industry leaders in Brazil and in Latin America. LLX expects to provide an ideal platform for receiving large vessels and will continuously seek to maximize the volume of products channeled through our proposed facilities and reduce the down-time spent by inbound and outbound ships while docked. In addition, LLX intends to establish a high-quality, state-of-the art logistics system for controlling its port operations, including storage and fast channeling, designed to achieve maximum efficiency. LLX will seek to develop its business by maintaining low labour costs through training and employee motivation programs and maintaining a steady revenue source through long-term service contracts that will seek to combine high quality service and reliability at competitive costs, focused on predictability and limiting its exposure to the volatility of its clients' businesses.

*Invest in logistics and other related segments.* LLX plans to explore opportunities related to the extensive back areas of its ports to expand operations to segments it believes to be related to its business, thereby creating synergies. LLX intends to develop businesses to complement our port operations, which may include leases of storage areas and other value-added logistics services in the suburbs of São Paulo, Rio de Janeiro and Minas Gerais.

*Promote an efficient business model.* LLX's business model was designed to develop low-cost manufacturing assets with independent logistics. LLX intends to fully integrate its businesses and standardize its processes. LLX plans to carefully select new projects after a careful analysis of risks and feasibility studies. LLX will use best efforts to ensure that all of its processes will be performed in accordance with applicable laws and environmental regulations, with an emphasis on social responsibility, primarily with the communities surrounding our ports.

***Customers, Sales and Marketing***

LLX plans to strongly emphasize customer service in order to improve its competitiveness. LLX will work with potential customers to understand their primary requirements in order to customize its operations to meet their specific needs. LLX plans to establish multi-purpose operations in the port logistics industry, in order to provide services to different customers handling several types of cargo, from iron ore products to containers. LLX believes that its will be able to offer our customers more cost effective services than its competitors, given the unique characteristics of our assets, including our strategically located ports and terminals, our efficient ground logistics and extensive back area to develop industrial projects. See "Competitive Conditions".

***Competitive Conditions***

LLX faces actual and potential competition from three main sources: (i) other existing port terminals; (ii) prospective terminals or expansion of existing terminals; and (iii) existing or prospective terminals in other Brazilian ports with the potential to serve the markets served by its ports. See "Risk Factors – Risks Relating to LLX Business."

Competitive conditions related to each of LLX's three ports is discussed below.

In the Açu Port, the main competitors are located in the region of Vitória, the capital city of the state of Espírito Santo, Brazil. The Tubarão Port owned by CVRD, transports iron ore, agricultural bulk items and coal. TPS, the port controlled by Gerdau, Usiminas and CST, is located in the same region, transporting steel and metallurgic products. Other terminals in the region transport containers, granite and bulk liquid agricultural products.

The Ubu Port, also located in the state of Espírito Santo, handles Samarco's iron ore pellet exports. There is currently a project contemplating the implementation of a steel mill in the region, which could result in the development of a port terminal to meet its requirements, and possibly offer any excess capacity to move third-party cargoes. However, LLX cannot predict if and when this would occur.

To a certain extent, the Port of Rio de Janeiro may also compete with the Açu Port, particularly in the transport of containerized cargo and steel. In addition, there are several small terminals operating in the offshore supply boat segment, in particular in the regions of Macaé and the Guanabara Bay, in addition to a terminal operating in the region of Ubu, in the state of Espírito Santo.

The main competitors of our Sudeste Port are iron ore export terminals located in the state of Rio de Janeiro, Brazil and connected to the MRS rail network, including Guaíba Island terminals and the CPBS terminal at the Port of Sepetiba, both of them controlled by CVRD, and the CSN iron ore terminal at the nearby Port of Itaguaí. In the offshore segment, our competitive environment will be the same as in the Açu Port. Several competitors operate in the logistics segment, including in container warehousing loose cargo, most of which are located near the Port of Rio de Janeiro. With respect to custom stations, there are several land customs stations (*Estações Aduaneiras Interiores* or EADI) across the country, in addition to primary customs areas, particularly in airports.

The main competitors of our Brasil Port are the Port of Santos, with a large number of terminals, and to a lesser extent, the Port of São Sebastião and the Port of Paranaguá. At the Port of Santos, there are several terminals handling containers, including the Santos Brasil terminal, the Libra terminal, the Tecondi terminal and the Rodrimar terminal, whose market shares in 2005 corresponded to 44.6%, 33.7%, 9.6% and 8.7% respectively, according to data released by *Companhia Docas do Estado de São Paulo*, or CODESP. There are several projects to expand these terminals and construct other terminals, such as the Embraport and Barnabé terminals. Currently, these projects are in different stages of development and we cannot predict if and when they will be implemented. LLX believes, however, that any project to be developed in the area of the Port of Santos, will face the same difficulties as terminals currently installed in the region are facing with respect to road and sea access, including limitations related to the port's berth draft.

At the Port of Santos there are also full-service terminals dedicated to agricultural and liquid bulk items. Most of these bulk terminals are connected with trading companies or with América Latina Logística, or ALL, which could pose a barrier to transfers of cargo currently moved at these terminals to our Brasil Port. However, the deficiencies and limitations concerning land-based access, both by road and railway, to these and other terminals in the region of the Port of Santos also apply in their cases.

The Port of Paranaguá, which is dedicated to agricultural bulk items and handling containers, provides services in the same region in which our Brasil Port exercises its sphere of influence.

Petrobras has a liquid bulk terminal for private use at the Port of São Sebastião. Access by road to this port is rather complex and there is no railroad access. There is, however, a project for construction of a duct leading to this port that, if implemented, could compete with our liquid bulk facilities at the Brasil Port.

In the iron ore segment, Brasil Port may in the future face competition from a logistics corridor for the flow of production through the river system and to the ports of Rio da Prata. However, these river ports face limitations in terms of berth draft, as shipping in this river system would require smaller vessels, in particular for loading operations, whereas cargo shipped through our Brasil Port will not be subject to these limitations, which represents a competitive advantage of Brasil Port in long distance freight transport.

LLX believes its competitive strengths are as follows:

*Strategic location of LLX ports.* LLX's three ports will be located in the states of São Paulo and Rio de Janeiro, in the Southeastern region of Brazil, the country's largest economic region. Given the economic importance of our port locations and the concentration of Brazilian industrial companies in this geographic area, LLX believes its ports will be well-positioned on the east coast of South America to provide services to major container transport maritime companies. LLX believes that its will be able to capitalize on the substantial flow of foreign goods that will transit through our ports into Brazil, as its ports provide for a strategic entry to the east coast of South America. In addition, LLX's ports are expected to be integrated with railroads and highways, avoiding congested urban areas and allowing for adequate inbound/outbound high volume traffic to manage the heavy flow of goods at our ports.

*Extensive adjacent areas for expanding and developing back areas for industrial facilities.* Unlike other ports located within metropolitan areas with limited space for expansion, the Açu Port and the Brasil Port will be designed with adjacent areas that will permit infrastructure expansion required for receiving, storing and dispatching cargos, thereby expected to increase efficiencies and reduce road and environmental impact. In addition, LLX expects to build a diversified infrastructure area within our ports targeted towards the development of customized industrial facilities catering to companies from different industry segments, while providing services at reduced costs given the proximity to industrial facilities adjacent to our ports. LLX believes that its industrial facilities will provide the value-added services to strengthen long-term relationships with our clients.

*Greater efficiency resulting from improved infrastructure.* LLX intend to make substantial investments in equipment and storage facilities that will be leased to third parties. It also expects to use its proposed information technology systems to maximize performance in terms of time and overall productivity of its operations, particularly with respect to the use of our berths and yards. As such, LLX believes that the equipment and technology proposed to be used in its facilities will be better than those used by its competitors.

*Adequate facilities to receive large ships.* LLX will design the Açu Port's and the Brasil Port's depth and draft to meet international standards for receiving large ships, including the new generation of container vessels capable of transporting over 10,000 TEUs. Unlike most Brazilian ports currently in operation, LLX expects that the drafts at its ports can be increased without substantial capital investment, allowing it to receive even larger vessels, which is an important attribute given the recent increases in Latin America trade.

*Strategic partnerships with well-known technical and creditworthy partners.* In developing its business, LLX will rely on the technical experience and creditworthiness of strategic partners, such as Anglo American. LLX believes that these associations will mitigate the start-up and operational risks of its logistics business. Furthermore, Centennial will continue seeking strategic partners for LLX Açu, with the goal of adding value and mitigating risks in developing its business.

*A highly experienced and motivated management team.* LLX management is highly experienced and motivated to accomplish LLX's mission and strategic vision. Its management team has extensive experience in the port, logistics, iron ore mining industries and related activities, including experience in industry-leading companies, and has built a strong reputation in Brazil and internationally. For example, its chief executive officer and chief operations officer each have over twenty years of experience in developing and operating port terminals, the ocean and rail transportation industries as well as the mining and metals industry. LLX will maintain an entrepreneurial spirit, always seeking new projects and innovative solutions. In order to align the interests of LLX's management with those of its shareholders, a stock option plan was created for eligible officers, to grant options to acquire up to 1% of LLX's capital stock. See "Stock Options".

*Social and environmental responsibility.* LLX will carry out its projects in a sustainable manner, respecting the environment and environmental law, while acting in a socially responsible manner, by contributing to the communities in the areas where our ports are located. LLX will continue to maintain an environmental responsibility policy which was a key factor in its progress with respect to the environmental licensing process of the Açu Port.

***Seasonality***

Demand for LLX's services in respect of certain types of cargo tends to be seasonal, with variable peaks in demand depending on the cargo. This seasonality tends to occur mostly in relation to agricultural bulk goods, whereas demand for our services in respect of iron ore cargoes presents no seasonality. As a result, LLX's results of operations will by subject to certain seasonal fluctuations. See "Risk Factors – Risks Relating to LLX Business."

***Regulatory Issues***

The legal rules applicable to inland waterways, maritime and road transportations in Brazil were substantially altered by the enactment of Law No. 10,233 dated June 5, 2001, or Law 10,233, as amended. Some of the principal changes conveyed by Law 10,233, which restructured the institutional regulation of land and water based transport, include the establishment of:

- Brazilian National Council for the Integration of Transport Policies (*Conselho Nacional de Integração de Políticas de Transporte*), or CONIT, responsible for submitting proposals to the President of Brazil concerning integration of the different means of transportation of passengers or cargoes;

- new set of rules governing inland waterways, maritime transportation and road transportation; rules to reorganize the administration of the Brazilian Federal Transport System (*Sistema Federal de Viação*); establishment of new regulation applicable to the provision of transportation services;

- the Brazilian Agency of Water-Based Transport (*Agência Nacional de Transportes Aquaviários*), or ANTAQ, whose regulatory authority include coastal shipping and organized ports;

- the Brazilian Agency of Land Based Transport (*Agência Nacional de Transportes Terrestres*), or ANTT, whose regulatory authority include railroad cargo transportation, road cargo transportation and multimodal transportation; and

- the Brazilian National Department of Infrastructure and Transport (*Departamento Nacional de Infra-Estrutura e Transportes*), or DNIT, which is responsible for implementing the policies adopted for administration of the infrastructure of the Brazilian Federal Transport System, including management, maintenance, recovery replacement, capacity adjustment and expansion of the system, including construction of new transport ways and terminals.

Law No. 8,630, known as the Port Law, established the legal regime for the operation of organized ports and port facilities. The main purposes of the Port Law include the following:

- allowing private companies to operate and manage port facilities and port movement;

- promoting modernization of port operations through private investments in efficient port superstructures, reducing ships' waiting and docking time at ports;

- allowing private companies to operate and manage their own terminals located in Brazilian ports for the handling of third party cargoes, which previously were limited to handling their own cargoes; and

- promoting adjustments of the manpower required by port operations.

Under the Port Law, port administration is an activity performed at organized ports by the Brazilian government or another entity, including private companies, under concession. The port administration is responsible, among other things, for supervising compliance with concession agreements and port operation regulations, supervising services so they are performed regularly, efficiently, safely and preserving the environment, establishing port working hours and setting and collecting port fees and tariffs.

The Port Authority Councils (*Conselhos de Autoridade Portuária*), or CAP, were created by the Port Modernization Law as committees of representatives of the government, the port operators, the port workers and the port users and others, responsible for (i) issuing regulation on the operations of each port; (ii) coordinating the port working hours; (iii) delivering opinions on the port budget proposal; and (iv) developing mechanisms to attract cargo transports.

Port operators are also subject to the regulatory rules and other regulations issued by (i) ANTAQ, as discussed above; (ii) by the health and sanitary surveillance agency, or ANVISA, which regulates health and sanitary conditions of production and sale of products and services; (iii) the Merchant Marine Department (*Departamento da Marinha Mercante*); (iv) the Ministry of Agriculture; (v) the Ministry of Justice; and (vi) the Port Authority.

Under the Port Law, development of port areas is an activity that may be performed by the Brazilian government, either directly or under a concession agreement. The concession may be assigned to mixed-capital companies, such as Companhia Docas do Estado de São Paulo, or CODESP, the administrator and port authority of the Port of Santos, state of São Paulo, Brazil, or to state-owned companies, as in the case of the state of Paraná, or to private concessionaires, such as Cia. Docas de Imbituba.

These concessionaires, in turn, are required to conduct competitive bidding processes, to grant permissions for private companies to operate port terminals within organized ports of public use. In this case, winning bidders are required to execute lease agreements entered into for definite periods of time.

In addition, ANTAQ may grant authorizations for private companies to operate and manage private terminals located outside the port facilities, or even within the port facilities if the terminal operator also holds title to land located within the port facilities. These authorizations are granted for indefinite periods of time and for as long as the reasons leading to the implementation of the private terminal continue to exist.

Private terminal operations encompass terminals for exclusive private use, where operations involve storage and movement of the operator's own cargo, or mixed private use terminals, in which event operations encompass storage and movements of the operator's own cargo and third party cargoes.

LLX holds two authorizations, granted indefinitely, to build and operate mixed use port terminals in the cities of Santana, state of Amapá, and São João da Barra/Açu, state of Rio de Janeiro. The latter license to build and operate in the city of São João da Barra/Açu, state of Rio de Janeiro is currently in the process of being assigned from MMX Minas-Rio to LLX Minas-Rio. With respect to its Açu plant, the Port Authority of Rio de Janeiro has also issued a favorable opinion concerning the granting by ANTAQ of authorization for LLX to implement and operate the Açu port terminal.

***Environmental Matters***

Federal, state and municipal legislation contain provisions for the control and protection of the environment in Brazil. These laws regulate the use of natural resources, the restoration of exploited areas, the control of pollutant emissions, the treatment of industrial effluents, as well as the use, handling and final disposal of hazardous materials. It is possible that current environmental regulations will become stricter in the future. The strengthening of these laws may lead to greater costs for environmental compliance.

Environmental legislation in Brazil requires environmental licenses to be obtained before any construction, installation, enlargement, change or operation of facilities or activities that use natural resources and causes or may cause environmental degradation or pollution in the Brazilian territory. The Brazilian Institute of the Environment (*Instituto Brasileiro do Meio Ambiente*), or IBAMA, has licensing authority over companies having a regional environmental impact or companies implemented in areas owned by the Brazilian government or in which it may hold an interest. Otherwise, licensing authority lies with state environmental authorities. These activities are subjected to environmental impact assessments, or EIA/RIMA, which must be presented to the governmental authorities responsible for issuing environmental licenses. Additionally, such activities often require some form of environmental compensation. This compensation requires that at least 0.5% of the total cost of the project be spent to create and maintain protected sites. We will have to obtain environmental licenses to build, install, and operate facilities in order to prevent environmental contamination.

The environmental licensing process comprises, basically, the issue of three types of licenses:

Prior license – granted during the preliminary stage of facility planning, with approval of the location and the concept of the facility based on its environmental impact, and establishing the basic requirements to be fulfilled in the following stages of implementation of the project;

Installation license – authorizes the installation of the operation according to the specifications presented in the plans, programs and designs previously approved by the authorities; and

Operating license – authorizes the start of operations for the facilities, after the fulfillment of the installation license and confirmation by government authorities that the environmental control measures and conditions required of the operation have been met.

All environmental licenses are valid for a definite period and may be cancelled if the conditions or requirements imposed by the licensing authority are not fulfilled.

Whenever the regulated activity involves an area encompassing more than one municipality or state, or that impacts areas under the jurisdiction of the Brazilian government, conflicts of jurisdiction between environmental licensing authorities may occur. Additionally, depending on the level of environmental impact caused by the activity, the environmental licensing process may require the presentation of environmental impact assessments and the holding of public hearings. This may considerably increase the complexity and duration of the licensing process as a whole, exposing the activity to potential adverse claims from third parties.

Under Brazilian Federal Law 9605/98 (the Environmental Crime Law), noncompliance with environmental laws and regulations can result in criminal penalties. Administrative penalties range from warnings and fines to shutdown of operations, or loss or reduction in tax incentives, and cancellation or suspension of government-subsidized credit facilities.

Federal Law No. 9,966, enacted in 2000, governs the prevention, control and monitoring of pollutant actions related to spills of oil or other pollutant or hazardous or dangerous substances into the country's water resources, including territorial waters, requiring the organized ports, port facilities, oil rigs and ships to observe certain fundamental principles while conducting operations involving movement of such substances. Accordingly, every port is required

to (i) maintain appropriate pollution prevention installations or other means for the receipt and treatment of a variety of types of waste and residues; (ii) establish an internal procedure manual, subject to approval by the relevant environmental agency, for purposes of managing pollution risks, handling and managing residues and waste generated by, or resulting from movements of oil and/or other pollutant, hazardous or dangerous substances; (iii) establish an individual emergency plan to prevent or combat pollution; and (iv) carry out environmental due diligence processes every two years, in order to assess the effectiveness of the environmental management and control practices adopted.

Port installations must also implement and maintain, upon approval by the relevant environmental authority, a plan for management and disposal of solid waste, prepared in accordance with the requirements of CONAMA Resolution No. 5 dated August 5, 1993. Accordingly, this plan must contemplate generation, segregation, containment, collection, storage, transport, treatment and final disposal of all solid wastes originated from ports, airports, railway and roadway terminals, as well as facilities designed to provide healthcare services.

***Trademarks and Patents***

We have filed three applications for registration of the "LLX" trademark with the Brazilian National Institute of Industrial Property, all of them submitted on behalf and in the name of LLX.

***Market for Securities***

Its is anticipated that the common shares of LLX will be listed for trading on the *Novo Mercado* segment of the BOVESPA following completion of the Spin-off Transaction.

The GDSs of LLX will not be listed for trading on any stock exchange, however it is expected that the GDSs will be tradable through an over-the-counter market in the United States. See "Description of Securities".

## SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

***Management's Discussion and Analysis***

For the period from incorporation on March 1, 2007 through December 31, 2007

This Management's Discussion and Analysis ("MD&A") focuses on key items from the audited consolidated financial statements of LLX Logística S.A. ("LLX" or the "Company") for the period from incorporation on March 1, 2007 through December 31, 2007 and the factors reasonably expected to impact future operations and results. For periods prior to the effective date of the Spin-off Transaction, the financial statements have been prepared in accordance with U.S. GAAP, and reconciled to Canadian GAAP, as if LLX had been a stand-alone company and this discussion should be read in conjunction with the audited consolidated financial statements of the Company for the period from incorporation on March 1, 2007 through December 31, 2007 and the related notes.

US GAAP varies in certain significant respects from Canadian generally accepted accounting principles. The Company has presented the nature of such differences in Note 18 in the consolidated financial statements.

This MD&A contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian securities laws concerning the business, operations and financial performance and condition of LLX, which involve a number of risks and uncertainties in addition to those noted elsewhere in the Circular (including all Exhibits thereto). Actual results may vary materially from the results anticipated by such forward-looking statements. See "Continually Statement Regarding Forward-Looking Statements" in the Circular and "Risk Factors" contained in the Circular and each Exhibit attached hereto.

All dollar amounts are in US dollars, unless otherwise stated.

***<u>Business Overview And Overall Performance</u>***

LLX is a Brazilian-based company focused on integrated logistics operations for both iron ore and non-iron ore projects. The Company was incorporated on March 1, 2007, in connection with a corporate restructuring implemented by MMX, and it became the holding company for MMX's logistics activities. LLX recognizes the

significant potential growth in infrastructure and logistics, and has as objective to provide logistics services to MMX Systems, as well as to third parties through the development of three major port systems in the Southeast Region of Brazil: Açu Port, Port Brasil and Port Sudeste.

Following the completion of the Spin-off Transaction, it is expected that LLX will have its common shares listed on the "New Market" segment of São Paulo Stock Exchange (BOVESPA) and its GDRs may be traded over-the-counter in the United States.

The Company and most of its subsidiaries are still in a development stage and have not started operations.

***LLX Projects Development Overview***

***LLX Logística S.A.***

Management of LLX believes the following key factors will contribute to the development and operations of LLX's integrated logistics business:

- Solid economic fundamentals will underpin Brazil's next high growth cycle;
- Trade will play a key role in the process, substantially increasing the demand for logistics systems;
- Brazil is underinvested in its infrastructure and provides outstanding opportunities for companies to invest in this sector, mainly in ports; and
- Isolation of logistics assets allows a better perception of their value, thus attracting a more focused analyst community and new investors.

In September 2007, Ontario Teachers' Pension Plan Board ("OTPP") acquired 15% of the issued and outstanding preferred shares of LLX for a price of US$185.0 million. This transaction implied a market value of approximately US$1.23 billion for LLX at that time.

The funds raised in this transaction with OTPP will be used for the development of non-iron ore related port activities; the development of an industrial complex at Port Açu; the development of the Port Brasil, in São Paulo State; and the development of the Port Sudeste, in Rio de Janeiro State.

In November 2007, LLX entered into a financing agreement with Banco Bradesco S.A. ("Bradesco") contemplating a firm commitment in the amount of US$750 million. The financing agreement encompasses a short term bridge loan in the amount of US$300 million and long-term finance credit lines in an amount of up to US$750 million which are expected to be mostly from the lending of funds from Brazil's National Development Bank ("BNDES"), with an estimated term of up to 13 years. Bradesco further agreed to undertake best efforts to syndicate approximately an additional US$1.1 billion for LLX. All the terms and conditions related to the long-term financing remain subject to BNDES's approval and the entering into of definitive documentation. The long-term finance credit lines are structured as project finance, with corporate guarantees limited to the pre-completion phase of the projects that are being conducted by LLX's subsidiaries.

***LLX Açu Operações Portuárias S.A.***

LLX has a 70% stake in LLX Açu Operações Portuárias S.A. ("LLX Açu"), with the remaining 30% owned by Centennial Assets Participações Logistica S.A. ("Centennial Logística"). LLX holds a 51% stake in LLX Minas-Rio Logística S.A. ("LLX Minas-Rio"), with the remaining 49% stake owned by Anglo American Participações Ltda., which interest was acquired from MMX in July 2007.

***LLX Projects***

*Port Açu*

LLX Minas-Rio owns a 300-hectare area in the town of São João da Barra, in Rio de Janeiro state, where it will install a sea port terminal for iron ore. LLX Açu also owns an adjacent area of approximately 7,500 hectares, where it will install the Port Açu complex. By means of an agreement signed with LLX Minas-Rio, LLX Açu has the right to share the port infrastructures of the Port Açu, including the access bridge and the sea-wall, as well as the option to

build additional berths and carry out port logistic operations for third parties against the payment of a fee per ship/ per tonne to LLX Minas-Rio.

On June 20, 2007 the National Waterways Transport Regulator (ANTAQ) authorized LLX Minas-Rio to build and operate for an indefinite period, the private mixed-use Port Açu complex. The license authorizes both the handling of its own and third-party cargo. A Preliminary Environmental License was granted by the Environmental Engineering State Foundation (FEEMA) on December 28 2006, and an Environmental Installation License for beginning the construction work was granted on May 14 2007. In June 2006, the Minas Gerais and Rio de Janeiro state governments formalized their cooperation for the implementation of a logistics corridor between the two states.

Port Açu, where operations are scheduled to begin in the first quarter of 2010, will handle iron ore produced by MMX Minas Rio and other cargoes such as steel products, coal, containers and granite.

Additionally, the adjacent 7,500 hectare retro area with multi-modal access and strategically located for Brazil's main economic region will allow the Port Açu to attract companies from various economic segments. The Port Açu Complex, which has also received the legal status of an Industrial District, lays down favorable conditions for the installation and development of various types of industries including steel, thermoelectric, gas, automotive, metal-mechanic and refinery plants, as well as warehousing and logistics installations.

*Port Brasil*

LLX Açu has signed an agreement with Leão Novaes Estate, by means of which it will be part of a deed and benefit from the inheritance rights including amongst its assets a real estate with a total area of 19 million m², on a 4 kilometer-long coastline, located in Peruíbe, 70 kilometers from Santos, in the São Paulo State.

Operations at Port Brasil are scheduled to start-up in 2012, and they will consist of handling lump iron ore produced by MMX and by third parties in the region of Corumbá, in the Mato Grosso do Sul State and other loads such as agricultural bulk, fertilizers, liquid bulk and containers originating from different production areas in its hinterland.
The port's 13 million m² adjacent retro area is connected to the main highways and railways that access Brazil's most important economic region and is strategically located to overcome bottlenecks, increase operating efficiency and diminish the road and environmental impact in the region. Port Brasil industrial complex will be able to absorb companies from different economic segments, including consumer electronics, metal mechanic, logistics and distribution centers and assembly lines, amongst others.

*Port Sudeste*

LLX Açu has acquired a land lot in the town of Itaguaí, in Rio de Janeiro State, which will allow Port Sudeste to be located near to CVRD and CSN ports, two main iron-ore ports. Port Sudeste will handle iron ore from Minas Gerais state on a 512,000 m² area. Port Sudeste will be strategically located since it will be accessed by an MRS railway line and by the BR–101 highway.

***Deposits in court for LLX Minas-Rio S.A.***

LLX Minas-Rio has questioned, through a lawsuit filed by MMX, the requirement to pay federal income taxes on financial gains accrued during its pre-operating phase. The suit was filed on January 31, 2008, and a deposit was made in court in the total amount of US$9,260. At present, the Company is awaiting decisions at the lower court level in the Federal Courts of Rio de Janeiro.

***Selected Annual Information***

**Year end 2007 Results**

The 2007 financial statements reflect the implementation phase of the Company's subsidiaries, represented by investments, costs and expenses related to the projects under development.

Listed below are the highlights of the period from incorporation on March 1, 2007 through December 31, 2007 of the Company:

**Financial Results** *(thousands of US.Dollars)* **2007**

| | |
|---|---|
| Net revenue: | 1,295 |
| Net financial loss *(including exchange rate variation):* | (1,626) |
| General, sales and administrative expenses | 7,508 |
| Net loss: | (4,686) |
| | |
| Total Assets | 169,975 |
| Cash and marketable securities: | 257 |
| Gross debt *(including related parties liabilities)*: | 25,173 |
| Shareholders equity: | 97,875 |

The net revenue reflects the Port Sudeste development, and is not related to logistics services. The LLX Minas-Rio and LLX Açú are in their early stage of development.

The net financial loss of US$1.6 million is the result of the US$970 thousand financial expenses and the financial loss of US$930 thousand with derivative instruments. Financial loss is explained mainly by foreign exchange rate loss on assets. Financial expenses reflect the gross debt to finance the investments.

The amount of total assets is explained by two main reasons: first, the consistent execution of the capital expenditure plan by LLX Açú, which is reflected in the increase in investment in property, plant and equipments to US$25.4 million in 2007, and second, the investment of US$103 million at equity basis in LLX Minas-Rio, as well as the goodwill of US$39.8 million related to the acquisition of some of the Company's subsidiaries.

**Liquidity and Capital Resources**

***Financing and investments***

The sources of funding necessary to finance the investments required for the various projects will be primarily through bank financing with leading Brazilian banks, which will enable LLX to maintain its planned growth and fund development activities.

***Derivative financial instruments***

The Company's subsidiaries have derivative financial instruments to manage their exposure on its foreign currency denominated debt instruments. The Company's subsidiaries do not enter into derivative financial instruments for any purpose other than cash flow hedging purposes. That is, the subsidiaries do not speculate by using derivatives. In order to reduce the impact of fluctuations in the exchange rate, the subsidiaries have adopted a policy of entering into swap contracts.

By using derivative financial instruments to manage exposures to changes in exchange rates, the subsidiaries expose themselves to credit risks and market risks. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the subsidiaries, which creates a credit risk for the subsidiaries. When the fair value of a derivative contract is negative, the subsidiaries owe the counterparty and, therefore, they do not posses a credit risk. The subsidiaries reduce their credit risk in derivative financial instruments by entering into transactions with trustworthy counterparties.

Market risk, in this case, is the adverse effect on the value of a financial instrument that results from a change in currency exchange rates, managed by establishing and monitoring parameters that limit the types and degree of market risks that may be undertaken.

Management monitors and evaluates its overall position daily in order to evaluate financial results and impact on the subsidiaries' cash flows. All financial derivative instruments are marked-to-market at each balance sheet date, with the impact of changes in their fair value recorded as financial income (expenses).

During the year ended December 31, 2007, unrealized losses of (US$930) thousands was recorded in the statements of operations.

*Fair value of financial instruments*

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. Certain assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

The estimated fair values of financial instruments are as follows:

| *(thousands of US dollars)* | December 31, 2007 | |
|---|---|---|
| | Carrying amounts | Fair Value |
| Financial assets: | | |
| Cash and cash equivalents | 257 | 257 |
| Financial liabilities: | | |
| Accounts payable – purchase of Land | (7,542) | (7,542) |
| Notes payable | (36,026) | (36,026) |
| Derivatives financial instruments | (930) | (930) |

***Criteria, assumptions and limitations used to calculate the market value***

*Cash and cash equivalents*

The accounting value approximates the market value of the trading securities due to the short-term maturity of these instruments.

*Derivatives financial instruments - swaps*

The fair value is determined based on quotations provided by the financial institutions which issued the financial instruments.

The following table presents the estimated fair value of the Company's derivative financial instrument as of December 31, 2007:

| | Fair value |
|---|---|
| Currency swap transactions: | |
| For a $185,000 amount (Banco Votorantim S.A.); maturing February1, 2008 | (930) |

***Contractual Obligations and Commitments***

At December 31, 2007, the Company and its subsidiaries had commitments with suppliers of goods and services as follows:

| *(in thousands of US dollars)* | | | Balance of the contract |
|---|---|---|---|
| Object of service contract | Date of signing | Due date | December 31, 2007 |
| Services of elaboration of conceptual and basic project for the construction of the Açu Port. | 3/26/2006 | 11/21/2008 | 7,760 |
| Assessorship technique in study of implantation of the | 4/26/2007 | 11/12/2010 | 116,777 |

| *(in thousands of US dollars)* | | | Balance of the contract |
|---|---|---|---|
| **Object of service contract** | **Date of signing** | **Due date** | **December 31, 2007** |
| Açu Port. | | | |
| Project and construction of the workmanships off shore of the Açu Port. | 8/24/2007 | 7/17/2008 | 250,551 |
| Technique sounding in sea and land in the region of the Açu Port. | 10/1/2007 | 10/2/2009 | 1,242 |
| Machines and equipment for the Minas-Rio System. | 12/21/2007 | 11/26/2008 | 35,152 |
| Other | | | 1,747 |
| **Total** | | | 413,321 |

***Business Outlook***

Notwithstanding the recent turbulences in financial markets, mainly in the USA, the emerging market economies, particularly in China and India, seem to keep growing based on strong domestic demand and investments in infrastructure and contributing in a sustainable way to the trade flow growth.

In this scenario, we expect economic growth in 2008 to remain high, although slightly lower than 2007 and therefore we anticipate the continuous increase in the foreign trade to GDP ratio in Brazil.

Thus LLX's business initiatives are poised to benefit significantly from this long term trend since its port complexes will have a strong potential to integrate the main ports of the Americas and the Atlantic Ocean. We also believe they will be among the few ports of this region with the capacity to efficiently receive ships of large draft, which maximize the efficiency of transport in long distance, avoiding the operational limitations of the majority of port terminals in operation in Brazil.

LLX's business plans are timely and in line with Brazil's logistics needs. The depleted capacity of the Brazilian highway, railway and port networks in general, together with the accelerated growth in agricultural commodity and mineral exports have created ripe conditions for new large-scale investments in the country's infrastructure. In the economic context of large volumes being handled and current efficiency levels, investments in the transport infrastructure have proven very profitable for the private sector.

**Share Capital**

As of the date hereof, the Company's capital stock was comprised of 304,609,840 shares.

**Transactions with Related Parties**

| *(in thousands of US dollars)* | Dec 31, 2007 | |
|---|---|---|
| | **Assets** | **Liabilities** |
| MMX Minas-Rio | - | 329 |
| Spirit of Brazil Ltda. | 201 | - |
| LLX Minas-Rio | 100 | 2,783 |
| MMX | - | 21,131 |
| **Total** | **301** | **24,243** |

The chart above represents the transactions through which the Company provides and receives funds to support the working capital needs of some of its subsidiaries and related parties.

Also, the Company and its subsidiaries are provided shared corporate services by EBX, a related party.
All such transactions are made under usual market conditions at arm's length.

**Off-Balance Sheet Arrangements**

The Company does not have any off-balance sheet arrangements.

**Critical Accounting Estimates And Assumptions**

The preparation of the combined consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined consolidated financial statements, and with respect to the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of inventories, property, plant and equipment, intangibles, deferred income tax assets, environmental liabilities, asset retirement obligations, valuation of derivative instruments and fair value of financial instruments. Actual results could differ from those estimates. The Company reviews the estimates and assumptions periodically.

***Derivative instruments and hedging activities***

The Company accounts for derivatives and hedging activities in accordance with FASB Statement no. 133 - Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

All derivative financial instruments are marked-to-market at each balance sheet date, with the impact of changes in their fair value recorded as financial income (expenses).

***Income taxes***

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

***Property, plant and equipment***

Property, plant and equipment are recorded at cost, less accumulated depreciation. Depreciation on property, plant and equipment is or will be calculated on the straight-line method over the estimated useful lives of the assets, as detailed in Note 8 in the combined consolidated financial statements.

***Goodwill***

The Company accounts for business combinations and goodwill according to SFAS no.141, "Business Combinations", and FAS no.142, "Goodwill Other Intangible Assets." SFAS no.141 requires that the purchase method of accounting be used for all business combinations and that certain acquired intangible assets be recognized as assets apart from goodwill. SFAS no.142 provides that goodwill should not be amortized but instead should be tested for impairment annually at the reporting unit level. The Company's annual impairment test was performed in the fourth quarter of fiscal 2007. The results of this test indicated that there has been no goodwill impairment for December 31, 2007.

***Recoverability of long lived assets***

In accordance with FASB Statement no. 144 - Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant and equipment and intangibles are reviewed for impairment whenever

events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

**Changes In Accounting Policies**

***Adaptation to the Law 11,638/2007***

Law 11,638/07 was enacted on December 28, 2007, and amends and repeals provisions of Laws 6,404 and 6,385, which governed the preparation of financial statements for Brazilian companies, in order to adjust Brazilian Accounting Practices to the international financial reporting standards ("IFRS"), affecting the Company's net income and shareholders' equity, which are the basis for dividend and interest on equity payment. The Company is currently evaluating the potential impact of this law.

There were no changes in the Company's accounting policies in 2007, nor are any currently anticipated other then as discussed above.

**Dividends**

Brazilian Corporation Law and the by-laws of LLX require that the company distribute annually to shareholders a mandatory dividend, unless the mandatory dividend is suspended in the event the board of directors of LLX notifies the shareholders that such distribution is not advisable in light of LLX's financial condition. The mandatory dividend is equal to a minimum percentage of LLX's net profits for the prior year, as that amount may be adjusted in accordance with Brazilian Corporation Law. LLX's by-laws establish the minimum percentage at 25% of net profits set forth in the company's financial statements, as that amount may be adjusted in accordance with the Brazilian Corporation Law. The mandatory dividend may be made in the form of dividends or interest attributable to shareholders' equity, which may be deducted by LLX in calculating our income and social contribution tax obligations.

LLX has not distributed any dividends since its formation.

## DESCRIPTION OF SECURITIES

On September 27, 2007, Ontario Teachers Pension Plan ("OTPP") purchased 15% of the issued and outstanding shares of LLX, in preferred shares, for a price of $185.0 million. These preferred shares have restrictions on the ability to cast votes on LLX's relevant shareholders' meetings but also contain priority provisions in connection with certain matters (e.g., priority over the distribution of dividends by LLX).

However, as part of the Spin-Off Transaction, all preferred shares (which are held only by OTPP) will be converted into common shares immediately prior to MMX's Meeting by means of an extraordinary shareholders' meeting of LLX. In accordance with Brazilian law, there will be two shareholders meeting, a first meeting attended by the preferred shareholders only and a second and final one attended by all shareholders.

***Common Shares***

The capital stock of LLX is composed of a single class of common shares. Each common share entitles the holder thereof to one vote at all annual and extraordinary general meetings. Pursuant to LLX's by-laws and the listing agreement that LLX will be required to enter into with BOVESPA in connection with the listing of the common shares on the *Novo Mercado*, LLX cannot issue shares without voting rights or with restricted voting rights. As long as LLX remains listed on the *Novo Mercado*, it may not issue preferred shares. In addition, LLX's by-laws and the Brazilian Corporation Law provide that holders of common shares of LLX are entitled to dividends or other distributions made in respect of LLX common shares rateably in accordance with their respective shareholdings.

Pursuant to the *Novo Mercado*, the common shares have tag-along rights which enable their holders, upon the sale of a controlling interest in LLX, to receive in exchange for their shares the same price paid per common share of the controlling block.

According to Brazilian Corporation Law, neither LLX's by-laws nor actions taken at a shareholders' meeting may deprive a shareholder of the following rights: (i) the right to participate in the distribution of profits; (ii) the right to participate equally and rateably in any remaining residual assets in the event of liquidation of the company; (iii) pre-emptive rights in the event of issuance of shares, convertible debentures or subscription warrants, except in some specific circumstances under Brazilian Corporation Law (see "Pre-emptive Rights" below); (iv) the right to hold LLX's management accountable in accordance with the provisions of the Brazilian Corporation Law; and (v) the right to withdraw from LLX in the cases specified in Brazilian Corporation Law, including mergers or consolidations.

*Dividend policy*

LLX will distribute as dividends at least 25% of its net income for each fiscal year, as this amount may be adjusted pursuant to Article 202 of Brazilian Corporation Law, notwithstanding the possibility that management may decide to allocate part of LLX's income to reserves as set forth by law and in the company's by-laws.

*Redemption*

According to Brazilian Corporation Law, LLX may redeem its common shares by a decision taken in an extraordinary shareholders' meeting by shareholders representing at least 50% of LLX's outstanding shares. The share redemption may be paid with retained earnings, revenue reserves or capital reserves.

If the share redemption is not applicable to all shares, the redemption will be made by lottery. If custody shares are picked in the lottery and there are no rules established in the custody agreement, the financial institution will specify on a pro rata basis, the common shares to be redeemed.

*Pre-emptive Rights*

Except as described below, each shareholder has a general pre-emptive right to participate in any issuance of new shares, in proportion to its shareholding at such time, but the conversion of debentures into shares, the granting of options to purchase shares and the issuance of shares as a result of its exercise, are not subject to pre-emptive rights. Shareholders are also entitled to pre-emptive rights in the issuance of convertible debentures or any other shares or warrants. A period of at least 30 days following the publication of notice of the issuance of shares, convertible debentures and warrants is allowed for the exercise of the pre-emptive right, and the right may be transferred or disposed of for value. Under the terms of Article 172 of Brazilian Corporation Law and LLX's by-laws, the board of directors may exclude pre-emptive rights or reduce the exercise period with respect to the issuance of new shares, debentures convertible into common shares and warrants up to the limit of our authorized stock capital if the distribution of those securities is effected through a stock exchange, through a public offering or through an exchange offer for shares in a public offering the purpose of which is to acquire control of another company.

***Global Depositary Shares***

LLX will establish a Global Depositary Share Program - Level 1, approved by the Brazilian Securities and Exchange Commission (CVM), with Banco Itaú as the custodian and The Bank of New York as depositary. Each issued and outstanding GDS will represent one common share.

The rights of a holder of GDSs, will be set forth in the deposit agreement, among LLX, The Bank of New York, as depositary, and each holder of a GDS (the "LLX Deposit Agreement"). A copy of the LLX Deposit Agreement will be available for inspection at the corporate trust office of the depositary, located at 101 Barclay Street, New York, New York 10286. The principal executive office of the depositary is located at One Wall Street, New York, New York 10286.

The depositary will execute and deliver Global Depositary Receipts, also referred to as GDRs in accordance with the LLX Deposit Agreement. Each GDR is evidences a specific number of GDSs. Each GDS currently represents one common share (or a right to receive one common share) deposited with the principal São Paulo office of Banco Itaú S.A., as custodian for the depositary in Brazil. Each GDS will also represent any other securities, cash or other

property that is distributed by LLX which may be held by the depositary on behalf of the GDS holders. The LLX common shares that are on deposit under the LLX Deposit Agreement, together with any securities, cash or other property held under the LLX Deposit Agreement are referred to as the "deposited securities".

You may hold GDSs either directly (by having a GDR registered in your name) or indirectly through your broker or other financial institution. If you hold GDSs directly, you are a GDS holder. This description assumes you hold your GDSs directly. If you hold the GDSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of GDS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As a GDS holder, you are not treated as a holder of common shares of LLX, and you will not have the same rights as shareholders of LLX. Brazilian law governs shareholder rights. The depositary is the holder of the common shares underlying the GDSs. As a holder of GDSs, you have GDS holder rights as set forth in the LLX Deposit Agreement. The LLX Deposit Agreement also sets forth LLX's rights and obligations and the rights and obligations of the depositary. New York law governs.the LLX Deposit Agreement and the GDSs.

*Voting of Deposited Securities*

GDS holders have a right to instruct the depositary how to vote the common shares represented by the GDSs. The underlying common shares have voting rights. If LLX so requests, the depositary will notify GDS holders of the upcoming meeting and will arrange to deliver any meeting materials prepared by LLX to the GDS holders. The materials will describe the matters to be voted on and explain how a GDS holder, on a certain date, may instruct the depositary to vote the common shares or other deposited securities represented by his or her GDSs as such holder may direct.

If the depositary does not receive voting instructions from a GDS holder by the specified date, it will consider such holder to have authorized and directed it to give a discretionary proxy to a person designated by LLX to vote the number of the deposited shares represented by such holder's GDSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon, subject to certain exceptions as set out in the Deposit Agreement.

***Share Dividends and Other Distributions and Rights***

The depositary must pay cash dividends or other distributions it or the custodian receives from LLX on the common shares or on other deposited securities, subject to restrictions imposed by applicable law and after deducting its fees and expenses. GDS holders will receive these distributions in proportion to the number of common shares represented by the GDSs held.

If LLX offers shareholders any rights to subscribe for additional common and, as a result holders of GDSs are offered rights to subscribe for additional common shares or any other rights, the depositary must, upon instruction from LLX, make these rights available to GDS holders.

Securities laws may restrict the sale, deposit, cancellation and transfer of the GDSs issued after exercise of rights.

***Changes Affecting Deposited Common Shares***

If LLX undertakes any of the following events: (a) a change to the terms of the common shares; (b) a reclassification, split up or consolidation any of the deposited securities; (c) a distribution of securities on the common shares that are not distributed to GDS holders; or (d) a recapitalization, reorganization, merger, consolidation, sale of all or substantially all of its assets or any similar action, then the cash or securities received by the depositary will become deposited securities and each GDS will automatically represent the new deposited securities as well, unless additional GDSs are issued instead of an adjustment to the deposited share ratio. The depositary may, and will if we request by LLX, ask all GDS holders to surrender their outstanding GDSs in exchange for new GDSs representing new deposited securities.

**Deposit and Withdrawal**

**How are GDSs issued?**

The depositary will deliver GDSs if you or your broker deposits common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of GDSs in the names you request and will deliver the GDRs at its office to the persons you request.

**How do GDS holders cancel a GDR and obtain common shares?**

You may surrender your GDRs at the depositary's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares an any other deposited securities underlying the GDSs represented by that GDR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

**Fees and Expenses**

| Persons depositing or withdrawing shares or GDR holders must pay: | For |
|---|---|
| $5.00 (or less) per 100 GDSs (or portion of 100 GDSs) | • Issuance of GDSs, including issuances resulting from a distribution of common shares or rights or other property<br>• Cancellation of GDSs for the purpose of withdrawal, including if the deposit agreement terminates |
| $0.2 (or less) per GDS | • Any cash distribution to you |
| A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of GDSs | • Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to GDS holders |
| $0.2 (or less) per GDS per calendar year | • Depositary services |
| Registration or transfer fees | • Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares |
| Expenses of the depositary in converting foreign currency to U.S. dollars | |
| Expenses of the depositary | • Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) |
| Taxes and other governmental charges the depositary or the custodian have to pay on any GDSs or common shares underlying GDSs, for example, stock transfer taxes, stamp duty or withholding taxes | |
| Any charges incurred by the depositary or its agents for servicing the deposited securities | • No charges of this type are currently made in the Brazilian market. |

**Amendment and Termination**

LLX may agree with the depositary to amend the deposit agreement and the GDRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of GDS holders, it will not become effective for outstanding GDSs until 30 days after the depositary notifies GDS holders of the amendment. At the time an amendment becomes effective, you are considered, by

continuing to hold your GDSs, to agree to the amendment and to be bound by the GDRs and the deposit agreement as amended.

**How may the deposit agreement be terminated?**

The depositary will terminate the deposit agreement if LLX asks it to do so. The depositary may also terminate the deposit agreement if the depositary has told LLX that it would like to resign and LLX has not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collection distributions on the deposited securities, (3) sell rights and other property, and (4) deliver shares and other deposited securities upon cancellation of GDRs. Four months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the GDR holders that have not surrendered their GDRs. It will not invest the money and has no liability for interest. The depositary's only obligations will be to account for the money and other cash. After termination LLX's only obligations will be to indemnify the depositary and to pay fees and expense of the depositary that LLX agreed to pay.

**Limitations on Obligations and Liability**

***Limits on LLX'S Obligations and the Obligations of the Depositary; Limits on Liability to Holders of GDSs***

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. LLX and the depositary:

- are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
- are not liable if either of them is prevented or delayed by law or circumstances beyond its control from performing our obligations under the deposit agreement;
- are not liable if either of them exercises discretion permitted under the deposit agreement;
- have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other person;
- may rely upon any documents LLX believes in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, LLX agrees to indemnify the depositary for acting as depositary, except for losses caused by the depositary's own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

**Requirements for Depositary Actions**

Before the depositary will deliver or register a transfer of GDSs, make a distribution on GDSs, or permit withdrawal of shares or other property, the depositary may require:

- payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;
- satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
- compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver GDSs or register transfers of GDSs generally when transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

**Your Right to Receive the Shares Underlying your GDSs**

You have the right to cancel your GDSs and withdraw the underlying common shares at any time except:

- When temporary delays arise because: (i) the depositary has closed its transfer books or LLX has closed its transfer books; (ii) the transfer of common shares is blocked to permit voting at a shareholders' meeting; or (iii) LLX is paying a dividend on its common shares.

- When you owe money to pay fees, taxes or similar charges.

- When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to GDRs or to the withdrawal of common shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

**Pre-release of GDSs**

The deposit agreement permits the depositary to deliver GDSs before deposit of the underlying shares. This is called a pre-release of the GDSs. The depositary may also deliver shares upon surrender of pre-released GDSs (even if the GDSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive GDSs instead of shares to close out a pre-release. The depositary may pre-release GDSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or GDSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of GDSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

**Shareholder communications; inspection of register of holders of GDSs**

The depositary will make available for your inspection at its office all communications that it receives from LLX as a holder of deposited securities that LLX makes generally available to holders of deposited securities. The depositary will send you copies of those communications if LLX asks it to. You have a right to inspect the register of holders of GDSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the GDSs.

## CONSOLIDATED CAPITALIZATION

Other than in connection with the Spin-off Transaction, there have been no other material changes to the consolidated share and loan capital of LLX since December 31, 2007.

## OPTIONS TO PURCHASE SECURITIES

Although a share incentive plan of LLX was approved by the shareholders of LLX in 2007, providing that the Board may grant stock options to LLX's managers, executive officers and related parties in an amount not to exceed 1% of the issued and outstanding common shares of LLX, LLX has not granted any stock options under the plan to date.

## PRINCIPAL HOLDERS OF SECURITIES

To the knowledge of LLX, as of the date hereof, the only shareholder that beneficially owns or will own following the Spin-off Transaction, directly or indirectly, more than 10% of the issued shares of LLX is Ontario Teachers Pension Plan, which currently owns 903,530 preferred shares representing approximately 15% of the outstanding preferred shares of LLX, which shares will be converted into common shares of LLX upon completion of the Spin-off Transaction pursuant to the approval of LLX Shareholders. See "Description of Securities – Preferred Shares".

There are currently no holders of GDSs of LLX.

## PRIOR SALES

The following table sets forth the details of all issuances or sales of securities by the Company since formation on March 1, 2007 to the date of this Circular.

| Date of Issuance or Sale | Price Per Security | Number of Securities Issued |
|---|---|---|
| April 3, 2007 | R$1.00 | 5,110,001 common shares |
| January 17, 2008 | R$362.76 | 903,530 preferred shares |

## PRICE RANGE AND TRADING VOLUMES

Neither the common shares nor the GDSs of LLX currently trade on any stock exchange, nor will they following completion of the Spin-off Transaction.

## DIRECTORS AND OFFICERS

The following table sets forth the name, state and country of residence, position held with LLX, principal occupation for each person who is a director and/or an executive officer of LLX. The statement as to the common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers as a group is based upon information furnished by the person concerned and is as at the date of this Circular.

| Name, Residence and Position with the Company | Director/Officer Since | Principal Occupation |
|---|---|---|
| **Eike Fuhrken Batista**<br>Rio de Janeiro, Brazil<br>Chairman | March 1, 2007 | Chaiman |
| **Eliezer Bàtista da Silva**<br>Rio de Janeiro, Brazil<br>Honorary Chairman | March 1, 2007 | Honorary Chairman |
| **Luiz Rodolfo Landim Machado**<br>Rio de Janeiro, Brazil<br>Director | March 1, 2007 | Member of the Board of Directors |
| **Samir Zraick** (1)<br>Rio de Janeiro, Brazil<br>Director | October 11, 2007 | Independent Member of the Board of Directors |
| **Luiz do Amaral de França Pereira** (1)<br>Rio de Janeiro, Brazil<br>Director | October 11, 2007 | Independent Member of the Board of Directors |
| **Raphael de Almeida Magalhães**<br>Rio de Janeiro, Brazil<br>Director | November 2, 2007 | Member of the Board of Directors |
| **Paulo Carvalho de Gouvêa**<br>Rio de Janeiro, Brazil<br>Director | November 2, 2007 | Member of the Board of Directors |
| **Marcelo Adler Cheniaux**<br>Rio de Janeiro, Brazil<br>Director | November 2, 2007 | Member of the Board of Directors |
| **Celso Clemente Giacometti** (1)<br>Rio de Janeiro, Brazil<br>Director | February 11, 2008 | Independent Member of the Board of Directors |

| | | |
|---|---|---|
| **Ricardo Carneiro Antunes Neto**<br>Rio de Janeiro, Brazil<br>Chief Executive Officer | March 1, 2007 | Chief Executive Officer |
| **Eliane Aleixo Lustosa Thompson-Flores**<br>Rio de Janeiro, Brazil<br>Chief Financial Officer | March 1, 2007 | Chief Financial Officer |
| **José Salomão Fadlalah**<br>Rio de Janeiro, Brazil<br>Chief Development Officer | October 11, 2007 | Chief Development Officer |
| **Luis Alfredo Osório de Castro**<br>Rio de Janeiro, Brazil<br>Chief Imprementation Director | October 11, 2007 | Chief Imprementation Director |

(1) Member of the Audit Committee

As of the date of this Circular, all directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercise control or direction over, a total of 9 common shares and no GDSs, representing less than 1% of the then issued and outstanding common shares.

The following is a brief biography of each of the directors and officers of LLX:

**Eike Fuhrken Batista**: Mr. Batista studied metallurgical engineering at the University of Aachen, Germany. Since his graduation, he has been a highly successful entrepreneur, running the EBX Group for over 20 years and becoming world-renowned in the mining industry. He also had a tenure as Chairman, President & CEO of TVX Gold, Inc., a corporation whose main shareholder was our controlling shareholder, with shares traded on the Toronto and New York Stock Exchanges.

**Eliezer Batista da Silva**: Mr. Eliezer Batista holds a bachelor's degree in civil engineering from the Federal Engineering and Architecture University of Parana. He is a former Minister of Mines and Energy for Brazil, Secretary of Strategic Affairs for Brazil and former Chairman and CEO of CVRD and Rio Doce International. He is currently an acting member of the Russian Academy of Science and of the World Business Council for Sustainable Development. He also currently sits on the boards of directors of numerous Brazilian corporations, such as Aracruz Celulose S.A., Santista Têxtil S.A., Cimpor Brasil S.A., Klabin S.A., Sharp S.A. Equipamentos Eletrônicos, and Inepar S.A. Indústria e Construções, and serves on the board of directors of the Rio de Janeiro State Federation of Industries (Firjan).

**Luiz Rodolfo Landim Machado**: Mr. Luiz Rodolfo holds a bachelor's degree in engineering from Universidade Federal do Rio de Janeiro, and masters degree in management from Harvard University and in engineering from Alberta's University, in Canada. Mr. Luiz Rodolfo dedicated more than 26 years to Petrobras, as Officer and Chairman of Petrobrás Gás S.A. – GASPETRO and Petrobrás Distribuidora S.A. - BR.

**Samir Zraick**: Mr. Samir Zraick is an engineering graduate from the Rio de Janeiro Pontifical Catholic University Polytechnic School in 1964. He earned his master's degree in electronic engineering from the Delft University in the Netherlands in 1966. Later, he earned his PhD from the Faculté des Sciences de l'Université de Paris in 1970. He worked at CVRD between 1971 and 1986 in a variety of positions, including as Chief Financial Officer, and was responsible for the structuring financing package for the construction of the Carajás Project. Between 1986 and 1998 he acted as Finance and Development Director for Caemi Mineração e Metalurgia S.A., serving on the Board of Directors of Minerações Brasileiras Reunidas S.A. - MBR and Quebec Cartier Mining Co. — QCM. More recently, he served on the Strategic Committee of CVRD. Mr. Zraick also sat on the Board of Directors of Canico Resources until its acquisition by CVRD in 2005. He has been a member of the Board of Directors of Embraer since March 2006.

**Luiz do Amaral de França Pereira**: Mr. França Pereira is an Independent Member of the Board of Directors. Mr. França holds a degree in Civil Engineering from the Federal University of Paraná and participated in the Stanford Executive Program, at Stanford University, as well as several other courses in business management and corporate finance. Currently, he is managing partner of Três Rios Consultoria e Planejamento Ltda., acting as an independent corporate and financial consultant for several companies, and is a member of the Instituto Desiderata's Fiscal

Council. He has been a director of several companies in the EBX Group. He has been a director of Santana Participações e Empreendimentos Ltda. (formerly Caemi), having worked for the Caemi Group for more than three years, where he held the positions of CFO and Investor Relations Officer as well as member of the Board of Directors of CMM - Caemi Mineração e Metalurgia - and several of its subsidiaries. He was Executive Vice-President of the Monteiro Aranha Group for seven years and a member of the Board of Directors of certain of its subsidiaries. He also worked for the Vale do Rio Doce Group for thirteen years, holding different executive positions, and then for seven years as Vice-Chairman of the Board, CFO, Executive Vice-President and Investor Relations Officer. He was also member of the Board of several Vale subsidiaries. He was also an executive officer in several companies in the Bozano, Simonsen Group. Mr. França, actually, also sits on the Board of Directors of a MPX Energia S.A. e a LLX Logística S.A. and is a Member of the Audit Committee of MMX.

**Raphael de Almeida Magalhães**: Mr. Magalhães is a law graduate from the Rio de Janeiro Pontificial Catholic University. Between 1964 and 1965, he was Vice-Governor and Interim Governor of the State of Rio de Janeiro. He was elected Federal Congressman for ARENA from 1967 through 1970. In 1971, he became the president of the National Federation of Private Insurance Companies. During the 1980s he was Secretary of State for Education and Culture in the State of Rio de Janeiro. During the two-year period between 1986-1987, he was the Minister of Pension and Social Assistance. Currently, he is a member of the board of directors of Companhia de Seguros da Aliança do Brasil.

**Paulo Carvalho de Gouvea:** Mr. Paulo Carvalho de Gouvêa holds a bachelor's degree in Law from the Rio de Janeiro Federal University. He worked with Baker & McKenzie and the Veirano e Advogados Associados law firms, specializing in the fields of corporate, commercial and tax law. In 1997, he joined EBX Group as a lawyer, and was then promoted to Legal Affairs Officer. Mr. Gouvêa sat on the board of directors of Minera Mantos de Oro S.A., the largest South American silver mine and producer, from 1999 to 2001. Mr. Gouvêa is a Member of the Board of Directors of OGX Petróleo e Gás and LLX Logística S.A.

**Marcelo Adler Cheniaux**: Mr. Marcelo Cheniaux holds a bachelor's degree in economics from Universidade Cândido Mendes, MBA in Finances from IBMEC/RJ e and from Los Angeles' University. He has twenty years experience in several companies as Coca-Cola Company, Billington Metais, AT&T and Atlantic Richfield Company.

**Celso Clemente Giacometti**: Mr. Celso Giacometti holds a bachelor' degree in business administration from Faculdade de Economia São Luis and in accounting from Faculdade de Ciências Econômicas de Ribeirão Preto, Inst. Universitária Moura Lacerda. He has been a member of the Fiscal Council of CTEEP – Transmissão Paulista since August 2006 and chairman of the Fiscal Council of TIM Participações since April 2004. Furthermore, he is a member of the Board of Directors of Tarpon Investimentos and of Agra Incorporadora, among others. He is a senior partner of Giacometti Serviços Profissionais Ltda., rendering consulting services in corporate and family governance since January 2002.

**Ricardo Antunes Carneiro Neto**: Mr. Ricardo Antunes holds a bachelor's degree in metallurgical engineering from the Pontifícia Universidade Católica and a master's degree in the same area from the Imperial College in London. He dedicated 23 years to the CVRD Group where he exercised several positions, such as Executive Officer of Pellets and Metals and Executive Officer of New Businesses of CVRD, as well as CEO of Rio Doce International. Mr. Ricardo Antunes also possesses a vast experience in the implementation and operation of projects and in the commercialization of minerals and metals.

**Eliane Aleixo Lustosa**: Ms. Eliane Lustosa is Ministre in Economics and in Finances from Pontifícia Universidade Católica do Rio de Janeiro. Is member of the Board of Directors of Instituto Brasileiro de Governança Corporativa - IBGC. She was also Vice-President of Finances of Grupo Abril and Executive Officer of Ponto Frio, Fundo de Pensão da Petrobras – Petros and she was member of the Board of Directors of Perdigão, Companhia Tecidos do Norte de Minas - Coteminas, Companhia Paulista de Força Luz - CPFL, Playcenter S.A., Tele Norte Celular Participações S.A., Americel S.A. e Telet S.A., ICSS – Instituto Cultural de Seguridade Social.

**José Salomão Fadlalah**: Mr. José Salomão Fadlalah holds a bachelor' degree in mechanical engineering from the Espírito Santo Federal University and a master's of business administration from the Federal University of Rio de Janeiro. He worked with the Brasil Ferrovias Group for two years where he acted as Executive Officer of Administration and Shared Services and as Executive Officer of Engineering and Development of Brasil Ferrovias S.A. and, also as CEO of Portofer Transporte Ferroviário Ltda. He was CEO of Extremma Logística Ltda., a company belonging to the Águia Branca Group which is responsible for transportation of containers and for logistics solutions for cargo transportation. He dedicated 18 years to the CVRD Group, where he carried out duties in the

following companies: Navegação Vale do Rio Doce S.A. – Docenave, as General Manager of Coastal Navigation; Rio Doce Pasha Terminal, LP, as Senior Vice President; Terminal de Vila Velha S.A. – TVV, as Manager of Development and Logistics; Porto de Tubarão, as Manager of Engineering of the Tubarão Port Complex, Manager of the Maintenance Engineering Department of Praia Mole, Manager of Operations of the Praia Mole Port, and Manager of the Maintenance Planning and Control Department. He also worked with MKD – Milder Kaiser Engenharia Ltda., with Leme Engenharia S.A. and with ENGEVIX – Estudos e Projetos de Engenharia.

**Luis Alfredo Osório de Castro**: Mr. Luis Alfredo Osório holds a bachelor's degree in civil engineering from Universidade Gama Filho of Rio de Janeiro and completed a specialty program in business management from Fundação Getúlio Vargas do Rio de Janeiro – FGV/RJ and a specialty program in project management from Fundação Instituto de Administração - FIA of the Universidade de São Paulo - USP. He was a board member of several educational and philantropic entities. He was a member of the Deliberative Council of Fundação Osório, a member of the Fiscal Council of REFAZER – Grupo de Apoio à Criança e ao Adolescente – Instituto Fernandes Figueira, Fundação Oswaldo Cruz, and a member of the Deliberative Council of Faculdade de Medicina of Petrópolis. He worked with Brascan Brasil Ltda., providing consulting for analysis of asset acquisition opportunities in the area of infra-structure and preparing technical and economical feasibility studies for concession of infra-structure in the Latin American market. He dedicated 12 years to Construtora OAS Ltd. as Executive Officer of Energy, Executive Officer of Oil and Gás, Executive Officer of Private Area Businesses, Executive Officer of Private Construction and Executive Officer of Federal Construction. Mr. Luis Alfredo Osório also worked with Construtora Castro Amaral Ltda. and with Pronil Construtora Ltda.

***Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions***

No director or executive officer of the Company, is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including LLX), that:

(a) was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b) was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer,

that was in effect for a period of more than 30 consecutive days.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company,

(a) is as of the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including LLX) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

***Conflicts of Interest***

The directors of LLX are to act honestly and in good faith with a view to the best interests of LLX and to disclose any interests, which they may have in any project or opportunity of LLX. If a conflict of interest arises at a meeting

of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter.

Other than disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors and officers or other members of management of the Company or of any proposed promoter, director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

## EXECUTIVE COMPENSATION

The following table provides information for the financial period since formation of LLX on March 1, 2007 through December 31, 2007, regarding compensation paid to or earned by LLX's Chairman and Chief Executive Officer, Chief Financial Officer and three most highly compensated executive officers other than the Chairman and Chief Executive Officer and the Chief Financial Officer as at December 31, 2007 (the "Named Executive Officers"). All amounts in the table below are expressed in reais.

**Summary Compensation Table**

| | | Annual Compensation | | | | Long-Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | Bonus | | | | | | |
| Name and Principal Position[1] | Year | Salary | Cash | Shares | Other Annual Compensation | Securities Under Options Granted[2] (#) | Shares or Units Subject to Resale Restrictions | LTIP Payouts | All Other Compensation |
| **Eike Fuhrken Batista** Chairman of the Board | 2007 | Nil | Nil | Nil | Nil | Nil | Nil | Nil | Nil |
| **Ricardo Antunes Carneiro Neto** Chief Executive Officer | 2007 | 83,000 | Nil | Nil | Nil | 1,947,360 | Nil | Nil | Nil |
| **Elaine Aleixo Lustosa** Chief Financial Officer | 2007 | 225,000 | Nil | Nil | Nil | Nil | Nil | Nil | Nil |
| **José Salomão Fadlalah** Chief Development Officer | 2007 | 152,436 | Nil | Nil | Nil | Nil | Nil | Nil | Nil |
| **Luis Osório** Chief Implementation Officer | 2007 | 120,681 | Nil | Nil | Nil | Nil | Nil | Nil | Nil |

(1) Each named officer was appointed March 1, 2007 and information relates to the period from March 1, 2007 through December 31, 2007.
(2) Options are exercisable to purchase Common Shares of MMX. Shares of MMX granted under stock option program approved by MMX pursuant to which Mr. Batista, Chairman, Chief Executive Officer and controlling shareholder of MMX, has granted options to acquire MMX common shares that are owned by him in favour of executive officers and managers.

*Stock Options*

No stock options have been granted by LLX since incorporation of LLX. However, the CEO and the CFO of LLX have been granted stock options under the stock option program approved by MMX pursuant to which Mr. Batista, Chairman, Chief Executive Officer and controlling shareholder of MMX, has granted options to acquire MMX common shares that are owned by him in favour of executive officers and managers. These option grants will not result in a dilution to securityholders as they are exercisable for already outstanding common shares of MMX issued to and owned by Mr. Batista.

*Management Employment Agreements*

LLX has not entered into any employment agreements or arrangements with any of the Named Executive officers entitling such officer to receive more than Cdn.$100,000 from LLX or any of its subsidiaries in the event of resignation, retirement or any other termination of employment, a change of control or a change in responsibilities. LLX does not currently plan to enter into any such arrangements with any of its Named Executive Officers following completion of the Spin-off Transaction.

*Compensation of Directors*

According to the by-laws of LLX and to the Brazilian Corporation Law, shareholders are responsible for establishing at a shareholders' meeting the aggregate compensation LLX shall pay to its directors and executive officers. Moreover, the board of directors of LLX is responsible for distributing that aggregate compensation individually among its members and to the executive officers of LLX.

For the fiscal year ended December 31, 2007, the aggregate compensation paid to the directors and executive officers of LLX totalled R$308,000.

## INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of LLX's directors or executive officers, nor any associate of such director or executive officer, are or have been during the financial year ended December 31, 2007, indebted to LLX or any of its subsidiaries or has any indebtedness to another entity that is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by LLX or any of its subsidiaries.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of LLX, nor any principal shareholder, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction (including the Spin-off Transaction) that has materially affected or will materially affect LLX or any of its subsidiaries, other that Messrs Batista, Silva Machado, Neto, Fadlalah, Perira, Cheniaux and Ms. Thompson-Flores, who have agreed to vote their MMX shares in favour of Spin-off Transaction and to sell their respective shares of IronX to Anglo Brazil under the IronX Transaction, contingent on the approval and completion of the Spin-off Transaction. See "Spin-off Transaction".

## RISK FACTORS

*An investment in LLX's common shares and/or GDSs involves a high degree of risk. You should carefully consider the risks described below and all of the other information included in this Circular in evaluating the Spin-off Transaction. In the event any of the following risks actually occurs, the business, financial condition and results of operations of LLX could be significantly affected. The trading price of the common shares could decline due to any of these risks, and securityholders may lose all or part of their investment in the common shares of LLX. The risks described below are those that management currently believes may materially affect LLX. Additional risks not presently known to management, or that management currently consider immaterial, may also adversely affect LLX.*

## Risks Relating to the Ports and Logistics Industry

***Our operations are subject to risks and hazards inherent in the logistics industry.***

Our operations will be subject to all of the hazards and risks normally incidental to operating a logistics business, any of which could result in, among other things, work stoppages, damage to persons or property and possible environmental damage. These risks and hazards include, but are not limited to:

- environmental hazards;
- industrial accidents;
- labour disputes;
- changes in public policies;
- encountering unusual or unexpected geologic formations or other geological or grade problems;
- encountering unanticipated ground or water conditions;
- cave-ins, pit wall failures, flooding or rock bursts;
- periodic interruptions due to inclement or hazardous weather conditions;
- any *force majeure* events; and
- unfavourable operating conditions.

If these risks and hazards affect any of our port or other activities we may suffer a material and adverse effect on our financial condition and results of operations.

***Delays in customs inspections may materially and adversely affect the flow of trade at our ports.***

The efficiency of our operations will depend upon, among other things, efficient customs inspections. Customs inspections may be delayed for a series of reasons, including: (i) strikes by customs officials; (ii) a sharp increase in foreign trade at our ports in excess of the processing capacity of the ports' customs officials; (iii) insufficient funding to modernize customs operations or hire additional customs officials; or (iv) changes in customs rules and regulations that increase the bureaucracy involved in customs inspections or require greater scrutiny of goods flowing through our ports. If customs operations become substantially slower, the flow of trade at our ports would be reduced and the resulting revenues we might earn from providing additional warehouse and other services would be unlikely to offset the revenues we would lose from the reduced flow of trade. In addition, the delivery of our potential customers' products would be delayed, which would encourage them to seek other alternatives to export and import these products more efficiently. Any of these factors could cause the volume of our operations to decrease significantly and could have a material adverse effect on our financial condition and results of operations.

***Disruption of transportation services could adversely affect our operating results.***

Our operations will rely on dependable and efficient transportation services, including rail and road networks. These networks require continuing expansion, improvement and maintenance by either private concession holders or public entities, and we cannot guarantee that such expansion, improvement and maintenance will be completed.

Any disruption of the transportation services we intend to use, including rail and road networks, could adversely impact our transportation and distribution operations. Natural disasters, accidents, human error, rising fuel costs, port congestion, strikes, work slowdowns or other labor actions, or other circumstances could result in disruptions in regional transportation systems that could materially and adversely affect our logistics and distribution operations, as well as our financial condition and results of operations.

***Anti-dumping measures, countervailing duties, safeguards and government protectionism may adversely affect our business.***

Protectionist measures adopted by governments in some of our and our clients' main markets for iron ore, coal, coke, steel, granite, agricultural and bulk liquid products could adversely affect our operating results. In response to the increased production and exports from Brazil of certain products (such as steel), anti-dumping, countervailing duties, taxes and safeguard measures could be imposed by certain countries, which would affect the need for our services. Those and other similar measures could provoke an imbalance in the international market for certain products, which could adversely affect our financial condition and results of operations.

**Risks Relating to Our Business**

***We have no operating history and our future performance is uncertain.***

We are a recently incorporated company that has no operating history and is therefore subject to risks, expenses and uncertainties associated with the implementation of our business plan that are not typically faced by other more mature companies. Companies in their initial stages of development present substantial business risks and may suffer significant losses. We face challenges and uncertainties in financial planning as a result of the unavailability of historical data and uncertainties regarding the nature, scope and results of our future activities. New companies must develop successful business relationships, establish operating procedures, hire staff, install management information and other systems, establish facilities and obtain licenses, as well as take other measures necessary to conduct their intended business activities. It is possible that we may not be successful in implementing our business strategies or in completing the development of the infrastructure necessary for the performance of our businesses as planned.

***We may be unable to successfully implement our business strategy.***

Our ability to successfully implement our business strategy depends on a number of factors, including: (a) our ability to successfully construct the Açu Port, Sudeste Port and Brasil Port; (b) our ability to attract and service new customers; (c) our ability to fund capital expenditures necessary to sustain growth, either through internally generated funds or external sources of financing; and (d) our ability to operate our ports and logistics infrastructure. We have no operating history or experience in the construction of ports and we will have to build our operational, financial and management systems to support such operations. Our failure in any one of these objectives may limit our ability to successfully implement our business strategy.

***We have no financial history that could serve as a basis for evaluating our business prospects or the value of our common shares and GDSs.***

We have no financial history that could serve as a basis for evaluating the prospects of our business plan. The only financial statements included in this Circular are for the period since formation on March 1, 2007 to December 31, 2007. Without historical financial statements to compare to our current performance, it may be difficult for you to assess our business prospects or the value of our common shares and GDSs.

***We may not be able to obtain all of the licenses and authorizations required for our operations.***

The operation of our business will require certain Brazilian federal, state and municipal licenses and authorizations. At our Açu Port, we have obtained all environmental licenses and the ANTAQ authorization required for construction of the project. The operational license at our Açu Port will be obtained once the project enters the operational phase in accordance with our business plan. At our Brasil and Sudeste Ports, certain licenses and authorizations are still pending. We can make no assurance that we will be able to obtain all of the required licenses and authorizations on a timely basis, or at all. Our failure to obtain required licenses or authorizations may have a material adverse effect on our business, results of operations and financial condition.

***We cannot assure you that we will be able to obtain unimpaired title to our properties.***

The acquisition of title to properties for our ports is a very detailed and time-consuming process. Currently, we have only purchased the land and obtained title for the Acu Port and the Sudeste Port. We have options to purchase land for the Brasil Port that will expire on August 31, 2008. These options are subject to certain risks inherent in options to purchase suburban real estate in Brazil. Title to port concessions and surrounding areas may be disputed. Although we believe that we have taken reasonable measures to ensure proper title to our properties, there is no

guarantee that title to any of our properties will not be challenged or impaired. Third parties may have known or unknown valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims (including claims by indigenous groups) or undetected defects that could impair title to our properties. In addition, we may be unable to operate our properties as permitted or may be unable to enforce our rights with respect to our properties.

Certain areas of land where our ports will be located are owned or occupied by third parties and in the event we are unable to negotiate access, possession and/or purchase of such areas with their current owners or occupiers, we will be required to file lawsuits in order to obtain such properties. These lawsuits take time to resolve and may adversely affect our operations. Furthermore, the risks inherent to litigation may result in us being prohibited from engaging in port operations.

***We may be unable to purchase, secure possession or negotiate access to the areas we require for our Brasil Port, which are currently occupied by certain individuals of indigenous descent, and failure to secure such land would adversely affect our operations.***

Construction of the Brasil Port will require us to purchase, secure possession or negotiate access to the areas we require for our Brasil Port, which are currently occupied by certain individuals of indigenous descent. We intend to exercise our exclusive option to purchase the land prior to the maturity of the option on August 31, 2008. However, even if we exercise such option and purchase the land, we may be unable to begin construction and operations if the land continues to be occupied by such individuals. Historical ownership of the land at issue has been under review after it was declared to be an indigenous reserve (*Terra Indígena*) by Decree No. 202/PRES in 2002. This decree has been contested by private land owners who, after holding continuous and uninterrupted title to the land for 60 years, filed an action with the National Indigenous Foundation (*Fundação Nacional do Índio*) – FUNAI seeking the repossession of the areas. Currently, there is an internal investigation at the FUNAI questioning the adequacy of the land denomination as an indigenous reserve given that these individuals began to occupy the privately-owned land in July 2000. We are currently involved in such proceedings as an interested third party. It is possible that FUNAI will rule against the private landowners' petition and, consequently, we will not be able to secure the land necessary for our Brasil Port location. Even if the private landowners prevail, problems may arise during the relocation procedure due to the movement of the individuals of indigenous descent from one area to another. Although it is expected that a non-profit organization will provide land for such individuals in a new location it may choose not to do so and we may be unsuccessful in acquiring new land for this purpose. The uncertainty of the FUNAI proceeding, relocation procedures and the availability of new land for possible relocation of individuals of indigenous descent are factors that could negatively affect our operations at the Brasil Port and could have a materially adverse effect on us.

***Our business strategy requires substantial capital investment and maintenance expenditures, which we may be unable to provide.***

Our business strategy will require substantial capital investment following this offering. Total estimated capital expenditure for the Açu Port, Sudeste Port and Brasil Port is approximately $865.9 million, $328.0 million and $1.1 billion, respectively, through 2010. We require capital for, among other purposes, construction of the ports and other Logistical infrastructure, acquiring new equipment, funding operating costs, obtaining title, licenses and authorizations and maintaining compliance with environmental laws and regulations. To the extent that cash generated internally and cash available under any credit facility that we may enter into are not sufficient to fund capital requirements, we will require additional debt and/or equity financing. However, this type of financing may not be available or, if available, may not be available on satisfactory terms. Future debt financings, if available, may result in increased interest and amortization expense, increased leverage and decreased income available to fund further acquisitions and expansion. In addition, future debt financings may limit our ability to withstand competitive pressures and render us more vulnerable to economic downturns. If we fail to generate or obtain sufficient additional capital in the future, we could be forced to reduce or delay capital expenditures, sell assets or restructure or refinance our indebtedness.

***Construction delays and cost overruns may increase port construction costs.***

Construction delays and cost overruns may increase our projected port construction costs. In addition, delays in the completion of our ports may result in a delay in the commencement of cash flow, which would increase our capital needs. We may also incur construction and other development costs for the ports that exceed our original estimates due to increases over time in interest rates, material costs, labor costs or other costs. We may also be unable to complete construction of the ports on schedule or on budget due to a variety of other factors, including shortages of materials, equipment, technical skills and labor; adverse weather conditions; natural disasters; labor disputes;

unforeseen engineering, environmental or geological problems; disputes with contractors and sub-contractors; delays in obtaining licenses, permits and approvals from the relevant authorities; and other problems and circumstances that may result in increased construction and development costs. Any of these factors may adversely affect the financial results of our business plan.

***Downturns in certain cyclical market sectors in which our potential customers operate could have a material adverse effect on our business.***

The transportation and logistics industries are highly cyclical, generally tracking the cycles of the world economy. In addition to macroeconomic conditions, there are numerous specific factors within each particular market sector that may influence operating results. Some of our potential customers do business in highly cyclical markets, including the oil and gas and agricultural sectors. Any downturn in these market sectors could have a material adverse effect on our business. In addition, some of the products we intend to transport have had a historical pattern of price cyclicality which typically has been influenced by the general economic environment and by industry capacity and demand, including iron ore and soy. We cannot assure you that prices and demand for these products will not decline in the future, materially adversely affecting those market sectors and, in turn, our business and financial results.

***Interruptions in power transmission could adversely affect our operations.***

Interruptions in power transmission over the Brazilian power grid may adversely affect our potential customers and our operations at our Brasil Port, Sudeste Port and temporarily at our Açu Port. Beginning in 2013, the Açu Port will have a thermoelectric power plant to provide it power and at such point in time it will no longer be subject to the risk of interruptions in power transmissions. For some of our operations, we expect to require significant amounts of electricity to handle our export facilities of iron ore, coal, coke, steel, granite, agricultural products, bulk liquid, imports of fertilizer and import and export of containers, and we will be reliant on the Brazilian power grid for transmission of electricity to our facilities. Brazil's National Electricity Agency (*Agência Nacional de Energia Elétrica*, or ANEEL) has increased transmission charges by over 500% since 2000. To the extent we rely on energy subject to such transmission costs, our operating costs may be adversely affected. In addition, our operations in the Brasil Port, Sudeste Port and temporarily in the Açu Port could be adversely affected as a consequence of an energy supply failure due to problems in transmission lines or in power generation. In addition, if there are supply interruptions from our thermoelectric power plant at the Açu Port after the beginning of its generation activities in 2013, our operations at the Açu Port could be adversely affected. Interruptions in the power supply may also affect our customers. Insufficient power to any of our projects would likely have a material adverse effect on our operations, especially if such shortage were over a prolonged period.

***We may face significant competition.***

We will face significant competition from other ports in Brazil. Competition is generally based on the quality, reliability and efficiency of the services provided and the prices charged. We will compete with a number of other ports and container terminal operators who may take steps aimed at improving the efficiency and competitiveness of their operations. If competitors successfully establish ports or container terminals or are able to increase their efficiency and competitiveness, we may be unable to grow our operations as rapidly as we expect or with the same profitability as we expect to achieve.

Our operations will also involve the import and export of containers and will compete for storage business with off-site customs-bonded warehouses. Recently, the Brazilian government has been discussing proposals that would simplify the process for obtaining the right to operate such warehouses, which could result in an increase in the number of competitors providing these services.

***Our market risk management strategy may not be effective.***

We will be exposed to traditional market risks, such as fluctuations in interest rates, exchange rates and commodity prices. In order to partially protect ourselves against market volatility, we may enter into hedging transactions to manage some of these risks. The volume of hedging transactions will depend on whether our customer base at any given time is primarily composed of Brazilian companies or foreign companies. For example, if foreign companies constitute our primary customer base and we are receiving payments in U.S. dollars, the volume of hedging transactions will increase to purchase protection against foreign currency fluctuations. Our hedging strategy may not be successful in minimizing our cash flow exposure to these fluctuations, and we may fail to identify correlations between the various market risks to which we are subject. In addition, to the extent we partially hedge our

commodity price exposure, we may limit the potential benefits that we would otherwise experience if commodities prices were to increase. Furthermore, we may decide not to hedge our market risks or engage in other risk management practices, or these types of transactions may be unavailable to us.

***Our revenues will be concentrated in a small number of principal customers, including customers in the EBX Group, until 2012.***

In accordance with our business plan, a significant portion of our revenues will be earned from a limited number of principal customers until 2012, including customers in the EBX Group, with an initial focus towards mining and the coal production customers. If any of these principal customers were to substantially reduce their use of our services, whether due to an increased use of the services of our competitors or an overall decrease in their activities, there would be no assurance that we could realize equivalent revenues from our other customers. We have no assurance that in the future we will be able to diversify our base of principal customers. Any change in demand for port services by one or more of our potential principal customers could have an adverse effect on us.

***Our operations will be subject to potential catastrophes, labor disputes, strikes and other events that may expose us to substantial losses or otherwise adversely affect us.***

Port operations are subject to an inherent risk of catastrophe, mechanical failure, accidents and property loss. Fuel spills and other environmental mishaps, cargo loss or damage, or business interruption due to political developments, labor disputes, strikes, inclement weather conditions, ship accidents, problems with our technology or telecommunications systems, interruptions in our supply of energy and natural disasters could result in a loss of revenues, incurrence of liabilities or increased costs. The occurrence of a major natural disaster or accident or a prolonged labor dispute could materially and adversely affect our ability to operate, which would have an adverse effect on us.

Where considered practical to do so, we will maintain insurance against risks in the operation of our business and in amounts which we believe to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, our insurance policies will not provide coverage for all losses related to our business, and the occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on our profitability, results of operations and financial condition. There can be no assurance that such insurance will be available at economically viable premiums or will be adequate to cover any resulting liability. In some cases, coverage will not be available or will be considered too expensive relative to the perceived risk.

***The expansion of our business through acquisitions and strategic partnerships poses risks that may reduce the benefits we anticipate receiving from these transactions.***

We have strategic alliances and joint ventures with several partners in our industry and we plan to continue to expand our business through acquisitions and other strategic alliances. Our ability to benefit from these acquisitions and partnerships depends on many factors, including our ability to (i) identify acquisition or partnership prospects, (ii) access capital markets at an acceptable cost of capital, (iii) negotiate transaction terms favorable for our operations and (iv) successfully integrate any business we acquire.

Integrating businesses we acquire into our operational framework may involve unanticipated delays, costs and other operational problems. If we encounter unexpected problems with one of our acquisitions or partnerships, our senior management may be required to divert attention away from other aspects of our businesses to address these problems.

Acquisitions also expose us to potential risks associated with successor liability relating to past actions of the acquired company and its management prior to the acquisition. The due diligence we conduct in connection with an acquisition, and any contractual guarantees or indemnities that we receive from the sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, such liabilities. A material liability associated with an acquisition could adversely affect our reputation and results of operations and reduce the benefits of the acquisition.

***Our equipment, installations and operations will be subject to environmental and health regulations, which could become stricter in the future and result in greater obligations and greater capital expenditures.***

Our activities will be subject to extensive local, state and federal regulation in Brazil concerning health and environmental safety. Compliance with these regulations is monitored by governmental agencies and bodies that can

impose administrative sanctions on us should we fail to observe them. Such sanctions may include, among others, the imposition of fines, revocation of licenses and even the temporary or permanent suspension of our activities. Additionally, the approval of stricter environmental and health regulations and laws could force us to allocate greater capital expenditures to this area and, as a result, alter the intended uses of our cash flow. Such changes could have a material adverse effect on our financial condition and results of our operations. In addition, environmental licensing agencies may reject our environmental license applications or delay issuing or renewing them, or we may be unable to meet the requirements set by such environmental agencies which may affect or even prevent us from building or operating our facilities.

In addition, if we do not observe the health and safety regulations, we may suffer criminal sanctions in addition to the obligation to remedy any damage that has occurred. Criminal sanctions may include, among others, imprisonment of responsible individuals, in addition to the loss or restriction of tax incentives and the cancellation of credit facilities, if any, from official credit agencies, as well as a prohibition on entering into agreements with public authorities, any of which may have a negative impact on our revenues or, make it impossible for us to raise funds in the financial markets.

Our non-compliance with environmental and health safety regulations, or the obligations that we may assume under our operations, or any legal settlements or judicial agreements addressing our non-compliance, may have a material adverse effect on our reputation, our revenues and operating results.

**Risks Relating to Brazil**

***Brazilian economic and political conditions could adversely affect our business and the market value of our common shares.***

The Brazilian economy has been characterized by frequent and occasionally drastic interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil's economy. For example, the government's actions to control inflation have at times involved the setting of wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

Our business, results of operations, financial condition and prospects, as well as the market prices of our common shares, may be adversely affected by, among others, the following factors:

- inflation;
- exchange rate movements;
- exchange control policies (including restrictions on remittance of dividends);
- fluctuation in interest rates;
- liquidity of domestic financial, capital and lending markets;
- expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or GDP;
- energy shortages;
- price instability;
- tax policies;
- social and political instability; and
- other economic, political, diplomatic and social developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policies or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and of securities issued abroad by Brazilian companies. These uncertainties could adversely affect us.

***Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm our business, results of operations, and the market value of our common shares.***

Brazil historically has experienced high rates of inflation. According to the General Market Price Index (*Índice Geral do Mercado*), or IGP-M, the inflation rates in Brazil were 12.4% in 2004, 1.2% in 2005, 3.8% in 2006 and 4.1% in the first nine months of 2007. The Brazilian government's measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, the Brazilian government's actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation in the future. Periods of higher inflation may slow the rate of growth of the Brazilian economy. Inflation also is likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Inflationary pressures could also affect our ability to access foreign financial markets and lead to counter-inflationary prices that may harm our business or adversely affect the market price of our securities. Any decline in our net sales or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of our common shares.

***Exchange rate instability may adversely affect our financial condition and results of operations and the market value of our common share.***

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic minor-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the *real* depreciated against the U.S. dollar by 18.7% in 2001 and 52.3% in 2002. In 2004, 2005, 2006, and the first nine months of 2007 the *real* appreciated 8.8%, 13.4%, 9.5% and 16.3%, respectively, against the U.S. dollar. We cannot assure that the U.S. dollar/*real* exchange rate will stabilize at the current level.

Depreciation of the *real* relative to the U.S. dollar could also create additional inflationary pressures in Brazil that may adversely affect us. Depreciations generally make it more difficult to access foreign financial markets and may prompt government intervention, including recessionary economic policies. Conversely, appreciation of the *real* against the U.S. dollar may lead to the deterioration of Brazil's current account and balance of payments as well as hinder the growth of exports. Any of the foregoing could adversely affect our business, our financial condition and results of operations as well as the market price of our common shares and GDSs.

***Exchange controls and restrictions on remittances abroad may adversely affect holders of our common shares and GDSs.***

Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil, whenever there is a serious imbalance in Brazil's balance of payments or there are reasons to expect a pending serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. There can be no certainty that the Brazilian government will not take similar measures in the future. Any imposition of restrictions on conversions and remittances could hinder or prevent holders of our common shares and GDSs from converting dividends, distributions or the proceeds from any sale of such shares into Canadian dollars and remitting such Canadian dollars abroad. The imposition of these restrictions would also likely have a material adverse effect on the market price of our common shares and GDSs.

***Brazilian corporate governance, disclosure requirements and accounting standards differ from those in the United States and Canada.***

Corporate governance, disclosure requirements and accounting standards applicable to Brazilian companies differ from those in the United States and Canada in certain respects. In general, there may be substantially less information available about Brazilian companies, including us, than would be generally available about public companies in the United States and Canada or certain other countries with highly developed capital markets. In addition, corporate governance standards and shareholder accountability protections applicable to Brazilian companies may be less stringent than those applicable to public companies in the United States and Canada.

***Political, economic and social developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market value of Brazilian securities, including our common shares.***

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging market countries, especially other Latin American countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from Brazil including, for example, in recent economic crises in Southeast Asia, Russia and Argentina. The Brazilian economy also is affected by international economic and market conditions generally, especially developments in the United States. Share prices on the BOVESPA, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stocks indexes. These factors could adversely affect the market prices of our common shares and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

***Rulings of Brazilian courts with respect to our common shares and GDSs will be payable only in Brazilian* reais.**

If proceedings are brought in Brazilian courts seeking to enforce our obligations in respect of our common shares and GDSs, we will not be required to discharge our obligations in a currency other than *reais*. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than *reais* may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the ruling is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not provide non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under our common shares and GDSs.

**Risks Relating To Our Common Shares and GDSs**

***The relative volatility of the Brazilian capital markets may substantially limit the capacity of investors to sell our common shares for the desired price and at the desired time.***

Investing in Brazilian securities, such as our common shares, involves a higher degree of risk than investing in securities of issuers from countries with more stable political and economic environments and such investments are generally considered speculative in nature. These investments are subject to certain economic and political risks, such as, among others:

- changes to the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, with respect to their investments; and

- restrictions on foreign investment and on repatriation of capital invested.

The Brazilian securities markets are substantially smaller, less liquid, more volatile and more concentrated than major international securities markets, such as that of the United States. As of August 31, 2007, the total market capitalization of the companies listed on the São Paulo Stock Exchange (*Bolsa de Valores de São Paulo*), or BOVESPA, was equivalent to approximately US$1.1 billion, while the ten largest companies listed on the BOVESPA represented approximately 50% of the total market capitalization of all of the listed companies listed at that date. These market characteristics could substantially limit the ability of the holders of our common shares to sell their common shares at the price and time that they desire, adversely affecting the trading prices of our common shares.

***We may need to raise additional capital in the future to perform our activities and we may not have access to funding or such funding may not be available to us in acceptable terms.***

We anticipate that we will need additional financing to implement our growth strategy and we may not have access to the funding required for the expansion of our business or such funding may not be available to us on acceptable terms. We may finance the expansion of our business with additional indebtedness or by issuing additional equity securities. We could face financial risks associated with (i) incurring additional indebtedness, such as reducing our liquidity and access to financial markets and increasing the amount of cash flow required to service such indebtedness, or (ii) issuing additional stock, such as dilution of ownership and earnings per common share or per GDS.

***An active and liquid trading market for our common shares and GDSs may not develop.***

Prior to the Spin-off Transaction, our common shares were not traded in the market. An active and liquid trading market for our common shares may not develop or be maintained after the Spin-off Transaction. Liquid and active trading markets usually result in less price volatility and more efficiency in carrying out investors' purchase and sale orders. The market price of our common shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common shares, you could lose a substantial part or all of your investment in our common shares. The GDSs will not be listed and will not have a trading market over which they can be traded.

***Holders of our common shares and GDSs may not receive any dividends.***

Our by-laws require us to pay to our shareholders a minimum mandatory dividend of our adjusted net income, in the form of dividends and/or interest on shareholders' equity, calculated in accordance with Brazilian corporation law. The distribution of dividends depends, primarily, on our determination of net income. In addition, the distribution of dividends is subject to the favorable decision by our board of directors as provided for in our by-laws and in Brazilian corporation law. Notwithstanding the minimum dividend requirement, our board of directors may elect not to pay any dividends to our shareholders in any particular fiscal year if the board deems such distributions to be inadvisable in light of our financial condition. As a result, an investment in our common shares and GDSs does not ensure that you will receive dividends.

***Substantial sales of our common shares may cause the market price of our common shares to decrease.***

Should we decide to issue shares, or should our controlling shareholder decide to sell additional shares, or if the market perceives that our controlling shareholder or we intend to sell additional shares, the market value of our common shares may decrease significantly.

***The protections afforded to minority shareholders in Brazil are different from those in the United States and Canada and may be more difficult to enforce.***

Under Brazilian law, the protections afforded to minority shareholders are different from those in the United States and Canada. In particular, the legal framework and case law pertaining to disputes between shareholders and us, our directors, our officers or our controlling shareholder is less developed in Brazil than it is in the United States and Canada and there are different procedural requirements for bringing shareholder lawsuits, such as shareholder derivative suits, which differ from those you may be familiar with under U.S., Canada or other laws. There is also a substantially less active plaintiffs' bar for the enforcement of shareholders' rights in Brazil than there is in the United States and Canada. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholders than it would for shareholders of a U.S. company or a Canadian company.

***Asserting limited voting rights as holder of GDSs may prove more difficult than for holders of our common shares.***

Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders' meetings. All common shares underlying the GDSs are registered in the name of the depositary. A holder of GDSs, accordingly, is not entitled to attend shareholders' meetings, although the depositary may mail a notice of meeting to GDS holders, if requested by LLX. A holder of GDSs may instruct the depositary as to how to vote the common shares underlying the GDSs, in accordance with procedures provided for in the Deposit Agreement, but a holder of

GDSs will neither be able to vote directly at a shareholders' meeting the common shares underlying the GDSs nor appoint their own proxy to do so.

***If you surrender your GDSs and withdraw your common shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.***

As a GDS holder, you will benefit from the electronic certificate of foreign capital registration to be obtained by the local custodian, or the Custodian, for our common shares underlying the GDSs in Brazil, which permits the Custodian to convert dividends and other distributions with respect to the common shares underlying the GDSs into foreign currency and remit the proceeds abroad. If you surrender your GDSs, you will be entitled to continue to rely on the Custodian's electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon any disposition of or distributions relating to the common shares underlying the GDSs, you will not be able to remit foreign currency abroad unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. Obtaining an electronic certificate of foreign capital registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the CVM. In order to complete this process, you will need to appoint at least one representative in Brazil with powers to perform certain actions relating to your investment and you will also usually need to have a consultant or an attorney who has expertise in Central Bank and CVM regulations. See "Market Information - Regulation of Foreign Investment." If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, such common shares.

If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the common shares underlying the GDSs or the return of your capital in a timely manner.

***Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a sale of our GDSs.***

According to Law No. 10,833, enacted on December 29, 2003, the disposition by a non-resident of Brazil of assets located in Brazil is subject to taxation in Brazil, regardless of the domicile of the purchaser or whether the sale occurs outside or within Brazil. If the sale of assets is interpreted to include a sale of our GDSs, this tax law could result in the imposition of income tax on a sale of our GDSs by a non-resident of Brazil to another non-resident of Brazil. Law No. 10,833 does not apply to gains obtained on transactions carried out at a Brazilian stock exchange by investors registered in accordance with Resolution No. 2,689 of the Brazilian National Monetary Counsel, if the investor is not located in a tax haven jurisdiction, as defined in Brazilian tax legislation. Because Law No. 10,833 has been recently enacted and no judicial guidance as to its application yet exists, we are unable to predict whether an interpretation applying such tax laws to sales of our GDSs between non-residents could ultimately prevail in the courts of Brazil.

***Holders of our common shares and GDSs may face difficulties in serving process on or enforcing judgments against us and other persons.***

We are a corporation (*sociedade por ações*) organized under the laws of Brazil, and all of our board members, executive officers and independent public accountants reside or are based in Brazil. All of our assets and most of those of these other persons are located in Brazil. As a result, it may not be possible for you to effect service of process upon us or these other persons within Canada or other jurisdictions outside Brazil. Because judgments of Canadian courts for civil liabilities based upon Canadian securities laws may only be enforced in Brazil if certain conditions are met, you may face greater difficulties in protecting your interests in the case of actions by us or our board of directors or executive officers than would shareholders of a Canadian corporation.

## LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company was not during fiscal 2007, and is not currently, a party to, nor was any of its property the subject of, any legal proceedings, or any known to be contemplated, which involve a material claim for damages within the meaning of applicable securities legislation.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during fiscal 2007, or any other time that would likely be considered important

to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during fiscal 2007.

## PROMOTER

Eike Batista, has taken the initiative in founding and organizing the business of LLX and, accordingly, may be considered to be a promoter of LLX within the meaning of applicable securities legislation. Other than as disclosed elsewhere in this Circular, Eike Batista has not received any consideration for his role in founding and organizing the business of LLX.

## AUDITORS, TRANSFER AGENTS AND REGISTRARS

The auditors of LLX are KPMG LLP in Brazil located at 52 Avenida Almirante Barroso, 4th Floor, Rio de Janeiro, Brazil.

Once the common shares are listed on BOVESPA, the transfer agent and registrar of the common shares of LLX will be Banco Itaú in Brazil.

The depositary of the GDSs is The Bank of New York Mellon, in New York, United States.

## EXPERTS

The audited consolidated financial statements of LLX as at December 31, 2007 and for the financial period from March 1, 2007 through December 31, 2007, included in the Circular have been audited by KPMG LLP, which firm was independent of LLX at the date of issuance of its audit report.

None of the persons referenced in this section has any interests in any securities of other property LLX or its associate or affiliates, nor do they expect to receive or acquire any such interest.

## MATERIAL CONTRACTS

There are no material contracts entered into by the Company, other than those entered into in the ordinary course of business, during the last financial year, or prior thereto that are still in effect.

**EXHIBIT "C"**

**INFORMATION RELATING TO IRONX**

**Corporate Information and Structure**

IronX was incorporated under the laws of Brazil on December 18, 2007, and MMX acquired 100% of the common shares of IronX on January 31, 2008. IronX currently holds no assets and has no operations. Pursuant to the Spin-off Transaction, certain iron ore assets will be transferred from MMX to IronX consisting of 51% of MMX Minas-Rio Mineracao S.A. and its subsidiaries ("MMX Minas-Rio"), 70% of MMX Amapá Mineracao Ltda. its subsidiaries ("MMX Amapá") and 100% of MMX Metálicos Amapá Ltda. ("MMX Metálicos Amapá", and together with MMX Amapá referred to herein as the "Amapá System"). Anglo American plc indirectly owns 49% of MMX Minas-Rio, and Cleveland Cliffs Inc. owns 30% of MMX Amapá.

IronX's registered and head office is located at 154 Praia do Flamengo, 5th Floor, Flamengo, Rio de Janeiro, Brazil.

The following chart illustrates the corporate structure and the percentage of voting securities that will be held in the subsidiaries of IronX upon completion of the Spin-off Transaction. All subsidiaries were formed under the laws of Brazil. Unless the context otherwise requires, in this Exhibit "C" to the Circular, references to "IronX" are references to the company and its subsidiaries following completion of the Spin-off Transaction.


70%
51%
99,99%
99,99%
99,99%
99,99%
do Serro Ltda.
Agropastoril Ltda.

**History and Development of the Business**

The following events have influenced the general development of the business of IronX.

On December 19, 2005, Mr. Eike Batista contributed to MMX substantially all of the issued and outstanding shares of MMX Amapá and MMX Minas-Rio. On April 12, 2005, he contributed to MMX substantially all of the outstanding shares of MMX Metálicos Amapá.

On April 28, 2006, MMX shareholders assigned to Centennial Asset Participações Amapá S.A. and Centennial Asset Participações Minas-Rio S.A. ("Centennial Asset"), a 30% equity interest in MMX Amapá and MMX Minas-Rio (among other companies that are presently controlled by MMX). Through this reorganization, Centennial Asset focused on developing mining and ceased to participate in steel mill supply industrialization. Centennial Asset agreed to find strategic partners for the mining activities of MMX Amapá and MMX Minas-Rio.

On March 5, 2007, Centennial Asset sold all of the shares of Centennial Asset Participações Amapá S.A. to a wholly-owned subsidiary of Cleveland-Cliffs Inc., North America's largest producer of iron ore and iron oxide pellets, for R$282.9 million ($133 million). In connection with this transaction, MMX entered into (i) a

shareholders' agreement with Centennial Asset Participações Amapá S.A., in its capacity as a subsidiary of Cleveland-Cliffs; (ii) a corporate services agreement with MMX Amapá, for the allocation of MMX's special, general and administrative costs; (iii) a technical services and operations management agreement with Cleveland-Cliffs, under which MMX would have access to Cleveland-Cliffs technical expertise in building and operating iron ore mining ventures; and (iv) an inter-company iron ore supply agreement, under which MMX agreed to purchase MMX Amapá's sinter feed production at prevailing pellet feed prices (which represented a discount of approximately 10% to sinter feed market prices.

MMX agreed with Centennial Asset and Mr. Batista that: (i) MMX and Centennial Asset would contribute pro rata to any and all capital increases or other forms of capital contributions to MMX Minas-Rio (among other companies no longer in the IronX structure and thus not discussed here) that were necessary for the development of the mining activities of this company if the failure to make such contributions would result in a dilution of Centennial Asset's or Mr. Batista's ownership in MMX Minas-Rio; (ii) any corporate guarantee required for financing the mining project of MMX Minas-Rio would be provided on a pro rata basis based on the shareholdings of MMX and Centennial Asset in MMX Minas-Rio; (iii) any agreement to supply iron ore or other products sold by MMX Minas-Rio with any strategic partner that may acquire an equity stake in Centennial Asset, would be approved by the independent members of our board of directors, and, in addition, such supply agreements must include standard market provisions; and (iv) all share purchase and sale agreements, shareholder agreements and other documents relating to the sale of control or a relevant portion of the capital stock of Centennial Asset must be approved by the independent members of MMX's board, and such agreements and documents related to the sale of shares must include standard market provisions. In the context of the reorganization, Mr. Batista agreed that, pending the sale of 100% of his equity interest in Centennial Asset, if Centennial Asset failed to contribute to any future capital increase in MMX Minas-Rio proportionately to its interest, Centennial Asset would suffer dilution by applying to each capital increase a per-share price equivalent to the then-prevailing book value of MMX Minas-Rio. In addition, in approving any future sale of equity by Centennial Asset, the MMX board of directors would be able to evaluate the financial capability of a purchaser of a minority interest in any of our subsidiaries to contribute its pro rata share in any capital increases made by MMX Minas-Rio.

On March 22, 2007, MMX's board of directors approved a corporate reorganization involving the assets of MMX Minas-Rio. On April 11, 2007, MMX and Centennial Asset Participações Minas-Rio S.A. caused the spin-off of certain assets and liabilities of MMX Minas-Rio to two newly-formed companies, LLX Minas-Rio and LLX Açu. As a result, LLX Minas-Rio owned the logistics assets of the Minas-Rio System, including an iron ore port facility at the Port of Açu and LLX Açu owned the remaining port area. As part of this reorganization, MMX transferred its equity interest in LLX Minas-Rio and LLX Açu to LLX, which was formed to act as the holding company for these logistics assets. LLX, including its subsidiaries LLX Minas-Rio and LLX Açu, and related logistics assets, are being spun-out by MMX under the Spin-off Transaction and will be operated by LLX independently from MMX following completion of the transaction.

On March 25, 2007, GIIC exercised its option to purchase an additional 6.5 million tons of pellet feed from MMX Minas-Rio under an existing supply agreement, which will initially be sourced from the MMX Amapá System. Commencing in 2010, we expect that 13 million tons of pellet feed will be sold to GIIC from the MMX Minas-Rio System. We have also signed on August 21, 2007, a supply contract with Sojitz, for the sale of 12 million tons of pellet feed on a dry basis (equivalent to 13.2 million tons on a wet basis produced by the MMX Minas-Rio System. With the execution of these two supply contracts, the MMX Minas-Rio System has 80% of its initial production capacity committed under long-term contracts, thereby satisfying the conditions set forth by the BNDES and potential future lenders under credit agreements that would be structured as limited-recourse project finance.

On May 14, 2007, Centennial Asset Participações Minas-Rio S.A. and Anglo American entered into a purchase and sale agreement pursuant to which a wholly-owned subsidiary of Anglo American agreed to purchase 100% of the shares of Centennial Asset Participações Minas-Rio S.A. and subscribe for additional shares of MMX Minas-Rio. As a result of the principal transaction contemplated by such agreement, which was consummated in July, 2007, Anglo American plc indirectly acquired 49% of the capital stock of MMM Minas-Rio.

On March 31, 2008, MMX, IronX and Anglo Brazil entered into the Stock Purchase Agreement pursuant to which, following completion of the Spin-off Transaction, Anglo Brazil will complete the IronX Transaction. See "IronX Transaction" described earlier in this Circular.

**Description of the Business**

The business of IronX consists of mining, mineral processing and production of iron ore for iron ore and intermediate products for the steel industry. The following is a description of the business of IronX following completion of the Spin-off Transaction.

***Principal Product and Operations***

*Amapá System*

IronX will have majority ownership of the MMX Amapá System which consists of an iron ore mine that is currently under construction (the Amapá Mine), a railroad that is currently being upgraded to service the Amapá Mine and a port terminal in the municipality of Santana that was purchased from a subsidiary of the International Paper Company, which includes the existing infrastructure at the former Icomi port terminal that was built in the 1950's to export manganese from a now depleted mine. The former owners of the Icomi port terminal operated and maintained this site through 2005, and, consequently, the required infrastructure, equipment and machinery is largely in place for us to implement this project. IronX will own 70% of the capital stock of MMX Amapá, which owns the Amapá Mine. Cleveland-Cliffs, North America's largest producer of iron ore, owns the remaining 30% equity interest in MMX Amapá. IronX owns 99.9% of the capital stock of MMX Metálicos Amapá.

The Amapá Mine began production in 2007, with the first shipment of iron ore being made on December 31, 2007.

The Amapá Mine is located in the towns of Pedra Branca do Amapá ri and Serra do Navio, in the state of Amapá, roughly 200 kilometers either by road or railroad from Macapá, the capital of the State of Amapá. Macapá is roughly 30 kilometers to the north of the port city of Santana, at the northern banks of the Amazon River. The mine is located approximately 15 kilometers from Serra do Navio, where a manganese mine operated for 40 years until its depletion in 1998. The logistics infrastructure existing today in the state for the transportation of mineral production was partly built for the operation of this now depleted manganese mine. We have no equity or other interest in this depleted mine.

The area corresponding to the Amapá Mine covers approximately 20 thousand hectares (approximately 49,420 acres) of exploration and mining rights, almost all of which is contiguous.

On July 14, 2006, MMX Amapá and MPBA entered into an agreement pursuant to which certain exploration and mining rights were assigned and transferred to MMX Amapá in exchange for MMX Amapá being required to pay MPBA a 1% royalty on the gross revenue generated by the sale of pig iron and other non-precious minerals from the mines. The Brazilian government will also be due royalties from any mineral production, in an amount equal to 2% of the gross income generated from iron ore (or other non-precious metals) production.

In August 2006, MMX obtained the construction license for the Amapá Mine from the Amapá State Secretary for the Environment (*Secretaria Especial do Meio Ambiente*, or SEMA). The grant of the final mining licenses requires previous environmental licensing and the filing of corresponding exploration and mining reports.

Surface rights covering the exploration and mining rights are held by the Brazilian government. The use of the area must be sought by application to the Federal Real Property Agency for an occupation license.

On March 22, 2007, MMX Amapá entered into definitive agreements for a $250 million credit facility with Itaú BBA and Banco ABC Brasil S.A., under a project financing structure, to finance the MMX Amapá System capital expenditures. Under the terms of the facility, MMX agreed to provide corporate guaranties to MMX Amapá, pro rata based on its equity ownership in MMX Amapá, which will survive only during the construction and testing stages of the Amapá Mine. The disbursement of the proceeds of the facility is subject to registration and perfection of the security package granted in favour of the lenders and other conditions that are customary to transactions of this nature

*Minas-Rio System*

The Minas-Rio System is currently expected by MMX management to consist of one or more iron ore mines (the Minas Gerais Mine), one slurry pipeline that will transport iron ore to the port terminal and one port terminal (the Port of Açu). The Minas-Rio System will also contain a hematite mine (the Serro Mine) to be dedicated to sell lump

ore for domestic steel mills and pig iron manufacturers. IronX will own 51%, and Anglo American will own the remaining 49%, of the capital stock of MMX Minas-Rio, which owns the mineral deposits that are expected to constitute the Minas Gerais Mine.

The Minas-Rio System is currently expected by MMX management to consist of an integrated system consisting of iron ore mines, and one 525-kilometer pipelines (each with a projected transportation capacity of 26.6 million tons per year) connecting the Minas Gerais Mine to the Port of Açu, to be built at the municipality of São João de Barra, in the State of Rio de Janeiro.

On April 28, 2006, MMX Minas-Rio acquired an option to purchase six exploration licenses for the Serra do Espinhaço region in the State of Minas Gerais within the Minas-Rio System. MMX Minas-Rio acquired such option for a premium of $6.0 million. The areas to which the exploration and mining rights relate contain indications of a large quality iron ore deposit, which would be capable of providing premium products to the iron ore industry. They are in the same geological occurrence band of our other exploration permits located in Alvorada de Minas and Serro. MMX Minas-Rio exercised the option in January 2007 for aggregate consideration of R$35 million, payable in 20 annual instalments of R$1.75 million. The rights to acquire the exploration licenses were subsequently assigned by MMX Minas-Rio to MMX Mineração do Serro Ltda. on April 4, 2008. The current balance owing to acquire the licenses is R$5 million.

*Competitive Conditions*

The international iron ore market is highly competitive. Several large producers dominate this market. The principal factors affecting competition are price, quality, range of products offered, reliability and transportation costs.

*Market for Securities*

It is expected that the common shares of IronX will be listed on the *Novo Mercado* segment of the BOVESPA following the Spin-off Transaction, which listing has received regulatory approval. It is anticipated that the IronX shares will cease trading on the BOVESPA following completion of the IronX Transaction. The GDSs of IronX are not expected to be listed for trading on any stock exchange or market and the IronX GDS program will be terminated in connection with the implementation of the IronX Transaction.

**Mining Properties**

***Amapá Project***

At the request of MMX, Dr. Neal Rigby, MIMM and Leah Mach, CPG of SRK Consulting Engineers and Scientists ("SRK") prepared a report dated May 11, 2007 entitled "MMX Mineração e Metálicos S.A. NI 43-101 Technical Report Amapá Project Brazil" (the "Amapá Project Report"). Ms. Mach and Dr. Rigby are "qualified persons" and independent of MMX within the meaning of National Instrument 43-101 ("NI 43-101"). See "Experts".

The following description of the Amapá Project has largely been summarized from the Amapá Project Report and readers should consult the Amapá Project Report to obtain further particulars regarding the Amapá Project. Readers should consult MMX's profile at www.sedar.com for a complete copy of the Amapá Project Report.

*Project description and location*

The Amapá Project is located in Amapá State Brazil. The Amapá Project will consist of an open pit iron mine, beneficiation plant and railroad to the Santana Port on the Amazon River. Construction of the benefication plant commenced in October 2006 and ore-stripping for the open pit commenced in December 2007. The operating license was issued on December 14, 2007, authorizing MMX Amapá to begin operations at the ore-processing installations and infrastructure of the system. The loading of MMX Amapá's first iron ore shipment was made on December 31, 2007.

The Amapá Project is owned by MMX Amapá Mineracao Ltda. (MMX Amapá , which is 70% owned by MMX and 30% by a wholly-owned subsidiary of Cleveland Inc). The project are covered by four mineral claims forming a contiguous block approximately 26,000 hectares in size located near the towns of Serra de Navio and Pedra Branca do Amapá ri. MMX controls the four mineral exploration permits more particularly described below:

| DNPM Process | Granting Date or Application | Expiration Date | Former or Actual Owner | Area (hectares) |
|---|---|---|---|---|
| 852.730/93 | 05/05/06 | 05/05/09 | MPBA/MMX Amapá | 10,000 |
| 858.010/99 | 21/12/05 | 20/12/07 | MPBA/MMX Amapá | 9,565 |
| 858.114/04 | 07/03/05 | 07/03/08 | MPBA/MMX Amapá | 69 |
| 850.865/87 | 07/03/03 | 21/12/07 | Mineracao Vale dos Reis | 6,199 |

MMX Amapá is required to pay to MPBA a 1% royalty on the gross revenue generated by the sale of pig iron and other non-precious minerals from the iron mine. There is also a tax called the Compensation for the Exploitation of Mineral Resources ("CFEM") levied on the sale of raw or improved minerals based on the type of commodity. The CFEM is 2% of the iron products. The holder of the mining concession is also required to financially compensate the holder of the surface rights by an amount equal to 50% of the CFEM tax.

MMX has no knowledge of any environmental liabilities in relation with the mineral claims and its previous owners. The Amapá Project has been granted the licenses and permits necessary to proceed with the exploration and to start the civil works related to construction of the beneficiation plant, mine and port facilities. The license and permits granted include, a license allowing the deforestation of an area of 59.42 hectares for access and drilling operations as part of a geological survey, a license allowing the deforestation of an area of 316 hectares for the tailings dam installation and industrial buildings as part of the iron ore project, a license allowing the civil works of mining, mineral processing, mining infrastructure and geological surveys related to the iron ore project, a preliminary license allowing the studies and planning for future implementation of the Santana Port and an operating license for operation of the Amapá railway and its support facilities.

In Amapá State, all land belongs to the Federal government of Brazil, but several individuals have ownership claims based on their historic use of the land. MMX has agreements with all of these landholders, allowing MMX surface rights to explore, mine and construct any facilities necessary to the project.

*Accessibility, climate, local resources, infrastructure and physiography*

The Amapá Project is located in the village of Pedra Branca do Amapá ri, Amapá State, in the northern region of Brazil. Access from Macapa, the state capital, is by Highway 210 to the town of Pedra Branca and then by local roads to the Amapá Project. The first 100 kilometres of Highway 210 is paved. Railway access is provided by the Estrada de Ferro do Amapá (the "EFA") railway, which extends 185 kilometres to the town and port of Santana, located on the Amazon River.

The Amapá Project is located in the Equatorial region of the Amazon rainforest. The climate is hot and humid with average annual temperatures of 30 degrees Celsius. Rains are abundant and sometimes torrential with an average rainfall of about 237 cm. The heaviest rains take place during the three-month period between March, with a second rainy period occurring during December and January.

In the Amapá Project area, the tropical forest is dense and almost impenetrable. The forest is composed of a wide range of trees, vine and shrub species without dominance of any particular species. The trees commonly reach diameters from 3 to 8 metres and heights from 25 to 40 metres.

The infrastructure of the Amapá Project consists of three main components all related to the mining, processing and transportation operations. The project components include: access road, mine site and power line, the EFA railway and the port facilities in Santana city. The Amapá Project currently has two camps, Taboca I and Taboca II. The camps have lodgings for up to 200 people, dining facilities and first aid stations. Offices to support the exploration geology and construction activities are located at Taboca I. Administration for the Amapá Project is located in the town of Santana, where MMX maintains a fully staffed, central office to support the engineering, construction, environmental, railway and port operations. In the mine area, the industrial water will be supplied by pumping from the tailings facility and the drinking water will be supplied by wells. Thermoelectric Unit Santana will provide the Amapá Project electricity supply through a new 23 MW distribution facility that has not yet been built. A sample preparation and chemical laboratory will be constructed at the Amapá Project site, currently core samples are shipped to a commercial laboratory in Belo Horizonte, Minas Gerais State.

*The EFA Railway*

Industria e Comercio de Minerios S.A. ("ICOMI") constructed the EFA railway during the fifty year period they were mining the manganese ore of Serra do Navio. In 1997, mining ceased and the ownership of the 185 km railway returned to the State of Amapá. MMX purchased the EFA railway concession from the Amapá State Government during a public auction. On March 13, 2006, the Amapá-EFA railway concession was officially transferred to MMX for a period of 20 years (renewable for an additional 20 years). The railway is an integrated transportation system for iron ore from the Amapá Project, third-party iron and chromite ore, and private passengers of freight. The transportation from the beneficiation plant to the Santana Port begun on September 2007.

*Santana Port Facility*

The MMX Port Facilities are located on the north bank of the Amazon River in the town of Santana, approximately kilometres upstream from the capital city of Macapa. The facility is situated at the Santana Port Authority Area, which adjoins the terminal of the former ICOMI. The ore trains arriving from the beneficiation plant will unload from the bottom into hoppers that will feed 300,000 tons of ore stockpiles. The Santana Port is capable of servicing large-sized vessels.

*History*

In the 1930s the region was the scene of intense prospecting for gold, cassiterite and diamonds and later in the 1940s for manganese. The region is known for the manganese deposits of Sera do Navio which were mined from the 1950s until they were exhausted in 1997. In the 1970s, mineral exploration for copper, lead, zinc and nickel and, at a lower priority, gold, was initiated, by Geologica e Mineraceo S.A. ("UNIGEO"), then a joint venture between ICOMI and Anglo American pcl ("Anglo American"). In the 1990s, exploration efforts were concentrated on gold associations with iron formation. In 2003, EBX Mineracao Ltda. ("EBX") bought the mineral rights from UNIGEO, completed a feasibility study and created Mineracao Pedra Branca do Amapá ri ("MPBA"). In 2004, the EBX group sold MPBA, together with all its mineral rights to Wheaton River Minerals Ltd. (now Goldcorp Inc.), which started the Amapá ri Mine. When the Amapá ri Gold Mine benches were developed, the layers of iron formation were exposed showing good continuity and quality of the iron mineralization. Early in 2005, EBX Mineração, the precursor of MMC Amapá, implemented a thorough analysis of the iron ore potential in the area surrounding the Amapá ri Gold Mine. Immediately thereafter, MMX Amapá initiated an exploration drilling program which indicated a large potential for iron ore throughout the region. An agreement between MPBA and MMX Amapá permitted MMX to collect bulk iron ore samples in the Amapá ri Mine.

As MMX is the first company to explore iron ore in the region, there are no records of historical exploration expenditures. Up to now, MMX Amapá has invested approximately US$14.6 million in exploration, construction of the benefication plant, environmental issues and other related activities. There are no historical iron ore mineral resource estimates by former owners for the project. The first resource and reserve estimates presented by MMX Amapá in July 2006 were estimated according to Brazilian Mining Code Definitions of Resources and Reserves Classification are not NI 43-101 compliant.

*Geological setting*

The iron formation is hosted by the Vila Nova Group, a sequence of metamorphosed volcanic and sedimentary rocks within the eastern part of the Guyana Shield. The predominant structural features were formed during regional scale transpressive deformation creating large folds and ductile shear zones. The mineralization at Amapá occurs within a large fold structure of metamorphosed banded iron formation ("BIF"), alternate bands of hematite and quartz, subsequently affected by lateritic weathering processes. This weathering has leached away portions of the quartz resulting in an enriched iron ore known as itabirite. The itabirite occurs in two predominate varieties each defined by the quantity of contained detrimental elements. These same rock units also host a nearby gold mine related to hypothermal mineralization along a sheer zone.

*Deposit types*

The Amapá mineralization targets are Archean age BIF. BIF are characterized by fine, alternating layers of iron and silica minerals. The iron minerals typically are hematite or magnetite and the silica materials are chert or quartz. Many of these formations have an iron content which is too low for profitable exploration. However, when lateritic weathering processes have leached the more soluble silica from the rock the residual material is enriched in iron

creating a zone of potential iron ore. This process is capable of increasing the iron content up three fold. Occurrences of leached BIF account for the world's main iron ore resources.

*Mineralization*

The mineralization at Amapá consists of metamorphasized BIF subsequently affected by lateritic weathering processes. This results in a variety of different ore types. In general, the BIF is less resistant than the surrounding lithologies and therefore is a predominant ridge former. Along the ridges, the lateritic weathering forms a blanket of mixed iron minerals in a compact mass with high concentration of aluminium and phosphorus. This layer can be several meters thick and is considered to be waste rock. Below the waste layer, the iron formation grades downwards into the following ore types:

1. *Canga, consisting of massive blocks of supergene limonite/goethite and hematite. Depending on the level of contaminants, this can produce high grade lump ore.*

2. *Deeply weathered itabirites, consisting of soft masses of fine-grained iron oxides, predominantly hematite and martite, plus minor limonite/goethite. This is a potential source of sinter feed and pellet feed.*

3. *Slightly weathered itabirites, consisting of magnetite, martite, and hematite, bound together with silicate and silicate materials. Beneficiation is required for the liberation of the iron oxides to produce a pellet feed.*

4. *Fresh itabirites, consisting of alternating layers or magnetite/hematite and quartz, locally with layers of specular hematite. These rocks also require beneficiation to liberate the iron oxides to produce a pellet feed.*

Exploration drilling in the MMX Amapá area indicates that the best ore grades are associated with itabirites weathered to depths of about 60 to 80 metres. The intensity and depth of weathering increases where there are carbonates in the sequence. In the Vila do Meio and Taboca areas of the Amapá Project the average thickness varies from 250 to 400 metres, in the Martelo Areas, the thickness varies from 500 metres to 1 kilometre. The iron formation is cut by parallel internal shear zones, mainly in the Vila do Meio and Taboca Areas, and by pegmatite intrusions in the Martelo Areas.

*Exploration*

Exploration on the Amapá Project was started by MMX in January 2005 and is ongoing. This work typically begins with a regional airborne magnetometer survey. Areas of interest are next covered by topographic surveys, ground based magnetometer survey, geological mapping and outcrop sampling. Highly prospective targets are then core drilled. In areas of known mineralization, bulk density tests and bulk metallurgical samples are taken. The geologic mapping, sampling and core logging and initial sample preparation is conducted by MMX personnel. MMX Amapá has incurred total expenditures of US$9.2 million in exploration costs.

A regional geophysical survey, using aeromagentometry and gamma-spectrometry was performed by UNIGEO. Lines spaced at 250 metres and control lines every 4 kilometres were surveyed by airplane.

In early 2006, MMX Amapá contracted AFC Geofisca ("AFC") to conduct a ground based magnemeter survey over banded iron formation, in the areas of Martelo/Taboca East and Vila de Meio East. At Martelo/Taboca East, 17,640 metres of line were surveyed and at Vila do Meio East, 7,800 metres were surveyed. Readings were taken at stations placed 5 metres apart with three readings taken at each station.

*Drilling*

Core drilling was initiated at the Amapá Project in January 2005. As of the effective date of the report, 20,008 metres of drilling had been competed in 345 holes. All drillholes are 6.4 centimetres in diameter, HQ-size core. The drilling was performed by REDE Engenharia e Sondagens Ltda. (REDE) and by two of MMX's own drill machines. Drillholes were drilled to a total depth of less than 120 metres, with an average of 70 metres. The majority of drillholes at Martelo are vertical, but almost all of the drillholes at Vila do Meio and Taboca were inclined, dipping

60 to 70 degrees northeast. The deviations were not considered significant at these depths, therefore, there was no down-hole surveying.

Drillholes spacing varies from a 200 metre by 50 metre grid in the Vila de Meio and Taboca areas to 100 metres by 50 metres in the Martelo area. Core is boxed, measured for core recovery by REDE personnel, supervised by MMX, and transported from drill rig to the MMX Amapá camp by MMX personnel at the end of each drill shift. The core is then photographed, logged, split and sampled by MMX geologic staff.

The drillholes were designed to penetrate the weathering surface and were terminated a few meters into the fresh iron formation. The angled holes are drilled closed to perpendicular to the structural fabrics. The holes do not penetrate the entire thickness of the iron formation because the target is the upper weathered zone and because the iron formation is very thick in this location. SRK considers the drilling programs to be well laid-out and performed. MMX is continuing to drill in-fill holes and exploration holes.

*Sampling and analysis*

*Sampling Method and Approach*

The HQ size drill core was first logged and then sample intervals were marked on the core boxes prior to photographing. Sample intervals respected all lithologic contacts and ranges between 1.5 to 5 metres. Some intervals of internal waste were not sampled. One-half of the core was removed for analysis and the other half was saved for archive. The friable unconsolidated core was sampled using a sharp knife to slice the material in half and a hand trowel is used to collect material into a pre-labeled plastic bag. The consolidated core was sampled using a core-cutting saw. In this case, the core is sawn in half, and the sampled material is transferred by hand to a pre-labeled plastic bag. MMX personnel at the site facilities perform the sampling. The bagged samples are immediately transported by courier to the SGS lb in Belo Horizonte, Minas Gerais State.

*Sample Preparation and Analyses*

The sample preparation and analysis have been conducted in two different stages during the project life. In the first stage the sample preparation was performed at the Amapá Project site and the samples were transported to Laboratorio de Caracterizacao Tecnologica ("LCT") in Sao Paolo to be assayed. In September 2006, a significant discrepancy was identified between the LCT analyses in comparison to checks made by SGS. Based on this discrepancy and the fact that the LCT laboratory is not an accredited facility, it was decided to reanalyze all of the coarse rejects of these samples at the accredited lab. The second and current stage of samples preparation and analysis consists of split cores sent to SGS for all preparation and analyses. The current samples database includes only samples prepared and analyzed by SGS. All check assaying was done by Ultra Trace Analytical Laboratories ("UT") in Australia. SGS has ISO 9001:2000 and ISO 14001:2001 Certification. UT has ISO 17025 and National Association of Testing Authorities, Australia Certifications. Overall, MMX's sample securities, sample preparation and analytical procedures meet current industry standards. SGS is an independent and accredited laboratory and the check assaying with UT is an appropriate independent and accredited second analysis.

The SGS Preparation technique used was as follows:

- Check identification and conditions of preservation of sample upon receipt;
- Place the sample in an oven at 105 degrees Celsius until the whole sample is dry;
- Crush the whole sample until at least 90% passes 2 millimetres;
- Reduction of volume by homogenization and quartering in a Jones splitter to 250-300 grams;
- Pulverization of a portion of 250-300 grams where 95% passes through 150 mesh in a steel mill;
- Quartering in Jones type splitter, remove approximately 125 grams for analysis and preserve the rest; and
- Record the granulometry test realized during the crushing and grinding of the samples.

During the first stage of exploration at the Amapá Project, the LCT Laboratory performed all the chemical assaying. During the last quarter of 2006, MMX contracted the technical support of Dr. Dominique Francois-Bongarcon, Agoratek Internacional ("Agoratek"), an expert in Quality Assurance/Quality Assurance ("QA/QC") procedures. Agoratek identified a significant under-reporting bias (17%) in phosphorus results assaying by LCT. This problem was believed to be due to the type of pressed pellet which was used.

After this discovery, MMX decided to re-assay all the project samples and perform all future analyses at SGS. According to the Amapá Project Report, SGS runs a sophisticated internal QA/QC. Standard analysis consists of 47 dry pulps used by SGS in the various batches of Amapá assays. Chronoplots of Fe, SiO2, P, Al2O3, Mn and TiO2 were produced to access the actual versus predicted results. These plots indicate whether the amplitude of the bias warrants any concern; and statistical significance that was tested using Student's T-test. The TiO2 was the only element, for which there is a meaningful and statistically significant bias. Blank reference samples consisted of 34 coarse quartz included with the Amapá assaying by SGS. These were inserted at the beginning of sample preparation. A round robin analysis by four certificated labs was used by SGS to derive a mean and standard deviation of Fe, Al2O3 and Mn. The phosphorus was assumed to be three times the detection limited. For all analyses, the mean plus two times the standard deviation was used as maximum acceptance limit. The analyses were all plotted on chronograms and only one sample for Mn and three for Al2O3 plotted outside acceptance. The Agoratek analysis of the SGS QA/QC program identified no serious accuracy or contamination concerns in the assaying except possibly for TiO2, appears to be due to very low concentration levels for which the detection limit combined with the rounding of assay values created an artificial calculated bias. In order to validate the analyses reported by SGS, 196 pulps were re-assayed by UT.

*Data Verification*

The data received from the laboratory is in electronic files and hard copies of the assay certificates. The data is entered into Excel spreadsheets with four sheets for collar coordinates, assays, downhole surveys, and lithologic information. The laboratory certificates are received as hard copies. SRK performed checks on 10% of the data against the assay certificates. SRK also checked the drillhole collars against the database and also reviewed selected lithologic intervals against the core photos and drill lots. SRK did not independently collect samples for assay because the rock shows obvious mineralization and the database samples have undergone extensive assaying and check assaying.

*Security of samples*

MMX has maintained control of drillhole samples from inception to deliver of individually sealed samples in sealed shipping packets at the MMX campsite. These packets are delivered from MMX core logging facility to Macapa City by MMX, and delivered from Macapa to the SGS laboratory in Belo Horizonte by a private courier. MMX retains the pulps and coarse rejects from drillhole samples at their secure office in Belo Horizonte and retains the split core in boxes at the Amapá core logging facility.

*Mineral processing and metallurgical testing*

Metallurgical test work to date includes bench and pilot scale tests conducted by the Mining Engineering Department of Federal University of Minas Gerais State with the objective of producing concentrates of distinct samples from the Amapá s Project. Based on the bench and pilot scale test work the following conclusions are made:

- The existing iron minerals are hematite, martite, magnetite and goethite/limonite, and their proportion varies with the location of the samples. Martitic hermatite predominates and is the principal iron mineral;
- The samples identified as compact hematite are actually iron rich canga, the deleterious grades (P, Al2O3 and LOI) are very high and only occasionally could this ore be exploited in mixtures with other lower grades;
- The samples of pulverized hematite can be considered as rich, friable itabirite;
- The friable itabirite should be considered as the best iron ore of the deposit;

- The size fractions and chemistry of these fractions show that it is not possible, only by classification, to obtain products with iron grades compatible with the current market;

- The concentration optimal results with ratio of iron enrichment of 1.5 and average recovery of iron superior to 80%;

- There was an average reduction of silica, alumina and phosphorous in desliming of approximately 12%, 49% and 20% respectively; and

- In practically all the flotation tests it was possible to achieve low grades of silica and alumina in the concentrate following the flowchart proposed. The tests where the adequate silica levels were not achieved require adjustment in the dosage of reagents. With the exception of a single sample, all the samples tested achieved grades of phosphorous compatible with the market specifications.

*Mineral resource and mineral reserve estimates*

The following table sets forth the estimated Mineral Resources for the Amapá Project as of December 31, 2007:

***Measured, Indicated and Inferred Mineral Resources*** (1)(2)

| Classification | Tons (Mt) | Fe (%) | SiO2(%) | Al2O3 (%) | P (%) | Mn (%) | TiO2 (%) | LOI (%) |
|---|---|---|---|---|---|---|---|---|
| Measured | 8.51 | 41.04 | 32.17 | 4.39 | 0.11 | 0.57 | 0.27 | 3.04 |
| Indicated | 65.12 | 39.40 | 32.40 | 4.28 | 0.12 | 0.77 | 0.25 | 3.15 |
| Measured and Indicated | 73.63 | 39.59 | 33.97 | 4.29 | 0.12 | 0.74 | 0.25 | 3.14 |
| Inferred | 104.54 | 40.99 | 31.84 | 4.47 | 0.12 | 0.66 | 0.20 | 2.82 |

(1) The Mineral Resource estimates for the Amapá Project set out in the table above have been reviewed by Dr. Neal Rigby and Leah Mach of SRK, who are qualified persons under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(2) Mineral Resources are reported at a cut-off grade of 30% of Iron on a Wet Basis.

MMX intends to upgrade and expand the current resources of the Amapá Project with 12,400 metres of additional drilling. Continue exploration in the Martelo and Taboca areas will be aimed at increasing the confidence of the known resources. Exploration drilling at six new prospects will be targeted toward adding new resources in these untested areas.

***Minas Rio Project***

At the request of MMX, Dr. Neal Rigby, MIMM, Dr. Bart Stryhas, CPG, Leah Mach, CPG and Sten E. E. Johansson, MSAIMM, of SRK prepared a report dated February 12, 2008 entitled "MMX Mineração e Metálicos S.A. NI 43-101 Technical Report, Minas-Rio Iron Project, Minas Gerais State, Brazil" (the "Minas-Rio Project Report"). Ms Leah Mach, CPG, MSc and Dr. Neal Rigby, CEng, MIMMM, PhD, Dr. Bart Stryhas, CPG, PhD and Mr. Sten E. E. Johansson, MSAIMM, of SRK, are "qualified persons" and are independent of MMX within the meaning of NI 43-101. See "Experts".

The following description of the Minas-Rio Project has largely been summarized from the Minas-Rio Project Report and readers should consult the Minas-Rio Project Report to obtain further particulars regarding the Minas-Rio Project. Readers should consult MMX's profile at www.sedar.com for a complete copy of the Minas-Rio Project Report.

*Project description and location*

The Minas-Rio Project is located approximately 160 kilometres northeast of Belo Horizonte and 500 kilometres north of Rio de Janeiro. The exploration properties include 21 mining claims totalling approximately 14,882 hectares within Minas Gerais State arranged into four non-contiguous groups. The four groups, from north to south are referred to as Serro, Itapanhoacaga, Serra do Sapo (together considered the Serra do Espinhaço claim area) and João Monlevade. Surface rights at João Monlevade are held by Belgo, through its subsidiary Cia Agricola Santa Barbara ("CAF") and a number of private individuals. Belgo is currently using a portion of the area for storage of reject material from its steel plant. The subsidiary CAF is primarily engaged in reforestation projects. It is SRK's understanding that no surface rights have been negotiated for these properties. Surface rights for the Serra do

Espinhaço properties are held by various owners of the farms which are located on the properties. MMX has concluded successful negotiations with some of the owners and is currently in negotiation with others for surface rights. Exploration for certain mineral claims related to the Minas-Rio Project has been completed and the reports are before the DNPM for examination and approval. The exploration work and final report for other claims are either in the process of being or have already been approved.

SRK noted the presence of a large slag dump at João Monlevade. Mining this portion of the resource may require moving this slag dump. MMX has informed SRK that all environmental liabilities associated with this slag dump are the responsibility of its producer, Belgo. No other environmental liabilities related to the properties have been identified.

The Minas-Rio Project includes mines, pipeline and the Açu Port. MMX is taking all necessary measures to guarantee its complete and lawful access to the corresponding surface areas. The IBAMA – Instituto Brasileiro de Meio Ambiente e dos Recursos Naturais Renováveis (Federal Institute for the Environment and Renewable Resources or "IBAMA") issued on August 29, 2007 to MMX Minas-Rio the Preliminary Environmental License for the construction of the MMX Minas-Rio System slurry pipeline. The issuance of the preliminary environmental license represents the approval of the environmental feasibility study of the MMX Minas-Rio Pipeline by the Federal authority. IBAMA issued on March 7, 2008 the Construction License to MMX Minas-Rio authorizing the opening of the construction work site, the pipe storage yard and the access to pumping station 01 of the MMX Minas-Rio slurry pipeline. Drilling programs are in progress at Serra do Sapo, Serro and Itapanhoacanga. Application for the mining permits will be made once drilling is completed and the final report is filed with the DNPM. Port activities in Brazil are regulated by the federal government. The construction of a private port depends on the authorization of the Ministry of Transports. FEEMA (the competent Rio de Janeiro State Environmental Agency) issued on May 14, 2007 the Construction License ("CL") for the development of the Açu Port. The National Agency of Waterway Transportation (ANTAQ), issued on June 20, 2007, the competent port authority permit which will enable the construction and operation, for an indefinite term, of the Açu Port, the multi-purpose private port terminal. This permit allows the operation of both the Company's own as well as third-party cargo, as contemplated by the business plan of the MMX's subsidiary LLX Logística S.A.

*Accessibility, climate, local resources, infrastructure and physiography*

Belo Horizonte is the nearest major city to the Minas-Rio Project Area and is serviced by an international airport serving all major Brazilian cities and several South American capital cities. Belo Horizonte is the distribution and processing center of a rich agricultural mining region and a growing industrial complex.

The Minas-Rio Project area is located at the eastern rim of the Serra do Espinhaço, a group of north-south highlands separating mid-eastern Brazil's river basins from the São Francisco river basin. The range has a plateau extending approximately 1,200 kilometres from the Belo Horizonte area to the northern boundaries of the state of Bahia and separates Bahia from the states of Pernambuco and Piaui. The João Monlevade area consists of hilly terrain with relief of about 360 metres with a maximum elevation of 480 metres. The Piracicaba River flows near the southern and west boundary of the João Monlevade property with lowland existing along the river. The area is also cut by some steep ravines.

The climate is classified as sub-tropical, semi humid with four to five dry months per year. The rainy season occurs from October to March and the dry season from May to September. The average annual precipitation is approximately 152 centimetres. The operations will not be significantly affected by the climates or seasons.

In the Serra do Espinhaço area, original vegetation is mainly comprised of stunted growth and in smaller areas, seasonal sub-perennial and sub-deciduous forest. At João Monlevade, the vegetation is mainly secondary forests of eucalyptus plantations undergoing regeneration on Belgo's legal preserves. There is an area that has been cleared for steel slag deposition, active or recently decommissioned, from its steel operation.

Serra do Espinhaço has a population base of approximately 20,000 inhabitants. There is good infrastructure in the area with schools, highways, electricity, telephone, cellular telephone coverage, water supply and sewage systems. MMX has been ensured the availability of electric energy to the property. The economy of the region is based primarily on agriculture and cattle ranching with a small input from ecotourism.

The João Monlevade prospect is located in the area known as the Vale de Aço. The city of Ipatinga has a number of iron and steel processing companies along the course of the Rio Doce. A large pool of experienced labour reside in

João Monlevade and Bela Vista de Minas town sites. The project is serviced by rail and a regional power distribution centre is located near its southern boundary. The Rio Santa Barbara flows east-west approximately 2 kilometres north of the property boundary and the Rio Piracicaba flows along the southern boundary. The area is also serviced by the Monlevade airport which has an airstrip approximately 800 metres in length.

*History*

In 2004, MMX acquired the João Monlevade property, located in the Iron Quadrangle. This part of Brazil has been an iron producer for more than one hundred years and the property has had several owners. The Serro claim area was owned and explored in the past by Rio Tinto Zinc (RTZ) and by Companhia Vale do Rio Doce ("VALE"). VALE also possessed the mining rights of Itapanhoacanga and Serra do Sapo until forfeiting them in 2004. Thereafter, several private individuals held the claims for brief periods of time. MMX acquired the mining rights from Jose Marcilio Nunes for Itapanhoacanga in February 2006 and Serra do Sapo in June 2006.

Mining in the Iron Quadrangle began in the nineteenth century with many small scale producers. In 1922, Belgo acquired the Fazenda de Monlevade and the Fazenda de Andradae iron deposits and in 1932, the Brazilian railway, Estrada de Ferro Central reached Monlevade. In 1937, mining of iron ore commenced at the Tanque mine located on the south boundary of the João Monlevade property. Run of mine ore was processed at a steel processing plant also located within the southern boundary of João Monlevade property. This steel processing plant was the largest charcoal steel plant in Brazil at the time with an annual production in 1959 of 200,000 tons of pig iron and 350,000 tons of steel products. In 1947 a sintering plant was built in Monlevade immediately east of the Tanque mine. Both of these plants were recently deactivated.

There are no published reports on mineral resources contained in the Minas-Rio property prior to MMX ownership.

*Geological setting*

The regional geologic setting consists of highly deformed Precambrian metasedimentary and metavolcanic rocks locally intruded by granitic to ultramafic rocks. The iron formation is comprise of itabirites (alternate bands of hematite and quartz) and by lenses of compact hematite-magnetite. The regional structure consists of westward over-thrusting in the northern areas passing southward into large open folds. In the area of over-thrusting, the itabirites have a fairly continuous northward strike and moderate eastward dip. To the south, they form a north plunging open synform. They are packaged within a sequence of quartzites, phyllites and schist.

*Deposit types*

The Minas-Rio mineralization targets are Achaean age BIF. BIF are characterized by fine, alternating layers of iron and silica materials. The iron minerals typically are typically hematite or magnetite and the silica minerals are chert or quartz. Generally the mineralization at the Minas-Rio Project is comprised of higher grade (60% iron), friable itabirites, which change to lower grade (30% iron) hard itabirites. Iron grade is directly related to lateritic weathering processes which have leached away silica and left an iron rich rock. This process is capable of increasing the iron content up to three fold. Occurrences of leached BIF's account for the world's main iron ore resources.

*Mineralization*

Generally, the mineralization at the Minas-Rio Project is comprised of four itabirite varieties including: friable, hard, semi-hard and soft. Minor amounts of compact hematite also occur. Some of the friable itabirite includes a mixture of hematite, martite and magnetite.

*Exploration*

Early mapping was completed in the area in a joint project between the Departamento Nacional de Produção Mineral of Brazil and the US Geological Survey. Drilling is on-going at Serro, Itapanhoacanga and Serra do Sapo. Exploration drilling completed to date includes 81 drillholes totalling 8,530 metres at Serro, 107 drillholes totalling 13,348 meters at Itapanhoacanga, 73 drillholes totalling 8,150 metres at Serra do Sapo, 41 drillholes totalling 3,865 metres at João Monlevade.

The exploration techniques employed by MMX are appropriate for the development of iron ore deposits. The regional mapping has been effective due primarily to the resistant nature of the canga and itabirite lithologies.

Geophysical magnetic surveys provide a follow up exploration technique to further define the non-outcropped iron formations and to delineate their potential down dip extension. Due to the relatively low concentrations of magnetite in the itabirite, subsurface mapping by this method is somewhat restricted. Ultimately, all ore bodies need to be drilled to confirm indications of mineralization.

*Drilling*

Drilling in the Minas-Rio Project areas was executed by Geosol and Calamb, Brazilian Driller Companies. All drillholes are HW sized core, most are vertical and they cover a total exploration area of 6.5 kilomentres. The drilling locations are first determined by the supervising geologist and provided to an independent surveying contractor, TopMinas Engenharia Ltda. The proposed collars are located in the field using a hand held GPS unit. Drill sites are prepared taking care not to displace the collar location and the hole is drilled. Drill access is provided by the clearing of trails and drilling pads with the use of a dozer followed by the mobilization of drill and support vehicles. When drilling inclined holes, a line is drawn between two stakes in the azimuth direction and the drill rig is aligned with it. Drill inclination is determined by a MMX technician over the drill mandrel using the clinometer from a Brunton compass. Upon completion of the drillhole, drill collars are marked with permanent tags and the final collar location is then determined using a differential GPS survey tool. A spreadsheet is then generated listing the desired location, the proposed location and the actual location. The drillholes bored at Minas-Rio have inclinations of 60° to 90°; the longer vertical drillholes were setup with an inclination of 85° in order to use Maxibor downhole survey equipment to measure downhole deviation. This instrument is non-magnetic, but requires a slight angle in order to measure deviation.

The drilling on the Minas-Rio Project has focused on the four exploration projects. In general, drillhole spacing ranges between 100 to 200 metres centres on east-west section lines located 100 to 300 metres apart. Core recovery is excellent, typically in excess of 90%. A total of 33,829 metres of drilling has been completed to date.

*Sampling and Analysis*

*Sampling Method and Approach*

At the drill rig at the Minas-Rio Project, the drill core is placed in wooden boxes and washed of all foreign material. The boxes are then transported to the logging area by an MMX technician where they are placed either in the sun or under a roof until they are completely air-dried. The drill core samples are photographed before and after sampling to record geological descriptions and sampling intervals. Geologic logging is carried out in the core sample shed identifying the different lithotypes, geological contacts, zones of fault or fracture, ferruginous levels and zones of internal waste. This information is logged onto standardized paper log forms and later entered into an electronic database.

Sampling is carried our only within the ferruginous zones and sample intervals break at all changes in ore types. The preferred sample intervals range between 3 and 5 metres. Typically, the width of the entire zone is first determined and the preferred sample interval is then determined so that the majority of samples are of equal and whole metre intervals. Once the sampling intervals and sample numbers are marked on the core boxes the core is halved for sampling. The competent core intervals are sawn in half with a diamond saw whereas the highly weathered ore zones are cut by hand using a knife or spatula.

*Sample Preparation and Analysis*

Sample preparation at the SGS laboratory in Belo Horizonte begins by first verifying the identification and conditions of preservation of the sample upon reception and then drying the sample in a 105 degrees Celsius furnace for one to two hours. The sample is then run through a jaw crusher until 90% passes through a 2 millimetre sieve. The sample is homogenized and run through a Jones splitter to reduce it to 250-300 grams. This material is then pulverized such that 95% passes through a #150 mesh sieve. A splitter is used to separate a 25 gram sample for analysis and the remaining coarse reject and pulp are archived for future use.

All samples were assayed using an X-ray fluorescence spectroscopy method ("XRF"). The sample is dried at 100 degrees Celsius and then 0.5 grams of material is scooped into a platinum crucible containing lithium tetraborate. The mixture of sample and solvent is homogenized and fused for 15 to 20 minutes in an automated furnace. The fused material is poured into a mould, forming a disk with a flat surface for XRF analysis. This fusion technique

minimizes particle size effects that could otherwise cause problems with the measurement process. The disks themselves can be stored indefinitely and analyzed further at any time.

Quality control consists of quartz blanks and reference standards inserted every 40 samples. For each ten samples analyzed in the same package, a duplicate and a replicate sample are inserted alternatively. The data is transferred directly from the equipment and stored in the Information System of the Laboratory. Analytical Solutions Ltd. reviewed the QA/QC data. A total of 51 pulps were analyzed by SGS in 2006 and reanalyzed by UT. Both UT and SGS used fused disk XRF for determination of the major oxides. In general, there is good agreement between the two sets of data.

*Data Verification*

For the Itapanhoacanga, Serra do Sapo and Serro data verification, approximately 20% of the electronic database were verified. The core recovery from throughout the mineralized area ranged from good to excellent. SRK compared the drillhole database against the PDF assay certificates and no errors were found

Assay values at João Monlevade were compared by SRK against assay certificates to verify the quality of electronic assays and where necessary were corrected to the satisfaction of SRK. The database was queried for sample overlaps or anomalous lithology codes and assay values and was found to be acceptable. SRK undertook no validation of hole collar surveys other than comparing drillhole collars with the topographic surface. No significant errors were noted.

*Security of samples*

Sample security was supervised by MMX personnel. Drill core was collected from drill sites, logged, sampling and shipped under the direction and control of MMX. Samples were shipped to Geosol in Belo Horizonte in well-labelled and sealed bags. SRK is of the opinion that the samples were not tampered with.

*Mineral processing and metallurgical testing*

The nature of itabirite ore requires concentration of the iron content by removing the accompanying silica. MMX has conducted preliminary metallurgical evaluation of the Itapanhoacanga and Serra do Sapo ores. SRK has reviewed this work and is of the opinion that it is an appropriate evaluation for the current level of development. It is however, the first stage of a multi stage process and further work is required. The results suggest that floatation in conventional cells will obtain a concentrate within the specifications required for pellet-feed. The content of detrimental elements in the Minas-Rio Project ores are low and the preliminary metallurgical work has shown no evidence of unmanageable concentrations within the concentrate.

*Mineral resource and mineral reserve estimates*

The following table sets forth the estimated Mineral Resources of the Minas-Rio Project as of November 30, 2007:

**Serra do Sapo, Itapanhoacanga and Serro Resource Statement***

| Resource | Grade | Type | Cut-off | Deposit | Mt* | Fe% | $SiO_2$ % | $Al_2O_3$ % | P% | Mn% | LOI% |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Indicated** | High | Friable Itabirite | 33.0 | Serra do Sapo | 222 | 41.0 | 37.0 | 2.2 | 0.05 | 0.12 | 1.4 |
| | | | 33.0 | Itapanhoacanga | 83 | 40.3 | 40.4 | 1.4 | 0.03 | 0.06 | 0.8 |
| | | | 33.0 | Serro | 21 | 38.6 | 39.6 | 2.8 | 0.03 | 0.16 | 1.0 |
| | | Hard Itabirite | 33.0 | Serra do Sapo | 171 | 34.8 | 49.2 | 0.7 | 0.05 | 0.09 | 0.2 |
| | | | 33.0 | Itapanhoacanga | - | 0.0 | 0.0 | 0.0 | 0.00 | 0.00 | 0.0 |
| | | | 33.0 | Serro | 3 | 34.8 | 45.9 | 1.8 | 0.11 | 0.07 | 0.6 |
| | | Total of High Grade | | | 501 | 38.6 | 41.9 | 1.6 | 0.05 | 0.10 | 0.9 |
| | Low | Friable Itabirite | 20.0 | Serra do Sapo | 125 | 29.9 | 53.9 | 1.7 | 0.04 | 0.18 | 0.8 |
| | | | 20.0 | Itapanhoacanga | 7 | 31.8 | 53.7 | 1.0 | 0.03 | 0.07 | 0.5 |
| | | | 20.0 | Serro | 25 | 28.9 | 52.3 | 2.7 | 0.04 | 0.30 | 1.1 |
| | | Hard Itabirite | 20.0 | Serra do Sapo | 752 | 29.6 | 56.1 | 0.8 | 0.06 | 0.10 | 0.3 |
| | | | 20.0 | Itapanhoacanga | - | 0.0 | 0.0 | 0.0 | 0.00 | 0.00 | 0.0 |
| | | | 20.0 | Serro | 76 | 29.3 | 54.6 | 1.3 | 0.06 | 0.07 | 0.6 |
| | | Total of Low Grade | | | 984 | 29.6 | 55.6 | 1.0 | 0.05 | 0.12 | 0.4 |

| Resource | Grade | Type | Cut-off | Deposit | Mt* | Fe% | $SiO_2$ % | $Al_2O_3$ % | P% | Mn% | LOI% |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | **Total Indicated** | | | | **1,485** | **32.6** | **51.0** | **1.2** | **0.05** | **0.11** | **0.6** |
| Inferred | High | Friable Itabirite | 33.0 | Serra do Sapo | 313 | 39.5 | 40.6 | 1.5 | 0.03 | 0.09 | 0.8 |
| | | | 33.0 | Itapanhoacanga | 284 | 40.4 | 38.8 | 1.6 | 0.04 | 0.24 | 0.9 |
| | | | 33.0 | Serro | 17 | 39.7 | 38.3 | 2.7 | 0.03 | 0.09 | 1.2 |
| | | Hard Itabirite | 33.0 | Serra do Sapo | 141 | 34.2 | 49.8 | 0.6 | 0.04 | 0.09 | 0.3 |
| | | | 33.0 | Itapanhoacanga | 32 | 34.2 | 48.3 | 1.1 | 0.01 | 0.10 | 0.9 |
| | | | 33.0 | Serro | 39 | 36.4 | 43.2 | 2.1 | 0.07 | 0.04 | 0.6 |
| | | **Total of High Grade** | | | **825** | **38.6** | **41.9** | **1.4** | **0.03** | **0.14** | **0.7** |
| | Low | Friable Itabirite | 20.0 | Serra do Sapo | 102 | 29.8 | 53.9 | 1.8 | 0.04 | 0.21 | 0.9 |
| | | | 20.0 | Itapanhoacanga | 78 | 29.1 | 53.7 | 2.1 | 0.04 | 0.24 | 1.1 |
| | | | 20.0 | Serro | 37 | 23.7 | 56.6 | 3.7 | 0.06 | 0.25 | 2.1 |
| | | Hard Itabirite | 20.0 | Serra do Sapo | 892 | 29.8 | 55.9 | 0.7 | 0.05 | 0.08 | 0.2 |
| | | | 20.0 | Itapanhoacanga | 19 | 31.4 | 51.7 | 1.1 | 0.01 | 0.15 | 1.2 |
| | | | 20.0 | Serro | 220 | 29.7 | 54.0 | 1.4 | 0.07 | 0.06 | 0.4 |
| | | Total of Low Grade | | | 1,347 | 29.6 | 55.2 | 1.1 | 0.05 | 0.10 | 0.4 |
| | **Total Inferred** | | | | **2,172** | **33.8** | **49.0** | **1.2** | **0.05** | **0.13** | **0.6** |

*Tons are reported on a wet basis; moisture content is estimated to be 7%.

*João Monlevade Inferred Mineral Resources* (1)(2)

| Classification | Tons (Mt) | Fe (%) | Al2O3 (%) | FeO (%) | Ca (%) | LOI (%) | Mg (%) | Mn (%) | P (%) | S (%) | SiO2 (%) | TiO2 (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Inferred | 133.3 | 46.8 | 1.3 | 5.5 | 0.16 | 1.77 | 0.3 | 0.4 | 0.08 | 0.001 | 29.0 | 0.07 |

(1) The Mineral Resource estimates for the João Monlevade Portion of the Minas-Rio Project set out in the table above have been reviewed by Dr. Neal Rigby, Dr. Bart Stryhas and Leah Mach of SRK, who are qualified persons under NI 43-101. The Mineral Resources are classified as inferred, and are based on the CIM Standards.

(2) Mineral Resources are reported at a cut-off grade of 30% of Iron; tons are reported on a Wet Basis.

## SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") focuses on key items from the audited combined financial statements for the businesses which comprise IronX Mineração S.A. ("IronX" or the "Company") for the period from December 31, 2005 through to December 31, 2007, and the factors reasonably expected to impact future operations and results. For periods prior to the effective date of the Spin-off Transaction, the financial statements have been prepared in accordance with U.S. GAAP, and reconciled to Canadian GAAP, as if IronX had been a stand-alone company and this discussion should be read in conjunction with the audited combined financial statements of the Company for the period from December 31, 2005 through to December 31, 2007 and the related notes.

US GAAP varies in certain significant respects from Canadian generally accepted accounting principles. The Company has presented the nature of such differences in Note 20 to the combined financial statements.

This MD&A contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian securities laws concerning the business, operations and financial performance and condition of IronX, which involve a number of risks and uncertainties in addition to those noted elsewhere in the Circular (including all Exhibits thereto). Actual results may vary materially from the results anticipated by such forward-looking statements. See "Continually Statement Regarding Forward-Looking Statements" in the Circular and "Risk Factors" contained in the Circular and each Exhibit attached hereto.

All dollar amounts are in US dollars, unless otherwise stated.

**Business Overview And Overall Performance**

IronX is in the business of exploration and development of integrated mining, mineral processing and production of iron ore and intermediate products for the steel industry. Although the legal entity was recently incorporated on December 18, 2007, the business of IronX has been conducted by MMX since 2003.

On March 31, 2008, the controlling shareholder of MMX, certain members of the management of MMX and Anglo American Participações em Mineração Ltda. ("Anglo American Brazil"), a wholly owned subsidiary of Anglo American plc ("Anglo American"), entered into a Share Purchase and Sale Agreement relating the acquisition by Anglo American of the shares owned by MMX management in IronX, representing approximately 63.47% of the share capital of the Company. After the conclusion of the Spin-off Transaction, IronX will be the owner of 51% of the share capital of MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio") and 70% of MMX Amapá Mineração Ltda ("MMX Amapá"). See "IronX Transaction".

The Company, through its operating subsidiaries is still in an exploration or development stage and has not commenced planned principal operations. Operational revenues to date have been generated primarily from a railroad contract in place with MMX Logística do Amapá Ltda.

In 2007, MMX Logística do Amapá transported passengers and 242,000 tons of general cargo for third parties. The Company's total net revenue amounted to US$1.3 million and net income of US$21.7 million. The positive year-end result is due to financial income from derivative instruments.

**IronX Systems Development Overview**

***MMX Amapá System***

*Production and Operation*

The MMX Amapá System consists of an iron ore mine and a beneficiation plant, the Amapá railroad and the Santana Port.

In March 2007, Centennial Assets Participações Amapá S.A. ("Centenial Assets Amapá") sold its 30% stake in the MMX Amapá to Cleveland-Cliffs, Inc., the largest producer of iron ore and pellets in the USA, for US$133 million, and IronX retained the remaining 70% of the business.

Total investments demanded for the Amapá System are estimated at R$898 million, which includes the construction of the beneficiation plant. Of this total, up to R$580 million is expected to be paid from a credit line with Brazil's National Development Bank ("BNDES"), up to US$50 million from a long term export prepayment facility with Banco ABC Brasil S.A., and up to US$20 million from Banco Itaú BBA S.A. ("Itaú BBA").

Itaú BBA also granted a short term bridge loan in the amount of R$223 million in order to finance investments until the first drawdown under the BNDES line of credit. The first drawdown of R$250 million occurred in December 2007.

The beneficiation plant commenced operating in December 2007, with production of 900 tons to year end. Production is expected to reach its full capacity of 6.5 million tons per year in 2009.

On December 31, 2007, MMX Amapá commenced the loading of its first iron ore shipment headed for Gulf Industrial Investment Corporation ("GIIC"), which is located in Bahrain, pursuant to the terms of a long-term supply contract with GIIC entered into in November 2006.

MMX Metálicos Amapá Ltda. ("MMX Metálicos Amapá"), which Company holds the pig iron plant, is currently analyzing and planning the project for optimization and economy scale gain. As an initial step in the project plan, MMX Metálicos Amapá has decided to construct a single coke oven for the pig iron plant with a capacity of 2 million tons per year, in substitution for the ten mini-coke ovens envisaged in the original project plan. The operation start-up of the pig iron plant has been postponed to mid 2010.

*Logistics*

The MMX Amapá System includes the Amapá Railway (EFA) for transportation of iron ore output to the Port of Santana, in the Amapá State. The Company has a 20-year concession contract, renewable for another 20 years, which was entered into in March 2006.

In January, 2007, MMX Amapá was granted a permit from the National Agency of Waterway Transportation ("ANTAQ"), authorizing the construction and operation, for an indefinite term, of a multi-purpose private port

terminal in the port area of Santana, Municipality of Santana, Amapá State. The Santana Port is already operating, with the Operating License granted in April 2007.

Iron ore exports will be carried out by barges to a floating offshore structure where it will be transshiped to the cape-size ships.

*MMX Minas-Rio System*

The MMX Minas-Rio System is expected to reach the full iron ore production capacity of 26.5 million tons per year of pellet feed in 2011. The iron ore will be transported through a 518 km pipeline, which will connect the beneficiation plant to be constructed near the mine, to Port Açu (Rio de Janeiro State).
The Company is working to develop the projects that comprise the Minas-Rio System within the established timeline.

Port Açu, located at the São João da Barra Municipality, Rio de Janeiro State, will be the outlet center for the Minas-Rio System iron ore production, to be done by cape-size vessels. The construction and iron ore handling will be carried by LLX Minas-Rio Logística S.A. ("LLX Minas-Rio"), a subsidiary of LLX Logística S.A. ("LLX"), which will be a stand-alone company from MMX following the Spin-off Transaction.

***Iron ore supply contracts***

In March 2007, GIIC decided to increase its contracted volume of iron ore to 13 million tons per year by exercising the option to acquire an additional 6.5 million tons. The product to be supplied will be sourced from both the MMX Amapá and the MMX Minas-Rio Integrated Systems pursuant to the terms of the supply agreement with GIIC.

In August 2007, MMX Minas-Rio has entered in a long term supply agreement with Sojitz Corporation ("Sojitz"), a Japanese trading company with worldwide presence, to supply 13.2 million tons per year of iron ore. Sojitz will sell on the products purchased under the supply agreement to certain Asian steel mills.

***Deposits in court for MMX Minas-Rio S.A.***

MMX Minas-Rio has questioned, through a lawsuit filed by MMX, the requirement to pay federal income taxes on financial gains accrued during its pre-operating phase. The suit was filed on January 29, 2008, and the deposit was made in court in the total amount of US$84,776. At present, the Company is awaiting decisions at the lower court level in the Federal Courts of Rio de Janeiro.

**Selected Annual Information**

**Year end 2007 Results**

The 2007 financial statements reflect the implementation phase of the Company's subsidiaries, represented by investments, costs and expenses related to the projects under development.

Listed below are the highlights of the period from December 31, 2005 through to December 31, 2007 of the Company:

| **Financial Results** *(millions of US Dollars)* | **2007** | **2006** | **2005** |
|---|---|---|---|
| Net revenue: | 1.3 | 0.8 | - |
| Net financial income (loss) *(including exchange rate variation):* | 134.7 | 14.0 | (2.1) |
| General, sales and administrative expenses | 58.5 | 26.8 | 2.8 |
| Net income (loss): | 22.4 | (38.0) | (7.3) |
| | | | |
| Total Assets | 979.3 | 136.6 | |
| Cash and marketable securities: | 163.4 | 3.9 | |

| | | |
|---|---|---|
| Gross debt *(including related parties liabilities)*: | 432.1 | 130.2 |
| Shareholders equity: | 486.9 | (40.6) |

The net revenue reflects the transport service operation from MMX Logística do Amapá, which started operating in March 2006: in 2007 the total general cargo transported reached 242,000 tons. The MMX Amapá System commenced its iron ore production in December 2007 and MMX Minas-Rio System is in its early stage of development.

The net financial income of US$134.7 million is the result of the US$171.3 financial income which was partially offset by the US$36.6 million financial expense. Financial income is explained mainly by: (a) interest income earned on cash invested, which increased substantially due to the sale of part of MMX stake in MMX Minas-Rio to Anglo American; (b) gains on derivative instruments, following the Company's risk management policy of hedging its capital expenditures; and (c) foreign exchange rate gain on assets. Financial expenses reflect the increase of gross debt to finance the investments.

The increase in total assets is explained by two main reasons: first, the consistent execution of capital expenditure plan of MMX Amapá System, what is shown by the increase in investment in property, plant and equipments from US$120 million in 2006 to US$359.4 million in 2007, as well as the increase in the gross debt, and second, the increase of paid-in-capital in MMX Amapá and MMX Minas-Rio as a result of entrance of new partners in each project in 2007, Cleveland Cliffs and Anglo American, respectively.

**Liquidity and Capital Resources**

***Financing and investments***

The sources of funding necessary to finance the investments required for the various projects were structured by IronX in conjunction with leading Brazilian banks and the BNDES.

***Derivative Financial Instruments***

The Company's subsidiaries have derivative financial instruments to manage their exposure on its foreign currency denominated debt instruments. The only purpose for which the Company's subsidiaries enter into derivative financial instruments is for cash flow hedging. Subsidiaries do not speculate by using derivatives. In order to reduce the impact of fluctuations in the exchange rate, the Company's subsidiaries have adopted a policy of entering into swap contracts.

By using derivative financial instruments to manage exposures to changes in exchange rates, the Company's subsidiaries expose themselves to credit risks and market risks. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the subsidiaries, which creates a credit risk for the subsidiaries. When the fair value of a derivative contract is negative, the subsidiaries owe the counterparty and, therefore, they do not pose a credit risk. Company subsidiaries reduce their credit risk in derivative financial instruments by entering into transactions with trustworthy counterparties.

Market risk, in this case, is the adverse effect on the value of a financial instrument that results from a change in currency exchange rates, managed by establishing and monitoring parameters that limit the types and degree of market risks that may be undertaken.

Management monitors and evaluates its overall position daily in order to evaluate financial results and impact on the subsidiaries' cash flows. All financial derivative instruments are marked-to-market at each balance sheet date, with the impact of changes in their fair value recorded as financial income (expenses).

During the years ended December 31, 2007, 2006 and 2005, gains of US$148.6 million, US$24 million and US$0, respectively, were effectively realized and unrealized gains of US$157.3 million, US$16.4 million and US$0.6 million for the same periods mentioned above and both recorded in the statements of operations.

***Fair value of financial instruments***

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the

amounts the Company could realize in a current market exchange. Certain assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

The estimated fair values of financial instruments are as follows:

| *(thousands of US dollars)* | December 31, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| | **Carrying Amounts** | **Fair Value** | **Carrying Amounts** | **Fair value** |
| Financial assets: | | | | |
| Cash and cash equivalents | 163,435 | 163,435 | 388 | 388 |
| Derivatives financial instruments | (426) | (426) | 8,265 | 8,265 |
| Marketable securities | - | - | 3,520 | 3,520 |
| Financial liabilities: | | | | |
| Debt: | | | | |
| In foreign currency | 196,680 | 196,680 | 62,500 | 62,500 |
| In local currency | 126,687 | 126,687 | 1,115 | 1,115 |
| Notes payable: | | | | |
| In foreign currency | - | - | 11,276 | 11,276 |
| In local currency | - | - | 9,832 | 9,832 |

***Criteria, assumptions and limitations used to calculate the market value***

*Cash and cash equivalents*

The accounting value approximates the market value of the trading securities due to the short-term maturity of these instruments.

*Marketable securities and restricted cash*

Both carrying amount and fair value of the marketable securities, including "the part restricted as collateral", are calculated based on current market rates applicable for such type of debt securities.

*Debt*

The fair value of the Company's debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers.

*Notes payable*

The fair value of notes payable is calculated and recorded through the discounting of the Company's cash flows using a market interest rate of 8%, as the notes are either non-interest bearing or low-interest bearing (see Note 12 in the combined financial statements).

*Derivatives financial instruments - swaps*

The fair value is determined based on quotations provided by the financial institutions which issued the financial instruments.

The following table presents the estimated fair values of the Company's derivative financial instruments as follows:

| *(thousands of US dollars)* | **Fair value** | |
|---|---|---|
| | **December 31, 2007** | **December 31, 2006** |
| Currency swap transactions: | | |
| For a $30,000 amount (Banco Santander), maturing February 2007 | - | 542 |
| For a $45,000 amount (Banco ABC Brasil), maturing February 2007 | - | 811 |
| For a $65,000 amount (Banco Pactual), maturing February 2007 | - | 1,664 |
| For a $110,000 amount (Unibanco), maturing February 2007 | - | 2,816 |
| For a $45,000 amount (Banco ABN AMRO), maturing February 2007 | - | 1,152 |
| For a $50,000 amount (Banco Votorantim), maturing February 2007 | - | 1,280 |
| For a $50,000 amount (Banco Pactual), maturing February 2008 | (426) | - |
| Total | (426) | 8,265 |

***Contractual Obligations and Commitments***

| **Contractual Obligations** | **Payments Due by Period** *(in millions of US dollars)* | | | | | |
|---|---|---|---|---|---|---|
| | **Total** | **1st year** | **2nd year** | **3rd year** | **4th year** | **After 4th year** |
| Short Term Debt | 112.8 | 112.8 | | | | |
| Long Term Debt | 210.5 | - | 6.4 | 29.8 | 38.3 | 136.1 |
| Interest Short Term | 16.9 | 16.9 | | | | |
| TOTAL | 340.2 | 129.7 | 6.4 | 29.8 | 38.3 | 136.1 |

At December 31, 2007, the Company and its subsidiaries had commitments with suppliers of goods and services as follows:

| *(in thousands of US dollars)* | | | **Balance of the contract** |
|---|---|---|---|
| **Object of service contract** | **Date of signing** | **Due date** | **December 31, 2007** |
| Basic engineering, detailed engineering, supply management and implementation management for the Itabirito processing plant in Amapá | 1/9/2006 | 8/1/20012 | 97,273 |
| Set up management of the Itabarito processing plant in Pedra Branca do Amapá ri | 6/30/2006 | 12/31/2007 | 4,882 |
| Contracts related to the construction of railway | 1/1/2006 | 7/2/2009 | 18,655 |
| Agreements related to construction of Terimal Port in Santana and other projects in Amapá | 5/1/2006 | 6/1/2008 | 11,462 |
| Legal and geological consultancy and advisory services with DNPM in iron ore mining projects | 6/2/2006 | 6/2/2008 | 2,433 |

| | | | |
|---|---|---|---|
| in the state of Minas Gerais | | | |
| Off-road vehicles to Amapá mining complex | 8/31/06 | 11/23/2008 | 21,845 |
| Agreements related to production, storage, shipment and fluvial transportation of iron from the Beneficiation Plant of Amapá. | 4/9/2007 | 6/20/2027 | 331,069 |
| Others | | | 12,204 |
| Total | | | 499,823 |

***Business Outlook***

Notwithstanding the recent turbulences in financial markets, mainly in the USA, the emerging market economies, particularly in China and India, seem to keep growing based on strong domestic demand and investments in infrastructure, pushing steel production and consequently the mining products demand. This was clearly attested by the 65% increase in iron ore prices in 2008.

In this scenario, we expect economic growth in 2008 to remain high, although slightly lower than 2007, and the unbalance between iron ore demand and supply to last for the coming years, given the positive perspective for the sector.

**Share Capital**

As of the date hereof, the Company's capital stock was comprised of 304,609,840 shares.

**Transactions With Related Parties**

| *(in thousands of US dollars)* | Assets | | Liabilities | |
|---|---|---|---|---|
| | **Dec 31, 2007** | **Dec 31, 2006** | **Dec 31, 2007** | **Dec 31, 2006** |
| MMX Corumbá | 34 | 9 | 8 | 1,926 |
| MMX Metálicos Corumbá | - | - | 85 | 222 |
| MMX | - | - | 91,340 | 63,339 |
| MMX Minas-Rio | - | - | 15 | - |
| Other | - | 132 | - | - |
| | 34 | 141 | 91,448 | 65,487 |

The chart above represents the transactions through which the Company provides and receives funds to support the working capital needs of some of its subsidiaries and related parties.

All such transactions are made under usual market conditions at arm's length.

**Off-Balance Sheet Arrangements**

The Company does not have any off-balance sheet arrangements.

**Critical Accounting Estimates And Assumptions**

The preparation of the combined consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined consolidated financial statements, and with respect to the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of inventories, property, plant and equipment, intangibles, deferred income

tax assets, environmental liabilities, asset retirement obligations, valuation of derivative instruments and fair value of financial instruments. Actual results could differ from those estimates. The Company reviews the estimates and assumptions periodically.

***Derivative instruments and hedging activities***

The Company accounts for derivatives and hedging activities in accordance with FASB Statement no. 133 - Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

All derivative financial instruments are marked-to-market at each balance sheet date, with the impact of changes in their fair value recorded as financial income (expenses).

***Income taxes***

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

***Property, plant and equipment***

Property, plant and equipment are recorded at cost, including interest capitalized during the construction of major new facilities, less accumulated depreciation. Interest during the construction period on borrowings denominated in foreign currency is capitalized using contractual or average interest rates, exclusive of foreign exchange gains or losses. Depreciation on property, plant and equipment is or will be calculated on the straight-line method over the estimated useful lives of the assets, as detailed in Note 8 in the combined consolidated financial statements. The mining rights are or will be amortized using the unit of production method. Timber resources are stated at cost, less accumulated depletion, which will be determined on the unit-of-production basis.

***Intangibles, net***

Intangible assets consist of railroad concession rights, which are stated at cost. Amortization is calculated on the straight-line method over the period of the related concession contract, which is 20 years.

***Recoverability of long lived assets***

In accordance with FASB Statement no. 144 - Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant and equipment and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

**Changes In Accounting Policies**

***Adaptation to the Law 11,638/2007***

Law 11,638/07 was enacted on December 28, 2007, and amends and repeals provisions of Laws 6,404 and 6,385, which governed the preparation of financial statements for Brazilian companies, in order to adjust Brazilian Accounting Practices to the international financial reporting standards ("IFRS"), affecting the Company's net income and shareholders' equity, which are the basis for dividend and interest on equity payment. The Company is currently evaluating the potential impact of this law.

There were no changes in the Company's accounting policies in 2007, nor are any currently anticipated other then as discussed above.

## Dividends

Brazilian Corporation Law and our bylaws require that IronX distribute annually to our shareholders a mandatory dividend, unless the mandatory dividend is suspended in the event the board of directors notifies the shareholders that such distribution is not advisable in light of our financial condition. The mandatory dividend is equal to a minimum percentage of IronX's net profits for the prior year, as that amount may be adjusted in accordance with Brazilian Corporation Law. IronX's bylaws establish the minimum percentage at 25% of net profits set forth in its financial statements, as that amount may be adjusted in accordance with the Brazilian Corporation Law. The mandatory dividend may be made in the form of dividends or interest attributable to shareholders' equity, which may be deducted by IronX in calculating its income and social contribution tax obligations. IronX has not distributed any dividends since its formation.

## DESCRIPTION OF THE SECURITIES

### *Common Shares*

The capital stock of IronX is composed of a single class of common shares. Each common share entitles the holder thereof to one vote at all annual and extraordinary general meetings. Pursuant to IronX's bylaws and the listing agreement that IronX will enter in with the BOVEPSA connection with the listing of the common shares on the *Novo Mercado*, IronX will not be permitted to issue shares without voting rights or with restricted voting rights. As long as IronX is listed on the *Novo Mercado*, it may not issue preferred shares. In addition, IronX's bylaws and the Brazilian Corporation Law provide that holders of IronX's common shares are entitled to dividends or other distributions made in respect of such common shares rateably in accordance with their respective participation in IronX's capital.

Pursuant to the *Novo Mercado*, IronX's common shares shall have tag-along rights which enable their holders, upon the sale of a controlling interest in us, to receive in exchange for their shares 100% of the price paid per common share for the controlling block.

According to Brazilian Corporation Law, neither IronX's bylaws nor actions taken at a shareholders' meeting may deprive a shareholder of the following rights: (i) the right to participate in the distribution of profits; (ii) the right to participate equally and rateably in any remaining residual assets in the event of liquidation of the company; (iii) pre-emptive rights in the event of issuance of shares, convertible debentures or subscription warrants, except in some specific circumstances under Brazilian Corporation Law (see "Pre-emptive Rights" below); (iv) the right to hold IronX management accountable in accordance with the provisions of the Brazilian Corporation Law; and (v) the right to withdraw from IronX in the cases specified in Brazilian Corporation Law, including merger or consolidation.

*Dividend policy*

IronX will distribute as dividends at least 25% of its net income for each fiscal year, as this amount may be adjusted pursuant to Article 202 of Brazilian Corporation Law, and notwithstanding the possibility that management of IronX decides to allocate part of the company's income to reserves set forth by law and in its bylaws.

*Redemption*

According to Brazilian Corporation Law, IronX may redeem our common shares by a decision taken in an extraordinary shareholders' meeting by shareholders representing at least 50% of our capital stock. The share redemption may be paid with IronX's retained earnings, revenue reserves or capital reserves.

If the share redemption is not applicable to all shares, the redemption will be made by lottery. If custody shares are picked in the lottery and there are no rules established in the custody agreement, the financial institution will specify on a pro rata basis, the common shares to be redeemed.

*Pre-emptive Rights*

Except as described below, each of our shareholders has a general pre-emptive right to participate in any issuance of new shares, in proportion to its shareholding at such time, but the conversion of debentures into shares, the granting of options to purchase shares and the issuance of shares as a result of its exercise, are not subject to pre-emptive rights. IronX shareholders are also entitled to pre-emptive rights in the issuance of convertible debentures or any other shares or warranties. A period of at least 30 days following the publication of notice of the issuance of shares, convertible debentures and warrants is allowed for the exercise of the pre-emptive right, and the right may be transferred or disposed of for value. Under the terms of Article 172 of Brazilian Corporation Law and the company's bylaws, IronX's board of directors may exclude pre-emptive rights or reduce the exercise period with respect to the issuance of new shares, debentures convertible into common shares and warrants up to the limit of IronX's authorized stock capital if the distribution of those securities is effected through a stock exchange, through a public offering or through an exchange offer for shares in a public offering the purpose of which is to acquire control of another company.

***Global Depositary Shares***

IronX will enter into a Global Depositary Receipt Program - Level 1, approved by the Brazilian Securities and Exchange Commission (CVM), with Banco Itaú as the custodian and Bank of New York as depositary institution. Each issued and outstanding GDS will represent one common share.

The rights of a holder of IronX GDSs will be set forth in the deposit agreement, among IronX, The Bank of New York, as depositary, and each holder of IronX GDSs (the "IronX Deposit Agreement"). Copies of the IronX Deposit Agreement are available for inspection at the corporate trust office of the depositary, located at 101 Barclay Street, New York, New York 10286. The principal executive office of the depositary is located at One Wall Street, New York, New York 10286.

The depositary will execute and deliver the GDSs in accordance with the IronX Deposit Agreement. Each GDS is evidenced by a global depositary receipt for a specified number of GDSs. Each GDS will represent one common share (or a right to receive one common share) deposited with the principal São Paulo office of Banco Itaú S.A., as custodian for the depositary in Brazil. Each GDS will also represent any other securities, cash or other property which may be held by the depositary on behalf of the GDS holders. The common shares that are on deposit under the relevant deposit agreement, together with any securities, cash or other property held under the relevant deposit agreement are referred to as the deposited securities.

You may hold GDSs either directly (by having a GDR registered in your name) or indirectly through your broker or other financial institution. If you hold GDSs directly, you are a GDS holder. This description assumes you hold your GDSs directly. If you hold the GDSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of GDS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As a GDS holder, IronX will not treat you as a holder of common shares, and you will not have shareholder rights. Brazilian law governs shareholder rights. The depositary will be the holder of the common shares underlying your GDSs. As a holder of GDSs, you will have GDS holder rights as set forth in the relevant deposit agreement. Each deposit agreement also sets forth IronX's rights and obligations and the rights and obligations of the depositary. New York law governs the deposit agreements and the GDSs.

The following is a summary of certain material provisions of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire IronX Deposit Agreement and the related form of IronX GDSs, which will be available at the company's address Praia do Flamengo, 154, Suite 501, Rio de Janeiro, Brazil, telephone 55212555-5557.

***Voting of Deposited Securities***

GDS holders have a right to instruct the depositary how to vote the common shares represented by their GDSs. The underlying common shares have voting rights. If IronX so requests, the depositary will notify GDS holders of the upcoming meeting and will arrange to deliver IronX meeting materials to GDS holders. The materials will describe the matters to be voted on and explain how GDS holders, on a certain date, may instruct the depositary to vote the common shares or other deposited securities represented by the GDSs as the GDS holder directs.

If IronX asked the depositary within a reasonable time to solicit your instruction and the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by IronX to vote the number of the deposited securities represented by your GDSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon, subject to certain exceptions as set out in the IronX Deposit Agreement.

***Share Dividends and Other Distributions and Rights***

The depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on the common shares or on other deposited securities, subject to restrictions imposed by applicable law and after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your GDSs represent.

If IronX offers shareholders any rights to subscribe for additional common and as a result holders of GDSs or common shares are offered rights to subscribe for additional common shares or any other rights, the depositary may, after consultation with IronX to the extent practicable, make these rights available to you.

Securities laws may restrict the sale, deposit, cancellation and transfer of the GDSs issued after exercise of rights.

***Changes Affecting Deposited Common Shares***

If IronX undertakes any of the following events: (a) a change the terms of the common shares; (b) a reclassification, split up or consolidation any of the deposited securities; (c) a distribution of securities on the common shares that are not distributed to GDS holders; or (d) a recapitalization, reorganization, merger, consolidation, sale of all or substantially all of its assets or similar action, then the cash or securities received by the depositary will become deposited securities and each GDS will automatically represent its equal share of the new deposited securities, unless additional GDSs are issued instead of an adjustment to the deposited share ratio. The depositary may, and will if requested by IronX, ask all GDS holders to surrender their outstanding GDSs in exchange for new GDSs representing the new deposited securities.

**Deposit and Withdrawal**

**How are GDSs issued?**

The depositary will deliver GDSs if you or your broker deposits common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of GDSs in the names you request and will deliver the GDRs at its office to the persons you request.

**How do GDS holders cancel a GDR and obtain common shares?**

You may surrender your GDRs at the depositary's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares an any other deposited securities underlying the GDSs represented by that GDR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

**Fees and Expenses**

| Persons depositing or withdrawing shares or GDR holders must pay: | For |
|---|---|
| $5.00 (or less) per 100 GDSs (or portion of 100 GDSs) | • Issuance of GDSs, including issuances resulting from a distribution of common shares or rights or other property |
| | • Cancellation of GDSs for the purpose of withdrawal, including if the deposit agreement terminates |
| $0.2 (or less) per GDS | • Any cash distribution to you |
| A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of GDSs | • Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to GDS holders |
| $0.2 (or less) per GDS per calendar year | • Depositary services |
| Registration or transfer fees | • Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares |
| Expenses of the depositary in converting foreign currency to U.S. dollars | |
| Expenses of the depositary | • Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) |
| Taxes and other governmental charges the depositary or the custodian have to pay on any GDSs or common shares underlying GDSs, for example, stock transfer taxes, stamp duty or withholding taxes | |
| Any charges incurred by the depositary or its agents for servicing the deposited securities | • No charges of this type are currently made in the Brazilian market. |

**Amendment and Termination**

**How may the deposit agreement be amended?**

IronX may agree with the depositary to amend the deposit agreement and the GDRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of GDS holders, it will not become effective for outstanding GDSs until 30 days after the depositary notifies GDS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your GDSs, to agree to the amendment and to be bound by the GDRs and the deposit agreement as amended.

**How may the deposit agreement be terminated?**

The depositary will terminate the deposit agreement if IronX asks it to do so. The depositary may also terminate the deposit agreement if the depositary has told IronX that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 90 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collection distributions on the deposited securities, (3) sell rights and other property, and (4) deliver shares and other deposited securities upon cancellation of GDRs. As soon as practicable after the date of termination, the depositary will try to sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the GDR holders that have not surrendered their GDRs. It will not invest the money and has no liability for interest. The depositary's only obligations will be to

account for the money and other cash. After termination IronX's only obligations will be to indemnify the depositary and to pay fees and expense of the depositary that IronX agreed to pay.

**Limitations on Obligations and Liability**

***Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of GDSs***

The deposit agreement expressly limits IronX's obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

- are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
- are not liable if it is prevented or delayed by law or circumstances beyond our control from performing its obligations under the deposit agreement;
- are not liable if either of us exercises discretion permitted under the deposit agreement;
- have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other person;
- may rely upon any documents it believes in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, IronX agrees to indemnify the depositary for acting as depositary, except for losses caused by the depositary's own negligence or bad faith, and the depositary agrees to indemnify IronX for losses resulting from its negligence or bad faith.

**Requirements for Depositary Actions**

Before the depositary will deliver or register a transfer of GDSs, make a distribution on GDSs, or permit withdrawal of shares or other property, the depositary may require:

- payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;
- satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
- compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver GDSs or register transfers of GDSs generally when transfer books of the depositary or IronX's transfer books are closed or at any time if the depositary or IronX thinks it is advisable to do so.

**Your Right to Receive the Shares Underlying your GDSs**

You have the right to cancel your GDSs and withdraw the underlying common shares at any time except:

- When temporary delays arise because: (i) the depositary has closed its transfer books or IronX has closed its transfer books; (ii) the transfer of common shares is blocked to permit voting at a shareholders' meeting; or (iii) IronX is paying a dividend on its common shares.
- When you owe money to pay fees, taxes or similar charges.
- When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to GDRs or to the withdrawal of common shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

**Pre-release of GDSs**

The deposit agreement permits the depositary to deliver GDSs before deposit of the underlying shares. This is called a pre-release of the GDSs. The depositary may also deliver shares upon surrender of pre-released GDSs (even if the GDSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive GDSs instead of shares to close out a pre-release. The depositary may pre-release GDSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or GDSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of GDSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

**Shareholder communications; inspection of register of holders of GDSs**

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that IronX makes generally available to holders of deposited securities. The depositary will send you copies of those communications if IronX asks it to. You have a right to inspect the register of holders of GDSs, but not for the purpose of contacting those holders about a matter unrelated to IronX's business or the GDSs.

## CONSOLIDATED CAPITALIZATION

Other than in connection with the Spin-off Transaction, there have been no material changes to the consolidated share and loan capital of the business of IronX since December 31, 2007.

## OPTIONS TO PURCHASE SECURITIES

**Securities Authorized for Issuance Under Equity Compensation Plans**

IronX has not instituted, since its formation, any compensation plans under which equity securities of the company are authorized for issuance. There have been no options to purchase securities of the company issued as of the date hereof.

## PRINCIPAL HOLDERS OF SECURITIES

To the knowledge of the company, as of the date hereof, the only shareholder that beneficially owns or will own, directly or indirectly, more than 10% of the issued common shares of the company is MMX. Following completion of the Spin-off Transaction and the IronX Transaction, Anglo Brazil is expected to hold a controlling position in the issued and outstanding common shares of IronX.

## PRIOR SALES

There have been no prior sales of IronX shares by IronX since its formation in on December 18, 2007.

## PRICE RANGE AND TRADING VOLUME

The common shares of the company do not yet trade on a stock exchange but it is expected that such securities will trade on the BOVESPA for a brief period following completion of the Spin-off Transaction, prior to the acquisition of 100% of the issued and outstanding securities by Anglo Brazil. Anglo Brazil plans to delist IronX from the BOVESPA take IronX private as soon as possible following completion of the IronX Transaction.

The GDSs of IronX will not be listed for trading on any stock exchange.

## DIRECTORS AND OFFICERS

The following table sets forth the name, state and country of residence, position held with IronX, principal occupation of each person who is a director and/or an executive officer of IronX. The statement as to the common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers as a group is based upon information furnished by the person concerned and is as at the date of this Circular.

| Name, Residence and Position with the Company(1) | Director/Officer Since | Principal Occupation |
|---|---|---|
| **Eike Fuhrken Batista**<br>Rio de Janeiro, Brazil<br>Chairman and Chief Executive Officer, Director | February 1, 2008 | Chairman and Chief Executive Officer |
| **Eliezer Batista da Silva**<br>Rio de Janeiro, Brazil<br>Honorary Chairman | February 1, 2008 | Honorary Chairman |
| **Luiz Rodolfo Landim Machado**<br>Rio de Janeiro, Brazil<br>Executive President and Investor Relations Officer | February 18, 2008 | Executive President and Investor Relations Officer |
| **Nelson Guitti Guimarães**<br>Rio de Janeiro, Brazil<br>Chief Financial Officer | February 1, 2008 | Chief Financial Officer |
| **Adriano José Negreiro Vaz Netto**<br>Rio de Janeiro, Brazil<br>Administrative & HSEC Officer | February 1, 2008 | Administrative & HSEC Officer |
| **Dalton Nosé**<br>Rio de Janeiro, Brazil<br>Chief Operating Officer, Metallics | February 1, 2008 | Chief Operating Officer, Metallics |
| **Joaquim Martino Ferreira**<br>Rio de Janeiro, Brazil<br>Chief Operating Officer, Mining | February 1, 2008 | Chief Operating Officer, Mining |
| **Paulo Carvalho de Gouvêa**<br>Rio de Janeiro, Brazil<br>General Counsel | February 1, 2008 | General Counsel |
| **Luiz do Amaral de França Pereira**<br>Rio de Janeiro, Brazil<br>Director | February 25, 2008 | Independent Member of the Board of Directors |
| **Samir Zraick**<br>Rio de Janeiro, Brazil<br>Director | April 2, 2008 | Independent Member of the Board of Directors |
| **Raphael de Almeida Magalhães**<br>Rio de Janeiro, Brazil<br>Director | February 1, 2008 | Member of the Board of Directors |

(1) Under Brazilian Corporation Law, each executive officer must be a Brazilian resident but is not required to be a shareholder of our Company. Furthermore, not more than one-third of the members of our board of directors may serve as members of our board of executive officers at any given time.

As of the date of this Circular, all directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercise control or direction over, a total of 6 common shares and no GDSs, representing approximately 0.75% of the then issued and outstanding common shares of IronX.

The following is a brief biography of each of the directors and officers of IronX reflecting their principal occupations over the past 5 years:

**Eike Fuhrken Batista:** Chairman of the Board of Directors, our CEO and our controlling shareholder. Mr. Batista studied metallurgical engineering at the University of Aachen, Germany. Since his graduation, he has been a highly successful entrepreneur, running the EBX Group for over 20 years and becoming world-renowned in the mining industry. He also had a tenure as Chairman, President & CEO of TVX Gold, Inc., a corporation whose main shareholder was our controlling shareholder, with shares traded on the Toronto and New York Stock Exchanges.

**Eliezer Batista da Silva:** Honorary Chairman of our Board. Mr. Eliezer Batista holds a bachelor's degree in civil engineering from the Federal Engineering and Architecture University of Parana. He is a former Minister of Mines and Energy for Brazil, Secretary of Strategic Affairs for Brazil and former Chairman and CEO of VALE and Rio Doce International. He is currently an acting member of the Russian Academy of Science and of the World Business Council for Sustainable Development. He also currently sits on the boards of directors of numerous Brazilian corporations, such as Aracruz Celulose S.A., Santista Têxtil S.A., Cimpor Brasil S.A., Klabin S.A., Sharp S.A. Equipamentos Eletrônicos, and Incpar S.A. Indústria e Construções, and serves on the board of directors of the Rio de Janeiro State Federation of Industries (Firjan).

**Luiz Rodolfo Landim Machado:** Executive President and Investor Relations Officer. Mr. Landim holds an engineering degree from the Federal University of Rio de Janeiro, with graduate studies in business administration from Harvard University and engineering from the University of Alberta. Mr. Landim started his career as an engineer in Eletrobras S.A., Furnas Centrais Elétricas S.A. and Petrobras S.A. where he moved on to different positions for 26 years such as Natural Gas Officer, CEO and President of GasPetro and actively participated in the implementation of projects such as the Marlin, Barracuda, Albacora and Roncador oil fields. In 2003, Mr. Landim was named CEO of Petrobras Distribuidora S.A. - BR, Brazil's largest fuel distributor. Mr. Landim is also member of the Board of Directors of a MPX Energia S.A. e a LLX Logística S.A.

**Nelson José Guitti Guimarães:** Chief Financial Officer. Nelson Guitti has a degree in Civil Engineering from the Rio de Janeiro Federal University (UFRJ), with a specialty course in Petroleum Engineering from Petrobras University and an MBA from the COPPEAD Business School (UFRJ). During his career of more than 23 years with the Petrobras System, he was CFO of Petrobras Distribuidora S.A. and Strategy and Planning Officer of Petrobras Gás S.A. - GASPETRO.

**Adriano José Negreiros Vaz Netto:** Administrative and HSEC Officer. Mr. Adriano Vaz holds a bachelor's degree in economics from the Cândido Mendes University, a master's of business administration in finance from the Pontifícia Universidade Católica in Rio de Janeiro (PUC-Rio) and a master's of business administration in marketing from the Rio de Janeiro Federal University Business School (COPPEAD/UFRJ). Mr. Vaz completed a specialized course in Strategic Planning at the University of Michigan and has more than 15 years experience in the fields of Strategic Planning as well as Sales and Marketing, working for major Brazilian corporations such as Brasil Telecom and Banco Boavista.

**Dalton Nosé:** Chief Operating Officer, Metallics. Mr. Dalton Nosé holds a bachelor's degree in metallurgical engineering from the Mauá Technology Institute and completed the Senior Leadership Program from the Massachusetts Institute of Technology in 2005. Mr. Nosé has more than 30 years of experience in the global metallurgy sector. Before joining MMX, he spent 20 years with the Korf Group and was also an officer of CVRD, CST, Usiminas and Siderar. He specializes in project development and the implementation of new industrial technologies.

**Joaquim Martino Ferreira:** Chief Operating Officer, Mining. Mr. Joaquim Martino holds a bachelor's degree in electrical engineering from the Pontifical Catholic University of Minas Gerais State and completed a specialty program in mining and finance. He has 27 years of experience in implementing and running industrial projects including working as Superintendent for the Casa da Pedra (CSN), Pelletizing and Metals Officer of CVRD, Officer of Carajás Mine and Director of the Port of Ponta da Madeira. He has also sat on the Management and Advisory Boards of joint ventures established by CVRD and several European and Asian companies.

**Paulo Carvalho de Gouvea:** General Counsel. Mr. Paulo Carvalho de Gouvêa holds a bachelor's degree in Law from the Rio de Janeiro Federal University. He worked with Baker & McKenzie and the Veirano e Advogados Associados law firms, specializing in the fields of corporate, commercial and tax law. In 1997, he joined EBX Group as a lawyer, and was then promoted to Legal Affairs Officer. Mr. Gouvêa sat on the board of directors of Minera

Mantos de Oro S.A., the largest South American silver mine and producer, from 1999 to 2001. Mr. Gouvêa is a Member of the Board of Directors of OGX Petróleo e Gás and LLX Logística S.A.

**Luiz do Amaral de França Pereira:** Member of our Board and of our Audit Committee. Mr. França Pereira is an Independent Member of the Board of Directors. Mr. França holds a degree in Civil Engineering from the Federal University of Paraná and participated in the Stanford Executive Program, at Stanford University, as well as several other courses in business management and corporate finance. Currently, he is managing partner of Três Rios Consultoria e Planejamento Ltda., acting as an independent corporate and financial consultant for several companies, and is a member of the Instituto Desiderata's Fiscal Council. He has been a director of several companies in the EBX Group. He has been a director of Santana Participações e Empreendimentos Ltda. (formerly Caemi), having worked for the Caemi Group for more than three years, where he held the positions of CFO and Investor Relations Officer as well as member of the Board of Directors of CMM - Caemi Mineração e Metalurgia - and several of its subsidiaries. He was Executive Vice-President of the Monteiro Aranha Group for seven years and a member of the Board of Directors of certain of its subsidiaries. He also worked for the Vale do Rio Doce Group for thirteen years, holding different executive positions, and then for seven years as Vice-Chairman of the Board, CFO, Executive Vice-President and Investor Relations Officer. He was also member of the Board of several Vale subsidiaries. He was also an executive officer in several companies in the Bozano, Simonsen Group. Mr. França, actually, also sits on the Board of Directors of a MPX Energia S.A. and a LLX Logística S.A. and is a Member of the Audit Committee of MMX.

**Samir Zraick:** Member of our Board and of our Audit Committee. Mr. Samir Zraick is an engineering graduate from the Rio de Janeiro Pontificial Catholic University Polytechnic School in 1964. He earned his master's degree in electronic engineering from the Delft University in the Netherlands in 1966. Later, he earned his PhD from the Faculté des Sciences de l'Université de Paris in 1970. He worked at VALE between 1971 and 1986 in a variety of positions, including as Chief Financial Officer, and was responsible for the structuring financing package for the construction of the Carajás Project. Between 1986 and 1998 he acted as Finance and Development Director for Caemi Mineração e Metalurgia S.A., serving on the Board of Directors of Minerações Brasileiras Reunidas S.A. - MBR and Quebec Cartier Mining Co. — QCM. More recently, he served on the Strategic Committee of VALE. Mr. Zraick also sat on the Board of Directors of Canico Resources until its acquisition by VALE in 2005. He has been a member of the Board of Directors of Embraer since March 2006.

**Raphael de Almeida Magalhães:** Member of our Board. Mr. Magalhães is a law graduate from the Rio de Janeiro Pontificial Catholic University. Between 1964 and 1965, he was Vice-Governor and Interim Governor of the State of Rio de Janeiro. He was elected Federal Congressman for ARENA from 1967 through 1970. In 1971, he became the President of the National Federation of Private Insurance Companies. During the 1980s he was Secretary of State for Education and Culture in the State of Rio de Janeiro. During the two-year period between 1986-1987, he was the Minister of Pension and Social Assistance. Currently, he is a member of the board of directors of Companhia de Seguros da Aliança do Brasil.

***Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions***

No director or executive officer of the Company is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including IronX), that:

(a) was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b) was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer,

that was in effect for a period of more than 30 consecutive days.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company,

(a) is as of the date hereof, or has been within the 10 years before the date hereof, a director or executive

officer of any company (including IronX) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

*Conflicts of Interest*

The directors of IronX are to act honestly and in good faith with a view to the best interests of IronX and to disclose any interests, which they may have in any project or opportunity of IronX. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter.

Other than disclosed herein, there are no known existing or potential conflicts of interest among IronX, its promoters, directors and officers or other members of management of IronX or of any proposed promoter, director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to IronX and their duties as a director or officer of such other companies.

## EXECUTIVE COMPENSATION

As IronX was formed on December 18, 2007 and there has been no compensation yet earned by or paid to the Chief Executive Officer, Chief Financial Officer or any other executive officers since formation.

*Stock Options*

There have been no stock options granted by IronX since its formation on December 18, 2007.

*Management Employment Agreements*

IronX has not entered into management employment agreements.

*Compensation of Directors*

According to our bylaws and to the Brazilian Corporation Law, IronX's shareholders are responsible for establishing at a shareholders' meeting the aggregate compensation the company pays to its directors and executive officers. Moreover, IronX's board of directors is responsible for distributing that aggregate compensation individually among its members and to IronX's executive officers.

As the company was only formed on December 18, 2007, there has been no compensation paid to directors or executive officers during or subsequent to the year ended December 31, 2007.

## INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of IronX's directors or executive officers, nor any associate of such director or executive officer, are or have been indebted to IronX or any of its subsidiaries or has any indebtedness to another entity that is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by IronX or any of its subsidiaries since formation.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular, none of the directors or executive officers of IronX, nor any principal shareholder as discussed herein, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect IronX or any of its subsidiaries, other than Messrs. Batista, Silva, Neto, Nose, Ferreira, Guimarães, Gouvêa, Pereira and Machado, who have agreed pursuant to the terms of the Stock Purchase Agreement to vote their MMX shares in favour of the Spin-off Transaction, and to sell their respective shares of IronX to Anglo Brazil under the IronX Transaction, contingent upon the approval and completion of the Spin-off Transaction.

## RISK FACTORS

*An investment in our common shares and/or GDSs involves a high degree of risk. You should carefully consider the risks described below and all of the other information included in this Circular in evaluating the Spin-off Transaction. In the event any of the following risks actually occurs, the business, financial condition and results of operation of IronX could be significantly affected. The trading price of the common shares and GDSs of IronX could decline due to any of these risks, and securityholders may lose all or part of their investment in the common shares and GDSs. The risks described below are those that IronX currently believes may materially affect IronX. Additional risks not presently known to management, or that management currently consider immaterial, may also adversely affect IronX.*

### *Risks Relating to IronX Business*

***IronX has a limited operating history and its future performance is uncertain.***

We are a company that has a limited operating history and are therefore subject to risks, expenses and uncertainties associated with the implementation of our business plan that are not typically faced by other more mature companies. As a result, we believe the historical information presented in this Circular has limited relevance in understanding our plans for future operations. Companies in their initial stages of development present substantial business and financial risks and may suffer significant losses. In addition, our auditors included an emphasis of a matter paragraph in their 2006 report that referred to substantial doubt about our ability to continue as a going concern.

We face challenges and uncertainties in financial planning as a result of limited historical data and uncertainties regarding the nature, scope and results of future activities. New companies must develop successful business relationships, establish operating procedures, hire staff, install management information and other systems, establish facilities and obtain licenses, as well as take other measures necessary to conduct their intended business activities. It is possible that we may not be successful in implementing our business strategies or in completing the development of the infrastructure necessary for the performance of our businesses as planned. In the event one or more of our projects is not completed, is delayed or terminated, our operating results will be adversely affected and our operations will differ materially from the activities described in this Circular. Our projects might be delayed or terminated due to several reasons, including a failure to obtain necessary licenses or authorizations on a timely basis or at all, political instability, government regulatory action, insufficient capital, natural disasters, engineering failure or changes in our business policy. As a result of industry factors or factors relating specifically to us, we may have to change our methods of conducting business.

***We may not be able to obtain all of the licenses and authorizations required for our operations.***

The operation of our business, both as currently conducted and as we plan to operate in the future, as described in this Circular, requires numerous licenses and other authorizations from various government agencies, including environment agencies, DNPM and ANTAQ. In addition, many of the agreements that have been entered into for future operations require that we obtain such licenses and authorizations. We can make no assurance that we will be able to obtain all of the required licenses and authorizations on a timely basis, or if at all. The mining rights of the Amapá Mine and the Minas-Rio Mine are in various exploration stages. There is no assurance that we will obtain the corresponding mining concessions. In addition, we may not obtain one or more licenses, and such failure may have a material adverse effect on our business, results of operations and financial condition. See also "Risks Relating to the Industry — Government regulations affect our mining operations and may increase our costs of doing business, restrict our operations or result in operational delays."

***We cannot assure title to our properties.***

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although we believe that we have taken reasonable measures to ensure proper title to our properties, there is no guarantee that title to any of our properties will not be challenged or impaired. Third parties may have known or unknown valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims, including native land claims and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or may be unable to enforce our rights with respect to our properties. We may seek to increase the concentration of our mining activities in areas where we already operate mines, or have exploration licenses which we expect will result in our operating mines. If we seek to amend our current licenses to include additional resources in the area, there can be no assurance that we will be able to obtain the necessary authorizations and regulatory approvals.

Most of the surface areas where our exploration and mining rights are located are owned by third parties and, in the event we are unable to negotiate the access, possession and/or purchase of such areas with their current owners, we will be required to file lawsuits to enforce our mining rights. Such lawsuits take time to resolve and may adversely affect our operations. Furthermore, the risks inherent to litigation may result in us being prohibited from engaging in mining activities. As of the date of this Circular, we are not aware of litigation, other than as disclosed in our financial statements included elsewhere in this Circular. We and our subsidiaries also hold certain exploration and mining rights in lands owned by the Brazilian Federal Government or the Brazilian National Institute of Colonization and Agrarian Reform (Instituto Nacional de Colonização e Reforma Agrária, or INCRA) and we may be denied access to such areas for mining purposes.

***Measured, indicated and inferred resources may not all turn into mining reserves.***

Measured, indicated and inferred resources of iron ore and mineral deposits are estimated quantities and qualities of ore and are not equivalent to reserves (i.e., minerals that have the potential to be economically mined and processed under present and anticipated conditions to extract their mineral content).

There are numerous uncertainties inherent in estimating quantities and qualities of resources and in projecting potential future rates of mineral production, including many factors beyond our control. Resource and reserve engineering is a subjective process of estimating underground deposits of minerals that cannot be measured in an exact manner, and the accuracy of any resource or reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Estimates of different engineers may vary, and subsequent results of our actual mining and production operations may lead to revisions of these initial estimates. Resource estimates and estimates of mine life may require revision based on actual production experience and other factors, and resource estimates may not translate into reserves. For example, fluctuations in the market price of iron ore or pig iron, reduced recovery rates or increased production costs due to inflation or other factors may render resources containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in resources that are materially less than resources currently presented. The grades of our iron ore resources

***We may not achieve our production estimates.***

We prepare estimates of future iron ore production. We have a limited operating history that may be used as a frame of reference in preparing these estimates, but we cannot give any assurance that we will achieve our production estimates. These production estimates are dependent on, among other things:

- completion of the relevant projects;
- the accuracy of measured, indicated and inferred mineral resource estimates and the ultimate conversion of such estimated amounts into reserves;
- the accuracy of assumptions regarding ore grades and recovery rates;
- obtaining necessary equipment and its performance, and the supply of qualified labour to operate such equipment;
- ground conditions (including hydrology);

- physical characteristics of ores such as hardness and the presence or absence of particular metallurgical characteristics;
- the accuracy of estimated rates and costs of ore mining, extraction, processing and production; and
- obtaining the necessary title, licenses and authorizations.
- tual production may vary from estimates due to several reasons, including but not limited to:
- the availability of certain types of ores;
- the actual iron ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics (whether based on representative samples of iron ore or not);
- short-term operating factors such as the need for sequential development of ore deposits and the processing of new or adjacent iron ore grades from those planned;
- mine failures, slope failures or plant and equipment failures;
- industrial accidents;
- natural phenomena such as adverse weather conditions, floods, droughts and rock slides;
- unusual or unexpected geological conditions;
- changes in electricity costs and potential power shortages;
- shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
- the inability to process certain types of ores;
- labour shortages or strikes;
- civil disorder and protests; and
- restrictions or regulations imposed by government agencies or other changes in the regulatory environment.

As a result of limited historical data and uncertainties regarding the nature, scope and results of future activities, we do not have the benefit of actual experience in verifying our estimates and there is a greater likelihood that these factors may cause actual production results to vary from estimates. The failure to achieve our production estimates could have a material and adverse effect on any or all of our future cash flow, profitability, results of operations and financial condition.

***We may not be able to develop, renew or replace our resources, which could adversely affect our mining prospects.***

We engage in mineral exploration activities, which is highly speculative in nature, involves many risks and frequently is non-productive. Our planned exploration programs, which involve significant investments and capital expenditures, may fail to result in the development of measured, indicated and inferred resources or in the expansion or replacement of resources depleted by production. If at any time we do not develop new resources, we will not be able to meet our projected level of production beyond the remaining life of our existing mines at such time.

***Our business requires substantial capital investment and maintenance expenditures, which we may be unable to provide.***

Our business strategy will require additional substantial capital investment. We require capital for, among other purposes, managing acquired assets, acquiring new equipment, maintaining the operating condition of our existing

equipment, funding operating costs, obtaining title, licenses and authorizations and maintaining compliance with environmental laws and regulations. To the extent that cash generated internally and cash available under any credit facility that we may enter into are not sufficient to fund capital requirements, we will require additional debt and/or equity financing. However, this type of financing may not be available or, if available, may not be available on satisfactory terms. Future debt financings, if available, may result in increased interest and amortization expense, increased leverage and decreased income available to fund further acquisitions and expansion. In addition, future debt financings may limit our ability to withstand competitive pressures and render us more vulnerable to economic downturns. If we fail to generate or obtain sufficient additional capital in the future, we could be forced to reduce or delay capital expenditures, sell assets or restructure or refinance our indebtedness.

***Our future operations may be adversely affected by the status of any long-term iron ore supply agreements we enter into and by changes in market prices for iron ore.***

We expect to negotiate long-term iron ore supply agreements for a significant amount of the iron ore that we expect to mine from our projects, which we define as contracts with a term greater than 12 months. We expect that any long-term supply agreement will typically fix the prices for iron ore for the initial year of the contract, subject to certain adjustments in later years, and thus may result in prices below the current market price for similar types of iron ore at any given time, especially if ore prices increase significantly during the fixed-price period of the contract. As we expect that a substantial volume of our production will be subject to these long-term agreements, we may not have a significant amount of excess supply of iron ore available with which to boost our revenue if there is an increase in the market price for iron ore. In case of adverse conditions in any long-term supply agreement or changes in market price of iron ore, our financial condition and the results of operations may be significantly affected.

***We may not be successful in negotiating provisions in our long-term supply agreements that provide protection during adverse economic conditions or against economic penalties upon the failure to meet specifications.***

Hardship, price adjustment, "price reopener" and other similar provisions in long-term supply agreements may reduce the protection from short-term iron ore price volatility traditionally provided by such contracts. We expect that certain of our iron ore supply agreements will contain provisions that allow for the purchase price to be renegotiated at periodic intervals. These price reopener provisions may automatically set a new price based on the prevailing market price or, in some instances, require the parties to agree on a new price, sometimes within a specified range. In some circumstances, failure of the parties to agree on a price under a price reopener provision can lead to termination of the contract. Any adjustment or renegotiation of prices initially agreed, that leads to a significantly lower contract price would result in decreased revenues. Accordingly, long-term supply contracts may provide only limited protection during times of falling iron ore market prices.

We expect that most of our iron ore supply agreements will contain provisions requiring us to deliver iron ore meeting quality thresholds for certain characteristics such as iron content. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or, in the extreme case, termination of the contracts. Consequently, due to the risks mentioned above with respect to long-term supply agreements, we may not achieve the revenue or profit we expect to achieve from any sales commitments. In addition, we may not be able to successfully convert any sales commitments into long-term supply agreements in the future.

***We may not be able to set the prices at which we plan to sell iron ore pursuant to supply agreements we expect to negotiate.***

The reference prices for the shipment of iron ore products in supply agreements which we expect to enter into will be negotiated on an annual basis by the main worldwide iron ore exporters and buyers. We do not have any control over the negotiation of such prices, and the prices decided by such parties may not take into account our production costs. We may suffer a reduction in our operating margins, or losses, as a result of price negotiations by third parties which effectively set market prices.

***We expect that deliveries under our iron ore supply agreements will be able to be suspended or cancelled by our potential customers in certain cases.***

Under typical iron ore supply agreements, suppliers or customers may suspend or cancel delivery of iron ore during a period of force majeure. Events of force majeure under these agreements include acts of nature, labour strikes, fires, floods, wars, transportation delays, government actions or other events that are beyond the control of the parties. Even though the agreements may require customers to purchase a minimum volume, these provisions may not be enforced by courts or arbitral tribunals. Any suspension or cancellation by our customers of deliveries under our iron ore or other sales contracts that are not replaced by deliveries under new contracts or sales on the spot market at

similar prices would reduce our cash flow and could adversely affect our financial condition and results of operations.

***Our insurance coverage does not cover all potential losses, and we may not be able to obtain such insurance.***

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Where considered practical to do so, we maintain insurance against risks in the operation of our business and in amounts which we believe to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, our and our subsidiaries' insurance policies do not provide coverage for all losses related to our business, and the occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on our profitability, results of operation and financial condition. There can be no assurance that such insurance will continue to be available, will be available at economically viable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or is considered too expensive relative to the perceived risk.

***Our market risk management strategy may not be effective.***

We are exposed to traditional market risks, such as fluctuations in interest rates, exchange rates and commodity prices. In order to partially protect ourselves against market volatility, we may enter into hedging transactions to manage some of these risks. Our hedging strategy may not be successful in minimizing our cash flow exposure to these fluctuations, and we may fail to identify correlations between the various market risks to which we are subject. In addition, to the extent we partially hedge our commodity price exposure, we may limit the potential benefits that we would otherwise experience if commodities prices were to increase. Furthermore, we may decide not to hedge our market risks or engage in other risk management practices, or these types of transactions may be unavailable to us.

***Interruptions in power transmission could adversely affect us.***

Interruptions in power transmission over the Brazilian power grid may adversely affect us, as well as our customers and suppliers. For some of our operations, we expect to require significant amounts of electricity to power plants and equipment, and we will be reliant on the Brazilian power grid for transmission of electricity to our facilities. Brazil's National Electricity Agency (Agencies Nacional de Energia Elétrica, or ANEEL) has increased transmission charges by over 500% since 2000. To the extent we rely on energy subject to such transmission costs, our operating costs may be adversely affected. In addition, our production could be adversely affected as a consequence of an energy supply failure due to problems in transmission lines or in power generation or otherwise. Interruptions in the power supply may also affect our customers and suppliers. Our Amapá System is outside of Brazil's integrated power system and as such may have less power available to it than if it were within the integrated power system. Insufficient power to any of our projects would likely have a material adverse effect on our operations, especially if such shortage were over a prolonged period.

***Fluctuations in transportation costs could impair our ability to supply iron ore to our customers.***

Transportation costs represent a significant portion of the total cost of iron ore for customers and, as a result, are a critical factor in a customer's purchasing decisions. Increases in transportation costs could make our iron ore production less competitive than iron ore available from other sources. An increase in transportation costs could have an adverse effect on our ability to increase or to maintain production and could reduce our revenues.

On the other hand, significant decreases in transportation costs could result in increased competition from iron ore producers in other parts of the world. Increased competition could have a material adverse effect on our business, financial condition and results of operations.

***Disruptions in transportation services could limit our ability to deliver iron ore to customers, which could cause revenues to decline.***

We will depend primarily upon railroads, trucks and ships to deliver iron ore to customers. Disruption of any of these services due to weather-related problems, mechanical difficulties, natural disasters, collisions, strikes (of our employees or employees of entities with which we do business, such as port or ship operators), lockouts, bottlenecks or other events could temporarily impair our ability to supply iron ore to our customers, resulting in decreased shipments. Some of our planned mines will depend on a single transportation carrier or a single mode of

transportation. For example, a strike at any port used by us could prevent us from making seaborne shipments to our customers. We expect that the majority of our deliveries will be made by seaborne shipment. A drought could disrupt waterway shipments, making it impossible for us to use barges to transport our products on the Paraguay River from Corumbá to the San Nicolás Port. Mechanical failures, natural events such as lightening or flood, or vandalism or sabotage could render railways or the proposed slurry pipeline from João Monlevade to Port of Açu inoperable, disrupting or terminating shipments to ports and customers. These or other events may impair our ability, or that of our transportation providers, to supply iron ore to our customers, resulting in a reduction in our revenues. Lower shipping levels over longer periods of time could cause our customers to procure their iron ore needs elsewhere, negatively affecting our revenues and profitability.

***Operators of port terminals may be required to hire more expensive union employees as a result of changes to regulations.***

We aim at reducing our labour expenses by increasing the productivity of our employees. However, terminal operators are required to hire union employees primarily chosen by a workers' organization known as the Labour Management Organization (Órgão de Gestão de Mão de Obra) to fill certain job positions. These union employees are not employees of the terminal operators and generally receive wages that are greater than those received by non-union employees. Periodically, such union employees threaten to try to obtain a governmental approval in order to increase the number of union employees that the terminal operators are required to hire. If such measures were approved, we may be required to hire additional union employees, which would increase our labour costs and, consequently, adversely affect our business.

***Shipping companies are granted subsidies to review and expand their fleet of vessels, which, if withdrawn, may increase our transportation costs.***

Companies that operate in the cabotage industry in Brazil are currently granted a subsidy for the maintenance, expansion or acquisition of vessels bearing the Brazilian flag. Funds are raised through the Freight Surcharge for Merchant Marine Renewal (Arredacação do Adicional ao Frete para Renovação da Marinha Mercante), or AFRMM, a merchant marine renewal tax of 10% on coastal shipping freight, paid by coastal freight costumers and deposited in the Merchant Marine Fund (Fundo da Marinha Mercante), or FMM, for use by cabotage companies operating in Brazil. Article 17 of Law No. 9,432/1997 mandates that, for a period of ten years from January 9, 1997, the AFRMM will not levy a tax on merchandise originating from, or destined for, the northern or northeastern regions of Brazil. Therefore, shipping companies will be reimbursed by the FMM through the AFRMM paid for transporting merchandise originating from, or destined for, the northern or northeastern regions of Brazil. This period, concerning coastal, river and lake shipping, was extended to January 8, 2012. However, the Brazilian government may decide not to renew this condition after that date. In that case, the clients of such companies will bear the payment of the AFRMM, which will consist of, in effect, an increase of 10% on the amount paid for shipping services, which may significantly increase our transportation costs.

***Risks Relating to the Industry***

***Our operations are subject to risks and hazards inherent in the mining industry.***

Operations in which we have an interest will be subject to all of the hazards and risks normally incidental to exploring, developing and operating natural resources, any of which could result in, among other things, work stoppages, damage to persons or property and possible environmental damage. These risks and hazards include, but are not limited to:

- environmental hazards;
- industrial accidents;
- labour disputes;
- changes in public policies;
- encountering unusual or unexpected geologic formations or other geological or grade problems;
- unanticipated changes in metallurgical characteristics;
- encountering unanticipated ground or water conditions;

- cave-ins, pit wall failures, flooding or rock bursts;
- periodic interruptions due to inclement or hazardous weather conditions;
- other acts of God; and
- unfavourable operating conditions and ore losses.

Should any of these risks and hazards affect any of our planned mining operations or exploration activities, that risk or hazard may cause the cost of production to increase to a point where it is not economic to produce iron ore from our resources, may require us to write-down the carrying value of one or more mines or a property that is material to us, may cause delays or a complete stoppage in the exploration, development and production of iron ore, may result in damage to or destruction of mineral properties or processing facilities, may result in personal injury or death or legal liability, any of which may have a material and adverse effect on our financial condition, results of operation and cash flows.

***Fluctuations in demand for steel may adversely affect our business due to our dependence on the world's steel industry.***

Sales prices and volumes in the iron ore sector depend on the current and expected level of demand for iron ore by the world's steel industry. The world's steel industry is highly cyclical. Moreover, since the steel industry in Brazil produces more steel than the domestic market is capable of consuming, the Brazilian steel industry depends mainly on export markets. The demand for steel products and, therefore, the financial condition and the results of operations of suppliers to steel companies, including us, are generally affected by macroeconomic fluctuations in the worldwide economy and the economies of steel-consuming countries, including trends in the automotive, construction, household appliances, packaging and container industries.

Over the last few years, the price of steel in world markets has been at historically high levels, although these high levels may not be sustained. In recent years, demand for steel products in developing countries (mainly China), the strength of the Euro and the economic growth in the world have contributed to historic increases in the price of iron ore and steel byproducts, although these relatively high prices may not be sustainable. Any significant reduction in demand for steel in the domestic market and the export markets we serve, mainly China, may have a material adverse effect on our operations and prospects.

Sustained declines in world contract prices or sales volumes for iron ore and steel byproducts may have a material adverse effect on our projected revenues. The world market for iron ore is characterized by a limited number of major suppliers and various small suppliers. In 2006, the three largest iron ore suppliers accounted for 32% of all iron ore mined. Significant increases in production by the main suppliers of iron ore may result in significant reductions in the market price of iron ore and have a material adverse effect on our business and results of operations.

***A shortage of skilled labour in the mining industry could pose a risk to achieving optimal labour productivity and competitive costs, which could adversely affect our profitability.***

Efficient iron ore mining using modern techniques and equipment requires skilled labourers, preferably with at least a year of experience and proficiency in multiple mining tasks. In order to support our planned projects, we intend to sponsor both in-house and vocational iron ore mining programs at the local level in order to train additional skilled labourers. In the event the shortage of experienced labour continues or worsens or we are unable to train the necessary number of skilled labourers, this could adversely impact our labour productivity and costs and our ability to expand production which could have a material adverse effect on our business, revenues and results of operations.

***We may face a shortage in our supply of off-the-road tires, trucks and other mining equipment due to increased consumption by mining companies that exceeds suppliers' capacity.***

Although manufacturers of mining and drilling equipment have been increasing their capacity, capacity increases have not been sufficient to compensate for the significant increase in demand. In addition, global demand for off-the-road, or OTR, tires has increased significantly recently, as has the demand for the trucks that use such tires. There are only five major tire factories worldwide that produce OTR tires and each is producing at maximum capacity. We expect that there will be very limited increases in large radial tire production over the next two years and that delivery lead times will increase significantly. Further capacity increases have been limited by bottlenecks in the distribution of parts and equipment from suppliers to equipment manufacturers. If we are unable to secure sufficient

OTR tires to maintain our equipment, or if we are unable to secure adequate off-the-road trucks, we may suffer temporary reductions in our production capacity. The same demand leading to shortages of OTR tires has resulted in a significant increase in mining equipment prices generally. Increases in the cost of mining equipment may have a negative effect on the profit margins of our mining business. Furthermore, there have been recent shortages of railway material and rolling stock, and such shortages may have an adverse effect on our plans to upgrade the railroad we operate for transporting iron ore. In addition, any shortage of barge capacity in the future could have a material adverse effect on our ability to transport our products by waterway.

***The mining industry is a highly competitive industry, and we may have difficulty effectively competing with other mining companies in the future.***

Intense competition characterizes the worldwide iron ore industry. We will compete with a number of large international mining companies. Some of these competitors possess substantial iron ore mineral deposits at locations closer to our targeted principal customers in Asia and Europe. Competition from foreign or Brazilian iron ore producers, such as BHP Billiton, The Rio Tinto Corporation, or Rio Tinto, and Companhia Vale do Rio Doce, or CVRD, may result in our failure to meet our projections.

***Even if we discover mineral deposits, we remain subject to drilling and production risks, which could adversely affect the mining process.***

It can take a number of years from the time we discover mineral deposits until production is possible. During this time, there is a risk that the mining of these deposits may no longer be economically feasible. It takes substantial time and expenditures to:

- establish ore reserves through drilling;
- determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore;
- obtain environmental and other licenses and authorizations required in order to obtain mining concessions;
- construct mining and processing facilities for greenfield properties; and
- obtain the ore and extract the metals from the ore.

If a project proves not to be economically feasible by the time we are able to exploit it, we may incur substantial write-offs. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in cost overruns that may render the project not economically feasible.

***We expect to face rising extraction costs over time as resources deplete.***

Resources are gradually depleted in the ordinary course of any mining operation. As mining progresses, distances to the primary crusher and to waste deposits become longer and pits become steeper. As a result, over time, we expect to experience rising unit extraction costs with respect to each mine we operate.

***Our operations are subject to environmental risks.***

All of our planned operations are subject to environmental regulations, some of which are also subject to environmental licensing. This can make our business expensive to operate or prevent certain operations altogether. We are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of our mineral exploration, development and production. Such liabilities include not only the obligation to remediate environmental damages and indemnify affected third parties, but also the imposition of administrative and criminal sanctions against us and our employees and executive officers.

To the extent we are subject to environmental liabilities, the payment of such liabilities or the costs that we may incur to remedy environmental pollution would reduce funds otherwise available to us and could have a material adverse effect on us. If we are unable to fully remedy an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on us. We have not purchased (and do not intend to purchase) insurance for environmental risks (including potential liability for pollution or other hazards as a

result of the disposal of waste products occurring from exploration and production) because it is not generally available at a reasonable price.

We are also subject to Brazilian legislation that requires companies undertaking projects with significant environmental impact to pay an "environmental compensation" fee in the amount of at least 0.5% of the total investment in the venture. While there are uncertainties about how this law will be applied in practice, this fee and any increase in this fee could have a material adverse effect on our liquidity.

All of our planned exploration, development and production activities are or will be subject to regulation under one or more of the various local, state and federal environmental laws and regulations. Many of the regulations require us to obtain authorizations for our activities. We must update and review our authorizations from time to time and are subject to environmental impact analyses and public review processes prior to approval of new activities. It is possible that future changes in applicable laws, regulations and authorizations or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of our business, causing those activities to be economically re-evaluated at that time. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond our financial capability or that of our subsidiaries. Where posting of a bond in accordance with regulatory determinations is a condition to the right to operate under any material operating authorizations, increases in bonding requirements could prevent us from operating even if we and our subsidiaries were otherwise in full compliance with all substantive environmental laws.

***Government regulations affect our mining operations and may increase our costs of doing business, restrict our operations or result in operational delays.***

Our planned mining and our exploration and development activities are and will continue to be subject to laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, mine development, prospecting, mineral production, exports, taxes, labour standards, occupational health standards, toxic wastes, the protection of endangered and protected species and other matters. It is possible that future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing authorizations and agreements applicable to us or our properties (or those we are currently seeking to acquire), which could have a material adverse impact on our planned development projects, business, properties, results of operations, financial condition or prospects. Where required, obtaining necessary authorizations and licenses can be a complex, time consuming process and we cannot assure investors whether any necessary authorizations will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining the necessary authorizations and licenses and complying with these authorizations, licenses and applicable laws and regulations could halt or materially delay or restrict us from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws, regulations, authorizations or licenses, even if inadvertent, could result in interruption or termination of exploration, development or mining operations or logistics operations, or material fines, penalties or other liabilities which could have a material adverse effect on our business, properties, results of operations, financial condition or prospects.

***Anti-dumping, countervailing duties, safeguards and government protectionism may adversely affect our business.***

Protectionist measures adopted by the governments in some of our main markets for steel products could adversely affect our anticipated export sales. In response to the increased production and exports of steel in many countries, anti-dumping, countervailing duties, taxes and safeguard measures have been imposed by countries which are expected to represent some of the main markets for our exports of steel products. Those and other similar measures could provoke an imbalance in the international steel market, which could adversely affect our exports. For example, in March 2002, the U.S. government imposed certain quotas and tariffs on imports of a range of steel products. Although the U.S. lifted those tariffs at the beginning of December 2003, there can be no assurance that the U.S. or other countries will not impose other quotas or tariffs.

*Risks Relating to Macroeconomic Factors*

*Brazilian economic and political conditions could adversely affect our business.*

The Brazilian economy has been characterized by frequent and occasionally drastic interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil's economy. For example, the government's actions to control inflation have at times involved the setting of wage and price controls, blocking access to bank accounts,

imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

Our business, results of operations, financial condition and prospects, as well as the market prices of our common shares or GDSs, may be adversely affected by, among others, the following factors:

- inflation;
- exchange rate movements;
- exchange control policies (including restrictions on remittance of dividends);
- fluctuation in interest rates;
- liquidity of domestic financial, capital and lending markets;
- expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or GDP;
- energy shortages;
- price instability;
- tax policies;
- social and political instability; and
- other economic, political, diplomatic and social developments in or affecting Brazil.

The performance of the Brazilian economy has been impacted by events in the political scenario. Historically, political crises and scandals have impacted the confidence of investors and of the public in general and have negatively affected the development of the economy and the market price of securities issued by Brazilian companies. We cannot predict what policies will be adopted by the Brazilian government and whether such policies will affect the economy or our business and financial performance. Political uncertainties and scandals could have an adverse effect on the Brazilian economy, on our results of operations.

***Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm our business, results of operations.***

Brazil historically has experienced high rates of inflation. According to the Índice Geral de Preços do Mercado (General Market Price Index, or IGP-M), a general price inflation index, the inflation rates in Brazil were 1.2% in 2005, 3.8% in 2006 and 4.4% in the 2007. The Brazilian government's measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, the Brazilian government's actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation in the future. Periods of higher inflation may slow the rate of growth of the Brazilian economy. Inflation also is likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Inflationary pressures could also affect our ability to access foreign financial markets and lead to counter-inflationary prices that may harm our business or adversely affect the market price of our securities.

***Exchange rate instability may adversely affect our financial condition and results of operations.***

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden

devaluations, periodic small-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the Canadian and other currencies. We cannot assure that the U.S. dollar/real exchange rate will stabilize at the current level.

Depreciation of the real relative to the U.S. dollar could also create additional inflationary pressures in Brazil that may adversely affect us. Depreciations generally make it more difficult to access foreign financial markets and may prompt government intervention, including recessionary economic policies. Conversely, appreciation of the real against the U.S. dollar may lead to the deterioration of Brazil's current account and balance of payments as well as hinder the growth of exports. Any of the foregoing could adversely affect our business, our financial condition and results of operations.

***Exchange controls and restrictions on remittances abroad may adversely affect holders of the common shares.***

Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil, whenever there is a serious imbalance in Brazil's balance of payments or there are reasons to expect a pending serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. There can be no certainty that the Brazilian government will not take similar measures in the future. Any imposition of restrictions on conversions and remittances could hinder or prevent holders of our common shares from converting dividends, distributions or the proceeds from any sale of such common shares into Canadian dollars and remitting such Canadian dollars abroad.

***Brazilian corporate governance, disclosure requirements and accounting standards differ from those in Canada.***

Corporate governance, disclosure requirements and accounting standards applicable to Brazilian companies differ from those in Canada in certain respects. In general, there may be substantially less information available about Brazilian companies, including us, than would be generally available about public companies in Canada or certain other countries with highly developed capital markets. In addition, corporate governance standards and shareholder accountability protections applicable to Brazilian companies may be less stringent than those applicable to public companies in the Canada.

***Political, economic and social developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market value of Brazilian securities, including our common shares and GDSs.***

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging market countries, especially other Latin American countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from, and declines in the amount of foreign investments in Brazil. Past economic crises in emerging markets such as in Southeast Asia, Russia and Argentina, have resulted in significant outflows of U.S. dollars from Brazil. The Brazilian economy also is affected by international economic and market conditions generally, especially developments in the United States. Share prices on the BOVESPA, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stocks indexes. These factors could adversely affect the market prices of our common shares and GDSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

***We may depend on Brazilian governmental agencies for financing of certain of our activities.***

Brazilian governmental agencies play a significant role in financing the activities of companies in our industry. Development banks controlled by Brazil, including the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES), and by each of the Brazilian states offer the private sector long-term financing at more attractive rates and with better conditions than those offered by private banks. We may choose to finance certain of our activities with one or more of these development banks. Any change in the investment and development policies of the Brazilian government or any of the Brazilian states may hinder our ability to obtain long-term financing on attractive terms, or at all.

***Rulings of Brazilian courts with respect to our common shares and GDSs will be payable only in Brazilian reais.***

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our common shares and GDSs, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the ruling is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not provide non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares and GDSs.

***Risks Relating to Common Shares and GDSs***

***An active or liquid market for our common shares and the GDSs may not be sustained.***

Although the common shares will be listed for a brief period of time on BOVESPA, no active liquid public trading market is expected to develop for the common shares as a result of Anglo Brazil's plan to delist IronX, withdraw the common shares from the *Novo Mercado* segment, and terminate the IronX GDR program following its mandatory tag-along offer for the remaining common shares outstanding after the acquisition of the shares held by the Controlling IronX Shareholders. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the securities that are publicly held by unrelated parties. In addition, the Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States and Canada. In addition, the GDSs will not be listed on any stock exchange. Accordingly, your ability to sell our common shares and GDSs at a price and time at which you wish to do so may be substantially limited.

## LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company has not been since formation, and is not currently, a party to, nor was any of its property the subject of, any legal proceedings, or any known to be contemplated, which involve a material claim for damages within the meaning of applicable securities legislation.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority since formation, or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority since formation.

## PROMOTER

Eike Batista, has taken the initiative in founding and organizing the business of the Company and, accordingly, may be considered to be a promoter of the Company within the meaning of applicable securities legislation. Other than as disclosed elsewhere in this Circular, Eike Batista has not received any consideration for his role in founding and organizing the business of the Company.

## AUDITORS, TRANSFER AGENTS AND REGISTRARS

The auditors of IronX are KPMG LLP in Brazil located at 52 Avenida Almirante Barroso, 4th Floor, Rio de Janeiro, Brazil.

The transfer agent and registrar of the common shares of IronX is Banco Itaú in Brazil.

The depositary of the GDSs is the Bank of New York Mellon, in New York, United States

## EXPERTS

Information of a scientific and technical nature contained in this Circular in connection with IronX's material mineral projects is based on technical reports prepared for MMX in accordance with NI 43-101.

Amapá Project - Leah Mach, CPG, MSc and Dr. Neal Rigby, CEng, MIMMM, PhD, of SRK are the qualified persons under NI 43-101 responsible for the Amapá Project Report.

*Minas-Rio Project* - Ms Leah Mach, CPG, MSc and Dr. Neal Rigby, CEng, MIMMM, PhD, Dr. Bart Stryhas, CPG, PhD and Mr. Sten E. E. Johansson, MSAIMM, of SRK are the qualified persons under NI 43-101 responsible for the Minas-Rio Project Report.

None of the aforementioned persons nor SRK, nor any directors, officers or employees of SRK, are currently expected to be elected, appointed or employed as a director, officer or employee of IronX or of any associate or affiliate of IronX.

The audited consolidated financial statements of the business of IronX as at December 31, 2007, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2007, included in the Circular have been audited by KPMG LLP, which firm was independent of IronX at the date of issuance of its audit report.

None of the persons referenced in this section has any interests in any securities of other property of IronX or its associate or affiliates, nor do they expect to receive or acquire any such interest.

## MATERIAL CONTRACTS

IronX has no material contracts entered into outside of the ordinary course of business during fiscal 2007 or prior thereto that are still in effect.

**EXHIBIT "D"**

**Audited Consolidated Financial Statements of MMX for the financial years ended December 31, 2007, 2006 and 2005**

See attached.

**NewMMX Mineração e Metálicos S.A. and subsidiaries**
**(exploration stage subsidiaries of MMX Mineração e Metálicos S.A.)**

# Combined financial statements December 31, 2007, 2006 and 2005

# NewMMX Mineração e Metálicos S.A. and subsidiaries

**(exploration stage subsidiaries of MMX Mineração e Metálicos S.A.)**

# Combined financial statements

**December 31, 2007, 2006 and 2005**

## Contents

# Independent auditors' report

To
The Board of Directors and Shareholders
NewMMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

We have audited the accompanying combined balance sheets of NewMMX Mineração e Metálicos S.A. and subsidiaries as of December 31, 2007 and 2006, and the combined statements of operations, shareholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007 and for the period from inception date (January 16, 2001) to December 31, 2007. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of NewMMX Mineração e Metálicos S.A. and subsidiaries as of December 31, 2007 and 2006, and the combined results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 and for the period from inception date (January 16, 2001) to December 31, 2007 in conformity with U.S. generally accepted accounting principles.

The accompanying combined financial statements have been prepared assuming that the Company and subsidiaries will continue as a going concern. As discussed in Note 1 to the combined financial statements, most of the Company's subsidiaries MMX Metálicos Corumbá Ltda. (formerly MMX Metálicos Brasil Ltda.), Bahia Ferro Mineração Ltda., IRX Mineração Ltda. and MMX Pig Iron Trading & Shipping (Nevada) LLC are still in an exploration stage and thus are dependent upon the financial support of the shareholders or capital infusions from third parties up to the moment their operations are profitable. This scenario raises substantial doubt about the Company's and subsidiaries' ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

U.S. generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in Canada. The Company has presented the nature of such differences in Note 23 to the combined financial statements.

April 22, 2008

KPMG Auditores Independentes

# NewMMX Mineração e Metálicos S.A and subsidiaries

**(exploration stage subsidiaries of MMX Mineração e Metálicos S.A.)**

# Combined balance sheets

*(In thousands of U.S. dollars, except share data)*

| Assets | Note | December 31, 2007 | December 31, 2006 |
|---|---|---|---|
| **Current assets** | | | |
| Cash and cash equivalents | | 36,875 | 1,355 |
| Marketable securities | 3 | 151,680 | 359,196 |
| Restricted cash | 3 | 24,271 | 67,952 |
| Trade accounts receivable | 4 | 21,581 | 1,952 |
| Recoverable taxes | 5 | 16,438 | 7,861 |
| Inventories | 6 | 72,587 | 17,460 |
| Derivative financial instruments | 7 | - | 1,217 |
| Advances to suppliers and employees | | 35,047 | 5,794 |
| Related parties | 12 | 123,691 | 65,488 |
| Other | | 4,690 | 4,544 |
| | | 486,860 | 532,819 |
| **Noncurrent assets** | | | |
| Property, plant and equipment, net | 9 | 396,909 | 70,701 |
| Related parties | 12 | 2,165 | - |
| Advance for future investment acquisition | 10 | 1,228 | 1,018 |
| Recoverable taxes | 5 | 11,060 | - |
| Other | | 8,185 | 352 |
| | | 419,547 | 72,071 |
| **Total assets** | | 906,407 | 604,890 |
| **Liabilities and shareholders' equity** | | | |
| **Current liabilities** | | | |
| Notes payable | 13 | 43,178 | - |
| Trade accounts payable | | 54,947 | 19,914 |
| Tax, payroll and related charges | | 23,789 | - |
| Short-term debt | 14 | 220,264 | 93,852 |
| Accrued interest | | 9,328 | 1,356 |
| Related parties | 12 | 59 | 9 |
| Derivative financial instruments | 7 | 219 | - |
| Other current liabilities | | 3,514 | 5,051 |
| | | 355,298 | 120,182 |
| **Long-term liabilities** | | | |
| Notes payable | 13 | 129,637 | - |
| Long-term debt | 14 | 8,655 | 21,507 |
| Asset retirement obligation | 11 | 2,249 | 707 |
| Stock options | 18 | 16,568 | 771 |
| Other current liabilities | | 686 | 94 |
| | | 157,795 | 23,079 |
| **Shareholders' equity** | | | |
| Shares authorized and issued - holding company: | 17 | | |
| Common stock: 2007- 304,609,840 and 2006 - 304,310,240 | | 348,818 | 465,008 |
| Additional paid-in-capital | | 60,369 | 18,210 |
| Deficit accumulated during the exploration stage | | (118,116) | (34,946) |
| Accumulated other comprehensive income | | 102,243 | 13,357 |
| | | 393,314 | 461,629 |
| **Total liabilities and shareholders' equity** | | 906,407 | 604,890 |
| **Going concern** | 1 *iii* | - | - |
| **Commitments** | 22 | | |
| **Subsequent events** | 24 | | |

See accompanying notes to combined financial statements.

# NewMMX Mineração e Metálicos S.A and subsidiaries

**(exploration stage subsidiaries of MMX Mineração e Metálicos S.A.)**

## Combined statements of operations

*(In thousands of U.S. dollars, except share data)*

| | Note | December 31, 2007 | December 31, 2006 | December 31, 2005 | Accumulated as from the inception (January 16, 2001) to December 31, 2007 |
|---|---|---|---|---|---|
| **Net revenue** | | | | | |
| Iron ore sales | | 104,054 | 3,810 | - | 107,864 |
| Cost of goods sold | | (83,147) | (6,393) | - | (89,540) |
| **Gross income (loss)** | | 20,907 | (2,583) | - | 18,324 |
| General, sales and administrative expenses | | (164,141) | (12,777) | (5,301) | (182,270) |
| Impairment charge | 9 | (5,471) | - | - | (5,471) |
| Exploration costs | | (2,541) | (3,673) | (1,533) | (7,747) |
| **Operating loss** | | (151,246) | (19,033) | (6,834) | (177,164) |
| Other income (expenses): | | | | | |
| Financial income | 20 | 110,183 | 34,153 | 1,867 | 146,203 |
| Financial expenses | 21 | (40,564) | (44,123) | (923) | (85,610) |
| Loss on equity pick up | | (30) | - | - | (30) |
| Total other income (expenses) | | 69,589 | (9,970) | 944 | 60,563 |
| **Loss before income and social contribution taxes** | | (81,657) | (29,003) | (5,890) | (116,601) |
| **Income and social contribution taxes** | 15 | (1,513) | - | - | (1,513) |
| **Loss for the year** | | (83,170) | (29,003) | (5,890) | (118,114) |
| **Loss per thousand shares of common stock - basic and diluted** | 19 | (0.28) | (0.23) | (0.12) | (0.38) |
| **Weighted average common shares oustanding - basic and diluted** | | 304,410,420 | 127,932,280 | 44,303,580 | 340,410,420 |

See accompanying notes to combined financial statements.

NewMMX Mineração e Metálicos S.A and subsidiaries

**(exploration stage subsidiaries of MMX Mineração e Metálicos S.A.)**

# Combined statements of shareholders' equity (deficit) and comprehensive income (loss)

*(In thousands, except share data)*

| | Capital stock Common amount | Additional paid-in capital | Deficit accumulated during the exploration stage | Accumulated other comprehensive income (loss) | Total shareholders' equity (deficit) |
|---|---|---|---|---|---|
| Capital contribution at the inception on January 16, 2001 (cash) | 5 | - | - | - | 5 |
| Capital contribution at the inception on January 16, 2001 (cash) | 16 | - | - | - | 16 |
| **Balances at December 31, 2002** | 21 | - | - | - | 21 |
| Spin-off effect | (10) | - | - | - | (10) |
| Loss for the year | - | - | (22) | - | (22) |
| Currency translation adjustment | - | - | - | (3) | (3) |
| Comprehensive loss | - | - | - | - | (25) |
| **Balances at December 31, 2003** | 11 | - | (22) | (3) | (14) |
| Loss for the year | - | - | (31) | - | (31) |
| Currency translation adjustment | - | - | - | (487) | (487) |
| Comprehensive loss | - | - | - | - | (518) |
| **Balances at December 31, 2004** | 11 | - | (53) | (490) | (532) |
| Shares authorized and issued as of August 2005- MMX Corumbá | 4 | - | - | - | 4 |
| Shares authorized and issued as of August 2005- MMX | 17 | - | - | - | 17 |
| Shares authorized and issued as of December 2005- MMX | 7,002 | - | - | - | 7,002 |
| Shares authorized and issued as of December 2005- MMX Metálicos Corumbá | 11 | - | - | - | 11 |
| Advance for capital increase on December | - | 427 | - | - | 427 |
| Loss for the year | - | - | (5,890) | - | (5,890) |
| Spin-off effect | (5,063) | - | - | - | (5,063) |
| Currency translation adjustment as of December 31, 2005 | - | - | - | 3,269 | 3,269 |
| Comprehensive loss | - | - | - | - | (2,621) |
| **Balances at December 31, 2005** | 1,982 | 427 | (5,943) | 2,779 | (755) |
| Capital contribution on March 15, 2006 (cash) | 7,073 | (427) | - | - | 6,646 |
| Spin-off on April 18, 2006 | 254 | - | - | - | 254 |
| Capital contribution on July 26, 2006 (cash) | | | | | |
| net of the related public offering costs of $52,022 | 416,051 | - | - | - | 416,051 |
| Capital contribution on August 23, 2006 (cash) | 42,092 | - | - | - | 42,092 |
| Share-based compensation | - | 18,210 | - | - | 18,210 |
| Spin-off effect | (2,444) | - | - | - | (2,444) |
| Loss for the year | - | - | (29,003) | - | (29,003) |
| Currency translation adjustment | - | - | - | 10,578 | 10,578 |
| Comprehensive loss | - | - | - | - | (18,425) |
| **Balances at December 31, 2006** | 465,008 | 18,210 | (34,946) | 13,357 | 461,629 |
| Share-based compensation | - | 49,951 | - | - | 49,951 |
| Stock options exercised | 7,792 | (7,792) | - | - | - |
| Spin-off effect | (123,982) | - | - | - | (123,982) |
| Loss for the year | - | - | (83,170) | - | (83,170) |
| Currency translation adjustment | - | - | - | 88,886 | 88,886 |
| Comprehensive income | - | - | - | - | 5,716 |
| **Balances at December 31, 2007** | 348,818 | 60,369 | (118,116) | 102,243 | 393,314 |

See accompanying notes to combined financial statements.

# NewMMX Mineração e Metálicos S.A and subsidiaries

**(exploration stage subsidiaries of MMX Mineração e Metálicos S.A.)**

## Combined statements of cash flows

*(In thousands of U.S. dollars)*

| | December 31, 2007 | December 31, 2006 | December 31, 2005 | Accumulated as from the inception (January 16, 2001) to December 31, 2007 |
|---|---|---|---|---|
| **Cash flows provided by (used in) operating activities** | | | | |
| Loss for the year | (83,170) | (29,003) | (5,890) | (118,114) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | | | |
| Depreciation, amortization and accretion | 1,278 | 994 | 21 | 2,293 |
| Share-based compensation | 57,743 | 18,210 | - | 75,951 |
| Write-off of mining rights | - | - | - | 41 |
| Exchange variation loss (gain) | (27,706) | (6,068) | 295 | (32,793) |
| Derivative financial intruments | 219 | - | (41) | 178 |
| Impairment charge | 5,471 | - | - | 5,471 |
| Other | - | - | - | (426) |
| (Increase) decrease in assets: | | | | |
| Marketable securities | 267,885 | (351,489) | - | (83,604) |
| Restricted cash | 54,882 | (61,352) | (4,800) | (11,270) |
| Trade accounts receivable | (10,726) | (1,943) | - | (12,669) |
| Recoverable taxes | (16,477) | (7,692) | (151) | (24,199) |
| Inventories | (41,197) | (17,085) | - | (58,282) |
| Related parties | (44,487) | (64,083) | - | (108,570) |
| Advances to suppliers | (26,342) | (5,670) | (19) | (31,971) |
| Other | (3,345) | (1,935) | 63 | (4,820) |
| Increase (decrease) in liabilities: | | | | |
| Trade accounts payable | 27,312 | 19,487 | - | 46,127 |
| Taxes, payroll and related charges | 17,894 | (110) | (18) | 17,692 |
| Other accrued liabilities | (2,454) | 1,435 | - | (1,019) |
| Other payables current liabilities | 103 | 2,043 | - | 1,175 |
| Net cash provided by (used in) operating activities | 176,883 | (504,261) | (10,540) | (338,809) |
| **Cash flows from investing activities** | | | | |
| Certificates of deposits and debt securities | - | - | - | - |
| Additions to property, plant and equipment | (280,898) | (56,105) | (25,155) | (368,442) |
| Additions to intangible assets | - | (1,018) | - | (1,018) |
| Net cash used in investing activities | (280,898) | (57,123) | (25,155) | (369,460) |
| **Cash flows from financing activities** | | | | |
| Notes payable and debt: | | | | |
| Loans obtained: | | | | |
| Short-term | 218,989 | 86,007 | 22,076 | 334,048 |
| Long-term | (16,691) | 10,165 | 10,840 | 3,587 |
| Loans paid short-term | (88,036) | (10,000) | - | (98,036) |
| Notes payable obtained | 155,848 | - | 11,513 | 167,361 |
| Stock options exercised | (7,792) | - | - | (7,792) |
| Related parties - connection with acquisition - mainly mining rights | (2,992) | 9 | (918) | (2,983) |
| Capital increase | - | 464,789 | 7,457 | 472,271 |
| Net cash provided by financing activities | 259,326 | 550,970 | 50,968 | 868,456 |
| **Increase (decrease) in cash and cash equivalents** | 155,311 | (10,414) | 15,273 | 160,187 |
| **Cash decrease by the exclusion of subsidiaries' cash previoulsy consolidated** | | | | |
| **Spin-off effect** | (123,982) | (2,444) | - | (126,426) |
| **Effect of exchange rate changes on cash and cash equivalents** | 4,191 | - | (1,087) | 3,114 |
| | 35,520 | (12,858) | 14,186 | 36,875 |
| **Cash and cash equivalents, beginning of the year** | 1,355 | 14,213 | 27 | - |
| **Cash and cash equivalents, end of the year** | 36,875 | 1,355 | 14,213 | 36,875 |
| | 35,520 | (12,858) | 14,186 | 36,875 |
| **Supplementary disclosure of cash flow information** | | | | |
| Interest paid during the year | 6,848 | 4,742 | - | 11,590 |

See accompanying notes to combined financial statements.

# NewMMX Mineração e Metálicos S.A. and subsidiaries

**(exploration stage subsidiaries of MMX Mineração e Metálicos S.A.)**

# Combined financial statements

**December 31, 2007, 2006 and 2005**

*(In thousands of U.S. dollars, unless otherwise stated)*

## 1 The Company and its operations

### *i. Carve-out*

On March 31, 2008, the controlling shareholder of MMX Mineração e Metálicos ("MMX"), certain members of the management of MMX and Anglo American Participações em Mineração Ltda. ("Anglo American Participações"), a wholly owned subsidiary of Anglo American plc ("Anglo American"), entered into a Share Purchase and Sale Agreement ("Agreement") on this date, whereby Anglo American Participações agreed to purchase, and the controlling shareholder and certain members of management of MMX agreed to sell, common shares representing approximately 63.47% of the share capital of IronX Mineração S.A. ("IronX"). IronX is a corporation currently in the process of obtaining its publicly-held company registration before the Brazilian Securities Commission (the Comissão de Valores Mobiliários or the "CVM"), and, after the conclusion of a corporate reorganization of MMX ("Reorganization"), IronX will be the owner of 51% of the share capital of MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio") and 70% of MMX Amapá Mineração Ltda. ("MMX Amapá"). The Reorganization will also involve the transfer to IronX of 100% of the stock capital of MMX Metálicos Amapá Ltda. ("MMX Metálicos Amapá") and Bay Service Serviços Portuários Ltda. ("Bay Service").

*Reorganization of MMX*

A Reorganization of MMX ("NewMMX" or the "Company") will be carried out as a condition of the acquisition by Anglo American Participações of IronX ("Acquisition"). Such Reorganization will be submitted for the approval of its shareholders and duly disclosed to the market in additional detail, in accordance with CVM Instruction 319/99. As a result of the Reorganization, the shares of MMX in IronX and LLX Logística S.A ("LLX") will be distributed directly by IronX and LLX to the shareholders of MMX, in the same proportion as their equity interests in the share capital of MMX. Accordingly, in preparing the combined financial statements of NewMMX, the Company's equity in IronX and LLX are shown as a deduction from shareholders equity, as the income and cash flow statements of these entities have been eliminated.

*(In thousands of reais)*

### *ii. Description of business*

NewMMX will consist of a group of subsidiaries, most of them in the exploration stage.

The object of NewMMX is to engage in the following main businesses: mining, transformation, transportation and sale of iron ore; manufacture transformation, and sale of steel inputs; as well as construction, operation and commercial use of maritime and railroad terminals.

Either directly or through subsidiary companies, NewMMX develops projects in the areas of mining and industrial processing of metallic products and steel inputs with added value, using iron ore mined by the Company. NewMMX has mineral resources resulting from the acquisition of and filing for mining rights whereby the Company performs the prospecting work and mines the iron ore.

As a result of the restructuring process, the Company holds the following corporate interests:


80%
70%
99.99%
100%
24%
99.99 %
99.99%
100 %
99.99 %
100%

### *iii. Going concern*

The Company and most of the subsidiaries are still in an exploration stage and thus have not commenced their principal operations, being dependent upon the financial support of the shareholders or capital infusions from third parties up to the moment, their operations are profitable. In the absence of such support there could be substantial uncertainties about the Company's and subsidiaries' ability to conduct its principal operations as a whole. The accompanying combined financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company and its subsidiaries to continue as a going concern. Notwithstanding the foregoing, the MMX Corumbá and AVG are already delivering iron more products.

## 2 Summary of significant accounting policies

### *a. Basis of financial statement presentation*

These combined financial statements include the accounts of MMX Corumbá Mineração Ltda. ("MMX Corumbá"), MMX Metálicos Corumbá Ltda. ("MMX Metálicos Corumbá"), MMX Properties LLC ("MMX Properties"), IRX Mineração Ltda. ("IRX"), Bahia Ferro Mineração Ltda. ("Bahia Ferro"), AVX Mineração e Participações Ltda. ("AVX"), MMX Trade & Shipping (Nevada) LLC ("MMX Trade"), MMX Comercial Exportadora S.A. ("MMX Comercial Exportadora"), MMX Pig Iron Trading & Shipping (Nevada) LLC ("MMX Pig Iron") and AVG Mineração S.A. ("AVG"). All significant transactions and balances between operations of the Company and its subsidiaries have been eliminated.

# NewMMX Mineração e Metálicos S.A. and subsidiaries

**(exploration stage subsidiaries of MMX Mineração e Metálicos S.A.)**

# Combined financial statements

*(In thousands of U.S. dollars, unless otherwise stated)*

The combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"), which differ in certain respects from Brazilian accounting principles applied by the Company and its subsidiaries in their statutory financial statements, for the purpose of presenting the NewMMX's financial position, results of operations and cash flows. NewMMX historically has not prepared combined financial statements. The accompanying combined financial statements have been derived from historical accounting records of MMX. The historical operating results and cash flows of NewMMX may not be indicative of what they would have been had NewMMX been a stand-alone entity, nor they are necessarily indicative of what the NewMMX operating results and cash flows may be in the future.

Significant changes could have occurred in the funding and operation of NewMMX if it operated as an independent, stand-alone entity, including the need for debt and the incurrence of interest expense, which could have a significant impact on its financial position and results of operations.

US GAAP varies in certain significant respects from accounting principles generally accepted in Canada ("Canadian GAAP"). The Company has presented the nature of such differences in Note 23 to the combined financial statements.

The Company and its subsidiaries maintain their statutory accounting records in local currency, the real. The U.S. dollar amounts presented in the combined financial statements have been translated from the local currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards (SFAS) No. 52 - Foreign Currency Translation.

The Company and its subsidiaries determined the local currency (real) as their functional currency and have translated all assets and liabilities into U.S. dollars at the current exchange rate at December 31, 2007 and 2006 (R$1.7713 and R$2.1380 to US$1.00, respectively), and all amounts in the statements of operations and cash flows at the average rates prevailing during each of the months within the years ended December 31, 2007, 2006 and 2005 and the period from the inception date (January 16, 2001) to December 31, 2007. The related translation adjustments are included in accumulated other comprehensive income (loss), a component of shareholders' equity (deficit).

*(In thousands of U.S. dollars, unless otherwise stated)*

***b. Basis of combination***

The combined financial statements include the accounts of the Company and all majority owned subsidiaries in which the Company directly or indirectly has either (a) a majority of the equity of the subsidiary or otherwise has management control, or (b) the Company has determined itself to be the primary beneficiary of a variable interest entity in accordance with FIN 46 (R).

The details of the combined subsidiaries are as follows:

| | Ownership percentage combined | | |
|---|---|---|---|
| | **December 31, 2007** | **December 31, 2006** | **December 31, 2005** |
| Direct subsidiaries: | | | |
| MMX Corumbá | 70.00 | 70.00 | - |
| MMX Metálicos Corumbá | 99.99 | 99.99 | - |
| MMX Properties | 100.00 | - | - |
| IRX | 80.00 | - | - |
| Bahia Ferro | 24.00 | - | - |
| AVX | 99.99 | - | - |
| Indirect subsidiaries: | | | |
| IRX | - | 56.00 | 56.00 |
| MMX Trade | 70.00 | - | - |
| MMX Comercial Exportadora | 69.99 | - | - |
| MMX Pig Iron | 99.99 | - | - |
| AVG | 99.80 | - | - |

The accounting polices have been consistently applied in all the combined companies and are consistent with those used in the previous year.

The Company's subsidiaries, MMX Corumbá, IRX and Bahia Ferro, which minority interests exist have presented losses exceeding the minority interest in the equity capital of these subsidiaries, such excess applicable to the minority interests was charged against statements of operations, as there is no obligation for the minority interest to make good such losses. However, if future earnings do materialize, the statements of operations will be credited to the extent such losses were previously absorbed.

In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by FASB Interpretation 46(R) - Consolidation of Variable Interest Entities ("FIN 46(R)") and to assess whether it is the primary beneficiary with respect to such entities.

In 2007, the Company has three private investment funds, for which the Company and its subsidiaries are the primary beneficiaries. The investments are represented mainly by certificates of deposits and debt securities issued by the Brazilian government. As the Company is the only beneficiary of those private investment funds, they were included in the combined financial statements in accordance with FIN 46(R).

### c. *Cash and cash equivalents*

Cash and cash equivalents include all highly liquid temporary cash investments with maturity dates of three months or less. Unrealized gains or losses are included in financial income (expenses).

### d. *Restricted cash*

At December 31, 2007 and 2006, the restricted cash refers to the Company's portion of marketable securities held as collateral for the loan granted by Banco de Investimentos Credit Suisse, and private instrument of fiduciary release of credit rights as guarantee of installment agreement in favor of MMX Corumbá, respectively, as mentioned in Note 3.

### e. *Marketable securities*

Debt securities acquired with the objective of selling in the short-term are valued at fair value at the balance sheet dates and unrealized gains (losses) are included in financial income (expenses). These securities primarily comprise of certificates of deposits and debt securities issued by the Brazilian government held through private funds. The certificates of deposits and debt securities are considered trading securities.

### f. *Trade accounts receivable and provision for doubtful accounts*

Trade accounts receivable are reflected at the estimated net realizable value and do not bear interest. When necessary, a provision for doubtful accounts will be recorded at an amount considered sufficient by management to cover estimated losses arising on collection of accounts receivable. No provision has been recognized as of December 31, 2007, 2006 and 2005.

### g. *Inventories*

Inventories are stated at the weighted average cost of acquisition or production, which does not exceed net realizable values.

### h. *Derivative instruments and hedging activities*

The Company accounts for derivatives and hedging activities in accordance with FASB Statement no. 133 - Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

All derivative financial instruments are marked-to-market at each balance sheet date, with the impact of changes in their fair value recorded as financial income (expenses).

### i. *Results during the exploration stage*

Revenues during the exploration stage were obtained from initial revenues of the two iron ore mines of MMX Corumbá and AVG no longer in the exploration stage.

Such revenues are recognized when products are shipped, and when the customer takes ownership and assumes the risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

### j. *Exploration costs*

Exploration costs are expensed as incurred and relate to the exploration and evaluation costs associated with mine drilling. Management's decision to develop or mine a property will be based on an assessment of the viability of the property and the availability of financing. The Company capitalizes mining exploration and other related costs attributable to reserves when a definitive feasibility study establishes proven and probable reserves. Capitalized mining costs are amortized using the unit of production method and are also subject to an impairment assessment.

### k. *Income taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

### l. *Use of estimates*

The preparation of the combined financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements, and with respect to the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of inventories, property, plant and equipment, deferred income tax assets, asset retirement obligations, provision contingencies stock options, valuation of derivative instruments and fair value of financial instruments. Actual results could differ from those estimates. The Company reviews the estimates and assumptions periodically.

***m. Property, plant and equipment***

Property, plant and equipment are recorded at cost, including interest capitalized during the construction of major new facilities, less accumulated depreciation. Interest during the construction period on borrowings denominated in foreign currency is capitalized using contractual or average interest rates, exclusive of foreign exchange gains or losses. Depreciation on property, plant and equipment is or will be calculated on the straight-line method over the estimated useful lives of the assets, as detailed in Note 10. The mining rights are or will be amortized using the unit of production method. Timber resources are stated at cost, less accumulated depletion, which will be determined on the unit-of-production basis.

***n. Recoverability of long lived assets***

In accordance with FASB Statement No. 144 - Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant and equipment and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

### *o. Stock based compensation*

Stock based employee compensation plans are accounted for in accordance with FASB Statement No. 123 (revised 2004) - Share-Based Payment ("SFAS No. 123(R)"), for transactions in which the Company exchanges its equity instruments for goods or services, with a primary focus on transactions in which the Company obtains employee services in share-based payment transactions. Equity instruments transferred by a related party or a holder of an economic interest in the Company to its employees and management are also subject to the provisions of Statement No. 123(R), unless the transfer was for a purpose other than compensation.

SFAS No. 123(R) is a revision to Statement No. 123 and supersedes APB Opinion No. 25 - Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement requires measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options issued. Incremental compensation costs arising from subsequent modifications of awards after the grant date will be recognized.

### *p. Net loss per share*

Basic net loss per share amounts have been computed by dividing net loss by the weighted average number of common stock outstanding. There were no adjustments to net loss in calculating diluted net loss per share.

### *q. Segment information*

The Company has adopted SFAS no. 131 - Disclosures about Segments of an Enterprise and Related Information, which introduces a "management approach" concept for reporting segment information, whereby financial information is required to be reported on the basis that the chief operating decision-maker uses such information internally for deciding how to allocate resources to segments and in assessing performance. Management has concluded that the Company has one reportable segment - iron ore.

***r. Other comprehensive income (loss)***

Other comprehensive income (loss) includes all changes in shareholders' equity during a period from non-shareholder sources.

***s. Commitments and contingencies***

Liabilities for loss contingencies, including environmental remediation costs not within the scope of FASB Statement No. 143 - Accounting for Asset Retirement Obligations, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Recoveries of environmental remediation costs from third parties, which are probable of realization, are separately recorded as assets, and are not offset against the related environmental liability, in accordance with FASB Interpretation No. 39 - Offsetting of Amounts Related to Certain Contracts.

The Company accrues for losses associated with environmental remediation obligations not within the scope of Statement No. 143 when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environment remediation obligations are discounted to their present value.

The Company records asset retirement obligations in accordance with FASB Statement No. 143. Under SFAS no. 143, the fair value of asset retirement obligations is recorded as liabilities on a discounted basis when they are incurred. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the useful life of such assets by the unit of production method. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

*(In thousands of U.S. dollars, unless otherwise stated)*

*t. Reclassifications*

Certain reclassifications have been made to prior years' combined financial statements in order to be consistent with the current year presentation.

*u. Recently issued accounting pronouncements*

- **FASB Statement No. 157, Fair Value Measurements ("SFAS 157")**

In September 2006, the FASB issued SFAS 157, which became effective for the Company on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The Company is still evaluating the possible effects to its combined financial statements and additional disclosures.

- **FASB Staff Position FAS No. 157-2, Effective Date of SFAS 157 ("FSP 157- 2")**

In February 2008, the FASB issued FSP 157-2, which delays the company's January 1, 2008, effective date of FAS 157 for all non financial assets and non financial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. The Company is still evaluating the possible effects to its combined financial statements and additional disclosures.

- **FASB Statement 159 "The Fair Value Option for Financial Assets and Financial Liabilities." ("SFAS 159")**

In February 2007, the FASB issued SFAS 159, that permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is still evaluating the possible effects to its combined financial statements and additional disclosures.

*(In thousands of U.S. dollars, unless otherwise stated)*

- **FASB Statement No. 141 (revised 2007), Business Combinations ("SFAS 141-R")**

  In December 2007, the FASB issued SFAS 141-R, which will become effective for business combination transactions having an acquisition date on or after January 1, 2009. This standard requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective fair values. SFAS 141-R changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in-process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition to be generally recognized in income tax expense; acquired contingent liabilities to be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined 'under existing guidance for non-acquired contingencies. SFAS 141-R also includes a substantial number of new disclosures requirements. The impact on the application of SFAS 141-R in the consolidation financial statements will depend on the business combinations arising during 2009 and thereafter.

- **FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial statements, an amendment of ARB No. 51 ("SFAS 160")**

  In December 2007, the FASB issued SFAS 160, that establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the combined financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in combined net income on the face of the income statement. Certain changes in a parent's ownership interest are to be accounted for as equity transactions and when a subsidiary is deconsolidated, any noncontrolling equity investment in the former subsidiary is to be initially measured at fair value. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company's presentation of income statement and balance sheet will be significantly changed by the application of SFAS 160.

*(In thousands of U.S. dollars, unless otherwise stated)*

- **FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 ("SFAS 161")**

  In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133." This statement requires enhanced disclosures about the use of derivative instruments, the accounting for derivative instruments under SFAS 133 and related interpretations, and the impact of derivative instruments and related hedged items on financial position, financial performance, and cash flows, particularly from a risk perspective. SFAS 157 is effective for fiscal years beginning after November 15, 2008. Adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

*v. Recently adapted pronouncements*

- **FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, An Interpretation of FASB Statement 109 ("FIN 48")**

  In July 2006, the FASB issued FIN 48, which became effective on January 1, 2007 (see Note 15).

## 3 Marketable securities and restricted cash

Marketable securities represent amounts invested in exclusive funds managed by financial institutions and linked to federal government securities and private securities ("CDB" - Bank Deposit Credit) of first-class financial institutions, as well as private securities (Bank Credit Notes and Debentures) issued by companies and financial institutions, all having average profitability equivalent to DI Cetip ("CDI" - Interbank Deposit Certificate).

The Company has a portion of its financial marketable securities as restricted cash, as mentioned in Note 14c, in the total amount of $24,271 ($67,952 at December 31, 2006).

*(In thousands of U.S. dollars, unless otherwise stated)*

The portfolio of marketable securities which are classified as "held for trading" as of December 31, 2007 and 2006 are broken down as follows:

| | Nature of investments | | | | |
|---|---|---|---|---|---|
| **Financial institution** | **Government Bonds** | **Purchase and sales commitments** | **CDB (a)** | **Total December 31, 2007** | **Total December 31, 2006** |
| Exclusive funds: | | | | | |
| Banco Pactual | 5,770 | 133,613 | 11,600 | 150,983 | 343,759 |
| Credit Suisse | - | - | - | - | 67,782 |
| | 5,770 | 133,613 | 11,600 | 150,983 | 408,541 |
| Other marketable securities: | | | | | |
| Banco Itaú BBA | - | 24,271 | - | 24,271 | 17,952 |
| Unibanco and other | 42 | 204 | 451 | 697 | 655 |
| | 42 | 24,475 | 451 | 24,968 | 18,607 |
| Total marketable securities: | 5,812 | 158,088 | 12,051 | 175,951 | 427,148 |
| Restricted cash | - | (24,271) | - | (24,271) | (67,952) |
| Total marketable securities, net. | 5,812 | 133,817 | 12,051 | 151,680 | 359,196 |

(a) Bank deposit certificates o issued by Brazilian banks.

These funds are held exclusively for the Company in major financial institutions and are short-term and immediately available. The Company has not incurred in any losses on these investment funds for the years ended December 31, 2007 and 2006.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 4 Trade accounts receivable

Trade accounts receivable are mainly related to the MMX Corumbá System's ore exports, amounting to $13,269 ($1,948 at December 31, 2006) as follows:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Domestic | 6,654 | 5 |
| Foreign | 14,927 | 1,947 |
| Total | 21,581 | 1,952 |

## 5 Recoverable taxes

Recoverable taxes are comprised of the following:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Withholding taxes at source ("IRRF") | 11,425 | 3,400 |
| Value added tax ("ICMS") | 14,507 | 4,246 |
| Other | 1,566 | 215 |
| Total | 27,498 | 7,861 |
| Current assets | 16,438 | 7,861 |
| Noncurrent assets | 11,060 | - |

*(In thousands of U.S. dollars, unless otherwise stated)*

## 6 Inventories

Inventories are comprised by finished goods of iron ore, raw material and warehouse, as follows:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Finished goods | 67,899 | 17,460 |
| Raw material | 2,781 | - |
| Warehouse | 1,907 | - |
| Total | 72,587 | 17,460 |

## 7 Derivative financial instruments

The Company's subsidiaries have derivative financial instruments to manage their exposure on its foreign currency denominated debt instruments. The Company's subsidiaries do not enter into derivative financial instruments for any purpose other than cash flow hedging purposes. That is, the subsidiaries do not speculate by using derivatives. In order to reduce the impact of fluctuations in the exchange rate, the subsidiaries have adopted a policy of entering into swap contracts.

By using derivative financial instruments to manage exposures to changes in exchange rates, the subsidiaries expose themselves to credit risks and market risks. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the subsidiaries, which creates a credit risk for the subsidiaries. When the fair value of a derivative contract is negative, the subsidiaries owe the counterparty and, therefore, they do not posses a credit risk. The subsidiaries reduce their credit risk in derivative financial instruments by entering into transactions with high quality counterparties.

Market risk, in this case, is the adverse effect on the value of a financial instrument that results from a change in currency exchange rates, managed by establishing and monitoring parameters that limit the types and degree of market risks that may be undertaken.

*(In thousands of U.S. dollars, unless otherwise stated)*

Management monitors and evaluates its overall position daily in order to evaluate financial results and impact on the subsidiaries' cash flows. All financial derivative instruments are marked-to-market at each balance sheet date, with the impact of changes in their fair value recorded as financial income (expenses).

During the years ended December 31, 2007, 2006 and 2005, and accumulated as from the inception, January 16, 2001 to December 31, 2007, gains of $10,533, $119 and 10,652, respectively, were effectively realized and unrealized gains (losses) of ($219), $1,217, $0 and ($219) for the same periods mentioned above were recognized. Realized and unrealized gains and losses were recorded in the statements of operations.

## 8 Fair value of financial instruments

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. Certain assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

The estimated fair values of financial instruments are as follows:

| | December 31, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| | Carrying amounts | Fair Value | Carrying amounts | Fair value |
| Financial assets: | | | | |
| Cash and cash equivalents | 36,875 | 36,875 | 1,355 | 1,355 |
| Derivatives financial instruments | (219) | (219) | 1,217 | 1,217 |
| Marketable securities | 151,680 | 151,680 | 359,196 | 359,196 |
| Restricted cash | 24,271 | 24,271 | 67,952 | 67,952 |

*(In thousands of U.S. dollars, unless otherwise stated)*

| | December 31, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| | **Carrying amounts** | **Fair Value** | **Carrying amounts** | **Fair value** |
| Financial liabilities: | | | | |
| Debt: | | | | |
| In foreign currency | 222,917 | 224,265 | 109,196 | 104,832 |
| In local currency | 6,002 | 6,002 | 6,163 | 6,163 |
| Notes payable: | | | | |
| In foreign currency | 172,815 | 172,815 | - | - |

***Criteria, assumptions and limitations used to calculate the market value***

*Cash and cash equivalents*

The accounting value approximates the market value of the trading securities due to the short-term maturity of these instruments.

*Marketable securities and restricted cash*

Both carrying amount and fair value of the marketable securities, including "the part restricted as collateral", are calculated based on current market rates applicable for such type of debt securities.

*Debt*

The fair value of the Company's debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers.

*Notes payable*

The fair value of notes payable is calculated and recorded through the discounting of the Company's cash flows using a market interest rate of 8%, as the notes a either non-interest bearing or low-interest bearing (see Note 13).

*(In thousands of U.S. dollars, unless otherwise stated)*

*Derivatives financial instruments - swaps*

The fair value is determined based on quotations provided by the financial institutions which issued the financial instruments.

The following table presents the estimated fair values of the Company's derivative financial instruments as follows:

| | **Fair value** | |
|---|---|---|
| | **December 31, 2007** | **December 31, 2006** |
| Currency swap transactions: | | |
| For a $35,000 amount (Banco Pactual), maturing February 2007 | - | 777 |
| For a $20,000 amount (Unibanco S.A.), maturing February 2007 | - | 440 |
| For a $25.000 amount (Banco Pactual ); maturing February 1, 2008 | (100) | - |
| For a $20,000 amount (Banco Pactual S.A.); maturing March 3, 2008 | (119) | - |
| Total | (219) | 1,217 |

*(In thousands of U.S. dollars, unless otherwise stated)*

## 9 Property, plant and equipment

| | Annual depreciation - depletion rates (%) | December 31, 2007 | | | December 31, 2006 | | |
|---|---|---|---|---|---|---|---|
| | | Cost | Accumulated depreciation | Carrying amount | Cost | Accumulated depreciation | Carryin amoun |
| Mining rights | (a) | 225,984 | (652) | 225,332 | 13,466 | - | 13,466 |
| Asset retirement obligation | (a) | 2,025 | - | 2,025 | 620 | - | 620 |
| Land | - | 21,697 | - | 21,697 | 13,045 | - | 13,045 |
| Aircraft | 10 | 5,864 | (57) | 5,807 | 5,680 | (284) | 5,396 |
| Building and improvements | 4 | 2,254 | (278) | 1,976 | 705 | (7) | 698 |
| Forest | (b) | 3,508 | | 3,508 | 2,906 | | 2,906 |
| Machinery and equipment | 10 | 65,912 | (5.502) | 60,410 | 14,671 | (447) | 14,224 |
| Furniture and fixture | 10 | 1,235 | (185) | 1,050 | 478 | (30) | 448 |
| Vehicles | 20 | 2,704 | (1.398) | 1,306 | 217 | (39) | 178 |
| Data processing equipment | 20 | 3,868 | (533) | 3,335 | 874 | (70) | 804 |
| Construction in progress | | 70,463 | | 70,463 | 18,936 | | 18,936 |
| | | 405,514 | (8,605) | 396,909 | 71,578 | (877) | 70,701 |

(a) Units of production method.

(b) The depletion of the forest reserves will be calculated based on the volume of timber cut in relation to the potential existing volume.

During the years ended December 31, 2007, 2006, 2005 and accumulated as from the inception January 16, 2001, the Company had capitalized interest in the amount of $4,062, $0, $0 and $4,062, respectively.

All property, plant and equipment items are located in Brazil and will be employed in the mining business. The Company's management believes that the balance of its fixed assets is recoverable through cash flows from its future operations, as from most of the operation's start-up date.

*(In thousands of U.S. dollars, unless otherwise stated)*

*i. Mining rights*

| Companies | State | Mining right | December 31, 2007 | December 31, 2006 |
|---|---|---|---|---|
| Acquisitions: | | | | |
| (a) IRX | Bahia | Iron ore | 95 | 79 |
| (b) MMX Corumbá | Mato Grosso do Sul | Iron ore | 16,347 | 13,387 |
| (c) AVG | Minas Gerais | Iron ore | 195,853 | - |
| (c) AVG | Minas Gerais | Iron ore | 13,350 | - |
| | | | 225,645 | 13,466 |
| Accumulated depletion: | | | | |
| MMX Corumbá | | | (573) | - |
| AVX | | | (79) | - |
| | | | (652) | - |
| Advances for mining rights acquisition: | | | | |
| (d) MMX | Paraíba | | 339 | - |
| **Total** | | | 225,332 | 13,466 |

(a) Mining rights acquired on September 9, 2004.

(b) Located in the Municipality of Corumbá, acquired by the subsidiary MMX Corumbá in August 2005, at an initial cost of $12,500, which was fully paid in 2005.

(c) Mining rights acquired by Companhia de Mineração Serra da Farofa - CEFAR, in the location known as Conjunto das Farofas, in the municipalities of Brumadinho and Igarapé, State of Minas Gerais.

*(In thousands of U.S. dollars, unless otherwise stated)*

**(d)** Mining rights acquired on May 18, 2007 located in the municipalities of São José da Lagoa Tapada, Coremas, Nazarezinho and Aguiar, in the State of Paraíba, for which the Company paid $339.

For the year ended December 31, 2007, 2006 and 2005 and for the period from inception to date, the Company recognized impairment charges of $5,471, 0, 0 and $5,471 respectively. In 2007, the impairment charge was primarily related to the mining rights related to the Bahia Ferro acquisition.

***ii. Aircraft lease-back operation***

The subsidiary MMX Metálicos acquired an aircraft in February 2006, at the price of $6,000, and, subsequently, on May 16, 2006, the subsidiary signed an aircraft sale-lease-back agreement in the amount of $5,400, for a term of 120 months and with a residual value of $1,350. The $600 loss was recognized in the statement of operations in the amount of $600. The lease is repayable quarterly, which began in October 2006.

## 10 Advance for future investment acquisition

On July 11, 2006, the subsidiary MMX Corumbá advanced the amount of $1,018 for the future acquisition of shares of the company Mineral Service Ltda. ("Mineral Service"), who is the owner of the mining rights to explore for iron ore in the State of Mato Grosso do Sul. The completion of the acquisition is subject to the effective transfer of mining rights to Mineral Service and the total cost will be $14,000, which will be paid after Mineral Service accomplishes some terms according to the contract. If Mineral Service does not accomplish the terms of the contract, MMX has the right to request reimbursement for the advanced amount. The Company granted a guarantee in favor of MMX Corumbá, amounting to $17,952, for this operation.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 11 Asset retirement obligations

The Company has asset retirement obligations arising from regulatory requirements to perform certain asset retirement activities when the right to perform mining activities is over. The liability is initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized and will be depreciated over the related long-lived asset's useful life by the unit of production method. The following table presents the activity for the asset retirement obligations for the years ended December 31, 2007 and 2006 from the inception date (January 16, 2001) to December 31, 2007:

| | 2007 | 2006 | 2005 | Inception date (January 16, 2001) to December 31, 2007 |
|---|---|---|---|---|
| Beginning balance | 707 | 567 | - | 567 |
| Liabilities incurred - AVG acquisition | 1,276 | - | - | 1,276 |
| Accretion expense - net | 266 | 140 | - | 406 |
| Ending balance | 2,249 | 707 | - | 2,249 |

*(In thousands of U.S. dollars, unless otherwise stated)*

## 12 Transactions with related parties

| | Assets | | Liabilities | |
|---|---|---|---|---|
| | **December 31, 2007** | **December 31, 2006** | **December 31, 2007** | **December 31, 2006** |
| MMX Metálicos Amapá | 5,861 | - | - | - |
| MMX Amapá | 81,918 | 36,293 | 34 | - |
| Bay Service | 2,727 | - | - | - |
| MMX Minas-Rio | 3,317 | 19,895 | 25 | 6 |
| MPX Energia S.A. | 105 | - | - | - |
| OGX Petróleo e Gás Ltda. | 40 | - | - | - |
| EBX Siderurgia da Bolívia | 335 | - | - | - |
| Terminal de Cargas Sarzedo | 1,709 | - | - | - |
| GVA Mineração Ltda | 121 | - | - | - |
| LLX Açu | 26,621 | - | - | - |
| LLX Logística | 2,052 | - | - | - |
| LLX Minas-Rio | 115 | - | - | - |
| MMX Logística do Amapá | 928 | 7,738 | - | - |
| Other | 7 | 1,562 | - | 3 |
| | 125,856 | 65,488 | 59 | 9 |
| Current | 123,691 | 65,488 | 59 | 9 |
| Long-term | 2,165 | - | - | - |

The balances as of December 31, 2007 and 2006 refer mainly to loans agreements transactions of the Company with its direct and indirect subsidiaries, which were made under usual market conditions for the respective types of operations.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 13 Notes payable

| | | December 31, 2007 | |
|---|---|---|---|
| | | Current | Long-term |
| $183,359 face amounts as of December 31, 2007, non-interest bearing (less unamortized discount based on imputed interest rate of 3.92% - 2007: $16,578), due in December 2011. | (a) | 40,972 | 123,016 |
| $10,395 face amounts as of December 31, 2007, non-interest bearing (less unamortized discount based on imputed interest rate of 8% - 2007: $1,568), due in August 2011. | (b) | 2,206 | 6,621 |
| Total | | 43,178 | 129,637 |

**(a)** In December 2007, through its subsidiary AVX, the Company concluded acquisition of 100% of the shares issued by AVG in the total amount of $224 million. The purchase price may further be increased by a variable portion of up to $50 million, conditioned to the environmental licensing of certain mining rights owned by AVG, which could expand its base of mineable ore reserves. Outstanding balance payable to the seller, due in five annual installments restated according to the United States Consumer Price Index ("USCPI") in the amount of approximately $45,000, on December 5, 2008, 2009, 2010 and 2011, respectively;

**(b)** Remaining balance payable to the seller, payable in four annual installments of $2,600 on August 30, 2008, 2009, 2010 and 2011, respectively, as detailed in Note 9.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 14 Debt

| Bank | Currency | Interest %p.a. | Final maturity date | Guarantees | December 31, 2007 | December 31, 2006 |
|---|---|---|---|---|---|---|
| Leasing Aircraft | US$ | Libor +2.85% | 7/1/2016 | (a) | 4,774 | 5,196 |
| Banco ABN AMRO Real S.A. | US$ | 6.70 | 3/16/2007 | (a) | - | 4,500 |
| Banco Fibra | US$ | 6.60 | 6/16/2008 | (d) | 3,000 | - |
| Credit Suisse S.A. | US$ | 6.70 | 9/4/2007 | (c) | - | 50,000 |
| Banco Votorantim S.A. | US$ | 7.70 | 2/28/2008 | (d) | 3,000 | - |
| Banco Votorantim S.A. | US$ | 7.70 | 3/5/2008 | (d) | 25,000 | - |
| Banco Santander Banespa | US$ | 8.50 | 3/24/2008 | (d) | 10,000 | - |
| Banco Bradesco S.A. | US$ | 6.77 | 6/20/2008 | (d) | 10,000 | - |
| Banco Votorantim S.A. | US$ | 6.98 | 6/30/2008 | (d) | 13,000 | - |
| Banco Votorantim S.A. | US$ | 6.95 | 7/18/2008 | (d) | 8,000 | - |
| Banco Votorantim S.A. | US$ | 6.90 | 8/7/2008 | (d) | 10,000 | - |
| Banco Votorantim S.A. | US$ | 7.60 | 8/11/2008 | (d) | 15,000 | - |
| Banco Bradesco S.A. | US$ | 8.50 | 8/11/2008 | (d) | 30,000 | - |
| Banco Unibanco S.A. | US$ | Libor +2.85% | 9/4/2008 | (a) | 12,000 | 12,000 |
| Banco ABC Brasil S.A. | US$ | Libor +3.50% | 10/19/2007 | (a) | - | 5,000 |
| Banco Itaú BBA S.A. BNDES | R$ | 12.60 | 10/15/2010 | (a) | 1,005 | 1,066 |
| Banco Itaú BBA S.A | US$ | 6.60 | 6/11/2007 | (d) | - | 5,000 |
| Banco Itaú BBA S.A | US$ | 7.60 | 6/22/2007 | (d) | - | 4,000 |
| Banco Votorantim S.A. | US$ | 6.90 | 6/13/2008 | (d) | 4,000 | 2,000 |
| Banco Votorantim S.A. | US$ | 6.90 | 8/7/2008 | (d) | 5,000 | 3,000 |
| Banco Votorantim S.A. | US$ | 6.90 | 9/5/2008 | (d) | 5,000 | 5,000 |
| BNDES | R$ | 12.60 | 3/15/2010 | (a) | - | 392 |
| BNDES | R$ | 11.60 | 8/15/2010 | (a) | 3,673 | 4,000 |
| BNDES | R$ | 5.60 | 8/16/2010 | (a) | 645 | 705 |
| Citibank | US$ | 7.00 | 11/19/2007 | (d) | - | 10,000 |
| Banco Santander Banespa | US$ | 7.20 | 1/14/2008 | (d) | 5,023 | - |
| Banco Santander Banespa | US$ | 7.10 | 2/1/2008 | (d) | 5,023 | - |
| Banco Santander Banespa | US$ | 6.90 | 2/29/2008 | (d) | 10,046 | - |
| Banco Santander Banespa | US$ | 6.97 | 3/10/2008 | (d) | 5,023 | - |
| Banco Votorantim S.A. | US$ | 7.00 | 3/18/2008 | (d) | 9,000 | - |
| Banco Bradesco S.A. | US$ | 6.85 | 4/4/2008 | (d) | 7,000 | - |
| Banco Bradesco S.A. | US$ | 6.80 | 14/4/2008 | (d) | 13,000 | - |
| Banco Safra | US$ | 7.00 | 5/19/2008 | (d) | 5,000 | - |
| Banco BBM | US$ | 7.80 | 5/16/2007 | (d) | - | 3,500 |
| Banco Bradesco S.A. - Financ. | US$ | - | 10/25/2008 | (b) | 83 | - |
| Banco Finasa S.A. - Financ | US$ | - | 6/1/2008 | (b) | 17 | - |
| Bradesco Finame BNDES | R$ | - | 7/15/2009 | (b) | 679 | - |
| Bradesco S.A. - ACC | US$ | - | 1/4/2008 | | 5,928 | - |
| | | | | | 228,919 | 115,359 |

*(In thousands of U.S. dollars, unless otherwise stated)*

| Bank | Currency | Interest %p.a. | Final maturity date | Guarantees | December 31, 2007 | December 31, 2006 |
|---|---|---|---|---|---|---|
| **Short-Term** | | | | | 220,264 | 93,852 |
| **Long-Term** | | | | | 8,655 | 21,507 |
| | | | | | 228,919 | 115,359 |
| Interest short-term | | | | | 9,328 | 1,356 |

Composition of foreign currency denominated debt by currency:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Currency | | |
| United States dollars | 222,917 | 109,196 |
| | 6,002 | 6,163 |
| Total | 228,919 | 115,359 |

At December 31, 2007, the Company's long-term debt matures as follows:

| | |
|---|---|
| 2009 | 3,369 |
| 2010 | 2,216 |
| 2011 | 558 |
| 2012 and after | 2,512 |
| **Total** | 8,655 |

All debts mentioned above will be paid in one installment at maturity date.

*(In thousands of U.S. dollars, unless otherwise stated)*

Guarantees:

**(a)** All debts are guaranteed by personal guarantee from the controlling shareholder as intervening party or co-obligor.

**(b)** Pledge of equipments.

**(c)** Collateral cash, amounting to $67,952, recorded as "restricted cash" in the balance sheet.

**(d)** Combined subsidiaries' debts guaranteed by the Company.

## 15 Income taxes

Income tax attributable to income from continuing operations were $1,513, $0, $0 and $1,513, for the year ended December 31, 2007, 2006 and 2005 and for the accumulated period as from the inception (January 16, 2001) to December 31, 2007 respectively, and differed from the amounts computed by applying the Brazilian Federal income tax rate of 34% (combined rate of federal income tax of 25% and social contribution of 9%) to pretax income from continuing operations as a result of the following:

| | December 31, 2007 | December 31, 2006 | December 31, 2005 | Inception date (January 16, 2001) to December 31, 2007 |
|---|---|---|---|---|
| **Loss before income and social contribution taxes and minority interest** | (81,657) | (29,003) | (5,890) | (116,601) |
| Expected federal income and social contribution tax benefit at statutory rates - 34% | 27,763 | 9,861 | 2,002 | 39,644 |
| Permanent differences: | | | | |
| Offering costs expensed (deductible) for tax purposes | - | 17,687 | - | 17,687 |
| Share-based compensation | (22,293) | (6,454) | - | (28,747) |
| Other | 80 | 41 | - | 121 |
| | 5,550 | 21,135 | 2,002 | 28,705 |

*(In thousands of U.S. dollars, unless otherwise stated)*

| | December 31, 2007 | December 31, 2006 | December 31, 2005 | Inception date (January 16, 2001) to December 31, 2007 |
|---|---|---|---|---|
| Valuation allowance allocated to deferred income tax expense | (7,063) | (21,135) | (2,002) | (30,218) |
| Income taxes for the year | (1,513) | - | - | (1,513) |

The tax effects of temporary differences that give rise to significant portions of the deferred income and social contribution taxes assets at December 31, 2007, 2006 and 2005 are presented below:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Deferred income and social contribution taxes assets (liabilities): | | |
| Tax loss carryforwards | 23,719 | 14,896 |
| Temporary differences - differences between the Brazilian tax basis and the reporting basis raised from: | | |
| Start-up costs deferred for statutory accounting purposes | 4,316 | 6,562 |
| Discount through a market interest rate on notes payable and the related mining rights acquired | (829) | |
| Unrealized gain on derivative instruments | - | (414) |
| Capitalization of interest | (1,381) | (1,568) |
| Provision for asset retirement obligation | - | 241 |
| Other | 4,393 | (217) |
| Total gross deferred income and social contribution taxes asset, net | 30,218 | 19,500 |
| Less valuation allowance | (30,218) | (19,500) |
| Net deferred income and social contribution taxes assets | - | - |

*(In thousands of U.S. dollars, unless otherwise stated)*

Tax loss carryforwards may be carried-forward indefinitely against the profits of future periods; however, the offset is limited to 30% of current year taxable income. Total tax loss carryforwards are $69,762, $43,812 and 2,626 for December 31, 2007, 2006 and 2005, respectively. No carry-back of losses is allowed.

The valuation allowance for deferred income and social contribution taxes assets as of December 31, 2007, 2006 and 2005 was $7,063, $21,135 and $2,002, respectively. The net change in the total valuation allowance for the period from inception (January16, 2001) to December 31, 2007, 2006 and 2005 was $30,218, $19,500 and $2,020, respectively.

In assessing the realizability of deferred income and social contribution taxes assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred income and social contribution taxes assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred income and social contribution taxes asset, the Company will need to generate future taxable income. Management considers that the subsidiaries will not generate future taxable income in the short-term, as from the start up of its operations, in order to fully or partially recover such tax asset. As a result, a 100% valuation allowance on the deferred income and social contribution taxes asset has been recorded.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 provides guidance on recognition, classification and disclosure concerning uncertain income tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. The Company adopted FIN 48 on January 1, 2007. The adoption did not have a material impact on MMX's combined financial statements.

*(In thousands of U.S. dollars, unless otherwise stated)*

As on January 1, 2007, and for the twelve-month ended December 31, 2007, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company and its subsidiaries file income tax returns in Brazil. The Brazilian tax returns are open to examination by the respective tax authorities for the years beginning in 2002. The Company records interest related to unrecognized tax benefits in financial expenses and penalties in other operating expenses. As of January 1, 2007, and for the twelve-month ended December 31, 2007, the Company has not accrued interest and penalties related to unrecognized tax benefits.

## 16 Provision for contingencies

As of December 31, 2007 and 2006, the Company and its direct and indirect subsidiaries are parties to lawsuits and administrative proceedings that are part of the normal course of MMX Group operations, basically involving civil issues. Based on the appraisal of its legal counsel as to the possibility of losses in such cases, subsidiary MMX Metálicos Corumbá has set up a provision for contingencies in the amount of $137 ($321 as of December 31, 2006).

## 17 Shareholder's equity (deficit)

### *Capital stock*

At December 31, 2007 and 2006, the capital stock was comprised of 304,609,840 common shares (at December 31, 2006 - 304,310,240), with no par value.

| Capital contributions (all quantities adjusted for all regular and reverse stock splits) | $ |
|---|---|
| On January 16, 2001 (cash - 12,593,560 common shares - $0.40 per thousand shares) | 5 |
| On January 16, 2001 (other than cash - 25,187,160 common shares - $0.64 per thousand shares) | 16 |
| On August 10, 2005 (cash - 12,593,560 common shares - $0.02 per share) | 4 |

*(In thousands of U.S. dollars, unless otherwise stated)*

| Capital contributions (all quantities adjusted for all regular and reverse stock splits) | $ |
|---|---|
| On August 25, 2005 (other than cash - 50,374,320 post conversion into common shares - $0.34 per thousand shares) | 17 |
| On December 19, 2005 (other than cash - 55,400 common shares - $198.55 per thousand shares) | 11 |
| On December 19, 2005 (cash - 44,077,480 common shares - $155.85 per thousand share) | 7,002 |
| On March 15, 2006 (19,129,634,520 common shares - $0.37 per thousand shares) | 7,073 |
| Net effect resulted from the holding restructuring occurred on April 18, 2006 (19,177,276,000 common shares) | 254 |
| On July 26, 2006 through an initial public offering, net of the related incurred costs of $52,022 (cash - 50,503,600 common shares - $8.24 per share) | 416,051 |
| On August 23, 2006 (cash - 4,411,520 common shares - $9,541.38 per thousand shares) | 42,092 |
| On August 21, 2007 (stock options exercised - 299,600 common shares - $26.01 per share) | 7,792 |
| | 480,317 |
| Spin-off effect | (131,499) |
| Total | 348,818 |

The changes in the capital stock are to reflect negotiations between MMX's controlling shareholder and Anglo American Participações, as mentioned in Note 1.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 18 Share-based options plans

***Equity plan***

In order to encourage increased performance by the Company's top executives, on June 30, 2006 and March 1, 2007, the controlling shareholder granted 770,122 call options (after all regular and reverse splits) to acquire shares of MMX owned by the controlling shareholder, on behalf of 6 Company officers and 20 of the main managers. This granting of options by the Company's controlling shareholder represents a mechanism of remuneration and retention, for the period of five years, of the Company's officers and executives, without implying any cost or dilution to the minority shareholders of the Company. On behalf of the officers, the controlling shareholder granted options for them to acquire globally over 5.5% of the shares owned by him. The options granted to these officers can be exercised in a period varying from immediately to 6 years after the initial public offering of the Company. The beneficiaries of the option will be subject to the sale restrictions described in the Final Prospectus of the primary public offering of shares of the Company, filed with the CVM on July 21, 2006 and March 1, 2007, which forbids the sale of shares for a 3-year period, beginning from the date of the public offering, except if they obtain express authorization of the Company's controlling shareholder.

The price per share in the public offering was R$203.75 (equivalent to $115). At each one of the first 5 anniversaries of the public offering, 20% of the options originally granted can be exercised.

As the above described stock-based awards have a graded-vesting and the vesting is based only on a service condition, the Company has elected to recognize compensation cost for the awards over the requisite service period for each separately vesting portion of the awards as if the awards were in-substance, multiple awards.

*(In thousands of U.S. dollars, unless otherwise stated)*

The stock-based awards had their fair value based on the following assumptions:

| | **Options granted on March 1, 2007** | **Options granted on July 21, 2006** |
|---|---|---|
| Expected annual volatility | From 31.37 to 32.85% | From 30.79 to 33.03% |
| Weighted average volatility | 31.91% | 31.74% |
| Expected dividends | 0% | 0% |
| Expected remaining option life (in years) | 3.72 years | 2.81 years |
| Weighted average risk free rate | 12.08% p.a. | 15.20% p.a. |

Expected term - The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on expected experience of similar awards, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its share-based awards.

Expected volatility - The Company uses the trading history and implied volatility of the stocks of similar mining companies (as the recent public offering at July 21, 2006) in determining an estimated volatility factor when using option-pricing formula to determine the fair value of options granted.

Expected dividend - The Company has not declared dividends. Therefore, the Company uses a zero value for the expected dividend value factor when using the option-pricing formula to determine the fair value of options granted.

Risk-free interest rate - The risk-free rate for periods within the contractual term of the share option is based on the Brazilian Treasury yield curve in effect at the time of grant.

Estimated forfeitures - When estimating forfeitures, the Company considers voluntary and involuntary termination behavior as well as analysis of actual option forfeitures.

*(In thousands of U.S. dollars, unless otherwise stated)*

As required by SFAS no. 123(R), the Company made an estimate of expected forfeitures and is recognizing compensation cost only for those equity awards expected to vest. As of December 31, 2007, the total compensation cost related to unvested stock-based awards granted to employees under the Company's stock option plans but not yet recognized was $30,632, net of estimated forfeitures. This cost will be amortized on straight-line basis over a weighted average term of 3.67 years and will be adjusted for subsequent changes in estimated forfeitures.

A summary of share option activity under the Plan as of December 31, 2007, the year of its granting, and the changes for the accumulated period as from the inception to December 31, 2007 then ended is presented as follows:

| | Options | Weighted-average exercise price ($) | Weighted-average remaining contractual term | Aggregate intrinsic value ($) |
|---|---|---|---|---|
| Granted on July 21, 2006 | 737,920 | 0.19 | 3.06 | 196,832 |
| Exercises | - | - | - | - |
| Outstanding at December 31, 2006 | 737,920 | 0.19 | 3.06 | 196,832 |
| Granting on March 1, 2007 | 32,202 | - | 3.98 | 8,589 |
| Exercises | (249,606) | 0.19 | - | - |
| Outstanding at December 31, 2007 | 520,516 | 0.11 | 2.59 | 276,175 |
| Exercisable at December31, 2007 | 53,547 | 0.11 | 2.66 | 28,410 |
| Exercisable at December 31, 2006 | 194,480 | 0.19 | 0.86 | 51,875 |

The aggregate intrinsic value in the table above represents the total pretax intrinsic value, the difference between the Company's closing stock price at equivalent to $530.68 on the last trading day of December 31, 2007 and the exercise price of $0.10, times the number of option that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount is based on the fair market value of the Company's common stock. Total intrinsic value of options exercised was $31,125 up to December 31, 2007.

*(In thousands of U.S. dollars, unless otherwise stated)*

***Liability plan***

In addition to this remuneration mechanism, the Company, in an Extraordinary General Meeting held on April 28, 2006, approved a company issued share call option program. According to the share call option program, the Board of Directors can grant share call options on behalf of officers, executives and associates of the Company that represent no more than 1% of the shares outstanding. However, at the same General Meeting of Shareholders, it was determined that the Board would not grant any share call options in the fiscal year of 2006, other than the share call options granted on behalf of seven of the full members of the Board of Directors and to one advisor of the Board of Directors. All participants already have the mutual understanding of such share option granting. The Company granted 85,600 call options of shares (originally 21,400 before all splits occurred in 2007) that have a financial fair value at the granting date of July 21, 2006 amounting to US$7,531, which may be exercised in the proportion of 20% at each of the first 5 anniversaries of the Company's initial public offering in 2006, at a current average strike price equivalent to $38.80 per share, adjusted by IPCA - inflation index up to the exercising date.

As the above described stock-based awards have a graded-vesting and the vesting is based only on a service condition, the Company has elected to recognize compensation cost for the awards over the requisite service period for each separately vesting portion of the awards as if the awards, is in-substance, multiple awards.

Considering the provisions of SFAS no. 123R, the option price contains an inflation index (IPCA) which is considered to be an "other condition". As a result, the Company accounts for this option plan as a liability plan.

The fair value of stock-based awards was estimated based on the following assumptions for period ended year ended December 31, 2007:

| | |
|---|---|
| Expected annual volatility | From 33.55% to 36.30% |
| Weighted average volatility | 33.57% |
| Expected dividends | 0% |
| Expected remaining option life (in years) | 2.60 years |
| Weighted average risk free rate | 6.88% a.a. |
| Expected inflation | 5.38% |

Expected term - The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on expected experience of similar awards, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its share-based awards.

Expected volatility - The Company uses the trading history and implied volatility of the stocks of similar mining companies (as the recent public offering at July 21, 2006) in determining an estimated volatility factor when using option-pricing formula to determine the fair value of options granted.

Expected dividend - The Company has not declared dividends. Therefore, the Company uses a zero value for the expected dividend value factor when using the option-pricing formula to determine the fair value of options granted.

Risk-free interest rate - The risk-free rate for periods within the contractual term of the share option is based on the Brazilian Treasury yield curve in effect at the time of grant.

Estimated forfeitures - When estimating forfeitures, the Company considers voluntary and involuntary termination behavior as well as analysis of actual option forfeitures.

Inflation - Expected inflation determined based on the information available with Brazilian Central Bank (BACEN).

*(In thousands of U.S. dollars, unless otherwise stated)*

The changes in this liability plan were as follows:

| | Number of options | Fair value ($) |
|---|---|---|
| Granted options at July 21, 2006 | 85,600 | 7,531 |
| Changes up to December 31, 2006: | | |
| Changes in the fair value of the plan | - | 1,115 |
| Recognition as expense | - | (771) |
| Balance of unrecognized compensation cost - December 31, 2006 to be recognized in 3.6 years in average | 85,600 | 7,875 |
| Changes during 2007 up to December 31, 2007: | | |
| Changes in the fair value of the plan | - | 34,122 |
| Recognition as expense in 2.6 years in average | - | (23,589) |
| | - | 10,533 |
| Balance of unrecognized compensation cost - December 31, 2007 to be recognized in 2.6 years in average | 85,600 | 18,408 |
| Exercise in the year | (14,980) | (7,792) |
| Exercisable at December 31, 2007 | 70,620 | 10,616 |

The fair value of the recognized compensation cost, in the amount of $24,360 less the exercises already occurred amounting to S7,792, has been classified within stock options in long-term liabilities, and the compensation expense as general and administration expense.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 19 Net loss per share

There were no adjustments to net loss in calculating diluted net loss per share. In addition, as the Company had a net loss from continuing operations for the years ended December 31, 2007 and 2006 and accumulated as from inception January 16, 2001, the dilutive effect of the 411,982 stock options for each period were not considered in the diluted per share calculation.

## 20 Financial income

| | December 31, 2007 | December 31, 2006 | December 31, 2005 | Inception date (January 16, 2001) to December 31, 2007 |
|---|---|---|---|---|
| Interest income | 64,653 | 28,737 | 1,531 | 94,921 |
| Gain on derivative instruments | 9,097 | 1,336 | 336 | 10,769 |
| Foreign exchange gain | 36,433 | 4,080 | - | 40,513 |
| | 110,183 | 34,153 | 1,867 | 146,203 |

## 21 Financial expenses

| | December 31, 2007 | December 31, 2006 | December 31, 2005 | Inception date (January 16, 2001) to December 31, 2007 |
|---|---|---|---|---|
| Interest expense | (44,626) | (44,123) | (923) | (89,672) |
| Capitalized interest | 4,062 | - | - | 4,062 |
| | (40,564) | (44,123) | (923) | (85,610) |

*(In thousands of U.S. dollars, unless otherwise stated)*

## 22 Commitments

At December 31, 2007, the Company and its subsidiaries had commitments with suppliers of goods and services as follows:

| Object of service contract | Date of signing | Due date | Balance of the contract December 31, 2007 |
|---|---|---|---|
| Basic engineering, detailed engineering, supply management and implementation management | 4/12/2005 | 1/26/2009 | 21,828 |
| Contracts related to the operation of the of the processing plant of Mine 63 | 12/8/2005 | 2/28/2017 | 322,929 |
| Contracts related to supply of the raw material for Corumba System | 1/8/2007 | 5/29/2009 | 20,648 |
| Others | | | 22,527 |
| Total | | | 387,931 |

## 23 Summary of principal differences between Canadian GAAP and US GAAP

These combined financial statements have been prepared in accordance with US GAAP. Material variations in the accounting principles, practices and methods used in preparing these combined financial statements from principles, practices and methods accepted by Canadian GAAP are described below.

***a. Description of GAAP differences***

*(i) Mineral properties*

Under US GAAP, acquisition costs and exploration costs must be expensed as incurred unless the resource properties have proven and probable reserves at which time costs incurred to bring the mine into production are capitalized as development costs.

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. The accounting practice adopted by the Company under Canadian GAAP is to expense exploration costs as incurred.

*(ii) Pre-operating costs*

US GAAP requires pre-operating costs to be expensed as incurred.

Canadian GAAP allows pre-operating costs to be capitalized until commercial production is established. The accounting practice adopted by the Company under Canadian GAAP is to expense pre-operating costs as incurred.

*(iii) Stock options*

US GAAP requires stock option compensation awards that contain other condition, such as inflation, to be recognized as liability awards and remeasured at each reporting period.

Canadian GAAP requires such award to be classified as equity and its compensation cost determined only at the grant date.

*(In thousands of U.S. dollars, unless otherwise stated)*

***b. Reconciliation of the differences between US GAAP and Canadian GAAP***

| **i. Loss for the year** | **December 31, 2007** | **December 31, 2006** | **December 31, 2005** |
|---|---|---|---|
| Loss for the year under US GAAP | (83,170) | (29,003) | (5,890) |
| Stock option compensation (iii) | 4,067 | (385) | - |
| Loss for the year under Canadian GAAP | (79,103) | (29,388) | (5,890) |

| **ii. Shareholders' equity** | **December 31, 2007** | **December 31, 2006** |
|---|---|---|
| Shareholders' equity under US GAAP | 393,314 | 461,629 |
| Stock option compensation (iii) | (16,568) | (771) |
| Shareholders' equity under Canadian GAAP | 376,746 | 460,858 |

***c. Canadian GAAP supplementary information:***

*(i) Recently issued accounting standards*

- Financial instruments -Disclosure and Presentation

  In December 2006, the Canadian Institute of Chartered Accountants ("CICA") published the following two sections of the CICA Handbook: Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments-Presentation. These standards introduce disclosure and presentation requirements that will enabled financial statements' users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity's financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed. This standard will be implemented by the Company on January 1, 2008.

*(In thousands of U.S. dollars, unless otherwise stated)*

- Capital Disclosures

  In December 2006, the CICA published section 1535 of the Handbook, Capital disclosures, which requires disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) if it has not complied, the consequences of such non-compliance. This information will enable financial statements' users to evaluate the entity's objectives, policies and processes for managing capital. This standard will be implemented by the Company on January 1, 2008.

- Inventories

  In January 2007, the CICA published section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories. Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories. The company is currently assessing the impact of these new recommendations on its financial statements. These standards must be adopted by the Company for the fiscal year beginning on January 1, 2008.

***d. Financial Instruments and Hedging Activities***

Effective January 1, 2005, the Company adopted the CICA section 3855, "Financial Instruments - Recognition and Measurement", section 3865, "Hedges", section 1530, "Comprehensive Income" and section 3861, "Financial Instruments - Disclosure and Presentation". As applied to the Company, there are no differences between US GAAP and Canadian GAAP in these areas.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 24 Subsequent events

*a. **Acquisition of Minerminas - Mineradora Minas Gerais Ltda.***

On March 3, 2008, AVX, a direct Company subsidiary, concluded the operation for acquisition of Minerminas - Mineradora Minas Gerais Ltda. ("Minerminas").

In exchange for purchase of the entirety of the shares in Minerminas, AVX will pay a total of 115,625 thousand in 7 consecutive semi-annual installments. The first installment, in the amount of 16,518 thousand, has already been settled and the remaining six installments, in the same amount, will be settled in the forthcoming months of July and January, ending in January 2011.

Through its subsidiary AVX the Company is integrating the operations of AVG with those of Minerminas, in order to achieve synergies and efficiency gains.

*b. **MMX Metálicos Corumbá receives operating license for blast furnace 2 and begins commercial operation***

MMX Metálicos Corumbá, a subsidiary in which MMX retains 99.9% of the shares of the capital stock, was granted Operating License No. 476/2007 to begin the industrial activities of Blast Furnace No. 2 at the Pig Iron Production Mill located in the city of Corumbá, State of Mato Grosso do Sul (MS). Such license was granted by that state's Environmental Institute - IMASUL, which is linked to the State Secretary for the Environment, Cities, Planning, Science & Technology - SEMAC.

Accordingly, on January 3, 2008, MMX Metálicos Corumbá began commercial operations at the blast furnace covered by such authorization.

*c. **Stock split***

On April 7, 2008, in the Special Shareholders' Meeting, the Company approved the stock split of common shares in the proportion of 20 (twenty) shares for each existing share. The shares issued as a result of the split will vest the same rights and privileges as the existing shares.

***d. Adaptation to the Law 11,638/2007***

Law 11,638/07 was enacted on December 28, 2007, and amends and repeals provisions of Laws 6,404 and 6,385, which governed financial statements preparation for Brazilian companies, in order to adjust Brazilian Accounting Practices to the International Financial Reporting Standards ("IFRS"), affecting the Company's net income and shareholders' equity, which are basis for dividend and interest on equity payment.

The Company is currently evaluating the potential impacts of this law.

**EXHIBIT "E"**

**Audited Consolidated Financial Statements of LLX for the financial period ended December 31, 2007**

See attached.

**LLX Logística S.A. and subsidiaries**
**(development stage companies)**

# Consolidated financial statements
# December 31, 2007

# LLX Logística S.A. and subsidiaries

**(development stage companies)**

## Consolidated financial statements

**December 31, 2007**

## Contents

# Independent auditors' report

To
The Board of Directors and Shareholders
LLX Logística S.A.
Rio de Janeiro - RJ

We have audited the accompanying consolidated balance sheet of LLX Logística S.A. and subsidiaries as of December 31, 2007, and the consolidated statements of operations, shareholders' equity and comprehensive income, and cash flow for the period from inception date (March 1, 2007) to December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of LLX Logística S.A. and subsidiaries as of December 31, 2007, and the consolidated results of their operations and their cash flow for the period from inception date (March 1, 2007) to December 31, 2007 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company and subsidiaries will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's subsidiaries LLX Açu Operação Portuária S.A and LLX Minas-Rio Logística Comercial Exportadora S.A. are still in a development stage and thus are dependent upon the financial support of the shareholders or capital infusions from third parties up to the moment their operations are profitable. This scenario raises substantial doubt about the Company's and subsidiaries ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

U.S generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in Canada. The Company has presented the nature of such differences in Note 18 to the consolidated financial statements.

April 22, 2008

KPMG Auditores Independentes

# LLX Logística S.A. and subsidiaries

**(development stage companies)**

## Consolidated balance sheet

**December 31, 2007**

*(In thousands of U.S. dollars, except share data)*

| | Note | |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | | 257 |
| Trade accounts receivable | 3 | 904 |
| Inventories | 4 | 328 |
| Related parties | 12 | 301 |
| Other | | 28 |
| | | 1,818 |
| **Noncurrent assets** | | |
| Investment at equity basis | 7 | 102,951 |
| Property, plant and equipment, net | 8 | 25,374 |
| Goodwill | 9 | 39,812 |
| Other | | 20 |
| | | 168,157 |
| **Total assets** | | 169,975 |
| **Liabilities and shareholders' equity** | | |
| **Current liabilities** | | |
| Suppliers | | 1,239 |
| Notes payable | 10 | 18,013 |
| Accounts payable - purchase of land | 11 | 7,542 |
| Taxes, payroll and related charges | | 1,608 |
| Related parties | 12 | 24,243 |
| Derivative financial instruments | 5 | 930 |
| | | 53,575 |
| **Long term liabilities** | | |
| Notes payable | 10 | 18,013 |
| Other | | 512 |
| | | 18,525 |
| **Shareholders' equity** | | |
| Shares authorized and issued - holding company: | | |
| Common stock: 2007 - 304,609,840 | 14 | 2,530 |
| Additional paid-in-capital | | 94,194 |
| Deficit accumulated during the development stage | | (4,686) |
| Accumulated other comprehensive income | | 5,837 |
| | | 97,875 |
| **Total liabilities and shareholders' equity** | | 169,975 |
| **Going concern** | 1 *iii* | |
| **Commitments** | 17 | |
| **Subsequent events** | 19 | |

See accompanying notes to consolidated financial statements.

# LLX Logística S.A. and subsidiaries
**(development stage companies)**

# Consolidated statements of operations

## Period from the inception (March 1, 2007) to December 31, 2007

*(In thousands of U.S. dollars, except per share and share data)*

| | Note | |
|---|---|---|
| **Net revenue** | | 1,295 |
| Cost of goods sold | | (2,730) |
| **Gross loss** | | (1,435) |
| General, sales and administrative expenses | | (7,508) |
| **Operating loss** | | (8,943) |
| Other income (expenses): | | |
| Financial income | | 267 |
| Financial expenses | | (970) |
| Equity pick up | 7 | 6,088 |
| Derivative financial instruments | | (923) |
| Other expenses | | (73) |
| Total other income | | 4,389 |
| **Loss before income and social contribution taxes** | | (4,554) |
| **Income and social contribution taxes** | 13 | (132) |
| **Loss for the period** | | (4,686) |
| **Loss per thousand shares of common stock - basic and diluted** | 16 | (1.94) |
| **Weighted average - commom shares oustanding - basic and diluted** | | 241,813,320 |

See accompanying notes to consolidated financial statements.

LLX Logística S.A. and subsidiaries
**(development stage companies)**

## Consolidated statements of shareholders' equity and comprehensive income

**Period from the inception (March 1, 2007) to December 31, 2007**

*(In thousands, except share data)*

| | Capital | | Additional paid - in - capital | Deficit acumulated during the development stage | Accumulated other comprehensive income | Total shareholders' equity |
|---|---|---|---|---|---|---|
| | Commom number | Common amount | | | | |
| Capital contribution at the inception on March 1, 2007 (cash) | 594,941 | 5 | - | - | - | 5 |
| Capital contribution on May 3, 2007 (other than cash - see Note 14) | 304,014,899 | 2,525 | - | - | - | 2,525 |
| Gain on change in the subsidiary ownership (see Note 14b) | - | - | 91,843 | - | - | 91,843 |
| Share-based compensation | - | - | 2,351 | | | 2,351 |
| Loss for the period | - | - | - | (4,686) | - | (4,686) |
| Currency translation adjustment | - | - | - | - | 5,837 | 5,837 |
| Comprehensive income | - | - | - | - | - | 1,151 |
| **Balances at December 31, 2007** | 304,609,840 | 2,530 | 94,194 | (4,686) | 5,837 | 97,875 |

See accompanying notes to consolidated financial statements.

# LLX Logística S.A. and subsidiaries

**(development stage companies)**

## Consolidated statements of cash flows

**Period from the inception (March 1, 2007) to December 31, 2007**

*(In thousands of U.S. dollars)*

| | |
|---|---|
| **Cash flows provided by operating activities** | |
| Loss for the period | (4,686) |
| Adjustments to reconcile loss to net cash provided by operating activities: | |
| Share-based compensation | 2,351 |
| Equity pick up | (6,088) |
| Derivatives financial instruments | 923 |
| Increase in assets: | |
| Trade accounts receivable | (898) |
| Inventories | (326) |
| Other | (29) |
| Increase in liabilities: | |
| Suppliers | 1,230 |
| Notes payable | 35,769 |
| Accounts payable - purchase of land | 7,488 |
| Taxes, payroll and related charges | 1,597 |
| Other | 1,362 |
| Net cash provided by operating activities | 38,693 |
| **Cash flows from investing activities** | |
| Additions to property, plant and equipment | (25,193) |
| Additions to goodwill | (39,527) |
| Net cash used in investing activities | (64,720) |
| **Cash flows from financing activities** | |
| Capital increase | 2,530 |
| Related parties | 23,752 |
| Net cash provided by financing activities | 26,282 |
| **Increase in cash and cash equivalents** | 255 |
| **Effect of exchange rate changes on cash and cash equivalents** | 2 |
| | 257 |
| **Cash and cash equivalents, beginning of the period** | - |
| **Cash and cash equivalents, end of the period** | 257 |
| **Supplementary disclosure of cash flow information** | |
| **Cash paid during the year for** | |
| Interest, net of amount capitalized | - |
| Income taxes | - |
| Withholding income tax on financial investments | - |
| **Non-cash investing and financing transactions during the year** | |
| Recognition of asset retirement obligation - SFAS 143 | - |
| Capital Contribution | 2,525 |

See accompanying notes to consolidated financial statements.

# LLX Logística S.A. and subsidiaries

**(development stage companies)**

# Consolidated financial statements

**Year ended December 31, 2007**

*(In thousands of U.S. dollars, unless otherwise stated)*

## 1 The Company and its operations

### *i. Carve-out and reorganization*

On March 31, 2008, the controlling shareholder of MMX Mineração e Metálicos ("MMX"), certain members of the management of MMX and Anglo American Participações em Mineração Ltda. ("Anglo American Participações"), a wholly owned subsidiary of Anglo American plc ("Anglo American"), entered into a Share Purchase and Sale Agreement ("Agreement") on this date, whereby Anglo American Participações agreed to purchase, and the controlling shareholder and certain members of management of MMX agreed to sell, common shares representing approximately 63.47% of the share capital of IronX Mineração S.A. ("IronX"). IronX is a corporation currently in the process of obtaining its publicly-held company registration before the Brazilian Securities Commission (the Comissão de Valores Mobiliários or the "CVM"), and, after the conclusion of a corporate reorganization of MMX ("Reorganization"), IronX will be the owner of 51% of the share capital of MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio") and 70% of MMX Amapá Mineração Ltda. ("MMX Amapá"). The Reorganization will also involve the transfer to IronX of 100% of the stock capital of MMX Metálicos Amapá Ltda. ("MMX Metálicos Amapá") and Bay Service Serviços Portuários Ltda. ("Bay Service").

*Reorganization of MMX*

A Reorganization of MMX ("MMX") will be carried out as a condition of the acquisition by Anglo American PArticipações of IronX , following the spin-off of MMX Minas-Rio, MMX Amapá, MMX Metálicos Amapá and Bay Service from MMX to IronX ("Acquisition"). Such Reorganization will be submitted to the approval of its shareholders and duly disclosed to the market in additional detail, in accordance with CVM Instruction 319/99. As a result of the Reorganization, the shares of IronX and LLX Logística S.A. ("LLX" or the "Company") will be distributed directly by each such entity to the shareholders of MMX, in the same proportion as their equity interests in the share capital of MMX.

After the Reorganization has been approved, LLX will be listed on the "New Market" segment of São Paulo Stock Exchange ("BOVESPA") and the MMX stockholders will have the right to hold shares of LLX, receiving a new share issued by LLX for each MMX issued share held.

*(In thousands of U.S. dollars, unless otherwise stated)*

### *ii. Description of business*

LLX was organized and established on March 1, 2007 by the shareholders MMX.

The Company was set up to develop and operate logistic activities for the MMX Group and provide Brazil with logistic infrastructure and competencies, mainly in the port sector. Such operations involve hauling iron ore as part of MMX's systems, as well as transporting all types of third party freight, solid (agricultural and industrial) and liquid bulk cargoes and containers.

On April 11, 2007, MMX and Centennial Asset Participações Minas-Rio S.A ("Centennial Asset Minas-Rio") performed the spin-off of certain assets and liabilities of MMX Minas-Rio to two newly-incorporated companies, LLX Minas-Rio Logística Comercial Exportadora S.A. ("LLX Minas-Rio") and LLX Açu Operações Portuárias S.A. ("LLX Açu"). After this transaction, the Company held directly 70% of the capital stock of the two new companies and Centennial Asset Minas-Rio, the remaining 30%.

As a result of the reorganization, LLX Minas-Rio held assets related to the ore pipeline of MMX Minas-Rio integrated system and 300 hectares of Port of Açu, designated for the construction of an iron ore port terminal. LLX Açu hold the remaining part of Port of Açu.

The spin-off consisted of a transfer of assets within entities under common control, accounted for at the carrying amount of the companies' net asset as of March 31, 2007.

On April 11, 2007, at the end of the restructuring process, the Company transferred to its subsidiary LLX, which became the holding Company for the Company's logistics activities, its equity interest in LLX Açu's capital stock, representing 4,657,874 non-par, book-entry, common shares, assessed at $2,291, as well as its interest in LLX Minas-Rio's capital stock, representing 452,127 non-par, book-entry, common shares, valued at $222, totaling to $2,513.

*(In thousands of U.S. dollars, unless otherwise stated)*

Still in the context of the restructuring process, the shareholders performed a partial spin-off of Centennial Asset Minas-Rio transferring the divided portion of its capital stock into a new company to be named Centennial Asset Participações Logística S.A. ("Centennial Asset Logística"). The assets and liabilities transferred as a result of this spin-off was limited, only, to the investments of Centennial Asset Minas-Rio in LLX Açu, which were then transferred to Centennial Asset Logística.

On May 14, 2007, the Port of Açu received an Installation Permit from the Rio de Janeiro State Environmental Agency ("FEEMA"), and on June 20, 2007 it was authorized by National Water Transportation Agency ("ANTAQ" - Agência Nacional de Transportes Aquaviários) to build and operate the Port.

On July 13, 2007, Centennial Asset Mining Fund LLC ("Centennial Asset") and MMX have entered into an agreement with a wholly-owned subsidiary of the mining company Anglo American, whereby Anglo American Participações has purchased 100% of the shares of Centennial Asset Minas-Rio for R$1,317,337 thousand (equivalent to $704,082) and on July 18, 2007 has subscribed additional shares of LLX Minas-Rio in the amount of R$335,339 thousand (equivalent to $180,202) in a transaction that resulted in Anglo American Participações owning a consolidated 49% ownership interest in LLX Minas-Rio.

Upon certain conditions, Anglo American Participações has an option to increase its participation in LLX Minas-Rio to 50%.

On September 27, 2007, MMX, LLX and the Canadian pension fund Ontario Teachers' Pension Plan Board ("OTPP"), signed a definitive three-way agreement for subscription and acquisition by OTPP of 15% of the preferred shares issued by LLX for $185,000. Financial settlement of this transaction occurred on January 17, 2008, as mentioned in Note 19a.

The funds obtained from OTPP will be used for: (i) developing port activities not related to iron ore at the Port of Açu, which is located in the State of Rio de Janeiro, (ii) developing an industrial complex located in the area of the Port of Açu, and (iii) covering the costs for acquisition of the Port of Brazil (Porto Brasil) in the State of São Paulo and the Southeast Port (Porto Sudeste) in the State of Rio de Janeiro. The Port of Brazil, the Southeast Port and the activities not related to iron ore, as well as the industrial complex at the Port of Açu, are business opportunities currently being developed by LLX Açu.

*(In thousands of U.S. dollars, unless otherwise stated)*

The Port of Açu is divided into two areas: one dedicated to iron ore managed by LLX Minas-Rio and the other devoted to handling third-party freight managed by LLX Açu.

LLX Açu will have an area of 7,500 hectares and will build the additional berths required to handle the other freight, as well as an area for handling cargo. LLX Açu has signed an agreement for use of the common infra-structure (jetty, access channel and access bridge) with LLX Minas-Rio.

On November 7, 2007, LLX Açu, exercised its option to purchase the shares of the companies Sepetiba Empreendimentos e Participações Ltda. ("Sepetiba Empreendimentos") and Pedreira Sepetiba Ltda. ("Pedreira Sepetiba"). On November 7, 2007 the corporate name of Sepetiba Empreendimentos was changed to LLX Sudeste Operações Portuárias Ltda. ("LLX Sudeste").

The funds for LLX Açu, LLX Minas-Rio and other projects may be obtained from third party financing, as well as funding through a public offer to be made by LLX.

As a result of the reorganization, the Company's corporate structure will be as follows:


[redacted]
70.00%
51.00%
[redacted]
[redacted]
99.99%
99.99%
[redacted]
[redacted]

*iii. Going concern*

The Company's subsidiaries LLX Açu and LLX Minas-Rio, are still in a development stage and thus have not commenced their principal operations, being dependent upon the financial support of the shareholders or capital infusions from third parties up to the moment, their operations are profitable. In the absence of such support there could be substantial uncertainties about Company's and subsidiaries' ability to conduct its principal operations as a whole. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company and its subsidiaries to continue as going concerns.

## 2 Summary of significant accounting policies

***a. Basis of financial statement presentation***

LLX has historically not prepared consolidated financial statements. The historical operating results and cash flow of LLX may not be an indicative of what they would have been had LLX been a stand-alone entity, nor are necessarily indicative of what the LLX operating results and cash flow may be in the future.

Significant changes could have occurred in the funding and operation of LLX if it operated as an independent, stand-alone entity, including the need for debt and the incurrence of interest expense, which could have a significant impact on its financial position and results of operations.

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"), which differ in certain respects from Brazilian accounting principles applied by the Company and its subsidiaries in their statutory financial statements.

US GAAP varies in certain significant respects from accounting principles generally accepted in Canada ("Canadian GAAP"). The Company has presented the nature of such differences in Note 18 to the consolidated financial statements.

*(In thousands of U.S. dollars, unless otherwise stated)*

The Company maintains its statutory accounting records in local currency, the real. The U.S. dollar amounts presented in the consolidated financial statements have been remeasured translated from the local currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") no. 52 - Foreign Currency Translation.

The Company and its subsidiaries (collectively "the Companies") determined the local currency (real) as their functional currency and have translated all assets and liabilities into U.S. dollars at the current exchange rate at December 31, 2007 (R$1.7713), and all amounts in the statements of operations and cash flow at the average rates prevailing during each of the months for the period from inception (March 1, 2007) to December 31, 2007. The related translation adjustments are included in accumulated other comprehensive income, a component of shareholders' equity. All significant intercompany balances and transactions have been eliminated in consolidation.

***b. Basis of consolidation***

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries in which the Company directly or indirectly has either (a) majority of the equity of the subsidiary or otherwise has management control, or (b) the Company has determined itself to be the primary beneficiary of a variable interest entity in accordance with FIN 46 (R).

The details of the consolidated subsidiaries are as follows:

| | **Ownership percentage** |
|---|---|
| | **December 31, 2007** |
| Direct subsidiaries: | |
| LLX Açu | 70.00 % |
| LLX Minas-Rio | (*) |
| Indirect subsidiaries: | |
| LLX Sudeste | 99.99 % |
| Pedreira Sepetiba | 99.99 % |

*(In thousands of U.S. dollars, unless otherwise stated)*

(*) The details of the non-consolidated subsidiaries are as follows:

| | Ownership percentage |
|---|---|
| | December 31, 2007 |
| LLX Minas-Rio (a) | 51% |

(a) Includes the indirect investee MMX Serro - 99.99%.

In July 2007, a new minority shareholder has contributed to capital, when it signed a partners' agreement for the Company, by which the minority shareholder has substantive approval and veto rights. As a result and in accordance with rules set forth by EITF 96-16, LLX has been accounting for those investments under by the equity method as from July 2007, although currently owning 51% of the common stock of this entity.

The accounting policies have been consistently applied in all the consolidated and non-consolidated companies.

In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by FASB Interpretation no. 46(R) - Consolidation of Variable Interest Entities ("FIN no. 46(R)") and to assess whether it is the primary beneficiary with respect to such entities. Currently the Company does not have any Variable Interest Entity.

### c. *Cash and cash equivalents*

Cash and cash equivalents include all highly liquid temporary cash investments with maturity dates of three months or less. Unrealized gains or losses are included in financial income (expenses).

### *d. Trade accounts receivable and provision for doubtful accounts*

Trade accounts receivable are reflected at the estimated net realizable value and do not bear interest. When necessary, a provision for doubtful accounts will be recorded at an amount considered sufficient by management to cover estimated losses arising on collection of accounts receivable. No provision has been recognized as of December 31, 2007.

### *e. Inventories*

Inventories are stated at the weighted average cost of acquisition or production, which does not exceed net realizable values.

### *f. Derivative instruments and hedging activities*

The Company accounts for derivatives and hedging activities in accordance with FASB Statement no. 133 - Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded as of the balance sheet at their respective fair values.

All derivative financial instruments are marked to market at each balance sheet date with the impact of change in their fair value recorded as financial income (expenses).

### *g. Results during development stage*

Revenues during development stage were obtained from revenues of Pedreira Sepetiba.

Such revenues are recognized when products are shipped when the customer takes ownership and assumes the risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

### *h. Income taxes*

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

### *i. Use of estimates*

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and with respect to the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of inventories, property, plant and equipment, goodwill, deferred income tax assets, valuation of derivative instruments and fair value of financial instruments. Actual results could differ from such estimates. The Company reviews the estimates and assumptions periodically.

### *j. Property, plant and equipment*

Property, plant and equipment are recorded at cost, less accumulated depreciation. Depreciation on property, plant and equipment is or will be calculated on the straight-line method over the estimated useful lives of the assets, as detailed in Note 8.

*(In thousands of U.S. dollars, unless otherwise stated)*

### *k. Goodwill*

The Company accounts for business combinations and goodwill according to SFAS no.141, "Business Combinations", and FAS no.142, "Goodwill Other Intangible Assets." SFAS no.141 requires that the purchase method of accounting be used for all business combinations and that certain acquired intangible assets be recognized as assets apart from goodwill. SFAS no.142 provides that goodwill should not be amortized but instead should be tested for impairment annually at the reporting unit level. The Company's annual impairment test was performed in the fourth quarter of fiscal 2007. The results of this test indicated that there has been no goodwill impairment for December 31, 2007.

### *l. Recoverability of long lived assets*

In accordance with FASB Statement no. 144 - Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant and equipment and intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flow expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flow, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

### *m. Stock based compensation*

Stock based employee compensation plans are accounted for in accordance with FASB Statement no. 123 (revised 2004) - Share-Based Payment ("SFAS no. 123(R)"), for transactions in which the Company exchanges its equity instruments for goods or services, with a primary focus on transactions in which the Company obtains employee services in share-based payment transactions. Equity instruments transferred by a related party or a holder of an economic interest in the Company to its employees and management are also subject to the provisions of Statement no. 123(R), unless the transfer was for a purpose other than compensation.

SFAS no. 123(R) is a revision to Statement no. 123 and supersedes APB Opinion no. 25 - Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement requires measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options issued. Incremental compensation costs arising from subsequent modifications of awards after the grant date will be recognized.

### *n. Net loss per share*

Basic net loss per share amounts have been computed by dividing net loss by the weighted average number of common stock outstanding. There were no adjustments to net loss in calculating diluted net loss per share.

### *o. Segment information*

The Company has adopted SFAS no. 131 - Disclosures about Segments of an Enterprise and Related Information, which introduces a "management approach" concept for reporting segment information, whereby financial information is required to be reported on the basis that the chief operating decision-maker uses such information internally for deciding how to allocate resources to segments and in assessing performance. Management has concluded that the Company has one reportable segment - logistic business.

### *p. Other comprehensive income*

Other comprehensive income includes all changes in shareholders' equity during a period from non-shareholder sources.

*q.* ***Commitments and contingencies***

Liabilities for loss contingencies, including environmental remediation costs not within the scope of FASB Statement no. 143 - Accounting for Asset Retirement Obligations, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Recoveries of environmental remediation costs from third parties, which are probable of realization, are separately recorded as assets, and are not offset against the related environmental liability, in accordance with FASB Interpretation no. 39 - Offsetting of Amounts Related to Certain Contracts.

The Company accrues for losses associated with environmental remediation obligations not within the scope of Statement no. 143 when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environment remediation obligations are discounted to their present value.

*r.* ***Investments in non - consolidated company***

The Company uses the equity method of accounting for all long-term investments for which it owns between 20% to 50% of the investee's outstanding voting stock or has the ability to exercise significant influence over operating and financial polices of the investee, without controlling it. The equity method requires periodic adjustment to the investment account to recognize the Company's proportion share in the investee's results, reduced by dividends paid.

*(In thousands of U.S. dollars, unless otherwise stated)*

*s. Recently issued accounting pronouncements*

- **FASB Statement No. 157, Fair Value Measurements ("SFAS 157")**

  In September 2006, the FASB issued SFAS 157, which became effective for the Company on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The Company is still evaluating the possible effects to its consolidated financial statements, other and additional disclosures.

- **FASB Staff Position FAS No. 157-2, Effective Date of SFAS 157 ("FSP 157- 2")**

  In February 2008, the FASB issued FSP 157-2, which delays the Company's January 1, 2008, effective date of FAS 157 for all non financial assets and non financial liabilities, except those recognized or disclosed at fair value in the combined consolidated financial statements on a recurring basis (at least annually), until January 1, 2009. The Company is still evaluating the possible effects to its consolidated financial statements, other and additional disclosures.

- **FASB Statement 159 "The Fair Value Option for Financial Assets and Financial Liabilities." ("SFAS 159")**

  In February 2007, the FASB issued SFAS 159, that permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is still evaluating the possible effects to its consolidated financial statements, other and additional disclosures.

*(In thousands of U.S. dollars, unless otherwise stated)*

- **FASB Statement No. 141 (revised 2007), Business Combinations ("SFAS 141-R")**

  In December 2007, the FASB issued SFAS 141-R, which will become effective for business combination transactions having an acquisition date on or after January 1, 2009. This standard requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective fair values. SFAS 141-R changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in-process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition to be generally recognized in income tax expense; acquired contingent liabilities to be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined 'under existing guidance for non-acquired contingencies. SFAS 141-R also includes a substantial number of new disclosures requirements. The impact on the application of SFAS 141-R in the consolidation financial statements will depend on the business combinations arising during 2009 and thereafter.

- **FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial statements, an amendment of ARB No. 51 ("SFAS 160")**

  In December 2007, the FASB issued SFAS 160, that establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the combined consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. Certain changes in a parent's ownership interest are to be accounted for as equity transactions and when a subsidiary is deconsolidated, any noncontrolling equity investment in the former subsidiary is to be initially measured at fair value. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company's presentation of statement of operations and balance sheet will be evaluated by Company's management.

*(In thousands of U.S. dollars, unless otherwise stated)*

- **FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 ("SFAS 161")**

  In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133". This statement requires enhanced disclosures about the use of derivative instruments, the accounting for derivative instruments under SFAS 133 and related interpretations, and the impact of derivative instruments and related hedged items on financial position, financial performance, and cash flows, particularly from a risk perspective. SFAS 157 is effective for fiscal years beginning after November 15, 2008. Adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

*t. **Recently adopted accounting pronouncements***

- **FASB Interpretation N° 48, Accounting for Uncertainty in Income Taxes, An Interpretation of FASB Statement 109 (FIN 48)**

  In July 2006, the FASB issued FIN 48, which became effective on January 1, 2007 (see Note 13).

## 3 Trade accounts receivable

Trade accounts receivable are comprised the following Company's subsidiaries:

| | December 31, 2007 |
|---|---|
| Subsidiaries: | |
| LLX Sudeste | 735 |
| LLX Açu | 169 |
| Total | 904 |

## 4 Inventories

Inventories are comprised by finished goods and raw materials of Pedreira Sepetiba, net of provision for realizable value.

## 5 Derivative financial instruments

The Company's subsidiaries have derivative financial instruments to manage their exposure on its foreign currency denominated debt instruments. The Company's subsidiaries do not enter into derivative financial instruments for any purpose other than cash flow hedging purposes. That is, the subsidiaries do not speculate by using derivatives. In order to reduce the impact of fluctuations in the exchange rate, the subsidiaries have adopted a policy of entering into swap contracts.

By using derivative financial instruments to manage exposures to changes in exchange rates, the subsidiaries expose themselves to credit risks and market risks. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the subsidiaries, which creates a credit risk for the subsidiaries. When the fair value of a derivative contract is negative, the subsidiaries owe the counterparty and, therefore, they do not posses a credit risk. The subsidiaries reduce their credit risk in derivative financial instruments by entering into transactions with high quality counterparties.

Market risk, in this case, is the adverse effect on the value of a financial instrument that results from a change in currency exchange rates, managed by establishing and monitoring parameters that limit the types and degree of market risks that may be undertaken.

Management monitors and evaluates its overall position daily in order to evaluate financial results and impact on the subsidiaries' cash flows. All financial derivative instruments are marked-to-market at each balance sheet date, with the impact of changes in their fair value recorded as financial income (expenses).

*(In thousands of U.S. dollars, unless otherwise stated)*

During the years ended December 31, 2007 unrealized losse of ($930) was recorded in the statements of operations.

## 6 Fair value of financial instruments

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. Certain assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

The estimated fair values of financial instruments are as follows:

| | **December 31, 2007** | |
|---|---|---|
| | **Carrying amounts** | **Fair value** |
| Financial assets: | | |
| Cash and cash equivalents | 257 | 257 |
| Financial liabilities: | | |
| Accounts payable - purchase of land | (7,542) | (7,542) |
| Notes payable | (36,026) | (36,026) |
| Derivative financial instruments | (930) | (930) |

*(In thousands of U.S. dollars, unless otherwise stated)*

***Criteria, assumptions and limitations used to calculate market value***

*Cash and cash equivalents*

The accounting value approximates the market value of the trading securities due to the short-term maturity of these instruments.

*Derivatives financial instruments - swaps*

The fair value is determined based on quotations provided by the financial institutions which issued the financial instruments.

The following table presents the estimated fair value of the Company's derivative financial instrument as of December 31, 2007:

| | **Fair value** |
|---|---|
| Currency swap transactions: | |
| For a $185,000 amount (Banco Votorantim S.A.); maturing February1, 2008 | (930) |

## 7 Investments in non consolidated company

Investments in a subsidiary company accounted for under the equity method consist of 51% of the common stock of LLX Minas-Rio, which is engaged in the logistics business. As explained in Note 2b the minority shareholder has substantive approval and veto rights. As a result, LLX has been accounting for this investment under the equity method as from July 2007 (date of the capital contribution of such minority shareholder), although currently owning 51% of the commom stock of these non-consolidated subsidiaries, in accordance with rules set forth by EITF 96-16.

*(In thousands of U.S. dollars, unless otherwise stated)*

The summary financial information for the investment as of December 31, 2007 is as follows:

| | LLX Minas-Rio |
|---|---|
| Assets: | |
| Current assets | 176,618 |
| Property, plant, and equipment, net | 44,717 |
| Other noncurrent assets | 34 |
| | 221,369 |
| Liabilities and stockholders' | |
| Current liabilities | 19,433 |
| Long-term liabilities | 72 |
| Stockholders' equity | 201,864 |
| | 221,369 |
| Statements of operations: | |
| Operating loss | (4,731) |
| Other income | 25,746 |
| Income and social contribution taxes | (9,077) |
| Net income for the period | 11,938 |

The Company's investment is this subsidiary amounts to $102,951 and the equity pick gain recorded in its statement of operation amounts to $6,088.

The Company recorded a capital gain amounting to $91,843 due to change in the subsidiary LLX Minas-Rio ownership, resulted from the restructuring, as mentioned in Note 1.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 8 Property, plant and equipment

| | Annual depreciation rates (%) | December 31, 2007 | | |
|---|---|---|---|---|
| | | Cost | Accumulated depreciation | Net |
| Land | - | 10,726 | - | 10,726 |
| Machinery and equipment | 10 | 2,256 | (16) | 2,240 |
| Data processing equipment | 20 | 32 | (2) | 30 |
| Construction in progress | - | 11,036 | - | 11,036 |
| Other | 20 | 1,344 | (2) | 1,342 |
| Total | | 25,394 | (20) | 25,374 |

All property, plant and equipment items are located in Brazil and most of them will be employed in the logistics business. The Company's management believes that the balance of its fixed assets is recoverable through cash flow from its future operations, as from the operation's start-up date.

## 9 Goodwill

On November 14, 2007, LLX Açu acquired all the capital stock of Pedreira Sepetiba and LLX Sudeste, for $47,318 in cash. Upon closing an acquisition, we estimate the fair values of assets and liabilities acquired and consolidate the acquisition as quickly as possible, however as it takes time to obtain obtain pertinent information to finalize the acquired company's balance sheet (frequently with implications for the price of the acquisition), then to adjust the acquired company's accounting policies, procedures, books and records to the Company's standards, it is often several quarters before we are able to finalize those initial fair value estimates. Accordingly, the purchase price allocation may be subsequently revised. The Company has one year since the date of the acquisition to finalize the purchase price allocation.

*(In thousands of U.S. dollars, unless otherwise stated)*

The non allocated goodwill upon acquisition of the shares in LLX Sudeste by the Company's subsidiary LLX Açu, in the amount of $39,812, is based on expectations for future profitability of the Port of Açu Project.

The valuation of assets and liabilities was determined and the purchase price was allocated as follows:

| | |
|---|---|
| Assets: | |
| Cash | 51 |
| Accounts receivable | 1,362 |
| Inventory | 1,261 |
| Other current assets | 222 |
| Property, plant and equipment | 6,134 |
| Other noncurrent assets | 148 |
| Liabilities: | |
| Accounts payable and accrued liabilities | 1,463 |
| Related Parties | 209 |
| Net assets | 7,506 |
| Purchase price | 47,318 |
| Total Goodwill | 39,812 |

## 10 Notes payable

Notes payable related to the acquisition of the subsidiaries, Pedreira Sepetiba and LLX Sudeste, by LLX Açu, as mentioned in Note 1.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 11 Accounts payable - purchase of land

The Company has a commitment with MMX (through its subsidiary LLX Açu) and consequently MMX has commitment to a third party for exercising an option to acquire the real estate property called Fazenda Caruará. Such option was exercised on September 26, 2007 and the Company recorded the land in its property, plant and equipment account, as shown in Note 7.

The transfer of rights to LLX Açu was the result of the corporate reorganization concluded on May 7, 2007, as described in Note 8.

## 12 Transactions with related parties

| | Account receivable | Account payable |
|---|---|---|
| | December 31, 2007 | December 31, 2007 |
| MMX Minas-Rio | - | 329 |
| Spirit of Brazil Ltda. | 201 | - |
| LLX Minas-Rio | 100 | 2,783 |
| MMX | - | 21,131 |
| **Total** | 301 | 24,243 |

The balances as of December 31, 2007 refer mainly to loans agreements transactions of the Company with its direct, indirect subsidiaries and MMX's Group, which were made under usual market conditions for the respective types of operations.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 13 Income taxes

Income tax attributable to income from continuing operations was $0 and differed from the amount computed by applying the Brazilian Federal income tax rate of 34% (combined rate of federal income tax of 25% and social contribution of 9%) to pretax income from continuing operations as a result of the following:

| | **2007** |
|---|---|
| **Loss before income and social contribution taxes** | (4,554) |
| Expected federal income and social contribution taxes benefit at statutory rates - 34% | 1,548 |
| Permanent differences: | |
| Share-based compensation | (799) |
| Equity pick up | 2,070 |
| Other | (429) |
| | 2,390 |
| Valuation allowance allocated to deferred income and social contribution taxes expense | (2,390) |
| Income and social contribution taxes for the period | - |

The tax effects of temporary differences that give rise to significant portions of the deferred income and social contribution taxes assets at December 31, 2007 are presented as follows:

| | |
|---|---|
| Deferred income and social contribution taxes assets: | |
| Tax loss carryforwards | 1,576 |
| Temporary differences - differences between the Brazilian tax basis and the reporting basis arising from: | |
| Start-up costs deferred for statutory accounting purposes | 814 |
| Total gross deferred income and social contribution taxes assets, net | 2,390 |
| Less valuation allowance | (2,390) |
| Net deferred income and social contribution taxes assets | - |

*(In thousands of U.S. dollars, unless otherwise stated)*

Tax loss carryforward may be carried-forward indefinitely against the profits of future period, however, the offset is limited to 30% of current year taxable income. The total tax loss carryforward is $4,635 for December 31, 2007. No carry-back of losses is allowed.

The valuation allowance for deferred income and social contribution taxes assets as of December 31, 2007 was $2,390.

In assessing the realizability of deferred income and social contribution taxes assets, management considers whether it is more likely than not that some portion or all of the deferred income and social contribution taxes assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred income and social contribution taxes asset, the Company will need to generate future taxable income. Management considers that the subsidiaries will not generate future taxable income in the short-term, as from the start up of its operations, in order to fully or partially recover such tax asset. As a result, a 100% valuation allowance on the deferred income and social contribution taxes asset has been recorded.

In July 2006, FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). This Interpretation provides guidance on recognition, classification and disclosure concerning uncertain tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. The Company adopted this Interpretation effective January 1, 2007. The adoption did not have a material impact on the Company's consolidated financial statements.

As from the inception (March 1, 2007) to December 31, 2007 the company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company and its subsidiary file income tax returns in Brazil. The Brazilian tax returns are open to examination by the respective tax authorities for the period as from the inception date (March 1, 2007). At December 31, 2007, the Company has not accrued interest and penalties related to unrecognized tax benefits.

(In thousands of U.S. dollars, unless otherwise stated)

The Company's subsidiary, Pedreira Sepetiba, has chosen to use an option of the Brazilian tax legislation to calculate the taxable income at 8% (12% for social contribution tax) of the operating revenues plus 100% of other revenues. Under this regime temporary differences cannot be used for income tax purposes and tax losses can not be carryforward. As of December 31, 2007, the Company's subsidiary recorded income and social contribution taxes in the amount of $132.

## 14 Shareholder's equity

### a. *Capital stock*

At December 31, 2007, the capital stock was comprised of 304,609,840 shares without par value.

The Company was set up on March 1, 2007, by shareholders MMX and MPC Mineração e Pesquisa Ltda. ("MPC") with capital stock consisting of 10,000 registered shares without par value.

As mentioned in Note 1, on April 11, 2007, at the end of the corporate reorganization, which resulted in a dilution to MMX (the 51% shareholder), MMX transferred to its subsidiary LLX the shares it held in the capital stock of LLX Açu and LLX Minas-Rio.

Due to this transfer, the Company increased its capital, according to the Extraordinary General Meeting of Shareholders by 5,110,001 shares through issue of new common shares of the Company's registered common stock, for the issue price of R$1.00, in the total amount of R$5,110,001, equivalent to $2,525 for the shares of the capital stock of LLX Açu, represented by 4,657,874 common registered shares with no par value, appraised at R$4,658.

Subsequently to the balance sheet date, on April 7, 2008, in the Special General Meeting, a stock split of the common shares issued by the Company was approved, in proportion to fifty-nine new common shares for each existing common shares, as mentioned in Note 18c.

As such references to shares in these financial statements are after the noted and subsequent stock split. Consequently, at December 31, 2007, the capital stock was comprised of 304,609,840 common shares with no par value, all considering stock split occurred.

*(In thousands of U.S. dollars, unless otherwise stated)*

The changes in the capital stock from the inception to December 31, 2007 are as follows:

| **Capital contributions (all quantities adjusted for the stock split)** | **$** |
|---|---|
| On March 1, 2007 (cash - 594,941 common shares - $0.00001 per share) | 5 |
| On May 3, 2007 (other than cash - 304,014,899 common shares - $0.00001 per share) | 2,525 |
| Total | 2,530 |

### *b. Capital transaction*

As described in Note 7, the Company had gains on the dilution of its subsidiary shares issuance, however as its subsidiary, LLX Minas-Rio, is still in a development stage, such gain was recorded as capital transaction the additional paid-in capital account in the amount of $91,843 in accordance with provisions of SEC Accounting Bulletin 51.

## 15 Share-based options plans

### *Equity plan*

In order to encourage increased performance by the Company's top executives, on March 1, 2007, the controlling shareholder granted 32,202 call options (after all regular and reverse splits) to acquire shares of MMX owned by the controlling shareholder, on behalf of 1 Company officer. This granting of options by the Company's controlling shareholder represents a mechanism of remuneration and retention, for the period of five years, of such Company's officer, without implying any cost or dilution to LLX shareholders of the Company. The contribution of the shares by the controller shareholder has been accounted for as capital contribution. On behalf of the officer, the controlling shareholder granted options to acquire globally over 5.5% of the shares owned by him. The options granted to this officer can be exercised in a period of 6 years after its granting.

As the above described stock-based awards have a graded-vesting and the vesting is based only on a service condition, the Company has elected to recognize compensation cost for the awards over the requisite service period for each separately vesting portion of the awards as if the awards were in-substance, multiple awards.

The stock-based awards had their fair value based on the following assumptions:

| | **Options granted on March 1, 2007** |
|---|---|
| Expected annual volatility | From 31.37 to 32.85% |
| Weighted average volatility | 31.91% |
| Expected dividends | 0% |
| Expected remaining option life (in years) | 3.72 years |
| Weighted average risk free rate | 12.08% p.a. |

Expected term - The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on expected experience of similar awards, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its share-based awards.

Expected volatility - The Company uses the trading history and implied volatility of the stocks of similar mining companies (as the MMX public offering at July 21, 2006) in determining an estimated volatility factor when using option-pricing formula to determine the fair value of options granted.

Expected dividend - The Company has not declared dividends. Therefore, the Company uses a zero value for the expected dividend value factor when using the option-pricing formula to determine the fair value of options granted.

Risk-free interest rate - The risk-free rate for periods within the contractual term of the share option is based on the Brazilian Treasury yield curve in effect at the time of grant.

Estimated forfeitures - When estimating forfeitures, the Company considers voluntary and involuntary termination behavior as well as analysis of actual option forfeitures.

*(In thousands of U.S. dollars, unless otherwise stated)*

As required by SFAS no. 123(R), the Company made an estimate of expected forfeitures and is recognizing compensation cost only for those equity awards expected to vest. As of December 31, 2007, the total compensation cost related to unvested stock-based awards granted to employee under the Company's stock option plans but not yet recognized was $3,821, net of estimated forfeitures. This cost will be amortized on straight-line basis over a weighted average term of 3.17 years and will be adjusted for subsequent changes in estimated forfeitures.

A summary of share option activity as of December 31, 2007, the year of its granting, is presented as follows:

| | Options | Weighted-average exercise price ($) | Weighted-average remaining contractual term | Aggregate intrinsic value ($) |
|---|---|---|---|---|
| Granting on March 1, 2007 | 32,202 | 0.00 | 3.98 | 17,089 |
| Exercises | - | - | - | - |
| Outstanding at December 31, 2007 | 32,202 | 0.00 | 3.17 | 17,089 |
| Exercisable at December 31, 2007 | | | | |

The aggregate intrinsic value in the table above represents the total pretax intrinsic value, the difference between the MMX closing stock price at equivalent to $530.68 on the last trading day of December 31, 2007 and the exercise price of $0.00, times the number of option that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes are based on the fair market value of the Company's common stock.

## 16 Net loss per share

There were no adjustments to net loss in calculating diluted net loss per share.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 17 Commitments

At December 31, 2007 the Company and its subsidiaries had commitments with suppliers of goods and services as follows:

| Object of service contract | Date of signing | Due date | Balance of the contract December 31, 2007 |
|---|---|---|---|
| Services of elaboration of conceptual and basic project for the construction of the Açu Port. | 3/26/2006 | 11/21/2008 | 7,760 |
| Assessorship technique in study of implantation of the Açu Port. | 4/26/2007 | 11/12/2010 | 116,777 |
| Project and construction of the workmanships off shore of the Açu Port. | 8/24/2007 | 7/17/2008 | 250,551 |
| Tchnique sounding in sea and land in the region of the Açu Port. | 10/1/2007 | 10/2/2009 | 1,242 |
| Machines and equipment for the Minas-Rio System. | 12/21/2007 | 11/26/2008 | 35,152 |
| Other | | | 1,747 |
| **Total** | | | 413,321 |

## 18 Summary of principal differences between Canadian GAAP and US GAAP

These consolidated financial statements have been prepared in accordance with US GAAP. Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted by Canadian GAAP are described below.

***a. Description of GAAP differences***

*(i) Pre-operating costs*

US GAAP requires pre-operating costs to be expensed as incurred.

Canadian GAAP allows pre-operating costs to be capitalized until commercial production is established. The accounting practice adopted by the Company under Canadian GAAP is to expense pre-operating costs as incurred.

*(ii) Stock options*

U.S. GAAP requires stock option compensation awards that contain other condition, such as inflation, to be recognized as liability awards and remeasured at each reporting period.

Canadian GAAP requires such award to be classified as equity and its compensation cost determined only at the grant date.

***b. Canadian GAAP supplementary information***

*Recently issued accounting standards*

- **Financial instruments Disclosure and Presentation**

  In December 2006, the Canadian Institute of Chartered Accountants ("CICA") published the following two sections of the CICA Handbook: Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments-Presentation. These standards introduce disclosure and presentation requirements that will enabled financial statements' users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity's financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed. This standard will be implemented by the Company on January 1, 2008.

*(In thousands of U.S. dollars, unless otherwise stated)*

- **Capital Disclosures**

  In December 2006, the CICA published section 1535 of the Handbook, Capital disclosures, which requires disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) if it has not complied, the consequences of such non-compliance. This information will enable financial statements' users to evaluate the entity's objectives, policies and processes for managing capital. This standard will be implemented by the Company on January 1, 2008.

- **Inventories**

  In January 2007, the CICA published section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories. Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories. The company is currently assessing the impact of these new recommendations on its financial statements. These standards must be adopted by the Company for the fiscal year beginning on January 1, 2008.

*c. **Financial instruments and hedging activities***

Effective January 1, 2005, the Company adopted the CICA section 3855, "Financial Instruments - Recognition and Measurement", section 3865, "Hedges", section 1530, "Comprehensive Income" and section 3861, "Financial Instruments - Disclosure and Presentation". As applied to the Company, there are no differences between US GAAP and Canadian GAAP in these areas.

## 19 Subsequent events

*a. **Subscription of shares by the Ontario Teachers' Pension Plan Board ("OTPP")***

On January 17, 2008 the OTPP injected capital in LLX Logística in the amount of $185,000, pursuant to a contract signed for subscription by that Canadian pension fund of 15% of the shares in the Company's logistics subsidiary LLX Logística.

*(In thousands of U.S. dollars, unless otherwise stated)*

### *b. Deposits in court for the Minas-Rio System*

The Company's subsidiaries MMX Minas-Rio and LLX Minas-Rio have questioned the requirement to pay federal income taxes (IRPJ and CSLL) on financial gains accrued during their pre-operating phase. The suits were filed on January 29, 2008 and on January 31, 2008 deposits were made in court in the respective total amounts of $84,776 and $9,260. At present, the Company is awaiting decisions at the lower court level in the Federal Courts of Rio de Janeiro.

### *c. Stock split*

On April 7, 2008, in the Special General Meeting, the Company approved the stock split of common shares in the proportion of fifty-nine shares for each existing share. The shares issued as a result of the split will vest the same rights and prerogatives as the existing shares.

### *d. Adaptation to the Law 11,638/2007*

Law 11,638/07 was enacted on December 28, 2007, and amends and repeals provisions of Laws 6,404 and 6,385, which governed financial statements preparation for Brazilian companies, in order to adjust accounting practices adopted in Brazil to the International Financial Reporting Standards ("IFRS"), affecting the Company's net income and shareholders' equity, which are basis for dividend and interest on equity payment.

The Company is currently evaluating the potential impact of this law.

## EXHIBIT "F"

**Audited Consolidated Financial Statements of the business of IronX for the financial years ended December 31, 2007, 2006 and 2005**

See attached.

**IronX Mineração S.A.**
**(exploration stage subsidiaries of MMX Mineração e Metálicos S.A.)**

# Combined financial statements
# December 31, 2007, 2006 and 2005

# IronX Mineração S.A.
**(exploration stage subsidiaries of MMX Mineração e Metálicos S.A)**

## Combined financial statements

**December 31, 2007, 2006 and 2005**

## Contents

# Independent auditors' report

To
The Board of Directors and Shareholders
IronX Mineração S.A.
Rio de Janeiro - RJ

We have audited the accompanying combined balance sheets of IronX Mineração S.A. (exploration stage subsidiaries of MMX Mineração e Metálicos S.A.) as of December 31, 2007 and 2006, and the combined statements of operations, shareholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007 and for the period from inception date (November 17, 2003) to December 31, 2007. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of IronX Mineração S.A. (exploration stage subsidiaries of MMX Mineração e Metálicos S.A.) as of December 31, 2007 and 2006, and the combined results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 and for the period from inception date (November 17, 2003) to December 31, 2007 in conformity with U.S. generally accepted accounting principles.

The accompanying combined financial statements have been prepared assuming that the Company and subsidiaries will continue as a going concern. As discussed in Note 1 to the combined financial statements, most of the Company's subsidiaries, including MMX Amapá Mineração Ltda., MMX Metálicos Amapá Ltda., MMX Mineração do Serro Ltda. and MMX Minas-Rio Mineração S.A., are still in an exploration stage and thus are dependent upon the financial support of the shareholders or capital infusions from third parties up to the moment their operations are profitable. This scenario raises substantial doubt about the Company's and subsidiaries' ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

U.S. generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in Canada. The Company has presented the nature of such differences in Note 20 to the combined financial statements.

April 22, 2008

KPMG Auditores Independentes

IronX Mineração S.A.
**(exploration stage subsidiaries of MMX Mineração e Metálicos S.A.)**

## Combined balance sheets

*(In thousands of U.S. dollars, except share data)*

| Assets | Note | December 31, 2007 | December 31, 2006 |
|---|---|---|---|
| **Current assets** | | | |
| Cash and cash equivalents | | 163,435 | 388 |
| Marketable securities | 3 | - | 3,520 |
| Trade accounts receivable | | 554 | - |
| Recoverable taxes | 4 | 851 | 942 |
| Derivative financial instruments | 5 | - | 8,265 |
| Advances to suppliers and employees | | 1,666 | 847 |
| Related parties | 11 | 34 | 141 |
| Other | | 328 | 1,116 |
| | | 166,868 | 15,219 |
| **Noncurrent assets** | | | |
| Investments at equity basis | 7 | 420,784 | - |
| Property, plant and equipment, net | 8 | 359,366 | 119,968 |
| Intangibles, net | 9 | 425 | 363 |
| Related parties | 11 | - | - |
| Advanced for future investment acquisition | | 193 | 1,018 |
| Recoverable taxes | 4 | 15,707 | - |
| Advances to suppliers | | 16,000 | - |
| | | 812,475 | 121,349 |
| **Total assets** | | 979,343 | 136,568 |
| **Liabilities and shareholders' equity** | | | |
| **Current liabilities** | | | |
| Notes payable | 12 | - | 10,993 |
| Trade accounts payable | | 23,086 | 6,566 |
| Tax, payroll and related charges | | 25,329 | 8,717 |
| Short-term debt | 13 | 112,839 | 22,615 |
| Accrued interest | | 16,868 | 1,088 |
| Related parties | 11 | 91,448 | 65,487 |
| Derivative financial instruments | 5 | 426 | - |
| Other current liabilities | | 3,358 | - |
| | | 273,354 | 115,466 |
| **Long-term liabilities** | | | |
| Notes payable | 12 | - | 10,115 |
| Long-term debt | 13 | 210,528 | 41,000 |
| Asset retirement obligations | 10 | 2,249 | 5,172 |
| Other accrued liabilities | | 1,621 | 5,399 |
| | | 214,398 | 61,686 |
| **Minority interest** | 1 | 4,648 | - |
| **Shareholders' equity (deficit)** | | | |
| Shares authorized and issued | 15 | | |
| Common stock: 2007 - 304,609,989 - no par value | | 158,378 | 7,102 |
| Additional paid-in-capital | | 349,914 | - |
| Deficit accumulated during the exploration or development stage | | (22,850) | (45,260) |
| Accumulated other comprehensive income (loss) | | 1,501 | (2,426) |
| | | 486,943 | (40,584) |
| **Total liabilities and shareholders' equity (deficit)** | | 979,343 | 136,568 |
| **Going concern** | 1 *iii* | | |
| **Commitments** | 19 | | |
| **Subsequent events** | 21 | | |

See accompanying notes to combined financial statements.

IronX Mineração S.A.
**(exploration stage subsidiaries of MMX Mineração e Metálicos S.A.)**

# Combined statements of operations

*(In thousands of U.S. dollars, except per share and share data)*

| | Note | December 31, 2007 | December 31, 2006 | December 31, 2005 | Accumulated as from the inception (November 17, 2003) to December 31, 2007 |
|---|---|---|---|---|---|
| **Net revenue** | | | | | |
| Services rendered | | 1,349 | 836 | - | 2,185 |
| Cost of services rendered | | (10,476) | (7,038) | - | (17,514) |
| **Gross loss** | | (9,127) | (6,202) | - | (15,329) |
| General, sales and administrative expenses | | (58,505) | (26,786) | (2,831) | (88,122) |
| Exploration costs | | (20,292) | (18,998) | (1,933) | (41,223) |
| **Operating loss** | | (87,924) | (51,986) | (4,764) | (144,674) |
| Other income (expenses): | | | | | |
| Financial income | 17 | 171,258 | 33,315 | 1,100 | 205,673 |
| Financial expenses | 18 | (36,565) | (19,294) | (3,197) | (59,056) |
| Loss on equity pick up | | (18,387) | - | - | (18,387) |
| Other | | - | - | (437) | (437) |
| Total other income (expenses) | | 116,306 | 14,021 | (2,534) | 127,793 |
| **Income (loss) before income and social contribution taxes** | | 28,382 | (37,965) | (7,298) | (16,881) |
| **Income and social contribution taxes** | 14 | - | - | - | - |
| **Income (loss) before minority interest** | | 28,382 | (37,965) | (7,298) | (16,881) |
| **Minority interest** | | (5,972) | - | 3 | (5,969) |
| **Net income (loss) for the year** | 16 | 22,410 | (37,965) | (7,295) | (22,850) |
| **Net income (loss) per thousand shares of common stock - basic and diluted** | | 7.36 | - | - | (7.50) |
| **Weighted average common shares oustanding - basic and diluted** | | 304,609,989 | - | - | 304,609,989 |

See accompanying notes to combined financial statements.

IronX Mineração S.A.

**(exploration stage subsidiaries of MMX Mineração e Metálicos S.A.)**

# Combined statements of shareholders' equity (deficit) and comprehensive loss

**Period from inception (November 17, 2003) to December 31, 2007**

*(In thousands, except share data)*

| | Capital stock Common amount | Additional paid-in capital | Deficit accumulated during the exploration stage | Accumulated other comprehensive income (loss) | Total shareholders' equity (deficit) |
|---|---|---|---|---|---|
| Capital contribution Amapa November 17, 2003 | 10 | - | - | - | 10 |
| **Balances at December 31, 2003** | 10 | - | - | - | 10 |
| **Balances at December 31, 2004** | 10 | - | - | - | 10 |
| Shares authorized and issued as of December 2005 | 7 | - | - | - | 7 |
| Advance for future capital increase: | 2,536 | - | - | - | 2,536 |
| Loss for the year | - | - | (7,295) | - | (7,295) |
| Currency translation adjustment as of December 31, 2005 | - | - | - | (331) | (331) |
| Comprehensive loss | - | - | - | - | (7,626) |
| **Balances at December 31, 2005** | 2,553 | - | (7,295) | (331) | (5,073) |
| Capital contribution MMX Minas-Rio | 2,723 | - | - | - | 2,723 |
| Capital contribution MMX Amapá | 1,826 | - | - | - | 1,826 |
| Loss for the year | - | - | (37,965) | - | (37,965) |
| Currency translation adjustment | - | - | - | (2,095) | (2,095) |
| Comprehensive loss | - | - | - | - | (40,060) |
| **Balances at December 31, 2006** | 7,102 | - | (45,260) | (2,426) | (40,584) |
| Capital contribution MMX Amapá | 7,408 | - | - | - | 7,408 |
| Capital contribution MMX Amapá | 88,181 | - | - | - | 88,181 |
| Capital contribuition MMX Metalicos Amapá | 5 | - | - | - | 5 |
| Gain on change in the subsidiaries ownership | - | 349,914 | - | - | 349,914 |
| Capital increases Bay Service | 11,134 | - | - | - | 11,134 |
| Capital | 1 | - | - | - | 1 |
| Issuance of new Shares- no par value | - | - | - | - | - |
| Spin-off effect | 44,547 | - | - | - | 44,547 |
| Net income for the year | - | - | 22,410 | - | 22,410 |
| Currency translation adjustment | - | - | - | 3,927 | 3,927 |
| Comprehensive income | - | - | - | - | 26,337 |
| **Balances at December 31, 2007** | 158,378 | 349,914 | (22,850) | 1,501 | 486,943 |

See accompanying notes to combined financial statements.

IronX Mineração S.A.
**(exploration stage subsidiaries of MMX Mineração e Metálicos S.A.)**

# Combined statements of cash flows

*(In thousands of U.S. dollars)*

| | December 31, 2007 | December 31, 2006 | December 31, 2005 | Accumulated as from the inception (November 17, 2003) to December 31, 2007 |
|---|---|---|---|---|
| **Cash flows used in operating activities** | | | | |
| Net income (loss) for the year | 22,410 | (37,965) | (7,295) | (22,850) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | | |
| Depreciation, amortization and accretion | 984 | 1,857 | 28 | 2,869 |
| Minority interests | 5,972 | - | - | 5,972 |
| Loss on equity pick up | 18,387 | - | - | 18,387 |
| Write-off of mining rights | - | 638 | 431 | 1,069 |
| Foreign exchange variation gain (loss) | (24,407) | (4,462) | 1,629 | (27,240) |
| Derivative financial intruments | (59,980) | (8,560) | (589) | (69,129) |
| Other | 873 | - | (3) | 870 |
| | | | | - |
| (Increase) decrease in assets: | | | | - |
| Marketable securities | 3,049 | 3,093 | - | 6,142 |
| Restricted cash | (358) | - | - | (358) |
| Trade accounts receivable | (539) | - | - | (539) |
| Recoverable taxes | (15,009) | (623) | (199) | (15,831) |
| Inventories | - | - | - | - |
| Advances to suppliers | (16,199) | (702) | (41) | (16,942) |
| Other | (18,440) | 1,212 | (401) | (17,630) |
| Increase (decrease) in liabilities: | | | | |
| Trade accounts payable | 14,756 | 5,769 | - | 20,525 |
| Taxes, payroll and related charges | 19,285 | 7,459 | 194 | 26,938 |
| Other accrued liabilities | 11,252 | 956 | 1,044 | 13,252 |
| Other payables | 13,530 | 4,940 | 3,261 | 21,731 |
| Net cash used in operating activities | (24,434) | (26,388) | (1,941) | (52,764) |
| **Cash flows from investing activities** | | | | |
| Additions to property, plant and equipment | (369,913) | (13,814) | (90,383) | (474,110) |
| Additions to intangible assets | 13 | - | - | 13 |
| Purchase of net asset in connection with acquisition - mainly mining rights | 1,026 | (894) | - | 132 |
| Net cash used in investing activities | (368,874) | (14,708) | (90,383) | (473,965) |
| **Cash flows from financing activities** | | | | |
| Notes payable and debt: | | | | |
| Loans obtained: | | | | |
| Short-term | 159,405 | 7,641 | 32,622 | 199,668 |
| Long-term | 200,251 | 35,147 | - | 235,398 |
| Loans paid short-term | (5,000) | (16,000) | - | (21,000) |
| Notes payable obtained | 24,100 | 968 | 63,390 | 88,458 |
| Notes payable paid | (21,108) | (47,655) | - | (68,763) |
| Related parties | 54,818 | 57,542 | - | 112,360 |
| Capital increase | 106,729 | - | - | 106,729 |
| Minority interests | 24,404 | - | - | 24,404 |
| Net cash provided by financing activities | 543,599 | 37,643 | 96,012 | 677,254 |
| **Increase (decrease) in cash and cash equivalents** | 150,291 | (3,454) | 3,688 | 150,525 |
| **Cash decrease by the exclusion of subsidiaries' cash previoulsy consolidated** | (33,219) | - | - | (33,219) |
| **Spin-off efect** | 44,547 | - | - | 44,547 |
| **Effect of exchange rate changes on cash and cash equivalents** | 1,428 | (103) | 257 | 1,582 |
| | 163,047 | (3,557) | 3,945 | 163,435 |
| **Cash and cash equivalents, beginning of the year** | 388 | 3,945 | - | - |
| **Cash and cash equivalents, end of the year** | 163,435 | 388 | 3,945 | 163,435 |
| | 163,047 | (3,557) | 3,945 | 163,435 |
| **Supplementary disclosure of cash flow information** | | | | |
| Interest paid during the year | 5,776 | 2,604 | - | 8,380 |

See accompanying notes to combined financial statements.

# IronX Mineração S.A.
**(exploration stage subsidiaries of MMX Mineração e Metálicos S.A.)**

# Combined financial statements

## December 31, 2007, 2006 and 2005

*(In thousands of U.S. dollars, unless otherwise stated)*

## 1 The Company and its operations

### *i. Carve-out*

On March 31, 2008, the controlling shareholder of MMX Mineração e Metálicos ("MMX"), certain members of the management of MMX and Anglo American Participações em Mineração Ltda. ("Anglo American Participações"), a wholly owned subsidiary of Anglo American plc ("Anglo American Participações"), entered into a Share Purchase and Sale Agreement ("Agreement"), whereby Anglo American agreed to purchase, and the controlling shareholder and certain members of management of MMX agreed to sell, common shares representing approximately 63.47% of the share capital of IronX Mineração S.A. ("the Company" or "IronX"). IronX is a corporation currently in the process of obtaining its publicly-held company registration before the Brazilian Securities Commission (the Comissão de Valores Mobiliários or the "CVM"), and, after the conclusion of a corporate reorganization of MMX ("Reorganization"), IronX will be the owner of 51% of the share capital of MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio") and 70% of MMX Amapá Mineração Ltda. ("MMX Amapá").

Anglo American currently owns, indirectly, 49% of MMX Minas-Rio, as well as 49% of LLX Minas-Rio Logística Comercial Exportadora S.A. ("LLX Minas-Rio"), and the remaining 51% of the share capital of LLX Minas-Rio will continue to be held by LLX Logística S.A. ("LLX"). The Reorganization will also involve the transfer to IronX of 100% of the share capital of MMX Metálicos Amapá Ltda. ("MMX Metálicos Amapá") and Bay Service Serviços Portuários Ltda. ("Bay Service").

*Reorganization of MMX*

IronX Mineração S.A. ("IronX"), a wholly owned subsidiary of MMX, was formed on December 18, 2007 and will receive certain assets of MMX as a result of the Reorganization. The assets to be received are: MMX Amapá; MMX Logística do Amapá Ltda. ("MMX Logística do Amapá"); MMX Minas-Rio; MMX Serro; MMX Metálicos Amapá and; Bay Service.

A Reorganization of MMX will be carried out as a condition of the acquisition by Anglo American Participações of IronX ("Acquisition"). Such Reorganization will be submitted for the approval of its shareholders and duly disclosed to the market in additional detail, in accordance with CVM Instruction 319/99. As a result of the Reorganization, the shares of MMX in IronX and LLX will be distributed directly to the shareholders of MMX, in the same proportion as their equity interests in the share capital of MMX.

*(In thousands of U.S. dollars, unless otherwise stated)*

Since IronX and MMX are companies under common control the financial statement of IronX are presented as if IronX has always owned the assets to be transferred to it.

## *ii. Description of business*

*Acquisition*

The total purchase price to be paid by Anglo American will be the amount in *reais* equivalent to $5,518,547 for the shares of IronX, which will be owned by the controlling shareholder of MMX and certain members of management, as well as the shares owned by other selling shareholders in accordance with the terms of the Agreement.

*Mandatory Tag-Along Offer*

Considering that the Acquisition will result in the transfer of control of IronX, Anglo American Participações will launch a mandatory tag-along offer for the common shares held by the remaining IronX shareholders, in accordance with the terms and conditions of article 254-A of Brazilian Corporate Law, CVM Instruction No. 361 and item 8.1 of the Rules of the Novo Mercado issued by São Paulo Stock Exchange ("Bovespa") ("Tag-Along Offer").

As a result of the Reorganization process, IronX will hold the following corporate interests:



99.99%
70%
51%
99.99 %
99.99 %
99.99%

### *iii. Going concern*

MMX Amapá, MMX Minas-Rio, MMX Metálicos Amapá and MMX Mineração do Serro Ltda. ("MMX Serro") are still in an exploration stage and thus have not commenced their principal operations, being dependent upon the financial support of the shareholders or capital infusions from third parties up to the moment, their operations are profitable. In the absence of such support there could be substantial uncertainties about the Company's and subsidiaries' ability to conduct its principal operations as a whole. The accompanying combined financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company and its subsidiaries to continue as a going concern. Notwithstanding the foregoing, MMX Amapá System, in January 2008, started generating initial revenues from iron ore mining activities. In order to finance the capital for the remaining operations, namely their metallic operation at the MMX Minas-Rio and MMX Amapá Systems, MMX raised capital by means of an initial public offering and additional financing from various financial institutions.

## 2 Summary of significant accounting policies

### *a. Basis of financial statement presentation*

These combined financial statements include the accounts of MMX Amapá, MMX Logística do Amapá Ltda. ("MMX Logística do Amapá"), MMX Minas-Rio, MMX Serro, MMX Metálicos Amapá and Bay Service. All significant transactions and balances between operations of subsidiaries have been eliminated.

The combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"), which differ in certain respects from Brazilian accounting principles applied by the Company and its subsidiaries in their statutory financial statements, for the purpose of presenting the IronX's financial position, results of operations and cash flows. IronX historically has not prepared combined financial statements. The accompanying combined financial statements have been derived from historical accounting records of MMX. The historical operating results and cash flows of IronX may not be indicative of what they would have been had IronX been a stand-alone entity, nor they are necessarily indicative of what the IronX operating results and cash flows may be in the future.

*(In thousands of U.S. dollars, unless otherwise stated)*

Significant changes could have occurred in the funding and operation of IronX if its operated as an independent, stand-alone entity, including the need for debt and the incurrence of interest expense, which could have a significant impact on its financial position and results of operations.

US GAAP varies in certain significant respects from accounting principles generally accepted in Canada ("Canadian GAAP"). The Company has presented the nature of such differences in Note 20 to the combined financial statements.

The Company and its subsidiaries maintain their statutory accounting records in local currency, the real. The U.S. dollar amounts presented in the combined financial statements have been translated from the local currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") no. 52 - Foreign Currency Translation.

The Company and its subsidiaries determined the local currency ("real") as their functional currency and have translated all assets and liabilities into U.S. dollars at the current exchange rate at December 31, 2007 and 2006 (R$1.7713 and R$2.1380 to US$1.00, respectively), and all amounts in the statements of operations and cash flows at the average rates prevailing during each of the months within the years ended December 31, 2007, 2006 and 2005 and the period from the inception date (November 17, 2003) to December 31, 2007. The related translation adjustments are included in accumulated other comprehensive income (loss), a component of shareholders' equity (deficit).

***b. Basis of combination***

The Company is presenting the combined financial statements of the companies that will be carved-out from MMX financial statements and contributed to IronX that will exist after the restructuring mentioned in Note 1 be completed. As such, the combined financial statements include the accounts of the Company and all majority owned subsidiaries in which the Company directly or indirectly has either (a) a majority of the equity of the subsidiary or otherwise has management control, or (b) the Company has determined itself to be the primary beneficiary of a variable interest entity in accordance with FIN 46 (R).

*(In thousands of U.S. dollars, unless otherwise stated)*

The combined financial statements combine the following companies:

| | Ownership percentage - Combined | |
|---|---|---|
| | **2007** | **2006** |
| Direct subsidiaries: | | |
| MMX Amapá | 70.00 | 70.00 |
| MMX Minas-Rio | (*) | 70.00 |
| MMX Metálicos Amapá | 99.99 | - |
| Bay Service | 99.99 | - |
| Indirect subsidiaries: | | |
| MPC (currently MMX Minas-Rio) | - | 69.99 |
| MMX Serro | (*) | - |
| MMX Logística do Amapá | 69.99 | 69.99 |

(*) The detail of the non-consolidated subsidiary are as follows:

| | Ownership percentage - Combined | |
|---|---|---|
| | **December 31, 2007** | **December 31, 2006** |
| MMX Minas-Rio (a) | 51.00% | - |

(a) Includes the indirect investee MMX Serro - 99.99%.

In July 2007, a new minority shareholder has contributed to capital, when it was signed a partners' agreements, by which the minority shareholder has substantive approval and veto rights. As a result and in accordance with rules set forth by EITF 96-16, MMX has been accounting for this investment under by the equity method as from July 2007, although currently owning 51% of the common stock of these non-consolidated subsidiaries.

The accounting policies have been consistently applied in all the combined and non-combined companies and are consistent with those used in the previous year.

The subsidiaries MMX Metálicos Amapá and MMX Logística do Amapá, in which minority interests exist have presented losses exceeding the minority interest in the equity capital of these subsidiaries, such excess applicable to the minority interest were charged against statements of operation, as there is no obligation for the minority interest to make good such losses. However, if future earnings do materialize, the statements of operation will be credited to the extent of such losses were previously absorbed.

In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by FASB Interpretation 46(R) - Consolidation of Variable Interest Entities ("FIN 46(R)") and to assess whether it is the primary beneficiary with respect to such entities.

In 2007, the Company acquired four private investment funds, for which the Company and its subsidiaries are the primary beneficiaries. The investments are represented mainly by certificates of deposits and debt securities issued by the Brazilian government. As the Company is the only beneficiary of those private investment funds, they were included in the combined financial statements in accordance with FIN 46(R).

### c. *Cash and cash equivalents*

Cash and cash equivalents include all highly liquid temporary cash investments with maturity dates of three months or less. Unrealized gains or losses are included in financial income (expenses).

### d. *Trade accounts receivable and provision for doubtful accounts*

Trade accounts receivable are reflected at the estimated net realizable value and do not bear interest. When necessary, a provision for doubtful accounts will be recorded at an amount considered sufficient by management to cover estimated losses arising on collection of accounts receivable. No provision has been recognized as of December 31, 2007, 2006 and 2005.

### e. *Inventories*

Inventories are stated at the weighted average cost of acquisition or production, which does not exceed net realizable values:

### *f. Derivative instruments and hedging activities*

The Company accounts for derivatives and hedging activities in accordance with FASB Statement no. 133 - Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

All derivative financial instruments are marked-to-market at each balance sheet date, with the impact of changes in their fair value recorded as financial income (expenses).

### *g. Results during the exploration stage*

Revenues during the exploration stage were obtained from a railroad contract in place at the time MMX Logística do Amapá no longer in the development stage.

Such revenues are recognized when services are rendered, and when the customer takes ownership and assumes the risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

### *h. Exploration costs*

Exploration costs are expensed as incurred and relate to the exploration and evaluation costs associated with mine drilling. Management's decision to develop or mine a property will be based on an assessment of the viability of the property and the availability of financing. The Company and its subsidiaries capitalize mining exploration and other related costs attributable to reserves when a definitive feasibility study establishes proven and probable reserves. Capitalized mining costs are amortized using the unit of production method and are also subject to an impairment assessment.

### *i. Income taxes*

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

*j. Use of estimates*

The preparation of the combined financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements, and with respect to the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of inventories, property, plant and equipment, intangibles, deferred income tax assets, asset retirement obligations, valuation of derivative instruments and fair value of financial instruments. Actual results could differ from those estimates. The Company reviews the estimates and assumptions periodically.

***k. Property, plant and equipment***

Property, plant and equipment are recorded at cost, including interest capitalized during the construction of major new facilities, less accumulated depreciation. Interest during the construction period on borrowings denominated in foreign currency is capitalized using contractual or average interest rates, exclusive of foreign exchange gains or losses. Depreciation on property, plant and equipment is or will be calculated on the straight-line method over the estimated useful lives of the assets, as detailed in Note 8. The mining rights are or will be amortized using the unit of production method. Timber resources are stated at cost, less accumulated depletion, which will be determined on the unit-of-production basis.

***l. Intangibles, net***

Intangible assets consist of railroad concession rights, which are stated at cost. Amortization is calculated on the straight-line method over the period of the related concession contract, which is 20 years.

***m. Recoverability of long lived assets***

In accordance with FASB Statement no. 144 - Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant and equipment and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

***n. Net income (loss) per share***

Basic net income (loss) per share amounts has been computed by dividing net (income) loss by the weighted average number of common stock outstanding. There were no adjustments to net income (loss) in calculating diluted nit income (loss) per share.

***o. Segment information***

The Company has adopted SFAS no. 131 - Disclosures about Segments of an Enterprise and Related Information, which introduces a "management approach" concept for reporting segment information, whereby financial information is required to be reported on the basis that the chief operating decision-maker uses such information internally for deciding how to allocate resources to segments and in assessing performance. Management has concluded that the Company has one reportable segment - iron ore.

***p. Other comprehensive income (loss)***

Other comprehensive income (loss) includes all changes in shareholders' equity during a period from non-shareholder sources.

### *q. Commitments and contingencies*

Liabilities for loss contingencies, including environmental remediation costs not within the scope of FASB Statement no. 143 - Accounting for Asset Retirement Obligations, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Recoveries of environmental remediation costs from third parties, which are probable of realization, are separately recorded as assets, and are not offset against the related environmental liability, in accordance with FASB Interpretation no. 39 - Offsetting of Amounts Related to Certain Contracts.

The Company accrues for losses associated with environmental remediation obligations not within the scope of Statement no. 143 when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environment remediation obligations are discounted to their present value.

The Company records asset retirement obligations in accordance with FASB Statement no. 143. Under SFAS no. 143, the fair value of asset retirement obligations is recorded as liabilities on a discounted basis when they are incurred. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the useful life of such assets by the unit of production method. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

### *r. Investments in non-consolidated company*

The Company uses the equity method of accounting for all long-term investments for which it owns between 20% to 50% of the investee's outstanding voting stock or has the ability to exercise significant influence over operating and financial polices of the investee, without controlling it. The equity method requires periodic adjustment to the investment account to recognize the Company's proportion share in the investee's results, reduced by dividends paid.

*(In thousands of U.S. dollars, unless otherwise stated)*

*s. Recently issued accounting pronouncements*

- **FASB Statement No. 157, Fair Value Measurements ("SFAS 157")**

  In September 2006, the FASB issued SFAS 157, which became effective for the Company on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The Company is still evaluating the possible effects to its combined financial statements, and additional disclosures.

- **FASB Staff Position FAS No. 157-2, Effective Date of SFAS 157 ("FSP 157- 2")**

  In February 2008, the FASB issued FSP 157-2, which delays the Company's January 1, 2008, effective date of FAS 157 for all non financial assets and non financial liabilities, except those recognized or disclosed at fair value in the combined financial statements on a recurring basis (at least annually), until January 1, 2009. The Company is still evaluating the possible effects to its combined financial statements, and additional disclosures.

- **FASB Statement 159 "The Fair Value Option for Financial Assets and Financial Liabilities." ("SFAS 159")**

  In February 2007, the FASB issued SFAS 159, that permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is still evaluating the possible effects to its combined financial statements, and additional disclosures.

*(In thousands of U.S. dollars, unless otherwise stated)*

- **FASB Statement No. 141 (revised 2007), Business Combinations ("SFAS 141-R")**

  In December 2007, the FASB issued SFAS 141-R, which will become effective for business combination transactions having an acquisition date on or after January 1, 2009. This standard requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective fair values. SFAS 141-R changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in-process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred income and social contribution taxes asset valuation allowances and income tax uncertainties after the acquisition to be generally recognized in income tax expense; acquired contingent liabilities to be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined 'under existing guidance for non-acquired contingencies. SFAS 141-R also includes a substantial number of new disclosures requirements. The impact on the application of SFAS 141-R in the consolidation financial statements will depend on the business combinations arising during 2009 and thereafter.

- **FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial statements, an amendment of ARB No. 51 ("SFAS 160")**

  In December 2007, the FASB issued SFAS 160, that establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the combined financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in combined net income on the face of the income statement. Certain changes in a parent's ownership interest are to be accounted for as equity transactions and when a subsidiary is deconsolidated, any noncontrolling equity investment in the former subsidiary is to be initially measured at fair value. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company's presentation of statement of operations and balance sheet will be evaluate by Company's management.

*(In thousands of U.S. dollars, unless otherwise stated)*

- **FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133 ("SFAS 161")**

  In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." This statement requires enhanced disclosures about the use of derivative instruments, the accounting for derivative instruments under SFAS 133 and related interpretations, and the impact of derivative instruments and related hedged items on financial position, financial performance, and cash flows, particularly from a risk perspective. SFAS 157 is effective for fiscal years beginning after November 15, 2008. Adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

*t. Recently adopted accounting pronouncements*

- **FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, An Interpretation of FASB Statement 109 (FIN 48)**

  In July 2006, the FASB issued FIN 48, which became effective on January 1, 2007 (see Note 14).

## 3 Marketable securities

Marketable securities represent amounts invested in exclusive funds managed by financial institutions and linked to federal government securities and private securities ("CDB" - Bank Deposit Certificate) of first-class financial institutions, as well as private securities (Bank Credit Notes and Debentures) issued by companies and financial institutions, all having average profitability equivalent to DI Cetip ("CDI" - Interbank Deposit Certificate).

*(In thousands of U.S. dollars, unless otherwise stated)*

The portfolio of marketable securities, which are classified as "held for trading", as of December 31, 2007 and 2006 are broken down as follows:

| | Total | |
|---|---|---|
| **Financial institution** | **December 31, 2007 (*)** | **December 31, 2006** |
| Exclusive funds: | | |
| Banco Pactual | - | 3,203 |
| Credit Suisse | - | - |
| Total exclusive funds | - | 3,203 |
| Other investments: | | |
| Banco Itaú BBA | - | - |
| ABN AMRO Bank | - | 184 |
| Unibanco and other | - | 133 |
| Total other investments | - | 317 |
| Total investments | - | 3,520 |
| Restricted investments | - | - |
| Total investments, net | - | 3,520 |

(*) Exclusion of balances as of December 31, 2007 from non-combined companies previously consolidated.

These funds are held exclusively for the Company in major financial institutions and are short-term and immediately available. The Company has not incurred in any losses on these investment funds for the years ended December 31, 2007 and 2006.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 4 Recoverable taxes

Recoverable taxes are comprised of the following:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Value added tax ("ICMS") | 15,707 | 386 |
| Withholding taxes at source ("IRRF") | 421 | 495 |
| Other | 430 | 61 |
| | 16,558 | 942 |
| Current assets | 851 | 942 |
| Noncurrent assets | 15,707 | - |

## 5 Derivative financial instruments

The Company's subsidiaries have derivative financial instruments to manage their exposure on its foreign currency denominated debt instruments. The Company's subsidiaries do not enter into derivative financial instruments for any purpose other than cash flow hedging purposes. That is, the subsidiaries do not speculate by using derivatives. In order to reduce the impact of fluctuations in the exchange rate, the subsidiaries have adopted a policy of entering into swap contracts.

By using derivative financial instruments to manage exposures to changes in exchange rates, the subsidiaries expose themselves to credit risks and market risks. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the subsidiaries, which creates a credit risk for the subsidiaries. When the fair value of a derivative contract is negative, the subsidiaries owe the counterparty and, therefore, they do not posses a credit risk. The subsidiaries reduce their credit risk in derivative financial instruments by entering into transactions with high quality counterparties.

*(In thousands of U.S. dollars, unless otherwise stated)*

Market risk, in this case, is the adverse effect on the value of a financial instrument that results from a change in currency exchange rates, managed by establishing and monitoring parameters that limit the types and degree of market risks that may be undertaken.

Management monitors and evaluates its overall position daily in order to evaluate financial results and impact on the subsidiaries' cash flows. All financial derivative instruments are marked-to-market at each balance sheet date, with the impact of changes in their fair value recorded as financial income (expenses).

During the years ended December 31, 2007, 2006 and 2005, and accumulated as from the inception, November 17, 2003 to December 31, 2007, gains of $148,601, $24,024, $0 and $172,625, respectively, were effectively realized and unrealized gains of 157,292, $16,389, $630 and 174,311, for the same periods mentioned above were recognized. Realized and unrealized gains and losses were recorded in the statements of operations.

## 6 Fair value of financial instruments

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. Certain assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

*(In thousands of U.S. dollars, unless otherwise stated)*

The estimated fair values of financial instruments are as follows:

| | December 31, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| | **Carrying amounts** | **Fair value** | **Carrying Amounts** | **Fair value** |
| Financial assets: | | | | |
| Cash and cash equivalents | 163,435 | 163,435 | 388 | 388 |
| Derivative financial instruments | (426) | (426) | 8,265 | 8,265 |
| Marketable securities | - | - | 3,520 | 3,520 |
| Financial liabilities: | | | | |
| Debt: | | | | |
| In foreign currency | 196,680 | 196,680 | 62,500 | 62,500 |
| In local currency | 126,687 | 126,687 | 1,115 | 1,115 |
| Notes payable: | | | | |
| In foreign currency | - | - | 11,276 | 11,276 |
| In local currency | - | - | 9,832 | 9,832 |

***Criteria, assumptions and limitations used to calculate the market value***

*Cash and cash equivalents*

The accounting value approximates the market value of the trading securities due to the short-term maturity of these instruments.

*Marketable securities*

Both carrying amount and fair value of the marketable securities are calculated based on current market rates applicable for such type of debt securities.

*Debt*

The fair value of the Company's debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers.

*(In thousands of U.S. dollars, unless otherwise stated)*

*Notes payable*

The fair value of notes payable is calculated and recorded through the discounting of the Company's cash flows using a market interest rate of 8%, as the notes a either non-interest bearing or low-interest bearing (see Note 12).

*Derivatives financial instruments - swaps*

The fair value is determined based on quotations provided by the financial institutions which issued the financial instruments.

The following table presents the estimated fair values of the Company's derivative financial instruments as follows:

| | **Fair Value** | |
|---|---|---|
| | **December 31, 2007** | **December 31, 2006** |
| Currency swap transactions: | | |
| For a $30,000 amount (Banco Santander), maturing February 2007 | - | 542 |
| For a $45,000 amount (Banco ABC Brasil), maturing February 2007 | - | 811 |
| For a $65,000 amount (Banco Pactual), maturing February 2007 | - | 1,664 |
| For a $110,000 amount (Unibanco S.A.), maturing February 2007 | - | 2,816 |
| For a $45,000 amount (Banco ABN AMRO S.A.) maturing February 2007 | - | 1,152 |
| For a $50,000 amount (Banco Votorantim.), maturing February 2007 | - | 1,280 |
| For a $50,000 amount (Banco Pactual), maturing February 2008 | (426) | - |
| Total | (426) | 8,265 |

*(In thousands of U.S. dollars, unless otherwise stated)*

## 7 Investments in non-consolidated companies

Investments in subsidiaries companies accounted for under the equity method consist of 51% of the common stock of MMX Minas-Rio. As explained in Note 2r, the minority shareholder has substantive approval and veto rights. As a result, MMX has been accounting for those investments under by the equity method as from July 2007 (date of the capital contribution of such minority shareholder), although currently owning 51% of the common stock of these non-combined subsidiaries, in accordance with rules set forth by EITF 96-16.

The summary financial information for the investments as of December 31, 2007 and for the year then ended is as follows:

| | MMX Minas-Rio |
|---|---|
| Assets: | |
| Current assets | 742,436 |
| Property, plant, and equipment, net | 377,529 |
| Other noncurrent assets | 36,330 |
| | 1,156,295 |
| Liabilities and shareholders' equity: | |
| Current liabilities | 205,136 |
| Long-term liabilities | 126,093 |
| Shareholders' equity | 825,066 |
| | 1,156,295 |
| Statements of operations: | |
| Operating loss | (64,600) |
| Other income | 216,018 |
| Income and social contribution taxes | (42,392) |
| Net income for the year | 109,026 |

The Company's investment in its subsidiary amounts to $420,784 and the equity pick up loss recorded in its statement of operation amounts to $18,387.

The Company recorded a capital gain amounting to $349,914 due to change in the subsidiary MMX Minas-Rio ownership, resulted from the restructuring.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 8 Property, plant and equipment

| | Annual depreciation - depletion rates (%) | December 31, 2007 | | | December 31, 2006 | | |
|---|---|---|---|---|---|---|---|
| | | Cost | Accumulated depreciation | Carrying amount | Cost | Accumulated depreciation | Carrying amount |
| Mining rights | (a) | - | - | - | 75,759 | - | 75,759 |
| Asset retirement obligation | (a) | 1,731 | - | 1,731 | 4,537 | - | 4,537 |
| Land | - | 17,471 | - | 17,516 | 15,635 | - | 15,635 |
| Building and improvements | 4 | 1,165 | (77) | 1,088 | 2,207 | (15) | 2,192 |
| Railroad equipment | 5 | 14,706 | (413) | 14,293 | 2,942 | (42) | 2,900 |
| Machinery and equipment | 10 | 16,473 | (777) | 15,696 | 1,744 | (103) | 1,641 |
| Furniture and fixture | 10 | 874 | (151) | 723 | 627 | (46) | 581 |
| Vehicles | 20 | 25,057 | (2,044) | 23,013 | 1,013 | (83) | 930 |
| Data processing equipment | 20 | 1,699 | (329) | 1,370 | 833 | (78) | 755 |
| Construction in progress | - | 283,981 | - | 283,981 | 15,038 | - | 15,038 |
| Other | 20 | - | - | - | - | - | - |
| **Total** | | 363,157 | (3,791) | 359,366 | 120,335 | (367) | 119,968 |

(a) Units of production method.

During the years ended December 31, 2007, 2006, 2005 and accumulated as from the inception November 17, 2003, the Company had capitalized interest in the amount of $8,302, $0, $0 and, $8,302 respectively.

All property, plant and equipment items are located in Brazil and will be employed in the mining business. The Company's management believes that the balance of its fixed assets is recoverable through cash flows from its future operations, as from the operation's start-up date.

*(In thousands of U.S. dollars, unless otherwise stated)*

***Mining rights***

| **Companies** | **Item** | **State** | **Mining right** | **December, 31 2007 (*)** | **December 31, 2006** |
|---|---|---|---|---|---|
| Acquisitions: | | | | | |
| MMX Minas-Rio | **(a)** | Minas Gerais | Iron ore | - | 14,277 |
| MMX Serro | **(b)** | Bahia | Iron ore | - | 1,152 |
| MPC (currently MMX Minas-Rio) | **(c)** | Mato Grosso do Sul | Iron ore | - | 53,744 |
| | | | | - | 69,173 |
| Advances for mining rights acquisitions: | | | | | |
| MMX Serro | (d) | Minas Gerais | Iron ore | - | 723 |
| MMX Minas-Rio | (e) | Minas Gerais | Iron ore | - | 5,863 |
| | | | | - | 6,586 |
| **Total** | | | | - | 75,759 |

(*) Exclusion of balances as of December 31, 2007 from non-combined companies previously consolidated.

**(a)** Located in the Quadrilátero Ferrífero region and acquired by the subsidiary MMX Minas-Rio on October 19, 2005, at cost of $14,277 at present value, a total of $4,445 out of which was paid on November 3, 2005, February 20, 2006 and April 30, 2006. The remaining amount of $9,832 (principal plus accrued interest) will be paid in installments, as described in Note 12a.

**(b)** On March 13, 2006 (and a contractual amendment in August 2006), an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Serra do Espinhaço region, for which it paid the equivalent of $1,150 as purchase option. On January 24, 2007, the purchase option of this right was exercised in the amount of $19,760 to be paid in twenty equal, consecutive and monthly installments in the amount of $988, adjusted by the savings index. On April 4, 2007, MMX Minas-Rio organized MMX Serro with this right.

*(In thousands of U.S. dollars, unless otherwise stated)*

**(c)** Located in the Quadrilátero Ferrífero region and acquired on August 17, 2005, through the acquisition of shares of MPC, the owner of the mining rights. The total value of the transaction was $69,112 at present value, and the first installment of $20,000 was paid in 2005. As mentioned in Note 12c on October 23, 2006, the subsidiary MMX Minas-Rio entered an amendment to the original purchase contract for the acquisition of MPC shares, due to a revision of the total MPC's mining deposit. This amendment resulted in a decrease in the total amount of the remaining note payable to $29,570 (face amount of $30,500), $20,000 out of which was paid in December 2006. The current note payable related to such acquisition amounts to $10,050 (face amount of $10,500) as of December 31, 2007.

**(d)** On March 3, 2006, an option agreement, amounting to $500, was entered into for the mining rights purchase regarding iron ore exploration, in the Serra do Espinhaço region. Such amount has been paid in full. On December 11, 2006, an amendment to the original contract was signed, increasing the option by $200, to be paid in four equal and monthly installments as from December 2006. Determination of the total value is subject to the mining reserve dimension as to the content of ore, which will be determined through a research program to be carried out. On April 4, 2007, MMX Minas-Rio organized MMX Serro with this right. On July12, 2007, MMX Serro entered into an amendment to the original contract, increasing the option by $9,006, which was fully paid during 2007.

**(e)** On April 28, 2006, a purchase option agreement was signed to mine iron ore in the region of the Iron Quadrilateral, for which $6,000 (equivalent to R$12,535) was paid by way of purchase option. The purchase option was valid for ten months and was extended for a further eight months through payment of an additional amount of $18,500 thousand (equivalent to R$38,878), which was carried out on March 6, 2007. On October 31, 2007 MMX Minas-Rio exercised the purchase option of 100% of the mining rights in the amount of $141,750 in seven equal installments of $24,250. This right was not combined in the balances as of December 31, 2007 since MMX Minas-Rio is a subsidiary whose control is shared, as described in Note 7.

*(In thousands of U.S. dollars, unless otherwise stated)*

On July 14, 2006, the subsidiary MMX Amapá and Mineração Pedra Branca do Amapari (MPBA) entered into an agreement by which MPBA transferred to MMX Amapá certain mining rights. In exchange MMX Amapá agreed to pay MPBA the equivalent of 1% of the gross revenues obtained from the selling or any other type of trade of the iron ore or other ores coming from those mining rights.

## 9 Intangibles, net

Intangible assets consist of the following:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Railroad concession rights | 459 | 380 |
| Accumulated amortization | (34) | (17) |
| | 425 | 363 |

Aggregate amortization expense on railroad concession rights was approximately $34, $17, $0 and $34 for the years ended December 31, 2007, 2006 and 2005 and for the accumulated period as from the inception (November 17, 2003) to December 31, 2007 respectively. Estimated amortization expense for each of the five succeeding fiscal years is as follows:

| | |
|---|---|
| 2007 | 23 |
| 2008 | 23 |
| 2009 | 23 |
| 2010 | 23 |
| 2011 | 23 |

*(In thousands of U.S. dollars, unless otherwise stated)*

## 10 Asset retirement obligations

The Company's subsidiaries have asset retirement obligations arising from regulatory requirements to perform certain asset retirement activities when the right to perform mining activities is over. The liability is initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized and will be depreciated over the related long-lived asset's useful life by the unit of production method. The following table presents the activity for the asset retirement obligations for the years ended December 31, 2007, 2006 and from the inception date (November 17, 2003) to December 31, 2007:

| | 2007 | 2006 | 2005 | Inception date (November 17, 2003 to December 31, 2007) |
|---|---|---|---|---|
| Beginning balance: | 5,172 | 4,144 | - | - |
| Additional liabilities incurred | - | - | 4,144 | 4,144 |
| Exclusion of balances from non-combined companies previously consolidated | (4,192) | - | - | (4,192) |
| Accretion expense - net | 1,269 | 1,028 | - | 2,297 |
| Ending balance | 2,249 | 5,172 | 4,144 | 2,249 |

## 11 Transactions with related parties

| | Assets | | Liabilities | |
|---|---|---|---|---|
| | December 31, 2007 | December 31, 2006 | December 31, 2007 | December 31, 2006 |
| MMX Corumbá | 34 | 9 | 8 | 1,926 |
| MMX Metálicos Corumbá | - | - | 85 | 222 |
| MMX | - | - | 91,340 | 63,339 |
| MMX Minas-Rio | - | - | 15 | - |
| Other | - | 132 | - | - |
| | 34 | 141 | 91,448 | 65,487 |

*(In thousands of U.S. dollars, unless otherwise stated)*

The balances as of December 31, 2007 and 2006 refer mainly to loans agreements transactions of the Company with its direct and indirect subsidiaries, which were made under usual market conditions for the respective types of operations.

## 12 Notes payable

| | | December 31, 2007 | | December 31, 2006 | |
|---|---|---|---|---|---|
| | | Current | Long-term | Current | Long-term |
| Related to the acquisition of mining rights by MMX Minas-Rio: $13,833 face amounts as of December 31, 2006, non-interest bearing (less unamortized discount based on imputed interest rate of 8% - 2006: $4,000), due in February and April 2006 and October 2009, 2010 and 2011. (*) | (a) | - | - | - | 9,832 |
| Other | | - | - | 943 | 283 |
| Related to the acquisition of subsidiary by MMX Minas-Rio: U.S. dollar denominated accounts payable: $10,500 face amounts as of and December 31, 2006 low-interest-rate bearing (less unamortized discount based on imputed interest rate of 8% - 2006: $450). (*) | (b) | - | - | 10,050 | - |
| Total | | - | - | 10,993 | 10,115 |

(*) Exclusion of balances as of December 31, 2007 from non-combined companies previously consolidated.

*(In thousands of U.S. dollars, unless otherwise stated)*

**(a)** Remaining balance payable to the seller, in three installments, all indexed by IGP-M, due on October 19, 2009, 2010 and 2011, in such amounts of $3,770, $4,361 and $4,724, respectively, as set forth through a contract amendment on July 1, 2006. As these notes payable did not include interest, thus reflecting a more favorable condition that would otherwise have been available to the subsidiary MMX Minas-Rio, they were discounted through application of a market rate of interest, 8% per annum, and a corresponding decrease was recorded in the carrying value of the mining rights in the balance sheet.

**(b)** Amount related to the acquisition of the subsidiary MPC, due to the sellers. As of December 3, 2006, it was paid the amount of $20,000 and the remaining balance of $55,000 (face value) would be paid on June 23, 2008 with interest of 2.5% p.a.

The Company has given MPC's mining rights as collateral. As these notes payable reflected a more favorable interest rate than would otherwise have been available to the subsidiary MMX Minas-Rio, they were discounted through application of a market rate of interest, 8% per annum, and a corresponding decrease was recorded in the carrying value of the mining rights in the balance sheet.

As mentioned in note 8c, on October 23, 2006, the subsidiary MMX Minas-Rio entered an amendment to the original purchase contract for the acquisition of MPC shares, due to a revision of the total MPC's mining deposit. This amendment resulted in an anticipation of the maturity date and a decrease in the total amount of the remaining note payable related to such acquisition by $22,660 (face amount of $24,500), from $52,230 (face amount of $55,000) to $29,570 (face amount of $30,500). This difference, amounting to $22,660, was credited against mining rights.

On December 3, 2006, the Company paid $19,728 (face amount $20,000). The remaining balance of $9,841 (face amount $10,500) was paid on July 30, 2007.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 13 Debt

| Bank | Currency | Interest % p.a. | Final maturity date | Guarantees | December 31, 2007 | December 31, 2006 |
|---|---|---|---|---|---|---|
| Unibanco S.A. | US$ | Libor + 2.95 | 7/21/2008 | (b) (c) | - | 6,500 |
| Unibanco S.A. | US$ | Libor + 2.95 | 7/24/2008 | (b) (c) | - | 12,000 |
| Unibanco S.A. | US$ | Libor + 2.95 | 9/16/2008 | (b) (c) | - | 8,000 |
| Unibanco S.A. | US$ | Libor + 2.95 | 7/15/2008 | (b) (c) | - | 5,000 |
| Unibanco S.A. | US$ | Libor + 2.95 | 9/10/2008 | (b) (c) | - | 5,000 |
| Unibanco S.A. | US$ | Libor + 2.95 | 11/18/2008 | (b) (c) | - | 3,500 |
| Banco Itaú BBA S.A. | US$ | 8.10 | 9/6/2007 | (c) | - | 4,000 |
| Unibanco S.A. | US$ | 6.60 | 6/28/2007 | (a) | - | 5,000 |
| Unibanco S.A. | US$ | 6.60 | 6/28/2007 | (b) (c) | - | 5,000 |
| Unibanco S.A. | R$ | CDI+1.21% | 1/2/2007 | (c) | - | 1,115 |
| Banco Itaú BBA S.A. | US$ | 8.30 | 3/24/2008 | (c) | - | 1,000 |
| Banco Itaú BBA S.A. | US$ | 8.10 | 9/6/2007 | (c) | - | 2,500 |
| Banco Itaú BBA S.A. | US$ | 6.90 | 7/24/2007 | (c) | - | 5,000 |
| Banco Itaú BBA S.A. | US$ | 7.80 | 1/29/2008 | (c) | 46,680 | - |
| Banco Itaú BBA S.A. | US$ | 7.80 | 1/29/2008 | (c) | 80,000 | - |
| Banco Itaú BBA S.A. | US$ | 7.85 | 11/26/2014 | (c) | 20,000 | - |
| Banco ABC Brasil S.A. | US$ | 8.45 | 11/26/2014 | (c) | 50,000 | - |
| Banco Itaú BBA S.A. BNDES | R$ | 9.90 | 10/29/2015 | (b) (c) | 114,387 | - |
| Banco Itaú BBA S.A. BNDES | R$ | 9.90 | 10/15/2015 | (b) (c) | 12,300 | - |
| | | | | | 323,367 | 63,615 |
| **Short-term** | | | | | 112,839 | 22,615 |
| **Long-term** | | | | | 210,528 | 41,000 |
| Interest short-term | | | | | 16,868 | 1,088 |

*(In thousands of U.S. dollars, unless otherwise stated)*

Composition of foreign currency denominated debt by currency:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Currency: | | |
| Brazilian reais | 126,687 | 1,115 |
| United States dollars | 196,680 | 62,500 |
| | 323,367 | 63,615 |

At December 31, 2007, the Company's long-term debt matures as follows:

| | |
|---|---|
| 2008 | - |
| 2009 | 6,364 |
| 2010 | 29,761 |
| 2011 | 38,278 |
| 2012 and after | 136,125 |
| | 210,528 |

All debts mentioned above will be paid in one installment at maturity date.

Guarantees:

**(a)** All debts are guaranteed by personal guarantee from the controlling shareholder as intervening party or co-obligor.

**(b)** Pledge of mining rights and guarantee ceded by the subsidiary.

**(c)** Combined subsidiaries' debts guaranteed by MMX.

*(In thousands of U.S. dollars, unless otherwise stated)*

In addition to the debt facilities, the following credit lines are available to the Company:

The Company, through its subsidiaries MMX Amapá and MMX Logística do Amapá, has a credit line in the amount of $250,000 for a seven-year term and two-year grace period, provided by Banco ABC Brasil S.A. and Banco Itaú BBA, guaranteed by an export contract for the iron ore production of the Company. On February 22, 2007, the agreement of this loan was signed and the Company is preparing the necessary documentation. The loan when approved would be subject to a series of suspense conditions, among them, approval of the operation and rendering of guarantees by the financial institutions' credit committees.

The Company, by means of its subsidiary MMX Minas-Rio, has a credit line with Unibanco S.A. ("Unibanco") in the amount of $400,000 for a one hundred and forty four-month term and a six-month grace period. Unibanco will also act as an advisor for the contracting of $968,000 in additional lines, amounting, together with the direct line of Unibanco, to a total $1,518,000. These credit lines are subject to a series of guarantees and covenants, including pledge of mining rights, pledge of assets and other guarantees. Unibanco released a line of $50,000 in the bridge loan category for the initial investments of the project and obtainment of licenses. The Company has already fully used such credit line as of December 31, 2007. The collateral provided consisted of the pledge of the mining rights of process no. 830,286 of DNPM, owned by the subsidiary MMX Minas-Rio.

On June 6, 2007, the project of MMX Minas-Rio, aimed at the deployment of the infrastructure necessary for the exploration of iron ore mines in the Quadrilátero Ferrífero region of Minas Gerais, as well as the construction of the mining pipeline for transportation of iron ore pulp to the port terminal - Port of Açu, to be deployed in the municipality of São João da Barra, had its qualification for financing by the BNDES, which would occur through financial agents and eventual participation of BNDES to the syndicate of on lending banks. The approval of the qualification does not imply approval of financing, which will depend on compliance with the rules in force at BNDES.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 14 Income taxes

Income and social contribution taxes attributable to income was $0, for the year rended December 31, 2007, 2006 and 2005 and for the accumulated period as from the inception (November 17, 2003) to December 31, 2007 respectively, and differed from the amounts computed by applying the Brazilian Federal income tax rate of 34% (combined rate of federal income tax of 25% and social contribution of 9%) to pretax income from continuing operations as a result of the following:

| | **December 31, 2007** | **December 31, 2006** | **December 31, 2005** | **Inception date (November 17, 2003)to December 31, 2007** |
|---|---|---|---|---|
| Loss before income and social contribution taxes and minority interest | 28,382 | (37,965) | (7,298) | (17,310) |
| Expected federal income and social contribution tax benefit at statutory rates - 34% | (9,650) | 12,908 | 2,481 | 5,885 |
| Other | 521 | - | - | 521 |
| Permanent differences: | | | | |
| Equity pick up | (6,252) | - | (1) | (6,253) |
| | (15,381) | 12,908 | 2,480 | 153 |
| Valuation allowance allocated to deferred income tax expense | 15,381 | (12,908) | (2,480) | (153) |
| Income and social contribution taxes for the year | - | - | - | - |

*(In thousands of U.S. dollars, unless otherwise stated)*

The tax effects of temporary differences that give rise to significant portions of the deferred income and social contribution taxes assets at December 31, 2007, 2006 and 2005 are presented below:

| | **December 31, 2007** | **December 31, 2006** |
|---|---|---|
| Deferred income and social contribution taxes assets (liabilities): | | |
| Tax loss carryforwards | 7,641 | 2,315 |
| Temporary differences - differences between the Brazilian tax basis and the reporting basis raised from: | | |
| Start-up costs deferred for statutory accounting purposes | 35,519 | 16,657 |
| Discount through a market interest rate on notes payable and the related mining rights acquired | - | 1,291 |
| Unrealized gain on derivative instruments | - | (2,810) |
| Capitalization of interest | (2,823) | (186) |
| Provision for asset retirement obligation | - | 1,758 |
| Total gross deferred income and social contribution taxes asset, net | 40,337 | 19,025 |
| Less valuation allowance | (40,337) | (19,025) |
| Net deferred income and social contribution taxes assets | - | - |

Tax loss carryforwards may be carried-forward indefinitely against the profits of future periods; however, the offset is limited to 30% of current year taxable income. Total tax loss carryforwards are $22,474, $6,89 and $0 for December 31, 2007, 2006 and 2005, respectively. No carry-back of losses is allowed.

The valuation allowance for deferred income and social contribution taxes assets as of December 31, 2007, 2006 and 2005 was $40,337, $19,025 and $2,279, respectively. The net change in the total valuation allowance for the period from inception (January16, 2001) to December 31, 2007, 2006 and 2005 was $40,337, $19,025 and $2,279, respectively.

*(In thousands of U.S. dollars, unless otherwise stated)*

In assessing the realizability of deferred income and social contribution taxes assets, management considers whether it is more likely than not that some portion or all of the deferred income and social contribution taxes assets will not be realized. The ultimate realization of deferred income and social contribution taxes assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income and social contribution taxes liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred income and social contribution taxes asset, the Company will need to generate future taxable income. Management considers that the subsidiaries will not generate future taxable income in the short-term, as from the start up of its operations, in order to fully or partially recover such tax asset. As a result, a 100% valuation allowance on the deferred income and social contribution taxes asset has been recorded.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 provides guidance on recognition, classification and disclosure concerning uncertain income tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. The Company adopted FIN 48 on January 1, 2007. The adoption did not have a material impact on IronX's combined financial statements.

As on January 1, 2007, and for the twelve-month ended December 31, 2007, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company and its subsidiaries file income tax returns in Brazil. The Brazilian tax returns are open to examination by the respective tax authorities for the years beginning in 2002. The Company records interest related to unrecognized tax benefits in financial expenses and penalties in other operating expenses. As of January 1, 2007, and for the twelve-month ended December 31, 2007, the Company has not accrued interest and penalties related to unrecognized tax benefits.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 15 Shareholder's equity (deficit)

### *a. Capital stock*

The changes in the capital stock from the inception to December 31, 2007 are as follows:

| Capital contributions (all quantities adjusted for all regular and reverse stock splits) | $ |
|---|---|
| On January 1, 2005 (cash - 149 common shares - $0.007 per thousand shares) | 1 |
| On December 31, 2007 (cash 15,563,678 - common shares and Investments in related parties- 289,046,162 common shares - $0.52 per thousand shares) | 158,377 |
| | 158,378 |

The changes in the capital stock are reflect to negotiations between MMX's controlling shareholder and Anglo American Participações, as mentioned in Note 1.

### *b. Capital transaction*

As described in Note 7, the Company had gains on the dilution of its subsidiary shares issuance, however as its subsidiary, MMX Minas-Rio, is still in an exploration stage, such gain was recorded as capital transaction the additional paid-in capital account in the amount of $349,914 in accordance with provisions of SEC Accounting Bulletin 51.

## 16 Net income (loss) per share

There were no adjustments to net income (loss) in calculating diluted net income (loss) per share.

*(In thousands of U.S. dollars, unless otherwise stated)*

## 17 Financial income

| | December 31, 2007 | December 31, 2006 | December 31, 2005 | Inception date (November 17, 2003) to December 31, 2007 |
|---|---|---|---|---|
| Interest income | 4,213 | 667 | 1,100 | 5,980 |
| Gain on derivative instruments | 148,601 | 24,024 | - | 172,625 |
| Foreign exchange gain | 18,444 | 8,624 | - | 27,068 |
| | 171,258 | 33,315 | 1,100 | 205,673 |

## 18 Financial expenses

| | December 31, 2007 | December 31, 2006 | December 31, 2005 | Inception date (November 17, 2003) to December 31, 2007 |
|---|---|---|---|---|
| Interest expense | (44,867) | - | (3,197) | (48,064) |
| Capitalized interest | 8,302 | - | - | 8,302 |
| Foreign exchange loss | - | (19,294) | - | (19,294) |
| | (36,565) | (19,294) | (3,197) | (59,056) |

*(In thousands of U.S. dollars, unless otherwise stated)*

## 19 Commitments

At December 31, 2007, the Company and its subsidiaries had commitments with suppliers of goods and services as follows:

| Object of service contract | Date of signing | Due date | Balance of the contract December 31, 2007 |
|---|---|---|---|
| Basic engineering, detailed engineering, supply management and implementation management for the Itabirito processing plant in Amapá | 1/9/2006 | 8/1/2012 | 97,273 |
| Set up management of the Itabarito processing plant in Pedra Branca do Amapari | 6/30/2006 | 12/31/2007 | 4,882 |
| Contracts related to the construction of railway | 1/1/2006 | 7/2/2009 | 18,655 |
| Agreements related to construction of Terimal Port in Santana and other projects in Amapá | 5/1/2006 | 6/1/2008 | 11,462 |
| Legal and geological consultancy and advisory services with DNPM in iron ore mining projects in the state of Minas Gerais | 6/2/2006 | 6/2/2008 | 2,433 |
| Off-road vehicles to Amapá mining complex | 8/31/2006 | 11/23/2008 | 21,845 |
| Agreements related to production, storage, shipment and fluvial transportation of iron from the Beneficiation Plant of Amapá. | 4/9/2007 | 6/20/2027 | 331,069 |
| Others | | | 12,204 |
| Total | | | 499,823 |

## 20 Summary of principal differences between Canadian GAAP and US GAAP

These combined financial statements have been prepared in accordance with US GAAP. Material variations in the accounting principles, practices and methods used in preparing these combined financial statements from principles, practices and methods accepted by Canadian GAAP are described below.

***a. Description of GAAP differences***

*(i) Mineral properties*

Under US GAAP, acquisition costs and exploration costs must be expensed as incurred unless the resource properties have proven and probable reserves at which time costs incurred to bring the mine into production are capitalized as development costs.

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. The accounting practice adopted by the Company under Canadian GAAP is to expense exploration costs as incurred.

*(ii) Pre-operating costs*

US GAAP requires pre-operating costs to be expensed as incurred.

Canadian GAAP allows pre-operating costs to be capitalized until commercial production is established. The accounting practice adopted by the Company under Canadian GAAP is to expense pre-operating costs as incurred.

*(In thousands of U.S. dollars, unless otherwise stated)*

***b. Canadian GAAP supplementary information:***

*(i) Recently issued accounting standards*

- **Financial instruments -Disclosure and Presentation**

  In December 2006, the Canadian Institute of Chartered Accountants ("CICA") published the following two sections of the CICA Handbook: Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments-Presentation. These standards introduce disclosure and presentation requirements that will enabled financial statements' users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity's financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed. This standard will be implemented by the Company on January 1, 2008.

- **Capital Disclosures**

  In December 2006, the CICA published section 1535 of the Handbook, Capital disclosures, which requires disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) if it has not complied, the consequences of such non-compliance. This information will enable financial statements' users to evaluate the entity's objectives, policies and processes for managing capital. This standard will be implemented by the Company on January 1, 2008.

- **Inventories**

  In January 2007, the CICA published section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories. Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories. The company is currently assessing the impact of these new recommendations on its financial statements. This standard will be implemented by the Company on January 1, 2008.

  These standards must be adopted by the Company for the fiscal year beginning on January 1, 2008.

*(In thousands of U.S. dollars, unless otherwise stated)*

### c. *Financial Instruments and Hedging Activities*

Effective January 1, 2005, the Company adopted the CICA section 3855, "Financial Instruments - Recognition and Measurement", section 3865, "Hedges", section 1530, "Comprehensive Income" and section 3861, "Financial Instruments - Disclosure and Presentation". As applied to the Company, there are no differences between US GAAP and Canadian GAAP in these areas.

## 21 Subsequent events

### a. *Deposits in court for the Minas-Rio System*

The Company's subsidiaries MMX Minas-Rio and LLX Minas-Rio have questioned the requirement to pay federal income taxes (IRPJ and CSLL) on financial gains accrued during their pre-operating phase. The suits were filed on January 29, 2008 and on January 31, 2008 deposits were made in court in the respective total amounts of $84,776 and $9,260. At present, the Company is awaiting decisions at the lower court level in the Federal Courts of Rio de Janeiro.

### b. *Stock split*

On April 7, 2008, in the Special General Meeting, the Company approved the reverse share split of common shares in the proportion of 5.36227402647 shares for each existing share. The shares issued as a result of the split will vest the same rights and privileges as the existing shares.

### c. *Adaptation to the Law 11,638/2007*

Law 11,638/07 was enacted on December 28, 2007, and amends and repeals provisions of Laws 6,404 and 6,385, which governed financial statements preparation for Brazilian companies, in order to adjust accounting practices adopted in Brazil to the International Financial Reporting Standards ("IFRS"), affecting the Company's net income and shareholders' equity, which are basis for dividend and interest on equity payment.

The Company is currently evaluating the potential impact of this law.

EXHIBIT "G"

**MMX Mineração e Metálicos S.A.**
**Appraisal Report on the Shareholders' Equity at book value**
**as of December 31, 2007**

See attached.

KPMG

**MMX Mineração e Metálicos S.A. (Parent Company)**

# Appraisal Report on the Shareholders' Equity at book value as of December 31, 2007

*(Free Translation from Portuguese Original)*

## APPRAISAL REPORT

**KPMG Auditores Independentes**, with offices at Almirante Barroso, No. 52, 4th floor, in the City of Rio de Janeiro, Capital of the State of Rio de Janeiro (RJ), duly registered as a Corporate Taxpayer with the Ministry of Finance (CNPJ/MF) under No. 57.755.217/0003-90, an accounting firm originally registered with the São Paulo State (SP) Chapter of the Regional Accounting Council under No. CRC-SP-14.428/O-6-F-RJ, the Articles of Association of which was registered at the 2nd Corporate Registry Office of São Paulo – SP on June 24, 1987, with subsequent amendments to such Articles being registered at that same corporate registry office, the latest of which, dated March 31, 2006, was registered on microfilm under No. 85.448 on April 11, 2006, herein represented by its partner signing below, **Manuel Fernandes Rodrigues de Sousa**, a Portuguese citizen, married, accountant by profession, bearer of Brazilian Identity Card No. RNE W647091L-RJ, registered as an Individual Income Taxpayer with the Ministry of Finance (CPF/MF) under No. 783.840.017-15, registered with the Rio de Janeiro State Chapter of the Regional Accounting Council under No. CRC-052.428/O-2, resident and domiciled in the City of Niterói – RJ, whose offices are located at the same address as the firm he represents, having been appointed by **MMX Mineração e Metálicos S.A.** ("the Company"), a Brazilian joint stock corporation with registered offices at Praia do Flamengo, No. 154 – 5th floor, Rio de Janeiro - RJ, duly registered with the CNPJ/MF under No. 02.762.115/0001-49, as expert appraiser to determine the book net worth of the Company as of December 31, 2007, in accordance with accounting practices adopted in Brazil, hereby presents the results of its work.

**1 - Objective**

The objective of this Appraisal Report is to register the book value of the Company's net worth for purposes of spinning off the portion to be separated and attributed to IronX Mineração S.A. -- a Brazilian corporation with registered offices at Praia do Flamengo, No. 154 – 4th floor, Rio de Janeiro - RJ, duly registered as a corporate taxpayer with the Ministry of Finance under No. CNPJ/MF09.295.979/0001-47 – and to LLX Logística S.A. -- a Brazilian corporation with registered offices at Praia do Flamengo, No. 154 – 4th floor, Rio de Janeiro - RJ, duly registered as a corporate taxpayer with the Ministry of Finance under No. CNPJ/MF 08.741.499/0001-08, as a result of the corporate reorganization process being implemented by the Company.

**2 – Scope of our work**

This Appraisal Report on the Shareholders' Equity at book value is being issued in connection with our audit of the Company's Balance Sheet as of December 31, 2007, which was prepared under the oversight of the Company's Management.

We conducted our audit in accordance with the norms for independent audits of financial statements applicable in Brazil and therefore encompassed, among other procedures: (a) planning our work considering the materiality of balances, volume of transactions and the Company's accounting and internal control systems; (b) confirming on a test basis the evidence and account records that support the amounts disclosed; and (c) evaluating the accounting practices and significant estimates adopted by Management.

**3 - Conclusion**

Based on the work performed, we have concluded that the value of the assets, rights and obligations comprising the shareholders' equity of the Company at book value, in accordance with the balance sheet as of December 31, 2007 summarized in the Attachment hereto, is R$ 1,813,672,405.07 (one billion, eight hundred and thirteen million, six hundred and seventy-two thousand, four hundred and five Reais and seven centavos), represented by 15,230,492 (fifteen million, two hundred and thirty thousand, four hundred and ninety-two) common register shares without par value, corresponding to 100% (one hundred per cent) of its capital stock, as duly registered in the Company's accounting record books, in accordance with accounting practices adopted in Brazil.

Pursuant to the requisites of the Brazilian Securities Commission (CVM), we hereby inform that:

(a) According to the professional norms established by the Federal Accounting Council (CFC), we are not aware of any direct or indirect conflict of interest with respect to the Company and its subsidiaries or of any other circumstance that might represent a conflict of interest in relation to the services we have performed and which are described above; and

(b) We are not aware of any action taken by the controllers and administrators of the Company and its subsidiaries for the purpose of directing, limiting, hindering or engaging in any acts that have or may have compromised access to, use of or knowledge regarding information, assets, documents or working methodologies that would be relevant to the quality of the respective conclusions.

Rio de Janeiro, Brazil – *(Portuguese original signed March 7, 2008)*

*(Free English Version March 10, 2008)*

**KPMG Auditores Independentes**
CRC-SP-14.428/O-6-F-RJ

**Manuel Fernandes Rodrigues de Sousa**
Accountant - CRC-RJ-052.428/O-2
Engagement Partner

# Attachment to the Appraisal Report on the Shareholders' Equity at book value of MMX Mineração e Metálicos S.A. – Parent Company

## Balance Sheet as of December 31, 2007

| | | | |
|---|---|---|---|
| **A S S E T S** | | **LIABILITIES AND EQUITY** | |
| **Current Assets** | | **Current Liabilities** | |
| Cash and cash equivalents | 368.930.813,00 | Suppliers | 14.158.424,58 |
| Taxes recoverable | 23.118.090,36 | Working capital financings | 548.265,25 |
| Advances to suppliers | 5.714.776,04 | Taxes and contributions | 18.122.405,60 |
| Other credits | 62.789.541,87 | Other accounts payable | 17.097.319,61 |
| | 460.553.221,27 | | 49.926.415,04 |
| **Noncurrent Assets** | | **Noncurrent Liabilities** | |
| Taxes recoverable | 123.920,60 | Subsidiary and associated companies | 682.272,46 |
| Prepaid expenses | 202.961,39 | Other accounts payable | 7.909.454,91 |
| Subsidiary and associated companies | 316.417.020,06 | | |
| Other credits | 8.297,82 | | 8.591.727,37 |
| | 316.752.199,87 | **Stockholders' Equity** | |
| | | Capital stock | 1.142.804.167,04 |
| **Permanent Assets** | 1.077.582.250,41 | Revenue reserves | 670.868.238,03 |
| Investments | 80.453,97 | | |
| IRX Mineração | 19.929.396,74 | | 1.813.672.405,07 |
| Bay Service | 112.279.788,75 | | |
| Amapá Mineração | 660.778.315,20 | | |
| Minas Rio | 194.934,68 | | |
| Properties | 165.969.700,14 | | |
| LLX Logística | 120.000,00 | | |
| Bahia Ferro | 37.800.383,85 | | |
| Metálicos Corumbá | 9.999,00 | | |
| Metálicos Amapá | 80.419.278,08 | | |
| AVX | | | |
| | 604.470,31 | | |
| Intangible assets | | | |
| | 16.698.405,62 | | |
| Property, plant and equipment | | | |
| | 1.094.885.126,34 | | |
| **Total Assets** | 1.872.190.547,48 | **Total Liabilities and Equity** | 1.872.190.547,48 |

# MMX Mineração e Metálicos S.A. – Parent Company

## Balance Sheet as of

## December 31, 2007

| Descritpion | Balance before spin-off | Assets spun-off and attributed to IronX Mineração S.A. | Assets spun-off and attributed to LLX Logística S.A. | Balance after total spin-off |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current Assets** | | | | |
| Cash and cash equivalents | 368.930.813,00 | (78.906.318,97) | | 290.024.494,03 |
| Taxes recoverable | 23.118.090,36 | | | 23.118.090,36 |
| Advances to suppliers | 5.714.776,04 | | | 5.714.776,04 |
| Other credits | 62.789.541,87 | | | 62.789.541,87 |
| | **460.553.221,27** | **(78.906.318,97)** | **-** | **381.646.902,30** |
| **Noncurrent Assets** | | | | |
| Taxes recoverable | 123.920,60 | | | 123.920,60 |
| Prepaid expenses | 202.961,39 | | | 202.961,39 |
| Subsidiary and associated companies | 316.417.020,06 | | | 316.417.020,06 |
| Other credits | 8.297,82 | | | 8.297,82 |
| | **316.752.199,87** | | **-** | **316.752.199,87** |
| **Permanent Assets** | | | | |
| Investments | | | | |
| IRX Mineração Ltda | 80.453,97 | | | 80.453,97 |
| Bay Service | 19.929.396,74 | (19.929.396,74) | | - |
| Amapá Mineração | 112.279.788,75 | (112.279.788,75) | | - |
| Minas Rio | 660.778.315,20 | (660.778.315,20) | | - |
| Properties | 194.934,68 | | | 194.934,68 |
| LLX Logistica S/A | 165.969.700,14 | | (165.969.700,14) | - |
| Bahia Ferro | 120.000,00 | | | 120.000,00 |
| Metálicos Corumba | 37.800.383,85 | | | 37.800.383,85 |
| Metálicos Amapá | 9.999,00 | (9.999,00) | | - |
| AVX | 80.419.278,08 | | | 80.419.278,08 |
| Intangible Assets | 604.470,31 | | | 604.470,31 |
| Property, plant, equipment | 16.698.405,62 | | | 16.698.405,62 |
| | **1.094.885.126,34** | **(792.997.499,69)** | **(165.969.700,14)** | **135.917.926,51** |
| **Total do Ativo** | **1.872.190.547,48** | **(871.903.818,66)** | **(165.969.700,14)** | **834.317.028,68** |

# MMX Mineração e Metálicos S.A. - Parent Company

## Balance Sheet as of

## December 31, 2007

| Description | Balances before Total Spin-Off | Assets spun-off and attributed to IronX Mineração S.A. | Assets spun-off and attributed to LLX Logística S.A. | Balance after total spin-off |
|---|---|---|---|---|
| **LIABILITIES** | | | | |
| **Current Liabilities** | | | | |
| Suppliers | 14.158.424,58 | | | 14.158.424,58 |
| Working capital financings | 548.265,25 | | | 548.265,25 |
| Taxes and contributions | 18.122.405,60 | | | 18.122.405,60 |
| Other accounts payable | 17.097.319,61 | | | 17.097.319,61 |
| | **49.926.415,04** | | | **49.926.415,04** |
| **Noncurrent Liabilities** | | | | |
| Subsidiary and associated companies | 682.272,46 | | | 682.272,46 |
| Other Accounts Payable | 7.909.454,91 | | | 7.909.454,91 |
| | **8.591.727,37** | | | **8.591.727,37** |
| **Shareholders' Equity** | | | | |
| Capital stock | 1.142.804.167,04 | (317.143.618,74) | (49.861.662,03) | 775.798.886,27 |
| Reserves | 670.868.238,03 | (554.760.199,92) | (116.108.038,11) | - |
| | **1.813.672.405,07** | **(871.903.818,66)** | **(165.969.700,14)** | **775.798.886,27** |
| **Total Liabilities** | **1.872.190.547,48** | **(871.903.818,66)** | **(165.969.700,14)** | **834.317.028,68** |

# Bay Service Serviços Portuários Ltda.

## Balance Sheet as of

## December 31, 2007

| | |
|---|---|
| **A S S E T S** | |
| **Current Liabilities** | |
| Cash and cash equivalents | 18.536.367,91 |
| **Permanent Assets** | |
| Property, plant and equipment | 7.534.325,00 |
| **Total Assets** | 26.070.692,91 |
| **LIABILITIES** | |
| **Noncurrent Liabilities** | |
| Subsidiary and associated companies | 6.344.413,18 |
| **Stockholders' Equity** | |
| Capital stock | 20.050.000,00 |
| Retained earnings (deficit) | (323.720,27) |
| | 19.726.279,73 |
| **Total Liabilities** | 26.070.692,91 |

# MMX Amapá Mineração Ltda.

## Balance Sheet as of

## December 31, 2007

| | Parent Company | Consolidated |
|---|---|---|
| **A S S E T S** | | |
| **Current Assets** | | |
| Cash and cash equivalents | 170.314.230,19 | 191.798.378,94 |
| Trade accounts receivable | - | 981.489,48 |
| Advances | 2.805.875,99 | 2.928.492,94 |
| Taxes recoverable | 895.974,78 | 1.479.153,11 |
| Other credits | 585.833,04 | 619.935,32 |
| | 174.601.914,00 | 197.807.449,79 |
| **Noncurrent Assets** | | |
| Taxes recoverable | 24.692.039,75 | 27.821.693,69 |
| Subsidiary and associated companies | 85.300.025,55 | 2.087.964,13 |
| Other credits | 28.358.526,39 | 28.689.613,74 |
| | 138.350.591,69 | 58.599.271,56 |
| **Permanent Assets** | | |
| Intangible assets | 3.233.746,22 | 3.986.696,16 |
| Property, plant and equipment | 562.202.756,01 | 601.069.556,39 |
| Deferred charges | 131.539.185,08 | 147.673.077,82 |
| | 696.975.687,31 | 752.729.330,37 |
| **Total Assets** | 1.009.928.193,00 | 1.009.136.051,72 |
| **LIABILITIES** | | |
| **Current Liabilities** | | |
| Suppliers | 30.580.535,74 | 35.749.642,00 |
| Allowance for vacation and payroll charges | 1.631.117,74 | 1.841.635,38 |
| Taxes and contributions payable | 30.066.038,67 | 34.439.916,38 |
| Loans and financings | 229.680.287,70 | 229.748.949,08 |
| Provision for loss on derivative financial instruments | 753.013,27 | 753.013,27 |
| Obligations for acquisitions of property, plant and equipment | 10.769.896,17 | 10.769.896,17 |
| Provision for uncovered liabilities | 34.045.475,97 | - |
| Other obligations | 8.900.722,33 | 8.900.722,33 |
| | 346.427.087,59 | 322.203.774,61 |
| **Noncurrent Liabilities** | | |
| Loans with related parties | 351.120.734,79 | 372.908.349,10 |
| Subsidiary and associated companies | 145.127.032,38 | 146.770.589,77 |
| Other accounts payable | 6.853.640,03 | 6.853.640,03 |
| | 503.101.407,20 | 526.532.578,90 |
| **Stockholders' Equity** | | |
| Capital stock | 200.842.782,00 | 200.842.782,00 |
| Retained earnings (deficit) | (40.443.083,79) | (40.443.083,79) |
| | 160.399.698,21 | 160.399.698,21 |
| **Total Liabilities** | 1.009.928.193,00 | 1.009.136.051,72 |

# MMX Minas-Rio Mineração S.A.

## Balance Sheet as of

## December 31, 2007

| | Parent Company | Consolidated |
|---|---|---|
| **A S S E T S** | | |
| **Current Assets** | | |
| Cash and cash equivalents | 1.264.689.586,74 | 1.264.689.586,74 |
| Advances | 1.811.781,85 | 1.811.781,85 |
| Taxes recoverable | 9.469.456,81 | 9.469.456,81 |
| Other credits | 853.289,01 | 853.289,01 |
| | 1.276.824.114,41 | 1.276.824.114,41 |
| **Noncurrent Assets** | | |
| Taxes recoverable | 849.081,86 | 849.081,86 |
| Subsidiary and associated companies | 38.253.559,93 | 889.609,16 |
| | 39.102.641,79 | 1.738.691,02 |
| **Permanent Assets** | | |
| Investments | 9.637.399,71 | - |
| Intangible assets | 396.817.882,56 | 455.809.002,08 |
| Property, plant and equipment | 234.376.253,55 | 234.376.253,55 |
| Deferred charges | 124.579.987,48 | 131.268.679,56 |
| | 765.411.523,30 | 821.453.935,19 |
| **Total Assets** | 2.081.338.279,50 | 2.100.016.740,62 |
| **LIABILITIES** | | |
| **Current Liabilities** | | |
| Suppliers | 14.701.795,31 | 14.701.795,31 |
| Allowance for vacation and payroll charges | 976.822,87 | 976.822,87 |
| Taxes and contributions payable | 7.400.610,46 | 7.400.610,46 |
| Loans and financings | 128.380.790,69 | 128.380.790,69 |
| Provision for loss on derivative financial instruments | 23.030.308,92 | 23.030.308,92 |
| Obligations for acquisitions of property, plant and equipment | 2.420.000,00 | 2.420.000,00 |
| Obligations for acquisitions of investments | 43.141.115,48 | 61.735.436,67 |
| Provision for Income Tax and Social Contribution payable | 148.911.823,12 | 148.911.823,12 |
| Other obligations | 1.990,72 | 1.990,72 |
| | 368.965.257,57 | 387.559.578,76 |
| **Noncurrent Liabilities** | | |
| Loans with related parties | 289.588.242,97 | 289.672.382,90 |
| Subsidiary and associated companies | 5.245.810,51 | 5.245.810,51 |
| Other accounts payable | 8.621.751,00 | 8.621.751,00 |
| | 303.455.804,48 | 303.539.944,41 |
| **Unearned Income and Minority Stockholders** | 113.273.460,19 | 113.273.460,19 |
| **Stockholders' Equity** | | |
| Capital stock | 1.295.643.757,26 | 1.295.643.757,26 |
| | 1.295.643.757,26 | 1.295.643.757,26 |
| **Total Liabilities** | 2.081.338.279,50 | 2.100.016.740,62 |

# MMX Metálicos Amapá Ltda.

## Balance Sheet as of

## December 31, 2007

| | |
|---|---|
| **A S S E T S** | |
| **Current Liabilities** | |
| Cash and cash equivalents | 249.869,41 |
| Advances | 8.000,00 |
| **Permanent Assets** | |
| Property, plant and equipment | 10.000.000,00 |
| Deferred charges | 646.982,57 |
| **Total Assets** | 10.904.851,98 |
| **LIABILITIES** | |
| **Current Liabilities** | |
| Taxes and contributions | 1.586,15 |
| **Noncurrent Liabilities** | |
| Subsidiary and associated companies | 10.893.265,83 |
| **Shareholders' Equity** | |
| Capital stock | 10.000,00 |
| **Total Liabilities** | 10.904.851,98 |

# LLX LOGÍSTICA S.A.

## Balance Sheet as of

## December 31, 2007

| Descritpion | Parent Company | Consolidated |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | 157.541,15 | 156.457.201,20 |
| Accounts receivavble | - | 1.601.238,04 |
| Inventory | - | 580.410,17 |
| Taxes recoverable | 479,72 | 1.054.938,69 |
| Advances to suppliers | 308,00 | 22.172,46 |
| | **158.328,87** | **159.715.960,57** |
| **Noncurrent Assets** | | |
| Taxes recoverable | 1.538,41 | 32.157,51 |
| Judicial Deposits | - | 6.960,00 |
| Subsidiaries and Affiliates | 1.129.839,53 | 460.347,45 |
| | **1.131.377,94** | **499.464,97** |
| **Permanent Assets** | | |
| Investments | 172.784.632,26 | - |
| LLX Açu Ltda | 1.431.540,19 | - |
| LLX Minas-Rio | 171.352.188,13 | - |
| Pedreira Sepetiba Ltda | 436,39 | - |
| Sepetiba Emp. E participações Ltda. | 467,55 | - |
| Property, plant and equipment | 132.233,86 | 83.571.445,25 |
| Intangible | - | 72.289.706,54 |
| Deferred | - | 4.238.391,80 |
| | **172.916.866,12** | **160.099.543,60** |
| **Total Assets** | **174.206.572,93** | **320.314.969,13** |
| **LIABILITIES** | | |
| **Current Liabilities** | | |
| Suppliers | 635.886,65 | 2.608.547,58 |
| Taxes and Contributions | 1.019.775,66 | 2.703.544,16 |
| Obligations for acquisition of property, plant and equipment | - | 13.358.639,39 |
| Obligations for acquisition of investments | - | 31.907.263,12 |
| Other accounts payables | 250.449,61 | 11.114.825,47 |
| | **1.906.111,92** | **61.692.819,72** |
| **Noncurrent Liabilities** | | |
| Subsidiaries and affiliates | 4.666.919,46 | 40.531.249,36 |
| Obligations for acquisition of investments | - | 31.907.263,12 |
| Provision for liquidation of Hedge | 1.647.520,24 | 7.607.770,55 |
| Other accounts payables | (277,46) | 12.589.567,60 |
| | **6.314.162,24** | **92.635.850,62** |
| **Shareholders' Equity** | | |
| Capital stock | 5.120.000,00 | 5.120.000,00 |
| Reserves | 160.866.298,77 | 160.866.298,77 |
| | **165.986.298,77** | **165.986.298,77** |
| **Total Liabilities** | **174.206.572,93** | **20.314.969,12** |

MMX

END